Form 20-F
period 2012-12-31
RBS Holdings N.V.
filed 2013-03-28
CIK 1038727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14624

RBS Holdings N.V.
 (Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation)

Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Guarantee of 5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust V	New York Stock Exchange*

Guarantee of 6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VI	New York Stock Exchange**

Guarantee of 6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VII	New York Stock Exchange***

5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust V	New York Stock Exchange

6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VI	New York Stock Exchange

6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VII	New York Stock Exchange

____________________
* The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust V.
** The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VI.
*** The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VII.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each class of common stock of the close of the period covered by the annual report
(Title of each class)	(Number of outstanding shares)
Ordinary shares, par value €0.56 per share	89,287

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

☐  Yes       ☒  No

RBS Holdings N.V.
Annual Report and Accounts 2012

Annual report and accounts

2	SEC Form 20-F cross reference
4	Management Board Report
	4	Chairman's Statement
	5	Business Review
	102	Corporate Governance
115	Financial Statements
	116	Consolidated income statement
	117	Consolidated statement of comprehensive income
	118	Consolidated balance sheet
	119	Consolidated statement of changes in equity
	120	Consolidated cash flow statement
	121	Accounting policies
	133	Notes on the consolidated accounts
		1	Net interest income	133
		2	Non-interest income	133
		3	Operating expenses	134
		4	Pensions	135
		5	Auditor's remuneration	137
		6	Tax	138
		7	Dividends	138
		8	Financial instruments - classification	139
		9	Financial instruments - valuation	142
		10	Financial instruments - maturity analysis	156
		11	Financial assets - impairments	159
		12	Derivatives	160
		13	Debt securities	162
		14	Equity shares	163
		15	Major subsidiaries and participating interests	164
		16	Intangible assets	165
		17	Property, plant and equipment	166
		18	Prepayments, accrued income and other assets	167
		19	Discontinued operations and assets and liabilities of disposal groups	167
		20	Settlement balances and short positions	169
		21	Accruals, deferred income and other liabilities	169
		22	Deferred taxation	170
		23	Subordinated liabilities	171
		24	Share capital	173
		25	Reserves	173
		26	Securitisations and asset transfers	174
		27	Capital resources	175
		28	Memorandum items	176
		29	Changes in operating assets and liabilities	180
		30	Interest received and paid	180
		31	Analysis of cash and cash equivalents	180
		32	Segmental analysis	181
		33	Risk and balance sheet management	184
		34	Remuneration of the Managing Board and Supervisory Board of RBS Holdings N.V.	207
		35	Related parties	208
		36	Post balance sheet events	209
		37	Supplemental condensed consolidating financial information	210
220	Other information
224	Additional information

SEC form 20-F cross reference

Form 20-F Item	Item caption	Page reference in this document
PART I 1	Identity of Directors, Senior Management and Advisors	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	Selected financial data	11-12, 225, 233, 242
	Capitalisation and indebtedness	Not applicable
	Reason for the offer and use of proceeds	Not applicable
	Risk factors	10, 243-251
4	Information on the Company
	History and development of the Company	4, 8-10, 121, 166, 241-242, 261
	Business overview	4, 8-10, 40, 43, 94-97, 121, 181-183, 241-242
	Organisational structure	4, 8-10, 163, 181
	Property, plant and equipment	166
4A	Unresolved Staff Comments	Not applicable
5	Operating and Financial Review and Prospects
	Operating results	11-26, 40, 43, 49, 94-97, 134, 160-161, 238-241
	Liquidity and capital resources	29-101, 120, 139-163, 184-186, 233, 238-241
	Research and Development, Patent and Licenses, etc	Not applicable
	Trend information	10,40, 94-97, 243-251
	Off-balance sheet arrangements	162-163, 174, 176-179, 242
	Tabular disclosure of contractual obligations	42-47, 156-159, 174, 177, 184-185, 233
6	Directors, Senior Management and Employees
	Directors and senior management	103-105, 107-109
	Compensation	113, 129-130, 134-137, 207
	Board practices	30-31, 103-109, 111-112
	Employees	19, 134
	Share ownership	113, 207
7	Major Shareholders and Related Party Transactions
	Major shareholders	241
	Related party transactions	208-209
	Interest of experts and counsel	Not applicable
8	Financial Information
	Consolidated statements and other financial information	116-215, 221, 242
	Significant changes	209
9	The offer and listing
	Offer and listing details	Not applicable
	Plan of distributions	Not applicable
	Markets	241
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expense of the issue	Not applicable
10	Additional Information
	Share capital	Not applicable
	Memorandum and Articles of Association	222-223
	Material contracts	241-242
	Exchange controls	Not applicable
	Taxation	Not applicable
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	259
	Subsidiary information	Not applicable
11	Quantitative and Qualitative Disclosures about Market Risk	28-98, 184-206
12	Description of Securities other than Equity Securities	Not applicable

SEC form 20-F cross reference continued

Form 20-F Item	Item caption	Page reference in this document
PART II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and use of Proceeds	Not applicable
15	Controls and Procedures	114
16A	Audit Committee Financial Expert	106, 112-113
16B	Code of Ethics	109, 223
16C	Principal Accountant Fees and Services	106, 137
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated purchases	Not applicable
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	103-114
16H	Mine Safety Disclosure	Not applicable
PART III
17	Financial statements	Not applicable
18	Financial statements	116-215
19	Exhibits	Exhibit Index

Chairman's Statement

In January 2012, the Royal Bank of Scotland Group plc (RBSG) announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes resulted in the reorganisation of RBSG’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the exit and downsizing of selected activities. The changes ensure the wholesale businesses continue to deliver against RBSG Group’s strategy.

The changes include an exit from cash equities, corporate brokering, equity capital markets and mergers and acquisitions businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses are being implemented.

An inevitable consequence of these changes is the need for a smaller workforce. To return to sustainable profitability, the businesses within the bank need to be improved against a backdrop of challenging market conditions and a tougher regulatory environment. In parallel with the reshaping of its wholesale banking business, RBS Holdings N.V. has been looking at its support infrastructure in order to achieve an optimal operating set-up and cost base. This review has led to a decision to reduce the number of roles in the Netherlands by approximately 500 FTEs. RBS Holdings N.V. will, of course, do everything it can to support redundant employees find new jobs, either within or outside RBSG and its consolidated subsidiaries and associated companies (RBSG Group). The implementation of these reductions will take place by the end of 2013.

The restructure has no impact on RBS Holdings N.V.’s clients as it remains committed to the reshaped wholesale banking proposition, delivering market-leading debt financing, risk management, foreign exchange, rates and transaction services, supported by RBS Holdings N.V.’s extensive international network.

On 19 April 2011 it was announced that the Boards of RBSG Group, The Royal Bank of Scotland plc (RBS plc), RBS Holdings N.V. and The Royal Bank of Scotland N.V. (RBS N.V.) had approved the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the Transfers). This is subject to, amongst other matters, regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures. The Transfers streamline the manner in which RBSG Group interacts with its clients, providing simplified access to the RBSG Group’s Markets and International Banking products.

The first phase of the Transfers took place during the last quarter of 2011 with the successful transferring of certain businesses of RBS N.V. carried on in the United Kingdom to RBS plc. Further more, substantial progress was made in transferring businesses to RBS plc during 2012. In the first half of 2012, assets and liabilities largely relating to businesses in Singapore, Hong Kong and Kazakhstan were transferred to RBS plc.

On 8 August 2012 the Court of Session in Scotland approved the planned transfer of eligible RBS N.V. businesses, including the transfers of certain securities issued by RBS N.V., in the Netherlands and certain EMEA countries to RBS plc on 10 September 2012. The transfer was executed by way of a Dutch statutory demerger, then onto RBS plc by way of a cross-border merger.

Also in the latter half of 2012, other eligible businesses in the Netherlands and certain EMEA countries, and businesses in Malaysia, Turkey and the United Arab Emirates were transferred to RBS plc.

Employees working for RBS Holdings N.V. transferred with the businesses transferring to RBS plc, with no change in their terms and conditions of employment as a result of the transfer. Of the remaining employees in RBS N.V., 79 are employed in the Netherlands and 11,230 in locations outside of the Netherlands.

The remainder of the Transfers are expected to take place during 2013, subject to, amongst other matters, regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.  RBS Holdings N.V. has concluded that it will no longer be possible to transfer its businesses in China before conclusion of the Transfers programme at the end of 2013. Consideration is being given to the options for the transfer of businesses in China at a later date. As announced on 19 April 2011, RBSG is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the Transfers.

Results of operations in 2012
Operating loss before tax was €887 million compared with a loss of €186 million in 2011. This was largely due to a decrease in other operating income as a result of a €2,155 million lower own credit adjustment attributable to the tightening of credit spreads in 2012. In addition, net interest income and fee and commission income decreased following the transfer of businesses to RBS plc. This was partially offset by lower impairment losses. The large impairment losses in 2011 related to Greek sovereign available-for-sale bonds and related interest rate hedge adjustments. In the first half of 2012, as part of Private Sector Involvement in the Greek government bail-out, the vast majority of this portfolio was exchanged for Greek sovereign debt and European Financial Stability Facility notes; the Greek sovereign debt received in the exchange was sold.

Outlook
Economic and regulatory challenges present in 2011 and 2012 are expected to continue into 2013. Growth prospects remain subdued, while a degree of macro-economic risk persists in the eurozone and more generally within the global economy. Against this backdrop, commercial performance is expected to remain broadly stable benefiting modestly from improvement in impairments. In Markets, revenue performance will remain market-dependent. The continuing run-off of Non-Core is expected to crystallise further disposal losses, though overall Non-Core losses are expected to fall. RBS Holdings N.V. expects to continue the further removal of risk through the Transfers, while maintaining adequate capital ratios.

On behalf of the Managing Board, I would like to thank all our employees and clients for their continued commitment during 2012.

Jan de Ruiter
Chairman of the Managing Board of RBS Holdings N.V.

Amsterdam, 27 March 2013

Report and accounts Business Review

6	Presentation of information
7	Forward-looking statements
8	Description of business
9	Competition
10	Risk factors
11	Key financials
12	Summary consolidated income statement
14	Analysis of results
19	Divisional performance
24	Consolidated balance sheet
27	Risk and balance sheet management
28	Risk principles
28	Risk appetite and governance
36	Capital management
41	Liquidity, funding and related risks
50	Credit risk
59	Balance sheet analysis
76	Country risk
85	Market risk
92	Other risks
99	Asset protection Scheme

Presentation of information

In the Report and Accounts and unless specified otherwise, the terms 'company' and 'RBS Holdings' mean RBS Holdings N.V.. RBS Holdings N.V. is the parent company of The Royal Bank of Scotland N.V. (RBS N.V.) consolidated group of companies and associated companies (RBSH Group). The Royal Bank of Scotland Group plc (RBSG) is the ultimate holding company of RBSH Group. RBSG Group refers to RBSG and its consolidated subsidiaries and associated companies. The terms 'Consortium' and 'Consortium Members' refer to RBSG, Stichting Administratiekantoor Beheer Financiële Instellingen (the Dutch State, successor to Fortis) and Banco Santander S.A. (Santander) who jointly acquired RBS Holdings on 17 October 2007 through RFS Holdings B.V. (RFS Holdings).

The company publishes its financial statements in 'euro', the European single currency. The abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively. Reference to '$' is to United States of America (US) dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities consist of transactions within the Netherlands. Geographic analysis has been compiled based on location of office.

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

Glossary
A glossary of terms is detailed on pages 253 to 258.

Forward-looking statements

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

In particular, this document includes forward-looking statements relating, but not limited to: RBSH Group's restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity, cost:income ratios, leverage and loan: deposit ratios, funding and risk profile, certain ring-fencing proposals, sustainability targets, RBSH Group's future financial performance, the level and extent of future impairments and write-downs, including sovereign debt impairments, the protection provided by the asset protection scheme back-to-back contracts with RBS plc, and RBSH Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the financial condition of RBSG Group; global economic and financial market conditions and the continuing economic crisis in Europe; their impact on the financial industry in general and on RBSH Group in particular; competition and consolidation in the banking sector; other geopolitical risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; pension fund shortfalls; the ability to access sufficient sources of liquidity and funding; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes in the credit ratings of RBSH Group; changes to regulatory requirements relating to capital and liquidity; ongoing organisational restructuring; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses; regulatory or legal changes (including those requiring any restructuring of RBSH Group's operations) in the Netherlands, the United States, the United Kingdom, the rest of Europe and other countries in which RBSH Group operates or a change in policy of the government of the Netherlands; legal and regulatory actions and investigations; changes to the valuation of financial instruments recorded at fair value; changes in Dutch and foreign laws, regulations, accounting standards and taxes; general operational risks; information technology systems failure, loss of service availability or breach of data security; employee misconduct, negligence or fraud; reputational risk; the ability of RBSH Group to attract or retain senior management or other key employees; the cross liability resulting from the legal demerger of ABN AMRO Banks N.V. and the Dutch Scheme; and the success of RBSH Group in managing the risks involved in the foregoing. The forward-looking statements contained in this document speak only as of the date of this announcement, and RBSH Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion of certain risks faced by RBSH Group, see Risk factors on pages 243 to 251.

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

In 2007, RFS Holdings, which was jointly owned by RBSG, Fortis (succeeded by the Dutch State in 2008) and Santander (together, the 'Consortium Members') completed the acquisition of RBS Holdings.

RBS Holdings has one direct subsidiary, RBS N.V., a fully operational bank within RBSH Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. Certain assets within RBS N.V. continue to be owned by the Dutch State or shared by the Consortium Members.

As at 31 December 2010, RBSG's shareholding in RFS Holdings was increased to 97.72%. RFS Holdings is controlled by RBSG, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBSG is the ultimate parent company of RBSH Group. The consolidated financial statements of RBSH Group are included in the consolidated financial statements of RBSG Group.

*interest is held by Stichting Administratiekantoor Beheer Financiële Instellingen

RBSH Group had total assets of €71.0 billion and owners' equity of €1.8 billion at 31 December 2012. RBSH Group’s capital ratios were a Total capital ratio of 19.8%, a Core Tier 1 capital ratio of 11.7% and a Tier 1 capital ratio of 13.9%, as at 31 December 2012.

Organisational structure and business overview
Organisational change
In January 2012, RBSG Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes saw the reorganisation of the RBSH Group’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the exit and downsizing of selected activities.

The changes ensure the wholesale businesses continue to deliver against RBSG Group’s strategy.

The changes include an exit from cash equities, corporate brokering, equity capital markets and mergers and acquisitions businesses.  Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses are being implemented.

The Global Banking & Markets (GBM) and Global Transaction Services (GTS) divisions have been reorganised as follow:

•
The ‘Markets’ business maintains its focus on fixed income, with strong positions in debt capital raising, securitisation, risk management, foreign exchange and rates. It will serve the corporate and institutional clients of all RBSH Group businesses.

•
GBM's corporate banking business has been combined with the international businesses of the GTS arm into a new ‘International Banking’ unit and provides clients with a 'one-stop shop' access to the RBSH Group’s debt financing, risk management and payments services. This international corporate business will be self-funded through its stable corporate deposit base.

The wholesale business retains its international footprint ensuring that it can serve customers' needs globally. We believe, that despite current challenges to the sector, wholesale banking services can play a central role in supporting cross border trade and capital flows, financing requirements and risk management and remain committed to this business.

RBSH Group’s activities are organised on a divisional basis as follow:

Markets is a leading origination, sales and trading business across debt finance, fixed income, currencies, investor products and equity derivatives. The division offers a unified service to RBSH Group’s corporate and institutional clients. The Markets’ sales and research teams build strong ongoing client partnerships, provide market perspective and access, and work with the division’s trading and structuring teams to meet the client’s objectives across financing, risk management, investment, securitisation and liquidity.

International Banking serves the world’s largest companies with a leading client proposition focused on financing, transaction services and risk management. International Banking serves as the delivery channel for Markets’ products to corporate clients.

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

Business review continued

Description of business continued
Transfers of a substantial part of the business activities of RBS N.V. to RBS plc
On 19 April 2011, the Boards of RBSG Group, RBS plc, RBS Holdings N.V. and RBS N.V. announced their intention to transfer a substantial part of the business activities of RBS N.V. to RBS plc (the Transfers), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

The Transfers streamline the manner in which the businesses within RBSH Group’s Markets & International Banking (MIB) Divisions interact with clients and provide simplified access to the MIB product suite. The Transfers do not result in any change to the current business strategy for any of the transferred or transferring RBS N.V. businesses and the way in which RBSH Group commercially operates remains unchanged.

The Transfers are consistent with RBSG Group’s efforts to simplify its structure, thereby reducing risk, cost and complexity. In addition, the Transfers result in a simplified management and reporting framework for the RBSG Group across the multiple jurisdictions in which RBS plc and RBS N.V. operate.

It is expected that the Transfers will be completed by 31 December 2013, subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures. RBS Holdings N.V. has concluded that it will no longer be possible to transfer its businesses in China before conclusion of the Transfers programme at the end of 2013. Consideration is being given to the options for the transfer of businesses in China at a later date. Since the announcement in April 2011, a large portion of the Transfers have already successfully taken place. The transfer of eligible business carried out in the UK, including certain securities issued by RBS N.V. was completed during the last quarter of 2011, the 'UK Transfer', pursuant to Part VII of the UK Financial Services and Markets Act 2000. The UK Transfer moved a large part of the UK Equities & Structured Retail, Markets, Lending and the former GTS businesses as well as part of the UK Non-Core portfolio.

In the first half of 2012, assets and liabilities largely relating to businesses in Singapore, Hong Kong and Kazakhstan were transferred to RBS plc by a combination of local schemes of arrangement, novations and subsidiary share sales.

On 8 August 2012 the Court of Session in Scotland approved the planned transfer of eligible RBS N.V. businesses, including the transfers of certain securities issued by RBS N.V., in the Netherlands and certain EMEA countries to RBS plc on 10 September 2012. The transfer was executed by way of a Dutch statutory demerger (the Demerger) from RBS N.V. into RBS II B.V. (the acquiring company); then onto RBS plc by way of a cross-border merger from RBS II B.V. into RBS plc (the Merger, and together with the Demerger, the Dutch Scheme), after which RBS II B.V. ceased to exist. The Dutch Scheme transferred net assets of €868 million to RBS plc. The Dutch Scheme related largely to Transaction Services business and Lending deals. The Markets business included most Dutch, German and Italian law governed Securitised Products and a number of Over the Counter transactions (OTCs).

Also in the latter half of 2012, other eligible businesses in the Netherlands and certain EMEA countries, and businesses in Malaysia, Turkey and the United Arab Emirates were transferred via novations, market mechanisms and subsidiary share sales.

Included within the Transfers are assets and liabilities that meet the IFRS 5 definition of being Held for Sale as at 31 December 2012. These assets and liabilities, relating largely to businesses in India, Russia, Republic of Korea, Thailand, Indonesia, North America and Romania, have been classified as assets and liabilities of disposal groups as at year end, see Note 19 page 167 for further details.

Certain unaudited pro forma condensed consolidated financial information relating to RBS Holdings N.V. is set out on pages 234-237.

As announced on 19 April 2011, RBSG Group is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the Transfers.

Competition
RBSH Group faces strong competition in all the markets it serves. Banks’ balance sheets have strengthened whilst loan demand has been subdued as many customers have sought to delever and the economy has remained weak.

Competition for corporate and institutional customers in the Netherlands and abroad is from Dutch banks and from large foreign universal banks that offer combined investment and commercial banking capabilities. In addition, RBSH Group’s Markets division faces strong competition from dedicated investment banks. In asset finance, RBSH Group competes with banks and specialist asset finance providers, both captive and non-captive. In European and Asian corporate and institutional banking markets RBSH Group competes with the large domestic banks active in these markets and with the major international banks.

Business review continued

Risk factors
Set out below are certain risk factors which could affect RBSH Group's future results and cause them to be materially different from expected results. RBSH Group’s results are also affected by competition and other factors. These risk factors, discussed in more detail in Additional information (pages 243 to 251), should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

•	RBSH Group is reliant on the RBSG Group.

•	RBSH Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions.

•	RBSH Group has significant exposure to the continuing economic crisis in Europe.

•	RBSH Group operates in markets that are highly competitive and its business and results of operations may be adversely affected.

•	RBSH Group is subject to other global risks.

•
RBSH Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

•
The financial performance of RBSH Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments.

•
Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect RBSH Group’s business and results of operations.

•	RBSH Group’s ability to meet its obligations including its funding commitments depends on the RBSH Group’s ability to access sources of liquidity and funding.

•	RBSH Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements.

•	RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings.

•	The regulatory capital treatment of certain deferred tax assets recognised by RBSH Group depends on there being no adverse changes to regulatory requirements.

•
An extensive restructuring and balance sheet reduction programme of the RBSG Group is ongoing and may adversely affect RBSH Group’s business, results of operations, financial condition, capital ratios and liquidity.

•
The execution and/or any delay in the execution (or non-completion) of the approved transfers of a substantial part of the business activities of RBS N.V. to RBS plc may have a material adverse effect on RBSH Group.

•
As a condition to the RBSG Group receiving HM Treasury support, RBSH Group is prohibited from making discretionary coupon payments on, and exercising call options in relation to, certain of its existing hybrid capital instruments, which may impair RBSH Group’s ability to raise new capital through the issuance of securities.

•
Each of RBSH Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments and changes in the approach of RBSH Group’s key regulators could have a material adverse effect on how RBSH Group conducts its business and on its results of operations and financial condition.

•
RBSH Group is subject to a number of legal and regulatory actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on RBSH Group’s operating results or reputation.

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•
The recoverability of certain deferred tax assets recognised by RBSH Group depends on RBSH Group’s ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation or accounting standards.

•	Operational risks are inherent in RBSH Group’s businesses.

•	RBSH Group’s operations are highly dependent on its information technology systems.

•	RBSH Group may suffer losses due to employee misconduct.

•	RBSH Group’s operations have inherent reputational risk.

•
RBSH Group could fail to attract or retain senior management, which may include members of RBSH Group’s Supervisory Board and Managing Board, or other key employees, and it may suffer losses if it does not maintain good employee relations.

•	The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that changes the legal recourse available to investors.

Business review continued

Key financials

	2012 €m	2011(1) €m	2010(1) €m
for the year ended 31 December
Total income	708	4,006	3,890
(Loss)/profit before impairment losses	(822)	1,579	510
Operating (loss)/profit before tax	(887)	(186)	443

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121- Accounting Policy 2 for details.

		2012 €m	2011 €m(1)	2010 €m(1)
	at 31 December
	Total assets	70,954	146,776	200,457
	Funded balance sheet (2)	63,399	127,638	172,185
	Loans and advances to customers	6,380	29,578	44,496
	Deposits	37,103	86,121	86,890
	Equity attributable to controlling interests	1,799	3,395	4,958
Capital ratios	– Core Tier 1	11.7%	8.6%	8.8%
	– Tier 1	13.9%	12.0%	11.0%
	– Total	19.8%	17.5%	15.8%

Notes:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121- Accounting Policy 2 for details.
(2)	Funded balance sheet represents total assets less derivatives.

Business review continued

Summary consolidated income statement

	2012 €m	2011 €m(1)	2010 €m(1)

Net interest income	605	688	1,427
Fees and commissions receivable	469	1,039	1,152
Fees and commissions payable	(198)	(367)	214
Other non-interest (loss)/income	(168)	2,646	1,097
Non-interest income	103	3,318	2,463
Total income	708	4,006	3,890
Operating expenses	(1,530)	(2,427)	(3,380)
(Loss)/profit before impairment losses	(822)	1,579	510
Impairment losses	(65)	(1,765)	(67)
Operating (loss)/profit before tax	(887)	(186)	443
Tax charge	(129)	(449)	(310)
(Loss)/profit from continuing operations	(1,016)	(635)	133
Profit from discontinued operations, net of tax	17	40	985
(Loss)/profit for the year	(999)	(595)	1,118
Attributable to:
Non-controlling interests	-	-	(2)
Controlling interests	(999)	(595)	1,120

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121- Accounting Policy 2 for details.

2012 compared with 2011
Operating loss before tax was €887 million compared with a loss of €186 million in 2011. This decrease of €701 million was due to lower total income partly offset by lower operating expenses and lower impairment losses.

Total income decreased by €3,298 million to a gain of €708 million. This is mainly due to a lower gain in non-interest income.

Net interest income decreased by €83 million to €605 million compared with €688 million in 2011, reflecting further reductions in interest income, in particular in International Banking, mainly due to business transfers to RBS plc.

Non-interest income decreased by €3,215 million to €103 million compared with €3,318 million in 2011, primarily due to the decrease in other non-interest income. This decrease is mainly due to the €2,155 million lower own credit adjustment attributable to the tightening of credit spreads. In addition, fee and trading income were lower as a result of business transfers to RBS plc.

Operating expenses decreased by €897 million to €1,530 million compared with €2,427 million in 2011 due to reduced activities as a result of business transfers to RBS plc.

Impairment losses decreased by €1,700 million to €65 million compared with €1,765 million in 2011. This decrease mainly relates to Greek sovereign available-for-sale bond impairments and related interest rate hedge adjustments, which decreased by €1,428 million, from €1,463 million in 2011 to €35 million in 2012.

Tax
The effective tax rate for 2012 was (14.5%) compared with (241.4%) in 2011. The higher rate for 2011 was mainly the result of losses on Greek sovereign available-for-sale bonds being not recoverable for tax purposes.

Business review continued

2011 compared with 2010
Operating (loss)/profit before tax
Operating loss before tax for the year was €186 million compared with a profit of €443 million in 2010. The decrease largely results from higher impairment losses mainly due to the impairment of Greek sovereign bonds in 2011, which was partially offset by a fair value gain on own debt.

Total income
Total income increased by €116 million to €4,006 million compared with €3,890 million in 2010. This increase is mainly attributable to the fair value gain on own debt resulting in higher other non-interest income. The increase was offset by lower net interest and net fees and commissions’ income mainly due to the transfer of businesses to RBS plc and the disposal of Non-Core operations.

Net interest income decreased by €739 million to €688 million compared with €1,427 million in 2010, reflecting further reductions in interest earning assets due to transfers to RBS plc and the disposal of Non-Core operations.

Non-interest income/(loss) increased by €855 million to €3,318 million compared with €2,463 million in 2010, primarily due to the increase in other operating income. This increase in other operating income is mainly attributable to the widening of credit spreads in the second half of 2011 which led to a fair value gain on own debt of €1,290 million compared with a gain of €250 million in 2010. This increase is partially offset by lower trading income in Markets due to the transfer of trading activities to RBS plc and lower trading income in Non-Core as a result of disposal of operations in Asia and the Americas.

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

Tax
The effective tax rate for 2011 was (241.4)% compared with 70.0% in 2010 mainly as a result of losses on Greek sovereign available-for-sale bonds being not recoverable for tax purposes.

Profit from discontinued operations
Discontinued operations recorded a €40 million profit after tax compared with a €985 million profit after tax for the prior year. The results from discontinued operations in the prior year are mainly attributable to the gain on the sale by RBSH Group of the Dutch State acquired businesses included in the new ABN AMRO Bank on 1 April 2010.

Business review continued

Analysis of results
Net interest income

	2012 €m	2011 €m	2010 €m

Interest receivable	1,628	2,352	3,061
Interest payable	(1,023)	(1,664)	(1,634)
Net interest income	605	688	1,427

	%	%	%
Gross yield on interest-earning assets of the banking business (1)	2.1	2.1	2.4
Cost of interest-bearing liabilities of the banking business	(1.4)	(1.5)	(1.3)
Interest spread of the banking business (2)	0.7	0.6	1.1
Benefit from interest-free funds	0.1	0.0	(0.0)
Net interest margin of the banking business (3)	0.8	0.6	1.1

Yields, spreads and margins of the banking business	%	%	%

Gross yield (1)
– Group	2.1	2.1	2.4
– Domestic	1.4	1.8	1.8
– Foreign	2.8	2.4	3.0
Interest spread (2)
– Group	0.7	0.6	1.1
– Domestic	(0.1)	(0.1)	0.1
– Foreign	1.6	1.2	2.2
Net interest margin (3)
– Group	0.8	0.6	1.1
– Domestic	(0.2)	(0.1)	(0.2)
– Foreign	1.8	1.2	2.3

Notes:
(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Business review continued

Analysis of results continued
Average balance sheet and related interest

		2012			2011
		Average balance €m	Interest €m	Rate %	Average balance €m(1)	Interest €m	Rate %
Assets
Loans and advances to banks	– Domestic	9,870	173	1.8%	4,945	139	2.8%
	– Foreign	15,615	148	0.9%	25,521	207	0.8%
Loans and advances to customers	– Domestic	6,691	154	2.3%	9,234	193	2.1%
	– Foreign	16,677	711	4.3%	28,463	1,058	3.7%
Debt securities	– Domestic	24,274	272	1.1%	34,764	560	1.6%
	– Foreign	4,086	170	4.2%	6,610	195	3.0%
Interest-earning assets	– banking business	77,213	1,628	2.1%	109,537	2,352	2.1%
	– trading business	5,623			19,958
Interest-earning assets		82,836			129,495
Non-interest-earning assets		32,904			62,071
Total assets		115,740			191,566
Percentage of assets applicable to foreign operations		50.5%			67.5%

Liabilities
Deposits by banks	– Domestic	26,210	283	1.1%	23,503	440	1.9%
	– Foreign	15,613	129	0.8%	30,657	125	0.4%
Customer accounts: demand deposits	– Domestic	7,090	60	0.8%	9,853	217	2.2%
	– Foreign	12,900	66	0.5%	21,378	270	1.3%
Customer accounts: savings deposits	– Domestic	-	-	-	209	-	-
	– Foreign	768	28	3.6%	197	5	2.5%
Customer accounts: other time deposits	– Domestic	1,372	44	3.2%	3,394	64	1.9%
	– Foreign	3,767	140	3.7%	5,796	175	3.0%
Debt securities in issue	– Domestic	4,258	63	1.5%	9,613	146	1.5%
	– Foreign	1,038	22	2.1%	3,049	53	1.7%
Subordinated liabilities	– Domestic	4,375	70	1.6%	3,335	79	2.4%
	– Foreign	2,776	162	5.8%	3,281	151	4.6%
Internal funding of trading business	– Domestic	-	-	-	-	-	-
	– Foreign	(4,429)	(44)	1.0%	(3,424)	(61)	1.8%
Interest-bearing liabilities	– banking business	75,738	1,023	1.4%	110,841	1,664	1.5%
	– trading business	11,934			34,431
Interest-bearing liabilities		87,672			145,272
Non-interest-bearing liabilities:
Demand deposits	– Domestic	706			-
	– Foreign	2,084			4,503
Other liabilities		21,466			37,266
Owners' equity		3,812			4,525
Total liabilities and owners' equity		115,740			191,566

Percentage of liabilities applicable to foreign operations		54.9%			68.8%

For notes to this table see page 16.

Business review continued

Analysis of results: Average balance sheet and related interest continued

		2010
		Average balance €m(1)	Interest €m	Rate %
Assets
Loans and advances to banks	– Domestic	6,222	165	2.7%
	– Foreign	20,961	192	0.9%
Loans and advances to customers	– Domestic	9,726	362	3.7%
	– Foreign	38,841	1,612	4.2%
Debt securities	– Domestic	42,520	506	1.2%
	– Foreign	6,780	224	3.3%
Interest-earning assets	– banking business	125,050	3,061	2.4%
	– trading business	26,626
Interest-earning assets		151,676
Non-interest-earning assets		133,173
Total assets		284,849
Percentage of assets applicable to foreign operations		56.7%

Liabilities
Deposits by banks	– Domestic	31,277	524	1.7%
	– Foreign	23,552	84	0.4%
Customer accounts: demand deposits	– Domestic	8,051	89	1.1%
	– Foreign	22,386	146	0.7%
Customer accounts: savings deposits	– Domestic	-	-	-
	– Foreign	3,949	69	1.7%
Customer accounts: other time deposits	– Domestic	1,910	46	2.4%
	– Foreign	11,449	277	2.4%
Debt securities in issue	– Domestic	22,406	361	1.6%
	– Foreign	4,382	124	2.8%
Subordinated liabilities	– Domestic	4,747	110	2.3%
	– Foreign	2,855	(98)	(3.4%)
Internal funding of trading business	– Domestic	-	-	-
	– Foreign	(6,941)	(98)	1.4%
Interest-bearing liabilities	– banking business	130,023	1,634	1.3%
	– trading business	38,989
Interest-bearing liabilities		169,012
Non-interest-bearing liabilities:
Demand deposits	– Domestic	990
	– Foreign	2,465
Other liabilities		106,099
Owners' equity		6,283
Total liabilities and owners' equity		284,849
Percentage of liabilities applicable to foreign operations		56.1%

Notes:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121- Accounting Policy 2 for details.
(2)	The analysis into Domestic and Foreign has been compiled on the basis of location of the entity in which the transaction takes place.

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

	2012 over 2011
	Increase/(decrease) due to changes in:
	Average volume €m	Average rate €m	Net change €m

Interest-earning assets
Loans and advances to banks
Domestic	101	(67)	34
Foreign	(90)	31	(59)
Loans and advances to customers
Domestic	(57)	18	(39)
Foreign	(486)	139	(347)
Debt securities
Domestic	(143)	(145)	(288)
Foreign	(89)	64	(25)
Total interest receivable of the banking business
Domestic	(99)	(194)	(293)
Foreign	(665)	234	(431)
	(764)	40	(724)
Interest-bearing liabilities
Deposits by banks
Domestic	(46)	203	157
Foreign	82	(86)	(4)
Customer accounts: demand deposits
Domestic	49	108	157
Foreign	82	122	204
Customer accounts: savings deposits
Domestic	-	-	-
Foreign	(20)	(3)	(23)
Customer accounts: other time deposits
Domestic	50	(30)	20
Foreign	70	(35)	35
Debt securities in issue
Domestic	79	4	83
Foreign	41	(10)	31
Subordinated liabilities
Domestic	(26)	35	9
Foreign	23	(34)	(11)
Internal funding of trading business
Domestic	-	-	-
Foreign	15	(32)	(17)
Total interest payable of the banking business
Domestic	106	320	426
Foreign	293	(78)	215
	399	242	641
Movement in net interest income
Domestic	7	126	133
Foreign	(372)	156	(216)
	(365)	282	(83)
Note:
The analysis into the Domestic and Foreign has been compiled on the basis of location of the entity in which the transaction takes place.

Business review continued

Analysis of results: Analysis of change in net interest income – volume and rate analysis continued

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

	2012 €m	2011 €m(1)	2010 €m(1)
Operating (loss)/profit before tax
Markets	(503)	1,342	383
International Banking	182	81	409
Central items	(535)	(1,270)	40
Core	(856)	153	832
Non-Core	(31)	(339)	(389)
	(887)	(186)	443

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121- Accounting Policy 2 for details.

Employee numbers at 31 December
(full time equivalents rounded to the nearest hundred)

	2012	2011	2010
Markets	2,900	5,900	6,100
International Banking	5,500	7,000	6,100
Central items	300	600	700
Core	8,700	13,500	12,900
Non-Core	2,600	4,200	6,400
	11,300	17,700	19,300

Business review continued

Divisional performance continued
Markets

	2012 €m	2011 €m	2010 €m

Net interest income	142	66	201
Non-interest income	70	2,589	1,719
Total income	212	2,655	1,920
Direct expenses
– staff costs	(363)	(696)	(892)
– other	(318)	(511)	(668)
Indirect expenses	1	(53)	27
	(680)	(1,260)	(1,533)
(Loss)/profit before impairment losses	(468)	1,395	387
Impairment losses	(35)	(53)	(4)
Operating (loss)/profit before tax	(503)	1,342	383

	€bn	€bn	€bn
Balance sheet
Third party assets	30	72	112
Third party liabilities	36	77	120

2012 compared with 2011
Operating loss before tax was €503 million compared with a gain of €1,342 million in 2011. This decrease of €1,845 million was mainly due to lower total income partly offset by lower operating expenses.

Total income decreased by €2,443 million to €212 million mainly attributable to the decrease in non-interest income.

Net interest income increased by €76 million to €142 million compared with €66 million in 2011. This reflects lower funding costs after the transfer of businesses to RBS plc.

Non-interest income decreased by €2,519 million to €70 million in 2012 compared with €2,589 million in 2011, primarily due to the €1,602 million decrease in other operating income. This is mainly due to the €1,390 million lower own credit adjustment attributable to the tightening of credit spreads. The remaining decrease in other operating income is largely due to a lower gain on the currency translation reserve release related to the transfer of businesses to RBS plc of €167 million compared to €404 million in 2011. In addition, fee and trading income were €893 million lower as a result of transfer of businesses to RBS plc.

Operating expenses have decreased by €580 million to €680 million compared with €1,260 million in 2011. This reflects the continuing transfer of businesses to RBS plc.

Impairment losses decreased by €18 million to €35 million compared with €53 million in 2011. The impairments in 2012 and 2011 reflect a small number of single name provisions.

2011 compared with 2010
Operating profit before tax was €1,342 million compared with €383 million for 2010.

Total income increased by €735 million to €2,655 million. The increase is mainly attributable to the increase in non-interest income due to a fair value gain on own debt which is only partially offset by lower net interest income.

Net interest income decreased by €135 million to €66 million compared with €201 million in 2010, reflecting further reductions in interest earning assets due to transfers to RBS plc.

Non-interest income increased by €870 million to €2,589 million in 2011 compared with €1,719 million in 2010. The increase in other operating income is mainly attributable to the widening of credit spreads in the second half of 2011 which led to a fair value gain on own debt of €879 million compared to a gain of €252 million in 2010. In addition the 2011 results benefited from a gain on a currency translation reserve release of €404 million as a result of the transfer of activities to RBS plc. This increase is partially offset by lower income from trading activities due to the transfer of trading activities to RBS plc and depressed primary market volumes, characterised by volatile and deteriorating credit markets, especially during the second half of the year when the European sovereign debt crisis drove a sharp widening in credit spreads. The heightened volatility increased risk aversion amongst clients and limited opportunities for revenue generation in the secondary markets.

Operating expenses have decreased by €273 million to €1,260 million compared with €1,533 million in 2010. This reflects the transfer of businesses to RBS plc, thus reducing the scale of operations in 2011.

Impairments losses were €53 million in 2011 compared with €4 million in 2010. The impairments in 2011 reflect a small number of single name provisions.

Business review continued

Divisional performance continued
International Banking

	2012 €m	2011 €m	2010 €m

Net interest income	280	490	556
Non-interest income	444	548	510
Total income	724	1,038	1,066
Direct expenses
– staff	(239)	(323)	(357)
– other	(339)	(455)	(402)
Indirect expenses	12	33	-
	(566)	(745)	(759)
(Loss)/profit before impairment losses	158	293	307
Impairment recoveries/(losses)	24	(212)	102
Operating profit before tax	182	81	409

	€bn	€bn	€bn
Balance sheet
Third party assets	4	24	30
Third party liabilities	7	35	41

2012 compared with 2011
Operating profit before tax was €182 million compared with €81 million in 2011. This increase of €101 million was mainly due to lower operating expense and higher impairment recoveries partly offset by lower total income.

Total income decreased by €314 million to €724 million due to decreases in both net interest income and non-interest income.

Net interest income decreased by €210 million to €280 million compared with €490 million in 2011. This reflects further reductions in lending mainly due to the transfer of businesses to RBS plc.

Non-interest income decreased by €104 million to €444 million compared with €548 million in 2011. This is mainly attributable to the transfer of businesses to RBS plc.

Operating expenses decreased by €179 to €566 million compared with €745 million in 2011 as a result of the transfer of businesses to RBS plc.

Impairment losses decreased by €236 million to a recovery of €24 million compared with a loss of €212 million in 2011. The impairments in 2011 are largely driven by a single name provision.

2011 compared with 2010
Operating profit before tax was €81 million compared with €409 million in 2010.

Total income decreased by €28 million to €1,038 million with a decrease in net interest income, partially offset by an increase in non-interest income.

Net interest income decreased by €66 million to €490 million compared with €556 million in 2010, reflecting further reductions in interest earning assets due to transfers to RBS plc.

The increase in non-interest income by €38 million to €548 million compared with €510 million in 2010 is mainly attributable to an increase of transactional exchange rate fees.

Impairment losses were €212 million compared with a credit of €102 million in 2010. The impairments in 2011 are largely driven by a single name provision. The impairments in 2010 reflect a small number of single name provisions, mainly on APS back-to-back covered assets, which are more than offset by several recoveries following the renegotiation of impaired exposures.

Business review continued

Divisional performance continued
Central Items

	2012 €m	2011 €m	2010 €m

Net interest (loss)/income	(34)	(110)	43
Non-interest (loss)/income	(396)	407	301
Total (loss)/income	(430)	297	344
Direct expenses
– staff	(62)	(69)	(216)
– other	(17)	(49)	(71)
Indirect expenses	(3)	14	(17)
	(82)	(104)	(304)
(Loss)/profit before impairment losses	(512)	193	40
Impairment losses	(23)	(1,463)	-
Operating (loss)/profit before tax	(535)	(1,270)	40

	€bn	€bn	€bn
Balance sheet
Third party assets	29	39	38
Third party liabilities	20	25	21

2012 compared with 2011
Operating loss before tax was €535 million compared with a loss of €1,270 million in 2011. The reduced loss is largely due to lower impairment losses partly offset by lower total income.

Total income decreased by €727 million to a loss of €430 million, mainly reflecting lower non-interest income.

Net interest income increased by €76 million to a loss of €34 million. This mainly reflects the lower funding costs as a result of third party funding being replaced by funding from RBS plc as part of the transfer of business to RBS plc.

Non-interest income decreased by €803 million to a loss of €396 million compared with a gain of €407 million in 2011 primarily due to the decrease in other operating income. This is mainly due to the €765 million lower own credit adjustment attributable to the tightening of credit spreads.

Operating expenses decreased by €22 million to €82 million compared with €104 in 2011 due to a litigation recovery.

Impairment losses decreased by €1,440 million to €23 million compared with €1,463 million in 2011. This decrease mainly relates to Greek sovereign available-for-sale bonds impairments and related interest rate hedge adjustments, which decreased by €1,427 million, from €1,462 million in 2011 to €35 million in 2012.

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

Business review continued

Divisional performance continued
Non-Core

	2012 €m	2011 €m(1)	2010 €m(1)

Net interest income	217	242	627
Non-interest loss	(15)	(226)	(67)
Total income	202	16	560
Direct expenses
– staff	(77)	(122)	(310)
– other	(115)	(197)	(462)
Indirect expenses	(10)	1	(12)
	(202)	(318)	(784)
Profit/(loss) before other operating charges and impairment losses	-	(302)	(224)
Impairment losses	(31)	(37)	(165)
Operating loss before tax	(31)	(339)	(389)

	€bn	€bn	€bn
Balance sheet
Third party assets	8	12	19
Third party liabilities	5	7	16

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121- Accounting Policy 2 for details.

2012 compared with 2011
Operating loss before tax was €31 million compared with a loss of €339 million in 2011, largely due to higher total income, lower expenses and lower impairment losses.

Total income increased by €186 million to €202 million mainly due to a lower loss in non-interest income.

Net interest income decreased by €25 million to €217 million compared with €242 million in 2011 following the continuing Non-Core disposals.

Non-interest income increased by €211 million to a loss of €15 million compared to a loss of €226 million in 2011. The increase is mainly due to lower losses on sale and revaluation of assets compared to 2011.

Operating expenses decreased by €116 million to €202 million compared with €318 million in 2011. Operating expenses decreased following the continuing Non-Core disposals.

Impairment losses decreased by €6 million to a loss of €31 million compared with a loss of €37 million in 2011.

2011 compared with 2010
Operating loss before tax was €339 million compared with a loss of €389 million in the year 2010.

Total income decreased by €544 million to €16 million. This is mainly due to lower net interest income, net fees and commissions’ income and income from trading activities which is partly offset by an increase in other operating income.

Net interest income decreased by €385 million to €242 million compared with €627 million in 2010. This decrease is largely due to the disposal of operations in Asia and the Americas.

Non-interest income decreased by €159 million to a loss of €226 million compared to a loss of €67 million in 2010. The decrease is mainly due to lower fees and commissions’ income and income from trading activities as a result of the disposal of operations in Asia and the Americas. The decrease was partly offset by the increase in other operating income due to lower losses on sale and revaluation of assets compared to 2010, as well as the true-up of the APS back-to-back premium of €85 million, see page 99 of this report for further details.

Operating expenses decreased by €466 million to €318 million compared with €784 million for the year 2010. Operating expenses decreased following the disposals during 2010.

Impairment losses in 2011 amounted to €37 million compared with €165 million in 2010.

Business review continued

Consolidated balance sheet at 31 December 2012

	2012 €m	2011 €m(1)	2010 €m(1)

Assets
Cash and balances at central banks	2,294	12,609	8,323
Net loans and advances to banks	15,087	17,953	22,433
Reverse repurchase agreements and stock borrowing	68	9,100	4,272
Loans and advances to banks	15,155	27,053	26,705
Net loans and advances to customers	6,375	29,295	40,608
Reverse repurchase agreements and stock borrowing	5	283	3,888
Loans and advances to customers	6,380	29,578	44,496
Debt securities	22,655	39,645	52,260
Equity shares	1,127	3,093	22,634
Settlement balances	31	2,608	3,573
Derivatives	7,555	19,138	28,272
Intangible assets	49	115	199
Property, plant and equipment	15	152	283
Deferred tax	420	444	5,440
Prepayments, accrued income and other assets	1,469	5,646	5,912
Assets of disposal groups	13,804	6,695	2,360
Total assets	70,954	146,776	200,457

Liabilities
Bank deposits	21,841	29,988	27,178
Repurchase agreements and stock lending	12,624	16,532	4,807
Deposits by banks	34,465	46,520	31,985
Customers deposits	2,620	38,842	49,886
Repurchase agreements and stock lending	18	759	5,019
Customer accounts	2,638	39,601	54,905
Debt securities in issue	2,602	17,714	53,411
Settlement balances and short positions	107	3,409	5,202
Derivatives	9,644	19,868	35,673
Accruals, deferred income and other liabilities	1,782	3,835	5,213
Retirement benefit liabilities	-	60	75
Deferred tax	40	201	260
Subordinated liabilities	6,851	6,859	6,894
Liabilities of disposal groups	11,026	5,293	1,857
Total liabilities	69,155	143,360	195,475

Non-controlling interests	-	21	24
Controlling interests	1,799	3,395	4,958
Total equity	1,799	3,416	4,982

Total liabilities and equity	70,954	146,776	200,457

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121- Accounting Policy 2 for details.

Business review continued

Commentary on consolidated balance sheet 2012 compared with 2011
Total assets were €71.0 billion at 31 December 2012, a decrease of €75.8 billion, or 52%, when compared with €146.8 billion at 31 December 2011.

Cash and balances at central banks decreased by €10.3 billion or 82% to €2.3 billion at 31 December 2012 compared with €12.6 billion at 31 December 2011 principally due to reduced liquidity requirements following the transfer of business to RBS plc during the year, in particular the Dutch Scheme. In addition the decrease is due to the 2013 Transfers being classified as assets of disposal groups (€3.5 billion).

Loans and advances to banks decreased by €11.9 billion, or 44%, to €15.1 billion at 31 December 2012 compared with €27.1 billion at 31 December 2011 principally due the transfer of business to RBS plc during the year, in particular the Dutch Scheme. In addition the decrease is due to the 2013 Transfers being classified as assets of disposal groups (€1.2 billion) and a decline in bank placings.

Loans and advances to customers declined €23.2 billion, or 78%, to €6.4 billion. Customer lending decreased by €22.9 billion, or 78%, to €6.4 billion. This reflected the transfer of business to RBS plc during the year, in particular the International Banking businesses included within the Dutch Scheme. In addition the decrease is due to the 2013 Transfers being classified as assets of disposal groups (€2.3 billion).

Debt securities decreased by €17.0 billion to €22.7 billion, reflecting a reduction in holdings of eurozone government and financial institution bonds (€9.8 billion), the transfer of business to RBS plc as part of the Dutch Scheme and due to the 2013 Transfers being classified as assets of disposal groups (€2.7 billion).

Equity shares decreased by €2.0 billion, to €1.1 billion. This reflected the transfer of business to RBS plc as part of the Dutch Scheme.

Derivative assets decreased by €11.6 billion, or 61%, to €7.6 billion at 31 December 2012 compared with €19.1 billion at 31 December 2011. Derivative liabilities decreased by €10.2 billion, or 52%, to €9.6 billion at 31 December 2012 compared to the balance of €19.9 billion at 31 December 2011. This was largely attributable to the transfer of business to RBS plc as part of the Dutch Scheme.

The increase in assets and liabilities of disposal groups is due to the inclusion of the 2013 Transfers. These businesses are part of the Transfers for 2013 that meet the IFRS 5 definition of being held for disposal as at 31 December 2012, see Note 19 page 167 for further details.

Total liabilities were €69.2 billion as at 31 December 2012, a decrease of €74.2 billion, or 52%, when compared with €143.4 billion at 31 December 2011.

Deposits by banks decreased by €12.1 billion, or 26%, to €34.5 billion, with lower repurchase agreements and stock lending (repos), down €3.9 billion, 24%, to €12.6 billion. This reduction is mainly due to the transfer of businesses to RBS plc during the year, in particular the Dutch Scheme. In addition the decrease is due to the downsizing of the fiduciary business in Markets and planned reductions in funding from RBS plc. This was partially offset by an increase in funding provided by the European Central Bank’s Long Term Refinancing Operation (LTRO).

Customer accounts were down €37.0 billion, or 93%, to €2.6 billion, mainly due to the transfer of business to RBS plc during the year, in particular the Dutch Scheme.

Debt securities in issue declined €15.1 billion, or 85%, to €2.6 billion, largely as a result of the transfer of business to RBS plc during the year, in particular the Dutch Scheme and a decrease in notes and commercial paper outstanding reflecting positions maturing in Markets and Group Treasury.

Equity decreased by €1.6 billion, or 47%, to €1.8 billion, largely driven by the Dutch Scheme.

Business review continued

Commentary on consolidated balance sheet 2011 compared with 2010
Total assets were €146.8 billion at 31 December 2011, a decrease of €53.7 billion, or 27%, when compared with €200.5 billion at 31 December 2010.

Cash and balances at central banks increased by €4.3 billion or 52% to €12.6 billion at 31 December 2011 compared with €8.3 billion at 31 December 2010 principally due to improvements in RBSH Group’s structural liquidity position during 2011.

Loans and advances to banks increased by €0.4 billion, or 1%, to €27.1 billion at 31 December 2011 compared with €26.7 billion at 31 December 2010. Within this, reverse repurchase agreements and stock borrowing (reverse repos) were up €4.8 billion, 113%, to €9.1 billion primarily as a result of the investment of surplus liquidity in short-term assets. Bank placings declined by €4.4 billion, 20%, to €18.0 billion, as a result of lower current accounts and time deposits in Markets.

Loans and advances to customers declined €14.9 billion, or 34%, to €29.6 billion. Within this, reverse repurchase agreements were down €3.6 billion, 93%, to €0.3 billion. Customer lending decreased by €11.3 billion, or 28%, to €29.3 billion. This reflected the planned reductions in the last quarter of 2011 in relation to the UK transfers, see page 9 for further details, along with declines in the Netherlands Markets and International banking businesses. Provisions as a percentage of gross loans and advances to customers increased from 3.3% to 4.9%. This was largely driven by a single name provision in 2011, refer to pages 74 and 159 for further analysis of provisions.

Debt securities decreased by €12.6 billion to €39.6 billion, reflecting the planned reductions in the last quarter of 2011 in relation to the UK transfers, as well as a reduction in holdings of government and financial institution bonds within Markets and RBSH Group Treasury.

Equity shares decreased by €19.5 billion, to €3.1 billion. This reflected the planned reductions in the last quarter of 2011 in relation to the UK transfers and the closure of positions to reduce RBSH Groups’ level of unsecured funding requirements to mitigate the potential impact of unfavourable market conditions.

Derivative assets decreased by €9.2 billion, or 32%, to €19.1 billion at 31 December 2011 compared with €28.3 billion at 31 December 2010. Derivative liabilities decreased by €15.8 billion, or 44%, to €19.9 billion at 31 December 2011 compared to the balance of €35.7 billion at 31 December 2010. This was largely attributable to the planned reductions in the last quarter of 2011 in relation to the UK transfers and the lower volume of over the counter traded derivatives.

The increase in assets and liabilities of disposal groups is due to the inclusion of assets and liabilities relating largely to businesses in Singapore, Australia and Kazakhstan. These businesses are part of the Proposed Transfers for 2012 that meet the IFRS 5 definition of being held for disposal as at 31 December 2011, see Note 19 page 167 for further details.

Total liabilities were €143.4 billion as at 31 December 2011, a decrease of €52.1 billion, or 27%, when compared with €195.5 billion at 31 December 2010.

Deposits by banks increased by €14.5 billion, 45%, to €46.5 billion, with higher repurchase agreements and stock lending (repos), up €11.7 billion, 244%, to €16.5 billion. This increase is largely due to increased funding from RBSG Group, see commentary on Debt securities in issue below for further details.

Customer accounts were down €15.3 billion, or 28%, to €39.6 billion. Within this, repos decreased €4.2 billion, or 85%, to €0.8 billion. Excluding repos, customer deposits were down €11.1 billion, or 22%, at €38.8 billion. This reflected the planned reductions in the last quarter of 2011 in relation to the UK transfers (see page 9 for further details), along with the maturing of time deposits in the US and lower demand accounts in Markets businesses.

Debt securities in issue declined by €35.7 billion, or 67%, to €17.7 billion. This was largely attributable to the planned reductions in the last quarter of 2011 in relation to the UK transfers. A large part of the business carried on in the UK, issued debt in order to fund other parts of RBSH Group. This intra-group funding has, in the short term, been replaced by RBSG Group funding. The funding by RBSG Group will fall in line with the planned reduction of RBSH Group’s balance sheet as part of the Proposed Transfers in 2012 and 2013. In addition the decrease in Debt securities in issue was as a result of reduced issuance by Markets and RBSH Group Treasury.

Equity decreased by €1.6 billion, or 31%, to €3.4 billion, driven by the attributable loss for the period of €0.6 billion and decreases in foreign exchange reserves of €0.4 billion reflecting gains recycled to profit and loss due to the UK Transfers, and a decrease in available-for-sale reserves of €0.4 billion. The decrease in available-for-sale reserves was due to the derecognition of the related deferred tax assets and fair value movements on available-for-sale securities which was partly offset by the recycling of the cumulative losses on RBSH Group’s holding of Greek government bonds, that were recycled to profit and loss in the first half of 2011.

Business review Risk and balance sheet management

28	Risk principles
28	Risk appetite and risk governance
36	Capital management
41	Liquidity, funding and related risks
50	Credit risk
59	Balance sheet analysis
76	Country risk
85	Market risk
92	Other risk
99	Asset protection scheme

Business review Risk and balance sheet management continued

Risk principles
29	Introduction
29	Strategic objectives
Risk appetite and risk governance
29	Risk appetite
30	Risk governance
32	Risk coverage

Business review Risk and balance sheet management continued

Risk principles
Introduction
Risk and balance sheet management are conducted on an overall basis within RBSG Group. Therefore the discussion on risk and balance sheet management on pages 27 to 101 refers principally to policies and procedures in RBSG Group that also apply to RBSH Group.

Strategic objectives
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

These strategic risk objectives are the bridge between the RBSG Group-level business strategy and the frameworks, limits and tolerances that are used to set risk appetite and manage risk in the business divisions on a day-to-day basis. In addition, these strategic risk objectives are the driving force behind the continued focus on de-risking RBSH Group through the Transfers to RBS plc.

This is how we bring the Strategic Plan to life in our management of risk.

More detailed discussions on how RBSH Group strengthened its approach to risk management in 2012 and the areas of focus going forward is contained within the relevant sub-sections on the following pages.

Risk appetite and risk governance
Risk appetite
RBSH Group’s risk appetite identifies and establishes the level and type of risks that it is able and willing to take in executing its chosen business strategy, to protect itself against events that may have an adverse impact on its profitability and/or its capital base. RBSH Group has developed a framework that sets and implements an appropriate risk appetite supported by a regular monitoring and review process. A risk appetite statement setting out overall risk limits for different risk types is approved by the Supervisory Board. Risk appetite limits and risk exposures are reported monthly to the Risk and Control Committee (RCC), the Managing Board and the Supervisory Board. Any limit breach is reported to the Managing Board. The Managing Board may grant a temporary waiver or require the position to be adjusted to comply with the risk limit. For limits other than risk appetite limits authority has been delegated to the RCC, the Asset and Liability Committee (ALCO) and, for certain market risk limits, the Head of Market Risk. The RBS NV RCC and ALCO each have three or more Managing Board members.

A range of different but complementary tools have been developed to measure whether strategic plans are consistent with risk appetite, to test broader ‘what if’ questions and to assess the impact of changes in key assumptions:

•
Integrated stress testing - Stress testing forms part of RBSH Group’s risk and capital management framework and is a major component of the Basel III requirements. It highlights to senior management potential adverse unexpected outcomes related to a mixture of risks and provides an indication of how much capital might be required to absorb losses should adverse scenarios materialise. Stress testing was utilised as a key decision making and capital planning tool as part of the planning of the transfer of a substantial part of the business activities of RBS N.V. to RBS plc.

•	Economic capital - provides complementary insights, with a breadth of understanding of risk profile changes and ‘tail risks’ across different modelled scenarios.

•	Sensitivity analysis - provides ‘ready reckoners’ around changes in key variables. It provides a high-level view on ‘what if’ questions.

RBSG Group Policy Framework
The RBSG Group Policy Framework (GPF) provides clear guidance and controls on how RBSG Group does business, its business conduct and compliance responsibilities and its focus on delivering a control environment.

The GPF and related initiatives aim to ensure that:

•	RBSG Group has clear control standards and ethical principles to cover the risks that it faces to support effective risk management and meet regulatory and legal requirements;

Business review Risk and balance sheet management continued

Risk appetite and risk governance: Risk appetite continued
•	Policies are followed across RBSG Group and compliance can be clearly evidenced, assessed and reported by line management; and

•	The control environment is monitored and overseen through good governance.

Communication and training programmes are provided to all relevant staff, ensuring that they are aware of their responsibilities. The GPF is structured to ensure that policy standard owners and sponsors review their policies on a regular basis, with any identified shortfalls against industry best practice documented and addressed within an agreed time frame.

The GPF was introduced in 2009, key developments during 2012 included:

•	Following external benchmarking exercises, new policy standards were introduced setting out the mandatory controls required to mitigate key risks to RBSG Group.

•
A conduct risk framework was agreed and is being progressively established. Grouped under four policy standards: employee conduct, corporate conduct, market conduct; and conduct towards our customers, each is designed to provide high level direction to RBSG Group and is supported by RBSG Group's Code of Conduct (refer to page 109 for more detail).

•
RBSG Group’s key credit risk policies and mandatory controls were restructured and realigned to reflect credit risk of wholesale and retail. These changes are aimed at simplifying the policy structure and making it clearer to divisions which standards are applicable to their respective businesses.

•	Certain procedural-related policy standards were removed from the framework to reduce bureaucracy and simplify the structure.

The GPF continues to be improved and become more embedded. The results of assurance activity, monitoring and analysis of the internal and external environment are used to reassess the policy standards on a regular basis.

Risk governance
Risk and balance sheet management strategies are owned and set by the Managing Board of RBSH Group and are implemented by the executive management. There are a number of committees and executives that support the execution of the business plan and strategy. Two of these committees are dedicated to RBSH Group and report to the RBSH Group Managing Board and the RBSH Group Supervisory Board. These are depicted and described in the structure chart and table below. Matters not specifically delegated are reserved for the Managing Board.

There are also risk committees that cover RBSG Group and (parts of) RBSH Group reflecting the integrated manner in which the business is managed within RBSG Group. RBSH Group is represented in these committees by members who have delegated authority from RBSH Group to facilitate an integrated and efficient decision process, these specialist risk sub-committees are shown below. The authorities delegated to these variously convened committees are recorded in RBSH Group’s ‘How we manage RBS N.V.’ – Risk Management Report, which is reviewed, updated and approved by the Managing Board on a regular basis.

Notes:
(1)	The RBSG Group Risk Committee and the GALCO report directly to the RBSG Executive Risk Forum.
(2)	The RBSG Capital and Stress Testing Committee is a sub-committee of the GALCO.

Business review Risk and balance sheet management continued

Risk appetite and risk governance: Risk governance continued

Board/Committee	Risk focus	Membership
Supervisory Board	The Supervisory Board is responsible for supervising RBSH Group’s management, RBSH Group’s general affairs, the business connected with it and for advising the Managing Board.	Consists of five members. Three members are executives of RBSG Group.

Managing Board
Reports to RBSH Group Supervisory Board and is the principal decision making forum for RBSH Group. It approves strategy, including the strategies for each of the principal businesses, and monitors the performance of the principal businesses. It also reviews acquisitions, disposals and other significant transactions, is responsible for capital entry management and allocation and determines dividend policy.
The Managing Board comprises of at least five members including the Chairman, one Vice-Chairman and the Chief Financial Officer (CFO).

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

Asset & Liability Committee (ALCO)
A sub-committee of the Managing Board.
ALCO is responsible for identifying, managing and controlling RBSH Group balance sheet risks in executing its business strategy, with specific focus on the management of capital, liquidity, interest rate risk and foreign exchange risk.

Seven permanent voting members led by the Chairman of the Managing Board, RBSH Group CFO, RBSH Group Chief Administration officer (CAO), RBSH Group Chief Risk Officer (CRO), RBSH Group Treasurer also RBSG Group EMEA Treasurer, RBSG Group International Banking Chief Logistics Officer and RBSG Group Markets & International Banking Treasurer

Permanent non-voting guests:
RBSG Group Non-Core Treasurer, RBSG Group Global Head of Equity

Risk and Control Committee (RCC)
A sub-committee of the Managing Board.
The RBSH Group Risk and Control Committee oversees the risk framework within RBSH Group, monitors the actual risk profile and advises the Managing Board. Its scope is credit, market, operational and regulatory risk within RBSH Group.

Chaired by the RBSH Group CRO, Members include RBSH Group Head of Credit Risk, RBSH Group Head Risk Office, RBSH Group CFO, RBSH Group CAO, RBSH Group Head of Markets, RBSH Group Head of International Banking, RBSH Group Head of Market Risk, RBSH Group Head of  Operational, RBSH Group Head of Regulatory Risk and Compliance, RBSH Group Head of Non-Core Risk, RBSH Group CRO M&IB EMEA, RBSH Group CRO Asia Pacific, RBSH Group CRO Americas.

Business review Risk and balance sheet management continued

Risk appetite and risk governance continued
Risk coverage
The main risk types faced by RBSH Group are presented below, together with a summary of the key areas of focus and how RBSH Group managed these risks in 2012.

Risk type	Definition	Features	How RBSH Group manages risk and the progress in 2012
Capital adequacy risk	The risk that RBSH Group has insufficient capital.
Potential to disrupt the business model and stop normal functions of RBSH Group.

Potential to cause RBSH Group to fail to meet the supervisory requirements of regulators.

Significantly driven by credit risk losses and the transfer of a substantial part of the business activities of RBS N.V. to RBS plc.
RBSH Group plans for and maintains an adequate amount and mix of capital consistent with its risk profile. The amount of capital required is determined through risk assessments and stress testing.

Funding and liquidity risk	The risk that RBSH Group is unable to meet its financial liabilities as they fall due.
RBSH Group’s performance in 2012 represented a new benchmark in the management of liquidity risk as RBSH Group began operating under normalised market practices for the management of funding and liquidity risk, despite a backdrop of continued market uncertainty and certain RBSH Group specific factors such as a downgrade of RBSH Group’s external credit rating.

Credit risk (including counterparty credit risk)	The risk that RBSH Group will incur losses owing to the failure of a customer to meet its obligation to settle outstanding amounts.
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

It also continues to reduce the risk associated with legacy exposures through further reductions in Non-Core assets.

Business review Risk and balance sheet management continued

Risk appetite and risk governance: Risk coverage continued

Risk type	Definition	Features	How RBSH Group manages risk and the progress in 2012
Country risk	The risk of material losses arising from significant country-specific events.
Can arise from sovereign events, economic events, political events, natural disasters or conflicts.

Potential to affect parts of RBSH Group’s credit portfolio that are directly or indirectly linked to the country in question.

All country exposures are covered by RBSG Group’s country risk management framework. All countries with material exposures are monitored continually using RBSG Group’s country risk watchlist process to identify emerging issues and facilitate the development of mitigation strategies. Portfolio reviews are undertaken to align to RBSG Group’s country risk appetite in light of evolving economic and political developments.

Sovereign risk increased further in 2012, resulting in rating downgrades for a number of countries, mostly in the eurozone. After the impairment charge in 2011, RBSH Group participated in the restructuring of Greek sovereign debt in the first quarter of 2012 and no longer holds available-for-sale Greek government bonds. During 2012, RBSG Group brought nearly all advanced countries under country limit control and further strengthened its country risk appetite setting. This contributed to a further reduction in exposure to a range of countries.

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
RBSG Group aims to manage operational risk to an acceptable level by taking into account the cost of minimising the risk against the resultant reduction in exposure.

During 2012, RBSG Group continued to make good progress in enhancing its operational risk framework and risk management capabilities. Key areas of focus have included: embedding risk assessments; increasing the coverage of the scenario analysis portfolio; and improving statistical capital modeling capabilities.

The level of operational risk remains high due to the scale of change occurring across RBSH Group, both structural and regulatory, macroeconomic stresses (e.g. eurozone distress) and other external threats such as e-crime.

Business review Risk and balance sheet management continued

Risk appetite and risk governance: Risk coverage continued

Risk type	Definition	Features	How RBSH Group manages risk and the progress in 2012
Regulatory risk	The risk arising from non-compliance with regulatory requirements, regulatory change or regulator expectations.
Adverse impacts on strategy, capital structure, business models and operational effectiveness.

Financial cost of adapting to changes in laws, rules or regulations or of penalties for non-compliance.

Financial cost and reputational damage in respect of penalties for non-compliance/breach of regulations.

Management of regulatory risk entails early identification and effective management of changes in legislative and regulatory requirements that may affect RBSH Group.

Within the RBSG Group Policy Framework, specific policies define the minimum standards for regulatory engagement, upstream risk management and registration and licensing of individuals. These set minimum standards within their respective areas, applicable across RBSG Group.

During 2012, RBSG Group, along with the rest of the banking industry, continued to experience unprecedented levels of prospective changes to laws and regulations from national and supranational regulators. Particular areas of focus were: conduct regulation; prudential regulation (capital, liquidity, governance and risk management); treatment of systemically important entities (systemic capital surcharges and recovery and resolution planning); and structural reforms, with the UK’s Independent Commission on Banking proposals, the European Union’s Liikanen Group recommendations and the Dodd-Frank/Volcker Rule measures in the US.

Conduct risk	The risk that the conduct of RBSH Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss.
Arises from breaches of regulatory rules or laws by individual employees, or as a result of RBSH Group’s retail or wholesale market conduct.

It may also arise from the failure to meet customers’ or regulators’ expectations of RBSH Group.

Non-compliance may result in regulator enforcement, adverse publicity and financial penalties.

A defined and measurable appetite for conduct risk has been established to ensure commercial decisions take account of conduct risk implications.

A framework has been developed and agreed to enable the identification, assessment and mitigation of conduct risks and resultant issues. Embedding of this framework started during 2012 and is continuing in 2013.

Grouped under four pillars (employee conduct, corporate conduct, market conduct and conduct towards RBSG Group’s customers), each conduct risk policy is designed to provide both high-level direction and Group-wide requirements.

Awareness initiatives and targeted conduct risk training for each policy, aligned to the phased policy roll-out, have been developed and are being delivered to help embed understanding and provide the necessary clarity.

Reputational risk	The risk of brand damage arising from financial and non-financial losses due to failure to meet stakeholders’ expectations of RBSH Group’s conduct and performance.
Can arise from a range of actions taken (or, in some cases, not taken) by RBSH Group, as well as its wider conduct, policies and practices.

Can be detrimental to the business in a number of ways, including an inability to build or sustain customer relationships, low staff morale or reduced access to funding sources.

The Managing Board has ultimate responsibility for managing RBSH Group's reputation, although all parts of RBSH Group have responsibility for any reputational impact arising from their operations. The Managing Board's oversight is supported by the RBSG Group Board and the RBSG Group executive risk committees (including a new RBSG Group Conduct Risk Committee) and by the RBSG Group Sustainability Committee.

In 2012, RBSG Group strengthened the alignment of reputational risk management with its strategic objective of serving customers well and with the management of a range of risk types that have a reputational sensitivity.

Business review Risk and balance sheet management continued

Risk appetite and risk governance: Risk coverage continued

Risk type	Definition	Features	How RBSH Group manages risk and the progress in 2012
Business risk	The risk of losses as a result of adverse variance in RBSH Group’s revenues and/or costs relative to its business plan and strategy.	Influenced by many factors such as pricing, sales volumes and input costs, strategic decisions and/or by external factors such as exposure to macroeconomic, regulatory and industry risks.
Business risk is identified, measured and managed through RBSH Group’s planning cycles and performance management processes.

RBSH Group operates a rolling forecast process which identifies projected changes in or risks to operating profit and ensures appropriate actions are taken.

The management of business risk lies primarily with divisions, with oversight at RBSH Group level led by Finance.

During 2012, there was a focus on building better cost management capability across RBSH Group, in response to the changing business environment. RBSH Group has further enhanced its scenario modeling to better understand potential threats to earnings and, thus, develop contingency plans.

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

Business review Risk and balance sheet management continued

Capital management
37	Introduction
37	2012 achievements
37	Governance and approach
38	Capital ratios and risk weighted assets
39	Capital resources and flow statement
40	Looking forward

Business review Risk and balance sheet management continued

Capital management
Introduction
RBSH Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and RBSH Group operates within an agreed risk appetite.

The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring RBSH Group maintains sufficient capital to uphold investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

2012 achievements
RBSH Group’s Tier 1 ratio of 13.9% is higher than the end of 2011 in the face of challenging economic headwinds and continuing costs of de-risking. This has been achieved through a continued focus on reshaping the RBSH Group’s use of capital.

RBSH Group has developed its stress testing capability to identify the impact of a wider set of potential scenarios. The stress outcomes show that the derisking in RBSH Group has been effective in reducing the impacts of stress scenarios and at the same time the capital ratios have been improving, resulting in increased capital buffers. The changes to the risk profiles as a result of de-risking include the Transfers to RBS plc, in particular the Dutch Scheme, run-down of Non-Core, reduction in concentrations, and revising the strategic footprint of the Markets division.

The capital allocation approaches used in RBSH Group will be developed to become increasingly risk sensitive and align risk management and resource allocation more fully.

Governance and approach
RBSH Group Asset and Liability Management Committee (ALCO) is responsible for ensuring RBSH Group maintains adequate capital at all times. The RBSG Group Capital and Stress Testing Committee (CAST) is a cross-functional body driving and directing integrated risk capital activities including determination of the amount of capital RBSH Group should hold, how and where capital is allocated and planning for actions that would ensure that an adequate capital position would be maintained in a stressed environment. These activities have linkages to capital planning, risk appetite and regulatory change. CAST reports through ALCO and comprises senior representatives from RBSH Group Risk, RBSH Group Finance and RBSH Group Treasury.

Determining appropriate capital
The minimum regulatory capital requirements are identified by RBSH Group through the Internal Capital Adequacy Assessment Process and then agreed between Managing Board and the appropriate supervisory authority.

RBSH Group’s own determination of how much capital is sufficient is derived from the desired credit rating level, risk appetite and reflects the current and emerging regulatory requirements of RBSH Group.

It is evaluated through the application of both internally and externally defined stress tests that identify potential changes in capital ratios to a range of scenarios.

RBSH Group identifies the management and recovery actions that could be applied to stress environments. These form an important part of the capital management approach and the contingency planning arrangements, complementing the established buffers.

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

Stress testing approaches are used to continually determine the level of capital required to ensure RBSH Group remains adequately capitalised.

Capital allocation
Capital resources are allocated to RBSH Group’s businesses based on key performance parameters agreed by the Managing Board in the annual strategic planning process. Principal among these is a profitability metric, which assesses the effective use of the capital allocated to the business. Projected and actual return on equity is assessed against the target returns set by the Managing Board. The allocations also reflect strategic priorities, the intensity of regulatory capital use and the usage of other key RBSH Group resources such as balance sheet and funding and liquidity.

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

Business review Risk and balance sheet management continued

Capital management continued
Capital ratios and risk-weighted assets
RBSH Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements. RBSH Group’s RWAs and capital ratios are set out below.

Capital ratios	2012%	2011(1) %	2010(1) %
Core Tier 1	11.7	8.6	8.8
Tier 1	13.9	12.0	11.0
Total	19.8	17.5	15.8

	2012 €m	2011(1) €m	2010 €m
Risk-weighted assets
Credit risk	26,336	50,197	64,200
Market risk (2)	3,389	5,353	1,272
Operational risk	2,994	3,163	4,324
Settlement risk	20	-	-
	32,739	58,713	69,796
Notes:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121- Accounting Policy 2 for details.
(2)	Market risk RWAs in 2011 were largely impacted by the new CRD III rules.

With effect from 30 June 2010, RBSH Group migrated to Basel II status. For the majority of credit risk, RBSH Group uses the advanced internal ratings based approach for calculating RWAs. For operational risk, RBSH Group uses the standardised approach, which calculates operational RWAs based on gross income.

The risk-weighted assets for 2012 reduced due to changes in the structure of the balance sheet following the Transfers to RBS plc, in particular the Dutch Scheme and reductions in Non-Core. Capital ratios are higher than at 31 December 2011, reflecting the reduction in risk-weighted assets as discussed above. This is partially offset by the impact on regulatory capital of a revised interpretation of the tax treatment of certain adjustments.

RBSH Group is consolidated for regulatory reporting within RBSG Group. Pillar 3 information for RBSH Group is included within the RBSG Group Pillar 3 disclosures.

RBSG Group publishes its Pillar 3 Disclosures on its website, providing a range of additional information relating to Basel II and risk and capital management across RBSG Group. The disclosures focus on capital resources and adequacy and discuss a range of credit risk measures and management methods (such as credit risk mitigation, counterparty credit risk and provisions) and their associated RWAs under the various Basel II approaches. Detailed disclosures are also made on equity exposures, securitisations, operational risk, market risk and interest rate risk in the banking book.

Business review Risk and balance sheet management continued

Capital management continued
Capital resources and flow statement
RBSH Group's regulatory capital resources were as follow:

	2012 €m	2011(1) €m	2010(1) €m
Composition of regulatory capital
Tier 1
Controlling interests	1,799	3,395	4,958
Non-controlling interests	-	21	24
Adjustment for:
– Goodwill and other intangible assets	(4)	(10)	(25)
– Unrealised losses on available-for-sale debt securities	2,492	3,066	2,530
– Unrealised gains on available-for-sale equities	(19)	(148)	(112)
– Other regulatory adjustments	(442)	(1,298)	(1,265)
Core Tier 1	3,826	5,026	6,110
Trust preferred securities	2,470	2,511	2,421
Less deductions from Tier 1 capital	(1,757)	(475)	(876)
Total Tier 1	4,539	7,062	7,655

Tier 2
Unrealised gains on available-for-sale equities	19	148	112
Subordinated debt	3,218	3,699	4,105
Less deductions from Tier 2 capital	(1,303)	(639)	(876)
Total Tier 2	1,934	3,208	3,341

Total regulatory capital	6,473	10,270	10,996

The table below analyses the movement in Core Tier 1 capital during the year.

2012 €m
Movement in Core Tier 1 capital
As at 1 January 2012 (1)	5,026
Regulatory adjustment: fair value changes in own credit spreads	839
Foreign currency reserves	(184)
Loss of non-controlling interest and reduction in goodwill	6
Result current year	(999)
Transfer resulting from Dutch Scheme	(868)
Other	6
As at 31 December 2012	3,826

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121- Accounting Policy 2 for details.

Business review Risk and balance sheet management continued

Capital management continued
Looking forward
Basel III
The rules issued by the Basel Committee on Banking Supervision (BCBS), commonly referred to as Basel III, are a comprehensive set of reforms designed to strengthen the regulation, supervision, risk and liquidity management of the banking sector.

In December 2010, the BCBS issued the final text of the Basel III rules, providing details of the global standards agreed by the Group of Governors and Heads of Supervision, the oversight body of the BCBS and endorsed by the G20 leaders at their November 2010 Seoul summit.

The new capital requirements regulation and capital requirements directive that implement Basel III proposals within the European Union (EU) (collectively known as CRD IV) are in two parts, Capital Requirements Directive (CRD) and the Capital Requirements Regulation. Further technical detail will be provided by the European Banking Authority through its Implementing Technical Standards and Regulatory Technical Standards.

The CRD IV has not yet been finalised and consequently the Basel III implementation date of 1 January 2013 has been missed. While it is anticipated that agreement of the CRD IV will be achieved during 2013, the implementation date remains uncertain.

The changes in the definition of regulatory capital under CRD IV and the capital ratios will be subject to transitional rules:

•	The increase in the minimum capital ratios and the new buffer requirements will be phased in over the five years from implementation of the CRD IV;

•
The application of the regulatory deductions and adjustments at the level of common equity, including the new deduction for deferred tax assets, will also be phased in over the five years from implementation; the current adjustment for unrealised gains and losses on available-for-sale securities will be phased out; and

•	Subordinated debt instruments which do not meet the new eligibility criteria will be will be grandfathered on a reducing basis over ten years.

Other regulatory capital changes
RBSH Group is managing the changes to capital requirements from new regulation and model changes and the resulting impact on the common equity Tier 1 ratio, focusing on risk reduction and deleveraging. This is principally being achieved through the Transfers to RBS plc, the continued run-off and disposal of Non-Core assets and deleveraging in Markets as the business focuses on the most productive returns on capital.

The overall impacts of the regulatory changes are fully factored into the capital plans of RBSH Group and its businesses.

 Business review Risk and balance sheet management continued

Liquidity, funding and related risks
42	Introduction
42	2012 achievements and looking forward
42	Liquidity risk
42	Policy framework and governance
43	Stress testing
43	Contingency planning
43	Liquidity reserves
43	Regulatory oversight
43	Funding risk
43	Funding sources
43	Central bank funding
44	Balance sheet composition
44	Encumbrance
44	Liquidity and funding risk: analyses
44	Funding sources
45	Liquidity portfolio
46	Securities repurchase agreements and lending transactions
46	Maturity analysis
48	Non-traded interest rate risk
49	Structural foreign currency exposures

Business review Risk and balance sheet management continued

Liquidity, funding and related risks
Introduction
Liquidity risk is the risk that RBSH Group is unable to meet its obligations, including financing maturities as they fall due. Liquidity risk measurement is highly dependent on firm specific characteristics such as the maturity profile and mix of RBSH Group’s funding base, as well as the quality and liquidity value of its liquidity portfolio as well as broader market factors, such as wholesale funding market conditions, and depositor and investor behaviour. Managing liquidity risk effectively is a key component of RBSH Group’s risk reduction strategy.

A comprehensive well established approach to liquidity risk stress testing is one of the cornerstones of RBSH Group’s liquidity risk management approach.

2012 achievements and looking forward
2012 represented an unsettled year in the capital markets with stabilisation only appearing from late summer onwards in response to various co-ordinated central bank actions and announcements. RBSH Group regularly undertakes stress tests of its liquidity risk position as further described. These stress tests simulate challenging events by analysing the potential impacts of rating agency downgrades and the possible liquidity impacts of extensive further dislocation within the eurozone including the possibility of an exit by certain members. These results are reflected in the amounts held in liquidity reserve over the year and the results are syndicated with senior management and were shared with the DNB. Recent events in 2012 where RBSH Group has experienced well publicised downgrades and other stressors indicate that our liquidity stress testing regime is robust and comprehensive.

Overall RBSH Group has benefited by the continued focus on de-risking and downsizing of its balance sheet. A smaller balance sheet requires less overall funding and a less risky balance sheet that presents smaller contingent stress requirement. With a smaller balance sheet and stable liquidity buffer RBSH Group has been able to both actively reduce short term wholesale funding and issue far lower amounts of new wholesale term funding. Looking forward, RBSH Group is expected to have a lower wholesale funding requirement going forward.

Liquidity risk
Policy, framework and governance
Governance
RBSH Group has in place a robust and comprehensive set of policies and procedures for assessing, measuring and managing the liquidity risk within RBSH Group. This ensures that RBSH Group always maintains sufficient eligible and appropriate financial resources to meet its forward looking financial commitments as they fall due.

RBSH Group is subject to the De Nederlandsche Bank’s (DNB) supervisory regime for liquidity and each member of RBSH Group also complies with their local regulatory framework for the assessment and management of liquidity risk as well as meeting internal standards.

Overall RBSH Group’s liquidity risk appetite is set by the Managing Board. RBSH Group’s liquidity reserve is managed by RBSH Group Treasury.

Local liquidity reserves are the responsibility of Divisional treasurers who report to RBSH Group Treasurer functionally.

In meeting current DNB standards for managing liquidity risk RBSH Group undertakes an Individual Liquidity Adequacy Assessment (ILAA) which takes into account RBSH Group analysis of liquidity risk and the results of stress testing. Broadly speaking the ILAA demonstrates that RBSH Group has analysed each of the sources of liquidity risk that could impact it and taken actions to monitor and mitigate those risks.

RBSH Group has identified 10 specific liquidity risk factors which range from the risk associated with both behavioural and contractual customer deposit outflows through to firm specific reputational factors that could impact RBSH Group’s liquidity position from time to time. The DNB’s review of the ILAA ultimately results in the agreement between RBSH Group and the DNB which sets the parameters for the DNB’s oversight of RBSH Group’s liquidity risk.

In addition, RBSH Group follows the broader market developments in respect of the ongoing evolution of industry and regulatory liquidity risk policies that are currently being debated at an international level and adjusts its policies and processes where appropriate.

RBSH Group actively monitors ongoing regulatory developments in the international arena. Whilst most individual country regulators have implemented or refined specific country liquidity regulations, much work continues at an international level to agree common standards.

The majority of this work is conducted under the auspices of the Basel Committee on Bank Supervision and includes discussion on important measures such as the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR). RBSH Group will always look to proactively adopt such measures into its reporting capabilities provided that there is an alignment and agreement between domestic and international regulators on these issues and specific country regulatory rules are updated to reflect these agreements.

Liquidity measurement and monitoring
Liquidity risk is measured and assessed on a daily basis at RBSH Group level. RBSH Group Treasury uses a set of internal metrics and analysis including stress testing, limit setting and ongoing monitoring. Specific RBSH Group subsidiaries or legal entities may also need to set similar liquidity risk appetites, hold eligible liquidity buffers and otherwise comply with specific local liquidity regulatory requirements.

RBSH Group also uses appropriate transfer pricing of liquidity costs to help induce appropriate pricing behaviour and decision making. RBSG Group’s internal transfer pricing policy is used to support management of the balance sheet mix and composition of contingent and actual liabilities. This helps to ensure that liquidity risk is reflected in product pricing and divisional business performance measurement thereby ensuring that divisions are being correctly incentivised to source the most appropriate mix of funding.

Stress and scenario testing is used to inform a broader understanding of liquidity risk as well as to model specific liquidity risks events, for example the secession of a country from the euro.

Business review Risk and balance sheet management continued

Liquidity funding and related risks: Liquidity risk: Policy, framework and governance continued
RBSH Group actively monitors a range of market and firm-specific indicators on an ongoing basis which are designed to act as early warning indicators that liquidity stresses may be emerging. Some of these indicators will be actual performance of the business against pre-agreed limits, for example customer deposit outflows. Others will be based around general or specific market movements such as movements in RBSH Group’s credit default swap spreads.

RBSH Group’s liquidity risk framework is subject to internal oversight, challenge and governance both at Managing Board level and via internal control functions such as Internal Audit. RBSH Group is also subject to regulatory review and challenge from the DNB.

Stress testing
The strength of a bank’s liquidity risk management can only be evaluated based on its ability to survive under stress.

Simulated liquidity stress testing is regularly performed for each business as well as the major operating subsidiaries. Stress tests are designed to look at the impact of a variety of firm-specific and market-related scenarios on the adequacy of RBSH Group’s liquidity resources at various points in time. Stress tests can therefore be run on an ad hoc basis in response to the emergence of one of these risks.

Scenarios include assumptions about significant changes in key funding sources, external credit ratings, contingent uses of funding, and political and economic conditions or events in particular countries. Stress scenarios are applied to both on-balance sheet instruments and off-balance sheet activities, to provide a comprehensive view of potential cash flows.

In determining the adequacy of RBSH Group’s liquidity resources RBSH Group focuses on the stressed outflows it could be anticipated to experience as a result of any stress scenario occurring. These outflows are measured as occurring over certain time periods which extend from any given day out to two weeks to as long as three months. RBSH Group is expected to be able to withstand these stressed outflows through its own resources over these time horizons without having to revert to extraordinary central bank or governmental assistance.

RBSH Group’s actual experiences from the 2008 and 2009 period have factored heavily into the liquidity analysis in the past although more recent market conditions and events provide more up to date data for scenario modelling. Stress tests are augmented from time to time to reflect firm specific or emerging market risks that could have a material impact on RBSH Group’s liquidity position.

The results of stress testing are an active part of management and strategy in balance sheet management and inform allocation, target and limit discussions. In short limits in the business-as-usual environment are bounded by capacity to satisfy the Group’s liquidity needs in the stress environments.

Contingency planning
RBSH Group has a Contingency Funding Plan (CFP), which is updated as the balance sheet evolves and forms the basis of analysis and actions to remediate adverse circumstances as and if they arise. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. The CFP provides a detailed description of the availability, size and timing of all sources of contingent liquidity available to RBSH Group in a stress event. These are ranked in order of economic impact and effectiveness to meet the anticipated stress requirement. The CFP includes documented processes for actions that may be required to meet the outflows. Roles and responsibilities for the effective implementation of the CFP are also documented. RBSH Group’s CFP is fully integrated with the CFP of RBSG Group.

Liquidity reserves
RBSH Group analyses its liquidity reserve including its locally managed liquidity pools into primary and secondary liquidity groups.  The primary liquidity group generally reflects core eligible liquid assets, such as cash and balances at central banks, treasury bills and other high quality government and agency bonds, and other local primary qualifying liquid assets for each of the significant operating subsidiaries that maintain a local liquidity pool. Secondary liquidity assets represent other qualifying liquid assets that are eligible for local central bank liquidity facilities but do not meet the core local regulatory definition.

RBSH Group in consultation with the DNB and subject to the applicable limits can change the composition of its liquidity reserve. The change in composition may relate to market specific factors, changes in internal liquidity risk appetite or regulatory guidance.

Regulatory oversight
RBSH Group operates in multiple jurisdictions and is subject to a number of regulatory regimes. RBSH Group's lead regulator in the Netherlands is DNB. RBSH Group is a subsidiary of RBSG Group whose lead regulator in the UK is the Financial Services Authority (FSA).

Funding risk
Funding sources
As part of the reduction in RBSH Group’s balance sheet, RBSH Group’s strategy has been to limit access to external funding sources across the globe, including short-term money markets, repurchase agreement markets and term debt investors through its secured and unsecured funding programmes. Funding is now concentrated with RBSG Group, who given their active role in the money markets, along with access to global capital flows through its international client base provide funding to ensure RBSH Group’s funding is well diversified by currency, geography, maturity and type.

Central bank funding
RBSH Group may access various funding facilities offered by central banks from time to time. The use of such facilities can be both part of a wider strategic objective to support initiatives to help stimulate economic growth or as part of RBSH Group’s broader liquidity management and funding strategy. Overall usage and repayment of available central bank facilities will fit within RBSH Group’s overall liquidity risk appetite and concentration limits contained therein so as not to create outsized maturity exposures.

During 2012, RBSH Group drew down €3.5 billion of funding under the European Central Bank’s Long Term Refinancing Operation.

Business review Risk and balance sheet management continued

Liquidity funding and related risks: Funding risk continued
Balance sheet composition
RBSH Group's balance sheet composition is a function of the product offerings and markets served by its Core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments, in line with RBSH Group’s strategy, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Encumbrance
RBSH Group encumbers certain assets as further described herein which serve as collateral to support certain funding initiatives. The principal form of encumbrance is securities repurchase agreements.

RBSH Group categorises its assets into two broad groups; assets that are:

•	already encumbered and are used to support funding currently in place via securities repurchase agreement.

•	not currently encumbered but can for instance be used to access funding from market counterparties or central bank facilities as part of the Group’s contingency funding.

RBSH Group reviews all assets against the criteria of being able to finance them in a secured form (encumbrance) but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features.

Liquidity and funding risk: analyses
Funding sources
The table below shows RBSH Group’s primary funding sources excluding repurchase agreements.

	2012		2011		2010
	€m	%	€m	%	€m	%
Deposits by banks	21,841	64.4	29,988	32.1	27,178	19.8

Debt securities in issue
- Commercial paper	8	0.0	1,563	1.7	5,843	4.3
- Certificates of deposit	108	0.3	2,326	2.5	2,882	2.1
- Medium term notes and other bonds (including securitisations)	2,486	7.4	13,825	14.8	44,686	32.5
	2,602	7.7	17,714	19.0	53,411	38.9

Subordinated liabilities	6,851	20.2	6,859	7.3	6,894	5.0
Total wholesale funding	31,294	92.3	54,561	58.4	87,483	63.7

Customer deposits	2,620	7.7	38,842	41.6	49,886	36.3

Total funding	33,914	100.0	93,403	100.0	137,369	100.0

Notes issued
The tables below show RBSH Group's debt securities in issue and subordinated liabilities by remaining maturity.

	Debt securities in issue
2012	Commercial paper and certificates of deposit €m	MTNs (including securitisations) €m	Total €m	Subordinated liabilities €m	Total €m	%
Less than one year	116	445	561	11	572	6.0
1-3 years	-	605	605	2,674	3,279	34.7
3-5 years	-	545	545	-	545	5.8
More than 5 years	-	891	891	4,166	5,057	53.5
	116	2,486	2,602	6,851	9,453	100.0
2011
Less than one year	3,887	1,711	5,598	61	5,659	23.0
1-3 years	-	4,353	4,353	56	4,409	18.0
3-5 years	2	4,233	4,235	2,672	6,907	28.1
More than 5 years	-	3,528	3,528	4,070	7,598	30.9
	3,889	13,825	17,714	6,859	24,573	100.0

Business review Risk and balance sheet management continued

Liquidity funding and related risks: Liquidity and funding risk: analyses: Funding sources continued

	Debt securities in issue
2010	Commercial paper and certificates of deposit €m	MTNs (including securitisations) €m	Total €m	Subordinated liabilities €m	Total €m	%
Less than one year	8,721	5,741	14,462	4	14,466	24.0
1-3 years	2	10,560	10,562	-	10,562	17.5
3-5 years	2	11,141	11,143	2,592	13,375	22.8
More than 5 years	-	17,244	17,244	4,298	21,542	35.7
	8,725	44,686	53,411	6,894	60,305	100.0

Key points
•	The reduction of commercial paper and certificates of deposit outstanding reflects positions maturing in Markets and Group Treasury.
•	The reduction of medium term notes is related to maturities and the transfer of securities to RBS plc as part of the Dutch Scheme in September 2012.

Liquidity portfolio
RBSH Group is subject to the DNB’s supervisory regime for liquidity and each member of RBSH Group also complies with their local supervisory framework for the assessment and management of liquidity risk as well as meeting internal standards. RBSH Group’s liquidity portfolio is managed by RBSH Group Treasury. Local liquidity portfolios are the responsibility of local treasurers who report to the RBSH Group Treasurer functionally. RBSH Group analyses its liquid assets including its locally managed liquidity pools into primary and secondary liquidity groups.

The primary liquidity group generally reflects core eligible liquid assets (meeting the European Central Bank’s (ECB) definition), such as cash and balances at central banks, treasury bills and other high quality government and agency bonds, and other local primary qualifying liquid assets for each of the significant operating subsidiaries that maintains a local liquidity pool. Secondary liquidity assets represent other qualifying liquid assets that are eligible for local central bank liquidity facilities but do not meet the local regulator's definition of core eligible liquid assets.

The table below shows the composition of RBSH Group's liquidity portfolio (at estimated liquidity value). A significant proportion of the assets within the liquidity portfolio are encumbered as at the balance sheet date in line with RBSH Group’s strategy.

	2012
	Average €m	Period end €m	2011 €m	2010 €m
Cash and cash equivalents	12,871	5,345	14,346	8,323

Central and local government bonds
- AAA rated governments and US agencies	864	672	-	4,949
- AA- to AA+ rated governments	1,562	530	-	1,554
- governments rated below AA	729	253	1,142	1,193
- local government	2,731	1,201	5,143	6,576
	5,886	2,656	6,285	14,272

Unencumbered collateral
- AAA rated	1,510	249	3,907	7,759
- below AAA rated and other high quality assets	861	-	3,536	3,680
	2,371	249	7,443	11,439
Total liquidity portfolio	21,128	8,250	28,074	34,034

Key points
•
RBSH Group's central liquidity reserves reduced by €19.8 billion to €8.2 billion as at year end. This was largely due to reduced liquidity requirements following the transfer of assets and liabilities to RBS plc as part of the Dutch Scheme in September 2012.

•
The reduction in central and local government bonds was driven mainly by a reduction in eurozone government bonds. AAA rated governments and US agencies and AA- to AA+ rated governments bonds in December 2011 were subject to repurchase transactions with RBS plc. The US Government was downgraded from AAA to AA+ by S&P on 5 August 2011 and its debt securities carry a split credit rating, these securities are included in AA- to AA+ rated governments.

•
The reduction in unencumbered collateral was driven mainly by a reduction in Spanish institutional securities and accessing some funding through the European Central Banks long-term refinancing operation facility.

•
The composition of the liquidity portfolio will vary over time based on changing regulatory requirements and internal evaluation of liquidity needs under stress. There are no restrictions over the disposition of the portfolio by RBSG Group management subject to meeting liquidity requirements imposed by the DNB.

Business review Risk and balance sheet management continued

Liquidity funding and related risk: Liquidity and funding risk: analyses continued
Securities repurchase agreements and lending transactions
RBSH Group enters into securities repurchase agreements and securities lending transactions under which it transfers securities in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions are not derecognised if RBSH Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such repurchase transactions included within debt securities on the balance sheet are set out below. All of these securities could be sold or repledged by the holder.

	2012 €m	2011 €m	2010 €m

Deposits by banks - repurchase agreements and stock lending	12,624	16,532	4,807
Customer accounts - repurchase agreements and stock lending	18	759	5,019

Maturity analysis
The contractual maturity of on-balance sheet assets and liabilities highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly by short-term liabilities such as customer deposits. This is achieved through the funding profile of RBSH Group principally with RBSG Group. In practice, the behavioural profiles of many assets and liabilities exhibit greater stability and longer maturity than the contractual maturity.

The following table shows the contractual residual maturity of financial assets and liabilities excluding financial assets and liabilities held for trading and related hedging derivatives.

	Other than Held for Trading (HFT)
	Less than 1 month €m	1 - 3 months €m	3 - 6 months €m	6 months -1 year €m	1 - 3 years €m	3 - 5 years €m	More than 5 years €m	Total €m
2012
Cash and balances at central banks	2,294	-	-	-	-	-	-	2,294
Loans and advances to banks (excluding reverse repos)	7,777	492	356	69	582	264	4,026	13,566
Bank reverse repos	62	-	-	-	-	-	-	62
Loans and advances to customers (excluding reverse)	20	507	632	833	678	1,115	2,142	5,927
Customer reverse repos	-	-	-	-	-	-	-	-
Debt securities	304	88	169	243	2,768	5,020	13,218	21,810
Equity shares	-	-	-	-	-	-	98	98
Settlement balances	29	-	-	-	-	1	1	31
Total assets	10,486	1,087	1,157	1,145	4,028	6,400	19,485	43,788

Deposits by banks (excluding repos)	3,850	5,062	7,271	7	3,810	67	469	20,536
Bank repos	12,613	-	-	-	-	-	-	12,613
Customer accounts (excluding repos)	1,093	158	170	51	270	142	69	1,953
Customer repos	3	-	-	-	-	-	-	3
Debt securities in issue	80	61	170	207	574	545	892	2,529
Settlement balances and short portions	71	-	-	-	2	-	-	73
Subordinated liabilities	-	7	3	2	2,674	-	4,165	6,851
Total liabilities	17,710	5,288	7,614	267	7,330	754	5,595	44,558

Business review Risk and balance sheet management continued

Liquidity funding and related risks: Liquidity and funding risk: analyses: Maturity analysis continued

	Other than Held for Trading (HFT)
	Less than 1 month €m	1 - 3 months €m	3 - 6 months €m	6 months -1 year €m	1 - 3 years €m	3 - 5 years €m	More than 5 years €m	Total €m
2011
Cash and balances at central banks	12,605	4	-	-	-	-	-	12,609
Loans and advances to banks (excluding reverse repos)	12,288	60	93	375	401	1,208	1,362	15,787
Bank reverse repos	8,329	771	-	-	-	-	-	9,100
Loans and advances to customers (excluding reverse)	6,215	3,560	2,473	3,332	4,852	3,423	4,474	28,329
Customer reverse repos	206	77	-	-	-	-	-	283
Debt securities	1,619	1,637	1,144	1,265	6,089	4,033	18,635	34,422
Equity shares	-	-	-	-	-	-	535	535
Settlement balances	2,594	1	10	-	-	-	3	2,608
Total assets	43,856	6,110	3,720	4,972	11,342	8,664	25,009	103,673

Deposits by banks (excluding repos)	13,740	12,299	584	461	665	789	202	28,740
Bank repos	6,685	9,847	-	-	-	-	-	16,532
Customer accounts (excluding repos)	33,688	1,306	1,309	329	597	214	382	37,825
Customer repos	759	-	-	-	-	-	-	759
Debt securities in issue	2,061	1,590	831	1,117	4,353	4,169	3,528	17,649
Settlement balances and short positions	2,844	1	-	-	-	-	-	2,845
Subordinated liabilities	-	26	16	19	56	2,496	4,245	6,858
Total liabilities	59,777	25,069	2,740	1,926	5,671	7,668	8,357	111,208

	Other than Held for Trading (HFT)
	Less than 1 month €m	1 - 3 months €m	3 - 6 months €m	6 months -1 year €m	1 - 3 years €m	3 - 5 years €m	More than 5 years €m	Total €m
2010
Cash and balances at central banks	4,787	3	-	3,522	-	-	11	8,323
Loans and advances to banks (excluding reverse repos)	18,831	1,008	708	374	723	165	513	22,322
Bank reverse repos	3,572	671	-	29	-	-	-	4,272
Loans and advances to customers (excluding reverse)	9,580	4,102	2,741	2,944	9,464	5,437	6,055	40,323
Customer reverse repos	3,888	-	-	-	-	-	-	3,888
Debt securities	5,186	1,429	456	2,243	7,864	5,140	21,131	43,449
Equity shares	-	-	-	-	-	-	909	909
Settlement balances	3,458	67	28	-	20	-	-	3,573
Total assets	49,302	7,280	3,933	9,112	18,071	10,742	28,619	127,059

Deposits by banks (excluding repos)	19,829	2,738	1,140	552	921	684	1,222	27,086
Bank repos	4,807	-	-	-	-	-	-	4,807
Customer accounts (excluding repos)	40,613	2,482	487	458	213	923	2,590	47,766
Customer repos	4,480	417	-	-	-	4	26	4,927
Debt securities in issue	5,392	4,183	2,225	2,662	10,562	11,194	17,188	53,406
Settlement balances and short positions	2,810	39	47	-	-	-	-	2,896
Subordinated liabilities	4	-	-	-	-	2,593	4,298	6,895
Total liabilities	77,935	9,859	3,899	3,672	11,696	15,398	25,324	147,783

Business review Risk and balance sheet management continued

Liquidity, funding and related risks continued
Non-traded interest rate risk
Non-traded interest rate risk impacts earnings arising from RBSH Group’s banking activities. This excludes positions in financial instruments which are classified as held for trading, or hedging items.

RBSH Group provides a range of financial products to meet a variety of customer requirements. These products differ with regard to repricing frequency, tenor, indexation, prepayments, optionality and other features. When aggregated, they form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates.

Mismatches in these sensitivities give rise to net interest income volatility as interest rates rise and fall. For example, a bank with a floating rate loan portfolio and largely fixed rate deposits will see its net interest income rise as interest rates rise and fall as rates decline.

RBSH Group policy is to manage interest rate sensitivity in banking book portfolios within defined risk limits. Interest rate risk is transferred from the banking divisions to RBSH Group Treasury. Aggregate positions are then hedged externally using cash and derivative instruments, primarily interest rate swaps, to manage exposures within RBSH Group Asset and Liability Management Committee (ALCO) approved limits. RBSH Group is required to manage interest rate risk in the banking book (IRRBB) through transactions with RBS Plc to the greatest extent possible.

RBSH Group assesses IRRBB using a set of standards to define, measure and report the risk.

Key measures used to evaluate IRRBB are subjected to approval granted by the ALCO. Limits on IRRBB are set according to the Non-Trading Interest Rate and Foreign Currency Risk Policy Statement and are subject to RBSH Group ALCO approval. IRRBB is measured using a version of the same Value at Risk (VaR) methodology that is used by RBSG Group.

Residual risk positions are routinely reported to ALCO, the Managing and Supervisory board and the RCC. VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

IRRBB one-day VaR at 99% confidence level for RBSH Group's retail and commercial banking activities was as follows. The figures exclude the banking books of Short Term Markets and Finance (STMF) which are reported within the Market Risk section.

	Average €m	Period end €m	Maximum €m	Minimum €m

2012	6.0	5.2	9.6	4.4
2011	10.0	8.3	15.2	7.4
2010	30.1	16.2	69.9	16.2

Key points
•	VaR continued to reduce in 2012 following the Transfers to RBS plc in the last quarter of 2011 and 2012.

Business review Risk and balance sheet management continued

Liquidity, funding and related risks continued
Structural foreign currency exposures
RBSH Group does not maintain material non-trading open currency positions, other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below sets out RBSH Group structural foreign currency exposures.

	Net investments in foreign operations (1) €m	Net investment hedges €m	Structural foreign currency exposures €m
2012
US dollar	1,259	(960)	299
Pound sterling	(397)	75	(322)
Other non-euro	2,558	(2,034)	524
	3,420	(2,919)	501

2011
US dollar	1,334	(1,129)	205
Pound sterling	721	(715)	6
Other non-euro	3,749	(2,310)	1,439
	5,804	(4,154)	1,650

2010
US dollar	1,271	(730)	541
Pound sterling	1,358	(1,238)	120
Other non-euro	3,779	(2,298)	1,481
	6,408	(4,266)	2,142

Note:
(1)	Includes minority participations.

Key points
•
RBSH Group’s structural foreign currency exposure at 31 December 2012 was €0.5 billion, a decrease of €1.1 billion primarily as a result of the Transfers to RBS plc in the last quarter of 2011 and 2012.

Sensitivity of equity to exchange rates
Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure.

The table shows the sensitivity of RBSH Group's equity capital to a 10% appreciation and 10% depreciation in the euro against all foreign currencies.

2012		2011		2010
Euro appreciates 10% €m	Euro depreciates 10% €m	Euro appreciates 10% €m	Euro depreciates 10% €m	Euro appreciates 10% €m	Euro depreciates 10% €m
(45)	55	(162)	165	(367)	435

Business review Risk and balance sheet management continued

Credit risk
51	Introduction
51	- Top and emerging credit risks
51	- Objectives, organisation and governance
52	Credit risk management framework
52	- Risk appetite and concentration risk management
52	- Product/asset class
52	- Sector concentration
53	- Single-name concentration
53	- Country
53	Controls and assurance
54	Credit risk measurement
54	Probability of default/customer credit grade
54	Exposure at default models
54	Loss given default models
54	Changes to wholesale credit risk models
54	Credit risk mitigation
54	- Approaches and methodologies
55	- Secured portfolios
55	- Wholesale market exposures
56	Early problem identification and problem debt management
56	Wholesale customers
56	- Early problem recognition
56	- Watchlist
56	- RBSG Global Restructuring Group
56	Wholesale renegotiations
57	- Provisioning for wholesale renegotiated customers
58	- Recoveries and active insolvency management
58	Impairment loss provision methodology

Business review Risk and balance sheet management continued

Credit risk
Introduction
Risk management is conducted on an overall basis within RBSG Group. Therefore the discussion on pages 51 to 58 refer principally to policies and procedures in RBSG Group that also apply to RBSH Group. Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. The credit risk that RBSH Group faces arises mainly from wholesale lending, provision of contingent obligations (such as letters of credit and guarantees) and counterparty credit risk arising from derivative contracts and securities financing transactions entered into with customers. Other material risks covered by RBSG Group’s credit risk management framework are:

•	Concentration risk - the risk of an outsized loss due to the concentration of credit risk to a specific asset class or product, industry sector, customer or counterparty, or country.
•	Settlement risk - the intra-day risk that arises when RBSH Group releases funds prior to confirmed receipt of value from a third party.
•	Issuer risk - the risk of loss on a tradable instrument (e.g. bond, equity or synthetic instrument such as a credit default swap) due to default by the issuer.
•	Wrong way risk - the risk of loss that arises when the risk factors driving the exposure to a counterparty or customer are positively correlated with the probability of default for that counterparty.
•	Credit mitigation risk - the risk that credit risk mitigation is not enforceable or that the value of such mitigation decreases, thus leading to unanticipated losses.

Top and emerging credit risks
The quantum and nature of credit risk assumed across RBSH Group’s different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment. RBSH Group therefore remains sensitive to the economic conditions within the geographies in which it operates in, in particular the eurozone, Asia Pacific, US and UK.

The following credit risks continue to be the focus of management attention.

Eurozone troubles
The ongoing impact of the troubles in the eurozone continued to be felt most significantly in the banking sector, where widening credit spreads and regulatory demand for increases in Tier 1 capital and liquidity exacerbated the risk management challenges already posed by the sector’s continued weakness, as provisions and write-downs remain elevated.

A material percentage of global banking activity in risk mitigation now passes through the balance sheets of the top global players, increasing the systemic risks to the banking sector. RBSH Group’s exposures to these banks continue to be closely managed. In particular, RBSH Group has intensified its management of settlement risk through ongoing review of the level of risk and the operational controls in place to manage it, together with proactive actions to reduce limits. The weaker banks in the eurozone also remained subject to heightened scrutiny and RBSG Group’s risk appetite for these banks was adjusted throughout 2012.

RBSG Group has continued to focus on operational preparations for possible sovereign defaults and/or eurozone exits. RBSG Group has also considered initiatives to determine and reduce redenomination risk. Further actions to mitigate risks and strengthen control in the eurozone typically included taking guarantees or insurance, updating collateral agreements, and tightening certain credit pre-approval processes. RBSH Group has a material exposure to Spanish AFS debt securities issued by banks and other financial institutions of €5.8 billion at 31 December, predominately comprised of covered bonds backed by mortgages. Whilst the exposure was reduced by €1.5 billion during 2012, largely as a result of sales, the portfolio continues to be subject to heightened scrutiny, including undertaking stress analysis. Further details on RBSH Group’s approach to managing country risk and the risks faced within the eurozone can be found on pages 76 to 84.

Retailers
Given the cyclical nature of the retail corporate sector and its sensitivity to stressed economic conditions, RBSG Group has continued to apply heightened scrutiny to this portfolio. Loss experience on the RBSH Group’s retail portfolio remained low during 2012, as a result of active management. The portfolio is generally well diversified by geography and by counterparty.

Renegotiations
Loan modifications take place in a variety of circumstances including but not limited to a customer’s current or potential credit deterioration. Where the contractual payment terms of a loan have been changed because of the customer’s financial difficulties, it is classified as ‘renegotiated’ in the wholesale portfolio. RBSH uses renegotiations as a management tool to support viable customers through difficult financial periods during business cycles. Used wisely, they can reduce the incidence of bankruptcies for otherwise successful enterprises. On a broader scale they can also help reduce the impact of ‘fire sale’ pricing on real economic assets. However, they must be used selectively and require additional management vigilance throughout the loan life cycle. RBSH Group has continued to take steps to improve its management and reporting of such loans within its corporate businesses.

Objectives, organisation and governance
The existence of a strong credit risk management function is vital to support the ongoing profitability of RBSG Group. The potential for loss through economic cycles is mitigated through the embedding of a robust credit risk culture within the business units and through a focus on the importance of sustainable lending practices. The role of the credit risk management function is to own the credit approval, concentration and credit risk control frameworks and to act as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound lending environment within approved risk appetite. Responsibility for development of, and compliance with, RBSG Group-wide policies and credit risk frameworks and RBSG Group-wide assessment of provision adequacy resides with RBSG Group Credit Risk (GCR) function under the management of RBSG Group Chief Credit Officer. Execution of these policies and frameworks is the responsibility of the risk management functions, located within RBSG Group’s business divisions.

Business review Risk and balance sheet management continued

Credit risk: Introduction continued
These divisional credit risk management functions work together with GCR to ensure that RBSG Group Board’s expressed risk appetite is met, within a clearly defined and managed control environment. The credit risk function within RBSH Group is managed by the RBSG Group Chief Credit Officer, who also acts as RBSH Group Chief Credit officer and in that capacity reports to the RBSH Group Chief Risk Officer. RBSH Group’s activities within credit risk include credit risk appetite setting, transaction and portfolio analysis, and ongoing credit risk monitoring and oversight.

Key trends in the credit risk profile of RBSH Group, performance against limits and emerging risks are set out in the Risk Report provided to the RCC, the Managing Board and the Supervisory Board.

Credit risk management framework
RBSG Group has established an appropriate and comprehensive framework for the management of credit risk that includes governance structures, risk appetite and concentration frameworks, policies, measurement and reporting tools and independent assurance.

In order to strengthen this framework and ensure consistent application across RBSG Group, during 2012 the GCR function launched a set of credit control standards that divisions must comply with, to supplement the existing policy suite. These standards address divisional governance and policy requirements and reflect a set of behavioural, organisational and management norms that drive a sound divisional control environment and embed a strong risk culture.

Risk appetite and concentration risk management
Risk appetite of RBSH Group has been set by RBSH Managing Board and is derived from the risk appetite as expressed by RBSG Group Board through the setting of specific quantitative risk appetite targets under stress. Of particular relevance in the management of credit risk for RBSH Group are the targets for capital adequacy. The credit risk framework has therefore been designed around the factors that influence RBSH Group’s ability to meet these targets. These include the limiting of excess credit risk concentrations by product sector/asset class, industry sector, customer or counterparty (i.e. single name) and country any of which could generate higher volatility under stress and, if not adequately controlled, can undermine capital adequacy.

The frameworks are supported by a suite of RBSG Group-wide and divisional policies that set out the risk parameters within which business units may operate.

The management of concentration risk and associated limits are firmly embedded in the risk management processes of RBSG Group and form a pivotal part of the Risk function’s engagement with the businesses on the appropriateness of risk appetite choices. The RBSG Group Executive Risk Forum (ERF), or delegated committee, has reviewed all material industry and product portfolios and agreed a risk appetite commensurate with the franchises represented in these reviews. In particular, limits have been reviewed and re-sized, to refine RBSG Group’s risk appetite in areas where it faces significant balance sheet concentrations or franchise challenges. The need to control concentrations must at all times be balanced against the need to ensure sufficient capacity within credit limits to support customers of sound credit quality, in particular within retail and small business customer segments.

Through the overlay model, RBSH Group’s concentration risks are captured in, and primarily governed by, the divisional and RBSG Group risk control frameworks. However concentration risks are actively monitored from an RBSH Group perspective through monthly reporting.

During 2012, the credit risk function expanded the scope of its credit risk appetite controls through the active management of non-financial risks in RBSG Group’s lending decisions. The development of Environmental, Social and Ethical (ESE) risk policies for sectors considered to present a higher reputational risk (such as the defence, oil and gas sectors) provide a framework within which the RBSG Group can better manage its reputational risks. This ESE framework forms part of a wider initiative by the Group to improve reputational risk management and build trust with its stakeholders (for more information on reputational risk management, refer to page 98).

Product/ asset class
Retail - a formal framework establishes RBSG Group-level statements and thresholds that are cascaded through all retail franchises in RBSG Group and to granular business lines. These include measures that relate both to aggregate portfolios and to asset quality at origination, which are tracked frequently to ensure consistency with RBSG Group standards and appetite.

Wholesale - formal policies, specialised tools and expertise, tailored monitoring and reporting and, in certain cases, specific limits and thresholds are deployed to address certain lines of business across RBSG Group, where the nature of credit risk incurred could represent a concentration or a specific/heightened risk in some other form. Those portfolios identified as potentially representing a concentration or heightened risk are subject to formal governance, including periodic review, at either Group or divisional level, depending on materiality.

Sector concentration
Across wholesale portfolios, exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Through this sector framework, risk appetite and portfolio strategies are agreed and set at aggregate and more granular levels where exposures have the potential to represent excessive concentration or where trends in both external factors and internal portfolio performance give cause for concern. Formal periodic reviews are undertaken at RBSG Group or divisional level depending on materiality. These may include an assessment of RBSG Group’s franchise in a particular sector, an analysis of the outlook (including downside outcomes), identification of key vulnerabilities and stress/scenario tests.

The focus during 2012 was on embedding sector and sub-sector specific appetite within divisional policies and processes and on setting appropriate controls. This includes strengthening portfolio controls on key metrics and lending parameters and the ongoing development of sector specific lending policies.

Business review Risk and balance sheet management continued

Credit risk: Credit risk management framework continued
A sector concentration report, detailing aggregate lending exposures and recent trends is included in the Monthly Risk report discussed at the RCC and presented by the RBSH Group CRO to the Managing Board.  This report is also distributed each month to the Supervisory Board, sector risk exposures are discussed by the Supervisory Board quarterly.

Single-name concentration
Within wholesale portfolios, much of the activity undertaken by the credit risk function is organised around the assessment, approval and management of the credit risk associated with a borrower or group of related borrowers. A formal single name concentration framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes specific and sometimes elevated approval requirements, additional reporting and monitoring, and the requirement to develop plans to address and reduce excess exposures over an appropriate timeframe.

Credit approval authority is discharged by way of a framework of individual delegated authorities, which requires at least two individuals to approve each credit decision, one from the business and one from the credit risk management function. Both parties must hold sufficient delegated authority. While both parties are accountable for the quality of each decision taken, the credit risk management approver holds ultimate sanctioning authority. The level of authority granted to individuals is dependent on their experience and expertise, with only a small number of senior executives holding the highest authority provided under the framework.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses: borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; and compliance with terms and conditions. For certain counterparties, early warning indicators are also in place to detect deteriorating trends in limit utilisation or account performance, and to prompt additional oversight.

A number of credit risk mitigation techniques are available to reduce single name concentrations. To be considered suitable, credit risk mitigants must be effective in terms of legal certainty and enforceability and maturity/expiry dates must be the same or later than the underlying obligations. Typical mitigant types include cash, bank/government guarantees, and CDS.

Since 2009, RBSG Group has been managing its corporate exposures to reduce concentrations and align its appetite for future business to RBSG Group’s broader strategies for its large corporate franchises. RBSG Group is continually reviewing its single name concentration framework to ensure that it remains appropriate for current economic conditions and in line with improvements in RBSG Group’s risk measurement models.

In 2012, RBSG Group implemented further refinements to the single name exposure management controls already in place, which brings them more closely in line with market best practice and which allows RBSG Group to differentiate more consistently between the different risk types.

Within RBSH Group, single name concentration limits are set in line with the RBSG Group’s framework. Limits are regularly reviewed and were further tightened during 2012 in order to align with the reduced credit portfolio and capital base following the Transfers to RBS plc that took place in 2012.

Country
For information on how RBSH Group manages credit risk by country, refer to the Country risk section on pages 76 to 84.

Controls and assurance
RBSG Group’s credit control and assurance framework comprises three key components: credit policy, policy compliance assurance and independent assurance.

The foundation is RBSG Group Credit Policy Standard, which, as part of the Group Policy Framework (GPF), sets out the rules RBSG Group’s businesses must follow to ensure that credit risks are identified and effectively managed through the credit lifecycle. During 2012, a major revision of RBSG Group’s key credit policies was completed, ensuring that RBSG Group’s control environment is appropriately aligned to the risk appetite that RBSG Group Board has approved, and provides a sound basis for RBSG Group’s independent audit and assurance activities across the credit risk function.

The second component is a policy assurance activity that GCR undertakes to provide the RBSG Group Chief Credit Officer with evidence of the effectiveness of the controls in place across RBSG Group to manage credit risk. The results of these reviews are presented to RBSG Group Credit Risk Committee on a regular basis in support of the self-certification that GCR is obliged to complete under the GPF.

Finally, a strong independent assurance function is an important element of a sound control environment. During 2011, RBSG Group took the decision to strengthen its credit quality assurance (CQA) activities and moved all divisional CQA resources under the centralised management of GCR. The benefits of this action are already apparent in greater consistency of standards and cross-utilisation of resources, ensuring that subject matter experts bring their expertise to bear where relevant.

Reviews undertaken consistently address the four underlying risk pillars of: risk management, risk appetite, ratings and data integrity, and asset quality. Appropriate identification, escalation, remediation and related tracking of control breaches and improvements in operational processes are firmly embedded in the assurance process to ensure that divisions act upon review findings.

Business review Risk and balance sheet management continued

Credit risk continued
Credit risk measurement
RBSG Group uses credit risk models to support quantitative risk assessments within the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. Credit risk models used by RBSG Group may be divided into three categories, as follow:

Probability of default/customer credit grade
These models assess whether a customer will be able to repay its obligations over a one year period.

Wholesale models - As part of the credit assessment process, RBSG Group assigns each counterparty an internal credit grade based on its probability of default (PD). RBSG Group uses a number of credit grading models which consider risk characteristics relevant to the customer. Credit grading models utilise a combination of quantitative inputs, such as recent financial performance and qualitative inputs such as management performance or sector outlook. RBSG Group uses a credit grade in many of its risk management and measurement frameworks, including credit sanctioning and managing single-name concentration risk.

Retail models - Each customer account is scored using models based on the likelihood of default. Scorecards are statistically derived using customer data; customers are given a score that reflects their probability of default, and this score is used to support automated credit decision making.

Exposure at default models
Exposure at default (EAD) models estimate the level of use of a credit facility at the time of a borrower’s default, recognising that customers make more use of their existing credit facilities as they approach default. For revolving and variable draw-down type products that are not fully drawn, the EAD is higher than the current utilisation. The estimate of exposure can be reduced with financial collateral provided by the obligor or a netting agreement.

Models that measure counterparty credit risk exposure are used for derivatives and other traded instruments, where the amount of credit risk exposure may depend on one or more underlying market variables, such as interest or foreign exchange rates. These models drive RBSG Group’s internal credit risk management activities.

Loss given default models
Loss given default (LGD) models estimate the amount that cannot be recovered by the Group in the event of default. When estimating LGD, RBSG Group takes into account both borrower and facility characteristics, as well as any security held or credit risk mitigation, such as credit protection or insurance. The cost of collections and a time discount factor for the delay in cash recovery are also incorporated.

Changes to wholesale credit risk models
RBSG Group is updating its wholesale credit risk models, incorporating more recent data and reflecting new regulatory requirements applicable to wholesale internal ratings-based (IRB) modelling.

In 2012, RBSG Group implemented material updates to certain models, such as those used in the sovereign and financial institution asset classes; these updates affected the risk measures in RBSG Group’s disclosures. Further updates, primarily of models used for the corporate asset class, are planned for 2013.

Updates to models have generally affected relatively low-risk segments of RBSG Group’s portfolio. For example, the changes stemming from the introduction of updated probability of default models largely affected assets bearing the equivalent of investment-grade ratings. In anticipation of these changes, RBSG Group modified various risk frameworks, including its risk appetite framework and latent loss assessment. In addition, with the agreement of its regulators, RBSG Group adjusted upwards the risk-weighted assets (RWAs) of some portfolios prior to the introduction of the new models.

Credit risk mitigation
Approaches and methodologies
RBSG Group employs a number of structures and techniques to mitigate credit risk. Netting of debtor and creditor balances is undertaken in accordance with relevant regulatory and internal policies. Exposure on over-the-counter derivative and secured financing transactions is further mitigated by the exchange of financial collateral and the use of market standard documentation. Further mitigation may occur in a range of transactions, from retail mortgage lending to large wholesale financing. This can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Such techniques are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual obligor, a borrower group or a collection of related borrowers.

The use and approach to credit risk mitigation varies by product type, customer and business strategy. Minimum standards applied across RBSG Group cover:

•	The suitability of qualifying credit risk mitigation types and any conditions or restrictions applicable to those mitigants;
•	The means by which legal certainty is to be established, including required documentation, supportive independent legal opinions and all necessary steps required to establish legal rights;
•	Acceptable methodologies for initial and any subsequent valuations of collateral and the frequency with which collateral is to be revalued and the use of collateral haircuts;
•	Actions to be taken in the event that the value of mitigation falls below required levels;
•	Management of the risk of correlation between changes in the credit risk of the customer and the value of credit risk mitigation;
•
Management of concentration risks, for example, by setting thresholds and controls on the acceptability of credit risk mitigants and on lines of business that are characterised by a specific collateral type or structure; and

•	Collateral management to ensure that credit risk mitigation remains legally effective and enforceable.

Business review Risk and balance sheet management continued

Credit risk: Credit risk mitigation continued
Secured portfolios
Within its secured portfolios, RBSH Group has recourse to various types of collateral and other credit enhancements to mitigate credit risk and reduce the loss to RBSH Group arising from the failure of a customer to meet its obligations. These include: cash deposits; charges over residential and commercial property, debt securities and equity shares and third-party guarantees. The existence of collateral may affect the pricing of a facility and its regulatory capital requirement. When a collateralised financial asset becomes impaired, the impairment charge directly reflects the realisable value of collateral and any other credit enhancements.

Corporate exposures
The type of collateral taken by RBSG Group’s commercial and corporate businesses and the manner in which it is taken will vary according to the activity and assets of the customer.

•
Physical assets - these include business assets such as stock, plant and machinery, vehicles, ships and aircraft. In general, physical assets qualify as collateral only if they can be unambiguously identified, located or traced, and segregated from uncharged assets. Assets are valued on a number of bases according to the type of security that is granted.

•
Real estate – RBSG Group takes collateral in the form of real estate which includes residential and commercial properties. The loan amount will typically exceed the market value of the collateral at origination date. The market value is defined as the estimated amount for which the asset could be sold in an arm’s length transaction by a willing seller to a willing buyer.

•
Receivables - when taking a charge over receivables, RBSG Group assesses their nature and quality and the borrower’s management and collection processes. The value of the receivables offered as collateral will typically be adjusted to exclude receivables that are past their due dates.

The security charges may be floating or fixed, with the type of security likely to impact (i) the credit decision; and (ii) the potential loss upon default. In the case of a general charge such as a mortgage debenture, balance sheet information may be used as a proxy for market value if the information is deemed reliable.

RBSG Group does not recognise certain asset classes as collateral: for example, short leasehold property and equity shares of the borrowing company. Collateral whose value is correlated to that of the obligor is assessed on a case-by-case basis and, where necessary, over-collateralisation may be required.

RBSG Group uses Industry-standard loan and security documentation wherever possible. Non standard documentation is typically prepared by external lawyers on a case-by-case basis. RBSG Group’s business and credit teams are supported by in-house specialist documentation teams.

The existence of collateral has an impact on provisioning. Where RBSG Group no longer expects to recover the principal and interest due on a loan in full or in accordance with the original terms and conditions, it is assessed for impairment. If exposures are secured, the current net realisable value of the collateral will be taken into account when assessing the need for a provision. No impairment provision is recognised in cases where all amounts due are expected to be settled in full on realisation of the security.

Wholesale market exposures
RBSH Group receives collateral for reverse repurchase transactions and for derivatives, typically in the form of cash, quoted debt securities or equities. The risks inherent in both types of transaction are further mitigated through master bilateral netting arrangements. Industry standard documentation such as master repurchase agreements and credit support annexes accompanied by legal opinions is used for financial collateral taken as part of trading activities.

	2012 (1) €bn	2011 (1) €bn	2010 (1) €bn
Reverse repurchase agreements	0.1	9.4	8.2
Securities received as collateral	0.1	9.4	8.1

Derivative assets gross exposure (2)	7.6	19.1	28.3
Counterparty netting	(0.2)	(0.8)	(2.9)

Notes:
(1)	Measured on a loans and advances basis.
(2)	Cash collateral held against derivative exposures in 2012 was €0.8 billion (2011 - €1.0 billion, 2010 - €1.8 billion).

Business review Risk and balance sheet management continued

Credit risk: continued
Early problem identification and problem debt management
Wholesale customers
The controls and processes for managing wholesale problem debts are embedded within the divisions’ credit approval frameworks and form an essential part of the ongoing credit assessment of customers. Any necessary approvals will be required in accordance with the delegated authority grid governing the extension of credit.

Early problem recognition
Each division has established Early Warning Indicators (EWIs) designed to identify those performing exposures that require close attention due to financial stress or heightened operational issues. Such identification may also take place as part of the annual review cycle. EWIs vary from division to division and comprise both internal parameters (such as account level information) and external parameters (such as the share price of publicly listed customers).

Customers identified through either the EWIs or annual review are assessed by portfolio management and/or credit officers within the division to determine whether or not the customer’s circumstances warrant placing the exposure on the Watchlist process (detailed below).

Watchlist
There are three Watchlist ratings - amber, red and black - reflecting progressively deteriorating conditions. Watchlist Amber loans are performing loans where the counterparty or sector shows early signs of potential stress or has other characteristics such that they warrant closer monitoring. Watchlist Red loans are performing loans where indications of the borrower’s declining creditworthiness are such that the exposure requires active management, usually by the RBSG Global Restructuring Group (GRG). Watchlist Black loans comprise risk elements in lending and potential problem loans.

Once on the Watchlist process, customers come under heightened scrutiny. The relationship strategy is reassessed by a forum of experienced credit, portfolio management and remedial management professionals within the division. In accordance with Group-wide policies, a number of mandatory actions will be taken, including a review of the customer’s credit grade and facility security documentation. Other appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt. Such circumstances include deteriorating trading performance, an imminent breach of covenant, challenging macroeconomic conditions, a late payment or the expectation of a missed payment.

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

At 31 December 2012, exposures to customers reported as Watchlist Red and managed within the divisions totalled €0.6 billion (2011 - €1.1 billion).

Strategies that are available within divisions include granting the customer various types of concessions. Any decision to approve a concession will be a function of the division’s specific country and sector appetite, the key credit metrics of the customer, the market environment and the loan structure/security. Refer to the section below on ‘Wholesale renegotiations’.

Other potential outcomes of the review of the relationship are to: take the customer off Watchlist and return them to the mainstream loan book; offer further lending and maintain ongoing review; transfer the relationship to GRG for those customers requiring such stewardship; or exit the relationship altogether.

The following table shows a sector breakdown of credit risk assets of Watchlist Red counterparties under GRG management:

Watchlist Red credit risk assets under GRG management	2012 €m	2011 €m
Property	4	436
Transport	212	210
Retail and leisure	99	91
Services	4	145
Other	122	423
Total	441	1,305

RBSG Global Restructuring Group (GRG)
In cases where RBSG Group’s exposure to the customer exceeds £1 million, the relationship may be transferred to GRG following consultation with the originating division. The primary function of GRG is active management of the exposures to minimise loss for RBSG Group and where feasible return the exposure to RBSG Group’s mainstream loan book following an assessment by GRG that no further losses are expected.

Wholesale renegotiations
Loan modifications take place in a variety of circumstances including but not limited to a customer’s current or potential credit deterioration. Where the contractual payment terms of a loan have been changed because of the customer’s financial difficulties, it is classified as ‘renegotiated’ in the wholesale portfolio.

Business review Risk and balance sheet management continued

Credit risk: Early problem identification and problem debt management continued
Loans modified in the normal course of business where there is no evidence of financial difficulties and any changes to terms and conditions are within acceptable credit parameters, within credit risk appetite and/or reflective of improving conditions for the customer in the credit markets, are not considered to have been renegotiated.

A number of options are available to RBSG Group when a wholesale customer is facing financial difficulties and corrective action is deemed necessary. Such actions are tailored to the individual circumstances of the customer. The aim of such actions is to assist the customer in restoring its financial health and to minimise risk to RBSG Group. To ensure that the renegotiations are appropriate for the needs and financial profile of the customer, RBSG Group requires minimum standards to be applied when assessing, recording, monitoring and reporting this type of activity.

Wholesale renegotiations involve the following types of concessions:

•
Variation in margin - The contractual margin may be amended to bolster the customer’s day-to-day liquidity, with the aim of helping to sustain the customer’s business as a going concern. This would normally be seen as a short-term solution and is typically accompanied by RBSG Group receiving an exit payment, a payment in kind or a deferred fee.

•
Payment concessions and loan rescheduling - payment concessions or changes to the contracted amortisation profile including extensions in contracted maturity may be granted to improve the customer’s liquidity. Such concessions often depend on the expectation that the customer’s liquidity will recover when market conditions improve or will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These types of concessions are common in commercial real estate transactions, particularly where a shortage of market liquidity rules out immediate refinancing and makes short-term forced collateral sales unattractive.

•
Forgiveness of all or part of the outstanding debt - debt may be forgiven or exchanged for equity in cases where a fundamental shift in the customer’s business or economic environment means that the customer is incapable of servicing current debt obligations and other forms of renegotiations are unlikely to succeed in isolation. Debt forgiveness is often an element in leveraged finance transactions, which are typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model and strategy are considered viable, maintaining the business as a going concern with a sustainable level of debt is the preferred option, rather than realising the value of the underlying assets.

In addition, RBSG Group may offer a temporary covenant waiver, a recalibration of covenants and/or a covenant amendment to cure a potential or actual covenant breach. Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan. These financial covenant concessions are monitored internally, but are not included in the renegotiated loans data (when this is the sole concession granted to a customer) as we believe that such concessions are qualitatively different from other renegotiations: The loan’s payment terms are unchanged. Covenant concessions provide an early warning indicator rather than firm evidence of a significant deterioration in credit quality.

Covenant waivers and amendments are predominantly undertaken prior to transfer to GRG. The vast majority of the other types of renegotiations undertaken by RBSG Group take place within GRG. Forgiveness of debt and exchange for equity is only available to customers in the GRG.

Loans may be renegotiated more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms. Where renegotiation is no longer viable, RBSG Group will consider other options such as the enforcement of security and or insolvency proceedings.

Provisioning for wholesale renegotiated customers
Wholesale renegotiations are predominantly individually assessed and are not therefore segregated into a separate risk pool.

Provisions for renegotiated wholesale loans are assessed in accordance with RBSG Group’s normal provisioning policies (refer to Impairment loss provision methodology on page 58). For the non-performing population, provisions on exposures greater than £1 million are individually assessed by GRG. The provision required is calculated based on the difference between the debt outstanding and the present value of the estimated future cash flows. Exposures smaller than £1 million are deemed not to be individually significant and are assessed collectively by the originating division. Within the performing book, latent loss provisions are held for those losses that are incurred, but not yet identified.

Any one of the above types of renegotiation may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows from the renegotiated loan resulting in the recognition of an impairment loss. Renegotiations that include forgiveness of all or part of the outstanding debt account for the majority of such cases.

The customer’s financial position, anticipated prospects and the likely effect of the renegotiation, including any concessions granted, are considered in order to establish whether an impairment provision is required.

In the case of non-performing loans that are renegotiated, the loan impairment provision assessment almost invariably takes place prior to the renegotiation. The quantum of the loan impairment provision may change once the terms of the renegotiation are known, resulting in an additional provision charge or a release of the provision in the period the renegotiation takes place.

The transfer of renegotiated wholesale loans from impaired to performing status follows assessment by relationship managers in GRG. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off and the balance of the loan returned to performing status.

Business review Risk and balance sheet management continued

Credit risk: Early problem identification and problem debt management continued
Performing loans that are renegotiated will be included in the calculation of the latent loss provisions. To the extent that the renegotiation event has affected the customer’s estimated probability of default or loss given default, this will be reflected in the underlying calculation.

Recoveries and active insolvency management
The ultimate outcome of a renegotiation strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. The following are generally considered to be options of last resort:

•
Enforcement of security or otherwise taking control of assets - Where RBSG Group holds collateral or other security interest and is entitled to enforce its rights, it may take ownership or control of the assets. RBSG Group’s preferred strategy is to consider other possible options prior to exercising these rights.

•
Insolvency - Where there is no suitable renegotiation option or the business is no longer regarded as sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

Impairment loss provision methodology
A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset has adversely affected the amount or timing of future cash flows from the asset.

For retail loans, which are segmented into collective, homogenous portfolios, time-based measures, such as days past due, are typically used as evidence of impairment. For these portfolios, RBSG Group recognises an impairment at 90 days past due.

For corporate portfolios, given their complexity and nature, RBSG Group relies not only on time-based measures but also on management judgement to identify evidence of impairment. Other factors considered may include: significant financial difficulty of the borrower; a breach of contract; a loan renegotiation; a probable bankruptcy; and any observable data indicating a measurable decrease in estimated future cash flows.

Depending on various factors as explained below, RBSG Group uses one of the following three different methods to assess the amount of provision required: individual; collective; and latent.

Individually assessed provisions - provisions required for individually significant impaired assets are assessed on a case-by-case basis. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate.

Future cash flows are estimated through a case-by-case analysis of individually assessed assets.

This assessment takes into account the benefit of any guarantees or other collateral held. The value and timing of cash flow receipts are based on available estimates in conjunction with facts available at that time. Timings and amounts of cash flows are reviewed on subsequent assessment dates, as new information becomes available. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

Collectively assessed provisions - provisions on impaired credits below an agreed threshold are assessed on a portfolio basis to reflect the homogeneous nature of the assets. RBSG Group segments impaired credits in its collectively assessed portfolios according to asset type, such as credit cards, personal loans, mortgages and smaller homogenous wholesale portfolios, such as business or commercial banking. The provision is determined based on a quantitative review of the relevant portfolio, taking account of the level of arrears, the value of any security, historical and projected cash recovery trends over the recovery period. The provision also incorporates any adjustments that may be deemed appropriate given current economic and credit conditions. Such adjustments may be determined based on: a review of the current cash collections profile performance against historical trends; updates to metric inputs including model recalibrations; and monitoring of operational processes used in managing exposures including the time taken to process non-performing exposures. As a result of the Transfers to RBS plc and the disposal of Non-Core operations, RBSH Group has no material collectively assessed provisions as at 31 December 2012.

Latent loss provisions - a separate approach is taken for provisions held against impairments in the performing portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified at the balance sheet date.

RBSG Group’s methodologies to estimate latent loss provisions reflect:

•	the probability that the performing customer will default - historical loss experience, adjusted, where appropriate, to take into account current economic and credit conditions; and

•	the emergence period, defined as the period between an impairment event occurring and a loan being identified and reported as impaired.

Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as the repayment terms and the duration of the loss mitigation and recovery processes. They are based on internal systems and processes within the particular portfolio and are reviewed regularly.

Refer to page 73 for analysis of impaired loans, related provisions and impairments.

Business review Risk and balance sheet management continued

Balance sheet analysis
60	Sector and geographic concentration
62	Asset quality
64	Debt securities
65	Asset-backed securities (ABS)
68	Derivatives
70	Credit derivatives
71	Risk elements in lending (REIL), provisions and AFS reserves
71	Sector and geographical regional analysis
72	REIL and PPLs summary
73	Flow statement
73	Past due analysis
73	Provisions and AFS reserves
74	Impairment provision flow statement
74	Impairment charge analysis
75	Available-for-sale debt securities and reserves

Business review Risk and balance sheet management continued

Balance sheet analysis
Sector and geographic concentration
The following tables provide an analysis of credit concentration of financial assets by sector and geography. Geographical regions are based on the location of the office.

The tables below analyse total financial assets gross of provisions by sector.

2012	Loans and advances €m	Securities €m	Derivatives €m	Other (1) €m	Total €m	Netting and offset (2) €m
Central and local government	891	7,783	55	2	8,731	11
Finance (3)	16,424	15,347	6,657	18	38,446	1,072
Residential mortgages	283	-	-	-	283	-
Personal lending	-	-	-	-	-	-
Property	76	-	63	-	139	1
Construction	20	-	9	-	29	-
Manufacturing	1,370	182	18	-	1,570	1
Service industries and business activities	2,708	305	753	11	3,777	-
Agriculture, forestry and fishing	4	-	-	-	4	-
Finance lease and instalment credit	109	-	-	-	109	-
Interest accruals	(9)	270	-	-	261	-
Total gross of provisions	21,876	23,887	7,555	31	53,349	1,085
Provisions	(341)	(105)	-	-	(446)	-
Total	21,535	23,782	7,555	31	52,903	1,085

Comprising:
Derivative balances						171
Derivative collateral						914
						1,085

2011
Central and local government	1,062	11,405	103	50	12,620	-
Finance (3)	32,187	28,493	16,774	1,173	78,627	3,064
Residential mortgages	1,125	-	-	-	1,125	-
Personal lending	318	-	-	-	318	-
Property	701	-	125	-	826	-
Construction	1,049	25	109	-	1,183	-
Manufacturing	7,200	21	554	-	7,775	-
Service industries and business activities	14,144	2,313	1,373	224	18,054	43
Agriculture, forestry and fishing	123	-	98	-	221	-
Finance lease and instalment credit	102	-	2	-	104	-
Interest accruals	192	583	-	-	775	-
Total gross of provisions	58,203	42,840	19,138	1,447	121,628	3,107
Provisions	(1,572)	(102)	-	-	(1,674)	-
Total	56,631	42,738	19,138	1,447	119,954	3,107

For notes to this table refer to page 61.

Business review Risk and balance sheet management continued

Balance sheet analysis: Sector and geographic concentration continued

2010	Loans and advances €m	Securities €m	Derivatives €m	Other (1) €m	Total €m	Netting and offset (2) €m
Central and local government	1,544	26,038	383	7	27,972	-
Finance (3)	39,786	45,413	25,194	3,858	114,251	7,865
Residential mortgages	984	-	-	-	984	-
Personal lending	427	72	-	-	499	-
Property	1,110	53	142	-	1,305	-
Construction	921	46	47	-	1,014	-
Manufacturing	9,213	170	404	-	9,787	-
Service industries and business activities	18,297	1,874	2,102	-	22,273	2
Agriculture, forestry and fishing	165	-	-	-	165	-
Finance lease and instalment credit	54	-	-	-	54	-
Interest accruals	272	1,228	-	-	1,500	-
Total gross of provisions	72,773	74,894	28,272	3,865	179,804	7,867
Provisions	(1,572)	-	-	-	(1,572)	-
Total	71,201	74,894	28,272	3,865	178,232	7,867

Notes:
(1)	Includes settlement balances.
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

(3)	Includes reverse repurchase agreements of €0.1 billion (2011 - €9.4 billion; 2010 - €8.2 billion).

Loans and advances to banks and customers by geographical region
The table below analyses loans and advances net of provisions by geographical region (location of office).

	2012 €m	2011 €m	2010 €m

Loans and advances to banks
Netherlands	6,514	8,648	6,072
US	391	1,458	280
Rest of world	8,250	16,947	20,353
	15,155	27,053	26,705

Loans and advances to customers
Netherlands	1,518	6,164	9,621
US	-	874	1,531
Rest of world	4,862	22,540	33,344
	6,380	29,578	44,496
Total	21,535	56,631	71,201

Business review Risk and balance sheet management continued

Balance sheet analysis continued
Asset quality
The asset quality analysis presented below is based on RBSG Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across RBSG Group map to both a RBSG Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings agencies and are therefore excluded from the following table and are set out on page 64.

Asset quality band	Probability of default range
AQ1	0% - 0.034%
AQ2	0.034% - 0.048%
AQ3	0.048% - 0.095%
AQ4	0.095% - 0.381%
AQ5	0.381% - 1.076%
AQ6	1.076% - 2.153%
AQ7	2.153% - 6.089%
AQ8	6.089% - 17.222%
AQ9	17.222% - 100%
AQ10	100%

		Loans and advances
	Cash and balances at central banks €m	Banks			Customers
2012		Reverse repos €m	Derivative cash collateral €m	Other €m	Reverse repos €m	Derivative cash collateral €m	Other €m	Settlement balances €m	Derivatives €m	Other financial instruments €m	Commitments €m	Contingent liabilities €m	Total €m
AQ1	2,068	3	737	961	1	246	1,144	26	330	-	1,486	6,276	13,278
AQ2	-	-	264	6	-	-	192	-	577	-	1,321	431	2,791
AQ3	226	-	119	97	-	143	860	1	175	-	1,154	966	3,741
AQ4	-	-	310	334	-	40	1,713	-	1,365	-	802	695	5,259
AQ5	-	-	80	173	-	27	553	-	401	-	184	218	1,636
AQ6	-	-	-	1	-	-	839	3	11	-	103	135	1,092
AQ7	-	3	-	137	-	-	201	-	12	-	68	112	533
AQ8	-	-	-	26	4	-	75	-	31	-	43	8	187
AQ9	-	-	-	17	-	-	138	-	1	-	273	500	929
AQ10	-	-	-	-	-	-	27	-	28	-	35	1	91
Balances with RBSG Group	-	62	-	11,825	-	-	-	1	4,624	-	237	1,737	18,486
Past due	-	-	-	-	-	-	12	-	-	-	-	-	12
Impaired	-	-	-	-	-	-	506	-	-	-	-	-	506
Impairment provision	-	-	-	-	-	-	(341)	-	-	-	-	-	(341)
Total	2,294	68	1,510	13,577	5	456	5,919	31	7,555	-	5,706	11,079	48,200

Business review Risk and balance sheet management continued

Balance sheet analysis: Asset quality continued

	Cash and balances at central banks €m	Loans and advances
2011		Banks €m	Customers €m	Settlement balances €m	Derivatives €m	Other financial instruments €m	Commitments €m	Contingent liabilities €m	Total €m
AQ1	12,184	9,982	7,257	81	4,267	-	8,565	9,529	51,865
AQ2	157	322	2,533	-	1,091	-	4,052	2,543	10,698
AQ3	206	407	3,760	614	1,032	-	2,895	2,853	11,767
AQ4	-	406	6,811	8	801	-	3,657	3,155	14,838
AQ5	55	498	3,039	45	461	-	1,280	1,865	7,243
AQ6	-	84	2,061	-	55	-	383	404	2,987
AQ7	-	382	1,965	1	99	-	328	519	3,294
AQ8	7	12	356	-	236	-	20	28	659
AQ9	-	91	842	-	4	-	857	1,003	2,797
AQ10	-	2	218	4	30	-	276	26	556
Balances with RBSG Group	-	14,858	-	1,855	11,062	-	65	1,272	29,112
Past due	-	2	385	-	-	-	-	-	387
Impaired	-	52	1,878	-	-	494	-	-	2,424
Impairment provision	-	(45)	(1,527)	-	-	(31)	-	-	(1,603)
Total	12,609	27,053	29,578	2,608	19,138	463	22,378	23,197	137,024

2010
AQ1	7,923	12,758	11,047	3,174	12,200	235	13,289	4,844	65,470
AQ2	15	587	2,620	122	1,444	-	3,622	1,217	9,627
AQ3	53	732	4,431	11	1,140	-	4,168	2,687	13,222
AQ4	216	565	9,001	(1)	1,402	-	7,604	4,114	22,901
AQ5	111	2,502	7,069	5	945	-	4,066	1,757	16,455
AQ6	-	170	2,956	1	80	-	943	275	4,425
AQ7	-	131	2,973	-	229	-	1,129	1,725	6,187
AQ8	-	-	794	-	135	-	2,126	10,786	13,841
AQ9	-	118	1,333	-	193	-	319	509	2,472
AQ10	5	89	1,373	2	257	-	726	170	2,622
Balances with RBSG Group	-	9,039	128	259	10,247	-	2	661	20,336
Past due	-	4	190	-	-	-	-	-	194
Impaired	-	55	2,108	-	-	434	-	-	2,597
Impairment provision	-	(45)	(1,527)	-	-	(33)	-	-	(1,605)
Total	8,323	26,705	44,496	3,573	28,272	636	37,994	28,745	178,744

In 2012, RBSH Group implemented material updates to certain models, including those used for sovereign and financial institution counterparties, to incorporate more recent data and reflect new regulatory requirements applicable to wholesale internal ratings based modelling. This has resulted in an overall migration to higher AQ bands. However, it is not practicable to quantify the impact of model updates on individual asset quality bands. RBSH Group had modified various risk frameworks, including risk appetite framework and latent loss assessment in anticipation of these changes. Further updates, primarily of models used for the corporate counterparties, are planned for 2013. The AQ composition of the corporate portfolio has not changed materially during the year.

Business review Risk and balance sheet management continued

Balance sheet analysis continued
Debt securities
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lower of Standard & Poor’s (S&P), Moody’s and Fitch.

	Central and local government
2012	UK €m	US €m	Other €m	Banks €m	Other financial institutions €m	Corporate €m	Total €m	Total %	Of which ABS (1) €m
AAA	-	-	1,383	143	3,791	18	5,335	23.5%	3,772
AA to AA+	-	1,871	1,657	525	1,542	124	5,719	25.3%	2,026
A to AA-	-	-	1,761	150	595	15	2,521	11.1%	561
BBB- to A-	-	-	972	4,012	3,084	13	8,081	35.7%	7,077
Non-investment grade	-	-	290	316	25	5	636	2.8%	341
Unrated	-	-	-	179	2	182	363	1.6%	-
Total	-	1,871	6,063	5,325	9,039	357	22,655	100.0%	13,777

2011
AAA	-	-	5,564	2,821	6,285	175	14,845	37.4%	8,755
AA to AA+	-	3,521	1,882	1,215	1,633	57	8,308	21.0%	2,347
A to AA-	-	-	4,846	2,398	1,839	4	9,087	22.9%	3,727
BBB- to A-	-	-	2,504	2,213	484	82	5,283	13.3%	2,383
Non-investment grade	-	-	803	477	349	205	1,834	4.7%	150
Unrated	-	-	2	93	30	163	288	0.7%	-
Total	-	3,521	15,601	9,217	10,620	686	39,645	100.0%	17,362

2010
AAA	7	2,328	15,405	6,775	7,901	404	32,820	62.7%	14,466
AA to AA+	-	-	929	1,221	2,498	155	4,803	9.2%	2,978
A to AA-	-	-	3,784	944	40	95	4,863	9.3%	824
BBB- to A-	-	-	3,031	628	31	54	3,744	7.2%	49
Non-investment grade	-	-	1,682	1,670	443	1,564	5,359	10.3%	5
Unrated	-	-	-	134	214	323	671	1.3%	67
Total	7	2,328	24,831	11,372	11,127	2,595	52,260	100.0%	18,389

Note:
(1)	Asset-backed securities.

Business review Risk and balance sheet management continued

Balance sheet analysis continued
Asset-backed securities (ABS)
Introduction
RBSH Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets.

The table below analyses the carrying value of RBSH Group's debt securities.

	2012 €bn	2011 €bn	2010 €bn
Securities issued by central and local governments	7.9	19.1	27.2
Securities issued by corporates	0.4	0.7	2.6
Securities issued by banks and other financial institutions	14.4	19.8	22.5
	22.7	39.6	52.3
Asset-backed securities	13.8	17.4	18.4

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

The following tables summarise RBSH Group’s net exposures and carrying values of these securities by geography of the underlying assets at 31 December 2012, 2011 and 2010 and by IFRS measurement classification of held for trading (HFT), designated at fair value (DFV), available-for-sale (AFS) and loans and receivables (LAR). Gross exposures represent the principal amounts relating to ABS. Government sponsored or similar RMBS comprises securities that are: (a) guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises, or (b) guaranteed by the Dutch government.

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

Residential mortgage-backed securities
RMBS are securities that represent an interest in a portfolio of residential mortgages. Repayments made on the underlying mortgages are used to make payments to holders of the RMBS. The risk of the RMBS will vary primarily depending on the quality and geographic region in which the underlying mortgage assets are located and the credit enhancement of the securitisation structure. Several tranches of notes are issued, each secured against the same portfolio of mortgages, but providing differing levels of seniority to match the risk appetite of investors. The most junior (or equity) notes will suffer early capital and interest losses experienced by the referenced mortgage collateral, with each more senior note benefiting from the protection provided by the subordinated notes below. Additional credit enhancements may be provided to the holder of senior RMBS notes, including provided by monoline insurers.  The main category of mortgages that serve as collateral to RMBS held by RBSH Group with related vintages is set on page 67.

Business review Risk and balance sheet management continued

Balance sheet analysis: Asset-backed securities (ABS) continued
Asset-backed securities by product, geography and IFRS measurement classification
	US €m	UK €m	Other Europe €m	RoW (1) €m	Total €m	FVTP (2) HFT (3) €m	AFS (4) €m
2012
Gross exposure
RMBS: government sponsored or similar	-	-	6,583	-	6,583	-	6,583
MBS: covered bond	56	211	7,519	-	7,786	-	7,786
CDOs	-	-	159	-	159	-	159
Other ABS	-	-	628	-	628	-	628
	56	211	14,889	-	15,156	-	15,156

Net exposure
RMBS: government sponsored or similar	-	-	5,985	-	5,985	-	5,985
MBS: covered bond	59	250	6,720	-	7,029	-	7,029
CDOs	-	-	149	-	149	-	149
Other ABS	-	-	614	-	614	-	614
	59	250	13,468	-	13,777	-	13,777

	US €m	UK €m	Other Europe €m	RoW (1) €m	Total €m	FVTP (2) HFT (3) €m	AFS (4) €m
2011
Gross exposure
RMBS: government sponsored or similar	-	-	7,035	-	7,035	-	7,035
MBS: covered bond	160	242	9,870	-	10,272	-	10,272
CDOs	-	-	184	-	184	-	184
Other ABS	-	-	1,603	25	1,628	-	1,628
	160	242	18,692	25	19,119	-	19,119

Net exposure
RMBS: government sponsored or similar	-	-	6,635	-	6,635	-	6,635
MBS: covered bond	162	250	8,578	-	8,990	-	8,990
CDOs	-	-	165	-	165	-	165
Other ABS	-		1,547	25	1,572	-	1,572
	162	250	16,924	25	17,362	-	17,362

2010
Gross exposure
RMBS: government sponsored or similar	-	-	7,449	-	7,449	-	7,449
MBS: covered bond	160	242	9,887	-	10,289	-	10,289
CDOs	-	-	163	-	163	9	154
Other ABS	-	-	2,229	31	2,260	-	2,260
RMBS: government sponsored or similar	160	242	19,728	31	20,161	9	20,152

Net exposure
RMBS: government sponsored or similar	-	-	6,909	-	6,909	-	6,909
MBS: covered bond	164	242	8,724	-	9,130	-	9,130
CDOs	-	-	146	-	146	-	146
Other ABS	-	-	2,173	31	2,204	-	2,204
MBS: covered bond	164	242	17,952	31	18,389	-	18,389

Notes:
(1)      Rest of World
(2)      Designated as at fair value through profit or loss
(3)      Held for trading
(4)      Available-for-sale

Business review Risk and balance sheet management continued

Balance sheet analysis: Asset-backed securities (ABS) continued
The table below summarises the rating levels of ABS carrying values. Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto the S&P scale.

	AAA €m	AA to AA+ €m	A to AA- €m	BBB- to A- €m	Non-invest- ment grade €m	Unrated €m	Total €m
2012
RMBS: government sponsored or similar	2,988	1,512	246	1,214	25	-	5,985
MBS: covered bond	784	125	190	5,763	167	-	7,029
CDOs	-	-	-	-	149	-	149
Other ABS	-	389	125	100	-	-	614
	3,772	2,026	561	7,077	341	-	13,777

2011
RMBS: government sponsored or similar	4,979	1,474	157	-	25	-	6,635
MBS: covered bond	3,102	454	3,069	2,365	-	-	8,990
CDOs	-	-	22	18	125	-	165
Other ABS	674	419	479	-	-	-	1,572
	8,755	2,347	3,727	2,383	150	-	17,362

2010
RMBS: government sponsored or similar	5,136	1,774	-	-	-	-	6,910
MBS: covered bond	8,241	414	474	-	-	-	9,129
CDOs	-	-	127	19	-	-	146
Other ABS	1,089	790	223	30	5	67	2,204
	14,466	2,978	824	49	5	67	18,389

Key points
•	Carrying values of asset-backed securities decreased by €3.6 billion during 2012 due to the maturity and sale of positions.

•
The RMBS held for trading positions fully matured or were sold off in 2010. For the composition of the remaining AFS portfolio, refer to page 75. The available-for-sale RMBS government sponsored or similar positions are backed by mortgages covered by the Dutch mortgage guarantee scheme.

•	The available-for-sale MBS covered bond positions originated largely in Europe and relate mostly to Spanish securities.

Business review Risk and balance sheet management continued

Balance sheet analysis continued
Derivatives
RBSH Group’s derivative assets by internal grading scale and residual maturity are analysed below. Master netting agreements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the RBSH Group’s balance sheet under IFRS.

	2012
	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m
AQ1	22	2	11	122	173	330
AQ2	4	-	136	85	352	577
AQ3	3	2	2	17	151	175
AQ4	19	6	12	792	536	1,365
AQ5	2	1	11	81	306	401
AQ6	-	1	-	9	1	11
AQ7	1	-	2	8	1	12
AQ8	1	-	-	11	19	31
AQ9	-	1	-	-	-	1
AQ10	-	-	-	28	-	28
Balances with RBSG Group	445	344	352	1,922	1,561	4,624
	497	357	526	3,075	3,100	7,555
Counterparty mtm netting						(171)
Cash collateral held against derivative exposures						(807)
Net exposure						6,577

	2011						2010
	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m
AQ1	605	448	563	1,530	1,121	4,267	1,745	428	1,741	5,163	3,123	12,200
AQ2	49	24	51	406	561	1,091	76	7	73	983	305	1,444
AQ3	117	166	116	119	514	1,032	189	63	90	493	305	1,140
AQ4	110	60	99	106	426	801	531	51	110	585	125	1,402
AQ5	104	21	64	253	19	461	538	12	44	203	148	945
AQ6	8	2	8	26	11	55	13	5	10	45	7	80
AQ7	19	11	19	22	28	99	14	19	9	121	66	229
AQ8	-	-	-	6	230	236	1	-	7	36	91	135
AQ9	-	-	1	3	-	4	105	3	1	44	40	193
AQ10	5	3	-	21	1	30	182	-	10	33	32	257
Balances with RBSG Group	802	411	1,101	4,660	4,088	11,062	2,212	529	513	5,458	1,535	10,247
	1,819	1,146	2,022	7,152	6,999	19,138	5,606	1,117	2,608	13,164	5,777	28,272
Counterparty mtm netting						(813)						(2,864)
Cash collateral held against derivative exposures						(1,033)						(1,786)
Net exposure						17,292						23,622

Business review Risk and balance sheet management continued

Balance sheet analysis: Derivatives continued
The table below analyses the fair value of RBSH Group’s derivatives by type of contract. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group’s balance sheet under IFRS.

	2012							2011			2010
Contract type	Notional					Asset €m	Liabilities €m	Notional €bn	Assets €m	Liabilities €m	Notional €bn	Assets €m	Liabilities €m
	Euro €bn	GBP €bn	USD €bn	Other €bn	Total €bn
Exchange rate	1	97	14	17	129	1,678	1,793	196	6,533	6,085	321	7,745	7,221
Interest rate	53	75	3	9	140	4,891	7,257	305	7,183	10,096	594	12,625	13,887
Credit derivatives	1	2	-	-	3	197	133	11	713	650	99	1,597	4,413
Equity and commodity	-	-	1	-	1	789	461	19	4,709	3,037	187	6,305	10,152
						7,555	9,644		19,138	19,868		28,272	35,673

The tables below analyse RBSH Group’s derivative assets by contract type and residual maturity and the effect of position netting and collateral.

	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m	Counterparty mtm netting €m	Net Exposure €m
2012
Exchange rate	346	221	224	490	397	1,678	(16)	1,662
Interest rate	100	53	198	1,960	2,580	4,891	(124)	4,767
Credit derivatives	2	-	-	144	51	197	(31)	166
Equity and commodity	49	83	104	481	72	789	-	789
	497	357	526	3,075	3,100	7,555		7,384
Cash collateral held against derivative exposures								(807)
Net exposure								6,577

2011
Exchange rate	1,102	621	1,127	2,005	1,678	6,533	(48)	6,485
Interest rate	205	95	495	2,632	3,756	7,183	(579)	6,604
Credit derivatives	13	2	8	95	595	713	(28)	685
Equity and commodity	499	429	392	2,419	970	4,709	(158)	4,551
	1,819	1,147	2,022	7,151	6,999	19,138		18,325
Cash collateral held against derivative exposures								(1,033)
Net exposure								17,292

2010
Exchange rate	2,018	629	777	3,182	1,139	7,745	(389)	7,356
Interest rate	2,297	187	327	6,008	3,806	12,625	(1,399)	11,226
Credit derivatives	514	3	32	372	676	1,597	(1,076)	521
Equity and commodity	777	298	1,472	3,602	156	6,305	-	6,305
	5,606	1,117	2,608	13,164	5,777	28,272		25,408
Cash collateral held against derivative exposures								(1,786)
Net exposure								23,622

Business review Risk and balance sheet management continued

Balance sheet analysis continued
Credit derivatives
RBSH Group trades credit derivatives as part of its client led business and to mitigate credit risk. RBSH Group’s credit derivative exposures relating to proprietary trading are minimal. The table below analyses RBSH Group’s bought and sold protection by purpose. Credit derivatives with RBSG Group are excluded from the table below.

	2012				2011				2010
	Notional		Fair value		Notional		Fair value		Notional		Fair value
	Bought €bn	Sold €bn	Bought €bn	Sold €bn	Bought €bn	Sold €bn	Bought €bn	Sold €bn	Bought €bn	Sold €bn	Bought €bn	Sold €bn

Client led trading and residual risk	160	167	35	(3)	701	185	(1)	(2)	3,403	45	(45)	(1)
Credit hedging – banking book	-	-	-	-	1,088	460	(16)	3	9,129	20,337	(153)	94
Credit hedging – trading book
- Credit and mortgage markets	981	476	56	(54)	2,348	2,461	193	382	10,216	3,648	2,186	1,308
- Other	251	373	15	(21)	194	-	(66)	-	384	27	(19)	-
	1,392	1,016	106	(78)	4,331	3,106	110	383	23,132	24,057	1,969	1,401

Business review Risk and balance sheet management continued

Balance sheet analysis continued
Risk elements in lending (REIL), provisions and AFS reserves
REIL comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including renegotiated loans) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

Sector and geographical regional analyses
The following tables analyse gross loans and advances to customers and the related debt management measures and ratios by sector and geography (by location of office). Gross loans, REIL and provisions exclude amounts relating to businesses held for disposal, consistent with the balance sheet presentation required by IFRS.

	2012
	Gross Loans €m	REIL €m	Provisions €m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a gross loans %	Impairment charge €m	Amounts written-off €m
Central and local government	891	-	-	0.0%	0.0%	0.0%	-	-
Finance	1,269	61	14	4.8%	23.0%	1.1%	43	213
Residential mortgages	283	41	12	14.5%	29.3%	4.2%	17	34
Property	76	54	35	71.1%	64.8%	46.1%	(21)	46
Construction	20	-	-	0.0%	0.0%	0.0%	3	10
Manufacturing	1,370	138	72	10.1%	52.2%	5.3%	33	64
Service industries and other business activities	2,708	209	171	7.7%	81.8%	6.3%	26	64
Agriculture, forestry and fishing	4	3	2	75.0%	66.7%	50.0%	-	1
Finance leases and instalment credit	109	-	-	0.0%	0.0%	0.0%	-	-
Interest accruals	(9)	-	-	0.0%	0.0%	0.0%	-	-
Latent	-	-	35	0.0%	0.0%	0.0%	(86)	-
	6,721	506	341	7.5%	67.4%	5.1%	15	432
of which:	-	-	-				-	-
- Netherlands	1,672	253	155	15.1%	61.3%	9.3%	6	50
- Overseas	5,049	253	186	5.0%	73.5%	3.7%	9	382
Total	6,721	506	341	7.5%	67.4%	5.1%	15	432

	2011
	Gross loans €m	REIL €m	Provisions €m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge €m	Amounts written-off €m
Central and local government	1,062	-	-	-	-	-	7	-
Finance	5,143	734	554	14.3%	75.4%	10.8%	183	41
Residential mortgages	1,125	101	59	9.0%	58.2%	5.2%	35	1
Personal lending	102	75	69	73.1%	92.2%	67.4%	(10)	125
Property	701	112	105	16.0%	94.2%	15.0%	7	-
Construction	1,049	14	13	1.3%	99.0%	1.3%	8	-
Manufacturing	7,200	395	239	5.5%	60.5%	3.3%	20	41
Service industries and business activities	14,144	612	380	4.3%	62.1%	2.7%	68	187
Agriculture, forestry and fishing	123	2	2	1.7%	81.5%	1.4%	(5)	2
Finance leases and instalment credit	318	-	-	-	61.6%	0.0%	-	-
Interest accruals	138	-	-	-	-	-	-	-
Latent	-	-	106	-	-	-	(11)	-
	31,105	2,045	1,527	6.6%	74.7%	4.9%	302	397
of which:
- Netherlands	6,953	415	242	6.0%	58.2%	3.5%	(20)	(43)
- Overseas	24,152	1,630	1,285	6.7%	78.9%	5.3%	322	440
Total	31,105	2,045	1,527	6.6%	74.7%	4.9%	302	397

Business review Risk and balance sheet management continued

Balance sheet analysis: Risk elements in lending (REIL), provisions and AFS reserves continued

	2010
	Gross loans €m	REIL €m	Provisions €m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge €m	Amounts written-off €m
Central and local government	1,544	-	-	-	-	-	66	-
Finance	13,083	570	372	4.4%	65.2%	2.8%	157	46
Residential mortgages	984	54	26	5.5%	48.1%	2.6%	22	1
Personal lending	427	331	290	77.5%	87.7%	68.0%	29	266
Property	1,110	112	62	10.1%	55.4%	5.6%	-	-
Construction	919	8	8	0.9%	98.8%	0.9%	4	2
Manufacturing	9,213	398	260	4.3%	65.3%	2.8%	(253)	1,555
Service industries and business activities	18,297	692	391	3.8%	56.6%	2.1%	17	60
Agriculture, forestry and fishing	165	4	2	2.4%	50.0%	1.0%	1	-
Finance leases and instalment credit	54	-	-	-	-	-	-	-
Interest accruals	227	-	-	-	-	-	-	-
Latent	-	-	116				77	-
	46,023	2,169	1,527	4.7%	70.4%	3.3%	120	1,930
of which:
- Netherlands	9,844	574	223	5.8%	38.9%	2.3%	80	1,506
- Overseas	36,179	1,595	1,304	4.4%	81.8%	3.6%	40	424
Total	46,023	2,169	1,527	4.7%	70.4%	3.3%	120	1,930

REIL and PPLs summary
The table below analyses REIL between the Netherlands and overseas, based on location of office.

	2012 €m	2011 €m	2010 €m
Impaired loans
- Netherlands	253	339	445
- Overseas	253	1,591	1,719
	506	1,930	2,164

Accruing loans past due 90 days or more
- Netherlands	-	78	51
- Overseas	-	89	9
	-	167	60
Total REIL	506	2,097	2,224

REIL as a % of gross loans and advances to customers	7.5%	6.8%	4.8%

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2012 €m	2011 €m	2010 €m
Potential problem loans	27	220	133

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Business review Risk and balance sheet management continued

Balance sheet analysis: Risk elements in lending (REIL), provisions and AFS reserves continued
Flow statement
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked. The table below details the movement in REIL.

	Impaired loans			Other loans (1)			REIL
	Core €m	Non-Core €m	Total €m	Core €m	Non-Core €m	Total €m	Core €m	Non-Core €m	Total €m
At 1 January 2012	858	1,072	1,930	161	6	167	1,019	1,078	2,097
Currency translation and other adjustments	4	6	10	-	-	-	4	6	10
Additions	85	207	292	2	16	18	87	223	310
Transfers	(568)	(281)	(849)	2	(3)	(1)	(566)	(284)	(850)
Disposals and renegotiations	(14)	(187)	(201)	(81)	(3)	(84)	(95)	(190)	(285)
Repayments	(42)	(183)	(225)	(84)	(16)	(100)	(126)	(199)	(325)
Amounts written-off	(257)	(194)	(451)	-	-	-	(257)	(194)	(451)
At 31 December 2012	66	440	506	-	-	-	66	440	506

Note:
(1)
Accruing loans past due 90 days or more where an impairment event has taken place but no impairment provision has been recognised. This category is used for fully collateralised non-revolving credit facilities.

Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but not considered impaired.

	2012			2011			2010
	Core €m	Non-Core €m	Total €m	Core €m	Non-Core €m	Total €m	Total €m
Past due 1-29 days	12	-	12	20	176	196	51
Past due 30-59 days	-	-	-	1	12	13	42
Past due 60-89 days	-	-	-	2	9	11	40
Past due 90 days or more	-	-	-	161	6	167	60
	12	-	12	184	203	387	193

Provisions and AFS reserves
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

Analysis of provisions is set out on page 159 and below.

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

RBSH Group reviews its portfolios of available-for-sale financial assets for evidence of impairment, which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on RBSH Group’s available-for-sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macroeconomic outlook in the US and Europe. The underlying securities remain unimpaired.

Analyses of AFS debt securities and related AFS reserves are set out on page 75.

Business review Risk and balance sheet management continued

Balance sheet analysis: Risk elements in lending (REIL), provisions and AFS reserves continued
Impairment provisions flow statement
The movement in loan impairment provision is shown in the table below.

	2012 €m	2011 €m	2010 €m
At 1 January	1,572	1,572	5,711
Transfers to disposal groups	(171)	-	(2,377)
Currency translation and other adjustments	(87)	68	212
Disposals	(562)	(45)	-
Amounts written-off	(453)	(397)	(1,943)
Recoveries of amounts previously written-off	12	22	59
Charged/(credited) to the income statement	30	360	(78)
Unwind of discount (recognised in interest income)	-	(8)	(12)
At 31 December	341	1,572	1,572

Individually assessed:
- banks	-	45	45
- customers	306	1,298	1,261
Collectively assessed	-	123	150
Latent	35	106	116
	341	1,572	1,572

Impairment charge/(credit) analysis
The following table analyses the impairment charge for loans and securities.

	2012 €m	2011 €m	2010 €m
Latent loss	(86)	(13)	(120)
Collectively assessed	17	25	101
Individually assessed	99	348	(59)
Charge to income statement continuing operations	30	360	(78)

Loans to banks	15	-	(15)
Loans to customers	15	360	(63)
(Recoveries)/recharge to RBS plc under APS back-to-back agreement	(13)	(58)	138
Securities	48	1,463	7
Charge to income statement continuing operations	65	1,765	67
Charge to income statement discontinuing operations	5	9	45
Charge to income statement	70	1,774	112

Charge relating to customer loans as a % of gross customer loans (1)	0.2%	1.1%	(0.2)%

Note:
(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers excluding reverse repurchase agreements.

	2012			2011			2010
	Core €m	Non-Core €m	Group €m	Core €m	Non-Core €m	Group €m	Group €m
Loan impairment losses
- customers (1)	(17)	19	2	291	11	302	75
- banks	15	-	15	-	-	-	(15)
	(2)	19	17	291	11	302	60

Impairment losses on debt securities	37	11	48	1,463	-	1,463	7
Charge to income statement continuing operations	35	30	65	1,754	11	1,765	67
Charge to income statement discontinuing operations	-	5	5	-	9	9	45

Note:
(1)	Net of recoveries/recharge to RBS plc under APS back-to-back agreement.

Business review Risk and balance sheet management continued

Balance sheet analysis: Risk elements in lending (REIL), provisions and AFS reserves continued
Available-for-sale debt securities and reserves
The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves net of tax, relating to securities issued by governments and other entities by country.

	2012					2011					2010
	Govern- ment €m	ABS €m	Other €m	Total €m	AFS Reserve €m	Govern- ment €m	ABS €m	Other €m	Total €m	AFS Reserve €m	Govern- ment €m	ABS €m	Other €m	Total €m	AFS Reserve €m
Netherlands	714	6,039	172	6,925	(602)	746	6,764	170	7,680	(399)	3,526	7,113	171	10,810	(720)
Spain	45	5,871	-	5,916	(1,491)	39	7,623		7,662	(1,858)	45	7,838	-	7,883	(1,143)
Germany	1,812	300	54	2,166	(3)	4,739	791	131	5,661	(13)	6,680	1,331	132	8,143	(25)
United States	1,872	59	9	1,940	(44)	2,485	162	41	2,688	63	2,294	164	124	2,582	4
France	529	635	9	1,173	(60)	1,967	623	9	2,599	(104)	2,729	623	5	3,357	(50)
Italy	501	149	-	650	(116)	842	190	-	1,032	(292)	1,050	196	-	1,246	(99)
Belgium	1,006	-	-	1,006	(54)	879	-	-	879	(139)	877	-	-	877	(47)
India	-	-	-	-	-	699	-	109	808	(4)	636	-	161	797	2
Austria	367	184	110	661	(39)	329	178	156	663	(71)	314	60	154	528	(23)
Denmark	-	-	-	-	-	504	-	-	504	-	730	-	-	730	-
China	214	-	27	241	-	471	-	-	471	1	499	-	1	500	(1)
Hong Kong	-	-	-	-	-	467	-	-	467	-	759	-	7	766	2
Greece	-	-	-	-	-	373	-	-	373	-	1,038	-	-	1,038	(600)
Sweden	35	-	4	39	-	34	289	-	323	(2)	34	312	-	346	(2)
Ireland	156	209	-	365	(35)	122	176	-	298	(95)	115	170	-	285	(75)
United Kingdom	-	250	11	261	(5)	-	250	8	258	(27)	-	242	8	250	(21)
Romania	-	-	-	-	-	207	-	-	207	-	302	-	-	302	(5)
Malaysia	-	-	-	-	-	194	-	-	194	-	193	-	-	193	-
Portugal	88	81	-	169	(41)	68	109	-	177	(116)	107	123	-	230	(41)
Other	90	-	10	100	(2)	911	207	331	1,449	(9)	1,582	217	220	2,019	314
Total	7,429	13,777	406	21,612	(2,492)	16,076	17,362	955	34,393	(3,065)	23,510	18,389	983	42,822	(2,530)
Key points
•
RBS Holdings N.V. holds €21.6 billion of debt securities classified as available-for-sale, the majority of which forms part of the Treasury liquidity buffer. Of the portfolio, €7.4 billion is OECD government issued debt, comprising mainly (€5.3 billion) exposures to European issuers.

•
In the first half of 2012, as part of Private Sector Involvement in the Greek government bail-out, the vast majority of this portfolio was exchanged for Greek sovereign debt and European Financial Stability Facility notes; the Greek sovereign debt received in the exchange was sold. Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and RBSH Group’s sovereign exposures to these countries were not considered impaired at 31 December 2012.

•
Further positions in financial instruments comprise €13.8 billion of mortgage and other asset-backed securities. Included are €5.9 billion residential mortgage covered bonds the majority of which originated in Spain and €6.0 billion residential mortgage-backed securities covered by the Dutch mortgage guarantee scheme. Unrealised losses relating to the residential mortgage-backed securities covered by the Dutch mortgage guarantee, increased during 2012 due to rating downgrades.

Business review Risk and balance sheet management continued

Country risk
77	Introduction
77	External environment
78	Governance, monitoring and management
79	Country risk exposure
79	Definitions
80	Summary tables
83	Eurozone

Business review Risk and balance sheet management continued

Country risk
Introduction
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions, expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to affect elements of RBSH Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk related losses.

External environment
Country risk, notably in the eurozone, remained elevated in 2012, particularly in the first half of the year. Economic growth projections were lowered - predominantly for Europe but also for a number of major emerging markets. However, important first steps towards achieving longer-term stabilisation in the eurozone led to some notable easing of crisis risks. Growth data from major non-European economies such as China were more encouraging towards the end of the year. The ability of policymakers to tackle fiscal challenges and restore confidence and growth in both the US and Europe will be a key factor in determining the pace of recovery.

Eurozone risks
Eurozone risks continued to dominate, as concerns about the impact of banking sector problems on government balance sheets led to further capital flight from periphery countries and a rise in sovereign bond yields until August, particularly for Spain. To break the feedback loop between banks and their sovereigns, eurozone leaders agreed at their June summit that the European Stability Mechanism (ESM), the eurozone’s permanent crisis fund, could lend to banks directly once a single eurozone-wide banking regulator had been established. They also approved the provision by the ESM of significant financial support to Spain to recapitalise its banks.

In the second half of the year, the ESM became fully operational and the European Central Bank (ECB) announced a major new facility, Outright Monetary Transactions. This facility allows secondary market purchases by the ECB of bonds issued by eurozone sovereigns that are subject to a European Union (EU)/International Monetary Fund (IMF) support programme. Following these steps, sovereign bond yields fell markedly.

Meanwhile, in Greece, private sector claims on the government were restructured in early 2012, but political risks remained acute as two successive parliamentary elections eventually resulted in a narrow victory for the pro-bailout New Democracy party. As the electoral process delayed policy implementation and the recession, contrary to earlier expectations, deepened further, additional reforms became necessary and the European Commission, the IMF and the ECB (known collectively as the Troika) further eased Greece’s targets.

Elsewhere, Ireland continued to make progress towards targets set out in its Troika programme, notably allowing the government to resume a degree of market financing. Talks with the European authorities on ways to relieve the government of some of the costs of past banking sector support continued, resulting in a favourable restructuring of the Anglo Irish promissory note in early 2013, reducing related fiscal costs somewhat. Notwithstanding these developments, Irish growth remained very weak and reliant on external demand. Portugal also made progress in a number of areas, though had greater structural constraints to address to boost longer-term growth prospects. Towards the end of the year, Cyprus also entered negotiations with the EU and IMF on a support programme. The eurozone as a whole entered recession in the second half of the year, although divergence within the currency union continued, with the core considerably stronger than the periphery.

Emerging markets
Emerging markets performed better on the whole. In developing Asia, the economies of China and India both continued to slow from a strong base, but risks remained held in check by healthy external balance sheets.

Emerging countries in Europe started to be affected by very weak growth in the eurozone, with the most export-focused economies being worst hit. However, countries that took significant action in the wake of the financial crisis to stabilise their banking sectors, saw an easing of risk. Turkey was upgraded by one rating agency to investment grade.

General political instability seen in the Middle East and North Africa in 2011 moderated in 2012 in most countries except Syria, although transition to democratic rule was only partial in some cases. Excluding Bahrain, Gulf Cooperation Council countries were generally more stable, underpinned by high oil prices.

Latin America continued to be characterised by greater stability, due to generally healthier sovereign balance sheets. However, growth prospects deteriorated because of weaker external demand, notably in the region’s largest economy, Brazil.

Outlook
Overall, the outlook for 2013 remains challenging with risks likely to remain elevated but divergent. Much will depend on the success of EU efforts to contain contagion from the sovereign crisis (where downside risks are high) and on whether growth headwinds in larger advanced economies, particularly the US and Japan, persist. Emerging market balance sheet risks remain lower, despite structural and political constraints, but it is expected that these economies will continue to be affected by events elsewhere through financial markets and trade channels.

Business review Risk and balance sheet management continued

Country risk continued
Governance, monitoring and management
All country exposures in RBSH Group are covered by RBSG Group's country risk framework and a further set of specific RBSH Group country limits.

The RBSG Group country risk framework is set by the RBSG Group Executive Risk Forum (ERF), which has delegated authority to the RBSG Group Country Risk Committee (GCRC) to manage exposures within the framework and deal with any limit breaches, with escalation where needed to ERF. Under this framework, exposures to all countries are monitored. Countries with material exposures are included in RBSG Group’s country risk Watchlist process to identify emerging issues and facilitate the development of mitigation strategies. Detailed portfolio reviews are undertaken on a regular basis to ensure that country portfolio compositions remain aligned to RBSG Group’s country risk appetite in light of evolving economic and political developments.

Limits on total exposure are set for individual countries based on a risk assessment taking into account the country’s economic and political situation and outlook, as well as RBSG Group’s portfolio composition in that country. Sub-limits are set on medium-term (greater than one year) exposure since this exposure can, by nature, not be reduced as rapidly as short-term exposure in the event of deterioration of a country’s creditworthiness.

During 2012, in addition to all emerging markets and the vulnerable eurozone countries, RBSG Group brought nearly all advanced countries under country limits. The exceptions were the UK (and related European special territories of Guernsey, Jersey, the Isle of Man and Gibraltar) and the US, given their home country status.

Also in 2012, an enhanced country risk appetite framework was introduced. RBSG Group’s risk appetite for a particular country is now guided by global risk appetite, the country’s internal rating and strategic importance to the RBSG Group, the portfolio composition by tenors and clients, an assessment of the potential for losses arising from a number of possible key country risk events, and other country-specific considerations such as funding profile, risk/return analysis, business opportunities and reputational risk. The actual country limits continue to be set by GCRC (or the ERF above certain benchmark levels).

Further enhancements included improved divisional country risk operating models and the implementation of a new sovereign rating model.

Specific RBSH Group country limits are set by the RBSH Group Risk and Control Committee, which reports to the RBSH Managing Board. These limits are capped by the overall RBSG Group limits, and were based on sovereign ratings and RBSH Group’s capital until November 2012.

Significant migrations of exposure from RBSH Group to RBS plc on a country-by-country basis in the course of the year led RBSH Group to reformulate its country limits.

In December 2012, the RBSH Group country limits were reduced to leave only a small amount of headroom for countries where exposures are on further run-off while allowing sufficient room for a dozen ‘active’ countries from which migration will take place during 2013. Exempt from RBSH Group country limits are only the exposures to the Netherlands (RBSH Group home country), the UK and the US.

Eurozone troubles preparedness
An RBSG Group executive steering group is driving eurozone troubles preparedness. Its agenda in 2012 included operational preparations for possible sovereign defaults and/or eurozone exits. The steering group also considered initiatives to determine and reduce redenomination risk. Further actions to mitigate risks and strengthen control in the eurozone typically included taking guarantees or insurance, updating collateral agreements, and tightening certain credit pre-approval processes.

During 2012, total RBSH Group asset exposures to the eurozone periphery countries decreased by 37% to €8.5 billion, with most of this reduction seen in Spain. The estimated remaining funding mismatch at risk of redenomination was €6.5 for Spain (largely related to AFS bond holdings in the RBSH Group liquidity portfolio) and €0.5 billion for Italy and Ireland each at 31 December 2012. The net positions at year end in Portugal, Cyprus and Greece were minimal.

Credit default swaps
RBSG Group uses credit default swap (CDS) contracts to service customer activity as well as to manage counterparty and country exposure. The latter is done to hedge portfolios or specific exposures. This may give rise to maturity mismatches between the underlying exposure and the CDS contract, as well as between bought and sold CDS contracts on the same reference entity. CDS positions are monitored on a daily basis as part of regular market risk management.

The terms of RBSG Group’s CDS contracts are covered by standard International Swaps and Derivatives Association (ISDA) documentation, which determines if a contract is triggered due to a credit event. Such events may include bankruptcy or restructuring of the reference entity or a failure of the reference entity to repay its debt or interest. Under the terms of a CDS contract, one of the regional Credit Derivatives Determinations Committees of the ISDA is empowered to decide whether or not a credit event has occurred.

RBSG Group transacts CDS contracts primarily on a collateralised basis with investment-grade global financial institutions who are active participants in the CDS market. These transactions are subject to regular margining, which usually takes the form of cash collateral. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, this risk is mitigated through specific collateralisation and monitored on a weekly basis.

Business review Risk and balance sheet management continued

Country risk continued
Country risk exposure
The tables that follow show RBSH Group’s exposure by country of incorporation of the counterparty at 31 December 2012. Countries shown are those where RBSH Group’s balance sheet exposure (as defined in this section) to counterparties incorporated in the country exceeded £0.5 billion (approximately €0.6 billion) and the country had an external rating of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 December 2012, as well as selected eurozone countries. The exposures are stated before taking into account mitigants, such as collateral (with the exception of reverse repos), insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature. For further details of exposures relating to available-for-sale debt securities by country, refer to page 75.

Definitions
Lending - Comprises gross loans and advances to: central and local government (Govt); central banks, including cash balances; other banks and financial institutions (FI), incorporating overdraft and other short-term facilities; corporates, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes risk elements in lending.

Risk elements in lending (REIL) - Comprises impaired loans and accruing past due 90 days or more as to principal or interest. Impaired loans are all loans (including renegotiated) for which an impairment provision has been established. Accruing past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

Debt securities - Comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest, are recognised in the income statement. Other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Derivatives (net) - Comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements but before the effect of collateral. Figures shown include the effect of counterparty netting used within the regulatory capital model.

Repos (net) - Comprises the mtm value of repo and reverse repo contracts after the effect of legally enforceable netting agreements and collateral. Counterparty netting is applied within the regulatory capital model used.

In addition and as a memorandum item, the mtm value of derivatives and repos gross of netting referred to above are disclosed.

Balance sheet - Comprises lending, debt securities, derivatives (net) and repo (net) exposures, as defined above.

Off-balance sheet - Comprises letters of credit, guarantees, other contingent obligations and committed undrawn facilities.

Credit default swaps (CDSs) - Under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm value, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par value of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the instantaneous increase in exposure arising from sold positions netted against the decrease arising from bought positions should the CDS contracts be triggered by a credit event and assuming there is a zero recovery rate on the reference exposure. For a sold position, the change in exposure equals the notional less fair value amount and represents the amount RBSH Group would owe to its CDS counterparties. Positive recovery rates would tend to reduce the gross components (increases and decreases) of those numbers.

Government - Comprises central, regional and local government.

Asset quality (AQ) - for the probability of default range relating to each internal asset quality band, refer to page 62.

Eurozone periphery - comprises Ireland, Spain, Italy, Portugal, Greece and Cyprus.

Other eurozone - comprises Austria, Cyprus, Estonia, Finland, Malta, Slovakia and Slovenia. The Netherlands, while being a eurozone country, has been excluded in these country risk tables as RBSH Group is based in the Netherlands.

Business review Risk and balance sheet management continued

Country risk continued
Summary tables
	Lending
	Central and local government €m	Central banks €m	Other banks €m	Other financial institutions €m	Corporate €m	Personal €m	Total lending €m	Debt securities €m	Derivates (gross of collateral) and repos €m	Balance sheet exposures €m	Off-balance sheet €m	Total €m	CDS (notional less fair value) €m
2012
Eurozone
Spain	-	-	1	-	54	-	55	5,916	-	5,971	138	6,109	(5)
Italy	-	-	-	83	71	-	154	715	723	1,592	96	1,688	(179)
Ireland	-	-	-	-	91	-	91	433	40	564	62	626	-
Portugal	-	-	-	-	-	-	-	169	134	303	-	303	-
Cyprus	-	-	-	-	91	-	91	-	-	91	39	130	-
Greece	-	-	-	-	-	-	-	-	1	1	-	1	-
Selected eurozone	-	-	1	83	307	-	391	7,233	898	8,522	335	8,857	(184)

Germany	-	-	-	1	167	-	168	2,166	157	2,491	535	3,026	(10)
France	-	-	7	2	117	-	126	1,173	175	1,474	592	2,066	(27)
Belgium	-	-	-	271	7	-	278	1,006	180	1,464	69	1,533	(2)
Luxembourg	-	-	-	6	34	-	40	-	122	162	179	341	(2)
Other eurozone	-	-	-	-	-	-	-	687	-	687	43	730	(2)
Total eurozone	-	-	8	363	632	-	1,003	12,265	1,532	14,800	1,753	16,553	(227)

Other countries
India	-	123	53	59	1,396	87	1,718	1,137	63	2,918	675	3,593	-
China	-	224	502	59	700	-	1,485	314	45	1,844	426	2,270	(11)
Romania	-	80	11	2	424	405	922	292	2	1,216	86	1,302	-
Republic of Korea	-	27	61	-	352	-	440	303	215	958	622	1,580	-
Brazil	-	-	-	-	85	-	85	637	54	776	2	778	-

Business review Risk and balance sheet management continued

Country risk: Summary tables continued

	Lending
	Central and local government €m	Central banks €m	Other banks €m	Other financial institutions €m	Corporate €m	Personal €m	Total lending €m	Debt securities €m	Derivates (gross of collateral) and repos €m	Balance sheet exposures €m	Off-balance sheet €m	Total €m	CDS (notional less fair value) €m
2011
Eurozone
Spain	-	4	4	1	813	-	822	7,662	5	8,489	1,576	10,065	(39)
Italy	-	2	20	99	1,329	-	1,450	1,104	699	3,253	928	4,181	(115)
Ireland	-	8	16	-	151	-	175	367	57	599	429	1,028	192
Portugal	-	-	8	-	32	-	40	176	74	290	67	357	(4)
Cyprus	-	-	-	17	91	-	108	-	5	113	59	172	-
Greece	8	7	-	-	457	-	472	373	1	846	24	870	-
Selected eurozone	8	21	48	117	2,873	-	3,067	9,682	841	13,590	3,083	16,673	34

Germany	-	42	12	17	748	85	904	5,675	599	7,178	3,188	10,366	(140)
France	-	-	91	35	923	-	1,049	2,599	301	3,949	2,110	6,059	(252)
Belgium	-	10	11	391	337	-	749	879	196	1,824	766	2,590	(12)
Luxembourg	-	-	-	75	314	-	389	(47)	1,537	1,879	324	2,203	(87)
Other eurozone	-	-	17	5	184	-	206	722	-	-	344	-	(12)
Total eurozone	8	73	179	640	5,379	85	6,364	19,510	3,499	29,373	9,815	39,188	(469)

Other countries
India	-	329	533	42	3,076	132	4,112	1,732	231	6,075	867	6,942	-
China	11	213	1,470	19	763	5	2,481	654	100	3,235	1,626	4,861	(12)
Romania	79	173	36	10	494	469	1,261	240	7	1,508	190	1,698	-
Republic of Korea	-	6	764	2	685	-	1,457	711	286	2,454	595	3,049	-
Brazil	-	-	-	-	222	-	222	826	6	1,054	13	1,067	-

Business review Risk and balance sheet management continued

Country risk: Summary tables continued
Key points
•	Reported exposures are affected by currency movements. Over the year, the euro appreciated 1.8% against the US dollar and depreciated 2.5% against the British pound.

•
Balance sheet and off-balance sheet exposure to nearly all countries shown in the table declined significantly over 2012, reflecting the Transfers, in particular the Dutch Scheme, refer to page 9 for details. In addition, RBSH Group maintained a cautious stance and many bank clients reduced debt levels. The reductions were seen in all broad product categories and in all client groups. Most of RBSH Group’s country risk exposure was in International Banking (primarily lending and off-balance sheet exposure to corporates), Group Treasury (largely AFS debt securities and liquidity with central banks), and Markets (mostly derivatives and repos with financial institutions).

•
Total eurozone (excluding the Netherlands) - Balance sheet exposure declined by €14.6 billion or 50% during 2012 to €14.8 billion, with the largest reductions seen in Germany, Spain, France, Luxembourg, Italy and Greece. This reflected the Transfers, sales of Spanish, Italian and Greek AFS debt securities, write-offs, active exposure management and debt reduction efforts by bank clients.

•
Eurozone periphery - Balance sheet exposure decreased to a combined €8.5 billion, a reduction of €5.1 billion or 37%, caused in part by reductions in AFS debt securities in Spain, Italy and Greece. Most of the Group’s exposure arises from the activities of Group Treasury, Markets and International Banking. Group Treasury has a portfolio of AFS mortgage-backed Spanish bank and other financial institution bonds.

Markets has a derivatives portfolio in Italy and Portugal. International Banking provides trade finance facilities to clients across Europe, including the eurozone periphery.

•
China - Lending exposure and off-balance sheet exposure to banks decreased by €1.0 billion and €1.2 billion, respectively, largely as a result of a slowdown in economic growth, changes in local regulations and risk/return considerations.

CDS protection bought and sold:
•
RBSH Group uses CDS contracts to service customer activity as well as manage counterparty and country exposure. During 2012, eurozone gross notional CDS contracts, bought and sold, decreased, caused by the Transfers and by efforts to reduce counterparty credit exposures and risk-weighted assets mainly through derivative compression trades. The fair value of bought and sold CDS contracts also decreased due to the reduction in gross notional CDS positions and a narrowing of CDS spreads over the year for a number of eurozone countries, including Portugal and Ireland. All in all, net bought CDS protection referencing entities in eurozone countries taken by RBSH Group, in terms of CDS notional less fair value, decreased to €0.2 billion, from €0.5 billion at 31 December 2011.

Business review Risk and balance sheet management continued

Country risk continued
Eurozone

											CDS by reference entity
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Bought		Sold
						Long	Short				Notional	Fair value	Notional	Fair Value
31 December 2012	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Central and local government	-	-	-	4,530	(314)	-	-	4,530	-	4,530	194	21	-	-
Central banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other banks	8	-	-	4,733	(849)	-	-	4,733	1,228	5,969	62	6	59	(6)
Other financial institutions	363	15	-	2,760	(672)	-	-	2,760	221	3,344	429	2	421	(2)
Corporate	632	36	15	242	(1)	-	-	242	83	957	41	-	-	-
Personal	-	4	25	-	-	-	-	-	-	-	-	-	-	-

	1,003	55	40	12,265	(1,836)	-	-	12,265	1,532	14,800	726	29	480	(8)

31 December 2011
Central and local government	8	-	-	9,416	(680)	-	-	9,416	-	9,424	145	20	81	(10)
Central banks	73	-	-	-	-	-	-	-	346	419	-	-	-	-
Other banks	179	-	-	7,223	(1,181)	17	4	7,236	690	8,105	111	17	23	(1)
Other financial institutions	640	-	-	2,609	(826)	6	55	2,560	2,242	5,442	305	12	404	(1)
Corporate	5,379	618	528	298	(5)	-	-	298	221	5,898	544	18	74	(1)
Personal	85	74	55	-	-	-	-	-	-	85	-	-	-	-

	6,364	692	583	19,546	(2,692)	23	59	19,510	3,499	29,373	1,105	67	582	(13)

CDS bought protection: counterparty analysis by internal grading scale

	AQ1		AQ2 - AQ3		AQ4 - AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Banks	-	-	-	-	64	7	-	-	64	7
Other financial institutions	267	22	197	-	197	-	-	-	662	22

	267	22	197	-	261	7	-	-	726	29

31 December 2011
Banks	74	5	-	-	63	12	-	-	137	17
Other financial institutions	775	49	193	1	-	-	-	-	968	50

	849	54	193	1	63	12	-	-	1,105	67

Business review Risk and balance sheet management continued

Country risk: Eurozone continued
Key points
•	During 2012, lending, derivatives and off-balance sheet exposures to eurozone countries were reduced by €5.4 billion, €2.0 billion and €8.1 billion, respectively, largely as a result of the Transfers.
•	Debt securities exposure to eurozone countries decreased by €7.3 billion, largely as a result of sales and maturities of AFS debt securities in Germany, Spain and France.

Eurozone periphery
•	Spain
Total exposure at 31 December 2012 was €6.1 billion, a decrease by €4.0 billion over the year.
Government and central bank – RBSH Group had AFS debt securities exposure of less than €0.1 billion to the government.
Financial institutions – The largest exposure was AFS debt securities (mainly covered bonds) of €5.9 billion at 31 December 2012, which decreased by €1.8 billion during 2012, largely as a result of sales in the first half of the year. The portfolio continued to perform satisfactorily.
Corporates – Lending exposure decreased by €0.8 billion and off-balance sheet exposure by €1.4 billion largely due to the Transfers. The remaining exposure is less than €0.1 billion.

•	Italy
Total exposure at 31 December 2012 was €1.7 billion, a decrease by €2.5 billion over the year.
Government and central bank – Exposure to the government consisted of €0.5 billion of AFS debt securities at 31 December 2012, a reduction by €0.3 billion over the year.
Financial institutions – Total exposure was €1.0 billion, mostly collateralised derivatives exposure to large Italian banks.
Corporates – Lending exposure decreased by €1.3 billion and off-balance sheet exposure by €0.8 billion, due partly to exposure to industrials running off and partly also to the Transfers. The remaining exposure is less than €0.2 billion.

•	Ireland
Total exposure at 31 December 2012 was €0.6 billion, a decrease by €0.4 billion over the year.
Government and central bank – Exposure consisted of AFS debt securities of less than €0.2 billion, slightly up due to higher bond prices.
Financial institutions – Exposure was approximately €0.3 billion, mostly AFS bank bonds.
Corporates – Total exposure at 31 December 2012 was less than €0.2 billion, a reduction by €0.4 billion over the year due largely to the Transfers.

•	Portugal
Total exposure at 31 December 2012 was €0.3 billion, a decrease of €0.1 billion over the year.
Government and central bank – Exposure consisted of AFS debt securities of less than €0.1 billion, slightly up during the year due to an increase in bond prices.
Financial institutions – Exposure was €0.2 billion, comprising collateralised derivatives and AFS debt securities
Corporates – Lending and off-balance sheet exposure of approximately €0.1 billion fell to zero due to the Transfers. The remaining exposure consists of some very small collateralised derivatives exposure.

•	Cyprus
Total exposure at 31 December 2012 was €0.1 billion and comprised lending and off-balance sheet exposure to corporates in the airline, oil & gas and retail sectors.

•	Greece
Total exposure fell by €0.9 billion during 2012 to virtually zero mostly due to the Transfers and sales of AFS debt securities.

Business review Risk and balance sheet management continued

Market risk
86	Introduction
86	Governance
86	Risk management
86	Key principles
87	Risk appetite
87	Risk models
89	Stress testing
90	Pricing models
91	Market risk analyses
91	Trading VaR

Business review Risk and balance sheet management continued

Market risk
Introduction
Market risk arises from fluctuations in interest rates, foreign currency, credit spreads, equity prices, commodity prices and risk related factors such as market volatilities. RBSH Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative and quantitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stressed VaR (SVaR), stress testing and sensitivity analyses.

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

Financial instruments held in RBSH Group’s trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale; and repurchase agreements and derivative financial instruments.

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

In 2011, RBSG Group announced plans to transfer a substantial part of its business from RBSH Group to RBS plc in an effort to simplify the structure and reduce risk. During 2012 a substantial part of the business was transferred to RBS plc, as a result of which the range of products in which RBSH Group is active has significantly reduced. A key element of the transfer was the Financial Services Authority (FSA) approval of the Netherlands trading branch location into the scope of RBSG Group’s regulatory models.

Organisation structure
Independent oversight and support is provided to the business by the RBSG Global Head of Market & Insurance Risk, assisted by the RBSG Group and Market Risk teams. The head of each business assisted by the business risk management team, is accountable for all market risks associated with its activities.

The RBSG Global Market Risk Committee reviews and makes recommendations concerning the market risk profile across RBSH Group, including risk appetite, risk policy, models, methodology and market risk development issues. The Committee meets monthly and is chaired by the RBSG Global Head of Market & Insurance Risk. Attendees include respective divisional Risk Managers and RBSG Group Market Risk.

Regulatory Risk
Trading activities will indirectly be impacted by regulatory proposals that will change market participants’ behaviours. These are discussed in more detail in the Regulatory risk section (refer to page 94). Developments specific to market risk include the Fundamental Review of the Trading Book (FRTB) and the Fundamental Review of the Securitisation Treatments. The FRTB remains at a conceptual stage and there is currently insufficient practical detail available to provide a meaningful assessment of what may eventually be implemented. The Basel Committee's review of the treatment of securitisation positions is further advanced and RBSH Group is currently reviewing how it can participate to assess the impact on trading book activities.

Risk management
Key principles
RBSG Group’s qualitative market risk appetite is set out in policy statements, which outline the governance, responsibilities and requirements surrounding the identification, measurement, analysis, management and communication of market risk arising from the trading and non-trading investment activities of RBSG Group. All teams involved in the management and control of market risk are required to fully comply with the policy statements to ensure RBSG Group is not exposed to market risk beyond the qualitative and quantitative risk appetite. The control framework covers the following principles:

•	Clearly defined responsibilities and authorities for the primary groups involved in market risk management in RBSG Group;

•	An independent market risk management process;

•	Daily monitoring, analysis and reporting of market risk exposures against market risk limits;

•	Clearly defined limit structure and escalation process in the event of a market risk limit excess;

•	A market risk measurement methodology that captures correlation effects and allows aggregation of market risk across risk types, markets and business lines;

•	Use of ‘Value-at-Risk’ (VaR) as a measure of the one-day and SVaR as a measure of the ten-day market risk exposure of all trading positions;

•	Use of non-VaR based limits and other controls;

•
Use of stress testing and scenario analysis to support the market risk measurement and risk management process by assessing how portfolios and global business lines perform under extreme market conditions;

Business review Risk and balance sheet management continued

Market risk: Risk management continued
•	Use of backtesting as a diagnostic tool to assess the accuracy of the VaR model and other risk management techniques;

•	Adherence to the risks not in VaR (RNIV) framework to identify, quantify and capitalise risks not captured within the VaR model;

•	A new product approval process that requires market risk teams to assess and quantify market risk associated with proposed new products.

Risk appetite
The RBSG Group Executive Risk Forum (ERF) approves quantitative market risk appetite for trading and non-trading activities. The RBSG Global Head of Market & Insurance Risk, under delegated authority from the ERF, sets and populates a limit framework, which is cascaded down through legal entity, division, business and desk level market risk limits.

At RBSH Group level, the risk appetite is expressed in the form of a combination of VaR and sensitivity limits and stress testing limits.

A daily report summarises RBSG Group’s market risk exposures. This daily report is sent to the RBSG Group Head of Restructuring & Risk, RBSG Group Global Head of Market & Insurance Risk, business RBSG Group Chief Risk Officers and appropriate business Market Risk Managers. In addition a daily report summarising RBSH Group’s market risk exposures against the agreed limits is produced and sent to the RBSH Group Head of Market Risk.

Legal entities, divisions, and lower levels in the business have an appropriate market risk framework of controls and limits in place to cover all material market risk exposures. The specific market risk metrics that are appropriate for controlling the positions of a desk will be more granular than the RBSG Group level limit and tailored to the particular business.

The majority of RBSH Group’s market risk exposure is in the Markets and Non-Core divisions and Group Treasury. RBSH Group is also exposed to market risk through interest rate risk and foreign exchange risk on its non-trading activities in the retail and commercial businesses. These aspects are discussed in more detail in Balance sheet management – Non-traded interest rate risk on page 48 and structural foreign currency exposures on page 49.

In 2012, a market risk economic capital model was developed. It is planned to use this model for performance measurement within Markets and to assess the trading book risks of RBSG Group from a consolidated economic perspective to a one year horizon. The results of the model will be consolidated with other risk types and reported during 2013.

Market risk exposures in RBSH Group, in common with those in other legal entities within RBSG Group, will contribute to the market risk economic capital measure.

Risk models
Risk models are developed both within business units and by Group functions. Risk models are also subject to independent review and sign-off to the same standard as pricing models. Meetings are held with the DNB as required to discuss the traded market risk, including changes in models, management, back-testing results, risks not included in the VaR framework and other model performance statistics.

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

At RBSH Group level a different VaR model is employed. It remains based on a historical simulation model and assumes a time horizon of one trading day and a confidence level of 99%. However, it uses 401 observations of historic market data exponentially weighted with a weighted average history of six months. The VaR model has also been approved by the DNB to calculate regulatory capital for the trading book via a scaling approach of 10 days. The approval covers general market risk in interest rate, currency, equity and commodity products and specific risk in interest rate and equity products.

The VaR model is an important market risk measurement and control tool. It is used for determining a significant component of the market risk capital, it is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level. The VaR model is categorised as green, amber or red. A green model is consistent with a good working model and is achieved for models that have four or less back-testing exceptions in a 12 month period. For RBSH Group’s trading book, a green model status was maintained throughout 2012.

Business review Risk and balance sheet management continued

Market risk: Risk management continued
RBSH Group's VaR should be interpreted in light of the limitations of the methodology used, as follows:

•
Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a forecast of portfolio losses based on events that occurred in the historical time series used. Therefore, events that are more severe than those in the historical data series are not represented.

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

These limitations mean that RBSH Group cannot guarantee that losses will not exceed the VaR. During 2012, an improved methodology was implemented for interest rates, to more realistically represent the distribution of rate changes. The enhanced model introduces a level-dependent scaling methodology for interest rates which removes the overestimation of rate fluctuations in regimes of declining rates and leads to a swifter adaptation to changing circumstances in times of increasing rates.

SVaR - is applied to the trading portfolio, is one of the components of regulatory capital and utilises data from a specific one year period of stress. As with VaR, the technique produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence level. For the purposes of calculating regulatory SVaR, a time horizon of ten 10 trading days is assumed and a confidence level of 99%.

In December 2012, the FSA confirmed the European Banking Authority guidelines relating to SVaR. The FSA now requires the use of ‘Dynamic’ SVaR, where the worst one year period of stress is determined on a daily basis. This has also been implemented for RBSH Group, with the approval of the DNB, to keep the process aligned with RBSG Group.

Risks not in VaR (RNIV) - The RNIV framework has been developed to quantify those market risks not adequately captured by VaR and SVaR methodologies. The RNIV approach is used for market risks that fall within the scope of VaR, but which are insufficiently captured by the model methodology, for example due to the lack of sufficient historical data. These risks are therefore assessed outside the VaR model.

RBSG Group adopts two approaches to the quantification of risks not in VaR (RNIVs):

•	Some RNIVs are quantified using a standalone VaR approach. For these RNIVs, two values are calculated: (i) the ‘VaR RNIV’; and (ii) the ‘SVaR RNIV’.

•
Some RNIVs are quantified using a stress scenario approach. For these RNIVs, an assessment of ten-day extreme, but plausible, market moves is used in combination with position sensitivities to give a stress-type loss number – the stressed RNIV value.

For each legal entity covered by the FSA VaR model waiver, all RNIVs are aggregated to obtain the following three measures: (i) Total VaR RNIV; (ii) Total SVaR RNIV; and (iii) Total stressed RNIV. A similar process is followed for the Market Risk in RBSH Group.

In each case, no allowance is made for potential diversification in respect of material RNIVs.

Incremental risk charge (IRC) - The IRC model aims to quantify the impact of defaults and rating changes on the market value of bonds, credit derivatives, and other related positions held in the trading book. It is calculated over a one year horizon to a 99.9% confidence level, and therefore represents a 1-in-1,000 loss over the following year. The modelling framework differentiates between the liquidity of different underlying instruments, with a minimum liquidity horizon of three months. It also captures basis risks between different products referencing the same underlying credit (e.g. bonds and CDS) and between similar products with different contractual terms (e.g. CDS in different currencies). The portfolio impact of correlated defaults and rating changes is assessed with reference to the resulting market value change of positions, which is determined using stressed recovery rates and modelled credit spread changes. The average liquidity horizon at the year end was 3.5 months.

The IRC model has been further enhanced during 2012 following feedback from the DNB. A separate transition matrix for sovereign exposures was introduced in the IRC model together with a distinct treatment for Agency ABS and renewed parameters for Corporates. Additionally, the calculations for own-debt have been brought into line with European Banking Authority (EBA) guidelines.

All price risk (APR) - The APR model is applied to the corporate credit correlation trading portfolio, subject to certain eligibility constraints (principally that the underlying names are liquid corporate CDS positions). The measure is calibrated to a 99.9% confidence level over a one year time horizon. All material price risks, including defaults and credit rating changes, are within the scope of the model. Of these, the most significant are credit spread risk, credit correlation risk, index basis risk, default risk, and recovery rate risk. In addition, losses due to both hedging costs and hedge slippage are modelled. The overall APR capital charge is floored at 8% of the corresponding standard rules charge for the same portfolio. The average liquidity horizon at the year end was 12 months. During 2012 there was no APR charge for RBSH Group.

Model validation – A model assessment is performed before a new or changed model element is implemented, and before a change is made to a market data mapping. Depending on the results, it may be necessary to notify the DNB before implementation. The form of internal validation depends on the type of model and the materiality of the change.

Business review Risk and balance sheet management continued

Market risk: Risk management continued
In the case of VaR models, the following steps are considered. In some cases, for example a minor change to a market data mapping, it will not be necessary to perform all of the steps. However, in all cases there will be an independent review and validation.

•	Perform accuracy testing of the valuation methods used within VaR on appropriately chosen test portfolios. Ensure that tests capture the effect of using external data proxies where these are used.

•	Back-test the approach using the relevant portfolio.

•	Back-test the approach using hypothetical portfolio(s) where this is helpful for isolating the performance of specific areas of the model.

•	Identify all risks not adequately captured in VaR, and ensure that such risks are captured via the risks not in VaR process.

•	Identify any model weaknesses or scope limitations, their effect and how they have been addressed.

•	Identify ongoing model testing designed to give early warning of market or portfolio weakness becoming significant.

•
Perform impact assessment. Estimate the impact on total 1-day and ten-day 99% VaR at the total legal entity level and the major business level, and individual risk factor level 1-day and 10-day 99% VaR at the total legal entity level.

Additionally, RBSG Group Risk Analytics (GRA) assesses the appropriateness of all new or amended models prior to their introduction. Existing approved models are re-assessed on a periodic basis to ensure they remain fit-for-purpose, for example following significant market developments or portfolio changes. The models required to be reviewed by GRA (in relation to market risk) include VaR, SVaR, IRC, APR and economic capital. The independent validation review process will consider some or all of the following areas as appropriate:

•	Test and challenge the logical and conceptual soundness of the methodology;

•
The assumptions underlying the model will be tested, where feasible against actual behaviour. The validation report will judge the reasonableness and stability of the assumptions and specify which assumptions (if any) should be routinely monitored in production;

•	Compare model results with independent model replication;

•	Compare outcome with results from alternative methods;

•	Test parameter selection and calibration;

•	Ensure that model outputs are sufficiently conservative in areas where there is significant model uncertainty;

•	Confirm applicability of tests for accuracy, and stability; recalculate; and ensure that results are robust; and

•	Ensure appropriate factor sensitivity analysis has been performed and documented.

Stress testing
RBSH Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from severe and extreme market events. Stress testing measures the impact of exceptional changes in market rates and prices on the fair value of RBSH Group’s trading and available-for-sale portfolios. Additionally, RBSH Group calculates sensitivity analysis, historical stress tests and bottom-up stress testing.

Sensitivity analysis measures sensitivity of the current portfolio of positions sensitivity to defined market risk factor movements. These stresses are of a smaller magnitude compared to historical or bottom-up stress testing and are subject to the RBSG Group Market Risk limit framework.

Historical stress tests calculate the changes in the portfolio valuations that would be generated if the extreme market movements that occurred during significant historical market events were repeated. Historical stress tests also form part of the Group Market Risk limit framework.

Bottom-up stress testing requires analysis of the market risk exposures by risk factors and different liquidity horizons, to identify the key risks. Stresses for these risks are then designed following consultation with risk managers, economists and front office. The tests may be based on an economic scenario that is translated into risk factor shocks by an economist or by risk managers and front office as a means of assessing the vulnerabilities of their book.

The RBSG Global Market Risk Stress Testing Committee reviews and discusses all matters relating to Market Risk Stress Testing.

Stress test exposures are discussed with senior management and relevant information is reported to the RBSH Group Risk and Control Committee (RCC), ERF, RBSG Group Board and the RBSH Group Managing Board. Breaches in RBSH Group’s Market Risk stress testing limits are monitored and reported.

Reverse stress testing is designed to assess the plausibility of scenarios derived by stressing market risk factors until the loss reaches a given threshold. Market Risk contributes to the firm wide, cross risk, reverse stress tests.

In addition to VaR and stress testing, RBSH Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Business review Risk and balance sheet management continued

Market risk: Risk management continued
Pricing models
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are subject to oversight and approval by asset level modelled product review committees (ALMPRCs).

These committees prioritise models for independent validation by RBSG Group Risk Analytics (GRA) taking into consideration both the materiality of risk booked against the model and an assessment of the degree of model risk (i.e. valuation uncertainty arising from choice of modelling assumptions). GRA review aims to quantify model risk by comparing model outputs against those of alternative independently developed models, the results of which are used by Market Risk to inform risk limits and by Finance to inform model reserves.

Marking-to-market
To ensure that the risks associated with trading activity are reflected in the financial and management statements, assets and liabilities in the trading book are measured at their fair value. Any profits or losses on the revaluation of positions are recognised in the income statement on a daily basis.

The fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values are determined following IAS 39 ‘Financial Instruments: Recognition and Measurement’ guidance, which requires banks to use quoted market prices or valuation techniques (models) that make the maximum use of observable inputs.

When marking-to-market using a model, the valuation methodologies must be approved by all stakeholders (trading, finance, market risk, model development and model review) prior to the use for profit and loss and risk management purposes.

Traders are responsible for marking-to-market their trading book positions on a daily basis. Traders can either:

•	directly mark a position with a price (e.g. spot foreign exchange); or

•	indirectly mark a position through the marking of inputs to an approved model, which will in turn generate a price.

Independent price verification
Independent price verification is a key additional control over front office marking of positions.

Key elements of the independent price verification framework include:

Appropriate financial controls - business unit controllers are responsible for ensuring that independent price verification processes are in place covering all trading book positions held by their business. The independent pricing verification policy requires that daily independent price verification is performed for positions where prices/model inputs are readily available on a daily basis. For positions where prices/model inputs are available on a less regular basis, verification may occur on a frequency that is less than daily. Where practical, verification is performed to a frequency that matches the availability of this independent price information.

Compliance statements - business unit control is required to prepare and maintain compliance statements that benchmark price verification procedures against the independent pricing policy. Each compliance statement requires review and sign-off from the relevant financial controller, market risk manager and front office management every six months at least.

For more information on independent price verification, refer to page 142.

Business review Risk and balance sheet management continued

Market risk analyses
Trading VaR

The table below analyses the VaR for RBSH Group’s trading portfolios segregated by type of market risk exposure.

	2012				2011
Trading VaR summary	Average €m	Period end €m	Maximum €m	Minimum €m	Average €m	Period end €m	Maximum €m	Minimum €m
Interest rate	3.0	2.0	7.4	1.8	4.5	4.0	9.6	3.0
Credit spread	1.4	0.8	3.9	0.8	2.4	1.7	4.3	1.1
Currency	1.7	1.3	11.3	0.6	3.1	1.4	15.3	1.1
Equity	2.1	0.7	9.7	0.5	6.5	2.5	15.8	1.8
Commodity	0.9	0.6	3.1	0.4	0.8	1.1	6.7	-
Diversification (1)		(2.8)				(6.2)
	4.4	2.6	11.3	2.1	8.5	4.5	18.3	4.0

	2010
	Average €m	Period end €m	Maximum €m	Minimum €m
Interest rate	5.6	4.1	10.1	2.8
Credit spread	6.3	4.0	9.6	1.7
Currency	1.6	2.0	4.7	0.6
Equity	7.6	7.0	14.8	2.0
Commodity	0.8	1.1	4.1	0.1
Diversification (1)	-	(8.7)	-	-
	11.5	9.5	19.0	3.4

Note:
(1)
RBSH Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key points
•	The average total VaR utilisation fell in 2012 compared with 2011 largely as a result of a reduction in trading book exposure due to transfers of businesses to RBSG Group.

•
The average total VaR utilisation fell in 2011 compared with 2010 largely as a result of a reduction in trading book exposure due to transfers of businesses to RBS plc and reduced market volatility experienced throughout the period.

Business review Risk and balance sheet management continued

Other risks
93	Operational risk
94	Regulatory risk
97	Conduct risk
98	Reputational risk
98	Business risk
98	Pension risk

Business review Risk and balance sheet management continued

Other risks
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

In 2012, RBSH Group continued to make good progress in enhancing its operational risk framework and risk management capabilities. Details of developments undertaken and planned are set out below along with the key processes through which RBSH Group manages operational risk.

In 2013, through fully embedding the enhanced operational risk framework and tools and improving framework linkages, operational risk will be managed on a more forward-looking basis.

Governance, structure and risk appetite
Governance and structure
RBSG Group Operational Risk is an independent function reporting to the Head of Restructuring & Risk. It is responsible for the design and maintenance of the operational risk policy standards.  The standards, which are incorporated in RBSG Group Policy Framework (GPF), provide the direction for delivering effective operational risk management and are designed to allow the consistent identification, assessment, management, monitoring and reporting of operational risk across RBSG Group.

The RBSH Group Risk and Control Committee acts upon all operational risk matters and reviews and monitors the operational risk profile across the RBSH Group, in line with risk appetite. It oversees, manages and monitors operational risk strategies and frameworks, and reviews and approves operational risk policy. It escalates and reports necessary items to the Managing Board.

Operational risk appetite, policy and frameworks are presented regularly at the Risk and Control Committee to satisfy oversight responsibilities and, as appropriate, other senior committees.

Risk appetite
RBSH Group’s operational risk appetite statement is agreed by the RBSH Managing and Supervisory Board. It comprises a number of specific measures of risk.

To confirm that RBSH Group operates within the set risk appetite, the high-level statement is supplemented by specific tolerances for different types of operational risk. The GPF sets out how to manage risk within acceptable limits, which in turn enables RBSH Group to operate within the overall risk appetite and the specific tolerances.

Operational risk cycle and key management tools
The operational risk cycle comprises four stages:

•	identification of risks;

•	assessment or measurement of the scale of risks;

•	management or control of risks to prevent their recurrence or minimise the potential impact; and

•	monitoring and reporting of risks.

Although the operational risk tools encompass all stages of the risk cycle, they can be broadly categorised as follows:

Identification and assessment
Risk and control assessments
Risk and control assessments are used to identify and assess material operational risks and key controls across all business areas. To provide a consistent categorisation of risks and controls across RBSH Group and to support identification of risk concentrations, all risks and controls are mapped to RBSH Group-wide risk taxonomy and newly developed control catalogue.

The process is designed to confirm that risks are effectively managed in line with stated risk appetite, prioritised and documented. Controls are tested frequently to verify and validate that they remain fit for purpose and operate effectively.

Risk assessments are often conducted in a workshop environment, bringing together subject matter experts and key stakeholders from across the division and key functions. This approach has led to a more complete view of the risk profile and more informed decisions.

New product risk assessment process
RBSH Group’s new product risk assessment process is designed to identify, assess and approve the risks associated with new products prior to launch.

Several process enhancements were made during 2012, which strengthened the interaction between business, risk and specialist areas.

Management, monitoring and reporting
Issues management
The objective of the operational risk issues management framework is the adoption of a consistent approach to the identification, capture, classification, monitoring, closure and acceptance of operational risk issues and associated actions across RBSH Group.

This element of the operational risk framework continues to be enhanced in areas such as analysis of common issues on an aggregated basis across RBSH Group to identify emerging trends and improvements to the quality of data captured.

Business review Risk and balance sheet management continued

Other risks: Operational risk continued
Event and loss data management
Event and loss data management covers the discovery, escalation, capture, investigation, approval and closure, and reporting and analysis of operational risk events and loss data.

It also provides for the clear, simple, quick and consistent communication of operational risk events that meet defined threshold criteria to those members of RBSH Group’s senior management and Executives who need to know of these events.

RBSH Group has continued to focus on the timely, accurate capture of operational risk losses; the use of a single Group-wide repository; and the escalation of material operational risk events. This has resulted in enhanced completeness and accuracy of RBSH Group’s internal loss data, and transparency of operational risk events, which allows RBSH Group to manage its operational risk profile more effectively.

The event and loss data process will continue to evolve to keep apace with changing regulatory and industry standards regarding the collection of internal loss data.

Insurance
RBSH Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements. Insurance is used to help manage  RBSH Group’s exposures, providing protection against financial loss once a risk has crystallised.

Monitoring and reporting
Monitoring and reporting forms an integral part of all of RBSH Group’s operational risk management processes, which are designed to ensure that risks and issues are identified, escalated and managed on a timely basis. Exposures for each division are reported through monthly risk and control reports, which provide detail on the risk exposures and action plans.

Enhancements made during 2012 include single-source extraction and publication of operational risk data across RBSH Group, such as operational risk events and losses. This has resulted in consistent and higher quality information for the purposes of oversight, challenge and operational risk management.

Control environment certification
Control Environment Certification (CEC) is used by RBSH Group’s Managing Board to review and assess its internal control framework. Senior management are required to provide a twice-yearly assessment of the robustness of the Group’s internal control environment including:

•	compliance with the GPF and key divisional/functional policy standards;

•	effectiveness of the risk frameworks, culture and governance structures of each division or function to help ensure RBSH Group operates within risk appetite; and

•	reporting on the material risks for the business against appetite.

The CEC outcomes are reported at both the RBSH Group Risk & Control Committee and the RBSH Group Audit Committee.

Three lines of defence
Having a strong three lines of defence model is important in a strong control environment. The RBSG Group Executive Committee approved a refreshed model in February 2012 and work is underway to embed this across the Group. The model’s main purpose is to define accountabilities and responsibilities for managing risk across the RBSG Group.

Regulatory risk
Regulatory risk is the risk of material loss or liability, legal or regulatory sanctions, or reputational damage, arising from the failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, in any location in which RBSH Group operates. RBSH Group believes that maintaining a strong regulatory risk framework is fundamental to protecting sustainable growth, rebuilding its reputation and maintaining stakeholder confidence.

The regulatory environment remained highly challenging during 2012, as policymakers and regulators continued to strengthen regulation and supervision in response to the events of 2007/2008 and subsequent economic and financial stress.

The regulatory agenda - largely framed by the G20 but with many instances of European Union (EU) and national initiatives - constitutes the most sweeping set of changes seen in many decades. At 31 December 2012, RBSG Group was managing some 105 major regulatory or legislative policy initiatives. During the year as a whole, it had also reviewed over 320 consultations in its core markets. In addition to these changes, many supervisory authorities also continued to intensify their ongoing level of scrutiny and intervention.

These trends have posed multiple challenges for banking groups, including RBSH Group, namely:

•	tracking, analysing and engaging with policymakers on proposed changes;

•	implementing change programmes to ensure compliance with new requirements;

•	revisiting strategy, business and operating models in response to the new environment; and

•	driving through cultural and other changes to promote good business practice and to minimise enforcement risks.

Global regulatory developments
The global agenda continues to be guided by the G20, drawing on the original action plan for strengthening financial stability agreed by G20 leaders at the November 2008 Washington summit. Although policy initiation at the G20 level is drawing to an end, a substantial pipeline of policy development remains in train and the Group does not anticipate any easing of this for some time. During 2012, G20 countries continued to implement various elements of this action plan, and further endorsed it at the G20 leaders’ summit held in Los Cabos, Mexico in June 2012 and the finance ministers’ and central bank governors’ meetings, most recently in Mexico City in November 2012.

Business review Risk and balance sheet management continued

Other risks: Regulatory risk continued
Key developments during 2012 included the following:
Basel III
Following publication by the Basel Committee on Banking Supervision in December 2010 of rules for the new Basel III capital and liquidity framework, work during 2012 focused on finalising the remaining elements of policy and preparing for implementation. Highlights were:

•
publication of results of the Basel III monitoring exercise as at 30 June 2011 (published April 2012) and as at 31 December 2011 (published September 2012). The latest results (which ignore the transitional provisions which apply) showed good progress, with an average Common Equity Tier 1 ratio of 7.7% across 102 banks with Tier 1 capital above €3 billion. This compares to an effective target of 7%. However, individual bank shortfalls, including surcharges for systemically important banks where applicable, still totalled €374 billion;

•	the finalisation of rules for composition of capital disclosure requirements (June 2012);

•	proposals for monitoring indicators for intraday liquidity management (July 2012);

•	interim rules for the capitalisation of bank exposures to central counterparties (July 2012);

•	final rules for the regulatory treatment of valuation adjustments to derivative liabilities (July 2012) and

•
final rules amending the liquidity coverage ratio (LCR), including revised definitions of high quality liquid assets and net cash outflows. The LCR will now be phased in from 2015 to 2019 and it was also re-confirmed that a stock of liquid assets would be available for use by banks in stress situations (January 2013).

The Basel Committee also turned its attention increasingly to developments beyond Basel III. In particular, it published an initial consultation paper to launch its fundamental review of the trading book (May 2012). Here, the Committee is seeking to improve the coherence of market risk capital requirements and to enhance the consistency of implementation across jurisdictions and convergence of requirements across the industry.

Systemic financial institutions
With the G20-mandated target of agreeing a framework for dealing with global systemically important financial institutions (G-SIFIs) having been met in 2011, much work in 2012 was at the EU level, with discussions on incorporating a general approach into CRD IV.

Separately, and following consultation, the Basel Committee published a framework to address domestic systemically important banks in November 2012, which followed on from its methodology for identifying global systemically important banks developed in 2011. The framework focuses on the impact that the distress or failure of banks will have on the domestic economy. The correct calibration of linkages between the domestic and international frameworks is now critical.

EU regulatory developments
The EU regulatory agenda in 2012 continued to focus mainly on prudential and market structure measures; retail issues also came under increased focus. Key highlights were as follow:

The Liikanen Review
In November 2011, the EU Commissioner for Internal Market and Services, Michel Barnier, announced the establishment of a High-Level Expert Group to consider structural reform of the EU’s banks and in early 2012 it was convened under the chairmanship of Erkki Liikanen, the Governor of the Bank of Finland. The group was mandated to consider measures to improve EU banks’ stability and efficiency. In addition to any new measures, it was tasked to look at ongoing structural reforms, including the UK Independent Commission on Banking and the US ‘Volcker Rule’.

The Expert Group’s proposals in October 2012 contained five recommendations: a ring-fence of trading book activities where they form a significant part of a bank’s activity; effective recovery and resolution plans (with authorities empowered to require further structural reform if that improves resolvability); specific ‘bail-in’ instruments (rather than a general bail-in power applied to existing liabilities); stricter capital treatment of trading book and real estate exposures; and a number of corporate governance, risk management and remuneration proposals.

The Commission is considering the Expert Group’s recommendations and has said that it will formally respond by September 2013.

Crisis management and banking union proposals
In June 2012, the EU Commission published proposals for an EU-wide recovery and resolution regime, providing for banks and authorities to maintain plans for each firm, setting out measures to set right or resolve businesses should they face difficulties. Authorities would receive a number of powers to intervene in banks for these purposes, including early intervention powers ahead of problems coming to light, and a minimum set of tools to restructure or wind up a failed firm.

Among the new tools is the power to ‘bail in’ senior creditors when resolving a firm, to ensure losses are spread among shareholders and creditors, without recourse to tax-payer funding. Bailed-in creditors take a loss and become shareholders in the new entity created.

These proposals are likely to be agreed in 2013, with member states and banks in compliance from 2015; and bail-in provisions from 2018. Notwithstanding these developments, the euro-area crisis continued to develop and in July 2012, the President of the European Council, Herman Van Rompuy, set out a road-map for further euro-area financial integration. This aims to both resolve the current crisis and tackle longstanding structural problems in the single-currency zone. Fundamental to these proposals are banking and fiscal union and further economic integration. The President’s banking union proposal comprises: a Single Supervisory Mechanism; and mutualisation of bank losses through common deposit guarantee and resolution funding arrangements. The latter two elements are planned to follow agreement of the recovery and resolution regime in 2013.

Business review Risk and balance sheet management continued

Other risks: Regulatory risk continued
In September, the EU Commission published its proposal for a Single Supervisory Mechanism, designating the European Central Bank (ECB) as primary prudential supervisor for all euro-area banks, with opt-ins available for EU member states outside the euro-area. The Council of the EU agreed to these proposals, with the proviso that the ECB would directly supervise only larger banks and those in receipt of state aid, while retaining some oversight of smaller banks that fall under the remit of national supervisors.

The European Parliament is now considering the proposals, with agreement expected in early 2013. The ECB will not acquire full supervisory authority until March 2014 and there is scope to delay this. Operational elements, such as how the ECB will be staffed, how it will interact with national supervisors and how it will implement its new macro-prudential responsibilities, remain to be seen. More detail should emerge during 2013.

Prudential and related reforms
A key focus during 2012 was work on agreeing the EU’s Capital Requirements Directive (CRD) following the publication of draft legislative text in 2011 for the CRD IV package to implement Basel III in the EU.

Progress of the legislation was slower than hoped and did not conclude before the Basel III start date of 1 January 2013. Nevertheless, the European Banking Authority did press ahead with proposals for a number of the technical standards mandated by CRD IV, including reporting of own funds, liquidity, leverage and large exposures; gain on sale of associated with future margin income in a securitisation context; credit valuation adjustment; and prudent valuation.

Other prudential initiatives have included, notably, continued work on developing the Solvency II framework for insurers; capital requirements for central counterparties; corporate governance in financial institutions; and supervision of financial conglomerates.

Market and structural reforms
Key developments included:

•
European Markets Infrastructure Regulation - the regulation came into force on 16 August 2012. In many areas, the European Securities and Markets Authority (ESMA) is yet to finalise draft technical standards. Full implementation is likely to be in the third quarter of 2013, when the final technical standards are due to be released by the ESMA.

•
Markets in Financial Instruments Directive - the European Parliament voted on the proposal in September 2012 but the Council of the EU had not agreed its final position by the end of 2012. The new Irish Presidency of the Council plans to finalise the proposals before the end of its term in June 2013.

•
Financial Transaction Tax - the EU Commission has previously published proposals, which would see trades in bonds and shares taxed at 0.1% and complex derivatives taxed at 0.01%. While the original EU-wide proposal was rejected due to opposition from several member states, including the UK, a subset of eleven EU member states has agreed to proceed via the Enhanced Cooperation Mechanism. The Commission set out detailed proposals for this in February 2013.

•
Other initiatives - these have included proposals to revise the Data Protection Directive, further changes to the market abuse regime and prospectus requirements, further legislative developments impacting credit rating agencies (CRA III) and changes to depositor and investor protection.

Supervisory developments
Netherlands regulatory developments
In the Netherlands developments during 2012 in relation to financial reforms continued to be extensively determined by global and EU developments mentioned above, with new regulations to implement requirements coming into force. Important regulations and proposals were issued aiming at a sound and controlled financial sector, optimal consumer protection and adequate supervision.

Sound financial markets also require a change in conduct and culture of financial institutions. During 2012, new regulations with regard to remuneration of staff and the suitability of members of supervisory and managing boards were introduced.

In September 2012, the Ministry of Finance endorsed the recommendations of a parliamentary committee (Commissie de Wit) to strengthen the financial system and enhance crisis management. The recommendations also include more stringent requirements of the Dutch Banking Code (related to risk management, and remuneration) and culture change. A Bankers’ Oath will be mandatory for all staff in financial institutions as of 1 January 2013.

US regulatory developments
In the US, activity continued to be dominated by rulemaking following the 2010 Dodd-Frank Act.

Key final rules were issued on a range of issues, including prudential standards for systemically important financial institutions, removal of certain references to credit rating agencies, Basel 2.5 market risk standards and final definitions of swap dealers, major swap participants and swaps. Requirements for the registration of entities as swap dealers took effect from 12 October 2012, with registration commencing from 31 December 2012 once firms reach certain activity thresholds.

Proposed rules issued in December 2012 included important changes to the Federal Reserve Board’s approach to supervisory and prudential requirements for foreign banking organizations (FBOs). These proposals would require RBSG Group and other FBOs to establish a single US-incorporated intermediate holding company for all the Group’s US subsidiaries (although not the US branches of RBS N.V.). Enhanced prudential standards would also be required, including for the US branches.

Business review Risk and balance sheet management continued

Other risks: Regulatory risk continued
Other proposals included Basel III capital and leverage standards and disclosures and other rules relating to mortgages. The Volcker Rule, which restricts proprietary trading and investments in private equity/hedge funds, was not finalised by its effective date of 21 July 2012 but in April 2012 the Federal Reserve Board issued an interpretation which provided some guidance to the effect that banks should demonstrate their ‘good faith’ planning efforts in the two-year conformance period to July 2014.

Regulatory risk management
RBSH Group manages its regulatory risk through a regulatory affairs framework covering different regulatory bodies and central banks, wherever RBSH Group operates. This framework is managed by RBSH Group’s Regulatory Affairs function and includes: the tracking and management of regulatory developments and regulatory relationship management together with ownership of the connected regulatory risk policies; assurance and monitoring; and training and awareness.

Recovery and resolution planning
Individual country regulators are developing and implementing their rules according to their own timescales. This emphasises the need for consistency of approach, both by the regulatory bodies and internally within RBSH Group, to ensure effective management of financial stability across jurisdictions, and to avoid duplication and inefficiency for cross-border banks.

Conduct risk
Conduct risk is the risk that the conduct of RBSH Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss by breaching regulatory rules or laws, or failing to meet customers’ or regulators’ expectations of RBSH Group. Activities through which conduct risk may arise include: personal account dealing; privacy and data protection; conflicts of interest; money laundering; and bribery and corruption.

Effective conduct risk management is not only a commercial imperative for RBSH Group; customers, clients and counterparties demand it as a precursor to building trust. It also reflects the changing regulatory environment in the UK, with the establishment of the Financial Services Conduct Business Unit (precursor to the Financial Conduct Authority), and the increasing focus of overseas regulators on conduct risk.

RBSH Group’s compliance functions are responsible for monitoring the management of conduct risk, including anti-money laundering (AML); sanctions and terrorist financing; and anti-bribery and corruption. In doing so, they design, implement and maintain an effective management framework to enable consistent identification, assessment, monitoring and reporting of conduct risk.

Policy design and implementation
Placing conduct risk at the centre of RBSG Group’s philosophy promotes a customer-oriented culture that informs and challenges business strategy, delivers fair outcomes and promotes behaviours consistent with regulatory and legal standards across its retail and wholesale markets.

RBSG Group has established a defined and measurable appetite for conduct risk to ensure commercial decisions take into account any conduct risk implications. During 2012, the foundations of RBSG Group’s conduct risk framework were delivered. Key milestones were:

•
Agreeing and establishing the Group’s conduct risk policies under four pillars: employee conduct; corporate conduct; market conduct; and conduct towards the Group’s customers. Each is designed to provide high-level direction to the Group and is supported by the Group’s Code of Conduct;

•	Launching a phased roll-out of these policies, in order of materiality and scheduled to complete in June 2013;

•
Developing and delivering awareness initiatives and targeted conduct risk training for each policy, aligned to the phased roll-out, to assist businesses and executives in embedding the understanding of conduct risk and provide the necessary clarity for staff on their conduct risk requirements;

•	Establishing effective leadership and a supporting governance framework, with the participation of all divisions, to oversee the Group’s conduct agenda, notably the new Conduct Risk Committee; and

•
Completion by the separate AML Change Programme of its Group-wide gap analysis and benchmarking against enhanced policies, including recording identified issues, establishing a new AML organisational reporting and accountability hierarchy, initiating comprehensive and continuing tailored staff training; and establishing a global AML assurance programme.

Anti Money Laundering
During 2012, RBSH Group continued to enhance its Anti-Money Laundering (AML) Change Programme. Key developments include significant progress made with the delivery of the new cohesive AML target operating model and the management of AML risks.

Training and awareness
Maintaining compliance with existing rules and regulations requires continued investment in professional training, as well as maintaining risk awareness. During 2012, RBSH Group continued to focus on strengthening the capabilities of its compliance functions, at both Group and divisional level. In addition, it facilitated training on conduct risk through Executive education, including master classes and workshops, and computer-based RBSG Group Policy Learning modules. Each module addresses the specific regulatory content of relevant RBSG Group Policy Standards.

A comprehensive and progressive training programme supports the professional development of RBSH Group’s compliance teams. All members of these teams are engaged in compliance eLearning, including a mandatory ‘essentials’ course, and the RBSG Group Risk Academy, through which all staff are required to complete foundation courses in other risk disciplines, such as operational risk, market risk and retail credit risk.

Business review Risk and balance sheet management continued

Other risks: Conduct risk continued
Formal training is supplemented by regulatory familiarisation, designed to share knowledge and support both personal development and technical training across RBSH Group’s wider risk community.

Assurance and monitoring
Assurance and monitoring activities are essential to ensure that RBSH Group can: demonstrate compliance with existing rules and regulations; assess whether it is managing its conduct risks appropriately; and determine whether key controls are fit for purpose and effective.

During 2012, as well as providing thematic process reviews and assurance over specific compliance topics, RBSH Group Compliance assurance team, working with its divisional counterparts, validated the closure of issues it identified during the 2011 programme of Group-wide assurance reviews, and identified common issues between divisions.

Reputational risk
Reputational risk is the risk of brand damage arising from financial and non-financial events due to a failure to meet stakeholders’ expectations of RBSH Group’s conduct and performance.
Restoring the reputation of RBSH Group and the wider banking sector is built upon the role of banks as good companies that perform well for their owners, regulators, employees and communities and, above all else, serve their customers well.

RBSH Group has put the focus on serving customers well at the heart of its strategic objectives that, combined with a safe and sound bank, will build a culture and reputation in line with our stakeholder expectations. There are still legacy issues to work through, but dealing with them in an open and direct manner is a necessary part of the ability to move forward.

RBSH Group’s reputational risk management framework is aligned with its strategic objectives and its risk appetite. It is designed to embed, at different points of decision-making processes, a series of customer-related and reputational filters and controls that examine products, services and activities through the lenses of sustainability, transparency and fairness.

This approach recognises that reputational risk can arise across a range of actions taken (or, in some cases, not taken) by RBSH Group, as well as its wider conduct, policies and practices. Therefore, it is aligned with the management of a range of risk types that have a high reputational sensitivity.

For example, an Environmental, Social and Ethical (ESE) risk management function assesses the ESE risks associated with business engagements and business divisions, while RBSH Group Policy Framework includes a range of policies relating to conduct and reputational matters.

The RBSG Group Board has ultimate responsibility for managing RBSH Group’s reputation, though all parts of RBSH Group have responsibility for any reputational impact arising from their operations.

The RBSG Group Board’s oversight of reputational issues is supported by executive risk committees (including the new RBSG Group Conduct Risk Committee) and by RBSG Group Sustainability Committee. Emerging reputational issues are pro-actively identified and assessed by a dedicated working group, and escalated through the appropriate governance channels where necessary.

The Managing Board has ultimate responsibility for managing any impact on the reputation of RBSH Group arising from its operations. The RBSG Group Sustainability Committee (established at the beginning of 2010) sets the overall strategy and approach for the management of Group sustainability. However, all parts of RBSH Group take responsibility for reputation management.

Business risk
Business risk is the risk that RBSH Group suffers losses as a result of adverse variance in its revenues and/or costs relative to its business plan and strategy.

RBSH Group seeks to minimise its exposure to business risk, subject to its wider strategic objectives. Business risk is identified, measured and managed through RBSH Group’s planning cycles and performance management processes. Expected profiles for revenues and costs are determined, on a bottom-up basis, through plans reflecting expectations of the external environment and RBSH Group’s strategic priorities. These profiles are tested against a range of stress scenarios and factors to identify the key risk drivers behind any potential volatility, along with management actions to address and manage them.

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

The pension funds in India are the main source of pension risk. The Trustee or Pension Boards of these schemes are solely responsible for the investment of the schemes’ assets which are held separately from the assets of RBSH Group.

Business review Risk and balance sheet management continued

Asset protection scheme
100	Introduction
100	The Contracts
101	Covered assets
101	Credit quality of credit risk assets

Business review Risk and balance sheet management continued

Asset protection scheme
Introduction
In 2009, RBS plc entered into an agreement (the Asset Protection Scheme (APS)) with HM Treasury (HMT), acting on behalf of the UK Government, under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT. Due to the progress RBS plc has made in obtaining a more conservative, resilient, and sustainable balance sheet, RBS plc agreed with HM Treasury to exit the APS effective 18 October 2012.

Although the APS portfolio of covered assets included assets recorded on RBSH Group’s balance sheet, RBSH Group was not entitled to benefit under this contract.  Therefore, RBSH Group entered into credit protection agreements in 2009 in the form of a financial guarantee contract and a credit derivative contract with RBS plc (the Contracts) that provide full principal protection over those covered assets attributable to RBSH Group for their remaining life. The Contracts are not impacted by RBS plc’s exit from APS and as a result, there has been no change to these contracts for the year ended the 31 December 2012.

With effect from 1 January 2013, the Managing Board of RBS Holdings N.V. has agreed with RBS plc to reduce the number of covered assets included in the Contracts as a result of the progress made with the Transfers to RBS plc during 2011 and 2012 (as discussed on page 9). Unamortised fees relating to the assets previously covered will be reimbursed by RBS plc.

The Contracts
Under the terms of the Contracts, on impairment of a covered asset RBSH Group is entitled to receive from RBS plc the present value of the difference between contractual and expected cash flows from the asset; subsequent reductions in the estimated lost cash flows are paid by the Group to RBS plc and increases paid by RBS plc to RBSH Group.

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

The Contracts covered portfolio for the year ended 31 December 2012 was €2.4 billion (2011 - €10.9 billion), with an average remaining maturity of four years. At 31 December 2012 the carrying value of the prepaid fee for the financial guarantee contract was €145 million (2011 - €323 million). At 31 December 2012 the net carrying value of the credit derivative was €11.7 million (liability), (2011 - €8 million (liability), which consists of the fair value of the credit derivative of €199 million against collateral of €211 million placed by RBS plc (2011 - €213 million against €221 million respectively).

Business review Risk and balance sheet management continued

Asset protection scheme continued
Covered assets
The table below provides a breakdown of assets covered under the Contracts.

	Residential mortgages €m	Consumer finance €m	Commercial real estate finance €m	Leveraged finance €m	Project finance €m	Structured finance €m	Loans €m	Bonds €m	Derivatives €m	Total €m
2012
Financial institutions	113	130	-	23	-	291	197	22	477	1,253
Manufacturing	-	-	-	168	-	-	141	20	53	382
Natural resources	-	-	-	-	30	-	24	-	22	76
Property	-	-	46	-	-	-	1	12	66	125
Retail and leisure	-	-	-	-	-	-	4	-	17	21
Services	-	-	-	68	-	-	84	4	46	202
TMT	-	-	-	-	-	-	59	-	3	62
Transport	-	-	-	-	-	-	36	-	227	263
Personal and SME	-	-	-	-	-	-	-	-	-	-
Total	113	130	46	259	30	291	546	58	911	2,384

2011
Financial institutions	136	151	-	110	-	355	1,293	26	581	2,652
Manufacturing	-	-	-	1,744	-	-	2,154	41	540	4,479
Natural resources	-	-	-	-	75	-	145	-	26	246
Property	-	-	105	-	-	-	116	-	141	362
Retail and leisure	-	-	-	227	-	-	474	-	-	701
Services	-	-	68	110	-	-	120	7	28	333
TMT	-	-	-	299	-	-	616	8	67	990
Transport	-	-	-	10	39	-	308	313	357	1,027
Personal and SME	-	-	36	-	-	-	35	14	8	93
Total	136	151	209	2,500	114	355	5,261	409	1,748	10,883

2010
Financial institutions	150	198	-	156	-	230	2,123	26	3,705	6,588
Manufacturing	-	-	-	318	-	-	3,890	56	459	4,723
Natural resources	-	-	-	-	58	-	447	-	15	520
Property	-	-	89	-	-	-	132	17	15	253
Retail and leisure	-	-	-	407	6	-	822	-	5	1,240
Services	-	-	77	635	-	-	369	15	181	1,277
TMT	-	-	-	317	-	-	1,327	7	30	1,681
Transport	-	-	-	32	38	-	431	313	214	1,028
Personal and SME	-	-	37	-	-	-	89	14	-	140
Total	150	198	203	1,865	102	230	9,630	448	4,624	17,450

Credit quality of credit risk assets
The table below analyses the credit quality of the credit risk assets by risk bands of covered assets.

Asset quality band	Probability of default range	2012 €m	2011 €m	2010 €m
AQ1	0% - 0.034%	123	702	851
AQ2	0.034% - 0.048%	407	1,303	977
AQ3	0.048% - 0.095%	39	232	1,518
AQ4	0.095% - 0.381%	92	1,247	1,607
AQ5	0.381% - 1.076%	520	2,214	3,058
AQ6	1.076% - 2.153%	37	575	1,064
AQ7	2.153% - 6.089%	298	2,342	1,169
AQ8	6.089% - 17.222%	29	77	236
AQ9	17.222% - 100%	83	165	4,029
AQ10	100%	756	2,026	2,941
Total		2,384	10,883	17,450

Corporate governance

103	Introduction
103	Corporate Governance in the Netherlands
103	Corporate Governance in the United States
103	Boards and Committees
103	The report of the Supervisory Board
106	Risk & Audit Committee
107	The report of the Managing Board
109	Risk & Control Committee
109	Asset & Liability Management Committee
109	Disclosure Committee
109	Power of Attorney Committee
109	Code of conduct
109	Sustainability
110	Relations with shareholders
110	Employees
111	The Dutch Banking Code
114	Management’s report on internal control over financial reporting

Corporate governance continued

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
As a result of the delisting in 2008, the Company is no longer required to adhere to Dutch Corporate Governance Code. RBSH Group ensures proper corporate governance by focusing on the Dutch Banking Code (Code Banken) which caters for specific corporate governance rules for banks. However as the Dutch Corporate Governance Code is of great standing within the Netherlands, RBSH Group adheres where possible.

The Dutch Banking Code (Code Banken)
The Code Banken came into force on 1 January 2010 and requires banks to either comply with the Code Banken or explain any deviation from it. The Code Banken is applicable to RBS N.V. as it has a banking license issued under the Dutch Financial Supervision Act. A further explanation on compliance with the Code Banken is provided on page 111 of this report.

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

RBSH Group’s report on internal control over financial reporting under Section 404 of the US Sarbanes-Oxley Act is included on page 114.

Approval of Annual Report
The Managing Board has approved the Annual Report in its meeting on 22 March 2013. The Supervisory Board has approved the Annual Report during its meeting on 27 March 2013. RBSH Group has proposed to its Shareholders that it adopts the 2012 financial statements, as included in this Annual Report, and discharge the Managing Board and Supervisory Board in respect of their management and supervision respectively.

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

Corporate governance continued

Boards and Committees: The report of the Supervisory Board continued
The Supervisory Board is an independent corporate body. Members of the Supervisory Board are appointed at the General Meeting of Shareholders. For each vacant seat the Supervisory Board nominates one or more candidates. Under the Dutch Corporate Governance Code, which is mandatory for listed companies, all members of the Supervisory Board must be independent with the exception of not more than one person. RBSH Group is not compliant with that standard. RBSH Group has four Supervisory Board members who can not be considered as independent within the scope of the Dutch Corporate Governance Code.

The Supervisory Board confirms that its current composition has the necessary experience, expertise and independence to ensure that its members are able to properly execute their duties. All appointments were made in accordance with the Supervisory Board profile resulting in the current composition of the board. The Supervisory Board is of the opinion that the addition of a female Supervisory Board member would be beneficial to its functioning and would then align with the RBSG Group policy on diversity and inclusion. The Supervisory Board will therefore commit to identifying and nominating a female candidate on the company’s Supervisory Board if a vacancy would arise.

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

Details of the Supervisory Board’s remuneration can be found on page 207.

The Chairman and Vice-Chairman of the Supervisory Board are appointed by the Supervisory Board from among its members. The Supervisory Board also appoints from its own members, the members of the Risk & Audit Committee. Currently, all members of the Supervisory Board are a member of the Risk & Audit committee.

Composition of the Supervisory Board
The members of the Supervisory Board, and their respective Supervisory Board committee membership, as at 27 March 2013 are as follow:

		Date of first appointment	Date for re-election
Bruce Van Saun (Chairman)	(55, American, m) RA*	1 April 2010	1 April 2014
Henk Rottinghuis	(57, Dutch, m) RA**	1 September 2010	1 September 2014
Christopher Campbell	(54, British, m) RA***	23 June 2011	23 June 2015
Ron Teerlink (Vice-Chairman)	(52, Dutch, m) RA*	1 April 2010	1 April 2014
Sietze Hepkema	(59, Dutch, m) RA**	1 September 2010	1 September 2014

RA   member of the Risk & Audit Committee.
*      as of 9 April 2010.
**     as of 2 November 2010.
***    as of 1 August 2011.
m     male

Corporate governance continued

Boards and Committees: The report of the Supervisory Board continued
Bruce Van Saun - Chairman of the Supervisory Board
Mr. Van Saun was appointed to the Supervisory Board on 1 April 2010. Appointed to the Board of RBSG in October 2009 as Group Finance Director, Mr. Van Saun has extensive leadership experience with 30 years in the financial services industry. From 1997 to 2008 he held a number of senior positions with Bank of New York and later Bank of New York Mellon, most recently as vice chairman and chief financial officer and before that he was responsible for Asset Management and Market Related businesses. Prior to that, he held senior positions with Deutsche Bank, Wasserstein, Perella Group and Kidder Peabody & Co. From late 2008 through joining RBSG Group he worked as an advisor to US private equity firms. He is currently a non-executive director of Direct Line Insurance Group plc, WorldPay (Ship Midco Limited) and Lloyd’s of London. He previously served on several corporate Boards in the US and has been active in numerous community organisations.

Christopher Campbell
Mr. Campbell was appointed as a member of the Supervisory Board on 23 June 2011. Mr. Campbell joined RBSG Group in August 2005 as Deputy General Counsel and Director, Group Legal and became Group General Counsel in May 2010. Prior to joining RBS, Mr. Campbell was a partner for 18 years in Scotland’s largest law firm, Dundas & Wilson, and was Managing Partner from 1996 until he joined RBSG Group in 2005. In his role as Group General Counsel, Mr. Campbell has overall responsibility for advising the RBSG Group Board and Executive Committee and for the provision of legal support to all of RBS’s businesses globally. His responsibilities also include RBSG Group Secretariat and Regulatory Affairs functions.

Ron Teerlink - Vice-Chairman of the Supervisory Board
Mr. Teerlink was appointed to the Supervisory Board on 1 April 2010.  In April 2008 Mr. Teerlink joined the RBSG Group as Chief Executive of Business Services, becoming RBSG Group Chief Administrative Officer in February 2009. At the same time he was re-appointed to the Managing Board of ABN AMRO to oversee the integration programme. Mr. Teerlink started his career with ABN Bank in 1986 as an IT/Systems analyst and held various functional positions before becoming Chief Operating Officer of the Wholesale Clients Business in 2002. He was appointed Chief Executive Officer of Group Shared Services in 2004 and joined ABN AMRO's Managing Board in January 2006, where he was responsible for Services and Market Infrastructure.  Mr. Teerlink holds a Masters degree in Economics from Amsterdam's Vrije Universiteit.

Henk Rottinghuis
Mr. Rottinghuis was appointed to the Supervisory Board on 1 September 2010. Mr. Rottinghuis has been a Member of the Executive Board of Pon Holdings B.V. since 1999 and was appointed CEO in 2001, a position he held for nearly ten years. Before joining the Board, he worked as the Managing Director of Pon's Automobielhandel, the importer of Volkswagen, Audi and Porsche in The Netherlands and Poland, and was responsible for all import activities in the automotive arm of Pon Holdings. Mr. Rottinghuis started his career in 1982 at the Royal Nedlloyd Group, a shipping and transport group, where he held various management positions for a period of ten years. He holds a Master of Laws from the Rijksuniversiteit Groningen, and has followed an executive programme at Harvard Business School. He holds several Board positions with larger family companies. He is Chairman of the Supervisory Board of Stork Technical Services.

Sietze Hepkema
Mr. Hepkema was appointed as a member of the Supervisory Board on 1 September 2010. Mr Hepkema currently is a member of the Management Board (RvB) of SBM Offshore N.V. He is responsible for compliance, governance, legal and insurance. Until 2012 Mr. Hepkema was a corporate and M&A lawyer at Allen & Overy LLP. He was Senior Partner of the Amsterdam office from 1999 to 2009 and a member of the firm’s Board from 2000 to 2010. Before joining Allen & Overy, Mr. Hepkema was Partner at Loeff Claeys Verbeke for 12 years, where he was appointed to the Managing Board in 1989. Between 1981 and 1987 he worked at Graham & James in San Francisco and Singapore. He holds a Master of Laws from the Erasmus University Rotterdam and an LLM from Harvard Law School.

Activities of the Supervisory Board
The Supervisory Board met on sixteen occasions during 2012. The meetings took place in person, via conference call by telephone and on a few occasions the members were also asked to give their approval on a few matters via email procedure.

The assessment of the functioning of the Managing Board members and Supervisory Board, their members and the committee of the Supervisory Board has taken place in the first quarter of 2013.

The Chairman of the Supervisory Board and the Company Secretary prepared the agenda for the meetings of the Supervisory Board in close co-operation with the Chairman of the Managing Board.

The Supervisory Board reviewed and adopted the full year 2011 results at its meeting on 22 March 2012 and reviewed and adopted the half-year financial report 2012 on 30 August 2012. The Board reviewed in these meetings regulatory, control and audit issues, including Sarbanes-Oxley Act 404 compliance.

During the second and third quarter of 2012, the Supervisory Board received regular updates on the proposed transfers of assets and liabilities to RBS plc. During the second quarter, the Dutch scheme, as part of the proposed transfers, was approved. The financial performance of RBSH Group was extensively discussed during a number of Supervisory Board meetings, which were attended by a number of Managing Board members who gave an explanation of the results. Also, relevant members discussed findings of internal and external auditors.

On five occasions in 2012, the meeting of the Supervisory Board was preceded by a meeting of the Risk & Audit Committee, which advised the Supervisory Board, amongst others, on the adoption of the financial results. Comprehensive information provided by the Managing Board and reviewed by the Risk & Audit Committee gave the Supervisory Board a clear picture of RBSH Group’s risks, results, capital and liquidity position. The Risk & Audit committee continued to report their deliberations and findings to the Supervisory Board for further discussion and, where appropriate, decision.

Corporate governance continued

Boards and Committees: The report of the Supervisory Board continued
The strategy of RBSH Group was determined in conjunction with the divisional strategy of RBSG Group and was adopted by the Supervisory Board during its meeting on 9 April 2010 and further updated in their meeting of 8 April 2011.

The Shareholder reappointed Deloitte Accountants B.V. as the external auditors of RBS Holdings N.V. for the 2012 financial year.

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

Bruce Van Saun
Chairman of the Supervisory Board

Risk & Audit Committee
The members of the Risk & Audit Committee are appointed by the Supervisory Board from its own members. The Committee derives its authority from the Supervisory Board, the RBSG Group Board Risk Committee and the RBSG Group Audit Committee. Its Terms of Reference are set out in annex C of the Rules Governing the Supervisory Board’s Principles and Best Practices, which are published on www.rbs.nl. In line with good corporate governance, the Terms of Reference governing the Risk & Audit Committee have been reviewed to ensure that objectives are, where possible, fully aligned and consistent with the Terms of Reference of both the RBSG Group Audit Committee and the RBSG Group Board Risk Committee and adequate and appropriate oversight and escalation mechanisms are implemented. Also, the Terms of Reference have been reviewed and adjusted in light of the requirements as stated in the Code Banken.

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

Composition of the Risk & Audit Committee
In 2012, the Risk & Audit Committee was chaired by Bruce Van Saun. Other members included Christopher Campbell, Ron Teerlink, Sietze Hepkema and Henk Rottinghuis.

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

Activities of the Risk & Audit Committee
The Risk & Audit Committee convened five times during the course of 2012. All of the meetings were scheduled meetings. The Risk & Audit Committee reviewed, discussed and advised the Supervisory Board with regard to the interim financial statements, the Annual Report, the external auditor’s report, the external auditor’s management letter including the Managing Board’s related comments, the evaluation of the design and operating effectiveness of the internal risk management and control systems, the Capital Adequacy Framework and the application of the US Sarbanes-Oxley Act, in particular as to RBSH Group’s compliance with the requirements of Section 404 of this Act. Deloitte Accountants B.V. (Deloitte) reported on its independence to the Risk & Audit Committee. None of these processes have identified findings that call into question the independence of Deloitte.

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

The Risk & Audit Committee, in the presence of senior representatives from Risk Management, also reviewed and discussed RBSH Group’s overall risk profile, the quality of the loan portfolio and RBSH Group’s large exposures and provisioning for loan losses. In addition, the Committee reviewed various risk reports, produced both internally and by third parties. The Risk & Audit Committee reviewed, discussed and approved the 2012 Audit Plan prepared by RBSG Group Internal Audit, as well as staff matters including training and recruitment. In addition, the Risk & Audit Committee discussed the operational and internal control aspects covered by RBSG Group Internal Audit in its audit reviews presented to the committee.

Corporate governance continued

Boards and Committees continued
The report of the Managing Board
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

The Chairman of the Managing Board leads the Managing Board in its overall management of RBSH Group to achieve its performance goals and ambitions. The Chairman of the Managing Board is the main point of liaison with the Supervisory Board. The Chief Financial Officer is responsible for the financial affairs of RBSH Group, and the Chief Risk Officer is responsible for RBSH Group’s risk management and operational risk control. Alongside their overall corporate responsibilities, the members of the Managing Board are responsible for the management of the divisions and control and support functions. The Managing Board has delegated certain tasks to a number of Managing Board committees which are described on page 109 of this report.

The members of the Managing Board as at 27 March 2013 are as follow:

		Date of first appointment	Date for re-election
Jan de Ruiter (Chairman)	(51, Dutch, m)	1 April 2010	1 April 2014
Pieter van der Harst	(53, Dutch, m)	27 July 2010	27 July 2014
Jeroen Kremers (Vice-Chairman)	(54, Dutch, m)	1 July 2009	1 July 2013
Michael Geslak	(49, American, m)	1 April 2010	1 April 2014
Richard Hemsley	(48, British, m)	13 October 2011	13 October 2015

See page 104 for notes to this table.

Corporate governance continued

Boards and Committees: The report of the Managing Board continued
Jan de Ruiter
Chairman Managing Board and Head of Markets RBS N.V. – RBSG Group Netherlands Country Executive
Mr. de Ruiter started his career at the Dutch Credit Insurance (NCM) in 1984 and moved to ABN Bank in 1987. During his 21 years with ABN AMRO, he held various positions in the wholesale division of the bank. From 1987 until 1993 he was a team member of the Institutional Equity Sales team in Amsterdam and from 1993 until 1998 Head of the European Equity sales team, based in London. In 1998 he became the Head of Equity Capital Markets for the Netherlands (Managing Director ABN AMRO Rothschild). Mr. de Ruiter was appointed Corporate Managing Director of ABN AMRO in 2000. In 2003 he became one of the two joint CEO’s of ABN AMRO Rothschild. In 2004 he also became responsible for the global Merger & Acquisitions franchise of ABN AMRO. He held both positions until the end of 2007. At the beginning of 2008, following the successful consortium bid for ABN AMRO, he became the country executive of RBS N.V. in the Netherlands. Mr. de Ruiter graduated from the HEAO in Utrecht in 1983 (Economics/Law) and also holds an MBA degree from Webster University.

Jeroen Kremers
Chief Risk Officer and Vice Chairman Managing Board, RBS N.V. – RBSG Group Head of Global Country Risk
Mr. Kremers has been Head of Global Country Risk at the Royal Bank of Scotland Group since March 2009, and joined the ABN AMRO Managing Board as of 1 July 2009. He began his career in 1986 as an Economist for the International Monetary Fund in Washington DC. In 1989 he became Senior Economist at the Netherlands Ministry of Finance, and in 1992, Deputy Director for Financial and Economic Policy. He then moved to become Director for Financial Markets in 1997 and in addition was appointed Deputy Treasurer General. He also was a Professor of Economics at Erasmus University Rotterdam from 1991 until 2003. In 2003, Mr. Kremers left the Ministry and was elected Executive Director of the International Monetary Fund, representing a constituency of 13 European countries. He remained there until 2007, when he moved to ABN AMRO to become Head of Group Public Affairs. He left ABN AMRO in 2008 and in 2009 moved to RBS. He earned a DPhil at Nuffield College Oxford in 1985, following degrees in Quantitative Economics at Bristol University and in Econometrics at Tilburg University. Mr. Kremers is a member of the Senior Advisory Board of Oliver Wyman Financial Services as well as of the Supervisory Board of Maastricht University and of N.V. Nederlandse Spoorwegen.

Pieter van der Harst
Chief Financial Officer, RBS N.V. - RBSG Group Netherlands Chief Financial Officer
Mr. van der Harst obtained a Degree in Economics in 1985 at the Erasmus University in Rotterdam. He started his career at the Dutch subsidiary of Banque Indosuez, where, after several functions in risk management and operations, he became Director of Financial Markets in 1993.

After the sale of this entity to Dutch savings bank SNS Bank in 1997, he served as Managing Director of SNS Financial Markets, leading the treasury, funding and trading activities of the bank. Mr van der Harst joined ABN AMRO in 2000 as Finance Director at Bouwfonds, a subsidiary active in residential mortgages and real estate development, finance and asset management. Following the sale of Bouwfonds in 2006, he joined ABN AMRO’s corporate development team. From June 2007 to September 2007 he was acting CFO at ABN AMRO Asset Management. From September 2007 through May 2008 he served as CFO for ABN AMRO’s business unit North America. From June 2008 to the legal separation date of 1 April 2010, he fulfilled the role of RBSG Groups' share of RBS Holdings N.V.'s CFO in addition to his role of CFO for RBSG Group in the Netherlands. Currently, he continues to serve as CFO for RBSH Group.

Michael Geslak
Chief Administrative Officer – RBS N.V.
Mr. Geslak joined ABN AMRO in New York in 1988 as an accountant, in 1992 he formed the Market Risk function in New York, and after moving to Chicago in 1993 became Head of Market Risk for North America. In 1995 he became Head of Investment Banking Operations and Product Control in Chicago, which was later expanded to cover all Investment Banking Operations for North America. In 2000 he was promoted to Chief Administrative Officer for Wholesale Banking in the Americas.

Mr. Geslak then moved to London as Global Chief Information Officer for ABN AMRO Wholesale Banking and managed the provision of all technology to the Global Markets and Global Transaction Services businesses. In 2006 he became Head of Services for Global Markets and EMEA. From 2009 to 2012 he became the RBSG Group COO for EMEA. His current roles are CAO and Managing Board member for RBS N.V. and Business Services Business Partner for Non-Core and APS.

In addition to these responsibilities, for the past two years Mr. Geslak has been leading the programme to de-risk RBS N.V. by transferring businesses to RBS plc.

Richard Hemsley
Head of International Banking, RBS N.V. - RBSG Group Chief Logistics Officer for International Banking
Mr. Hemsley is Chief Logistics Officer for International Banking having previously been Chief Operating Officer for Global Transaction Services, a role which he took up in January 2011. Amongst Mr. Hemsley’s responsibilities are to ensure Operations and Technology infrastructures are optimised and best practices are shared with Markets. He also co-ordinates with RBSG Group’s Business Services Division to enhance efficiency front-to-back connectivity, drive efficiency, tackle cost base and improve operational risk management.

Corporate governance continued

Boards and Committees: The report of the Managing Board continued
Mr. Hemsley joined RBSG Group (with NatWest) in 1983 holding a wide variety of roles in Retail Banking, Corporate Banking and Head Office functions. In 2000 he became Head of Lending Operations, Group Manufacturing, in 2004 he was appointed to Director, Group Security & Fraud and following on from this in 2005 his career progressed to MD, Manufacturing Operations with key responsibilities for customer service improvement whilst delivering a 30% improvement in productivity.

A Fellow of the Chartered Institute of Bankers in Scotland, Mr. Hemsley has also completed the Advanced Management Programme at Harvard Business School.

Information, induction and professional development
As part of the Code Banken, both the Managing Board and the Supervisory Board participate in a programme of Life Long Learning. The programme consists of a modular approach, addressing matters that are mentioned in the Code Banken, including relevant developments in the financial sector in general and the banking sector in specific, corporate governance in general the duty of care towards clients, integrity, risk management, financial reporting and audits.Subject matter experts are invited, both from within RBSH Group and from outside RBSH Group, to deliver education modules on the above mentioned matters.

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

Power of Attorney Committee
The PoA Committee has the authority to appoint holders of a Senior or a Divisional Power of Attorney (in relation to Markets, International Banking, Business Services, Global Restructuring Group and Non-Core Division) on behalf of RBS N.V.

Code of conduct
The code of conduct applies to everyone who works for RBS. It promotes honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships. RBSH Group recognises that personal conduct, business integrity and RBSH Group’s security are crucial, and the code of conduct serves to inform those who work for us of RBSH Group’s expectations of their behaviour and practices.

The code of conduct is available on RBSG Group’s website www.rbs.com

Sustainability
Sustainability is central to the way RBSH Group is managed. Sustainability is not just about the many responsibilities and obligations that RBSH Group has in a legal sense, but about specific issues that need to be addressed to ensure that RBSH Group is a business operating on a sustainable basis. There is a clear governance structure for RBSG Group Sustainability that oversees and aligns RBSG Group's approach to the range of ethical, social and environmental issues which confront the business on a daily basis.

RBSG Group continues to do significant work and address challenges across five key themes: Fair banking, Supporting enterprise, Employee engagement, Safety and security and Citizenship and environmental sustainability.

RBSG Group Sustainability Committee
The RBSG Group Sustainability Committee comprises of independent non-executive directors and is chaired by the Senior Independent Director.

During 2012, the Group Sustainability Committee focused on reviewing the Group’s overall sustainability strategy, values and policies and aligning the Group’s approach to ethical, social and environmental issues. The role, responsibilities and membership of the Committee were reviewed at the end of 2012 as part of the Group’s Purpose, Vision and Values programme. In 2013, the Committee’s scope will widen to include:-

•	sustainability and reputational issues related to customer and citizenship activities;

•	oversight of the delivery of the Purpose, Vision and Values cultural and behavioural change; and

•	oversight of the sustainability aspects of the people agenda.

In addition, the Committee will be responsible for overseeing and challenging how management is addressing sustainability and reputation issues relating to all stakeholder groups, except where such issues have already been dealt with by other Board Committees.

Corporate governance continued

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

Employees
As at 31 December 2012, RBSH Group employed over 11.3 thousand employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the accounts.

Employee learning and development
RBSH Group maintains a strong commitment to providing all its employees with the opportunity to grow through learning and development, which in turn helps to achieve business objectives and drive excellent customer service. This helps our employees deliver the best service to our customers whilst working towards a recognised professional standard. Employee volunteering schemes make it easy for individuals and teams to give something back to their communities and make a real difference.

Employee communication
Employee engagement is encouraged through a range of communication channels, at both divisional and Group level. These channels provide access to news and information in a number of ways, including the intranet, magazines, video, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The Managing Board and other senior RBSH Group executives regularly communicate with, and encourage feedback from, employees across a range of channels.

Employee feedback
Every year since 1999, through the Your Feedback survey, employees in all our businesses have shared their thoughts about what it’s like working for RBS. These insights inform what RBSH Group needs to do to improve the way it works, whether it’s a local issue or something that affects everyone.

Apart from an opportunity to listen to employees, the survey also enables RBSH Group to monitor levels of employee satisfaction and engagement and how these compare with other companies.

Employee consultation
RBSH Group recognises employee representative organisations such as trade unions and work councils in a number of businesses and countries.

RBSG Group has a European Employee Council that provides elected representatives with an opportunity to understand better RBSG Group’s European operations.

Diversity and inclusion
During 2012, RBSG Group executive renewed its commitment to making workplace policies, processes and experiences inclusive for staff, customers and stakeholders; in support of this, RBSG Group HR has set Equality, Diversity & Inclusion within its top priorities for 2013.

Inclusion is built into the recruitment process, positive action programmes developing talent, flexible working policies and support for dependent care,  ill-health and disability-related absence. RBSG Group continues to support disabled people ensuring they have equal opportunities to recruitment, employment, promotion and training.

RBSG Group also supports employee led networks such as Focused Women and Rainbow who provide personal and career development opportunities through networking and training events.

This commitment to inclusion extends to supporting and participating in positive action programmes outside of RBSG Group aimed at cultivating future leaders including, ‘An Inspirational Journey’, the FTSE-100 cross-company mentoring and Glass Ladder programmes. RBSG Group continues to maintain its involvement with external charitable networks and events such as Manchester Pride.

This approach to inclusion extends to the marketplace with the RBSG Group Women in Business Specialists supporting and guiding more and more women to take the step of starting their own business.

Further details on the Board diversity policy can be found at www.rbs.com.

This year RBSG Group has been recognised for its work on Equality, Diversity and Inclusion by retaining our Gold standard ranking from Opportunity Now (gender), achieving Silver for Race for Opportunity (Race), attaining the Top Employers award for employee engagement from workingmums.co.uk as well as securing a position in the Working families Top 10.

Corporate governance continued

Employees continued
Safety, health and wellbeing
Ensuring the safety, health and wellbeing of employees and customers is an important responsibility for RBSH Group.

RBSH Group is committed to ensuring legal compliance and managing health and safety risks. During 2012, increased focus on leadership, governance and the effectiveness of controls delivered improvements in health and safety performance.

A wide range of health benefits and services are in place to help employees maintain good physical and psychological health, and support them if they do become unwell. A number of these services have been enhanced and promoted in response to the impact of the economic environment. For example, this year we launched an online toolkit which provides easy access to a range of resources, provided through our Employee Assistance Programme, to help employees deal with stress, build resilience and manage personal finances.

Pre-employment screening
RBSH Group has a comprehensive pre-employment screening process to guard against possible infiltration and employee-related fraud for all direct and non-direct staff engaged on Group business.

The Dutch Banking Code (Code Banken)
Introduction
The Code Banken was drawn up by the Netherlands Bankers' Association (NVB) in response to the report entitled 'Restoring Trust' (Naar herstel van vertrouwen), which was published by the Advisory Committee on the Future of Banks (Adviescommissie Toekomst Banken) on 7 April 2009. The recommendations of the Advisory Committee’s report have been used as the basis for this Code Banken. The Code Banken is mandatory for RBSH Group as stated in Book 2 of the Civil Code as from 1 January 2010.

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

Supervisory Board
The required expertise and experience are well embedded in the Supervisory Board providing for an independent board with a diverse composition. The board consists of executives of RBSG Group with broad banking experience, and external members with extensive legal (corporate governance) and international business experience. A clearly defined process for the engagement and recruitment of a Supervisory Board member has been established. If a vacancy for a new member exists, a new member is sought based on an established supervisory board profile to ensure that the knowledge and expertise obtained when filling the vacancy is fully complementing the composition of the board.

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

A programme covering aspects as stated in the Code Banken is ongoing to accommodate for life long learning of Supervisory Board members and such programme is assessed on an annual basis.

Corporate governance continued

The Dutch Banking Code (Code Banken): Compliance with the Code Banken continued
Furthermore the functioning of the Supervisory Board, including its life long learning programme, has been assessed by an independent party in 2012. Their conclusion was that the Supervisory Board members discharge their roles and responsibilities in a satisfying way. The independent assessment is in accordance with the Code Banken which requires such independent assessment at least once every three years.

Managing Board
The composition of the Managing Board of RBSH Group ensures that all business areas and all control and support functions are well represented in the board. The board comprises a Chairman, also responsible for Markets, a Chief Risk Officer (CRO), a Chief Financial Officer (CFO), a Chief Administrative Officer (CAO) and a member responsible for International Banking. To further clarify the specifics of each role on the board and to ensure adherence to agreements made on procedure and governance, a set of rules governing the Managing Board’s principles and best practices has been agreed.

A programme covering aspects as stated in the Code Banken is ongoing to accommodate for life long learning of Managing Board members and such programme has been assessed on an annual basis.

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

To ensure the function’s independence, the Head of RBSH Group Internal Audit reports into the Chairman of the Managing Board and the Chairman of the Risk & Audit Committee. RBSH Group Internal Audit also reports its opinion and findings on the quality of the control framework, the system of governance and the risk management of the bank to the Risk & Audit Committee on a bi-annual basis and provides the Risk & Audit Committee with their audit review in the remaining quarters of the year. RBSH Group Internal Audit furthermore presents their annual audit plan to the Risk & Audit committee. The Managing Board shall ensure that a systemic audit is conducted of the risks managed in relation to the business activities of the bank.

The external auditors are invited to share their findings and opinion concerning the quality and effectiveness of the system of governance, risk management and the banks’ control procedures with the Risk & Audit committee on a quarterly basis. The external auditors present the annual audit plan to the Risk & Audit committee and both RBSH Group Internal Audit and the external auditors take part in a tri-partite meeting with DNB to share their audit plans, analysis and findings at least once per annum. There is a clear escalation process by which the external auditors can raise, with management, any significant concerns.

Corporate governance continued

The Dutch Banking Code (Code Banken): Compliance with the Code Banken continued
Remuneration Policy
The remuneration policy for RBSG Group, which is also applicable to RBSH Group supports the RBSG Group's business strategy and is designed to:

•	attract, retain, motivate and reward high calibre employees to deliver superior long-term business performance; and

•	ensure that RBSH Group's metrics, reward structures and governance processes as a whole provide coverage of the key risks in an appropriate way.

The Supervisory Board is responsible for the implementation and evaluation of the remuneration policy adopted.

All members of the Managing Board are remunerated through RBS plc as per September 2012. The full year remuneration of the Managing Board members in office as at 31 December 2012, who were previously remunerated through RBS N.V., continues to comply with the Code Banken.

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

Summary Code Banken
All of the principles in the Code Banken are adhered to by RBSH Group, except for one item. This is the requirement (under 6.3.4) for shares granted to Managing Board members without financial consideration to be retained for at least five years or to the end of employment, whichever is sooner. Shares are released after a period of three years, which follows the RBSG Group remuneration policy. There is no penalty, financial or otherwise, associated with RBSH Group’s non-compliance with Section 6.3.4 of the Code Banken. The Code Banken has a ‘comply’ or ‘explain’ requirement. If a bank is (partially) not compliant, the bank will have to explain the reason for non-compliance in its Annual Report. Sanctions or penalties are not part of the Code Banken. Compliance with the Code Banken is monitored annually by an independent monitoring committee, appointed by the NVB in close consultation with the Minister of Finance.

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

RBSG Group also provides long-term incentives which are designed to link reward with the long-term success of RBSH Group and recognise the responsibility participants have in driving its future success and delivering value for shareholders. Long-term incentive awards are structured as performance-vesting shares. For the most senior roles, vesting will be based partly on divisional or functional performance and partly on performance across RBSG Group.

For details of remuneration of the Managing Board and Supervisory Board see note 34 to the Financial Statements.

Note from the Supervisory Board on the Code Banken
The Supervisory Board works alongside RBSG Group Remuneration Committee to ensure the implementation of a restrained and long-term remuneration policy which is aligned with the organisation's strategy and risk appetite, whilst also catering for an evermore globalizing industry. The Supervisory Board extensively discussed remuneration at a number of its meetings, highlighting the focus that this topic continues to receive in the organisation.

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

Management assessed the effectiveness of RBSH Group’s internal control over financial reporting as of 31 December 2012 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in 'Internal Control – Integrated Framework'.

Based on its assessment, management believes that, as of 31 December 2012, RBSH Group’s internal control over financial reporting is effective.

Disclosure controls and procedures
Management, including our Chairman of the Managing Board and our Chief Financial Officer, conducted an evaluation of the effectiveness and design of the disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)). Based on this evaluation, our  Chairman of the Managing Board and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

Jan de Ruiter
Chairman of the Managing Board

Pieter Van der Harst
Chief Financial Officer

Amsterdam, 27 March 2013

Financial statements

116	Consolidated income statement
117	Consolidated statement of comprehensive income
118	Consolidated balance sheet
119	Consolidated statement of changes in equity
120	Consolidated cash flow statement
121	Accounting policies
133	Notes on the consolidated accounts
	1	Net interest income	133
	2	Non-interest income	133
	3	Operating expenses	134
	4	Pensions	135
	5	Auditor’s remuneration	137
	6	Tax	138
	7	Dividends	138
	8	Financial instruments - classification	139
	9	Financial instruments - valuation	142
	10	Financial instruments - maturity analysis	156
	11	Financial assets - impairments	159
	12	Derivatives	160
	13	Debt securities	162
	14	Equity shares	163
	15	Major subsidiaries and participating interests	164
	16	Intangible assets	165
	17	Property, plant and equipment	166
	18	Prepayments, accrued income and other assets	167
	19	Discontinued operations and assets and liabilities of disposal groups	167
	20	Settlement balances and short positions	169
	21	Accruals, deferred income and other liabilities	169
	22	Deferred taxation	170
	23	Subordinated liabilities	171
	24	Share capital	173
	25	Reserves	173
	26	Securitisations and asset transfers	174
	27	Capital resources	175
	28	Memorandum items	176
	29	Changes in operating assets and liabilities	180
	30	Interest received and paid	180
	31	Analysis of cash and cash equivalents	180
	32	Segmental analysis	181
	33	Risk and balance sheet management	184
	34	Remuneration of the Managing Board and Supervisory Board of RBS Holdings N.V.	207
	35	Related parties	208
	36	Post balance sheet events	209
	37	Supplemental condensed consolidating financial information	210

Consolidated income statement for the year ended 31 December 2012

	Note	2012 €m	2011 €m(1)	2010 €m(1)
Interest receivable		1,628	2,352	3,061
Interest payable		(1,023)	(1,664)	(1,634)
Net interest income	1	605	688	1,427
Fees and commissions receivable		469	1,039	1,152
Fees and commissions payable		(198)	(367)	214
Income/(loss) from trading activities		49	646	1,131
Other operating (loss)/income		(217)	2,000	(34)
Non-interest income/(loss)	2	103	3,318	2,463
Total income		708	4,006	3,890
Staff costs		(741)	(1,210)	(1,776)
Premises and equipment		(186)	(451)	(540)
Other administrative expenses		(550)	(598)	(883)
Depreciation and amortisation		(49)	(139)	(179)
Write-down of goodwill and other intangible assets		(4)	(29)	(2)
Operating expenses	3	(1,530)	(2,427)	(3,380)
(Loss)/profit before impairment losses		(822)	1,579	510
Impairment losses	11	(65)	(1,765)	(67)
Operating (loss)/profit before tax		(887)	(186)	443
Tax (charge)/credit	6	(129)	(449)	(310)
(Loss)/profit from continuing operations		(1,016)	(635)	133
Profit/(loss) from discontinued operations, net of tax	19	17	40	985
(Loss)/profit for the year		(999)	(595)	1,118

(Loss)/profit attributable to:
Non-controlling interests		-	-	(2)
Controlling interests		(999)	(595)	1,120
		(999)	(595)	1,118

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

The accompanying notes on pages 133 to 215 and the accounting policies on pages 121 to 132 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2012

	Note	2012 €m	2011 €m(1)	2010 €m(1)
(Loss)/profit for the year		(999)	(595)	1,118
Other comprehensive income
Available-for-sale financial assets		448	274	(2,105)
Cash flow hedges		22	9	1,393
Currency translation		(192)	(473)	103
Other comprehensive income(loss) before tax		278	(190)	(609)
Tax (charge)/credit		(3)	(776)	199
Other comprehensive loss after tax		275	(966)	(410)
Total comprehensive (loss)/income for the year		(724)	(1,561)	708

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests		-	(3)	(4)
Controlling interests		(724)	(1,558)	712
		(724)	(1,561)	708

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

The accompanying notes on pages 133 to 215 and the accounting policies on pages 121 to 132 form an integral part of these financial statements.

Consolidated balance sheet as at 31 December 2012

	Note	2012 €m	2011(1) €m	2010(1) €m
Assets
Cash and balances at central banks	8	2,294	12,609	8,323
Loans and advances to banks	8	15,155	27,053	26,705
Loans and advances to customers	8	6,380	29,578	44,496
Debt securities	13	22,655	39,645	52,260
Equity shares	14	1,127	3,093	22,634
Settlement balances	8	31	2,608	3,573
Derivatives	12	7,555	19,138	28,272
Intangible assets	16	49	115	199
Property, plant and equipment	17	15	152	283
Deferred tax	22	420	444	5,440
Prepayments, accrued income and other assets	18	1,469	5,646	5,912
Assets of disposal groups	19	13,804	6,695	2,360
Total assets		70,954	146,776	200,457

Liabilities
Deposits by banks	8	34,465	46,520	31,985
Customer accounts	8	2,638	39,601	54,905
Debt securities in issue	8	2,602	17,714	53,411
Settlement balances and short positions	20	107	3,409	5,202
Derivatives	12	9,644	19,868	35,673
Accruals, deferred income and other liabilities	21	1,782	3,835	5,213
Retirement benefit liabilities	4	-	60	75
Deferred tax	22	40	201	260
Subordinated liabilities	23	6,851	6,859	6,894
Liabilities of disposal groups	19	11,026	5,293	1,857
Total liabilities		69,155	143,360	195,475

Non-controlling interests		-	21	24
Controlling interests		1,799	3,395	4,958
Total equity		1,799	3,416	4,982

Total liabilities and equity		70,954	146,776	200,457

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

The accompanying notes on pages 133 to 215 and the accounting policies on pages 121 to 132 form an integral part of these financial statements.

Consolidated statement of changes in equity for the year ended 31 December 2012

	Note	2012 €m	2011(1) €m	2010(1) €m
Called-up share capital
At 1 January		1,852	1,852	1,852
Transfer to share premium	24	(1,852)	-	-
At 31 December	24	0	1,852	1,852
Share premium account
At 1 January		2,187	2,187	11,943
Transfer from share capital	24	1,852	-	-
Transfer resulting from Dutch Scheme	25	(868)	-	-
Share premium (decrease)/increase		-	-	915
Dividends distributed to the controlling interests	7	-	-	(10,671)
At 31 December		3,171	2,187	2,187
Available-for-sale reserve
At 1 January		(2,918)	(2,419)	(840)
Unrealised gains/(losses) in the year		420	(1,155)	(1,827)
Realised losses/(gains) in the year		28	1,429	(278)
Tax		(3)	(773)	526
At 31 December		(2,473)	(2,918)	(2,419)
Cash flow hedging reserve
At 1 January		(22)	(28)	(1,071)
Amount recognised in equity during the year		-	9	1,393
Amount transferred from equity to earnings in the year		22	-	-
Tax		-	(3)	(350)
At 31 December		-	(22)	(28)
Foreign exchange reserve
At 1 January		(43)	427	299
(Losses)/gains arising during the year		(25)	(67)	151
Reclassification of foreign currency (gains)/losses included in the income statement (2)		(167)	(403)	(46)
Tax		-	-	23
At 31 December		(235)	(43)	427
Retained earnings
At 1 January		2,339	2,939	6,697
Profit/(loss) attributable to controlling interests
-continuing operations		(1,016)	(635)	135
-discontinuing operations		17	40	985
Dividends distributed to controlling interests	7	-	-	(4,863)
Other changes		(4)	(5)	(15)
At 31 December		1,336	2,339	2,939
Equity attributable to controlling interests		1,799	3,395	4,958
Non-controlling interests
At 1 January		21	24	36
Comprehensive (loss)/income in the year		-	(3)	(2)
Recycled to profit or loss on disposal of business		(21)	-	-
Dividends distributed to non-controlling interests		-	-	(10)
At 31 December		0	21	24
Total equity at 31 December		1,799	3,416	4,982

The accompanying notes on pages 133 to 215 and the accounting policies on pages 121 to 132 form an integral part of these financial statements.

Notes:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.
(2)	2012 includes €174 million relating to gains recycled to profit and loss due to transfers to RBS plc during 2012 (2011 - €404 million).

Consolidated cash flow statement for the year ended 31 December 2012

	Note	2012 €m	2011 €m(1)	2010 €m(1)
Operating activities
Operating (loss)/profit before tax from continuing operations		(887)	(186)	443
Operating profit/(loss) before tax from discontinued operations		28	53	1,080
Adjustments for:
Depreciation and amortisation		49	139	179
Write-down of goodwill and other intangible assets		4	29	2
Interest on subordinated liabilities		232	230	12
Charge for pension schemes		(30)	4	145
Non-cash items on discontinued activities		-	-	130
Elimination of foreign exchange differences		(30)	476	(105)
Impairment losses on debt securities		48	1,463	(179)
Other non-cash items		(1,366)	256	(75)
Net cash inflow/(outflow) from operating activities		(1,952)	2,464	1,632
Changes in operating assets and liabilities	29	(15,176)	(11,547)	(40,412)
Net cash flows from operating activities before tax		(17,128)	(9,083)	(38,780)
Income taxes paid		(196)	(65)	(76)
Net cash flows from operating activities		(17,324)	(9,148)	(38,856)

Investing activities
Sale and maturity of securities		12,946	58,845	75,761
Purchase of securities		(2,360)	(49,319)	(62,689)
Disposal of subsidiaries/businesses (2)		(10,188)	(117)	539
Sale of property, plant and equipment		233	74	84
Purchase of property, plant and equipment		(36)	(107)	(154)
Net investment in business interests and intangible assets		59	(27)	(122)
Transfer out of discontinued operations		-	-	(5,064)
Net cash flows from investing activities		654	9,349	8,355

Financing activities
Share premium increase		-	-	915
Issue of subordinated liabilities		-	-	-
Repayment/settlement of subordinated liabilities		(85)	(79)	(810)
Issuance of other long term funding		-	-	278
Repayment and repurchase of other long term funding		-	-	(60)
Dividends paid		-	-	(15)
Interest on subordinated liabilities		(240)	(261)	(151)
Other		(21)	-	(5)
Net cash flows from financing activities		(346)	(340)	152
Effects of exchange rate changes on cash and cash equivalents		2	125	218
Net increase/(decrease) in cash and cash equivalents		(17,014)	(14)	(30,131)
Cash and cash equivalents at 1 January		27,044	27,058	57,189
Cash and cash equivalents at 31 December	31	10,030	27,044	27,058

Note:
(1)	Restated to reflect change in accounting policy for cash and cash equivalents, refer to page 121 - Accounting Policy 2 for details.
(2)	Relates to the transfer of subsidiaries and businesses to RBSG and RBS plc during the year.

The accompanying notes on pages 133 to 215 and the accounting policies on pages 121 to 132 form an integral part of these financial statements.

Accounting policies

1. Corporate information
RBS Holdings N.V. (the Company) is a public limited liability company, incorporated under Dutch law on 30 May 1990 and registered at Gustav Mahlerlaan 350, 1082 ME Amsterdam, the Netherlands. RBSH Group is an international banking group offering a wide range of banking products and financial services on a global basis.

In 2007, RFS Holdings, which was jointly owned by RBSG, Fortis (succeeded by the Dutch State in 2008) and Santander (together, the 'Consortium Members') completed the acquisition of RBS Holdings.

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

The consolidated financial statements of RBSH Group for the year ended 31 December 2012 incorporate financial information of RBS Holdings, its controlled entities and interests in associates and joint ventures. The consolidated financial statements were signed and authorised for issue by the Managing Board on 27 March 2013 and Supervisory Board on 27 March 2013. The right to request an amendment of the financial statements is embedded in the Netherlands Civil Code. Interested parties have the right to ask the Enterprise Chamber of the Amsterdam Court of Appeal for a revision of the financial statements.

2. Presentation of accounts
The Managing Board, having made such enquiries as they considered appropriate, including a review of RBSH Group’s forecasts, projections and other relevant evidence regarding the continuing availability of sufficient resources from the RBSG Group, have prepared the financial statements on a going concern basis. They considered the preliminary announcement of the annual results of The Royal Bank of Scotland Group plc for the year ended 31 December 2012, approved on 27 February 2013, which were prepared on a going concern basis.

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

There are two amendments to IFRS that were effective for RBSH Group from 1 January 2012. They have not had a material effect on the financial statements of RBSH Group or the company:

‘Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 ‘Income Taxes’)’ clarifies that recognition of deferred tax should have regard to the expected manner of recovery or settlement of the asset or liability.

‘Disclosures - Transfers of Financial Assets (Amendments to IFRS 7 ‘Financial Instruments: Disclosures’)’ replaces IFRS 7’s existing derecognition disclosure requirements with disclosures about (a) transferred assets that have not been derecognised in their entirety and (b) transferred assets that have been derecognised in their entirety but where the reporting entity has continuing involvement in those assets.

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

Restatements and changes in accounting policy.
Organisational change
In January 2012, RBSG Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. RBSH group divisional results have been presented based on the new organisational structure. Refer to ‘Organisational structure’ on page 8. The changes do not affect RBSH Group’s results. Comparative data have been restated to reflect the divisional reorganisation.

Disposal Groups
Since 2010, RBSH Groups investment in Saudi Hollandi Bank, Riyadh was classified within assets of disposal groups. The buyer's withdrawal from the sale in 2012 has led RBSH Group to conclude that a sale within 12 months is unlikely; accordingly the investment is no longer classified within assets of disposal groups and is accounted for using the equity method retrospectively from the date of its classification to disposal groups.

Cash and cash equivalents
The cash flow statement has been prepared on the basis of a retrospective application of a voluntary change in accounting policy relating to the components of cash and cash equivalents. In order to further align the accounting policies of RBSH Group with RBSG Group, the ultimate parent company, RBSH Group has adopted the RBSG Group policy for components of cash and cash equivalents. Under the new accounting policy, cash and cash equivalents for the purpose of the cash flow statement, comprise cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

Accounting policies continued

2. Presentation of accounts continued
The previous accounting policy defined cash and cash equivalents, as cash in hand, deposits available on demand with central banks and net credit balances on current accounts with other banks. The new accounting policy was adopted on 1 January 2012 and comparatives for the years ended 31 December 2011 and 2010 have been adjusted accordingly. The impact of the change in accounting policy on the consolidated cash flow statements for the years ended 31 December 2011 and 2010 is set out below:

	2011 New accounting policy	2011 Previous accounting policy	Impact on cash and cash equivalents at 31 December 2011 (a).	2010 New accounting policy	2010 Previous accounting policy	Impact on cash and cash equivalents at 31 December 2010 (b)	2009 New accounting policy	2009 Previous accounting policy	Impact on cash and cash equivalents at 1 January 2010 (c)	Impact on 2011 cash flows (2) (a)-(b)	Impact on 2010 cash flows(2) (b)-(c)
Cash and balances at central banks	12,915	12,915	-	8,500	8,500	-	28,528	28,528	-	-	-
Treasury bills and debt securities (1)	2,418	-	2,418	2,011	-	2,011	2,469	-	2,469	407	(458)
Loans and advances to banks	11,711	6,429	5,282	16,547	7,275	9,272	26,192	3,858	22,334	(3,990)	(13,062)
Deposits by banks	-	(9,600)	9,600	-	(12,221)	12,221	-	(11,785)	11,785	(2,621)	436
Total	27,044	9,744	17,300	27,058	3,554	23,504	57,189	20,601	36,588	(6,204)	(13,084)

Notes:
(1) Short term, highly liquid.
(2) Net increase in cash outflows from operating activities

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

5. Assets held for sale and discontinued operations
A non-current asset (or disposal group) is classified as held for sale if RBSH Group will recover its carrying amount principally through a sale transaction rather than through continuing use. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination, it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the balance sheet.

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

Accounting policies continued

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

These estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 12 years

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

The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. The estimated useful lives of RBSH Group’s property, plant and equipment are:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

Accounting policies continued

8. Property, plant and equipment continued
The residual value and useful life of property, plant and equipment are reviewed at each balance sheet date and updated for any changes to previous estimates.

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

Group entities record transactions in foreign currencies in their functional currency - the currency of the primary economic environment in which they operate at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 23).

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

11. Leases
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

12. Provisions
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

Accounting policies continued

12. Provisions continued
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

Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of foreign currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see Accounting policy 4), as are gains and losses attributable to the hedged risk on available-for-sale financial assets that are hedged items in fair value hedges (see Accounting policy 23).

Accounting policies continued

14. Financial assets continued
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

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when RBSH Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs will be prompted by bankruptcy, insolvency, renegotiation and similar events. The typical time frames from initial impairment to write-off for RBSH Group’s collectively-assessed portfolios (€15 million as at 31 December 2012, 2011 - €167 million) are set out below.

Retail mortgages: write-off occurs within 5 years, and is accelerated where accounts are closed earlier. Credit cards: write-off of the irrecoverable amount takes place at 12 months; the rest is expected to be recovered over a further 3 years following which any remaining amounts outstanding are written off. Overdrafts and other unsecured loans: write-offs occur within 6 years; Business and commercial loans: write-offs of commercial loans are determined in the light of individual circumstances; the period does not exceed 5 years.  Business loans are generally written off within 5 years. Amounts recovered after a loan has been written off are credited to the loan impairment charge for the period in which they are received.

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

Accounting policies continued

16. Financial liabilities continued
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

Financial liabilities designated as at fair value through profit or loss principally comprise structured liabilities issued by RBSH Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

Amortised cost - all other financial liabilities are measured at amortised cost using the effective interest method (see Accounting policy 4).

Fair value - fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

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

19. Derecognition
A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. A transfer requires that RBSH Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, RBSH Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. The asset remains on the balance sheet if substantially all the risks and rewards have been retained. It is derecognised if substantially all the risks and rewards have been transferred. If substantially all the risks and rewards have been neither retained nor transferred, RBSH Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where RBSH Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement; if RBSH Group has not retained control of the asset, it is derecognised

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by RBSH Group, RBSH Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the present value of the cash flows under the new terms with present value of the remaining cash flows of the original debt issue discounted at the effective interest rate of the original debt issue.

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

Accounting policies continued

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

22. Capital instruments
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

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to profit or loss in the same periods in which the hedged forecast cash flows affect profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss is reclassified from equity to profit or loss when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to profit or loss immediately.

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

24. Cash and cash equivalents
In the cash flow statement, cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

Accounting policies continued

25. Share-based payments
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

Provisions for liabilities
Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Judgement is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows.  Professional expert advice is taken on litigation provisions, taxation provisions, property provisions including onerous contracts and similar liabilities. Where RBSH Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Provisions for litigation - RBSH Group is party to legal proceedings in the Netherlands, the United States and other jurisdictions, arising out of their normal business operations. The measurement and recognition of liabilities in respect of litigation involves a high degree of management judgement.  Before the existence of a present obligation as a result of a past event a liability can be confirmed, numerous facts may need to be established, involving extensive and time-consuming discovery, and novel or unsettled legal questions addressed. Once it is determined there is an obligation, assessing the probability of economic outflows and estimating the amount of any liability can be very difficult. In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss.  Furthermore, for an individual matter, there can be a wide range of possible outcomes and often it is not practicable to quantify a range of such outcomes. RBSH Group’s outstanding litigation is periodically assessed in consultation with external professional advisers, where appropriate, to determine the likelihood of RBSH Group incurring a liability.  A detailed description of RBSH Group’s material legal proceedings and a discussion of the nature of the associated uncertainties are given in Note 28.

Tax contingencies - determining RBSH Group’s income tax charge and its provisions for income taxes necessarily involves a significant degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the tax authorities in a number of jurisdictions. RBSH Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax assets and liabilities in the period when the matter is resolved.

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

Such objective evidence, indicative that a borrower’s financial condition has deteriorated can include for loans that are individually assessed:

Accounting policies continued

Critical accounting policies and key sources of estimation uncertainty continued
the non-payment of interest or principal; debt renegotiation; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deteriorating trading performance and, for collectively assessed portfolios: the borrowers’ payment status and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2012, loans and advances to customers classified as financial instruments (amortised cost) totalled €5,932 million (2011 - €28,612 million; 2010 - €44,201 million) and customer loan impairment provisions amounted to €341 million (2011 - €1,527 million; 2010 - €1,527 million).

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

Accounting policies continued

Critical accounting policies and key sources of estimation uncertainty continued
Fair value – financial instruments
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

Deferred tax
RBSH Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition.  RBSH Group has recognised deferred tax assets in respect of losses and short-term timing differences. Deferred tax assets are recognised in respect of unused tax losses to the extent that it is probable that there will be future taxable profits against which the losses can be utilised. Business projections prepared for impairment reviews indicate that sufficient future taxable income will be available against which to offset these recognised deferred tax assets. The number of years into the future for which forecast profits should be considered when assessing the recoverability of a deferred tax asset is a matter of judgment.  Tax losses in the Netherlands can be carried forward for up to nine years. A period of six years is underpinned by RBSH Group's business projections, its history of profitable operation and the continuing strength of its core business franchises.

Accounting developments
International Financial Reporting Standards
A number of IFRSs and amendments to IFRS were in issue at 31 December 2012 that had effective dates of 1 January 2013 or later.

Effective for 2013
The following IFRSs and amendments to IFRS have an effective date of 1 January 2013:

IFRS 10 ‘Consolidated Financial Statements’ replaces SIC-12 ‘Consolidation - Special Purpose Entities’ and the consolidation elements of the existing IAS 27 ‘Consolidated and Separate Financial Statements’. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application.  RBSH Group continues to assess aspects of IFRS 10. However implementation is not expected to have a material effect on the Group’s financial statements.

IFRS 11 ‘Joint Arrangements’, which supersedes IAS 31’ Interests in Joint Ventures’, distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs.

Accounting policies continued

Accounting developments continued
Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. IFRS 11 requires retrospective application.  Implementation of IFRS 11 will not have a material effect on RBSH Group’s financial statements.

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

IAS 27 ‘Separate Financial Statements’ comprises those parts of the existing IAS 27 that deal with separate financial statements and IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged. These two revised standards will have no material effect on RBSH Group’s financial statements.

Although IFRS 10-12 (as amended) and revised IAS 27 and IAS 28 have an effective date of 1 January 2013, they have been endorsed by the EU for application from 1 January 2014. However, early adoption is permitted and RBSH Group implemented these standards from 1 January 2013.

IFRS 13 ‘Fair Value Measurement’ sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements. Implementation of IFRS 13 will not have a material effect on RBSH Group’s financial statements.

Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)’ amended IFRS 7 to require disclosures about the effects and potential effects on an entity’s financial position of offsetting financial assets and financial liabilities and related arrangements.

IAS 19 ‘Employee Benefits’ (revised) requires: the immediate recognition of all actuarial gains and losses eliminating the ‘corridor approach’; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended.

Amendments to IAS 1 ‘Presentation of Items of Other Comprehensive Income’ require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

‘Annual Improvements 2009-2011 Cycle’ makes a number of minor changes to IFRSs. These will not have a material effect on RBSH Group’s financial statements.

Effective after 2013
In December 2011, the IASB issued ’Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’. The amendments add application guidance to IAS 32 to address inconsistencies identified in applying some of the standard’s criteria for offsetting financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after 1 January 2014 and must be applied retrospectively.

RBSH Group is reviewing these amendments to determine their effect on RBSH Group’s financial reporting.

In November 2009, the IASB issued IFRS 9 ‘Financial Instruments’ simplifying the classification and measurement requirements in IAS 39 in respect of financial assets. The standard reduces the measurement categories for financial assets to two: fair value and amortised cost. A financial asset is classified on the basis of the entity's business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. Only assets with contractual terms that give rise to cash flows on specified dates that are solely payments of principal and interest on principal and which are held within a business model whose objective is to hold assets in order to collect contractual cash flows are classified as amortised cost. All other financial assets are measured at fair value. Changes in the value of financial assets measured at fair value are generally taken to profit or loss.

In October 2010, IFRS 9 was updated to include requirements in respect of the classification and measurement of liabilities. These do not differ markedly from those in IAS 39 except for the treatment of changes in the fair value of financial liabilities that are designated as at fair value through profit or loss attributable to own credit; these must be presented in other comprehensive income.

In December 2011, the IASB issued amendments to IFRS 9 and to IFRS 7 ‘Financial Instruments: Disclosures’ delaying the effective date of IFRS 9 to annual periods beginning on or after 1 January 2015 and introducing revised transitional arrangements including additional transition disclosures. If an entity implements IFRS 9 in 2012 the amendments permit it either to restate comparative periods or to provide the additional disclosures. Additional transition disclosures must be given if implementation takes place after 2012.

IFRS 9 makes major changes to the framework for the classification and measurement of financial instruments and will have a significant effect on RBSH Group's financial statements. RBSH Group is assessing the effect of IFRS 9 which will depend on the results of IASB's reconsideration of IFRS 9’s classification and measurement requirements and the outcome of the other phases in the development of IFRS 9.

Notes on the consolidated accounts

1 Net interest income
	2012 €m	2011 €m	2010 €m
Loans and advances to customers	865	1,251	1,974
Loans and advances to banks	321	346	357
Debt securities	442	755	730
Interest receivable	1,628	2,352	3,061

Customer accounts: demand deposits	126	487	235
Customer accounts: savings deposits	28	5	69
Customer accounts: other time deposits	184	239	323
Deposits by banks	412	565	608
Debt securities in issue	85	199	485
Subordinated liabilities	232	230	12
Internal funding of trading businesses	(44)	(61)	(98)
Interest payable	1,023	1,664	1,634

Net interest income	605	688	1,427

2 Non-interest income
Fees and commissions receivable	2012 €m	2011(1) €m	2010(1) €m
Lending (credit facilities), trade finance and payment services	268	612	651
Investment management	68	85	248
Brokerage	133	342	253
	469	1,039	1,152

Fees and commissions payable	(198)	(367)	214

Income/(loss) from trading activities (2)
Foreign exchange	(560)	308	450
Interest rate	364	1,655	(878))
Credit	(349)	(202)	225
Equities and commodities	594	(1,115)	1,334
	49	646	1,131
Other operating income/(loss)
Operating lease and other rental income/(loss)	1	1	(3)
Changes in the fair value of own debt designated as at fair value through profit or loss attributable to own credit net of the effect of economic hedges (3)	(865)	1,290	250
Changes in the fair value of financial assets designated at fair value through profit or loss	94	(31)	(571)
Profit /(loss) on sale of securities	72	24	278
Profit on sale of property, plant and equipment	5	13	-
Profit/(loss) on sale of subsidiaries and associates	187	413	(245)
Life business losses	-	-	(10)
Dividend income	4	2	6
Share of profit/(loss) of associated entities	104	84	67
Other income	181	204	194
Other operating (loss)/income	(217)	2,000	(34)
Non-interest income/(loss)	103	3,318	2,463

Notes:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.
(2)
The analysis of income/(loss) from trading activities is based on how the business is organised and the underlying risks managed. Income/(loss) from trading activities comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs.

The types of instruments include:
-	Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.
-	Interest rate: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.
-	Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.
-	Equities and commodities: equities, equity derivatives and related hedges and funding, commodities, commodity contracts and related hedges and funding.
(3)	Measured as the change in fair value from movements in the year in the credit risk premium payable by RBSH Group.

Notes on the consolidated accounts continued

3	Operating expenses
	2012 €m	2011 €m	2010 €m
Wages, salaries and other staff costs	508	1,082	1,488
Social security costs	39	74	90
Pension and post retirement healthcare costs	31	4	145
Restructuring costs	163	50	53
Staff costs	741	1,210	1,776

Premises and equipment	186	451	540
Other administrative expenses	550	598	883

Property, plant and equipment	31	64	94
Intangible assets (see Note 16)	18	75	85
Depreciation and amortisation	49	139	179

Write-down of goodwill and other intangible assets	4	29	2
	1,530	2,427	3,380

Restructuring costs included in operating expenses comprise:

	2012 €m	2011 €m	2010 €m
Staff costs	163	50	53
Premises and equipment	15	21	19
Other administrative expenses	36	33	-
	214	104	72

Employee numbers at 31 December
(full time equivalents rounded to the nearest hundred)

	2012	2011	2010
Markets	2,900	6,300	6,700
International Banking	5,500	6,600	5,500
Central items	300	600	700
Core	8,700	13,500	12,900
Non-Core	2,600	4,200	6,400
Total	11,300	17,700	19,300

The average number of persons employed, rounded to the nearest hundred, in the continuing operations of RBSH Group during the year, was 14,500 (2011 – 18,500; 2010 – 23,450) on the same basis no persons were employed in discontinued operations at 31 December 2012 (2011 and 2010 - nil).

Notes on the consolidated accounts continued

4 Pensions
RBSH Group sponsors a number of pension schemes overseas. These schemes include both defined contribution and defined benefit plans, whose assets are independent of RBSH Group’s finances. RBSH Group’s defined benefit schemes generally provide pensions that are based on average or final salary with annual price evaluation of vested rights. In general, employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits.

RBSH Group has no material post-retirement benefit obligations other than pensions.

During 2012, the main pension scheme, the Netherlands pension scheme, transferred to RBS plc as part of the Dutch Scheme. As at the year end the majority of the beneficiaries of the RBSH Group pension plans are located in India. All schemes are classified as disposal groups as at year end.

Interim valuations of RBSH Group’s schemes under IAS 19 ‘Employee Benefits‘ were prepared to 31 December with the support of independent actuaries, using the following assumptions:

	All schemes
Principal actuarial assumptions at 31 December (weighted average)	2012%	2011%	2010%
Discount rate	-	5.8%	5.6%
Expected return on plan assets (weighted average)	-	4.7%	5.9%
Rate of increase in salaries	-	3.0%	2.1%
Inflation assumption	-	2.0%	2.8%

	All schemes
Major classes of plan assets as a percentage of total plan assets	2012%	2011%	2010%
Equity interests	-	24.9%	28.5%
Index-linked bonds	-	-	28.2%
Government fixed interest bonds	-	43.1%	12.0%
Corporate and other bonds	-	18.0%	12.0%
Property	-	0.7%	3.6%
Cash and other assets	-	13.3%	15.7%

As at 31 December 2012 the schemes hold nil (2011 - €6 million; 2010 - nil) in financial instruments issued by RBSH Group.

The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets:

	All schemes
	2012	2011	2010
Equities	-	7.7%	7.7%
Index-linked bonds	-	-	4.2%
Government fixed interest bonds	-	3.1%	3.8%
Corporate and other bonds	-	4.6%	5.5%
Property	-	4.0%	6.7%
Cash and other assets	-	2.9%	7.7%

Reconciliation to balance sheet:	2012 €m	2011 €m	2010 €m
Present value of defined benefit obligations	-	353	1,240
Fair value of plan assets	-	(371)	(1,247)
Present value of net (assets)/obligations	-	(18)	(7)

Unrecognised past service cost	-	-	7
Unrecognised actuarial gains/(losses)	-	17	(35)
Net (asset)/liability for defined benefit obligations	-	(1)	(35)

Pension assets (included in Prepayments, accrued income and other assets, Note 18)	-	(61)	(110)
Provision for pension commitments	-	60	75
	-	(1)	(35)

Notes on the consolidated accounts continued

4 Pensions continued
	All schemes
	Fair value of plan assets €m	Present value of defined benefit obligations €m	Net pension (surplus)/ deficit €m
Changes in value of net pension (surplus)/deficit
At 1 January 2011	1,247	1,240	(7)
Transfers to disposal groups	(1,041)	(912)	129
Currency translation and other adjustments	29	23	(6)
Expected return	59	-	(59)
Interest cost	-	58	58
Current service cost	-	(13)	(13)
Actuarial gains and losses	33	(9)	(42)
Contributions by employer	78	-	(78)
Benefits paid	(34)	(34)	-
At 1 January 2012	371	353	(18)
Transfer to disposal groups	(23)	(53)	(30)
Disposals	(416)	(330)	86
Currency translation and other adjustments	12	-	(12)
Expected return	12	-	(12)
Interest cost	-	15	15
Current service cost	-	16	16
Actuarial gains and losses	-	1	1
Contributions by employer	46	(2)	(48)
Benefits paid	(2)	-	2
At 31 December 2012	-	-	-

Net pension (surplus)/deficit comprises:	2012 €m	2011 €m	2010 €m
Net assets of schemes in surplus	-	(80)	(71)
Net liabilities of schemes in deficit	-	62	64
	-	(18)	(7)

Amounts recognised in the income statement:	2012 €m	2011 €m	2010 €m
Interest cost	15	58	70
Current service cost	16	(13)	46
Expected return on plan assets	(12)	(59)	(65)
Net amortisation of net actuarial (gains)/losses	1	(3)	14
Net amortisation of past service costs	2	-	(18)
Loss/(gain) on curtailment or settlements	1	-	66
Defined benefit plans	23	(17)	113
Defined contribution plans and healthcare contributions	8	21	32
Total costs	31	4	145

RBSH Group expects to contribute nil to its defined benefit pension schemes in 2013. Of the net assets of schemes in deficit, nil (2011 – €53 million; 2010 – €64 million) relates to unfunded schemes.

Notes on the consolidated accounts continued

4 Pensions continued
	All schemes
History of defined benefit schemes	2012 €m	2011 €m	2010 €m	2009 €m	2008 €m
Fair value of plan assets	-	371	1,247	10,211	9,489
Present value of defined benefit obligations	-	353	1,240	10,566	10,095
Net surplus/(deficit)	-	18	7	(355)	(606)

Experience gains/(losses) on plan liabilities	1	1	(46)	212	81
Experience gains/(losses) on plan assets	-	33	6	203	(909)
Actual return/(loss) on pension schemes assets	-	92	71	649	(303)
Actual return/(loss) on pension schemes assets – %	-	7.4%	6.2%	6.8%	(3.0%)

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at the balance sheet dates to a change in the principal actuarial assumptions.

	All schemes
	Increase/(decrease)
	in pension cost for year			in obligation at 31 December
	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m
0.25% increase in the discount rate	-	(2)	(2)	-	5	(45)
0.25% increase in inflation	-	2	2	-	14	32
0.25% additional rate of increase in pensions in payment	-	-	1	-	-	21
0.25% additional rate of increase in deferred pensions	-	1	2	-	9	23
0.25% additional rate of increase in salaries	-	1	1	-	2	3
Longevity increase of 1 year	-	1	2	-	5	19

5 Auditor’s remuneration
Amounts charged to the income statement relating to RBSH Group's auditors for statutory audit and other services are set out below. All audit related and other services are approved by RBSH Group Audit & Risk Committee and are subject to strict controls to ensure external auditor’s independence is unaffected by the provision of other services. The Committee recognises that for certain assignments the auditors are best placed to perform the work economically. For other work RBSH Group selects the supplier best placed to meet its requirements. RBSH Group's auditors are free to tender for such work in competition with other firms.

	2012 €m	2011 €m	2010 €m
Fees for the audit of RBSH Group's annual accounts (1)	8.5	11.1	13.2
Audit related services (2)	0.9	0.6	0.9
Total audit and audit related services	9.4	11.7	14.1

Fees to the auditors and their associates for other services
– Services relating to taxation (3)	0.1	0.6	0.6
– All other services	-	0.1	1.6
Total other services	0.1	0.7	2.2
Total	9.5	12.4	16.3

Deloitte Accountants B.V. provided audit and audit related services to the amount of €3.5 million in 2012 (2011 – €4.8 million; 2010 – €6.4 million). The remaining amounts relate to services provided by other Deloitte Member Firms.

Notes:
(1)	Includes fees of €2.1 million in relation to statutory audits and €0.8 million in respect of regulatory audits.
(2)	Includes fees of €0.3 million in relation to reviews of interim financial information, €0.6 million in relation to other assurance services.
(3)	2011 fees include €0.3 million in relation to tax advisory services.
(4)	2010 fees include €1.2 million relating to a consultancy project in relation to discontinued operations, which is non-recurring.

Notes on the consolidated accounts continued

6 Tax
	2012 €m	2011 €m(1)	2010 €m(1)
Current tax
(Charge)/credit for the year	(85)	(96)	27
(Under)/over provision in respect of prior periods	(105)	-	(23)
	(190)	(96)	4
Deferred tax
(Charge)/ credit for the year	95	(341)	(490)
Over/(under) provision in respect of prior periods	(34)	(12)	176
Tax (charge)/credit for the year	(129)	(449)	(310)

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the statutory tax rate of the Netherlands of 25% (2011 – 25%; 2010 – 25.5%) as follows:

	2012 €m	2011 €m(1)	2010 €m(1)
Expected tax credit/(charge)	222	46	(113)
Sovereign debt impairment where no deferred tax asset recognised	-	(365)	-
Non-deductible items	(5)	(34)	(48)
Non-taxable items (including recycling of foreign exchange reserve)	87	105	(55)
Foreign profits taxed at other rates	(5)	(33)	(17)
Reduction in deferred tax asset following change in the rate of UK corporation tax (2)	(32)	(22)	(147)
Losses in year not recognised	(277)	(145)	(47)
Losses brought forward and utilised	68	11	22
Reduction in carrying value of deferred tax asset in respect of losses in Australia	(235)	-	-
Reduction in carrying value of deferred tax liability in respect of associates	50	-	-
Adjustments in respect of prior years (3)	(2)	(12)	153
Other	-	-	(58)
Actual tax (charge)/credit	(129)	(449)	(310)

Notes:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.
(2)
In recent years the UK Government has steadily reduced the rate of UK corporation tax, with the latest enacted rate standing at 23% with effect from 1 April 2013. A further reduction of the rate to 21% with effect from 1 April 2014 was announced on 5 December 2012 but not substantively enacted at the balance sheet date. Accordingly, the closing deferred tax assets and liabilities have been calculated at 23%.

(3)	Prior period tax adjustments include the release of tax provisions on investment disposals and adjustments to reflect submitted tax computations in the Netherlands and overseas

The effective tax rate for the year was (14.5)% (2011 – (241.4)%; 2010 – 70.0%).

7 Dividends
RBS Holdings N.V. made no dividend distributions during the years ended 31 December 2012 and 31 December 2011. Dividends in 2010 of €15,534 million were distributed to RFS Holdings reducing the share premium account and other reserves by €10,671 million and €4,863 million respectively. On 5 February 2010 RBS Holdings N.V. made a dividend distribution of €7.5 billion to RFS Holdings, for the benefit of Banco Santander S.A. Immediately before legal separation on 1 April 2010 RBS Holdings N.V. made a further dividend distribution of €1.5 billion for the benefit of Banco Santander S.A., and then again for the benefit of Banco Santander S.A., on 30 June 2010 a dividend of €15 million was paid. As part of the sale of the new ABN AMRO Bank N.V. on 1 April 2010, RBS Holdings N.V. made a €6.5 billion dividend distribution to RFS Holdings, for the benefit of the Dutch State. After these distributions, the indirect interest of Banco Santander S.A. decreased to its share in the remaining Shared Assets. The Dutch State interest in RBS Holdings N.V. comprises its share in the remaining Shared Assets as well as some assets and liabilities which could not be transferred to the new ABN AMRO Bank before legal separation.

Notes on the consolidated accounts continued

8 Financial instruments - classification
The following tables show RBSH Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	Held-for- trading €m	Designated as at fair value through profit or loss €m	Hedging derivatives €m	Available-for-sale €m	Loans and receivables €m	Other financial instruments (amortised cost) €m	Non financial assets/ liabilities €m	Total €m
2012
Assets
Cash and balances at central banks	-	-	-	-	2,294	-	-	2,294
Loans and advances to banks (1)	1,521	-	-	-	13,634	-	-	15,155
Loans and advances to customers (2)	448	-	-	-	5,932	-	-	6,380
Debt securities (3)	845	65	-	21,612	133	-	-	22,655
Equity shares	1,029	53	-	45	-	-	-	1,127
Settlement balances	-	-	-	-	31	-	-	31
Derivatives	7,369	-	186	-	-	-	-	7,555
Intangible assets	-	-	-	-	-	-	49	49
Property, plant and equipment	-	-	-	-	-	-	15	15
Deferred taxation	-	-	-	-	-	-	420	420
Prepayments, accrued income and other assets	-	-	-	-	-	-	1,469	1,469
Assets of disposal groups	-	-	-	-	-	-	13,804	13,804
	11,212	118	186	21,657	22,024	-	15,757	70,954

Liabilities
Deposits by banks (4)	1,305	-	-	-	-	33,160	-	34,465
Customer accounts (5)	666	-	-	-	-	1,972	-	2,638
Debt securities in issue (6, 7)	73	1,501	-	-	-	1,028	-	2,602
Settlement balances and short positions	34	-	-	-	-	73	-	107
Derivatives	7,246	-	2,398	-	-	-	-	9,644
Accruals, deferred income and other liabilities	-	-	-	-	-	-	1,782	1,782
Retirement benefit liabilities	-	-	-	-	-	-	-	-
Deferred taxation	-	-	-	-	-	-	40	40
Subordinated liabilities	-	724	-	-	-	6,127	-	6,851
Liabilities of disposal groups	-	-	-	-	-	-	11,026	11,026
	9,324	2,225	2,398	-	-	42,360	12,848	69,155
Equity								1,799
								70,954

For notes relating to this table refer to page 142.

Notes on the consolidated accounts continued

8 Financial instruments - classification continued
	Held-for- trading €m	Designated as at fair value through profit or loss €m	Hedging derivatives €m	Available-for-sale €m	Loans and receivables €m	Other financial instruments (amortised cost) €m	Non financial assets/ Liabilities(8) €m	Total(8) €m
2011
Assets
Cash and balances at central banks	-	-	-	-	12,609	-	-	12,609
Loans and advances to banks (1)	2,166	-	-	-	24,887	-	-	27,053
Loans and advances to customers (2)	966	-	-	-	28,612	-	-	29,578
Debt securities (3)	4,553	152	-	34,393	547	-	-	39,645
Equity shares	2,558	238	-	297	-	-	-	3,093
Settlement balances	-	-	-	-	2,608	-	-	2,608
Derivatives	18,743	-	395	-	-	-	-	19,138
Intangible assets	-	-	-	-	-	-	115	115
Property, plant and equipment	-	-	-	-	-	-	152	152
Deferred taxation	-	-	-	-	-	-	444	444
Prepayments, accrued income and other assets	-	-	-	-	-	-	5,646	5,646
Assets of disposal groups	-	-	-	-	-	-	6,695	6,695
	28,986	390	395	34,690	69,263	-	13,052	146,776

Liabilities
Deposits by banks (4)	1,248	-	-	-	-	45,272	-	46,520
Customer accounts (5)	1,017	-	-	-	-	38,584	-	39,601
Debt securities in issue (6, 7)	65	10,720	-	-	-	6,929	-	17,714
Settlement balances and short positions	564	-	-	-	-	2,845	-	3,409
Derivatives	17,571	-	2,297	-	-	-	-	19,868
Accruals, deferred income and other liabilities	-	-	-	-	-	-	3,835	3,835
Retirement benefit liabilities	-	-	-	-	-	-	60	60
Deferred taxation	-	-	-	-	-	-	201	201
Subordinated liabilities	-	523	-	-	-	6,336	-	6,859
Liabilities of disposal groups	-	-	-	-	-		5,293	5,293
	20,465	11,243	2,297	-	-	99,966	9,389	143,360
Equity								3,416
								146,776

For notes relating to this table refer to page 142.

Notes on the consolidated accounts continued

8 Financial instruments - classification continued
	Held-for- trading €m	Designated as at fair value through profit or loss €m	Hedging derivatives €m	Available-for-sale €m	Loans and receivables €m	Other financial instruments (amortised cost) €m	Non financial assets/ liabilities(8) €m	Total(8) €m
2010
Assets
Cash and balances at central banks	-	-	-	-	8,323	-	-	8,323
Loans and advances to banks (1)	111	-	-	-	26,594	-	-	26,705
Loans and advances to customers (2)	285	10	-	-	44,201	-	-	44,496
Debt securities (3)	8,811	304	-	42,882	263	-	-	52,260
Equity shares	21,725	601	-	308	-	-	-	22,634
Settlement balances	-	-	-	-	3,573	-	-	3,573
Derivatives	27,632	-	640	-	-	-	-	28,272
Intangible assets	-	-	-	-	-	-	199	199
Property, plant and equipment	-	-	-	-	-	-	283	283
Deferred taxation	-	-	-	-	-	-	5,440	5,440
Prepayments, accrued income and other assets	-	-	-	-	-	-	5,912	5,912
Assets of disposal groups	-	-	-	-	-	-	2,360	2,360
	58,564	915	640	43,190	82,954	-	14,194	200,457

Liabilities
Deposits by banks (4)	92	-	-	-	-	31,893	-	31,985
Customer accounts (5)	2,212	-	-	-	-	52,693	-	54,905
Debt securities in issue (6, 7)	5	37,663	-	-	-	15,743	-	53,411
Settlement balances and short positions	2,306	-	-	-	-	2,896	-	5,202
Derivatives	32,839	-	2,834	-	-	-	-	35,673
Accruals, deferred income and other liabilities	-	-	-	-	-	-	5,213	5,213
Retirement benefit liabilities	-	-	-	-	-	-	75	75
Deferred taxation	-	-	-	-	-	-	260	260
Subordinated liabilities	-	767	-	-	-	6,127	-	6,894
Liabilities of disposal groups	-	-	-	-	-	-	1,857	1,857
	37,454	38,430	2,834	-	-	109,352	7,405	195,475
Equity								4,982
								200,457

For notes relating to this table refer to page 142.

Notes on the consolidated accounts continued

8 Financial instruments - classification continued
Amounts included in the consolidated income statement:
	2012 €m	2011 €m	2010 €m
Gains/(losses) on financial assets/liabilities designated as at fair value through profit or loss	94	1,259	(349)
(Losses)/gains on disposal or settlement of loans and receivables	(35)	10	206

Notes:
(1)	Includes reverse repurchase agreements of €68 million (2011 – €9,100 million; 2010 – €4,272 million).
(2)	Includes reverse repurchase agreements of €5 million (2011 – €283 million; 2010 – €3,888 million).
(3)	Includes treasury bills, similar securities and other eligible bills of €486 million (2011 – €3,147 million; 2010 – €3,377 million).
(4)	Includes repurchase agreements of €12,624 million (2011 – €16,532 million; 2010 – €4,807 million).
(5)	Includes repurchase agreements of €18 million (2011 – €759 million; 2010 – €5,019 million).
(6)
Comprises bonds and medium termnotes of €2,468 million (2011 – €13,825 million; 2010 – €44,686 million) and certificates of deposit and other commercial paper of €116 million (2011 – €3,889 million; 2010 – €8,725 million).

(7)
€865 million (2011 – €1,290 million; 2010 – €250 million) has been recognised in profit or loss for changes in credit risk associated with debt securities in issue designated as at fair value through profit or loss measured as the change in fair value from movements in the period in the credit risk premium payable by RBSH Group.

(8)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

9 Financial instruments - valuation
Valuation of financial instruments carried at fair value
Control environment
RBSH Group's control environment for the determination of the fair value of financial instruments includes formalised protocols for the review and validation of fair values independent of the businesses entering into the transactions. There are specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification. RBSH Group ensures that appropriate attention is given to bespoke transactions, structured products, illiquid products and other instruments which are difficult to price.

A key element of the control environment is the independent price verification (IPV) process. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team independent of those trading the financial instruments, in light of available pricing evidence.

IPV variances are classified as hard, soft or indicative. A variance is hard where the independent information represents tradable or liquid prices and soft where it does not. Variances are classed as indicative where the independent evidence is so subjective or sparse that conclusions cannot be formed with a sufficient degree of confidence. Adjustments are required for all hard variances and for aggressive soft variances, with conservative and indicative variances not requiring automatic adjustment.

IPV is performed at a frequency to match the availability of independent data. For liquid instruments, the standard is to perform IPV daily. The minimum frequency of review in RBSH Group is monthly for exposures in the regulatory trading book and quarterly for exposures in the regulatory banking book. Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves process in detail. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The RBSG Group Global Pricing Unit (GPU) determines IPV policy, monitors adherence to that policy and performs additional independent reviews on highly subjective valuation issues for Markets and Non-Core.

During 2012, RBSH Group has made a significant and ongoing investment into enhancing its already robust control environment. This included continuing investment into a global IPV and reserving tool which partly automates the process of carrying out IPV and consolidation of reserves into a single central portal.

Valuation models are subject to a review process which requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of RBSH Group's exposure. A key element of the control environment for model use is a Modelled Product Review Committee, made up of valuations experts from several functions within RBSG Group. This committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by RBSG Group's Quantitative Research Centre (QuaRC). Potential valuation uncertainty is a key input in determining model review priorities at these meetings. The QuaRC team within RBSG Group Risk, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and where appropriate, considers alternative modelling approaches.

The RBSG Group Senior Management Valuation Control Committees meet formally on a monthly basis to discuss independent pricing, reserving and valuation issues relating to both Markets and Non-Core exposures. All material methodology changes require review and ratification by these committees. The committees include valuation specialists representing several independent review functions which comprise Market Risk, QuaRC and Finance.

The RBSG Group Executive Valuation Committee discusses the issues escalated by the Modelled Product Review Committee, Markets and Non-Core Senior Management Valuations Control Committees and other relevant issues. This committee covers key material and subjective valuation issues within the trading businesses and provides a ratification to the appropriateness of areas with high levels of residual valuation uncertainty. Committee members include RBSG Group Finance Director, RBSG Group Chief Accountant, RBSG Group Head of Market and Insurance Risk, the Markets Chief Financial Officer, the Non-Core Chief Financial Officer, the Head of QuaRC, the Head of GPU and representation from Front Office Trading and Finance.

Notes on the consolidated accounts continued

9 Financial instruments – valuation  continued

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

Valuation hierarchy
There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 7. Some instruments may not easily fall into a level of the fair value hierarchy per IFRS 7 (see pages 149 to 153) and judgement may be required as to which level the instrument is classified.

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

Valuation techniques
RBSH Group derives fair value of its instruments differently depending on whether the instrument is a modelled or non-modelled product.

Non-modelled products
Non-modelled products are valued directly from a price input and are typically valued on a position by position basis and include cash, equities and most debt securities.

Modelled products
Modelled products are those that are valued using a pricing model and ranging in complexity from comparatively vanilla products such as interest rate swaps and options (e.g. interest rate caps and floors) through to more complex derivatives. The valuation of modelled products requires an appropriate model and inputs into this model. Sometimes models are also used to derive inputs (e.g. to construct volatility surfaces). RBSH Group uses a number of modelling methodologies.

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

Notes on the consolidated accounts continued

9 Financial instruments - valuation continued
RBSH Group may use consensus prices for the source of independent pricing for some assets. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. Markets and Non-Core contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that RBSH Group submits prices for all material positions for which a service is available.

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. These adjustments reflect RBSH Group's assessment of factors that market participants would consider in setting a price. Furthermore, on an ongoing basis, RBSH Group assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, RBSH Group makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, RBSH Group may determine a range of possible valuations derived from differing stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, RBSH Group considers certain adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to compensate for any known model limitation.

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.
The following table shows the credit valuation adjustments and other reserves.
	2012 €m	2011 €m	2010 €m
Credit valuation adjustments (CVA):
Monoline insurers	13	222	1,905
Other counterparties	151	221	122
	164	443	2,027
Bid-offer and liquidity reserves	20	61	221
	184	504	2,248

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

Other counterparties
The CVA for all other counterparties is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.  Where exposure exists to a counterparty that is considered to be close to default, the CVA is calculated by applying expected losses to the current level of exposure. Otherwise, expected losses are applied to estimated potential future exposures which are modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors. Potential future exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled jointly using the Group's core counterparty risk systems. The majority of RBSH Group's CVA held in relation to other counterparties arises on these vanilla products together with exposures to counterparties which are considered to be close to default. The exposures arising from all other product types are modelled and assessed individually. The potential future exposure to each counterparty is the aggregate of the exposures arising on the underlying product types.

Notes on the consolidated accounts continued

9 Financial instruments – valuation: Valuation reserves continued
The correlation between exposure and counterparty risk is also incorporated within the CVA calculation where this risk is considered significant. The risk primarily arises on credit derivative trades where the default risk of the referenced entity is correlated with the counterparty risk. The risk also arises on trades with emerging market counterparties where the gross mark-to-market value of the trade, and therefore the counterparty exposure, increases as the strength of the local currency declines.

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

The discount rates applied to derivative cash-flows in determining fair value reflect any underlying collateral agreements. Collateralised derivatives are generally discounted at the relevant OIS rates at an individual trade level. Uncollateralised derivatives are discounted with reference to funding levels by applying a funding spread over benchmark interest rates on a portfolio basis (funding valuation adjustment).

Amounts deferred on initial recognition
On initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. At 31 December 2012, net losses of €4 million (2011 – net gains of €2 million; 2010 – net gains of €10 million) were carried forward in the balance sheet. There were no material gains or losses deferred during the year (2011 and 2010 - nil) and no material gains or losses recognised in the income statement,  (2011 – €(8) million; 2010 – €39 million).

Notes on the consolidated accounts continued

9 Financial instruments - valuation continued
Own credit
RBSH Group takes into account the effect of its own credit standing when valuing financial liabilities recorded at fair value in accordance with IFRS. Own credit spread adjustments are made to issued debt held at fair value, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider RBSH Group's creditworthiness when pricing trades.

The adjustment takes into account collateral posted by it and the effects of master netting agreements.

The own credit adjustment for fair value does not alter cash flows, is not used for performance management, is disregarded for regulatory capital reporting processes and will reverse over time as the liabilities mature.

For issued debt and structured notes this adjustment is based on debt issuance spreads above average inter-bank rates (at a range of tenors). Secondary senior debt issuance spreads are used in the calculation of the own credit adjustment applied to senior debt. Where necessary, these quotes are interpolated using a curve shape derived from credit default swap prices.

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

The effect of change in credit spreads could be reversed in future periods, provided the liability is not repaid at a premium or a discount.

The following table shows the cumulative own credit adjustments on own liabilities.

	Debt securities in issue & subordinated liabilities(1) €m	Derivatives €m	Total €m
Cumulative own credit adjustment
2012	(344)	(24)	(368)
2011	(1,303)	(70)	(1,373)
2010	(1,449)	(104)	(1,553)

Book values of underlying liabilities	€bn
2012	2.2
2011	11.2
2010	38.5

Note:
(1)	Designated as at fair value through profit and loss.

Notes on the consolidated accounts continued

9 Financial instruments - valuation continued
Valuation hierarchy
The tables below show the financial instruments carried at fair value by hierarchy - level 1, level 2 and level 3 (1).
	2012				2011				2010
	Total €bn	Level 1 €bn	Level 2 €bn	Level 3 €bn	Total €bn	Level 1 €bn	Level 2 €bn	Level 3 €bn	Total €bn	Level 1 €bn	Level 2 €bn	Level 3 €bn
Assets
Loans and advances:
- banks	1.5	-	1.5	-	2.2	-	2.2	-	0.1	-	0.1	-
- customers	0.4	-	0.4	-	1.0	-	1.0	-	0.3	-	0.1	0.2
Debt securities
Government	8.0	5.2	2.8	0	19.0	12.8	6.2	-	27.2	17.5	9.7	-
RMBS	13.0	-	13.0	-	15.6	-	15.6	-	16.0	-	16.0	-
CDOs	0.1	-	0.1	-	0.2	-	0.2	-	-	-	-	-
CLOs	0.1	-	0.1	-	0.3	-	0.3	-	0.1	-	0.1	-
Other ABS	0.5	-	0.5	-	1.1	-	1.1	-	2.2	-	2.2	-
Corporate	0.2	-	0.2	-	0.5	-	0.4	0.1	3.0	-	2.4	0.6
Other (3)	0.6	-	0.6	-	2.4	0.2	1.9	0.3	3.5	0.1	2.9	0.5
	22.5	5.2	17.3	-	39.1	13	25.7	0.4	52.0	17.6	33.3	1.1
Equity shares	1.1	0.7	0.3	0.1	3.1	2.1	0.5	0.5	22.6	20.4	1.7	0.5
Derivatives
Foreign exchange	1.7	-	1.4	0.3	6.5	-	6.5	-	7.8	0.2	7.6	-
Interest rate	4.9	-	4.9	-	7.4	-	7.2	0.2	12.6	-	12.5	0.1
Equities	0.8	-	0.7	0.1	4.2	-	3.8	0.4	6.3	0.1	5.9	0.3
Commodities	-	-	-	-	0.5	-	0.5	-	-	-	-	-
Credit	0.2	-	0.1	0.1	0.5	-	0.4	0.1	1.6	-	1.4	0.2
	7.6	-	7.1	0.5	19.1	-	18.4	0.7	28.3	0.3	27.4	0.6
Total assets	33.1	5.9	26.6	0.6	64.5	15.1	47.8	1.6	103.3	38.3	62.6	2.4
Liabilities
Deposits:
- banks	1.3	-	1.2	0.1	1.3	-	1.3	-	0.1	-	0.1	-
- customers	0.7	-	0.7	-	1.0	-	1.0	-	2.2	-	2.2	-
Debt securities in issue	1.6	-	1.6	0	10.7	-	10.2	0.5	37.7	-	35.4	2.3
Short positions	-	-	-	-	0.6	0.3	0.2	0.1	2.3	1.8	0.5	-
Derivatives
Foreign exchange	1.7	-	1.6	0.1	6.1	-	6.1	-	7.2	0.2	7.0	-
Interest rate	7.3	-	7.1	0.2	10.2	-	9.7	0.5	13.9	-	13.7	0.2
Equities	0.4	-	0.4	-	2.6	-	2.6	-	10.2	0.1	9.4	0.7
Commodities	-	-	-	-	0.5	0.1	0.4	-	-	-	-	-
Credit	0.2	-	0.1	0.1	0.5	-	0.4	0.1	4.4	-	4.3	0.1
	9.6	-	9.2	0.4	19.9	0.1	19.2	0.6	35.7	0.3	34.4	1.0
Subordinated liabilities	0.7	-	0.7	-	0.5	-	0.5	-	0.8	-	0.8	-
Total liabilities	13.9	-	13.4	0.5	34.0	0.4	32.4	1.2	78.8	2.1	73.4	3.3

For notes relating to this table refer to page 149.

Key Points
•
Level 1 assets represented €5.9 billion and 17.8% (2011 - €15.1 billion and 23.4%) of total assets carried at fair value. Level 2 assets represented €26.6 billion and 80.4% (2011 - €47.8 billion and 74.1%) of total assets carried at fair value.

•
The decrease in assets in level 1 and level 2 reflects the maturity of positions during the year and the transfers to RBS plc, in particular the Dutch Scheme during the later half of 2012. The decrease in liabilities in level 2 relates mainly to a decrease in derivatives and debt securities in issue as a result of the transfers to RBS plc, in particular the Dutch Scheme during the later half of 2012.

•
Level 3 assets of €0.6 billion representing 1.8% (2011 – €1.6 billion and 2.5%) of total assets carried at fair value show a decrease of €1.0 billion largely due to the sale of debt securities and the transfers to RBS plc, in particular the Dutch Scheme during the latter half of 2012. Level 3 liabilities decreased to €0.5 billion, mainly reflecting the maturity of positions and the transfers to RBS plc during 2012.

Notes on the consolidated accounts continued

9 Financial instruments – valuation: Valuation hierarchy continued
The following table analyses level 3 balances and related valuation sensitivities.

		2012			2011
			Sensitivity (2)			Sensitivity (2)
	Assumptions	Balance €m	Favourable €m	Unfavourable €m	Balance €m	Favourable €m	Unfavourable €m
Assets
Debt securities	Proprietary model: credit spreads, indices	7	-	-	439	51	(60)

Equity shares	Valuation statements: fund valuation	118	8	(13)	499	59	(59)

Derivatives
Credit	Proprietary CVA model, industry option and correlation models: counterparty credit risk, correlation, volatility	144	4	(14)	139	44	(26)
Other		323	5	(36)	553	11	(9)
		467	9	(50)	692	55	(35)
Total assets at 31 December		592	17	(63)	1,630	165	(154)

Total assets at December 2010					2,423	168	(139)

Liabilities
Deposits by banks	Proprietary model: credit spreads, indices	84	22	-	-	-	-

Debt securities in issue	Proprietary model: volatility, correlation	37	15	(12)	485	30	(29)

Short positions	Proprietary model: credit spreads, correlation	-	-	-	67	76	-

Derivatives
Credit	Proprietary CVA model, industry option and correlation models: counterparty credit risk, correlation, volatility	46	12	(5)	51	8	(4)
Other		307	18	(47)	582	24	(23)
		353	30	(52)	633	32	(27)
Balance at 31 December		474	67	(64)	1,185	138	(56)

Total liabilities at December 2010					3,316	123	(110)

For notes relating to this table refer to page 149.

Notes on the consolidated accounts continued

9 Financial instruments – valuation: Valuation hierarchy continued
Amounts classified as available-for-sale comprise.

	Total €m	Level 1 €m	Level 2 €m	Level 3 €m	Level 3 sensitivity (2)
2012					€m	€m
Debt securities	21,612	4,312	17,300	-	-	-
Equity shares	45	4	10	31	4	(4)
	21,657	4,316	17,310	31	4	(4)

2011
Debt securities	34,393	11,967	22,386	40	1	(1)
Equity shares	297	5	70	222	32	(33)
	34,690	11,972	22,456	262	33	(34)

2010
Debt securities	42,882	17,509	25,321	52	50	55
Equity shares	308	55	113	140	133	155
	43,190	17,564	25,434	192	183	210

Notes:
(1)	Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments.

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

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, banker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, RBSH Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, majority of CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)
Sensitivity represents the favourable and unfavourable effect on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to RBSH Group's valuation techniques or models. Totals for sensitivities are not indicative of the total potential effect on the income statement or the statement of comprehensive income. The level 3 sensitivities above are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect the likely overall potential uncertainty on the whole portfolio. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities.  In particular, for some of the portfolios the sensitivities may be negatively correlated where a downwards movement in one asset would produce an upwards movement in another, but due to the additive presentation of the above figures this correlation cannot be observed. The actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the above table.

(3)	Primarily includes debt securities issued by banks and building societies.

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

Where markets are liquid or very liquid, little judgement is required. However, when the information regarding the liquidity in a particular market is not clear, a judgement may need to be made. This can be made more difficult as assessing the liquidity of a market may not always be straightforward. For an equity traded on an exchange, daily volumes of trading can be seen, but for an-over-the-counter (OTC) derivative assessing the liquidity of the market with no central exchange can be more difficult. A key related issue is where a market moves from liquid to illiquid or vice versa. Where this change is considered to be temporary, the classification is not changed. For example, if there is little market trading in a product on a reporting date but at the previous reporting date and during the intervening period the market has been considered to be liquid, the instrument will continue to be classified in the same level in the hierarchy. This is to provide consistency so that transfers between levels are driven by genuine changes in market liquidity and do not reflect short term or seasonal effects.

Notes on the consolidated accounts continued

9 Financial instruments - valuation continued
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

The breadth and depth of this data allows a good assessment to be made of liquidity and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available the instrument will be considered to be level 3.

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

The availability and quality of independent pricing information is considered during the classification process. An assessment is made regarding the quality of the independent information. For example where consensus prices are used for non-modeled products, a key assessment of the quality of a price is the depth of the number of prices used to provide the consensus price. If the depth of contributors falls below a set hurdle rate, the instrument is considered to be level 3. This hurdle rate is consistent with the rate used in the IPV process to determine whether or not the data is of sufficient quality to adjust the instrument’s valuations. However where an instrument is generally considered to be illiquid, but regular quotes from market participants exist, these instruments may be classified as level 2 depending on frequency of quotes, other available pricing and whether the quotes are used as part of the IPV process or not.

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

Level 3 portfolios and sensitivity methodologies
For each of the portfolio categories shown in the above table, set out below is a description of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value, including a description of valuation techniques used for levels 2 and 3 and inputs to those models and techniques. Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated. Where there have been significant changes to valuation techniques during the year a discussion of the reasons for this are also included.

Overview of sensitivity methodologies
Reasonably possible alternative assumptions of unobservable inputs are determined based on a 95% confidence interval. The assessments recognise different favourable and unfavourable valuation movements where appropriate. Each unobservable input within a product is considered separately and sensitivity is reported on an additive basis.

Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information taking into account consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 P&L arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Notes on the consolidated accounts continued

9 Financial instruments – valuation: Judgmental issues continue
Debt securities
Residential mortgage-backed securities (RMBS)
RMBS where the underlying assets are US agency-backed mortgages and there is regular trading are generally classified as level 2 in the fair value hierarchy. RMBS are also classified as level 2 when regular trading is not prevalent in the market, but similar executed trades or third-party data including indices, broker quotes and pricing services can be used to substantiate the fair value. RMBS are classified as level 3 when trading activity is not available and a model with significant unobservable data is utilised.

In determining whether an instrument is similar to that being valued, RBSH Group considers a range of factors, principally: the lending standards of the brokers and underwriters that originated the mortgages, the lead manager of the security, the issue date of the respective securities, the underlying asset composition (including origination date, loan to value ratios, historic loss information and geographic location of the mortgages), the credit rating of the instrument, and any credit protection that the instrument may benefit from, such as insurance wraps or subordinated tranches. Where there are instances of market observable data for several similar RMBS tranches, RBSH Group considers the extent of similar characteristics shared with the instrument being valued, together with the frequency, tenor and nature of the trades that have been observed. This method is most frequently used for US and UK RMBS. RMBS of Dutch and Spanish originated mortgages guaranteed by those governments are valued using the credit spreads of the respective government debt and certain assumptions made by RBSH Group, or based on observable prices from Bloomberg or consensus pricing services.

RBSH Group primarily uses an industry standard model to project the expected future cash flows to be received from the underlying mortgages and to forecast how these cash flows will be distributed to the various holders of the RMBS. This model utilises data provided by the servicer of the underlying mortgage portfolio, layering on assumptions for mortgage prepayments, probability of default, expected losses and yield. RBSH Group uses data from third-party sources to calibrate its assumptions, including pricing information from third party pricing services, independent research, broker quotes, and other independent sources. An assessment is made of third party data source to determine its applicability and reliability. RBSH Group adjusts the model price with a liquidity premium to reflect the price that the instrument could be traded in the market and may also make adjustments for model deficiencies.

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

Other asset-backed and corporate debt securities
Where observable market prices for a particular debt security are not available, the fair value will typically be determined with reference to observable market transactions in other related products, such as similar debt securities or credit derivatives. Assumptions are made about the relationship between the individual debt security and the available benchmark data. Where significant management judgement has been applied in identifying the most relevant related product, or in determining the relationship between the related product and the instrument itself, the instrument is classified as level 3.

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

Credit derivatives
RBSH Group's credit derivatives include vanilla and bespoke portfolio tranches, gap risk products and certain other unique trades. Valuation of single name credit derivatives is carried out using industry standard models. Where single name derivatives have been traded and there is a lack of independent data or the quality of the data is weak, these instruments are classified into level 3. These assets will be priced using the Group’s standard credit derivative model using a proxy curve based upon a suitable alternative single name curve, a cash based product or a sector based curve. Where the sector based curve is used, the proxy will be chosen taking maturity, rating, seniority, geography and internal credit review on recoveries into account.

Notes on the consolidated accounts continued

9 Financial instruments - valuation continued
Sensitivities for these instruments will be based upon the selection of reasonable alternative assumptions which may include adjustments to the credit curve and recovery rate assumptions.

The bespoke portfolio tranches are synthetic tranches referenced to a bespoke portfolio of corporate names on which RBSH Group purchases credit protection. Bespoke portfolio tranches are valued using Gaussian Copula, a standard method which uses observable market inputs (credit spreads, index tranche prices and recovery rates) to generate an output price for the tranche via a mapping methodology. In essence this method takes the expected loss of the tranche expressed as a fraction of the expected loss of the whole underlying portfolio and calculates which detachment point on the liquid index, and hence which correlation level, coincides with this expected loss fraction. Where the inputs to this valuation technique are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets. However, all transactions executed with a CDPC counterparty are considered level 3 as the valuation adjustment applied to these exposures is a significant component of these valuations.

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

Other unique trades are valued using a specialised model for each instrument and the same market data inputs as all other trades where applicable. By their nature, the valuation is also driven by a variety of other model inputs, many of which are unobservable in the market. Where these instruments have embedded optionality they are valued using a variation of the Black-Scholes option pricing formula, and where they have correlation exposure they are valued using a variant of the Gaussian Copula model. The volatility or unique correlation inputs required to value these products are generally unobservable and the instruments are therefore deemed to be level 3 instruments.

Equity derivatives
Equity derivative products are split into equity exotic derivatives and equity hybrids. Exotic equity derivatives have payouts based on the performance of one or more stocks, equity funds or indices. Most payouts are based on the performance of a single asset and are valued using observable market option data. Unobservable equity derivative trades are typically complex basket options on stocks. Such basket option payouts depend on the performance of more than one equity asset and require correlations for their valuation. Valuation is then performed using industry standard valuation models, with unobservable correlation inputs calculated by reference to correlations observed between similar underlyings.

Equity hybrids have payouts based on the performance of a basket of underlyings where underlyings are from different asset classes. Correlations between these different underlyings are typically unobservable with no market information on closely related assets available. Where no market for the correlation input exists, these inputs are based on historical time series.

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

Exotic valuation inputs include the correlation between interest rates, foreign exchange rates and commodity prices. Correlations for more liquid rate pairs are valued using independently sourced consensus pricing levels. Where a consensus pricing benchmark is unavailable, these instruments are classified as level 3.The carrying value of debt securities in issue is represented partly by underlying cash and partly through a derivative component. The classification of the amount in level 3 is driven by the derivative component and not by the cash element.

Other financial instruments
In addition to the portfolios discussed above, there are other financial instruments which are held at fair value determined from data which are not market observable, or incorporating material adjustments to market observed data.

Other considerations
Valuation adjustments
CVA applied to derivative exposures to other counterparties and own credit adjustments applied to derivative liabilities (DVA) are calculated on a portfolio basis. Whilst the methodology used to calculate each of these adjustments references certain inputs which are not based on observable market data, these inputs are not considered to have a significant effect on the net valuation of the related portfolios. The classification of the derivative portfolios which the valuation adjustments are applied to is not determined by the observability of the valuation adjustments, and any related sensitivity does not form part of the level 3 sensitivities presented.

CVA is calculated by applying expected losses to potential future exposures whilst DVA is calculated by applying expected gains to potential future liabilities. Expected losses and gains are determined from market implied probability of defaults and internally assessed recovery levels. The probability of default is calculated with reference to observable credit spreads and observable recovery levels. For counterparties where observable data do not exist, the probability of default is determined from the credit spreads and recovery levels of similarly rated entities. A weighting is applied to arrive at the expected loss or gain. The weighting reflects portfolio churn and varies according to counterparty credit quality and hedging considerations.

Notes on the consolidated accounts continued

9 Financial instruments - valuation continued
The unobservable inputs include certain inputs used in the calculation of potential future exposures and liabilities, probabilities of default, and recovery levels together with the weightings applied.

Funding valuation adjustments (FVA)
The discount rates applied to derivative cash-flows in determining fair value reflect any underlying collateral agreements. Collateralised derivatives are generally discounted at the relevant OIS rates whilst uncollateralised derivatives are discounted with reference to funding levels. Whilst the discount rates applied reference certain inputs which are not based on observable market data, these inputs are not considered to have a significant effect on the valuation of the individual trades. The classification of derivatives is not determined by the observability of the discount rates applied, and any related sensitivity does not form part of the level 3 sensitivities presented.

Own credit - issued debt
For issued debt and structured notes the own credit adjustment is based on debt issuance spreads above average inter-bank rates (at a range of tenors). Whilst certain debt issuance spreads are not based on observable market data, these inputs are not considered to have a significant effect on the valuation of individual trades. The classification of issued debt and structured notes is not determined by the observability of the debt issuance spreads applied, and any related sensitivity does not form part of the level 3 sensitivities presented.

Level 3 movement table
	At 1 January 2012 €m	Gains / (losses) recognised in the income statement or SOCI (1, 4) €m	Transfers in/out €m	Issuances €m	Purchases €m	Settlements €m	Transfer to disposal groups & sales €m	Foreign exchange €m	At 31 December 2012 €m	Amounts recorded in the income statement relating to instruments held at year end €m
Assets
FVTPL (2)
Debt securities	399	11	4	-	2	-	(419)	10	7	-
Equity shares	277	(11)	(70)	-	1	-	(113)	3	87	(3)
Derivatives	692	(7)	158	-	11	(306)	(100)	19	467	(47)
FVTPL assets	1,368	(7)	92	-	14	(306)	(632)	32	561	(50)

AFS (3)
Debt securities	40	31	-	-	-	(4)	(67)	-	-	-
Equity shares	222	101	70	-	1	-	(363)	-	31	52
AFS assets	262	132	70	-	1	(4)	(430)	-	31	52
	1,630	125	162	-	15	(310)	(1,062)	32	592	2

Liabilities
Deposits	-	85	-	-	-	-	-	(1)	84	84
Debt securities in issue	485	(22)	-	-	-	(427)	-	1	37	(18)
Short positions	67	(69)	-	-	-	-	-	2	-	-
Derivatives	633	(95)	(51)	-	34	(33)	(153)	18	353	3
	1,185	(101)	(51)	-	34	(460)	(153)	20	474	69

For notes relating to this table refer to page 154.

Key Points
•
Level 3 assets of €1.6 billion decreased by €1.0 billion to €0.6 billion, and level 3 liabilities decreased to €0.5 billion in the year from €1.2 billion. This decrease in level 3 assets and liabilities is mainly due to settlements and sales, including the transfers to RBS plc, in particular the Dutch Scheme during the later half of 2012.

•
Net transfers into level 3 assets of €162 million, reflects transfers from level 2 to level 3, which was partially offset by transfers from level 3 to level 2 of €4 million due to the re-assessment of the impact and nature of unobservable inputs used in valuation models.

•
Net transfers into level 3 liabilities of €51 million, reflects €213 million in transfers from level 2 to level 3, which was offset by €264 million in transfers from level 3 to level 2 due to the availability of observable default risk inputs used in valuation models for swaps.

Notes on the consolidated accounts continued

9 Financial instruments – valuation: Level 3 movement table continued

	At 1 January 2011 €m	Gains / (losses) recognised in the income statement or SOCI (1, 4) €m	Transfers in/out €m	Issuances €m	Purchases €m	Settlements €m	Transfer to disposal groups & sales €m	Foreign exchange €m	At 31 December 2011 €m	Amounts recorded in the income statement relating to instruments held at year end €m
Assets
FVTPL (2)
Loans and advances	242	(20)	-	-	59	(229)	(59)	7	-	-
Debt securities	1,003	(184)	(88)	-	4	(1)	(364)	29	399	35
Equity shares	354	(32)	108	-	9	(85)	(86)	9	277	(27)
Derivatives	632	25	(21)	4	359	(71)	(255)	19	692	89
FVTPL assets	2,231	(211)	(1)	4	431	(386)	(764)	64	1,368	97

AFS (3)	-
Debt securities	52	(1)	-	-	-	(13)	-	2	40	-
Equity shares	140	37	55	-	1	-	(13)	2	222	7
AFS assets	192	36	55	-	1	(13)	(13)	4	262	7
	2,423	(175)	54	4	432	(399)	(777)	68	1,630	104

Liabilities
Debt securities in issue	2,284	(183)	9	537	-	(1,020)	(1,149)	7	485	(10)
Short positions	4	-	65	-	-	(2)	(2)	2	67	-
Derivatives	1,002	(44)	92	5	40	(81)	(411)	30	633	72
Other financial liabilities	26	-	(27)	-	-	-	-	1	-	-
	3,316	(227)	139	542	40	(1,103)	(1,562)	40	1,185	62

Notes:
(1)	Net gains recognised in the income statement were €66 million. None of this relates to discontinued operations. Net losses of €30 million were included in income from trading activities.
(2)	FVTPL: Fair value through profit or loss.
(3)	AFS: Available-for-sale.
(4)	SOCI: Statement of comprehensive income.

Gains and losses recognised on assets held for trading and derivatives have been included in non-interest income from trading activities. Gains and losses on available-for-sale assets have been included in non-interest income and interest income.

Notes on the consolidated accounts continued

9 Financial instruments- valuation continued
Fair value of financial instruments not carried at fair value
The following table shows the carrying values and the fair values of financial instruments carried at amortised cost on the balance sheet.

	2012 Carrying value €m	2012 Fair value €m	2011 Carrying value €m	2011 Fair value €m	2010 Carrying value €m	2010 Fair value €m
Financial assets
Cash and balances at central banks	2,294	2,294	12,609	12,609	8,323	8,323
Loans and advances to banks	13,634	13,646	24,887	24,856	26,594	24,784
Loans and advances to customers	5,932	5,617	28,612	27,684	44,201	43,527
Debt securities	133	133	547	547	263	263
Settlement balances	31	31	2,608	2,608	3,573	3,573

Financial liabilities
Deposits by banks	33,160	33,160	45,272	45,242	31,893	32,348
Customer accounts	1,972	1,972	38,584	38,584	52,693	52,613
Debt securities in issue	1,028	997	6,929	6,923	15,743	15,061
Settlement balances	73	73	2,845	2,845	2,896	2,896
Subordinated liabilities	6,127	5,700	6,336	4,225	6,127	5,250

The fair value is the amount an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates.  Furthermore there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

The fair values of intangible assets, such as core deposits, credit card and other customer relationships are not included in the calculation of these fair values as they are not financial instruments.

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

For certain short-term financial instruments, fair value approximates to carrying value: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks and demand deposits.

Loans and advances to banks and customers
In estimating the fair value of loans and advances to banks and customers measured at amortised cost, RBSH Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)
contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for the majority of Markets and International Banking’s portfolios where most counterparties have external ratings.

(b)
expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios reflecting the more homogeneous nature of these portfolios.

Debt securities
Fair values are determined using discounted cash flow valuation techniques, adjusted for own credit spreads.

Deposits by banks and customer accounts
Fair values of deposits are estimated using discounted cash flow valuation techniques.

Debt securities in issue and subordinated liabilities
Fair values are determined using quoted prices where available or by reference to valuation techniques and adjusting for own credit spreads where appropriate.

Notes on the consolidated accounts continued

10 Financial instruments-maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2012			2011			2010
	Less than 12 months €m	More than 12 months €m	Total €m	Less than 12 months €m	More than 12 months €m	Total €m	Less than 12 months €m	More than 12 months €m	Total €m

Assets
Cash and balances at central banks	2,294	-	2,294	12,609	-	12,609	8,312	11	8,323
Loans and advances to banks	10,278	4,877	15,155	24,016	3,037	27,053	25,304	1,401	26,705
Loans and advances to customers	2,444	3,936	6,380	16,796	12,782	29,578	23,499	20,997	44,496
Debt securities	1,326	21,329	22,655	8,644	31,001	39,645	12,646	39,614	52,260
Equity shares	-	1,127	1,127	-	3,093	3,093	-	22,634	22,634
Settlement balances	29	2	31	2,605	3	2,608	3,553	20	3,573
Derivatives	1,464	6,091	7,555	4,988	14,150	19,138	9,332	18,940	28,272

Liabilities
Deposits by banks	30,083	4,382	34,465	44,762	1,758	46,520	29,159	2,826	31,985
Customer accounts	1,550	1,088	2,638	37,726	1,875	39,601	50,826	4,079	54,905
Debt securities in issue	561	2,041	2,602	5,598	12,116	17,714	14,463	38,948	53,411
Settlement balances and short positions	79	28	107	3,310	99	3,409	4,361	841	5,202
Derivatives	1,568	8,076	9,644	5,226	14,642	19,868	11,472	24,201	35,673
Subordinated liabilities	11	6,840	6,851	61	6,798	6,859	4	6,890	6,894

Assets and liabilities by contractual cash flow maturity
The tables on the following page show the contractual undiscounted cash flows receivable and payable, up to a period of twenty years, including future receipts and payments of interest of on-balance sheet assets by contractual maturity. The balances in the table below do not agree directly with the consolidated balance sheet, as the table includes all cash flows relating to principal and future coupon payments, presented on an undiscounted basis. The tables have been prepared on the following basis:

The contractual maturity of on-balance sheet assets and liabilities highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly by short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the Group across an extensive retail, wealth and SME customer base, and across a wide geographic network. In practice, the behavioural profiles of many assets and liabilities exhibit greater stability and longer maturity than the contractual maturity.

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by the Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment, regardless of whether or not such early repayment results in a penalty.

If the repayment of a financial instrument is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the time band that contains the latest date on which it can be repaid, regardless of early repayment. The liability is included in the time band that contains the earliest possible date on which the conditions could be fulfilled, without considering the probability of the conditions being met.

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

Notes on the consolidated accounts continued

10 Financial instruments - maturity analysis: continued
Assets and liabilities by contractual cash flow maturity continued
The principal amounts of financial assets and liabilities that are repayable after twenty years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after twenty years.

Held-for-trading assets and liabilities - held-for-trading derivative assets and liabilities amounting to €0.2 billion (assets) and €2.4 billion (liabilities) (2011 - €18.7 billion assets and €17.6 billion liabilities; 2010 - €27.6 billion assets and €32.8 billion liabilities) have been excluded from the tables below in view of their short-term nature.

2012	0 - 3 months €m	3 - 12 months €m	1 – 3 Years €m	3 - 5 years €m	5 - 10 years €m	10 - 20 years €m
Assets by contractual maturity
Cash and balances at central banks	2,294	-	-	-	-	-
Loans and advances to banks	9,926	304	433	184	514	3,274
Debt securities	691	1,314	3,838	5,956	6,412	1,207
Settlement balances	30	-	-	-	-	-
Other financial assets	-	-	-	-	-	-
Total maturing assets (a)	12,941	1,618	4,271	6,140	6,926	4,481
Loans and advances to customers	1,465	1,773	998	555	598	682
Derivatives held for hedging	77	31	35	20	3	-
	14,483	3,422	5,304	6,715	7,527	5,163

Liabilities by contractual maturity
Deposits by banks	18,619	11,663	4,247	81	239	325
Debt securities in issue	142	380	608	607	134	850
Subordinated liabilities	29	895	3,148	489	1,633	1,741
Settlement balances and other liabilities	106	-	-	-	-	-
Total maturing liabilities (b)	18,896	12,938	8,003	1,177	2,006	2,916
Customer accounts	1,398	326	231	78	269	6
Derivatives held for hedging	56	244	668	449	317	171
	20,350	13,508	8,902	1,704	2,592	3,093

Maturity gap (a – b)	(5,955)	(11,320)	(3,732)	4,963	4,920	1,565
Cumulative maturity gap	(5,955)	(17,275)	(21,007)	(16,044)	(11,124)	(9,559)

Notes on the consolidated accounts continued

10 Financial instruments - maturity analysis: Assets and liabilities by contractual cash flow maturity continued

2011	0 - 3 months €m	3 - 12 months €m	1 - 3 years €m	3 - 5 years €m	5 - 10 years €m	10 - 20 years €m
Assets by contractual maturity
Cash and balances at central banks	12,607	2	-	-	-	-
Loans and advances to banks	24,095	-	533	1,306	309	580
Debt securities	5,108	3,794	7,808	5,745	11,619	2,731
Settlement balances	2,595	10	-	-	-	-
Other financial assets	-	-	-	-	-	-
Total maturing assets (a)	44,405	3,806	8,341	7,051	11,928	3,311
Loans and advances to customers	11,539	5,657	5,822	3,902	2,986	1,349
Derivatives held for hedging (1)	37	54	206	116	19	12
	55,981	9,517	14,369	11,069	14,933	4,672

Liabilities by contractual maturity
Deposits by banks	43,741	1,067	694	860	204	25
Debt securities in issue	3,737	2,104	4,855	4,444	2,734	1,344
Subordinated liabilities	54	177	256	2,981	1,514	1,006
Settlement balances and other liabilities	3,209	16	14	70	99	1
Total maturing liabilities (b)	50,741	3,364	5,819	8,355	4,551	2,376
Customer accounts	36,929	843	595	524	691	30
Derivatives held for hedging (1)	197	309	948	517	390	202
	87,867	4,516	7,362	9,396	5,632	2,608

Maturity gap (a – b)	(6,336)	442	2,522	(1,304)	7,377	935
Cumulative maturity gap	(6,336)	(5,894)	(3,372)	(4,676)	2,701	3,636

2010	0 - 3 months €m	3 - 12 months €m	1 - 3 years €m	3 - 5 years €m	5 - 10 years €m	10 - 20 years €m
Assets by contractual maturity
Cash and balances at central banks	8,294	-	-	-	-	29
Loans and advances to banks	24,290	1,056	716	164	470	10
Debt securities	7,257	4,674	12,255	12,352	10,485	6,811
Settlement balances	3,573	-	-	-	-	-
Other financial assets	-	-	235	402	-	-
Total maturing assets	43,414	5,730	13,206	12,918	10,955	6,850
Loans and advances to customers	19,329	5,925	10,687	6,063	4,161	1,634
Derivatives held for hedging (1)	45	65	303	139	129	69
	62,788	11,720	24,196	19,120	15,245	8,553

Liabilities by contractual maturity
Deposits by banks	27,450	1,659	899	706	812	245
Debt securities in issue	8,239	6,590	12,757	11,412	12,628	3,048
Subordinated liabilities	88	324	504	3,507	1,465	1,162
Settlement balances and other liabilities	4,287	65	139	266	436	-
Total maturing liabilities	40,064	8,638	14,299	15,891	15,341	4,455
Customer accounts	46,612	1,484	1,199	1,263	2,672	1,948
Derivatives held for hedging (1)	323	449	1,373	627	459	260
	86,999	10,571	16,871	17,781	18,472	6,663

Maturity gap	3,350	(2,908)	(1,093)	(2,973)	(4,386)	2,395
Cumulative maturity gap	3,350	442	(651)	(3,624)	(8,010)	(5,615)

Notes on the consolidated accounts continued

10 Financial instruments - maturity analysis: Assets and liabilities by contractual cash flow maturity continued

Guarantees and commitments	2012 €m	2011 €m	2010 €m
Guarantees (1)	10,070	19,901	24,458
Commitments (2)	5,706	22,378	37,995
	15,776	42,279	62,453

Notes:
(1)	RBSH Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. RBSH Group expects most guarantees it provides to expire unused.
(2)
RBSH Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. RBSH Group does not expect all facilities to be drawn, and some may lapse before drawdown.

11 Financial assets - impairments
The following table shows the movement in the provision for impairment losses for loans and advances.

	Individually assessed €m	Collectively assessed €m	Latent €m	Total 2012 €m	2011 €m	2010 €m
At 1 January	1,343	123	106	1,572	1,572	5,711
Transfers to disposal groups	(94)	(77)	-	(171)	-	(2,377)
Currency translation and other adjustments	(84)	(20)	17	(87)	68	212
Disposals	(556)	(4)	(2)	(562)	(45)	-
Amounts written-off	(411)	(42)	-	(453)	(397)	(1,943)
Recoveries of amounts previously written-off	9	3	-	12	22	59
Charged/(credited) to the income statement – continuing operations	99	17	(86)	30	360	(78)
Unwind of discount (recognised in interest income)	-	-	-	-	(8)	(12)
At 31 December	306	-	35	341	1,572	1,572

Impairment losses (charged)/credited to the income statement
Loans and advances to banks	(15)	-	15
Loans and advances to customers	(15)	(360)	63
	(30)	(360)	78
Recoveries/(recharge to RBS plc) under APS back-to-back agreements	13	58	(138)
Debt securities	(48)	(1,463)	(7)
	(65)	(1,765)	(67)

The following tables show an analysis of impaired financial assets.

	2012			2011			2010
	Cost €m	Provision €m	Carrying value €m	Cost €m	Provision €m	Carrying value €m	Cost €m	Provision €m	Carrying value €m
Loans and advances to banks (1)	-	-	-	52	45	7	55	45	10
Loans and advances to customers (2)	506	306	200	1,878	1,421	457	2,108	1,411	697
	506	306	200	1,930	1,466	464	2,163	1,456	707

Notes:
(1)	Impairment provisions individually assessed.
(2)	All Impairment provisions were individually assessed in 2012. Impairment provisions were individually assessed on balances of €1,711 million in 2011 (2010 – €1,908 million).

	Carrying value 2012 €m	Carrying value 2011 €m	Carrying value 2010 €m
Debt securities	133	515	142

RBSH Group holds collateral in respect of certain loans and advances to banks and to customers that are past due or impaired. Such collateral includes mortgages over property; charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

Loans that have been renegotiated in the past 12 months that would otherwise have been past due or impaired amounted to nil as at 31 December 2012 (2011 – €194 million; 2010 – €438 million).

Notes on the consolidated accounts continued

12 Derivatives
Companies in RBSH Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risks.

RBSH Group enters into fair value hedges, cash flow hedges and hedges of net investments in foreign operations. The majority of RBSH Group's interest rate hedges relate to the management of RBSH Group's non-trading interest rate risk. RBSH Group manages this risk within approved limits. Residual risk positions are hedged with derivatives principally interest rate swaps. Suitable larger ticket financial instruments are fair value hedged; the remaining exposure, where possible, is hedged by derivatives documented as cash flow hedges and qualifying for hedge accounting. The majority of RBSH Group's fair value hedges involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Cash flow hedges relate to exposures to the variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities. RBSH Group hedges its net investments in foreign operations with currency borrowings and forward foreign exchange contracts.

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

The following table shows the notional amounts and fair values of RBSH Group's derivatives.

	2012			2011			2010
	Notional amounts €m	Assets €m	Liabilities €m	Notional amounts €m	Assets €m	Liabilities €m	Notional amounts €m	Assets €m	Liabilities €m
Exchange rate contracts
Spot, forwards and futures	31,204	521	366	104,888	2,585	2,671	216,743	3,947	4,013
Currency swaps	94,278	1,039	1,313	81,318	3,696	3,234	95,131	3,557	2,956
Options purchased	1,664	118	-	5,065	252	-	4,666	241	-
Options written	1,779	-	114	4,409	-	180	4,730	-	252

Interest rate contracts
Interest rate swaps	137,077	4,809	7,230	292,228	6,880	9,854	572,794	12,272	13,524
Options purchased	1,456	82	-	6,815	301	3	11,886	349	43
Options written	1,549	-	27	5,497	-	238	7,638	-	319
Futures and forwards	- -	-	-	873	2	1	1,986	4	1

Credit derivatives	2,748	197	133	11,315	713	650	99,449	1,597	4,413

Equity and commodity contracts	1,706	789	461	18,739	4,709	3,037	186,559	6,305	10,152
		7,555	9,644		19,138	19,868		28,272	35,673

Certain derivative asset and liability balances, which meet the offset criteria in IAS 32 ‘Financial Instruments: Presentation’, are shown net.

Notes on the consolidated accounts continued

12 Derivatives continued
Included on page 160 are derivatives held for hedging purposes as follow:

	2012		2011		2010
	Assets €m	Liabilities €m	Assets €m	Liabilities €m	Assets €m	Liabilities €m
Fair value hedging
Interest rate contracts	104	2,372	362	2,109	606	2,731

Cash flow hedging
Exchange rate contracts	-	-	-	-	-	-
Interest rate contracts	-	-	-	17	-	-

Net investment hedging
Exchange rate contracts	82	26	33	171	34	103

Hedge ineffectiveness recognised in other operating income comprised:

	2012 €m	2011 €m	2010 €m
Fair value hedging
Gains on the hedged items attributable to the hedged risk	354	570	732
Losses on the hedging instruments	(371)	(571)	(738)
Fair value ineffectiveness	(17)	(1)	(6)

The following tables show, for RBSH Group, when the hedged cash flows will affect income for designated cash flow hedges.

2012	0 – 1 years €m	1 – 2 years €m	2 – 3 years €m	3 – 4 years €m	4 – 5 years €m	5 – 10 years €m	10 – 20 years €m	Over 20 years €m	Total €m
Hedged forecast cash flows
affect on profit or loss
Forecast receivable cash flows	-	-	-	-	-	-	-	-	-
Forecast payable cash flows	-	-	-	-	-	-	-	-	-

2011	0 - 1 years €m	1 - 2 years €m	2 - 3 years €m	3 - 4 years €m	4 - 5 years €m	5 - 10 years €m	10 - 20 years €m	Over 20 years €m	Total €m
Hedged forecast cash flows
affect on profit or loss
Forecast receivable cash flows	-	-	-	-	-	-	-	-	-
Forecast payable cash flows	(57)	-	-	-	-	-	-	-	(57)

2010	0 – 1 years €m	1 – 2 years €m	2 – 3 years €m	3 – 4 years €m	4 – 5 years €m	5 – 10 years €m	10 – 20 years €m	Over 20 years €m	Total €m
Hedged forecast cash flows
affect on profit or loss
Forecast receivable cash flows	-	-	-	-	-	2	-	2	4
Forecast payable cash flows	-	-	-	-	-	-	-	(40)	(40)

Notes on the consolidated accounts continued

13 Debt securities

2012	US central and local government €m	Other central and local government €m	Bank and building society €m	Corporate €m	Other financial institutions €m	Total €m	Of which ABS (1) €m
Held-for-trading	-	506	228	16	95	845	-
Designated as at fair value through profit or loss	-	-	-	65	-	65	-
Available-for-sale	1,871	5,557	5,097	143	8,944	21,612	13,777
Loans and receivables	-	-	-	133	-	133	-
	1,871	6,063	5,325	357	9,039	22,655	13,777
Available-for-sale
Gross unrealised gains	284	740	48	13	83	1,168	124
Gross unrealised losses	-	(14)	(609)	-	(894)	(1,517)	(1,503)

2011
Held-for-trading	1,036	1,857	695	326	639	4,553	-
Designated as at fair value through profit or loss	-	152	-	-	-	152	-
Available-for-sale	2,485	13,592	8,181	186	9,949	34,393	17,362
Loans and receivables	-	-	341	174	32	547	-
	3,521	15,601	9,217	686	10,620	39,645	17,362

Available-for-sale
Gross unrealised gains	411	574	30	10	36	1,061	56
Gross unrealised losses	-	(203)	(911)	(1)	(908)	(2,023)	(1,813)

2010
Held-for-trading	34	3,318	2,680	2,036	743	8,811	-
Designated as at fair value through profit or loss	-	304	-	-	-	304	-
Available-for-sale	2,294	21,216	8,692	453	10,227	42,882	18,389
Loans and receivables	-	-	-	106	157	263	-
	2,328	24,838	11,372	2,595	11,127	52,260	18,389

Available-for-sale
Gross unrealised gains	269	644	74	19	1	1,007	69
Gross unrealised losses	-	(716)	(863)	-	(980)	(2,559)	(1,836)

Note:
(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

Net (losses)/gains of €(153) million (2011 – €16 million; 2010 – €323 million) were realised on the sale of available-for-sale debt securities.

Notes on the consolidated accounts continued

13 Debt securities continued
The following table analyses RBSH Group's available-for-sale debt securities and the related yield (based on weighted averages), by remaining maturity and issuer.

	Within 1 Year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
2012	Amount €m	Yield %	Amount €m	Yield %	Amount €m	Yield %	Amount €m	Yield %	Amount €m	Yield %
US central and local government	-	-	1,871	4.52	-	-	-	-	1,871	4.52
Other central and local government	79	0.56	1,716	3.31	2,213	4.12	1,549	4.63	5,557	3.93
Bank and building society	461	0.55	2,495	3.16	2,005	0.97	136	1.41	5,097	1.95
Other financial institutions	85	3.24	1,694	3.17	1,065	4.12	6,100	0.6	8,944	1.52
Corporate	1	2.07	109	3.47	33	3.33	-	-	143	3.43
	626	0.91	7,885	3.48	5,316	2.75	7,785	1.23	21,612	2.38
Of which ABS (1)	455	0.54	4,025	3.21	3,062	2.02	6,235	0.62	13,777	1.66

	Within 1 Year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
2011	Amount €m	Yield %	Amount €m	Yield %	Amount €m	Yield %	Amount €m	Yield %	Amount €m	Yield %
US central and local government	-	-	-	-	2,485	4.53	-	-	2,485	4.53
Other central and local government	3,311	1.67	5,101	3.79	3,505	5.31	1,675	5.87	13,592	3.80
Bank and building society	1,689	1.67	3,935	3.31	2,081	2.20	476	5.11	8,181	2.76
Other financial institutions	182	2.25	1,555	3.47	1,207	3.82	7,005	1.77	9,949	2.29
Corporate	5	1.51	153	3.68	28	3.48	-	-	186	3.59
	5,187	1.68	10,744	3.53	9,306	4.06	9,156	2.60	34,393	3.15

Of which ABS (1)	1,588	1.28	5,019	3.34	3,288	2.77	7,467	1.80	17,362	2.40

Note:
(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities.

14 Equity shares
	2012			2011			2010
	Listed €m	Unlisted €m	Total €m	Listed €m	Unlisted €m	Total €m	Listed €m	Unlisted €m	Total €m
Held-for-trading	998	31	1,029	2,558	-	2,558	21,714	11	21,725
Designated as at fair value through profit or loss	4	49	53	43	195	238	95	506	601
Available-for-sale	16	29	45	14	283	297	64	244	308
	1,018	109	1,127	2,615	478	3,093	21,873	761	22,634

Available-for-sale
Gross unrealised gains	2	7	9	2	155	157	17	103	120
Gross unrealised losses	(1)	-	(1)	(2)	-	(2)	(7)	-	(7)

Net gains/(losses) of €99 million (2011 – €16million; 2010 – €30 million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was €4 million (2011 – €2 million; 2010 – €6 million).

Notes on the consolidated accounts continued

15 Major subsidiaries and participating interests
The principal subsidiary undertakings and participating interests of the company are shown below.  For renamed entities, the entity names used are those applicable as at 27 March 2013. As at 31 December 2012 RBS Holdings had one subsidiary, RBS N.V.

	Country of incorporation	Group interest
RBS Hollandsche N.V., Rotterdam	The Netherlands	100%
RBS Participaties B.V., Amsterdam	The Netherlands	100%
RBS Ventures II B.V., Amsterdam	The Netherlands	100%
RBS Bank (Romania) S.A., Bucharest	Romania	100%
The Royal Bank of Scotland ZAO, Moscow	Russia	100%
The Royal Bank of Scotland Mexico S.A. Institucion de Banca Multiple, Mexico City	Mexico	100%
RBS WCS Holding Company, New York	United States of America	100%
RBS Asia Limited, Hong Kong (1)	Hong Kong	100%
RBS Asia Corporate Finance Ltd., Hong Kong (1)	Hong Kong	100%
The Royal Bank of Scotland China) Co. Limited, Shanghai	China	100%
RBS Leasing (China) Co. Limited, Beijing	China	100%
RBS Business Services Private Limited, Mumbai	India	100%
RBS Financial Services (India) Private Limited, Mumbai	India	100%
RBS Holdings (Australia) Pty Limited, Sydney	Australia	100%
RBS Holdings II (Australia) Pty Limited, Sydney	Australia	100%
RBS Group (Australia) Pty Limited, Sydney	Australia	100%
RBS Securities (Australia) Limited, Sydney	Australia	100%
RBS Group (New Zealand) Limited, Auckland	New Zealand	100%
RBS (New Zealand) Limited, Auckland	New Zealand	100%
Saudi Hollandi Bank, Riyadh (2)	Saudi Arabia	40%

Note:
(1)	RBS Asia Limited & RBS Asia Corporate Finance Limited were transferred to RBSG on 1 February 2013.
(2)	Participating interests that are not 100% consolidated but are accounted for under the equity method.

The list of participating interests for which statements of liability have been issued, has been filed with the Chamber of Commerce in Amsterdam.

The majority of RBSH Group's subsidiaries and participating investments are regulated entities and therefore their ability to transfer funds to RBSH Group is subject to regulatory approvals.

Notes on the consolidated accounts continued

16 Intangible assets

2012	Goodwill €m	Software €m	Other purchased intangibles €m	Total €m
Net book value
At 1 January 2012	7	53	55	115
Reclassification related to disposal groups/discontinued operations	-	(13)	(5)	(18)
Currency translation and other adjustments	(1)	1	3	3
Additions	-	23	-	23
Disposals	(6)	(44)	(2)	(52)
Write-down of goodwill and other intangible assets	-	(4)	-	(4)
Amortisation	-	(15)	(3)	(18)
At 31 December 2012	-	1	48	49

Representing:
Cost	-	3	56	59
Cumulative impairment and amortisation	-	(2)	(8)	(10)

2011
Net book value
At 1 January 2011	9	123	67	199
Currency translation and other adjustments	-	(4)	3	(1)
Additions	-	50	-	50
Disposals	-	(29)	-	(29)
Write-down of goodwill and other intangible assets	(2)	(27)	-	(29)
Amortisation	-	(60)	(15)	(75)
At 31 December 2011	7	53	55	115

Representing:
Cost	18	457	59	534
Cumulative impairment and amortisation	(11)	(404)	(4)	(419)

2010
Net book value
At 1 January 2010	195	375	75	645
Reclassification related to disposal groups/discontinued operations	(194)	(194)	(65)	(453)
Currency translation and other adjustments	-	6	7	13
Additions	8	24	52	84
Disposals	-	(3)	-	(3)
Write-down of goodwill and other intangible assets	-	(1)	(1)	(2)
Amortisation	-	(84)	(1)	(85)
At 31 December 2010	9	123	67	199

Representing
Cost	18	1,097	67	1,182
Cumulative impairment and amortisation	(9)	(974)	-	(983)

Impairment review
RBSH Group's goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit (CGU) to which goodwill has been allocated with its carrying value. As at 31 December 2012 and 2011 there were no significant goodwill balances. Impairment of software was caused mainly by the migration of various platforms to the RBS environment due to restructuring activities, as well as changes in the planned software roll-out schedule.

Notes on the consolidated accounts continued

17 Property, plant and equipment

2012	Freehold premises €m	Short leasehold premises €m	Other premises €m	Computers and other equipment €m	Operating lease assets €m	Total €m
Net book value
At 1 January 2012	56	35	-	61	-	152
Reclassification related to disposal groups/discontinued operations	(9)	(6)	-	(41)	-	(56)
Additions	-	12	-	24	-	36
Disposals	(33)	(30)	-	(12)	-	(75)
Depreciation	2	(8)	-	(25)	-	(31)
Currency translation and other adjustments	(7)	(1)	-	(3)	-	(11)
At 31 December 2012	9	2	-	4	-	15

Representing:
Cost	9	7	-	13	-	29
Cumulative impairment and depreciation	-	(5)	-	(9)	-	(14)

2011
Net book value
At 1 January 2011	95	35	65	88	-	283
Reclassification related to disposal groups/discontinued operations	(4)	-	(65)	(25)	-	(94)
Additions	33	29	-	45	-	107
Disposals	(57)	(1)	-	(16)	-	(74)
Depreciation	(4)	(16)	-	(44)	-	(64)
Currency translation and other adjustments	(7)	(12)	-	13	-	(6)
At 31 December 2011	56	35	-	61	-	152

Representing:
Cost	101	111	4	299	-	515
Cumulative impairment and depreciation	(45)	(76)	(4)	(238)	-	(363)

2010
Net book value
At 1 January 2010	1,159	151	82	284	285	1,961
Reclassification related to disposal groups/discontinued operations	(1,073)	(92)	-	(177)	(285)	(1,627)
Additions	26	8	-	54	-	88
Disposals	-	(16)	(15)	(16)	-	(47)
Impairment losses	-	(1)	-	(4)	-	(5)
Depreciation	(13)	(17)	(3)	(61)	-	(94)
Currency translation and other adjustments	(4)	2	1	8	-	7
At 31 December 2010	95	35	65	88	-	283

Representing:
Cost	129	148	4	693	-	974
Cumulative impairment and depreciation	(34)	(113)	61	(605)	-	(691)

During the year ended 31 December 2012 €1 million (2011 – €1 million; 2010 – €(3) million) was recognised as rental income in the income statement and nil (2011 – nil; 2010 – nil) in respect of directly related expenses.

Notes on the consolidated accounts continued

18 Prepayments, accrued income and other assets
	2012 €m	2011 €m	2010 €m
Prepayments and deferred expenses	97	649	1,258
Current tax	103	444	696
Pension schemes in net surplus (see Note 4)	-	61	110
Other assets (1)	1,269	4,492	3,848
	1,469	5,646	5,912

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh (€707 million, 2011 - €628 million, 2012 - €525 million), refer to page 121 - Accounting Policy 2.

19 Discontinued operations and assets and liabilities of disposal groups
(a) Profit/(loss) from discontinued operations, net of tax
	2012 €m	2011 €m	2010 €m
Total income	36	48	1,415
Operating expenses	(3)	(4)	(1,094)
Impairment recoveries/(losses)	(5)	9	(45)
Profit/(loss) before tax	28	53	276
Gain on disposal before recycling of reserves	-	-	1,984
Recycled reserves	-	-	(1,180)
Operating profit before tax	28	53	1,080
Tax on profit	(11)	(13)	(95)
Profit/(loss) after tax	17	40	985

All Dutch State acquired businesses are classified as discontinued operations. Following the successful demerger of the majority of the Dutch State acquired businesses into the new ABN AMRO Bank on 6 February 2010, these businesses met the IFRS requirements of a disposal group held for sale. Legal separation of the new ABN AMRO Bank occurred on 1 April 2010 through a sale of the shares in that entity by RBS Holdings N.V. to a holding company called ABN AMRO Group N.V., a newly incorporated entity owned by the Dutch State. The gain on sale for the Dutch State acquired businesses was included within the distribution paid to RFS Holdings, in favour of the Dutch State, see Note 7. This disposal group represented a major line of business and therefore results for the period are presented as results from discontinued operations as a single line item in the consolidated income statement with prior period amounts re-presented. Profits from discontinued operations include the related operating results and if applicable the gain on sale.

(b) Cash flows attributable to discontinued operations

Included within RBSH Group's cash flows are the following amounts attributable to discontinued operations:
	2012 €m (1)	2011 €m (1)	2010 €m
Net cash flows from operating activities	-	-	(1,780)
Net cash flows from investing activities	-	-	452
Net cash flows from financing activities	-	-	145
Net decrease in cash and cash equivalents	-	-	(1,183)

Note:
(1)   The effect of net cash flows from discontinued operations on the consolidated assets and liabilities of RBSH Group for 2012 and 2011 was nil, due to the net cash flows being internally funded.

Notes on the consolidated accounts continued

19 Discontinued operations and assets and liabilities of disposal groups continued
(c) Assets and liabilities of disposal groups
	2012
	Transfers (1) €m	Other (2) €m	Total €m	2011(3) €m	2010(3) €m
Assets of disposal groups
Cash and balances at central banks	3,543	22	3,565	306	177
Loans and advances to banks	1,210	68	1,278	987	27
Loans and advances to customers	2,264	976	3,240	2,440	1,892
Debt securities and equity shares	2,665	244	2,909	1,502	217
Derivatives	1,932	-	1,932	739	-
Intangible assets	18	-	18	-	-
Settlement balances	-	-	-	306	-
Property, plant and equipment	56	1	57	94	1
Other assets	781	24	805	321	46
	12,469	1,335	13,804	6,695	2,360
Liabilities of disposal groups
Deposits by banks	864	1	865	445	-
Customer accounts	6,567	901	7,468	2,826	1,585
Derivatives	1,902	-	1,902	1,052	-
Settlement balances and short positions	142	-	142	393	-
Subordinated liabilities	219	-	219	-	-
Other liabilities	385	45	430	577	272
	10,079	947	11,026	5,293	1,857
Notes:
(1)	These assets and liabilities relate largely to businesses which will be transferred to entities outside RBSH Group but within the RBSG Group as part of the Transfers for 2013.
(2)	Other assets and liabilities relate to businesses transferring outside of the RBSG Group.
(3)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

As at 31 December 2012 the assets and liabilities of disposal groups represented balances of a number of businesses in the Asian region, loan portfolios in the Latin American region and remaining Private Equity portfolios within the Non-Core segment, as well as the remaining Dutch State acquired businesses.

In addition, they include assets and liabilities relating largely to businesses in India, Russia, Republic of Korea, Thailand, North America and Romania, which represent the third phase of the planned transfer of a substantial part of the business activities of RBS N.V. to RBS plc as announced by RBSH Group on 19 April 2011. These transfers are due to take place within a year of the balance sheet date and will be transferred by novations, market mechanisms or share sales; subject to further analysis and required regulatory and other approvals. These businesses relate to the Markets and International Banking segments. The business located in North America is largely business focusing on deposit and money markets and the businesses in Asia relate to emerging markets, shared services and transaction services.

As these transfers do not represent a separate major line of business or geographical region, their results for the period are not presented as results from discontinued operations.

In accordance with the classification of financial instruments in IAS 39, cash and balances at central banks, loans and advances to banks and to customers, deposits by banks and customer accounts and settlement balances, included within assets and liabilities of disposal groups are classified as financial instruments at amortised cost.  Derivatives included within assets and liabilities of disposal groups are classified as held-for-trading and measured at fair value. The majority of debt securities and equity shares within assets of disposal groups are either classified as held for trading €618 million (2011 - €1,215 million; 2010 - nil) or as available-for-sale € 1,433 million (2011 - €110 million; 2010 - €1 million) and are measured at fair value. The majority of financial instruments carried at fair value within assets and liabilities of disposal groups at 31 December 2012 and 2011 are classified as level 2.

These transfers are subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures, any of which may affect the timing and scope of actual disposal.

As at 31 December 2011 the assets and liabilities of disposal groups represented balances of a number of businesses in the Asian, EMEA and Latin American regions and remaining Private Equity portfolios within the Non-Core segment, as well as the remaining Dutch State acquired businesses. In addition, they included assets and liabilities relating largely to businesses in Singapore, Australia and Kazakhstan, which were transferred to RBS plc during the first half of 2012.

Notes on the consolidated accounts continued

20 Settlement balances and short positions
	2012 €m	2011 €m	2010 €m
Settlement balances (amortised cost)	73	2,844	2,896
Short positions (held-for-trading):
Debt securities
– Government	-	42	80
– Other issuers	23	229	114
Equity shares	11	294	2,112
	107	3,409	5,202

21 Accruals, deferred income and other liabilities
	2012 €m	2011 €m	2010 €m
Current taxation	211	285	261
Accruals	42	199	631
Deferred income	111	835	1,290
Other liabilities	1,418	2,516	3,031
	1,782	3,835	5,213

Included in other liabilities are provisions for liabilities and charges as follow:

Provisions	2012 €m	2011 €m	2010 €m
Insurance fund liabilities	-	-	5
Provisions for contributions to post retirement healthcare	-	-	-
Other staff provisions	-	42	52
Restructuring provisions	8	40	101
US dollar clearing provision	-	-	-
Other provisions	280	324	666
	288	406	824

Movements in provisions are as follow:

	Insurance fund Liabilities €m	Other staff Provisions €m	Restructuring €m	Other Provisions €m
At 1 January 2011	5	52	101	666
Reclassification related to disposal groups/discontinued operations	-	-	-	(27)
Currency translation and other movements	(5)	(1)	-	2
Acquisitions/disposals	-	-	(5)	(81)
Charge to income statement	-	10	2	72
Releases to income statement	-	(6)	-	(161)
Provisions utilised	-	(13)	(58)	(147)
At 1 January 2012	-	42	40	324
Reclassification related to disposal groups/discontinued operations	-	(16)	-	(23)
Currency translation and other movements	-	-	(7)	6
Acquisitions/disposals	-	(26)	-	(67)
Charge to income statement	-	-	28	135
Releases to income statement	-	-	(8)	(6)
Provisions utilised	-	-	(53)	(81)
At 31 December 2012	-	-	-	288

Other provisions include provision for claims and litigation (refer to page 170 for details), tax provisions and other provisions arising in the normal course of business.

Notes on the consolidated accounts continued

21 Accruals, deferred income and other liabilities continued

Movements in litigation provisions are as follow:	€m
At 1 January 2012	79
Currency translation and other movements	-
Acquisitions/disposals	-
Charge to income statement	51
Releases to income statement	-
Provisions utilised	(23)
At 31 December 2012	107

Arising out of its normal business operations, RBSH Group is party to legal proceedings in the Netherlands, United Kingdom, the United States and other jurisdictions. Litigation provisions at 31 December 2012 related to numerous proceedings; no individual provision is material. Detailed descriptions of the Group’s legal proceedings and discussion of the associated uncertainties are given in Note 28.

22 Deferred taxation
	2012 €m	2011(1) €m	2010(1) €m
Deferred tax asset	(420)	(444)	(5,440)
Deferred tax liability	40	201	260
Net deferred tax asset	(380)	(243)	(5,180)

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

	Pension €m	Accelerated capital allowances €m	Provisions €m	Revaluations / Deferred Gains €m	Available-for-sale financial assets €m	Intangibles €m	Cash flow hedging €m	Tax losses carried forward €m(1)	Other €m	Total €m
At 1 January 2011 (2)	(64)	6	(70)	65	(820)	(8)	(2)	(3,832)	(455)	(5,180)
Transfers to disposal groups	-	1	19	-	-	-	-	93	-	113
(Disposal)/acquisition of subsidiaries	-	-	(46)	-	-	-	-	-	145	99
Settlements with RBSG Group	-	-	-	-	-	-	-	3,632	-	3,632
Charge/(credit) to income statement	32	(8)	36	16	-	-	(3)	75	205	353
Charge/(credit) to other comprehensive income	-	-	-	-	773	-	3	-	-	776
Currency translation and other adjustments	2	(1)	(1)	4	53	-	(3)	(168)	78	(36)
At 1 January 2012 (2)	(30)	(2)	(62)	85	6	(8)	(5)	(200)	(27)	(243)
Transfers to and from disposal groups	24	-	3	-	-	-	-	(93)	8	(58)
(Disposal)/acquisition of subsidiaries	3	-	8	-	-	5	-	-	17	33
Charge/(credit) to income statement	2	1	47	(50)	-	3	-	(44)	(20)	(61)
Charge/(credit) to other comprehensive income	-	-	-	-	(5)	-	5	-	-	-
Currency translation and other adjustments	-	-	1	-	-	-	-	(55)	3	(51)
At 31 December 2012 (3)	(1)	(1)	(3)	35	1	-	-	(392)	(19)	(380)

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

(2)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.
(3)
Other deferred tax assets are recognised, that depend on the availability of future taxable profits in excess of profits arising from the reversal of other temporary differences. Tax losses in the Netherlands can be carried forward for up to nine years, however business projections prepared for impairment review indicate it is probable that insufficient future taxable income will be available against which to offset these recognised deferred tax assets in respect of the unused tax losses. Therefore these tax assets have been fully impaired. For the remaining deferred tax assets, business projections prepared for impairment reviews indicate that it is probable that sufficient future taxable income will be available against which to offset these recognised deferred tax assets. In jurisdictions where doubt exists over the availability of future taxable profits, deferred tax assets of €2,930 million (2011 – €4,034 million; 2010 – €2,800 million) have not been recognised in respect of tax losses carried forward of €11,796 million (2011 – €17,158 million; 2010 – €12,127 million). Of these losses, €46 million will expire within one year, €7 million within five years and €10,104 million thereafter. The balance of tax losses carried forward has no time limit.

Notes on the consolidated accounts continued

23 Subordinated liabilities
	2012 €m	2011 €m	2010 €m
Dated loan capital	4,417	4,526	4,739
Trust preferred securities	2,434	2,333	2,155
	6,851	6,859	6,894

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

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next call date.

	2013 €m	2014 €m	2015 - 2017 €m	2018 - 2022 €m	Thereafter €m	Perpetual €m	Total €m
2012 – final redemption
Sterling	-	-	-	-	-	-	-
US dollars	-	-	1,100	610	-	2,434	4,144
Euro	-	-	1,633	256	218	-	2,107
Other	-	-	-	600	-	-	600
Total	-	-	2,733	1,466	218	2,434	6,851

	Currently €m	2013 €m	2014 €m	2015 - 2017 €m	2018 - 2022 €m	Thereafter €m	Perpetual €m	Total €m
2012 – call date
Sterling	-	-	-	-	-	-	-	-
US dollars	3,534	-	-	-	610	-	-	4,144
Euro	1,504	88	-	41	256	218	-	2,107
Other	-	600	-	-	-	-	-	600
Total	5,038	688	-	41	866	218	-	6,851

	2012 €m	2013 €m	2014 - 2016 €m	2017 - 2021 €m	Thereafter €m	Perpetual €m	Total €m
2011 – final redemption
Sterling	-	-	-	-	-	-	-
US dollars	-	-	1,121	597	228	2,333	4,279
Euro	-	-	1,547	264	113	-	1,924
Other	-	-	-	656	-	-	656
Total	-	-	2,668	1,517	341	2,333	6,859

	Currently €m	2012 €m	2013 €m	2014 - 2016 €m	2017 - 2021 €m	Thereafter €m	Perpetual €m	Total €m
2011 – call date
Sterling	-	-	-	-	-	-	-	-
US dollars	3,454	-	-	-	597	228	-	4,279
Euro	1,506	110	-	41	171	96	-	1,924
Other	-	-	606	-	50	-	-	656
Total	4,960	110	606	41	818	324	-	6,859

	2011 €m	2012 €m	2013 - 2015 €m	2016 - 2020 €m	Thereafter €m	Perpetual €m	Total €m
2010 – final redemption
Sterling	4	-	-	-	-	-	4
US dollars	-	-	1,087	578	302	2,155	4,122
Euro	-	-	1,505	341	291	-	2,137
Other	-	-	-	631	-	-	631
Total	4	-	2,592	1,550	593	2,155	6,894

Notes on the consolidated accounts continued

23 Subordinated liabilities continued

	Currently €m	2011 €m	2012 €m	2013 - 2015 €m	2016 - 2020 €m	Thereafter €m	Perpetual €m	Total €m
2010 – call date
Sterling	4	-	-	-	-	-	-	4
US dollars	3,242	-	-	-	578	302	-	4,122
Euro	1,500	18	80	-	261	278	-	2,137
Other	-	-	-	582	49	-	-	631
Total	4,746	18	80	582	888	580	-	6,894

Dated loan capital
	2012 €m	2011 €m	2010 €m
€250 million 4.70% CMS linked subordinated notes 2019	244	163	209
€100 million 5.13% flip flop Bermudan callable subordinated notes 2017 (callable annually from December 2012)	88	93	80
€13 million zero coupon subordinated notes 2029 (callable annually from June 2009)	13	17	13
€170 million floating rate sinkable subordinated notes 2041	204	96	278
€15 million CMS linked floating rate subordinated notes 2020	13	8	11
€1,500 million floating rate Bermudan callable subordinated notes 2015 (callable quarterly from June 2010)	1,499	1,501	1,500
€5 million floating rate Bermudan callable subordinated notes 2015 (callable quarterly from October 2010)	5	5	5
US$129 million (2011 and 2010 - US$165 million) 6.14% subordinated notes 2019	92	91	121
US$72 million 5.98% subordinated notes 2019	70	56	49
US$500 million 4.65% subordinated notes 2018	448	450	408
US$1,500 million floating rate Bermudan callable subordinated notes 2015 (callable quarterly from March 2010)	1,100	1,121	1,087
AUD575 million 6.50% Bermudan callable subordinated notes 2018 (callable quarterly from May 2013)	462	468	448
AUD175 million floating rate Bermudan callable subordinated notes 2018 (callable quarterly from May 2013)	138	138	134
€26 million 7.42% subordinated notes 2016	32	32	32
€7 million 7.38% subordinated notes 2016	9	9	9
£25 million amortising MTN subordinated notes 2011	-	-	4
US$136 million (2011 and 2010 - US$ 250 million) 7.75% fixed rate subordinated notes 2023 *	-	108	189
US$150 million 7.13% fixed rate subordinated notes 2093 *	-	120	113
MYR200 million 4.15% subordinated notes 2017 **	-	50	49
	4,417	4,526	4,739
* transferred to liabilities of disposal groups as at 31 December 2012
** transferred to RBS plc during 2012

Trust preferred securities (1, 2)
	2012 €m	2011 €m	2010 €m
US$1,285 million 5.90% Trust Preferred V (callable any time from July 2008)	952	913	842
US$200 million 6.25% Trust Preferred VI (callable any time from September 2008)	148	142	131
US$1,800 million 6.08% Trust Preferred VII (callable any time from February 2009)	1,334	1,278	1,182
	2,434	2,333	2,155

Notes:
(1)
Dividends are non-cumulative. They cannot be declared if RBS Holdings N.V. has not paid dividends on any parity securities. Distributions must be made, subject to the restrictions described in (2) below, if RBS Holdings N.V. pays a dividend on its ordinary shares or on its parity securities or redeems or repurchases such securities.

(2)	The trust preferred securities are subject to restrictions on coupon payments agreed with the European Commission (see page 171).

Notes on the consolidated accounts continued

24 Share capital
Movement in ordinary shares in issue	Number	€m
Issued and fully paid
At 1 January 2012	3,306,843,332	1,852
Transferred to share premium	(3,306,754,046)	(1,852)
Share issue as a result of the Dutch Scheme	1	0
Balance at 31 December 2012	89,287	0

Issued and fully paid
At 1 January 2011	3,306,843,332	1,852
Balance at 31 December 2011	3,306,843,332	1,852

Issued and fully paid
At 1 January 2010	3,306,843,332	1,852
Balance at 31 December 2010	3,306,843,332	1,852

The Company’s authorised share capital amounts to €224,000. It is divided into 400,000 ordinary shares, each with a nominal value of €0.56. There are no issued ordinary shares that have not been fully paid.

The General Meeting of the Shareholders of RBS Holdings N.V. approved on the 29 February 2012 and executed on 21 June 2012, a reduction of the issued capital to €50,000 through a purchase of 3,306,754,046 shares from its shareholder for no consideration followed by a cancellation of those shares, and to reduce its authorised share capital to €224,000.

As a part of the Dutch Scheme one share was issued against the share premium account, see page 9 for further details.

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

25 Reserves
Share premium reserve
In 2012 share premium increased by €1.9 billion as a result of a transfer in from share capital, see note 24 for details.  In addition, as part of the Dutch Scheme, see page 9 for details, €0.9 billion was transferred to RBS plc in September 2012. There were no movements in the share premium reserve in 2011. In 2010, in order to capitalise the remaining shared assets and the remaining Dutch State acquired businesses, Santander and the Dutch State through RFS Holdings B.V. contributed €0.1 billion and €0.3 billion of share premium. RBSG Group contributed €0.5 billion to share premium in the second half of 2010. During 2009, RFS Holdings B.V. contributed €6.6 billion of share premium.

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

Notes on the consolidated accounts continued

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

Synthetic securitisations
RBSH Group’s securitisations portfolio comprises own originated programs as well as sponsor and investor positions. The legacy, own originated ‘Basel I’ programs were structured to provide Basel I related capital relief. Since June 2010, under Basel II, these programs no longer provide any relief. Most of the legacy programs were unwound in the course of 2010 and 2011. There were no synthetic securitisations in 2012 (2011 – €0.3 billion; 2010 – €10.9 billion). The 2010 amount relates to a synthetic securitisation transaction between RBSH Group and RBS plc to improve the capital position of RBSH Group. Protection is purchased from RBS plc on a portfolio of corporate loans.

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

The fair value of securities transferred under repurchase transactions included within debt securities on the balance sheet was €10.9 billion (2011 – €17.3 billion; 2010 – €9.8 billion). Securities received as collateral under reverse repurchase agreements amounted to €0.1 billion (2011 – €9.4 billion; 2010 – €8.1 billion). All of these securities could be sold or repledged by the holder.

Other collateral given
This primarily relates to as assets pledged for bank and other borrowings.

Assets pledged against liabilities	2012 €m	2011 €m	2010 €m
Loans and advances to customers	-	335	423
Debt securities	3,887	329	-
	3,887	664	423

Liabilities secured by assets	2012 €m	2011 €m	2010 €m
Deposits by banks	3,557	28	-
Debt securities in issue	-	636	387
	3,557	664	387

RBSH Group transferred certain assets resulting in their derecognition, RBSH Group has no continuing involvement as defined in IFRS 7 in these assets at 31 December 2012.

Notes on the consolidated accounts continued

27 Capital resources
RBSH Group's regulatory capital resources were as follow:

Composition of regulatory capital	2012 €m	2011 €m(1)	2010 €m(1)
Tier 1
Controlling interests	1,799	3,395	4,958
Non-controlling interests	-	21	24
Adjustment for:
– Goodwill and other intangible assets	(4)	(10)	(25)
– Unrealised losses on available-for-sale debt securities	2,492	3,066	2,530
– Unrealised gains on available-for-sale equities	(19)	(148)	(112)
– Other regulatory adjustments	(442)	(1,298)	(1,265)
Core Tier 1 capital	3,826	5,026	6,110
Trust preferred securities	2,470	2,511	2,421
Less deductions from Tier 1 capital	(1,757)	(475)	(876)
Total Tier 1 capital	4,539	7,062	7,655

Tier 2
Unrealised gains on available-for-sale equities	19	148	112
Subordinated debt	3,218	3,699	4,105
Less deductions from Tier 2 capital	(1,303)	(639)	(876)
Total Tier 2 capital	1,934	3,208	3,341

Total regulatory capital	6,473	10,270	10,996

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

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

Notes on the consolidated accounts continued

28 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2012. Although RBSH Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of RBSH Group's expectation of future losses.

	Less than 1 year €m	More than 1 year but less than 3 years €m	More than 3 years but less than 5 years €m	Over 5 years €m	2012 €m	2011 €m	2010 €m
Contingent liabilities:
Guarantees and assets pledged as collateral security	3,571	749	1,686	4,064	10,070	20,903	23,930
Other contingent liabilities	528	331	96	54	1,009	2,294	4,815
	4,099	1,080	1,782	4,118	11,079	23,197	28,745

Commitments:
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	1,990	-	-	-	1,990	2,918	4,032
– one year and over	-	1,542	1,218	244	3,004	19,359	33,845
Other commitments	484	21	206	1	712	101	117
	2,474	1,563	1,424	245	5,706	22,378	37,994

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

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities. In the normal course of business, liabilities and contingent liabilities arise in respect of RBSH Group’s tax position in the various jurisdictions in which it operates. RBSH Group makes provision for any liabilities in accordance with its accounting policy for provisions (page 124). Estimating the financial effect of certain contingent tax liabilities, for which the possibility of any outflow in settlement is remote and not probable, is not practicable.

Also included within contingent liabilities as at 31 December 2012 is €4.0 billion which relates to RBSH Groups obligations over liabilities held within the Dutch State acquired businesses included in the new ABN AMRO Bank N.V. On the division of an entity by demerger, Dutch law establishes a cross liability between surviving entities in respect of the creditors at the time of the demerger. RBSH Group’s cross liability is limited by law to the lower of its equity and the eligible debts of ABN AMRO Bank N.V. on 6 February 2010. The likelihood of any cross liability crystallising is considered remote.

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

Notes on the consolidated accounts continued

28 Memorandum items continued
Contractual obligations for future expenditure not provided in the accounts
The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2012 €m	2011 €m	2010 €m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
Within 1 year	29	81	95
After 1 year but within 5 years	48	154	206
After 5 years	30	272	284
	107	507	585
Property, plant and equipment
Other capital expenditure	-	-	2

Contracts to purchase goods or services (2)	-	-	-
Total	107	507	587

Notes:
(1)	Predominantly property leases
(2)	Of which due within 1 year: nil (2011 – nil; 2010 – € nil)

Litigation, investigations and reviews
The RBSG Group and certain RBSG Group members are party to legal proceedings, investigations and regulatory matters in the Netherlands, the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBSH Group incurring a liability. RBSH Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

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

While the outcome of the legal proceedings, investigations and regulatory matters in which RBSH Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2012.

The material legal proceedings, investigations and reviews involving RBSH Group are described below. If any such matters were resolved against RBSH Group, these matters could, individually or in the aggregate, have a material adverse effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

Litigation
Madoff
In December 2010, Irving Picard, as Trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a clawback claim against RBS N.V. in New York bankruptcy court.  In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud.’ The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. RBSH Group considers that it has substantial and credible legal and factual defences to these claims and intends to defend itself vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of RBSG Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of RBSG Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws and state statutory and common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. RBSG Group considers that it has substantial and credible legal and factual defences to these and prospective claims. It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

Notes on the consolidated accounts continued

28 Memorandum items: Litigation continued
World Online
In November 2009, the Supreme Court in the Netherlands gave a declaratory judgment against World Online International N.V. (World Online), Goldman Sachs International and ABN AMRO Bank N.V. (now RBS N.V.) in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment did not establish liability or the amount of any loss. The defendant banks have paid settlement sums to certain investors and are in discussions regarding claims of other investors, including a potential claim brought to RBSH Group's attention in December 2011 on behalf of a group of individuals linked to a company acquired by World Online in 2000. RBSH Group does not believe that such settlements or any final liability or loss will have a material adverse effect on RBSH Group's financial position or profitability.

Complex Systems
RBS N.V. is the defendant in an action pending in the United States District Court for the Southern District of New York filed by Complex Systems, Inc. (CSI). The plaintiff alleges that RBS N.V. has since late 2007 been using BankTrade, plaintiff's back-office trade finance processing software, without a valid license, in violation of the US Copyright Act. Plaintiff has submitted an expert report which purports to establish that plaintiff's damages under the Copyright Act would be in excess of US$300 million if RBS N.V. is held liable. RBS N.V. denies that it has ever lacked a valid license to use the software and disputes the amount of damages claimed. RBS N.V.'s alleged liability was the subject of cross-summary judgement motions, which were filed in September 2012. Recently, RBS N.V.'s motion for summary judgement was denied, and CSI's motion for summary judgement was granted. A trial on damages will be scheduled.

CPDO Litigation
In November 2012, the Federal Court of Australia gave a judgment against RBS N.V. and others in relation to claims involving the rating and sale of a structured financial product known as a constant proportion debt obligation (a CPDO). It held that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. The judgment may potentially have significance to other CPDOs issued by RBS N.V. in Australia and other jurisdictions. RBS N.V. cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with this lawsuit.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of RBSH Group are engaged in other legal proceedings in the Netherlands and a number of overseas jurisdictions, including the United Kingdom and the United States, involving claims by and against them arising in the ordinary course of business. RBSH Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a material adverse effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

Investigations and reviews
RBSH Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the Netherlands, the United Kingdom, the European Union, the United States and elsewhere. RBSH Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the Netherlands, the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by RBSH Group, remediation of systems and controls, public or private censure, restriction of RBSH Group’s business activities or fines.

Any of these events or circumstances could have a material adverse effect on RBSH Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the Netherlands, the United Kingdom, the European Union, the United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond RBSH Group’s control.

RBSH Group is cooperating fully with the investigations and reviews described below.

LIBOR and other trading rates
On 6 February 2013 RBSG Group announced a settlement with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). RBSG Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the Department of Justice, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. RBS Securities Japan Limited agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR. RBSG Group continues to co-operate with investigations by various other governmental and regulatory authorities into its submissions, communications and procedures relating to the setting of LIBOR and other trading rates, including authorities in the US and Asia. RBSG Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission and Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. RBSG Group is also co-operating with these investigations.

It is not possible to estimate reliably what effect the outcome of these remaining investigations, any regulatory findings and any related developments may have on RBSG Group, including the timing and amount of further fines, sanctions or settlements, which may be material.

Notes on the consolidated accounts continued

28 Memorandum items: Investigations and reviews continued
Other Investigations
On 27 July 2011, RBSG Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, RBSG Group agreed to create the following written plans or programmes:

•
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBSG Group’s U.S. operations on an enterprise-wide and business line basis;

•	an enterprise-wide risk management program for RBSG Group’s U.S. operations;

•	a plan to oversee compliance by RBSG Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance;

•	a Bank Secrecy Act/anti-money laundering compliance program for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis;

•	a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;

•
a customer due diligence program designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

•	a plan designed to enhance the U.S. Branches’ compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or program. RBSG Group also agreed in the Order to adopt and implement the plans and programs after approval by the regulators, to fully comply with the plans and programs thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. RBSG Group has created, submitted, and adopted plans and/or programs to address each of the areas identified above. In connection with RBSG Group's efforts to implement these plans and programs, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBSG Group's U.S. operations. RBSG Group continues to test the effectiveness of the remediation efforts undertaken by RBSG Group to ensure they are sustainable and meet regulators' expectations. Furthermore, RBSG Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

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

RBSG Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBSG Group's activities in the United States may be subject to significant limitations and/or conditions.

In March 2008, RBSG Group was advised by the SEC that it had commenced a non-public, formal investigation relating to RBSG Group’s United States sub-prime securities exposures and United States residential mortgage exposures. In September 2012, SEC staff communicated that it had completed this investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action. In December 2010, the SEC contacted RBSG Group and indicated that it would also examine valuations of various RBS N.V. structured products, including collateralised debt obligations.  In March 2012, the SEC communicated to RBSG Group that it had completed this investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action.

Notes on the consolidated accounts continued

29 Changes in operating assets and liabilities
	2012 €m	2011(1,2) €m	2010(1,2) €m
Decrease/(increase) in loans and advances to banks and customers	31,865	7,945	174,928
Decrease/(increase) in securities	4,796	20,289	14,558
Decrease/(increase) in other assets	6,644	5,540	10,799
Decrease/(increase) in derivative assets	10,402	8,395	29,538
Changes in operating assets	53,707	42,169	229,823
Increase/(decrease) in deposits by banks and customers	(40,615)	918	(165,507)
(Decrease)/increase in debt securities in issue	(14,175)	(35,697)	(42,868)
(Decrease)/increase in other liabilities	(1,065)	(2,784)	(31,798)
(Decrease)/increase in derivative liabilities	(9,366)	(14,753)	(27,755)
(Decrease)/increase in settlement balances and short positions	(3,662)	(1,400)	(2,307)
Changes in operating liabilities	(68,883)	(53,716)	(270,235)
Charges in operating assets and liabilities	(15,176)	(11,547)	(40,412)

Notes:
(1)	Restated to reflect change in accounting policy for cash and cash equivalents, refer to page 121 - Accounting Policy 2 for details.
(2)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

30 Interest received and paid
	2012 €m	2011 €m	2010 €m
Interest received	1,320	2,589	5,835
Interest paid	(1,162)	(1,930)	(5,201)
	158	659	634

31 Analysis of cash and cash equivalents

	2012 €m	2011(1) €m	2010(1) €m
At 1 January
– cash	17,252	17,203	41,583
– cash equivalents	9,792	9,855	15,606

Net cash inflow/(outflow)	(17,014)	(14)	(30,131)
At 31 December	10,030	27,044	27,058

Comprising:
Cash and balances at central banks	5,859	12,915	8,500
Loans and advances to banks	4,132	11,711	16,547
Treasury bills and debt securities	39	2,418	2,011
Cash and cash equivalents	10,030	27,044	27,058

Note:
(1)	Restated to reflect change in accounting policy for cash and cash equivalents, refer to page 121 - Accounting Policy 2 for details.

RBSH Group had mandatory reserve deposits with central banks of €165 million (2011 – €1,439 million; 2010 – €1,174 million).

Notes on the consolidated accounts continued

32 Segmental analysis
In January 2012, RBSH Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. Divisional results and the number of persons employed in the divisions (note 3) have been presented based on the new organisational structure.

RBSH Group is managed primarily by class of business and presents the segmental analysis on that basis. This includes the review of net interest income for each class of business and so interest receivable and payable for all reportable segments is presented net. Segments charge market prices for services rendered to other parts of RBSH Group; funding charges between segments are determined by Group Treasury, having regard to commercial demands. The segment measure is operating profit/ (loss) before tax. RBSH Group's reportable segments are as follow:

Markets is a leading origination, sales and trading business across debt finance, fixed income, currencies, investor products and equity derivatives. The division offers a unified service to RBSH Group’s corporate and institutional clients. The Markets’ sales and research teams build strong ongoing client partnerships, provide market perspective and access, and work with the division’s trading and structuring teams to meet the client’s objectives across financing, risk management, investment, securitisation and liquidity.

International Banking serves the world’s largest companies with a leading client proposition focused on financing, transaction services and risk management. International Banking serves as the delivery channel for Markets products to corporate clients.

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

2012	Net interest income €m	Non-interest income €m	Total income €m	Operating expenses €m	Depreciation, amortisation & write-down of goodwill and other intangibles €m	Impairment losses €m	Operating profit/(loss) before tax €m
Markets	142	70	212	(668)	(12)	(35)	(503)
International Banking	280	444	724	(533)	(33)	24	182
Central items	(34)	(396)	(430)	(82)	-	(23)	(535)
Core	388	118	506	(1,283)	(45)	(34)	(856)
Non-Core	217	(15)	202	(194)	(8)	(31)	(31)
	605	103	708	(1,477)	(53)	(65)	(887)

2011(1)
Markets	66	2,589	2,655	(1,199)	(61)	(53)	1,342
International Banking	490	548	1,038	(665)	(80)	(212)	81
Central items	(110)	407	297	(104)	-	(1,463)	(1,270)
Core	446	3,544	3,990	(1,968)	(141)	(1,728)	153
Non-Core	242	(226)	16	(291)	(27)	(37)	(339)
	688	3,318	4,006	(2,259)	(168)	(1,765)	(186)

For the note relating to this table refer to page 182.

Notes on the consolidated accounts continued

32 Segmental analysis continued
2010 (1)	Net interest income €m	Non-interest Income €m	Total income €m	Operating expenses €m	Depreciation, amortisation & write-down of goodwill and other intangibles €m	Impairment losses €m	Operating profit/(loss) before tax €m
Markets	201	1,719	1,920	(1,459)	(74)	(4)	383
International Banking	556	510	1,066	(701)	(58)	102	409
Central items	43	301	344	(303)	(1)	-	40
Core	800	2,530	3,330	(2,463)	(133)	98	832
Non-Core	627	(67)	560	(736)	(48)	(165)	(389)
	1,427	2,463	3,890	(3,199)	(181)	(67)	443

	2012			2011(1)			2010(1)
Total income	External €m	Inter segment €m	Total €m	External €m	Inter segment €m	Total €m	External €m	Inter segment €m	Total €m
Markets	35	177	212	2,689	(34)	2,655	1,924	(4)	1,920
International Banking	752	(28)	724	1,102	(64)	1,038	1,106	(40)	1,066
Central items	(319)	(111)	(430)	139	158	297	294	50	344
Core	468	38	506	3,930	60	3,990	3,324	6	3,330
Non-Core	240	(38)	202	76	(60)	16	566	(6)	560
	708	-	708	4,006	-	4,006	3,890	-	3,890

	2012			2011(1)			2010(1)
Total assets	Assets €m	Liabilities €m	Cost to acquire fixed assets and intangible assets €m	Assets €m	Liabilities €m	Cost to acquire fixed assets and intangible assets €m	Assets €m	Liabilities €m	Cost to acquire fixed assets and intangible assets €m
Markets	30,363	30,363	14	71,665	71,645	53	111,474	111,492	34
International Banking	4,312	4,312	33	23,900	23,899	18	30,305	30,288	10
Central items	28,492	26,693	-	38,648	35,884	27	38,444	34,113	11
Core	63,167	61,368	47	134,213	131,428	98	180,223	175,893	55
Non-Core	7,179	7,179	7	12,034	11,552	9	19,562	19,024	7
	70,346	68,547	54	146,247	142,980	107	199,785	194,917	62
Reconciling items
Dutch State acquired businesses/private equity	608	608	-	529	380	-	672	558	-
	70,954	69,155	54	146,776	143,360	107	200,457	195,475	62
Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

(b) Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2012	Netherlands €m	UK €m	RoW €m	Total €m
Net interest income	36	(6)	575	605
Net fees and commissions	8	(58)	321	271
Income from trading activities	(51)	14	86	49
Other operating (loss)/income	(89)	(446)	318	(217)
Total income	(96)	(496)	1,300	708

Operating profit/(loss) before tax	(531)	(484)	128	(887)
Total assets	37,138	16,723	17,093	70,954
Total liabilities	35,339	16,723	17,093	69,155
Net assets attributable to equity owners and non-controlling interests	1,799	-	-	1,799
Contingent liabilities and commitments	6,953	11	9,821	16,785
Cost to acquire property, plant and equipment and intangible assets	14	-	40	54

Notes on the consolidated accounts continued

32 Segmental analysis: (b) Geographical segments continued
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2011(1)	Netherlands €m	UK €m	RoW €m	Total €m
Net interest income	(185)	40	833	688
Net fees and commissions	1	39	632	672
Income from trading activities	62	362	222	646
Other operating income/(loss)	503	1,321	176	2,000
Total income	381	1,762	1,863	4,006

Operating (loss)/profit before tax	(1,224)	1,242	(204)	(186)
Total assets	57,087	37,569	52,120	146,776
Total liabilities	53,692	37,569	52,099	143,360
Equity	3,395	-	21	3,416
Contingent liabilities and commitments	17,927	396	27,252	45,575
Cost to acquire property, plant and equipment and intangible assets	41	28	38	107

2010(1)
Net interest income	(16)	44	1,399	1,427
Net fees and commissions	451	70	845	1,366
Income from trading activities	178	665	288	1,131
Other operating income/(loss)	108	245	(387)	(34)
Total income	721	1,024	2,145	3,890

Operating profit/(loss) before tax	42	696	(295)	443
Total assets	65,039	79,799	55,619	200,457
Total liabilities	60,080	79,799	55,596	195,475
Equity	4,959	-	23	4,982
Contingent liabilities and commitments	18,807	5,433	42,500	66,740
Cost to acquire property, plant and equipment and intangible assets	-	19	43	62

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

Notes on the consolidated accounts continued

33 Risk and balance sheet management
This section provides details of the exposure to risk arising from financial instruments and how those risks are managed.

The most important types of risk associated with financial instruments are:

•	Liquidity, funding and related risk
•	Credit Risk
•	Market Risk

Liquidity risk
Liquidity risk is the risk that RBSH Group is unable to meet its obligations, including financing maturities as they fall due. Liquidity risk measurement is highly dependent on firm specific characteristics such as the maturity profile and mix of RBSH Group’s funding base, as well as the quality and liquidity value of its liquidity portfolio as well as broader market factors, such as wholesale funding market conditions, and depositor and investor behaviour. Managing liquidity risk effectively is a key component of RBSH Group’s risk reduction strategy.

A comprehensive well established approach to liquidity risk stress testing is one of the cornerstones of RBSH Group’s liquidity risk management approach.

Liquidity measurement and monitoring
Liquidity risk is measured and assessed on a daily basis at RBSH Group level. RBSH Group Treasury use a set of internal metrics and analysis including stress testing, limit setting and ongoing monitoring. Specific RBSH Group subsidiaries or legal entities may also need to set similar liquidity risk appetites, hold eligible liquidity buffers and otherwise comply with specific local liquidity regulatory requirements.

RBSH Group also uses appropriate transfer pricing of liquidity costs to help induce appropriate pricing behaviour and decision making. RBSG Group’s internal transfer pricing policy is used to support management of the balance sheet mix and composition of contingent and actual liabilities. This helps to ensure that liquidity risk is reflected in product pricing and divisional business performance measurement thereby ensuring that divisions are being correctly incentivised to source the most appropriate mix of funding.

Stress and scenario testing is used to help inform a broader understanding of liquidity risk as well as to model specific liquidity risks events, for example the secession of a country from the euro.

RBSH Group actively monitors a range of market and firm-specific indicators on an ongoing basis which are designed to act as early warning indicators that liquidity stresses may be emerging. Some of these indicators will be actual performance of the business against pre-agreed limits, for example customer deposit outflows. Others will be based around general or specific market movements such as movements in RBSH Group’s credit default swap spreads.

RBSH Group’s liquidity risk framework is subject to internal oversight, challenge and governance both at Managing Board level and via internal control functions such as Internal Audit. RBSH Group is also subject to regulatory review and challenge from the DNB.

Stress testing
The strength of a bank’s liquidity risk management can only be evaluated based on its ability to survive under stress.

Simulated liquidity stress testing is regularly performed for each business as well as the major operating subsidiaries. Stress tests are designed to look at the impact of a variety of firm-specific and market-related scenarios on the adequacy of RBSH Group’s liquidity resources at various points in time. Stress tests can therefore be run on an ad hoc basis in response to the emergence of one of these risks.

Scenarios include assumptions about significant changes in key funding sources, external credit ratings, contingent uses of funding, and political and economic conditions or events in particular countries. Stress scenarios are applied to both on-balance sheet instruments and off-balance sheet activities, to provide a comprehensive view of potential cash flows.

In determining the adequacy of RBSH Group’s liquidity resources RBSH Group focuses on the stressed outflows it could be anticipated to experience as a result of any stress scenario occurring. These outflows are measured as occurring over certain time periods which extend from any given day out to two weeks to as long as three months. RBSH Group is expected to be able to withstand these stressed outflows through its own resources over these time horizons without having to revert to extraordinary central bank or governmental assistance.

RBSH Group’s actual experiences from the 2008 and 2009 period have factored heavily into the liquidity analysis in the past although more recent market conditions and events provide more up to date data for scenario modelling. Stress tests are augmented from time to time to reflect firm specific or emerging market risks that could have a material impact on RBSH Group’s liquidity position.

The results of stress testing are an active part of management and strategy in balance sheet management and inform allocation, target and limit discussions. In short limits in the business-as-usual environment are bounded by capacity to satisfy the Group’s liquidity needs in the stress environments.

Contingency planning
RBSH Group has a Contingency Funding Plan (CFP), which is updated as the balance sheet evolves and forms the basis of analysis and actions to remediate adverse circumstances as and if they arise. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. The CFP provides a detailed description of the availability, size and timing of all sources of contingent liquidity available to RBSH Group in a stress event. These are ranked in order of economic impact and effectiveness to meet the anticipated stress requirement. The CFP includes documented processes for actions that may be required to meet the outflows. Roles and responsibilities for the effective implementation of the CFP are also documented. RBSH Group’s CFP is fully integrated with the CFP of RBSG Group.

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Liquidity risk continued
Liquidity reserves
RBSH Group analyses its liquidity reserve including its locally managed liquidity pools into primary and secondary liquidity groups.  The primary liquidity group generally reflects core eligible liquid assets, such as cash and balances at central banks, treasury bills and other high quality government and agency bonds, and other local primary qualifying liquid assets for each of the significant operating subsidiaries that maintain a local liquidity pool. Secondary liquidity assets represent other qualifying liquid assets that are eligible for local central bank liquidity facilities but do not meet the core local regulatory definition.

RBSH Group in consultation with the DNB and subject to the applicable limits can change the composition of its liquidity reserve. The change in composition may relate to market specific factors, changes in internal liquidity risk appetite or regulatory guidance.

Regulatory oversight
RBSH Group operates in multiple jurisdictions and is subject to a number of regulatory regimes. RBSH Group's lead regulator in the Netherlands is DNB. RBSH Group is a subsidiary of RBSG Group whose lead regulator in the UK is the Financial Services Authority (FSA).

Funding risk
Funding sources
As part of the reduction in RBSH Group’s balance sheet, RBSH Group’s strategy has been to limit access to external funding sources across the globe, including short-term money markets, repurchase agreement markets and term debt investors through its secured and unsecured funding programmes. Funding is now concentrated with RBSG Group, who given their active role in the money markets, along with access to global capital flows through its international client base provide funding to ensure RBSH Group’s funding is well diversified by currency, geography, maturity and type.

Central bank funding
RBSH Group may access various funding facilities offered by central banks from time to time. The use of such facilities can be both part of a wider strategic objective to support initiatives to help stimulate economic growth or as part of RBSH Group’s broader liquidity management and funding strategy.  Overall usage and repayment of available central bank facilities will fit within RBSH Group’s overall liquidity risk appetite and concentration limits contained therein so as not to create outsized maturity exposures.

During 2012, RBSH Group drew down €3.5 billion of funding under the European Central Bank’s Long Term Refinancing Operation.

Balance sheet composition
RBSH Group's balance sheet composition is a function of the product offerings and markets served by its Core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments, in line with RBSH Group’s strategy, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Non-traded interest rate risk
Introduction and methodology
Non-traded interest rate risk impacts earnings arising from RBSH Group’s banking activities. This excludes positions in financial instruments which are classified as held-for-trading, or hedging items.

RBSH Group provides a range of financial products to meet a variety of customer requirements. These products differ with regard to repricing frequency, tenor, indexation, prepayments, optionality and other features. When aggregated, they form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates.

Mismatches in these sensitivities give rise to net interest income volatility as interest rates rise and fall. For example, a bank with a floating rate loan portfolio and largely fixed rate deposits will see its net interest income rise as interest rates rise and fall as rates decline.

RBSH Group policy is to manage interest rate sensitivity in banking book portfolios within defined risk limits. Interest rate risk is transferred from the banking divisions to RBSH Group Treasury. Aggregate positions are then hedged externally using cash and derivative instruments, primarily interest rate swaps, to manage exposures within RBSH Group Asset and Liability Management Committee (ALCO) approved limits. RBSH Group is required to manage IRRBB through transactions with RBS Plc to the greatest extent possible.

RBSH Group assesses IRRBB using a set of standards to define, measure and report the risk.

Key measures used to evaluate IRRBB are subjected to approval granted by the ALCO. Limits on IRRBB are set according to the Non-Trading Interest Rate and Foreign Currency Risk Policy Statement and are subject to RBSH Group ALCO approval. IRRBB is measured using a version of the same Value at Risk (VaR) methodology that is used by RBSG Group.

Residual risk positions are routinely reported to ALCO, the Managing and Supervisory board and the RCC. VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

IRRBB one-day VaR at 99% confidence level for RBSH Group's retail and commercial banking activities was as follows. The figures exclude the banking books of Short Term Markets and Finance (STMF) which are reported within the Market Risk section.

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Non-traded interest rate risk continued
IRRBB one-day VaR at 99% confidence level for RBSH Group's retail and commercial banking activities was as follows. The figures exclude the banking books of Short Term Markets and Finance (STMF) which are reported within the Market Risk section.

	Average €m	Period end €m	Maximum €m	Minimum €m

2012	6.0	5.2	9.6	4.4
2011	10.0	8.3	15.2	7.4
2010	30.1	16.2	69.9	16.2

Key points
•	VaR continued to reduce in 2012 following the Transfers to RBS plc in the last quarter of 2011 and 2012.

Structural foreign currency exposures
RBSH Group does not maintain material non-trading open currency positions, other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below sets out RBSH Group's structural foreign exchange exposures.

2012	Net investments in foreign operations (1) €m	Net investment hedges €m	Structural foreign currency exposures €m
US dollar	1,259	(960)	299
Pound sterling	(397)	75	(322)
Other non-euro	2,558	(2,034)	524
	3,420	(2,919)	501

2011
US dollar	1,334	(1,129)	205
Pound sterling	721	(715)	6
Other non-euro	3,749	(2,310)	1,439
	5,804	(4,154)	1,650

2010
US dollar	1,271	(730)	541
Pound sterling	1,358	(1,238)	120
Other non-euro	3,779	(2,298)	1,481
	6,408	(4,266)	2,142

Note:
(1)	Includes minority participations.

Key points
•
RBSH Group’s structural foreign currency exposure at 31 December 2012 was €0.5 billion, a decrease of €1.1 billion primarily as a result of the Transfers to RBS plc in the last quarter of 2011 and 2012.

Sensitivity of equity to exchange rates
Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. The table shows the sensitivity of RBSH Group's equity capital to a 10% appreciation and 10% depreciation in the euro against all foreign currencies.

2012		2011		2010
Euro appreciates 10%	Euro depreciates 10%	Euro appreciates 10%	Euro depreciates 10%	Euro appreciates 10%	Euro depreciates 10%
€m	€m	€m	€m	€m	€m
(45)	55	(162)	165	(367)	435

Notes on the consolidated accounts continued

33 Risk and balance sheet management continued
Credit risk
Introduction
Risk management is conducted on an overall basis within RBSG Group. Therefore the discussion on pages 189 to 195 refer principally to policies and procedures in RBSG Group that also apply to RBSH Group. Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. The credit risk that RBSH Group faces arises mainly from wholesale lending, provision of contingent obligations (such as letters of credit and guarantees) and counterparty credit risk arising from derivative contracts and securities financing transactions entered into with customers. Other material risks covered by RBSG Group’s credit risk management framework are:

•	Concentration risk - the risk of an outsized loss due to the concentration of credit risk to a specific asset class or product, industry sector, customer or counterparty, or country.
•	Settlement risk - the intra-day risk that arises when RBSH Group releases funds prior to confirmed receipt of value from a third party.
•	Issuer risk - the risk of loss on a tradable instrument (e.g. bond, equity or synthetic instrument such as a credit default swap) due to default by the issuer.
•	Wrong way risk - the risk of loss that arises when the risk factors driving the exposure to a counterparty or customer are positively correlated with the probability of default for that counterparty.
•	Credit mitigation risk - the risk that credit risk mitigation is not enforceable or that the value of such mitigation decreases, thus leading to unanticipated losses.

Credit risk management framework
RBSG Group has established an appropriate and comprehensive framework for the management of credit risk that includes governance structures, risk appetite and concentration frameworks, policies, measurement and reporting tools and independent assurance.

In order to strengthen this framework and ensure consistent application across RBSG Group, during 2012 the GCR function launched a set of credit control standards that divisions must comply with, to supplement the existing policy suite. These standards address divisional governance and policy requirements and reflect a set of behavioural, organisational and management norms that drive a sound divisional control environment and embed a strong risk culture.

Risk appetite and concentration risk management
Risk appetite of RBSH Group has been set by RBSH Managing Board and is derived from the risk appetite as expressed by RBSG Group Board through the setting of specific quantitative risk appetite targets under stress. Of particular relevance in the management of credit risk for RBSH Group are the targets for capital adequacy. The credit risk framework has therefore been designed around the factors that influence RBSH Group’s ability to meet these targets.

These include the limiting of excess credit risk concentrations by product sector/asset class, industry sector, customer or counterparty (i.e. single name) and country any of which could generate higher volatility under stress and, if not adequately controlled, can undermine capital adequacy.

The frameworks are supported by a suite of RBSG Group-wide and divisional policies that set out the risk parameters within which business units may operate.

The management of concentration risk and associated limits are firmly embedded in the risk management processes of RBSG Group and form a pivotal part of the Risk function’s engagement with the businesses on the appropriateness of risk appetite choices. The RBSG Group Executive Risk Forum (ERF), or delegated committee, has reviewed all material industry and product portfolios and agreed a risk appetite commensurate with the franchises represented in these reviews. In particular, limits have been reviewed and re-sized, to refine RBSG Group’s risk appetite in areas where it faces significant balance sheet concentrations or franchise challenges. The need to control concentrations must at all times be balanced against the need to ensure sufficient capacity within credit limits to support customers of sound credit quality, in particular within retail and small business customer segments.

Through the overlay model, RBSH Group’s concentration risks are captured in, and primarily governed by, the divisional and RBSG Group risk control frameworks. However concentration risks are actively monitored from an RBSH Group perspective through monthly reporting.

During 2012, the credit risk function expanded the scope of its credit risk appetite controls through the active management of non-financial risks in RBSG Group’s lending decisions. The development of Environmental, Social and Ethical (ESE) risk policies for sectors considered to present a higher reputational risk (such as the defence, oil and gas sectors) provide a framework within which the Group can better manage its reputational risks. This ESE framework forms part of a wider initiative by the Group to improve reputational risk management and build trust with its stakeholders.

Product/ asset class
Retail - a formal framework establishes RBSG Group-level statements and thresholds that are cascaded through all retail franchises in RBSG Group and to granular business lines. These include measures that relate both to aggregate portfolios and to asset quality at origination, which are tracked frequently to ensure consistency with RBSG Group standards and appetite.

Wholesale - formal policies, specialised tools and expertise, tailored monitoring and reporting and, in certain cases, specific limits and thresholds are deployed to address certain lines of business across RBSG Group, where the nature of credit risk incurred could represent a concentration or a specific/heightened risk in some other form. Those portfolios identified as potentially representing a concentration or heightened risk are subject to formal governance, including periodic review, at either Group or divisional level, depending on materiality.

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk continued
Sector concentration
Across wholesale portfolios, exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Through this sector framework, risk appetite and portfolio strategies are agreed and set at aggregate and more granular levels where exposures have the potential to represent excessive concentration or where trends in both external factors and internal portfolio performance give cause for concern. Formal periodic reviews are undertaken at RBSG Group or divisional level depending on materiality. These may include an assessment of RBSG Group’s franchise in a particular sector, an analysis of the outlook (including downside outcomes), identification of key vulnerabilities and stress/scenario tests.

The focus during 2012 was on embedding sector and sub-sector specific appetite within divisional policies and processes and on setting appropriate controls. This includes strengthening portfolio controls on key metrics and lending parameters and the ongoing development of sector specific lending policies.

Single-name concentration
Within wholesale portfolios, much of the activity undertaken by the credit risk function is organised around the assessment, approval and management of the credit risk associated with a borrower or group of related borrowers. A formal single name concentration framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes specific and sometimes elevated approval requirements, additional reporting and monitoring, and the requirement to develop plans to address and reduce excess exposures over an appropriate timeframe.

Credit approval authority is discharged by way of a framework of individual delegated authorities, which requires at least two individuals to approve each credit decision, one from the business and one from the credit risk management function. Both parties must hold sufficient delegated authority. While both parties are accountable for the quality of each decision taken, the credit risk management approver holds ultimate sanctioning authority. The level of authority granted to individuals is dependent on their experience and expertise, with only a small number of senior executives holding the highest authority provided under the framework.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses: borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; and compliance with terms and conditions. For certain counterparties, early warning indicators are also in place to detect deteriorating trends in limit utilisation or account performance, and to prompt additional oversight.

A number of credit risk mitigation techniques are available to reduce single name concentrations. To be considered suitable, credit risk mitigants must be effective in terms of legal certainty and enforceability and maturity/expiry dates must be the same or later than the underlying obligations. Typical mitigant types include cash, bank/government guarantees, and CDS.

Since 2009, RBSG Group has been managing its corporate exposures to reduce concentrations and align its appetite for future business to RBSG Group’s broader strategies for its large corporate franchises. RBSG Group is continually reviewing its single name concentration framework to ensure that it remains appropriate for current economic conditions and in line with improvements in RBSG Group’s risk measurement models.

In 2012, RBSG Group implemented further refinements to the single name exposure management controls already in place, which brings them more closely in line with market best practice and which allows RBSG Group to differentiate more consistently between the different risk types.

Within RBSH Group, single name concentration limits are set in line with the RBSG Group’s framework. Limits are regularly reviewed and were further tightened during 2012 in order to align with the reduced credit portfolio and capital base following the Transfers to RBS plc that took place in 2012.

Controls and assurance
RBSG Group’s credit control and assurance framework comprises three key components: credit policy, policy compliance assurance and independent assurance.

The foundation is RBSG Group Credit Policy Standard, which, as part of the Group Policy Framework (GPF), sets out the rules RBSG Group’s businesses must follow to ensure that credit risks are identified and effectively managed through the credit lifecycle. During 2012, a major revision of RBSG Group’s key credit policies was completed, ensuring that RBSG Group’s control environment is appropriately aligned to the risk appetite that RBSG Group Board has approved, and provides a sound basis for RBSG Group’s independent audit and assurance activities across the credit risk function.

The second component is a policy assurance activity that GCR undertakes to provide the RBSG Group Chief Credit Officer with evidence of the effectiveness of the controls in place across RBSG Group to manage credit risk. The results of these reviews are presented to RBSG Group Credit Risk Committee on a regular basis in support of the self-certification that GCR is obliged to complete under the GPF.

Finally, a strong independent assurance function is an important element of a sound control environment. During 2011, RBSG Group took the decision to strengthen its credit quality assurance (CQA) activities and moved all divisional CQA resources under the centralised management of GCR. The benefits of this action are already apparent in greater consistency of standards and cross-utilisation of resources, ensuring that subject matter experts bring their expertise to bear where relevant.

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk continued
Reviews undertaken consistently address the four underlying risk pillars of: risk management, risk appetite, ratings and data integrity, and asset quality. Appropriate identification, escalation, remediation and related tracking of control breaches and improvements in operational processes are firmly embedded in the assurance process to ensure that divisions act upon review findings.

Credit risk measurement
RBSG Group uses credit risk models to support quantitative risk assessments within the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. Credit risk models used by RBSG Group may be divided into three categories, as follow:

Probability of default/customer credit grade
These models assess whether a customer will be able to repay its obligations over a one year period.

Wholesale models - As part of the credit assessment process, RBSG Group assigns each counterparty an internal credit grade based on its probability of default (PD). RBSG Group uses a number of credit grading models which consider risk characteristics relevant to the customer. Credit grading models utilise a combination of quantitative inputs, such as recent financial performance and qualitative inputs such as management performance or sector outlook). RBSG Group uses a credit grade in many of its risk management and measurement frameworks, including credit sanctioning and managing single-name concentration risk.

Retail models - Each customer account is scored using models based on the likelihood of default. Scorecards are statistically derived using customer data; customers are given a score that reflects their probability of default, and this score is used to support automated credit decision making.

Exposure at default models
Exposure at default (EAD) models estimate the level of use of a credit facility at the time of a borrower’s default, recognising that customers make more use of their existing credit facilities as they approach default. For revolving and variable draw-down type products that are not fully drawn, the EAD is higher than the current utilisation.

Models that measure counterparty credit risk exposure are used for derivatives and other traded instruments, where the amount of credit risk exposure may depend on one or more underlying market variables, such as interest or foreign exchange rates. These models drive RBSG Group’s internal credit risk management activities. The estimate of exposure can be reduced with financial collateral provided by the obligor or a netting agreement.

Loss given default models
Loss given default (LGD) models estimate the amount that cannot be recovered by the Group in the event of default. When estimating LGD, RBSG Group takes into account both borrower and facility characteristics, as well as any security held or credit risk mitigation, such as credit protection or insurance. The cost of collections and a time discount factor for the delay in cash recovery are also incorporated.

Changes to wholesale credit risk models
RBSG Group is updating its wholesale credit risk models, incorporating more recent data and reflecting new regulatory requirements applicable to wholesale internal ratings-based (IRB) modelling. In 2012, RBSG Group implemented material updates to certain models, such as those used in the sovereign and financial institution asset classes; these updates affected the risk measures in RBSG Group’s disclosures. Further updates, primarily of models used for the corporate asset class, are planned for 2013.

Updates to models have generally affected relatively low-risk segments of RBSG Group’s portfolio. For example, the changes stemming from the introduction of updated probability of default models largely affected assets bearing the equivalent of investment-grade ratings.

In anticipation of these changes, RBSG Group modified various risk frameworks, including its risk appetite framework and latent loss assessment. In addition, with the agreement of its regulators, RBSG Group adjusted upwards the risk-weighted assets (RWAs) of some portfolios prior to the introduction of the new models.

Credit risk mitigation
Approaches and methodologies
RBSG Group employs a number of structures and techniques to mitigate credit risk. Netting of debtor and creditor balances is undertaken in accordance with relevant regulatory and internal policies. Exposure on over-the-counter derivative and secured financing transactions is further mitigated by the exchange of financial collateral and the use of market standard documentation. Further mitigation may occur in a range of transactions, from retail mortgage lending to large wholesale financing. This can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Such techniques are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual obligor, a borrower group or a collection of related borrowers.

The use and approach to credit risk mitigation varies by product type, customer and business strategy. Minimum standards applied across RBSG Group cover:

•	The suitability of qualifying credit risk mitigation types and any conditions or restrictions applicable to those mitigants;

•	The means by which legal certainty is to be established, including required documentation, supportive independent legal opinions and all necessary steps required to establish legal rights;

•	Acceptable methodologies for initial and any subsequent valuations of collateral and the frequency with which collateral is to be revalued and the use of collateral haircuts;

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk continued
•	Actions to be taken in the event that the value of mitigation falls below required levels;

•	Management of the risk of correlation between changes in the credit risk of the customer and the value of credit risk mitigation;

•
Management of concentration risks, for example, by setting thresholds and controls on the acceptability of credit risk mitigants and on lines of business that are characterised by a specific collateral type or structure; and

•	Collateral management to ensure that credit risk mitigation remains legally effective and enforceable.

Secured portfolios
Within its secured portfolios, RBSH Group has recourse to various types of collateral and other credit enhancements to mitigate credit risk and reduce the loss to RBSH Group arising from the failure of a customer to meet its obligations. These include: cash deposits; charges over residential and commercial property, debt securities and equity shares and third-party guarantees. The existence of collateral may affect the pricing of a facility and its regulatory capital requirement. When a collateralised financial asset becomes impaired, the impairment charge directly reflects the realisable value of collateral and any other credit enhancements.

Corporate exposures
The type of collateral taken by RBSG Group’s commercial and corporate businesses and the manner in which it is taken will vary according to the activity and assets of the customer.

•
Physical assets - these include business assets such as stock, plant and machinery, vehicles, ships and aircraft. In general, physical assets qualify as collateral only if they can be unambiguously identified, located or traced, and segregated from uncharged assets. Assets are valued on a number of bases according to the type of security that is granted.

•
Real estate – RBSG Group takes collateral in the form of real estate which includes residential and commercial properties. The loan amount will typically exceed the market value of the collateral at origination date. The market value is defined as the estimated amount for which the asset could be sold in an arms length transaction by a willing seller to a willing buyer.

•
Receivables - when taking a charge over receivables, RBSG Group assesses their nature and quality and the borrower’s management and collection processes are assessed. The value of the receivables offered as collateral will typically be adjusted to exclude receivables that are past their due dates.

The security charges may be floating or fixed, with the type of security likely to impact (i) the credit decision; and (ii) the potential loss upon default. In the case of a general charge such as a mortgage debenture, balance sheet information may be used as a proxy for market value if the information is deemed reliable.

RBSG Group does not recognise certain asset classes as collateral: for example, short leasehold property and equity shares of the borrowing company. Collateral whose value is correlated to that of the obligor is assessed on a case-by-case basis and, where necessary, over-collateralisation may be required.

RBSG Group uses industry-standard loan and security documentation wherever possible. Non standard documentation is typically prepared by external lawyers on a case-by-case basis. RBSG Group’s business and credit teams are supported by in-house specialist documentation teams.

The existence of collateral has an impact on provisioning. Where RBSG Group no longer expects to recover the principal and interest due on a loan in full or in accordance with the original terms and conditions, it is assessed for impairment. If exposures are secured, the current net realisable value of the collateral will be taken into account when assessing the need for a provision. No impairment provision is recognised in cases where all amounts due are expected to be settled in full on realisation of the security.

Early problem identification and problem debt management
Wholesale customers
The controls and processes for managing wholesale problem debts are embedded within the divisions’ credit approval frameworks and form an essential part of the ongoing credit assessment of customers. Any necessary approvals will be required in accordance with the delegated authority grid governing the extension of credit.

Early problem recognition
Each division has established Early Warning Indicators (EWIs) designed to identify those performing exposures that require close attention due to financial stress or heightened operational issues. Such identification may also take place as part of the annual review cycle. EWIs vary from division to division and comprise both internal parameters (such as account level information) and external parameters (such as the share price of publicly listed customers).

Customers identified through either the EWIs or annual review are assessed by portfolio management and/or credit officers within the division to determine whether or not the customer’s circumstances warrant placing the exposure on the Watchlist process (detailed below).

Watchlist
There are three Watchlist ratings - amber, red and black - reflecting progressively deteriorating conditions. Watchlist Amber loans are performing loans where the counterparty or sector shows early signs of potential stress or has other characteristics such that they warrant closer monitoring. Watchlist Red loans are performing loans where indications of the borrower’s declining creditworthiness are such that the exposure requires active management, usually by the RBSG Global Restructuring Group (GRG). Watchlist Black loans comprise risk elements in lending and potential problem loans.

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk continued
Once on the Watchlist process, customers come under heightened scrutiny. The relationship strategy is reassessed by a forum of experienced credit, portfolio management and remedial management professionals within the division. In accordance with Group-wide policies, a number of mandatory actions will be taken, including a review of the customer’s credit grade and facility security documentation. Other appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt. Such circumstances include deteriorating trading performance, an imminent breach of covenant, challenging macroeconomic conditions, a late payment or the expectation of a missed payment.

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

Strategies that are available within divisions include granting the customer various types of concessions. Any decision to approve a concession will be a function of the division’s specific country and sector appetite, the key credit metrics of the customer, the market environment and the loan structure/security. Refer to the section below on ‘Wholesale renegotiations’.

Other potential outcomes of the review of the relationship are to: take the customer off Watchlist and return them to the mainstream loan book; offer further lending and maintain ongoing review; transfer the relationship to the GRG for those customers requiring such stewardship; or exit the relationship altogether.

RBSG Global Restructuring Group (GRG)
In cases where RBSG Group’s exposure to the customer exceeds £1 million, the relationship may be transferred to GRG following consultation with the originating division. The primary function of GRG is active management of the exposures to minimise loss for RBSG Group and where feasible return the exposure to RBSG Group’s mainstream loan book following an assessment by GRG that no further losses are expected.
Wholesale renegotiations
Loan modifications take place in a variety of circumstances including but not limited to a customer’s current or potential credit deterioration. Where the contractual payment terms of a loan have been changed because of the customer’s financial difficulties, it is classified as ‘renegotiated’ in the wholesale portfolio.

Loans modified in the normal course of business where there is no evidence of financial difficulties and any changes to terms and conditions are within acceptable credit parameters, within credit risk appetite and/or reflective of improving conditions for the customer in the credit markets, are not considered to have been renegotiated.

A number of options are available to RBSG Group when a wholesale customer is facing financial difficulties and corrective action is deemed necessary. Such actions are tailored to the individual circumstances of the customer. The aim of such actions is to assist the customer in restoring its financial health and to minimise risk to RBSG Group. To ensure that the renegotiations are appropriate for the needs and financial profile of the customer, RBSG Group requires minimum standards to be applied when assessing, recording, monitoring and reporting this type of activity.

Wholesale renegotiations involve the following types of concessions:

•
Variation in margin - The contractual margin may be amended to bolster the customer’s day-to-day liquidity, with the aim of helping to sustain the customer’s business as a going concern. This would normally be seen as a short-term solution and is typically accompanied by RBSG Group receiving an exit payment, a payment in kind or a deferred fee.

•
Payment concessions and loan rescheduling - payment concessions or changes to the contracted amortisation profile including extensions in contracted maturity may be granted to improve the customer’s liquidity. Such concessions often depend on the expectation that the customer’s liquidity will recover when market conditions improve or will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These types of concessions are common in commercial real estate transactions, particularly where a shortage of market liquidity rules out immediate refinancing and makes short-term forced collateral sales unattractive.

•
Forgiveness of all or part of the outstanding debt - debt may be forgiven or exchanged for equity in cases where a fundamental shift in the customer’s business or economic environment means that the customer is incapable of servicing current debt obligations and other forms of renegotiations are unlikely to succeed in isolation. Debt forgiveness is often an element in leveraged finance transactions, which are typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model and strategy are considered viable, maintaining the business as a going concern with a sustainable level of debt is the preferred option, rather than realising the value of the underlying assets.

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk continued
In addition, RBSG Group may offer a temporary covenant waiver, a recalibration of covenants and/or a covenant amendment to cure a potential or actual covenant breach. Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan. These financial covenant concessions are monitored internally, but are not included in the renegotiated loans data (when this is the sole concession granted to a customer) as we believe that such concessions are qualitatively different from other renegotiations: The loan’s payment terms are unchanged. Covenant concessions provide an early warning indicator rather than firm evidence of a significant deterioration in credit quality.

Covenant waivers and amendments are predominantly undertaken prior to transfer to GRG. The vast majority of the other types of renegotiations undertaken by RBSG Group take place within GRG. Forgiveness of debt and exchange for equity is only available to customers in the GRG.

Loans may be renegotiated more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms. Where renegotiation is no longer viable, RBSG Group will consider other options such as the enforcement of security and or insolvency proceedings.

Provisioning for wholesale renegotiated customers
Wholesale renegotiations are predominantly individually assessed and are not therefore segregated into a separate risk pool.

Provisions for renegotiated wholesale loans are assessed in accordance with RBSG Group’s normal provisioning policies (refer to Impairment loss provision methodology below). For the non-performing population, provisions on exposures greater than £1 million are individually assessed by GRG. The provision required is calculated based on the difference between the debt outstanding and the present value of the estimated future cash flows. Exposures smaller than £1 million are deemed not to be individually significant and are assessed collectively by the originating division. Within the performing book, latent loss provisions are held for those losses that are incurred, but not yet identified.

Any one of the above types of renegotiation may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows from the renegotiated loan resulting in the recognition of an impairment loss. Renegotiations that include forgiveness of all or part of the outstanding debt account for the majority of such cases. The customer’s financial position, anticipated prospects and the likely effect of the renegotiation, including any concessions granted, are considered in order to establish whether an impairment provision is required.

In the case of non-performing loans that are renegotiated, the loan impairment provision assessment almost invariably takes place prior to the renegotiation.

The quantum of the loan impairment provision may change once the terms of the renegotiation are known, resulting in an additional provision charge or a release of the provision in the period the renegotiation takes place.

The transfer of renegotiated wholesale loans from impaired to performing status follows assessment by relationship managers in GRG. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off and the balance of the loan returned to performing status.

Performing loans that are renegotiated will be included in the calculation of the latent loss provisions. To the extent that the renegotiation event has affected the customer’s estimated probably of default or loss given default, this will be reflected in the underlying calculation.

Recoveries and active insolvency management
The ultimate outcome of a renegotiation strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. The following are generally considered to be options of last resort:

•
Enforcement of security or otherwise taking control of assets - Where RBSG Group holds collateral or other security interest and is entitled to enforce its rights, it may take ownership or control of the assets. RBSG Group’s preferred strategy is to consider other possible options prior to exercising these rights.

•
Insolvency - Where there is no suitable renegotiation option or the business is no longer regarded as sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

Impairment loss provision methodology
A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset has adversely affected the amount or timing of future cash flows from the asset.

For retail loans, which are segmented into collective, homogenous portfolios, time-based measures, such as days past due, are typically used as evidence of impairment. For these portfolios, RBSG Group recognises an impairment at 90 days past due.

For corporate portfolios, given their complexity and nature, RBSG Group relies not only on time-based measures but also on management judgement to identify evidence of impairment. Other factors considered may include: significant financial difficulty of the borrower; a breach of contract; a loan renegotiation; a probable bankruptcy; and any observable data indicating a measurable decrease in estimated future cash flows.

Depending on various factors as explained below, RBSG Group uses one of the following three different methods to assess the amount of provision required: individual; collective; and latent.

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk continued
Individually assessed provisions - provisions required for individually significant impaired assets are assessed on a case-by-case basis. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. Future cash flows are estimated through a case-by-case analysis of individually assessed assets.

This assessment takes into account the benefit of any guarantees or other collateral held. The value and timing of cash flow receipts are based on available estimates in conjunction with facts available at that time. Timings and amounts of cash flows are reviewed on subsequent assessment dates, as new information becomes available. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

Collectively assessed provisions - provisions on impaired credits below an agreed threshold are assessed on a portfolio basis to reflect the homogeneous nature of the assets. RBSG Group segments impaired credits in its collectively assessed portfolios according to asset type, such as credit cards, personal loans, mortgages and smaller homogenous wholesale portfolios, such as business or commercial banking. The provision is determined based on a quantitative review of the relevant portfolio, taking account of the level of arrears, the value of any security, historical and projected cash recovery trends over the recovery period.

The provision also incorporates any adjustments that may be deemed appropriate given current economic and credit conditions.

Such adjustments may be determined based on: a review of the current cash collections profile performance against historical trends; updates to metric inputs including model recalibrations; and monitoring of operational processes used in managing exposures including the time taken to process non-performing exposures. As a result of the Transfers to RBS plc and the disposal of Non-core operations, RBSH Group has no material collectively assessed provisions as at 31 December 2012.

Latent loss provisions - a separate approach is taken for provisions held against impairments in the performing portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified at the balance sheet date.

RBSG Group’s methodologies to estimate latent loss provisions reflect:

•	the probability that the performing customer will default - historical loss experience, adjusted, where appropriate, to take into account current economic and credit conditions; and

•	the emergence period, defined as the period between an impairment event occurring and a loan being identified and reported as impaired.

Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as the repayment terms and the duration of the loss mitigation and recovery processes. They are based on internal systems and processes within the particular portfolio and are reviewed regularly.

Refer to page 201 for analysis of impaired loans, related provisions and impairments.

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk continued
Sector and geographic concentration
The following tables provide an analysis of credit concentration of financial assets by sector and geography. Geographical regions are based on the location of the office.

The tables below analyse total financial assets gross of provisions by sector.

	Loans and advances €m	Securities €m	Derivatives €m	Other (1) €m	Total €m	Netting and offset (2) €m
2012
Central and local government	891	7,783	55	2	8,731	11
Finance (3)	16,424	15,347	6,657	18	38,446	1,072
Residential mortgages	283	-	-	-	283	-
Personal lending	-	-	-	-	-	-
Property	76	-	63	-	139	1
Construction	20	-	9	-	29	-
Manufacturing	1,370	182	18	-	1,570	1
Service industries and business activities	2,708	305	753	11	3,777	-
Agriculture, forestry and fishing	4	-	-	-	4	-
Finance lease and instalment credit	109	-	-	-	109	-
Interest accruals	(9)	270	-	-	261	-
Total gross of provisions	21,876	23,887	7,555	31	53,349	1,085
Provisions	(341)	(105)	-	-	(446)	-
Total	21,535	23,782	7,555	31	52,903	1,085

Comprising:
Derivative balances						171
Derivative collateral						914
						1,085

2011
Central and local government	1,062	11,405	103	50	12,620	-
Finance (3)	32,187	28,493	16,774	1,173	78,627	3,064
Residential mortgages	1,125	-	-	-	1,125	-
Personal lending	318	-	-	-	318	-
Property	701	-	125	-	826	-
Construction	1,049	25	109	-	1,183	-
Manufacturing	7,200	21	554	-	7,775	-
Service industries and business activities	14,144	2,313	1,373	224	18,054	43
Agriculture, forestry and fishing	123	-	98	-	221	-
Finance lease and instalment credit	102	-	2	-	104	-
Interest accruals	192	583	-	-	775	-
Total gross of provisions	58,203	42,840	19,138	1,447	121,628	3,107
Provisions	(1,572)	(102)	-	-	(1,674)	-
Total	56,631	42,738	19,138	1,447	119,954	3,107

For notes to this table refer to page 195.

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk: Sector and geographic concentration continued

	Loans and advances €m	Securities €m	Derivatives €m	Other (1) €m	Total €m	Netting and offset (2) €m
2010
Central and local government	1,544	26,038	383	7	27,972	-
Finance (3)	39,786	45,413	25,194	3,858	114,251	7,865
Residential mortgages	984	-	-	-	984	-
Personal lending	427	72	-	-	499	-
Property	1,110	53	142	-	1,305	-
Construction	921	46	47	-	1,014	-
Manufacturing	9,213	170	404	-	9,787	-
Service industries and business activities	18,297	1,874	2,102	-	22,273	2
Agriculture, forestry and fishing	165	-	-	-	165	-
Finance lease and instalment credit	54	-	-	-	54	-
Interest accruals	272	1,228	-	-	1,500	-
Total gross of provisions	72,773	74,894	28,272	3,865	179,804	7,867
Provisions	(1,572)	-	-	-	(1,572)	-
Total	71,201	74,894	28,272	3,865	178,232	7,867

Notes:
(1)	Includes settlement balances.
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

(3)	Includes reverse repurchase agreements of €0.1 billion (2011 - €9.4 billion; 2010 - €8.2 billion).

Loans and advances to banks and customers by geographical region
The table below analyses loans and advances net of provisions by geographical region (location of office).

	2012 €m	2011 €m	2010 €m

Loans and advances to banks
Netherlands	6,514	8,648	6,072
US	391	1,458	280
Rest of world	8,250	16,947	20,353
	15,155	27,053	26,705

Loans and advances to customers
Netherlands	1,518	6,164	9,621
US	-	874	1,531
Rest of world	4,862	22,540	33,344
	6,380	29,578	44,496
Total	21,535	56,631	71,201

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk continued

Asset quality
The asset quality analysis presented below is based on RBSG Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across RBSG Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings agencies and are therefore excluded from the table below and set out on page 198.

Asset quality band	Probability of default range
AQ1	0% - 0.034%
AQ2	0.034% - 0.048%
AQ3	0.048% - 0.095%
AQ4	0.095% - 0.381%
AQ5	0.381% - 1.076%
AQ6	1.076% - 2.153%
AQ7	2.153% - 6.089%
AQ8	6.089% - 17.222%
AQ9	17.222% - 100%
AQ10	100%

		Loans and advances
	Cash and balances at central banks €m	Banks			Customers
2012		Reverse repos €m	Derivative cash collateral €m	Other €m	Reverse repos €m	Derivative cash collateral €m	Other €m	Settlement balances €m	Derivatives €m	Other financial instruments €m	Commitments €m	Contingent liabilities €m	Total €m
AQ1	2,068	3	737	961	1	246	1,144	26	330	-	1,486	6,276	13,278
AQ2	-	-	264	6	-	-	192	-	577	-	1,321	431	2,791
AQ3	226	-	119	97	-	143	860	1	175	-	1,154	966	3,741
AQ4	-	-	310	334	-	40	1,713	-	1,365	-	802	695	5,259
AQ5	-	-	80	173	-	27	553	-	401	-	184	218	1,636
AQ6	-	-	-	1	-	-	839	3	11	-	103	135	1,092
AQ7	-	3	-	137	-	-	201	-	12	-	68	112	533
AQ8	-	-	-	26	4	-	75	-	31	-	43	8	187
AQ9	-	-	-	17	-	-	138	-	1	-	273	500	929
AQ10	-	-	-	-	-	-	27	-	28	-	35	1	91
Balances with RBSG Group	-	62	-	11,825	-	-	-	1	4,624	-	237	1,737	18,486
Past due	-	-	-	-	-	-	12	-	-	-	-	-	12
Impaired	-	-	-	-	-	-	506	-	-	-	-	-	506
Impairment provision	-	-	-	-	-	-	(341)	-	-	-	-	-	(341)
Total	2,294	68	1,510	13,577	5	456	5,919	31	7,555	-	5,706	11,079	48,200

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk: Asset quality continued

		Loans and advances
2011	Cash and balances at central banks €m	Banks €m	Customers €m	Settlement balances €m	Derivatives €m	Other financial instruments €m	Commitments €m	Contingent liabilities €m	Total €m
AQ1	12,184	9,982	7,257	81	4,267	-	8,565	9,529	51,865
AQ2	157	322	2,533	-	1,091	-	4,052	2,543	10,698
AQ3	206	407	3,760	614	1,032	-	2,895	2,853	11,767
AQ4	-	406	6,811	8	801	-	3,657	3,155	14,838
AQ5	55	498	3,039	45	461	-	1,280	1,865	7,243
AQ6	-	84	2,061	-	55	-	383	404	2,987
AQ7	-	382	1,965	1	99	-	328	519	3,294
AQ8	7	12	356	-	236	-	20	28	659
AQ9	-	91	842	-	4	-	857	1,003	2,797
AQ10	-	2	218	4	30	-	276	26	556
Balances with RBSG Group	-	14,858	-	1,855	11,062	-	65	1,272	29,112
Past due	-	2	385	-	-	-	-	-	387
Impaired	-	52	1,878	-	-	494	-	-	2,424
Impairment provision	-	(45)	(1,527)	-	-	(31)	-	-	(1,603)
Total	12,609	27,053	29,578	2,608	19,138	463	22,378	23,197	137,024

2010
AQ1	7,923	12,758	11,047	3,174	12,200	235	13,289	4,844	65,470
AQ2	15	587	2,620	122	1,444	-	3,622	1,217	9,627
AQ3	53	732	4,431	11	1,140	-	4,168	2,687	13,222
AQ4	216	565	9,001	(1)	1,402	-	7,604	4,114	22,901
AQ5	111	2,502	7,069	5	945	-	4,066	1,757	16,455
AQ6	-	170	2,956	1	80	-	943	275	4,425
AQ7	-	131	2,973	-	229	-	1,129	1,725	6,187
AQ8	-	-	794	-	135	-	2,126	10,786	13,841
AQ9	-	118	1,333	-	193	-	319	509	2,472
AQ10	5	89	1,373	2	257	-	726	170	2,622
Balances with RBSG Group	-	9,039	128	259	10,247	-	2	661	20,336
Past due	-	4	190	-	-	-	-	-	194
Impaired	-	55	2,108	-	-	434	-	-	2,597
Impairment provision	-	(45)	(1,527)	-	-	(33)	-	-	(1,605)
Total	8,323	26,705	44,496	3,573	28,272	636	37,994	28,745	178,744

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk continued
Debt securities
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lower of Standard & Poor’s (S&P), Moody’s and Fitch.

	Central and local government			Banks €m	Other financial institutions €m	Corporate €m	Total €m	Total %	Of which ABS (1) €m
2012	UK €m	US €m	Other €m
AAA	-	-	1,383	143	3,791	18	5,335	23.5%	3,772
AA to AA+	-	1,871	1,657	525	1,542	124	5,719	25.3%	2,026
A to AA-	-	-	1,761	150	595	15	2,521	11.1%	561
BBB- to A-	-	-	972	4,012	3,084	13	8,081	35.7%	7,077
Non-investment grade	-	-	290	316	25	5	636	2.8%	341
Unrated	-	-	-	179	2	182	363	1.6%	-
Total	-	1,871	6,063	5,325	9,039	357	22,655	100.0%	13,777

2011
AAA	-	-	5,564	2,821	6,285	175	14,845	37.4%	8,755
AA to AA+	-	3,521	1,882	1,215	1,633	57	8,308	21.0%	2,347
A to AA-	-	-	4,846	2,398	1,839	4	9,087	22.9%	3,727
BBB- to A-	-	-	2,504	2,213	484	82	5,283	13.3%	2,383
Non-investment grade	-	-	803	477	349	205	1,834	4.7%	150
Unrated	-	-	2	93	30	163	288	0.7%	-
Total	-	3,521	15,601	9,217	10,620	686	39,645	100.0%	17,362

2010
AAA	7	2,328	15,405	6,775	7,901	404	32,820	62.7%	14,466
AA to AA+	-	-	929	1,221	2,498	155	4,803	9.2%	2,978
A to AA-	-	-	3,784	944	40	95	4,863	9.3%	824
BBB- to A-	-	-	3,031	628	31	54	3,744	7.2%	49
Non-investment grade	-	-	1,682	1,670	443	1,564	5,359	10.3%	5
Unrated	-	-	-	134	214	323	671	1.3%	67
Total	7	2,328	24,831	11,372	11,127	2,595	52,260	100.0%	18,389

Note:
(1)	Asset-backed securities.

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk continued
Derivatives
RBSH Group’s derivative assets by internal grading scale and residual maturity are analysed below. Master netting agreements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the RBSH Group’s balance sheet under IFRS.

	2012
	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m

AQ1	22	2	11	122	173	330
AQ2	4	-	136	85	352	577
AQ3	3	2	2	17	151	175
AQ4	19	6	12	792	536	1,365
AQ5	2	1	11	81	306	401
AQ6	-	1	-	9	1	11
AQ7	1	-	2	8	1	12
AQ8	1	-	-	11	19	31
AQ9	-	1	-	-	-	1
AQ10	-	-	-	28	-	28
Balances with RBSG Group	445	344	352	1,922	1,561	4,624
	497	357	526	3,075	3,100	7,555
Counterparty mtm netting						(171)
Cash collateral held against derivative exposures						(807)
Net exposure						6,577

	2011						2010
	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m

AQ1	605	448	563	1,530	1,121	4,267	1,745	428	1,741	5,163	3,123	12,200
AQ2	49	24	51	406	561	1,091	76	7	73	983	305	1,444
AQ3	117	166	116	119	514	1,032	189	63	90	493	305	1,140
AQ4	110	60	99	106	426	801	531	51	110	585	125	1,402
AQ5	104	21	64	253	19	461	538	12	44	203	148	945
AQ6	8	2	8	26	11	55	13	5	10	45	7	80
AQ7	19	11	19	22	28	99	14	19	9	121	66	229
AQ8	-	-	-	6	230	236	1	-	7	36	91	135
AQ9	-	-	1	3	-	4	105	3	1	44	40	193
AQ10	5	3	-	21	1	30	182	-	10	33	32	257
Balances with RBSG Group	802	411	1,101	4,660	4,088	11,062	2,212	529	513	5,458	1,535	10,247
	1,819	1,146	2,022	7,152	6,999	19,138	5,606	1,117	2,608	13,164	5,777	28,272
Counterparty mtm netting						(813)						(2,864)
Cash collateral held against derivative exposures						(1,033)						(1,786)
Net exposure						17,292						23,622

The table below analyses the fair value of RBSH Group’s derivatives by type of contract. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group’s balance sheet under IFRS.

	2012			2011			2010
Contract type	Notional €bn	Asset €m	Liabilities €m	Notional €bn	Assets €m	Liabilities €m	Notional €bn	Assets €m	Liabilities €m
Exchange rate	129	1,678	1,793	196	6,533	6,085	321	7,745	7,221
Interest rate	140	4,891	7,257	305	7,183	10,096	594	12,625	13,887
Credit derivatives	3	197	133	11	713	650	99	1,597	4,413
Equity and commodity	1	789	461	19	4,709	3,037	187	6,305	10,152
		7,555	9,644		19,138	19,868		28,272	35,673

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk: Derivatives continued
The tables below analyse RBSH Group’s derivative assets by contract type and residual maturity and the effect of position netting and collateral.

	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m	Counterparty mtm netting €m	Net Exposure €m
2012
Exchange rate	346	221	224	490	397	1,678	(16)	1,662
Interest rate	100	53	198	1,960	2,580	4,891	(124)	4,767
Credit derivatives	2	-	-	144	51	197	(31)	166
Equity and commodity	49	83	104	481	72	789	-	789
	497	357	526	3,075	3,100	7,555		7,384
Cash collateral held against derivative exposures								(807)
Net exposure								6,577

2011
Exchange rate	1,102	621	1,127	2,005	1,678	6,533	(48)	6,485
Interest rate	205	95	495	2,632	3,756	7,183	(579)	6,604
Credit derivatives	13	2	8	95	595	713	(28)	685
Equity and commodity	499	429	392	2,419	970	4,709	(158)	4,551
	1,819	1,147	2,022	7,151	6,999	19,138		18,325
Cash collateral held against derivative exposures								(1,033)
Net exposure								17,292

2010
Exchange rate	2,018	629	777	3,182	1,139	7,745	(389)	7,356
Interest rate	2,297	187	327	6,008	3,806	12,625	(1,399)	11,226
Credit derivatives	514	3	32	372	676	1,597	(1,076)	521
Equity and commodity	777	298	1,472	3,602	156	6,305	-	6,305
	5,606	1,117	2,608	13,164	5,777	28,272		25,408
Cash collateral held against derivative exposures								(1,786)
Net exposure								23,622

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Credit risk continued
REIL and PPLs summary
The table below analyses REIL between the Netherlands and overseas, based on location of office.

	2012 €m	2011 €m	2010 €m

Impaired loans
- Netherlands	253	339	445
- Overseas	253	1,591	1,719
	506	1,930	2,164

Accruing loans past due 90 days or more
- Netherlands	-	78	51
- Overseas	-	89	9
	-	167	60
Total REIL	506	2,097	2,224

REIL as a % of gross loans and advances to customers	7.5%	6.8%	4.8%

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2012 €m	2011 €m	2010 €m
Potential problem loans	27	220	133

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but not considered impaired.

	2012			2011			2010
	Core €m	Non-Core €m	Total €m	Core €m	Non-Core €m	Total €m	Total €m
Past due 1-29 days	12	-	12	20	176	196	51
Past due 30-59 days	-	-	-	1	12	13	42
Past due 60-89 days	-	-	-	2	9	11	40
Past due 90 days or more	-	-	-	161	6	167	60
	12	-	12	184	203	387	193

RBSH Group does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.

Notes on the consolidated accounts continued

33 Risk and balance sheet management continued

Market risk
Introduction
Market risk arises from fluctuations in interest rates, foreign currency, credit spreads, equity prices, commodity prices and risk related factors such as market volatilities. RBSH Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative and quantitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stressed VaR (SVaR), stress testing and sensitivity analyses. RBSG Group provides services to RBSH Group to enable appropriate market risk management within RBSH Group.

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

Financial instruments held in RBSH Group’s trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale; and repurchase agreements and derivative financial instruments.

RBSH Group undertakes transactions in financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of exchange traded instruments provide margin on a daily basis with cash or other security at the exchange.

RBSH Group also undertakes transactions in financial instruments that are traded over-the-counter (OTC), rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to meet customer requirements. In 2011, RBSG Group announced plans to transfer a substantial part of its business from RBSH Group to RBS plc in an effort to simplify the structure and reduce risk. During 2012 a substantial part of the business was transferred to RBS plc, as a result of which the range of products in which RBSH Group is active has significantly reduced. A key element of the transfer was the Financial Services Authority (FSA) approval of the Netherlands trading branch location into the scope of RBSG Group’s regulatory models.

Organisation structure
Independent oversight and support is provided to the business by the RBSG Global Head of Market & Insurance Risk, assisted by the RBSG and RBSH Market Risk teams. The head of each business assisted by the business risk management team, is accountable for all market risks associated with its activities.

The RBSG Global Market Risk Committee reviews and makes recommendations concerning the market risk profile across RBSH Group, including risk appetite, risk policy, models, methodology and market risk development issues. The Committee meets monthly and is chaired by the RBSG Global Head of Market & Insurance Risk. Attendees include respective divisional Risk Managers and RBSG Group Market Risk.

Regulatory Risk
Trading activities will indirectly be impacted by regulatory proposals that will change market participants’ behaviours. These are discussed in more detail in the Regulatory risk section (refer to page 95). Developments specific to market risk include the Fundamental Review of the Trading Book (FRTB) and the Fundamental Review of the Securitisation Treatments. The FRTB remains at a conceptual stage and there is currently insufficient practical detail available to provide a meaningful assessment of what may eventually be implemented. The Basel Committee's review of the treatment of securitisation positions is further advanced and RBSH Group is currently reviewing how it can participate to assess the impact on trading book activities.

Risk management
Key principles
RBSG Group’s qualitative market risk appetite is set out in policy statements, which outline the governance, responsibilities and requirements surrounding the identification, measurement, analysis, management and communication of market risk arising from the trading and non-trading investment activities of RBSG Group. All teams involved in the management and control of market risk are required to fully comply with the policy statements to ensure RBSG Group is not exposed to market risk beyond the qualitative and quantitative risk appetite. The control framework covers the following principles:

•	Clearly defined responsibilities and authorities for the primary groups involved in market risk management in RBSG Group;

•	An independent market risk management process;

•	Daily monitoring, analysis and reporting of market risk exposures against market risk limits;

•	Clearly defined limit structure and escalation process in the event of a market risk limit excess;

•	A market risk measurement methodology that captures correlation effects and allows aggregation of market risk across risk types, markets and business lines;

•	Use of ‘Value-at-Risk’ (VaR) as a measure of the one-day and SVaR as a measure of the ten-day market risk exposure of all trading positions;

•	Use of non-VaR based limits and other controls;

•
Use of stress testing and scenario analysis to support the market risk measurement and risk management process by assessing how portfolios and global business lines perform under extreme market conditions;

•	Use of backtesting as a diagnostic tool to assess the accuracy of the VaR model and other risk management techniques;

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Market risk continued
•	Adherence to the risks not in VaR (RNIV) framework to identify, quantify and capitalise risks not captured within the VaR model;

•	A new product approval process that requires market risk teams to assess and quantify market risk associated with proposed new products.

Risk appetite
The RBSG Group Executive Risk Forum (ERF) approves quantitative market risk appetite for trading and non-trading activities. The RBSG Global Head of Market & Insurance Risk, under delegated authority from the ERF, sets and populates a limit framework, which is cascaded down through legal entity, division, business and desk level market risk limits. At RBSH Group level, the risk appetite is expressed in the form of a combination of VaR and sensitivity limits and stress testing limits.

A daily report summarises RBSG Group’s market risk exposures. This daily report is sent to the RBSG Group Head of Restructuring & Risk, RBSG Group Global Head of Market & Insurance Risk, business RBSG Group Chief Risk Officers and appropriate business Market Risk Managers. In addition a daily report summarising RBSH Group’s market risk exposures against the agreed limits is produced and sent to the RBSH Group Head of Market Risk.

Legal entities, divisions, and lower levels in the business have an appropriate market risk framework of controls and limits in place to cover all material market risk exposures. The specific market risk metrics that are appropriate for controlling the positions of a desk will be more granular than the RBSG Group level limit and tailored to the particular business.

The majority of RBSH Group’s market risk exposure is in the Markets and Non-Core divisions and Group Treasury. RBSH Group is also exposed to market risk through interest rate risk and foreign exchange risk on its non-trading activities in the retail and commercial businesses. These aspects are discussed in more detail in Balance sheet management – Non-traded interest rate risk on page 185 and structural foreign currency exposures on page 186.

In 2012, a market risk economic capital model was developed. It is planned to use this model for performance measurement within Markets and to assess the trading book risks of the group from a consolidated economic perspective to a one year horizon. The results of the model will be consolidated with other risk types and reported during 2013.

Market risk exposures in RBSH Group, in common with those in other legal entities within RBSG Group, will contribute to the market risk economic capital measure.

Risk models
Risk models are developed both within business units and by Group functions. Risk models are also subject to independent review and sign-off to the same standard as pricing models. Meetings are held with the DNB as required to discuss the traded market risk, including changes in models, management, back-testing results, risks not included in the VaR framework and other model performance statistics.

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

At RBSH Group level a different VaR model is employed. It remains based on a historical simulation model and assumes a time horizon of one trading day and a confidence level of 99%. However, it uses 401 observations of historic market data exponentially weighted with a weighted average history of six months. The VaR model has also been approved by the DNB to calculate regulatory capital for the trading book via a scaling approach of 10 days. The approval covers general market risk in interest rate, currency, equity and commodity products and specific risk in interest rate and equity products.

The VaR model is an important market risk measurement and control tool. It is used for determining a significant component of the market risk capital, it is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level. The VaR model is categorised as green, amber or red. A green model is consistent with a good working model and is achieved for models that have four or less back-testing exceptions in a 12 month period. For RBSH Group’s trading book, a green model status was maintained throughout 2012.

RBSH Group's VaR should be interpreted in light of the limitations of the methodology used, as follows:

•
Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a forecast of portfolio losses based on events that occurred in the historical time series used. Therefore, events that are more severe than those in the historical data series are not represented.

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

These limitations mean that RBSH Group cannot guarantee that losses will not exceed the VaR. During 2012 an improved methodology was implemented for interest rates, to more realistically represent the distribution of rate changes. The enhanced model introduces a level-dependent scaling methodology for interest rates which removes the overestimation of rate fluctuations in regimes of declining rates and leads to a swifter adaptation to changing circumstances in times of increasing rates.

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Market risk continued
SVaR - is applied to the trading portfolio, is one of the components of regulatory capital and utilises data from a specific one year period of stress. As with VaR, the technique produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence level. For the purposes of calculating regulatory SVaR, a time horizon of ten 10 trading days is assumed and a confidence level of 99%.

In December 2012, the FSA confirmed the European Banking Authority guidelines relating to SVaR. The FSA now requires the use of ‘Dynamic’ SVaR, where the worst one year period of stress is determined on a daily basis. This has also been implemented for RBSH Group, with the approval of the DNB, to keep the process aligned with RBSG Group.

Risks not in VaR (RNIV) - The RNIV framework has been developed to quantify those market risks not adequately captured by VaR and SVaR methodologies. The RNIV approach is used for market risks that fall within the scope of VaR, but which are insufficiently captured by the model methodology, for example due to the lack of sufficient historical data. These risks are therefore assessed outside the VaR model.

RBSG Group adopts two approaches to the quantification of risks not in VaR (RNIVs):

•	Some RNIVs are quantified using a standalone VaR approach. For these RNIVs, two values are calculated: (i) the ‘VaR RNIV’; and (ii) the ‘SVaR RNIV’.

•
Some RNIVs are quantified using a stress scenario approach. For these RNIVs, an assessment of ten-day extreme, but plausible, market moves is used in combination with position sensitivities to give a stress-type loss number – the ‘stressed RNIV’ value.

For each legal entity covered by the FSA VaR model waiver, all RNIVs are aggregated to obtain the following three measures: (i) Total VaR RNIV; (ii) Total SVaR RNIV; and (iii) Total stressed RNIV. A similar process is followed for the Market Risk in RBSH Group.

In each case, no allowance is made for potential diversification in respect of material RNIVs.

Incremental risk charge (IRC) - The IRC model aims to quantify the impact of defaults and rating changes on the market value of bonds, credit derivatives, and other related positions held in the trading book. It is calculated over a one year horizon to a 99.9% confidence level, and therefore represents a 1-in-1,000 loss over the following year. The modelling framework differentiates between the liquidity of different underlying instruments, with a minimum liquidity horizon of three months. It also captures basis risks between different products referencing the same underlying credit (e.g. bonds and CDS) and between similar products with different contractual terms (e.g. CDS in different currencies).

The portfolio impact of correlated defaults and rating changes is assessed with reference to the resulting market value change of positions, which is determined using stressed recovery rates and modelled credit spread changes. The average liquidity horizon at the year end was 3.5 months

The IRC model has been further enhanced during 2012 following feedback from the DNB. A separate transition matrix for sovereign exposures was introduced in the IRC model together with a distinct treatment for Agency ABS and renewed parameters for Corporates. Additionally, the calculations for own-debt have been brought into line with European Banking Authority (EBA) guidelines.

All price risk (APR) - The APR model is applied to the corporate credit correlation trading portfolio, subject to certain eligibility constraints (principally that the underlying names are liquid corporate CDS positions). The measure is calibrated to a 99.9% confidence level over a one year time horizon. All material price risks, including defaults and credit rating changes, are within the scope of the model. Of these, the most significant are credit spread risk, credit correlation risk, index basis risk, default risk, and recovery rate risk. In addition, losses due to both hedging costs and hedge slippage are modelled. The overall APR capital charge is floored at 8% of the corresponding standard rules charge for the same portfolio. The average liquidity horizon at the year end was 12 months. During 2012 there was no APR charge for RBSH Group.

Model validation – A model assessment is performed before a new or changed model element is implemented, and before a change is made to a market data mapping. Depending on the results, it may be necessary to notify the DNB before implementation. The form of internal validation depends on the type of model and the materiality of the change.

In the case of VaR models, the following steps are considered.  In some cases, for example a minor change to a market data mapping, it will not be necessary to perform all of the steps.  However, in all cases there will be an independent review and validation.

•	Perform accuracy testing of the valuation methods used within VaR on appropriately chosen test portfolios. Ensure that tests capture the effect of using external data proxies where these are used.
•	Back-test the approach using the relevant portfolio.
•	Back-test the approach using hypothetical portfolio(s) where this is helpful for isolating the performance of specific areas of the model.
•	Identify all risks not adequately captured in VaR, and ensure that such risks are captured via the risks not in VaR process.
•	Identify any model weaknesses or scope limitations, their effect and how they have been addressed.
•	Identify ongoing model testing designed to give early warning of market or portfolio weakness becoming significant.
•
Perform impact assessment.  Estimate the impact on total 1-day and ten-day 99% VaR at the total legal entity level and the major business level, and individual risk factor level 1-day and 10-day 99% VaR at the total legal entity level.

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Market risk continued
Additionally, RBSG Group Risk Analytics (GRA) assesses the appropriateness of all new or amended models prior to their introduction. Existing approved models are re-assessed on a periodic basis to ensure they remain fit-for-purpose, for example following significant market developments or portfolio changes. The models required to be reviewed by GRA (in relation to market risk) include VaR, SVaR, IRC, APR and economic capital. The independent validation review process will consider some or all of the following areas as appropriate:

•	Test and challenge the logical and conceptual soundness of the methodology;
•
The assumptions underlying the model will be tested, where feasible against actual behaviour.  The validation report will judge the reasonableness and stability of the assumptions and specify which assumptions (if any) should be routinely monitored in production;

•	Compare model results with independent model replication;
•	Compare outcome with results from alternative methods;
•	Test parameter selection and calibration;
•	Ensure that model outputs are sufficiently conservative in areas where there is significant model uncertainty;
•	Confirm applicability of tests for accuracy, and stability; recalculate; and ensure that results are robust; and
•	Ensure appropriate factor sensitivity analysis has been performed and documented.

Stress testing
RBSH Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from severe and extreme market events. Stress testing measures the impact of exceptional changes in market rates and prices on the fair value of RBSH Group’s trading and available-for-sale portfolios. Additionally, RBSH Group calculates sensitivity analysis, historical stress tests and bottom-up stress testing.

Sensitivity analysis measures sensitivity of the current portfolio of positions sensitivity to defined market risk factor movements. These stresses are of a smaller magnitude compared to historical or bottom-up stress testing and are subject to the RBSG Group Market Risk limit framework.

Historical stress tests calculate the changes in the portfolio valuations that would be generated if the extreme market movements that occurred during significant historical market events were repeated. Historical stress tests also form part of the Group Market Risk limit framework.

Bottom-up stress testing requires analysis of the market risk exposures by risk factors and different liquidity horizons, to identify the key risks. Stresses for these risks are then designed following consultation with risk managers, economists and front office. The tests may be based on an economic scenario that is translated into risk factor shocks by an economist or by risk managers and front office as a means of assessing the vulnerabilities of their book.

The RBSG Global Market Risk Stress Testing Committee reviews and discusses all matters relating to Market Risk Stress Testing.

Stress test exposures are discussed with senior management and relevant information is reported to the RBSH Group Risk and Control Committee (RCC), ERF, RBSG Group Board and the RBSH Group Managing Board. Breaches in RBSH Group’s Market Risk stress testing limits are monitored and reported.

Reverse stress testing is designed to assess the plausibility of scenarios derived by stressing market risk factors until the loss reaches a given threshold. Market Risk contributes to the firm wide, cross risk, reverse stress tests.

In addition to VaR and stress testing, RBSH Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Pricing models
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are subject to oversight and approval by asset level modelled product review committees (ALMPRCs). These committees prioritise models for independent validation by RBSG Group Risk Analytics (GRA) taking into consideration both the materiality of risk booked against the model and an assessment of the degree of model risk (i.e. valuation uncertainty arising from choice of modelling assumptions). GRA review aims to quantify model risk by comparing model outputs against those of alternative independently developed models, the results of which are used by Market Risk to inform risk limits and by Finance to inform model reserves.

Marking-to-market
To ensure that the risks associated with trading activity are reflected in the financial and management statements, assets and liabilities in the trading book are measured at their fair value. Any profits or losses on the revaluation of positions are recognised in the income statement on a daily basis.

The fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values are determined following IAS 39 ‘Financial Instruments: Recognition and Measurement’ guidance, which requires banks to use quoted market prices or valuation techniques (models) that make the maximum use of observable inputs. When marking-to-market using a model, the valuation methodologies must be approved by all stakeholders (trading, finance, market risk, model development and model review) prior to the use for profit and loss and risk management purposes. Traders are responsible for marking-to-market their trading book positions on a daily basis. Traders can either:

•	directly mark a position with a price (e.g. spot foreign exchange); or

•	indirectly mark a position through the marking of inputs to an approved model, which will in turn generate a price.

Notes on the consolidated accounts continued

33 Risk and balance sheet management: Market risk continued
Independent price verification
Independent price verification is a key additional control over front office marking of positions.

Key elements of the independent price verification framework include:

Appropriate financial controls - business unit controllers are responsible for ensuring that independent price verification processes are in place covering all trading book positions held by their business. The independent pricing verification policy requires that daily independent price verification is performed for positions where prices/model inputs are readily available on a daily basis.

For positions where prices/model inputs are available on a less regular basis, verification may occur on a frequency that is less than daily. Where practical, verification is performed to a frequency that matches the availability of this independent price information.

Compliance statements - business unit control is required to prepare and maintain compliance statements that benchmark price verification procedures against the independent pricing policy. Each compliance statement requires review and sign-off from the relevant financial controller, market risk manager and front office management every six months at least.

For more information on independent price verification, refer to page 142.

Market risk analyses
Trading VaR
The table below analyses the VaR for RBSH Group’s trading portfolios segregated by type of market risk exposure.

	2012				2011
Trading VaR summary	Average €m	Period end €m	Maximum €m	Minimum €m	Average €m	Period end €m	Maximum €m	Minimum €m
Interest rate	3.0	2.0	7.4	1.8	4.5	4.0	9.6	3.0
Credit spread	1.4	0.8	3.9	0.8	2.4	1.7	4.3	1.1
Currency	1.7	1.3	11.3	0.6	3.1	1.4	15.3	1.1
Equity	2.1	0.7	9.7	0.5	6.5	2.5	15.8	1.8
Commodity	0.9	0.6	3.1	0.4	0.8	1.1	6.7	-
Diversification (1)		(2.8)				(6.2)
	4.4	2.6	11.3	2.1	8.5	4.5	18.3	4.0

	2010
	Average €m	Period end €m	Maximum €m	Minimum €m
Interest rate	5.6	4.1	10.1	2.8
Credit spread	6.3	4.0	9.6	1.7
Currency	1.6	2.0	4.7	0.6
Equity	7.6	7.0	14.8	2.0
Commodity	0.8	1.1	4.1	0.1
Diversification (1)	-	(8.7)	-	-
	11.5	9.5	19.0	3.4

Note:
(1)
RBSH Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key points
•	The average total VaR utilisation fell in 2012 compared with 2011 largely as a result of a reduction in trading book exposure due to transfers of businesses to RBSG Group.

•
The average total VaR utilisation fell in 2011 compared with 2010 largely as a result of a reduction in trading book exposure due to transfers of businesses to RBS plc and reduced market volatility experienced throughout the period.

Notes on the consolidated accounts continued

34 Remuneration of the Managing and Supervisory Board of RBS Holdings N.V.
Remuneration of Managing Board
The table below provides information on the remuneration of the Managing Board. As at 1 January 2012, the Managing Board was comprised of the following members:

(1)      J. de Ruiter
(2)      J. Kremers
(3)      R. Hemsley
(4)      M. Geslak
(5)      P. van der Harst

All current members of the Managing Board also perform roles in their respective fields elsewhere within RBSG Group. As a consequence the following table only summarises total rewards of the members of the Managing Board directly paid by RBS Holdings N.V. or recharged by RBSG Group to RBS Holdings N.V. The reduction in total remuneration reflects the decrease in time spent by the members on matters relating to RBS Holdings N.V. following the Transfers to RBS plc in 2011 and 2012. The disclosure of the Managing Board is presented in aggregate. RBSG Group and its subsidiaries adhere to relevant statutory requirements and RBSG Group discloses individual remuneration of RBSG Group Executive Directors only, compliant with the UK FSA remuneration policy.

(in thousands of euros)	2012	2011
Salaries and short-term benefits	1,285	1,504
Pensions	233	254
Termination benefits	-	-
Profit sharing and bonus payments	559	802
Long term incentive plan (1)	375	402
Total	2,452	2,962

Notes:
There are no loans from RBSH Group to the Managing Board members.
RBS Holdings N.V. is no longer a Dutch open N.V.
One of the tax measures introduced by the Dutch Government for 2013, is the one-off Dutch wage tax of 16% (‘crisisheffing’), payable by the employer for taxable wages above €150,000 per employee.  This wage tax amounted to a total of €351,000 for the Managing Board members.

(1)
Long-Term Incentive Plans: the vesting of awards in the form of shares in RBSG Group, will normally be subject to the satisfaction of performance conditions which will be set by the RBSG Group Remuneration Committee for each award. In addition, awards will only vest if the Committee is satisfied that risk management during the performance period has been effective and that financial and non-financial performance has been satisfactory, in line with the RBSG Group's Strategic Plan.

Remuneration of Supervisory Board
The table below provides information on the remuneration of the Supervisory Board and related committees. Members of the Supervisory Board are not entitled to emoluments in the form of Group shares or options on Group shares.

As at 1 January 2012, the Supervisory Board consisted of the following members:

(1)      B. Van Saun
(2)      R. Teerlink
(3)      C. Campbell
(4)      S. Hepkema
(5)      H. Rottinghuis

The board consisted of some members originating from within RBSG Group. The Supervisory Board members from RBSG Group were not remunerated for time spent on matters relating to RBS Holdings N.V.

The table below presents an overview of the total remuneration of the Supervisory Board. The disclosure of the Supervisory Board is presented in aggregate. RBS Group and its subsidiaries adhere to relevant statutory requirements and RBSG Group discloses individual remuneration of RBS Group Executive Directors only, compliant with UK FSA policy.

(in thousands of euros)	2012	2011
Remuneration	170	163

Notes:
There are no loans from RBSH Group to the Supervisory Board members.
RBS Holdings N.V. is no longer a Dutch open N.V.

Notes on the consolidated accounts continued

35 Related parties

RBSH Group has a related party relationship with associates, joint ventures, key management and shareholders of its parent company, RFS Holdings. The shareholders of RFS Holdings are RBSG Group, Santander and the Dutch State. The UK Government became a shareholder of RBSG on 1 December 2008. As RBSG is the ultimate consolidating company of RBSH Group, both the UK Government and the Dutch State are therefore related parties.

Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. RBSH Group enters into a number of banking transactions with related parties in the normal course of business. These transactions, which include loans, deposits and foreign currency transactions, have taken place on an arm’s length basis. These transactions are carried out on commercial terms and at market rates. Employees are offered preferential terms for certain banking products. No allowances for loan losses have been recognised in respect of loans to related parties in 2012, 2011 and 2010.

Balances with Consortium Members
The transfer of eligible business carried out in the UK, including certain securities issued by RBS N.V. was completed during the last quarter of 2011, the 'UK Transfer', pursuant to Part VII of the UK Financial Services and Markets Act 2000. The UK Transfer moved a large part of the UK Equities & Structured Retail, Markets, Lending and the former GTS businesses as well as part of the UK Non-Core portfolio.

In the first half of 2012, assets and liabilities largely relating to businesses in Singapore, Hong Kong and Kazakhstan were transferred to RBS plc by a combination of local schemes of arrangement, novations and subsidiary share sales.

On 8 August 2012 the Court of Session in Scotland approved the planned transfer of eligible RBS N.V. businesses, including the transfers of certain securities issued by RBS N.V., in the Netherlands and certain EMEA countries to RBS plc on 10 September 2012. The transfer was executed by way of a Dutch statutory demerger (the Demerger) from RBS N.V. into RBS II B.V. (the acquiring company); then onto RBS plc by way of a cross-border merger from RBS II B.V. into RBS plc (the Merger, and together with the Demerger, the Dutch Scheme), after which RBS II B.V. ceased to exist. The Dutch Scheme related largely to Transaction Services business and Lending deals. The Markets business included most Dutch, German and Italian law governed Securitised Products and a number of Over the Counter transactions (OTCs).

Also in the later half of 2012, other eligible businesses in the Netherlands and certain EMEA countries, and businesses in Malaysia, Turkey and the United Arab Emirates were transferred via novations, market mechanisms and subsidiary share sales.

RBSH Group has also entered into two agreements with RBS plc under which it has bought credit protection over the exposures held by RBSH Group that were subject to RBSG Group’s Asset Protection Scheme agreement with HM Treasury (HMT). These agreements cover 100% of losses on these assets. One agreement provides protection over a portfolio that includes significant exposure in the form of derivatives; the other covers assets that are measured at amortised cost. The former agreement is accounted for as a credit derivative. The second agreement meets the definition of a financial guarantee contract and is accounted for as such.

Financial assets and liabilities positions held for trading with RBSG Group include positions of which risks have been transferred to RBS plc. The assets and liabilities can not be offset under IFRS, however master netting agreements are in place that reduce the credit risk in the assets.

	RBS	Santander	RBS	Santander	RBS	Santander
	2012 €m	2012 €m	2011 €m	2011 €m	2010 €m	2010 €m
Securities and Derivatives	4,624	-	11,384	-	8,801	62
Loans and advances	11,887	41	14,858	49	9,168	39
Other assets	12	-	4,006	-	2,789	-

Derivatives	6,970	-	11,713	-	15,477	-
Due to banks	28,458	41	34,404	-	8,777	137
Other liabilities	531	-	2,944	-	426	19

Contingent liabilities and commitments	1,974	-	1,270	-	663	-

Balances with the Dutch State
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

There may be other significant transactions with entities under the common control of or subject to significant influence by the Dutch and/or the UK Government. These would include, amongst others, loans, deposits, guarantees, fee based relationships, or equity holdings. Disclosure is made of any significant transactions with these entities.

Notes on the consolidated accounts continued

35 Related parties continued

	2012 €m	2011 €m	2010 €m
Assets
Balances at central banks	2,064	9,161	7,516
Debt securities	714	763	3,526

Liabilities
Deposits by banks	3,573	136	66

36 Post balance sheet events
Since 31 December 2012, a portfolio of loans (€639 million) included within the balance sheet as ‘Loans and advances to customers’ were sold. There have been no other significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Notes on the consolidated accounts continued

37 Supplemental condensed consolidating financial information
RBS N.V. is a wholly owned subsidiary of RBS Holdings N.V. and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC. RBSH Group has fully and unconditionally guaranteed the obligations of RBS N.V. that have been incurred: this guarantee includes all securities issued by RBS N.V.

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

The following consolidating information presents condensed balance sheets at 31 December 2012, 2011 and 2010 and condensed statements of income, comprehensive income and cash flows for the years ended 31 December 2012, 2011 and 2010 of Holding Company, Bank Company and its subsidiaries.

Supplemental condensed consolidating balance sheet as at 31 December 2012
	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Assets
Cash and balances at central banks	-	2,068	226	-	2,294
Loans and advances to banks	35	20,869	7,827	(13,576)	15,155
Loans and advances to customers	-	3,793	2,587	-	6,380
Debt securities	-	20,678	1,977	-	22,655
Equity shares	-	1,065	62	-	1,127
Settlement balances	-	26	5	-	31
Derivatives	-	8,268	63	(776)	7,555
Intangible assets	-	3	46	-	49
Property, plant and equipment	-	-	15	-	15
Deferred taxation	-	409	11	-	420
Prepayments, accrued income and other assets	1,796	3,318	446	(4,091)	1,469
Assets of disposal groups	-	10,904	2,900	-	13,804
Total assets	1,831	71,401	16,165	(18,443)	70,954

Liabilities and equity
Deposits by banks	32	41,271	6,738	(13,576)	34,465
Customer accounts	-	1,667	971	-	2,638
Debt securities in issue	-	1,672	930	-	2,602
Settlement balances and short positions	-	107	-	-	107
Derivatives	-	9,586	834	(776)	9,644
Accruals, deferred income and other liabilities	-	1,487	295	-	1,782
Retirement benefit liabilities	-	-	-	-	-
Deferred taxation	-	36	4	-	40
Subordinated liabilities	-	4,417	2,434	-	6,851
Liabilities of disposal groups	-	9,362	1,664	-	11,026
Controlling interests	1,799	1,796	2,295	(4,091)	1,799
Non-controlling interests	-	-	-	-	-
Total liabilities and equity	1,831	71,401	16,165	(18,443)	70,954

For the note relating to this table, refer to page 212.

Notes on the consolidated accounts continued

37 Supplemental condensed consolidating financial information continued

Supplemental condensed consolidating balance sheet as at 31 December 2011 (1)

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Assets
Cash and balances at central banks	-	11,812	797	-	12,609
Loans and advances to banks	-	53,750	29,684	(56,381)	27,053
Loans and advances to customers	-	24,979	4,599	-	29,578
Debt securities	-	38,211	1,697	(263)	39,645
Equity shares	-	2,955	138	-	3,093
Settlement balances	-	2,576	32	-	2,608
Derivatives	-	18,606	532	-	19,138
Intangible assets	-	46	69	-	115
Property, plant and equipment	-	74	78	-	152
Deferred taxation	-	395	49	-	444
Prepayments, accrued income and other assets	3,401	7,728	781	(6,264)	5,646
Assets of disposal groups	-	4,264	2,431	-	6,695
Total assets	3,401	165,396	40,887	(62,908)	146,776

Liabilities and equity
Deposits by banks	5	76,911	25,985	(56,381)	46,520
Customer accounts	-	33,469	6,132	-	39,601
Debt securities in issue	-	17,473	504	(263)	17,714
Settlement balances and short positions	-	3,386	23	-	3,409
Derivatives	-	19,323	545	-	19,868
Accruals, deferred income and other liabilities	1	2,938	896	-	3,835
Retirement benefit liabilities	-	58	2	-	60
Deferred taxation	-	132	69	-	201
Subordinated liabilities	-	4,449	2,410	-	6,859
Liabilities of disposal groups	-	3,856	1,437	-	5,293
Controlling interests	3,395	3,401	2,863	(6,264)	3,395
Non-controlling interests	-	-	21	-	21
Total liabilities and equity	3,401	165,396	40,887	(62,908)	146,776

For the note relating to this table, refer to page 212.

Notes on the consolidated accounts continued

37 Supplemental condensed consolidating financial information continued

Supplemental condensed consolidating balance sheet as at 31 December 2010 (1)

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Assets
Cash and balances at central banks	-	7,321	1,002	-	8,323
Loans and advances to banks	32	35,113	49,904	(58,344)	26,705
Loans and advances to customers	-	44,844	5,815	(6,163)	44,496
Debt securities	-	53,048	2,062	(2,850)	52,260
Equity shares	-	21,805	829	-	22,634
Settlement balances	-	3,389	184	-	3,573
Derivatives	-	27,582	690	-	28,272
Intangible assets	-	95	104	-	199
Property, plant and equipment	-	80	203	-	283
Deferred taxation	-	5,163	277	-	5,440
Prepayments, accrued income and other assets	4,965	9,774	1,343	(10,170)	5,912
Assets of disposal groups	-	1,517	843	-	2,360
Total assets	4,997	209,731	63,256	(77,527)	200,457

Liabilities and equity
Deposits by banks	38	42,554	38,082	(48,689)	31,985
Customer accounts	-	62,986	7,509	(15,590)	54,905
Debt securities in issue	-	49,778	6,483	(2,850)	53,411
Settlement balances and short positions	-	4,982	220	-	5,202
Derivatives	-	34,743	1,158	(228)	35,673
Accruals, deferred income and other liabilities	1	3,275	1,936	1	5,213
Retirement benefit liabilities	-	73	2	-	75
Deferred taxation	-	112	148	-	260
Liabilities of disposal groups	-	1,602	255	-	1,857
Subordinated liabilities	-	4,661	2,233	-	6,894
Controlling interests	4,958	4,965	5,206	(10,171)	4,958
Non-controlling interests	-	-	24	-	24
Total liabilities and equity	4,997	209,731	63,256	(77,527)	200,457

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

Supplemental condensed consolidating statement of income for the year ended 31 December 2012

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Net interest income	-	407	198	-	605
Results from consolidated subsidiaries	(1,016)	(16)	-	1,032	-
Non-interest income	-	(289)	392	-	103
Total (loss)/income	(1,016)	102	590	1,032	708
Operating expenses	-	(1,145)	(385)	-	(1,530)
Impairment losses	-	(34)	(31)	-	(65)
Operating (loss)/profit before tax	(1,016)	(1,077)	174	1,032	(887)
Tax (charge)/credit	-	61	(190)	-	(129)
(Loss)/profit from continuing operations	(1,016)	(1,016)	(16)	1,032	(1,016)
Profit/(loss) from discontinued operations, net of tax	17	17	-	(17)	17
(Loss)/profit for the year	(999)	(999)	(16)	1,015	(999)
Attributable to:
Non-controlling interests	-	-	-	-	-
Controlling interests	(999)	(999)	(16)	1,015	(999)

Notes on the consolidated accounts continued

37 Supplemental condensed consolidating financial information continued

Supplemental condensed consolidating statement of income for the year ended 31 December 2011 (1)

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Net interest income	-	501	187	-	688
Results from consolidated subsidiaries	(635)	(119)	-	754	-
Non-interest income	-	3,013	305	-	3,318
Total (loss)/income	(635)	3,395	492	754	4,006
Operating expenses	-	(1,830)	(597)	-	(2,427)
Impairment losses	-	(1,740)	(25)	-	(1,765)
Operating (loss)/profit before tax	(635)	(175)	(130)	754	(186)
Tax (charge)/credit	-	(460)	11	-	(449)
(Loss)/profit from continuing operations	(635)	(635)	(119)	754	(635)
Profit/(loss) from discontinued operations, net of tax	40	40	-	(40)	40
(Loss)/profit for the year	(595)	(595)	(119)	714	(595)
Attributable to:
Non-controlling interests	-	-	-	-	-
Controlling interests	(595)	(595)	(119)	714	(595)

Supplemental condensed consolidating statement of income for the year ended 31 December 2010 (1)

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Net interest income	4	833	590	-	1,427
Results from consolidated subsidiaries	132	(100)	-	(32)	-
Non-interest income	-	2,392	71	-	2,463
Total income	136	3,125	661	(32)	3,890
Operating expenses	-	(2,620)	(760)	-	(3,380)
Impairment losses	-	115	(182)	-	(67)
Operating profit/(loss) before tax	136	620	(281)	(32)	443
Tax (charge)/credit	(1)	(290)	(19)	-	(310)
Profit/(loss) from continuing operations	135	330	(300)	(32)	133
Profit/(loss) from discontinued operations, net of tax	985	(122)	198	(76)	985
Profit/(loss) for the year	1,120	208	(102)	(108)	1,118
Attributable to:
Non-controlling interests	-	-	(2)	-	(2)
Controlling interests	1,120	208	(100)	(108)	1,120

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

Supplemental condensed consolidating statement of comprehensive income for the year ended 31 December 2012

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Loss for the period	(999)	(999)	(16)	1,015	(999)
Group undertakings reserve	275	6	-	(281)	-
Available for sale financial assets	-	448	-	-	448
Cash flow hedges	-	20	2	-	22
Currency translation account	-	(195)	3	-	(192)
Other comprehensive loss before tax	275	279	5	(281)	278
Tax (charge)/credit	-	(4)	1	-	(3)
Total comprehensive loss after tax	(724)	(724)	(10)	734	(724)
Attributable to:
Non-controlling interests	-	-	-	-	-
Controlling interests	(724)	(724)	(10)	734	(724)

Notes on the consolidated accounts continued

37 Supplemental condensed consolidating financial information continued

Supplemental condensed consolidating statement of comprehensive income for the year ended 31 December 2011 (1)

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Profit/(loss) for the period	(595)	(595)	(119)	714	(595)
Group undertakings reserve	(963)	(33)	-	996	-
Available for sale financial assets	-	287	(13)	-	274
Cash flow hedges	-	6	3	-	9
Currency translation account	-	(442)	(31)	-	(473)
Other comprehensive (loss)/income before tax	(963)	(182)	(41)	996	(190)
Tax credit/ (charge)	-	(781)	5	-	(776)
Total comprehensive income/(loss) after tax	(1,558)	(1,558)	(155)	1,710	(1,561)
Attributable to:
Non-controlling interests	-	-	(3)	-	(3)
Controlling interests	(1,558)	(1,558)	(152)	1,710	(1,558)

Supplemental condensed consolidating statement of comprehensive income for the year ended 31 December 2010 (1)

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
(Loss)/profit for the period	1,120	208	(102)	(108)	1,118
Group undertakings reserve	(408)	(70)	-	478	-
Available for sale financial assets	-	(2,057)	(48)	-	(2,105)
Cash flow hedges	-	1,377	16	-	1,393
Currency translation account	-	138	(35)	-	103
Other comprehensive (loss)/income before tax	(408)	(612)	(67)	478	(609)
Tax credit/ (charge)	-	204	(5)	-	199
Total comprehensive income/(loss) after tax	712	(200)	(174)	370	708
Attributable to:
Non-controlling interests	-	-	(4)	-	(4)
Controlling interests	712	(200)	(170)	370	712

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

Supplemental condensed consolidating statement of cash flows for the year ended 31 December 2012 (1)

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Total net cash flows from operating activities	-	(15,663)	(1,519)	(142)	(17,324)
Net cash flows from investing activities	-	374	280	-	654
Net cash flows from financing activities	-	(190)	(298)	142	(346)
Effects of exchange rate changes on cash and cash equivalents	-	13	(11)	-	2
Net increase/(decrease) in cash and cash equivalents	-	(15,466)	(1,548)	-	(17,014)
Cash and cash equivalents at the beginning of the period	-	24,359	2,685	-	27,044
Cash and cash equivalents at the end of the period	-	8,893	1,137	-	10,030

Supplemental condensed consolidating statement of cash flows for the year ended 31 December 2011 (1, 2)

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Total net cash flows from operating activities	-	(8,085)	(752)	(311)	(9,148)
Net cash flows from investing activities	-	8,625	724	-	9,349
Net cash flows from financing activities	-	(248)	(403)	311	(340)
Effects of exchange rate changes on cash and cash equivalents	-	148	(23)	-	125
Net increase/(decrease) in cash and cash equivalents	-	440	(454)	-	(14)
Cash and cash equivalents at the beginning of the period	-	23,919	3,139	-	27,058
Cash and cash equivalents at the end of the period	-	24,359	2,685	-	27,044

Notes on the consolidated accounts continued

37 Supplemental condensed consolidating financial information continued

Supplemental condensed consolidating statement of cash flows for the year ended 31 December 2010 (1, 2)

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Total net cash flows from operating activities	(7,580)	(41,000)	10,073	(349)	(38,856)
Net cash flows from investing activities	-	7,371	984	-	8,355
Net cash flows from financing activities	900	(864)	(233)	349	152
Effects of exchange rate changes on cash and cash equivalents	-	152	66	-	218
Net (decrease)/increase in cash and cash equivalents	(6,680)	(34,341)	10,890	-	(30,131)
Cash and cash equivalents at the beginning of the period	6,680	58,260	(7,751)	-	57,189
Cash and cash equivalents at the end of the period	-	23,919	3,139	-	27,058

Notes:
(1)	Restated to reflect change in accounting policy for cash and cash equivalents, refer to page 121 - Accounting Policy 2 for details.
(2)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

Other information
The parent company financial statements are included in this condensed consolidating footnote. The number of ordinary shares in issuance at 31 December 2012 was 89,287 (2011: 3,306,843,332 and 2010: 3,306,843,332). The total number of authorised ordinary shares amounts to 400,000.

Proposed profit appropriation of RBS Holdings N.V., pursuant to articles 37.2 and 37.3 of the articles of association, is as follows:

	2012 €m	2011(1) €m	2010(1) €m
(Release from)/addition to reserves	(999)	(595)	(14,414)
Dividends on ordinary shares	-	-	15,534
	(999)	(595)	1,120

Note:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

This page has been left blank intentionally

This page has been left blank intentionally

This page has been left blank intentionally

This page has been left blank intentionally

Other information

221	Report of independent registered public accounting firm
222	Articles of association
223	Relations with shareholders
223	Incorporation and registration
223	Code of conduct
223	Post balance sheet events

Other information

Report of independent registered public accounting firm
To: the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V.

We have audited the accompanying consolidated balance sheets of RBS Holdings N.V. and subsidiaries (the "RBSH Group") as of 31 December 2012, 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2012 and the notes 1 to 37. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The RBSH Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the RBSH Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RBS Holdings N.V. and subsidiaries at 31 December 2012, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Accountants B.V.

Amsterdam, March 27, 2013

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

•
The engagement in banking and stockbroking activities, the management of third party assets, acting as trustee, administrator, executor of wills and executive director, non-executive director or liquidator of companies or other organisations, the provision of insurances and the performance of all other acts and activities which are related or may be conducive thereto, all in the broadest possible sense.

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

Proposed profit appropriation
Appropriation of net profit pursuant to articles 37.2 and 37.3 of the articles of association:

(in millions of euros)	2012	2011(1)	2010(1)
(Release from)/addition to reserves	(999)	(595)	(14,414)
Dividends on ordinary shares	-	-	15,534
	(999)	(595)	1,120
Note:
(1)      Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.

Other information continued

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

Code of conduct
The code of conduct applies to everyone who works for RBSH Group.

It promotes honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships. RBSH Group recognises that personal conduct, business integrity and the Group’s security are crucial, and the code of conduct serves to inform those who work for us of the Group’s expectations of their behaviour and practices.

The code of conduct is available on the RBSG Group’s website www.rbs.com and will be provided to any person without charge, upon request, by contacting the Company Secretariat at the telephone number listed on page 261.

Post balance sheet events
Since 31 December 2012, a portfolio of loans (€639 million) included with the balance sheet as ‘Loans and advances to customers’ were sold. There have been no other significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Additional Information

225	Financial summary
233	Exchange rates
234	Pro Forma financial information
238	Economic and monetary environment
238	Supervision
241	Trend information
241	Major shareholders
241	Material contracts
242	Off-balance sheet arrangements
243	Risk Factors
252	Iran sanctions and related disclosures
253	Glossary of terms
259	Documents on display
260	Signatures
261	Important addresses

Additional Information continued

Financial summary
RBSH Group's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the five years ended 31 December 2012 are presented below.

Summary consolidated income statement	2012 €m	2011(1) €m	2010(1) €m	2009 €m	2008 €m
Net interest income	605	688	1,427	1,834	2,835
Non-interest income	103	3,318	2,463	(437)	(8,172)
Total income	708	4,006	3,890	1,397	(5,337)
Operating expenses	(1,530)	(2,427)	(3,380)	(4,621)	(7,844)
(Loss)/profit before impairment losses	(822)	1,579	510	(3,224)	(13,181)
Impairment	(65)	(1,765)	(67)	(1,623)	(2,920)
Operating (loss)/profit before tax	(887)	(186)	443	(4,847)	(16,101)
Tax	(129)	(449)	(310)	465	2,736
(Loss)/profit from continuing operations	(1,016)	(635)	133	(4,382)	(13,365)
Profit/(loss) from discontinued operations, net of tax	17	40	985	(18)	16,960
(Loss)/profit for the year	(999)	(595)	1,118	(4,400)	3,595

(Loss)/profit attributable to:
Non-controlling interests	-	-	(2)	(1)	15
Controlling interests	(999)	(595)	1,120	(4,399)	3,580

Summary consolidated balance sheet	2012 €m	2011(1) €m	2010(1) €m	2009 €m	2008 €m
Loans and advances	21,535	56,631	71,201	257,677	344,000
Debt securities and equity shares	23,782	42,738	74,894	102,036	105,789
Derivatives and settlement balances	7,586	21,746	31,845	60,790	192,876
Other assets	18,051	25,661	22,517	48,842	24,152
Total assets	70,954	146,776	200,457	469,345	666,817

Controlling interests	1,799	3,395	4,958	18,880	17,077
Non-controlling interests	-	21	24	36	46
Subordinated liabilities	6,851	6,859	6,894	14,666	13,701
Deposits	37,103	86,121	86,890	246,046	306,223
Derivatives, settlement balances and short positions	9,751	23,277	40,875	70,462	202,897
Other liabilities	15,450	27,103	60,816	119,255	126,873
Total liabilities and equity	70,954	146,776	200,457	469,345	666,817

Other financial data	2012	2011(1)	2010(1)	2009	2008
Dividend payout ratio (2)	-	-	1,389.44	-	536.68
Return on average total assets (3)	-	-	0.39	-	0.42
Return on average ordinary shareholders' equity (4)	-	-	17.79	-	11.10
Average owners' equity as a percentage of average total assets	3.29	2.36	2.20	2.99	3.83
Capital ratio – Tier 1	13.9	12.00	11.00	19.89	10.88
Capital ratio – Total	19.8	17.50	15.80	25.48	14.43
Ratio of earnings to fixed charges only (5)
– including interest on deposits	0.13	0.39	1.26	-	-
– excluding interest on deposits	-	0.84	1.86	-	-

Notes:
(1)	Restated to reflect the investment in Saudi Hollandi Bank, Riyadh, refer to page 121 - Accounting Policy 2 for details.
(2)	Dividend payout ratio represents dividends paid and current year final dividends proposed as a percentage of net profit attributable to ordinary shareholders.
(3)	Return on average total assets represents profit for the year as a percentage of average total assets. Negative ratios have been excluded.
(4)
Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity. Negative ratios have been excluded.

(5)
For this purpose, earnings consist of income before tax plus fixed charges. Fixed charges consist of total interest expense, including or excluding interest on deposits. Deposits include banks and total customer accounts. Negative ratios have been excluded. The coverage deficiency for total fixed charges excluding interest on deposits for the year ended 31 December 2012 is €887 million. The earnings for the years ended 31 December 2009 and 2008 were inadequate to cover total fixed charges excluding interest on deposits and total fixed charges including interest on deposits.

Additional Information continued

Financial summary continued
Analysis of loans and advances to customers
The following table analyses loans and advances to customers before impairment provisions by remaining maturity, geographical area and type of customer.

	Within 1 year €m	After 1 but within 5 years €m	After 5 years €m	2012 Total €m	2011 €m	2010 €m	2009 €m	2008 €m
Netherlands
Central and local government	-	-	58	58	120	372	1,659	634
Manufacturing	73	116	44	233	806	1,745	7,437	10,310
Construction	-	10	9	19	551	388	865	1,158
Finance	139	-	35	174	1,190	1,668	12,506	15,065
Service industries and business activities	128	496	267	891	2,201	3,640	16,788	15,957
Agriculture, forestry and fishing	-	-	-	-	-	65	4,951	4,652
Property	-	2	5	7	301	290	3,949	3,865
Other business activities	-	-	-	-	781	1,148	7,724	8,699
Residential mortgages	48	119	115	282	431	449	102,308	100,984
Personal lending	-	-	-	-	-	6	169	3,696
Accrued interest	4	1	3	8	22	73	763	1,082
Total domestic	392	744	536	1,672	6,403	9,844	159,119	166,102

Overseas
US	-	-	-	-	970	1,668	4,357	10,852
Rest of the World	2,392	1,050	1,607	5,049	23,732	34,511	62,118	100,074
Loans and advances to customers – gross	2,784	1,794	2,143	6,721	31,105	46,023	225,594	277,028
Loan impairment provisions				(341)	(1,527)	(1,527)	(5,636)	(4,518)
Loans and advances to customers – net				6,380	29,578	44,496	219,958	272,510

Note:
RBSH Group provides credit facilities at variable rates to its corporate customers and retail customers.  Variable rate credit extended to RBSH Group’s corporate and commercial customers includes bullet and instalment loans, finance lease agreements and overdrafts; interest is generally charged at a margin over a bench mark rate such as EURIBOR, LIBOR or base rate. Interest on variable rate retail loans may also be based on EURIBOR, LIBOR or base rate.  RBSH Group does not provide interest only loans to its retail customers.

Additional Information continued

Financial summary continued
Loan impairment provisions
For a discussion of the factors considered in determining the amount of the provisions, refer to ‘Impairment loss provision methodology’ on page 58 and ‘Critical Accounting policies and key sources of estimation uncertainty’ on pages 129-131.

The following table shows the movements in loan impairment provisions.

	2012 €m	2011 €m	2010 €m	2009 €m	2008 €m
Provisions at the beginning of the year
Domestic	242	223	4,085	2,792	948
Foreign	1,330	1,349	1,626	1,772	2,053
	1,572	1,572	5,711	4,564	3,001
Transfer (to) from/disposal groups
Domestic	-	-	(2,155)	994	750
Foreign	(171)	-	(222)	(238)	(1,043)
	(171)	-	(2,377)	756	(293)
Currency translation and other adjustments
Domestic	-	78	(261)	183	143
Foreign	(74)	49	335	(32)	(60)
	(74)	127	74	151	83
(Disposals)/acquisitions of businesses
Domestic	(50)	5	-	-	-
Foreign	(512)	(50)	-	(73)	-
	(562)	(45)	-	(73)	-
Amounts written-off
Domestic	(50)	(43)	(1,506)	(543)	(313)
Foreign	(403)	(354)	(437)	(732)	(544)
	(453)	(397)	(1,943)	(1,275)	(857)
Recoveries of amounts previously written-off
Domestic	7	-	21	8	12
Foreign	5	22	38	2	31
	12	22	59	10	43
Charged to income statement (1) – continuing operations
Domestic	6	(20)	39	651	1,276
Foreign	11	322	21	970	1,335
	17	302	60	1,621	2,611
Unwind of discount (recognised in interest income)
Domestic	-	-	-	-	(24)
Foreign	-	(8)	(12)	(43)	-
	-	(8)	(12)	(43)	(24)
Provisions at the end of the year (2)
Domestic	155	242	223	4,085	2,792
Foreign	186	1,330	1,349	1,626	1,772
	341	1,572	1,572	5,711	4,564
Gross loans and advances to customers
Domestic	1,672	6,953	9,844	159,119	166,494
Foreign	5,049	24,152	36,179	66,475	110,534
	6,721	31,105	46,023	225,594	277,028
Closing customer provisions as a % of gross loans and advances to customers (3)
Domestic	9.3%	3.5%	2.3%	2.6%	1.7%
Foreign	3.7%	5.3%	3.6%	2.3%	1.6%
Total	5.1%	4.9%	3.3%	2.5%	1.6%

Customer charge to income statement for continuing operations as a % of gross loans and advances to customers
Domestic	0.4%	(0.3%)	0.4%	0.4%	0.8%
Foreign	(0.1%)	1.3%	0.1%	1.5%	1.2%
Total	0.2%	1.0%	0.1%	0.7%	0.9%

Notes:
(1)
Includes €15 million relating to loans and advances to banks (2011 – nil; 2010 – €(15) million; 2009 – €30 million, 2008 – €46 million). Net of recoveries/recharges under the APS back-to-back agreement.

(2)	Includes closing provisions against loans and advances to banks of nil (2011 – €45 million; 2010 – €45 million; 2009 – €75 million; 2008 – € 46 million).
(3)	Closing customer provisions exclude closing provisions against loans and advances to banks.

Additional Information continued

Financial summary Loan impairment provisions continued
The following table shows additional information in respect of the loan impairment provisions.

	2012 €m	2011 €m	2010 €m	2009 €m	2008 €m
Loan impairment provisions at end of year:
Customers	341	1,527	1,527	5,636	4,518
Banks	-	45	45	75	46
	341	1,572	1,572	5,711	4,564

Average loans and advances to customers (gross)	18,913	38,564	135,809	251,311	333,329

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	0.0%	1.0%	0.1%	1.1%	1.0%
Amounts written-off (net of recoveries) – customers	2.2%	1.1%	1.5%	0.5%	0.2%

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	2012		2011		2010		2009		2008
	Closing provision €m	% of loans to total loans %	Closing provision €m	% of loans to total loans %	Closing provision €m	% of loans to total loans %	Closing provision €m	% of loans to total loans %	Closing provision €m	% of loans to total loans %

Domestic
Central and local government	-	0.9%	-	0.4%	-	0.8%	1	0.7%	13	0.2%
Manufacturing	(3)	3.5%	-	4.4%	-	3.8%	1,967	3.3%	1,474	3.7%
Construction	-	0.3%	-	1.8%	-	0.8%	17	0.4%	21	0.4%
Finance	14	2.6%	32	3.8%	119	3.6%	643	5.5%	287	5.6%
Service industries and business activities	118	13.3%	126	7.1%	43	10.4%	775	10.9%	599	8.9%
Agriculture, forestry and fishing	-	0.0%	-	0.0%	-	0.1%	137	2.2%	75	1.7%
Property	-	0.1%	68	1.0%	45	0.6%	110	1.8%	41	1.4%
Individuals
– home mortgages	24	4.2%	21	2.5%	21	1.0%	-	45.4%	-	36.5%
– other	7	0.0%	3	1.4%	45	0.0%	-	0.1%	-	1.3%
Accrued interest	-	0.1%	-	0.1%	-	0.2%	-	0.3%	-	0.4%
Total domestic	160	24.9%	250	22.5%	273	21.3%	3,650	70.6%	2,510	60.1%
Foreign	146	75.1%	1,216	77.5%	1,183	72.7%	1,466	29.4%	1,410	39.9%
Impaired book provisions	306	100%	1,466	100.0%	1,456	100%	5,116	100%	3,920	100%
Latent book provisions	35		106		116		595		644
Total provisions	341		1,572		1,572		5,711		4,564

Additional Information continued

Financial summary continued
Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	2012 €m	2011 €m	2010 €m	2009 €m	2008 €m
Domestic
Central and local government	-	-	-	12	-
Manufacturing	-	-	1,469	185	54
Construction	-	-	-	13	-
Finance	1	31	31	6	11
Service industries and business activities	10	11	6	208	66
Agriculture, forestry and fishing	-	-	-	14	58
Property	39	-	-	17	-
Residential mortgages	-	-	-	-	-
Personal lending	-	-	-	59	36
Finance leases and instalment credit	-	-	-	29	88
Total domestic	50	42	1,506	543	313
Foreign	403	355	437	732	544
Total write-offs	453	397	1,943	1,275	857

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2012 €m	2011 €m	2010 €m	2009 €m	2008 €m
Domestic
Central and local government	-	-	-	-	-
Manufacturing	7	-	-	-	-
Construction	-	-	-	-	-
Finance	-	-	-	-	-
Service industries and business activities	-	-	-	-	1
Agriculture, forestry and fishing	-	-	-	-	-
Property	-	-	-	-	-
Residential mortgages	-	-	-	-	-
Personal lending	-	-	21	8	11
Finance leases and instalment credit		-	-	-	-
Total domestic	7	-	21	8	12
Foreign	5	22	38	2	31
Total recoveries	12	22	59	10	43

Renegotiated loans
The table below shows loans whose terms were renegotiated during the year that are unimpaired: either the loan was performing both before and after the renegotiation or it was non-performing before renegotiation and subsequently transferred to the performing book. Renegotiated loans with impairment provisions continue to be reported as impaired loans.

	2012 €m	2011 €m	2010 €m	2009 €m	2008 €m
Renegotiated loans (1)	-	194	438	101	317

Note:
(1)  Renegotiated loans data include only those arrangements above thresholds set individually by the divisions, ranging from nil to €10 million.

Additional Information continued

Financial summary continued
Risk elements in lending and potential problem loans
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans (including renegotiated loans and forbearance loans) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent loss provision is established for the latter.

	2012 €m	2011 €m	2010 €m	2009 €m	2008 €m
Impaired loans (1)
Domestic	253	339	445	5,398	3,429
Foreign	253	1,591	1,719	2,691	2,592
Total	506	1,930	2,164	8,089	6,021

Accruing loans which are contractually overdue 90 days or more as to principal or interest
Domestic	-	78	51	92	63
Foreign	-	89	9	61	55
Total	-	167	60	153	118
Total risk elements in lending	506	2,097	2,224	8,242	6,138

Closing provisions for impairment as a % of total risk elements in lending	67.4%	75.0%	70.7%	69.3%	74.3%
Risk elements in lending as a % of gross lending to customers	7.5%	6.8%	4.8%	3.7%	2.2%

Note:
(1)
The write off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio). The coverage ratio reduces if the loan written off carries a higher than average provision and increases if the loan written off carries a lower than average provision. Impaired loans at 31 December 2012 include €27 million of loans whose terms were renegotiated.

	2012 €m	2011 €m	2010 €m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
Domestic	20	80	64
Foreign	34	85	325
	54	165	389

Interest on impaired loans included in net interest income
Domestic	-	69	3
Foreign	0	32	47
	0	101	50

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2012 €m	2011 €m	2010 €m	2009 €m	2008 €m
Potential problem loans	27	220	133	532	672

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Additional Information continued

Financial summary continued
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

The table below sets out RBSH Group’s cross border exposures greater than 0.5% of RBSH Group’s total assets.

	2012				2011 €m	2010 €m
	Government €m	Banks €m	Other €m	Total €m

Spain	45	4,042	2,056	6,143	8,615	8,188
Germany	1,816	853	136	2,805	7,008	9,750
United States	1,871	496	336	2,703	13,986	13,612
United Kingdom	-	1,116	903	2,019	-*	9,602
France	528	308	746	1,582	4,322	4,853
India	-	221	867	1,088	5,876	4,611
Belgium	1,006	59	19	1,084	1,656	2,042
Brazil	636	90	84	810	1,223	1,110
Italy	501	155	80	736	2,492	1,932
China	-	618	84	702	3,777	3,089
Romania	-	3	669	672	1,364	942*
Austria	367	59	235	661	726*	673*
Ireland	156	212	110	478	595*	1,039*
Republic of Korea	-	115	301	416	2,222	2,919
Cayman Islands	-	-	395	395	675*	1247*

* Less than 0.5% of Group total assets.

Additional Information continued

Financial summary continued
Analysis of deposits – product analysis
The following table shows the distribution of RBSH Group's deposits by type and geographical area.

	2012 €m	2011 €m	2010 €m
Netherlands
Demand deposits – interest-free	478	388	654
– interest-bearing	68	13,195	18,123
Time deposits – savings	-	-	-
– other	26,552	14,266	9,350
Total domestic offices	27,098	27,849	28,127
Overseas
Demand deposits – interest-free	2,502	7,643	18,420
– interest-bearing	4,919	30,488	27,084
Time deposits – savings	1	629	279
– other	2,583	19,512	12,980
Total overseas offices	10,005	58,272	58,763
Total deposits	37,103	86,121	86,890

Held for trading	1,970	2,265	2,304
Designated as at fair value through profit or loss	-	-	-
Amortised cost	35,133	83,856	84,586
Total deposits	37,103	86,121	86,890

Overseas
US	773	7,075	4,295
Rest of the World	9,232	51,197	54,468
Total overseas offices	10,005	58,272	58,763

Certificates of deposit and other time deposits
The following table shows details of RBSH Group's certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

2012	Within 3 months €m	Over 3 months but within 6 months €m	Over 6 months but within 12 months €m	Over 12 months €m	Total €m
Domestic
Certificates of deposit	26	80	-	-	106
Other time deposits	3,055	7,020	-	3,549	13,624

Overseas
Certificates of deposit	-	-	-	-	-
Other time deposits	415	149	9	238	811
	3,496	7,249	9	3,787	14,541

Additional Information continued

Financial summary continued
Short-term borrowings
The table below shows details of RBSH Group's short-term borrowings. Short-term borrowings comprise repurchase agreements, commercial paper and certificates of deposit.

	Repurchase agreements	Commercial paper	Certificates of deposit	Total 2012	Total 2011	Total 2010
At year end
- balance (€bn)	13	0	0	13	21	21
- weighted average interest rate	0.5%	1.3%	0.8%	0.5%	0.8%	0.6%

During the year
- maximum balance (€bn)	16	2	4	22	46	44
- average balance (€bn)	8	1	2	11	18	28
- weighted average interest rate	0.5%	1.4%	0.8%	0.6%	0.9%	0.6%

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations
The table below summarises RBSH Group's other contractual cash obligations by payment date.

2012	0 – 3 months €m	3 – 12 months €m	1 – 3 years €m	3 – 5 years €m	5 – 10 years €m	10 – 20 years €m
Operating leases	8	21	33	16	29	-

2011
Operating leases	20	61	95	59	272	-

RBSH Group's undrawn formal facilities, credit lines and other commitments to lend were €5,466 million (2011 – €22,378 million). While RBSH Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. RBSH Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Exchange rates
Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.

	February 2013	January 2013	December 2012	November 2012	October 2012	September 2012
US dollars per €1
Noon Buying Rate
High	0.77	0.77	0.77	0.79	0.78	0.80
Low	0.73	0.74	0.75	0.77	0.76	0.76

		2012	2011	2010	2009	2008
Noon Buying Rate
Period end rate		0.76	0.77	0.75	0.70	0.72
Average rate for the period (1)		0.77	0.71	0.76	0.72	0.68

Consolidation rate (2)
Period end rate		0.76	0.77	0.75	0.69	0.72
Average rate for the period		0.78	0.71	0.76	0.72	0.68

Notes:
(1)	The average of the Noon Buying Rates on the last business day of each month during the period.
(2)	The rates used by RBSH Group for translating US dollars into euro in the preparation of its financial statements.
(3)	On 15 March 2013 (the latest practicable date), the Noon Buying Rate was €1.00 = $0.76.

Additional Information continued

Unaudited pro forma condensed consolidated financial information relating to RBSH Group
Background
On 19 April 2011, RBS Holdings N.V. announced its intention to transfer a substantial part of the business activities of the Royal Bank of Scotland N.V. (RBS N.V.) to The Royal Bank of Scotland plc (RBS plc), (the Transfers). The Transfers collectively constitute a probable material disposition of the business activities of RBS N.V. Historical financial information on a pro forma basis is provided to give the investors a better understanding of what the results of operations and the financial position of RBS N.V. might have looked like had the transfers to RBS plc already occurred in respect of the unaudited pro forma condensed consolidated balance sheet as at 31 December 2012 and in respect of the unaudited pro forma condensed consolidated statement of income for the year ended 31 December 2012. The Transfers are expected to be implemented on a phased basis over a period ending 31 December 2013. A large part of the Transfers (including the transfers of certain securities issued by RBS N.V.) took place during the last quarter of 2011 and during 2012, refer to page 9 for further details.

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

The pro forma financial information includes the following condensed consolidated pro forma information for RBSH Group (i) a pro forma condensed consolidated balance sheet as at 31 December 2012, (ii) a pro forma condensed consolidated statement of income for the year ended 31 December 2012 and (iii) notes to the pro forma financial information.

As at the date of this report, Management of RBSH Group is not aware of any matters that could impact the results and financial position as presented in the pro forma financial information.

Additional Information continued

Unaudited pro forma condensed consolidated financial information relating to RBSH Group continued

Unaudited pro forma condensed consolidated balance sheet as at 31 December 2012

Assets	RBSH Group (1) €m	Proposed Transfers (2) €m	Pro Forma total (3, 4) €m
Cash and balances at central banks	2,294	1,390	904
Loans and advances to banks	15,155	5,594	9,561
Loans and advances to customers	6,380	2,716	3,664
Debt securities	22,655	857	21,798
Equity shares	1,127	941	186
Settlement balances	31	31	-
Derivatives	7,555	2,335	5,220
Other assets	15,757	13,685	2,072
Total assets	70,954	27,549	43,405

Liabilities
Deposits by banks	34,465	11,318	23,147
Customer accounts	2,638	641	1,997
Debt securities in issue	2,602	579	2,023
Settlement balances and short positions	107	107	-
Derivatives	9,644	1,678	7,966
Other liabilities	19,699	13,062	6,637
Total liabilities	69,155	27,385	41,770

Equity
Non-controlling interests	-	-	-
Controlling interests	1,799	164	1,635
Total equity	1,799	164	1,635

Total equity and liabilities	70,954	27,549	43,405

Notes:
(1)
This financial information for RBSH Group as at 31 December 2012 has been extracted from audited financial information contained within the Annual Report and Accounts of RBS Holdings N.V. contained on pages 115 to 219.

(2)
This represents the value of the assets, liabilities and equity as at 31 December 2012 proposed to be transferred to RBS plc over the period up until 31 December 2013. See ‘Notes to pro forma financial information relating to RBSH Group’ for further information.

(3)	This represents the value of the assets, liabilities and equity as at 31 December 2012 assuming the Transfers had occurred at that date.
(4)	As part of the Transfers it is assumed that all intercompany transactions are settled and that the retained business is refinanced according to its funding needs.

Additional Information continued

Unaudited pro forma condensed consolidated financial information relating to RBSH Group continued

Unaudited pro forma condensed consolidated statement of income for the year ended 31 December 2012

	RBSH Group (1) €m	Proposed Transfers (2) €m	Pro Forma total (3) €m

Net interest income	605	357	248
Fees and commissions receivable	469	287	182
Fees and commissions payable	(198)	(75)	(123)
Income from trading activities	49	32	17
Other operating income	(217)	(243)	26
Non-interest income	103	1	102
Total income	708	358	350
Operating expenses	(1,530)	(859)	(671)
Profit before impairment losses	(822)	(501)	(321)
Impairment losses	(65)	(26)	(39)
Operating profit before tax	(887)	(527)	(360)
Tax (charge)/credit	(129)	(98)	(31)
Profit for the year from continuing operations	(1,016)	(625)	(391)

Attributable to:
Non-controlling interests	-	-	-
Controlling interests	(1,016)	(625)	(391)

Notes:
(1)	This financial information for RBSH Group has been extracted from audited financial information contained within the Annual Report and Accounts of RBS Holdings N.V. contained on pages 115 to 219.
(2)	This represents the income and expenses relating to the Transfers for the year ended 31 December 2012. See ‘Notes to pro forma financial information relating to RBSH Group’ for further information.
(3)	This represents the income and expenses for the year ended 31 December 2012 assuming the Transfers had occurred on 1 January 2012.

Additional Information continued

Unaudited pro forma condensed consolidated financial information relating to RBSH Group continued
Notes to pro forma financial information relating to RBSH Group

1. Basis of preparation
The pro forma financial information for RBSH Group as at 31 December 2012 and for the year ended 31 December 2012, has been derived from audited financial information for the year ended 31 December 2012 contained within the Annual Report and Accounts of RBS Holdings N.V. on pages 115 to 219, and does not reflect subsequent events.

The pro forma financial information has been prepared on the following basis:

•
The pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X, on the basis of management’s best estimate of the relevant assets and liabilities of RBS N.V. that will be transferred to RBS plc.

•
In the preparation of the pro forma financial information, the same recognition and measurement principles were applied as in the preparation of the audited financial information for the full year ended 31 December 2012 in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and adopted by the European Union.

•	The pro forma condensed consolidated balance sheet of RBSH Group as at 31 December 2012 is presented to show the effect of the Transfers as if the Transfers had occurred on 31 December 2012.
•
The pro forma condensed consolidated statement of income of RBSH Group for the year ended 31 December 2012 is presented to show the effect of the Transfers as if the Transfers had occurred on 1 January 2012.

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

•
There are no material non-recurring charges or credits (and related tax effects) expected to result directly from the Transfers, other than the recycling of equity reserves arising from the transaction which are excluded.

The Transfers are subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures, any of which may significantly change the pro forma information from that presented.

2. Businesses to be transferred as part of the Transfers
RBS N.V.’s businesses include the following product areas: Equities & Structured Retail Products, Emerging Markets, Lending, Global Transaction Services, and Short Term Markets & Financing (STMF). The Transfers include a number of subsidiary companies and specific product portfolios together with associated hedging. RBS N.V. also currently holds directly and indirectly certain other assets which are owned by RBSG jointly with the Dutch State and Santander (the Consortium Shared Assets); these are part of the retained businesses.

It is expected that the Transfers will be implemented on a phased basis over a period ending 31 December 2013. This will be subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures. A large part of the Transfers (including the transfers of certain securities issued by RBS N.V.) took place during the last quarter of 2011 and during 2012.

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

3. Overview of RBSH Group after the Transfers
For legal, tax and other reasons, there are expected to be certain operations, assets and liabilities in RBS N.V. which will not be transferred to RBS plc. RBSG is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the Transfers. Following completion of the Transfers, RBS N.V. will continue to be supervised and regulated by DNB.

Additional Information continued

Economic and monetary environment
It has been noted before that when economies are emerging from recessions rooted in high levels of debt and stresses in the financial system, growth is slower than in the typical recovery. That was the experience again in 2012 in the major markets in which RBSH Group operates.

The Dutch economy shrank by 0.9% in 2012, and slipped back into a technical recession in the last quarter of the year. Total economic activity, as measured by Gross domestic product (GDP), declined by 1% in the third quarter and by 0.2% in the fourth quarter as the sovereign debt crisis spread to the core of the eurozone. The main culprits were weak investment growth and low consumer spending.

Labour market conditions deteriorated over the course of 2012, with the unemployment rate climbing to 7.2% in December.  High inflation, up to 3% in January 2013, combined with anemic wage increases lead to depress real disposable income growth.

The outlook is for a mild contraction in 2013, according to Consensus Economics. The current recession is expected to extend into the first half of 2013, before a gradual recovery kicks in, during the second half of the year. GDP is expected to fall by 0.3% in 2013, followed by a modest re-acceleration of 1% in 2014.

In the UK, growth weakened. Total economic activity, as measured by GDP, was flat compared with growth of 0.9% in 2011. At the start of the year, expectations had been more positive, the consensus forecast for growth having been 0.5%. Yet the year ended with the economy contracting.

More positively, unemployment fell, from around 8.3% at the turn of the year to 7.7% towards its end. That helped to offset the continuing squeeze on the spending power of earnings as wages grew by less than inflation.

Housing market activity remained subdued. Prices were broadly stable, some indices showing a rise and others a fall. Any price increases seem to have been concentrated in and around London.

The Bank of England continued its ultra-loose monetary policy stance. Although inflation remained above target, the Bank kept interest rates at 0.5%. In fact, its greater concern was that the weak economy would cause inflation to be too low and in February and July it increased its asset purchase programme by £50 billion taking the total value of assets purchased to £375 billion. The Government’s decision to transfer the coupon payments from the Asset Purchase Facility to HM Treasury, which will use these proceeds to reduce the stock of Government debt, has a similar effect to further quantitative easing.

In the United States, GDP growth was slightly stronger at 2.2% compared with 1.8% in 2011. Uncertainty about how leaders might resolve immediate and longer-term fiscal challenges weighed on growth during much of the year.

There was encouraging news on the job market, where unemployment had fallen to 7.8% in December, and the housing market, where prices and construction activity started to rise.

However, concerned that the recovery remained too slow to return unemployment to rates consistent with its mandate to foster maximum employment, the Federal Open Market Committee changed policy in two ways. In September it agreed to increase monetary accommodation by purchasing mortgage-backed securities at a pace of $40 billion per month. Second, it announced in December it anticipates the Fed Funds rate remaining exceptionally low as long as the unemployment rate is above 6.5%, inflation one to two years ahead is expected to be no more than 2.5% and inflation expectations are well anchored.

Entering 2012, the greatest economic concern was how problems related to sovereign debt in the euro zone would be managed. By agreeing the outline of a banking union, undertaking to purchase sovereign debt to push down yields and making progress on fiscal rules, European leaders and the European Central Bank took some steps that are necessary if an economic and monetary union is to be sustained. At the end of the year the probability that some of the worse outcomes would be realised had fallen although they had not disappeared. Despite this progress, euro zone GDP contracted and unemployment had risen to almost 12% by December.

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

Additional Information continued

Supervision: Prudential Supervision continued
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

Additional Information continued

Supervision: Solvency supervision continued
RBSH Group's lead regulator in the Netherlands is DNB. RBSH Group is a subsidiary of the RBSG Group whose lead regulatory in the UK is the FSA. In the US, RBSH Group’s operations are required to meet liquidity requirements set out by the US Federal Reserve Bank, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation and Financial Industry Regulatory Authority.

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

In accordance with the principles of the European Banking Authority (EBA) and the Basel Committee on Banking Supervision (BCBS) and as articulated in DNB's Liquidity Policy Rule (Beleidsregel liquiditeit Wft 2011) RBSH Group is required to regularly carry out an Internal Liquidity Adequacy Assessment Process (ILAAP). The ILAAP covers RBSH Group's assessment of liquidity risks under the severe ILAAP stress test scenarios, the adequacy of liquidity resources and liquidity management systems and controls. The liquidity risks run by RBSH Group are quantified through severe but plausible stress testing scenarios. Key to the ILAAP stress testing process is the benefit of actual experience during the financial crisis and the access to historic data to support the ILAAP outflow assumptions which are key inputs into the ‘Quantitative Liquidity Stress Testing’ (QLST) process. QLST is an essential part of RBSH Group’s risk management process and enables RBSH Group to model the impact of the different stress scenarios on the liquidity position.

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

Additional Information continued

Supervision: Supervision of the securities and investment businesses continued
United States
RBSH Group is both a bank holding company and a financial holding company within the meaning of the US Bank Holding Company Act of 1956. As such, it is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (“the Federal Reserve”). Among other things, RBSH Group's direct and indirect activities and investments in the United States are limited to those that are 'financial in nature' or 'incidental' or 'complementary' to a financial activity, as determined by the Federal Reserve.

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

Other jurisdictions
RBSH Group operates in over 30 countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central bank.

Trend information
The composition of RBSH Group's revenues, assets and liabilities and its overall performance are affected by changing economic conditions and changing conditions in financial markets, as well as regulatory changes. RBSH Group expects the global recovery to be maintained, but to remain uneven. The pace of growth in the major developed economies, including the Netherlands, UK and the US, is likely to remain sluggish by historic standards, and volatile. This reflects high levels of indebtedness, fiscal rebalancing and the expectation that interest rates will gradually rise. Emerging markets, especially Asia, will continue to outperform as they are less encumbered by balance sheet strains. Moreover, growth in countries like China and India will continue to be underpinned by the process of ‘catch-up’ with industrial nations. As a result, RBSH Group expects that liquidity disruptions, instability and volatility will continue to affect the credit and financial markets in 2013. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the markets. The Dutch economy shrank by 0.9% in 2012, and slipped back into a technical recession in the last quarter of the year. Total economic activity, as measured by Gross domestic product (GDP), declined by 1% in the third quarter and by 0.2% in the fourth quarter as the sovereign debt crisis spread to the core of the eurozone. The main culprits were weak investment growth and low consumer spending. The outlook is for a mild contraction in 2013, according to Consensus Economics. The current recession is expected to extend into the first half of 2013, before a gradual recovery kicks in, during the second half of the year. GDP is expected to fall by 0.3% in 2013, followed by a modest re-acceleration of 1% in 2014.

RBSH Group is actively continuing the transfer of a substantial part of the business activities of RBS N.V. to RBS plc as discussed on page 9. This will simplify its structure, thereby reducing risk, cost and complexity. For further discussion of some of these challenges, please refer to the 'Risk and balance sheet management' and to the 'Risk Factors' on page 243-251.

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

On 3 October 2008, the Dutch State fully acquired all Fortis’ businesses in the Netherlands, including the Fortis share in RFS Holdings. On 24 December 2008, the Dutch State purchased from Fortis Bank Nederland (Holding) N.V. its investment in RFS Holdings, to become a direct shareholder in RFS Holdings. On 31 December 2010, RBSG Group increased its shareholding in RFS Holdings to 97.72%. As of that date, the Dutch State has a 1.25% shareholding and Santander has a 1.03% shareholding. On 7 November 2012 the Dutch State transferred its investment to Stichting Administratiekantoor Beheer Financiële Instellingen.

Stock exchange listings
None of the shares in RBSH Group are listed.

Issued share capital
The issued share capital of RBS Holdings N.V. consists of 89,287 ordinary shares with a nominal value of € 0.56.

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

Additional Information continued

Material contracts continued
Although the portfolio of covered assets included assets recorded on RBSH Group’s balance sheet, RBSH Group was not entitled to benefit under this contract.

However, RBSH Group entered into credit protection agreements in 2009 in the form of a financial guarantee contract and a credit derivative contract with RBS plc that provides full principal protection over those covered assets attributable to RBSH Group for their remaining life.

Under the terms of these contracts on impairment of a covered asset RBSH Group is entitled to receive from RBS plc the present value of the difference between contractual and expected cash flows from the asset; subsequent reductions in the estimated lost cash flows are paid by RBSH Group to RBS plc and increases paid by RBS plc to RBSH Group. For further details on these contracts see pages 99 to 101.

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

Dividends
RBSH Group's policy is to pay dividends on ordinary shares taking account the capital position and prospects. For further information on the payment of dividends, see page 138.

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

Additional Information continued

Risk factors
Set out below are certain risk factors which could have a material adverse effect on the business, operations, financial condition or prospects of RBSH Group and cause RBSH Group’s future results to be materially different from expected results. RBSH Group’s results could also be affected by competition and other factors. RBSH Group is a principal subsidiary of RBSG and accordingly, risk factors which relate to RBSG and RBSG Group will also be of relevance to RBSH Group. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

Risks relating to RBSH Group

Macro-economic and geopolitical risks
RBSH Group is reliant on the RBSG Group
RBSH Group is part of the RBSG Group and receives capital, liquidity and funding support from the RBSG Group. At 31 December 2012, RBSH Group funding included €28.5 billion (31 December 2011 –€34.4 billion) due to companies in the RBSG Group of which €12.6 billion (31 December 2011 –€15.7 billion) was secured. RBSH Group also obtained capital support through its credit protection agreements with RBS (for further information see page 99 of the 2012 Annual Report). At 31 December 2012, these agreements reduced RBSH Group’s regulatory capital requirement by €338 million (31 December 2011 - €654 million). In 2009, in connection with the agreement (the Asset Protection Scheme (APS)) between RBS and HM Treasury (HMT), acting on behalf of the UK Government, under which RBS purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT, including certain assets recorded on RBSH Group’s balance sheet, RBSH Group entered into back-to-back credit protection agreements with RBS (the Contracts) that provide full principal protection over those covered assets attributable to RBSH Group for their remaining life. The exit by RBS from APS on 18 October 2012 has not impacted the Contracts and as a result, there has been no change to these contracts for the year ended the 31 December 2012.  In addition, much of RBSH Group’s banking operations function on the RBSG Group's integrated global infrastructure. These operations include: sales and marketing; customer recognition; transaction processing and execution; record-keeping; settlement services; compliance monitoring; risk management; treasury management; accounting and financial reporting; taxation advice; information technology services; purchasing; office accommodation and administration; human resources management; and internal audit.

The reduction or cessation of the ability of the RBSG Group, pursuant to the Contracts or otherwise, to provide intra-group funding, capital injections, liquidity or other support directly or indirectly to RBSH Group may result in funding or capital pressures and liquidity stress for RBSH Group and may have a material adverse effect on the operations, financial condition and results of operations of RBSH Group. As a result of the transfers of a substantial part of the business activities from RBS N.V. to RBS as discussed in the risk factor below headed ‘The execution and/or any delay in the execution (or non-completion) of the approved proposed transfers of a substantial part of the business activities of RBS N.V. to RBS may have a material adverse effect on RBSH Group, the residual Group will become more reliant on the RBSG Group for capital, liquidity and funding support than it is currently. Accordingly, risk factors which relate to RBSG or the RBSG Group will also be of relevance to prospective investors. See also the RBSG Risk Factors which are incorporated by reference herein.

RBSH Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions
RBSH Group’s businesses and performance are affected by local and global economic conditions, perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term remains challenging and many forecasts predict at best only stagnant or modest levels of gross domestic product (GDP) growth across a number of RBSH Group’s key markets over that period including, in particular, the US, Asia and Europe. Weak GDP is also expected in the European Monetary Union (EMU) where a relatively robust German economy has been offset by austerity measures in many EMU countries, initiated in response to increased sovereign debt risk, which have resulted in weak economic and GDP growth, particularly in Spain, Italy and France. RBSH Group’s businesses and performance are also affected by financial market conditions. Although capital and credit markets around the world were more stable during 2012, they remained volatile and subject to intermittent and prolonged disruptions. In particular, increasingly during the second and third quarters of 2012, continuing risk of sovereign default relating to certain EU member states had a negative impact on capital and credit markets.

These challenging economic and market conditions create a difficult operating environment for RBSH Group’s businesses, which is characterised by:

•
downward pressure on asset prices and on credit availability and upward pressure on funding costs, and such conditions continue to impact asset recovery rates and the credit quality of RBSH Group’s businesses, customers and counterparties, including sovereigns;

•
alone or in combination with regulatory changes or actions of market participants, reduced activity levels, additional write-downs and impairment charges and lower profitability, and may restrict the ability of RBSH Group to access funding and liquidity; and

•
central bank actions to engender economic growth which have resulted in a prolonged period of low interest rates constraining, through margin compression and low returns on assets, the interest income earned on RBSH Group’s interest earning assets.

In particular, should the scope and severity of the adverse economic conditions currently experienced by a number of EU member states and elsewhere, worsen or economic recovery remain stagnant for an extended period, particularly in RBSH Group’s key markets, the risks faced by RBSH Group would be exacerbated. Developments relating to the current economic conditions and unfavourable financial environment, including those discussed above, could have a material adverse effect on RBSH Group’s business, financial condition, results of operations and prospects.

Additional Information continued

Risk factors continued
RBSH Group has significant exposure to the continuing economic crisis in Europe
In Europe, countries such as Ireland, Italy, Greece, Portugal and Spain have been particularly affected by the recent macroeconomic and financial conditions. Although the risk of sovereign default reduced in 2012 due to actions of the European Central Bank (ECB) and the EU, the risk of default remains. This default risk raises concerns, particularly about the contagion effect such a default would have on other EU economies, as well as the ongoing viability of the euro currency and the EMU. As a result, yields on the sovereign debt of many EU member states have remained volatile. The EU, the ECB, the International Monetary Fund and various national authorities have implemented measures intended to address systemic stresses in the eurozone. The effectiveness of these actions is not assured and the possibility remains that the contagion effect spreads, that the euro could be abandoned as a currency by one or more countries that have already adopted its use, or in an extreme scenario, that the abandonment of the euro could result in the dissolution of the EMU. This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the European and global economies of the potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

•	result in significant market dislocation;

•	heighten counterparty risk;

•	result in downgrades of credit ratings for European borrowers, giving rise to increases in credit spreads and decreases in security values;

•	disrupt and adversely affect the economic activity of European markets; and

•	adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities and the potential for mismatch.

The occurrence of any of these events may have a material adverse effect on RBSH Group’s financial condition, results of operations and prospects.

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

In addition, certain competitors may have access to lower cost funding and/or be able to attract deposits on more favourable terms than RBSH Group and may have stronger and more efficient operations. Furthermore, RBSH Group’s competitors may be better able to attract and retain clients and key employees, which may have a negative impact on RBSH Group’s relative performance and future prospects. In addition, future disposals and restructurings by RBSH Group and the compensation structure and restrictions imposed on RBSH Group may also have an impact on its ability to compete effectively. These and other changes to the competitive landscape could adversely affect RBSH Group’s business, margins, profitability, financial condition and prospects.

RBSH Group is subject to other global risks
By virtue of RBSH Group’s global presence, RBSH Group is exposed to risks arising out of geopolitical events, such as the existence of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by governments could also adversely affect levels of economic activity and have an adverse effect upon RBSH Group’s business, financial condition and results of operations.

Market and credit related risks

RBSH Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions
Severe market events have resulted in RBSH Group recording large write-downs on its credit market exposures in recent years particularly early in the financial crisis. Any deterioration in economic and financial market conditions or continuing weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of RBSH Group’s exposures. Valuations in future periods, reflecting, among other things, then prevailing market conditions and changes in the credit ratings of certain of RBSH Group’s assets, may result in significant changes in the fair values of RBSH Group’s exposures, even in respect of exposures, such as credit market exposures, for which RBSH Group has previously recorded write-downs. In addition, the value ultimately realised by RBSH Group may be materially different from the current or estimated fair value. Any of these factors could require RBSH Group to recognise additional significant write-downs or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios.

Additional Information continued

Risk factors continued
In addition, steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties.

The financial performance of RBSH Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments
RBSH Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of RBSH Group’s businesses. In particular, RBSH Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in a limited number of countries in Europe, the United States and Asia. For a discussion of RBSH Group’s exposure to country risk, see pages 76 to 84 of the 2012 Annual Report.

The credit quality of RBSH Group’s borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets. A further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact RBSH Group’s ability to enforce contractual security rights. In addition, RBSH Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to RBSH Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on RBSH Group’s results of operations and financial condition.

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for or defaults by RBSH Group. This ‘systemic’ risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which RBSH Group interacts on a daily basis, all of which could have a material adverse effect on RBSH Group’s access to liquidity or could result in losses which could have a material adverse effect on RBSH Group’s financial condition, results of operations and prospects.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, RBSH Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for RBSH Group.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect RBSH Group’s business and results of operations
Some of the most significant market risks RBSH Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the euro-sterling and euro-US dollar exchange rates, affect the value of assets, liabilities, income and expenses denominated in non-euro currencies and the reported earnings of RBS Holding’s non-eurozone incorporated subsidiaries and may affect RBS Holdings’ reported consolidated financial condition or RBSH Group’s income from foreign exchange dealing. For accounting purposes, RBSH Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of RBSH Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

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

Funding, liquidity and capital related risks
RBSH Group’s ability to meet its obligations including its funding commitments depends on RBSH Group’s ability to access sources of liquidity and funding
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters.

Additional Information continued

Risk factors continued
Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets generally improved during 2012 (in part as a result of measures taken by the ECB), and RBSH Group’s overall liquidity position remained strong, certain European banks, in particular from the peripheral countries of Spain, Portugal, Greece, Italy and Ireland, remained reliant on central banks as one of their principal sources of liquidity and central banks increased their support to banks with the ECB providing significant short and long-term liquidity in the last few months of 2011 and 2012. Although these efforts had a positive impact, global credit markets remain volatile.

The market perception of bank credit risk has changed significantly as a result of the financial crisis and banks that are deemed by the market to be riskier have had to issue debt at a premium. Any uncertainty regarding the perception of credit risk across financial institutions may lead to reductions in levels of interbank lending and associated term maturities and may restrict RBSH Group’s access to traditional sources of liquidity or increase the costs of accessing such liquidity.

RBSH Group’s liquidity management focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with RBSH Group’s wider strategic plan. RBSH Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral and changes to asset valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Increased competition for funding during 2013 due to the significant levels of refinancing expected to be required by financial institutions, may also reduce the level of funding available from these sources. Under certain circumstances, RBSH Group may need to seek funds from alternative sources, potentially at higher costs than has previously been the case or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments.

The occurrence of any of the risks described above could have a material adverse impact on RBSH Group’s financial condition and results of operations.

RBSH Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements
Effective management of RBSH Group’s capital is critical to its ability to operate its businesses and to pursue its strategy. RBSH Group is required by regulators in the Netherlands and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. The maintenance of adequate capital is also necessary for RBSH Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy.

The Basel Committee on Banking Supervision’s package of reforms to the regulatory capital framework includes a material increase to the minimum Core Tier 1 (common equity) requirement and the total Tier 1 capital requirement, a capital conservation buffer and a countercyclical buffer. In addition, a leverage ratio is to be introduced, together with a liquidity coverage ratio and a net stable funding ratio. Further measures may include bail-in debt which may impact existing as well as future issues of debt and expose them to the risk of conversion into equity and/or write-down of principal amount. Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

The Basel Committee has proposed that global systemically important financial institutions (GSIFIs) be subject to an additional common equity Tier 1 capital requirement, depending on a bank’s systemic importance.

RBSG Group has been identified by the Financial Stability Board as a GSIFI. As a result, the RBSG Group was required to meet resolution planning requirements by the end of 2012 as well as have additional loss absorption capacity. In addition, GSIFIs will be subjected to more intensive and effective supervision. The additional capital requirements are to be applied to GSIFIs identified in 2014 (the Financial Stability Board will update its list every three years) and phased in beginning in 2016.

The Basel III rules are due to be phased in between 1 January 2013 and 2019 but have not yet been approved by the EU and their incorporation into European and national law has, accordingly, not yet taken place. On 20 July 2011, the European Commission published a legislative package of proposals to implement the changes with a new Directive and Regulation (collectively known as CRD IV). The final form of CRD IV is still under negotiation and the start-date for its implementation is still not known, with full implementation still planned by 1January 2019.  The current proposals would allow the UK to implement more stringent prudential requirements than envisaged under Basel III.

The Independent Commission on Banking’s recommendations and the UK Government’s response supporting such recommendations include proposals to increase capital and loss absorbency to levels that exceed the proposals under Basel III/CRD IV. These requirements, as well as the other recommendations of the ICB, are expected to be phased in between 2015 and 2019. The US Federal Reserve has also proposed changes in how it will regulate the US operations of foreign banking operations such as RBSH Group that may affect the capital requirements of RBSH Group’s operations in the US. As the implementation of the ICB recommendations are the subject of draft legislation not yet adopted and the Federal Reserve’s recent proposals are in a comment period, RBSH Group cannot predict the impact such rules will have on the RBSG Group’s (including RBSH Group’s) overall capital requirements or how they will affect the RBSG Group’s (including RBSH Group’s) compliance with applicable capital and loss absorbency requirements.

Additional Information continued

Risk factors continued
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

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the Netherlands and in other jurisdictions in which RBSH Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the Netherlands and other jurisdictions in which RBSH Group undertakes regulated activities, may require RBSH Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities and will result in existing Tier 1 and Tier 2 securities issued by RBSH Group ceasing to count towards RBSH Group’s regulatory capital, either at the same level as present or at all. If RBSH Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to reduce further the amount of its risk-weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to RBSH Group.

As at 31 December 2012, RBSH Group’s Tier 1 and Core Tier 1 capital ratios were 13.9 per cent. and 11.7 per cent., respectively, calculated in accordance with Dutch Central Bank (De Nederlandsche Bank N.V.) requirements.

Any change that limits RBSH Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position.

RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings
The credit rating of RBS N.V. has been subject to change and may change in the future, which could impact its cost of, access to and sources of financing and liquidity. A number of European financial institutions, including RBS N.V. and other RBSG Group members, were downgraded during the course of 2011 and 2012 in connection with a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with bondholders, and in connection with a general review of rating agencies’ methodologies. Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of RBS N.V. would increase RBSH Group’s borrowing costs, require RBSH Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit RBSH Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2012, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBS N.V. by the three main rating agencies would have required RBSH Group to post estimated additional collateral of €732 million, without taking account of mitigating action by management.

The credit ratings of RBS N.V. are also important to RBSH Group when competing in certain markets. As a result, any further reductions in RBS N.V.’s long-term or short-term credit ratings could adversely affect RBSH Group’s access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on RBSH Group’s earnings, cash flow and financial condition.

The regulatory capital treatment of certain deferred tax assets recognised by RBSH Group depends on there being no adverse changes to regulatory requirements
There is currently no restriction in respect of deferred tax assets recognised by RBSH Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in RBSH Group’s Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements which include provisions limiting the ability of certain deferred tax assets to be recognised when calculating the common equity component of Tier 1 capital. CRD IV which will implement Basel III in the EU includes similar limitations. The implementation of the Basel III restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

Risks to implementation of RBSH Group’s strategy

An extensive restructuring and balance sheet reduction programme of the RBSG Group is ongoing and may adversely affect RBSH Group’s business, results of operations, financial condition, capital ratios and liquidity
As part of the restructuring by RBSG of its businesses, operations and assets and RBSH Group’s refocus on its disposal programme, RBSH Group has been restructured into Core and Non-Core components. RBSH Group expects to further run down or dispose substantially all of  the businesses, assets and portfolios within the Non-Core division by the end of 2013.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging, there is no assurance that RBSH Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit or asset portfolios it is seeking to sell either on favourable economic terms to RBSH Group or at all. Material tax or other contingent liabilities could arise on the disposal of assets and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all.

Additional Information continued

Risk factors continued
RBSH Group may be liable for any deterioration in businesses or portfolios being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, RBSH Group may be exposed to certain risks until completion, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction-related costs.

The occurrence of any of the risks described above could negatively affect RBSH Group's ability to implement its strategic plan and could have a material adverse effect on RBSH Group’s business, results of operations, financial condition, capital ratios and liquidity.

The execution and/or any delay in the execution (or non-completion) of the approved transfers of a substantial part of the business activities of RBS N.V. to RBS plc may have a material adverse effect on RBSH Group
As part of the restructuring of the RBSG Group businesses, operations and assets, on 19 April 2011, the RBSG Group announced the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the Transfers). Subject to, among other matters, regulatory and other approvals, it is expected that the Transfers will be substantially completed by 31 December 2013. Substantial progress has been made in transferring businesses to RBS plc during 2011 and 2012 (see page 9). RBS Holdings N.V., however, has concluded that it will no longer be possible to transfer its businesses in China before 31 December 2013. Consideration is being given to the options for the transfer of businesses in China at a later date.

The process for implementing the Transfers is complex and any failure to satisfy any conditions or complete any preliminary steps to each Transfer may cause a delay in its completion (or result in its non-completion). If any of the Transfers are further delayed (or are not completed) for any reason, such as a failure to secure required regulatory approvals, it is possible that the relevant regulatory authorities could impose sanctions which could adversely impact the minimum regulatory requirements for capital and liquidity of RBS N.V. A delay in implementation of (or any failure to implement) any of the Transfers may therefore adversely impact RBS N.V.’s capital and liquidity resources and requirements, with consequential adverse impacts on its funding resources and requirements, resulting in an increase in its reliance on the RBSG Group.

As a condition to the RBSG Group receiving HM Treasury support, RBSH Group is prohibited from making discretionary coupon payments on, and exercising call options in relation to, certain of its existing hybrid capital instruments, which may impair RBSH Group’s ability to raise new capital through the issuance of securities
The RBSG Group was required to obtain State Aid approval for the aid given to the RBSG Group by Her Majesty’s Treasury in the United Kingdom (HM Treasury) as part of the placing and open offer undertaken by the RBSG Group in December 2008, the issuance to HM Treasury of £25.5 billion of B shares in the capital of RBSG, which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of RBSG and a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B shares in the capital of RBSG Group if certain conditions are met (together, the StateAid).

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

Macro-prudential, regulatory and legal risks

Each of RBSH Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments and changes in the approach of RBSH Group’s key regulators could have a material adverse effect on how RBSH Group conducts its business and on its results of operations and financial condition
RBSH Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of capital), changes to the regulations governing financial institutions and reviews of the industry in the UK, in many other European countries, the US and at the EU level.

As a result of the environment in which RBSH Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the RBSG Group’s participation in government or regulator-led initiatives), RBSH Group is facing greater regulation and scrutiny in the Netherlands, the United Kingdom, the United States and other countries in which it operates (including in relation to compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes).

Additional Information continued

Risk factors continued
Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on RBSH Group, the enactment of legislation and regulations in the Netherlands and other jurisdictions in which RBSH Group operates (such as new liquidity rules in the Netherlands in anticipation of the implementation of, and other changes required by, the EU Capital Requirements Directives, the bank levy in the United Kingdom, the EU Recovery and Resolution Directive or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and proceedings. Any of these developments could have an adverse impact on how RBSH Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on RBSH Group include those set out above as well as the following:

•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•	requirements to separate retail banking from investment banking;

•	restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	restructuring certain of non-retail banking activities in order to satisfy local capital, liquidity and other prudential requirements;

•	the design and potential implementation of government mandated recovery, resolution or insolvency regimes;

•	the imposition of government imposed requirements with respect to lending to small and medium sized businesses and larger commercial and corporate entities and residential mortgage lending;

•	requirements to operate in a way that prioritises objectives other than shareholder value creation;

•	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

•	the imposition of restrictions on RBSH Group’s ability to compensate its senior management and other employees;

•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•	other requirements or policies affecting RBSH Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, capital, liquidity or pricing;

•
the introduction of, and changes to, taxes, levies or fees applicable to RBSH Group’s operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

•	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the United States).

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations may adversely affect RBSH Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect RBSH Group’s ability to engage in effective business, capital and risk management planning.

RBSH Group is subject to a number of legal and regulatory actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on RBSH Group’s operating results or reputation
RBSH Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, RBSH Group is, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the Netherlands, the United Kingdom, other parts of the EU, the United States and other jurisdictions.

RBSH Group is involved in ongoing class action litigation, rate setting related litigation and investigations, securitisation and securities related litigation, and anti-money laundering, sanctions and compliance related investigations, in addition to a number of other matters. For more detail on RBSH Group’s ongoing legal and regulatory proceedings, see pages 177 to 179 of the 2012 Annual Report. In addition to these ongoing legal and regulatory proceedings, on 6 February 2013, RBSG Group reached a settlement with the Financial Services Authority, the Commodity Futures Trading Association and the US Department of Justice in respect of the LIBOR investigations. In addition to this settlement, the RBSG Group continues to cooperate with other governmental and regulatory authorities in relation to LIBOR investigations and one of the potential outcomes is that additional financial penalties may be incurred. Legal and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation.

Additional Information continued

Risk factors continued
Adverse regulatory proceedings or adverse judgments in litigation could result in restrictions or limitations on RBSH Group’s operations or have a significant effect on RBSH Group’s reputation or results of operations.

RBSH Group may be required to increase provisions in relation to ongoing legal proceedings, investigations and regulatory matters. Significant increases in provisions may harm RBSH Group’s reputation and may have an adverse effect on RBSH Group’s financial condition and results of operations.

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

Financial reporting related risks

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under International Financial Reporting Standards as adopted by the EU (IFRS), RBSH Group recognises at fair value: (i) financial instruments classified as ‘held for trading’ or ‘designated as at fair value through profit or loss’; (ii) financial assets classified as ‘available-for-sale’; and (iii) derivatives. Generally, to establish the fair value of these instruments, RBSH Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data.

In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, RBSH Group’s internal valuation models require RBSH Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates will need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on RBSH Group’s earnings and financial condition.

The recoverability of certain deferred tax assets recognised by RBSH Group depends on RBSH Group’s ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation or accounting standards
In accordance with IFRS, RBSH Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets.

Operational risks
Operational risks are inherent in RBSH Group’s businesses
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. RBSH Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions regimes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of RBSH Group’s suppliers or counterparties. Although RBSH Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by RBSH Group. Ineffective management of operational risks could have a material adverse effect on RBSH Group’s business, financial condition and results of operations.

RBSH Group’s operations are highly dependent on its information technology systems
RBSH Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of RBSH Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between its branches and main data processing centres, are critical to RBSH Group’s operations. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to RBSH Group’s ability to service its clients, could result in a loss of customers and significant compensation costs, could breach regulations under which RBSH Group operates and could cause long-term damage to RBSH Group’s business and brand. For example, failure to protect RBSH Group’s operations from cyber attacks could result in the loss of customer data or other sensitive information. The threats are increasingly sophisticated and there can be no assurance that RBSH Group will be able to prevent all threats.

RBSH Group may suffer losses due to employee misconduct
RBSH Group’s businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to RBSH Group. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of “rogue traders” or other employees. It is not always possible to deter employee misconduct and the precautions RBSH Group takes to prevent and detect this activity may not always be effective.

Additional Information continued

Risk factors continued
RBSH Group’s operations have inherent reputational risk
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in RBSH Group’s business. Negative public opinion can result from the actual or perceived manner in which RBSH Group conducts its business activities, from RBSH Group’s financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. Negative public opinion may adversely affect RBSH Group’s ability to keep and attract customers. RBSH Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which may result in a material adverse effect on RBSH Group’s financial condition, results of operations and prospects.

RBSH Group could fail to attract or retain senior management, which may include members of RBSH Group’s Supervisory Board and Managing Board, or other key employees, and it may suffer losses if it does not maintain good employee relations
RBSH Group’s ability to implement its strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including its senior management, which include members of RBSH Group’s Supervisory Board and Managing Board or other key employees, competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government support (such as the RBSG Group).

In addition to the effects of such measures on RBSH Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place RBSH Group at a significant competitive disadvantage and prevent RBSH Group from successfully implementing its strategy, which could have a material adverse effect on RBSH Group’s financial condition and results of operations.

In addition, certain of RBSH Group’s employees in Europe and other jurisdictions in which RBSH Group operates are represented by employee representative bodies, including works councils and trade unions. Engagement with its employees and such bodies is important to RBSH Group and a breakdown of these relationships could adversely affect RBSH Group’s business, reputation and results of operations.

The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that changes the legal recourse available to investors
On 6 February 2010, ABN AMRO Bank N.V. (as it was then named) was demerged into two entities, being RBS N.V. (the former ABN AMRO Bank N.V.) and the new ABN AMRO Bank.

In principle, investors now only have recourse to the entity to which the relevant assets and liabilities have been transferred for payments in respect of the appropriate securities. Under the Dutch Civil Code, however, each entity remains liable to creditors for the monetary obligations of the other entity that existed at the date of the legal demerger in the event that the other entity cannot meet its obligations to those creditors. In each case, the liability relates only to obligations existing at the date of the legal demerger.

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

Additional Information continued

Iran sanctions and related disclosures
Disclosure pursuant to section 13(r) of the Securities Exchange Act
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added a new Section 13(r) to the Exchange Act, requiring an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law. In order to comply with this new requirement, the following activities of our affiliate RBSG Group are disclosed in response to section 13(r).

Licensed Payments
During 2012, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, RBSG Group facilitated a small number of payments that were remitted by Iranian government-owned financial institutions and/or financial institutions designated under Executive Order 13382 or 13224. The payments related to amounts due to providers for ongoing business expenses, information technology support, legal services, and sanctions screening services and products. In addition, RBSG Group facilitated several payments, as correspondent, from a frozen account of a financial institution designated under Executive Order 13382 or 13224 directly into frozen accounts of the designated financial institution maintained at other financial institutions for the purpose of account aggregation, also pursuant to licenses granted by appropriate authorities. The transactions described in this paragraph resulted in less than the equivalent of £30 in gross revenue to RBSG Group. RBSG Group intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are licensed by the proper authorities.

Legacy Guarantees
In 2012, in full compliance with applicable sanctions and under general license from the appropriate authorities, RBSG Group exited a legacy guarantee (performance bond) that was originally entered into in 2003 in compliance with applicable law. The contract supported by the performance bond related to an RBSG Group client’s provision of technical and inspection services to an Iranian government-owned entity. In connection with exiting this guarantee, RBSG Group made a payment into a frozen account of an Iranian government-owned financial institution that is designated under Executive Order 13382 maintained at another financial institution. Under appropriate license from the applicable authorities, RBSG Group holds three additional legacy guarantees entered into between 2003 and 2007, which support arrangements entered into lawfully by RBSG Group customers with Iranian counterparties in relation to the Iranian energy and petrochemicals industry. These performance bonds are in favour of Iranian government-owned financial institutions that are also designated under Executive Order 13382. RBSG Group has made considerable efforts to exit and formally cancel the guarantees. It has been unable to do so to date but intends to terminate these legacy guarantees if changes to the applicable law are made to allow it to terminate them. RBSG Group received revenue of less than £2,500 in the reporting period in respect of these legacy guarantees. No payments were made under these guarantees in 2012. If any payments are required to be made under the performance bonds while the beneficiaries remain the targets of EU sanctions, RBSG Group intends to make the payments under applicable licence into frozen bank accounts.

Clearing System
RBSG Group participates in local government-run clearing and settlement exchange systems in a number of countries in compliance with applicable laws and regulations. Iranian government-owned banks, including certain banks designated under Executive Order 13382 or 13224, also participate in some of these clearing systems, which creates the risk that RBSG Group could participate in transactions in which such Iranian banks are involved. Where legally permissible, RBSG Group has instituted procedures to screen and halt any outgoing and incoming payments to and from Iranian banks in these clearing systems prior to settlement. RBSG Group has obtained licenses from the appropriate authorities to participate in local payment and settlement systems in the United Arab Emirates (UAE). Pursuant to these licenses, during 2012, RBSG Group processed transactions in the UAE that involved Iranian government-owned banks, certain of which are designated under the Executive Orders referenced above. There was no measurable revenue or profit generated by this activity in 2012. RBSG Group intends to continue to participate in the clearing and settlement exchange systems in various countries and will continue to seek to limit the risk of participating in transactions involving Iranian government-owned financial institutions in accordance with applicable laws and regulations. It intends to participate in transactions involving such entities only pursuant to licenses from the appropriate authorities.

Additional Information continued

Glossary of terms
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

Basis point - one hundredth of a per cent i.e. 0.01 per cent. 100 basis points is 1 per cent. Used when quoting movements in interest rates or yields on securities.

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

Additional Information continued

Glossary of terms continued
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

Debt renegotiation - see Renegotiated loans.

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

Deferred tax asset - income taxes recoverable in future periods as a result of deductible temporary differences (temporary differences between the accounting and tax base of an asset or liability that will result in tax deductible amounts in future periods) and the carry-forward of tax losses and unused tax credits.

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

Additional Information continued

Glossary of terms continued
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

Dutch State - refers to the State of the Netherlands.

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

G10 - RBSH Group of Ten comprises the eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) that have agreed to participate in the International Monetary Fund’s (IMF’s) General Arrangements to Borrow.

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

Impairment losses - (a) for impaired financial assets measured at amortised cost, impairment losses - the difference between carrying value and the present value of estimated future cash flows discounted at the asset's original effective interest rate - are recognised in profit or loss and the carrying amount of the financial asset reduced by establishing a provision (allowance) (b) for impaired available-for-sale financial assets, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss as an impairment loss.

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

Additional Information continued

Glossary of terms continued
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

Key management - directors of RBSG and members of the RBSG Group Management Committee and the Managing Board of RBSH Group.

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

Loan impairment provisions - loan impairment provisions are established to recognise incurred impairment losses on a portfolio of loans classified as loans and receivables and carried at amortised cost. It has three components: individually assessed loan impairment provisions, collectively assessed loan impairment provisions and latent loss provisions.

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

Additional Information continued

Glossary of terms continued
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

Potential problem loans (PPL) - loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

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

Regulatory capital - the amount of capital that RBSH Group holds, determined in accordance with rules established by the DNB for the RBSH Group and by local regulators for individual Group companies.

Renegotiated loans - loans are generally renegotiated either as part of the ongoing banking relationship with a creditworthy customer or in response to a borrower's financial difficulties. In the latter case, renegotiation encompasses not only revisions to the terms of a loan such as a maturity extension, a payment moratorium, a concessionary rate of interest but also the renegotiation of all or part of the exposure including debt forgiveness or a debt for equity swap. Loans renegotiated as part of the ongoing banking relationship with a creditworthy customer are treated as new loans.

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

Risk-weighted assets  (RWAs) - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord as implemented by the DNB. Certain assets are not weighted but deducted from capital.

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

Special purpose entity (SPE) - an entity created by a sponsor, typically a major bank, finance company, investment bank or insurance company. An SPE can take the form of a corporation, trust, partnership, or a limited liability company. Its operations are typically limited for example in a securitisation to the acquisition and financing of specific assets or liabilities.

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

US Federal Agencies - see Federal Agencies.

Value-at-risk (VaR) - a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.

Wholesale funding - wholesale funding comprises Deposits by banks, Debt securities in issue and Subordinated liabilities.

Write-down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

Additional Information continued

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

RBS HOLDINGS N.V. (Registrant)

March 28, 2013	By:	/s/ Jan de Ruiter
		Name:	Jan de Ruiter
		Title:	Chairman of the Managing Board

	By:	/s/ Pieter van der Harst
		Name:	Pieter van der Harst
		Title:	Chief Financial Officer

Additional Information continued

Important addresses

Company Secretariat
Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands
Telephone: + 31 20 464 99 99

Investor Relations
280 Bishopsgate
London EC2M 4RB
Telephone: +44 (0)207 672 1758
Facsimile: +44 (0)207 672 1801
Email: investor.relations@rbs.com

Registered office
Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands

Website
www.rbs.nl

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	English translation of the amended Articles of Association of RBS Holdings N.V.
4.24	State Aid Commitment Deed dated 26 November 2009 among The Commissioners of Her Majesty’s Treasury and The Royal Bank of Scotland Group plc
7.1	Statement regarding computation of ratio of earnings to fixed charges
8.1	List of Subsidiaries
12.1	Certification of principal executive officer, required by Rule 13a-14(a)
12.2	Certification of principal financial officer, required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of Deloitte Accountants B.V., independent registered public accounting firm
15.2	Risk Factors of The Royal Bank of Scotland Group plc
____________________________

1.1 – Previously filed as exhibit 1.1 to our annual report on Form 20-F for the year ended December 31, 2010, filed on March 30, 2011 (File No 001-14624).

4.24 – Incorporated herein by reference to exhibit 4.24 to the annual report on Form 20-F of The Royal Bank of Scotland Group plc for the year ended December 31, 2009, filed on April 27, 2010 (File No 001-10306).

8.1 – Incorporated herein by reference to Note 15 to our consolidated financial statements included herein.

15.2 – Incorporated herein by reference to pages 459-471 of the annual report on Form 20-F of The Royal Bank of Scotland Group plc for the year ended December 31, 2012, filed on March 27, 2013 (File No 001-10306).