Form 20-F
period 2013-12-31
RBS Holdings N.V.
filed 2014-04-30
CIK 1038727

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________________________

FORM 20-F

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14624

RBS Holdings N.V.

 (Exact name of Registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation)

Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands

(Address of principal executive offices)

RBS Holdings N.V.

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Guarantee of 5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust V	New York Stock Exchange*

Guarantee of 6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VI	New York Stock Exchange**

Guarantee of 6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VII	New York Stock Exchange***

5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust V	New York Stock Exchange

6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VI	New York Stock Exchange

6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VII	New York Stock Exchange

4.65% Subordinated Notes due 2018	Euronext Amsterdam

__________________

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

RBS Holdings N.V.

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

☐  Yes       ☒  No

RBS Holdings N.V.

Form 20-F

SEC Form 20-F cross reference
Managing Board Report		4
Chairman's statement		4
Business review		5
Corporate governance		78
Financial Statements		90
Consolidated income statement		91
Consolidated statement of comprehensive income		92
Consolidated balance sheet		93
Consolidated statement of changes in equity		94
Consolidated cash flow statement		95
Accounting policies		96
Notes on the consolidated accounts		106
1	Net interest income	106
2	Non-interest income	106
3	Operating expenses	107
4	Pensions	108
5	Auditor's remuneration	110
6	Tax	111
7	Dividends	111
8	Financial instruments - classification	112
9	Financial instruments - valuation	116
10	Financial instruments - maturity analysis	131
11	Financial assets - impairments	134
12	Derivatives	135
13	Debt securities	137
14	Equity shares	138
15	Prepayments, accrued income and other assets	139
16	Discontinued operations and assets and liabilities of disposal groups	139
17	Settlement balances and short positions	141
18	Accruals, deferred income and other liabilities	141
19	Deferred taxation	142
20	Subordinated liabilities	142
21	Share capital	145
22	Reserves	145
23	Structured entities and asset transfers	145
24	Capital resources	147
25	Memorandum items	148
26	Changes in operating assets and liabilities	153
27	Interest received and paid	153
28	Analysis of cash and cash equivalents	153
29	Segmental analysis	154
30	Remuneration of the Managing Board and Supervisory Board of RBS Holdings N.V.	157
31	Related parties	158
32	Post balance sheet events	159
33	Condensed consolidating financial information	159

Other information		166
Additional information		171

RBS Holdings N.V.                                                                                                                                                                                                               1

SEC Form 20-F cross reference

Form 20 F Item	Item caption	Page
PART I
1	Identity of Directors, Senior Management and Advisors	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	Selected financial data	11-12, 172, 180, 185
	Capitalisation and indebtedness	Not applicable
	Reason for the offer and use of proceeds	Not applicable
	Risk factors	10, 186-195
4	Information on the Company
	History and development of the Company	4, 8-10, 96, 184-185, 204
	Business overview	4, 8-10, 36, 38, 73-77, 154-156, 184-185
	Organisational structure	4, 8-10, 154
	Property, plant and equipment	Not applicable
4A	Unresolved Staff Comments	Not applicable
5	Operating and Financial Review and Prospects
	Operating results	11-24, 71, 73-77, 107, 135-136, 181-185
	Liquidity and capital resources	25-77, 95, 112-138, 180, 181-185
	Research and Development, Patent and Licenses, etc	Not applicable
	Trend information	10, 36, 73-77, 186-195
	Off-balance sheet arrangements	145-147, 185
	Tabular disclosure of contractual obligations	38-39, 131-134, 147, 149, 180
6	Directors, Senior Management and Employees
	Directors and senior management	79-84
	Compensation	88, 107-109, 157
	Board practices	26-27, 79-84, 86-88
	Employees	17, 107
	Share ownership	88, 157
7	Major Shareholders and Related Party Transactions
	Major shareholders	184
	Related party transactions	158-159
	Interest of experts and counsel	Not applicable
8	Financial Information
	Consolidated statements and other financial information	90-165,167-168, 185
	Significant changes	159
9	The offer and listing
	Offer and listing details	Not applicable
	Plan of distributions	Not applicable
	Markets	184
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expense of the issue	Not applicable
10	Additional Information
	Share capital	Not applicable
	Memorandum and Articles of Association	169-170
	Material contracts	184-185
	Exchange controls	Not applicable
	Taxation	Not applicable
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	197
	Subsidiary information	Not applicable

RBS Holdings N.V.                                                                                                                                                                                                               2

SEC Form 20-F cross reference

11	Quantitative and Qualitative Disclosures about Market Risk	25-77
12	Description of Securities other than Equity Securities	Not applicable
PART II 13	Defaults, Dividends, Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and use of Proceeds	Not applicable
15	Controls and Procedures	89
16A	Audit Committee Financial Expert	80,84,87
16B	Code of Ethics	84, 170
16C	Principal Accountant Fees and Services	88, 110
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated purchases	Not applicable
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	78-89
16H	Mine Safety Disclosure	Not applicable
PART III 17	Financial statements	Not applicable
18	Financial statements	90-165
19	Exhibits	205

RBS Holdings N.V.                                                                                                                                                                                                               3

Chairman's statement

Five years ago The Royal Bank of Scotland Group plc (“RBSG”) embarked on a strategic restructuring designed to correct the aspects of its business that made it particularly vulnerable to the financial crisis of 2008. The execution of that restructuring has transformed the financial position of RBS Group: the balance sheet has been reduced by more than £1 trillion, and it has repaid hundreds of billions of Government funding support and removed the imminent threat that its size, risk and complexity posed to the UK economy.

In 2013, further steps were taken to resolve remaining legacy balance sheet issues by announcing the creation of RBS Capital Resolution Group, with the aim of accelerating the removal of these legacy assets and releasing the capital they are still tying up. With the creation of the RCR, RBS Group has announced its aspiration to remove all of these assets from its balance sheet in three years. RCR commenced on 1 January  2014 with an initial pool of c. £29 billion of assets, of which £1.5 billion related to RBSH Group. RBSH Group expects to further run down or dispose substantially of the remainder of the businesses, assets and portfolios previously managed under its Non-Core division and not transferred to the RBS Capital Resolution Group.

In February 2014, RBSG announced the results of a business review which was undertaken by Ross McEwan, Chief Executive Officer of RBS Group. The outcome was that RBSG needs a strategy that will address the weakness in performance for customers, so that it can provide acceptable returns to shareholders. The business review that has been conducted revealed the key challenges of RBSG, but it has also given a clear path to improve the bank. There is now a strategy to deliver a sustainable bank with a clear ambition: RBSG wants to be number one for customer service, trust and advocacy, in every one of its chosen business areas by 2020.

Seven operating divisions will be collapsed into three customer businesses that can understand customers’ needs and provide appropriate, consistent services far better than across current silos. The three customer businesses will cover Personal & Business Banking, Commercial & Private Banking, and Corporate & Institutional Banking.

Support functions will be smaller, more expert and dedicated to helping the businesses succeed for customers. Highly disciplined and well managed conduct and risk functions will maintain safety and soundness.

Only 30% of staff today deal directly with the customer. By 2017 more than half will deal directly with the customer and all staff will be measured against success in improving customer advocacy.

The announced restructure has no impact on RBS Holdings N.V.’s clients. The impact on the divisional structure of RBSH will be announced in due course.

On 19 April 2011, it was announced that a substantial part of the business activities of RBS N.V. would transfer to RBS plc. The majority of the transfers were concluded in 2011 and 2012. In 2013, the assets and liabilities relating to businesses in Russia, Korea, Romania and North America were successfully transferred. A few businesses remain, including China, India, Thailand and Indonesia. The intention is to transfer the assets and liabilities of these locations to RBS plc as well. Furthermore, as announced on 19 April 2011, RBSG is committed to provide the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the transfer’s.

At 31 December 2013, RBSG Group had 2,500 employees, of which 62 are employed in the Netherlands.

Results of operations in 2013

Operating loss before tax was €142 million compared with a loss of €887 million in 2012. This was largely due to decreased expenses as a result of staff transferring as part of the business transfers to RBS plc and business divestments and partly offset by lower income due to the transfers of business.

Net interest income decreased due to further transfers to RBS plc and the continued low interest rate environment, while non-interest income increased due to the lower loss on own credit adjustments.

Total equity as at 31 December 2013 was €2.9 billion, an increase of €1.1 billion compared with 31 December 2012, mainly due to increased unrealised gains on available-for-sale assets.

Capital

The RBSH Group continues to be well capitalised.  At 31 December 2013, the RBSH Group’s Total capital ratio was 26.1%, the Tier 1 capital ratio was 23.2% and the Core Tier 1 capital ratio was 20.5%.

Outlook

The outlook for the global economy over the near to medium-term is for steady growth. Risks to growth and stability stem mainly from continued imbalances - among and within countries - and from uncertainty about how economies will respond as the extraordinary monetary policy measures implemented during the crisis are unwound.

Also in 2014, we will continue to de-risk RBS N.V. and transfer its assets and liabilities to RBS plc.

On behalf of my fellow Managing Board members, I would like to thank all our employees and clients for their continued commitment during 2013.

Jan de Ruiter

Chairman of the Managing Board of RBS Holdings N.V.

Amsterdam, 30 April 2014

RBS Holdings N.V.                                                                                                                                                                                                               4

Business review

6	Presentation of information
7	Forward-looking statements
8	Description of business
9	Competition
10	Risk factors
11	Key financials
12	Summary consolidated income statement
13	Analysis of results
17	Divisional performance
22	Consolidated balance sheet
25	Risk and balance sheet management
26	Risk governance
28	Risk appetite measures
33	Capital management
37	Liquidity and funding risk
40	Credit risk
47	Balance sheet analysis
57	Country risk
63	Market risk
72	Other risks

RBS Holdings N.V.                                                                                                                                                                                                               5

Presentation of information

In this document and unless specified otherwise, the terms 'company' and 'RBS Holdings' mean RBS Holdings N.V.. RBS Holdings N.V. is the parent company of The Royal Bank of Scotland N.V. (RBS N.V.) consolidated group of companies and associated companies (RBSH Group). The Royal Bank of Scotland Group plc (RBSG) is the ultimate holding company of RBSH Group. RBS Group refers to RBSG and its consolidated subsidiaries and associated companies. RBS plc refers to The Royal Bank of Scotland plc.  The terms 'Consortium' and 'Consortium Members' refer to RBSG, Stichting Administratiekantoor Beheer Financiële Instellingen (the Dutch State, successor to Fortis) and Banco Santander S.A. (Santander) who jointly acquired RBS Holdings on 17 October 2007 through RFS Holdings B.V. (RFS Holdings).

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

International Financial Reporting Standards

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standard Board (IASB).

Glossary

A glossary of terms is detailed on pages 198 to 203.

RBS Holdings N.V.                                                                                                                                                                                                               6

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the RBS Group’s and the Group’s restructuring and new strategic plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; implementation of legislation of ring-fencing and bail-in measures; sustainability targets; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; and the Group’s exposure to political risks, including the impact on the RBS Group of the referendum on Scottish independence, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk.  These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular;  the ability to implement strategic plans on a timely basis, or at all, including the simplification of the RBS Group’s structure and the exiting of assets in RBS Capital Resolution;  the achievement of capital and costs reduction targets; RBSH group’s reliance on the RBS Group;  ineffective management of capital or changes to capital adequacy or liquidity requirements; organisational restructuring in response to legislation and regulation in the European Union (EU) and the United States (US); the implementation of key legislation and regulation including the proposed EU Recovery and Resolution Directive; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the RBS Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations;  unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group;  changes to the valuation of financial instruments recorded at fair value;  competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the US and other countries in which the Group operates;  changes to regulatory requirements relating to capital and liquidity; the execution of the approved transfers of a substantial part of the business activities of RBS N.V. to RBS; changes to the legal recourse available to investors resulting from the legal demerger of ABN AMRO Bank N.V.; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; general operational risks; reputational risk; the conversion of the B Shares issued by the RBS Group in accordance with their terms; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the RBSH Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

RBS Holdings N.V.                                                                                                                                                                                                               7

Business review

Description of business

Introduction

RBS Holdings N.V. offers a range of banking products and financial services, principally in Europe and Asia.

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

As at 31 December 2010, RBSG's shareholding in RFS Holdings was increased to 97.72%. RFS Holdings is controlled by RBSG, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBSG is the ultimate parent company of RBSH Group. The consolidated financial statements of RBSH Group are included in the consolidated financial statements of RBS Group.

*interest is held by Stichting Administratiekantoor Beheer Financiële Instellingen

RBSH Group had total assets of €39.8 billion and owners' equity of €2.9 billion at 31 December 2013. RBSH Group’s capital ratios were a Total capital ratio of 26.1%, a Core Tier 1 capital ratio of 20.5% and a Tier 1 capital ratio of 23.2%, as at 31 December 2013.

Organisational structure and business overview

RBSH Group’s activities are organised on a divisional basis as follows:

Markets is an origination, sales and trading business across debt finance, fixed income and currencies. The division offers a unified service to RBSH Group’s corporate and institutional clients. The Markets’ origination, sales and research teams build strong ongoing client partnerships, provide market perspective and access, and work with the division’s trading and structuring teams to meet the client’s objectives across financing, risk management, investment, securitisation and liquidity.

International Banking provides financing, transaction services and risk management. International Banking serves as the delivery channel for Markets’ products to corporate clients.

Central items comprises group and corporate functions, such as treasury, capital management and finance, risk management, legal, communications and human resources.

Non-Core manages separately assets that RBSH Group intends to run-off or dispose, in line with RBS Group strategy for Non-Core assets. It also includes the remaining assets and liabilities in RBS N.V. that have not yet been sold, wound down or transferred to the Consortium Members, referred to as 'Shared Assets', in which each of the consortium shareholders has a joint and indirect interest.

Transfers of a substantial part of the business activities of RBS N.V. to RBS plc

Following the announcements in April 2011 by the Boards of RBSG, RBS plc, RBS Holdings N.V. and RBS N.V., a substantial part of the business activities of RBS N.V. have been successfully transferred to RBS plc (the “Transfers”).

During the last quarter of 2011 RBS N.V. transferred to RBS plc a large part of its UK activities including the Equities & Structured Retail, Markets, Lending and former GTS businesses as well as part of the UK Non-Core portfolio.

In the first half of 2012, assets and liabilities largely relating to businesses in Singapore, Hong Kong and Kazakhstan were transferred to RBS plc by a combination of local schemes of arrangement, novations and subsidiary share sales.

In September 2012, through a statutory demerger and cross-border merger (the “Dutch Scheme”), RBS N.V. transferred net assets of €868 million to RBS plc, related largely to Transaction Services business and Lending deals. The transferred Markets business included most Dutch, German and Italian law governed securitised products and a number of over the counter transactions.

RBS Holdings N.V.                                                                                                                                                                                                               8

Business review

In the latter half of 2012, other eligible businesses in the Netherlands and certain EMEA countries, and businesses in Malaysia, Turkey and the United Arab Emirates were transferred via novations, market mechanisms and subsidiary share sales.

In 2013, assets and liabilities relating to businesses in Russia, Romania, Korea and North America were transferred to RBS plc by a combination of local schemes of arrangement, cross-border merger, novations and subsidiary share sales.

RBS NV US branches

The RBS N.V. US branches will be closed once the remaining tail assets have been transferred and applicable regulatory approval has been received.

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

Recent developments

Cap on variable remuneration

The fourth EU Capital Requirements Directive (CRD IV), implemented for banks in the UK by the Prudential Regulatory Authority, imposes a 1:1 cap on variable remuneration in relation to salary; however with shareholder approval it is possible to award variable remuneration up to 200% of fixed pay (i.e. a 2:1 cap).

All of the RBS Group’s major competitors have indicated that they will seek approval from their shareholders to introduce a 2:1 cap and the RBS Group Board believes the best commercial solution for RBS Group would be to have the flexibility on variable compensation which is now emerging as the sector norm. This would also allow RBS Group to maintain the maximum amount of compensation that could be subject to performance conditions including claw back for conduct issues that may emerge in future.

On 24 April UKFI informed the RBS Group board that it would vote against any resolution which proposes a 2:1 ratio. In these circumstances, the RBS Group Board expects that such a resolution would fail and will therefore not be brought to the Annual General Meeting. HM Treasury has commented that it considers an increase to the cap on variable remuneration cannot be justified whilst RBS Group has yet to complete its restructuring and remains a majority publicly-owned bank, and notes that as a result of its pay policy RBS Group will remain a ‘back-marker’  in its overall remuneration compared to other banks.

The RBS Group Board acknowledges that this outcome creates a commercial and prudential risk which it must try to mitigate within the framework of a 1:1 fixed to variable compensation ratio.

RBS Holdings N.V.                                                                                                                                                                                                               9

Business review

Risk factors

Set out below are certain risk factors which could affect RBSH Group's future results and cause them to be materially different from expected results. RBSH Group’s results are also affected by competition and other factors. These risk factors, discussed in more detail on pages 186 to 195, should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

•         RBSH Group is reliant on the RBS Group.

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

•         Operational risks are inherent in RBSH Group’s businesses.

•         RBSH Group operates in markets that are highly competitive and its business and results of operations may be adversely affected.

•         RBSH Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions.

•         RBSH Group has significant exposure to a weakening of the nascent economic recovery in Europe.

•         RBSH Group is subject to other global risks.

•         RBSH Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements.

•         An extensive restructuring and balance sheet reduction programme of the RBS Group is ongoing and may adversely affect RBSH Group’s business, results of operations, financial condition, capital ratios and liquidity.

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

•         RBSH Group’s operations have inherent reputational risk.

•         RBSH Group may suffer losses due to employee misconduct.

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

RBS Holdings N.V.                                                                                                                                                                                                             10

Business review

Key financials

	2013	2012	2011
for the year ended 31 December	€m	€m	€m
Total income	437	708	4,006
(Loss)/profit before impairment losses	(100)	(822)	1,579
Operating loss before tax	(142)	(887)	(186)

	2013	2012	2011
at 31 December	€m	€m	€m
Total assets	39,808	70,954	146,776
Funded balance sheet (1)	35,026	63,399	127,638
Loans and advances to customers	3,784	6,380	29,578
Deposits	23,094	37,103	86,121
Equity attributable to controlling interests	2,942	1,799	3,395
Capital ratios - Core Tier 1	20.5%	11.7%	8.6%
- Tier 1	23.2%	13.9%	12.0%
- Total	26.1%	19.8%	17.5%

Note:

(1)       Funded balance sheet represents total assets less derivatives.

RBS Holdings N.V.                                                                                                                                                                                                             11

Business review

Summary consolidated income statement
	2013	2012	2011
	€m	€m	€m
Net interest income	238	605	688
Fees and commissions receivable	119	469	1,039
Fees and commissions payable	(49)	(198)	(367)
Other non-interest income	129	(168)	2,646
Non-interest income	199	103	3,318
Total income	437	708	4,006
Operating expenses	(537)	(1,530)	(2,427)
(Loss)/profit before impairment losses	(100)	(822)	1,579
Impairment losses	(42)	(65)	(1,765)
Operating loss before tax	(142)	(887)	(186)
Tax charge	(12)	(129)	(449)
Loss from continuing operations	(154)	(1,016)	(635)
Profit from discontinued operations, net of tax	19	17	40
Loss for the year attributable to controlling interests	(135)	(999)	(595)

2013 compared with 2012

Operating loss before tax was €142 million compared with a loss of €887 million in 2012. This decrease was due to lower operating expenses partially offset by lower income.

Total income decreased by €271 million to €437 million. This is mainly due to lower net interest income.

Net interest income decreased by €367 million to €238 million, reflecting further reductions in interest income, in particular in International Banking, due to further business transfers to RBS plc and the continued low interest rate environment.

Non-interest income increased by €96 million to €199 million compared with €103 million in 2012. This increase is mainly due to the €776 million lower loss on own credit adjustment resulting from the widening of credit spreads of UK banks. This was partially offset by lower net fees and commissions as a result of business transfers to RBS plc, and lower profit on sales of subsidiaries and associates and securities.

Operating expenses decreased by €993 million to €537 million due to reduced staff and non-staff costs as a result of staff transferring as part of business transfers to RBS plc and business divestments.

Impairment losses decreased by €23 million to €42 million the 2013 charge is driven by a small number of individual cases.  The reduction reflects business transfers to RBS plc.

Tax

The tax charge for 2013 was €12 million compared with €129 million in 2012. The higher rate for 2012 was mainly the result of the reduction in carrying value of the deferred tax asset in respect of losses in Australia.

2012 compared with 2011

Operating loss before tax was €887 million compared with a loss of €186 million in 2011. This decrease was due to lower total income partially offset by lower operating expenses and lower impairment losses.

Total income decreased by €3,298 million to €708 million. This is mainly due to a lower own credit adjustment in non-interest income.

Net interest income decreased by €83 million to €605 million, reflecting further reductions in interest income, in particular in International Banking, mainly due to business transfers to RBS plc.

Non-interest income decreased by €3,215 million to €103 million compared with €3,318 million in 2011. This decrease is mainly due to the €2,155 million lower own credit adjustment resulting from to the tightening of credit spreads. In addition, fee and trading income were lower as a result of business transfers to RBS plc.

Operating expenses decreased by €897 million to €1,530 million due to reduced activities as a result of business transfers to RBS plc.

Impairment losses decreased by €1,700 million to €65 million this decrease mainly relates to Greek sovereign available-for-sale bond impairments and related interest rate hedge adjustments, which decreased by €1,428 million from €1,463 million.

Tax

The tax charge for 2012 was €129 million compared with €449 million in 2011. The higher charge for 2011 was mainly the result of losses on Greek sovereign available-for-sale bonds being not recoverable for tax purposes.

RBS Holdings N.V.                                                                                                                                                                                                             12

Business review

Analysis of results
Net interest income
	2013	2012	2011
	€m	€m	€m
Interest receivable	768	1,628	2,352
Interest payable (1)	(493)	(1,023)	(1,664)
Net interest income	275	605	688

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (2)	1.8	2.1	2.1
Cost of interest-bearing liabilities of the banking business	(1.3)	(1.4)	(1.5)
Interest spread of the banking business (3)	0.5	0.7	0.6
Benefit from interest-free funds	0.2	0.1	—
Net interest margin of the banking business (4)	0.7	0.8	0.6

Gross yield (2)
- Group	1.8	2.1	2.1
- Domestic	1.1	1.4	1.8
- Foreign	3.2	2.8	2.4
Interest spread (3)
- Group	0.5	0.7	0.6
- Domestic	0.4	(0.1)	(0.1)
- Foreign	1.0	1.6	1.2
Net interest margin (4)
- Group	0.7	0.8	0.6
- Domestic	0.5	(0.2)	(0.1)
- Foreign	1.0	1.8	1.2

Notes:

(1)    Interest payable has been decreased by €37 million (2012 and 2011 - nil) in respect of non-recurring adjustments.

(2)    Gross yield is the interest rate earned on average interest-earning assets of the banking business.

(3)    Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(4)    Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

(5)    The analysis into Domestic and Foreign has been compiled on the basis of location of the entity in which the transaction takes place.

RBS Holdings N.V.                                                                                                                                                                                                             13

Business review

Average balance sheet and related interest
		2013			2012
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		€m	€m	%	€m	€m	%
Assets
Loans and advances to banks	- Domestic	6,130	51	0.8	7,779	59	0.8
	- Foreign	5,755	49	0.9	15,615	148	0.9
Loans and advances to customers	- Domestic	1,002	32	3.2	6,691	154	2.3
	- Foreign	6,386	307	4.8	16,677	711	4.3
Amounts due from ultimate holding company	- Domestic	2,805	183	6.5	2,091	114	5.5
Debt securities	- Domestic	18,014	53	0.3	24,274	272	1.1
	- Foreign	1,876	93	5.0	4,086	170	4.2
Interest-earning assets	- banking business	41,968	768	1.8	77,213	1,628	2.1
	- trading business	2,021			5,623
Interest-earning assets		43,989			82,836
Non-interest-earning assets		17,493			32,904
Total assets		61,482			115,740

Percentage of assets applicable to overseas operations		41.0%			50.5%

Liabilities
Deposits by banks	- Domestic	20,711	117	0.6	26,210	283	1.1
	- Foreign	7,064	71	1.0	15,613	129	0.8
Customer accounts: demand deposits	- Domestic	—	—	—	7,090	60	0.8
	- Foreign	2,733	11	0.4	12,900	66	0.5
Customer accounts: savings deposits	- Foreign	554	21	3.8	768	28	3.6
Customer accounts: other time deposits	- Domestic	547	16	2.9	1,372	44	3.2
	- Foreign	1,950	82	4.2	3,767	140	3.7
Debt securities in issue	- Domestic	115	4	3.5	4,258	63	1.5
	- Foreign	641	13	2.0	1,038	22	2.1
Subordinated liabilities	- Domestic	3,488	41	1.2	4,375	70	1.6
	- Foreign	2,089	125	6.0	2,776	162	5.8
Internal funding of trading business	- Foreign	(779)	(8)	1.0	(4,429)	(44)	1.0
Interest-bearing liabilities	- banking business (1)	39,113	493	1.3	75,738	1,023	1.4
	- trading business	2,694			11,934
Interest-bearing liabilities		41,807			87,672
Non-interest-bearing liabilities:
Demand deposits	- Domestic	311			706
	- Foreign	861			2,084
Other liabilities		11,775			21,466
Owners' equity		6,728			3,812
Total liabilities and owners' equity		61,482			115,740

Percentage of liabilities applicable to overseas operations		40.1%			54.9%

For notes to this table refer to page 13.

RBS Holdings N.V.                                                                                                                                                                                                             14

Business review

Average balance sheet and related interest continued
		2011
		Average
		balance	Interest	Rate
		€m	€m	%
Assets
Loans and advances to banks	- Domestic	4,707	126	2.7
	- Foreign	25,521	207	0.8
Loans and advances to customers	- Domestic	9,234	193	2.1
	- Foreign	28,463	1,058	3.7
Amounts due from ultimate holding company	- Domestic	238	13	5.5
Debt securities	- Domestic	34,764	560	1.6
	- Foreign	6,610	195	3.0
Interest-earning assets	- banking business	109,537	2,352	2.1
	- trading business	19,958
Interest-earning assets		129,495
Non-interest-earning assets		62,071
Total assets		191,566

Percentage of assets applicable to overseas operations		67.5%

Liabilities
Deposits by banks	- Domestic	23,503	440	1.9
	- Foreign	30,657	125	0.4
Customer accounts: demand deposits	- Domestic	9,853	217	2.2
	- Foreign	21,378	270	1.3
Customer accounts: savings deposits	- Domestic	209	—	—
	- Foreign	197	5	2.5
Customer accounts: other time deposits	- Domestic	3,394	64	1.9
	- Foreign	5,796	175	3.0
Debt securities in issue	- Domestic	9,613	146	1.5
	- Foreign	3,049	53	1.7
Subordinated liabilities	- Domestic	3,335	79	2.4
	- Foreign	3,281	151	4.6
Internal funding of trading business	- Foreign	(3,424)	(61)	1.8
Interest-bearing liabilities	- banking business (1)	110,841	1,664	1.5
	- trading business	34,431
Interest-bearing liabilities		145,272
Non-interest-bearing liabilities:
Demand deposits	- Foreign	4,503
Other liabilities		37,266
Owners' equity		4,525
Total liabilities and owners' equity		191,566

Percentage of liabilities applicable to overseas operations		68.8%

For notes to this table refer to page 13.

RBS Holdings N.V.                                                                                                                                                                                                             15

Business review

Analysis of change in net interest income – volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2013 over 2012			2012 over 2011
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	€m	€m	€m	€m	€m	€m
Interest-earning assets
Loans and advances to banks
Domestic	(13)	5	(8)	54	(121)	(67)
Foreign	(85)	(14)	(99)	(90)	31	(59)
Loans and advances to customers
Domestic	(166)	44	(122)	(57)	18	(39)
Foreign	(485)	81	(404)	(486)	139	(347)
Amounts due from ultimate holding company
Domestic	44	25	69	101	—	101
Debt securities
Domestic	(57)	(162)	(219)	(143)	(145)	(288)
Foreign	(105)	28	(77)	(89)	64	(25)
Total interest receivable of the banking business
Domestic	(192)	(88)	(280)	(45)	(248)	(293)
Foreign	(675)	95	(580)	(665)	234	(431)
	(867)	7	(860)	(710)	(14)	(724)
Interest-bearing liabilities
Deposits by banks
Domestic	51	115	166	(46)	203	157
Foreign	82	(24)	58	82	(86)	(4)
Customer accounts: demand deposits
Domestic	30	30	60	49	108	157
Foreign	43	12	55	82	122	204
Customer accounts: savings deposits
Foreign	8	(1)	7	(20)	(3)	(23)
Customer accounts: other time deposits
Domestic	24	4	28	50	(30)	20
Foreign	75	(17)	58	70	(35)	35
Debt securities in issue
Domestic	96	(37)	59	79	4	83
Foreign	8	1	9	41	(10)	31
Subordinated liabilities
Domestic	13	16	29	(21)	30	9
Foreign	41	(4)	37	26	(37)	(11)
Internal funding of trading business
Foreign	(37)	1	(36)	15	(32)	(17)
Total interest payable of the banking business
Domestic	214	128	342	111	315	426
Foreign	220	(32)	188	296	(81)	215
	434	96	530	407	234	641
Movement in net interest income
Domestic	22	40	62	66	67	133
Foreign	(455)	63	(392)	(369)	153	(216)
	(433)	103	(330)	(303)	220	(83)

.

RBS Holdings N.V.                                                                                                                                                                                                             16

Business review

Divisional performance

The results of each division are set out below. Business Services directly attributable costs have been allocated to the operating divisions, based on their service usage. Where services span more than one division an appropriate measure is used to allocate the costs on a basis which management considers reasonable. Business Services costs are fully allocated and there are no residual unallocated costs.

	2013	2012	2011
Operating profit/(loss) before tax	€m	€m	€m
Markets	23	(503)	1,342
International Banking	(18)	182	81
Central items	(359)	(535)	(1,270)
Core	(354)	(856)	153
Non-Core	212	(31)	(339)
	(142)	(887)	(186)

Employee numbers at 31 December
(full time equivalents rounded to the nearest hundred)
	2013	2012	2011
Markets	700	2,900	6,300
International Banking	1,100	5,500	6,600
Central items	100	300	600
Core	1,900	8,700	13,500
Non-Core	600	2,600	4,200
	2,500	11,300	17,700

RBS Holdings N.V.                                                                                                                                                                                                             17

Business review

Divisional performance continued
Markets
	2013	2012	2011
	€m	€m	€m
Net interest income	35	142	66
Non-interest income	239	70	2,589
Total income	274	212	2,655
Direct expenses
- staff costs	(26)	(363)	(696)
- other	(133)	(318)	(511)
Indirect expenses	(34)	1	(53)
Total expenses	(193)	(680)	(1,260)
Profit/(loss) before impairment losses	81	(468)	1,395
Impairment losses	(58)	(35)	(53)
Operating profit/(loss) before tax	23	(503)	1,342

	€bn	€bn	€bn
Balance sheet
Third party assets	15	30	72
Third party liabilities	15	36	77

2013 compared with 2012

Operating profit before tax was €23 million compared with a loss of €503 million in 2012. This improvement of €526 million was mainly due to lower operating expenses.

Total income increased by €62 million to €274 million mainly attributable to an increase in non-interest income.

Net interest income decreased by €107 million to €35 million compared with €142 million in 2012. This reflects the transfer of businesses to RBS plc.

Non-interest income increased by €169 million to €239 million in 2013 compared with €70 million in 2012, primarily due to lower losses in other operating income. This was offset by lower fee and trading income as a result of the transfer of businesses to RBS plc.

Total expenses decreased by €487 million to €193 million compared with €680 million in 2012. This reflects the continuing transfer of businesses to RBS plc.

Impairment losses increased by €23 million to €58 million compared with €35 million in 2012. The impairments in 2013 and 2012 reflect a small number of single name provisions.

2012 compared with 2011

Operating loss before tax was €503 million compared with a profit of €1,342 million in 2011. This decrease of €1,845 million was mainly due to lower total income partly offset by lower operating expenses.

Total income decreased by €2,443 million to €212 million mainly due to the decrease in non-interest income.

Net interest income increased by €76 million to €142 million compared with €66 million in 2011. This reflects lower funding costs after the transfer of businesses to RBS plc.

Non-interest income decreased by €2,519 million to €70 million in 2012 compared with €2,589 million in 2011, primarily due a €1,602 million decrease in other operating income. This is mainly due to the €1,390 million lower own credit adjustment attributable to the tightening of credit spreads. The remaining decrease in other operating income is largely due to a lower gain on the currency translation reserve release related to the transfer of businesses to RBS plc of €167 million compared with €404 million in 2011. In addition, fee and trading income were €893 million lower as a result of the transfer of businesses to RBS plc.

Total expenses decreased by €580 million to €680 million compared with €1,260 million in 2011. This reflects the continuing transfer of businesses to RBS plc.

Impairment losses decreased by €18 million to €35 million compared with €53 million in 2011. Impairments in both 2012 and 2011 reflect a small number of single name provisions.

RBS Holdings N.V.                                                                                                                                                                                                             18

Business review

.

Divisional performance continued
International Banking
	2013	2012	2011
	€m	€m	€m
Net interest income	77	280	490
Non-interest income	87	444	548
Total income	164	724	1,038
Direct expenses
- staff costs	(44)	(239)	(323)
- other	(47)	(339)	(455)
Indirect expenses	(97)	12	33
Total expenses	(188)	(566)	(745)
(Loss)/profit before impairment losses	(24)	158	293
Impairment recoveries/(losses)	6	24	(212)
Operating (loss)/profit before tax	(18)	182	81

	€bn	€bn	€bn
Balance sheet
Third party assets	2	4	24
Third party liabilities	2	7	35

2013 compared with 2012

Operating loss before tax was €18 million compared with a profit of €182 million in 2012. This decrease of €200 million was mainly due to lower total income partially offset by lower operating expenses.

Total income decreased by €560 million to €164 million due to decreases in both net interest income and non-interest income.

Net interest income decreased by €203 million to €77 million compared with €280 million in 2012. This reflects further reductions in lending mainly due to the transfer of businesses to RBS plc.

Non-interest income decreased by €357 million to €87 million compared with €444 million in 2012. This is mainly due to the transfer of businesses to RBS plc.

Total expenses decreased by €378 million to €188 million compared with €566 million in 2012 as a result of the transfer of businesses to RBS plc.

Impairment recoveries decreased by €18 million to €6 million compared with €24 million in 2012.

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

Non-interest income decreased by €104 million to €444 million compared with €548 million in 2011. This is mainly due to the transfer of businesses to RBS plc.

Total expenses decreased by €179 million to €566 million compared with €745 million in 2011 as a result of the transfer of businesses to RBS plc.

Impairments improved by €236 million to a recovery of €24 million compared with a loss of €212 million in 2011. The impairments in 2011 were largely driven by a single name provision.

RBS Holdings N.V.                                                                                                                                                                                                             19

Business review

Divisional performance continued
Central items
	2013	2012	2011
	€m	€m	€m
Net interest income	(12)	(34)	(110)
Non-interest income	(233)	(396)	407
Total income	(245)	(430)	297
Direct expenses
- staff costs	(74)	(62)	(69)
- other	(145)	(17)	(49)
Indirect expenses	151	(3)	14
Total expenses	(68)	(82)	(104)
(Loss)/profit before impairment losses	(313)	(512)	193
Impairment losses	(46)	(23)	(1,463)
Operating loss before tax	(359)	(535)	(1,270)

	€bn	€bn	€bn
Balance sheet
Third party assets	16	29	39
Third party liabilities	14	20	25

2013 compared with 2012

Operating loss before tax was €359 million compared with a loss of €535 million in 2012. The reduced loss is largely due to lower total income losses.

Total income losses improved by €185 million to a loss of €245 million, mainly reflecting lower non-interest income losses.

Net interest income improved by €22 million to a loss of €12 million. This mainly reflects the lower funding costs as a result of third party funding being replaced by funding from RBS plc as part of the transfer of businesses to RBS plc.

Non-interest income losses decreased by €163 million to a loss of €233 million compared with a loss of €396 million in 2012. This is mainly due to lower own credit adjustment attributable to the tightening of credit spreads.

Total expenses decreased by €14 million to €68 million compared with €82 million in 2012.

Impairment losses increased by €23 million to €46 million compared with €23 million in 2012.

2012 compared with 2011

Operating loss before tax was €535 million compared with a loss of €1,270 million in 2011. The reduced loss is largely due to lower impairment losses partly offset by lower total income.

Total income decreased by €727 million to a loss of €430 million, mainly reflecting lower non-interest income.

Net interest income increased by €76 million to a loss of €34 million. This mainly reflects the lower funding costs as a result of third party funding being replaced by funding from RBS plc as part of the transfer of businesses to RBS plc.

Non-interest income decreased by €803 million to a loss of €396 million compared with a gain of €407 million in 2011 primarily due to the decrease in other operating income. This is mainly due to the €765 million lower own credit adjustment attributable to the tightening of credit spreads.

Total expenses decreased by €22 million to €82 million compared with €104 million in 2011 due to a litigation recovery.

Impairment losses decreased by €1,440 million to €23 million compared with €1,463 million in 2011. This decrease mainly relates to Greek sovereign available-for-sale bonds impairment and related interest rate hedge adjustments, which decreased by €1,428 million, from €1,463 million in 2011 to €35 million in 2012.

RBS Holdings N.V.                                                                                                                                                                                                             20

Business review

Divisional performance continued
Non-Core
	2013	2012	2011
	€m	€m	€m
Net interest income	138	217	242
Non-interest income	106	(15)	(226)
Total income	244	202	16
Direct expenses
- staff costs	(31)	(77)	(122)
- other	(38)	(115)	(197)
Indirect expenses	(19)	(10)	1
Total expenses	(88)	(202)	(318)
Profit/(loss) before impairment losses	156	—	(302)
Impairment losses	56	(31)	(37)
Operating profit/(loss) before tax	212	(31)	(339)

	€bn	€bn	€bn
Balance sheet
Third party assets	7	8	12
Third party liabilities	6	5	7

2013 compared with 2012

Operating profit before tax was €212 million compared with a loss of €31 million in 2012, largely due to higher total income, lower expenses and impairment recoveries.

Total income increased by €42 million to €244 million compared €202 million in 2012 mainly due to higher non-interest income.

Net interest income decreased by €79 million to €138 million compared with €217 million in 2012 following continuing Non-Core disposals.

Non-interest income increased by €121 million to €106 million compared with a loss of €15 million in 2012.

Total expenses decreased by €114 million to €88 million compared with €202 million in 2012, reflecting continuing disposals.

Impairment recoveries were €56 million compared with losses of €31 million in 2012.

2012 compared with 2011

Operating loss before tax was €31 million compared with a loss of €339 million in 2011, largely due to higher total income and lower expenses.

Total income increased by €186 million to €202 million mainly due to a lower loss in non-interest income.

Net interest income decreased by €25 million to €217 million compared with €242 million in 201,1 following continuing disposals.

Non-interest income improved by €211 million to a loss of €15 million compared with a loss of €226 million in 2011. The increase is mainly due to lower losses on sale and revaluation of assets compared with 2011.

Total expenses decreased by €116 million to €202 million compared with €318 million in 2011. The decrease reflects continuing disposals.

Impairment losses decreased by €6 million to €31 million compared with €37 million in 2011.

RBS Holdings N.V.                                                                                                                                                                                                             21

Business review

Consolidated balance sheet at 31 December 2013
	2013	2012	2011
	€m	€m	€m
Assets
Cash and balances at central banks	3,193	2,294	12,609
Net loans and advances to banks	5,642	12,138	16,817
Reverse repurchase agreements and stock borrowing	53	68	9,100
Loans and advances to banks	5,695	12,206	25,917
Net loans and advances to customers	3,782	6,375	29,295
Reverse repurchase agreements and stock borrowing	2	5	283
Loans and advances to customers	3,784	6,380	29,578
Amounts due from ultimate holding company	2,820	2,949	1,136
Debt securities	15,288	22,655	39,645
Equity shares	295	1,127	3,093
Settlement balances	10	31	2,608
Derivatives	4,782	7,555	19,138
Deferred tax	40	420	444
Prepayments, accrued income and other assets	1,853	1,533	5,913
Assets of disposal groups	2,048	13,804	6,695
Total assets	39,808	70,954	146,776

Liabilities
Bank deposits	7,233	21,841	29,988
Repurchase agreements and stock lending	11,710	12,624	16,532
Deposits by banks	18,943	34,465	46,520
Customers deposits	4,118	2,620	38,842
Repurchase agreements and stock lending	33	18	759
Customer accounts	4,151	2,638	39,601
Debt securities in issue	1,319	2,602	17,714
Settlement balances and short positions	105	107	3,409
Derivatives	5,862	9,644	19,868
Accruals, deferred income and other liabilities	1,065	1,782	3,895
Deferred tax	63	40	201
Subordinated liabilities	4,951	6,851	6,859
Liabilities of disposal groups	407	11,026	5,293
Total liabilities	36,866	69,155	143,360

Non-controlling interests	—	—	21
Controlling interests	2,942	1,799	3,395
Total equity	2,942	1,799	3,416

Total liabilities and equity	39,808	70,954	146,776

RBS Holdings N.V.                                                                                                                                                                                                             22

Business review

Commentary on consolidated balance sheet

2013 compared with 2012

Total assets were €39.8 billion at 31 December 2013, a decrease of €31.2 billion, or 44%, when compared with €71.0 billion at 31 December 2012.

Cash and balances at central banks increased by €0.9 billion or 39% to €3.2 billion at 31 December 2013.

Loans and advances to banks decreased by €6.5 billion, or 53%, to €5.7 billion at 31 December 2013 principally due the transfer of businesses to RBS plc during the year.

Loans and advances to customers declined €2.6 billion, or 41%, to €3.8 billion. This reflected the transfer of businesses to RBS plc during the year, in particular within International Banking division.

Debt securities decreased by €7.4 billion to €15.3 billion, reflecting bond maturities, the transfer of businesses to RBS plc and the sale of part of the liquidity portfolio.

Equity shares decreased by €0.8 billion to €0.3 billion. This reflected the transfer of businesses to RBS plc.

Derivative assets decreased by €2.8 billion, or 37%, to €4.8 billion, and Derivative liabilities decreased by €3.8 billion, or 39%, to €5.9 billion, this was largely attributable to the transfer of businesses to RBS plc.

The decrease in assets and liabilities of disposal groups is due to the completion of transfers to RBS plc in 2013. These businesses were held for disposal as at 31 December 2012.

Deposits by banks decreased by €15.5 billion, 45%, to €18.9 billion, with lower repurchase agreements and stock lending (repos), down €0.9 billion, 7%, to €11.7 billion. This reduction is mainly due to the transfer of businesses to RBS plc during the year. In addition the decrease is due to planned reductions in funding from RBS plc.

Customer accounts were up €1.5 billion, 57%, to €4.1 billion.

Debt securities in issue declined €1.3 billion, 49%, to €1.3 billion largely decreases in notes and commercial paper reflecting reduced positions in Markets and Group Treasury.

Owners equity increased by €1.1 billion, 64%, to €2.9 billion, largely due to favourable mark-to-market movements on available-for-sale debt securities, offset by the attributable loss in the year.

RBS Holdings N.V.                                                                                                                                                                                                             23

Business review

2012 compared with 2011

Total assets were €71.0 billion at 31 December 2012, a decrease of €75.8 billion, or 52%, compared with €146.8 billion at 31 December 2011.

Cash and balances at central banks decreased by €10.3 billion or 82% to €2.3 billion due to reduced liquidity requirements following the transfer of businesses to RBS plc during the year, in particular the Dutch Scheme. In addition the decrease is due to the 2013 Transfers being classified as assets of disposal groups (€3.5 billion).

Loans and advances to banks decreased by €13.7 billion, or 53%, to €12.2 billion principally due the transfer of businesses to RBS plc during the year, in particular the Dutch Scheme. In addition the decrease is due to the 2013 Transfers being classified as assets of disposal groups (€1.2 billion) and a decline in bank placings.

Loans and advances to customers declined €23.2 billion, or 78%, to €6.4 billion. This reflected the transfer of businesses to RBS plc during the year, in particular the International Banking businesses included within the Dutch Scheme. In addition the decrease is due to the 2013 Transfers being classified as assets of disposal groups (€2.3 billion).

Debt securities decreased by €17.0 billion to €22.7 billion, reflecting a reduction in holdings of eurozone government and financial institution bonds (€9.8 billion), the transfer of businesses to RBS plc as part of the Dutch Scheme and the 2013 Transfers being classified as assets of disposal groups (€2.7 billion).

Equity shares decreased by €2.0 billion to €1.1 billion. This reflected the transfer of businesses to RBS plc as part of the Dutch Scheme.

Derivative assets decreased by €11.6 billion, or 61%, to €7.6 billion, and Derivative liabilities decreased by €10.2 billion, or 52%, to €9.6 billion this was largely attributable to the transfer of businesses to RBS plc as part of the Dutch Scheme.

The increase in assets and liabilities of disposal groups is due to the inclusion of the 2013 Transfers. These businesses are part of the Transfers for 2013 that meet the IFRS 5 definition of being held for disposal as at 31 December 2012.

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

Customer accounts were down €37.0 billion, or 93%, to €2.6 billion, mainly due to the transfer of businesses to RBS plc during the year, in particular the Dutch Scheme.

Debt securities in issue declined €15.1 billion, or 85%, to €2.6 billion, largely as a result of the transfer of businesses to RBS plc during the year, in particular the Dutch Scheme and a decrease in notes and commercial paper outstanding reflecting positions maturing in Markets and Group Treasury.

Owners equity decreased by €1.6 billion, or 47%, to €1.8 billion, largely driven by the Dutch Scheme.

RBS Holdings N.V.                                                                                                                                                                                                             24

Business review Risk and balance sheet management

Risk and balance sheet management
26	Risk governance
28	Risk appetite
33	Capital management
37	Liquidity and funding risk
40	Credit risk
47	Balance sheet analysis
57	Country risk
63	Market risk
72	Other risks

RBS Holdings N.V.                                                                                                                                                                                                             25

Business review Risk and balance sheet management

Introduction

Risk and balance sheet management are conducted on an overall basis within RBS Group. Therefore the discussion on risk and balance sheet management on pages 25 to 77 refers principally to policies and procedures in RBS Group that also apply to RBSH Group.

Risk governance*

Governance structure

Risk and balance sheet management strategies are owned and set by the Managing Board of RBSH Group and are implemented by the executive management. A number of committees and executives support the execution of the business plan and strategy. Two of these committees are dedicated to RBSH Group and report to the RBSH Group Managing Board. These are depicted and described in the structure chart and table below. Matters not specifically delegated are reserved for the Managing Board.

There are also risk functions and committees that cover RBS Group and (parts of) RBSH Group reflecting the integrated manner in which the business is managed within RBS Group. Service level agreements are in place between RBSH Group and RBS Group to accommodate this integrated risk management oversight, including escalation procedures to the RBSH Group Managing Board as appropriate.

The management of risk in RBS Group is carried out through two independent risk management functions - RBS Risk Management and Group Conduct and Regulatory Affairs - which manage risk through independent oversight and challenge of the customer-facing businesses and support functions. The functions provide an overarching risk control framework.

A number of key committees specifically consider risk across RBS Group including RBSH Group.

RBS Group Board - Sets and owns RBS Group’s risk appetite, which is cascaded across its divisions, functions and material legal entities. It also sets RBS Group’s strategic direction and carries out regular assessments to ensure that strategic plans are consistent with risk appetite.

RBS Board Risk Committee - Provides oversight and advice on current and potential risk exposures, risk strategy and tolerance. The Committee also promotes a risk awareness culture within RBS Group.

RBS Group Executive Committee - Operates under delegated authority from Group Board and considers emerging issues material to both the Group’s strategy and risk exposures. The Group Executive Committee also oversees control frameworks.

RBS Executive Risk Forum - Provides executive input to the Group Board and the Group Executive Committee on risk management issues such as risk appetite, risk policies and risk management strategies. It has full authority to act on all material and/or enterprise-wide risk and control matters across the Group and implements Group Board and Group Executive Committee risk management decisions.

Risk management

The RBS Group Chief Risk Officer leads the RBS Risk Management function through the strategic setting and execution of its responsibilities reports to the RBS Group Chief Executive and the RBS Group Board Risk Committee. The Group Chief Risk Officer also has a right of access to the RBSG Chairman.

RBS Risk Management is designed to align as closely as possible with the customer-facing businesses and support functions while maintaining an appropriate level of independence, which underpins RBS Group’s approach to risk management and is reinforced through RBS Group by appropriate reporting lines from divisions to RBS Risk Management and from RBS Risk Management to senior executives, boards and committees.

In RBS Risk Management, the following RBS Group functional heads report directly to the RBS Group Chief Risk Officer and are responsible for firm-wide risk appetite and standards under their respective disciplines:

•         RBS Group Head of Operational Risk;

•         RBS Group Chief Credit Officer;

•         Head of Enterprise Risk Management;

•         Head of Global Country Risk; and

•         Chief Operating Officer, RBS Risk Management;

The RBSH Group Chief Risk Officer also has a reporting line into the RBS Group Chief Risk Officer.

Risk management within RBSH Group focuses on all material risks including credit, market, operational, regulatory and country risk and business activities. Liquidity risk and the day-to-day management of liquidity and funding of the book are the responsibility of RBSH Group Treasury (refer to page 38).

For a summary of the main risk types faced by RBSH Group and how it manages each of them, refer to pages 30 to 32.

unaudited

RBS Holdings N.V.                                                                                                                                                                                                             26

Business review Risk and balance sheet management

The following table shows details of the key Boards and Committees and their responsibilities.

Board/Committee	Responsibilities
Supervisory Board Membership Consists of five members. Three are executives of RBS Group.	The Supervisory Board is responsible for supervising RBSH Group’s management and RBSH Group’s general affairs and the business connected with it and for advising the Managing Board.
Managing Board Membership RBSH Group Chairman, RBSH Group Chief Administrative Officer (CAO), RBSH Group Chief Financial Officer (CFO) and RBSH Group Chief Risk Officer (CRO).

The Managing Board reports to the Supervisory Board and is the principal decision-making forum for RBSH Group. It sets the policy framework, the operating structure and the yearly plan, including objectives and budgets. All members of the Managing Board have responsibility for RBSH Group. As well as their overall corporate responsibilities, the members of the Managing Board each manage one or more units, for which they have primary responsibility.

RBSH Group Risk and Control Committee (RCC)

Membership

Chaired by the RBSH Group CRO. Members include RBSH Group CFO, RBS NV Head of Risk Office/Senior NV Risk Manager, NV delegates of RBS Group Credit, Market, and Operational Risk, RBS NV Head of Conduct & Regulatory Affairs, CROs for RBS NV Asia Pacific and Americas.

The responsibilities of the RCC include:

•         Advising the Managing Board on the risk appetite of RBSH Group. They receive direction from the Managing Board on risk appetite;

•         Providing input to the RBSH Group risk-appetite-setting process in the context of the Group’s overall risk appetite;

•         Overseeing the risk framework within RBSH Group and reporting directly to the RBSH Group Managing Board on the performance of the framework and on issues arising from it;

•         Monitoring the actual risk profile of RBSH Group and ensure that this remains within the boundaries of the agreed risk appetite or escalate excesses to the RBSH Group Managing Board. Prior to escalation, the RCC can ask the appropriate risk committee in RBS Group or in the division that in the normal course of business monitors and controls the risk item that is in excess to address the excess; and

•         The remit of the Committee includes credit, market, operational and regulatory risk within RBS N.V. Any changes to the terms of reference of the RBSH Group RCC must be approved by the RBSH Group Managing Board. To execute its authority, the RCC has access to all relevant risk information relating to RBSH Group available within RBS Group including escalations from and to Group or divisional committees.

RBSH Group Asset and Liability Committee (ALCO)

Membership

Nine permanent voting members led by the RBSH Group Chairman of the Managing Board. The other Committee members are: RBSH Group CFO; RBSH Group CAO; RBSH Group CRO; RBS NV Treasurer; EMEA Treasurer; Markets Treasurer; International Banking Treasurer; and the Global Head of Equity and Liquidity Management.

The mandate of ALCO covers the following specific areas in respect of RBSH Group:

•         The overall governance responsibility for the strategic management of the RBSH Group balance sheet;

•         The review, approval and allocation of balance sheet, capital, liquidity and funding limits;

•         The liquidity, funding, foreign exchange and interest rate exposures of RBSH Group’s balance sheet;

•         The balance sheet structure and RWA position of RBSH Group;

•         Decisions on capital repatriation and loss coverage;

•         Compliance with all regulatory requirements at all times;

•         The implementation and maintenance of transfer pricing policies (although setting the liquidity spread curve remains the responsibility of the RBS Group  ALCO);

•         The approval and implementation within RBSH Group of RBS Group Treasury policies and procedures; and

•         Oversight of retained business (shared assets) and residual ABN AMRO business.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             27

Business review Risk and balance sheet management

Conduct and Regulatory Affairs

Created in August 2013, by combining RBS Group Compliance (previously part of RBS Risk Management) and RBS Regulatory Affairs (formerly part of RBS Legal), RBS Group Conduct and Regulatory Affairs is led by the RBS Group Head of Conduct and Regulatory Affairs, who reports directly to the RBS Group Chief Executive and the RBS Board Risk Committee.

Three lines of defence

A strong three lines of defence model is an important element of a robust control environment. The model’s main purpose is to define accountabilities and responsibilities for managing risk across RBS Group.

1st line of defence - Business units including all business areas and functions are accountable for owning and managing the risks which exist in their business area within a defined risk appetite and framework.

2nd line of defence - Independent monitoring and control functions, as well as RBS Group policy standard owners, are accountable for owning and developing the risk and control frameworks and tools which the 1st line of defence uses to discharge its responsibilities. The 2nd line of defence must be appropriately independent from the business and accountable for overseeing and challenging the 1st line of defence on the effective management of its risks.

3rd line of defence - RBSH Group Internal Audit provides independent assurance on the appropriateness of the design and operational effectiveness of risk management and internal control processes that mitigate RBSH Group’s key risks.

Risk appetite*

RBSH Group’s risk appetite identifies and establishes the level and type of risks that it is able and willing to take in executing its chosen business strategy, to protect itself against events that may have an adverse impact on its profitability or its capital base. RBSH Group has developed a framework that sets and implements an appropriate risk appetite supported by a regular monitoring and review process. A risk appetite statement setting out overall risk limits for different risk types is approved by the Supervisory Board. Risk appetite limits and risk exposures are reported monthly to the RCC, the Managing Board and the Supervisory Board. Any limit breach is reported to the Managing Board. The Managing Board may grant a temporary waiver or require the position to be adjusted to comply with the risk limit. For limits other than risk appetite limits authority has been delegated to the RCC, ALCO and, for certain market risk limits, the Head of Market Risk. The RBS NV RCC and ALCO each have three or more Managing Board members.

Strategic risk objectives

Risk management plays an integral role in the delivery of the RBS Group’s strategic goal to be a safe and secure banking group. The implementation of a stronger and more effective culture of risk management and control provides the platform necessary to address historical vulnerabilities, rebuild upon the RBS Group’s core strengths and position it on a sustainable and profitable path for future growth.

In 2009 the RBS Group Board set out four key strategic objectives, aligned with RBS Group’s Strategic Plan. These are to:

•         Maintain capital adequacy;

•         Deliver stable earnings growth;

•         Ensure stable and efficient access to funding and liquidity; and

•         Maintain stakeholder confidence.

Each objective is essential in its own right, but also mutually supportive of the others. The strategic risk objectives are the bridge between the RBS Group-level business strategy and the frameworks, limits and tolerances that are used to set risk appetite and manage risk in the business divisions on a day-to-day basis.

This is how we bring our Strategic Plan to life in our management of risk.

Risk appetite measures

A range of different but complementary tools have been developed to measure whether strategic plans are consistent with risk appetite, to test broader ‘what if’ questions and to assess the impact of changes in key assumptions:

•         Integrated stress testing - assesses how earnings, capital and funding positions change under an unfavourable, yet plausible, scenario. Stress scenarios can differ by theme, geographical location or severity.

•         Economic capital - provides complementary insights, with a breadth of understanding of risk profile changes and ‘tail risks’ generated by simulating millions of different scenarios.

•         Sensitivity analysis - provides ‘ready reckoners’ around changes in key variables. It provides a high-level view on questions such as ‘what if gross domestic product worsened by a further 1%’, identifying certain tipping points where the RBS Group’s risk profile moves outside appetite.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             28

Business review Risk and balance sheet management

Risk control frameworks and limits

Risk control frameworks and their associated limits are an integral part of the risk appetite framework and a key part of embedding risk appetite targets in day-to-day risk management.

Risk appetite has its own policy standard within the RBS Group Policy Framework that sets out clear roles and responsibilities to measure, cascade and report performance against risk appetite, as well as to provide assurances that business is being conducted within approved risk limits and tolerances.

Culture, values and remuneration

Objectives for risk culture

Risk culture plays a key role in the RBS Group’s ambition to build ‘a really good bank’. A strong risk culture is a key part of ensuring risk appetite is effectively embedded across the RBS Group.

Risk culture policies

The RBS Group values - ‘serving customers well’, ‘working together’, ‘doing the right thing’ and ‘thinking long term’ - act as a clear starting point for a strong and effective risk culture. A wide range of communication and engagement activities (detailed below) has been undertaken to discuss the meaning of each value with employees and how they impact upon and guide day-to-day activities.

The embedding of the RBS Group’s values into a strong risk culture is supported by a revised and more focused Code of Conduct. The Code provides guidance on expected behaviour and sets out the standards of conduct that support the RBS Group’s values. It explains the effect of decisions that are taken and describes the principles that must be followed.

These business principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the RBS Group’s values with its commercial strategy and actions. The embedding of business principles facilitates sound decision making and a clear focus on good customer outcomes in ‘the moments that matter’. It is aligned with the people management and remuneration processes to support a positive and strong risk culture through appropriate incentive structures.

Training

Across the risk management function, a series of events and activities have been undertaken to ‘bring alive’ the Group’s values and culture for employees. This is supported by performance management processes that hold individuals to account for poor behaviour and that the behaviour that supports our purpose, visions and values is rewarded.

Challenge mechanisms

A simple decision-making guide (called the ‘YES check’) has been included within the Code of Conduct. It is a simple, intuitive set of five questions, designed to ensure the values guide day-to-day decisions:

•         Does what I am doing keep our customers and the Bank safe and secure?

•         Would customers and colleagues say I am acting with integrity?

•         Am I happy with how this would be perceived on the outside?

•         Is what I am doing meeting the standards of conduct required?

•         In five years time would others see this as a good way to work?

Each question contains a little prompt to think about the situation and how it fits with the values. It ensures that employees can think through decisions that don’t have a clear answer, guiding the way they think and the judgements behind their decisions and actions.

Risk-based key performance indicators

Our policy standards require all current Code Staff roles to use a balanced scorecard approach to performance management. This ensures a balance between financial and non-financial metrics, including an evaluation of adherence to internal controls and risk management. Since 2011, there has been an enhanced requirement for all Code Staff roles to have specific risk objectives within their performance plan.

Unvested awards are subject to clawback and may be reduced, or forfeited in full, at the discretion of the RBS Group Performance and Remuneration Committee.

Awards to employees under the RBS Group's long term incentive plan are subject to financial and operational measures and an underlying requirement for effective risk management during the performance period.

The Group Performance and Remuneration Committee has put in place a RBS Group-wide remuneration policy which is explicitly aligned to effective risk management. Performance is a key input into the determining of remuneration levels

Risk coverage

We continued to strengthen our approach to risk management amid a challenging and ever-changing external environment. Areas of progress included:

•         The completion of the phased roll-out of the RBS Group's conduct risk policies and of a more effective operating model, supported by the development and delivery of awareness initiatives and targeted training;

•         The introduction of a new integrated operating model for managing regulatory developments, which combines divisional and functional teams to leverage expertise more effectively; and

•         Further strengthening our credit risk and country risk appetite and management frameworks.

RBS Holdings N.V.                                                                                                                                                                                                             29

Business review Risk and balance sheet management

The main risk types faced by the RBSH Group are presented below, together with a summary of the key areas of focus and how the RBSH Group managed these risks in 2013.

Risk type	Definition	Features	How RBSH Group manages risk and the focus in 2013
Capital adequacy risk	The risk that the RBSH Group has insufficient capital.

Arises from: Inefficient management of capital resources.

Character and impact: Characterised typically by credit risk losses.

It has the potential to disrupt the business model and stop normal business activities. It also has the potential to cause the RBSH Group to fail to meet regulatory requirements.

The RBSH Group’s Core Tier 1 ratio on a Basel 2.5 basis was 20.5%. RBSH Group plans for and maintains an adequate amount and mix of capital consistent with its risk profile. The amount of capital required is determined through risk assessments and stress testing.

Refer to pages 33 to 36.

Liquidity and funding risk	The risk that the RBSH Group is unable to meet its financial liabilities as they fall due.

Arises from: RBSH Group’s day-to-day operations.

Character and impact: Dependent on company-specific factors such as maturity profile and composition of sources and uses of funding, the quality and size of liquid asset buffer as well as broader market factors.

It can result in RBSH Group failing to meet regulatory liquidity requirements, unable to support normal banking activity or at worst ceasing to be a going concern. Adverse impact on customer and investor confidence in the RBSH Group and the wider financial system is also possible.

Refer to pages 37 to 39.
Credit risk	The risk that the RBSH Group will incur losses owing to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

Arises from: Deterioration of the credit quality of Counterparties or customers of the RBSH Group, leaving them unable to meet their contractual obligations.

Character and impact: Losses can vary materially across portfolios and may include concentration risk - the risk of loss due to the concentration of credit risk related to a specific product, asset class, sector or counterparty.

It has the potential to affect adversely the RBSH Group’s financial performance and capital.

RBSH Group manages credit risk based on a suite of credit approval and risk concentration frameworks and associated risk management systems and tools. Refer to pages 40 to 46.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             30

Business review Risk and balance sheet management

Risk type	Definition	Features	How the RBSH Group manages risk and the focus in 2013
Country risk	The risk of material losses arising from significant country-specific events.

Arises from: Sovereign events, economic events, political events, natural disasters or conflicts.

Potential to affect parts of the RBSH Group’s credit portfolio that are directly or indirectly linked to the country in question.

RBS Group Country Risk manages country risk matters including risk appetite; risk management strategy and framework; risk exposure and policy; sovereign ratings; sovereign loss-given-default rates; and country Watchlist colours, with escalation where needed to the Managing Board and where appropriate to the Supervisory Board.

Regular, detailed reviews are carried out on all portfolios to ensure they remain in line with the country risk appetite and reflect evolving economic and political developments.

A country risk Watchlist process identifies emerging issues and assists in the development of mitigation strategies. In 2013, the scope of this process was widened to include all countries with RBS Group exposure.

Balance sheet exposure to the eurozone periphery countries continued to fall, and was down by 21% to €6.9 billion at the end of 2013.

Refer to pages 57 to 62.

Market risk

The risk arising from fluctuations in interest rates, foreign currency, credit spreads, equity prices, commodity prices and risk-related factors such as market volatilities that may lead to a reduction in earnings, economic value or both.

Arises from: Adverse movements in market prices.

Character and impact: Characterised by frequent small losses, which are material in aggregate, and infrequent large material losses due to stress events.

It has the potential to materially affect Group Treasury where RBSH Group has important exposures. RBSH Group’s non-trading activities in retail and commercial businesses can also be affected through interest rate risk and foreign exchange non traded exposures.

During 2013, RBSH Group continued to reduce its risk exposures. Average trading value-at-risk (VaR) decreased from €4.4 million to €2.0 million, reflecting risk reduction and capital management focus.

Refer to pages 63 to 71.

Pension risk	The risk to a firm caused by its contractual or other liabilities to, or with respect to, its pension schemes, whether established for its employees or for those of a related company or otherwise.

Arises from: Variation in market value of pension scheme assets owing to interest rates, inflation, credit spreads, and equity and property prices.

Character and impact: Pension schemes’ funding positions can be volatile due to the uncertainty of future investment returns and the projected value of schemes’ liabilities. RBSH Group might have to make financial contributions to, or with respect to, pension schemes.

Refer to pages 108 and 109.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             31

Business review Risk and balance sheet management

Risk type	Definition	Features	How the RBSH Group managed risk and the focus in 2013
Regulatory risk	The risk arising from non-compliance with regulatory requirements, regulatory change or regulator expectations.

Arises from: Developments in the regulatory environment and RBSH Group’s responses to them.

Character and impact: Adverse impact on strategy, capital structure, business models and operational effectiveness.

Financial impact of adapting to changes in laws, rules or regulations or of penalties for non-compliance.

Financial impact and reputational damage in respect of penalties for non-compliance/breach of regulations.

The management of regulatory (as well as conduct) risks in the Bank is overseen by RBS Group’s Conduct and Regulatory Affairs function.

RBS Group’s existing Compliance and Regulatory Affairs teams were brought together in the second half of 2013, following the creation of the role of Group Head of Conduct and Regulatory Affairs. The Conduct and Regulatory Affairs function has responsibility for setting RBS Group wide policy and standards, providing advice to the business and ensuring controls are effective for managing regulatory affairs, compliance and financial crime risks across all businesses.

Other enhancements were also made during 2013 included the creation of a more centralised approach to assurance activities and the introduction of a new ‘Centres of Excellence’ model for the management of regulatory developments, bringing together divisional and functional resources.

Reputational risk	The risk of brand damage and/or financial loss due to the failure to meet stakeholders’ expectations of RBSH Group.

Arises from: Actions taken (or, in some cases, not taken) by the RBSH Group, as well as its wider policies and practices.

Character and impact: Can result in an inability to build or sustain customer relationships, in low staff morale, in regulatory censure, or in reduced access to funding.

The Managing Board, supported by all businesses, is responsible for the reputation of RBSH Group. The reputational risk framework is aligned with RBS Group’s focus on serving customers well, its strategic objectives and the risk appetite goal of maintaining stakeholder confidence.

In 2013, the environmental, social and ethical risk management function was set up to address the reputational risk associated with the clients the RBS Group chooses to do business with.  It sets policy and provides guidance to avoid reputational risk relating to business engagements and lending to clients in sensitive industry sectors.

Business risk	The risk of losses as a result of adverse variance in the RBSH Group’s revenues and/or costs relative to its business plan and strategy.

Arises from: Internal factors such as volatility in pricing, sales volumes and input costs, and/or by external factors such as exposure to macroeconomic, regulatory and industry risks.

Character and impact: Can lead to adverse changes in revenues and/or costs.

Management of business risk is delegated to the CFO, with oversight from RBS Group Finance.

In 2013 the focus was on controlling RBSH Group’s exposure to business risk. RBSH Group’s rolling forecast process identified projected changes in, or risks to, operating profit and ensured appropriate action was taken.

Strategic risk	The risk that the RBSH Group will make inappropriate strategic choices.	Arises from: RBSH Group’s management of its strategy. Character and impact: Varied losses affecting earnings, capital, liquidity and customer and stakeholder confidence.	Key strategies are scrutinised and approved by the RBSH Group Board.

Each risk type maps into RBSH Group’s risk appetite framework and contributes to the overall achievement of its strategic objectives with underlying frameworks and limits. The key frameworks and developments over the past year are described in the relevant sections of the pages that follow.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             32

Business review Risk and balance sheet management

Capital management*

Introduction

Capital adequacy risk is the risk that the Group has insufficient capital.  The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite.

The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

2013 overview

RBSH Group’s Tier 1 ratio of 23.2% is higher than the end of 2012, primarily reflecting transfers to RBS plc of businesses in Russia, Romania, Korea and North America. There were also further reductions in the Non-Core portfolio. The de-risking in RBSH Group has been effective in reducing the impacts of stress scenarios and at the same time the capital ratios have been improving, resulting in increased capital buffers. In the second half of 2013 RBSH Group has bought back from the external market a large amount of subordinated Tier 2 capital. As these instruments had a maturity of less than five years, the regulatory impact was limited.

The capital allocation approaches used in RBSH Group will be developed to become increasingly risk sensitive and align risk management and resource allocation more fully.

Governance

Governance and approach

RBSH Group Asset and Liability Management Committee (ALCO) is responsible for ensuring RBSH Group maintains adequate capital at all times. The RBS Group Capital and Stress Testing Committee (CAST) is a cross-functional body driving and directing integrated risk capital activities including determination of the amount of capital RBSH Group should hold, how and where capital is allocated and planning for actions that would ensure that an adequate capital position would be maintained in a stressed environment. These activities have linkages to capital planning, risk appetite and regulatory change. CAST reports through ALCO and comprises senior representatives from RBSH Group Risk, RBSH Group Finance and RBSH Group Treasury.

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

Capital allocation

Capital resources are allocated to RBSH Group’s businesses based on key performance parameters agreed by the Managing Board in the annual strategic planning process. Principal among these is a profitability metric, which assesses the effective use of the capital allocated to the business. Projected and actual return on equity is assessed against the target returns set by the Managing Board. The allocations also reflect strategic priorities, the intensity of regulatory capital use and the usage of other key RBSH Group resources such as balance sheet and liquidity and funding.

RBSH Group aims to deliver sustainable returns across the portfolio of businesses with projected business returns stressed to test key vulnerabilities.

RBSH Group has regard to the supervisory requirements of De Nederlandsche Bank (DNB). The DNB uses the capital ratio as a measure of capital adequacy in the Netherlands banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks); by international agreement, the total capital ratio should be not less than 8% with a Tier 1 capital ratio of not less than 4%.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             33

Business review Risk and balance sheet management

Capital management*

Capital ratios and risk-weighted assets (RWAs) based on Basel II (CRD III)

RBSH Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements. RBSH Group’s capital ratios and RWAs are set out below.

	2013	2012	2011
Capital ratios	%	%	%
Core Tier 1	20.5	11.7	8.6
Tier 1	23.2	13.9	12.0
Total	26.1	19.8	17.5

	2013	2012	2011
Risk-weighted assets	€m	€m	€m
Credit risk	15,094	26,336	50,197
Market risk (1)	1,171	3,389	5,353
Operational risk	1,088	2,994	3,163
Settlement risk	32	20	—
	17,385	32,739	58,713

Note:

(1)    Market risk RWAs in 2011 were largely impacted by the new CRD III rules.

With effect from 30 June 2010, RBSH Group migrated to Basel II status. For the majority of credit risk, RBSH Group uses the advanced internal ratings based approach for calculating RWAs.

Risk-weighted assets for 2013 continued to reduce due to changes in the structure of the balance sheet following the Transfers to RBS plc and reductions in Non-Core.

For operational risk, RBSH Group uses the 2013 basic indicator approach to calculate the operational risk capital charge. The de-risked and reduced size of the RBSH Group has lead to a lower capital charge for operational risk.

The market risk capital charge has been reduced mainly due to further transfers of trading book activities.

Capital ratios are higher than at 31 December 2012, reflecting the reduction in risk-weighted assets discussed above. This is partly offset by lower Tier 2 capital provided from RBSH Group. The transfers have therefore had a more positive impact on Core Tier 1 and Tier 1.

RBSH Group is consolidated for regulatory reporting within RBS Group. Pillar 3 information for RBSH Group is included within the RBS Group Pillar 3 disclosures.

RBS Group publishes its Pillar 3 Disclosures on its website, providing a range of additional information relating to Basel II and risk and capital management across RBS Group. Pillar 3 disclosures provide additional analysis of exposure at default and credit risk measures such as credit risk mitigation, counterparty credit risk and provisions and their associated RWAs under the various Basel II approaches.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             34

Business review Risk and balance sheet management

Capital management* continued
Capital resources and flow statement
RBSH Group's regulatory capital resources were as follows:
	2013	2012	2011
Composition of regulatory capital	€m	€m	€m
Tier 1
Controlling interests	2,942	1,799	3,395
Non-controlling interests	—	—	21
Adjustments for
- Goodwill and other intangible assets	(1)	(4)	(10)
- Unrealised losses on available-for-sale debt securities	883	2,492	3,066
- Unrealised gains on available-for-sale equities	(3)	(19)	(148)
- Other regulatory adjustments	(260)	(442)	(1,298)
Core Tier 1 capital	3,561	3,826	5,026
Innovative/hybrid Tier 1 securities	2,365	2,470	2,511
Less deductions from Tier 1 capital	(1,887)	(1,757)	(475)
Total Tier 1 capital	4,039	4,539	7,062

Tier 2
Unrealised gains on available-for-sale equities	3	19	148
Subordinated debt	1,552	3,218	3,699
Less deductions from Tier 2 capital	(1,061)	(1,303)	(639)
Total Tier 2 capital	494	1,934	3,208

Total regulatory capital	4,533	6,473	10,270

The table below analyses the movement in Core Tier 1 capital during the year.
		2013
Movement in Core Tier 1 capital		€m
At 1 January 2013		3,826
Regulatory adjustment - fair value changes in own credit spreads		(115)
Foreign currency reserves		(67)
Loss of non-controlling interest and reduction in goodwill		3
Attributable loss		(135)
Transfer resulting from cross border merger		(246)
Other		295
At 31 December 2013		3,561

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             35

Business review Risk and balance sheet management

Capital management* continued

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

The new capital requirements regulation and capital requirements directive that implement Basel III proposals within the European Union (collectively known as CRD IV) are in two parts, Capital Requirements Directive (CRD) and the Capital Requirements Regulation. Further technical detail will be provided by the European Banking Authority through its Implementing Technical Standards (ITS) and Regulatory Technical Standards.

The CRD IV has been agreed in June 2013 with an implementation date of 1 January 2014. Though some ITS will follow only at a later stage, some only in 2015.

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

The overall impacts of the regulatory changes are fully factored into the capital plans of RBSH Group and its businesses.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             36

Business review Risk and balance sheet management

Liquidity and funding risk
38	Liquidity risk
39	Funding risk

RBS Holdings N.V.                                                                                                                                                                                                             37

Business review Risk and balance sheet management

Liquidity and funding risk

Definition

Liquidity and funding risk is the risk that the RBSH Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due.

The risk arises through the maturity transformation role that banks perform. It is dependent on company specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

Liquidity risk

Policy, framework and governance

The RBSH Group’s liquidity policy reflects internal appetite, best market practice and complies with prevailing regulatory structures. These policies are designed to address three broad issues which ensure that:

•          The RBSH Group maintains adequate liquid resources at all times to meet liabilities as they fall due.

•          The RBSH Group maintains an adequate liquid asset portfolio appropriate to the business activities of the Group and its risk profile.

•          The RBSH Group has in place robust strategies, policies, systems, and procedures for identifying, measuring, monitoring and managing liquidity risk.

•          The RBSH Group has a comprehensive liquidity risk management framework in place to ensure the Group maintains an appropriate level of financial resources to meet its financial obligations as and when they fall due.

The risk management framework determines the sources of liquidity risk and the steps the RBSH Group can take when these risks exceed certain actively monitored limits. These actions include when and how to use the RBSH Group’s liquidity reserves and what other adjustments to the RBSH Group’s balance sheet should be undertaken to manage these risks within the RBSH Group’s risk appetite.

In setting risk limits the RBSH Board takes into account the nature of the RBSH Group’s various activities, the RBSH Group’s overall risk appetite, market best practice and regulatory compliance.

Regulatory oversight*

RBSH Group is subject to the De Nederlandsche Bank’s (DNB) supervisory regime for liquidity and each member of RBSH Group also complies with their local regulatory framework for the assessment and management of liquidity risk as well as meeting internal standards.

Measurement and monitoring

In implementing the RBSH Group’s liquidity risk management framework, a suite of tools are used to monitor, limit and stress test the risks within the balance sheet. The limits control the amount and composition of funding sources, asset and liability mismatches and funding concentrations, in addition to the level of liquidity risk.

Overall, RBSH Group’s liquidity risk appetite is set by the Managing Board. The RBSH Managing Board’s determination and quantification of the appetite for liquidity risk is primarily determined by reference to the Individual Liquidity Adequacy Assessment (ILAA) which includes a comparison of the size of liquidity portfolio to an assessment of stressed outflows. The ILAA also informs the RBSH Board and DNB of the RBSH Group’s liquidity risks, their mitigation and about the current and future liquidity profile.

Within the liquidity portfolio the Group holds cash at central banks (€2.4 billion), high quality government securities (€0.1 billion) and collateral eligible for use in central bank operations (€0.9 billion).

Stress testing and contingency planning*

Liquidity stress tests apply scenario-based behavioural and contractual assumptions to cash inflows and outflows to assess the level of liquidity reserves required under a particular scenario.

A stress event can occur when either firm-specific or market-wide factors or a combination of both lead to depositors and investors withdrawing or not renewing funding on maturity. This could be caused by many factors including fears over the viability of the firm. Additionally, liquidity stress can be brought on by customers choosing to draw down on loan agreements and facilities.

Simulated liquidity stress testing is performed at least quarterly for each division as well as the major operating subsidiaries in order to evaluate the strength of the RBSH Group’s liquidity risk management.

Stress tests are designed to examine the impact of a variety of firm-specific and market-wide scenarios on the future adequacy of the RBSH Group’s liquidity reserves. Stress test scenarios are designed to take into account the RBSH Group’s experiences during the financial crisis, recent market conditions and events. These scenarios can be run at any time in response to the emergence of firm-specific or market-wide risks that could have a material impact on the RBSH Group’s liquidity position. In the past these have included credit rating changes and political and economic conditions changing in particular countries.

In determining the adequacy of the RBSH Group’s liquidity resources the RBSH Group focuses on the outflows it anticipates as a result of any stress scenario occurring. These outflows are measured over certain time periods which extend from two weeks to three months. The RBSH Group is expected to be able to withstand these stressed outflows through its own resources (primarily through the use of the liquidity portfolio) without having to resort to extraordinary central bank or governmental assistance.

The RBSH Group’s liquidity risk appetite is measured by reference to the liquidity portfolio as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios, as prescribed by the PRA. These are a market-wide stress, an idiosyncratic stress and a combination of both.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             38

Business review Risk and balance sheet management

Liquidity and funding risk continued

The RBSH Group has a Contingency Funding Plan (CFP), which is updated at least annually and as the balance sheet evolves and forms the basis of analysis and actions to remediate adverse events as and if they arise. The CFP provides a detailed description of the availability, size and timing of all sources of contingent liquidity available to the Group in a stress event. These are ranked in order of economic impact and effectiveness to meet the anticipated stress requirement. The CFP includes documented processes for actions that may be required to meet the outflows and specifies roles and responsibilities for the effective implementation of the CFP. RBSH Group’s CFP is fully integrated with the CFP of RBS Group.

Liquidity reserves

RBSH Group analyses its liquidity portfolio including its locally managed liquidity pools into primary and secondary liquidity groups. The primary liquidity group generally reflects core eligible liquid assets, such as cash and balances at central banks, treasury bills and other high quality government and agency bonds, and other local primary qualifying liquid assets for each of the significant operating subsidiaries that maintain a local liquidity pool. Secondary liquidity assets represent other qualifying liquid assets that are eligible for local central bank liquidity facilities but do not meet the core local regulatory definition.

RBSH Group’s liquidity portfolio is managed by RBSH Group Treasury. In addition, local liquidity reserves are the responsibility of local Treasurers who report to the RBSH Group Treasurer functionally.

RBSH Group in consultation with the DNB and subject to the applicable limits can change the composition of its liquidity portfolio. The change in composition may relate to market specific factors, changes in internal liquidity risk appetite or regulatory guidance.

Funding risk

Funding sources

As part of the reduction in RBSH Group’s balance sheet, RBSH Group’s strategy has been to limit access to external funding sources across the globe, including short-term money markets, repurchase agreement markets and term debt investors through its secured and unsecured funding programmes. Funding is now concentrated with RBS Group, who given their active role in the money markets, along with access to global capital flows through its international client base provide funding to ensure RBSH Group’s funding is well diversified by currency, geography, maturity and type.

RBSH Group may access various funding facilities offered by central banks from time to time. The use of such facilities can be both part of a wider strategic objective to support initiatives to help stimulate economic growth or as part of RBSH Group’s broader liquidity management and funding strategy. Overall usage and repayment of available central bank facilities will fit within RBSH Group’s overall liquidity risk appetite and concentration limits contained therein so as not to create outsized maturity exposures. During 2013, RBSH Group repaid the €3.5 billion drawn down under the European Central Banks’ Long Term Refinancing Operation.

The table below shows RBSH Group’s principal funding sources excluding repurchase agreements.

	2013		2012		2011
	€m	%	€m	%	€m	%
Deposits by banks	7,233	41.0	21,841	64.4	29,988	32.1
Debt securities in issue
Commercial paper	—	—	8	—	1,563	1.7
Certificates of deposit	—	—	108	0.3	2,326	2.5
Medium term notes and other bonds (including securitisations)	1,319	7.5	2,486	7.4	13,825	14.8
	1,319	7.5	2,602	7.7	17,714	19.0
Subordinated liabilities	4,951	28.1	6,851	20.2	6,859	7.3
Wholesale funding	13,503	76.6	31,294	92.3	54,561	58.4
Customer deposits	4,118	23.4	2,620	7.7	38,842	41.6
Total funding	17,621	100.0	33,914	100.0	93,403	100.0

Key points

•         Wholesale funding decreased €17.8 billion to €13.5 billion principally reflecting strategic downsizing in Markets.

•         Of the €13.5 billion wholesale funding 44% or €6.0 billion (2012 - €15.9 billion and 50%) related to bank deposits from fellow subsidiaries.

•         Repurchase agreement funding from fellow subsidiaries was €11.7 billion at 31 December 2013 (2012 - €12.6 billion).

RBS Holdings N.V.                                                                                                                                                                                                             39

Business review Risk and balance sheet management

Credit risk
41	Risk management
43	Risk measurement
44	Lending
44	Early problem identification and problem debt management
45	RBSG Global Restructuring Group (GRG)
45	Wholesale forbearance

RBS Holdings N.V.                                                                                                                                                                                                             40

Business review Risk and balance sheet management

Credit risk

Risk management is conducted on an overall basis within RBS Group. Therefore the discussion on pages 41 to 46 refer principally to policies and procedures in RBS Group that also apply to RBSH Group.

Definition

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

Sources of credit risk

The RBSH Group is exposed to credit risk primarily as a result of debt securities held for liquidity management purposes. The RBSH Group is also exposed to credit risk through wholesale lending, derivatives and through off balance sheet products such as trade finance and guarantees.

Credit risk governance

A strong credit risk management function is vital to support the ongoing profitability of the RBS Group. The potential for loss is mitigated through a robust credit risk culture in the business units and through a focus on sustainable lending practices. The RBS Group’s credit risk management function is responsible for credit approval and managing concentration risk as well as credit risk control frameworks and acts as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound credit environment.

The RBS Group Chief Credit Officer (GCCO), through the RBS Group Credit Risk (GCR) function, is responsible for the development of, and ensuring compliance with, RBS Group-wide policies and credit risk frameworks as well as RBS Group-wide assessment of provision adequacy. The risk management functions, located in the RBS Group’s business divisions, are responsible for the execution of these policies.

The divisional credit risk management functions work together with GCR to ensure that the risk appetite set by the RBS Group Board is met. The credit risk function within RBSH Group is managed by the GCR function, through a RBSH Group credit risk delegate who reports to the GCCO. RBSH Group credit risk management activities include credit risk appetite setting, transaction and portfolio analysis, and ongoing credit risk monitoring and oversight.

The Executive Risk Forum (ERF) considers and approves material aspects of the Group’s credit risk management framework, such as credit risk appetite and limits for portfolios of strategic significance. The ERF has delegated approval authority to the Group Credit Risk Committee, a functional sub-committee of the Group Risk Committee, to act on credit risk matters. These include, but are not limited to, credit risk appetite and limits (within the overall risk appetite set by the Board and the ERF), credit risk strategy and frameworks, credit risk policy and the oversight of the credit profile across the Group. There are separate Group Credit Risk Committees for the retail and wholesale portfolios and these are chaired by the GCCO.

The RBS Group Audit Committee (GAC) provides oversight of the Group’s provision adequacy. The GCCO is accountable to the GAC for the adequacy of the Group’s provisions, both individual and collective.

The RBS Group Provisions Committee, which is chaired by either the RBS Group Chief Risk Officer or the GCCO, approves recommendations from the divisional provisions committees.

Key trends in the credit risk profile of RBSH Group, performance against limits and emerging risks are set out in the Risk Report provided to the RCC, the Managing Board and the Supervisory Board

Risk appetite and concentration framework

Risk appetite is set using specific quantitative targets under stress, including earnings volatility and capital adequacy. The RBSH Group’s credit risk framework has therefore been designed around the factors that influence the RBSH Group’s ability to meet those targets. These include product and asset class, industry sector, single name and country concentrations. Any of these factors could generate higher earnings volatility under stress and, if not adequately controlled, could undermine capital adequacy. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between RBSH Group risk appetite targets and the credit risk control framework. The frameworks are supported by a suite of RBS Group-wide and divisional policies that set out the risk parameters within which divisions must operate. The RBS Group also manages its exposures to counterparty credit risk closely, using portfolio limits and specific tools to control more volatile or capital intensive business areas.

Wholesale

Four formal frameworks are used to manage wholesale credit concentration risk. The RBS Group continually reassesses its frameworks to ensure that they remain appropriate for its varied business franchises and current economic conditions as well as to reflect further refinements in the RBS Group’s risk measurement models.

Through the overlay model, RBSH Group’s concentration risks are captured in and primarily governed by, the divisional and RBSG Group risk control frameworks. However, concentration risks are actively monitored from an RBSH Group perspective through monthly reporting and appropriate action is taken if necessary

Risk management*

Product/asset class concentration framework

The RBS Group manages certain lines of business where the nature of credit risk assumed could result in a concentration or a heightened risk in some other form. This includes specific credit risk types such as settlement or wrong-way risk and products such as long-dated derivatives or securitisations. These product and asset classes may require formal policies and expertise as well as tailored monitoring and reporting measures. In some cases specific limits and thresholds are deployed to ensure that the credit risk inherent in these lines of business and products is adequately controlled. Product and asset classes are reviewed regularly. The reviews consider the risks inherent in each product or asset class, the risk controls applied, monitoring and reporting of the risk, the client base, and any emerging risks to ensure risk appetite remains appropriate.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             41

Business review Risk and balance sheet management

Credit risk continued

Sector concentration

Exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Risk appetite and portfolio strategies are set at either the sector or sub-sector level, depending on where exposures may result in excessive concentration, or where trends in both external factors and internal portfolio performance give cause for concern. Regular formal reviews are undertaken at RBS Group or divisional level depending on materiality. Reviews may include an assessment of the RBS Group’s franchise in a particular sector, an analysis of the outlook, identification of key vulnerabilities or stress testing.

Single name concentration

A single name concentration framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes elevated approval authority, additional reporting and monitoring, and the requirement for plans to address exposures in excess of appetite.

Several credit risk mitigation techniques are available to reduce single name concentrations. If the RBS Group decides that its exposure is too high, it may decide to sell excess exposures. Alternatively, it may decide to take additional security or guarantees such as cash, bank or government guarantees or enter into credit default swaps. Credit risk mitigants must be effective in terms of legal certainty and enforceability. In addition, maturity or expiry dates must be the same, or later, than the underlying obligations.

Country concentration

The country concentration framework is described in the Country risk section on pages 57 to 62.

Credit risk assessment

Wholesale

The credit risk function assesses, approves and manages the credit risk associated with a borrower or group of related borrowers.

The GCCO has established a framework of individual delegated authorities, which are set out in the RBS Group Credit Risk Policy. The framework requires at least two individuals to approve each credit decision, one from the business and one from the credit risk function. Both must hold appropriate delegated authority, which is dependent on their experience and expertise. Only a small number of senior executives hold the highest authority provided under the framework. While both parties are accountable for the quality of each decision taken, the credit risk approver holds ultimate sanctioning authority.

In all circumstances the risks associated with any proposal to provide, increase, review or change the terms or conditions of credit facilities must be assessed prior to a credit decision being made. Assessments of credit risk must, at a minimum, specifically address the following elements:

•         The amount, terms, tenor, structure, conditions, purpose and appropriateness of all credit facilities;

•         Compliance with applicable RBS Group and/or divisional credit policies;

•         The customer’s ability to meet obligations, based on an analysis of financial information and a review of payment and covenant compliance history;

•         The source of repayment and the customer’s risk profile, including sector analysis and sensitivity to economic and market developments, and credit risk mitigation;

•         Refinancing risk - that is the risk of loss arising from the failure of a customer to settle an obligation on expiry of a facility through the drawdown of another credit facility provided by the RBSH Group or by another lender;

•         Consideration of all other risks such as environmental, social and ethical, regulatory and reputational risks; and

•         The portfolio impact of the transaction, including the impact on any credit risk concentration limits or agreed divisional risk appetite.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

Controls and assurance

The RBS Group’s credit control and assurance framework has three key components: credit policy, policy compliance assurance and independent assurance. These apply to both wholesale and retail credit risk at both portfolio and individual customer level.

The first component is the RBS Group Credit Policy Standard, which is part of the RBS Group Policy Framework. It sets out the rules the RBS Group’s businesses must follow to ensure that credit risks are identified and effectively managed through the credit lifecycle.

RBS Holdings N.V.                                                                                                                                                                                                             42

Business review Risk and balance sheet management

Credit risk continued

The second component is a policy assurance activity that GCR undertakes to provide the GCCO with evidence of the effectiveness of credit risk management controls in place across the RBS Group. The results of these reviews are presented to the GCRC on a regular basis in support of the self-certification that GCR must complete from time to time.

The third component of the RBS Group’s credit assurance framework is the Credit Quality Assurance (CQA) function. CQA independently reviews the RBS Group’s lending activities to identify control breaches, assess portfolio quality and recommend process improvements. These findings are escalated to senior management and plans to address shortcomings are recorded and tracked in the RBS Group’s operational risk system. CQA’s activities are overseen by GAC and the results of its reviews are regularly shared with the Group’s main regulators

Risk measurement*

Credit risk models

The Group uses credit risk models in the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. These may be divided into three categories:

Probability of default (PD)

PD models assess the probability of a customer failing its credit obligations over a one year period.

•         Wholesale models - A number of credit grading models are in place that consider risk characteristics relevant to different customer types. These models use a combination of quantitative inputs, such as recent financial performance, and qualitative inputs such as management performance or sector outlook. As part of the credit assessment process, the Group assigns each customer an internal credit grade based on its PD.

Exposure at default (EAD)

EAD models provide estimates of the level of use of a credit facility at the time of a customer's default, recognising that customers may make further drawings on unused credit facilities prior to default. Regulatory requirements determine that EAD is always equal to or higher than current utilisation. Exposure can be reduced by a netting agreement, subject to meeting standards of legal enforceability.

Loss given default (LGD)

LGD models estimate the amount that cannot be recovered in the event of customer default. When estimating LGD, the Group’s models assess both borrower and facility characteristics, as well as various credit risk mitigants. The cost of collections and a time discount factor for the delay in cash recovery are also incorporated.

Changes to credit models

The Group reviews and updates models on an ongoing basis, reflecting more recent data, changes to products and portfolios, and updated regulatory requirements. Extensive changes were made to wholesale models in 2012 and 2013. This process continues with further changes, notably in banks and corporate exposure classes, planned for 2014.

As in 2012, the impact of the model changes implemented in 2013 largely affected the lower risk segments of the Group’s portfolios, mostly to customers bearing the equivalent of investment-grade ratings.

Economic capital

The credit economic capital model is an extensive framework that allows for the calculation of portfolio credit loss distributions and associated metrics over a given risk horizon for a variety of business purposes.

The model takes into account migration risk (risk that credit assets will deteriorate in credit quality across multiple years), factor correlation (the assumption that groups of obligors share a common factor) and contagion risk (for example, the risk that the weakening of the sovereign’s credit worthiness has a significant impact on the credit worthiness of a business operating in that country).

Risk mitigation

Risk mitigation techniques are used in the management of credit portfolios across the Group, typically to mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, the Group nets customer credit balances against obligations.

Mitigation tools applied can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties.

When seeking to mitigate risk, at a minimum the Group considers the following:

•         The suitability of the proposed risk mitigation, particularly if restrictions apply;

•         The means by which legal certainty is to be established, including required documentation, supportive legal opinions and the steps needed to establish legal rights;

•         Acceptable methodologies for initial and subsequent valuation of collateral, the frequency of valuation and the advance rates given;

•         The actions it can take if the value of collateral or other mitigants is less than needed;

•         The risk that the value of mitigants and counterparty credit quality may deteriorate simultaneously;

•         The need to manage concentration risks arising from collateral types; and

•         The need to ensure that any risk mitigation remains legally effective and enforceable.

The Group’s business and credit teams are supported by specialist in-house documentation teams. The Group uses industry-standard loan and security documentation wherever possible. However, when the Group uses non-standard documentation, external lawyers are employed on a case-by-case basis.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             43

Business review Risk and balance sheet management

Credit risk continued

Lending

The types of collateral the Group takes to mitigate the credit risk arising from wholesale lending varies according to the nature of the counterparty and its assets. The most common types are:

•         Physical assets - These may include stock, plant, equipment, machinery, vehicles, ships and aircraft. Such assets are suitable collateral only if the Group can identify, locate, and segregate them from other assets on which it does not have a claim. The Group values physical assets in a variety of different ways, depending on the type of asset concerned and may rely on balance sheet valuations in certain cases. In the US, the Group also takes collateral in the form of motor vehicles to mitigate the credit risk arising from automobile lending. The Group values new vehicles at cost and used ones at the relevant average trade-in value.

•         Receivables - These are amounts owed to the Group’s counterparties by their own customers. The Group values them after taking into account the quality of its counterparty’s receivable management processes and excluding any that are past due.

•         Real estate - The market value of the collateral typically exceeds the loan amount at origination date. The market value is defined as the estimated amount for which the asset could be sold in an arm’s length transaction by a willing seller to a willing buyer.

All collateral is assessed case-by-case to ensure that it will retain its value independently of the provider. The Group monitors the value of the collateral and, if there is a shortfall, will take appropriate action.

Counterparty credit risk

The Group mitigates counterparty credit risk arising from both derivatives and repurchase agreements through the use of netting, collateral and the use of market standard documentation.

The Group mitigates counterparty credit risk by netting amounts it owes to a counterparty against amounts the same counterparty owes to it, in accordance with relevant regulatory and internal policies. It generally does so only if it has a netting agreement in place as well as a legal opinion to the effect that the agreement is enforceable in the relevant jurisdictions.

Collateral generally takes the form of cash. In the case of repurchase agreements, collateral usually takes the form of debt and equity securities at the outset but if the value of collateral falls relative to that of the obligation, the Group may require additional collateral in the form of cash (variation margin). Industry standard documentation, such as master repurchase agreements and credit support annexes accompanied by legal opinion, is used for financial collateral taken as part of trading activities.

The Group limits counterparty credit exposures by setting limits which take into account the potential adverse movement of a counterparty credit exposure after adjusting the impact of netting and collateral where applicable.

Early problem identification and problem debt management

Early warning indicators are in place to identify customers experiencing financial difficulty and to increase monitoring if required. These indicators may be internal, such as a customer’s account activity, or external such as a publicly-listed customer’s share price. If these indicators show a customer is experiencing potential, or actual, difficulty then the customer may be placed on the Watchlist.

Watchlist*

There are three Watch classifications - Amber, Red and Black - reflecting progressively deteriorating conditions. Watch Amber customers are performing customers who show early signs of potential financial difficulty, or have other characteristics that warrant closer monitoring. Watch Red customers are performing customers who show signs of declining credit worthiness which requires active management usually by the RBSG Global Restructuring Group (GRG). Watch Black customers include risk elements in lending and potential problem loans.

Once on the Watchlist, customers are subject to heightened scrutiny. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist units in divisions or by GRG. In more material cases, a forum of experienced credit, portfolio management and remedial management specialists in the divisions or GRG may reassess the customer relationship strategy. In accordance with Group-wide policies, a number of mandatory actions are taken, including a review of the customer’s credit grade and facility and security documentation.

Other appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt. Such circumstances include deteriorating trading performance, imminent breach of covenant, challenging macroeconomic conditions, a late payment or the expectation of a missed payment.

For all Watch Red cases, the division is required to consult with GRG on whether the relationship should be transferred to GRG (for more information on GRG, refer to below). Watch Red customers that continue to be managed by the divisions tend to be those requiring subject matter expertise that is available in the divisions rather than in GRG.

At 31 December 2013, exposures to customers reported as Watchlist Red and managed in the divisions totalled €0.2 billion (2012 - €0.6 billion).

Remediation strategies available in the divisions include granting a customer various types of concessions. Any decision to approve a concession will be a function of the division’s specific country and sector appetite, the key metrics of the customer, the market environment and the loan structure and security.

Other potential outcomes of the relationship review are to: take the customer off the Watchlist; offer additional lending and continue monitoring; transfer the relationship to GRG if appropriate; or exit the relationship altogether.

RBS Holdings N.V.                                                                                                                                                                                                             44

Business review Risk and balance sheet management

Credit risk continued

The following table shows a sector breakdown of credit risk assets of Watchlist Red counterparties under GRG management:

Watchlist Red credit risk assets under GRG management	2013	2012	2011
	€m	€m	€m
Property	2	4	436
Transport	113	212	210
Retail and leisure	8	99	91
Services	1	4	145
Other	198	122	423
Total	322	441	1,305

RBSG Global Restructuring Group (GRG)

GRG manages the Group’s wholesale problem debt portfolio in cases where its exposure to the customer exceeds £1 million. In addition, GRG provides a specialist credit function, the Strategy Management Unit, for distressed bilateral lending where the exposure is between £250,000 and £1 million. The primary function of GRG is to restore customers to an acceptable credit condition and minimise losses to the Group.

The factor common to all customers managed by GRG is that the Group’s exposure is outside risk appetite. Customers transferred to GRG typically show symptoms of significant financial difficulty, such as cash flow pressures, or show evidence that the management team has limited experience of managing a business in difficulty. In addition, a customer may be transferred to GRG if the Group is not provided with sufficient or reliable information on which to make decisions.

GRG relationship managers use their skill, experience and judgement to support customers through these difficulties while seeking to minimise losses to protect the Group’s capital

When the relationship is transferred, GRG conducts a detailed assessment of the viability of the business as well as the ability of management to deal with the causes of financial difficulty. Following GRG’s initial file assessment and, if appropriate, wider due diligence with input from independent experts (sector experts, accountants and surveyors), various options are presented to the customer. A strategy is then agreed with the customer for dealing with the distressed loan.

The objective is to find a mutually acceptable solution, including repayment, refinancing or transfer to another bank if that is the customer’s preferred option. Once a solution is found, management of the loans may be transferred back to the performing divisions. If the business is not viable and a turnaround is not possible, insolvency may be an option.

Wholesale forbearance

Definition

Forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer’s financial difficulties.

Concessions granted where there is no evidence of financial difficulty, or where any changes to terms and conditions are within the Group’s usual risk appetite (for a customer new to the Group), or reflect improving credit market conditions for the customer, are not considered forbearance.

A number of options are available to the Group. Such actions are tailored to the customer’s individual circumstances. The aim of such actions is to restore the customer to financial health and to minimise risk to the Group. To ensure that forbearance is appropriate for the needs and financial profile of the customer, the Group applies minimum standards when assessing, recording, monitoring and reporting forbearance. At 31 December 2013, loans totalling €44 million (2012 - €173 million) were subject to forbearance procedures but had not reached legal completion, the forbearance completed in 2013 was nil (2012 - € 70 million)

Types of wholesale forbearance

Wholesale forbearance may involve the following types of concessions:

•         Payment concessions and loan rescheduling, including extensions in contractual maturity, may be granted to improve the customer’s liquidity. Concessions may also be granted on the expectation that the customer’s liquidity will recover when market conditions improve. In addition, they may be granted if the customer will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These options are commonly used in commercial real estate transactions, particularly where a shortage of market liquidity rules out immediate refinancing and makes short-term collateral sales unattractive.

•         Debt may be forgiven, or exchanged for equity, where the customer’s business or economic environment means that it cannot meet obligations and where other forms of forbearance are unlikely to succeed. Debt forgiveness is commonly used for stressed leveraged finance transactions. These are typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model, strategy and debt level are viable, maintaining the business as a going concern is the preferred option, rather than realising the value of the underlying assets.

A temporary covenant waiver, a recalibration of covenants or a covenant amendment may be used to cure a potential or actual covenant breach. In return for this relief, the Group would seek to obtain a return commensurate with the risk that it is required to take. The increased return for the increased risk can be structured flexibly to take into account the customer’s circumstances for example increased margin on a cash or payment in kind basis, and/or deferred return instruments.

RBS Holdings N.V.                                                                                                                                                                                                             45

Business review Risk and balance sheet management

Credit risk continued

The contractual margin may be amended to bolster the customer’s day-to-day liquidity to help sustain the customer’s business as a going concern. This would normally be a short-term solution. As set out above, the Group would seek to obtain a return commensurate to the risk that it is required to take and this can be structured in the same ways set out above.

Loans may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms. All customers are assigned a PD and related facilities an LGD. These are re-assessed prior to finalising any forbearance arrangement in light of the loan’s amended terms. Where forbearance is no longer viable, the Group will consider other options such as the enforcement of security and/or insolvency proceedings.

The ultimate outcome of a forbearance strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. The following are generally considered to be options of last resort:

•         Enforcement of security or otherwise taking control of assets - Where the Group holds collateral or other security interest and is entitled to enforce its rights, it may enforce its security or otherwise take ownership or control of the assets. The Group’s preferred strategy is to consider other possible options prior to exercising these rights.

•         Insolvency - Where there is no suitable forbearance option or the business is no longer regarded as sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

Impact of forbearance on provisioning

Wholesale loans granted forbearance are individually assessed in most cases and are not therefore segregated into a separate risk pool.

Forbearance may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows. This may result in the recognition of an impairment loss or a write-off.

Provisions for forborne wholesale loans are assessed in accordance with the Group’s normal provisioning policies (refer to Impairment loss provision methodology on page 99). The customer’s financial position and prospects as well as the likely effect of the forbearance, including any concessions granted, are considered in order to establish whether an impairment provision is required. Individual impairment assessments for wholesale loans are reassessed in the light of any revisions to the loan's terms.

All wholesale customers are assigned a PD and related facilities an LGD. These are re-assessed prior to finalising any forbearance arrangement in light of the loan’s amended terms and any revised grading incorporated in the calculation of the impairment loss provisions for the Group’s wholesale exposures.

For performing counterparties, credit metrics are an integral part of the latent provision methodology and therefore the impact of covenant concessions will be reflected in the latent provision. For non-performing loans, covenant concessions will be considered in the overall provision adequacy for these loans.

In the case of non-performing loans that are forborne, the loan impairment provision assessment almost invariably takes place prior to forbearance being granted. The quantum of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted.

Provisions and AFS reserves

The transfer of wholesale loans subject to forbearance from impaired to performing status follows assessment by relationship managers in GRG. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off and the balance of the loan returned to performing status.

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

Analyses of AFS debt securities and related AFS reserves are set out on page 56.

RBS Holdings N.V.                                                                                                                                                                                                             46

Business review Risk and balance sheet management

Balance sheet analysis
48	Sector and geographic concentration
49	Loans and advances to banks and customers by geographical region
50	Asset quality
52	Debt securities
53	Asset-backed securities (ABS)
55	Sector and geographical regional analyses
56	Available-for-sale debt securities and reserves

RBS Holdings N.V.                                                                                                                                                                                                             47

Business review Risk and balance sheet management

Balance sheet analysis

Sector and geographic concentration

The analyses in this section are provided to support the discussion on credit risk on pages 40 to 46.  All disclosures are audited. Additional information can also be found in Notes 8 to 14 of the financial statements.

The following tables provide an analysis of credit concentration of financial assets by sector and geography. Geographical regions are based on the location of the office.

	Loans and					Netting and
	advances	Securities	Derivatives	Other (1)	Total	offset (2)
2013	€m	€m	€m	€m	€m	€m
Central and local government	85	5,937	45	6	6,073	27
Financial institutions (3)	9,826	9,412	4,385	3,197	26,820	888
Residential mortgages	223	—	—	—	223	—
Personal lending	4	—	—	—	4	—
Property	48	8	11	—	67	—
Construction	23	3	3	—	29	—
Manufacturing	863	54	64	—	981	—
Service industries and business activities	1,315	35	264	—	1,614	—
Agriculture, forestry and fishing	—	10	10	—	20	—
Finance lease and instalment credit	101	—	—	—	101	—
Interest accruals	6	136	—	—	142	—
Total gross of provisions	12,494	15,595	4,782	3,203	36,074	915
Provisions	(195)	(12)	—	—	(207)	—
Total	12,299	15,583	4,782	3,203	35,867	915

2012
Central and local government	891	7,783	55	2	8,731	11
Financial institutions (3)	16,424	15,347	6,657	2,312	40,740	1,072
Residential mortgages	283	—	—	—	283	—
Property	76	—	63	—	139	1
Construction	20	—	9	—	29	—
Manufacturing	1,370	182	18	—	1,570	1
Service industries and other business activities	2,708	305	753	11	3,777	—
Agriculture, forestry and fishing	4	—	—	—	4	—
Finance lease and instalment credit	109	—	—	—	109	—
Interest accruals	(9)	270	—	—	261	—
Total gross of provisions	21,876	23,887	7,555	2,325	55,643	1,085
Provisions	(341)	(105)	—	—	(446)	—
Total	21,535	23,782	7,555	2,325	55,197	1,085

For the notes to this table refer to the following page.

RBS Holdings N.V.                                                                                                                                                                                                             48

Business review Risk and balance sheet management

Balance sheet analysis continued
	Loans and					Netting and
	advances	Securities	Derivatives	Other (1)	Total	offset (2)
2011	€m	€m	€m	€m	€m	€m
Central and local government	1,062	11,405	103	50	12,620	—
Financial institutions (3)	32,187	28,493	16,774	13,782	91,236	3,064
Residential mortgages	1,125	—	—	—	1,125	—
Personal lending	318	—	—	—	318	—
Property	701	—	125	—	826	—
Construction	1,049	25	109	—	1,183	—
Manufacturing	7,200	21	554	—	7,775	—
Service industries and business activities	14,144	2,313	1,373	224	18,054	43
Agriculture, forestry and fishing	123	—	98	—	221	—
Finance lease and instalment credit	102	—	2	—	104	—
Interest accruals	192	583	—	—	775	—
Total gross of provisions	58,203	42,840	19,138	14,056	134,237	3,107
Provisions	(1,572)	(102)	—	—	(1,674)	—
Total	56,631	42,738	19,138	14,056	132,563	3,107

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

(3)    Includes reverse repurchase agreements of €0.1 billion (2012 - €0.1 billion; 2011 - €9.4 billion).

Loans and advances to banks and customers by geographical region
The table below analyses loans and advances net of provisions by geographical region (location of office).
	2013	2012	2011
	€m	€m	€m
Loans and advances to banks
Netherlands	1,673	3,565	7,512
US	117	391	1,458
Rest of world (1)	3,905	8,250	16,947
	5,695	12,206	25,917
Loans and advances to customers
Netherlands	638	1,518	6,164
US	37	—	874
Rest of world (2)	3,109	4,862	22,540
	3,784	6,380	29,578
Balances with ultimate holding company
Netherlands	2,820	2,949	1,136
Total	12,299	21,535	56,631

Notes:

(1)    Includes UK balances of €1,774 million (2012 - €6,655 million).

(2)    Includes UK balances of €1,164 million (2012 - €848 million).

RBS Holdings N.V.                                                                                                                                                                                                             49

Business review Risk and balance sheet management

Balance sheet analysis continued

Asset quality

The asset quality analysis presented below is based on RBS Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across RBS Group map to both a RBS Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings agencies and are therefore excluded from the following table and are set out on page 52.

Asset quality band	Probability of default range
AQ1	0% - 0.034%
AQ2	0.034% - 0.048%
AQ3	0.048% - 0.095%
AQ4	0.095% - 0.381%
AQ5	0.381% - 1.076%
AQ6	1.076% - 2.153%
AQ7	2.153% - 6.089%
AQ8	6.089% - 17.222%
AQ9	17.222% - 100%
AQ10	100%

		Loans and advances
	Cash and	Banks			Customers
	balances		Derivative			Derivative		Balances with
	at central	Reverse	cash		Reverse	cash		ultimate holding	Settlement			Contingent
	banks	repos	collateral	Other	repos	collateral	Other	company	balances	Derivatives	Commitments	liabilities	Total
2013	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
AQ1	2,907	1	113	595	2	116	567	—	—	573	135	260	5,269
AQ2	—	—	120	164	—	—	204	—	—	136	14	1,189	1,827
AQ3	269	—	434	105	—	103	546	—	—	627	288	4,285	6,657
AQ4	17	1	80	1,024	—	58	961	—	10	825	207	768	3,951
AQ5	—	—	57	133	—	31	322	—	—	24	135	213	915
AQ6	—	—	—	6	—	—	416	—	—	9	27	25	483
AQ7	—	—	—	—	—	12	58	—	—	4	8	10	92
AQ8	—	—	—	3	—	—	44	—	—	—	15	22	84
AQ9	—	—	—	—	—	—	177	—	—	6	105	323	611
AQ10	—	—	—	—	—	—	9	—	—	10	38	—	57
Balances with
RBS Group	—	51	—	2,808	—	—	42	2,820	—	2,568	—	1,361	9,650
Impaired	—	—	—	1	—	—	310	—	—	—	—	—	311
Impairment provision	—	—	—	(1)	—	—	(194)	—	—	—	—	—	(195)
Total	3,193	53	804	4,838	2	320	3,462	2,820	10	4,782	972	8,456	29,712

RBS Holdings N.V.                                                                                                                                                                                                             50

Business review Risk and balance sheet management

Balance sheet analysis continued

		Loans and advances
	Cash and	Banks			Customers			Balances
	balances		Derivative			Derivative		with ultimate
	at central	Reverse	cash		Reverse	cash		holding	Settlement			Contingent
	banks	repos	collateral	Other	repos	collateral	Other	company	balances	Derivatives	Commitments	liabilities	Total
2012	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
AQ1	2,068	3	737	961	1	246	1,144	—	26	330	1,486	6,276	13,278
AQ2	—	—	264	6	—	—	192	—	—	577	1,321	431	2,791
AQ3	226	—	119	97	—	143	860	—	1	175	1,154	966	3,741
AQ4	—	—	310	334	—	40	1,713	—	—	1,365	802	695	5,259
AQ5	—	—	80	173	—	27	553	—	—	401	184	218	1,636
AQ6	—	—	—	1	—	—	839	—	3	11	103	135	1,092
AQ7	—	3	—	137	—	—	201	—	—	12	68	112	533
AQ8	—	—	—	26	4	—	75	—	—	31	43	8	187
AQ9	—	—	—	17	—	—	138	—	—	1	273	500	929
AQ10	—	—	—	—	—	—	27	—	—	28	35	1	91
Balances with
RBS Group	—	62	—	8,876	—	—	—	2,949	1	4,624	237	1,737	18,486
Past due	—	—	—	—	—	—	12	—	—	—	—	—	12
Impaired	—	—	—	—	—	—	506	—	—	—	—	—	506
Impairment provision	—	—	—	—	—	—	(341)	—	—	—	—	—	(341)
Total	2,294	68	1,510	10,628	5	456	5,919	2,949	31	7,555	5,706	11,079	48,200

	Cash and			Balances with			Other
	balances at	Loans and advances		ultimate holding	Settlement		financial		Contingent
	central banks	Banks	Customers	company	balances	Derivatives	instruments	Commitments	liabilities	Total
2011	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
AQ1	12,184	9,982	7,257	—	81	4,267	—	8,565	9,529	51,865
AQ2	157	322	2,533	—	—	1,091	—	4,052	2,543	10,698
AQ3	206	407	3,760	—	614	1,032	—	2,895	2,853	11,767
AQ4	—	406	6,811	—	8	801	—	3,657	3,155	14,838
AQ5	55	498	3,039	—	45	461	—	1,280	1,865	7,243
AQ6	—	84	2,061	—	—	55	—	383	404	2,987
AQ7	—	382	1,965	—	1	99	—	328	519	3,294
AQ8	7	12	356	—	—	236	—	20	28	659
AQ9	—	91	842	—	—	4	—	857	1,003	2,797
AQ10	—	2	218	—	4	30	—	276	26	556
Balances with RBS Group	—	13,722	—	1,136	1,855	11,062	—	65	1,272	29,112
Past due	—	2	385	—	—	—	—	—	—	387
Impaired	—	52	1,878	—	—	—	494	—	—	2,424
Impairment provision	—	(45)	(1,527)	—	—	—	(31)	—	—	(1,603)
Total	12,609	25,917	29,578	1,136	2,608	19,138	463	22,378	23,197	137,024

Updates, primarily of models used for the corporate counterparties, took place in 2013. The AQ composition of the corporate portfolio has improved slightly during the year.

RBS Holdings N.V.                                                                                                                                                                                                             51

Business review Risk and balance sheet management

Balance sheet analysis continued
Debt securities
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lower of Standard & Poor’s (S&P), Moody’s and Fitch.

	Central and local government			Other financial				Of which
2013	US	Other	Banks	institutions	Corporate	Total	Total	ABS (1)
	€m	€m	€m	€m	€m	€m	%	€m
AAA	—	96	128	1,091	15	1,330	8.7	1,219
AA to AA+	1,718	1,496	179	1,819	30	5,242	34.3	1,946
A to AA-	—	1,034	111	315	10	1,470	9.6	372
BBB- to A-	—	1,411	3,524	1,353	—	6,288	41.1	4,679
Non-investment grade	—	237	211	275	—	723	4.7	428
Unrated	—	—	189	44	2	235	1.6	—
Total	1,718	4,274	4,342	4,897	57	15,288	100.0	8,644

2012
AAA	—	1,383	143	3,791	18	5,335	23.5	3,772
AA to AA+	1,871	1,657	525	1,542	124	5,719	25.3	2,026
A to AA-	—	1,761	150	595	15	2,521	11.1	561
BBB- to A-	—	972	4,012	3,084	13	8,081	35.7	7,077
Non-investment grade	—	290	316	25	5	636	2.8	341
Unrated	—	—	179	2	182	363	1.6	—
Total	1,871	6,063	5,325	9,039	357	22,655	100.0	13,777

2011
AAA	—	5,564	2,821	6,285	175	14,845	37.4	8,755
AA to AA+	3,521	1,882	1,215	1,633	57	8,308	21.0	2,347
A to AA-	—	4,846	2,398	1,839	4	9,087	22.9	3,727
BBB- to A-	—	2,504	2,213	484	82	5,283	13.3	2,383
Non-investment grade	—	803	477	349	205	1,834	4.7	150
Unrated	—	2	93	30	163	288	0.7	—
Total	3,521	15,601	9,217	10,620	686	39,645	100.0	17,362

Note:

(1)      Asset-backed securities.

RBS Holdings N.V.                                                                                                                                                                                                             52

Business review Risk and balance sheet management

Balance sheet analysis continued

Asset-backed securities (ABS)

All securities are classified as available-for-sale. The following tables summarise RBSH Group’s carrying values of these securities by geography of the underlying assets at 31 December 2013, 2012 and 2011.

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

ABS include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and other ABS. In many cases the risk on these assets is hedged by way of credit derivative protection purchased over the specific asset or relevant ABS indices. The counterparties to some of these hedge transactions are monoline insurers.

Residential mortgage-backed securities

RMBS are securities that represent an interest in a portfolio of residential mortgages. Repayments made on the underlying mortgages are used to make payments to holders of the RMBS. The risk of the RMBS will vary primarily depending on the quality and geographic region in which the underlying mortgage assets are located and the credit enhancement of the securitisation structure. Several tranches of notes are issued, each secured against the same portfolio of mortgages, but providing differing levels of seniority to match the risk appetite of investors. The most junior (or equity) notes will suffer early capital and interest losses experienced by the referenced mortgage collateral, with each more senior note benefiting from the protection provided by the subordinated notes below. Additional credit enhancements may be provided to the holder of senior RMBS notes, including provided by monoline insurers.  The main category of mortgages that serve as collateral to RMBS held by RBSH Group with related vintages is set out on page 54.

Asset-backed securities by product, geography and IFRS measurement classification
			Other
	US	UK	Europe	RoW (1)	Total
Carrying value	€m	€m	€m	€m	€m
2013
RMBS: government sponsored or similar	—	—	2,886	—	2,886
MBS: covered bond	57	243	5,183	—	5,483
Other ABS	—	—	275	—	275
	57	243	8,344	—	8,644

2012
RMBS: government sponsored or similar	—	—	5,985	—	5,985
MBS: covered bond	59	250	6,720	—	7,029
CDOs	—	—	149	—	149
Other ABS	—	—	614	—	614
	59	250	13,468	—	13,777

2011
RMBS: government sponsored or similar	—	—	6,635	—	6,635
MBS: covered bond	162	250	8,578	—	8,990
CDOs	—	—	165	—	165
Other ABS	—	—	1,547	25	1,572
	162	250	16,925	25	17,362

RBS Holdings N.V.                                                                                                                                                                                                             53

Business review Risk and balance sheet management

Balance sheet analysis continued

Asset-backed securities (ABS) continued

Asset-backed securities by product, geography and IFRS measurement classification continued

The table below summarises the rating levels of ABS carrying values. Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto the S&P scale.

					Non-investment
	AAA	AA to AA+	A to AA-	BBB- to A-	grade	Total
2013	€m	€m	€m	€m	€m	€m
RMBS: government sponsored or similar	1,045	1,630	190	15	6	2,886
MBS: covered bond	174	259	57	4,571	422	5,483
CDOs	—	—	—	—	—	—
Other ABS	—	57	125	93	—	275
	1,219	1,946	372	4,679	428	8,644

2012
RMBS: government sponsored or similar	2,988	1,512	246	1,214	25	5,985
MBS: covered bond	784	125	190	5,763	167	7,029
CDOs	—	—	—	—	149	149
Other ABS	—	389	125	100	—	614
	3,772	2,026	561	7,077	341	13,777

2011
RMBS: government sponsored or similar	4,979	1,474	157	—	25	6,635
MBS: covered bond	3,102	454	3,069	2,365	—	8,990
CDOs	—	—	22	18	125	165
Other ABS	674	419	479	—	—	1,572
	8,755	2,347	3,727	2,383	150	17,362

Key points

•         Carrying value of the available-for-sale asset-backed securities decreased by €5.1 billion during 2013 due to maturities and sales.

•         The RMBS government sponsored or similar positions are backed by mortgages covered by the Dutch mortgage guarantee scheme.

•         The MBS covered bond positions originated largely in Europe and related mostly to Spanish securities.

For the composition of the AFS portfolio by country refer to page 56.

RBS Holdings N.V.                                                                                                                                                                                                             54

Business review Risk and balance sheet management

Balance sheet analysis continued

Sector and geographical regional analyses

The following tables analyse gross loans and advances to customers and the related debt management measures and ratios by sector and geography (by location of office). Gross loans, REIL and provisions exclude amounts relating to businesses held for disposal, consistent with the balance sheet presentation required by IFRS.

	2013
				REIL	Provisions	Provisions
	Gross			as a % of	as a %	as a % of	Impairment	Amounts
	loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
	€m	€m	€m	%	%	%	€m	€m
Central and local government	85	—	—	—	—	—	—	—
Financial institutions	1,310	72	16	5.5	22	1.2	38	—
Residential mortgages	223	22	22	9.9	100	9.9	—	—
Personal lending	4	—	—	—	—	—	8	5
Property	48	46	39	95.8	85	81.3	3	—
Construction	23	4	4	17.4	100	17.4	—	1
Manufacturing	863	45	30	5.2	67	3.5	1	31
Service industries and other business	1,315	121	70	9.2	58	5.3	(16)	64
activities
Agriculture, forestry and fishing	—	—	—	—	—	—	—	2
Finance leases and instalment credit	101	—	—	—	—	—	—	—
Interest accruals	6	—	—	—	—	—	—	—
Latent	—	—	13	—	—	—	(72)	—
Total	3,978	310	194	7.8	63	4.9	(38)	103

of which:
- Netherlands	726	178	88	24.5	49	12.1	(35)	70
- Overseas	3,252	132	106	4.1	80	3.3	(3)	33
Total	3,978	310	194	7.8	63	4.9	(38)	103

2012
Central and local government	891	—	—	—	—	—	—	—
Financial institutions	1,269	61	14	4.8	23	1.1	43	213
Residential mortgages	283	41	12	14.5	29	4.2	17	34
Property	76	54	35	71.1	65	46.1	(21)	46
Construction	20	—	—	—	—	—	3	10
Manufacturing	1,370	138	72	10.1	52	5.3	33	64
Service industries and other business
activities	2,708	209	171	7.7	82	6.3	26	64
Agriculture, forestry and fishing	4	3	2	75.0	67	50.0	—	1
Finance leases and instalment credit	109	—	—	—	—	—	—	—
Interest accruals	(9)	—	—	—	—	—	—	—
Latent	—	—	35	—	—	—	(86)	—
Total	6,721	506	341	7.5	67	5.1	15	432

of which:
- Netherlands	1,672	253	155	15.1	61	9.3	6	50
- Overseas	5,049	253	186	5.0	74	3.7	9	382
Total	6,721	506	341	7.5	67	5.1	15	432

Key point

•         Risk elements in lending decreased €196 million in the year to €310 million mainly due to repayments and write-offs outpacing new defaulting balances by €143 million, and €70 million of transfers to RBS plc.

RBS Holdings N.V.                                                                                                                                                                                                             55

Business review Risk and balance sheet management

Balance sheet analysis continued	2011
				REIL	Provisions	Provisions
	Gross			as a % of	as a %	as a % of	Impairment	Amounts
	loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
	€m	€m	€m	%	%	%	€m	€m
Central and local government	1,062	—	—	—	—	—	7	—
Financial institutions	5,143	734	554	14.3	75	10.8	183	41
Residential mortgages	1,125	101	59	9.0	58	5.2	35	1
Personal lending	102	75	69	73.5	92	67.6	(10)	125
Property	701	112	105	16.0	94	15.0	7	—
Construction	1,049	14	13	1.3	93	1.3	8	—
Manufacturing	7,200	395	239	5.5	61	3.3	20	41
Service industries and other business
activities	14,144	612	380	4.3	62	2.7	68	187
Agriculture, forestry and fishing	123	2	2	1.7	100	1.7	(5)	2
Finance leases and instalment credit	318	—	—	—	—	—	—	—
Interest accruals	138	—	—	—	—	—	—	—
Latent	—	—	106	—	—	—	(11)	—
Total	31,105	2,045	1,527	6.6	75	4.9	302	397

of which:
- Netherlands	6,403	417	242	6.5	58	3.8	(20)	43
- Overseas	24,702	1,628	1,285	7.0	79	5.2	322	354
Total	31,105	2,045	1,527	6.6	75	4.9	302	397

Available-for-sale debt securities and reserves

The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves net of tax, relating to securities issued by governments and other entities by country.

	2013					2012					2011
	Govern-				AFS	Govern-				AFS	Govern-				AFS
	ment	ABS	Other	Total	Reserve	ment	ABS	Other	Total	Reserve	ment	ABS	Other	Total	Reserve
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Netherlands	668	2,938	67	3,673	(113)	714	6,039	172	6,925	(602)	746	6,764	170	7,680	(399)
Spain	52	4,944	—	4,996	(573)	45	5,871	—	5,916	(1,491)	39	7,623	—	7,662	(1,858)
Germany	400	—	50	450	(2)	1,812	300	54	2,166	(3)	4,739	791	131	5,661	(13)
United
States	1,711	57	—	1,768	(25)	1,872	59	9	1,940	(44)	2,485	162	41	2,688	63
France	431	137	—	568	(42)	529	635	9	1,173	(60)	1,967	623	9	2,599	(104)
Italy	514	—	—	514	(60)	501	149	—	650	(116)	842	190	—	1,032	(292)
Belgium	531	—	—	531	(41)	1,006	—	—	1,006	(54)	879	—	—	879	(139)
India	487	—	198	685	(5)	—	—	—	—	—	699	—	109	808	(4)
Austria	340	182	31	553	(30)	367	184	110	661	(39)	329	178	156	663	(71)
Denmark	—	—	—	—	—	—	—	—	—	—	504	—	—	504	—
China	187	—	—	187	—	214	—	27	241	—	471	—	—	471	1
Hong Kong	—	—	—	—	—	—	—	—	—	—	467	—	—	467	—
Greece	—	—	—	—	—	—	—	—	—	—	373	—	—	373	—
Sweden	—	—	—	—	—	35	—	4	39	—	34	289	—	323	(2)
Ireland	168	56	—	224	(10)	156	209	—	365	(35)	122	176	—	298	(95)
United
Kingdom	—	243	—	243	(2)	—	250	11	261	(5)	—	250	8	258	(27)
Romania	—	—	—	—	—	—	—	—	—	—	207	—	—	207	—
Malaysia	—	—	—	—	—	—	—	—	—	—	194	—	—	194	—
Portugal	—	86	—	86	(7)	88	81	—	169	(41)	68	109	—	177	(116)
Other	86	1	43	130	26	90	—	10	100	(2)	911	207	331	1,449	(9)
Total	5,575	8,644	389	14,608	(884)	7,429	13,777	406	21,612	(2,492)	16,076	17,362	955	34,393	(3,065)

RBS Holdings N.V.                                                                                                                                                                                                             56

Business review Risk and balance sheet management

Country risk
58	Definition
58	External environment
58	Outlook
58	Sources of risk
58	Governance
59	Risk management
59	Risk measurement
59	Risk mitigation
60	Basis of reporting
60	Definitions
61	Country exposure

RBS Holdings N.V.                                                                                                                                                                                                             57

Business review Risk and balance sheet management

Country risk

Definition

Country risk is the risk of losses occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all or many individual exposures to a country, country event risk is a concentration risk.

External environment*

Macroeconomic conditions stabilised in 2013 with signs of improvement in most mature economies. The US showed the strongest improvement, with private investment picking up, the housing sector continuing to strengthen, and unemployment falling. This led the Federal Reserve to announce in May plans to begin normalising monetary policy. In December it announced it would start reducing quantitative easing. This resulted in some volatility in higher-yield asset markets, particularly emerging markets, where those with the largest external financing needs saw capital outflows, currency depreciation and stock market losses.

In the second half of the year, investor concerns were heightened by the risk that the US federal debt ceiling increase would not be passed on time and that the government might delay debt payments. Short-term political solutions to these issues were found, though with further progress needed in 2014.

The eurozone region as a whole remained in recession throughout the year, but signs of recovery were evident by the second half. Germany led, but the periphery also showed notable signs of stabilisation, with Ireland, Spain, and Portugal all growing in quarter-on-quarter terms in the last quarter of 2013. Eurozone monetary policy support underpinned investor confidence, while progress was made in developing a banking union that should reduce the risk of a repeat of the crisis over the longer term. Nevertheless, France and Italy underperformed peers.

In Japan, an economic reform strategy combined with large monetary stimulus contributed to currency depreciation, a reduction in deflationary expectations and strong growth in the first half. However, momentum slowed in the second half.

Many emerging market economies entered 2013 with high growth rates. While most were in substantially better shape than in previous crises, some had built up significant imbalances during years of strong capital inflows. As economic conditions in mature markets, particularly the US, improved in the course of the year, markets began to anticipate that monetary policies would normalise.

This led to a sharp round of capital outflows, particularly from equity markets, in the second quarter of 2013. Currency depreciations in a number of large emerging economies followed, especially in those with significant current account deficits. Among the better-rated economies, India, Brazil, Indonesia, South Africa and Turkey, were particularly affected. To stem the outflow of foreign capital and limit the impact on domestic asset markets, some countries, including India, started tightening monetary policy and accelerated financial sector reforms. Some countries with sizeable accumulated reserve assets, including China and Russia, were able to use their reserves to ease the pressure on their currencies.

Outlook

Further strengthening of economic growth in advanced economies is likely in 2014, but uncertainty over the impact of “tapering” is likely to contribute to further volatility in asset prices across most regions. The US is expected to perform quite strongly, with the eurozone also likely to continue its uneven recovery, although in both cases key areas of the economy will remain fragile. A more challenging year for emerging economies is expected as net capital inflows decline, resulting in more pronounced market volatility and differentiation. Further policy tightening is likely and growth rates are set to slow, especially in the weakest markets.

Sources of risk

Country risk has the potential to affect all parts of RBSH Group’s portfolio that are directly or indirectly linked to the country in question.

It arises from possible economic or political events in each country to which RBSH Group has exposure, and from unfavourable conditions affecting daily operations in a country.

Country events may include a sovereign default, political conflict, banking crisis or deep and prolonged recession leading to possible counterparty defaults. Transfer or convertibility restrictions imposed by a country’s government to stem the loss of foreign currency reserves may temporarily prevent counterparties from meeting their payment obligations. Major currency depreciation may also affect a customer’s income or debt burden, leading to default.

Unfavourable operating conditions may include the risk that a weak or creditor-unfriendly legal system within a country makes it difficult for RBSH Group to recover its claims in the event of customer default. An unreliable or unstable political system may lead to sudden compliance or reputational issues for RBSH Group, or even expropriation without proper compensation.

Governance*

All country exposures in RBSH Group are covered by RBS Group’s country risk framework and a further set of specific RBSH Group country limits.

RBS Group’s country risk framework is set by the RBS Group Executive Risk Forum (ERF). This body delegates authority to the RBS Group Country Risk Committee (GCRC) to decide on country risk matters, including risk appetite, risk management strategy and framework, risk exposure and policy, as well as sovereign ratings, sovereign loss-given-default rates and country Watchlist colours. The GCRC, which is chaired by the Head of Global Country Risk (GCoR) and includes representatives of divisions with country risk exposures, can escalate issues when necessary to the ERF.

For further information on governance, refer to the Risk governance section on page 26.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             58

Business review Risk and balance sheet management

Country risk continued

Risk management*

Risk appetite setting

RBS Group country risk appetite was re-set for all countries based on the enhanced country risk appetite framework, introduced in late 2012. This framework has “top-down” and “bottom-up” components.

The “top-down” component is guided by RBS Group’s global risk appetite; each country’s internal sovereign rating and its strategic importance to RBS Group; the composition of RBS Group’s portfolio, as defined by tenors and clients; the funding profile and an assessment of the potential for losses arising from possible key country risk events. This component provides a clear structure for the consideration of downside scenarios, the identification of countries that pose material concentration risks to RBS Group, as well as possible management actions.

“Bottom-up” analysis includes risk/return performance together with reputational and regulatory risk.

Countries Watchlisted Amber (refer to Risk monitoring below) are monitored closely. Appetite for countries Watchlisted Red is limited to short-term business in areas such as trade finance and derivatives, unless the country is deemed a strategic priority country.

The actual country limits and medium-term sub-limits, with allocations to each division, are set by the GCRC (or the ERF above certain benchmark levels). The divisions manage their exposures within their country limit allocations. Divisions may agree re-allocations between themselves, and may further assign sub-allocations to business units or product groups in the division.

RBS Group country limits are set for almost all countries. The UK (and related European special territories of Guernsey, Jersey, the Isle of Man and Gibraltar) is an exception, given its home country status. The US is the other exception because of the specific local risk management structure, the size of the local portfolio and corresponding role in RBS Group-wide risk management, together with the country's strong ratings.

Specific RBSH Group country limits (capped by the overall RBS Group limits) are set by the RBSH Group Risk and Control Committee, which reports to the RBSH Group Board. Significant migrations of exposure from RBSH Group to RBS plc on a country-by-country basis, which started in 2012, continued during 2013. The RBSH Group country limits leave only limited headroom for countries to which most of the RBSH exposure has migrated and that are on run-off, while allowing sufficient room for a small number of ‘active’ countries where exposure is still awaiting migration. Exposures to the Netherlands (the RBSH Group home country), the UK and the US are exempt from RBSH Group country limits.

Risk monitoring, reporting and control

GCoR monitors and reports on RBSH Group-level exposures to all countries, and follows up in the event of excesses.

A country risk Watchlist process identifies emerging issues and facilitates the development of mitigation strategies. Coverage of the country Watchlist process was extended in 2013 to include all countries to which the RBS Group has exposure.

Regular reports that summarise and discuss RBSH Group’s key country risks and trends as well as changes in sovereign ratings or Country Watchlist status are sent to senior RBSH management.

Detailed portfolio reviews are conducted to ensure that country portfolio compositions remain aligned with RBS Group’s country risk appetite in light of economic and political developments.

Risk measurement*

In this section, country exposure includes wholesale and retail on-balance sheet exposure (drawn amounts under lending facilities, mark-to-market derivatives positions and issuer-risk debt securities positions in the banking book and trading book) together with off-balance sheet exposure (contingent obligations and undrawn commitments).

The scope of this country exposure concept is broader than the scope of the credit risk assets concept used in the Credit risk section, as the latter does not include debt securities or securities financing transactions.

RBS Group also estimates its funding mismatches at risk of redenomination in vulnerable eurozone countries. These mismatches are estimated in terms of potential for additional loss rather than amounts owed and are thus determined starting from the balance sheet exposure as defined on page 60 and excluding relevant offsetting positions. The latter include exposures at low risk of redenomination, as identified through consideration of the relevant documentation, particularly the currency of exposure, governing law, court of jurisdiction, precise definition of the contract currency (for euro facilities), and location of payment. RBS Group also deducts offsets for provisions taken and liabilities that would be expected to re-denominate at the same time. Similar estimates are made for RBSH Group. It is noted that RBS Group has publicly stated it will support RBSH Group in case of need.

Risk mitigation*

Part of RBS Group’s exposure is mitigated by guarantors or insurers (including export credit agencies), credit default swap (CDS) protection providers, or cash or non-cash collateral (such as commercial real estate) in third countries, which will not be directly affected by a country event in the obligor’s country.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             59

Business review Risk and balance sheet management

Country risk continued

Basis of reporting

The tables in this section show RBSH Group’s exposure at 31 December 2013, 2012 and 2011. The numbers are reported by country of operation of the obligor, except exposures to governments and individuals which are shown by country of residence.

The country of operation is the country where the main operating assets of a legal entity are held, or where its main cash flows are generated, taking account of the entity’s dependency on subsidiaries' activities. Previously, exposures in this section were reported by country of incorporation. The new basis provides a better reflection of the country risks taken by RBSH Group and is more in line with internal risk management. Prior period information has been revised.

Countries shown are those which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 December 2013, where RBSH Group’s balance sheet exposure (as defined in this section) to counterparties operating (or individuals residing) in them exceeded €1 billion). Also included are selected eurozone countries.

The exposures are stated before taking into account risk mitigants such as guarantees, insurance or collateral (with the exception of reverse repos) which may have been put in place to reduce or eliminate exposure to country risk events. The tables do separately show RBSH Group’s CDS positions, as RBSH Group may be either a net buyer or a net seller of protection. The CDS positions for 2013 and 2012 are by country of operation, those for 2011 are by country of incorporation.

Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective.

Definitions

Lending - Comprises gross loans and advances, including cash balances and risk elements in lending

Debt securities - Comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest, are recognised in the income statement. Other changes in the fair value of AFS securities are reported in AFS reserves, which are presented gross of tax.

Derivatives (net) - Comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements in line with the corresponding regulatory capital models, but before the effect of collateral.

Securities financing transactions (SFT) (net) - Comprise the mtm value of the cash and securities that are due to RBSH Group at a future date under repurchase agreements, reverse repurchase agreements, stock borrowing, stock lending and equity financing transactions, after the effect of collateral intrinsic to the transaction and legally enforceable netting agreements. Counterparty netting is applied as per the corresponding regulatory capital approach. Additional collateral called to offset mtm positions (variation margin) is not included.

Balance sheet - Comprises lending, debt securities, derivatives (net) and SFT (net) exposures, as defined above.

Off-balance sheet - Comprises letters of credit, guarantees, other contingent obligations and legally committed undrawn facilities.

Total exposure - Comprises balance sheet and off-balance sheet exposure, as defined above.

Credit default swaps (CDSs) - Under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The column ‘fair value’ (or ‘mtm value’) represents the balance sheet carrying value of the resulting exposure. The mtm value of CDSs is included in derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par value of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column ‘CDS notional less fair value’ represents the net effect on exposure should the CDS contracts be triggered by a credit event, assuming a zero recovery rate on the reference exposure. This net effect would be the increase in exposure arising from sold positions netted against the decrease arising from bought positions. For a sold position, the change in exposure equals the notional less the fair value amount; this represents the amount RBSH Group would owe to its CDS counterparties if the reference entity defaulted. Positive recovery rates would tend to reduce the gross components (increases and decreases) of those numbers.

Exposures relating to credit derivative product companies and related hedges as well as Nth-to-default basket swaps have been excluded, as they cannot be meaningfully attributed to a particular reference entity or country.

Government - Comprises central, regional and local government.

Eurozone periphery - Ireland, Spain, Italy, Portugal, Greece and Cyprus.

Other eurozone - Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

The Netherlands, while being a eurozone country, has been excluded in these country risk tables as RBSH Group is based in the Netherlands.

RBS Holdings N.V.                                                                                                                                                                                                             60

Business review Risk and balance sheet management

Country risk
Country exposure
			Derivatives				CDS
			(gross of	Balance			(notional
		Debt	collateral)	sheet	Off-balance		less fair
	Lending	securities	and repos	exposures	sheet	Total	value)
2013	€m	€m	€m	€m	€m	€m	€m
Eurozone
Spain	13	4,996	—	5,009	61	5,070	(5)
Italy	166	514	711	1,391	5	1,396	(192)
Ireland	—	225	—	225	—	225	—
Portugal	—	85	41	126	—	126	—
Cyprus	43	—	—	43	—	43	—
Greece	2	—	—	2	14	16	—
Eurozone periphery	224	5,820	752	6,796	80	6,876	(197)

Belgium	168	531	142	841	14	855	(1)
France	1	568	—	569	269	838	(26)
Germany	83	450	10	543	204	747	(14)
Luxembourg	—	1	53	54	—	54	(4)
Other Eurozone	—	553	—	553	25	578	(2)
Total eurozone	476	7,923	957	9,356	592	9,948	(244)

Other countries
China	2,019	210	85	2,314	800	3,114	—
India	818	842	77	1,737	417	2,154	—

2012
Eurozone
Spain	55	5,916	—	5,971	99	6,070	(5)
Italy	154	715	724	1,593	72	1,665	(180)
Ireland	25	433	9	467	47	514	—
Portugal	—	169	135	304	37	341	—
Cyprus	52	—	—	52	—	52	—
Greece	—	—	5	5	15	20	—
Eurozone periphery	286	7,233	873	8,392	270	8,662	(185)

Belgium	299	1,006	180	1,485	88	1,573	(1)
France	119	1,173	175	1,467	551	2,018	(27)
Germany	169	2,166	154	2,489	521	3,010	(13)
Luxembourg	16	—	18	34	134	168	(2)
Other Eurozone	—	687	—	687	43	730	(2)
Total eurozone	889	12,265	1,400	14,554	1,607	16,161	(230)

Other countries
China	1,551	314	45	1,910	422	2,332	(11)
India	1,716	1,137	63	2,916	676	3,592	—

RBS Holdings N.V.                                                                                                                                                                                                             61

Business review Risk and balance sheet management

Country risk continued
Country exposure continued
			Derivatives				CDS
			(gross of	Balance			(notional
		Debt	collateral)	sheet	Off-balance		less fair
	Lending	securities	and repos	exposures	sheet	Total	value)
2011	€m	€m	€m	€m	€m	€m	€m
Eurozone
Spain	830	7,663	3	8,496	1,536	10,032	(39)
Italy	1,456	1,102	697	3,255	935	4,190	(115)
Ireland	106	368	50	524	325	849	192
Portugal	40	176	75	291	136	427	(4)
Cyprus	61	—	—	61	27	88	—
Greece	320	373	1	694	39	733	—
Eurozone periphery	2,813	9,682	826	13,321	2,998	16,319	34

Belgium	730	879	196	1,805	768	2,573	(12)
France	1,012	2,600	(898)	2,714	1,989	4,703	(252)
Germany	908	5,675	882	7,465	3,125	10,590	(140)
Luxembourg	337	(47)	751	1,041	250	1,291	(87)
Other Eurozone	199	722	1	922	342	1,264	(12)
Total eurozone	5,999	19,511	1,758	27,268	9,472	36,740	(469)

Other countries
China	2,714	—	104	2,818	1,528	4,346	—
India	4,057	—	231	4,288	869	5,157	—

Key points*

•         During 2013, the US dollar depreciated by 2.3% against sterling, whereas the euro appreciated by 2.2%, impacting exposures.

•         Balance sheet and off-balance sheet exposures to nearly all countries declined significantly over 2013, reflecting further exposure migrations to RBS plc. In addition, RBSH Group maintained a cautious stance and many clients reduced debt levels. The reductions were seen in all broad product categories and in all client groups.  Most of RBSH Group’s remaining country risk exposure is in International Banking (primarily trade facilities, other lending and off-balance sheet exposure to corporates and financial institutions); Group Treasury (largely cash balances at central banks and AFS debt securities including Spanish cedulas); and Markets (principally derivatives and securities financing transactions with financial institutions).

•         Total eurozone net bought protection in terms of CDS notional less fair value was €0.2 billion.

•         Eurozone periphery - balance sheet exposure decreased to €6.8 billion, a reduction of €1.6 billion or 19%, in all countries, despite the appreciation of the euro against sterling, as below:

°          Spain - Group Treasury’s holdings of covered bonds (cedulas) decreased by €0.9 billion due to sales in improved market              conditions.

°          Italy - AFS bonds exposure decreased by €0.2 billion.

°          Ireland - AFS bonds exposure decreased by €0.2 billion.

°          Portugal - derivatives and AFS debt securities exposure declined by €0.1 billion each.

•         China - lending and off-balance sheet exposure to financial institutions increased by €0.5 billion and €0.4 billion respectively.

•         Funding mismatches - the estimated funding mismatch at risk of redenomination at 31 December 2013 was €5.0 billion for Spain (largely related to AFS bond holdings in RBSH Group’s liquidity portfolio) and €0.5 billion for Italy. The net positions for Ireland, Portugal, Cyprus and Greece were all minimal. Overall, perceived risks of redenomination events in the eurozone declined considerably in 2013.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             62

Business review Risk and balance sheet management

Market risk
64	Sources of risk
64	Governance
64	Risk appetite and limit framework
66	Traded market risk
69	Market risk analyses
70	Non-traded interest rate risk
71	Structural foreign currency exposure

RBS Holdings N.V.                                                                                                                                                                                                             63

Business review Risk and balance sheet management

Market risk

Definition

Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market volatilities, that may lead to a reduction in earnings, economic value or both.

Sources of risk

RBSH Group is exposed to traded market risk through its trading activities and to non-traded market risk as a result of its banking activities. In many respects, it manages its traded and non-traded market risk exposures separately, as described in this section, largely in line with the regulatory definitions of the trading and non-trading books.

Traded market risk

The majority of RBSH Group’s traded market risk exposure arises in Markets and Non-Core.

The primary objective of RBSH Group’s trading activities is to provide a range of financing, risk management and investment services to its customers, including major corporations and financial institutions around the world. From a market risk perspective, RBSH Group’s trading activities are included within the following markets: currencies; emerging markets; rates; asset-backed products; and traded credit.

RBSH Group undertakes transactions in financial instruments including debt securities, loans, deposits and equities, as well as securities financing and derivative transactions.

Some of these transactions involve trading or clearing financial instruments on an exchange, including interest rate swaps, futures and options. Holders of exchange-traded instruments provide margin on a daily basis with cash or other security at the exchange.

Other transactions involve trading financial instruments over-the-counter rather than on an exchange. Transactions with standard terms are cleared through central counterparties, while complex transactions are cleared directly with the counterparty. These range from commoditised transactions in derivative markets to trades tailored to meet specific customer requirements. Such transactions also give rise to counterparty credit risk, which RBSH Group manages actively.

Non-traded market risk

The majority of RBSH Group’s non-traded market risk exposure arises from retail and commercial banking activities in all divisions from assets and liabilities that are not classified as held-for-trading.

RBSH Group’s management of non-traded market risk is largely organised in line with the following two key categories: non-traded interest rate risk (NTIRR) and non-traded foreign exchange risk. RBSH Group has no material exposure to non-traded equity risk.

Interest rate risk

NTIRR arises from the provision to customers of a range of banking products that have differing interest rate characteristics. Therefore, when aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches in these sensitivities can give rise to volatility in net interest income as interest rates rise and fall.

Foreign exchange risk

Non-traded foreign exchange risk exposures for RBSH Group arise from two main sources:

•         the capital deployed in foreign subsidiaries, branches and associates and related currency funding where it differs from sterling (these exposures are known as structural foreign exchange exposures); and

•         customer transactions and profits and losses in a currency that differs from the functional currency of the underlying balance sheet on which activity occurs.

Equity risk

RBSH Group has no material exposure to non-traded equity.

Governance

Business structure

The RBS Group Chief Risk Officer (CRO) delegates responsibility for day-to-day control of market risk to the traded and non-traded market risk functions. Responsibility for controlling market risk in divisions is delegated to divisional market risk functions, the heads of which are accountable to divisional CROs, who in turn are accountable to the Group CRO.

Organisation structure

Independent oversight and support is provided to the business by the RBS Group Market Risk teams. The head of each business assisted by the business risk management team is accountable for all market risks associated with its activities.

The RBS Group Global Market Risk Committee reviews and makes recommendations concerning the market risk profile across RBSH Group, including risk appetite, risk policy, models, methodology and market risk development issues. Attendees include respective divisional risk managers and RBS Group Market Risk.

Risk appetite and limit framework*

Market risk appetite is the level of market risk that RBSH Group accepts when pursuing its business objectives, taking into account both projected and stressed scenarios. RBSH Group has a comprehensive structure and controls in place aimed at ensuring that this appetite is not exceeded. RBSH Group’s risk appetite is aligned with that of RBS Group.

RBS Group’s qualitative market risk appetite is set out in policy statements. These define the governance, responsibilities, control framework and requirements for the identification, measurement, analysis, management and reporting of market risk arising from RBSH Group’s trading and non-trading activities.

RBS Group’s market risk limits that express its market risk appetite in quantitative terms for trading and non-trading activities are proposed by, respectively, the heads of traded and non-traded market risk. Once approved by the RBS Group Executive Risk Forum (ERF), these limits establish a set of comprehensive boundaries within which business activities are conducted and monitored. The heads of traded and non-traded market risk cascade the RBSG Group market risk limits down to the legal entities and divisions. The divisional market risk functions are responsible for cascading divisional and legal entity market risk limits to lower levels as appropriate.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             64

Business review Risk and balance sheet management

Market risk continued

Risk appetite and limit framework continued

RBSH Group’s limit framework comprises value-at-risk (VaR), stressed value-at-risk (SVaR), sensitivity and stress limits. The limit framework at divisional and lower levels also comprises additional metrics that are specific to the market risk exposures within its scope. These additional metrics aim to control various risk dimensions such as product type, exposure size, aged inventory, currency and tenor.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments.

Limit breaches require escalation by the head of the relevant divisional market risk function to the head of traded market risk or the head of non-traded market risk, as appropriate.

Valuation and independent price verification

Traders are responsible for marking-to-market their trading book positions daily, ensuring that assets and liabilities in the trading book are measured at their fair value. Any profits or losses on the revaluation of positions are recognised daily.

Business unit controllers are responsible for ensuring that independent price verification processes are in place covering all trading book positions held by their business. Independent price verification is the key control over front office marking of positions.

The validation of pricing models is discussed below.

Model validation

This sub-section discusses the independent model validation framework governing both pricing models and risk models (including Value-at-Risk).

RBSH Group uses a variety of models to manage and measure market risk, as described below. These models comprise pricing models (used for valuation of positions) and risk models (for risk measurement and capital calculation purposes). They are developed in both divisional units and RBS Group functions and are subject to independent review and sign-off.

RBS Group has a dedicated independent model review and challenge function, Group Risk Analytics (GRA), which performs reviews of RBSH Group relevant models in two instances: (i) for new models or amendments to existing models and (ii) as part of its ongoing programme to assess the performance of these models.

A new model is typically introduced when an existing model is no longer fit for purpose or a new product requires a new methodology or model to quantify the risk appropriately. Amendments are usually made when a weakness is identified during use of a model or following analysis either by the model developers in the divisions or by GRA.

GRA also reassesses the appropriateness of approved models following significant market or regulatory developments or portfolio changes. The mechanics of the review process are the same as those for new models.

Pricing models*

Pricing models are developed by a dedicated front office team, in conjunction with the trading desk. They are used for the valuation of positions for which prices are not directly observable and for the risk management of the portfolio.

Any pricing models that are used as the basis for valuing books and records are subject to approval and oversight by asset-level modelled product review committees.

These committees comprise representatives of the major stakeholders in the valuation process - trading, finance, market risk, model development and model review functions.

The review process comprises the following steps:

•         The committees prioritise models for GRA review, considering the materiality of the risk booked against the model and an assessment of the degree of model risk, that is the valuation uncertainty arising from the choice of modelling assumptions.

•         GRA quantifies the model risk by comparing front office model outputs with those of alternative models independently developed by GRA.

•         The sensitivities derived from the pricing models are validated.

•         The conclusions of the review are used by Market Risk to inform risk limits and by Finance to inform model reserves.

Risk models*

All new risk models are subject to GRA review and sign-off.

All model changes are approved through model governance at the divisional level. Changes to existing models that have an impact on VaR exceeding 5% at legal entity level or 15% at a major business level are also subject to GRA review and sign-off as are all model changes that require regulator approval before implementation.

The traded market risk team in Markets also performs regular VaR model testing, which is discussed in more detail under Risk Measurement - Value at Risk on page 66.

GRA’s independent review comprises some or all of the following steps, as appropriate:

•         Testing and challenging the logical and conceptual soundness of the methodology;

•         Testing the assumptions underlying the model, where feasible, against actual behaviour. In its validation report, GRA will opine on the reasonableness and stability of the assumptions and specify which assumptions, if any, should be routinely monitored in production;

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             65

Business review Risk and balance sheet management

Market risk continued

Risk models continued

•         Testing whether all key market risks have been sufficiently captured;

•         Re-applying the proposed approach to verify that the same outcome is achieved;

•         Comparing outputs with results from alternative methods;

•         Testing parameter selection and calibration;

•         Ensuring model outputs are sufficiently conservative in areas where there is significant model uncertainty;

•         Confirming the applicability of tests for accuracy and stability; recalculating and ensuring that results are robust; and

•         Ensuring appropriate sensitivity analysis has been performed and documented.

Based on the review and findings from GRA, an internal model governance committee with appropriate delegated authority considers whether a model can be approved for use and whether any conditions need to be imposed, including those relating to the remediation of material issues raised through the review process. Once approved through internal governance, the new or amended model is implemented. Meetings are held with the DNB as required to discuss the traded market risk, including changes in models, management, back-testing results and other model performance statistics.

GRA also reassesses the appropriateness of approved risk models annually.

Traded market risk

Risk management

The governance framework, risk management principles and appetite and limit framework applicable to RBSH Group’s management of market risk are covered by the discussion under the Governance section. More specific information on RBSH Group’s management of traded market risk is provided below.

Identification and assessment

Identification and assessment of traded market risk is achieved through gathering, analysing, monitoring and reporting market risk information by business line or at a consolidated level. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification of all material market risks.

This is complemented by the New Product Risk Assessment process, which requires market risk teams to assess and quantify market risk associated with all proposed new products.

Reporting and monitoring

RBSH Group’s traded market risk exposures are monitored against limits and analysed daily by market risk reporting and control functions. A daily report that summarises RBSH Group’s market risk exposures against the limits is sent to the RBSH Group Head of Market Risk.

Divisional market risk functions also prepare daily risk reports that detail exposures against a more granular set of limits and triggers.

Finally, a market risk update is included in the monthly risk management report sent to RBSH Group Risk and Control Committee (RCC).

Counterparty Exposure Management

Management of the over-the-counter derivative counterparty credit risk and funding risk is carried out by the Counterparty Exposure Management (CEM) desk in Markets. CEM actively manages risk exposures and concentrations on behalf of both Markets and Non-Core. The hedging transactions CEM enters into are booked in the trading book and therefore contribute to the Group’s market risk VaR exposure and capital.

Risk measurement

VaR

VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence level. For internal risk management purposes, RBS Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. RBS Group's VaR model is based on a historical simulation model, utilising data from the previous two years.

At RBSH Group level, a different VaR model is employed. It remains based on a historical simulation model and assumes a time horizon of one trading day and a confidence level of 99%. However, it uses 401 observations of historical market data exponentially weighted with a weighted average history of six months.

VaR limitations*

Historical simulation VaR and RBSH Group’s implementation have a number of known limitations, as summarised below, and RBSH Group’s VaR should be interpreted in light of these.

•         Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a forecast of portfolio losses based on events that occurred in the past. The RBSH Group model uses the previous 401 days of data; this period represents a balance between model responsiveness to recent shocks and risk factor data coverage.

•         The use of a 99% confidence level VaR statistic does not provide information about losses beyond this level, usually referred to as ‘tail’ risks. These risks are more appropriately assessed using measures such as Stressed VaR and stress testing.

•         The use of a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day. This may not fully reflect market risk at times of severe illiquidity in the market when a one-day period may be insufficient to liquidate or hedge positions fully. Thus, the regulatory VaR that is used for modelled market risk capital uses a ten-day time horizon.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             66

Business review Risk and balance sheet management

Market risk continued

VaR limitations continued

•         RBSH Group computes the VaR of trading positions at the close of business. Positions may change substantially during the course of the trading day and so intra-day price volatility and trading may not be captured by the model.

•         Risk factors relevant to a specific portfolio may be omitted, due to a lack of reliable data, or the use of proxy risk factors, for example. RBSH Group has developed the Risks not in VaR (RNIV) framework to address these issues.

•         RBSH Group’s approach is to supplement VaR with other metrics that addresses the above limitations to ensure appropriate coverage of all material risks.

VaR validation*

In addition to the independent VaR model reviews carried out by GRA, a dedicated model-testing team within RBS Group Market Risk works with the risk managers to:

•         Test the accuracy of the valuation methods used in the VaR model on appropriately chosen test portfolios and trades.

•         Apply in-house models to perform advanced internal back-testing to complement the regulatory back-testing.

•         Ensure that tests capture the effect of using external data proxies where these are used.

•         Identify risks not adequately captured in VaR, and ensure that such risks are addressed via the RNIV framework.

•         Identify any model weaknesses or scope limitations and their impact.

•         Identify and give early warning of any market or portfolio weakness that may become significant.

As well as being an important market risk measurement and control tool, the VaR model is also used to determine a significant component of the market risk capital requirement. Therefore, it is subject to not only ongoing internal review and validation but also regulator-prescribed back-testing.

VaR back-testing*

The main approach employed to assess the ongoing model performance is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level. There are two types of profit and loss (P&L) used in back-testing comparisons: Clean P&L and Hypothetical (Hypo) P&L.

The Clean P&L figure for a particular business day is the firm’s actual P&L for that day in respect of the trading activities within the scope of the firm’s regulatory VaR model, adjusted by stripping out:

•         Fees and commissions;

•         Brokerage; and

•         Additions to, and releases from, reserves that are not directly related to market risk.

The Hypo P&L reflects the firm’s Clean P&L excluding any intra-day activities.

A portfolio is said to produce a back-testing exception when the Clean or Hypo P&L exceeds the VaR level on a given day. Such an event may be caused by a large market movement or may highlight issues such as missing risk factors or inappropriate time series. Any such issues identified are analysed and addressed through taking appropriate remediation or development action. RBSH Group monitors both Clean and Hypo back-testing exceptions.

Regulatory back-testing is performed and reported on a daily basis. Divisional market risk teams also perform back-testing at the lower levels as part of the internal ongoing VaR model validation.

The VaR model is categorised as green, amber or red. A green model is consistent with a good working model and is achieved for models that have four or fewer back-testing exceptions in a 12 month period. For RBSH Group’s trading book, a green model status was maintained throughout 2013.

SVaR*

As with VaR, the SVaR technique produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

A simulation is run daily for 99% VaR on the current portfolio for each 260-day period from 1 January 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 401-day historical data set. For the purposes of both internal risk management and regulatory SVaR calculation, a time horizon of ten trading days is assumed with a confidence level of 99%.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             67

Business review Risk and balance sheet management

Market risk continued

Risks not in VaR (RNIV)*

The RNIV approach is used for market risks that fall within the scope of VaR and SVaR but that are insufficiently captured by the model methodology, for example due to a lack of suitable historical data. The RNIV framework has been developed to quantify these market risks and to ensure that RBSH Group holds adequate capital.

The need for an RNIV is typically identified in one of the following two circumstances: (i) as part of the New Product Risk Assessment process, when a risk manager assesses that the associated risk is not adequately captured by the VaR model; or (ii) as a result of a recommendation made by GRA or the model validation team when reviewing the VaR model.

The RNIVs provide a capital estimate of risks not captured in the VaR model and are regularly reported and discussed with senior management and the regulator. The methodology used in the RNIV calculation is internally reviewed by the model-testing team. Where appropriate, risk managers set sensitivity limits to control specific risk factors giving rise to the RNIV. RNIVs form an integral part of RBSH Group’s ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR. Since the introduction of the RNIV framework, RBSH Group has made significant progress in transitioning RNIVs into the VaR model.

RBSH Group adopts two approaches for the quantification of RNIVs:

•         A standalone VaR approach. Under this approach, two values are calculated: (i) the VaR RNIV; and (ii) the SVaR RNIV.

•         A stress-scenario approach. Under this approach an assessment of ten-day extreme, but plausible, market moves is used in combination with position sensitivities to give a stress-type loss number – the stressed RNIV value.

For each legal entity covered by RBS Group’s PRA VaR model waiver, RNIVs above a regulatory defined threshold are aggregated to obtain the following three measures: (i) Total VaR RNIV; (ii) Total SVaR RNIV; and (iii) Total stressed RNIV. A similar process is followed for the market risk in RBSH Group. In each case, no allowance is made for potential diversification in respect of material RNIVs.

Stress testing*

RBSH Group undertakes daily market risk stress testing to identify vulnerabilities and potential losses in excess of or not captured in VaR. The calculated stresses measure the impact of changes in risk factors on the fair values of the RBSH Group’s trading and available-for-sale portfolios.

RBSH Group conducts scenario-based sensitivity analysis and historical, macroeconomic and bottom-up stress testing.

Scenario-based sensitivity analysis measures the sensitivity of the current portfolio to defined movements in market risk factors. These risk factor movements and the resulting valuation changes are typically smaller than those considered in other stress tests.

Historical stress testing is a measure that is used for internal management. Using a similar technical framework to VaR, the current portfolio is stressed using historical data since 1 January 2005. The methodology simulates the impact of the worst loss that would be incurred by historical risk factor movements over the period, assuming a holding period specific to the risk factors and the businesses. At present, a holding period of 60 business days is applied for credit risk factors (including in the case of ABS) and for the AFS portfolios that are held by Markets Treasury and generally a period of ten business days for other risk factors. RBS Group reviews the holding periods annually and is considering introducing greater distinction between the liquidity assumptions associated with each risk factor.

The main strength of this methodology is that it is founded on objective data and the potential loss is directly informed by real-life examples. As with all historically based methodologies, an obvious limitation is that the approach it is not forward-looking. However, this weakness is materially addressed by the other stress testing approaches that constitute the RBS stress testing framework.

Historical stress tests form part of the RBSH Group market risk limit framework and stress test exposures are discussed with senior management and relevant information is reported to the RBSH Group Risk and Control Committee (RCC), the RBS Group Board and the RBSH Group Managing Board. Breaches in RBSH Group’s market risk stress testing limits are monitored and reported.

Bottom-up stress testing begins with the analysis of a portfolio and expresses the key vulnerabilities of the portfolio in terms of plausible, so-called vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, forward-looking, macroeconomic or hypothetical. Bottom-up stress testing is used for internal management information and is not subject to limits. However, relevant scenarios are reported to senior management.

Regulatory treatment*

The market risks subject to capital requirements under Pillar 1 are primarily interest rate, credit spread and equity risks in the trading book. Interest rate and equity risks are split between general and specific risks. General risks represent market risks due to a move in a market as a whole, such as a main index or yield curve, while specific risks represent market risks arising from events particular to an underlying issuer.

Firms can choose from two broad methodologies to calculate their market risk capital charge: (i) the standard rules, whereby regulator-prescribed rules must be applied, and (ii) the internal model approach, where, subject to regulatory approval, a model such as VaR is used to calculate the capital charge.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             68

Business review Risk and balance sheet management

Market risk continued

Regulatory treatment continued

The VaR model has been approved by the DNB to calculate regulatory capital for the trading book via a scaling approach of ten days. RBSH Group’s SVaR model has also been approved by the DNB for use in the capital requirement calculation.

The regulatory VaR and SVaR differ from internal VaR and SVaR as they cover only regulator approved products, locations and legal entities. VaR and SVaR capture general and specific risks but not risks arising from the impact of defaults and rating changes associated with traded credit products and their derivatives. For these risks, two product-dependent approaches are used:

•         Incremental risk charge* - The Incremental Risk Charge (IRC) model captures risks arising from defaults and rating changes for the more liquid traded credit instruments and their derivatives held in the trading book. It is calculated over a one year horizon to a 99.9% confidence level, and therefore represents a 1-in-1,000 loss over the following year.

•         All price risk* - The All Price Risk (APR) model covers the generally lower-liquidity correlation trades and their liquid hedges (such as first-to-default basket trades). During 2013 there was no APR charge for RBSH Group.

Market risk analyses
Trading VaR
The table below analyses VaR for RBSH Group’s trading portfolios segregated by type of market risk exposure.

	2013				2012				2011
Trading VaR summary	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Interest rate	1.7	1.1	3.4	0.7	3.0	2.0	7.4	1.8	4.5	4.0	9.6	3.0
Credit spread	0.2	0.1	0.9	—	1.4	0.8	3.9	0.8	2.4	1.7	4.3	1.1
Currency	1.1	0.8	2.6	0.4	1.7	1.3	11.3	0.6	3.1	1.4	15.3	1.1
Equity	0.3	0.1	1.1	0.1	2.1	0.7	9.7	0.5	6.5	2.5	15.8	1.8
Commodity	0.2	—	1.5	—	0.9	0.6	3.1	0.4	0.8	1.1	6.7	—
Diversification (1)		(0.5)				(2.8)				6.2
Total	2.0	1.6	3.4	0.9	4.4	2.6	11.3	2.1	8.5	4.5	18.3	4.0

Note:

(1)    RBSH Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key point

•         The average total VaR utilisation fell in 2013 compared with 2012 and 2011, largely as a result of a reduction in trading book exposure due to transfers of businesses to RBS Group.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             69

Business review Risk and balance sheet management

Market risk continued

Non-traded market risk*

Risk management

RBSH Group manages non-traded market risk separately for non-traded interest rate risk and non-traded foreign exchange risk.

Interest rate risk

RBSH Group policy is to manage interest rate sensitivity in banking book portfolios within defined risk limits. Interest rate risk is transferred from the banking divisions to RBSH Group Treasury. Aggregate positions are then hedged externally using cash and derivative instruments, primarily interest rate swaps, to manage exposures within RBSH Group Asset and Liability Management Committee (ALCO) approved limits. RBSH Group is required to manage non-traded interest rate risk (NTIRR) through transactions with RBS plc to the greatest extent possible. Residual risk positions are routinely reported to ALCO, the Managing and Supervisory Boards and the RCC.

Key measures used to evaluate NTIRR are subjected to approval granted by the ALCO. Limits on NTIRR are set according to the Non-Trading Interest Rate and Foreign Currency Risk Policy Statement and are subject to RBSH Group ALCO approval.

NTIRR is measured using a version of the same VaR methodology that is used by RBS Group. VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

NTIRR one-day VaR at 99% confidence level for RBSH Group's retail and commercial banking activities was as follows. The figures exclude the banking books of Short Term Markets and Finance (STMF) which are managed by the traded market risk function.

•         RBSH Group's exposure to interest rate risk continued to fall in 2013 as a result of further business transfers to RBS plc. However, given changes to modelled assumptions around reserves, reported VaR increased from €5.2 million at the end of 2012 to €10.1 million at the end of 2013, reflecting exposure to falling short-term rates.

	Average	Period end	Maximum	Minimum
	€m	€m	€m	€m
2013	5.4	10.1	10.6	2.0
2012	6.0	5.2	9.6	4.4
2011	10.0	8.3	15.2	7.4

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             70

Business review Risk and balance sheet management

Market risk continued

Structural foreign currency exposures

RBSH Group does not maintain material non-trading open currency positions, other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below sets out RBSH Group structural foreign currency exposures.

	Net		Structural
	investments	Net	foreign
	in foreign	investment	currency
	operations (1)	hedges	exposures
2013	€m	€m	€m
US dollar	1,176	(533)	643
Sterling	(15)	15	—
Other non-euro	1,768	(1,660)	108
	2,929	(2,178)	751

2012
US dollar	1,259	(960)	299
Sterling	(397)	75	(322)
Other non-euro	2,558	(2,034)	524
	3,420	(2,919)	501

2011
US dollar	1,334	(1,129)	205
Sterling	721	(715)	6
Other non-euro	3,749	(2,310)	1,439
	5,804	(4,154)	1,650

Note:

(1)       Includes minority participations.

Key points

•         RBSH Group's structural foreign currency exposure at 31 December 2013 was €0.8 billion, an increase of €0.3 billion on 2012. Net investments in foreign operations decreased by €0.5 billion, primarily as a result of the disposals of overseas business units. This was partly offset by capital injections into businesses whose functional currency is Sterling.

•         Changes in foreign currency exchange rates will affect equity in proportion to structural foreign currency exposure. A 10% movement in foreign currencies against the euro would result in a gain/(loss) of €75 million (2012 - €45 million strengthening, €55 million weakening; 2011- €162 million strengthening, €165 million weakening) in equity.

RBS Holdings N.V.                                                                                                                                                                                                             71

Business review Risk and balance sheet management

Other risks
73	Conduct risk
73	Operational risk
75	Regulatory risk
76	Reputational risk
77	Business risk
77	Strategic risk

RBS Holdings N.V.                                                                                                                                                                                                             72

Business review Risk and balance sheet management

Other risks*

Conduct risk

Definition

Conduct risk is the risk that the behaviour of RBSH Group and its staff towards its customers, or in the markets in which it operates, leads to reputational damage or financial loss or both. The damage or loss could be as a result of breaches of regulatory rules or laws, or of failing to meet customers’ or regulators’ expectations of RBSH Group.

Sources of risk

Activities through which conduct risk may arise include: product design, marketing and sales; complaint handling; staff training and competence; and handling of confidential and non-public price sensitive information.

Governance structure

Effective conduct risk management is a commercial imperative for RBS Group: customers, clients and counterparties demand it as a precursor to building trust. It also reflects the developing regulatory environment in the UK, with the establishment of the Financial Conduct Authority, and the increasing focus of overseas regulators on conduct risk.

RBS Group’s compliance functions are responsible for the appropriate management of conduct risk, including Anti-Money Laundering (AML); Sanctions and Terrorist Financing (STF); and Anti-Bribery and Corruption (ABC). In doing so, they design, implement and maintain a management framework, the objective of which is the consistent identification, assessment, monitoring, and reporting of conduct risk.

A conduct risk governance structure, within which all divisions are represented by senior business leaders, provides clarity on roles, responsibilities and accountabilities for conduct risk. Key elements of the governance structure are set out below.

The Conduct Risk Committee: Operating under delegated authority from the Executive Risk Forum (ERF), it has responsibility for the governance, leadership and strategic oversight of the RBS Group-wide conduct agenda. It can escalate significant issues to the ERF and the Board Risk Committee.

The Compliance Management Team: a sub-committee of the Conduct Risk Committee, it has the authority to act on conduct risk matters such as: risk appetite; risk management strategy and framework; and risk profile and policy.

The RBS Group Board receives updates on conduct risk via monthly risk reports.

Risk management and measurement

RBS Group has established a defined and measurable appetite for conduct risk to ensure commercial decisions take into account any conduct risk implications.

Placing conduct risk at the centre of the RBS Group’s philosophy promotes a customer-oriented culture that informs and challenges business strategy, delivers fair outcomes, and promotes behaviours consistent with regulatory and legal standards across its retail and wholesale markets.

Throughout 2013, the foundations of RBS Group’s conduct risk framework continued to be delivered. Key milestones included:

•         The completion of the phased roll-out of RBS Group’s conduct risk policies, using policy chapters to explain Group-wide conduct responsibilities;

•         The development and delivery of awareness initiatives and targeted conduct risk training for each policy to assist businesses and executives in embedding the understanding of conduct risk, and to provide the necessary clarity for staff on their conduct risk requirements;

•         Completion of RBS Group-wide gap analysis and benchmarking exercise with respect to each of the conduct risk policy chapters, recording identified issues and developing and implementing remediation plans;

•         Establishing a central assurance function RBS Group Conduct and Regulatory Affairs, covering all elements of RBS Group’s conduct risk policies, including AML, STF and ABC; and

•         Establishing effective leadership and a supporting governance framework, with the participation of all divisions, to oversee RBS Group’s conduct agenda.

In 2013, RBS Group continued to focus on strengthening the capabilities of its compliance functions, at both Group and divisional level through investment in training. To do so, it facilitated training on conduct risk, primarily through computer-based Group Policy Learning modules. Each module addresses the regulatory content of relevant RBS Group Policy Standards.

Risk mitigation

Assurance and monitoring activities are essential to ensure that RBSH Group can demonstrate compliance with existing rules and regulations, assess whether it is managing its conduct risks appropriately, and determine whether key controls are effective. In 2013, the RBS Group Conduct and Regulatory Affairs assurance function provided RBS Group-wide assurance over specific compliance topics, as well as thematic process reviews.

Operational risk

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events.

It arises from day-today operations and is relevant to every aspect of RBS Group’s business.

Sources of risk

Operational risk may arise from a failure to manage appropriately RBSH Group's operations, transactions and security. It may arise from other forms of human error, an inability to deliver change on time or adequately, or from the unavailability of technology services, the loss of customer data.  It could also result from a liability or a loss arising from a defective transaction.  A failure to take appropriate measures to protect assets or to take account of changes in law, are sources of risk.  Fraud and theft are important sources of operational risk, as is the impact of natural and man-made disasters.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             73

Business review Risk and balance sheet management

Other risks* continued

Operational risk  continued

Governance structure

RBS Group operates with an independent Operational Risk Second Line of Defence function comprising both a central team and teams based in each business.

The Operational Risk function is responsible for the design and maintenance of the operational risk framework. The Operational Risk Policy and associated standards are incorporated in the RBS Group Policy Framework and provide direction for the consistent identification, assessment, management, monitoring and reporting of operational risk.

The RBSH Group Risk and Control Committee acts on all operational risk matters. It is responsible for identifying and managing emerging operational risks, and for reviewing and monitoring operational risk profile strategies and frameworks across the Group, ensuring they are in line with risk appetite. It escalates and reports necessary items to the Managing Board.

Risk management

Risk appetite

RBSH Group’s operational risk appetite statement is agreed by the

RBSH Managing and Supervisory Board. It comprises a number of specific measures of risk.

To confirm that RBSH Group operates within the set risk appetite, the high-level statement is supplemented by specific tolerances for different types of operational risk.

Operational risk appetite measures and frameworks are reviewed regularly and approved by the Supervisory Board.

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

Although the operational risk tools encompass all stages of the risk cycle, they can be broadly categorised as follows:

Identification and assessment

Risk assessments are used to identify and assess material operational risks and key controls across all business areas. To provide a consistent categorisation of risks and controls across RBSH Group and to support identification of risk concentrations, all risks and controls are mapped to the RBSH Group-wide risk taxonomy and the control catalogue.

The process is designed to confirm that risks are effectively managed and prioritised in line with the stated risk appetite. Controls are tested frequently to verify and validate that they remain fit for purpose and operate effectively. Risk assessments are typically conducted in a workshop environment, bringing together subject matter experts and key stakeholders from across the divisions and key functions.

New product risk assessment

RBSH Group’s new product risk assessment process is used to ensure that risks for all new products (and material variations to existing products) are adequately identified and assessed before their launch. The assessment documentation and review includes the requirement to demonstrate that the product provides fair outcomes for customers.

Enhancements were made during 2013 to strengthen the process and reporting.

Risk measurement

Scenario analysis is used to assess the impact of extreme but plausible operational risks. It provides a forward-looking basis for managing risk exposures, with a structured and consistent approach to scenario scoping and measurement. In 2013, the portfolio of scenarios was further enhanced

Event and loss data management

Event and loss data management covers a set of standard requirements for the management of operational risk events and loss data. It also provides for clear and consistent communication of operational risk events that meet defined threshold criteria to the RBSH Group’s senior management. The RBSH Group has continued to focus on the timely and accurate capture of operational risk losses; the use of a single Group-wide repository; and the escalation of material operational risk events.

Monitoring and reporting

Monitoring and reporting form an integral part of all of the RBSH Group’s operational risk management processes, which are designed to ensure that risks and issues are identified, escalated and managed on a timely basis. Exposures for each division are communicated through monthly risk and control reports, which provide detail on the risk exposures and action plans. In 2013 the linkages between different components of the operational risk framework were improved. This has allowed better aggregation, using both qualitative and quantitative inputs from all framework elements to underpin improvements in reporting to senior committees.

Risk mitigation

RBSH Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements, providing protection against financial loss once a risk has crystallised.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             74

Business review Risk and balance sheet management

Other risks* continued

Regulatory risk

Definition

Regulatory risk is the risk of material loss or liability, legal or regulatory sanctions, or reputational damage, resulting from the failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, in any location in which RBSH Group operates.

Sources of risk

The sources of regulatory risk arise from RBSH Group’s regulatory, business or operating environment and from how the Group responds to them.

Governance structure

RBS Group’s Regulatory Affairs team (“Regulatory Affairs”) maintains well-established policies and supporting processes to ensure timely identification of, and effective responses to, changes in official requirements affecting the Group. The function also maintains a structured and open engagement with the Group’s regulators. Regulatory Affairs underpin a range of other policies and processes that address on-going compliance with regulatory obligations (refer to the section on Conduct Risk for further information).

RBS Group Board and Executive Committee oversight of changes to regulatory requirements is supported by a Prudential Regulatory Developments Executive Steering Group (ESG), which was formed in early 2010 to provide focus on a range of key regulatory developments and the Group’s responses.

The ESG is augmented by more specialised groups which cover prudential, wholesale market and retail conduct issues. These bodies identify and manage regulatory developments, by cascading information and coordinating activity.  Their activity includes: prioritisation, allocation of responsibility, short-term tactical mitigants, longer-term strategic responses, sharing best practice, discussion of policy views, and escalation of the need for implementation projects.

A divisional Heads of Regulatory Developments Committee supports the maintenance and continuous development of the relevant policy, known as the Political, Legislative and Regulatory Environment Policy Standard, and supporting documents, together with associated processes, tools and governance. It also oversees the Group’s regulatory developments operating framework to ensure it meets the needs of all divisions and functions, as well as the maintenance of the policy known as the RBS Group Relationships with Regulators Policy Standard.

Similarly, the Regulatory Relations Forum, chaired by Regulatory Affairs, has global coverage with representatives from all divisions and regions. It facilitates the sharing of key regulatory engagements and trends across RBS Group’s operations.

In addition, Regulatory Affairs ensures appropriate governance and reporting of all material regulatory reviews and other regulatory developments worldwide to relevant RBS Group committees. These committees include the RBS Group Board, RBS Group Audit Committee, and the RBS Group Board Risk Committee.

*unaudited

Risk management and measurement

RBS Group believes that maintaining a strong regulatory risk framework is fundamental to ensuring sustainable growth, rebuilding its reputation and maintaining stakeholder confidence.

Regulatory Affairs’ two policies are supported by risk appetite statements and by relevant benchmarking activity against the Group's peer banks.

These are framed by RBS Group’s stated regulatory risk and compliance risk appetite, which says there is no appetite for material or widespread breaches of rules, expectations, regulations or laws, individually or in aggregate. It recognises, however, that genuine errors occur, and so RBS Group accepts limited, non material regulatory risk and subsequent loss.

This is reflected in the Political, Legislative and Regulatory Environment Policy Standard, which requires that all likely changes in official policy, legislation, regulation or other requirements must be identified, and assessed for potential impact, using an internal classification system.

The regulatory risk and compliance risk appetite is also reflected in the Group Relationships with Regulators Policy Standard, which states that all significant /material contacts with regulators must be identified and managed effectively and that all information provided to the regulators must be accurate, consistent and delivered within agreed timescales.

The level of regulatory risk remained high during 2013, as policymakers and regulators continued to strengthen regulation and supervision in response to the events of 2007/2008. This can be measured in high levels of interaction with supervisory authorities such as meetings, requests for information, visits and investigations, as well as in policy developments and proposals for new rules

Against the backdrop of intensified regulatory pressure, Regulatory Affairs has increased the size of its team, as well as improved and refined its operating model, tools, systems and processes.

A “Centres of Excellence” model was adopted in July 2013. This has brought together divisional and functional resources to manage issues more efficiently, using specialisms in existing teams and managing issues cross-divisionally.

Internal communications on regulatory issues were strengthened. This involved staff seminars and the publication of key information on internal websites, including the weekly Regulatory Affairs Flash Report, covering  key regulatory developments and supervisory interactions.

Quarterly reporting to RBS Group Audit Committee captures all material regulatory reviews and investigations as well as other regulatory developments worldwide. The reporting also tracks the status of, and trends in, key regulatory relationships.

Risk mitigation

The early identification and effective management of changes in legislation and regulation, as well as other requirements that may affect RBS Group, are critical to the successful mitigation of regulatory risk.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             75

Business review Risk and balance sheet management

Other risks* continued

Regulatory risk continued

All regulatory and compliance changes are managed so as to ensure timely compliance readiness. Those assessed as having a “High” or “Medium-High” impact are managed especially closely with the aim of mitigating the impact through, for instance, changes to strategy or business activities, or external engagement.

RBS Regulatory Affairs also communicates information on regulatory developments and follow-up engagement with client-facing businesses and functions, helping them identify and execute any required mitigating changes to strategy or business models.  The key regulatory policies are kept under annual review.

Reputational risk

Definition

Reputational risk is the risk of brand damage and/or financial loss owing to a failure to meet stakeholders’ expectations of RBSH Group’s conduct and performance. Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business in a number of ways. It can hamper efforts to build or sustain business relationships with customers, affect staff morale, and reduce access to funding sources.

Sources of risk

Reputational risk can arise across a range of actions taken (or, in some cases, not taken) by RBSH Group and individuals, as well as its wider conduct, policies and practices.

Governance structure

The RBS Group Board has the ultimate responsibility for managing the Group's reputation, although all parts of RBS Group have responsibility for any reputational impact arising from their operations, including relationships with customers. The RBS Group Board has set the Group’s Purpose, Vision and Values (PVV), which outline a desired reputation for RBS Group “to be trusted, respected and valued by our customers, shareholders and communities”.

Directors and senior executives are actively engaged in key strategic and transactional decisions that can have a reputational impact, for example

•         Key reputational issues associated with the Group’s strategic plans are discussed at Board level.

•         The RBS Group Board Risk Committee (BRC) oversees reputational issues and is directly engaged in strategic reputational management decisions (e.g. the customer redress policy following the Group’s IT incident).

•         The RBS Group Sustainability Committee (GSC) reviews reputational issues from a customer or sector perspective. It is responsible for reviewing the Group’s sustainability strategy, values and policies and aligning the Group’s approach to environmental, social and ethical (ESE) issues.

RBS Group Board’s oversight of reputational issues is supported by structures and committees to ensure that key reputational issues are discussed at appropriate levels across the Group:

•         Each division has reputational filters to provide the “first line of defence” for sensitive transactions or customers. Divisions have also established committees or forums to deliberate on customers, transactions or issues that may present a reputational risk for the division. For example, the remit of RBS Group’s International Banking Global Capital & Sighting Committee includes a requirement to assess key reputational sensitivities associated with client transactions against defined risk appetite.

•         The ESE risk management function provides guidance and sets policy to avoid reputational risk to the bank related to the Group’s business engagements and lending to customers in some sensitive industry sectors, such as mining. The function is supported by additional resource in the business divisions.

•         RBS Group Risk Committee (GRC) reviews reputational issues from an organisational perspective. Its remit covers material and/or enterprise-wide risk and control matters across the Group, including reputational risk, as well as a review of the overall risk culture, capability and commitment across the Group.

Risk management and measurement

The reputational risk management framework is aligned with RBS Group’s strategic objectives, its risk appetite its focus on serving customers well, its risk appetite and the Group’s PVV. It is designed to embed, at different points of decision-making processes, a series of reputational filters and controls that examine products, services and activities through the lens of sustainability, transparency and fairness.

RBS Group has put the focus on “serving customers well” at the heart of its strategic objectives that, combined with a safe and sound bank, will build a culture and reputation in line with the Group’s stakeholder expectations. By serving customers well, RBS Group aims to be trusted, respected and valued – a sustainable model of how banks serve society. Legacy issues remain to be worked through, but dealing with them in a transparent manner is a necessary part of the ability to move forward.

The RBS Group’s four corporate values (serving customers, working together, thinking long-term and doing the right thing) build on the advances made so far (e.g. strengthened governance and controls) to deliver the required cultural and behavioural change for the long term, with a set of supporting tangible measures. Key tools designed to embed the values include a revised code of conduct, a simple “yes-check” guide to decisions that need to be taken every day by employees and various training and accreditation programmes. Values will also be a core part of performance measures to endorse behaviours that benefit customers, manage risk and deliver long-term shareholder value.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             76

Business review Risk and balance sheet management

Other risks* continued

Reputational risk continued

The monthly risk report to the RBS Group Board contains a view of key risks, including a reputational risk impact assessment of each key risk. In addition, the divisions report on relevant barometers of reputational risk and actions to manage reputational events according to the source. The annual RBS Group Sustainability report also covers progress on RBS Group’s sustainability principles. Emerging reputational issues are identified and assessed by a dedicated cross-divisional reputational risk working group, and escalated through the appropriate governance channels where necessary.

Risk mitigation

Several RBS Group policies address key sources of reputational risk. These policies are implemented in accordance with the Group Policy Framework through divisional and functional policy standard owners. The effectiveness of these policies within each business unit is reported through the Control Environment Certification process semi-annually. Reputational aspects also form a core part of the RBS conduct risk framework, with a series of enhanced policies being developed in line with the Group’s conduct risk appetite.

Business risk

Definition

Business risk is the risk that RBSH Group suffers losses as a result of adverse variance in its revenues and/or costs relative to its business plan and strategy.

Sources of risk

Business risk exists at all levels of the organisation and is generated at the transaction level. It is affected by other risks RBSH Group faces, which could contribute to any adverse changes in RBSH Group's revenues or costs. They include funding risk, volatility in the cost of funding, non-traded interest rate risk, inflation risk, operational risk, strategic risk, regulatory risk, conduct risk and reputational risk.

Governance structure

The Managing Board has ultimate responsibility for the impact of any volatility in revenues and costs on RBSH Group’s performance.

Risk management, measurement and mitigation

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

Strategic risk

Definition

The risk that RBSH Group will make inappropriate strategic choices, or that there will be changes in the external environment to which RBSH Group fails to adapt its strategies.  Failure to mange strategic risk could have a wide-ranging impact on RBSH Group.

Sources of risk

Strategic risk arises from three principal sources:

•         Inadequate or inaccurate analysis of current and prospective operating conditions in RBSH Group’s markets including macroeconomic performance, customer and competitor behaviours and actions, regulatory developments and technological impacts;

•         Inadequate or inaccurate understanding of RBSH Group’s existing capabilities and positioning and ability to implement chosen strategies; and

•         Significant unanticipated changes in RBSH Group’s operating environment.

Governance structure

Responsibility for the management of the bank’s strategic risks resides ultimately with the Managing Board of RBSH Group.

Risk management, measurement and mitigation

Strategic progress is monitored through regular performance reviews and deviations from the expected values are analysed to determine drivers. Also sensitivity analysis of the strategic plan is undertaken to assess the robustness of the plan under stressed conditions represented by a variety of scenarios. In certain cases RBS Group may decide on alternatives strategies as a result of a perceived strategic risk.

Developments in 2014

In late 2013, RBS Group announced its intention to undertake a comprehensive business review. Over the remainder of 2013 and into the early months of 2014, it completed the review and developed a strategic plan, the objective of which is to position the Group as a UK-focused retail and corporate bank, that earns its customers’ trust by serving them better than any other bank. Key to achieving this is combining customer groups with similar needs into three new businesses and reducing significantly the Group’s costs and complexity. While RBS Group is confident that the plan is appropriate, it may have underestimated the risks arising from concentrating its activities in the UK or misunderstood the needs of its customers or the strength of its competitive position and this could impact RBSH Group.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                             77

Corporate governance

79	Introduction
79	Corporate Governance in the Netherlands
79	Corporate Governance in the United States
79	Approval of Annual Report
79	Boards and Committees
80	The report of the Supervisory Board
83	The report of the Managing Board
84	Risk & Control Committee
84	Asset & Liability Management Committee
84	Disclosure Committee
84	Code of conduct
85	Sustainability
85	Relations with shareholders
85	Employees
86	The Dutch Banking Code
89	Management’s report on internal control over financial reporting

RBS Holdings N.V.                                                                                                                                                                                                             78

Corporate governance

Introduction

RBSH Group continues to maintain high corporate governance standards. RBSH Group’s operations are guided by its code of conduct.

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

The Supervisory Board of RBSH has prepared its annual report which is published on pages 80 to 82 of this report. The report provides an overview of its activity during 2013.

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

The Dutch Banking Code (Code Banken)

The Code Banken came into force on 1 January 2010 and requires banks to either comply with the Code Banken or explain any deviation from it. The Code Banken is applicable to RBS N.V. as it has a banking licence issued under the Dutch Financial Supervision Act. A further explanation on compliance with the Code Banken is provided on page 87 of this report.

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

Capital Requirement Directive IV (CRD IV)

On 1 January 2014, CRD IV came into force in the European Union. The Directive contains several Corporate Governance related requirements, which are expected to be implemented in Dutch law during 2014.

European Banking Authority (EBA) guidelines on internal governance

The EBA has issued guidelines relating to internal governance arrangements of credit institutions. These take into account weaknesses identified in the financial crisis and build upon the CEBS Guidelines.

The EBA guidelines are implemented by the local competent authorities, which is the Dutch Central Bank. RBSH Group adheres to the implemented guidelines.

DNB Principles on Sound Remuneration

The principles of sound compensation policies were implemented by the publication of the Regulation by the Dutch Central Bank on Sound Compensation Policies for Financial Institutions, which came into effect on 1 January 2011. RBSH Group adheres fully to these principles.

Further details of RBSG’s remuneration policy can be found in the RBS Group’s 2013 Annual Report & Accounts, available on www.rbs.com.

Corporate governance in the United States

As a SEC registered company, RBSH Group is subject to US securities laws, including the Sarbanes-Oxley Act, as well as certain corporate governance rules in connection with RBSH Group’s listing of NYSE Alternext debt.

To meet the requirements of the Sarbanes-Oxley Act, RBSH Group established a Disclosure Committee that formalised the roles, tasks and disciplines that were already in place for ensuring the accuracy and completeness of information disclosed to the market.

RBSH Group’s report on internal control over financial reporting under Section 404 of the US Sarbanes-Oxley Act is included herein.

Approval of Annual Report

The Managing Board approved the Annual Report at its meeting on 30 April 2014. The Supervisory Board approved the Annual Report at its meeting on 30 April 2014. RBSH Group has proposed to its Shareholders that it adopts the 2013 financial statements, as included in this Annual Report, and discharge the Managing Board and Supervisory Board in respect of their management and supervision respectively.

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

RBS Holdings N.V.                                                                                                                                                                                                             79

Corporate governance

The report of the Supervisory Board

Dear Reader,

It is with great pleasure that I present to you the 2013 report of the Supervisory Board. The report provides you with an overview of the tasks and the activities of the Board during 2013.

2013 was an important year for RBS Holdings during which the bank made excellent progress towards realising the transfers of businesses and assets to RBS plc. It was the year in which RBS Holdings completed the majority of its integration activities.

The Supervisory Board closely monitored this integration process in the past years and is pleased that this enormous operation was completed successfully and on schedule, clearing the road for the one-bank strategy of RBS plc.

The Supervisory Board has oversight of the execution of this strategy, working together with the Managing Board through its meetings and conference calls. The Supervisory Board challenged the Managing Board on client focus, the timing and speed at which transfers were taking place and the potential impact on the bank’s international network. The corporate strategy was regularly discussed at Supervisory Board meetings.

Succession planning for the Managing Board and senior management was another important subject addressed by the Supervisory Board through the execution of the integration activities.

The tasks of the Supervisory Board

The main task of the Supervisory Board is to supervise the Managing Board, as well as the general affairs of RBS Holdings and the enterprises connected to it. Furthermore, it assists and advises management and supervises the corporate governance structure of RBS Holdings.

In performing their duties, the members of the Supervisory Board are guided by the interests of RBSH Group and the businesses connected to it and shall take into account the relevant interests of RBSH Group's stakeholders. Certain powers vest in the Supervisory Board, including the approval of certain resolutions by the Managing Board. A complete overview of the powers vested with the Supervisory Board can be found in the Rules governing the Supervisory Board’s Principles and best Practices, which are published on the RBSH Group’s website at www.rbs.nl. These rules are also applicable to the Supervisory Board of RBS N.V. and include provisions on Risk & Audit items that were previously discussed in the separate Risk & Audit Committee of the Supervisory Board

Members of the Supervisory Board

The Supervisory Board is an independent corporate body. Members of the Supervisory Board are appointed at the General Meeting of Shareholders. For each vacant seat the Supervisory Board nominates one or more candidates. Under the Dutch Corporate Governance Code, which is mandatory for listed companies and which the RBSH Group adheres to where possible, all members of the Supervisory Board must be independent with the exception of not more than one person. RBSH Group is not compliant with that standard. RBSH Group has three Supervisory Board members who can not be considered as independent within the scope of the Dutch Corporate Governance Code.  Also, the Chairman and Vice-Chairman of the Supervisory Board are appointed by the Supervisory Board from among its members.

On 1 October 2013, Mr Bruce Van Saun stepped down as the Chairman of the Supervisory Board. On that same date, Mr Ron Teerlink retired as Vice-Chairman of the Supervisory Board. Mr Nathan Bostock, the RBS Group Chief Financial Officer, was appointed as the replacement for Mr Van Saun. Furthermore, Mr John Cummins, currently the RBS Group Treasurer, was appointed to the Supervisory Board as the replacement for Mr Teerlink.

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

In case of a (potential) conflict of interest of material significance between a member of the Supervisory Board and RBS Holdings, the Chairman of the Supervisory Board shall be notified. If the Chairman of the Supervisory Board has a (potential) conflict of interest of material significance, the Vice-Chairman is notified. The Supervisory Board member concerned will not take part in the assessment by the Supervisory Board where a conflict of interest exists. During 2013, no conflicts of interest have arisen.

Details of the remuneration of the Supervisory Board’s can be found on page 157.

RBS Holdings N.V.                                                                                                                                                                                                             80

Corporate governance

Activities of the Supervisory Board

As of the 4th quarter of 2013, the operations of the Risk & Audit Committee, a separate sub committee to the Supervisory Board, were integrated into the operations of the Supervisory Board. As a result, going forward the Supervisory Board does not have a separate sub-committee. The members of the Supervisory Board collectively have sufficient accounting and financial management expertise to understand RBSH Group’s business, financial statements and risk profile.

Also, the Supervisory Board works alongside RBS Group Remuneration Committee to ensure the implementation of a restrained and long-term remuneration policy which is aligned with the organisation's strategy and risk appetite, whilst also catering for an evermore globalizing industry. The Supervisory Board extensively discussed remuneration at a number of its meetings, highlighting the focus that this topic continues to receive in the organisation.

The Supervisory Board met on five occasions during 2013, either via a meeting in person or via telephone / video conference. On a few occasions the members were also asked to give their approval on a few matters via email procedure.

The assessment of the functioning of the Managing Board members and Supervisory Board, their members and the committee of the Supervisory Board has taken place in the fourth quarter of 2013.

The Chairman of the Supervisory Board and the Company Secretary prepared the agenda for the meetings of the Supervisory Board in close co-operation with the Chairman of the Managing Board.

The Supervisory Board reviewed and adopted the full year 2012 results at its meeting on 27 March 2013 and reviewed and adopted the half-year financial report 2013 on 28 August 2013. The Board reviewed in these meetings regulatory, control and audit issues, including Sarbanes-Oxley Act 404 compliance.

Throughout 2013, the Supervisory Board received regular updates on the proposed transfers of assets and liabilities to RBS plc. The financial performance of RBSH Group was extensively discussed during a number of Supervisory Board meetings, which were attended by a number of Managing Board members who gave an explanation of the results. Also, relevant members discussed findings of internal and external auditors.

On four occasions in 2013, the meeting of the Supervisory Board was preceded by a meeting of the Risk & Audit Committee, which advised the Supervisory Board, amongst others, on the adoption of the financial results. Comprehensive information provided by the Managing Board and reviewed by the Risk & Audit Committee gave the Supervisory Board a clear picture of RBSH Group’s risks, results, capital and liquidity position. The Risk & Audit committee continued to report their deliberations and findings to the Supervisory Board for further discussion and, where appropriate, decision. As of the fourth quarter 2013, the operations of the Risk & Audit committee were integrated into the Supervisory Board with the Risk & Audit Committee being discontinued as a separate committee.

The strategy of RBSH Group was determined in conjunction with the divisional strategy of RBS Group and was adopted by the Supervisory Board during its meeting on 9 April 2010 and further updated in their meeting of 8 April 2011. Regular updates were provided during 2013.

The Shareholder reappointed Deloitte Accountants B.V. as the external auditors of RBS Holdings N.V. for the statutory reporting of the 2013 financial year. Deloitte LLP was appointed as the auditor for the 2013 20-F filing. All members of the Supervisory Board have complied with the requirement to attend meetings on a frequent basis.

Composition of the Supervisory Board

The members of the Supervisory Board as at 30 April 2014 are as follows:

		Date of first appointment	Date for re-election
Nathan Bostock (Chairman)	(53, British, male)	1 October 2013	1 October 2017
Christopher Campbell (Vice-Chairman)	(55, British, male)	23 June 2011	23 June 2015
Henk Rottinghuis	(58, Dutch, male)	1 September 2010	1 September 2014
John Cummins	(52, British, male)	1 October 2013	1 October 2017
Sietze Hepkema	(60, Dutch, male)	1 September 2010	1 September 2014

Mr Bostock has confirmed his resignation from the RBS Group although his leaving date is still to be agreed.

Mr Hepkema and Mr Rottinghuis will resign from the Supervisory Board with effect from 1 May 2014.

Furthermore, the Supervisory Board has determined that Nathan Bostock possesses the necessary relevant expertise in financial administration and accounting for listed companies and other large companies and therefore qualifies as a financial expert within the meaning of the Dutch Corporate Governance Code. It has also been determined that Nathan Bostock qualifies as an audit committee financial expert in accordance with Section 407 of the Sarbanes-Oxley Act.

RBS Holdings N.V.                                                                                                                                                                                                             81

Corporate governance

Nathan Bostock - Chairman of the Supervisory Board

Mr Bostock re-joined RBS in June 2009 from Santander UK plc, where he was Chief Financial Officer and a main board director. Prior to this he held a number of senior positions heading both functional and business units including Financial Markets, Insurance and Products & Marketing.

His previous spell with RBS spanned a decade between 1992 and 2001, during which time he held a number of senior roles including Chief Operating Officer for Treasury & Capital Markets, and Group Risk Director. He spent his early career as a Chartered Accountant with Coopers & Lybrand and Chase Manhattan.

Christopher Campbell - Vice-Chairman of the Supervisory Board

Mr Campbell was appointed as a member of the Supervisory Board on 23 June 2011. Mr Campbell joined RBS Group in August 2005 as Deputy General Counsel and Director, Group Legal and became Group General Counsel in May 2010. Prior to joining RBS, Mr Campbell was a partner for 18 years in Scotland’s largest law firm, Dundas & Wilson, and was Managing Partner from 1996 until he joined RBS Group in 2005. In his role as Group General Counsel, Mr Campbell has overall responsibility for advising the RBS Group Board and Executive Committee and for the provision of legal support to all of RBS’s businesses globally. His responsibilities also include RBS Group Secretariat.

John Cummins

In 2007, Mr Cummins joined the Royal Bank of Scotland as Group Treasurer.  As Group Treasurer, Mr Cummins manages the treasury function for The Royal Bank of Scotland Group. He is responsible for the management of the Group’s capital, liquidity, and structural FX & interest rate risk and his role also includes responsibility for funding the Group balance sheet, and the management of the Group’s capital and resources policies.

In his previous role Mr Cummins managed the Treasury function for Standard Life Assurance Group.  He also filled the role of Finance Director, Standard Life Bank on an interim basis.

2006 - 2012 Mr Cummins was appointed Director of IFFIm, a AAA rated development institution.  The IFFIm Board is responsible for the management of the International Finance Facility for Immunisation Company (IFFIm), registered as a UK Charity. IFFIm has raised over $4bn for vaccines in the developing world.

2013 - Mr Cummins was appointed a Trustee for the Sabin Foundation Europe, a UK-registered charity founded in 2011 to support vaccine research and development, advocacy efforts and treatment programs for vaccine - preventable and neglected tropical disease.

Mr Cummins holds an MA in Modern History from Oxford University and an MBA from Bradford University. He completed the Corporate Finance Course at London Business School and attended the Risk Management in Banking programme at INSEAD.

Henk Rottinghuis

Mr Rottinghuis was appointed to the Supervisory Board on 1 September 2010. Mr Rottinghuis has been a Member of the Executive Board of Pon Holdings B.V. since 1999 and was appointed CEO in 2001, a position he held for nearly ten years. Before joining the Board, he worked as the Managing Director of Pon's Automobielhandel, the importer of Volkswagen, Audi and Porsche in The Netherlands and Poland, and was responsible for all import activities in the automotive arm of Pon Holdings. Mr Rottinghuis started his career in 1982 at the Royal Nedlloyd Group, a shipping and transport group, where he held various management positions for a period of ten years. He holds a Master of Laws from the Rijksuniversiteit Groningen, and has followed an executive programme at Harvard Business School. He holds several Board positions with larger family companies. He is Chairman of the Supervisory Board of Stork Technical Services.

Sietze Hepkema

Mr Hepkema was appointed as a member of the Supervisory Board on 1 September 2010. Mr Hepkema currently is a member of the Management Board (RvB) of SBM Offshore N.V. He is responsible for compliance, governance, legal and insurance. Until 2012 Mr Hepkema was a corporate and M&A lawyer at Allen & Overy LLP. He was Senior Partner of the Amsterdam office from 1999 to 2009 and a member of the firm’s Board from 2000 to 2010. Before joining Allen & Overy, Mr Hepkema was Partner at Loeff Claeys Verbeke for 12 years, where he was appointed to the Managing Board in 1989. Between 1981 and 1987 he worked at Graham & James in San Francisco and Singapore. He holds a Master of Laws from the Erasmus University Rotterdam and an LLM from Harvard Law School.

Nathan Bostock

Chairman of the Supervisory Board

RBS Holdings N.V.                                                                                                                                                                                                             82

Corporate governance

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

The Chairman of the Managing Board leads the Managing Board in its overall management of RBSH Group to achieve its performance goals and ambitions. The Chairman of the Managing Board is the main point of liaison with the Supervisory Board. The Chief Financial Officer is responsible for the financial affairs of RBSH Group, and the Chief Risk Officer is responsible for RBSH Group’s risk management and operational risk control. Alongside their overall corporate responsibilities, the members of the Managing Board are responsible for the management of the divisions and control and support functions. The Managing Board has delegated certain tasks to a number of Managing Board committees which are described on page 84 of this report.

On 18 July 2013, Mr Van der Harst stepped down from the Managing Board and was succeeded by Mr Cornelis Visscher.

On 1 September 2013, Mr Richard Hemsley stepped down from the Managing Board with his responsibilities being distributed amongst the remaining Managing Board members.

On 1 April 2014, Mr Jeroen Kremers stepped down from the Managing Board and will be succeeded by Mr I Van Eeghen.

The members of the Managing Board as at 30 April 2014 are as follows:

		Date of first appointment	Date for re-election
Jan de Ruiter (Chairman)	(52, Dutch, male)	1 April 2010	1 April 2014
Cornelis Visscher	(48, Dutch, male)	18 July 2013	18 July 2017
Michael Geslak	(50, American, male)	1 April 2010	1 April 2014

RBS Holdings N.V.                                                                                                                                                                                                             83

Corporate governance

Jan de Ruiter

Chairman Managing Board and Head of Markets RBS N.V. - RBS Group Netherlands Country Executive

Mr de Ruiter started his career at the Dutch Credit Insurance (NCM) in 1984 and moved to ABN Bank in 1987. During his 21 years with ABN AMRO, he held various positions in the wholesale division of the bank. From 1987 until 1993 he was a team member of the Institutional Equity Sales team in Amsterdam and from 1993 until 1998 Head of the European Equity sales team, based in London. In 1998 he became the Head of Equity Capital Markets for the Netherlands (Managing Director ABN AMRO Rothschild). Mr de Ruiter was appointed Corporate Managing Director of ABN AMRO in 2000. In 2003 he became one of the two joint CEO’s of ABN AMRO Rothschild. In 2004 he also became responsible for the global Merger & Acquisitions franchise of ABN AMRO. He held both positions until the end of 2007. At the beginning of 2008, following the successful consortium bid for ABN AMRO, he became the country executive of RBS N.V. in the Netherlands. Mr de Ruiter graduated from the HEAO in Utrecht in 1983 (Economics/Law) and also holds an MBA degree from Webster University.

Cornelis Visscher

Chief Financial Officer, RBS N.V. - RBS Group Netherlands Chief Financial Officer

Mr Visscher graduated from the Vrije Universiteit in Amsterdam with a degree in Business Economics, specialising in Financial Accounting and Management Accounting. He started his career at ABN AMRO in 1988, where, after several functions in divisional and Group Finance, he ultimately became responsible for the collecting, analysing and reporting of ABN AMRO’s Group Management Information. Following the acquisition of (parts of) ABN AMRO by The Royal Bank of Scotland, Mr Visscher became the head of Group Consolidation, in which he was responsible for the split of the accounts and consolidation departments between the Consortium members. Furthermore, in 2011 Mr Visscher became the Head of Group Finance Services for the Retail & Wealth, Corporate and Business Services divisions of RBS Group. In this role, he was responsible for the Shared Service programme. Currently, in addition to his role as CFO of RBS NV, he serves as CFO for RBS Group Netherlands and in this role is part of the Country Management team.

Michael Geslak

Chief Administrative Officer - RBS N.V.

Mr Geslak joined ABN AMRO in New York in 1988 as an accountant, in 1992 he formed the Market Risk function in New York, and after moving to Chicago in 1993 became Head of Market Risk for North America. In 1995 he became Head of Investment Banking Operations and Product Control in Chicago, which was later expanded to cover all Investment Banking Operations for North America. In 2000 he was promoted to Chief Administrative Officer for Wholesale Banking in the Americas.

Mr Geslak then moved to London as Global Chief Information Officer for ABN AMRO Wholesale Banking and managed the provision of all technology to the Global Markets and Global Transaction Services businesses. In 2006 he became Head of Services for Global Markets and EMEA. From 2009 to 2012 he became the RBS Group COO for EMEA. His current roles are CAO and Managing Board member for RBS N.V. and Business Services Business Partner for Non-Core and APS.

In addition to these responsibilities, for the past two years Mr Geslak has been leading the programme to de-risk RBS N.V. by transferring businesses to RBS plc.

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

Managing Board committees

In order to provide effective oversight and leadership, the Managing Board has established four sub-committees, the Risk & Control Committee, the Asset & Liability Management Committee (ALCO), the Disclosure Committee. The Power of Attorney Committee (PoA) has been discontinued as of Q4 2013 and its operations were integrated into the day to day operations of the Managing Board.

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

The code of conduct is available on RBS Group’s website www.rbs.com

RBS Holdings N.V.                                                                                                                                                                                                             84

Corporate governance

Sustainability

Sustainability is central to the way RBSH Group is managed. Sustainability is not just about the many responsibilities and obligations that RBSH Group has in a legal sense, but about specific issues that need to be addressed to ensure that RBSH Group is a business operating on a sustainable basis. There is a clear governance structure for RBS Group Sustainability that oversees and aligns RBS Group's approach to the range of ethical, social and environmental issues which confront the business on a daily basis.

RBS Group continues to do significant work and address challenges across five key themes: Fair banking, Supporting enterprise, Employee engagement, Safety and security and Citizenship and environmental sustainability. Its oversight includes RBSH.

RBS Group Sustainability Committee

The RBS Group Sustainability Committee comprises of independent non-executive directors and is chaired by the Senior Independent Director.

During 2013, the Group Sustainability Committee focused on reviewing the Group’s overall sustainability strategy, values and policies and aligning. The Committee’s scope also includes:-

•         sustainability and reputational issues related to customer and  citizenship activities;

•         oversight of the delivery of the Purpose, Vision and Values cultural and behavioural change; and

•         oversight of the sustainability aspects of the people agenda.

In addition, the Committee is responsible for overseeing and challenging how management is addressing sustainability and reputation issues relating to all stakeholder groups, except where such issues have already been dealt with by other Board Committees.

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

Employees

As at 31 December 2013, RBSH Group employed approximately 2,500 employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the accounts.

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

RBS Holdings N.V.                                                                                                                                                                                                             85

Corporate governance

Employee consultation

RBSH Group recognises employee representative organisations such as trade unions and work councils in a number of businesses and countries.

RBS Group has a European Employee Council that provides elected representatives with an opportunity to understand better RBS Group’s European operations.

Diversity and inclusion

During 2013, RBS Group executive were commited to making workplace policies, processes and experiences inclusive for staff, customers and stakeholders; in support of this, RBS Group HR set Equality, Diversity & Inclusion within its top priorities for 2013.

Inclusion is built into the recruitment process, positive action programmes developing talent, flexible working policies and support for dependent care,  ill-health and disability-related absence. RBS Group continues to support disabled people ensuring they have equal opportunities to recruitment, employment, promotion and training.

RBS Group also supports employee led networks such as Focused Women and Rainbow who provide personal and career development opportunities through networking and training events.

This commitment to inclusion extends to supporting and participating in positive action programmes outside of RBS Group aimed at cultivating future leaders including, ‘An Inspirational Journey’, the FTSE-100 cross-company mentoring and Glass Ladder programmes. RBS Group continues to maintain its involvement with external charitable networks and events such as Manchester Pride.

This approach to inclusion extends to the marketplace with the RBS Group Women in Business Specialists supporting and guiding more and more women to take the step of starting their own business.

Further details on the Board diversity policy can be found at www.rbs.com

This year RBS Group has been recognised for its work on Equality, Diversity and Inclusion by retaining our Gold standard ranking from Opportunity Now (gender), achieving Silver for Race for Opportunity (Race), attaining the Top Employers award for employee engagement from workingmums.co.uk as well as securing a position in the Working families Top 10.

Safety, health and wellbeing

Ensuring the safety, health and wellbeing of employees and customers is an important responsibility for RBSH Group.

RBSH Group is committed to ensuring legal compliance and managing health and safety risks. During 2013, continued focus on leadership, governance and the effectiveness of controls delivered improvements in health and safety performance.

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

The Code Banken offers specific provisions, but underlying these provisions, its aim is to instil learning in the banking sector following the financial crisis. Drawing lessons and implementing change with the aim to restore trust among all our stakeholders, clients, staff, investors and society at large. RBS Group, including RBSH Group has undergone and continues to undergo profound change following the crisis and is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Corporate Governance codes and the global footprint of RBS Group

RBSH Group is ultimately owned by RBS Group. When implementing the Code Banken, the Managing Board and Supervisory Board of RBSH Group will take into account the effects of similar codes of conduct implemented in the RBS Group with the aim to align all businesses with RBS Group.

Clients First

RBSH Group is aware of the fact that its long term success fully depends on how successful RBSH Group is in servicing its clients. To that extent, RBSH Group has taken additional measures to further embed ‘a client led culture’ in the organization. Over the past few years certain themes in this area have been fleshed out in detail, resulting in the ‘Customer Charter’ and the ‘Treating Customers Fairly Policy’. The Customer Charter describes 14 ‘customer commitments’ divided into the following four categories:

•         Make banking easy

•         Help when you need us

•         Support the communities in which we work

•         Listen to you

More information about the Customer Charter can be found on the website: www.rbs.com.

RBS Holdings N.V.                                                                                                                                                                                                             86

Corporate governance

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

Supervisory Board

The required expertise and experience are well embedded in the Supervisory Board providing for an independent board with a diverse composition. The board consists of executives of RBS Group with broad banking experience, and external members with extensive legal (corporate governance) and international business experience. A clearly defined process for the engagement and recruitment of a Supervisory Board member has been established. If a vacancy for a new member exists, a new member is sought based on an established supervisory board profile to ensure that the knowledge and expertise obtained when filling the vacancy is fully complementing the composition of the board.

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

Managing Board

The composition of the Managing Board of RBSH Group ensures that all business areas and all control and support functions are well represented in the board. The board comprises a Chairman, also responsible for Markets and International Banking, a Chief Risk Officer (CRO), a Chief Financial Officer (CFO) and a Chief Administrative Officer (CAO). To further clarify the specifics of each role on the board and to ensure adherence to agreements made on procedure and governance, a set of rules governing the Managing Board’s principles and best practices has been agreed.

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

RBS Holdings N.V.                                                                                                                                                                                                             87

Corporate governance

In the 4th quarter of 2013, it was decided to integrate the operations of the Risk & Audit Committee into the Supervisory Board. As of that period, the items of the Risk & Audit Committee are discussed during the meetings of the Supervisory Board.

Audit

RBSH Group has a New Product Approval Process in place to ensure that all products are launched only after careful consideration of the risks and any other relevant factor applicable to such product. Group Internal Audit checks RBSH Group New Product Approval Process on design and effectiveness at least once per annum and reports its findings to both the Managing Board and Supervisory Board.

To ensure the function’s independence, the Head of RBSH Group Internal Audit reports into the Chairman of the Managing Board and the Chairman of the Supervisory Board. RBSH Group Internal Audit also reports its opinion and findings on the quality of the control framework, the system of governance and the risk management of the bank to the Supervisory Board on a bi-annual basis and provides the Supervisory Board with their audit review in the remaining quarters of the year. RBSH Group Internal Audit furthermore presents their annual audit plan to the Supervisory Board. The Managing Board shall ensure that a systemic audit is conducted of the risks managed in relation to the business activities of the bank.

The external auditors are invited to share their findings and opinion concerning the quality and effectiveness of the system of governance, risk management and the banks’ control procedures with the Supervisory Board on a quarterly basis. The external auditors present the annual audit plan to the Supervisory Board and both RBSH Group Internal Audit and the external auditors take part in a tri-partite meeting with DNB to share their audit plans, analysis and findings at least once per annum. There is a clear escalation process by which the external auditors can raise, with management, any significant concerns.

Remuneration Policy

The remuneration policy for RBS Group, which is also applicable to RBSH Group supports the RBS Group's business strategy and is designed to:

•         attract, retain, motivate and reward high calibre employees to deliver superior long-term business performance; and

•         ensure that RBSH Group's metrics, reward structures and governance processes as a whole provide coverage of the key risks in an appropriate way.

The Supervisory Board is responsible for the implementation and evaluation of the remuneration policy adopted.

All members of the Managing Board are remunerated through RBS plc. The full year remuneration of the Managing Board members in office as at 31 December 2013, continues to comply with the Code Banken.

RBS Group has had claw back provisions in place since 2009. This allows the Remuneration Committee to retrospectively limit any compensation at the time of vesting if it considers that the performance factors on which reward decisions were based have later turned out not to reflect the corresponding performance in the longer term.

The intention is to allow RBS Group to adjust historic remuneration for unforeseen issues arising during the deferral period, particularly those that do not easily lend themselves to quantitative measurement.

Summary Code Banken

All of the principles in the Code Banken are adhered to by RBSH Group, except for two items. The Code Banken has a ‘comply’ or ‘explain’ requirement. If a bank is (partially) not compliant, the bank will have to explain the reason for non-compliance in its Annual Report. Sanctions or penalties are not part of the Code Banken. Compliance with the Code Banken is monitored annually by an independent monitoring committee, appointed by the NVB in close consultation with the Minister of Finance. There is no penalty, financial or otherwise, associated with RBSH Group’s non-compliance with the principles.

Principle 2.2.1 notes that a separate committee, consisting of Supervisory Board members, should be set up to deal with discussions on risk matters. As stated earlier, RBSH Group had such a committee until Q4 2013. During this quarter, the committee itself was discontinued and its operations were integrated into the Supervisory Board.  All members were previously part of the Risk & Audit Committee and will continue to discuss Risk & Audit matters.

Under principle 6.3.4, there is the requirement for shares granted to Managing Board members without financial consideration to be retained for at least five years or to the end of employment, whichever is sooner. Shares are released after a period of three years, which follows the RBS Group remuneration policy.

Under the RBS Group-wide deferral arrangements a significant proportion of annual incentive awards for the more senior employees are deferred over a three year period. In line with the requirements of the PRA remuneration Code, a proportion of deferred remuneration is subject to an appropiate retention period.

RBSH Group is part of RBS Group and therefore adheres to the global RBS Group remuneration framework and policy which is compliant with the UK Prudential Regulation Authority (PRA) remuneration Code and the Capital Requirements Directive III (CRD III) as implemented in both the United Kingdom and the Netherlands.

RBS Group also provides long-term incentives which are designed to link reward with the long-term success of RBSH Group and recognise the responsibility participants have in driving its future success and delivering value for shareholders. Long-term incentive awards are structured as performance-vesting shares. For the most senior roles, vesting will be based partly on divisional or functional performance and partly on performance across RBS Group.

For details of remuneration of the Managing Board and Supervisory Board see Note 30 to the Financial Statements.

RBS Holdings N.V.                                                                                                                                                                                                             88

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

Management assessed the effectiveness of RBSH Group’s internal control over financial reporting as of 31 December 2013 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 1992 publication of 'Internal Control – Integrated Framework'.

Based on its assessment, management believes that, as of 31 December 2013, RBSH Group’s internal control over financial reporting is effective.

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

Jan de Ruiter

Chairman of the Managing Board

Cornelis Visscher

Chief Financial Officer

Amsterdam, 30 April 2014

RBS Holdings N.V.                                                                                                                                                                                                             89

Financial statements

91	Consolidated income statement
92	Consolidated statement of comprehensive income
93	Consolidated balance sheet
94	Consolidated statement of changes in equity
95	Consolidated cash flow statement
96	Accounting policies
106	Notes on the consolidated accounts
	1	Net interest income	106
	2	Non-interest income	106
	3	Operating expenses	107
	4	Pensions	108
	5	Auditor’s remuneration	110
	6	Tax	111
	7	Dividends	111
	8	Financial instruments - classification	112
	9	Financial instruments - valuation	116
	10	Financial instruments - maturity analysis	131
	11	Financial assets - impairments	134
	12	Derivatives	135
	13	Debt securities	137
	14	Equity shares	138
	15	Prepayments, accrued income and other assets	139
	16	Discontinued operations and assets and liabilities of disposal groups	139
	17	Settlement balances and short positions	141
	18	Accruals, deferred income and other liabilities	141
	19	Deferred taxation	142
	20	Subordinated liabilities	142
	21	Share capital	145
	22	Reserves	145
	23	Structured entities and asset transfers	145
	24	Capital resources	147
	25	Memorandum items	148
	26	Changes in operating assets and liabilities	153
	27	Interest received and paid	153
	28	Analysis of cash and cash equivalents	153
	29	Segmental analysis	154
	30	Remuneration of the Managing Board and Supervisory Board of RBS Holdings N.V.	157
	31	Related parties	158
	32	Post balance sheet events	159
	33	Condensed consolidating financial information	159

RBS Holdings N.V.                                                                                                                                                                                                             90

Consolidated income statement for the year ended 31 December 2013

	Note	2013	2012	2011
		€m	€m	€m
Interest receivable		768	1,628	2,352
Interest payable		(530)	(1,023)	(1,664)
Net interest income	1	238	605	688
Fees and commissions receivable		119	469	1,039
Fees and commissions payable		(49)	(198)	(367)
Income from trading activities		46	49	646
Other operating income		83	(217)	2,000
Non-interest income	2	199	103	3,318
Total income		437	708	4,006
Staff costs		(175)	(741)	(1,210)
Premises and equipment		(50)	(186)	(451)
Other administrative expenses		(291)	(550)	(598)
Depreciation and amortisation		(21)	(49)	(139)
Write-down of goodwill and other intangible assets		—	(4)	(29)
Operating expenses	3	(537)	(1,530)	(2,427)
(Loss)/profit before impairment losses		(100)	(822)	1,579
Impairment losses	11	(42)	(65)	(1,765)
Operating loss before tax		(142)	(887)	(186)
Tax charge	6	(12)	(129)	(449)
Loss from continuing operations		(154)	(1,016)	(635)
Profit from discontinued operations, net of tax	16	19	17	40
Loss for the year		(135)	(999)	(595)

Loss attributable to:
Controlling interests		(135)	(999)	(595)

The accompanying notes on pages 106 to 165, the accounting policies on pages 96 to 104 and the audited sections of the Business review: Risk and balance sheet management on pages 25 to 77 form an integral part of these financial statements.

RBS Holdings N.V.                                                                                                                                                                                                             91

Consolidated statement of comprehensive income for the year ended 31 December 2013

	2013	2012	2011
	€m	€m	€m
Loss for the year	(135)	(999)	(595)
Items that qualify for reclassification
Available-for-sale financial assets	1,591	448	274
Cash flow hedges	—	22	9
Currency translation	(67)	(192)	(473)
Tax	1	(3)	(776)
Other comprehensive income/(loss) after tax	1,525	275	(966)
Total comprehensive income/(loss) for the year	1,390	(724)	(1,561)

Total comprehensive income/(loss) is attributable as follows:
Non-controlling interests	—	—	(3)
Controlling interests	1,390	(724)	(1,558)
	1,390	(724)	(1,561)

The accompanying notes on pages 106 to 165, the accounting policies on pages 96 to 104 and the audited sections of the Business review: Risk and balance sheet management on pages 25 to 77 form an integral part of these financial statements.

RBS Holdings N.V.                                                                                                                                                                                                             92

Consolidated balance sheet as at 31 December 2013

		2013	2012	2011
	Note	€m	€m	€m
Assets
Cash and balances at central banks	8	3,193	2,294	12,609
Net loans and advances to banks		5,642	12,138	16,817
Reverse repurchase agreements and stock borrowing	8	53	68	9,100
Loans and advances to banks		5,695	12,206	25,917
Net loans and advances to customers		3,782	6,375	29,295
Reverse repurchase agreements and stock borrowing		2	5	283
Loans and advances to customers	8	3,784	6,380	29,578
Amounts due from the ultimate holding company	8	2,820	2,949	1,136
Debt securities	13	15,288	22,655	39,645
Equity shares	14	295	1,127	3,093
Settlement balances	8	10	31	2,608
Derivatives	12	4,782	7,555	19,138
Deferred tax	19	40	420	444
Prepayments, accrued income and other assets	15	1,853	1,533	5,913
Assets of disposal groups	16	2,048	13,804	6,695
Total assets		39,808	70,954	146,776

Liabilities
Bank deposits		7,233	21,841	29,988
Repurchase agreements and stock lending		11,710	12,624	16,532
Deposits by banks	8	18,943	34,465	46,520
Customers deposits		4,118	2,620	38,842
Repurchase agreements and stock lending		33	18	759
Customer accounts	8	4,151	2,638	39,601
Debt securities in issue	8	1,319	2,602	17,714
Settlement balances and short positions	17	105	107	3,409
Derivatives	12	5,862	9,644	19,868
Accruals, deferred income and other liabilities	18	1,065	1,782	3,895
Deferred tax	19	63	40	201
Subordinated liabilities	20	4,951	6,851	6,859
Liabilities of disposal groups	16	407	11,026	5,293
Total liabilities		36,866	69,155	143,360

Non-controlling interests		—	—	21
Controlling interests		2,942	1,799	3,395
Total equity		2,942	1,799	3,416

Total liabilities and equity		39,808	70,954	146,776

The accompanying notes on pages 106 to 165, the accounting policies on pages 96 to 104 and the audited sections of the Business review: Risk and balance sheet management on pages 25 to 77 form an integral part of these financial statements.

RBS Holdings N.V.                                                                                                                                                                                                             93

Consolidated statement of changes in equity for the year ended 31 December 2013

	2013	2012	2011
	€m	€m	€m
Called-up share capital
At 1 January	—	1,852	1,852
Transfer to share premium	—	(1,852)	—
At 31 December	—	—	1,852

Share premium account
At 1 January	3,171	2,187	2,187
Transfer from share capital	—	1,852	—
Transfer resulting from Dutch Scheme	—	(868)	—
Transfer resulting from cross border merger	(247)	—	—
At 31 December	2,924	3,171	2,187

Available-for-sale reserve
At 1 January	(2,473)	(2,918)	(2,419)
Unrealised gains/(losses) in the year	1,538	420	(1,155)
Realised losses in the year	53	28	1,429
Tax	1	(3)	(773)
At 31 December	(881)	(2,473)	(2,918)

Cash flow hedging reserve
At 1 January	—	(22)	(28)
Amount recognised in equity during the year	—	—	9
Amount transferred from equity to earnings in the year	—	22	—
Tax	—	—	(3)
At 31 December	—	—	(22)

Foreign exchange reserve
At 1 January	(235)	(43)	427
Losses arising during the year	(46)	(25)	(67)
Reclassification of foreign currency gains included in the income statement (1)	(21)	(167)	(403)
At 31 December	(302)	(235)	(43)

Retained earnings
At 1 January	1,336	2,339	2,939
(Loss)/profit attributable to controlling interests
- continuing operations	(154)	(1,016)	(635)
- discontinuing operations	19	17	40
Other changes	—	(4)	(5)
At 31 December	1,201	1,336	2,339

Non-controlling interests
At 1 January	—	21	24
Comprehensive loss in the year	—	—	(3)
Recycled to profit or loss on disposal of business	—	(21)	—
At 31 December	—	—	21
Owner’s equity at 31 December	2,942	1,799	3,416

Note:

(1)       Includes €20 million relating to gains recycled to profit and loss due to transfers to RBS plc during 2013 (2012 -  €174 million; 2011 - €404 million).

The accompanying notes on pages 106 to 165, the accounting policies on pages 96 to 104 and the audited sections of the Business review: Risk and balance sheet management on pages 25 to 77 form an integral part of these financial statements.

RBS Holdings N.V.                                                                                                                                                                                                             94

Consolidated cash flow statement for the year ended 31 December 2013

	Note	2013	2012	2011
		€m	€m	€m
Operating activities
Operating loss before tax from continuing operations		(142)	(887)	(186)
Operating profit before tax from discontinued operations		31	28	53
Adjustments for:
Interest on subordinated liabilities		203	232	230
Elimination of foreign exchange differences		56	(30)	476
Impairment losses on debt securities		34	48	1,463
Other non-cash items		267	(1,343)	428
Net cash inflow/(outflow) from operating activities		449	(1,952)	2,464
Changes in operating assets and liabilities	26	(8,273)	(15,176)	(11,547)
Net cash flows from operating activities before tax		(7,824)	(17,128)	(9,083)
Income taxes paid		(35)	(196)	(65)
Net cash flows from operating activities		(7,859)	(17,324)	(9,148)
Investing activities
Sale and maturity of securities		8,896	12,946	58,845
Purchase of securities		(305)	(2,360)	(49,319)
Disposal of subsidiaries/businesses (1)		(3,362)	(10,188)	(117)
Other investments/(divestments)		37	256	(60)
Net cash flows from investing activities		5,266	654	9,349
Financing activities
Repayment/settlement of subordinated liabilities		(1,907)	(85)	(79)
Interest on subordinated liabilities		(212)	(240)	(261)
Other		—	(21)	—
Net cash flows from financing activities		(2,119)	(346)	(340)
Effects of exchange rate changes on cash and cash equivalents		40	2	125
Net decrease in cash and cash equivalents		(4,672)	(17,014)	(14)
Cash and cash equivalents at 1 January		10,030	27,044	27,058
Cash and cash equivalents at 31 December	28	5,358	10,030	27,044

Note:

(1)       Relates to the transfer of subsidiaries and businesses to RBSG plc and RBS plc during the year.

The accompanying notes on pages 106 to 165, the accounting policies on pages 96 to 104 and the audited sections of the Business review: Risk and balance sheet management on pages 25 to 77 form an integral part of these financial statements.

RBS Holdings N.V.                                                                                                                                                                                                             95

Accounting policies

1. Corporate information

RBS Holdings N.V. (the Company) is a public limited liability company, incorporated under Dutch law on 30 May 1990 and registered at Gustav Mahlerlaan 350, 1082 ME Amsterdam, the Netherlands. RBSH Group offers a wide range of banking products and financial services principally in Europe and Asia.

The Company is wholly owned by RFS Holdings B.V., itself 97.7% owned by RBS Group. RBS Group is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBS Group is the ultimate parent company of RBS Holdings N.V. The consolidated financial statements of RBS Holdings N.V. are included in the consolidated financial statements of RBS Group.

The consolidated financial statements of RBSH Group for the year ended 31 December 2013 incorporate financial information of the Company, its controlled entities and interests in associates and joint ventures. The consolidated financial statements were signed and authorised for issue by the Managing Board on 30 April 2014 and by the Supervisory Board on 30 April 2014. The right to request an amendment of the financial statements is embedded in the Netherlands Civil Code. Interested parties have the right to ask the Enterprise Chamber of the Amsterdam Court of Appeal for a revision of the financial statements.

2. Presentation of accounts

The Managing Board, having made such enquiries as they considered appropriate, including a review of RBSH Group’s forecasts, projections and other relevant evidence regarding the continuing availability of sufficient resources from the RBS Group, have prepared the financial statements on a going concern basis.

As announced on 19 April 2011, RBS Group is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments after the Transfers.

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

The RBSH Group adopted a number of new and revised IFRSs effective 1 January 2013:

IFRS 11 ‘Joint Arrangements’, which supersedes IAS 31 ‘Interests in Joint Ventures’, distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. IFRS 11 requires retrospective application.

IAS 27 ‘Separate Financial Statements’ comprises those parts of the existing IAS 27 that deal with separate financial statements. IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 ‘Disclosure of Interests in Other Entities’ mandates the disclosures in annual financial statements in respect of investments in subsidiaries, joint arrangements, associates and structured entities that are not controlled by the Group.

IFRS 13 ‘Fair Value Measurement’ sets out a single IFRS framework for defining and measuring fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosures about fair value measurements.

‘Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)’ amended IFRS 7 to require disclosures about the effects and potential effects on an entity’s financial position of offsetting financial assets and financial liabilities and related arrangements.

Amendments to IAS 1 ‘Presentation of Items of Other Comprehensive Income’ require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

IAS 19 ‘Employee Benefits’ (revised) requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended.

IFRS 10 ‘Consolidated Financial Statements’ replaces SIC-12 ‘Consolidation - Special Purpose Entities’ and the consolidation elements of the existing IAS 27 ‘Consolidated and Separate Financial Statements’. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS10, certain entities that have trust preferred securities in issue are no longer consolidated by RBSH Group.  As a result RBSH Group recognises the loan capital issued by the Company to the entities previously consolidated. There is no change to total subordinated liabilities reported by RBSH Group.

‘Annual Improvements 2009-2011 Cycle’ also made a number of minor changes to IFRSs.

Implementation of the standards above has not had a material effect on the financial statements of the Group or the company

RBS Holdings N.V.                                                                                                                                                                                                             96

Accounting policies

The accounts are prepared on a historical cost basis of measurement except for certain financial instruments that are measured at fair value as described in Accounting Policies 11, 13 and 15 below. The company’s financial statements and RBSH Group's consolidated financial statements are presented in euro which is the functional currency of the company.

3. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and entities (including certain structured entities) that are controlled by RBSH Group. The RBSH Group controls another entity (a subsidiary) when it is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over the other entity; power generally arises from holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. A subsidiary is included in the consolidated financial statements from the date it is controlled by the RBSH Group until the date the RBSH Group ceases to control it through a sale or a significant change in circumstances. Changes in the RBSH Group’s interest in a subsidiary that do not result in the RBSH Group ceasing to control that subsidiary are accounted for as equity transactions.

All intergroup balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared under uniform accounting policies.

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

The results of discontinued operations – comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation are shown as a single amount on the face of the income statement.

6. Pensions and other post-retirement benefits

RBSH Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees under defined contribution plans.

Contributions to defined contribution pension schemes are recognised in profit or loss when payable.

For defined benefit schemes, the defined benefit obligation is measured on an actuarial basis using the projected unit credit method and discounted at a rate determined by reference to market yields at the end of the reporting period on high quality corporate bonds of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. The difference between scheme assets and scheme liabilities – the net defined benefit asset or liability - is recognised in the balance sheet. A defined benefit asset is limited to the present value of any economic benefits available to the Group in the form of refunds from the plan or reduced contributions to it.

The charge to profit or loss for pension costs (recorded in operating expenses) comprises:

•         the current service cost.

•         interest, computed at the rate used to discount scheme liabilities, on the net defined benefit liability or asset.

•         past service cost resulting from a scheme amendment or curtailment.

•         gains or losses on settlement.

RBS Holdings N.V.                                                                                                                                                                                                             97

Accounting policies

A curtailment occurs when the Group significantly reduces the number of employees covered by a plan. A plan amendment occurs when the Group introduces, or withdraws, a defined benefit plan or changes the benefits payable under an existing defined benefit plan. Past service cost may be either positive (when benefits are introduced or changed so that the present value of the defined benefit obligation increases) or negative (when benefits are withdrawn or changed so that the present value of the defined benefit obligation decreases). A settlement is a transaction that eliminates all further obligation for part or all of the benefits.

Actuarial gains and losses (i.e. gains or and losses on re-measuring of the net defined benefit asset or liability) are recognised in full in the period in which they arise in other comprehensive income.

7. Foreign currencies

Group entities record transactions in foreign currencies in their functional currency - the currency of the primary economic environment in which they operate at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 20).

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

Assets and liabilities of foreign operations are translated into euro at foreign exchange rates ruling at the balance sheet date. Income and expenses of foreign operations are translated into euro at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income. The amount accumulated in equity is reclassified from equity to profit or loss on disposal or partial disposal of a foreign operation.

8. Leases

As lessor

Contracts with customers to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer; all other contracts with customers to lease assets are classified as operating leases.

Rental income from operating leases is recognised in income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives. Operating lease rentals receivable are included in Other operating income.

As lessee

RBSH Group’s contracts to lease assets are principally operating leases. Operating lease rental expense is included in Premises and equipment costs and recognised as an expense on a straight-line basis over the lease term unless another systematic basis better represents the benefit to RBSH Group.

9. Provisions

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

10. Tax

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

RBS Holdings N.V.                                                                                                                                                                                                             98

Accounting policies

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

11. Financial assets

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

Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of foreign currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see Accounting policy 4), as are gains and losses attributable to the hedged risk on available-for-sale financial assets that are hedged items in fair value hedges (see Accounting policy 20).

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

12. Impairment of financial assets

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

RBS Holdings N.V.                                                                                                                                                                                                             99

Accounting policies

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

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when RBSH Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs will be prompted by bankruptcy, insolvency, renegotiation and similar events. The typical time frames from initial impairment to write-off for RBSH Group’s collectively-assessed portfolios of €9 million as at 31 December 2013 (2012 - €15 million; 2011 - €167 million) are set out below.

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

13. Financial liabilities

On initial recognition, financial liabilities are classified into held-for-trading; designated as at fair value through profit or loss; or amortised cost. Issues of financial liabilities measured at amortised cost are recognised on settlement date; all other regular way transactions in financial liabilities are recognised on trade date.

Held-for-trading - a financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for  which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship).

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

RBS Holdings N.V.                                                                                                                                                                                                           100

Accounting policies

14. Financial guarantee contracts

Under a financial guarantee contract, RBSH Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at fair value through profit or loss, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with Accounting policy 9. Amortisation is calculated so as to recognise fees receivable in profit or loss over the period of the guarantee.

15. Loan commitments

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

16. Derecognition

A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. A transfer requires that RBSH Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, RBSH Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. The asset remains on the balance sheet if substantially all the risks and rewards have been retained. It is derecognised if substantially all the risks and rewards have been transferred. If substantially all the risks and rewards have been neither retained nor transferred, RBSH Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where RBSH Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement; if RBSH Group has not retained control of the asset, it is derecognised.

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

17. Sale and repurchase transactions

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

18. Netting

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

19. Capital instruments

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

Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.  The consideration for any ordinary shares of the company purchased by RBSH Group (treasury shares) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is added to shareholders’ equity. On the sale or reissue of treasury shares the consideration received is credited to equity, net of any directly attributable incremental costs and related tax.

20. Derivatives and hedging

Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The RBSH Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9.

RBS Holdings N.V.                                                                                                                                                                                                           101

Accounting policies

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

21. Cash and cash equivalents

In the cash flow statement, cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

RBS Holdings N.V.                                                                                                                                                                                                           102

Accounting policies

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

Provisions for litigation - RBSH Group is party to legal proceedings in the Netherlands, the United States and other jurisdictions, arising out of their normal business operations. The measurement and recognition of liabilities in respect of litigation involves a high degree of management judgement.  Before the existence of a present obligation as a result of a past event a liability can be confirmed, numerous facts may need to be established, involving extensive and time-consuming discovery, and novel or unsettled legal questions addressed. Once it is determined there is an obligation, assessing the probability of economic outflows and estimating the amount of any liability can be very difficult. In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss.  Furthermore, for an individual matter, there can be a wide range of possible outcomes and often it is not practicable to quantify a range of such outcomes. RBSH Group’s outstanding litigation is periodically assessed in consultation with external professional advisers, where appropriate, to determine the likelihood of RBSH Group incurring a liability.  A detailed description of RBSH Group’s material legal proceedings and a discussion of the nature of the associated uncertainties are given in Note 25.

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

Such objective evidence, indicative that a borrower’s financial condition has deteriorated can include for loans that are individually assessed:

•         the non-payment of interest or principal; debt renegotiation; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deteriorating trading performance and, for collectively assessed portfolios: the borrowers’ payment status and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2013, loans and advances to customers classified as loans and receivables totalled €3,406 million (2012 - €5,932 million; 2011 - €28,612 million) and customer loan impairment provisions amounted to €194 million (2012 - €341 million; 2011 - €1,527 million).

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

RBS Holdings N.V.                                                                                                                                                                                                           103

Accounting policies

Critical accounting policies and key sources of estimation uncertainty continued

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial instrument in an active market is the number of units of the instrument held times the current bid price (for financial assets) or offer price (for financial liabilities). In determining the fair value of derivative financial instruments, gross long and short positions measured at current mid market prices are adjusted by bid-offer reserves calculated on a portfolio basis. Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk. Adjustments are also made when valuing financial liabilities to reflect RBSH Group’s own credit standing. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. More details about RBSH Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 9.

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

RBS Holdings N.V.                                                                                                                                                                                                           104

Accounting policies

Accounting developments

International Financial Reporting Standards

A number of IFRSs and amendments to IFRS were in issue at 31 December 2013 that had effective dates of 1 January 2014 or later.

Effective for 2014

‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ adds application guidance to IAS 32 to address inconsistencies identified in applying some of the standard’s criteria for offsetting financial assets and financial liabilities.

‘Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)’ applies to investment entities; such entities should measure their subsidiaries (other than those that provide services related to the entity’s investment activities) at fair value through profit or loss.

IFRIC 21 ‘Levies’ provides guidance on accounting for levies payable to public authorities if certain conditions are met on a particular date.

IAS 36 ‘Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)’ align IAS 36’s disclosure requirements about recoverable amounts with IASB’s original intentions.

IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)’ provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria.

The implementation of these requirements is not expected to have a material effect on the Group’s financial statements.

Effective after 2014

IAS 19 ‘Defined Benefit Plans: Employee Contributions’ was issued in November 2013.  This amendment distinguishes the accounting for employee contributions that are related to service from those that are independent of service.  It is effective for annual periods beginning on or after 1 July 2014.

Annual Improvements to IFRS 2010 - 2012 and 2011 - 2013 cycles were issued in December 2013. There are a number of minor changes to IFRS that will not have a material effect on the Group’s financial statements.  All amendments are effective for annual periods beginning on or after 1 July 2014.

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

In November 2013, the IASB published IFRS 9 ‘Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39)’.  These amendments introduce a new hedge accounting model. The classification of hedges into fair value, cash flow and net investment hedges has been retained.  The changes to the current hedge accounting framework include:

•         Hedge effectiveness testing is prospective only based on the hedging objective.

•         A risk component can be designated as the hedged item, for financial items and non-financial items, provided it is separately identifiable and reliably measureable.

•         The time value of an option, the forward element of a forward contract and any foreign currency basis spread can be excluded from the designation of a financial instrument as the hedging instrument and accounted for as hedging costs.

The amendments also:

•         revised IFRS 9 to allow an entity to elect to apply its requirement to present changes in the fair value of liabilities designated as at fair value through profit or loss attributable to own credit risk in other comprehensive income without applying the other requirements of the standard; otherwise all phases of IFRS 9 must be applied from the same effective date.

•         removed from IFRS 9 the effective date of 1 January 2015.

At its February 2014 meeting the IASB tentatively agreed on 1 January 2018 as the effective date for IFRS 9.

IFRS 9 makes major changes to the framework for financial instrument accounting. The Group is assessing its effect which will depend on the results of IASB's reconsideration of classification and measurement and the final requirements for the impairment of financial assets expected to be published in 2014.

RBS Holdings N.V.                                                                                                                                                                                                           105

Notes on the consolidated accounts

1 Net interest income
	2013	2012	2011
	€m	€m	€m
Loans and advances to customers	339	865	1,251
Loans and advances to banks	100	207	333
Amounts due from ultimate holding company	183	114	13
Debt securities	146	442	755
Interest receivable	768	1,628	2,352

Customer accounts	130	338	731
Deposits by banks	188	412	565
Debt securities in issue	17	85	199
Subordinated liabilities	203	232	230
Internal funding of trading businesses	(8)	(44)	(61)
Interest payable	530	1,023	1,664

Net interest income	238	605	688

2 Non-interest income
	2013	2012	2011
	€m	€m	€m
Fees and commissions receivable
Lending (credit facilities), trade finance and payment services	66	268	612
Investment management	—	68	85
Brokerage	53	133	342
	119	469	1,039

Fees and commissions payable	(49)	(198)	(367)

Income from trading activities (1)
Foreign exchange	(50)	(560)	308
Interest rate	331	364	1,655
Credit	(271)	(349)	(202)
Equities and commodities	36	594	(1,115)
	46	49	646
Other operating income
Changes in the fair value of own debt designated as at fair value through profit or loss attributable
to own credit net of the effect of economic hedges (2)	(89)	(865)	1,290
Changes in the fair value of financial assets designated at fair value through profit or loss	(13)	94	(31)
(Loss)/profit on sale of securities	(53)	72	24
Profit on sale of property, plant and equipment	—	5	13
Profit on sale of subsidiaries and associates	37	187	413
Dividend income	—	4	2
Share of profit of associated entities	59	104	84
Other income	142	182	205
Other operating income	83	(217)	2,000
	199	103	3,318

Notes:

(1)       The analysis of income from trading activities is based on how the business is organised and the underlying risks managed. Income from trading activities comprises gains and losses on financial instruments held-for-trading, both realised and unrealised, interest income and dividends and the related funding costs.
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

(2)       Measured as the change in fair value from movements in the year in the credit risk premium payable by RBSH Group.

(3)       In July 2013, RBSH Group redeemed certain unsecured subordinated debt securities resulting in a gain of €15 million.

RBS Holdings N.V.                                                                                                                                                                                                           106

Notes on the consolidated accounts

3 Operating expenses
	2013	2012	2011
	€m	€m	€m
Wages, salaries and other staff costs	131	508	1,082
Social security costs	9	39	74
Pension costs	17	31	4
Restructuring costs	18	163	50
Staff costs	175	741	1,210

Premises and equipment	50	186	451
Other administrative expenses	291	550	598

Property, plant and equipment	13	31	64
Intangible assets	8	18	75
Depreciation and amortisation	21	49	139

Write-down of goodwill and other intangible assets	—	4	29
	537	1,530	2,427

Restructuring costs included in operating expenses comprise:
	2013	2012	2011
	€m	€m	€m
Staff costs	18	163	50
Premises and equipment	18	15	21
Other administrative expenses	43	36	33
	79	214	104

Employee numbers at 31 December
(full time equivalents rounded to the nearest hundred)
	2013	2012	2011
Markets	700	2,900	6,300
International Banking	1,100	5,500	6,600
Central items	100	300	600
Core	1,900	8,700	13,500
Non-Core	600	2,600	4,200
Total	2,500	11,300	17,700

The average number of persons employed, rounded to the nearest hundred, in the continuing operations of RBSH Group during the year was 5,900 (2012 - 14,500; 2011 - 18,500). No persons were employed in discontinued operations at 31 December 2013 (2012 and 2011- nil).

RBS Holdings N.V.                                                                                                                                                                                                           107

Notes on the consolidated accounts

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

During 2012, the main pension scheme, the Netherlands pension scheme, transferred to RBS plc as part of the Dutch Scheme. As at the year end the majority of the beneficiaries of the RBSH Group pension plans are located in India. All schemes were classified as disposal groups as at the 2012 year end. As at the 2013 year end the schemes were no longer classified as disposal groups.

Interim valuations of RBSH Group’s schemes under IAS 19 ‘Employee Benefits‘ were prepared to 31 December with the support of independent actuaries, using the following assumptions:

	All schemes
Principal actuarial assumptions at 31 December (weighted average)	2013	2012	2011
	%	%	%
Discount rate	9.4	—	5.8
Expected return on plan assets (weighted average)	9.4	—	4.7
Rate of increase in salaries	4.0	—	3.0
Inflation assumption	—	—	2.0

	All schemes
Major classes of plan assets as a percentage of total plan assets	2013	2012	2011
	%	%	%
Equity interests	—	—	24.9
Government fixed interest bonds	48.1	—	43.1
Corporate and other bonds	50.1	—	18.0
Property	—	—	0.7
Cash and other assets	1.8	—	13.3

The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets:

	All schemes
		Present value
		of defined	Net pension
	Fair value of	benefit	(surplus)/
	plan assets	obligations	deficit
Changes in value of net pension (surplus)/deficit	€m	€m	€m
At 1 January 2012	371	353	(18)
Transfers to disposal groups	(23)	(53)	(30)
Disposals	(416)	(330)	86
Currency translation and other adjustments	12	—	(12)
Expected return	12	—	(12)
Interest cost	—	15	15
Current service cost	—	16	16
Actuarial gains and losses	—	1	1
Contributions by employer	46	(2)	(48)
Benefits paid	(2)	—	2
At 1 January 2013	—	—	—
Transfer from disposal groups	13	37	24
Currency translation and other adjustments	(1)	(2)	(1)
Expected return	1	—	(1)
Interest cost	—	4	4
Current service cost	—	2	2
Actuarial gains and losses	—	(4)	(4)
Contributions by employer	4	—	(4)
Benefits paid	(7)	(7)	—
At 31 December 2013	10	30	20

RBS Holdings N.V.                                                                                                                                                                                                           108

Notes on the consolidated accounts

4 Pensions continued

Net pension deficit/(surplus) comprises:	2013	2012	2011
	€m	€m	€m
Net assets of schemes in surplus (included in Note 15)	—	—	(80)
Net liabilities of schemes in deficit (included in Note 18)	20	—	62
	20	—	(18)

	All schemes
History of defined benefit schemes	2013	2012	2011	2010	2009
	€m	€m	€m	€m	€m
Fair value of plan assets	10	—	371	1,247	10,211
Present value of defined benefit obligations	30	—	353	1,240	10,566
Net	20	—	(18)	(7)	355

Experience gains/(losses) on plan liabilities	—	1	1	(46)	212
Experience gains on plan assets	—	—	33	6	203
Actual return on pension schemes assets	1	—	92	71	649
Actual return on pension schemes assets - %	10%	—	7.40%	6.20%	6.80%

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at the balance sheet dates to a change in the principal actuarial assumptions.

	All schemes
	Increase/(decrease)
	in pension cost for year			in obligation at 31 December
	2013	2012	2011	2013	2012	2011
	€m	€m	€m	€m	€m	€m
0.25% increase in the discount rate	1	—	(2)	—	—	5
0.25% increase in inflation	—	—	2	—	—	14
0.25% additional rate of increase in pensions in payment	(1)	—	—	—	—	—
0.25% additional rate of increase in deferred pensions	—	—	1	—	—	9
0.25% additional rate of increase in salaries	—	—	1	—	—	2
Longevity increase of 1 year	(1)	—	1	—	—	5

Pension risk

RBSH Group is exposed to risk from its defined benefit pension schemes to the extent that the assets of the schemes do not fully match the timing and amount of the schemes’ liabilities. Pensions scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in legislation. Ultimate responsibility for RBSH Group’s pension scheme is separate from RBSH Group management. RBSH Group is exposed to the risk that the market value of the schemes’ assets, together with future returns and any additional future contributions could be considered insufficient to meet the liabilities as they fall due. In such circumstances, RBSH Group could be obliged, or may choose, to make additional contributions to the schemes.

The pension funds in India are the main source of pension risk. The Trustees or Pension Boards of these schemes are solely responsible for the investment of the schemes’ assets which are held separately from the assets of RBSH Group.

RBS Holdings N.V.                                                                                                                                                                                                           109

Notes on the consolidated accounts

5 Auditor’s remuneration

Amounts charged to the income statement relating to RBSH Group's auditors for statutory audit and other services are set out below. All audit-related and other services are approved by RBSH Group Supervisory Board and are subject to strict controls to ensure external auditor’s independence is unaffected by the provision of other services. The Committee recognises that for certain assignments the auditors are best placed to perform the work economically. For other work RBSH Group selects the supplier best placed to meet its requirements. RBSH Group's auditors are free to tender for such work in competition with other firms where the work is permissible under audit independence rules.

	2013	2012	2011
	€m	€m	€m
Fees for the audit of RBSH Group's annual accounts (1)	5.0	8.5	11.1
Audit related services (2)	0.8	0.9	0.6
Total audit and audit-related services	5.8	9.4	11.7

Fees to the auditors and their associates for other services
- Services relating to taxation (3)	—	0.1	0.6
- All other services	0.1	—	0.1
Total other services	0.1	0.1	0.7
Total	5.9	9.5	12.4

Notes:

(1)       2011 fees include €1.8 million in relation to statutory audits.

(2)       Includes fees of €0.1 million in relation to statutory audits and €0.6 million in respect of regulatory audits.

(3)       2011 fees include €0.3 million in relation to tax advisory services.

Deloitte Accountants B.V. provided audit and audit-related services amounting to €1.2 million (2012 - €3.5 million; 2011 - €4.8 million). The remaining amounts relate to services provided by other Deloitte Member Firms. The amount paid to Deloitte LLP in 2013 in respect of audit fees was €2.0 million.

RBS Holdings N.V.                                                                                                                                                                                                           110

Notes on the consolidated accounts

6 Tax
	2013	2012	2011
	€m	€m	€m
Current tax
Charge for the year	(49)	(85)	(96)
Over/(under) provision in respect of prior years	162	(105)	—
	113	(190)	(96)

Deferred tax
(Charge)/credit for the year	(45)	95	(341)
Under provision in respect of prior years	(80)	(34)	(12)
Tax charge for the year	(12)	(129)	(449)

The actual tax charge differs from the expected tax credit computed by applying the statutory tax rate of the Netherlands of 25% as follows:

	2013	2012	2011
	€m	€m	€m
Expected tax credit	36	222	46
Sovereign debt impairment where no deferred tax asset recognised	—	—	(365)
Non-deductible items	(18)	(5)	(34)
Non-taxable items (including recycling of foreign exchange reserve)	35	87	105
Foreign profits taxed at other rates	5	(5)	(33)
Reduction in deferred tax asset following change in the rate of UK corporation tax (1)	—	(32)	(22)
Losses in year not recognised	(163)	(277)	(145)
Losses brought forward and utilised	26	68	11
Reduction in carrying value of deferred tax asset in respect of losses in Australia	—	(235)	—
(Increase)/reduction in carrying value of deferred tax liability in respect of associates	(29)	50	—
Adjustments in respect of prior years (2)	111	(2)	(12)
Other	(15)	—	—
Actual tax charge	(12)	(129)	(449)

Notes:

(1)       In recent years the UK Government has steadily reduced the rate of UK corporation tax, with the latest enacted rate standing at 21% with effect from 1 April 2014 and 20% with effect from 1 April 2015. The closing deferred tax assets and liabilities have been calculated in accordance with rates enacted at the balance sheet date.

(2)       Prior period tax adjustments include the release of tax provisions on investment disposals and adjustments to reflect submitted tax computations in the Netherlands and overseas.

7 Dividends

RBS Holdings N.V. made no dividend distributions during the years ended 31 December 2013, 2012 or 2011.

RBS Holdings N.V.                                                                                                                                                                                                           111

Notes on the consolidated accounts

8 Financial instruments - classification

The following tables show RBSH Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

		Designated as				Other financial
		at fair value				instruments	Non financial
	Held-for-	through	Hedging	Available	Loans and	(amortised	assets/
	trading	profit or loss	derivatives	-for-sale	receivables	cost)	liabilities	Total
2013	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	—		—	3,193			3,193
Loans and advances to banks (1,8)	801	—		—	4,894			5,695
Loans and advances to customers (2,8)	378	—		—	3,406			3,784
Amounts due from ultimate holding company					2,820			2,820
Debt securities (3)	511	130		14,608	39			15,288
Equity shares	229	49		17				295
Settlement balances	—	—		—	10			10
Derivatives (8)	4,641		141					4,782
Deferred taxation							40	40
Prepayments, accrued income and other assets	—	—		—	—		1,853	1,853
Assets of disposal groups							2,048	2,048
	6,560	179	141	14,625	14,362	—	3,941	39,808

Liabilities
Deposits by banks (4,8)	1,024	—				17,919		18,943
Customer accounts (5,8)	694	—				3,457		4,151
Debt securities in issue (6,7)		830				489		1,319
Settlement balances and short positions	22	—				83		105
Derivatives (8)	4,470		1,392					5,862
Accruals, deferred income and other liabilities	—	—				65	1,000	1,065
Deferred taxation							63	63
Subordinated liabilities	—	612				4,339		4,951
Liabilities of disposal groups							407	407
	6,210	1,442	1,392			26,352	1,470	36,866
Equity								2,942
								39,808

For the notes to this table refer to page 114.

RBS Holdings N.V.                                                                                                                                                                                                           112

Notes on the consolidated accounts

8 Financial instruments – classification continued
		Designated as				Other financial
		at fair value				instruments	Non financial
	Held-for-	through	Hedging	Available	Loans and	(amortised	assets/
	trading	profit or loss	derivatives	-for-sale	receivables	cost)	liabilities	Total
2012	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	—		—	2,294			2,294
Loans and advances to banks (1,8)	1,521	—		—	10,685			12,206
Loans and advances to customers (2,8)	448	—		—	5,932			6,380
Amounts due from ultimate holding company					2,949			2,949
Debt securities (3)	845	65		21,612	133			22,655
Equity shares	1,029	53		45	—			1,127
Settlement balances	—	—		—	31			31
Derivatives (8)	7,369		186					7,555
Deferred taxation							420	420
Prepayments, accrued income and other assets	—	—		—	—		1,533	1,533
Assets of disposal groups							13,804	13,804
	11,212	118	186	21,657	22,024		15,757	70,954

Liabilities
Deposits by banks (4,8)	1,305	—				33,160		34,465
Customer accounts (5,8)	666	—				1,972		2,638
Debt securities in issue (6, 7)	73	1,501				1,028		2,602
Settlement balances and short positions	34	—				73		107
Derivatives (8)	7,246		2,398					9,644
Accruals, deferred income and other liabilities	—	—				—	1,782	1,782
Deferred taxation							40	40
Subordinated liabilities	—	724				6,127		6,851
Liabilities of disposal groups							11,026	11,026
	9,324	2,225	2,398			42,360	12,848	69,155
Equity								1,799
								70,954

For the notes to this table refer to page 114.

RBS Holdings N.V.                                                                                                                                                                                                           113

Notes on the consolidated accounts

8 Financial instruments – classification continued
		Designated as				Other financial
		at fair value				instruments	Non financial
	Held-for-	through	Hedging	Available	Loans and	(amortised	assets/
	trading	profit or loss	derivatives	-for-sale	receivables	cost)	liabilities	Total
2011	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	—		—	12,609			12,609
Loans and advances to banks (1,8)	2,166	—		—	23,751			25,917
Loans and advances to customers (2,8)	966	—		—	28,612			29,578
Amounts due from ultimate holding company					1,136			1,136
Debt securities (3)	4,553	152		34,393	547			39,645
Equity shares	2,558	238		297				3,093
Settlement balances	—	—		—	2,608			2,608
Derivatives (8)	18,743		395					19,138
Deferred taxation							444	444
Prepayments, accrued income and other assets	—	—		—	—		5,913	5,913
Assets of disposal groups							6,695	6,695
	28,986	390	395	34,690	69,263	—	13,052	146,776

Liabilities
Deposits by banks (4,8)	1,248	—				45,272		46,520
Customer accounts (5,8)	1,017	—				38,584		39,601
Debt securities in issue (6, 7)	65	10,720				6,929		17,714
Settlement balances and short positions	564	—				2,845		3,409
Derivatives (8)	17,571		2,297					19,868
Accruals, deferred income and other liabilities	—	—				—	3,895	3,895
Deferred taxation							201	201
Subordinated liabilities	—	523				6,336	—	6,859
Liabilities of disposal groups							5,293	5,293
	20,465	11,243	2,297			99,966	9,389	143,360
Equity								3,416
								146,776

Notes:

(1)    Includes reverse repurchase agreements of €53 million (2012 - €68 million; 2011 - €9,100 million).

(2)    Includes reverse repurchase agreements of €2 million (2012 - €5 million; 2011 - €283 million).

(3)    Includes treasury bills, similar securities and other eligible bills of €84 million (2012 - €486 million; 2011 - €3,147 million).

(4)    Includes repurchase agreements of €11,710 million (2012 - €12,624 million; 2011 - €16,532 million).

(5)    Includes repurchase agreements of €33 million (2012 - €18 million; 2011 - €759 million).

(6)    Includes bonds and medium term notes of €1,319 million (2012 - €2,468 million; 2011 - €13,825 million) and certificates of deposit and other commercial paper of nil (2012 - €116 million; 2011 - €3,889 million).

(7)    €89 million (2012 - €865 million; 2011 - €1,290 million) has been recognised in profit or loss for changes in credit risk associated with debt securities in issue designated as at fair value through profit or loss measured as the change in fair value from movements in the period in the credit risk premium payable by RBSH Group.

(8)    Includes the following intergroup balances:

▪          Loans and advances to banks of €2,858 million (2012 - €8,938 million; 2011 - €13,722 million).

▪          Loans and advances to customers of €42 million (2012 and 2011 - nil).

▪          Derivative assets of €2,569 million (2012 - €4,624 million; 2011 - €11,062 million).

▪          Bank deposits of €17,652 million (2012 - €28,458 million; 2011 - €33,258 million).

▪          Customer accounts of nil (2012 - nil; 2011 - €1,146 million).

▪          Derivative liabilities of €3,806 million (2012 - €6,970 million; 2011 - €11,714 million).

RBS Holdings N.V.                                                                                                                                                                                                           114

Notes on the consolidated accounts

8 Financial instruments – classification continued
Amounts included in the consolidated income statement:
	2013	2012	2011
	€m	€m	€m
(Losses)/gains on financial assets/liabilities designated as at fair value through profit or loss	(28)	94	1,259
(Losses)/gains on disposal or settlement of loans and receivables	(28)	(35)	10

The tables below present information on financial assets and liabilities that are offset in the balance sheet under IFRS or subject to enforceable master netting agreement together with financial collateral received or given.

				Effect of		Net amount
2013				master netting		after the effect of
		IFRS		agreement/similar	Financial	netting arrangements
	Gross	offset	Balance sheet	agreements	collateral	and related collateral
	€m	€m	€m	€m	€m	€m
Financial assets
Derivatives	3,459	—	3,459	(1,907)	(889)	663
Loans and advance to customers	1,543	(1,543)	—	—	—	—
	5,002	(1,543)	3,459	(1,907)	(889)	663

Financial liabilities
Derivatives	55	—	55	(38)	(17)	—
Customer accounts	1,543	(1,543)	—	—	—	—
	1,598	(1,543)	55	(38)	(17)	—

2012
Financial assets
Derivatives	1,072	(35)	1,037	(171)	(807)	59
Loans and advance to customers	1,790	(1,790)	—	—	—	—
	2,862	(1,825)	1,037	(171)	(807)	59

Financial liabilities
Derivatives	311	(35)	276	(171)	(49)	56
Customer accounts	1,790	(1,790)	—	—	—	—
	2,101	(1,825)	276	(171)	(49)	56

2011
Financial assets
Derivatives	1,644	—	1,644	(1,644)	—	—

Financial liabilities
Derivatives	1,644	—	1,644	(1,644)	—	—

RBS Holdings N.V.                                                                                                                                                                                                           115

Notes on the consolidated accounts

9 Financial instruments - valuation

Valuation of financial instruments carried at fair value

Control environment

Common valuation policies, procedures, frameworks and models apply across the RBS Group. Therefore for the most part, discussions on these aspects below reflect those in the RBS Group as relevant for businesses and operations in the RBSH Group.

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

A new IPV quality hierarchy was implemented with detailed classifications linked to the fair value hierarchy principles as laid out in IFRS 13 ‘Fair value measurement’. The new hierarchy classifies IPV differences into fair value levels 1, 2 and 3 with the valuation uncertainty risk increasing as the levels rise from 1 to 3. These differences are then further classified into high, medium, low and indicative depending on the quality of the independent data available to validate the prices. Valuations are revised if they are outside agreed thresholds for each of the levels.

IPV is performed at a frequency to match the availability of independent data. For liquid instruments, the standard is to perform IPV daily. The minimum frequency of review in RBSH Group is monthly for exposures in the regulatory trading book and quarterly for exposures in the regulatory banking book. Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves process in detail. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The RBS Group Global Pricing Unit (GPU) determines IPV policy, monitors adherence to that policy and performs additional independent reviews on highly subjective valuation issues for Markets and Non-Core.

In 2013, RBSH Group has made a significant and ongoing investment into enhancing its already robust control environment. This included continuing investment in global IPV and reserving tools which partly automated the IPV and reserves process into a single central portal. System developments included implementing a rules based approach which ensures consistency across portfolios and the use of hierarchy of independent data inputs.

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

The RBS Group Management Valuation Control Committees meet formally on a monthly basis to discuss independent pricing, reserving and valuation issues relating to both Markets and Non-Core exposures. All material methodology changes require review and ratification by these committees. The committees, which include valuation specialists representing several independent review functions, comprise Market Risk, QuaRC, Finance and senior business representatives.

The RBS Group Executive Valuation Committee discusses the issues escalated by the Modelled Product Review Committee, Markets and Non-Core Management Valuations Control Committees and other relevant issues. This committee covers key material and subjective valuation issues within the trading businesses and provides a ratification to the appropriateness of areas with high levels of residual valuation uncertainty. Committee members include RBS Group Finance Director, RBS Group Chief Accountant, RBS Group Head of Market Risk, the Markets Chief Financial Officer, the Non-Core Chief Financial Officer, the Head of QuaRC, the Head of GPU and representation from Front Office Trading and Finance.

RBS Holdings N.V.                                                                                                                                                                                                           116

Notes on the consolidated accounts

9 Financial instruments - valuation continued

Valuation issues, adjustments and reserves are reported to the Risk and Audit Committee of RBSH Group. Key judgmental issues are described in reports submitted to the Audit Committee.

New products

RBSH Group has formal review procedures owned by Group Operational Risk within RBS Group to ensure that new products, asset classes and risk types are appropriately reviewed to ensure, amongst other things that valuation is appropriate. The scope of this process includes new business, markets, models, risks and structures.

Valuation hierarchy

There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 13. Some instruments may not easily fall into a level of the fair value hierarchy and judgment may be required as to which level the instrument is classified.

Initial classification of a financial instrument is carried out by the Business Unit Control team following the principles in IFRS. The Business Unit Control team base their judgment on information gathered during the IPV process for instruments which include the sourcing of independent prices and model inputs. The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument.

These initial classifications are reviewed and challenged by GPU and are also subject to senior management review. Particular attention is paid to instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high.

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

•         Interest rates - these are principally benchmark interest rates such as the London Interbank Offered Rate (LIBOR), Overnight Index Swaps rate (OIS) and other quoted interest rates in the swap, bond and futures markets.

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

RBS Holdings N.V.                                                                                                                                                                                                           117

Notes on the consolidated accounts

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

Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the Group submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. The sources of independent data are reviewed for quality and are applied in the IPV processes using formalised input quality hierarchy. These adjustments reflect RBSH Group's assessment of factors that market participants would consider in setting a price. Furthermore, on an ongoing basis, RBSH Group assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, RBSH Group makes adjustments to the model valuation to calibrate to other available pricing sources.

Where unobservable inputs are used, RBSH Group may determine a range of possible valuations derived from differing stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, RBSH Group considers certain adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to compensate for any known model limitations.

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The valuation framework used to determine the fair value of uncollateralised derivative exposures was refined during the year in line with market developments. The weightings applied to the expected losses and gains in the credit valuation adjustments (CVA) and own credit adjustments (OCA) calculations have been removed. Funding valuation adjustments (FVA) now reflect the counterparty contingent nature of the exposures. FVA is also now considered the primary adjustment applied to liabilities; the extent to which OCA and FVA overlap is eliminated from OCA. The following table shows CVA and other valuation reserves.

Credit valuation adjustments

Credit valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the counterparty credit risk inherent in counterparty derivative exposures.

	2013	2012	2011
	€m	€m	€m
Credit valuation adjustments (CVA):
Monoline insurers	7	13	222
Other counterparties	38	151	221
	45	164	443
Bid-offer and liquidity reserves	1	20	61
Valuation reserves	46	184	504

Monoline insurers

The RBSH Group’s exposure to monolines is predominately credit default swaps (CDSs) referencing ABS held directly or synthetically.

For the majority of trades the gross mark-to-market of the monoline protection is determined directly from the fair value price of the underlying reference instrument. However, for the remainder of the trades the gross mark-to-market is determined using industry standard models.

The CVA methodology uses market implied probability of defaults and internally assessed recovery rates to determine the level of expected loss on monoline exposures of different maturities. The probability of default is calculated with reference to market observable credit spreads and recovery levels. CVA is calculated at a trade level by applying the expected loss corresponding to each trade’s expected maturity, to the gross mark-to-market of the monoline protection. The expected maturity of each trade reflects the scheduled notional amortisation of the underlying reference instruments and whether payments due from the monoline are received at the point of default or over the life of the underlying reference instruments.

Other counterparties

The CVA for all other counterparties is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Where a positive exposure exists to a counterparty that is considered to be close to default, the CVA is calculated by applying expected losses to the current level of exposure. Otherwise, expected losses are applied to estimated potential future positive exposures which are modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors.

Potential future positive exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled using the Group's core counterparty risk systems. The majority of the RBSH Group's CVA held in relation to other counterparties arises on these vanilla products together with exposures to counterparties which are considered to be close to default. The exposures arising from all other product types are modelled and assessed separately. The potential future positive exposure to each counterparty is the aggregate of the exposures arising on the underlying product types.

RBS Holdings N.V.                                                                                                                                                                                                           118

Notes on the consolidated accounts

9 Financial instruments - valuation: Valuation reserves continued

Expected losses are determined from market implied probabilities of default and internally assessed recovery levels. The probability of default is calculated with reference to observable credit spreads and observable recovery levels. For counterparties where observable data do not exist, the probability of default is determined from the credit spreads and recovery levels of similarly rated entities. Weightings that were previously applied in the expected losses calculation were removed during 2013 in line with market developments.

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

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability. Bid-offer methodologies may also incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds.

As permitted by IFRS 13, netting is applied on a portfolio basis to reflect the level at which RBSH Group believes it could exit the portfolio, rather than the sum of exit costs for each of the portfolio’s individual trades. This is applied where the desk manages the asset and liability positions as a portfolio for risk and reporting purposes. For example, netting is applied where long and short risk in two different maturity buckets can be closed out in a single market transaction at less cost than by way of two separate transactions (calendar netting). This reflects the fact that to close down the portfolio, the net risk can be settled rather than each long and short trade individually.

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

RBS Holdings N.V.                                                                                                                                                                                                           119

Notes on the consolidated accounts

9 Financial instruments - valuation continued

For issued debt and structured notes this adjustment is based on debt issuance spreads above average inter-bank rates (at a range of tenors). Secondary senior debt issuance spreads are used in the calculation of the own credit adjustment applied to senior debt.

The fair value of the RBSH Group's derivative financial liabilities has also been adjusted to reflect RBSH Group's own credit risk (DVA). Expected gains are applied to estimated potential future negative exposures, the modelling of which is consistent with the approach used in calculation of CVA relating to Other counterparties. Expected gains are determined from market implied probabilities of default and recovery levels. Weightings that were previously applied in the expected gains calculation were removed during the period in line with market developments. FVA is also now considered the primary adjustment applied to derivative liabilities; the extent to which DVA and FVA overlap is eliminated from DVA.

The own credit adjustment for fair value does not alter cash flows, is not used for performance management, is disregarded for regulatory capital reporting processes and will reverse over time as the liabilities mature.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period whereas the income statement includes intra-period foreign exchange sell-offs and excludes the impact of the methodology refinements relating to derivative financial liabilities. The methodology refinements also related to other valuation adjustments, and the impact of the refinements was reported as part of the reported profit or loss for the other valuation adjustments.

The effect of change in credit spreads could reverse in future periods provided the liability is not repaid at a premium or a discount.

The cumulative own credit adjustments on own liabilities are set out below.

	Debt securities
	in issue and
	subordinated
	liabilities (1)	Derivatives	Total
Cumulative own credit adjustment	€m	€m	€m
2013	(230)	(13)	(243)
2012	(344)	(24)	(368)
2011	(1,303)	(70)	(1,373)

Book values of underlying liabilities	€bn
2013	1.4
2012	2.2
2011	11.2

Note:

(1)    Includes wholesale and retail note issuances.

RBS Holdings N.V.                                                                                                                                                                                                           120

Notes on the consolidated accounts

9 Financial instruments - valuation continued
Valuation hierarchy
The tables below show financial instruments carried at fair value on RBSH Group’s balance sheet by hierarchy - level 1, level 2 and level 3 (1).

	2013				2012				2011
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn
Assets
Loans and advances
- banks	0.8	—	0.8	—	1.5	—	1.5	—	2.2	—	2.2	—
- customers	0.4	—	0.4	—	0.4	—	0.4	—	1.0	—	1.0	—
Debt securities
Government	6.0	3.6	2.4	—	8.0	5.2	2.8	—	19.0	12.8	6.2	—
RMBS	8.3	—	8.3	—	13.0	—	13.0	—	15.6	—	15.6	—
CDOs	—	—	—	—	0.1	—	0.1	—	0.2	—	0.2	—
CLOs	0.1	—	0.1	—	0.1	—	0.1	—	0.3	—	0.3	—
Other ABS	0.2	—	0.2	—	0.5	—	0.5	—	1.1	—	1.1	—
Corporate	0.1	—	0.1	—	0.2	—	0.2	—	0.5	—	0.4	0.1
Other (3)	0.5	—	0.5	—	0.6	—	0.6	—	2.4	0.2	1.9	0.3
	15.2	3.6	11.6	—	22.5	5.2	17.3	—	39.1	13.0	25.7	0.4
Equity shares	0.3	—	0.2	0.1	1.1	0.7	0.3	0.1	3.1	2.1	0.5	0.5
Derivatives
Foreign exchange	1.1	—	0.9	0.2	1.7	—	1.4	0.3	6.5	—	6.5	—
Interest rate	3.1	—	3.1	—	4.9	—	4.9	—	7.4	—	7.2	0.2
Equities	0.4	—	0.4	—	0.8	—	0.7	0.1	4.2	—	3.8	0.4
Commodities	—	—	—	—	—	—	—	—	0.5	—	0.5	—
Credit	0.2	—	0.1	0.1	0.2	—	0.1	0.1	0.5	—	0.4	0.1
	4.8	—	4.5	0.3	7.6	—	7.1	0.5	19.1	—	18.4	0.7
Total assets	21.5	3.6	17.5	0.4	33.1	5.9	26.6	0.6	64.5	15.1	47.8	1.6
Liabilities
Deposits
- banks	1.0	—	1.0	—	1.3	—	1.2	0.1	1.3	—	1.3	—
- customers	0.7	—	0.7	—	0.7	—	0.7	—	1.0	—	1.0	—
Debt securities in issue	0.8	—	0.7	0.1	1.6	—	1.6	—	10.7	—	10.2	0.5
Short positions	—	—	—	—	—	—	—	—	0.6	0.3	0.2	0.1
Derivatives
Foreign exchange	1.3	—	1.1	0.2	1.7	—	1.6	0.1	6.1	—	6.1	—
Interest rate	4.3	—	4.3	—	7.3	—	7.1	0.2	10.2	—	9.7	0.5
Equities	0.2	—	0.2	—	0.4	—	0.4	—	2.6	—	2.6	—
Commodities	—	—	—	—	—	—	—	—	0.5	0.1	0.4	—
Credit	0.1	—	—	0.1	0.2	—	0.1	0.1	0.5	—	0.4	0.1
	5.9	—	5.6	0.3	9.6	—	9.2	0.4	19.9	0.1	19.2	0.6
Subordinated liabilities	0.6	—	0.6	—	0.7	—	0.7	—	0.5	—	0.5	—
Total liabilities	9.0	—	8.6	0.4	13.9	—	13.4	0.5	34.0	0.4	32.4	1.2

For notes relating to this table refer to page 123.

RBS Holdings N.V.                                                                                                                                                                                                           121

Notes on the consolidated accounts

9 Financial instruments - valuation continued
Valuation hierarchy continued
The following table analyses level 3 balances and related valuation sensitivities.
	2013			2012
		Sensitivity (2)			Sensitivity (2)
	Balance	Favourable	Unfavourable	Balance	Favourable	Unfavourable
	€m	€m	€m	€m	€m	€m
Assets
Debt securities	27	2	(2)	7	—	—
Equity shares	65	12	(9)	118	8	(13)
Derivatives
Credit	52	4	(4)	144	4	(14)
Other	211	7	(8)	323	5	(36)
	263	11	(12)	467	9	(50)
Total assets at 31 December	355	25	(23)	592	17	(63)

Total assets at 31 December 2011				1,630	165	(154)

Liabilities
Deposits by banks	49	5	(13)	84	22	—
Debt securities in issue	74	7	(8)	37	15	(12)
Derivatives
Credit	95	9	(10)	46	12	(5)
Other	196	4	(4)	307	18	(47)
	291	13	(14)	353	30	(52)
Total liabilities at 31 December	414	25	(35)	474	67	(64)

Total liabilities at 31 December 2011				1,185	138	(56)

For notes relating to this table refer to next page.

RBS Holdings N.V.                                                                                                                                                                                                           122

Notes on the consolidated accounts

9 Financial instruments - valuation continued
Amounts classified as available-for-sale
					Level 3 sensitivity (2)
	Total	Level 1	Level 2	Level 3	Favourable	Unfavourable
2013	€m	€m	€m	€m	€m	€m
Debt securities	14,608	3,566	11,017	25	2	(2)
Equity shares	17	—	—	17	2	(2)
	14,625	3,566	11,017	42	4	(4)

2012
Debt securities	21,612	4,312	17,300	—	—	—
Equity shares	45	4	10	31	4	(4)
	21,657	4,316	17,310	31	4	(4)

2011
Debt securities	34,393	11,967	22,386	40	1	(1)
Equity shares	297	5	70	222	32	(33)
	34,690	11,972	22,456	262	33	(34)

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

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, banker dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

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

(4)    Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred.

(5)   Improvements in IPV methodology resulted in €37 million assets and €36 million liabilities, principally derivatives transfers from level 3 to level 2. Transfers from level 2 to level 3 primarily resulted from unobservability of valuation inputs and market illiquidity and comprised: deposits (€156 million), debt securities in issue (€87 million) and derivatives (assets €18 million and liabilities €34 million). There were no significant transfers between level 1 and level 2.

RBS Holdings N.V.                                                                                                                                                                                                           123

Notes on the consolidated accounts

9 Financial instruments - valuation continued

Valuation techniques

The table below shows a breakdown of valuation techniques and the ranges for those unobservable inputs used in valuation models and techniques that have a material impact on the valuation of Level 3 financial instruments. The table excludes unobservable inputs where the impact on valuation is less significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst we indicate where we consider that there are significant relationships between the inputs, these inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

	Level 3 (€bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High
Equity shares	0.1		Discounted cash flow model (DCF)	Discount rate (1)	20%	100%
Debt securities in issue		0.1	DCF	Discount margin (2)	84bps	114bps
			Option pricing	Volatility (3)	27%	30%
Derivatives
Foreign exchange	0.2	0.2	Option pricing	Correlation (4)	93%	107%
Credit	0.1	0.1	DCF	Discount margin (2)	16%	21%

Notes:

(1)    Discount rate: The rate at which future cash flows are discounted. A higher discount rate reduces the net present value of future cash flows.

(2)    Credit spreads and discount margins: Credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises credit spread or margin plus the benchmark rate; it is used to value future cash flows.

(3)    Volatility: A measure of the tendency of a price to change with time.

(4)    Correlation: Measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.

(5)    RBSH Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

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

The breadth and depth of this data allows a good assessment to be made of market activity, liquidity and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available the instrument will be considered to be level 3.

As part of RBSH Group’s IPV process, data is gathered at a trade level from market trading activity, trading systems, pricing services, consensus pricing providers, brokers and research material amongst other sources.

RBS Holdings N.V.                                                                                                                                                                                                           124

Notes on the consolidated accounts

9 Financial instruments - valuation continued

Modelled products

For modelled products the market convention is to quote these trades through the model inputs or parameters as opposed to a cash price equivalent. A mark-to-market is derived from the use of the independent market inputs calculated using RBSH Group’s model.

The decision to classify a modelled asset as level 2 or 3 will be dependent upon the product/model combination, the currency, the maturity, the observability and quality of input parameters and other factors. All these need to be assessed to classify the asset.

An assessment is made of each input into a model. There may be multiple inputs into a model and each is assessed in turn for observability and quality. As part of the process of classifying the quality of IPV results the IPV quality classifications have been designed to follow the accounting level classifications, although with a further level of granualrity. For example there are a number of different IPV quality levels that equate to a level 2 classification and so on.

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

Non-modelled products

Non-modelled products are generally quoted on a price basis and can therefore be considered for each of the 3 levels. This is determined by the market activity liquidity and valuation uncertainty of the instruments which is in turn measured from the availability of independent data used by the IPV process to allocate positions to IPV quality trends.

The availability and quality of independent pricing information is considered during the classification process. An assessment is made regarding the quality of the independent information. For example where consensus prices are used for non-modelled products, a key assessment of the quality of a price is the depth of the number of prices used to provide the consensus price. If the depth of contributors falls below a set hurdle rate, the instrument is considered to be level 3. This hurdle rate is that used in the IPV process to determine the IPV quality rating.  However, where an instrument is generally considered to be illiquid, but regular quotes from market participants exist, these instruments may be classified as level 2 depending on frequency of quotes, other available pricing and whether the quotes are used as part of the IPV process or not.

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

Level 3 portfolios and sensitivity methodologies

For each of the portfolio categories shown in the above table, there follows a description of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value, including a description of valuation techniques used for levels 2 and 3 and inputs to those models and techniques. Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated. Where there have been significant changes to valuation techniques during the year a discussion of the reasons for this are also included.

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

RBS Holdings N.V.                                                                                                                                                                                                           125

Notes on the consolidated accounts

9 Financial instruments - valuation continued

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

Credit derivatives

RBSH Group's other credit derivatives include vanilla and bespoke portfolio tranches, gap risk products and certain other unique trades.

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

RBS Holdings N.V.                                                                                                                                                                                                           126

Notes on the consolidated accounts

9 Financial instruments - valuation continued

Interest rate derivatives

Interest rate derivatives provide a payout (or series of payouts) linked to the performance of one or more underlying, including interest rates, foreign exchange rates and commodities.

Exotic valuation inputs include the correlation between interest rates, foreign exchange rates and commodity prices. Correlations for more liquid rate pairs are valued using independently sourced consensus pricing levels. Where a consensus pricing benchmark is unavailable, these instruments are classified as level 3.

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

Own credit - issued debt

For structured notes issued the own credit adjustment is based on debt issuance spreads above average inter-bank rates at the reporting date (at a range of tenors). Whilst certain debt issuance spreads are not based on observable market data, these inputs are not considered to have a significant effect on the valuation of individual trades. Neither the classification of structured notes issued nor any related valuation sensitivities are determined by the observability of the debt issuance spreads.

RBS Holdings N.V.                                                                                                                                                                                                           127

Notes on the consolidated accounts

9 Financial instruments - valuation continued
Level 3 movement table
											Amounts recorded
		(Losses)/gains Recorded in the									in the income
								Transfer to			statement relating
	At							disposal		At	to instruments
	1 January	income		Level 3 transfers				groups	Foreign	31 December	held at year end
	2013	statement	SOCI	In	Out	Purchases	Settlements	and sales	exchange	2013	- unrealised
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Assets
FVTPL (2)
Debt securities	7	—	—	—	—	—	—	(4)	(1)	2	—
Equity shares	87	(2)	—	—	(2)	20	—	(53)	(2)	48	—
Derivatives	467	(105)	—	18	(35)	102	(56)	(116)	(12)	263	(87)
FVTPL assets	561	(107)	—	18	(37)	122	(56)	(173)	(15)	313	(87)

AFS (3)
Debt securities	—	—	—	—	—	25	—	—	—	25	—
Equity shares	31	—	(5)	10	—	7	—	(21)	(5)	17	—
AFS assets	31	—	(5)	10	—	32	—	(21)	(5)	42	—
	592	(107)	(5)	28	(37)	154	(56)	(194)	(20)	355	(87)

Liabilities
Deposits	84	(40)	—	156	—	1	—	(147)	(5)	49	(33)
Debt securities in	37	(44)			(3)		—	—	(3)	74	(35)
issue			—	87		—
Short positions	—	—	—	—	—	—	—	—	—	—	—
Derivatives	353	81	—	34	(33)	47	(57)	(123)	(11)	291	83
	474	(3)	—	277	(36)	48	(57)	(270)	(19)	414	15

		Gain/(losses)							Amounts recorded
		recorded							in the income
	At	in the income	Level 3			Transfer to		At	statement relating
	1 January	statement or	transfers			disposal groups	Foreign	31 December	to instruments
	2012	SOCI (1, 4)	in/out	Purchases	Settlements	and sales	exchange	2012	held at year end
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Assets
FVTPL (2)
Debt securities	399	11	4	2	—	(419)	10	7	—
Equity shares	277	(11)	(70)	1	—	(113)	3	87	(3)
Derivatives	692	(7)	158	11	(306)	(100)	19	467	(47)
FVTPL assets	1,368	(7)	92	14	(306)	(632)	32	561	(50)

AFS (3)
Debt securities	40	31	—	—	(4)	(67)	—	—	—
Equity shares	222	101	70	1	—	(363)	—	31	52
AFS assets	262	132	70	1	(4)	(430)	—	31	52
	1,630	125	162	15	(310)	(1,062)	32	592	2

Liabilities
Deposits	—	85	—	—	—	—	(1)	84	84
Debt securities in issue	485	(22)	—	—	(427)	—	1	37	(18)
Short positions	67	(69)	—	—	—	—	2	—	—
Derivatives	633	(95)	(51)	34	(33)	(153)	18	353	3
	1,185	(101)	(51)	34	(460)	(153)	20	474	69

For the notes relating to these tables refer to the following page.

RBS Holdings N.V.                                                                                                                                                                                                           128

Notes on the consolidated accounts

9 Financial instruments - valuation continued
Level 3 movement table continued
		(Losses)/gains								Amounts recorded
		recorded								in the income
	At	in the income	Level 3				Transfer to		At	statement relating
	1 January	statement or	transfers				disposal groups	Foreign	31 December	to instruments
	2011	SOCI (1, 4)	in/out	Issuances	Purchases	Settlements	and sales	exchange	2011	held at year end
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Assets
FVTPL (2)
Loans and advances	242	(20)	—	—	59	(229)	(59)	7	—	—
Debt securities	1,003	(184)	(88)	—	4	(1)	(364)	29	399	35
Equity shares	354	(32)	108	—	9	(85)	(86)	9	277	(27)
Derivatives	632	25	(21)	4	359	(71)	(255)	19	692	89
FVTPL assets	2,231	(211)	(1)	4	431	(386)	(764)	64	1,368	97

AFS (3)
Debt securities	52	(1)	—	—	—	(13)	—	2	40	—
Equity shares	140	37	55	—	1	—	(13)	2	222	7
AFS assets	192	36	55	—	1	(13)	(13)	4	262	7
	2,423	(175)	54	4	432	(399)	(777)	68	1,630	104

Liabilities
Debt securities in issue	2,284	(183)	9	537	—	(1,020)	(1,149)	7	485	(10)
Short positions	4	—	65	—	—	(2)	(2)	2	67	—
Derivatives	1,002	(44)	92	5	40	(81)	(411)	30	633	72
Other financial liabilities	26	—	(27)	—	—	—	—	1	—	—
	3,316	(227)	139	542	40	(1,103)	(1,562)	40	1,185	62

Notes:

(1)    Net losses recognised in the income statement were €101 million (2012 - €66 million gains). Net losses of €72 million (2012 - €30 million) were included in income from trading activities. None of this relates to discontinued operations.

(2)    FVTPL: Fair value through profit or loss.

(3)    AFS: Available-for-sale.

(4)    SOCI: Statement of comprehensive income.

Gains and losses recognised on assets held-for-trading and derivatives have been included in non-interest income from trading activities. Gains and losses on available-for-sale assets have been included in non-interest income and interest income.

RBS Holdings N.V.                                                                                                                                                                                                           129

Notes on the consolidated accounts

9 Financial instruments - valuation continued

Fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where
	fair value
	approximates			Fair value hierarchy level
	carrying value	Carrying value	Fair value	Level 2	Level 3
2013	€m	€m	€m	€m	€m
Financial assets
Cash and balances at central banks	3,193
Loans and advances to banks		4,894	4,896	2,187	2,709
Loans and advances to customers		3,406	3,249	298	2,951
Amount due from ultimate holding company		2,820	3,279	3,279	—
Debt securities		39	40	—	40
Settlement balances	10

Financial liabilities
Deposits by banks
- items in the course of transmission to other banks	3
- other deposits by banks		17,916	17,922	13,147	4,775
Customer accounts
- demand deposits	1,878
- other customer deposits		1,579	1,578	629	949
Debt securities in issue		489	501	501	—
Settlement balances	83
Subordinated liabilities		4,339	3,649	3,649	—

	2012	2012	2011	2011
	Carrying value	Fair value	Carrying value	Fair value
	€m	€m	€m	€m
Financial assets
Cash and balances at central banks	2,294	2,294	12,609	12,609
Loans and advances to banks	10,685	10,697	23,751	23,720
Loans and advances to customers	5,932	5,617	28,612	27,684
Amounts due from ultimate holding company	2,949	2,949	1,136	1,136
Debt securities	133	133	547	547
Settlement balances	31	31	2,608	2,608

Financial liabilities
Deposits by banks	33,160	33,160	45,272	45,242
Customer accounts	1,972	1,972	38,584	38,584
Debt securities in issue	1,028	997	6,929	6,923
Settlement balances	73	73	2,845	2,845
Subordinated liabilities	6,127	5,700	6,336	4,225

RBS Holdings N.V.                                                                                                                                                                                                           130

Notes on the consolidated accounts

9 Financial instruments - valuation continued

The fair value is the price that would be received to sell  an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates.  Furthermore there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

The fair values of intangible assets, such as core deposits, credit card and other customer relationships are not included in the calculation of these fair values as they are not financial instruments.

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, fair value approximates to carrying value.

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

Debt securities

Fair values are determined using discounted cash flow valuation techniques.

Deposits by banks and customer accounts

Fair values of deposits are estimated using discounted cash flow valuation techniques.

Debt securities in issue and subordinated liabilities

Fair values are determined using quoted prices where available or by reference to valuation techniques and adjusting for own credit spreads where appropriate.

.

10 Financial instruments - maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2013			2012			2011
	Less than	More than		Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total	12 months	12 months	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	3,193	—	3,193	2,294	—	2,294	12,609	—	12,609
Loans and advances to banks	5,245	450	5,695	10,147	2,059	12,206	24,006	1,911	25,917
Loans and advances to customers	2,036	1,748	3,784	2,444	3,936	6,380	16,796	12,782	29,578
Amounts due from ultimate holding company	20	2,800	2,820	131	2,818	2,949	10	1,126	1,136
Debt securities	1,376	13,912	15,288	1,326	21,329	22,655	8,644	31,001	39,645
Equity shares	—	295	295	—	1,127	1,127	—	3,093	3,093
Settlement balances	10	—	10	29	2	31	2,605	3	2,608
Derivatives	658	4,124	4,782	1,464	6,091	7,555	4,988	14,150	19,138

Liabilities
Deposits by banks	18,541	402	18,943	30,083	4,382	34,465	44,762	1,758	46,520
Customer accounts	3,147	1,004	4,151	1,550	1,088	2,638	37,726	1,875	39,601
Debt securities in issue	196	1,123	1,319	561	2,041	2,602	5,598	12,116	17,714
Settlement balances and short positions	105	—	105	79	28	107	3,310	99	3,409
Derivatives	828	5,034	5,862	1,568	8,076	9,644	5,226	14,642	19,868
Subordinated liabilities	—	4,951	4,951	11	6,840	6,851	61	6,798	6,859

RBS Holdings N.V.                                                                                                                                                                                                           131

Notes on the consolidated accounts

10 Financial instruments - maturity analysis continued

Assets and liabilities by contractual cash flow maturity

The tables below and on the following page show the contractual undiscounted cash flows receivable and payable, up to a period of twenty years, including future receipts and payments of interest of on-balance sheet assets by contractual maturity. The balances in the table below do not agree directly with the consolidated balance sheet, as the table includes all cash flows relating to principal and future coupon payments, presented on an undiscounted basis. The tables have been prepared on the following basis:

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by the RBSH Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment, regardless of whether or not such early repayment results in a penalty.

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

For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period, whatever the level of the index at the year end. The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by the RBSH Group, depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayments of assets and liabilities are linked, the repayment of assets in securitisations is shown on the earliest date that the asset can be prepaid, as this is the basis used for liabilities.

The principal amounts of financial assets and liabilities that are repayable after twenty years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after twenty years.

Held-for-trading assets and liabilities - held-for-trading derivative assets and liabilities amounting to €4.6 billion (assets) and €4.5 billion (liabilities) (2012 - €0.2 billion assets and €2.4 billion liabilities; 2011 - €18.7 billion assets and €17.6 billion liabilities) have been excluded from the tables below in view of their short-term nature.

	0 - 3	3 - 12	1 – 3	3 - 5	5 - 10	10 - 20
	months	months	years	years	years	years
2013	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	3,193	—	—	—	—	—
Loans and advances to banks	4,292	448	765	29	23	—
Amounts due from ultimate holding company	42	143	372	372	1,023	1,781
Debt securities	379	1,230	2,073	5,957	2,621	1,144
Settlement balances	10	—	—	—	—	—
Total maturing assets	7,916	1,821	3,210	6,358	3,667	2,925
Loans and advances to customers	1,684	462	419	264	504	250
Derivatives held for hedging	69	34	32	7	—	—
	9,669	2,317	3,661	6,629	4,171	3,175

Liabilities by contractual maturity
Deposits by banks	13,310	5,071	314	34	33	—
Debt securities in issue	95	129	567	49	50	511
Subordinated liabilities	49	218	1,289	1,235	1,094	1,991
Settlement balances and other liabilities	105	—	—	—	—	—
Total maturing liabilities	13,559	5,418	2,170	1,318	1,177	2,502
Customer accounts	2,020	1,070	404	356	106	10
Derivatives held for hedging	95	226	507	255	216	135
	15,674	6,714	3,081	1,929	1,499	2,647

Maturity gap	(5,643)	(3,597)	1,040	5,040	2,490	423
Cumulative maturity gap	(5,643)	(9,240)	(8,200)	(3,160)	(670)	(247)

RBS Holdings N.V.                                                                                                                                                                                                           132

Notes on the consolidated accounts

10 Financial instruments - maturity analysis continued
	0 - 3	3 - 12	1 – 3	3 - 5	5 - 10	10 - 20
	months	months	years	years	years	years
2012	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	2,294	—	—	—	—	—
Loans and advances to banks	9,926	185	433	150	412	433
Amounts due from ultimate holding company	—	119	—	34	102	2,841
Debt securities	691	1,314	3,838	5,956	6,412	1,207
Settlement balances	30	—	—	—	—	—
Total maturing assets	12,941	1,618	4,271	6,140	6,926	4,481
Loans and advances to customers	1,465	1,773	998	555	598	682
Derivatives held for hedging	77	31	35	20	3	—
	14,483	3,422	5,304	6,715	7,527	5,163

Liabilities by contractual maturity
Deposits by banks	18,619	11,663	4,247	81	239	325
Debt securities in issue	142	380	608	607	134	850
Subordinated liabilities	29	895	3,148	489	1,633	1,741
Settlement balances and other liabilities	106	—	—	—	—	—
Total maturing liabilities	18,896	12,938	8,003	1,177	2,006	2,916
Customer accounts	1,398	326	231	78	269	6
Derivatives held for hedging	56	244	668	449	317	171
	20,350	13,508	8,902	1,704	2,592	3,093

Maturity gap	(5,955)	(11,320)	(3,732)	4,963	4,920	1,565
Cumulative maturity gap	(5,955)	(17,275)	(21,007)	(16,044)	(11,124)	(9,559)

2011
Assets by contractual maturity
Cash and balances at central banks	12,607	2	—	—	—	—
Loans and advances to banks	24,041	—	456	106	309	580
Amounts due from ultimate holding company	54	—	77	1,200	—	—
Debt securities	5,108	3,794	7,808	5,745	11,619	2,731
Settlement balances	2,595	10	—	—	—	—
Total maturing assets	44,405	3,806	8,341	7,051	11,928	3,311
Loans and advances to customers	11,539	5,657	5,822	3,902	2,986	1,349
Derivatives held for hedging	37	54	206	116	19	12
	55,981	9,517	14,369	11,069	14,933	4,672

Liabilities by contractual maturity
Deposits by banks	43,741	1,067	694	860	204	25
Debt securities in issue	3,737	2,104	4,855	4,444	2,734	1,344
Subordinated liabilities	54	177	256	2,981	1,514	1,006
Settlement balances and other liabilities	3,209	16	14	70	99	1
Total maturing liabilities	50,741	3,364	5,819	8,355	4,551	2,376
Customer accounts	36,929	843	595	524	691	30
Derivatives held for hedging	197	309	948	517	390	202
	87,867	4,516	7,362	9,396	5,632	2,608

Maturity gap	(6,336)	442	2,522	(1,304)	7,377	935
Cumulative maturity gap	(6,336)	(5,894)	(3,372)	(4,676)	2,701	3,636

RBS Holdings N.V.                                                                                                                                                                                                           133

Notes on the consolidated accounts

10 Financial instruments - maturity analysis continued
Assets and liabilities by contractual cash flow maturity continued
Guarantees and commitments notional amount	2013	2012	2011
	€m	€m	€m
Guarantees (1)	6,884	10,070	19,901
Commitments (2)	972	5,706	22,378
	7,856	15,776	42,279

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

11 Financial assets - impairments
The following table shows the movement in the provision for impairment losses for loans and advances.

	Individually	Collectively		Total	Total	Total
	assessed	assessed	Latent	2013	2012	2011
	€m	€m	€m	€m	€m	€m
At 1 January	306	—	35	341	1,572	1,572
Transfers to/(from) disposal groups	(42)	78	—	36	(171)	—
Currency translation and other adjustments	(14)	5	50	41	(87)	68
Disposals	(4)	(87)	—	(91)	(562)	(45)
Amounts written-off	(98)	(5)	—	(103)	(453)	(397)
Recoveries of amounts previously written-off	8	1	—	9	12	22
Charged/(credited) to the income statement - continuing operations	26	8	(72)	(38)	30	360
Unwind of discount (recognised in interest income)	—	—	—	—	—	(8)
At 31 December	182	—	13	195	341	1,572

	2013	2012	2011
Impairment losses charged to the income statement	€m	€m	€m
Loans and advances to banks	—	15	—
Loans and advances to customers	(38)	15	360
	(38)	30	360
Recoveries/(recharge) to RBS plc under credit protection arrangements	46	(13)	(58)
Debt securities	34	48	1,463
	42	65	1,765

The following tables analyse impaired financial assets.

	2013			2012			2011
			Carrying			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value	Cost	Provision	value
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Loans and advances to banks (1)	1	1	—	—	—	—	52	45	7
Loans and advances to customers (2)	310	181	129	506	306	200	1,878	1,421	457
	311	182	129	506	306	200	1,930	1,466	464

Notes:

(1)    Impairment provisions individually assessed.

(2)    All impairment provisions were individually assessed in 2013 and 2012. Impairment provisions were individually assessed on balances of €1,711 million in 2011.

RBS Holdings N.V.                                                                                                                                                                                                           134

Notes on the consolidated accounts

11 Financial assets - impairments continued
	Carrying	Carrying	Carrying
	value	value	value
	2013	2012	2011
	€m	€m	€m
Debt securities	39	133	515

RBSH Group holds collateral in respect of certain loans and advances to banks and to customers that are past due or impaired. Such collateral includes mortgages over property; charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

Loans that have been renegotiated in the past 12 months that would otherwise have been past due or impaired amounted to nil as at 31 December 2013 (2012 - nil; 2011 - €194 million).

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

RBS Holdings N.V.                                                                                                                                                                                                           135

Notes on the consolidated accounts

12 Derivatives continued
The following table shows the notional amounts and fair values of RBSH Group's derivatives.

	2013			2012			2011
	Notional			Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Exchange rate contracts
Spot, forwards and futures	21,253	382	343	31,204	521	366	104,888	2,585	2,671
Currency swaps	26,107	636	794	94,278	1,039	1,313	81,318	3,696	3,234
Options purchased	1,538	86	—	1,664	118	—	5,065	252	—
Options written	1,241	—	62	1,779	—	114	4,409	—	180

Interest rate contracts
Interest rate swaps	32,073	3,140	4,265	137,077	4,809	7,230	292,228	6,880	9,854
Options purchased	104	2	—	1,456	82	—	6,815	301	3
Options written	172	—	26	1,549	—	27	5,497	—	238
Futures and forwards	—	—	—	—	—	—	873	2	1

Credit derivatives	786	135	157	2,748	197	133	11,315	713	650

Equity and commodity contracts	907	401	215	1,706	789	461	18,739	4,709	3,037
		4,782	5,862		7,555	9,644		19,138	19,868

Included above are derivatives held for hedging purposes as follows:

	2013		2012		2011
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	€m	€m	€m	€m	€m	€m
Fair value hedging
Interest rate contracts	63	1,375	104	2,372	362	2,731

Cash flow hedging
Interest rate contracts	—	—	—	—	—	17

Net investment hedging
Exchange rate contracts	78	16	82	26	33	171

Hedge ineffectiveness recognised in other operating income comprised:
	2013	2012	2011
	€m	€m	€m
Fair value hedging
(Losses)/gains on the hedged items attributable to the hedged risk	(562)	354	570
Gains/(losses) on the hedging instruments	556	(371)	(571)
Fair value ineffectiveness	(6)	(17)	(1)

RBS Holdings N.V.                                                                                                                                                                                                           136

Notes on the consolidated accounts

13 Debt securities
	US	Other
	central	central	Bank and
	and local	and local	building		Other financial		Of which
	government	government	society	Corporate	institutions	Total	ABS (1)
2013	€m	€m	€m	€m	€m	€m	€m
Held-for-trading	7	285	207	12	—	511	—
Designated as at fair value through profit or loss	—	125	—	—	5	130	—
Available-for-sale	1,711	3,864	4,135	45	4,853	14,608	8,644
Loans and receivables	—	—	—	—	39	39	—
	1,718	4,274	4,342	57	4,897	15,288	8,644

Available-for-sale
Gross unrealised gains	188	407	81	3	63	742	117
Gross unrealised losses	—	(8)	(245)	—	(165)	(418)	(410)

2012
Held-for-trading	—	506	228	16	95	845	—
Designated as at fair value through profit or loss	—	—	—	65	—	65	—
Available-for-sale	1,871	5,557	5,097	143	8,944	21,612	13,777
Loans and receivables	—	—	—	133	—	133	—
	1,871	6,063	5,325	357	9,039	22,655	13,777

Available-for-sale
Gross unrealised gains	284	740	48	13	83	1,168	124
Gross unrealised losses	—	(14)	(609)	—	(894)	(1,517)	(1,503)

2011
Held-for-trading	1,036	1,857	695	326	639	4,553	—
Designated as at fair value through profit or loss	—	152	—	—	—	152	—
Available-for-sale	2,485	13,592	8,181	186	9,949	34,393	17,362
Loans and receivables	—	—	341	174	32	547	—
	3,521	15,601	9,217	686	10,620	39,645	17,362

Available-for-sale
Gross unrealised gains	411	574	30	10	36	1,061	56
Gross unrealised losses	—	(203)	(911)	(1)	(908)	(2,023)	(1,813)

Note:

(1)    Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

Net losses of €70 million (2012 – €153 million losses; 2011 - €16 million gains) were realised on the sale of available-for-sale debt securities.

RBS Holdings N.V.                                                                                                                                                                                                           137

Notes on the consolidated accounts

13 Debt securities continued

The following table analyses RBSH Group's available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2013	€m	%	€m	%	€m	%	€m	%	€m	%
US central and local government	—	—	1,711	4.01	—	—	—	—	1,711	4.01
Other central and local government	198	3.97	1,680	4.56	565	3.9	1,421	3.88	3,864	4.18
Bank and building society	691	0.72	2,809	1.36	488	3.7	147	1.53	4,135	1.54
Other financial institutions	31	3.82	682	2.32	1,120	4.18	3,020	1.66	4,853	2.35
Corporate	—	—	15	3.72	30	3.12	—	—	45	3.32
	920	1.53	6,897	2.90	2,203	3.99	4,588	2.34	14,608	2.80

Of which ABS (1)	426	0.97	3,444	1.53	1,607	4.04	3,167	1.65	8,644	2.01

2012
US central and local government	—	—	1,871	4.52	—	—	—	—	1,871	4.52
Other central and local government	79	0.56	1,716	3.31	2,213	4.12	1,549	4.63	5,557	3.93
Bank and building society	461	0.55	2,495	3.16	2,005	0.97	136	1.41	5,097	1.95
Other financial institutions	85	3.24	1,694	3.17	1,065	4.12	6,100	0.60	8,944	1.52
Corporate	1	2.07	109	3.47	33	3.33	—	—	143	3.43
	626	0.91	7,885	3.48	5,316	2.75	7,785	1.23	21,612	2.38

Of which ABS (1)	455	0.54	4,025	3.21	3,062	2.02	6,235	0.62	13,777	1.66

2011
US central and local government	—	—	—	—	2,485	4.53	—	—	2,485	4.53
Other central and local government	3,311	1.67	5,101	3.79	3,505	5.31	1,675	5.87	13,592	3.80
Bank and building society	1,689	1.67	3,935	3.31	2,081	2.20	476	5.11	8,181	2.76
Other financial institutions	182	2.25	1,555	3.47	1,207	3.82	7,005	1.77	9,949	2.29
Corporate	5	1.51	153	3.68	28	3.48	—	—	186	3.59
	5,187	1.68	10,744	3.53	9,306	4.06	9,156	2.60	34,393	3.15

Of which ABS (1)	1,588	1.28	5,019	3.34	3,288	2.77	7,467	1.80	17,362	2.40

Note:

(1)    Includes asset-backed securities issued by US federal agencies and government sponsored entities.

14 Equity shares
	2013			2012			2011
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Held-for-trading	229	—	229	998	31	1,029	2,558	—	2,558
Designated as at fair value
through profit or loss	1	48	49	4	49	53	43	195	238
Available-for-sale	2	15	17	16	29	45	14	283	297
	232	63	295	1,018	109	1,127	2,615	478	3,093

Available-for-sale
Gross unrealised gains	1	1	2	2	7	9	2	155	157
Gross unrealised losses	—	—	—	(1)	—	(1)	(2)	—	(2)

Net gains of €17 million (2012 - €99 million; 2011 - €16 million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was €0.2 million (2012 - €4 million; 2011 - €2 million).

RBS Holdings N.V.                                                                                                                                                                                                           138

Notes on the consolidated accounts

15 Prepayments, accrued income and other assets

	2013	2012	2011
	€m	€m	€m
Prepayments and deferred expenses	69	97	649
Current tax	123	103	444
Pension schemes in net surplus (see Note 4)	—	—	80
Intangible assets	7	49	115
Property, plant & equipment	14	15	152
Other assets (1)	1,640	1,269	4,473
	1,853	1,533	5,913

Note:

(1)    Includes interests in associates - see below.

Interests in associates

The RBSH Group has one significant associate, Saudi Hollandi Bank (SHB) which is incorporated and has its principal place of business in the Kingdom of Saudi Arabia. The RBSH Group holds 40% of SHB’s shares. It is accounted for using the equity method.

	2013		2012		2011
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	€m	€m	€m	€m	€m	€m
SHB	721	1,269	707	880	628	634
Other associates	64		27		—
	785		734		628

	2013	2012	2011
SHB	€m	€m	€m
Financial assets	15,278	13,572	11,436
Property, plant and equipment	98	99	101
Other assets	200	190	246
Total assets	15,576	13,861	11,783

Financial liabilities	13,354	11,794	9,847
Other liabilities	401	387	410
Total liabilities	13,755	12,181	10,257

	2013	2012	2011
	€m	€m	€m
Total income	512	460	384
Total expenses	218	200	190
Profit before tax	294	260	194

Share of profit after tax	57	93	62

16 Discontinued operations and assets and liabilities of disposal groups

(a) Profit from discontinued operations, net of tax

	2013	2012	2011
	€m	€m	€m
Total income	34	36	48
Operating expenses	(3)	(3)	(4)
Impairment (losses)/recoveries	—	(5)	9
Operating profit before tax	31	28	53
Tax	(12)	(11)	(13)
Profit after tax	19	17	40

All Dutch State acquired businesses are classified as discontinued operations. Following the successful demerger of the majority of the Dutch State acquired businesses into the new ABN AMRO Bank on 6 February 2010, these businesses met the IFRS requirements of a disposal group held for sale.

Legal separation of the new ABN AMRO Bank occurred on 1 April 2010 through a sale of the shares in that entity by RBS Holdings N.V. to a holding company called ABN AMRO Group N.V., a newly incorporated entity owned by the Dutch State. The gain on sale for the Dutch State acquired businesses was included within the distribution paid to RFS Holdings, in favour of the Dutch State. This disposal group represented a major line of business and therefore results for the period are presented as results from discontinued operations as a single line item in the consolidated income statement with prior period amounts re-presented. Profits from discontinued operations include the related operating results and if applicable the gain on sale.

RBS Holdings N.V.                                                                                                                                                                                                           139

Notes on the consolidated accounts

16 Discontinued operations and assets and liabilities of disposal groups continued
(b) Assets and liabilities of disposal groups
	2013
	Transfers (1)	Other (2)	Total	2012	2011
	€m	€m	€m	€m	€m
Assets of disposal groups
Cash and balances at central banks	3	3	6	3,565	306
Loans and advances to banks	76	58	134	1,278	987
Loans and advances to customers	29	1,299	1,328	3,240	2,440
Debt securities and equity shares	161	218	379	2,909	1,502
Derivatives	154	—	154	1,932	739
Other assets	3	44	47	880	721
	426	1,622	2,048	13,804	6,695
Liabilities of disposal groups
Deposits by banks	—	—	—	865	445
Customer accounts	106	99	205	7,468	2,826
Derivatives	127	—	127	1,902	1,052
Other liabilities	67	8	75	791	970
	300	107	407	11,026	5,293

Notes:

(1)    These assets and liabilities relate largely to businesses which will be transferred to entities outside RBSH Group but within the RBS Group.

(2)    Other assets and liabilities relate to businesses transferring outside of the RBS Group.

As at 31 December 2013 the assets and liabilities of disposal groups related mainly to the Thai business; other assets and liabilities related to certain loan portfolios in the Latin American region, remaining Private Equity portfolios within the Non-Core segment, and the remaining Dutch State acquired businesses.

In accordance with the classification of financial instruments in IAS 39, cash and balances at central banks, loans and advances to banks and to customers, deposits by banks and customer accounts and settlement balances included within assets and liabilities of disposal groups are classified as financial instruments at amortised cost.  Derivatives included within assets and liabilities of disposal groups are classified as held-for-trading and measured at fair value. The majority of debt securities and equity shares within assets of disposal groups are either classified as held-for-trading €29 million (2012 - €618 million; 2011 - €1,215 million) or as available-for-sale €161 million (2012 - €1,433 million; 2011 - €110 million) and are measured at fair value. The majority of financial instruments carried at fair value within assets and liabilities of disposal groups at 31 December 2013, 2012 and 2011 are classified as level 2.

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

RBS Holdings N.V.                                                                                                                                                                                                           140

Notes on the consolidated accounts

17 Settlement balances and short positions
	2013	2012	2011
	€m	€m	€m
Settlement balances (amortised cost)	83	73	2,845
Short positions (held-for-trading):
Debt securities
- Government	—	—	42
- Other issuers	18	23	229
Equity shares	4	11	293
	105	107	3,409

18 Accruals, deferred income and other liabilities
	2013	2012	2011
	€m	€m	€m
Current taxation	41	211	285
Accruals	42	42	199
Deferred income	110	111	835
Retirement benefit liabilities	20	—	62
Other liabilities	852	1,418	2,514
	1,065	1,782	3,895

Included in other liabilities are the following provisions for liabilities and charges:
			Other
	Litigation	Restructuring	Provisions
	€m	€m	€m
At 1 January 2013	107	—	181
Reclassification related to disposal groups/discontinued operations	—	—	(4)
Currency translation and other movements	(2)	—	(63)
Acquisitions/disposals	—	—	(29)
Charge to income statement	56	19	32
Releases to income statement	(9)	—	(49)
Provisions utilised	(23)	(10)	(15)
At 31 December 2013	129	9	53

Other provisions include tax provisions and other provisions arising in the normal course of business.

Arising out of its normal business operations, RBSH Group is party to legal proceedings in the Netherlands, United Kingdom, the United States of America and other jurisdictions. Litigation provisions at 31 December 2013 related to numerous proceedings; no individual provision is material. Detailed descriptions of the Group’s legal proceedings and discussion of the associated uncertainties are given in Note 25.

RBS Holdings N.V.                                                                                                                                                                                                           141

Notes on the consolidated accounts

19 Deferred taxation
	2013	2012	2011
	€m	€m	€m
Deferred tax asset	(40)	(420)	(444)
Deferred tax liability	63	40	201
Net deferred tax liability/(asset)	23	(380)	(243)

		Accelerated			Available			Tax losses
		capital		Revaluations/	-for-sale		Cash flow	carried
	Pension	allowances	Provisions	deferred gains	financial assets	Intangibles	hedging	forward (1)	Other	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January 2012	(30)	(2)	(62)	85	6	(8)	(5)	(200)	(27)	(243)
Transfers to disposal groups	24	—	3	—	—	—	—	(93)	8	(58)
(Disposal)/acquisition of subsidiaries	3	—	8	—	—	5	—	—	17	33
Charge/(credit) to income statement	2	1	47	(50)	—	3	—	(44)	(20)	(61)
Charge/(credit) to other comprehensive
income	—	—	—	—	(5)	—	5	—	—	—
Currency translation and other
adjustments	—	—	1	—	—	—	—	(55)	3	(51)
At 1 January 2013	(1)	(1)	(3)	35	1	—	—	(392)	(19)	(380)
Transfers to/from disposal groups	(21)	—	(27)	—	—	—	—	—	5	(43)
(Disposal)/acquisition of subsidiaries	—	—	3	—	—	—	—	—	(9)	(6)
Settlements with RBS Group	—	—	—	—	—	—	—	311	—	311
Charge/(credit) to income statement	7	—	1	29	—	—	—	66	22	125
Charge/(credit) to other comprehensive
income	—	—	—	—	(1)	—	—	—	—	(1)
Currency translation and other
adjustments	3	—	5	(2)	—	—	—	15	(4)	17
At 31 December 2013 (2)	(12)	(1)	(21)	62	—	—	—	—	(5)	23

Notes:

(1)    Predominantly relates to losses incurred on UK businesses which were transferred to RBS plc. Under UK tax rules the associated tax losses move to RBS plc as the businesses transfer. RBS Group reimbursed RBSH Group for the value of the losses attached and the transferring businesses. During 2013 €1.4 billion of tax losses transferred – nil during 2012 and €13 billion during 2011.

(2)    Other deferred tax assets are recognised, that depend on the availability of future taxable profits in excess of profits arising from the reversal of other temporary differences. Tax losses in the Netherlands can be carried forward for up to nine years, however business projections prepared for impairment review indicate it is probable that insufficient future taxable income will be available against which to offset these recognised deferred tax assets in respect of the unused tax losses. Therefore these tax assets have been fully impaired. For the remaining deferred tax assets, business projections prepared for impairment reviews indicate that it is probable that sufficient future taxable income will be available against which to offset these recognised deferred tax assets. In jurisdictions where doubt exists over the availability of future taxable profits, deferred tax assets of €2,492 million (2012 - €2,930 million; 2011 - €4,034 million) have not been recognised in respect of tax losses carried forward of €10,052 million (2012 - €11,796 million; 2011 - €17,158 million). Of these losses, €54 million will expire within one year, €1,757 million within five years and €7,064 million thereafter. The balance of tax losses carried forward has no time limit.

20 Subordinated liabilities

	2013	2012	2011
	€m	€m	€m
Dated loan capital	2,586	4,417	4,526
Undated loan capital	2,365	2,434	2,333
	4,951	6,851	6,859

On 26 November 2009, RBS Group entered into a State Aid Commitment Deed with HM Treasury of the United Kingdom government (HM Treasury) containing commitments and undertakings given by RBS Group to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State Aid provided to RBS Group.

As part of these commitments, RBS Group agreed that RBSH Group would not pay investors any coupons on, or exercise any call rights in relation to, existing hybrid capital instruments, unless in any such case there is a legal obligation to do so, for an effective period of two years. The two-year distribution restriction period in relation to the affected securities commenced on 1 April 2011 and ended on 1 April 2013.

RBS Holdings N.V.                                                                                                                                                                                                           142

Notes on the consolidated accounts

20 Subordinated liabilities continued

The following tables analyse the remaining maturity of subordinated liabilities by the final redemption date; and the next call date.

		2014	2015	2016 - 2018	2019 - 2023	Thereafter	Perpetual	Total
2013 - final redemption		€m	€m	€m	€m	€m	€m	€m
US dollars		—	409	407	227	110	2,365	3,518
Euro		—	420	39	273	212	—	944
Other		—	—	489	—	—	—	489
Total		—	829	935	500	322	2,365	4,951

	Currently	2014	2015	2016 - 2018	2019 - 2023	Thereafter	Perpetual	Total
2013 - call date	€m	€m	€m	€m	€m	€m	€m	€m
US dollars	2,365	409	—	407	227	110	—	3,518
Euro	—	420	—	39	273	212	—	944
Other	—	489	—	—	—	—	—	489
Total	2,365	1,318	—	446	500	322	—	4,951

		2013	2014	2015 - 2017	2018 - 2022	Thereafter	Perpetual	Total
2012 - final redemption		€m	€m	€m	€m	€m	€m	€m
US dollars		—	—	1,100	610	—	2,434	4,144
Euro		—	—	1,633	256	218	—	2,107
Other		—	—	—	600	—	—	600
Total		—	—	2,733	1,466	218	2,434	6,851

	Currently	2013	2014	2015 - 2017	2018 - 2022	Thereafter	Perpetual	Total
2012 - call date	€m	€m	€m	€m	€m	€m	€m	€m
US dollars	3,534	—	—	—	610	—	—	4,144
Euro	1,504	88	—	41	256	218	—	2,107
Other	—	600	—	—	—	—	—	600
Total	5,038	688	—	41	866	218	—	6,851

		2012	2013	2014 - 2016	2017 - 2021	Thereafter	Perpetual	Total
2011 - final redemption		€m	€m	€m	€m	€m	€m	€m
US dollars		—	—	1,121	597	228	2,333	4,279
Euro		—	—	1,547	264	113	—	1,924
Other		—	—	—	656	—	—	656
Total		—	—	2,668	1,517	341	2,333	6,859

	Currently	2012	2013	2014 - 2016	2017 - 2021	Thereafter	Perpetual	Total
2011 - call date	€m	€m	€m	€m	€m	€m	€m	€m
US dollars	3,454	—	—	—	597	228	—	4,279
Euro	1,506	110	—	41	171	96	—	1,924
Other	—	—	606	—	50	—	—	656
Total	4,960	110	606	41	818	324	—	6,859

RBS Holdings N.V.                                                                                                                                                                                                           143

Notes on the consolidated accounts

20 Subordinated liabilities continued

Dated loan capital
	Capital	2013	2012	2011
	treatment	€m	€m	€m
€250 million floating rate subordinated notes 2019	Lower Tier 2	259	244	163
€100 million 5.13% flip flop Bermudan callable subordinated notes 2017 (redeemed July 2013)	Lower Tier 2	—	88	93
€13 million zero coupon subordinated notes (redeemed July 2013)	Lower Tier 2	—	13	17
€170 million floating rate sinkable subordinated notes 2041	Lower Tier 2	212	204	96
€15 million CMS linked floating rate subordinated notes 2020	Lower Tier 2	14	13	8
€415 million (2012 and 2011 - €1,500 million) floating rate Bermudan subordinated notes 2015
(callable quarterly from June 2010; partially redeemed June 2013)	Lower Tier 2	415	1,499	1,501
€5 million floating rate Bermudan callable subordinated notes 2015 (callable quarterly from October 2010)	Lower Tier 2	5	5	5
US$120 million (2011 - US$165 million) 6.14% subordinated notes 2019	Lower Tier 2	85	92	91
US$72 million 5.98% subordinated notes 2019	Lower Tier 2	42	70	56
US$500 million 4.65% subordinated notes 2018	Lower Tier 2	406	448	450
US$564 million (2012 and 2011 - US$1,500 million) floating rate Bermudan callable subordinated notes 2015
(callable quarterly from March 2010; partially redeemed June 2013)	Lower Tier 2	409	1,100	1,121
AUD575 million floating rate Bermudan subordinated notes 2018 (callable quarterly from May 2013)	Lower Tier 2	375	462	468
AUD175 million floating rate Bermudan subordinated notes 2018 (callable quarterly from May 2013)	Lower Tier 2	114	138	138
€26 million 7.42% subordinated notes 2016	Lower Tier 2	31	32	32
€7 million 7.38% subordinated notes 2016	Lower Tier 2	9	9	9
US$136 million (2011 - US$ 250 million) 7.75% fixed rate subordinated notes 2023 (1)	Lower Tier 2	100	—	108
US$150 million 7.13% fixed rate subordinated notes 2093 (1)	Lower Tier 2	110	—	120
MYR200 million 4.15% subordinated notes 2017 (2)	Lower Tier 2	—	—	50
		2,586	4,417	4,526

Notes:

(1)   Transferred to liabilities of disposal groups as at 31 December 2012 and from liabilities of disposal groups as at 31 December 2013.

(2)   Transferred to RBS plc during 2012.

Undated loan capital

	Capital	2013	2012	2011
	treatment	€m	€m	€m
US$1,285 million 5.90% 2049 (callable any time from July 2008)	Tier 1	931	952	913
US$200 million 6.25% 2033 (callable any time from September 2008)	Tier 1	145	148	142
US$1,800 million 6.08% 2033 (callable any time from February 2009)	Tier 1	1,289	1,334	1,278
		2,365	2,434	2,333

Notes:

(1)    Issued to limited partnerships that have in turn issued partnership preferred securities to trusts that have issued trust preferred securities to investors.  On maturity, the partnerships are required to reinvest in eligible capital instruments issued by the RBSH Group.

(2)    Dividends are non-cumulative. They cannot be declared if RBS Holdings N.V. has not paid dividends on any parity securities. Distributions must be made if RBS Holdings N.V. pays a dividend on its ordinary shares or on its parity securities or redeems or repurchases such securities.

(3)    The trust preferred securities were subject to restrictions on coupon payments as agreed with the European Commission until 1 April 2013 (see page 142).

RBS Holdings N.V.                                                                                                                                                                                                           144

Notes on the consolidated accounts

21 Share capital

Movement in issued and fully paid ordinary shares	Number	€m
At 1 January and 31 December 2011	3,306,843,332	1,852
Transferred to share premium	(3,306,754,046)	(1,852)
Share issue as a result of the Dutch Scheme	1	—
At 31 December 2012 and 2013	89,287	—

The Company’s authorised share capital amounts to €224,000. It is divided into 400,000 ordinary shares, each with a nominal value of €0.56. All issued ordinary shares have been fully paid.

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

In the event of the dissolution and liquidation of RBS Holdings N.V., the assets remaining after payment of all debts will be distributed to the holders of ordinary shares on a pro-rata basis.

22 Reserves

Share premium reserve

During 2013, the share premium reserve was reduced by €0.2 billion as a result of a cross border merger.

During 2012 the capital reduction described in Note 21 increased share premium by €1.9 billion.  It was then reduced by €0.9 billion as a result of the Dutch Scheme.

As a part of the Dutch Scheme one share was issued against the share premium account.

Ordinary shares carry certain pre-emption rights and rank equally in voting, dividend and liquidation rights.

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

23 Structured entities and asset transfers

Structured entities

A structured entity (SE) is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, for example when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are usually established for a specific, limited purpose, they do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions. As well as being a key element of securitisations, SEs are also used in fund management activities to segregate custodial duties from the fund management advice.

RBSH Group applies IFRS 10 ‘Consolidated Financial Statements’ in determining whether or not to consolidate an SE. Entities, including SEs, are consolidated where RBSH Group has power over the investee; exposure, or rights, to variable returns from its involvement with the entity; and the ability to use its power over the entity to affect the amount of RBSH Group’s returns.

Consolidated structured entities

Securitisations

In a securitisation, assets, or interests in a pool of assets, are transferred generally to a SE which then issues liabilities to third party investors. The majority of securitisations are supported through liquidity facilities or other credit enhancements. RBSH Group arranges securitisations to facilitate client transactions such as commercial paper conduits and undertakes own asset securitisations to sell or to fund portfolios of financial assets. RBSH Group also acts as an underwriter and depositor in securitisation transactions in both client and proprietary transactions.

RBSH Group’s involvement in client securitisations takes a number of forms. It may: sponsor or administer a securitisation programme; provide liquidity facilities or programme-wide credit enhancement; and purchase securities issued by the vehicle.

Own asset securitisations

In own-asset securitisations, the pool of assets held by the SE is either originated by RBSH Group, or (in the case of whole loan programmes) purchased from third parties.

RBS Holdings N.V.                                                                                                                                                                                                           145

Notes on the consolidated accounts

23 Structured entities and asset transfers continued

Synthetic securitisations

RBSH Group’s securitisations portfolio comprised own originated programs as well as sponsor and investor positions. The legacy, own originated ‘Basel I’ programs were structured to provide Basel I related capital relief. Since June 2010, under Basel II, these programs no longer provide any relief. Most of the legacy programs were unwound in the course of 2010 and 2011. There were no synthetic securitisations in 2013 or 2012 (2011 - €0.3 billion).

Unconsolidated structured entities

RBSH Group’s interests in unconsolidated structured entities are analysed below.

	Asset backed
2013	Securitisation
	vehicles -	Investment
	not sponsored	funds	Other	Total
	€m	€m	€m	€m
Held-for-trading
Loans and advances to customers	—	—	6	6
Debt securities	—	—	125	125
Equity shares	—	41	—	41
Derivaitive assets	—	—	66	66
Derivatives liabilities	—	—	(5)	(5)
Total	—	41	192	233

Other than held-for-trading
Loans and advances to customers	—	31	—	31
Debt securities	5,758	—	52	5,810
Total	5,758	31	52	5,841

Total exposure	5,758	72	244	6,074

Notes:

(1)    Income from interests in unconsolidated structured entities includes interest receivable, changes in fair value, and other income less impairments that may be required.

(2)    A sponsored entity is a structured entity, established by RBSH Group where RBSH Group provides liquidity and/or credit enhancements or provides ongoing services to the entity. RBSH Group can act as sponsor for its own or for customers’ transactions.

Transfers that do not qualify for derecognition

Asset transfers

Under IAS 39 a financial asset is transferred if RBSH Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. Following a transfer the financial asset will be derecognised; not derecognised and retained in full on RBSH Group’s balance sheet; continue to be recognised on the balance sheet to the extent of RBSH Group’s continuing involvement.

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

Securities sold under such repurchase transactions are not derecognised if RBSH Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of debt securities transferred under repurchase transactions included on the balance sheet was €12.4 billion (2012 - €10.9  billion; 2011 - €17.3 billion). Securities received as collateral under reverse repurchase agreements amounted to €0.1 billion (2012 - €0.1 billion; 2011 - €9.4 billion), of which €0.1 billion (2012 - €0.1 billion; 2011 - €8.9 billion) had been sold or repledged as collateral of RBSH Group’s own transactions.

RBS Holdings N.V.                                                                                                                                                                                                           146

Notes on the consolidated accounts

23 Structured entities and asset transfers continued

Assets pledged as collateral

RBSH Group pledges collateral with its counterparties in respect of bank and other borrowings. This primarily relates to assets pledged for bank and other borrowings.

Assets pledged against liabilities	2013	2012	2011
	€m	€m	€m
Loans and advances to banks	804	1,510	1,986
Loans and advances to customers	954	1,428	1,266
Debt securities	246	9,648	329
	2,004	12,586	3,581

Liabilities secured by assets	2013	2012	2011
	€m	€m	€m
Deposits by banks	—	3,557	28
Debt securities in issue	501	867	636
Derivatives	5,824	9,473	19,055
	6,325	13,897	19,719

24 Capital resources
RBSH Group's regulatory capital resources were as follows:
Composition of regulatory capital	2013	2012	2011
	€m	€m	€m
Tier 1
Controlling interests	2,942	1,799	3,395
Non-controlling interests	—	—	21
Adjustment for:
- Goodwill and other intangible assets	(1)	(4)	(10)
- Unrealised losses on available-for-sale debt securities	883	2,492	3,066
- Unrealised gains on available-for-sale equities	(3)	(19)	(148)
- Other regulatory adjustments	(260)	(442)	(1,298)
Core Tier 1 capital	3,561	3,826	5,026
Innovative/hybrid Tier 1 securities	2,365	2,470	2,511
Less deductions from Tier 1 capital	(1,887)	(1,757)	(475)
Total Tier 1 capital	4,039	4,539	7,062

Tier 2
Unrealised gains on available-for-sale equities	3	19	148
Subordinated debt	1,552	3,218	3,699
Less deductions from Tier 2 capital	(1,061)	(1,303)	(639)
Total Tier 2 capital	494	1,934	3,208

Total regulatory capital	4,533	6,473	10,270

It is RBSH Group’s policy to maintain an appropriate capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders, while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, RBSH Group has regard to the supervisory requirements of DNB. DNB uses Capital Ratios as a measure of capital adequacy in the Dutch banking sector, comparing a bank’s capital resources with its risk-weighted assets (RWAs) (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks). RBSH Group has complied with it’s capital requirements during the year.

A number of subsidiaries and sub-groups within the RBSH Group are subject to various individual regulatory capital requirements in the UK and overseas. Furthermore, the payment of dividends by subsidiaries and the ability of members of the RBSH Group to lend money to other members of the RBSH Group may be subject to restrictions such as local regulatory or legal requirements, the availability of reserves and financial and operating performance.

RBS Holdings N.V.                                                                                                                                                                                                           147

Notes on the consolidated accounts

25 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2013. Although RBSH Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of RBSH Group's expectation of future losses.

		More than	More than
		1 year but	3 years but
	Less than	less than	less than	Over
	1 year	3 years	5 years	5 years	2013	2012	2011
	€m	€m	€m	€m	€m	€m	€m
Contingent liabilities:
Guarantees and assets pledged as collateral security	947	466	1,408	4,063	6,884	10,070	20,903
Other contingent liabilities	423	11	1,138	—	1,572	1,009	2,294
	1,370	477	2,546	4,063	8,456	11,079	23,197
Commitments:
Undrawn formal standby facilities, credit lines
and other commitments to lend
- less than one year	497	—	—	—	497	1,990	2,918
- one year and over	—	250	64	36	350	3,004	19,359
Other commitments	116	1	8	—	125	712	101
	613	251	72	36	972	5,706	22,378

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

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities. In the normal course of business, liabilities and contingent liabilities arise in respect of RBSH Group’s tax position in the various jurisdictions in which it operates. RBSH Group makes provision for any liabilities in accordance with its accounting policy for provisions (see page 98). Estimating the financial effect of certain contingent tax liabilities, for which the possibility of any outflow in settlement is remote and not probable, is not practicable.

Also included within contingent liabilities as at 31 December 2013 is €4.0 billion (2012 - €4.0 billion) which relates to RBSH Group’s obligations over liabilities held within the Dutch State acquired businesses included in the new ABN AMRO Bank N.V. On the division of an entity by demerger, Dutch law establishes a cross liability between surviving entities in respect of the creditors at the time of the demerger. RBSH Group’s cross liability is limited by law to the lower of its equity and the eligible debts of ABN AMRO Bank N.V. on 6 February 2010. The likelihood of any cross liability crystallising is considered remote.

Commitments

Commitments to lend - under a loan commitment RBSH Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments - these include documentary credits, which are commercial letters of credit providing for payment by RBSH Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

RBS Holdings N.V.                                                                                                                                                                                                           148

Notes on the consolidated accounts

25 Memorandum items continued
Contractual obligations for future expenditure not provided in the accounts
The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2013	2012	2011
	€m	€m	€m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
Within 1 year	27	29	81
After 1 year but within 5 years	36	48	154
After 5 years	26	30	272
Total	89	107	507

Note:

(1)    Predominantly property leases.

Litigation, investigations and reviews

Arising out of their normal business operations, RBS Group and certain RBS Group members are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the Netherlands, the United Kingdom, the United States and other jurisdictions.

RBSH Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which RBSH Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 31 December 2013 (see Note 18).  The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBSH Group has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where the RBS Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. RBSH Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on RBSH Group.

Other than those discussed below, no member of the RBSH Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are material individually or in aggregate.

RBS Holdings N.V.                                                                                                                                                                                                           149

Notes on the consolidated accounts

25 Memorandum items continued

Litigation

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, filed a clawback claim against RBS N.V. in New York bankruptcy court.  In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud.’ The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011.

London Interbank Offered Rate (LIBOR)

Certain members of RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.  In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. On 29 March 2013, the Court dismissed plaintiffs' antitrust claims, claims under RICO (Racketeer Influenced and Corrupt Organizations Act), and certain state law claims, but declined to dismiss certain other claims.  Discovery is stayed.  Over 35 other USD LIBOR-related actions involving RBS Group have been stayed pending further order from the Court.

Certain members of RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action") and (ii) Euribor (the "Euribor action"), both of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the court in the Yen action dismissed the plaintiffs’ antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

World Online

In November 2009, the Supreme Court in the Netherlands issued a declaratory judgment against World Online International N.V. (World Online), Goldman Sachs International and ABN AMRO Bank N.V. (now RBS N.V.) in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment did not establish liability or the amount of any loss. The defendant banks have paid settlement sums to certain investors and are in discussions regarding claims of other investors. A potential claim brought to RBSH Group's attention in December 2011 on behalf of a group of individuals linked to a company acquired by World Online in 2000. RBSH Group does not believe that such settlements or any final liability or loss will have a material adverse effect on RBSH Group's financial position or profitability.

Complex Systems

RBS N.V. is a defendant in an action pending in the United States District Court for the Southern District of New York filed by Complex Systems, Inc (CSI). The plaintiff alleges that RBS N.V. has since late 2007 been using the plaintiff's back-office trade finance processing software without a valid licence, in violation of the US Copyright Act. On 17 October 2013, the Court granted summary judgment to CSI on the issue of liability. The plaintiff was seeking in excess of US$ 300 million in alleged profits that the plaintiff claimed was attributable to RBS N.V’s use of the disputed software, but on 8 November 2013, the Court barred the plaintiff from recovering any such profits although the plaintiff continues to seek actual damages of an unspecified amount. On 25 October 2013, the plaintiff filed a motion for a permanent injunction against RBS N.V.’s further use of the software, and a hearing on that motion, which RBS N.V. opposes, took place on 14 March 2014 and 7 April 2014.

CPDO Litigation

CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case.  It held that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO.  In March 2013, RBS N.V. was ordered to pay A$19.7 million.  RBS N.V. has appealed this decision and the appeal was heard in March 2014.  Judgment is awaited. The judgment may potentially have significance to the other claims served and to any future similar claims.

RiverCity

In 2005 RBS Group (Australia) Pty Ltd (“RBSGA”), previously ABN AMRO Australia Pty Limited,  a member of the RBSH Group, was a member of a consortium that appointed AECOM Australia Pty Ltd (formerly known as Maunsell Australia Pty Ltd) ("AECOM") to forecast traffic for the Clem7 Tunnel in Brisbane, Australia. Three sets of proceedings have been brought against AECOM.

RBS Holdings N.V.                                                                                                                                                                                                           150

Notes on the consolidated accounts

25 Memorandum items continued

The first (Hopkins v AECOM) is a class action relating to the initial public offer of units to retail investors in the RiverCity Motorway Group, which operated the Clem7 Tunnel. The claim relates to allegations that the IPO disclosure was defective, particularly in relation to traffic volume forecasts by AECOM. The second and third proceedings (RiverCity v AECOM and Portigon v AECOM), involve claims of negligent misstatement and misleading or deceptive conduct in the issuance of traffic forecasts. In all three proceedings AECOM has filed a number of cross-claims for contribution in the event it is found liable, including against RBSGA.

Credit Default Swap Antitrust Litigation

Certain members of RBS Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the U.S. District Court for the Southern District of New York.  The plaintiffs generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps.

Investigations and reviews

RBSH Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the Netherlands, the United Kingdom, the European Union, the United States and elsewhere. RBSH Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the European Union, the United States and elsewhere,  on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by RBSH Group, remediation of systems and controls, public or private censure, restriction of RBSH Group’s business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on RBSH Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

RBSH Group is co-operating fully with the investigations and reviews described below.

LIBOR, other trading rates and foreign exchange trading

On 6 February 2013 RBS Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR).  RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR.  In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.  On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan’s Financial Services Agency requiring RBS to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR.  RBS Securities Japan Limited is taking steps to address the issues raised in compliance with that order.  In June 2013, RBS plc was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 – 2011.  RBS plc was ordered at that time to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to formulate a remediation plan.  RBS plc has submitted its remediation plan to the MAS.

RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, ISDAFIX and non-deliverable forwards. RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

In February 2014, RBS Group paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In addition, various governmental and regulatory authorities have commenced investigations into foreign exchange trading activities apparently involving multiple financial institutions.  RBS Group has received enquiries from certain of these authorities including the FCA.  RBS Group is reviewing communications and procedures relating to certain currency exchange benchmark rates as well as foreign exchange trading activity. At this stage, RBS Group cannot estimate reliably what effect, if any, the outcome of the investigation may have on RBS Group or RBSH Group.

RBS Holdings N.V.                                                                                                                                                                                                           151

Notes on the consolidated accounts

25 Memorandum items continued

Governance and risk management consent order

On 27 July 2011, RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches.  In the Order, RBS Group agreed to create the following written plans or programmes:

•           a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS Group’s U.S. operations on an enterprise-wide and business line basis,

•         an enterprise-wide risk management programme for RBS Group’s U.S. operations,

•         a plan to oversee compliance by RBS Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,

•         a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,

•         a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,

•         a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

•         a plan designed to enhance the U.S. Branches’ compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme.  RBS Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order.  RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above.  In connection with RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS Group's U.S. operations.  RBS Group continues to test the effectiveness of the remediation efforts undertaken by RBS Group to ensure they are sustainable and meet regulators' expectations.  Furthermore, RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

US dollar processing consent order

RBS Group’s operations include businesses outside the United States that are responsible for processing US dollar payments.  On 11 December 2013 RBS Group and RBS plc announced that they had reached a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc's historical compliance with US economic sanction regulations outside the US.  In settlement with the above authorities, RBS plc agreed to pay US$100 million in total, including US$50 million to the Fed, of which US$33 million was deemed to satisfy the OFAC penalty, and US$50 million to DFS.

As part of the settlement, RBS Group and RBS plc entered into a consent Cease and Desist Order with the Fed (the Order) indicating, among other things, that: (a) RBS Group and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations; (b) from at least 2005 to 2008, certain business lines within RBS plc developed and implemented policies and procedures for processing U.S. dollar-denominated funds transfers through unaffiliated U.S. financial institutions involving parties subject to OFAC Regulations that omitted relevant information from payment messages necessary for the U.S. financial institutions to determine whether these transactions were carried out in a manner consistent with U.S. law; and (c) RBS Group continues to implement improvements in its oversight and compliance programme for activities involving offices outside the United States that impact the ability of U.S. financial institutions to comply with applicable OFAC sanctions.  In the Order (which is publicly available), RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme.  The programme has now been submitted to the Federal Reserve Bank of Boston (Reserve Bank) for approval.

Sixty days after approval of the programme, RBS Group is to complete a global OFAC risk assessment and submit it to the Reserve Bank and the FCA.  RBS Group also agreed in the Order to hire an independent consultant (subject to approval by the Reserve Bank and the FCA) to conduct an annual OFAC compliance review involving a review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments.  The Order further requires RBS Group to submit quarterly written progress reports to the Reserve Bank detailing the form and manner of all actions taken to secure compliance with the Order.

It was also announced that the US Department of Justice and the New York County District Attorney’s Office had concluded their parallel criminal investigations and do not intend to take any action against RBS plc.

RBS Holdings N.V.                                                                                                                                                                                                           152

Notes on the consolidated accounts

26 Changes in operating assets and liabilities
	2013	2012	2011
	€m	€m	€m
Decrease in loans and advances to banks and customers	5,885	31,865	7,945
Decrease in securities	789	4,796	20,289
(Increase)/decrease in other assets	(32)	6,644	5,540
Decrease in derivative assets	4,464	10,402	8,395
Changes in operating assets	11,106	53,707	42,169
(Decrease)/increase in deposits by banks and customers	(12,418)	(40,615)	918
Decrease in debt securities in issue	(1,337)	(14,175)	(35,697)
Decrease in other liabilities	(289)	(1,065)	(2,784)
Decrease in derivative liabilities	(5,328)	(9,366)	(14,753)
Decrease in settlement balances and short positions	(7)	(3,662)	(1,400)
Changes in operating liabilities	(19,379)	(68,883)	(53,716)
Charges in operating assets and liabilities	(8,273)	(15,176)	(11,547)

27 Interest received and paid
	2013	2012	2011
	€m	€m	€m
Interest received	502	1,320	2,589
Interest paid	(582)	(1,162)	(1,930)
	(80)	158	659

28 Analysis of cash and cash equivalents
	2013	2012	2011
	€m	€m	€m
At 1 January
- cash	8,660	17,252	17,203
- cash equivalents	1,370	9,792	9,855
	10,030	27,044	27,058
Net cash outflow	(4,672)	(17,014)	(14)
At 31 December	5,358	10,030	27,044

Comprising:
Cash and balances at central banks	3,199	5,859	12,915
Loans and advances to banks (1)	2,145	4,132	11,711
Treasury bills and debt securities	14	39	2,418
Cash and cash equivalents	5,358	10,030	27,044

Note:

(1)    Includes cash collateral posted with bank counterparties in respect of derivative liabilities of €804 million (2012 - €1,510 million).

RBSH Group had mandatory reserve deposits with central banks of €73 million (2012 - €165 million; 2011 - €1,439 million).

RBS Holdings N.V.                                                                                                                                                                                                           153

Notes on the consolidated accounts

29 Segmental analysis

(a) Divisions

The directors manage RBSH Group by class of business and present the segmental analysis on that basis. This includes the review of net interest income for each class of business - interest receivable and payable for all reportable segments is therefore presented net. Segments charge market prices for services rendered to other parts of RBSH Group. The segment measure is operating profit/(loss).

RBSH Group's reportable segments are as follows:

Markets is an origination, sales and trading business across debt finance, fixed income and currencies. The division offers a unified service to RBSH Group’s corporate and institutional clients. The Markets’ origination, sales and research teams build strong ongoing client partnerships, provide market perspective and access, and work with the division’s trading and structuring teams to meet the client’s objectives across financing, risk management, investment, securitisation and liquidity.

International Banking provides financing, transaction services and risk management. It serves as the delivery channel for Markets products to international corporate clients.

Central Functions comprises RBSH Group and corporate functions, such as treasury, finance, risk management, legal, communications and human resources. The Centre manages RBSH Group’s capital resources and provides services to the operating divisions.

Non-Core managed separately assets that RBSH Group intended to run off or dispose of. It also includes the remaining assets and liabilities in RBS N.V. that have not yet been sold, wound down or transferred to the Consortium Members, referred to as 'Shared Assets', in which each of the consortium shareholders has a joint and indirect interest.

2013							Operating
	Net interest	Non-interest	Total	Operating	Depreciation and	Impairment	profit/(loss)
	income	income	income	expenses	amortisation	losses	before tax
	€m	€m	€m	€m	€m	€m	€m
Markets	35	239	274	(189)	(4)	(58)	23
International Banking	77	87	164	(176)	(12)	6	(18)
Central items	(12)	(233)	(245)	(68)	—	(46)	(359)
Core	100	93	193	(433)	(16)	(98)	(354)
Non-Core	138	106	244	(83)	(5)	56	212
	238	199	437	(516)	(21)	(42)	(142)

2012
Markets	142	70	212	(668)	(12)	(35)	(503)
International Banking	280	444	724	(533)	(33)	24	182
Central items	(34)	(396)	(430)	(82)	—	(23)	(535)
Core	388	118	506	(1,283)	(45)	(34)	(856)
Non-Core	217	(15)	202	(194)	(8)	(31)	(31)
	605	103	708	(1,477)	(53)	(65)	(887)

2011
Markets	66	2,589	2,655	(1,199)	(61)	(53)	1,342
International Banking	490	548	1,038	(665)	(80)	(212)	81
Central items	(110)	407	297	(104)	—	(1,463)	(1,270)
Core	446	3,544	3,990	(1,968)	(141)	(1,728)	153
Non-Core	242	(226)	16	(291)	(27)	(37)	(339)
	688	3,318	4,006	(2,259)	(168)	(1,765)	(186)

RBS Holdings N.V.                                                                                                                                                                                                           154

Notes on the consolidated accounts

29 Segmental analysis continued
	2013			2012			2011
	External	Inter segment	Total	External	Inter segment	Total	External	Inter segment	Total
Total income	€m	€m	€m	€m	€m	€m	€m	€m	€m
Markets	320	(46)	274	35	177	212	2,689	(34)	2,655
International Banking	255	(91)	164	752	(28)	724	1,102	(64)	1,038
Central items	(376)	131	(245)	(319)	(111)	(430)	139	158	297
Core	199	(6)	193	468	38	506	3,930	60	3,990
Non-Core	238	6	244	240	(38)	202	76	(60)	16
	437	—	437	708	—	708	4,006	—	4,006

	2013			2012			2011
Total assets			Cost to			Cost to			Cost to
			acquire fixed			acquire fixed			acquire fixed
			assets and			assets and			assets and
			intangible			intangible			intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Markets	14,801	14,585	1	30,363	30,363	14	71,665	71,645	53
International Banking	1,586	1,863	3	4,312	4,312	33	23,900	23,899	18
Central items	16,106	13,567	5	28,492	26,693	—	38,648	35,884	27
Core	32,493	30,015	9	63,167	61,368	47	134,213	131,428	98
Non-Core	6,717	6,379	—	7,179	7,179	7	12,034	11,552	9
	39,210	36,394	9	70,346	68,547	54	146,247	142,980	107
Reconciling items
Dutch State acquired businesses/private equity	598	472	—	608	608	—	529	380	—
	39,808	36,866	9	70,954	69,155	54	146,776	143,360	107

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2013	Netherlands	UK	RoW	Total
	€m	€m	€m	€m
Net interest income	(1)	2	237	238
Net fees and commissions	(24)	18	76	70
Income from trading activities	(127)	33	140	46
Other operating (loss)/income	(115)	29	169	83
Total income	(267)	82	622	437

Operating (loss)/profit before tax	(363)	11	210	(142)
Total assets	17,704	6,183	15,921	39,808
Total liabilities	14,762	6,183	15,921	36,866
Net assets attributable to equity owners	2,942	—	—	2,942
Contingent liabilities and commitments	7,024	59	2,345	9,428
Cost to acquire property, plant and equipment and intangible assets	—	—	9	9

RBS Holdings N.V.                                                                                                                                                                                                           155

Notes on the consolidated accounts

29 Segmental analysis continued
2012	Netherlands	UK	RoW	Total
	€m	€m	€m	€m
Net interest income	36	(6)	575	605
Net fees and commissions	8	(58)	321	271
Income from trading activities	(51)	14	86	49
Other operating (loss)/income	(89)	(446)	318	(217)
Total income	(96)	(496)	1,300	708

Operating (loss)/profit before tax	(531)	(484)	128	(887)
Total assets	37,138	16,723	17,093	70,954
Total liabilities	35,339	16,723	17,093	69,155
Net assets attributable to equity owners	1,799	—	—	1,799
Contingent liabilities and commitments	6,953	11	9,821	16,785
Cost to acquire property, plant and equipment and intangible assets	14	—	40	54

2011
Net interest income	(185)	40	833	688
Net fees and commissions	1	39	632	672
Income from trading activities	62	362	222	646
Other operating income	503	1,321	176	2,000
Total income	381	1,762	1,863	4,006

Operating (loss)/profit before tax	(1,224)	1,242	(204)	(186)
Total assets	57,087	37,569	52,120	146,776
Total liabilities	53,692	37,569	52,099	143,360
Net assets attributable to equity owners and non-controlling interests	3,395	—	21	3,416
Contingent liabilities and commitments	17,927	396	27,252	45,575
Cost to acquire property, plant and equipment and intangible assets	41	28	38	107

RBS Holdings N.V.                                                                                                                                                                                                           156

Notes on the consolidated accounts

30 Remuneration of the Managing and Supervisory Board of RBS Holdings N.V.

Remuneration of Managing Board

The table below provides information on the remuneration of the Managing Board. The Managing Board throughout the year comprised of the following members:

(1) J. de Ruiter

(2) J. Kremers (resigned 1 April 2014)

(3) R. Hemsley (resigned 1 September 2013)

(4) M. Geslak

(5) P. van der Harst (resigned 18 July 2013)

(6) C. Visscher (appointed 18 July 2013)

All current members of the Managing Board also perform roles in their respective fields elsewhere within RBS Group. As a consequence the following table only summarises total remuneration of the members of the Managing Board paid directly by RBS Holdings N.V. in respect of their functions in RBS Holdings N.V. The total remuneration has increased due to termination benefits. All other remuneration items have decreased reflecting the reduced time spent by the members on matters relating to RBS Holdings N.V. following the transfers to RBS plc from 2011 onwards and the reduction of the average pay of the Board members .

The remuneration of the Managing Board is presented in aggregate. RBSG and its subsidiaries adhere to relevant statutory requirements and RBS Group discloses individual remuneration of RBS Group executive directors, compliant with the UK PRA Remuneration Code.

	2013	2012
	€000	€000
Salaries and short-term benefits	722	1,285
Pensions	231	233
Termination benefits (4)	1,177	—
Profit sharing and bonus payments	196	559
Long term incentive plan (5)	255	375
Total	2,581	2,452

Notes:

(1) There are no loans from RBSH Group to the Managing Board members.

(2) RBS Holdings N.V. is no longer a Dutch open N.V.

(3) One of the tax measures introduced by the Dutch Government is the Dutch wage tax of 16% (‘crisisheffing’), payable by the employer for taxable wages above €150,000 per employee.

      This wage tax amounted to a total of €105,000 for the Managing Board members.

(4) This includes the termination benefits for Mr van der Harst and Mr Kremers.  The benefits are in line with the requirements of the Dutch Banking Code.

(5)  Long-Term Incentive Plans: the vesting of awards in the form of shares in RBS Group, will normally be subject to the satisfaction of performance conditions which will be set by the RBS Group Performance and Remuneration Committee for each award. In addition, awards will only vest if the Committee is satisfied that risk management during the performance period has been effective and that financial and non-financial performance has been satisfactory, in line with RBS Group's Strategic Plan.

Remuneration of Supervisory Board

The table below provides information on the remuneration of the Supervisory Board and related committees. Members of the Supervisory Board are not entitled to emoluments in the form of RBS Group shares or options on RBS Group shares.

The Supervisory Board throughout the year consisted of the following members:

(1)   B. Van Saun (resigned 30 September 2013)

(2)   R. Teerlink (resigned 30 September 2013)

(3)   C. Campbell

(4)   S. Hepkema (resigned with effect from 1 May 2014)

(5)   H. Rottinghuis (resigned with effect from 1 May 2014)

(6)   N. Bostock (appointed 30 September 2013)

(7)   J. Cummins (appointed 30 September 2013)

The Board included some members employed elsewhere within RBS Group. The Supervisory Board members from RBS Group were not remunerated for time spent on matters relating to RBS Holdings N.V.

The table below presents the total remuneration of the Supervisory Board in aggregate.

	2013	2012
	€000	€000
Remuneration	140	170

Notes:

(1) There are no loans from RBSH Group to the Supervisory Board members.

(2) RBS Holdings N.V. is no longer a Dutch open N.V.

RBS Holdings N.V.                                                                                                                                                                                                           157

Notes on the consolidated accounts

31 Related parties

RBSH Group has a related party relationship with associates, joint ventures, key management and shareholders of its parent company, RFS Holdings. The shareholders of RFS Holdings are RBSG, Santander and the Dutch State. The UK Government became a shareholder of RBSG on 1 December 2008. As RBSG is the ultimate consolidating company of RBSH Group, both the UK Government and the Dutch State are therefore related parties.

Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. RBSH Group enters into a number of banking transactions with related parties in the normal course of business. These transactions, which include loans, deposits and foreign currency transactions, have taken place on an arm’s length basis. These transactions are carried out on commercial terms and at market rates. Employees are offered preferential terms for certain banking products. No allowances for loan losses have been recognised in respect of loans to related parties in 2013, 2012 and 2011.

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

In 2013, assets and liabilities relating to businesses in Russia, Romania, Korea and North America were transferred to RBS plc by a combination of local schemes of arrangement, cross-border merger novations and subsidiary share sales.

RBSH Group has also entered into two agreements with RBS plc under which it has bought credit protection over the exposures held by RBSH Group that were subject to RBS Group’s Asset Protection Scheme agreement with HM Treasury (HMT). These agreements cover 100% of losses on these assets. One agreement provides protection over a portfolio that includes significant exposure in the form of derivatives; the other covers assets that are measured at amortised cost. The former agreement is accounted for as a credit derivative. The second agreement meets the definition of a financial guarantee contract and is accounted for as such. RBS exited the APS effective 18 October 2012. The agreements are not impacted by RBS plc’s exit from APS and as a result, there has been no change to these agreements for the year ended the 31 December 2013.

With effect from 1 January 2013, the Managing Board of RBS Holdings N.V. agreed with RBS plc to reduce the number of covered assets included in the agreements as a result of the progress made with the transfers to RBS plc during 2011 and 2012. Unamortised fees relating to the assets previously covered will be reimbursed by RBS plc. The assets covered under the agreement at 31 December 2013 was €1.0 billion (2012 - €2.4 billion; 2011 - €10.9 billion), with an average remaining maturity of four years. At 31 December 2013 the carrying value of the prepaid fee for the financial guarantee contract was €20 million (2012-€145 million; 2011 - €323 million).

Financial assets and liabilities positions held-for-trading with RBS Group include positions of which risks have been transferred to RBS plc. The assets and liabilities can not be offset under IFRS, however master netting agreements are in place that reduce the credit risk in the assets.

	RBS	Santander	RBS	Santander	RBS	Santander
	2013	2013	2012	2012	2011	2011
	€m	€m	€m	€m	€m	€m
Securities and derivatives	2,569	—	4,624	—	11,384	—
Loans and advances	5,603	33	11,887	41	14,858	49
Other assets	42	—	12	—	4,006	—

Derivatives	3,806	—	6,970	—	11,713	—
Due to banks	17,688	33	28,458	41	34,404	—
Other liabilities	122	—	531	—	2,944	—

Contingent liabilities and commitments	1,361	—	1,974	—	1,270	—

RBS Holdings N.V.                                                                                                                                                                                                           158

Notes on the consolidated accounts

31 Related parties continued

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

	2013	2012	2011
	€m	€m	€m
Assets
Balances at central banks	2,007	2,064	9,161
Debt securities	668	714	763

Liabilities
Deposits by banks	—	3,573	136

32 Post balance sheet events

There have been no other significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

33 Condensed consolidating financial information

RBS N.V. is a 100% owned subsidiary of RBS Holdings N.V. and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC. RBS Holdings N.V. has fully and unconditionally guaranteed the obligations of RBS N.V. that have been incurred: this guarantee includes all securities issued by RBS N.V.

RBS N.V. utilises an exemption in Rule 3-10 of regulation S-X and therefore does not file its financial statements with SEC. In accordance with the requirement to qualify for the exception, presented in the tables below is condensed consolidating financial information for:

●	RBS Holdings N.V. on a standalone basis as guarantor;

●	RBS N.V. on a standalone basis as issuer;

●	other subsidiaries of RBS Holdings N.V. on a combined basis;

●	consolidation adjustments; and

●	RBSH Group consolidated amounts.

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

The following consolidating information presents condensed balance sheets at 31 December 2013, 2012 and 2011 and condensed income statements, statements of comprehensive income and cash flow statements for the years ended 31 December 2013, 2012 and 2011 of RBSH, RBS N.V. and its subsidiaries.

RBS Holdings N.V.                                                                                                                                                                                                           159

Notes on the consolidated accounts

33 Condensed consolidating financial information continued
Condensed consolidating income statement for the year ended 31 December 2013
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Net interest income	—	102	136	—	238
Results from Group undertakings	(152)	58	—	94	—
Non-interest income	—	(18)	217	—	199
Total income	(152)	142	353	94	437
Operating expenses	(2)	(376)	(161)	2	(537)
Impairment recoveries/(losses)	—	45	(87)	—	(42)
Operating (loss)/profit before tax	(154)	(189)	105	96	(142)
Tax credit/(charge)	—	35	(47)	—	(12)
(Loss)/profit from continuing operations	(154)	(154)	58	96	(154)
Profit from discontinued operations, net of tax	19	19	—	(19)	19
(Loss)/profit for the year	(135)	(135)	58	77	(135)
Attributable to:
Controlling interests	(135)	(135)	58	77	(135)

Condensed consolidating statement of comprehensive income for the year ended 31 December 2013
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Loss for the year	(135)	(135)	58	77	(135)
Group undertakings reserve	1,448	55	—	(1,503)	—
Available-for-sale financial assets	—	1,596	(5)	—	1,591
Currency translation	—	(69)	2	—	(67)
Tax credit	—	1	—	—	1
Other comprehensive income after tax	1,448	1,583	(3)	(1,503)	1,525
Total comprehensive income after tax	1,313	1,448	55	(1,426)	1,390
Attributable to:
Controlling interests	1,313	1,448	55	(1,426)	1,390

Condensed consolidated income statement for the year ended 31 December 2012
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Net interest income	—	407	198	—	605
Results from Group undertakings	(1,016)	(16)	—	1,032	—
Non-interest income	—	(289)	392	—	103
Total income	(1,016)	102	590	1,032	708
Operating expenses	—	(1,145)	(385)	—	(1,530)
Impairment losses	—	(34)	(31)	—	(65)
Operating (loss)/profit before tax	(1,016)	(1,077)	174	1,032	(887)
Tax credit/(charge)	—	61	(190)	—	(129)
Loss from continuing operations	(1,016)	(1,016)	(16)	1,032	(1,016)
Profit from discontinued operations, net of tax	17	17	—	(17)	17
Loss for the year	(999)	(999)	(16)	1,015	(999)
Attributable to:
Controlling interests	(999)	(999)	(16)	1,015	(999)

RBS Holdings N.V.                                                                                                                                                                                                           160

Notes on the consolidated accounts

33 Condensed consolidating financial information continued
Condensed consolidating statement of comprehensive income for the year ended 31 December 2012
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Loss for the year	(999)	(999)	(16)	1,015	(999)
Group undertakings reserve	275	6	—	(281)	—
Available-for-sale financial assets	—	448	—	—	448
Cash flow hedges	—	20	2	—	22
Currency translation	—	(195)	3	—	(192)
Tax (charge)/credit	—	(4)	1	—	(3)
Other comprehensive income after tax	275	275	6	(281)	275
Total comprehensive loss after tax	(724)	(724)	(10)	734	(724)
Attributable to:
Controlling interests	(724)	(724)	(10)	734	(724)

Condensed consolidating income statement for the year ended 31 December 2011
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Net interest income	—	501	187	—	688
Results from Group undertakings	(635)	(119)	—	754	—
Non-interest income	—	3,013	305	—	3,318
Total income	(635)	3,395	492	754	4,006
Operating expenses	—	(1,830)	(597)	—	(2,427)
Impairment losses	—	(1,740)	(25)	—	(1,765)
Operating loss before tax	(635)	(175)	(130)	754	(186)
Tax (charge)/credit	—	(460)	11	—	(449)
Loss from continuing operations	(635)	(635)	(119)	754	(635)
Profit from discontinued operations, net of tax	40	40	—	(40)	40
Loss for the year	(595)	(595)	(119)	714	(595)
Attributable to:
Controlling interests	(595)	(595)	(119)	714	(595)

Condensed consolidating statement of comprehensive income for the year ended 31 December 2011
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Loss for the year	(595)	(595)	(119)	714	(595)
Group undertakings reserve	(963)	(33)	—	996	—
Available-for-sale financial assets	—	287	(13)	—	274
Cash flow hedges	—	6	3	—	9
Currency translation	—	(442)	(31)	—	(473)
Tax (charge)/credit	—	(781)	5	—	(776)
Other comprehensive loss after tax	(963)	(963)	(36)	996	(966)
Total comprehensive loss after tax	(1,558)	(1,558)	(155)	1,710	(1,561)
Attributable to:
Non-controlling interests	—	—	(3)	—	(3)
Controlling interests	(1,558)	(1,558)	(152)	1,710	(1,558)

RBS Holdings N.V.                                                                                                                                                                                                           161

Notes on the consolidated accounts

33 Condensed consolidating financial information continued
Condensed consolidating balance sheet as at 31 December 2013
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	2,946	247	—	3,193
Loans and advances to banks	35	8,328	3,954	(6,622)	5,695
Loans and advances to customers	—	2,708	1,076	—	3,784
Amounts due from ultimate holding company	—	2,820	—	—	2,820
Debt securities	—	13,982	1,306	—	15,288
Equity shares	—	236	59	—	295
Settlement balances	—	7	3	—	10
Derivatives	—	5,067	109	(394)	4,782
Deferred taxation	—	28	12	—	40
Prepayments, accrued income and other assets	2,939	2,257	1,513	(4,856)	1,853
Assets of disposal groups	—	1,006	1,042	—	2,048
Total assets	2,974	39,385	9,321	(11,872)	39,808

Liabilities and equity
Deposits by banks	32	20,880	4,653	(6,622)	18,943
Customer accounts	—	2,885	1,266	—	4,151
Debt securities in issue	—	818	501	—	1,319
Settlement balances and short positions	—	105	—	—	105
Derivatives	—	5,725	531	(394)	5,862
Accruals, deferred income and other liabilities	—	736	329	—	1,065
Deferred taxation	—	1	62	—	63
Subordinated liabilities	—	4,951	—	—	4,951
Liabilities of disposal groups	—	345	62	—	407
Controlling interests	2,942	2,939	1,917	(4,856)	2,942
Total liabilities and equity	2,974	39,385	9,321	(11,872)	39,808

RBS Holdings N.V.                                                                                                                                                                                                           162

Notes on the consolidated accounts

33 Condensed consolidating financial information continued
Condensed consolidating balance sheet as at 31 December 2012

				Consolidation adjustments
	RBSH	RBS N.V.	Subsidiaries		RBSH Group
	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	2,068	226	—	2,294
Loans and advances to banks	35	17,920	7,827	(13,576)	12,206
Loans and advances to customers	—	3,793	2,587	—	6,380
Amounts due from ultimate holding company	—	2,949	—	—	2,949
Debt securities	—	20,678	1,977	—	22,655
Equity shares	—	1,065	62	—	1,127
Settlement balances	—	26	5	—	31
Derivatives	—	8,268	63	(776)	7,555
Deferred taxation	—	409	11	—	420
Prepayments, accrued income and other assets	1,796	3,321	507	(4,091)	1,533
Assets of disposal groups	—	10,904	2,900	—	13,804
Total assets	1,831	71,401	16,165	(18,443)	70,954

Liabilities and equity
Deposits by banks	32	41,271	6,738	(13,576)	34,465
Customer accounts	—	1,667	971	—	2,638
Debt securities in issue	—	1,672	930	—	2,602
Settlement balances and short positions	—	107	—	—	107
Derivatives	—	9,586	834	(776)	9,644
Accruals, deferred income and other liabilities	—	1,487	295	—	1,782
Deferred taxation	—	36	4	—	40
Subordinated liabilities	—	4,417	2,434	—	6,851
Liabilities of disposal groups	—	9,362	1,664	—	11,026
Controlling interests	1,799	1,796	2,295	(4,091)	1,799
Total liabilities and equity	1,831	71,401	16,165	(18,443)	70,954

RBS Holdings N.V.                                                                                                                                                                                                           163

Notes on the consolidated accounts

33 Condensed consolidating financial information continued
Condensed consolidating balance sheet as at 31 December 2011

				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	11,812	797	—	12,609
Loans and advances to banks	—	52,614	29,684	(56,381)	25,917
Loans and advances to customers	—	24,979	4,599	—	29,578
Amounts due from ultimate holding company	—	1,136	—	—	1,136
Debt securities	—	38,211	1,697	(263)	39,645
Equity shares	—	2,955	138	—	3,093
Settlement balances	—	2,576	32	—	2,608
Derivatives	—	18,606	532	—	19,138
Deferred taxation	—	395	49	—	444
Prepayments, accrued income and other assets	3,401	7,848	928	(6,264)	5,913
Assets of disposal groups	—	4,264	2,431	—	6,695
Total assets	3,401	165,396	40,887	(62,908)	146,776

Liabilities and equity
Deposits by banks	5	76,911	25,985	(56,381)	46,520
Customer accounts	—	33,469	6,132	—	39,601
Debt securities in issue	—	17,473	504	(263)	17,714
Settlement balances and short positions	—	3,386	23	—	3,409
Derivatives	—	19,323	545	—	19,868
Accruals, deferred income and other liabilities	1	2,996	898	—	3,895
Deferred taxation	—	132	69	—	201
Subordinated liabilities	—	4,449	2,410	—	6,859
Liabilities of disposal groups	—	3,856	1,437	—	5,293
Controlling interests	3,395	3,401	2,863	(6,264)	3,395
Non-controlling interests	—	—	21	—	21
Total liabilities and equity	3,401	165,396	40,887	(62,908)	146,776

RBS Holdings N.V.                                                                                                                                                                                                           164

Notes on the consolidated accounts

33 Condensed consolidating financial information continued
Condensed consolidating cash flow statement for the year ended 31 December 2013
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Total net cash flows from operating activities	—	(5,747)	(2,049)	(63)	(7,859)
Net cash flows from investing activities	—	3,626	1,640	—	5,266
Net cash flows from financing activities	—	(2,119)	(63)	63	(2,119)
Effects of exchange rate changes on cash and cash equivalents	—	31	9	—	40
Net decrease in cash and cash equivalents	—	(4,209)	(463)	—	(4,672)
Cash and cash equivalents at the beginning of the year	—	8,893	1,137	—	10,030
Cash and cash equivalents at the end of the year	—	4,684	674	—	5,358

Condensed consolidating cash flow statement for the year ended 31 December 2012
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Total net cash flows from operating activities	—	(15,663)	(1,519)	(142)	(17,324)
Net cash flows from investing activities	—	374	280	—	654
Net cash flows from financing activities	—	(190)	(298)	142	(346)
Effects of exchange rate changes on cash and cash equivalents	—	13	(11)	—	2
Net decrease in cash and cash equivalents	—	(15,466)	(1,548)	—	(17,014)
Cash and cash equivalents at the beginning of the year	—	24,359	2,685	—	27,044
Cash and cash equivalents at the end of the year	—	8,893	1,137	—	10,030

Condensed consolidating cash flow statement for the year ended 31 December 2011
				Consolidated
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Total net cash flows from operating activities	—	(8,085)	(752)	(311)	(9,148)
Net cash flows from investing activities	—	8,625	724	—	9,349
Net cash flows from financing activities	—	(248)	(403)	311	(340)
Effects of exchange rate changes on cash and cash equivalents	—	148	(23)	—	125
Net increase/(decrease) in cash and cash equivalents	—	440	(454)	—	(14)
Cash and cash equivalents at the beginning of the year	—	23,919	3,139	—	27,058
Cash and cash equivalents at the end of the year	—	24,359	2,685	—	27,044

Other information

The parent company financial statements are included in this condensed consolidating footnote. The number of ordinary shares in issue at 31 December 2013 was 89,287 (2012 - 89,287; 2011 - 3,306,843,332). The total number of authorised ordinary shares amounts to 400,000.

Proposed profit appropriation of RBS Holdings N.V., pursuant to articles 37.2 and 37.3 of the articles of association, is as follows:

	2013	2012	2011
	€m	€m	€m
Release from reserves	(135)	(999)	(595)

Trust preferred securities

The Group has issued trust preferred securities through trusts (RBS Capital Funding Trust V, RBS Capital Funding Trust VI, RBS Capital Funding Trust VII), 100% owned by The Royal Bank of Scotland N.V. a wholly owned subsidiary of RBS Holdings N.V., which meet the definition in Regulation S-X, Rule 3-10 of a finance subsidiary. The securities represent undivided beneficial interests in the assets of the trusts, which consist of preferred securities issued by Delaware limited liability companies (LLCs). RBS Holdings NV has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the LLC preferred securities. Under the terms of the guarantees, the Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and the LLC preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of the trusts and the LLCs, as the case may be. Following implementation of IFRS 10 the trusts and LLCs are no longer consolidated by the Group.  The Group’s outstanding instruments with the trusts are classified as subordinated liabilities.

RBS Holdings N.V.                                                                                                                                                                                                           165

Other information

167	Report of independent registered public accounting firm
169	Articles of association
170	Relations with shareholders
170	Post balance sheet events
170	Incorporation and registration
170	Code of conduct

RBS Holdings N.V.                                                                                                                                                                                                           166

Other information

Report of independent registered public accounting firm

To: the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V.

We have audited the accompanying consolidated balance sheets of RBS Holdings N.V. and subsidiaries (the "RBSH Group") as of 31 December 2013 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of change in equity and consolidated cash flow statement for the year ended 31 December 2013, the notes 1 to 33 and the audited sections of the Business review: Risk and balance sheet management on pages 25 to 77. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RBS Holdings N.V. and subsidiaries at 31 December 2013, and the results of their operations and their cash flows for the period ended 31 December 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

30 April 2014

RBS Holdings N.V.                                                                                                                                                                                                           167

Other information

Report of independent registered public accounting firm

To: the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V.

We have audited the accompanying consolidated balance sheets of RBS Holdings N.V. and subsidiaries (the "RBSH Group") as of 31 December 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the two years in the period ended 31 December 2012 and the notes 1 to 37 and the audited sections of the Business review: Risk and balance sheet management on pages 25 to 77. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RBS Holdings N.V. and subsidiaries at 31 December 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements for the years ended 31 December 2012 and 2011 have been retrospectively adjusted for the implementation of International Financial Reporting Standards 10, Consolidated Financial Statements.

/s/ Deloitte Accountants B.V.

Amsterdam

27 March 2013

(30 April 2014 as to note 2)

RBS Holdings N.V.                                                                                                                                                                                                           168

Other information

Articles of association

The description set out below is a summary of the material information relating to the Company’s share capital, including summaries of certain provisions of the Articles of Association and applicable Dutch law in effect at the relevant date. The Articles of Association of RBS Holdings N.V. were last amended by a notarial deed executed by Mr B.J. Kuck, civil law notary in Amsterdam on 5 April 2013, under register entry number 33220369.

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

Proposed profit appropriation

Appropriation of net profit pursuant to articles 37.2 and 37.3 of the articles of association:

	2013	2012	2011
	€m	€m	€m
Release from reserves	(135)	(999)	(595)

RBS Holdings N.V.                                                                                                                                                                                                           169

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

The code of conduct is available on the RBS Group’s website www.rbs.com  and will be provided to any person without charge, upon request, by contacting Company Secretariat at the telephone number listed on page 204.

RBS Holdings N.V.                                                                                                                                                                                                           170

Additional information

172	Financial summary
180	Exchange rates
181	Economic and monetary environment
181	Supervision
184	Major shareholders
184	Material contracts
185	Off-balance sheet arrangements
186	Risk factors
196	Iran sanctions and related disclosures
197	Documents on display
198	Glossary of terms
204	Important addresses
206	Signatures

RBS Holdings N.V.                                                                                                                                                                                                           171

Additional information

Financial summary

RBSH Group's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years ended 31 December are presented below.

Summary consolidated income statement	2013	2012	2011	2010	2009
	€m	€m	€m	€m	€m
Net interest income	238	605	688	1,427	1,834
Non-interest income	199	103	3,318	2,463	(437)
Total income	437	708	4,006	3,890	1,397
Operating expenses	(537)	(1,530)	(2,427)	(3,380)	(4,621)
(Loss)/profit before impairment losses	(100)	(822)	1,579	510	(3,224)
Impairment losses	(42)	(65)	(1,765)	(67)	(1,623)
Operating (loss)/profit before tax	(142)	(887)	(186)	443	(4,847)
Tax	(12)	(129)	(449)	(310)	465
(Loss)/profit from continuing operations	(154)	(1,016)	(635)	133	(4,382)
Profit/(loss) from discontinued operations, net of tax	19	17	40	985	(18)
(Loss)/profit for the year	(135)	(999)	(595)	1,118	(4,400)

(Loss)/profit attributable to:
Non-controlling interests	—	—	—	(2)	(1)
Controlling interests	(135)	(999)	(595)	1,120	(4,399)

Summary consolidated balance sheet	2013	2012	2011	2010	2009
	€m	€m	€m	€m	€m
Loans and advances	12,299	21,535	56,631	71,201	257,677
Debt securities and equity shares	15,583	23,782	42,738	74,894	102,036
Derivatives and settlement balances	4,792	7,586	21,746	31,845	60,790
Other assets	7,134	18,051	25,661	22,517	48,842
Total assets	39,808	70,954	146,776	200,457	469,345

Controlling interests	2,942	1,799	3,395	4,958	18,880
Non-controlling interests	—	—	21	24	36
Subordinated liabilities	4,951	6,851	6,859	6,894	14,666
Deposits	23,094	37,103	86,121	86,890	246,046
Derivatives, settlement balances and short positions	5,967	9,751	23,277	40,875	70,462
Other liabilities	2,854	15,450	27,103	60,816	119,255
Total liabilities and equity	39,808	70,954	146,776	200,457	469,345

	2013	2012	2011	2010	2009
Other financial data	%	%	%	%	%
Dividend payout ratio (1)	—	—	—	1,389.4	—
Return on average total assets (2)	—	—	—	0.4	—
Return on average ordinary shareholders' equity (3)	—	—	—	17.8	—
Average owners' equity as a percentage of average total assets	10.9	3.3	2.4	2.2	3.0
Capital ratio – Tier 1	23.2	13.9	12.0	11.0	19.9
Total	26.1	19.8	17.5	15.8	25.5
Ratio of earnings to fixed charges only (4)
– including interest on deposits	0.81	0.13	0.89	1.27	—
– excluding interest on deposits	0.35	—	0.57	1.89	—

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

(4)    For this purpose, earnings consist of income before tax plus fixed charges. Fixed charges consist of total interest expense, including or excluding interest on deposits. Deposits include banks and total customer accounts.  The coverage deficiency for total fixed charges excluding interest on deposits for the year ended 31 December 2013 is €142 million (31 December 2012 - €887 million and 31 December 2011 - €186 million). The earnings for the year ended 31 December 2009 was inadequate to cover total fixed charges excluding interest on deposits and total fixed charges including interest on deposits.

RBS Holdings N.V.                                                                                                                                                                                                           172

Additional information

Financial summary continued

Analysis of loans and advances to customers

The following table analyses loans and advances to customers before impairment provisions by remaining maturity, geographical area and type of customer.

		After 1
	Within	but within	After	2013
	1 year	5 years	5 years	Total	2012	2011	2010	2009
	€m	€m	€m	€m	€m	€m	€m	€m
Netherlands
Central and local government	—	—	53	53	58	120	372	1,659
Manufacturing	1	—	10	11	233	806	1,745	7,437
Construction	—	—	—	—	19	551	388	865
Finance	174	—	15	189	174	1,190	1,668	12,506
Service industries and business activities	18	85	148	251	891	2,201	3,640	16,788
Agriculture, forestry and fishing	—	—	—	—	—	—	65	4,951
Property	—	—	—	—	7	301	290	3,949
Other business activities	—	—	—	—	—	781	1,148	7,724
Residential mortgages	37	97	89	223	282	431	449	102,308
Personal lending	—	—	—	—	—	—	6	169
Accrued interest	(4)	1	2	(1)	8	22	73	763
Total domestic	226	183	317	726	1,672	6,403	9,844	159,119

Overseas
US	—	28	9	37	—	970	1,668	4,357
Rest of the World	2,002	584	629	3,215	5,049	23,732	34,511	62,118
Loans and advances to customers - gross	2,228	795	955	3,978	6,721	31,105	46,023	225,594
Loan impairment provisions				(194)	(341)	(1,527)	(1,527)	(5,636)
Loans and advances to customers - net				3,784	6,380	29,578	44,496	219,958

Note:

(1)    RBSH Group provides credit facilities at variable rates to its corporate customers and retail customers. Variable rate credit extended to RBSH Group’s corporate and commercial customers includes bullet and instalment loans, finance lease agreements and overdrafts; interest is generally charged at a margin over a bench mark rate such as EURIBOR, LIBOR or base rate. Interest on variable rate retail loans may also be based on EURIBOR, LIBOR or base rate.  RBSH Group does not provide interest only loans to its retail customers.

RBS Holdings N.V.                                                                                                                                                                                                           173

Additional information

Financial summary continued

Loan impairment provisions

For a discussion of the factors considered in determining the amount of the provisions, refer to ‘Impairment of financial assets’ on pages 99 and 100 and ‘Critical Accounting policies and key sources of estimation uncertainty’ on pages 103 and 104. The following table shows the movements in loan impairment provisions.

	2013	2012	2011	2010	2009
	€m	€m	€m	€m	€m
Provisions at the beginning of the year
Domestic	155	242	223	4,085	2,792
Foreign	186	1,330	1,349	1,626	1,772
	341	1,572	1,572	5,711	4,564
Transfer from/(to) disposal groups
Domestic	29	—	—	(2,155)	994
Foreign	7	(171)	—	(222)	(238)
	36	(171)	—	(2,377)	756
Currency translation and other adjustments
Domestic	46	—	78	(261)	183
Foreign	(5)	(74)	49	335	(32)
	41	(74)	127	74	151
(Disposals)/acquisitions of businesses
Domestic	(38)	(50)	5	—	—
Foreign	(53)	(512)	(50)	—	(73)
	(91)	(562)	(45)	—	(73)
Amounts written-off
Domestic	(70)	(50)	(43)	(1,506)	(543)
Foreign	(33)	(403)	(354)	(437)	(732)
	(103)	(453)	(397)	(1,943)	(1,275)
Recoveries of amounts previously written-off
Domestic	1	7	—	21	8
Foreign	8	5	22	38	2
	9	12	22	59	10
Charged to income statement – continuing operations (1)
Domestic	(35)	6	(20)	39	651
Foreign	(3)	11	322	21	970
	(38)	17	302	60	1,621
Unwind of discount (recognised in interest income)
Foreign	—	—	(8)	(12)	(43)
	—	—	(8)	(12)	(43)
Provisions at the end of the year (2)
Domestic	88	155	242	223	4,085
Foreign	107	186	1,330	1,349	1,626
	195	341	1,572	1,572	5,711
Gross loans and advances to customers
Domestic	726	1,672	6,403	9,844	159,119
Foreign	3,252	5,049	24,702	36,179	66,475
	3,978	6,721	31,105	46,023	225,594

RBS Holdings N.V.                                                                                                                                                                                                           174

Additional information

Financial summary continued
	2013	2012	2011	2010	2009
	€m	€m	€m	€m	€m
Closing customer provisions as a % of gross loans and advances to customers (3)
Domestic	12.1%	9.3%	3.8%	2.3%	2.6%
Foreign	3.3%	3.7%	5.4%	3.6%	2.3%
Total	4.9%	5.1%	4.9%	3.3%	2.5%

Customer charge to income statement for continuing operations as a % of gross loans and advances to customers
Domestic	(4.8%)	0.4%	(0.3%)	0.4%	0.4%
Foreign	(0.1%)	(0.1%)	1.3%	0.1%	1.5%
Total	(0.9%)	0.2%	1.0%	0.1%	0.7%

Notes:

(1)    Includes nil relating to loans and advances to banks (2012 - €2 million; 2011 - nil; 2010 - €(15) million; 2009 - €30 million). Net of recoveries/recharges under the APS back-to-back agreement.

(2)    Includes provisions against loans and advances to banks - see table below.

(3)    Excludes provisions against loans and advances to banks.

The following table shows additional information in respect of the loan impairment provisions.

	2013	2012	2011	2010	2009
	€m	€m	€m	€m	€m
Loan impairment provisions at end of year:
Customers	194	341	1,527	1,527	5,636
Banks	1	—	45	45	75
	195	341	1,572	1,572	5,711

Average loans and advances to customers (gross)	6,476	18,913	38,564	135,809	251,311

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	—	—	1.0%	0.1%	1.1%
Amounts written-off (net of recoveries) - customers	1.6%	2.2%	1.1%	1.5%	0.5%

RBS Holdings N.V.                                                                                                                                                                                                           175

Additional information

Financial summary continued
Analysis of closing customer loan impairment provisions
The following table analyses loan impairment provisions by geographical area and type of domestic customer.

	2013		2012		2011		2010		2009
		% of loans		% of loans		% of loans		% of loans		% of loans
	Closing	to total	Closing	to total	Closing	to total	Closing	to total	Closing	to total
	provision	loans	provision	loans	provision	loans	provision	loans	provision	loans
	€m	%	€m	%	€m	%	€m	%	€m	%
Domestic
Central and local government	—	1.3	—	0.9	—	0.4	—	0.8	1	0.7
Manufacturing	—	0.3	(3)	3.5	—	4.4	—	3.8	1,967	3.3
Construction	—	—	—	0.3	—	1.8	—	0.8	17	0.4
Finance	14	4.8	14	2.6	32	3.8	119	3.6	643	5.5
Service industries and business activities	53	6.3	118	13.3	126	7.1	43	10.4	775	10.9
Agriculture, forestry and fishing	—	—	—	—	—	—	—	0.1	137	2.2
Property	—	—	—	0.1	68	1.0	45	0.6	110	1.8
Individuals
– home mortgages	22	5.6	24	4.2	21	2.5	21	1.0	—	45.4
– other	—	—	7	—	3	1.4	45	—	—	0.1
Accrued interest	—	—	—	0.1	—	0.1	—	0.2	—	0.3
Total domestic	89	18.3	160	24.9	250	22.5	273	21.3	3,650	70.6
Foreign	92	81.7	146	75.1	1,216	77.5	1,183	78.7	1,466	29.4
Impaired book provisions	181	100.0	306	100.0	1,466	100.0	1,456	100.0	5,116	100.0
Latent book provisions	13		35		106		116		595
Total provisions	194		341		1,572		1,572		5,711

Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	2013	2012	2011	2010	2009
	€m	€m	€m	€m	€m
Domestic
Central and local government	—	—	—	—	12
Manufacturing	7	—	—	1,469	185
Construction	—	—	—	—	13
Finance	—	1	32	31	6
Service industries and business activities	63	10	11	6	208
Agriculture, forestry and fishing	—	—	—	—	14
Property	—	39	—	—	17
Personal lending	—	—	—	—	59
Finance leases and instalment credit	—	—	—	—	29
Total domestic	70	50	43	1,506	543
Foreign	33	403	354	437	732
Total write-offs	103	453	397	1,943	1,275

RBS Holdings N.V.                                                                                                                                                                                                           176

Additional information

Financial summary continued
Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2013	2012	2011	2010	2009
	€m	€m	€m	€m	€m
Domestic
Manufacturing	—	7	—	—	—
Service industries and business activities	1	—	—	—	—
Personal lending	—	—	—	21	8
Total domestic	1	7	—	21	8
Foreign	8	5	22	38	2
Total recoveries	9	12	22	59	10

Renegotiated loans

The table below shows loans whose terms were renegotiated during the year that are unimpaired: either the loan was performing both before and after the renegotiation or it was non-performing before renegotiation and subsequently transferred to the performing book. Renegotiated loans with impairment provisions continue to be reported as impaired loans.

	2013	2012	2011	2010	2009
	€m	€m	€m	€m	€m
Renegotiated loans (1)	—	—	194	438	101

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

	2013	2012	2011	2010	2009
	€m	€m	€m	€m	€m
Impaired loans (1)
Domestic	178	253	339	445	5,398
Foreign	132	253	1,591	1,719	2,691
Total	310	506	1,930	2,164	8,089

Accruing loans which are contractually overdue 90 days or more as to principal or interest
Domestic	—	—	78	51	92
Foreign	—	—	89	9	61
Total	—	—	167	60	153
Total risk elements in lending	310	506	2,097	2,224	8,242

Closing provisions for impairment as a % of total risk elements in lending	62.6%	67.4%	75.0%	70.7%	69.3%
Risk elements in lending as a % of gross lending to customers	7.9%	7.5%	6.8%	4.8%	3.7%

Note:

(1)    The write off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio). The coverage ratio reduces if the loan written off carries a higher than average provision and increases if the loan written off carries a lower than average provision. Impaired loans at 31 December 2013 whose terms were renegotiated were nil (31 December 2012 - €27 million).

RBS Holdings N.V.                                                                                                                                                                                                           177

Additional information

Financial summary continued

	2013	2012	2011
	€m	€m	€m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
Domestic	24	20	80
Foreign	22	34	85
	46	54	165

Interest on impaired loans included in net interest income
Domestic	—	—	69
Foreign	—	—	32
	—	—	101

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2013	2012	2011	2010	2009
	€m	€m	€m	€m	€m
Potential problem loans	9	27	220	133	532

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

The table below sets out RBSH Group’s cross border exposures greater than 0.5% of RBSH Group’s total assets.

	2013
	Government	Banks	Other	Total	2012	2011
	€m	€m	€m	€m	€m	€m
Spain	52	3,524	1,596	5,172	6,143	8,615
United States	1,711	173	442	2,326	2,703	13,986
United Kingdom	—	1,001	579	1,580	2,019	—
Germany	400	493	20	913	2,805	7,008
France	305	241	268	814	1,582	4,322
Austria	340	57	214	611	661	726*
India	5	—	585	590	1,088	5,876
Italy	514	13	62	589	736	2,492
Belgium	531	—	3	534	1,084	1,656
Brazil	253	—	83	336	810	1,223
Ireland	168	56	89	313	478	595*
Indonesia	53	14	163	230	262*	583*
Qatar	—	—	205	205	299*	456*

* Less than 0.5% of Group total assets.

RBS Holdings N.V.                                                                                                                                                                                                           178

Additional information

Financial summary continued
Analysis of deposits – product analysis
The following table shows the distribution of RBSH Group's deposits by type and geographical area.
	2013	2012	2011
	€m	€m	€m
Netherlands
Demand deposits – interest-free	366	478	388
– interest-bearing	86	68	13,195
Time deposits – other	16,463	26,552	14,266
Total domestic offices	16,915	27,098	27,849
Overseas
Demand deposits – interest-free	1,894	2,502	7,643
– interest-bearing	1,417	4,919	30,488
Time deposits – savings	—	1	629
– other	2,868	2,583	19,512
Total overseas offices	6,179	10,005	58,272
Total deposits	23,094	37,103	86,121

Held for trading	1,718	1,971	2,265
Amortised cost	21,376	35,132	83,856
Total deposits	23,094	37,103	86,121

Overseas
US	482	773	7,075
Rest of the World	5,697	9,232	51,197
Total overseas offices	6,179	10,005	58,272

Certificates of deposit and other time deposits
The following table shows details of RBSH Group's certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

		Over 3	Over 6
		months	months
	Within	but within	but within	Over
	3 months	6 months	12 months	12 months	Total
2013	€m	€m	€m	€m	€m
Domestic
Other time deposits	392	3,311	274	233	4,210

Overseas
Other time deposits	1,199	460	154	160	1,973
	1,591	3,771	428	393	6,183

RBS Holdings N.V.                                                                                                                                                                                                           179

Additional information

Financial summary continued

Short-term borrowings

The table below shows details of RBSH Group's short-term borrowings. Short-term borrowings comprise repurchase agreements, commercial paper and certificates of deposit.

	Repurchase	Commercial	Certificates of	Total	Total	Total
	agreements	paper	deposit	2013	2012	2011
At year end
- balance (€bn)	12	—	—	12	13	21
- weighted average interest rate	0.1%			0.1%	0.5%	0.8%

During the year
- maximum balance (€bn)	15	—	—	15	22	46
- average balance (€bn)	12	—	—	12	11	18
- weighted average interest rate	0.1%	0.4%	5.6%	0.3%	0.6%	0.9%

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations
The table below summarises RBSH Group's other contractual cash obligations by payment date.

	0 – 3	3 – 12	1 – 3	3 – 5	5 – 10	10 – 20
	months	months	years	years	years	years
2013	€m	€m	€m	€m	€m	€m
Operating leases	8	19	21	15	26	—

2012
Operating leases	8	21	33	16	29	—

RBSH Group's undrawn formal facilities, credit lines and other commitments to lend were €847 million (2012 - €4,994 million; 2011 - €22,277 million). While RBSH group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. RBSH group does not expect all facilities to be drawn, and some may lapse before drawdown.

Exchange rates

Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.

	March	February	January	December	November	October
US dollars per €1	2014	2014	2014	2013	2013	2013
Noon Buying Rate
High	1.39	1.38	1.37	1.38	1.36	1.38
Low	1.37	1.35	1.35	1.36	1.34	1.35

		2013	2012	2011	2010	2009
Noon Buying Rate
Period end rate		1.38	1.32	1.30	1.33	1.43
Average rate for the period (1)		1.33	1.29	1.40	1.32	1.39

Consolidation rate (2)
Period end rate		1.38	1.32	1.29	1.34	1.44
Average rate for the period		1.33	1.29	1.39	1.33	1.39

Notes:

(1)    The average of the Noon Buying Rates on the last business day of each month during the period.

(2)    The rates used by RBSH Group for translating US dollars into euro in the preparation of its financial statements.

(3)    On 25 April 2014, the Noon Buying Rate was €1.00 = $1.38.

RBS Holdings N.V.                                                                                                                                                                                                           180

Additional information

Economic and monetary environment

It has been noted before that when economies are emerging from recessions rooted in high levels of debt and stresses in the financial system, growth is slower than in the typical recovery. That was the experience again in 2013 in the major markets in which RBSH Group operates.

Total economic activity in the Netherlands as measured by gross domestic product (GDP) was 1.3% lower in the year to the third quarter of 2013 than in the year to the third quarter of 2012. The falls in investment (-7.3%) and household consumption (-2.3%) were especially steep. The unemployment rate increased from 7.2% to 8.5%.  Inflation fell sharply, from 3.2% at the start of the year to 1.4% at the end. Owner occupied house prices declined by 6.4%. However, the consumer confidence index improved during the year, from -36 to -12, although that was still below its long-run average. According to Consensus Economics, GDP will grow by 0.5% in 2014.

In the UK, performance improved. Total economic activity, as measured by GDP, grew by 1.9% compared with growth of 0.3% in 2012. At the start of the year, expectations had been for an increase of only 1.0%. Consumption led the way, despite falling real wages. There were more people in work and households drew down savings to fund spending.

Unemployment fell, from around 7.9% at the start of the year to 7.0% at its end.

Housing market activity accelerated sharply, prompted in part by measures to encourage house purchase such as Help to Buy. According to the Halifax house price index, the average price of a house in the UK increased by 5.8% during the year. Other indices reported stronger price growth. Prices look to have risen in all parts of the UK but inflation was strongest in London, where prices rose by more than 10%.

Inflation ended the year at the 2.0% target having averaged 2.6% for the year as a whole. The Bank of England continued its ultra-loose monetary policy stance. The Bank Rate remained at 0.5%, although market rates increased towards the end of the year on expectations of tighter monetary policy in the United States. There were no additions to the stock of assets purchased through the quantitative easing programme. In August 2013, the Monetary Policy Committee began offering ‘forward guidance’ on its intentions. It said that it will not consider changing the Bank Rate or the stock of assets purchased until the unemployment rate reaches 7.0%, unless inflation threatens to take off or there are concerns about financial stability.

The Funding for Lending Scheme was adjusted during the course of the year to enhance the incentives to banks to lend to small firms and later to withdraw that support for lending to individuals. The Bank of England’s Credit Conditions Survey suggested that the supply of credit had expanded towards the end of the year.

In the face of considerable fiscal austerity and continuing disputes about the public finances, which led to a government shutdown in the autumn, GDP growth in the United States was 1.9% compared with 2.8% in 2012. There was encouraging news on the job market, where unemployment had fallen to 6.7% in December 2013, although part of the fall was accounted for by people leaving the job market rather than finding work. The housing market again performed strongly, with prices up 14% in the year to November.

In December, the Federal Reserve took the first formal steps towards tightening monetary policy. It announced that it would reduce the amount of assets purchased under its quantitative easing programme by $10 billion each month, with the programme likely to be ended in the second half of 2014. It maintained its guidance that the Fed Funds Target Rate would remain at 0.25% until the unemployment rate reaches 6.5%.

Entering 2013, the greatest economic concern was how problems related to sovereign debt in the euro zone would be managed. With the exception of Cyprus, there were none of the episodes of concern that had marked previous years. Markets were generally convinced that the European Central Bank would indeed ‘do what it takes’ to sustain the single currency. Further steps were taken towards a banking union. Nevertheless, the region’s economy remained weak. Unemployment averaged 12.1%, a record, and inflation fell to 0.8% at the end of the year.

Supervision

Netherlands

RBSH Group is regulated in the Netherlands by De Nederlandsche Bank (DNB) and the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten (AFM).

RBSH Group’s regulatory system in the Netherlands is a comprehensive system based on the provisions of the Financial Supervision Act which came into effect on 1 January 2007. The Financial Supervision Act has replaced, amongst others, the Act on the Supervision of the Credit System 1992 without affecting the existing supervisory system.

The Financial Supervision Act sets out rules regarding prudential supervision by DNB and supervision of conduct by the AFM. Prudential supervision focuses on the solidity of financial undertakings and contributes to the stability of the financial sector. Supervision of conduct focuses on orderly and transparent financial market processes, clear relations between market participants and due care in the treatment of clients (including supervision of the securities and investment businesses).

Prudential supervision

Prudential supervision of credit institutions in the Netherlands is performed by DNB under the Financial Supervision Act. No enterprise or institution established in the Netherlands may pursue the business of a credit institution unless it has obtained prior authorisation from DNB.

Its supervisory activities under the Financial Supervision Act focus on supervision of solvency, liquidity and administrative organisation, including risk management and internal control.

RBS Holdings N.V.                                                                                                                                                                                                           181

Additional information

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

Conduct of business supervision focuses on ensuring orderly and transparent financial market processes, proper relationships between market participants and the exercise of due care by financial undertakings in dealing with clients.

The Financial Supervision Act provides that each supervised credit institution must submit periodic reports to DNB. In accordance with this requirement RBSH Group files quarterly and monthly reports with DNB.

At least one submission for each given year must be certified by an external auditor. The report to be certified is selected by an external auditor at his or her discretion.

On 1 July 2008 a decree pursuant to the Financial Supervision Act was extended to incorporate the requirements for eligibility of covered bonds. Dutch issuers of covered bonds now have the facility to register their programs with DNB. The new legislation is designed to protect the interest of covered bond holders through special supervision by DNB of the recognised covered bond programs. An issuer must comply with several conditions when submitting a program for recognition and demonstrate compliance to these conditions through the provision of specific documentation and information. Once a program is registered, the issuer will have ongoing administration and reporting obligations to adhere to.

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

With effect from 30 June 2010, RBSH Group migrated to Basel II status. For the majority of credit risk, RBSH Group uses the advanced internal ratings based approach for calculating RWAs. For operational risk, RBSH Group uses the basic indicator approach, which calculates operational risk capital charge RWA equivalent on the average operating income for three years times a fixed percentage of 15%.

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

RBSH Group is consolidated for regulatory reporting within the RBS Group. Pillar 3 information for RBSH Group is included within the RBS Group Pillar 3 disclosures. RBS Group publishes its Pillar 3 (Market disclosures) on its website www.rbs.com, providing a range of additional information relating to Basel II risk, liquidity and capital management across the RBS Group. The disclosures focus on capital resources and adequacy, discuss a range of credit risk approaches and their associated RWAs under various Basel II approaches. Detailed disclosures are also made on credit risk mitigation, counterparty credit risk, interest rate risk in the banking book, provisions, equity, securitisation, operational and market risk.

RBSH Group operates in multiple jurisdictions and is subject to a number of regulatory regimes.

RBS Holdings N.V.                                                                                                                                                                                                           182

Additional information

Supervision continued

RBSH Group's lead regulator in the Netherlands is DNB. RBSH Group are direct and indirect subsidiaries of the RBS Group whose lead regulatory in the UK is the Prudential Regulation Authority (PRA). In the US, RBSH Group’s operations are required to meet liquidity requirements set out by the US Federal Reserve Bank, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation and Financial Industry Regulatory Authority.

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

Available liquidity must always exceed required liquidity. Available liquidity and required liquidity are calculated by applying weighting factors to the relevant on- and off-balance sheet items, i.e. irrevocable commitments. The liquidity test includes all currencies. A surplus in a non convertible or non transferable currency however needs to be ignored or explicitly taken out. Compliance reports concerning liquidity requirements of foreign subsidiaries are submitted to the appropriate foreign regulatory authorities as required. At a consolidated level, and in every country in which RBSH Group operates, RBSH Group adheres to the liquidity standards imposed by the applicable regulatory authorities.

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

RBS Holdings N.V.                                                                                                                                                                                                           183

Additional information

Supervision continued

United States

RBSH is both a bank holding company and a financial holding company within the meaning of the US Bank Holding Company Act of 1956. As such, it is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (’the Federal Reserve’). Among other things, RBSH Group's direct and indirect activities and investments in the United States are limited to those that are 'financial in nature' or 'incidental' or 'complementary' to a financial activity, as determined by the Federal Reserve.

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

United Kingdom

The PRA is the consolidated supervisor of RBS Group. In the UK, RBS Group is subject to extensive regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to ensure compliance with the rules and regulations to which they are subject.

Other jurisdictions

RBSH Group operates in over 12 countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central bank.

Major shareholders

On 17 October 2007, RFS Holdings B.V. (RFS Holdings), a company incorporated by RBS Group, Fortis and Santander acquired 85.6% of RBS Holdings N.V. Through subsequent purchases RFS Holdings increased its stake in RBSH Group to 99.3% as at 31 December 2007. RFS Holdings started squeeze-out proceedings in order to acquire the remainder of the shares in RBSH Group from minority shareholders and this procedure was completed on 22 September 2008. As a result RFS Holdings is from that date the sole shareholder of RBS Holdings N.V. RFS Holdings is controlled by The Royal Bank of Scotland Group plc, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland and The Royal Bank of Scotland Group plc is the ultimate parent company of RBSH Group Holding N.V.

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

Issued share capital

The issued share capital of RBS Holdings N.V. consists of 89,287 ordinary shares with a nominal value of €0.56 each.

Material contracts

RBSH Group are party to various contracts in the ordinary course of business. Material contracts include the following:

Participation in UK Government’s Asset Protection Scheme

In 2009, RBS plc, entered into an agreement (the Asset Protection Scheme (APS)) with HM Treasury (HMT), acting on behalf of the UK Government, under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT

Although the portfolio of covered assets included assets recorded on RBSH Group’s balance sheet, RBSH Group was not entitled to benefit under this contract.

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

Although the RBS Group’s participation in the APS ceased in October 2012, these arrangements between RBSH Group and RBS plc remain in place.

RBS Holdings N.V.                                                                                                                                                                                                           184

Additional information

Material contracts continued

EC Remedy

On 26 November 2009, RBS Group entered into a State Aid Commitment Deed with HM Treasury of the United Kingdom government, containing commitments and undertakings given by RBS Group to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State aid provided to RBS Group. As part of these commitments, RBS Group agreed that RBS Holdings would not pay investors any coupons on, or exercise any call rights in relation to, the hybrid capital instruments issued by RBS N.V. listed below, unless in any such case there was a legal obligation to do so, for an effective period of two years.

The two-year distribution restriction period in relation to the hybrid capital instruments commenced on 1 April 2011 and ended on 1 April 2013.

•         5.90% Non-cumulative Guaranteed Trust Preferred Securities of Funding Trust V (US74928K2087)

•         6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VI (US74928M2044)

•         6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VII (US74928P2074)

RBSH Group was also subject to restrictions on the exercise of call rights in relation to its other hybrid capital instruments.

Dividends

RBSH Group's policy is to pay dividends on ordinary shares taking account the capital position and prospects. For further information on the payment of dividends, see page 111.

Off-balance sheet arrangements

RBSH Group has no off-balance sheet exposures that have or are reasonably likely to have an adverse effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

For a discussion of the impact of off-balance sheet commitments and contingent liabilities see Note 25 to the Financial Statements.

RBS Holdings N.V.                                                                                                                                                                                                           185

Additional information

Risk factors

Set out below are  risk factors which could have a material adverse effect on the business, operations, financial condition or prospects of RBSH Group and cause RBSH Group’s future results to be materially different from expected results. RBSH Group’s results could also be affected by competition and other factors. RBSH Group is a principal subsidiary of RBSG and accordingly, risk factors which relate to RBSG and RBS Group will also be of relevance to RBSH Group. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

RBSH Group is reliant on the RBS Group

RBSH Group is part of the RBS Group and receives capital, liquidity and funding support from the RBS Group. At 31 December 2013, RBSH Group funding included €17.7 billion (2012 - €28.5 billion) due to companies in the RBS Group of which €11.7 billion (2012 - €12.6 billion) was secured. RBSH Group also obtained capital support through its credit protection agreements with RBS. At 31 December 2013, these agreements reduced RBSH Group’s regulatory capital requirement by €238 million (2012 - €338 million). In 2009, in connection with the agreement (the Asset Protection Scheme (APS)) between RBS and HM Treasury (HMT), acting on behalf of the UK Government, under which RBS purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT, including certain assets recorded on RBSH Group’s balance sheet, RBSH Group entered into back-to-back credit protection agreements with RBS (the Contracts) that provide full principal protection over those covered assets attributable to RBSH Group for their remaining life. In addition, much of RBSH Group’s banking operations function on the RBS Group's integrated global infrastructure. These operations include: sales and marketing; customer recognition; transaction processing and execution; recordkeeping; settlement services; compliance monitoring; risk management; treasury management; accounting and financial reporting; taxation advice; information technology services; purchasing; office accommodation and administration; human resources management; and internal audit.

The reduction or cessation of the ability of the RBS Group, pursuant to the Contracts or otherwise, to provide intra-group funding, capital injections, liquidity or other support directly or indirectly to RBSH Group may result in funding or capital pressures and liquidity stress for RBSH Group and may have a material adverse effect on the operations, financial condition and results of operations of RBSH Group. As a result of the transfers of a substantial part of the business activities from RBS N.V. to RBS as discussed in the risk factor below headed ‘The execution and/or any delay in the execution (or non-completion) of the approved proposed transfers of a substantial part of the business activities of RBS N.V. to RBS may have a material adverse effect on RBSH Group; the residual Group will become more reliant on the RBS Group for capital, liquidity and funding support than it is currently. Accordingly, risk factors which relate to RBSG or the RBS Group will also be of relevance to prospective investors.

RBSH Group is subject to a number of legal and regulatory actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on RBSH Group’s operating results or reputation

RBSH Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory and governmental investigations and other regulatory risk. As a result, RBSH Group is, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the Netherlands, the United Kingdom, other parts of the EU, the United States and other jurisdictions.

RBSH Group is involved in ongoing class action litigation, continuing rate setting related litigation and investigations, securitisation and securities related litigation, and anti-money laundering, sanctions and compliance related investigations, in addition to a number of other matters. For more detail on RBSH Group’s ongoing legal and regulatory proceedings, see pages 149 to 152. In addition to these ongoing legal and regulatory proceedings, RBS Group has recently settled a number of legal and regulatory investigations including a settlement reached on 6 February 2013, with the Financial Services Authority, the Commodity Futures Trading Association and the United States Department of Justice and on 4 December 2013 in respect of the LIBOR investigations. In addition, RBSG and the Royal Bank reached a settlement with the Board of Governors of the Federal Reserve System, the New York State Department of Financial Services and the Office of Foreign Assets Control with respect to the Royal Bank’s historical compliance with US economic sanction regulations outside the United States. RBS Group continues to cooperate with these and other governmental and regulatory authorities in connection with ongoing investigations and the probable outcome is that it will incur additional financial penalties which may be material. Legal, governmental and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation.

Adverse regulatory proceedings or adverse judgments in litigation could result in restrictions or limitations on RBSH Group’s operations or have a significant effect on RBSH Group’s reputation, results of operations and capital position. It is expected that RBSH Group will continue to have a material exposure to legacy litigation and regulatory matter proceedings in the medium term.

RBSH Group may be required to increase provisions in relation to ongoing legal proceedings, investigations and regulatory matters. Significant increases in provisions may harm RBSH Group’s reputation and may have an adverse effect on RBSH Group’s financial condition and results of operations.

RBS Holdings N.V.                                                                                                                                                                                                           186

Additional information

Risk factors continued

RBSH Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with historical, new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Past or current failure to comply with any one or more of these laws or regulations could have a significant adverse effect on RBSH Group’s reputation, financial condition and results of operations.

RBSH Group could fail to attract or retain senior management, which may include members of RBSH Group’s Supervisory Board and Managing Board, or other key employees, and it may suffer losses if it does not maintain good employee relations

RBSH Group’s ability to implement its strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including its senior management, which include members of RBSH Group’s Supervisory Board and Managing Board or other key employees, competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government support (such as the RBS Group).

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

A number of the members of senior management of the RBS Group are also members of RBSH Group’s supervisory board. During 2013, the RBS Group replaced its Chief Executive Officer, Chief Financial Officer and Chief Risk Officer and in October 2013 its newly appointed Chief Financial Officer resigned. A new CFO was appointed with effect from 19 May 2014. Because of the overlap between the members of RBS Group management and RBSH’s supervisory board, these changes impacted RBSH, resulting in successive changes of the chairman of the supervisory board. The lack of continuity of senior management and the loss of important personnel within RSBG could have an adverse impact on the implementation of RBSH’s strategic objectives and regulatory commitments.

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

The execution and/or any delay in the execution (or non-completion) of the approved transfers of a substantial part of the business activities of RBS N.V. to RBS plc may have a material adverse effect on RBSH Group

As part of the restructuring of the RBS Group businesses, operations and assets, on 19 April 2011, the RBS Group announced the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the Transfers). The Transfers have been carried out through 2011, 2012 and 2013 with the transfer of the eligible UK businesses completed during the last quarter of 2011, transfers relating to businesses in Singapore, Hong Kong and Kazakhstan, RBS N.V. businesses and other eligible businesses in the Netherlands, certain EMEA countries, Malaysia, Turkey and the United Arab Emirates completed in 2012 and transfers of businesses in Russia, Romania, Korea and North America completed in 2013. RBSH concluded that it would not be possible to transfer its businesses in China, India, Thailand and Indonesia during 2013. The intention is to transfer the remainder of these businesses to RBS plc.

The process for implementing the Transfers has been and is complex and any failure to satisfy any conditions or complete any preliminary steps to each Transfer may cause a delay in its completion (or result in its non-completion). If any of the remaining Transfers are further delayed (or are not completed) for any reason, such as a failure to secure required regulatory approvals, it is possible that the relevant regulatory authorities could impose sanctions which could adversely impact the minimum regulatory requirements for capital and liquidity of RBS N.V. A delay in implementation of (or any failure to implement) any of the Transfers may therefore adversely impact RBS N.V.’s capital and liquidity resources and requirements, with consequential adverse impacts on its funding resources and requirements, resulting in an increase in its reliance on the RBS Group.

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

RBS Holdings N.V.                                                                                                                                                                                                           187

Additional information

Risk factors continued

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

In addition, certain competitors may have stronger and more efficient operations, including better IT systems, allowing them to implement innovative technologies for delivering services to their customers, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than RBSH Group. Furthermore, RBSH Group’s competitors may be better able to attract and retain clients and key employees, which may have a negative impact on RBSH Group’s relative performance and future prospects. In addition, recent and future disposals and restructurings by RBSH Group and the compensation structure and restrictions imposed on RBSH Group may also have an impact on its ability to compete effectively. These and other changes to the competitive landscape could adversely affect RBSH Group’s business, margins, profitability, financial condition and prospects.

RBSH Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions

RBSH Group’s businesses and performance are affected by local and global economic conditions, perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term is for steady growth. Risks to growth and stability stem mainly from continued imbalances – among and within countries – and from uncertainty about how economies will respond as the extraordinary monetary policy measures implemented during the crisis are unwound. RBSH Group’s businesses and performance are also affected by financial market conditions. Capital and credit markets around the world have been relatively stable since 2012. Although the risk of sovereign default relating to certain EU member states diminished during 2013, a number of EU countries had their credit ratings downgraded, and the lingering risk of a sovereign default continues to pose a threat to capital and credit markets. In addition, in response to actions of central banks, in particular the US Federal Reserve’s actions with respect to tapering of its debt purchase program, there have been short periods of rapid movements in interest rates and significant sharp falls on equity markets and further market volatility is likely as tapering continues.

Challenging economic and market conditions create a difficult operating environment for RBSH Group’s businesses, which is characterised by:

•         reduced activity levels, additional write-downs and impairment charges and lower profitability, which may restrict the ability of RBSH Group to access funding and liquidity;

•         central bank actions to engender economic growth which have resulted in a prolonged period of low interest rates constraining, through margin compression and low returns on assets, the interest income earned on RBSH Group’s interest earning assets; and

•         the risk of increased volatility in yields and asset valuations as central banks start/accelerate the process of tightening or unwinding historically unprecedented loose monetary policy or extraordinary measures. The resulting environment of uncertainty for the market and consumers will lead to challenging trading and market conditions.

In particular, should economic recovery stagnate, particularly in RBSH Group’s key markets, or the scope and severity of the adverse economic conditions currently experienced by a number of EU member states and elsewhere, worsen the risks faced by RBSH Group would be exacerbated. Developments relating to the current economic conditions and the risk of a return to a volatile financial environment, including those discussed above, could have a material adverse effect on RBSH Group’s business, financial condition, results of operations and prospects.

RBSH Group has significant exposure to a weakening of the nascent economic recovery in Europe

In Europe, countries such as Ireland, Italy, Greece, Portugal and Spain have been particularly affected by the recent macroeconomic and financial conditions. Although the risk of sovereign default continued to decline in 2013 due to the continuing actions of the European Central Bank (ECB) and the EU, the risk of default remains and yields on the sovereign debt of many EU member states have remained well above pre-crisis levels. This default risk raises concerns, and the possibility remains that the contagion effect spreads to other EU economies, that the euro could be abandoned as a currency by one or more countries that have already adopted its use, or in an extreme scenario, that the abandonment of the euro could result in the dissolution of the European Monetary Union (“EMU”). This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the European and global economies of any potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

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

The occurrence of any of these events would have a material adverse effect on RBSH Group’s financial condition, results of operations and prospects.

RBS Holdings N.V.                                                                                                                                                                                                           188

Additional information

Risk factors continued

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

The Basel Committee on Banking Supervision’s package of reforms to the regulatory capital framework raises the quantity and quality of capital required to be held by a financial institution with an emphasis on common equity Tier 1 (“CET1”) capital and introduces an additional requirement for both a capital conservation buffer and a countercyclical buffer to be met with CET1 capital. The Basel Committee also has proposed that global systemically important banks (“GSIBs”) be subject to an additional CET1 capital requirement, depending on a bank’s systemic importance.

The RBS Group has been identified by the Financial Stability Board (“FSB”) as a GSIB. The FSB list of G-SIBs is updated annually, based on new data and changes to methodology. The November 2013 update placed the RBS Group in the second from bottom bucket of G-SIBs, subjecting to more intensive oversight and supervision and requiring it to have additional loss absorption capacity of 1.5% in CET1, to be phased in from the beginning of 2016.

The Basel III rules are dependent on local implementation. The EU legislative package of proposals to implement the changes with a new Directive and Regulation (collectively known as “CRD IV”) was finalised in June 2013 paving the way for implementation of Basel III in the EU from 1 January 2014, subject to a number of transitional provisions and clarifications. A number of the requirements introduced under CRD IV will be further supplemented through the Regulatory and Implementing Technical Standards (RTSs/ITSs) produced by the European Banking Authority (“EBA”) which are not yet finalised. The EU rules deviate from the Basel III rules in certain aspects (e.g. in imposing an additional systemic risk buffer), and provide national flexibility to apply more stringent prudential requirements than set in the EU (or Basel) framework. Since 1 January 2014, RBSH has been required to comply with the requirements of CRD IV, the EBA’s RTSs and ITSs.

In addition, RBS N.V. is among the selected banks that are subject to the comprehensive assessment conducted by the European Central Bank (ECB) and the national competent authorities. The comprehensive assessment is an essential element of the preparations for the Single Supervisory Mechanism (SSM), providing the necessary clarity on the banks that may be subject to the ECB’s direct supervision. The comprehensive assessment is expected to be concluded in October 2014 prior to the start of the SSM in November 2014. The outcome of the comprehensive assessment may lead to a range of follow-up actions, possibly including enhanced provisioning, as well as recapitalisation, asset separation and sales, and other measures.

The UK government’s implementation of the Independent Commission on Banking’s recommendations through the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”) which became law in the United Kingdom on 18 December 2013 and will be implemented through secondary legislation due to be completed by May 2015, will introduce mechanisms requiring systemically important UK banks and building societies to hold loss absorbing capacity, in addition to the capital held to satisfy their capital requirements under CRD IV, as implemented by the PRA. These requirements, as well as the other recommendations of the ICB, including ring-fencing and other customer protection measures, are to be established through secondary legislation and are expected to be phased in between 2015 and 2019. The US Federal Reserve has also proposed changes in how it will regulate the US operations of foreign banking operations such as RBSH Group that may affect the capital requirements of RBSH Group’s operations in the US. As the implementation of the ICB recommendations is the subject of secondary legislation not yet adopted and the Federal Reserve’s recent proposals are in a comment period, RBSH Group cannot predict the impact such rules will have on the RBS Group’s (including RBSH Group’s) overall capital requirements or how they will affect the RBS Group’s (including RBSH Group’s) compliance with applicable capital and loss absorbency requirements.

To the extent RBSH Group has estimated the indicative impact that CRD IV rules may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by RBSH Group (such as deleveraging of legacy positions and securitisations, including the RBS Capital Resolution Group, as well as other actions being taken to de-risk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the Netherlands and in other jurisdictions in which RBSH Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the Netherlands and other jurisdictions in which RBSH Group undertakes regulated activities, may require RBSH Group to raise additional Tier 1 (including CET1) and Tier 2 capital by way of further issuances of securities and may result in existing Tier 1 and Tier 2 securities issued by RBSH Group ceasing to count towards RBSH Group’s regulatory capital, either at the same level as at present or at all. If RBSH Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to reduce further the amount of its risk-weighted assets and engage in the disposal of certain additional core and non-core businesses and asset portfolios, which may not occur on a timely basis or achieve prices which would otherwise be attractive to RBSH Group.

RBS Holdings N.V.                                                                                                                                                                                                           189

Additional information

Risk factors continued

As at 31 December 2013, RBSH Group’s Tier 1 and Core Tier 1 capital ratios were 23.2 per cent. and 20.5 per cent., respectively, calculated in accordance with Dutch Central Bank (De Nederlandsche Bank N.V.) requirements.

Any change that limits RBSH Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise), to implement its capital plan or to access funding sources, could have a material adverse effect on its financial condition and regulatory capital position.

An extensive restructuring and balance sheet reduction programme of the RBS Group is ongoing and may adversely affect RBSH Group’s business, results of operations, financial condition, capital ratios and liquidity

As part of the restructuring by RBSG of its businesses, operations and assets and RBSH Group’s refocus on its disposal programme, RBSH Group was restructured into core and non-core components. Following the creation of the RBS Capital Resolution Group in 2013 resulting from a review of RBSG carried out by HM Treasury, a number of RBSH Group’s businesses and asset portfolios previously managed as part of its non-core division were transferred to the RBS Capital Resolution Group. RBS Group has announced its aspiration to remove most if not all of these assets from its balance sheet in three years. RBSH Group expects to further run down or dispose substantially of the remainder of the businesses, assets and portfolios previously managed under its non-core division and not transferred to the RBS Capital Resolution Group.

Because the ability to dispose of businesses and assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging, there is no assurance that RBSH Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit or asset portfolios it is seeking to sell either on favourable economic terms to RBSH Group or at all. Material tax or other contingent liabilities could arise on the disposal of businesses or assets and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all.

RBSH Group may be exposed to deterioration in businesses or portfolios being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, RBSH Group may be exposed to certain risks until completion, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction-related costs.

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

RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings

The credit rating of RBS N.V. has been subject to change and may change in the future, which could impact its cost of, access to and sources of financing and liquidity. A number of European financial institutions, including RBS N.V. and other RBS Group members, have been downgraded multiple times during the last three years in connection with rating methodology changes, a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with debt holders, and in connection with a general review of rating agencies’ methodologies. Most recently credit ratings of RBSG, the Royal Bank, RBSH and other Group members were downgraded in connection with RBSG’s creation of the RBS Capital Resolution Group, coupled with concerns about execution risk, litigation risk and the potential for conduct related fines. Furthermore, subject to any mitigating factors, uncertainties resulting from an affirmative vote in favour of Scottish independence would be likely to have a negative impact on the credit ratings of RBSG and the Royal Bank, and therefore RBSH Group and RBS N.V.

Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of Group companies. Were RBSG’s credit ratings to be further downgraded, this would likely result in a simultaneous downgrade of RBSH Group and RBS N.V. Any further reductions in the long-term or short-term credit ratings of RBS N.V. would increase RBSH Group’s borrowing costs, require RBSH Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit RBSH Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2013, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBS N.V. by the three main rating agencies would have required RBSH Group to post estimated additional collateral of €239 million, without taking account of mitigating action by management.

The credit ratings of RBS N.V. are also important to RBSH Group when competing in certain markets. As a result, any further reductions in RBS N.V.’s long-term or short-term credit ratings could adversely affect RBSH Group’s access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on RBSH Group’s earnings, cash flow and financial condition.

RBS Holdings N.V.                                                                                                                                                                                                           190

Additional information

Risk factors continued

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

Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets continued to improve during 2013 (in part as a result of measures taken by central banks around the world, including the ECB), and RBSH Group’s overall liquidity position remained strong, certain European banks, in particular from the peripheral countries of Spain, Portugal, Greece, Italy and Ireland, remained reliant on central banks as one of their principal sources of liquidity. Although the measures taken by central banks have had a positive impact, the risk of volatility returning to the global credit markets remains.

The market perception of bank credit risk has changed significantly as a result of the financial crisis and banks that are deemed by the market to be riskier have had to issue debt at a premium. Any uncertainty regarding the perception of credit risk across financial institutions may lead to reductions in levels of interbank lending and associated term maturities and may restrict RBSH Group’s access to traditional sources of funding or increase the costs of accessing such funding.

RBSH Group’s liquidity and funding management focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with RBSH Group’s wider strategic plan. RBSH Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral and changes to asset valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Under certain circumstances, RBSH Group may need to seek funds from alternative sources, potentially at higher costs than has previously been the case and/or with higher collateral or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments.

The occurrence of any of the risks described above could have a material adverse impact on RBSH Group’s financial condition and results of operations.

Each of RBSH Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments and changes in the approach of RBSH Group’s key regulators has had and is likely to continue to have a material adverse effect on how RBSH Group conducts its business and on its results of operations and financial condition

RBSH Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these have been changing and are subject to further change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of capital), changes to the regulations governing financial institutions and reviews of the industry in the UK, in many other European countries, the US and at the EU level.

As a result of the environment in which RBSH Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the RBS Group’s participation in government or regulator-led initiatives), RBSH Group is facing greater regulation and scrutiny in the Netherlands, the United Kingdom, the United States and other countries in which it operates (including in relation to compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes).

Although it is difficult to predict with certainty the effect that all of the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on RBSH Group, the enactment of legislation and regulations in the Netherlands and other jurisdictions in which RBSH Group operates (such as new liquidity rules in the Netherlands in anticipation of the implementation of, and other changes required by, the EU Capital Requirements Directives, the bank levy and Banking Reform Act 2013 in the United Kingdom, the RRD and CRD IV or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States) has resulted in increased capital and liquidity requirements, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models. Such changes may also result in an increased number of regulatory investigations and proceedings. Any of these developments could have an impact on how RBSH Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, and a material adverse effect on its funding costs and its results of operations and financial condition.

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on RBSH Group include those set out above as well as the following:

•         the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•         requirements to separate retail banking from investment banking;

•         restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

RBS Holdings N.V.                                                                                                                                                                                                           191

Additional information

Risk factors continued

•         restructuring certain of non-retail banking activities in order to satisfy local capital, liquidity and other prudential requirements;

•         the design and potential implementation of government mandated recovery, resolution or insolvency regimes;

•         the imposition of government imposed requirements and/or related fines and sanctions with respect to lending to small and medium sized businesses and larger commercial and corporate entities and residential mortgage lending;

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

•         the introduction of, and changes to, taxes, levies or fees applicable to RBSH Group’s operations (such as the imposition of a financial transaction tax and changes in tax rates that reduce the value of deferred tax assets); and

•         the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the United States).

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, may have a material adverse effect on RBSH Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect RBSH Group’s ability to engage in effective business, capital and risk management planning.

RBSH Group’s operations are highly dependent on its information technology systems

RBSH Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of RBSH Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between its branches and main data processing centres, are critical to RBSH Group’s operations. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to RBSH Group’s ability to service its clients, could result in a loss of customers and significant compensation costs, could breach regulations under which RBSH Group operates and could cause long term damage to RBSH Group’s business and brand. For example, failure to protect RBSH Group’s operations from cyber attacks could result in the loss of customer data or other sensitive information. Although RBSH has been implementing measures to improve its resilience to the increasing intensity and sophistication of cyber-attacks, RBSH expects to be the target of cyber-attacks in the future and there can be no assurance that RBSH will be able to prevent all threats.

RBSH Group’s operations have inherent reputational risk

Reputational risk, meaning the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of RBSH’s conduct and performance, is inherent in RBSH’s business. Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business of RBSH in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which RBSH Group conducts its business activities, RBSH Group’s financial performance, the level of direct and indirect government support or actual or perceived practices in the banking and financial industry may adversely impact RBSH’s ability to keep and attract customers, and in particular, corporate and retail depositors. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. RBSH Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which may result in a material adverse effect on RBSH Group’s financial condition, results of operations and prospects.

RBS Holdings N.V.                                                                                                                                                                                                           192

Additional information

Risk factors continued

RBSH Group may suffer losses due to employee misconduct

RBSH Group’s businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to RBSH Group. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of employees. It is not always possible to deter employee misconduct and the precautions RBSH Group takes to prevent and detect this activity may not always be effective.

The financial performance of RBSH Group has been, and continues to be, materially affected by counterparty credit quality and deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments

RBSH Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of RBSH Group’s businesses. In particular, RBSH Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in a limited number of countries in Europe, the United States and Asia. For a discussion of RBSH Group’s exposure to country risk, see pages 57 to 62.

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

The EU, the ECB, the International Monetary Fund and various national authorities have proposed and implemented certain measures intended to address systemic financial stresses in the Eurozone, including the creation of a European Banking Union which, through a Single Resolution Mechanism (SRM) will apply the substantive rules of bank recovery and resolution set out in the Recovery and Resolution Directive (RRD). Current expectations are that the RRD, which is intended to provide supervisory authorities with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimize taxpayers’ exposure to losses, will be finalized early in 2014. The effectiveness of these and other actions proposed and implemented at both the EU and national level to address systemic stresses in the Eurozone is not assured.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, RBSH Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for RBSH Group and an inability to engage in routine funding transactions.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect RBSH Group’s business and results of operations

Some of the most significant market risks RBSH Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates such as experienced over the past several years), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the euro-sterling and euro-US dollar exchange rates, affect the value of assets, liabilities, income and expenses denominated in non-euro currencies and the reported earnings of RBS Holding’s non-eurozone incorporated subsidiaries and may affect RBS Holdings’ reported consolidated financial condition or RBSH Group’s income from foreign exchange dealing. For accounting purposes, RBSH Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of RBSH Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance of financial markets affects bond, equity and commodity prices, which has caused, and may in the future cause, changes in the value of RBSH Group’s investment and trading portfolios. As part of its ongoing derivatives operations, RBSH Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above. While RBSH Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on RBSH Group’s financial performance and business operations.

RBS Holdings N.V.                                                                                                                                                                                                           193

Additional information

Risk factors continued

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

RBSH Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions

Severe market events have resulted in RBSH Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions or continuing weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of RBSH Group’s exposures. Valuations in future periods, reflecting, among other things, then prevailing market conditions and changes in the credit ratings of certain of RBSH Group’s assets, may result in significant changes in the fair values of RBSH Group’s exposures, including in respect of exposures, such as credit market exposures, for which RBSH Group has previously recorded write-downs. In addition, the value ultimately realised by RBSH Group may be materially different from the current or estimated fair value. As part of the RBSH Group’s strategy it has materially reduced the size of its balance sheet mainly through the sale and run-off of non-core assets. In addition, certain of RBSH Group’s assets that were part of its non-core division together with additional assets identified as part of a HM Treasury review in 2013, form part of RBS Capital Resolution Group as of 1 January 2014. In connection with the establishment of RBS Capital Resolution Group, the RBS Group has indicated its clear aspiration to remove the vast majority, if not all of these assets within three years which has led to increased impairments of £4.5 billion which were recognised in Q4 2013, none of which related to RBSH Group. Despite these impairments, these assets may be difficult to sell and could be subject to further write-downs or, when sold, realised losses. Any of these factors could require RBSH Group to recognise further significant write-downs or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios.

In addition, steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses in recent years arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties.

The regulatory capital treatment of certain deferred tax assets recognised by RBSH Group depends on there being no adverse changes to regulatory requirements

While there was no restriction on the recognition of deferred tax assets at 31 December 2013, the Capital Requirements Regulation, which took effect from 1 January 2014, requires the deduction in full from CET1 capital of deferred tax assets that rely on future profitability and do not arise from temporary differences (for example, deferred tax assets related to trading losses). Other deferred tax assets which rely on future profitability and arise from temporary differences are subject to a threshold test and only the amount in excess of the threshold is deducted from CET1 capital. The Dutch regulator has adopted transitional provisions in relation to the change in the treatment of deferred tax assets. This entails that starting in 2014, a 20% discount will be applied to the deferred tax assets on future profits. Starting from 1 January 2014, deferred tax assets will be fully deducted.

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

RBS Holdings N.V.                                                                                                                                                                                                           194

Additional information

Risk factors continued

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

RBS Holdings N.V.                                                                                                                                                                                                           195

Additional information

Iran sanctions and related disclosures

Disclosure pursuant to section 13(r) of the Securities Exchange Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added a new Section 13(r) to the Exchange Act, requiring an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law.  In order to comply with this requirement, the following activities of our affiliate RBSG Group are disclosed in response to section 13(r).

Licensed Payments

During 2013, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, RBS Group facilitated a small number of payments that were remitted by a financial institution designated under Executive Order 13382. The payments related to amounts due to a provider for the provision of medical supplies to a non-designated entity.

RBS Group also facilitated several payments from or to frozen accounts of Iranian government-owned financial institutions and/or financial institutions designated under Executive Order 13382 or 13224 maintained at other financial institutions. These payments related to amounts due to third parties for legal services and IT services provided to such entities, and the refund of payments made following the termination of services.  All payments were made or received in full compliance with applicable sanctions and under applicable licences.

During 2013, RBS Group also received a number of payments related to entities identified as part of the Government of Iran and/or entities designated under Executive Order 13382 or 13324. These payments related to amounts due to providers for legal services provided to such entities.  All such payments were received in compliance with applicable laws and regulations, and where appropriate, RBS Group made or obtained the required notification, authorisation and/or licence from the applicable regulator.

The transactions described in the above paragraphs resulted in less than the equivalent of £30 in gross revenue to RBS Group for each such transaction. RBS Group intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are licensed by the proper authorities.

Account Closure Payments

During 2013, RBS Group maintained a banking relationship with an entity in the UK that became designated under Executive Order 13382 in 2013.  Following the designation of the entity, RBS Group terminated the banking relationship and paid the balance of the account to a non-RBS Group account held by the customer. The closure and subsequent payment were made in compliance with applicable rules and regulations.  The transactions described in the above resulted in less than the equivalent of £30 in gross revenue to RBS Group for each such transaction.

Legacy Guarantees

In 2013, in full compliance with applicable sanctions and under general license from the appropriate authorities, RBS Group exited two legacy guarantees (performance bonds) that were originally entered into in 2003 and 2007 in compliance with applicable law.  In connection with exiting these guarantees, RBS Group made a payment into a frozen account of one Iranian government-owned financial institution that is designated under Executive Order 13382 maintained at another financial institution. The other guarantee was exited without any payment as the Iranian Government-owned financial institution agreed to waive an existing charge under the guarantee.

Under appropriate license from the applicable authorities, RBS Group holds eight additional legacy guarantees entered into between 1995 and 2005 which support arrangements entered into lawfully by RBS Group customers with Iranian counterparties. These performance bonds are in favour of Iranian government-owned financial institutions that are also designated under Executive Order 13382. RBS Group has made considerable efforts to exit and formally cancel the guarantees. It has been unable to do so to date but intends to terminate these legacy guarantees if changes to the applicable law are made to allow it to terminate them.  One of these legacy guarantees was disclosed in RBS Group’s Form 20-F for the year ended December 31, 2012.  The other seven guarantees were only recently identified as part of a migration of RBS Holdings NV business to the books of another Group affiliate. The affiliate that originally held these guarantees previously sought permission from its regulator to exit these guarantees, but has not yet received a license to do so.

RBS Group received revenue of £3018 in the reporting period in respect of these legacy guarantees. No other payments were made under these guarantees in 2013. If any payments are required to be made under the performance bonds while the beneficiaries remain the targets of EU sanctions, RBS Group intends to make the payments under applicable licence into frozen bank accounts.

Clearing System

RBS Group participates in local government-run clearing and settlement exchange systems in a number of countries in compliance with applicable laws and regulations. Iranian government-owned banks, including certain banks designated under Executive Order 13382 or 13224, also participate in some of these clearing systems, which creates the risk that RBS Group could participate in transactions in which such Iranian banks are involved. Where legally permissible, RBS Group has instituted procedures to screen and halt any outgoing and incoming payments to and from Iranian banks in these clearing systems prior to settlement. RBS Group has obtained a license from Her Majesty’s Treasury to participate in local payment and settlement systems in the United Arab Emirates (UAE). RBS Group intends to continue to participate in the clearing and settlement exchange systems in various countries and will continue to seek to limit the risk of participating in transactions involving Iranian government-owned financial institutions in accordance with applicable laws and regulations. It intends to participate in transactions involving such entities only pursuant to licenses from the appropriate authorities.

RBS Holdings N.V.                                                                                                                                                                                                           196

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

RBS Holdings N.V.                                                                                                                                                                                                           197

Additional information

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

Asset quality (AQ) band – probability of default banding for all counterparties on a scale of 1 to 10.

Back-testing - statistical techniques that assess the performance of a model, and how that model would have performed had it been applied in the past.

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

Capital requirements regulation (CRR) - see CRD IV.

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

Commercial paper conduit - a structured entity that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or liquidity drawings.

Commercial real estate - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Common Equity Tier 1 capital - the highest quality form of regulatory capital under Basel III comprising common shares issued and related share premium, retained earnings and other reserves excluding the cash flow hedging reserve, less specified regulatory adjustments.

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

Counterparty credit risk - the risk that a counterparty defaults before the maturity of a derivative or sale and repurchase contract. In contrast to non-counterparty credit risk, the exposure to counterparty credit risk varies by reference to a market factor (e.g. interest rate, exchange rate, asset price)

Coverage ratio - impairment provisions as a percentage of impaired loans.

RBS Holdings N.V.                                                                                                                                                                                                           198

Additional information

Glossary of terms continued

CRD IV - the European Union has implemented the Basel III capital proposals through the Capital Requirements Regulation (CRR) and the Capital Requirements Directive (CRD), collectively known as CRD IV. CRD IV was implemented on 1 January 2014. The European Banking Authority’s technical standards are still to be finalised through adoption by the European Commission.

Credit default swap (CDS) - a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event in relation to a reference financial asset or portfolio of financial assets. Credit events usually include bankruptcy, payment default and rating downgrades.

Credit derivative product company (CDPC) - a structured entity that sells credit protection under credit default swaps or certain approved forms of insurance policies. Sometimes they can also buy credit protection. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

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

Credit enhancements - techniques that improve the credit standing of financial obligations; generally those issued by a structured entity in a securitisation. External credit enhancements include financial guarantees and letters of credit from third-party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation - on securitisation, the value of the underlying portfolio is greater than the securities issued.

Credit grade - a rating that represents an assessment of the credit worthiness of a customer. It is a point on a scale representing the probability of default of a customer.

Credit risk - the risk of financial loss due to the failure of a customer, or counterparty, to meet its obligation to settle outstanding amounts.

Credit risk assets - loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.

Credit risk mitigation - reducing the credit risk of an exposure by application of techniques such as netting, collateral, guarantees and credit derivatives.

Credit risk spread - the yield spread between securities with the same currency and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens.  It is the premium over the benchmark or risk-free rate required by the market to take on a lower credit quality.

Credit valuation adjustments (CVA) - the CVA is the difference between the risk-free value a portfolio of trades and its market value, taking into account the counterparty’s risk of default.  It represents the market value of counterparty credit risk, or an estimate of the adjustment to fair value that a market participant would make to reflect the creditworthiness of its counterparty.

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

RBS Holdings N.V.                                                                                                                                                                                                           199

Additional information

Glossary of terms continued

Defined benefit plan/scheme - pension or other post-retirement benefit plan other than a defined contribution plan.

Defined contribution plan/scheme - pension or other post-retirement benefit plan where the employer's obligation is limited to its contributions to the fund.

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

Economic capital - an internal measure of the capital required by the RBSH Group to support the risks to which it is exposed

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

Encumbrance - an interest in an asset by another party. Encumbrance usually impacts the transferability of the asset and can restrict its free use until the encumbrance is removed.

Equity risk - the risk of changes in the market price of the equities or equity instruments arising from positions, either long or short, in equities or equity-based financial instruments.

Eurozone - the 17 European Union countries that have adopted the euro: Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, The Netherlands, Portugal, Slovakia, Slovenia and Spain.

Expected loss (EL) - expected loss represents the anticipate loss on an exposure over one year. It is determined by multiplying probability of default, loss given default and exposure at default and can be calculated at individual, credit facility, customer and portfolio level.

Exposure - a claim, contingent claim or position which carries a risk of financial loss.

Forbearance - forbearance takes place when changes to the contractual payment terms of a retail loan are agreed in response to the borrower’s financial difficulties.

Forward contract - a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, at an agreed future date.

Fully loaded Basel III basis - capital ratios based on the rules that will apply at the end of the Basel III transition period.

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

G10 - Group of Ten comprises the eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) that have agreed to participate in the International Monetary Fund’s (IMF’s) General Arrangements to Borrow.

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

RBS Holdings N.V.                                                                                                                                                                                                           200

Additional information

Glossary of terms continued

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

International Swaps and Derivatives Association (ISDA) master agreement - a standardised contract developed by ISDA for bilateral derivatives transactions. The contract grants legal rights of set-off for derivative transactions with the same counterparty.

Investment grade - generally represents a risk profile similar to a rating of BBB-/Baa3 or better, as defined by independent rating agencies.

Key management - members of the Managing Board of RBSH Group.

Latent loss provisions - loan impairment provisions held against impairments in the performing loan portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified as impaired at the balance sheet date.

Level 1 - level 1 fair value measurements are derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 - level 2 fair value measurements use inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3 - level 3 fair value measurements use one or more unobservable inputs for the asset or liability.

Leverage ratio - a measure prescribed under Basel III. It is the ratio of tier 1 capital to total exposures. Total exposures include on-balance sheet items, off-balance sheet items and derivatives, and generally follow the accounting measure of exposure.

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

Liquidity and funding risk - the risk that RBSH Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost.

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

Loss given default (LGD) – an estimate of the amount that will not be recovered by the Group in the event of default, plus the cost of debt collection activities and the delay in cash recovery.

Market risk - the risk of loss arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other risk-related factors such as market volatilities that may lead to a reduction in earnings, economic value or both.

Master netting agreement - an agreement between two counterparties that have multiple derivative contracts with each other that provides for the net settlement of all contracts through a single payment, in a single currency, in the event of default on, or termination of, any one contract.

RBS Holdings N.V.                                                                                                                                                                                                           201

Additional information

Glossary of terms continued

Medium term notes (MTNs) - debt securities usually with a maturity of five to ten years, but the term may be less than one year or as long as 50 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are generally issued as senior unsecured debt.

Monolines insurers (monolines) - entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

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

Net stable funding ratio (NSFR) - the ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. Available stable funding includes items such as equity capital, preferred stock with a maturity of over one year and liabilities with an assessed maturity of over one year.

Operational risk - the risk of loss resulting from inadequate or failed processes, people, systems or from external events.

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the-counter.

Over-the-counter (OTC) derivatives - are derivatives with tailored terms and conditions negotiated bilaterally, in contrast to exchange traded derivatives that have standardised terms and conditions.

Own credit adjustment (OCA) - the effect of RBSH Group’s own credit standing on the fair value of financial liabilities.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Pillar 1 – the part of Basel II that sets out the process by which regulatory capital requirements should be calculated for credit, market and operational risk.

Pillar 2 – the part of the Basel II that sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

Pillar 3 - the part of Basel II that sets out the information banks must disclose about their risks, the amount of capital required to absorb them, and their approach to risk management. The aim is to strengthen market discipline.

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

Repurchase agreement (Repo) - see Sale and repurchase agreements.

Residential mortgage - a loan to purchase a residential property where the property forms collateral for the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a home loan.

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

RBS Holdings N.V.                                                                                                                                                                                                           202

Additional information

Glossary of terms continued

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire and the buyer to resell the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

Securitisation - a process by which assets or cash flows are transformed into transferable securities. The underlying assets or cash flows are transferred by the originator or an intermediary, typically an investment bank, to a structured entity which issues securities to investors. Asset securitisations involve issuing debt securities (asset-backed securities) that are backed by the cash flows of income-generating assets (ranging from credit card receivables to residential mortgage loans).

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

Standardised approach - a method used to calculate credit risk capital requirements under Pillar 1 of Basel II. In this approach the risk weights used in the capital calculation are determined by regulators. For operational risk, capital requirements are determined by multiplying three years’ historical gross income by a percentage determined by the regulator. The percentage ranges from 12 to 18%, depending on the type of underlying business being considered.

Standstill - is an agreement, usually for a specified period of time, not to enforce the Bank’s rights as a result of a customer breaching the terms and conditions of their facilities. This is a concession to the customer. A standstill is most commonly used in a complex restructuring of a company’s debts, where a group of creditors agree to delay enforcement action to give the company time to gather information and formulate a strategy with a view to establishing a formal restructuring.

Stress testing - a technique used to evaluate the potential effects on an institution’s financial condition of an exceptional but plausible event and/or movement in a set of financial variables.

Stressed value-at-risk (SVaR) - a VaR measure using historical data from a one year period of stressed market conditions. For the purposes of calculating regulatory SVaR, a time horizon of ten trading days is assumed at a confidence level of 99%. (Refer to Value-at-risk definition below).

Structured entity (SE) - an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, for example when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are usually established for a specific, limited purpose, they do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions.

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

Tier 2 capital – qualifying subordinated debt and other tier 2 securities in issue, eligible collective impairment allowances, unrealised available-for-sale equity gains and revaluation reserves less certain regulatory deductions.

Unaudited - financial information that has not been subjected to the audit procedures undertaken by RBSH Group's auditor to enable them to express an opinion on RBSH Group's financial statements.

US Federal Agencies - are independent bodies established by the US Government for specific purposes such as the management of natural resources, financial oversight or national security. A number of agencies, including, the Government National Mortgage Association, issue or guarantee publicly traded debt securities.

Value-at-risk (VaR) - a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.

Wholesale funding - wholesale funding comprises Deposits by banks, Debt securities in issue and Subordinated liabilities.

Write-down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

RBS Holdings N.V.                                                                                                                                                                                                           203

Important addresses

Company Secretariat

Gustav Mahlerlaan 350

1082 ME Amsterdam

PO Box 12925

The Netherlands

Telephone: + 31 20 464 99 99

Investor Relations

280 Bishopsgate
London EC2M 4RB
Telephone: +44 (0)207 672 1758
Facsimile: +44 (0)207 672 1801
Email: investor.relations@rbs.com

Registered office

Gustav Mahlerlaan 350

1082 ME Amsterdam

PO Box 12925

The Netherlands

Website

www.rbs.nl

RBS Holdings N.V.                                                                                                                                                                                                           204

INDEX TO EXHIBITS

Exhibit No.	Description
1.1 (1)	English translation of the amended Articles of Association of RBS Holdings N.V.
7.1	Explanation of ratio calculations
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of Deloitte LLP, independent registered public accounting firm
15.2	Consent of Deloitte Accountants B.V., independent registered public accounting firm
15.3 (2)	Risk factors of The Royal Bank of Scotland Group plc

____________________________

(1) Previously filed as exhibit 1.1 to our annual report on Form 20-F for the year ended December 31, 2010, filed on March 30, 2011 (File No 001-14624).

(2) Incorporated herein by reference to pages 513 to 526 of the annual report on Form 20-F of The Royal Bank of Scotland Group plc for the year ended December 31, 2013, filed on April 30, 2014 (File No 001-10306).

RBS Holdings N.V.                                                                                                                                                                                                           205

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RBS HOLDINGS N.V. (Registrant)

April 30, 2014	By:	/s/ Jan de Ruiter
		Name:	Jan de Ruiter
		Title:	Chairman of the Managing Board

	By:	/s/ Cornelis Visscher
		Name:	Cornelis Visscher
		Title:	Chief Financial Officer

RBS Holdings N.V.                                                                                                                                                                                                           206