Form 20-F/A
period 2013-12-31
RBS Holdings N.V.
filed 2014-12-30
CIK 1038727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________

FORM 20-F/A
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
_______________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
_______________

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

 ☐ Yes      ☒  No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed by RBS Holdings N.V. (the “Group”) on April 30, 2014 (the “2013 Form 20-F”). This Form 20-F/A is being filed solely to supplement Item 18. Financial statements and Item 19. Exhibits of the 2013 Form 20-F with the inclusion of the audited financial statements of Saudi Hollandi Bank (a Saudi Joint Stock Company) (the “Saudi Hollandi Bank Financial Statements”), including the report of the independent accountants, KPMG Al Fozan & Al Sadhan, relating thereto, as required under Rule 3-09 of Regulation S-X.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to the Form 20-F/A. This Form 20-F/A also includes Exhibit 15.3, which contains the consent of KPMG Al Fozan & Al Sadhan, independent accountants, with respect to the Saudi Hollandi Bank Financial Statements.

This Form 20-F/A consists solely of a cover page, this explanatory note, the Saudi Hollandi Bank Financial Statements, updated certifications of our principal executive officer and our principal executive officer, Exhibit 15.3 and a signature page.

This Form 20-F/A should be read in conjunction with the 2013 Form 20-F and our other filings with the SEC.  This Amendment No. 1 to the 2013 Form 20-F speaks as of the date of the initial filing of the 2013 Form 20-F. Other than as described above, this Amendment No. 1 to the 2013 Form 20-F does not, and does not purport to, amend, update or restate the information in the 2013 Form 20-F or reflect any events that have occurred after the 2013 Form 20-F was filed.

Part III

Item 18 Financial statements

The following financial statements are included in this Form 20-F/A:

1.
Financial statements of Saudi Hollandi Bank (a Saudi Joint Stock Company) including the report of the independent accountants, KPMG Al Fozan & Al Sadhan, with respect to such consolidated financial statements.

Item 19 Exhibits

Item 19 of the 2013 Form 20-F is hereby amended as follows:

Exhibit No.	Description
1.1 (1)	English translation of the amended Articles of Association of RBS Holdings N.V.
7.1(2)	Explanation of ratio calculations
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1(2)	Consent of Deloitte LLP, independent registered public accounting firm with respect to the consolidated financial statements of RBS Holdings N.V.
15.2(2)	Consent of Deloitte Accountants B.V., independent registered public accounting firm with respect to the consolidated financial statements of RBS Holdings N.V
15.3	Consent of KPMG Al Fozan & Al Sadhan, independent accountants, with respect to the audited financial statements of Saudi Hollandi Bank (a Saudi Joint Stock Company)
15.4 (3)	Risk factors of The Royal Bank of Scotland Group plc
____________________________

(1) Previously filed as exhibit 1.1 to our annual report on Form 20-F for the year ended December 31, 2010, filed on March 30, 2011 (File No 001-14624).
(2) Previously filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014 (File No 001-14624).
(3) Incorporated herein by reference to pages 513 to 526 of the annual report on Form 20-F of The Royal Bank of Scotland Group plc for the year ended December 31, 2013, filed on April 30, 2014 (File No 001-10306).

2

Saudi Hollandi Bank
(A Saudi Joint Stock Company)

CONSOLIDATED FINANCIAL

STATEMENTS

For the year ended

December 31, 2013

KPMG Al Fozan & Al Sadhan	Telephone	+966 11 874 8500
KPMG Tower	Fax	+966 11 874 8600
Salahudeen Al Ayoubi Road	Internet	www.kpmg.com.sa
P O Box 92876
Riyadh 11663	License No. 46/11/323 issued 11/3/1992
Kingdom of Saudi Arabia

INDEPENDENT AUDITORS’ REPORT

To:	The Board of Directors Saudi Hollandi Bank A Saudi Joint Stock Company Riyadh, Kingdom of Saudi Arabia

We have audited the accompanying consolidated statements of financial position of the Saudi Hollandi Bank (the “Bank”) and subsidiaries as of December 31, 2013 and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank and its subsidiaries as of December 31, 2013 and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

For KPMG Al Fozan & Al Sadhan

/s/ Abdullah H. Al Fozan
Abdullah H. Al Fozan License No. 348

Date: 18 September 2014

KPMG Al Fozan & Al Sadhan, a partnership registered in Saudi Arabia and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at December 31
Amounts in SAR’000

	Notes	2013	2012

ASSETS
Cash and balances with SAMA	4	6,662,522	9,562,455
Due from banks and other financial institutions	5	1,751,367	840,717
Investments, net	6	16,849,162	11,378,577
Loans and advances, net	7	53,652,325	45,276,199
Investment in an associate	8	17,233	18,050
Property and equipment, net	9	504,802	488,767
Other assets	10	1,030,850	940,748

Total assets		80,468,261	68,505,513

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Due to banks and other financial institutions	12	2,494,278	1,474,923
Customers’ deposits	13	61,875,449	53,913,672
Subordinated debt	14	4,625,000	2,900,000
Other liabilities	15	2,072,106	1,910,939

Total liabilities		71,066,833	60,199,534

Shareholders’ equity
Share capital	16	3,969,000	3,969,000
Statutory reserve	17	3,081,128	2,705,726
General reserve		130,000	130,000
Other reserves	18	21,690	(5,790)
Reserve for bonus shares	16	793,800	-
Retained earnings		915,348	1,051,286
Proposed gross dividends	26	468,342	444,528
Staff share based plan reserve	39	22,120	11,229

Total shareholders’ equity		9,401,428	8,305,979

Total liabilities and shareholders’ equity		80,468,261	68,505,513

────────                                                                                            ────────

The accompanying notes 1 to 42 form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
For the years ended December 31
Amounts in SAR’000

	Notes	2013	2012

Special commission income	20	2,095,505	1,719,767
Special commission expense	20	471,793	347,433

Net special commission income		1,623,712	1,372,334

Fee and commission income, net	21	732,225	627,705
Exchange income, net		121,133	117,092
Trading income, net	22	136,399	97,661
Dividend income from available for sale investments		3,276	-
(Losses) / gains on non-trading investments, net	23	(750)	4,555

Total operating income		2,615,995	2,219,347

Salaries and employee-related expenses	24	508,856	474,103
Rent and premises-related expenses		83,899	73,073
Depreciation and amortisation	9	96,112	110,741
Other general and administrative expenses		206,208	188,843
Impairment charge for credit losses, net	7(b)	218,497	139,904
Release of impairment charge of investments	6(g)	-	(20,000)

Total operating expenses		1,113,572	966,664

Operating income		1,502,423	1,252,683

Share in (loss) / earning of an associate	8	(817)	300

Net income for the year		1,501,606	1,252,983

Basic and diluted EPS	25	3.78	3.16

────────                                                                                            ────────

The accompanying notes 1 to 42 form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the years ended December 31
Amounts in SAR’000

	Note	2013	2012
Net income for the year		1,501,606	1,252,983

Other comprehensive income:

Items that can be recycled back to consolidated statement
of income in future
Available for sale investments:
- Net change in fair value	18	19,329	4,395
- Transferred to the consolidated statement of income	18	1,796	4,536
		21,125	8,931
Cash flow hedges:
- Transferred to the consolidated statement of income	18	6,355	5,519

Total other comprehensive income		27,480	14,450

Total comprehensive income for the year		1,529,086	1,267,433

────────                                                                                                   ────────

The accompanying notes 1 to 42 form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31
Amounts in SAR’000

					Other reserves
	Notes	Share Capital	Statutory reserve	General Reserve	Available for sale investments	Cash flow hedges	Reserve for bonus shares	Retained earnings	Proposed gross dividends	Staff share based plan reserve	Total shareholders' equity
2013
Balance at beginning of the
year		3,969,000	2,705,726	130,000	565	(6,355)	-	1,051,286	444,528	11,229	8,305,979
Total comprehensive income
for the year		-	-	-	21,125	6,355	-	1,501,606	-	-	1,529,086
Staff share based plan
transactions	39	-	-	-	-	-	-	-	-	10,891	10,891

Transfer to statutory reserve	17	-	375,402	-	-	-	-	(375,402)	-	-	-

Proposed bonus shares	16	-	-	-	-	-	793,800	(793,800)	-	-	-

Dividends paid		-	-	-	-	-	-	-	(444,528)	-	(444,528)

Proposed gross dividends	26	-	-	-	-	-	-	(468,342)	468,342	-	-

Balance at the end of the year		3,969,000	3,081,128	130,000	21,690	-	793,800	915,348	468,342	22,120	9,401,428

2012
Balance at beginning of the
year		3,307,500	2,392,480	130,000	(8,366)	(11,874)	661,500	556,077	377,055	3,950	7,408,322
Total comprehensive income
for the year		-	-	-	8,931	5,519	-	1,252,983	-	-	1,267,433
Staff share based plan
transactions	39	-	-	-	-	-	-	-	-	7,279	7,279

Transfer to statutory reserve	17	-	313,246	-	-	-	-	(313,246)	-	-	-

Bonus shares issued		661,500	-	-	-		(661,500)	-	-	-	-

Dividends paid		-	-	-	-	-	-	-	(377,055)	-	(377,055)

Proposed gross dividends	26	-	-	-	-	-	-	(444,528)	444,528	-	-

Balance at the end of the year		3,969,000	2,705,726	130,000	565	(6,355)	-	1,051,286	444,528	11,229	8,305,979

────────────                                                                                                                                                         ────────────

The accompanying notes 1 to 42 form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31
Amounts in SAR’000

	Notes	2013	2012
OPERATING ACTIVITIES
Net income for the year		1,501,606	1,252,983
Adjustments to reconcile net income to net cash from operating activities:

(Accretion of discounts) and amortisation of premium on non-trading investments, net		(80,491)	(44,880)
Gain on sale of property and equipment		(73)	-
Losses / (gains) on non-trading investments, net		750	(4,555)
Depreciation and amortisation	9	96,112	110,741
Impairment charge for credit losses, net	7(b)	218,497	139,904
Share in loss / (earning) of an associate	8	817	(300)
Release of impairment charge of investments	6(g)	-	(20,000)
Staff share based plan transactions		10,891	7,279
		1,748,109	1,441,172
Net (increase) / decrease in operating assets:
Statutory deposit with SAMA		(496,551)	(348,626)
Due from banks and other financial institutions maturing after
ninety days from the date of acquisition		(937,000)	-
Investments held as FVIS (including trading investments)		-	11,110
Loans and advances, net		(8,594,623)	(8,006,505)
Other assets		(189,032)	82,627
Net increase / (decrease) in operating liabilities:
Due to banks and other financial institutions		1,019,355	(136,168)
Customers’ deposits		7,961,777	9,224,936
Other liabilities		161,167	(78,398)

Net cash from operating activities		673,202	2,190,148

INVESTING ACTIVITIES
Proceeds from sale and maturity of non-trading investments		8,503,821	15,966,576
Purchase of non-trading investments		(13,866,435)	(15,775,362)
Purchase of property and equipment	9	(112,147)	(110,009)
Proceeds from sale of property and equipment		73	-

Net cash (used in) / from investing activities		(5,474,688)	81,205

FINANCING ACTIVITIES
Proceeds from issuance of subordinated debt		2,500,000	1,400,000
Repayment of subordinated debt		(775,000)	-
Dividends paid net of Zakat and income tax recovered from shareholders		(346,348)	(198,450)
Net cash from financing activities		1,378,652	1,201,550
Net (decrease) / increase in cash and cash equivalents		(3,422,834)	3,472,903
Cash and cash equivalents at beginning of the year		7,796,044	4,323,141
Cash and cash equivalents at end of the year	27	4,373,210	7,796,044
Special commission received during the year		2,071,901	1,678,131
Special commission paid during the year		446,430	306,215
Supplemental non-cash information
Net change in fair value and transfers to consolidated statement of income		27,480	14,450
────────		────────

The accompanying notes 1 to 42 form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

1	GENERAL

Saudi Hollandi Bank (the "Bank"), is a Saudi Joint Stock Company incorporated in the Kingdom of Saudi Arabia and was formed pursuant to Royal Decree No. M/85 dated 29 Dhul Hijjah 1396H (corresponding to December 21, 1976). The Bank commenced business on 17 Shaaban 1397H (corresponding to August 3, 1977) when it took over the operations of Algemene Bank Nederland N.V. in the Kingdom of Saudi Arabia. The Bank operates under commercial registration No. 1010064925 dated 6 Jumada II 1407H (corresponding to February 5, 1987) through its 48 branches (December 31, 2012: 45 branches) in the Kingdom of Saudi Arabia. The registered address of the Bank’s head office is:

Saudi Hollandi Bank
Head Office
Al-Dhabab Street
P O Box 1467
Riyadh 11431
Kingdom of Saudi Arabia.

The objective of the Group is to provide a full range of banking and investment services. The Group also provides to its customers Islamic (non commission based) banking products which are approved and supervised by an independent Shariah Board established by the Bank.

The consolidated financial statements comprise of the financial statements of the Bank and its subsidiaries (collectively referred to as "the Group"). The details of these subsidiaries are set out below:

Saudi Hollandi Capital (SHC)

SHC was formed in accordance with the Capital Market Authority's (CMA) Resolution number 1-39-2007 under commercial registration number 1010242378 dated 30 Dhul Hijjah 1428H (corresponding to January 9, 2008) to take over and manage the Group's Investment Services and Asset Management activities regulated by CMA related to dealing, managing, arranging, advising and taking custody of securities. SHC commenced its operations effective on 2 Rabi’II 1429H (corresponding to April 9, 2008).

Saudi Hollandi Real Estate Company (SHREC)

SHREC, a wholly owned subsidiary of the Bank through direct ownership was established under commercial registration number 1010250772 dated 21 Jumada I 1429H (corresponding to May 26, 2008) with the approval of the Saudi Arabian Monetary Agency (SAMA). The Company was formed to register real estate assets under its name which are received by the Bank from its borrowers as collateral.

Saudi Hollandi Insurance Agency Company (SHIAC)

SHIAC, a wholly owned subsidiary of the Bank through direct ownership was established under commercial registration number 1010300250 dated 29 Muharram 1432H (corresponding to January 4, 2011) with the approval of SAMA. The Company was formed to act as an agent for Wataniya Insurance Company (WIC), an associate, for selling its insurance products.

2	BASIS OF PREPARATION

a) Statement of compliance

The consolidated financial statements are prepared in accordance with Accounting Standards for Financial Institutions promulgated by SAMA and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements are prepared to comply with the Banking Control Law, the provisions of Regulations for Companies in the Kingdom of Saudi Arabia and the Bank’s By-Laws.

b) Basis of measurement

The consolidated financial statements are prepared under the historical cost convention except for the following measured at fair value:

-	derivatives which are held at fair value;
-	available for sale investments; and
-
recognised financial assets and financial liabilities designated as hedged items in qualifying fair value hedge relationships which are adjusted for changes in fair value attributable to the risk being hedged.

-	liabilities for share based payments

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

c) Functional and presentation currency

These consolidated financial statements are presented in Saudi Arabian Riyals (SAR), which is the Group’s functional currency. Financial information has been rounded off to the nearest thousand, except otherwise indicated .

d) Critical accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting judgments, estimates and assumptions that affect the reported amounts of assets and liabilities. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Such judgments, estimates, and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and obtaining professional advice. Significant areas where management has used estimates, assumptions or exercised judgments are as follows:

(i) Impairment for losses on loans and advances

Management reviews its loan portfolio to assess specific and collective impairment on a quarterly basis. In determining whether an impairment loss should be recorded, management applies judgement when assessing whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group. Management uses estimates based on historical loss experience for loans with similar credit risk characteristics where objective evidence of impairment exists. The methodology and assumptions used for estimating both the amount and the timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(ii) Fair value of financial instruments

The Group measures financial instruments, such as, derivatives, FVIS and available for sale investments at fair value at each balance sheet date. Fair values of financial instruments measured at amortised cost and held to maturity investments are disclosed in Note 6(d).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or

-	In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —	Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 —	Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 —	Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

(iii) Impairment of available-for-sale equity and debt investments

The Group exercises judgement to consider impairment on the available-for-sale equity and debt investments. This includes determination of a significant or prolonged decline in the fair value below its cost. In assessing whether it is significant, the decline in fair value is evaluated against the original cost of the asset at initial recognition. In assessing whether it is prolonged, the decline is evaluated against the period in which the fair value of the asset has been below its original cost at initial recognition. In making this judgement, the Group evaluates among other factors, the normal volatility in share/debt price, deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

(iv) Classification of held-to-maturity investments

The Group follows the guidance of IAS 39 in classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. In making this judgement, management evaluates its intention and ability to hold such investments to maturity. If the Group fails to keep these investments to maturity other than in certain specific circumstances – for example, selling close to maturity or an insignificant amount– it will be required to reclassify the entire class as available-for-sale investments.

(v) Determination of control over investees

The control indicators as set out in note 3 (a) are subject to management’s judgement that can have a significant effect in the case of the Group’s interests in investments funds.

Investment funds

The Group acts as Fund Manager to a number of investment funds. Determining whether the group controls such an investment fund usually focuses on the assessment of the aggregate economic interests of the Group in the Fund (comprising any carried interests and expected management fees) and the investors rights to remove the Fund Manager. As a result the Group has concluded that it acts as an agent for the investors in all cases, and therefore has not consolidated these funds.

e) Going concern

Management has made an assessment of the Group's ability to continue as a going concern and is satisfied that the Group has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Group’s ability to continue as a going concern. Therefore, the consolidated financial statements continue to be prepared on the going concern basis.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of these consolidated financial statements are set out below:

Change in accounting policies

The accounting policies used in the preparation of these consolidated financial statements are consistent with those used in the preparation of the consolidated financial statements for the year ended December 31, 2012 except for the adoption of the following new standards and other amendments to existing standards which has had an insignificant effect/no financial impact on the consolidated financial statements of the Group on the current year or prior year and is expected to have an insignificant effect in future years:

(i)	New standards

-
IFRS 10 Consolidated financial statements: IFRS 10 replaces the requirements previously contained in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. The Standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e. whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in ’special purpose entities’).

-
IFRS 12 Disclosure of Interests in Other Entities: Requires the extensive disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

-
IFRS 13 Fair value measurements: The IFRS defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. Additional disclosures wherever required, are provided in the relevant notes relating to the assets and liabilities whose fair values have been determined. Fair value hierarchy is provided in Note 33.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

(ii)	Amendments to existing standards

-	Amendments to IAS 1 Presentation of financial statements: amends IAS 1 to revise the way other comprehensive income is presented.

-
Amendments to IFRS 7 Financial Instruments: Disclosure: Amends the disclosure requirements in IFRS 7 to require information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32 and also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and agreements even if they are not set off under IAS 32.

-
IAS 19 Employee Benefits – Amendments: The amendments to IAS 19 remove the option to defer the recognition of actuarial gains and losses, i.e., the corridor mechanism. All changes in the value of defined benefit plans will be recognised in profit or loss and other comprehensive income.

-
IAS 27 Separate Financial Statements (2011): Now only deals with the requirements for separate financial statements, which have been carried over largely unamended from IAS 27 Consolidated and Separate Financial Statements. Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements.

-
IAS 28 Investments in Associates and Joint Ventures (2011): The majority of these revisions result from the incorporation of Joint ventures into IAS 28 (2011) and the fundamental approach to accounting for equity accounted investments has not changed.

-	The IASB has published Annual Improvements to IFRSs: 2009-2011 cycle of improvements that contain amendments to the following standards with consequential amendments to other standards:

-	IFRS 1 - First time adoption of IFRS: Repeated application of IFRS 1 and borrowing cost exemption;

-	IAS 1 – Presentation of financial statements: Comparative information beyond minimum requirements and presentation of the opening statement of financial position and related notes;

-	IAS 16 – Property, plant and equipment: Classification of servicing equipment;

-	IAS 34 – Interim Financial Reporting: Segment assets and liabilities.

The Group has adopted the above new standards and amendments as applicable.

a) Basis of consolidation

The consolidated financial statements comprise the financial statements of the Saudi Hollandi Bank and its subsidiaries drawn up to December 31 of each year. The financial statements of the subsidiaries are prepared for the same reporting period as that of the Bank and changes have been made to their accounting policies where necessary to align them with the accounting policies of the Bank.

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The results of subsidiaries acquired or disposed of during the year, if any, are included in the consolidated income statement from the date of the acquisition or up to the date of disposal, as appropriate. The consolidated financial statements have been prepared using uniform accounting policies and valuation methods for like transactions and other events in similar circumstances.

Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

-	Exposure, or rights, to variable returns from its involvement with the investee, and

-
The ability to use its power over the investee to affect its returns when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee

-	Rights arising from other contractual arrangements

-	The Group’s voting rights and potential voting rights

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

-	Derecognises the assets (including goodwill, if any) and liabilities of the subsidiary
-	Derecognises the carrying amount of any non-controlling interests
-	Derecognises the cumulative translation differences recorded in equity
-	Recognises the fair value of the consideration received
-	Recognises the fair value of any investment retained
-	Recognises any surplus or deficit in profit or loss
-
Reclassifies the parent’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities.

b)	Investments in associates

Investments in associates are initially recognised at cost and subsequently accounted for under the equity method of accounting based on annual audited or latest available reviewed financial statements. An associate is an entity in which the Group has significant influence (but not control), over financial and operating policies and which is neither a subsidiary nor a joint venture. Investments in associates are carried in the consolidated statement of financial position at cost plus post-acquisition changes in the Group's share of net assets, less any impairment in the value of individual investments. The Group’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated statement of income, and its share of post-acquisition movements in consolidated statement of other comprehensive income is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. The consolidated statement of income reflects the Group’s share of the results of associate's operations. When there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes and discloses it in the consolidated statement of changes in shareholders' equity.

The Group’s share of profit / loss of an associate is shown on the face of the consolidated statement of income. This is the profit / (loss) attributable to equity holders of the associate and, therefore, is profit / loss after tax and non-controlling interests in the subsidiaries of the associate. The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an additional impairment loss on its investment in its associate. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount in the ‘share of earning of an associate’ in the consolidated statement of income.

c)	Trade date accounting

All 'regular-way' purchases and sales of financial assets are recognised and derecognised on trade date, i.e. the date that the Group commits to purchase or sell the assets. 'Regular-way' purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

d) Derivative financial instruments and hedge accounting

Derivative financial instruments, including foreign exchange contracts, commission rate futures, forward rate agreements, currency and commission rate swaps, currency and commission rate options (both written and purchased) are initially recognised at fair value on the date on which the derivative contract is entered into and are subsequently re-measured at fair value in the consolidated statement of financial position with transaction costs recognised in the consolidated statement of income. All derivatives are carried at their fair value as assets where the fair value is positive and as liabilities where the fair value is negative. Fair values are derived by reference to quoted market prices, applying discounted cash flow models and pricing models as appropriate.

The treatment of changes in their fair value depends on their classification into the following categories:

i) Derivatives held for trading

Any changes in the fair value of derivatives held for trading are taken directly to the consolidated statement of income and disclosed in net trading income. Derivatives held for trading also include those derivatives which do not qualify for hedge accounting including embedded derivatives.

ii) Embedded derivatives

Derivatives embedded in other financial instruments are treated as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contract, and the host contract is not itself held for trading or designated at fair value through statement of income (FVIS). Embedded derivatives separated from the host contracts are carried at fair value in the trading portfolio with changes in fair value recognised in the consolidated statement of income.

iii) Hedge accounting

The Group designates certain derivatives as hedging instruments in qualifying hedging relationships as described below.

For the purpose of hedge accounting, hedges are classified into two categories: (a) fair value hedges that hedge the exposure to changes in the fair value of a recognised asset or liability (or assets or liabilities in case of portfolio hedging) or an unrecognised firm commitment or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect the reported net gain or losses; and (b) cash flow hedges which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or to a highly probable forecasted transaction that affects the reported net gains or loss.

In order to qualify for hedge accounting, hedge should be expected to be highly effective, i.e. changes in the fair value or cash flows of the hedging instruments should effectively offset corresponding changes in the hedged item, and should be reliably measurable. At inception of the hedge, the risk management objective and strategy is documented including the identification of the hedging instrument, the related hedged item, the nature of risk being hedged, and how management will assess the effectiveness of the hedging relationship. Subsequently hedges are assessed for effectiveness on an on-going basis.

Fair Value Hedges

When a derivative is designated as a hedging instrument in a fair value hedge relationship, any gain or loss from re-measuring the hedging instrument to fair value is recognised in the consolidated statement of income together with the change in the fair value of the hedged item attributable to the hedged risk.

Where the fair value hedge of a commission bearing hedged item measured at amortized cost ceases to meet the criteria for hedge accounting or is sold, exercised or terminated, the difference between the carrying value of the hedged item on termination and the face value is amortised over the remaining term of the original hedge using the effective commission rate. If the hedged item is derecognised, the unamortised fair value adjustment is recognised immediately in the consolidated statement of income.

Cash Flow Hedges

When a derivative is designated as an hedging instrument in a cash flow hedge relationship, the portion of the gain or loss on the hedging instrument that is determined to be effective is recognised directly in consolidated other comprehensive income whereas the ineffective portion, if any, is recognised in the consolidated statement of income. For cash flow hedges affecting future transactions, the fair value gains or losses recognised in other reserves are transferred to the consolidated statement of income in the same period in which the hedged items affects the consolidated statement of income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

Where the hedged forecasted transaction results in the recognition of a non-financial asset or liability, the associated gain or loss that had previously been recognised directly in consolidated other comprehensive income are included in the initial measurement of the acquisition cost or other carrying amount at the time such asset or liability is recognised. When the hedging instrument is expired or sold, terminated or exercised or no longer qualifies for hedge accounting, the forecasted transaction is no longer expected to occur or the Group revokes the designation, any cumulative gain or loss on the cash flow hedging instrument that was recognised in consolidated other comprehensive income is retained until the forecasted transaction occurs. Where the hedged forecasted transaction is no longer expected to occur, the net cumulative gain or loss recognised in the consolidated statement of comprehensive income is transferred to the consolidated statement of income for the year.

e) Foreign currencies

The Group’s consolidated financial statements are presented in Saudi Arabian Riyals, which is also the Group’s functional currency. Each entity in the Group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are translated into Saudi Arabian Riyals at the spot rates prevailing at transaction dates. Monetary assets and liabilities at year-end, denominated in foreign currencies, are translated into Saudi Arabian Riyals at the spot rates prevailing at the reporting date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the year adjusted for effective interest and payments during the year, and the amortised cost in foreign currency translated at the exchange rate at the end of the year. All differences arising on non-trading activities are taken to other non operating income in the consolidated statement of income, with the exception of differences on foreign currency borrowings that provide an effective hedge against a net investment in foreign entity.

Foreign exchange gains or losses from settlement of transactions and translation of period end monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated statement of income, except for differences arising on the retranslation of available for sale equity instruments or when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Translation gains or losses on non-monetary items carried at fair value are included as part of the fair value adjustment either in the consolidated statement of income or in other comprehensive income depending on the underlying financial asset.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

f) Offsetting financial instruments

Financial assets and liabilities are offset and reported net in the consolidated statement of financial position when there is a legally enforceable right to set off the recognised amounts and when the Group intends to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Income and expenses are not offset in the consolidated statement of income unless required or permitted by any accounting standard or interpretation, and as specifically disclosed in the accounting policies of the Group.

g) Revenue / expense recognition

i) Special commission income and expenses

Special commission income and expenses for all commission-bearing financial instruments, except for those classified as held for trading or at fair value through income statement (FVIS), are recognised in the consolidated statement of income using effective commission rate. The effective commission rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective commission rate, the Group estimates future cash flows considering all contractual terms of the financial instrument but excluding future credit losses.

The carrying amount of the financial asset or financial liability is adjusted if the Group revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective commission rate and the change in carrying amount is recorded as special commission income or expense.

Subsequent to the recognition of an impairment loss on a financial asset or a group of financial assets, commission income continues to be recognised on the effective commission rate basis, on the asset’s carrying value net of impairment provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

The calculation of the effective commission rate takes into account all contractual terms of the financial instruments (prepayment, options etc.) and includes all fees and points paid or received, transaction costs, and discounts or premiums that are an integral part of the effective commission rate. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or a liability.

ii) Exchange income / loss

Exchange income/loss is recognised when earned/incurred, as discussed in the foreign currencies policy above.

iii) Fee and commission income

Fees and commission income that are integral to the effective commission rate are included in the measurement of the relevant assets. Fees and commission income that are not integral part of the effective commission rate calculation on a financial asset or liability are recognised when the related service is provided as follows:

•	Portfolio and other management advisory and service fees are recognised over the period of applicable service contracts usually on time proportionate basis.

•
Fee received on asset management, wealth management, financial planning, custody services and other similar services that are provided over an extended period of time, are recognised over the period when the services are being provided.

•
Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognised as an adjustment to the effective commission rate on the loan. When a loan commitment is not expected to result in the draw-down of a loan, loan commitment fees are recognised on a straight-line basis over the commitment period.

•	Fee and commission expense relate mainly to transaction and service fees and are expensed as the services are received and are disclosed net of the related fee and commission income.

iv)	Dividend income

Dividend income is recognised when the right to receive dividend is established. Dividends are reflected as a component of net trading income, net income from FVIS financial instruments or other operating income based on the classification of the related equity instrument.

v)	Net trading income / (loss)

Results arising from trading activities include all realised and unrealised gains and losses from changes in fair value and related special commission income or expense, dividends for financial assets and financial liabilities held for trading and foreign exchange differences. This includes any ineffectiveness recorded in hedging transactions.

h)	Day one profit

Where the transaction price differs from the fair value of other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets, the Group immediately recognises the difference between the transaction price and fair value (a ‘Day one’ profit) in the consolidated statement of income in ‘Net trading income’. In cases where use is made of data which is not observable, the difference between the transaction price and model value is only recognised in the consolidated statement of income when the inputs become observable, or when the instrument is derecognised.

i)	Sale and repurchase agreements

Assets sold with a simultaneous commitment to repurchase at a specified future date (repos) continue to be recognised in the consolidated statement of financial position as the Group retains substantially all the risks and rewards of ownership. These assets are continued to measure in accordance with related accounting policies for investments held as FVIS, available for sale, held to maturity and other investments held at amortized cost. The transactions are treated as collateralised borrowing and counter-party liability for amounts received under these agreements is included in “Due to banks and other financial institutions” or “Customer deposits”, as appropriate.

The difference between sale and repurchase price is treated as special commission expense and accrued over the life of the repo agreement on an effective commission rate basis. Assets purchased with a corresponding commitment to resell at a specified future date (reverse repo) are not recognised in the consolidated statement of financial position, as the Group does not obtain control over the assets. Amounts paid under these agreements are included in “Cash and balances with SAMA”, “Due from banks and other financial institutions” or “Loans and advances”, as appropriate. The difference between purchase and resale price is treated as special commission income and accrued over the life of the reverse repo agreement on an effective commission rate basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

j)	Investments

Initial recognition

All investment securities are initially recognised at fair value, plus for investments not held as FVIS, incremental direct transaction costs and are subsequently accounted for depending on their classification as either held to maturity, FVIS, available for sale or other investments held at amortised cost. Premiums are amortised and discounts accreted using the effective commission rate basis and are taken to special commission income.

Determination of Fair value

For securities traded in organised financial markets, fair value is determined by reference to quoted market bid prices at the close of business. Fair value of managed assets and investments in mutual funds are determined by reference to declared net asset values which approximate the fair value.

For securities where there is no quoted market price, a reasonable estimate of the fair value is determined by reference to the current market value of another instrument which is substantially the same, or is based on the expected cash flows or the underlying net asset base of the security. Where the fair values cannot be derived from active markets, they are determined using a variety of valuation techniques that include the use of mathematical models.

Reclassification

Investments at FVIS are not reclassified subsequent to their initial recognition, except that non-derivative FVIS instrument, other than those designated as FVIS upon initial recognition (i.e. trading investments), may be reclassified out of the FVIS category if they are no longer held for the purpose of being sold or repurchased in the near term, and the following conditions are met:

·
If the investments would have met the definition of "held at amortised cost” and had not been required to be classified as held for trading at initial recognition, these may be reclassified if the Group has the intention and ability to hold the investments for the foreseeable future or until maturity.

·	If the investments would not have met the definition of held at amortised cost, and then it is reclassified out of the trading category only in ‘rare circumstances’.

A security held as available for sale may be reclassified to “Other investments held at amortised cost” if it otherwise would have met the definition of “Other investments held at amortised cost” and if the Group has the intention and ability to hold that financial asset for the foreseeable future or until maturity.

Subsequent measurement

The investments under each class are accounted  for and presented using the basis set out in the following paragraphs:

i)	Held as FVIS

Investments in this category are classified if they are held for trading or designated by management as FVIS on initial recognition. Investments classified as trading are acquired principally for the purpose of selling or repurchasing in the short term and are recorded in the consolidated statement of financial position at fair value. Changes in fair value are recognized in net trading income / loss.

An investment may be designated at FVIS by the management, at initial recognition if doing so significantly reduces measurement inconsistencies which would otherwise arise except for equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured.

Investments at FVIS are recorded in the consolidated statement of financial position at fair value. Changes in the fair value are recognised in the consolidated statement of income for the year in which it arises. Special commission income and dividend income on financial assets held as FVIS are reflected as either trading income or income from FVIS financial instruments in the consolidated statement of income.

ii)	Available for sale

Available-for-sale investments (AFS) are those equity and debt securities which are neither classified as held for trading nor designated as FVIS, that are intended to be held for an unspecified period of time, which may be sold in response to needs for liquidity or changes in special commission rates, exchange rates or equity prices. AFS are non-derivative investments that are designated as AFS or not classified as another category of financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

Investments which are classified as AFS are initially recognised at fair value including direct and incremental transaction costs and subsequently measured at fair value except for unquoted equity securities whose fair value cannot be reliably measured are carried at cost. Unrealised gains or losses arising from a change in its fair value is recognised in other comprehensive income until the investment is de-recognised, recognised or impaired whereupon any cumulative gain or loss previously recognized in other comprehensive income is reclassified to consolidated statement of income.

iii)	Held to maturity

Investments with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity (HTM) are classified as held to maturity. Held to maturity investments are initially recognised at fair value including direct and incremental transaction costs and subsequently measured at amortised cost, less provision for impairment in value. Amortised cost is calculated by taking into account any discount or premium on acquisition using an effective commission rate method. Any gain or loss on such investments is recognised in the consolidated statement of income when the investment is derecognised or impaired.

Investments classified as held to maturity cannot ordinarily be sold or reclassified without impacting the Group’s ability to use this classification and cannot be designated as a hedged item with respect to commission rate or prepayment risk, reflecting the longer-term nature of these investments.

However, sales and reclassifications in any of the following circumstances would not impact the Group's ability to use this classification;

•	Sales or reclassifications that are so close to maturity that the changes in market rate of commission would not have a significant effect on the fair value;
•	Sales or reclassifications after the Group has collected substantially all the assets’ original principal; and
•	Sales or reclassifications attributable to non recurring isolated events beyond the Group’s control that could not have been reasonably anticipated.

iv)	Other investments held at amortised cost

Investment securities with fixed or determinable payments that are not quoted in an active market are classified as Other investments held at amortised cost (OI). Such investments whose fair values have not been hedged are stated at amortised cost using effective commission rate method basis, less provision for impairment. Any gain or loss is recognised in the consolidated statement of income when the investment is derecognised or impaired.

k)	Loans and advances

Loans and advances are non-derivative financial assets originated or acquired by the Group with fixed or determinable payments. Loans and advances are recognised when cash is advanced to borrowers. They are derecognised when either the borrower repays the obligations, the loans are written off or substantially all the risks and rewards of ownership are transferred.

All loans and advances are initially measured at fair value, including acquisition charges associated with the loans and advances.

Loans and advances originated or acquired by the Group that are not quoted in an active market and for which fair value has not been hedged, are stated at amortised cost less any amount written off and impairment for credit losses. For loans and advances which are hedged, the related portion of the hedged fair value is adjusted against the carrying amount.

l)	Impairment of financial assets

An assessment is made at each reporting date to determine whether there is objective evidence that a financial asset or group of financial assets may be impaired. If such evidence exists, the net present value of future anticipated cash flows from that asset is determined and any impairment loss, is recognised for changes in its carrying amounts.

The Group considers evidence of impairment for loans and advances and held to maturity investments at both a specific asset and collective level.

When a financial asset is uncollectible, it is written off against the related allowances for impairment either directly or by a charge to the consolidated statement of income. Financial assets are written off only in circumstances where effectively all possible means of recovery have been exhausted, and the amount of the loss has been determined.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the consolidated statement of income in impairment charge for credit losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

Loans whose terms have been renegotiated are no longer considered to be past due but are treated as new loans. Restructuring policies and practices are based on indicators or criteria, which indicate that payment will most likely continue. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loan’s original effective commission rate.

Loans and advances are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a revised rate of commission to genuinely distressed borrowers. This results in the asset continuing to be overdue and individually impaired as the renegotiated payments of commission and principal do not recover the original carrying amount of the loan. In other cases, renegotiation lead to a new agreement, this is treated as a new loan. Restructuring policies and practices are based on indicators or criteria which, indicate that payment will most likely continue. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loan’s original effective commission rate.

(i)	Impairment of financial assets held at amortised cost

A financial asset or group of financial assets is classified as impaired when there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the financial asset or group of financial assets and that a loss event(s) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

A specific allowance for credit losses due to impairment of a loan or any other financial asset held at amortised cost is established if there is objective evidence that the Group will not be able to collect all amounts due. The amount of the specific allowances is the difference between the carrying amount and the estimated recoverable amount. The estimated recoverable amount is the present value of expected future cash flows, including amounts estimated to be recoverable from guarantees and collateral, discounted based on the original effective commission rate.

(ii)	Impairment of available-for-sale financial assets

In the case of debt instruments classified as available for sale, Management assesses individually whether there is objective evidence of impairment based on the same criteria as financial assets carried at amortised cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortised cost and the current fair value, less any impairment loss on that investment previously recognised in the consolidated statement of income.

If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to a credit event occurring after the impairment loss was recognised in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.

For equity investments held as available for sale, a significant or prolonged decline in fair value below its cost represents objective evidence of impairment. The impairment loss cannot be reversed through the consolidated statement of income as long as the asset continues to be recognised i.e. any increase in fair value after impairment has been recorded can only be recognised in the consolidated statement of changes in shareholders’ equity. On derecognition, any cumulative gain or loss previously recognised in the consolidated shareholders’ equity is included in the consolidated statement of income for the year.

m)	Other real estate

The Group, in the ordinary course of business, acquires certain real estate against settlement of due loans and advances. Such real estate are considered as assets held for sale and are initially stated at the lower of net realisable value of due loans and advances and the current fair value of the related properties, less any costs to sell (if material). No depreciation is charged on such real estate. Rental income from other real estate is recognised in the consolidated income statement.

Subsequent to initial recognition, any subsequent write down to fair value, less costs to sell, are charged to the consolidated income statement. Any subsequent revaluation gain in the fair value less costs to sell of these assets to the extent this does not exceed the cumulative write down is recognised in the income statement. Gains or losses on disposal are recognised in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

n)	Impairment of non–financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the bank estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash–generating units (CGU) fair value less costs to sell and its value in use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For assets excluding goodwill, if any, an assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the income statement.

o)	Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment loss. Freehold land is not depreciated. Changes in the expected useful life are accounted for by changing the period or method, as appropriate, and treated as changes in accounting estimates. The cost of other property and equipment is depreciated / amortised on the straight-line method over the estimated useful lives of the assets as follows:

Buildings	33 years
Leasehold improvements	Over the shorter of lease period or 10 years
Furniture and fixtures, computer hardware and software
and motor vehicles	4 to 10 years

The residual values and useful lives of assets are reviewed, and adjusted if appropriate, at each reporting date.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the consolidated statement of income.

All assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

p)	Financial Liabilities

All money market deposits, customer deposits, subordinated debts and other debt securities in issue are initially recognised at fair value less transaction costs. Financial liabilities at FVIS are recognised initially at fair value and transaction costs are taken directly to the consolidated statement of income. Subsequently all commission-bearing financial liabilities other than those held at FVIS or where fair values have been hedged are measured at amortised cost. Amortised cost is calculated by taking into account any discount or premium. Premiums are amortised and discounts accreted on an effective commission rate method to maturity and taken to special commission expense.

Financial liabilities are designated as FVIS on initial recognition if doing so significantly reduces measurement inconsistencies which would otherwise arise. After initial recognition these liabilities are measured at fair value and the resulting gain or loss is included in the consolidated statement of income.

Financial liabilities in an effective fair value hedge relationship are adjusted for fair value changes to the extent of the risk being hedged. The resultant gain or loss is recognised in the consolidated statement of income. For financial liabilities carried at amortised cost, any gain or loss is recognised in the consolidated statement of income when derecognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

q)	Financial guarantees

In the ordinary course of business, the Group issues financial guarantees, letters of credit and acceptances. Financial guarantees are initially recognised in the consolidated financial statements at fair value in other liabilities, being the value of the premium received. Subsequent to the initial recognition, the Group's liability under each guarantee is measured at the higher of the unamortised premium and the best estimate of expenditure required to settle any financial obligations arising as a result of guarantees. Any increase in the liability relating to the financial guarantee is taken to the consolidated statement of income in ''impairment charge for credit losses, net''. The premium received is recognised in the consolidated statement of income in ''fees and commission income, net'' on a straight line basis over the life of the guarantee.

r)	Provisions

Provisions are recognised when management can reliably estimate a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will be required to settle the obligation.

s)	Accounting for leases

Leases entered into by the Group as a lessee are all operating leases. Payments made under operating leases are charged to the consolidated statement of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any penalty required to be paid to the lessor is recognised as an expense in the period in which termination takes place.

t)	Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, “cash and cash equivalents” include notes and coins on hand, balances with SAMA excluding statutory deposit, and due from banks and other financial institutions with original maturity of three months or less which are subject to insignificant risk of changes in their fair value.

u)	Derecognition of financial instruments

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is de-recognized when:

-	The contractual rights to receive cash flows from the asset have expired; or
-  The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

A financial liability (or a part of a financial liability) can only be derecognised when it is extinguished, that is when the obligation specified in the contract is either discharged, cancelled or expires.

v)	Staff Share based plan transactions

The Group's share plan is classified as an equity settled plan. The fair value of shares which the Group expects will eventually vest is determined at the grant date and is expensed on a straight line basis over the vesting period with corresponding increase in staff share based plan reserve. Details regarding the plan and determination of the fair value are set out in Note 39.

At each reporting date, management revises its estimates of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in the consolidated statement of income over the remaining vesting period, with a corresponding adjustment to the staff share base plan reserve.

w)	End of service benefits

The liability for employees’ end of service benefits is determined based on an actuarial valuation conducted by an independent actuary. The actuarial valuation process takes into account the provisions of the Saudi Arabian Labour and Workmen law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012

x)  Short term employee benefits

Short term employee benefits are measured on a undiscounted basis and is expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short term cash bonus or profit sharing plans if Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

y)  Zakat and income tax

Under Saudi Arabian Zakat and Income tax laws, Zakat and income taxes are the liabilities of Saudi and foreign shareholders, respectively. Zakat is computed on the Saudi shareholders’ share of equity or net income using the basis defined under the Zakat regulations. Income taxes are computed on the foreign shareholders share of net income for the year.

Zakat and income taxes are not charged to the Group’s consolidated statement of income and are deducted from current and future dividends payable to shareholders.

z)  Investment management services

The Group offers investment services to its customers through its subsidiary SHC. The services include the management of certain investment funds in consultation with professional investment advisors. The Group’s share of these funds is included in FVIS or available-for-sale investments and fees earned are disclosed under related parties' transactions.

Assets held in trust or in a fiduciary capacity are not treated as assets of the Group and accordingly are not included in the consolidated financial statements.

aa)  Non-commission based banking products

In addition to conventional banking, the Group also offers its customers certain non-commission based banking products, which are approved by its independent Shariah Board, as follows:

High level definitions of non-commission based products

(i)  Murabaha is an agreement whereby the Group sells to a customer a commodity or an asset, which the Group has purchased and acquired based on a promise received from the customer to buy. The selling price comprises the cost plus an agreed profit margin.

(ii)  Ijarah is an agreement whereby the Group, acting as a lessor, purchases or constructs an asset for lease according to the customer request (lessee), based on his promise to lease the asset for an agreed rent and specific period that could end by transferring the ownership of the leased asset to the lessee.

(iii)  Musharaka is an agreement between the Group and a customer to contribute to a certain investment enterprise or the ownership of a certain property ending up with the acquisition by the customer of the full ownership. The profit or loss is shared as per the terms of the agreement.

(iv)  Tawaruq is a form of Murabaha transactions where the Group purchases a commodity and sells it to the customer. The customer sells the underlying commodity at spot and uses the proceeds for his financing requirements.

All non-commission based banking products are included in “loans and advances” and are in conformity with the related accounting policies described in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

4 CASH AND BALANCES WITH SAMA
	2013	2012
Cash in hand	390,803	395,250
Statutory deposit	3,103,679	2,607,128
Current accounts	177,061	298,120
Reverse repo with SAMA	2,990,979	6,261,957
Total	6,662,522	9,562,455

In accordance with the requirements of the Banking Control Law and Regulations issued by SAMA, the Group is required to maintain a statutory deposit with SAMA at stipulated percentages of its demand, savings, time and other deposits, calculated at the end of each month. The statutory deposits with SAMA is  not available to finance the Group’s day-to-day operations and therefore does not form part of cash and cash equivalents.

5 DUE FROM BANKS AND OTHER FINANCIAL INSTITUTIONS
					2013	2012
Current accounts					804,827	840,717
Money market placements					946,540	-
Total					1,751,367	840,717
6 INVESTMENTS, NET
a) Investment securities are classified as follows:
	Domestic		International		Total
	2013	2012	2013	2012	2013	2012
i) Available- for- sale, net
Fixed rate securities	51,850	70,430	-	-	51,850	70,430
Floating rate securities	168,000	30,000	-	93,765	168,000	123,765
Mutual funds	52,031	42,104	-	-	52,031	42,104
Equities	259,714	4,188	-	-	259,714	4,188
Total available-for-sale, net	531,595	146,722	-	93,765	531,595	240,487

Equities reported under available for sale investments include unquoted shares of SAR 3.4 million (2012: SAR 4.2 million) that are carried at cost. In the opinion of management the fair value approximates the investments' carrying value.

	Domestic		International		Total
	2013	2012	2013	2012	2013	2012
ii) Other investments held at amortised cost
Fixed rate securities	13,488,239	8,883,229	1,241,612	1,059,581	14,729,851	9,942,810
Floating rate securities	1,094,876	657,011	397,011	432,814	1,491,887	1,089,825
Total other investments held at amortised cost	14,583,115	9,540,240	1,638,623	1,492,395	16,221,738	11,032,635

	Domestic		International		Total
iii) Held to maturity	2013	2012	2013	2012	2013	2012
Fixed rate securities	35,821	45,445	-	-	35,821	45,445
Floating rate securities	-	-	60,008	60,010	60,008	60,010
Total held to maturity	35,821	45,445	60,008	60,010	95,829	105,455
Total investments, net	15,150,531	9,732,407	1,698,631	1,646,170	16,849,162	11,378,577

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

b) Investments reclassification

Management identified certain AFS investments, for which at July 1, 2008, it had a clear intention to hold the instruments for the foreseeable future rather than to exit or trade in the short term. As a result, these instruments were reclassified at that date from AFS to other investments held at amortised cost at fair value. Had the reclassification not been made, other reserves would have included unrealised fair value gains amounting to SAR 5.6 million (2012: Losses of SAR 2 million) and shareholders’ equity would have been higher / (lower) by the same amount.

The following table shows carrying values and fair values of the reclassified investments:
	2013		2012
	Carrying value	Fair value	Carrying value	Fair value
AFS securities reclassified to OI	146,482	142,457	144,590	135,172

Further, with effect from July 20, 2011, the Group reclassified certain trading investments amounting to SAR 17.5 million to OI, as it no longer had the intention to hold these investments for the purpose of selling in the short term. The Group has the intention and ability to hold these reclassified investments for the foreseeable future or until maturity. Had the reclassification not been made, there would have been no significant impact on the consolidated statement of income as the fair value approximates the carrying value as at December 31, 2013 and 2012. The carrying value of these investments as at December 31, 2013 amounted to SAR 0.5 million (December 31, 2012: SAR 9.8 million).

c) The composition of investments is as follows:
		2013			2012
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Fixed rate securities	1,508,437	13,309,085	14,817,522	1,368,378	8,690,307	10,058,685
Floating rate securities	1,251,895	468,000	1,719,895	1,273,600	-	1,273,600
Mutual funds	52,031	-	52,031	42,104	-	42,104
Equities	256,276	3,438	259,714	-	4,188	4,188
Total investments, net	3,068,639	13,780,523	16,849,162	2,684,082	8,694,495	11,378,577

Unquoted securities principally comprise of treasury bills and other Saudi Government Bonds. Such securities are traded in the inter-bank market within Saudi Arabia and values are determined using an appropriate pricing model.

d) The analysis of unrealised gains and losses and fair values of other investments held at amortised cost and held to maturity, are as follows:

		2013				2012
		Gross	Gross			Gross	Gross
	Carrying	unrealised	unrealised	Fair	Carrying	unrealised	unrealised	Fair
	value	gains	losses	value	value	gains	losses	value
i) Other investments
held at amortised cost
Fixed-rate securities	14,729,851	44,047	(64,906)	14,708,992	9,942,810	76,266	(20,793)	9,998,283
Floating rate securities	1,491,887	8,601	(4,033)	1,496,455	1,089,825	11,340	(9,440)	1,091,725
Total	16,221,738	52,648	(68,939)	16,205,447	11,032,635	87,606	(30,233)	11,090,008

		2013				2012
		Gross	Gross			Gross	Gross
	Carrying	unrealised	unrealised	Fair	Carrying	unrealised	unrealised	Fair
	value	gains	losses	value	value	gains	losses	value
ii) Held to maturity
Fixed-rate securities	35,821	2,753	-	38,574	45,445	4,471	-	49,916
Floating rate securities	60,008	-	(2,724)	57,284	60,010	-	(5,972)	54,038
Total	95,829	2,753	(2,724)	95,858	105,455	4,471	(5,972)	103,954

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

e) The analysis of investments by counter party is as follows:
	2013	2012
Government and quasi-government	13,748,486	9,320,666
Corporates	1,334,965	902,517
Banks and other financial institutions	1,710,242	1,109,102
Others	55,469	46,292
Total investments, net	16,849,162	11,378,577

Other investments held at amortized cost amounting to SAR 3,350 million (2012: SAR 3,690 million) are pledged under repurchase agreements with customers. The market value of these investments is SAR 3,345 million (2012: SAR 3,666 million).

f) Credit risk exposures of investments

	2013	2012
Saudi Sovereign bonds	11,849,560	8,240,306
Investments grade	4,376,903	2,874,979
Unrated	622,699	263,292
Total investments, net	16,849,162	11,378,577

Investment grade includes those investments having an external agency ratings of AAA to BBB-. Where specific bonds are not rated, but the issuer of the bond has been rated, issuer ratings have been used. Bonds falling in to this category amount to SAR 1,936.03 million (2012: SAR 907.82 million).

g) Release of impairment charge of investments

Impairment allowance against OI investments amounting to SAR 20 million was released during 2012.

7	LOANS AND ADVANCES, NET

a) Loans and advances held at amortised cost

		Credit	Consumer	Commercial
2013	Overdraft	Cards	loans	loans	Total
Performing loans and advances-gross	2,189,802	249,392	8,066,492	43,600,583	54,106,269
Non performing loans and advances, net	336,080	4,879	46,836	350,824	738,619
Total loans and advances	2,525,882	254,271	8,113,328	43,951,407	54,844,888
Allowances for impairment of credit losses	(521,815)	(11,326)	(62,822)	(596,600)	(1,192,563)
Total loans and advances, net	2,004,067	242,945	8,050,506	43,354,807	53,652,325

		Credit	Consumer	Commercial
2012	Overdraft	Cards	Loans	loans	Total
Performing loans and advances-gross	2,574,597	235,638	5,176,167	37,671,231	45,657,633
Non performing loans and advances, net	333,184	9,034	37,646	342,251	722,115
Total loans and advances	2,907,781	244,672	5,213,813	38,013,482	46,379,748
Allowances for impairment of credit losses	(642,383)	(11,326)	(56,942)	(392,898)	(1,103,549)
Total loans and advances, net	2,265,398	233,346	5,156,871	37,620,584	45,276,199

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

b) Movements in allowances for impairment of credit losses
		Credit	Consumer	Commercial
2013	Overdraft	Cards	Loans	loans	Total
Balance at beginning of the year	642,383	11,326	56,942	392,898	1,103,549
Provided during the year	81,738	16,774	66,620	238,933	404,065
Bad debts written off	(91,890)	(6,501)	(31,092)	-	(129,483)
Recoveries of amounts previously provided	(110,416)	(10,273)	(29,648)	(35,231)	(185,568)
Balance at the end of the year	521,815	11,326	62,822	596,600	1,192,563

		Credit	Consumer	Commercial
	Overdraft	Cards	Loans	loans	Total
2012
Balance at beginning of the year	608,540	11,326	38,722	411,060	1,069,648
Provided during the year	184,410	21,125	74,256	54,595	334,386
Bad debts written off	(67,366)	(13,170)	(25,467)	-	(106,003)
Recoveries of amounts previously provided	(83,201)	(7,955)	(30,569)	(72,757)	(194,482)
Balance at the end of the year	642,383	11,326	56,942	392,898	1,103,549
c) Credit quality of loans and advances
i) Loans and advances neither past due nor impaired

The Group has categorised the loans and advances portfolio that is neither past due nor impaired into three sub categories according to its internal rating system, i.e. strong, satisfactory and watch .

Loans and advances under the Strong category are performing, have sound fundamental characteristics and include those that exhibit neither current nor potential weaknesses.

Loans and advance under the Satisfactory category are of sufficient quality to meet its financial obligations in the medium term, but could be impacted by adverse business or economic conditions.

The Watch category includes loans and advances that are performing, current and up to date in terms of principal and special commission payments. However, they require close management attention as they may have potential weaknesses that could, at some future date, result in the deterioration of the repayment prospects of either the principal or the special commission. Loans and advances in the watch category are not expected to expose the Group to high enough level of risk to warrant a worse classification.

		Credit	Consumer	Commercial
2013	Overdraft	Cards	Loans	loans	Total
Strong	742,008	225,809	7,991,544	23,579,152	32,538,513
Satisfactory	1,348,061	14,773	15,084	19,383,338	20,761,256
Watch	70,224	1,654	12,608	380,845	465,331
Total	2,160,293	242,236	8,019,236	43,343,335	53,765,100
		Credit	Consumer	Commercial
2012	Overdraft	Cards	Loans	loans	Total
Strong	1,135,773	211,087	5,103,446	20,090,390	26,540,696
Satisfactory	1,355,124	16,310	9,873	17,201,793	18,583,100
Watch	37,533	1,812	16,930	320,152	376,427
Total	2,528,430	229,209	5,130,249	37,612,335	45,500,223

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

ii) Ageing of past due but not impaired loans and advances
		Credit	Consumer	Commercial
2013	Overdraft	Cards	Loans	loans	Total
From 1 day to 30 days	21,523	4,831	33,315	111,839	171,508
From 31 days to 90 days	3,456	2,325	13,941	117,378	137,100
From 91 days to 180 days	4,530	-	-	-	4,530
More than 180 days	-	-	-	28,031	28,031
Total	29,509	7,156	47,256	257,248	341,169
		Credit	Consumer	Commercial
2012	Overdraft	Cards	Loans	loans	Total
From 1 day to 30 days	29,184	3,543	20,277	9,999	63,003
From 31 days to 90 days	10,756	2,886	25,641	48,897	88,180
From 91 days to 180 days	6,227	-	-	-	6,227
Total	46,167	6,429	45,918	58,896	157,410

d) Economic sector risk concentration for loans and advances and allowances for impairment are as follows:

2013	Performing	Non performing	Allowances for impairment	Loans and advances, net
Government and quasi-government	1,535,354	-	-	1,535,354
Banks and other financial institutions	2,723,433	-	-	2,723,433
Agriculture and fishing	914,817	-	-	914,817
Manufacturing	9,445,016	99,701	(99,701)	9,445,016
Mining and quarrying	290,965	-	-	290,965
Electricity, water, gas and health services	1,872,189	8,300	(8,300)	1,872,189
Building and construction	6,076,752	231,321	(231,321)	6,076,752
Commerce	14,943,638	275,291	(275,291)	14,943,638
Transportation and communication	768,524	7,800	(7,800)	768,524
Services	4,166,079	2,495	(2,495)	4,166,079
Consumer loans and credit cards	8,315,884	51,715	(51,715)	8,315,884
Others	3,053,618	61,996	(52,983)	3,062,631
	54,106,269	738,619	(729,606)	54,115,282
Portfolio impairment allowance	-	-	(462,957)	(462,957)
Total	54,106,269	738,619	(1,192,563)	53,652,325

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

2012	Performing	Non performing	Allowances for impairment	Loans and advances, net
Government and quasi-government	1,368,093	-	-	1,368,093
Banks and other financial institutions	1,227,766	-	-	1,227,766
Agriculture and fishing	474,081	21,488	(21,488)	474,081
Manufacturing	8,583,687	72,228	(72,228)	8,583,687
Mining and quarrying	284,984	-	-	284,984
Electricity, water, gas and health services	1,958,132	8,300	(8,300)	1,958,132
Building and construction	5,795,073	129,487	(129,487)	5,795,073
Commerce	13,372,435	369,069	(369,069)	13,372,435
Transportation and communication	735,580	-	-	735,580
Services	3,239,010	7,787	(7,787)	3,239,010
Consumer loans and credit cards	5,411,805	46,680	(54,280)	5,404,205
Others	3,206,987	67,076	(64,910)	3,209,153
	45,657,633	722,115	(727,549)	45,652,199
Portfolio impairment allowance	-	-	(376,000)	(376,000)
Total	45,657,633	722,115	(1,103,549)	45,276,199

The Group has master netting arrangements with certain customers, where there is a legal right and an intention to settle on a net basis. At December 31, 2013, loans and advances and customers’ deposits amounted to SAR 411.05 million (2012: 350.39 million) have been netted off under these arrangements.

Loans and advances, include Islamic products amounting to SAR 24.32 billion (2012: SAR 20.30 billion)

e) Collateral

The Group, in the ordinary course of its lending activities holds collateral to mitigate the associated credit risk. These mostly consists of time, demand and other cash deposits, financial guarantees, local and international equities, real estate and other fixed assets. Collateral is mainly held against commercial and consumer loans and is managed against relevant exposures at its net realisable value.

8 INVESTMENT IN AN ASSOCIATE
	2013	2012
Balance at beginning of the year	18,050	17,750
Share in (loss) / earning	(817)	300
Balance at end of the year	17,233	18,050

Investment in an associate represents a 20% (December 31, 2012: 20%) shareholding in Wataniya Insurance Company formed in the Kingdom of Saudi Arabia, pursuant to Royal Decree No. 26/30 dated 16 Rabi’ II 1430H (corresponding to April 12, 2009).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

9	PROPERTY AND EQUIPMENT, NET Property and equipment details are as follows:
			Computer			Capital Work
	Land and	Leasehold	hardware /	Furniture	Motor	In Progress
	Buildings	Improvements	software	/Fixtures	Vehicles	(CWIP)	Total
Cost:
Balance at beginning of the year	187,577	275,819	693,481	181,650	4,597	124,198	1,467,322
Additions during the year	-	-	-	-	842	111,305	112,147
Disposal during the year			(4,964)		(285)	-	(5,249)
Transfers from CWIP during the year	-	11,081	88,117	6,663	-	(105,861)	-
Balance at end of the year	187,577	286,900	776,634	188,313	5,154	129,642	1,574,220
Accumulated depreciation/ amortisation:
Balance at beginning of the year	41,894	233,308	545,110	154,421	3,822	-	978,555
Charge for the year	5,266	15,276	64,902	10,284	384		96,112
Disposal during the year	-	-	(4,964)	-	(285)	-	(5,249)
Balance at end of the year	47,160	248,584	605,048	164,705	3,921	-	1,069,418
Net book value:
As at 31 December 2013	140,417	38,316	171,586	23,608	1,233	129,642	504,802
As at 31 December 2012	145,683	42,511	148,371	27,229	775	124,198	488,767
10 OTHER ASSETS
Accrued special commission receivable:						2013	2012

Banks and other financial institutions						10,109	43
Investments						44,797	37,601
Loans and advances						200,567	191,035
Others						65,211	68,401
Total accrued special commission receivable						320,684	297,080
Accounts receivable						419,834	386,232
Positive fair value of derivatives (note 11)						286,343	253,524
Others						3,989	3,912
Total						1,030,850	940,748

11       DERIVATIVES

In the ordinary course of business, the Group utilises the following derivative financial instruments for both trading and hedging purposes:

a) Swaps

Swaps are commitments to exchange one set of cash flows for another. For commission rate swaps, counterparties generally exchange fixed and floating rate commission payments in a single currency without exchanging principal. For cross-currency commission rate swaps, principal and fixed and floating commission payments are exchanged in different currencies.

b) Forwards and futures

Forwards and futures are contractual agreements to either buy or sell a specified currency, commodity or financial instrument at a specified price and date in the future. Forwards are customised contracts transacted in the over-the-counter market. Foreign currency and commission rate futures are transacted in standardised amounts on regulated exchanges and changes in futures contract values are settled daily.

c) Forward-rate agreements

Forward-rate agreements are individually negotiated commission rate contracts that call for a cash settlement of the difference between a contracted commission rate and the market rate on a specified future date and are based on a notional principal and an agreed period of time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

d) Options

Options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, to either buy or sell at a fixed future date or at any time during a specified period, a specified amount of a currency, commodity or financial instrument at a pre-determined price.

Derivatives held for trading purposes

Most of the Group’s derivative trading activities relate to sales, positioning and arbitrage. Sales activities involve offering products to customers and banks in order to inter alia, enable them to transfer, modify or reduce current and future risks. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage involves identifying price differentials between markets or products with the expectation of profiting.

Derivatives held for hedging purposes

The Group has adopted a comprehensive process for the measurement and management of risk. Part of the risk management process involves managing the Group’s exposure to fluctuations in foreign exchange and commission rates to acceptable levels as determined by the Board of Directors and within guidelines issued by SAMA.

The Board of Directors has established levels of currency risk by setting limits on counterparty and currency positions. Positions are monitored on a daily basis and hedging strategies are used to ensure that positions are maintained within the established limits. The Board of Directors has also established the levels of commission rate risk by setting limits on special commission rate gaps for stipulated periods. Asset and liability commission rate gaps are reviewed on a periodic basis and hedging strategies are used to reduce commission rate gaps within the established limits.

As part of its asset and liability management process, the Group uses derivatives for hedging purposes in order to adjust its own exposure to currency and commission rate risks. This is generally achieved by hedging specific transactions.

The Group uses commission rate swaps to hedge against the commission rate risk arising from specifically identified fixed commission rate exposures. The Group also uses commission rate swaps to hedge against the cash flow risk arising on certain floating-rate exposures. In all such cases, the hedging relationship and objective, including details of the hedged items and hedging instrument, are formally documented and the transactions are accounted for as fair value or cash flow hedges.

Cash flow hedges

The Group is exposed to variability in future special commission cash flows on non-trading assets and liabilities which bear commission at a variable rate. The Group uses commission rate swaps as cash flow hedges of these commission rate risks. The Group has no cash flow hedges on December 31, 2013. The table below indicates at December 31, 2012, the periods when the hedged cash flows are expected to occur and when they are expected to affect consolidated statement of income:

	2013		2012
		1-3 years		1-3 years
Cash inflows (assets)	-	-	3,630	-
Cash outflows (liabilities)	-	-	(10,068)	-
Net cash outflows	-	-	(6,438)	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

The tables below summarises the positive and negative fair values and notional amounts of derivative financial instruments, analysed by the term to maturity and monthly average. The notional amounts, which provide an indication of the volumes of transactions outstanding at year-end, do not necessarily reflect the amounts of future cash flows involved. These notional amounts are, therefore, neither indicative of the Group’s exposure to market risk and credit risk. The latter is generally limited to the positive fair value of derivatives.

				Notional amounts by maturity
			Notional	Within
Derivative financial	Positive	Negative	amount	three	3-12	1-5	Over 5	Monthly
instruments 2013	fair value	fair value	total	months	Months	Years	Years	Average
Held for trading:
Commission rate swaps	139,669	70,968	23,343,399	937,977	2,726,619	18,170,022	1,508,781	22,301,487
Foreign exchange and
commodity forward
contracts	81,976	34,313	15,641,511	9,439,627	6,201,884	-	-	18,441,155
Currency and commodity
options	64,653	64,653	27,548,514	5,997,229	12,970,597	8,580,688	-	29,771,908
Forward rate agreements	44	-	200,000	-	200,000	-	-	200,000
Commission rate options	1	1	1,219,279	219,279	-	1,000,000	-	1,219,279
Held as fair value hedges:
Commission rate swaps	-	5,958	375,630	1,000	163,772	173,353	37,505	464,754
Held as cash flow hedges:
Commission rate swaps	-	-	-	-	-	-	-	347,123
Total	286,343	175,893	68,328,333	16,595,112	22,262,872	27,924,063	1,546,286

				Notional amounts by maturity
			Notional	Within
Derivative financial	Positive	Negative	amount	three	3-12	1-5	Over 5	Monthly
instruments 2012	fair value	fair value	total	months	Months	Years	Years	Average
Held for trading:
Commission rate swaps	132,136	105,144	18,682,591	1,042,188	3,098,570	12,970,323	1,571,510	17,397,804
Foreign exchange and
commodity forward
contracts	99,614	97,450	21,742,440	13,481,898	8,260,542	-	-	28,034,814
Currency and commodity
options	21,722	21,501	21,556,764	5,326,374	13,110,207	3,120,183	-	29,399,035
Forward rate agreements	19	-	200,000	-	-	200,000	-	475,000
Commission rate options	33	33	1,219,279	-	-	1,219,279	-	969,279
Held as fair value hedges:
Commission rate swaps	-	22,717	651,835	2,118	17,867	594,344	37,506	812,666
Held as cash flow hedges:
Commission rate swaps	-	6,355	350,000	-	350,000	-	-	350,000
Total	253,524	253,200	64,402,909	19,852,578	24,837,186	18,104,129	1,609,016

The gross positive and negative fair values of commission rate swaps amounted to SAR 1,020 million (2012: SAR 725 million) and SAR 957 million (2012: SAR 727 million) respectively. The fair values of these derivatives, as presented in the above table, are on net basis as certain derivatives can be settled under master netting arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

The tables below shows a summary of hedged items, the nature of the risk being hedged, the hedging instrument and its fair value:

		Hedge
	Fair	inception		Hedging	Positive	Negative
Description of hedged items	value	value	Risk	Instrument	fair value	fair value
2013
				Commission
Fixed commission rate investments	370,464	348,797	Fair Value	rate swaps	-	5,680
				Commission
Loans and advances	27,998	27,333	Fair Value	rate swaps	-	278

		Hedge
	Fair	inception		Hedging	Positive	Negative
Description of hedged items	value	value	Risk	Instrument	fair value	fair value
2012
				Commission
Fixed commission rate investments	379,242	348,806	Fair Value	rate swaps	-	16,583
				Commission
Subordinated debt	355,349	350,000	Cash Flow	rate swaps	-	6,355
				Commission
Loans and advances	319,638	294,207	Fair Value	rate swaps	-	6,134

The losses on the hedging instruments held for fair value hedge are SAR 5.96 million (2012: SAR 22.7 million).

Approximately 67.7% (2012: 65%) of the positive fair value of the hedging instruments relating to Group’s derivatives are entered into with financial institutions and less than 11% (2012: 11%) of the total positive fair value of the derivatives are with any single counterparty at the reporting date. Derivative activities are carried out by the Group’s treasury segment.

12 DUE TO BANKS AND OTHER FINANCIAL INSTITUTIONS
	2013	2012
Current accounts	1,302,974	591,858
Money market deposits	1,191,304	883,065
Total	2,494,278	1,474,923

13 CUSTOMERS’ DEPOSITS	2013	2012
Time	35,575,566	30,129,109
Demand	24,951,832	22,698,615
Saving	434,877	411,420
Others	913,174	674,528
Total	61,875,449	53,913,672

	2013	2012
Time deposits include:
i) Deposits under repurchase agreements with customers	3,367,370	3,690,000
ii) Islamic deposits	16,914,356	12,516,277

Others include SAR 713 million (2012: SAR 517 million) of margins held for irrevocable commitments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

Non commission based deposits amounting to SAR 25.2 billion (2012: SAR 22.7 billion).  Foreign currency deposits as at December 31, are as follows:

	2013	2012
Time	4,952,255	6,012,648
Demand	2,761,124	2,661,663
Saving	27,765	22,732
Others	123,349	97,702
Total	7,864,493	8,794,745

14	SUBORDINATED DEBT

Subordinated debt represents the following debt securities:

Issued on December 12, 2013:

The Group issued SAR 2,500 million unsecured subordinated Tier II Sukuk which are due in 2023. The Group has the option, subject to the prior written approval of SAMA, to redeem these Sukuk at their redemption amount in December 2018 or in the event of certain changes affecting the taxation and regulatory capital treatment of the Sukuk. The commission rate paid on the above averaged 6 months SIBOR Plus 155 basis points. All required approvals from regulatory authorities have been obtained for the purpose of issuance.

Issued on November 26, 2012:

The Group issued SAR 1,400 million unsecured subordinated Tier II Sukuk which are due in 2019. The Group has the option, subject to the prior written approval of SAMA, to redeem these Sukuk at their redemption amount in November 2017 or in the event of certain changes affecting the taxation and regulatory capital treatment of these Sukuk. The commission rate paid on the above averaged 6 months SIBOR Plus 115 basis points (2012: 6 months SIBOR Plus 115 basis point).

Issued on December 30, 2009:

The Group issued SAR 725 million unsecured subordinated Sukuk "Mudaraba Certificates", which are due in 2019, through public offer. The Group has the option, subject to the prior written approval of SAMA, to redeem these certificates at their redemption amount at the end of 2014, at the end of each calendar year thereafter until 2018 or in the event of certain changes affecting taxation and the regulatory capital treatment of these Mudaraba Certificates. The commission rate paid on the above averaged 6 months SIBOR Plus 190 basis points (2012: 6 months SIBOR Plus 190 basis point).

Issued on December 29, 2008:

The Group issued SAR 775 million unsecured subordinated Sukuk "Mudaraba Certificates", which were due in 2018. The Group exercised the option of early redemption of these certificates at their redemption amount in December 2013. The commission rate paid on the above averaged 6 months SIBOR Plus 200 basis points (2012: 6 months SIBOR Plus 200 basis point). All required approvals from regulatory authorities have been obtained for the purpose of redemptions.

The Group has not defaulted on any principal or commission repayments and there has been no breaches with regard to any of these liabilities during 2013 or 2012.

15 OTHER LIABILITIES
Accrued special commission payable:	2013	2012
Banks and other financial institutions	195	126
Customer deposits	143,977	115,596
Subordinated debt	6,603	3,149
Others	76,534	83,075
Total accrued special commission payable	227,309	201,946
Accrued expenses and accounts payable	1,322,238	1,056,914
Negative fair value of derivatives (note 11)	175,893	253,200
Others	346,666	398,879
Total	2,072,106	1,910,939

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

16	SHARE CAPITAL

The authorised, issued and fully paid share capital consists of 396.90 million (2012: 396.90 million) shares of SAR 10 (2012: SAR 10) each.

The ownership of the Bank’s share capital is as follows:
	Percentage	2013	2012
Saudi shareholders	60%	2,381,400	2,381,400
ABN AMRO Bank N.V. (The Netherlands)	40%	1,587,600	1,587,600
Total	100%	3,969,000	3,969,000

On December 9, 2013, the Board of Directors has approved the transfer of SAR 793.8 million to a reserve with the intention to increase the Bank’s share capital through a one-for-five bonus share dividend subject to a final approval of the Extraordinary General Assembly meeting.

17	STATUTORY RESERVE

In accordance with Saudi Arabian Banking Control Law and the By-Laws of the Bank, a minimum of 25% of the annual net income is required to be transferred to a statutory reserve until this reserve equals the paid up share capital of the Bank. Accordingly, SAR 375.40 million (2012: SAR 313.25 million) has been transferred from net income. The statutory reserve is not available for distribution.

18	OTHER RESERVES

	Available for
	sale	Cash flow
	investments	hedges	Total
2013
Balance at beginning of the year	565	(6,355)	(5,790)
Net change in fair value	19,329	-	19,329
Transfer to consolidated statement of income	1,796	6,355	8,151
Balance at end of the year	21,690	-	21,690

	Available for
	sale	Cash flow
2012	investments	hedges	Total
Balance at beginning of the year	(8,366)	(11,874)	(20,240)
Net change in fair value / effective portion of change in fair value recognised	4,395	5,519	9,914
Transfer to consolidated statement of income	4,536	-	4,536
Balance at end of the year	565	(6,355)	(5,790)

19	COMMITMENTS AND CONTINGENCIES

a) Legal proceedings

As at December 31, 2013 and 2012, there were certain legal proceedings outstanding against the Group that arose in the normal course of business. No provision has been made during the year (2012: SAR 1.27 million) as professional legal advice indicates that it is not probable that any further losses will arise with respect to these proceedings.

b) Capital commitments

The Group has capital commitments of SAR 41.28 million (2012: SAR 16.8 million) in respect of leasehold improvements and computer hardware and software purchases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

c) Credit related commitments and contingencies

The primary purpose of these instruments is to ensure that funds are available to customers as required.

Guarantees and stand-by letters of credit, which represent irrevocable assurances that the Group will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans and advances. Cash requirements under guarantees and standby letters of credit are considerably less than the amount of the commitment because the Group does not generally expect the third party to draw the full funds under the agreement.

Documentary letters of credit are written undertakings by the Group on behalf of a customer authorising a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions and are generally collateralised by the underlying shipments of goods to which they relate and therefore, have significantly less risk.

Acceptances comprise undertakings by the Group to pay bills of exchange drawn on customers. The Group expects most acceptances to be presented before being reimbursed by the customers.

Commitments to extend credit represent the unused portion of authorisations to extend credit, principally in the form of loans and advances, guarantees and letters of credit. With respect to credit risk on commitments to extend credit, the Group is potentially exposed to a loss of an amount equal to the total unused commitments. However, the likely amount of loss, which cannot readily be quantified, is expected to be considerably less than the total unused commitment as most commitments to extend credit are contingent upon customers maintaining specific credit standards. The total outstanding commitments to extend credit do not necessarily represent future cash requirements as many of the commitments could expire or terminate without being funded.

i) The contractual maturities of the Group’s commitments and contingencies are as follows:

2013	Within 3 months	3 to 12 months	1 to 5 Years	Over 5 Years	Total
Letters of credit	2,166,986	3,385,254	157,073	-	5,709,313
Letters of guarantee	2,111,972	7,966,129	9,259,428	174,901	19,512,430
Acceptances	2,155,141	516,792	17,962	-	2,689,895
Irrevocable commitments to extend credit	31,879	4,031	358,557	1,782,148	2,176,615
Total	6,465,978	11,872,206	9,793,020	1,957,049	30,088,253

	Within 3	3 to 12	1 to 5	Over 5
2012	months	months	Years	Years	Total
Letters of credit	2,923,339	2,934,003	445,998	-	6,303,340
Letters of guarantee	1,671,574	7,123,593	6,608,379	67,325	15,470,871
Acceptances	1,897,045	346,029	28,807	-	2,271,881
Irrevocable commitments to extend credit	-	-	240,208	963,478	1,203,686
Total	6,491,958	10,403,625	7,323,392	1,030,803	25,249,778

The outstanding and unused portion of commitments that can be revoked unilaterally at any time by the Group amounts to SAR 13.48 billion (2012: SAR 16.42 billion).

	2013	2012
ii) Commitments and contingencies by counterparty are as follows:
Government and quasi-government	202,070	38,833
Corporate	26,233,613	22,170,671
Banks and other financial institutions	3,375,331	2,745,393
Other	277,239	294,881
Total	30,088,253	25,249,778

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

	d) Operating lease commitments
	The future minimum lease payments under non-cancellable operating leases where the Group is a lessee, are as follows:
		2013	2012
	Less than 1 year	49,657	45,395
	1 to 5 years	150,963	118,038
	Over 5 years	127,673	66,878
	Total	328,293	230,311
20	SPECIAL COMMISSION INCOME AND EXPENSE
	Special commission income
	Investments:	2013	2012
	Available for sale	4,960	9,761
	Held to maturity	3,497	4,748
	Other investments held at amortised cost	192,613	138,200
		201,070	152,709
	Due from banks and other financial institutions	22,766	19,384
	Loans and advances	1,871,669	1,547,674
	Total	2,095,505	1,719,767

	Special commission expense	2013	2012
	Due to banks and other financial institutions	7,276	4,813
	Customers’ deposits	375,993	287,458
	Subordinated debt	88,524	55,162
	Total	471,793	347,433
21	FEE AND COMMISSION INCOME, NET
	Fee and commission income:	2013	2012

	Share brokerage and fund management	48,368	55,030
	Trade finance	262,859	235,867
	Corporate finance and advisory	347,616	269,465
	Credit card products	100,431	86,718
	Other banking services	47,967	44,410
	Total fee and commission income	807,241	691,490
	Fee expenses:
	Credit card products	60,296	53,322
	Other banking services	14,720	10,463
	Total fee expenses	75,016	63,785
	Fee and commission income, net	732,225	627,705

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

22 TRADING INCOME, NET	2013	2012
Foreign exchange, net	58,639	56,522
Investments held for trading	355	1,073
Derivatives	77,405	40,066
Total	136,399	97,661
23 (LOSSES) / GAINS ON NON-TRADING INVESTMENTS, NET
	2013	2012
Available for sale investments	(750)	7,689
Other investments held at amortised costs	-	(3,134)
Total	(750)	4,555

24	SALARIES AND EMPLOYEE-RELATED EXPENSES

The following table summarizes the Group’s employee categories defined in accordance with SAMA’s rules on compensation practices and includes the total amounts of fixed and variable compensation paid to employees during the years ended December 31, 2013 and 2012, and the forms of such payments.

2013			Variable Compensation
Categories of employees	Number of employees	Fixed compensation paid	Cash	Shares	Total
Senior executives who require SAMA's no objection	16	22,101	6,629	6,624	35,354
Employees engaged in control and risk management functions	96	28,055	3,361	1,402	32,818
Employees engaged in risk taking activities	452	105,706	16,276	6,385	128,367
Other employees	1,620	206,824	23,911	4,862	235,597
Total	2,184	362,686	50,177	19,273	432,136
Variable Compensation accrued during the year:		51,700
Other employee related expenses paid during the year		83,398
Other employee related expenses accrued during the year		11,072
Total Salaries and employee related expenses		508,856

2012			Variable Compensation
Categories of employees	Number of employees	Fixed compensation paid	Cash	Shares	Total
Senior executives who require SAMA's no objection	15	21,253	5,604	5,117	31,974
Employees engaged in control and risk management functions	93	24,038	2,556	1,046	27,640
Employees engaged in risk taking activities	445	94,803	14,927	6,460	116,190
Other employees	1,568	189,885	18,956	4,378	213,219
Total	2,121	329,979	42,043	17,001	389,023
Variable Compensation accrued during the year		46,209
Other employee related expenses paid during the year		81,245
Other employee related expenses accrued during the year		16,670
Total Salaries and employee related expenses		474,103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

Senior executives requiring SAMA's no objection:

This comprises senior management having responsibility and authority for formulating strategies and directing and controlling the activities of the Group. This covers the Managing Director (MD) and certain other employees directly reporting to the MD.

Employees engaged in control and risk management functions:

This refers to employees working in divisions that are not involved in risk taking activities but are engaged in review and control functions, for example Risk Management, Compliance, Internal Audit, Operations and Finance. These functions are fully independent from the risk taking units.

Employees engaged in risk taking activities:

This comprises staff within business lines (Corporate Banking, Personal Banking, Treasury and SHC), who are responsible for executing and implementing the business strategy on behalf of the Group, for example staff involved in recommending credit limits, pricing of loans, undertaking and executing business proposals, treasury dealing activities, investment management and brokerage services.

Other employees:

This includes all other employees of the Group, excluding those already mentioned above.

Group Compensation policy:

The purpose of the policy is to establish and apply compensation policies and processes which support delivery of business strategy, reinforce the desired organisational culture, reflect prudent risk management and comply with SAMA Regulations.

The Group's compensation policy is aimed at rewarding both risk-adjusted performance and appropriate behaviour in line with the Group's core values. To this end, performance measurements are risk adjusted and reviewed by the independent Risk Management function. In addition, the Compensation Policy is reviewed by Risk Management to ensure rewards are adjusted for the level of risk incurred.

The Board of Directors are responsible for ensuring the effective implementation of the compensation policy. The Board is advised by the Nominations and Remuneration Committee (The "Committee"), which comprises three independent Non Executive Directors. The Committee receives reports and recommendations from Executive Management supported by Human Resources. The Committee reviews and approves all compensation decisions relating to all employees.

Heads of business units and control functions being monitored and/or controlled by Internal Audit, Compliance, Risk Management and Credit Risk will not have any input to compensation decisions of employees in the control functions. Compensation recommendations are determined based on a clear understanding of the intended total reward package and decisions are taken considering the balance between external competitiveness and affordability together with focusing attention on building motivational and performance related compensation arrangements.

25	EARNINGS PER SHARE

Basic and diluted earnings per share for the years ended December 31, 2013 and 2012 are calculated by dividing the net income for the year attributable to the equity holders by 396.9 million shares.

26	PROPOSED GROSS DIVIDENDS, ZAKAT AND INCOME TAX

The Board of Directors has proposed gross final dividends of SAR 468.34 million for the current year (2012: SAR 444.53 million). The dividends are paid to the Saudi and non-Saudi shareholders after deduction of Zakat and income tax respectively as follows:

a) Saudi shareholders:

Zakat attributable to Saudi Shareholders for the year is an estimated SAR 49 million (2012: SAR 54 million), which will be deducted from their share of future dividends. Zakat of SAR 44 million paid in prior years will be deducted from the current year's proposed dividend resulting in a net dividend of SAR 1 per share (2012: SAR 1 per share).

b) Non-Saudi shareholders:

Income tax payable on the current year’s share of income of foreign shareholders is an estimated SAR 119 million (2012: SAR 98 million). Tax liability amounting to SAR 96 million will be deducted from current year's proposed dividend resulting in a net dividend of SAR 0.55 per share (2012: SAR 0.47 per share).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

c) Status of Zakat and tax assessments

The Bank has filed its Zakat and returns for the years up to and including the financial year 2012 with the Department of Zakat and Income Tax (the “DZIT”). Zakat and tax returns have been finalized upto and including financial year 2004. The Bank received Zakat and tax assessments from the DZIT in respect of the years 2005 and 2006 and a partial assessment for year 2010 raising additional Zakat and tax liabilities. The basis for this additional liability is being contested by all the banks in the Kingdom of the Saudi Arabia. The Bank has formally contested the assessments and is awaiting response from the DZIT.

The Management believes that the ultimate outcome of the appeal filed and actions taken by the Bank in conjunction with other banks in the Kingdom of Saudi Arabia cannot be determined reliably at this stage.

27	CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the consolidated statement of cash flows comprise the following:

	2013	2012
Cash and balances with SAMA excluding statutory deposit (note 4)	3,558,843	6,955,327
Due from banks and other financial institutions maturing within three months
or less from the acquisition date	814,367	840,717
Total	4,373,210	7,796,044

28	OPERATING SEGMENTS

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision makers in order to allocate resources and to assess performance. During the period, the Group's management made a decision to split the activities of Treasury segment to "Treasury" representing the core treasury results and balances and "Others" to include the group-wide assets and liabilities management. The decision resulted in an improved internal reporting on the Group's operating segments. Transactions between reportable segments are on normal commercial terms and conditions. Funds are ordinarily reallocated between reportable segments, resulting in funding cost transfers. Commission is charged to reportable segments based on a pool rate, which approximates the marginal cost of funds. Following are the reportable business segments of the Group:

Corporate banking

The corporate banking group offers a range of products and services to corporate and institutional customers. It accepts customer deposits and provides financing, including term loans, overdrafts, syndicated loans, trade finance services. Services provided to customers include internet banking, global transaction services and a centralised service that manages all customer transfers, electronic or otherwise.

Personal banking

The personal banking group operates through a national network of branches and ATMs supported by a 24-hour phone banking center. The Group accepts customers’ deposits in various savings and deposit accounts and provides retail banking products and services, including consumer loans, overdrafts and credit cards to individuals and small-to-medium-sized enterprises.

Treasury

Treasury transacts mainly in money market, foreign exchange, commission rate and other derivatives for corporate and institutional customers as well as for the Group’s own benefit. It is also responsible for managing the Group’s investment portfolio.

Investment banking and investment services

The investment banking and investment services group offers security dealing, managing, arranging, advising and maintaining custody services in relation to securities.

Others

Others include the group-wide assets and liabilities management of the Group's operations other than the Treasury's core activities, maintaining group-wide liquidity and managing its consolidated financial position. It also includes the net interdepartmental revenues / charges on Funds Transfer Pricing based on the Group's methodology as approved by ALCO, the unallocated income and expenses relating to Head Office and other departments and the unallocated assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit as included in the internal management reports that are reviewed by Management. Segment profit is used to measure performance as Management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

a) The following is an analysis of the Group's assets, revenues and results by operating segments for the years ended December 31, 2013 and 2012.
				Investment
				banking and
	Corporate	Personal		investment
2013	Banking	Banking	Treasury	services	Others	Total
Total assets	44,297,447	9,552,567	21,608,741	505,568	4,503,938	80,468,261
Total liabilities	31,552,195	20,331,500	2,494,278	24,362	16,664,498	71,066,833
Net special commission income	986,160	562,704	215,876	4,808	(145,836)	1,623,712
Fee and commission income, net	596,565	138,600	-	54,106	(57,046)	732,225
Trading income, net	85,445	7,573	45,898	4,356	(6,873)	136,399
Total operating income	1,760,259	737,734	265,050	63,270	(210,318)	2,615,995
Impairment charge for credit losses, net	173,174	45,323	-	-	-	218,497
Depreciation and amortisation	32,985	55,226	7,901	-	-	96,112
Total operating expenses	454,467	547,557	69,914	41,634	-	1,113,572
Net operating income for the year	1,305,792	190,177	195,136	21,636	(210,318)	1,502,423

				Investment
				banking and
	Corporate	Personal		investment
2012	Banking	Banking	Treasury	services	Others	Total
Total assets	38,933,880	6,447,887	18,499,301	491,818	4,132,627	68,505,513
Total liabilities	26,792,582	17,526,608	1,474,923	23,716	14,381,705	60,199,534
Net special commission income	895,796	466,281	167,279	4,561	(161,583)	1,372,334
Fee and commission income, net	494,920	120,583	-	67,159	(54,957)	627,705
Trading income, net	59,740	5,514	32,406	3,810	(3,809)	97,661
Total operating income	1,536,551	623,249	199,685	75,529	(215,667)	2,219,347
Impairment charge for credit losses, net	77,810	62,094	-	-	-	139,904
Release of impairment charge of investments	-	-	(20,000)	-	-	(20,000)
Depreciation and amortisation	38,880	62,818	9,043	-	-	110,741
Total operating expenses	308,529	533,550	71,768	52,817	-	966,664
Net operating income for the year	1,228,022	89,699	127,917	22,712	(215,667)	1,252,683
b) The Group’s credit exposure by business segment is as follows:
			Corporate	Personal
2013			Banking	Banking	Treasury	Total
Non derivative financial assets			44,297,447	9,552,567	18,617,762	72,467,776
Commitments and contingencies			14,523,365	-	-	14,523,365
Derivatives			-	-	1,312,922	1,312,922
			Corporate	Personal
2012			Banking	Banking	Treasury	Total
Non derivative financial assets			38,933,880	6,447,887	12,237,344	57,619,111
Commitments and contingencies			11,739,866	-	-	11,739,866
Derivatives			-	-	1,132,341	1,132,341

Credit exposure comprises the carrying value of non derivative financial assets, excluding cash and balances with SAMA, property and equipment and other assets. The credit equivalent value of commitments, contingencies and derivatives are also included in credit exposure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

29	CREDIT RISK

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Credit exposures arise principally in lending activities that lead to loans and advances, and investment activities. There is also a credit risk on credit related commitments, contingencies and derivatives. The Group controls credit risk by monitoring credit exposures, limiting transactions with specific counterparties, and continually assessing the creditworthiness of counterparties.

In addition to monitoring credit limits, the Group manages the credit exposure relating to its trading activities by entering into master netting agreements and collateral arrangements with counterparties in appropriate circumstances, and by limiting the duration of exposure. In certain cases management may also close out transactions or assign them to other counterparties to mitigate credit risk. The Group’s credit risk on derivatives represents the potential cost to replace the derivative contracts if counterparties fail to fulfill their obligation. To control the level of credit risk taken, management assesses counter parties using the same techniques as for its lending activities.

Concentrations of credit risk arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions.

Concentrations of credit risk indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry or geographical location.

Management seeks to manage concentration of credit risk through the diversification of lending activities to ensure that there is no undue concentration of risks with individuals or groups of customers in specific locations or businesses. It also takes security when appropriate or seeks additional collateral from the counterparty as soon as impairment indicators are noticed.

Management monitors on a regular basis the market value of collateral and requests additional collateral in accordance with the underlying agreement, if required. In addition it also specifically monitors the market value of collateral during its review of the adequacy of the allowances for impairment losses. Management regularly reviews its risk management policies and systems to reflect changes in markets products and emerging best practice.

The debt securities included in the investment portfolio are mainly sovereign risk. Analysis of investments by class of counter party is provided in note 6. For details of the composition of loans and advances refer to note 7. Information on credit risk relating to derivative instruments and commitments and contingencies are provided in note 11 and 19 respectively . Information on the Group's maximum credit exposure by operating segment is provided in note 28.

The Group's maximum exposure to credit risk at December 31, 2013 and 2012, without taking into account of any collateral held or credit enhancements attached is reflected below:

	2013	2012
Due from banks and other financial institutions	1,751,367	840,717
Investments, net	16,849,162	11,378,577
Loans and advances, net	53,652,325	45,276,199
Derivatives	1,312,922	1,132,341
Credit related commitments and contingencies	14,523,365	11,739,866
Total	88,089,141	70,367,700

The Group uses a credit classification system as a tool to assist in managing the quality of credit risk within the lending portfolio. In addition to the three categories mentioned in note 7 management maintains further classification grades that differentiates between performing and impaired portfolios and allocates portfolio and specific allowances respectively. Management determines each individual borrower’s grade based on specific objectives and criteria such as activity, cash flows, capital structure, security, quality of management and borrower’s character. A further quality classification is performed over existing borrowers and the results of this exercise are validated by the independent risk management unit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

30	GEOGRAPHICAL CONCENTRATION

The Group's credit exposure by geographical region is as follows:

		Other
	Saudi	GCC and		North	South	Other
2013	Arabia	Middle East	Europe	America	East Asia	Countries	Total
Assets
Cash and balances with SAMA	6,662,522	-	-	-	-	-	6,662,522
Due from banks and other financial
institutions	632,663	453,663	481,263	166,699	2,665	14,414	1,751,367

Investments, net	15,150,531	1,223,963	375,050	-	-	99,618	16,849,162
Loans and advances, net	53,211,260	441,065	-	-	-	-	53,652,325
Total	75,656,976	2,118,691	856,313	166,699	2,665	114,032	78,915,376
Commitments and
Contingencies	27,287,819	366,408	604,424	148,218	2,023	1,679,361	30,088,253
Maximum credit exposure (stated at credit equivalent
amounts)
Commitments and
contingencies	13,149,403	262,938	376,165	62,394	1,011	671,454	14,523,365
Derivatives	564,855	41,276	703,235	3,554	2	-	1,312,922

		Other
	Saudi	GCC and		North	South	Other
2012	Arabia	Middle East	Europe	America	East Asia	Countries	Total
Assets
Cash and balances with SAMA	9,562,455	-	-	-	-	-	9,562,455
Due from banks and other financial
institutions	213,239	146,087	454,918	21,184	1,484	3,805	840,717

Investments, net	9,732,407	1,265,386	281,295	-	-	99,489	11,378,577
Loans and advances, net	44,833,214	442,985	-	-	-	-	45,276,199
Total	64,341,315	1,854,458	736,213	21,184	1,484	103,294	67,057,948
Commitments and
Contingencies	22,862,646	262,932	599,744	115,882	684	1,407,890	25,249,778
Maximum credit exposure (stated at credit equivalent
amounts)
Commitments and
contingencies	10,638,255	202,477	370,436	60,364	589	467,745	11,739,866
Derivatives	496,688	90,324	536,936	8,343	49	1	1,132,341

Credit equivalent amounts reflect the amounts that result from translating the Group’s contingent liabilities and commitments into the risk equivalent of loans, using credit conversion factors prescribed by SAMA. The Credit conversion factor is meant to capture the potential credit risk related to the exercise of that commitment. Impaired loans and advances and allowances for credit losses are all within the Kingdom of Saudi Arabia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

31	MARKET RISK

Market risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market variables such as commission rates, foreign exchange rates, and equity prices. Management classifies exposures to market risk into either trading, non-trading or banking book.

The market risk for the trading book is managed and monitored using a Value at Risk (VaR) methodology. Market risk for the non-trading book is managed and monitored using a combination of VaR, stress testing and sensitivity analysis.

a) MARKET RISK - TRADING BOOK

The Board of Directors has set limits for the acceptable level of risk in managing the trading book. In order to manage market risk in the trading book, Management applies a VaR methodology daily to assess the market risk positions held and also to estimate the potential economic loss based on a set of assumptions and changes in market conditions.

A VaR methodology estimates the potential negative change in the market value of a portfolio at a given confidence level and over a specified time horizon. The Group uses simulation models to assess the possible changes in the market value of the trading book based on historical data. VaR models are usually designed to measure the market risk in a normal market environment and therefore the use of VaR has limitations because it is based on historical correlations and volatilities in market prices and assumes that the future movements will follow a statistical distribution.

VaR that management uses is an estimate, using a confidence level of 99% of the potential loss that is not expected to be exceeded if the current market positions were to be held unchanged for one day. The use of 99% confidence level depicts that within a one-day horizon, losses exceeding VaR figure should occur, on average, not more than once every hundred days.

The VaR represents the risk of portfolios at the close of a business day, and it does not account for any losses that may occur beyond the defined confidence interval. The actual trading results may differ from the VaR calculations and, in particular, the calculation does not provide a meaningful indication of profits and losses in stressed market conditions.

To overcome the VaR limitations mentioned above, management maintains a framework of non-modeled limits that show potential loss for a given change in a market factor and makes no assumption about the behaviour of market factors. Furthermore, management employs stop loss limits on market risk positions and carries out stress tests of its portfolio to simulate conditions outside normal confidence intervals. The potential losses occurring under stress test conditions are reported regularly to the Asset and Liability Committee (ALCO) for review.

The Group’s VaR related information for the year ended December 31, 2013 is as provided below. Total VaR takes into account correlations across asset classes and accordingly it is not the total of individual VaR.

	Foreign exchange	Special Commission	Foreign Exchange	Overall
	rate risk	rate risk	Forwards	Risk
2013 (VaR)
As at December 31	108	871	34	1,013
Average for the year	172	499	70	741
	Foreign exchange	Special Commission	Foreign Exchange	Overall
	rate risk	rate risk	Forwards	Risk
2012 (VaR)
As at December 31	200	422	10	632
Average for the year	155	309	63	527

b) MARKET RISK – NON-TRADING OR BANKING BOOK

Market risk on non-trading or banking positions mainly arises from commission rate, foreign currency exposures and equity price changes.

i) COMMISSION RATE RISK

Commission rate risk arises from the possibility that changes in commission rates will affect either the fair values or the future cash flows of the financial instruments. The Board of Directors has established commission rate gap limits for stipulated periods. Management monitors positions daily and uses hedging strategies to ensure maintenance of positions within established gap limits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

The following table depicts the sensitivity to a reasonable possible change in commission rates, with other variables held constant, on the Group’s consolidated statement of income or equity. The sensitivity of the income is the effect of the assumed changes in commission rates on the net commission income for one year, based on the floating rate non-trading financial assets and financial liabilities held at year end including the effect of hedging instruments. The sensitivity of equity is calculated by revaluing the fixed rate available for sale financial assets, including the effect of any associated hedges at year end for the effect of assumed changes in commission rates. The sensitivity of equity is analyzed by maturity of the asset or swap.

Banking book exposures are monitored and analyzed in currency concentrations and relevant sensitivities are disclosed in SAR million below:

2013

Currency	Increase/ (decrease) in basis points	Sensitivity of special commission	Sensitivity of equity
			6 months or less	6 to12 months	1-5 Yrs	Over 5Years	Total
USD	25 (25)	(5) 5	- -	- -	- -	- -	- -
SAR	25 (25)	32 (32)	(7) 7	(17) 17	(155) 155	- -	(179) 179
Others	25 (25)	1 (1)	- -	- -	- -	- -	- -

2012

Currency	Increase/ (decrease) in basis points	Sensitivity of special commission	Sensitivity of equity
			6 months or less	6 to12 months	1-5 Yrs	Over 5Years	Total
USD	25 (25)	(5) 5	- -	- -	- -	- -	- -
SAR	25 (25)	43 (43)	(7) 7	(17) 17	(308) 308	- -	(332) 332
Others	25 (25)	- -	- -	- -	- -	- -	- -

The exposure to the effect of various risks associated with fluctuations in the prevailing levels of market commission rates on the Group's financial position and cash flows is managed.

The Board of Directors sets limits on the level of commission rate re-pricing mismatch that may be undertaken. These limits are monitored daily by the Group’s Treasury. The Group is exposed to commission rate risk as a result of mismatches or gaps in the amounts of assets and liabilities and other derivative financial instruments that mature or re-price in a given period. This risk is managed by matching the re-pricing of assets and liabilities through risk management strategies. The table below summarises the Group’s exposure to commission rate risks. Included in the table are the Group’s assets and liabilities at carrying amounts, categorised by the earlier of the contractual re-pricing or the maturity dates.

					Non
	Within 3	3 to 12	1 to 5	Over 5	commission
2013	Months	Months	years	Years	bearing	Total
Assets
Cash and balances with SAMA	2,990,979	-	-	-	3,671,543	6,662,522
Due from banks and other financial
institutions	946,540	-	-	-	804,827	1,751,367
Investments, net	4,952,099	9,223,435	617,250	1,744,633	311,745	16,849,162
Loans and advances, net	32,310,142	10,584,318	6,455,174	4,302,691	-	53,652,325
Investment in an associate	-	-	-	-	17,233	17,233
Property and equipment, net	-	-	-	-	504,802	504,802
Other assets	-	-	-	-	1,030,850	1,030,850
Total	41,199,760	19,807,753	7,072,424	6,047,324	6,341,000	80,468,261

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

					Non
	Within 3	3 to 12	1 to 5	Over 5	commission
Liabilities and shareholders’ equity	Months	Months	years	Years	bearing	Total
Due to banks and other financial
institutions	1,185,154	1,150	5,000	-	1,302,974	2,494,278
Customers’ deposits	30,734,219	5,244,082	717,453	-	25,179,695	61,875,449
Subordinated debt	-	4,625,000	-	-	-	4,625,000
Other liabilities	-	-	-	-	2,072,106	2,072,106
Shareholders’ equity	-	-	-	-	9,401,428	9,401,428
Total liabilities and shareholders' equity	31,919,373	9,870,232	722,453	-	37,956,203	80,468,261
Commission rate sensitivity - financial
position gap	9,280,387	9,937,521	6,349,971	6,047,324	(31,615,203)	-
Commission rate sensitivity on
derivative financial instruments	1,045,442	(722,274)	(406,335)	(7,659)	90,826	-
Total commission rate sensitivity gap	10,325,829	9,215,247	5,943,636	6,039,665	(31,524,377)	-
Cumulative commission rate
sensitivity gap	10,325,829	19,541,076	25,484,712	31,524,377	-	-

					Non
	Within 3	3 to 12	1 to 5	Over 5	commission
2012	Months	Months	years	Years	bearing	Total
Assets
Cash and balances with SAMA	6,261,957	-	-	-	3,300,498	9,562,455
Due from banks and other financial
institutions	-	-	-	-	840,717	840,717
Investments, net	2,327,270	8,435,127	119,888	450,000	46,292	11,378,577
Loans and advances, net	29,821,857	9,637,150	4,297,687	1,519,505	-	45,276,199
Investment in an associate	-	-	-	-	18,050	18,050
Property and equipment, net	-	-	-	-	488,767	488,767
Other assets	-	-	-	-	940,748	940,748
Total	38,411,084	18,072,277	4,417,575	1,969,505	5,635,072	68,505,513

					Non
	Within 3	3 to 12	1 to 5	Over 5	commission
Liabilities and shareholders’ equity	Months	Months	years	Years	bearing	Total
Due to banks and other financial
institutions	881,350	1,715	-	-	591,858	1,474,923
Customers’ deposits	25,136,543	5,492,231	639,157	-	22,645,741	53,913,672
Subordinated debt	-	2,900,000	-	-	-	2,900,000
Other liabilities	-	-	-	-	1,910,939	1,910,939
Shareholders’ equity	-	-	-	-	8,305,979	8,305,979
Total liabilities and shareholders' equity	26,017,893	8,393,946	639,157	-	33,454,517	68,505,513
Commission rate sensitivity - financial
position gap	12,393,191	9,678,331	3,778,418	1,969,505	(27,819,445)	-
Commission rate sensitivity on
derivative financial instruments	685,139	248,109	(1,055,653)	122,405	-	-
Total commission rate sensitivity gap	13,078,330	9,926,440	2,722,765	2,091,910	(27,819,445)	-
Cumulative commission rate
sensitivity gap	13,078,330	23,004,770	25,727,535	27,819,445	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

Commission rate sensitivity gap represents the net notional amounts of derivative financial instruments that are used to manage commission rate risk. The effective yield of a monetary financial instrument is the yield that the Group earns from its clients taking into consideration the contractual commission rate.

ii) CURRENCY RISK

Currency risk represents the risk of change in the value of financial instruments due to changes in foreign exchange rates. The Board of Directors have set limits on positions by currencies, which are monitored daily. Hedging strategies are also used to ensure that positions are maintained within these limits. The table below shows the currencies to which the Group has a significant exposure as at year end on its non-trading monetary assets and liabilities and forecasted cash flows. The analysis calculates the effect on the consolidated statement of income (due to the fair value of the currency sensitive non-trading monetary assets and liabilities) of a potential movement in the foreign currency against SAR, with all other variables held constant. A positive effect shows a potential increase in consolidated statement of income or equity, whereas a negative effect shows a potential net reduction in consolidated statement of income or equity.

2013

Currency exposure	Change in	Effect on
	Currency Rate (%)	Net Income
USD	5 (5)	(12,667) 12,667
CHF	5 (5)	(3,484) 3,484
EUR	5 (5)	898 (898)
GBP	5 (5)	(25) 25
JPY	5 (5)	20 (20)
Others	5 (5)	155 (155)

2012

	Change in	Effect on
Currency exposure	Currency Rate (%)	Net Income
USD	5 (5)	(22,021) 22,021
CHF	5 (5)	(7) 7
EUR	5 (5)	101 (101)
GBP	5 (5)	1 (1)
JPY	5 (5)	12 (12)
Others	5 (5)	485 (485)

Exposure to the effects of fluctuations in prevailing foreign currency exchange rates on the Group's financial position and cash flows is managed by the Board of Directors setting limits on the level of exposure by currency and in total for both overnight and intra-day positions. These limits are monitored daily.

At the end of the year, the Group had the following significant net exposures denominated in foreign currencies:
	Long / (short)
	SAR ' 000
	2013	2012
US Dollar	(253,344)	(440,423)
Swiss Franc	(69,676)	(131)
Euro	17,955	2,028
Pound Sterling	(505)	27
Japanese Yen	409	235
Others	3,101	9,702

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

iii) EQUITY PRICE RISK

Equity price risk refers to the risk of a decrease in the fair values of equities in the Group’s non-trading investment portfolio as a result of reasonable possible changes in levels of equity indices and the value of individual stocks. The effect on the Bank’s equity investments held as available for sale due to reasonable possible change in equity indices, with all other variables held constant is as follows:

	2013		2012
	Change in equity	Effect in SAR m	Change in equity prices%	Effect in SAR m
Tadawul	+ 5	12,814	+ 5	-
	- 5	(12,814)	- 5	-
	+ 10	25,628	+ 10	-
	- 10	(25,628)	- 10	-
32	LIQUIDITY RISK

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. Liquidity risk can be caused by market disruptions or credit downgrades, which may cause certain sources of funding to dry up at short notice. To mitigate this risk, management has diversified funding sources and assets are managed considering liquidity positions to maintain a healthy balance of cash and cash equivalents and readily marketable securities.

i) Maturity profile of assets and liabilities

The tables below summarise the maturity profile of the Group’s assets and liabilities. The contractual maturities of assets and liabilities have been determined on the basis of the remaining period to contractual maturity date as at year end and do not take into account the effective maturities as indicated by the Group’s deposit retention history. Management monitors the maturity profile to ensure that adequate liquidity is maintained. The daily liquidity position is monitored and regular liquidity stress testing is conducted under a variety of scenarios covering both normal and more severe market conditions. All liquidity policies and procedures are subject to review and approval by ALCO. Daily reports cover the liquidity position of both the Bank and other operating subsidiaries. A summary report, including any exceptions and remedial action taken, is submitted regularly to ALCO.

In accordance with the Banking Control Law and the regulations issued by SAMA, the Bank maintains a statutory deposit with SAMA equal to 7% (2012: 7%) of total demand deposits and 4% (2012: 4%) of savings and time deposits. In addition to the statutory deposit, the Bank also maintains liquid reserves of no less than 20% of its deposits liabilities, in the form of cash, Saudi Government Development Bonds or assets which can be converted into cash within a period not exceeding 30 days or the Bank may raise additional funds through repo facilities available with SAMA against securities issued by the Saudi Government up to 75% of the nominal value of bonds held.

ii) The maturity profile of assets and liabilities at year end is as follows:

	No fixed	Within 3	3 to 12	1 to 5	Over 5
2013	maturity	Months	Months	Years	Years	Total
Assets
Cash and balances with SAMA	3,103,679	3,558,843	-	-	-	6,662,522
Due from banks and other financial institutions	804,827	946,540	-	-	-	1,751,367
Investments, net	311,745	3,471,204	9,060,942	1,721,639	2,283,632	16,849,162
Loans and advances, net	1,735,858	15,783,093	11,128,130	16,570,573	8,434,671	53,652,325
Investment in an associate	17,233	-	-	-	-	17,233
Property and equipment, net	504,802	-	-	-	-	504,802
Other assets	1,030,850	-	-	-	-	1,030,850
Total	7,508,994	23,759,680	20,189,072	18,292,212	10,718,303	80,468,261

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

	No fixed maturity	Within 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Liabilities and shareholders’ equity
Due to banks and other financial institutions	1,302,974	1,185,154	1,150	5,000	-	2,494,278
Customers’ deposits	26,809,105	28,804,809	5,544,082	717,453	-	61,875,449
Subordinated debt	-	-	-	-	4,625,000	4,625,000
Other liabilities	2,072,106	-	-	-	-	2,072,106
Shareholders’ equity	9,401,428	-	-	-	-	9,401,428
Total	39,585,613	29,989,963	5,545,232	722,453	4,625,000	80,468,261

2012	No fixed maturity	Within 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Assets
Cash and balances with SAMA	2,607,128	6,955,327	-	-	-	9,562,455
Due from banks and other financial institutions	840,717	-	-	-	-	840,717
Investments, net	46,292	464,283	7,860,497	2,260,884	746,621	11,378,577
Loans and advances, net	2,193,163	17,016,104	9,275,744	12,795,600	3,995,588	45,276,199
Investment in an associate	18,050	-	-	-	-	18,050
Property and equipment, net	488,767	-	-	-	-	488,767
Other assets	940,748	-	-	-	-	940,748
Total	7,134,865	24,435,714	17,136,241	15,056,484	4,742,209	68,505,513

Liabilities and shareholders’ equity	No fixed maturity	Within 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Due to banks and other financial institutions	591,858	881,351	1,714	-	-	1,474,923
Customers’ deposits	24,112,128	23,670,157	5,492,231	639,156	-	53,913,672
Subordinated debt	-	-	-	-	2,900,000	2,900,000
Other liabilities	1,910,939	-	-	-	-	1,910,939
Shareholders’ equity	8,305,979	-	-	-	-	8,305,979
Total	34,920,904	24,551,508	5,493,945	639,156	2,900,000	68,505,513

The cumulative maturity of commitments and contingencies and derivatives are given in note 19 (c) and note 11 of the consolidated financial statements respectively.

iii) Analysis of financial liabilities by remaining contractual maturities

The table below summarises the maturity profile of the Group's financial liabilities at year end based on contractual undiscounted repayment obligations. As special commission payments up to contractual maturity are included in the table, totals do not match with the consolidated statement of financial position. The contractual maturities of liabilities have been determined based on the remaining period at year end to the contractual maturity date and do not take into account the effective expected maturities. The Group expects that many customers will not request repayment on the earliest date the Group could be required to pay and therefore the table does not reflect the expected cash flows indicated by the Group's deposit retention history.

2013	No fixed maturity	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total
Financial Liabilities
Due to banks and other financial institutions	1,302,974	1,186,198	1,159	5,290	-	2,495,621
Customers’ deposits	26,809,105	28,903,917	5,595,905	842,229	-	62,151,156
Subordinated debts	-	6,603	112,910	1,086,934	5,356,397	6,562,844
Derivatives	-	-	-	-	-
Contractual amounts payable	-	(65,752)	(208,396)	(657,724)	(155,513)	(1,087,385)
Contractual amounts receivable	-	70,064	227,042	680,639	168,266	1,146,011
Total undiscounted financial liabilities	28,112,079	30,101,030	5,728,620	1,957,368	5,369,150	71,268,247

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

2012
Financial Liabilities
Due to banks and other financial institutions	591,858	881,459	1,718	-	-	1,475,035
Customers’ deposits	24,112,128	23,708,410	5,523,905	719,810	-	54,064,253
Subordinated debts	-	3,154	74,572	535,688	3,235,459	3,848,873
Derivatives						-
Contractual amounts payable	-	(68,216)	(204,360)	(507,228)	(68,841)	(848,645)
Contractual amounts receivable	-	62,517	200,748	491,196	74,409	828,870
Total undiscounted financial liabilities	24,703,986	24,587,324	5,596,583	1,239,466	3,241,027	59,368,386

33	FAIR VALUES OF FINANCIAL INSTRUMENTS Determination of fair value and the fair value hierarchy

Management uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	Quoted prices in active markets for the same instrument (i.e., without modification or repacking):

Level 2:	Quoted prices in active markets for similar assets and liabilities or other valuation techniques for which all significant inputs are based on observable market data; and

Level 3:	valuation techniques for which significant inputs are not based on observable market data.

2013
Financial assets	Level 1	Level 2	Level 3	Total
Derivative financial instruments	-	286,343	-	286,343
Financial investments available for sale	308,307	219,850	3,438	531,595
Total	308,307	506,193	3,438	817,938
Financial liabilities
Derivative financial instruments	-	175,893	-	175,893
Total	-	175,893	-	175,893
2012
Financial assets	Level 1	Level 2	Level 3	Total
Derivative financial instruments	-	253,524	-	253,524
Financial investments available for sale	165,869	70,430	4,188	240,487
Total	165,869	323,954	4,188	494,011
Financial liabilities
Derivative financial instruments	-	253,200	-	253,200
Total	-	253,200	-	253,200

The fair values of financial instruments included in the statement of financial position, except for those held to maturity, other investments held at amortised costs, loans and advances and customers’ deposits that are carried at amortised cost, are not significantly different from the carrying values included in the consolidated financial statements. The estimated fair values of other investments held at amortised cost and held-to-maturity investments are based on quoted market prices, when available, or pricing models in the case of certain fixed rate bonds. The fair values of these investments are disclosed in note 6. The fair value of loans and advances held at amortised cost and commission-bearing customers’ deposits are not significantly different from their book values since the current market commission rates for similar financial assets are not significantly different from the contracted rates. The fair values of due from banks and other financial institutions and due to financial institutions are not significantly different from the carrying values since the underlying amounts for these categories are for shorter durations which indicates that their booking rates are not significantly different from the current market rates. The fair value of subordinated debt approximates carrying value since this is a floating rate liability with commission rates re-priced every six months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

The value obtained from a valuation model may differ from the transaction price of a financial instrument on transaction date. The difference between the transaction price and the model value is commonly referred to as ‘day one profit and loss’. It is either amortised over the life of the transaction, deferred until the instrument’s fair value can be determined using market observable data or realised through disposal. Subsequent changes in fair value are recognised immediately in the consolidated statement of income without reversal of deferred day one profits and losses.

34	RELATED PARTY TRANSACTIONS

In the ordinary course of its activities, the Group transacts business with related parties. The related party transactions are performed on an arm’s length basis. Banking transactions with related parties are governed by limits set by the Banking Control Law and regulations issued by SAMA.

The balances at reporting date, resulting from such transactions are as follows:

ABN AMRO Bank N.V.	2013	2012
Due from banks and other financial institutions	175,888	39,392
Investments	93,763	187,530
Due to banks and other financial institutions	45,932	17,545
Derivatives at fair value, net	(1,559)	(8,689)
Commitments and contingencies	101,234	97,114
Associates & other major shareholders and their affiliate entities with significant influence:
Loans and advances	590,166	521,055
Derivatives at fair value, net	(14,747)	2,321
Investments	40,000	40,000
Customers’ deposits	5,650,999	4,869,777
Subordinated debt	794,000	520,000
Commitments and contingencies	5,743	2,112
Mutual funds managed by the Group:
Investments	52,031	42,104
Subordinated debt	17,500	2,500
Customers’ deposits, net	71,209	45,500

Other major shareholders represent shareholdings (excluding the non-Saudi shareholder) of more than 5% of the Bank’s issued share capital. Income and expenses pertaining to transactions with related parties included in the consolidated financial statements are as follows:

	2013	2012
Special commission income	20,186	16,136
Special commission expense	87,458	57,320
Fees from banking services, net	1,998	2,784
Fees from management services	14,317	15,854
General and administrative expenses	609	567
Directors’ remuneration	3,720	3,850
Compensation paid to key management personnel	35,354	31,974

Key management personnel are those persons having responsibility and authority for formulating strategies and directing and controlling the activities of the Group.

35	CAPITAL ADEQUACY

The Group’s objectives when managing capital are to comply with the capital requirements set by SAMA and to safeguard the Group’s ability to continue as a going concern by maintaining a strong capital base.

SAMA has issued the framework and guidance regarding implementation of the capital reforms under Basel III, which are effective from January 1, 2013. Accordingly, the Group’s consolidated Risk Weighted Assets (RWA), total capital and related ratios on a consolidated group basis are calculated under the Basel III framework.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

Management monitors the adequacy of its capital using ratios established by SAMA. These ratios expressed as a percentage, measure capital adequacy by comparing the Group’s eligible capital with its consolidated statement of financial position assets, commitments and contingencies and notional amount of derivatives at amounts weighted to reflect their relative risk in line with the standardized approach prescribed under the Basel III accord as modified by SAMA. In accordance with the regulations promulgated by SAMA, banks in the Kingdom are expected to meet a minimum required capital adequacy ratio of 8%. The comparative balances and ratios as at December 31, 2012 are calculated under Basel II and have not been restated.

The components of risk weighted assets (RWA), capital and ratios are as follows:
	2013	2012
Credit Risk RWA	71,695,801	58,831,550
Operational Risk RWA	3,653,600	3,625,338
Market Risk RWA	440,854	738,672
Total RWA	75,790,255	63,195,560
Tier I Capital	8,910,966	7,841,197
Tier II Capital	4,970,076	3,278,204
Total Tier I & II Capital	13,881,042	11,119,401
Capital Adequacy Ratio %
Tier I	11.76	12.41
Tier I + Tier II	18.32	17.60

36	BASEL III - CAPITAL STRUCTURE

Certain disclosures on the Bank’s capital structure are required to be published on Bank’s website. These disclosures will be published on the Bank’s website www.shb.com.sa as required by SAMA. Such disclosures are not subject to review/audit by the external auditors of the Bank.

37	BASEL III PILLAR 3 DISCLOSURE

Under Basel III pillar 3, certain quantitative and qualitative disclosures are required. These disclosures will be made available on the Group's website www.shb.com.sa or included in the annual report as required by SAMA. Such disclosures are not subject to review or audit by the external auditors of the Group.

38	INVESTMENT MANAGEMENT AND BROKERAGE SERVICES

The Group offers investment management services to its customers that include the management of investment funds with total assets of SAR 2.006 billion (2012: SAR 2.262 billion) in consultation with professional investment advisors. The financial statements of these funds are not consolidated with the consolidated financial statements of the Group. The Group’s investment in these funds is included in available for sale investments. Fees earned from management services are disclosed under “related party transactions”. Assets held in trust or in a fiduciary capacity are not treated as assets of the Group and, therefore, are not included in the consolidated financial statements.

39	STAFF SHARE BASED PLAN RESERVE

In January 2008, the Group launched an equity settled share-based payment plan (the “Plan”) for executives and senior employees (eligible employees). The initial Plan was approved by the Board of Directors in their meeting held on 10 Dhu-al-Qa’dah 1428H (corresponding November 20, 2007) and SAMA in their letter dated 26 Safar 1429H (corresponding March 4, 2008). The vesting conditions were amended in 2009 as approved by the Board of Directors in their meeting held on 5 Shabaan 1430H (corresponding July 27, 2009) and SAMA in their letter dated 20 Dhualqada 1430H (corresponding November 9, 2009). According to the amended Plan, eligible employees will receive shares in the Bank if the following terms and conditions are met:

-
Eligible employees are required to continue their employment with the Group for a period of two years from the grant date to have half of their shares vest and another year for the remainder to vest; and

-	The Group achieves specific growth thresholds as approved by the Board of Directors where each threshold will accrue a certain value of shares to the eligible employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

Under the provisions of the Plan, the Group at no point becomes the legal owner of the underlying shares. Until such time as these shares vest they will not carry voting rights. As per the plan, SHC manages the Staff Share Plan Fund (the Fund) which will operate in accordance with the terms and conditions as approved by the Board of Directors in their above referred meeting and by SAMA in their above referred letter. Any further modifications in the terms and conditions of the plan require prior approval of SAMA. Due to restrictions regarding its operations as agreed by SAMA the results and assets and liabilities of the Fund are not consolidated in these consolidated financial statements.

During 2008, the Fund purchased 2.15 million Bank’s shares for a total consideration of SR 114 million which are held by it in fiduciary capacity until the shares vest to the eligible employees. During 2012, the Fund purchased further one million shares worth of SAR 27 million. At the vesting date the ownership of these shares will pass to the employees. The acquisition of shares was financed by the Bank and the amount is included in Other Assets.

The number of shares granted is calculated in accordance with the performance based formula approved by the Board of Directors and is subject to approval of the Remuneration Committee.

In accordance with the terms of the Plan, shares will be granted to eligible employees annually and will vest as described above. The first tranch was granted in January 2008 and vested in January 2011. The Group has granted the second, third and fourth tranche of the Plan in March 2011, 2012 and 2013 respectively. These Plans are currently under their vesting periods. The Plan details are as follows:-

	Grant in 2013	Grant in 2012	Grant in 2011
Plan Commencement date	March 2013	March 2012	March 2011
Value of shares granted on the grant date	18,623,988	15,775,890	11,850,637
Fair value per share at grant date	27.24	30	40.51
Vesting period	As above	As above	As above
Number of shares granted	683,700	525,863	292,521
Vesting period	March 2015 - 2016	March 2014 - 2015	March 2013 - 2014
Method of settlement	Bank’s shares	Bank’s shares	Bank’s shares

The following is the movement in number of shares in grant at December 31:
	Number of shares
	2013	2012
Beginning of the year	878,729	272,231
Granted during the year	707,555	743,383
Shares vested during the year	(141,309)	-
Forfeited during the year	(101,364)	(136,885)
Shares expected to vest at the reporting date	1,343,611	878,729

40	PROSPECTIVE CHANGES IN THE INTERNATIONAL FINANCIAL REPORTING FRAMEWORK

The Group has chosen not to early adopt the following new standards which have been issued but not yet effective for the Bank’s accounting years beginning on or after 1 January 2014 and is currently assessing their impact.

i) - IFRS 9 Financial Instruments

IFRS 9 Financial instruments (2010): revised version of IFRS 9 applicable from 1 January 2017. This incorporates revised requirements for the classification and measurement of financial liabilities and carries over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

ii) - IFRS 10 – Consolidated Financial Statements

IFRS 10 amendment that provides consolidation relief for investments funds applicable from 1 January 2014. This mandatory consolidation relief provides that a qualifying investment entity is required to account for investments in controlled entities as well as investments in associates and joint ventures at fair value through profit or loss provided it fulfils certain conditions with an exception being that subsidiaries that are considered an extension of the investment entity’s investing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013 and 2012
Amounts in SAR’000

iii) - IAS 32 – Financial Instruments: Presentation

IAS 32 amendment applicable from 1 January 2014 clarify that a) an entity currently has a legally enforceable right to off-set if that right is not contingent on a future event and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties; and b) gross settlement is equivalent to net settlement if an only if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle.

iv) - IAS 36 – Impairment of Assets

IAS 36 amendment applicable from 1 January 2014 address the disclosure of information about the recoverable amount of impaired assets limiting disclosures requirements if that amount is based on fair value less costs of disposal.

41	COMPARATIVE FIGURES

Certain prior year figures have been reclassified to conform to the current year’s presentation.

42	BOARD OF DIRECTORS’ APPROVAL

The consolidated financial statements were approved by the Board of Directors on Rabi Al-Awwal 29, 1435 H (corresponding to January 30, 2014).

CONSOLIDATED STATEMENT OF INCOME			Appendix
For the years ended December 31
Amounts in SAR’000
	2013	2012	2011
Special commission income	2,095,505	1,719,767	1,523,706
Special commission expense	471,793	347,433	234,111
Net special commission income	1,623,712	1,372,334	1,289,595
Fee and commission income, net	732,225	627,705	519,203
Exchange income, net	121,133	117,092	109,526
Trading income, net	136,399	97,661	76,030
Dividend income from available for sale investments	3,276	-	-
(Losses) / gains on non-trading investments, net	(750)	4,555	5,852
Income from financial instruments designated as FVIS, net	-	-	5,040
Total operating income	2,615,995	2,219,347	2,005,246
Salaries and employee-related expenses	508,856	474,103	440,432
Rent and premises-related expenses	83,899	73,073	75,953
Depreciation and amortisation	96,112	110,741	101,775
Other general and administrative expenses	206,208	188,843	200,196
Impairment charge for credit losses, net	218,497	139,904	160,776
Release of impairment charge of investments	-	(20,000)	10,000
Total operating expenses	1,113,572	966,664	989,132
Operating income	1,502,423	1,252,683	1,016,114
Gain on sale of property	-	-	18,057
Share in (loss) / earning of an associate	(817)	300	(2,250)
Net income for the year	1,501,606	1,252,983	1,031,921
Basic and diluted EPS	3.78	3.16	2.60

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME			Appendix
For the years ended December 31
Amounts in SAR’000
	2013	2012	2011
Net income for the year	1,501,606	1,252,983	1,031,921
Other comprehensive income:
Items that can be recycled back to consolidated statement
of income in future
Available for sale investments:
- Net change in fair value	19,329	4,395	3,395
- Transferred to the consolidated statement of income	1,796	4,536	7,335
	21,125	8,931	10,730
Cash flow hedges:
- Transferred to the consolidated statement of income	6,355	5,519	(1,054)
Total other comprehensive income	27,480	14,450	9,676
Total comprehensive income for the year	1,529,086	1,267,433	1,041,597

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY										Appendix
For the years ended December 31
Amounts in SAR’000
				Other reserves
	Share Capital	Statutory reserve	General Reserve	Available for sale investments	Cash flow hedges	Reserve for bonus shares	Retained earnings	Proposed gross dividends	Staff share based plan reserve	Total shareholders' equity
2013
Balance at beginning of the
year	3,969,000	2,705,726	130,000	565	(6,355)	-	1,051,286	444,528	11,229	8,305,979
Total comprehensive income
for the year	-	-	-	21,125	6,355	-	1,501,606	-	-	1,529,086
Staff share based plan
transactions	-	-	-	-	-	-	-	-	10,891	10,891
Transfer to statutory reserve	-	375,402	-	-	-	-	(375,402)	-	-	-
Proposed bonus shares	-	-	-	-	-	793,800	(793,800)	-	-	-
Dividends paid	-	-	-	-	-	-	-	(444,528)	-	(444,528)
Proposed gross dividends	-	-	-	-	-	-	(468,342)	468,342	-	-
Balance at the end of the year	3,969,000	3,081,128	130,000	21,690	-	793,800	915,348	468,342	22,120	9,401,428
2012
Balance at beginning of the
year	3,307,500	2,392,480	130,000	(8,366)	(11,874)	661,500	556,077	377,055	3,950	7,408,322
Total comprehensive income
for the year	-	-	-	8,931	5,519	-	1,252,983	-	-	1,267,433
Staff share based plan
transactions	-	-	-	-	-	-	-	-	7,279	7,279
Transfer to statutory reserve	-	313,246	-	-	-	-	(313,246)	-	-	-
Bonus shares issued	661,500	-	-	-		(661,500)	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	(377,055)	-	(377,055)
Proposed gross dividends	-	-	-	-	-	-	(444,528)	444,528	-	-
Balance at the end of the year	3,969,000	2,705,726	130,000	565	(6,355)	-	1,051,286	444,528	11,229	8,305,979
2011
Balance at beginning of the
year	3,307,500	2,134,500	130,000	(19,096)	(10,820)	-	820,691	-	24,181	6,386,956
Total comprehensive income
for the year	-	-	-	10,730	(1,054)	-	1,031,921	-	-	1,041,597
Staff share based plan
transactions	-	-	-	-	-	-	-	-	(20,231)	(20,231)
Transfer to statutory reserve	-	257,980	-	-	-	-	(257,980)	-	-	-
Bonus shares issued	-	-	-	-	-	661,500	(661,500)	-	-	-
Proposed gross dividend	-	-	-	-	-	-	(377,055)	377,055	-	-
Balance at the end of the year	3,307,500	2,392,480	130,000	(8,366)	(11,874)	661,500	556,077	377,055	3,950	7,408,322

CONSOLIDATED STATEMENT OF CASH FLOWS			Appendix
For the years ended December 31
Amounts in SAR’000
	2013	2012	2011
OPERATING ACTIVITIES
Net income for the year	1,501,606	1,252,983	1,031,921
Adjustments to reconcile net income to net cash from operating activities:
(Accretion of discounts) and amortisation of premium on non-trading investments, net	(80,491)	(44,880)	(176,706)
Gain on sale of property and equipment	(73)	-	(18,057)
Losses / (gains) on non-trading investments, net	750	(4,555)	(5,852)
Depreciation and amortisation	96,112	110,741	101,775
Impairment charge for credit losses, net	218,497	139,904	160,776
Share in loss / (earning) of an associate	817	(300)	2,250
Release of impairment charge of investments	-	(20,000)	10,000
Staff share based plan transactions	10,891	7,279	3,950
	1,748,109	1,441,172	1,110,057
Net (increase) / decrease in operating assets:
Statutory deposit with SAMA	(496,551)	(348,626)	(30,277)
Due from banks and other financial institutions maturing after
ninety days from the date of acquisition	(937,000)	-	750
Investments held as FVIS (including trading investments)	-	11,110	104,468
Loans and advances, net	(8,594,623)	(8,006,505)	(2,550,983)
Other assets	(189,032)	82,627	71,514
Net increase / (decrease) in operating liabilities:
Due to banks and other financial institutions	1,019,355	(136,168)	(1,245,921)
Customers’ deposits	7,961,777	9,224,936	3,104,705
Other liabilities	161,167	(78,398)	454,511
Net cash from operating activities	673,202	2,190,148	1,018,824
INVESTING ACTIVITIES
Proceeds from sale and maturity of non-trading investments	8,503,821	15,966,576	16,181,262
Purchase of non-trading investments	(13,866,435)	(15,775,362)	(15,878,548)
Purchase of property and equipment	(112,147)	(110,009)	(106,501)
Proceeds from sale of property and equipment	73	-	28,500
Net cash (used in) / from investing activities	(5,474,688)	81,205	224,713
FINANCING ACTIVITIES
Proceeds from issuance of subordinated debt	2,500,000	1,400,000	-
Repayment of subordinated debt	(775,000)	-	-
Dividends paid net of Zakat and income tax recovered from shareholders	(346,348)	(198,450)	-
Net cash from financing activities	1,378,652	1,201,550	-
Net (decrease) / increase in cash and cash equivalents	(3,422,834)	3,472,903	1,243,537
Cash and cash equivalents at beginning of the year	7,796,044	4,323,141	3,079,604
Cash and cash equivalents at end of the year	4,373,210	7,796,044	4,323,141
Special commission received during the year	2,071,901	1,678,131	1,647,128
Special commission paid during the year	446,430	306,215	301,906
Supplemental non-cash information
Net change in fair value and transfers to consolidated statement of income	27,480	14,450	9,676

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

RBS Holdings N.V. (Registrant)

December 30, 2014	By:	/s/ C. Visscher
	Name:	C. Visscher
	Title:	CFO

By:	/s/ J.A. De Ruiter
Name:	J.A. De Ruiter
Title:	Chairman