Form 20-F
period 2014-12-31
RBS Holdings N.V.
filed 2015-04-30
CIK 1038727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

Annual report and accounts

SEC Form 20-F cross reference guide		2
Managing Board Report		4
Chairman's statement		4
Financial review		5
Financial review - Capital and risk management		25
Corporate governance		79
Financial statements		92
Consolidated income statement		92
Consolidated statement of comprehensive income		93
Consolidated balance sheet		94
Consolidated statement of changes in equity		95
Consolidated cash flow statement		96
Accounting policies		97
Notes on the consolidated accounts		106
1	Net interest income	106
2	Non-interest income	106
3	Operating expenses	107
4	Pensions	108
5	Auditor's remuneration	110
6	Tax	111
7	Dividends	111
8	Financial instruments - classification	112
9	Financial instruments - valuation	116
10	Financial instruments - maturity analysis	125
11	Financial assets - impairments	128
12	Derivatives	129
13	Debt securities	131
14	Equity shares	132
15	Interests in associates	133
16	Prepayments, accrued income and other assets	133
17	Discontinued operations and assets and liabilities of disposal groups	134
18	Settlement balances and short positions	135
19	Accruals, deferred income and other liabilities	135
20	Deferred taxation	136
21	Subordinated liabilities	137
22	Share capital	138
23	Reserves	139
24	Structured entities and asset transfers	139
25	Capital resources	141
26	Memorandum items	142
27	Changes in operating assets and liabilities	148
28	Interest received and paid	148
29	Analysis of cash and cash equivalents	148
30	Segmental analysis	149
31	Remuneration of the Managing Board and Supervisory Board of RBS Holdings N.V.	152
32	Related parties	153
33	Post balance sheet events	154
34	Condensed consolidating financial information	154
Other information		162
Additional information		167

SEC Form 20-F cross reference

Form 20 F Item	Item caption	Page
PART I
1	Identity of Directors, Senior Management and Advisors	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	Selected financial data	12-13,168,176
	Capitalisation and indebtedness	Not applicable
	Reason for the offer and use of proceeds	Not applicable
	Risk factors	10-11,181-192
4	Information on the Company
	History and development of the Company	4,8-9,97,166, 179-180
	Business overview	4,8-9, 40, 46,80, 149-151,177-179
	Organisational structure	4,8-9, 26, 133
	Property, plant and equipment	Not applicable
4A	Unresolved Staff Comments	Not applicable
5	Operating and Financial Review and Prospects
	Operating results	12-24,33-34, 38-39, 71,75-76, 80,106,128-129, 154-161, 168-176,177-180
	Liquidity and capital resources	23, 25-78,96,112-132,176,177-180
	Research and Development, Patent and Licenses, etc	Not applicable
	Trend information	10-11,41-44,181-192
	Off-balance sheet arrangements	139-141,180
	Tabular disclosure of contractual obligations	46-47,125-128,141,143,176
6	Directors, Senior Management and Employees
	Directors and senior management	80-85
	Compensation	32, 80-85,86-90, 152
	Board practices	26-30,80-85,86-90
	Employees	18,86, 107
	Share ownership	89,152
7	Major Shareholders and Related Party Transactions
	Major shareholders	179-180
	Related party transactions	153-154
	Interest of experts and counsel	Not applicable
8	Financial Information
	Consolidated statements and other financial information	92-161,163-164,180
	Significant changes	154
9	The offer and listing
	Offer and listing details	Not applicable
	Plan of distributions	Not applicable
	Markets	80, 180
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expense of the issue	Not applicable
10	Additional Information
	Share capital	Not applicable
	Memorandum and Articles of Association	165-166
	Material contracts	180
	Exchange controls	Not applicable
	Taxation	Not applicable
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	194
	Subsidiary information	Not applicable
11	Quantitative and Qualitative Disclosures about Market Risk	25-78
12	Description of Securities other than Equity Securities	Not applicable

SEC Form 20-F cross reference continued

Form 20 F Item	Item caption
PART II
13	Defaults, Dividends, Arrearages and Deliquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and use of Proceeds	Not applicable
15	Controls and Procedures	91
16A	Audit Committee Financial Expert	82,83
16B	Code of Ethics	86,166
16C	Principal Accountant Fees and Services	82, 89,110
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated purchases	Not applicable
16F	Change in Registrant’s Certifying Accountant	82
16G	Corporate Governance	79-91
16H	Mine Safety Disclosure	Not applicable
PART III
17	Financial statements	Not applicable
18	Financial statements	92-161
19	Exhibits	204

Chairman's statement

On 19 April 2011 it was announced that a substantial part of the business activities of RBS N.V. would transfer to RBS plc. The majority of the transfers were concluded in 2011 and 2012. A few businesses remain, including India, Indonesia and China, and their future is being considered in light of the recently announced changes to our wholesale banking proposition. As confirmed on 19 April 2011, the RBS Group is committed to provide the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the transfer of businesses to RBS plc. During 2014, the activities of the RBSH Group in Thailand transferred to RBS plc in addition to other separate assets and liabilities.

A major milestone we reached last year was the completion of the Asset Quality Review as mandated by the European Central Bank (ECB). As the RBS Holdings (RBSH) Group was designated as a significant institution, a detailed review of the RBSH Group’s balance sheet took place. We were pleased with the outcome as no major items were raised. Subsequently, on 4 November the ECB formally took over the role of lead supervisor of the RBSH Group from the Dutch Central Bank (DNB). The DNB continues to be part of the Joint Supervisory Team headed by the ECB.

In February 2015, RBS Group announced changes to its Corporate & Institutional Banking (CIB) business to build a stronger, safer and more sustainable business, focused mainly on UK and Western European customers, both corporates and financial institutions, supported by trading and distribution platforms in the UK, US and Singapore. As a consequence, RBS Group will reduce its geographical footprint to approximately 13 countries, compared with 38 at the end of 2014.

As announced, we are exploring the option of a sale for the countries that are to be exited. If this is not feasible, it is expected that the countries will be wound down. The full impact of the announced changes on RBS N.V. is currently being reviewed.

Under the new structure, the RBSH Group and its businesses moved to the new Capital Resolution organisation. For 2015, the focus will remain on the further de-risking of our balance sheet.

Results of operations in 2014
Operating loss before tax was €57 million compared with a loss of €142 million in 2013. This was largely due to lower expenses as a result of lower staff and non-staff costs, due to business transfers to RBS plc, partly offset by lower income due to the transfers of business and the loss on sale of the majority of the liquidity portfolio.

Net interest income decreased due to transfers to RBS plc and the continued low interest rate environment, while non-interest income decreased mainly due to higher losses on the sale of available-for-sale securities.

Total equity as at 31 December 2014, was €3.5 billion, an increase of €0.6 billion compared to 31 December 2013, mainly due to unrealised gains and realised losses on available-for-sale assets.

Capital
RBSH Group continues to be well capitalised. On 31 December 2014, RBSH Group’s Total capital ratio was 33.9%, the Tier 1 capital ratio was 24.5% and the Core Tier 1 capital ratio was 16.2%.

Outlook
The outlook for the global economy over the near to medium-term is for modest growth. Risks to growth and stability stem mainly from continued imbalances - among and within countries - and from uncertainty about how economies will respond as the extraordinary monetary policy measures implemented during the crisis are unwound and to other measures that have just been instigated..

Against this background, commercial performance is expected to remain broadly flat.

I would like to conclude by referring to a statement recently made by RBS Group Chief Executive, Ross McEwan:

“Last year we identified the areas we needed to improve in order to deliver our strategy - cost, complexity, capital and trust from our customers. The energy and resolve of our people have resulted in significant progress on each, and we have delivered on the goals we set for 2014.”

On behalf of the RBS N.V. Managing Board, I would like to thank all our employees and clients for their continued commitment during 2014.

Jan de Ruiter
Chairman of the Managing Board RBS Holdings N.V.

Amsterdam, 30 April 2015

Report and accounts Financial review

6	Presentation of information
7	Forward-looking statements
8	Description of business
9	Competition
10	Risk factors
12	Key financials
13	Summary consolidated income statement
14	Analysis of results
18	Segment performance
23	Consolidated balance sheet
25	Capital and risk management

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

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities consist of transactions within the Netherlands. Geographic analysis has been compiled on the basis of location of office.

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

Revised organisational structure
During 2014, the RBS Group introduced a new organisational structure - see page 8 for details. Segmental data for RBSH Group for prior years have been restated accordingly.

Glossary
A glossary of terms is included on pages 195 to 201.

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

In particular, this document includes forward-looking statements relating, but not limited to: the impact of certain aspects of the transformation plan announced by the RBS Group on RBSH Group, the impact of the restructuring of the RBS Group’s CIB business on the remaining transfers of certain of the businesses of RBSH Group to RBS plc (the “Transfers), the impact on RBSH Group of the implementation of the ring-fence of the retail banking operations of RBS Group, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Maximum Distributable Amounts (MDA), minimum requirements for eligible liabilities (MREL), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; litigation, regulatory and governmental investigations; RBSH Group’s future financial performance; the level and extent of future impairments and write-downs; and RBSH Group’s exposure to credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect RBSH Group’s results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed on pages 181 to 192. These include: RBSH Group’s reliance on the RBS Group, RBSH Group’s ability to achieve its capital targets, RBSH Group’s ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS Group and RBSH Group are subject to and any resulting material adverse effect on RBSH Group of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBSH Group operates; operational risks that are inherent in RBSH Group’s business; the potential negative impact on RBSH Group’s business of actual or perceived global economic and financial market conditions and other global risks; uncertainties regarding RBSH Group’s exposure to any weakening of economies within the EU and renewed threat of default by certain counties in the Eurozone; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBSG, the Bank or other entities of the RBS Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in laws, regulations, accounting standards and taxes; the high dependence of RBSH Group’s operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in RBSH Group’s operations; the risk that RBSH Group may suffer losses due to employee misconduct; the recoverability of deferred tax assets by RBSH Group; liabilities resulting from the legal demerger of ABN Amro Bank N.V.; and the success of RBSH Group in managing the risks involved in the foregoing.

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

Financial review

Description of business
Introduction
RBS Holdings offers a range of banking products and financial services, principally in Europe and Asia.

In 2007, RFS Holdings, which was jointly owned by RBSG, Fortis (succeeded by the Dutch State in 2008) and Santander (together, the 'Consortium Members') completed the acquisition of RBS Holdings.

RBS Holdings has one direct subsidiary, RBS N.V., a fully operational bank within RBSH Group. RBS N.V. is independently rated and regulated, effective from 4 November 2014 the Dutch Central Bank was replaced as the main regulator by the European Central Bank (ECB) in conjunction with the Dutch Central Bank. Certain assets within RBS N.V. continue to be owned by the Dutch State or shared by the Consortium Members.

Since 31 December 2010, RBSG's shareholding in RFS Holdings has been 97.72%. RFS Holdings is controlled by RBSG, which is incorporated in the UK and registered at 36 St Andrew Square, Edinburgh, Scotland. RBSG is the ultimate parent company of RBSH Group. The consolidated financial statements of RBSH Group are included in the consolidated financial statements of RBS Group.

RBSH Group had total assets of €23.6 billion and Total equity of €3.5 billion at 31 December 2014. RBSH Group’s capital ratios were a Total capital ratio of 33.9%, a Tier 1 capital ratio of 24.5% and a Common Equity Tier 1 capital ratio of 16.2% as at 31 December 2014.

Organisational structure and business review
On 27 February 2014, RBS Group announced the reorganisation of the previously reported operating divisions into three franchises: Personal & Business Banking, Commercial & Private Banking and Corporate & Institutional Banking (CIB). Only CIB, comprising the former Markets and International Banking divisions, is relevant for RBSH Group. CIB is a single reportable segment.

Corporate & Institutional Banking is the wholesale banking business comprising, Markets and Transaction Services which work closely together to serve customers. The businesses operate internationally providing lending, fixed income, foreign exchange, rates, credit, securitisation and transaction banking services primarily to large UK and international corporates and financial institutions.

Services supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Services drives efficiencies and supports income growth by using a single, scalable platform and common processes wherever possible. It is the centre of excellence for managing large-scale and complex change. Services costs are allocated to the operating segments and is not deemed a reportable segment.

Central Functions comprises corporate functions, such as treasury, finance, risk management, legal, communications and human resources. Central functions manages RBSH Group's capital resources and provides services to the operating segments.

RBS Capital Resolution (RCR) became fully operational on 1 January 2014 with pool of c.£29 billion of RBS Group assets (of which approximately £1.5 billion related to RBSH Group) with particularly high long-term capital intensity, credit risk and/or potentially volatile outcomes in stressed environments. RCR brings assets under common management and increases focus on managing these assets so as to release capital.

Strategic review of CIB
On 26 February 2015, RBS Group announced that it is making further changes to improve its medium-term returns, building a stronger, safer and more sustainable business, focused mainly on UK and Western European customers, both corporates and financial institutions, supported by trading and distribution platforms in the UK, US and Singapore. These changes will create a more focused corporate and institutional bank built on existing product and service strengths. RBS Group will have a strong, client-focused product offering in sterling, US dollar and euro, including:

•	Debt financing, with debt capital markets, structured finance and loans.
•	Risk management in currency, rates and inflation.
•	Transaction services, with UK-focused cash, payments and trade.

CIB will reduce its geographical footprint to approximately 13 countries, compared with 38 at the end of 2014, though RBS Group will also retain its back office operations in Poland and India. In addition to its main distribution and trading hubs in the UK, US and Singapore, RBS Group will remain present in a number of Western European countries with coverage teams. A small sales team will be retained in Japan. US operations will shrink, while retaining the presence required to support the US dollar needs of RBS Group’s UK and Western European customers. Priority client sectors will be targeted in infrastructure, transportation, financial institutions, energy and resources.

CIB will continue to reduce its balance sheet and risk profile. RWAs will be reduced by 60% by 2019, with a reduction of more than £25 billion targeted in 2015. Third party assets will be reduced by more than 60% by 2019.

Financial review

This CIB strategy leaves RBS Group well-placed to meet the ring-fencing requirements of the Banking Reform Act 2013. As previously indicated, RBS Group intends to place most banking services inside the ring fence. CIB’s remaining “Markets” activities, the operations of RBS International and some corporate banking activity are expected to remain outside the ring-fenced bank in separate legal entities.

Transfers of a substantial part of the business activities of RBS N.V. to RBS plc
Following the announcements in April 2011 by the Boards of RBSG, RBS plc, RBS Holdings and RBS N.V., a substantial part of the business activities of RBS N.V. had been successfully transferred to RBS plc by the end of 2012.

In 2013, assets and liabilities relating to businesses in Russia, Romania, Korea and North America were transferred to RBS plc by a combination of local schemes of arrangement, cross-border merger, novations and subsidiary share sales.

During 2014, the Thailand business was transferred to RBS plc.

RBS N.V. US branches
The RBS N.V. US branches will be closed once the remaining tail assets have been transferred and applicable regulatory approval has been received.

Competition
RBSH Group faces strong competition in all the markets it serves. Banks’ balance sheets have strengthened whilst loan demand has been subdued as corporate investment levels remain low and economic growth is fragile.

Competition for corporate and institutional customers in the Netherlands and abroad is from Dutch banks and from foreign banks that offer investment and corporate banking services. In addition, RBSH Group’s Corporate and Institutional Banking (CIB) business faces competition from dedicated investment banks and from non-bank institutions via disintermediation in credit and financing products. In European, American and Asian corporate and institutional banking markets RBSH Group also competes with the large domestic banks active in these markets and with the major international banks.

Financial review

Risk factors
Set out below is a summary of certain risks which could affect RBSH Group. RBSH Group is a subsidiary of RBSG and accordingly, risk factors which relate to RBSG and the RBS Group will also be of relevance. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 181 to 192.

•
RBSH Group is reliant on the RBS Group as it receives capital, liquidity and funding support from the RBS Group and its banking operations function on the RBS Group’s integrated global infrastructure, and such reliance will increase as RBSH Group continues to divest a number of its businesses and portfolios.

•
The RBS Group’s restructuring of its CIB business will impact RBSH Group as well as the planned transfers or sale of a substantial part of the business activities of RBS N.V. and the execution and/or delay in the execution or non-completion of the approved transfers or sale of such business activities may have a material adverse effect on RBSH Group. There is no assurance that RBSH Group will be able to sell and/or run-down the remaining businesses they are seeking to exit or sell asset portfolios either on favourable economic terms to RBSH Group or at all, and RBSH Group will remain exposed to prevailing market conditions as well as risks relating to liabilities, obligations and/or indemnities arising in connection with such sales or transfers.

•
Operational risks are inherent in RBSH Group’s businesses and these risks will increase as a result of the restructuring of the RBS Group’s CIB business. RBSH Group’s operations are also highly dependent on its information technology systems and RBSH Group is exposed to the risk of cyber-attacks and other cyber security threats.

•
The RBS Group has started implementing the ring-fence of its retail banking operations in the UK which must be in place by 2019, and which may impact RBSH Group if the remaining disposals of its business are not completed by that date.

•
RBS Group and RBSH Group are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on RBSH Group’s operating results, investor confidence or reputation. It is expected that the RBS Group and RBSH Group will continue to have a material exposure to litigation and governmental and regulatory proceedings and investigations in the medium term.

•
RBSH Group may be unable to attract or retain senior management (including members of the supervisory board) and other skilled personnel of the appropriate qualification and competence, due to RBS Group’s changing strategy, including the restructuring of the RBS Group’s CIB business as well as the imposition of restrictions on compensation or other regulatory initiatives. RBSH Group may suffer if it does not maintain good employee relations or as a result of employee misconduct.

•
RBSH Group operates in markets that are highly competitive and subject to rapid change. Recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas and other competitors may have more efficient operations as well as access to lower cost/funding and better client and employee retention rates.

•
RBSH Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and other global risks. RBSH Group is also exposed to any weakening of the European economy and the renewed threat of default by certain countries in the Eurozone.

•
RBSH Group’s business performance could be adversely affected if its or the RBS Group’s capital are not managed effectively or as a result of changes to capital adequacy and liquidity requirements. In addition, RBSH Group’s ability to meet its obligations including its funding commitments depends on RBSH Group’s ability to access sources of liquidity and funding which may be affected by credit markets and the monetary policies of central banks.

•
RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the RBS Group’s credit ratings. Any further reductions in the long-term or short-term credit ratings of RBS Holdings, RBS N.V., RBSG, RBS plc or one of their subsidiaries would increase borrowing costs and may limit RBSH Group’s access to capital and money markets and trigger additional collateral or other requirements as well as limit the range of counterparties willing to enter into transactions with RBS Holdings and may adversely affect RBSH Group’s competitive position.

•
RBSH Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by RBSH Group’s key regulators has increased compliance risks and has had and is likely to continue to have a material adverse effect on how RBSH Group conducts its business and on its results of operations and financial condition. The RBS Group is also subject to resolution procedures under resolution and recovery schemes which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group and which may adversely affect RBSH Group.

•
The financial performance of RBSH Group has been, and may continue to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments. Depressed asset valuations resulting from poor market conditions may also result in further impairment charges and write-downs of RBSH Group’s assets. In addition, changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect RBSH Group’s business and results of operations.

Financial review

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate. RBSH Group’s valuation, capital and stress test models and the parameters and assumptions on which they are based rely on market data inputs and need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which RBSH Group operates or the failure to properly input any such changes could have an adverse impact on the modelled results.

•	The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that changes the legal recourse available to investors.

Financial review

Key financials

	2014	2013	2012
for the year ended 31 December	€m	€m	€m
Total income	273	437	708
Loss before impairment losses	(46)	(100)	(822)
Operating loss before tax	(57)	(142)	(887)

	2014	2013	2012
at 31 December	€m	€m	€m
Total assets	23,551	39,808	70,954
Funded assets (1)	19,119	35,026	63,399
Loans and advances to customers	3,539	3,784	6,380
Deposits	8,112	23,094	37,103
Equity attributable to controlling interests	3,473	2,942	1,799
Capital ratios (2) - Common Equity Tier 1/Core Tier 1	16.2%	20.5%	11.7%
- Tier 1	24.5%	23.2%	13.9%
- Total	33.9%	26.1%	19.8%

Notes:
(1)	Funded assets represents total assets less derivatives.
(2)	2014 on CRR transitional basis.

Financial review

Summary consolidated income statement
	2014	2013	2012
	€m	€m	€m
Net interest income	187	238	605
Fees and commissions receivable	158	119	469
Fees and commissions payable	(16)	(49)	(198)
Other non-interest income	(56)	129	(168)
Non-interest income	86	199	103
Total income	273	437	708
Operating expenses	(319)	(537)	(1,530)
Loss before impairment losses	(46)	(100)	(822)
Impairment losses	(11)	(42)	(65)
Operating loss before tax	(57)	(142)	(887)
Tax charge	(58)	(12)	(129)
Loss from continuing operations	(115)	(154)	(1,016)
Profit from discontinued operations, net of tax	15	19	17
Loss for the year	(100)	(135)	(999)

2014 compared with 2013
Operating loss before tax was €57 million compared with a loss of €142 million in 2013. This decrease was due to lower operating expenses partially offset by lower income, reflecting the transfers of businesses to RBS plc.

Total income decreased by €164 million to €273 million. This is mainly due to lower non-interest income.

Net interest income decreased by €51 million to €187 million, mainly reflecting business transfers and the continued low interest rate environment.

Non-interest income decreased by €113 million to €86 million compared with €199 million in 2013. This included higher losses on the sale of available-for-sale securities in Treasury partially offset by higher profits from interests in associates and an increase in the value of own credit adjustments.

Operating expenses decreased by €218 million to €319 million mainly due to reductions in both staff and non-staff costs as a result of business transfers to RBS plc.

Impairment losses decreased by €31 million to €11 million driven by a smaller number of individual cases.

Tax charge for 2014 was €58 million compared with €12 million in 2013.

2013 compared with 2012
Operating loss before tax was €142 million compared with a loss of €887 million in 2012. This decrease was due to lower operating expenses partially offset by lower income.

Total income decreased by €271 million to €437 million. This is mainly due to lower net interest income.

Net interest income decreased by €367 million to €238 million, reflecting further reductions in interest income, in particular in CIB, due to further business transfers to RBS plc and the continued low interest rate environment.

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

Impairment losses decreased by €23 million to €42 million. The 2013 charge is driven by a small number of individual cases. The reduction reflects business transfers to RBS plc.

Tax charge for 2013 was €12 million compared with €129 million in 2012. The higher rate for 2012 was mainly the result of the reduction in carrying value of the deferred tax asset in respect of losses in Australia

Financial review

Analysis of results
Net interest income
	2014	2013	2012
	€m	€m	€m
Interest receivable	532	768	1,628
Interest payable (1)	(345)	(493)	(1,023)
Net interest income	187	275	605

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (2)	2.1	1.8	2.1
Cost of interest-bearing liabilities of the banking business	(1.9)	(1.3)	(1.4)
Interest spread of the banking business (3)	0.2	0.5	0.7
Benefit from interest-free funds	0.5	0.2	0.1
Net interest margin of the banking business (4)	0.7	0.7	0.8

Gross yield (2)
- Group	2.1	1.8	2.1
- Domestic	1.3	1.1	1.4
- Foreign	3.5	3.2	2.8
Interest spread (3)
- Group	0.2	0.5	0.7
- Domestic	(0.2)	0.4	(0.1)
- Foreign	0.4	1.0	1.6
Net interest margin (4)
- Group	0.7	0.7	0.8
- Domestic	—	0.5	(0.2)
- Foreign	2.1	1.0	1.8

Notes:
(1)	Interest payable decreased in 2013 by €37 million in respect of adjustments in 2014 (2012 nil).
(2)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(3)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(4)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.
(5)	The analysis into Domestic and Foreign has been compiled on the basis of location of the office in which the transaction takes place.

Financial review

Average balance sheet and related interest
		2014			2013
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		€m	€m	%	€m	€m	%
Assets
Loans and advances to banks	- Domestic	4,414	18	0.4	6,130	51	0.8
	- Foreign	3,477	30	0.9	5,755	49	0.9
Loans and advances to customers	- Domestic	422	22	5.2	1,002	32	3.2
	- Foreign	4,380	234	5.3	6,386	307	4.8
Amounts due from ultimate holding company	- Domestic	2,428	151	6.2	2,805	183	6.5
Debt securities	- Domestic	8,924	20	0.2	18,014	53	0.3
	- Foreign	1,280	57	4.5	1,876	93	5.0
Interest-earning assets	- banking business	25,325	532	2.1	41,968	768	1.8
	- trading business	912			2,021
Interest-earning assets		26,237			43,989
Non-interest-earning assets		6,492			17,493
Total assets		32,729			61,482

Percentage of assets applicable to overseas operations		41.6%			41.0%

Liabilities
Deposits by banks	- Domestic	9,056	26	0.3	20,711	117	0.6
	- Foreign	1,689	24	1.4	7,064	71	1.0
Customer accounts: demand deposits	- Foreign	597	2	0.3	2,733	11	0.4
Customer accounts: savings deposits	- Foreign	264	15	5.7	554	21	3.8
Customer accounts: other time deposits	- Domestic	402	10	2.5	547	16	2.9
	- Foreign	1,500	67	4.5	1,950	82	4.2
Debt securities in issue	- Domestic	52	1	1.9	115	4	3.5
	- Foreign	421	11	2.6	641	13	2.0
Subordinated liabilities	- Domestic	4,949	176	3.6	3,488	41	1.2
	- Foreign	99	6	6.1	2,089	125	6.0
Internal funding of trading business	- Foreign	(410)	7	(1.7)	(779)	(8)	1.0
Interest-bearing liabilities	- banking business (1)	18,619	345	1.9	39,113	493	1.3
	- trading business	2,855			2,694
Interest-bearing liabilities		21,474			41,807
Non-interest-bearing liabilities:
Demand deposits	- Domestic	122			311
	- Foreign	443			861
Other liabilities		7,745			15,942
Owners' equity		2,945			2,561
Total liabilities and owners' equity		32,729			61,482

Percentage of liabilities applicable to overseas operations		41.6%			40.1%

For notes to this table refer to previous page.

Financial review

Average balance sheet and related interest continued
		2012
		Average
		balance	Interest	Rate
		€m	€m	%
Assets
Loans and advances to banks	- Domestic	7,779	59	0.8
	- Foreign	15,615	148	0.9
Loans and advances to customers	- Domestic	6,691	154	2.3
	- Foreign	16,677	711	4.3
Amounts due from ultimate holding company	- Domestic	2,091	114	5.5
Debt securities	- Domestic	24,274	272	1.1
	- Foreign	4,086	170	4.2
Interest-earning assets	- banking business	77,213	1,628	2.1
	- trading business	5,623
Interest-earning assets		82,836
Non-interest-earning assets		32,904
Total assets		115,740

Percentage of assets applicable to overseas operations		50.5%

Liabilities
Deposits by banks	- Domestic	26,210	283	1.1
	- Foreign	15,613	129	0.8
Customer accounts: demand deposits	- Domestic	7,090	60	0.8
	- Foreign	12,900	66	0.5
Customer accounts: savings deposits	- Foreign	768	28	3.6
Customer accounts: other time deposits	- Domestic	1,372	44	3.2
	- Foreign	3,767	140	3.7
Debt securities in issue	- Domestic	4,258	63	1.5
	- Foreign	1,038	22	2.1
Subordinated liabilities	- Domestic	4,375	70	1.6
	- Foreign	2,776	162	5.8
Internal funding of trading business	- Foreign	(4,429)	(44)	1.0
Interest-bearing liabilities	- banking business (1)	75,738	1,023	1.4
	- trading business	11,934
Interest-bearing liabilities		87,672
Non-interest-bearing liabilities:
Demand deposits	- Domestic	706
	- Foreign	2,084
Other liabilities		21,466
Owners' equity		3,812
Total liabilities and owners' equity		115,740

Percentage of liabilities applicable to overseas operations		54.9%

For notes to this table refer to page 14.

Financial review

Analysis of change in net interest income – volume and rate analysis
Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2014 over 2013			2013 over 2012
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	€m	€m	€m	€m	€m	€m
Interest-earning assets
Loans and advances to banks
Domestic	(10)	(23)	(33)	(13)	5	(8)
Foreign	(20)	1	(19)	(85)	(14)	(99)
Loans and advances to customers
Domestic	(28)	18	(10)	(166)	44	(122)
Foreign	(103)	30	(73)	(485)	81	(404)
Amounts due from ultimate holding company
Domestic	(24)	(8)	(32)	44	25	69
Debt securities
Domestic	(22)	(11)	(33)	(57)	(162)	(219)
Foreign	(28)	(8)	(36)	(105)	28	(77)
Total interest receivable of the banking business
Domestic	(84)	(24)	(108)	(192)	(88)	(280)
Foreign	(151)	23	(128)	(675)	95	(580)
	(235)	(1)	(236)	(867)	7	(860)
Interest-bearing liabilities
Deposits by banks
Domestic	(37)	(54)	(91)	51	115	166
Foreign	(78)	31	(47)	82	(24)	58
Customer accounts: demand deposits
Domestic	—	—	—	30	30	60
Foreign	(7)	(2)	(9)	43	12	55
Customer accounts: savings deposits
Foreign	(14)	8	(6)	8	(1)	7
Customer accounts: other time deposits
Domestic	(4)	(2)	(6)	24	4	28
Foreign	(20)	5	(15)	75	(17)	58
Debt securities in issue
Domestic	(1)	(2)	(3)	96	(37)	59
Foreign	(6)	4	(2)	8	1	9
Subordinated liabilities
Domestic	37	98	135	13	16	29
Foreign	(121)	2	(119)	41	(4)	37
Internal funding of trading business
Foreign	2	13	15	(37)	1	(36)
Total interest payable of the banking business
Domestic	(5)	40	35	214	128	342
Foreign	(244)	61	(183)	220	(32)	188
	(249)	101	(148)	434	96	530
Movement in net interest income
Domestic	(79)	(64)	(143)	22	40	62
Foreign	93	(38)	55	(455)	63	(392)
	14	(102)	(88)	(433)	103	(330)

Financial review

Segment performance
In February 2014, RBS Group announced the reorganisation of the previously reported operating divisions into three franchises: Personal & Business Banking, Commercial & Private Banking and Corporate & Institutional Banking (CIB). Only CIB, comprising the former Markets and International Banking divisions, is relevant for RBSH Group CIB is a single reportable segment.

RBS Capital Resolution (RCR) was established with effect from 1 January 2014 by the transfer of capital intensive and higher risk assets from previous divisions. Non-Core was dissolved on 31 December 2013. No business lines moved to RCR and so comparative data has not been restated. RCR will be reported separately until wind-down.

The results of each segment are set out below. Services directly attributable costs have been allocated to the operating segments, based on their service usage. Where services span more than one segment an appropriate measure is used to allocate the costs on a basis which management considers reasonable. Services costs are fully allocated and there are no residual unallocated costs.

	2014	2013	2012
Operating profit/(loss) before tax	€m	€m	€m
Corporate & Institutional Banking	2	5	(321)
Central items	(106)	(359)	(535)
RCR	47	n/a	n/a
Non-Core	n/a	212	(31)
	(57)	(142)	(887)

Employee numbers at 31 December
(full time equivalents rounded to the nearest hundred)
	2014	2013	2012
Corporate & Institutional Banking	1,400	1,800	8,400
Central items	100	100	300
RCR	200	n/a	n/a
Non-Core	n/a	600	2,600
	1,700	2,500	11,300

Financial review

Segment performance continued
Corporate & Institutional Banking
	2014	2013	2012
	€m	€m	€m
Net interest income	134	112	422
Non-interest income	150	326	514
Total income	284	438	936
Direct expenses
- staff costs	(21)	(70)	(602)
- other	(189)	(180)	(657)
Indirect expenses	(71)	(131)	13
Operating expenses	(281)	(381)	(1,246)
Profit/(loss) before impairment losses	3	57	(310)
Impairment losses	(1)	(52)	(11)
Operating profit/(loss) before tax	2	5	(321)

	€bn	€bn	€bn
Balance sheet
Third party assets	12	16	34
Third party liabilities	12	16	43

2014 compared with 2013
Operating profit before tax was €2 million compared with a profit of €5 million in 2013.

Total income decreased by €154 million to €284 million mainly attributable to a decrease in non-interest income.

Net interest income increased by €22 million to €134 million compared with €112 million in 2013.

Non-interest income decreased by €176 million to €150 million in 2014 compared with €326 million in 2013, reflecting reduced deployment of resources.

Operating expenses decreased by €100 million to €281 million compared with €381 million in 2013. This reflected the continued focus on cost savings across both business and support areas and the transfer of businesses to RBS plc.

Impairment losses were €1 million compared with €52 million in 2013, reflecting a low level of new impairments. The impairments in 2013 reflected a small number of single name provisions.

2013 compared with 2012
Operating profit before tax was €5 million compared with a loss of €321 million in 2012. This improvement of €326 million was mainly due to lower operating expenses.

Total income decreased by €498 million to €438 million mainly attributable to a decrease in net-interest income.

Net interest income decreased by €310 million to €112 million compared with €422 million in 2012. This reflects the transfer of businesses to RBS plc.

Non-interest income decreased by €188 million to €326 million in 2013 compared with €514 million in 2012, primarily due to lower fee and trading income as a result of the transfer of businesses to RBS plc. This was offset by lower losses in other operating income.

Operating expenses decreased by €865 million to €381 million compared with €1,246 million in 2012. This reflects the continuing transfer of businesses to RBS plc.

Impairment losses increased by €41 million to €52 million compared with €11 million in 2012. The impairments in 2013 and 2012 reflect a small number of single name provisions.

Financial review

Segment performance continued
Central items
	2014	2013	2012
	€m	€m	€m
Central items not allocated	(106)	(359)	(535)

2014 compared with 2013
Central items not allocated were €106 million compared with €359 million in 2013. Items not allocated in the year mainly relates to the loss on the sale of available-for-sale securities partially offset by an increase in profits from interests in associates.

2013 compared with 2012
Central items not allocated reduced €176 million to €359 million mainly reflecting lower own credit adjustment attributable to the tightening of credit spreads.

Financial review

Segment performance continued
RBS Capital Resolution (RCR)
2014
€m
Net interest income	65
Non-interest income	1
Total income	66
Direct expenses
- staff costs	(6)
- other	(11)
Indirect expenses	(10)
Operating expenses	(27)
Profit before impairment losses	39
Impairment releases	8
Operating profit before tax	47

€bn
Balance sheet
Third party assets	4
Third party liabilities	4

2014
Operating profit before tax of €47 million reflects the benefit received from life settlement and project finance income.

Operating expenses of €27 million is largely as a result of costs associated with RCR disposal activity.

The favourable market and economic conditions resulted in an €8 million impairment release.

Financial review

Segment performance continued
Non-Core
	2013	2012
	€m	€m
Net interest income	138	217
Non-interest income	106	(15)
Total income	244	202
Direct expenses
- staff costs	(31)	(77)
- other	(38)	(115)
Indirect expenses	(19)	(10)
Operating expenses	(88)	(202)
Profit/(loss) before impairment releases/(losses)	156	—
Impairment (releases)/losses	56	(31)
Operating profit/(loss) before tax	212	(31)

	€bn	€bn
Balance sheet
Third party assets	7	8
Third party liabilities	6	5

Non-Core was dissolved on 31 December 2013.

2013 compared with 2012
Operating profit before tax was €212 million compared with a loss of €31 million in 2012, largely due to higher total income, lower expenses and impairment releases.

Total income increased by €42 million to €244 million compared €202 million in 2012 mainly due to higher non-interest income.

Net interest income decreased by €79 million to €138 million compared with €217 million in 2012 following continuing Non-Core disposals.

Non-interest income increased by €121 million to €106 million compared with a loss of €15 million in 2012.

Operating expenses decreased by €114 million to €88 million compared with €202 million in 2012, reflecting continuing disposals.

Impairment releases were €56 million compared with losses of €31 million in 2012.

Financial review

Consolidated balance sheet at 31 December 2014
	2014	2013	2012
	€m	€m	€m
Assets
Cash and balances at central banks	1,135	3,193	2,294
Loans and advances to banks	7,696	5,695	12,206
Loans and advances to customers	3,539	3,784	6,380
Amounts due from ultimate holding company	123	2,820	2,949
Debt securities and equity shares	3,243	15,583	23,782
Settlement balances	40	10	31
Derivatives	4,432	4,782	7,555
Deferred tax	34	40	420
Interests in associates	947	785	734
Prepayments, accrued income and other assets	1,105	1,068	799
Assets of disposal groups	1,257	2,048	13,804
Total assets	23,551	39,808	70,954

Liabilities
Bank deposits	4,542	7,233	21,841
Repurchase agreements and stock lending	636	11,710	12,624
Deposits by banks	5,178	18,943	34,465
Customer accounts	2,934	4,151	2,638
Debt securities in issue	1,017	1,319	2,602
Settlement balances and short positions	34	105	107
Derivatives	4,555	5,862	9,644
Accruals, deferred income and other liabilities	1,122	1,065	1,782
Deferred tax	88	63	40
Subordinated liabilities	5,104	4,951	6,851
Liabilities of disposal groups	46	407	11,026
Total liabilities	20,078	36,866	69,155

Total equity	3,473	2,942	1,799
Total liabilities and equity	23,551	39,808	70,954

Financial review

Commentary on consolidated balance sheet
2014 compared with 2013
Total assets were €23.6 billion at 31 December 2014, a decrease of €16.2 billion, or 41%, compared with €39.8 billion at 31 December 2013.

Cash and balances at central banks decreased by €2.1 billion or 64% to €1.1 billion at 31 December 2014 reflecting reduced liquidity requirements.

Loans and advances to banks increased by €2.0 billion, or 35%, to €7.7 billion at 31 December 2014, principally due to an increase in balances with fellow subsidiaries.

Loans and advances to customers declined €0.2 billion, or 6%, to €3.5 billion, reflecting repayments and business run-down.

Debt securities and equity shares decreased by €12.3 billion, or 79%, to €3.2 billion at 31 December 2014, mainly reflecting the sale of €9.0 billion of securities held as part of the liquidity portfolio.

Derivative assets decreased by €0.4 billion, or 7%, to €4.4 billion, and derivative liabilities decreased by €1.3 billion, or 22%, to €4.6 billion mainly reflecting reduced deployment of resources.

The decrease in assets and liabilities of disposal groups is due to the completion of transfers to RBS plc in 2014. These businesses were included in held for disposal as at 31 December 2013.

Deposits by banks decreased by €13.8 billion, 73%, to €5.2 billion, with lower repurchase agreements and stock lending (repos), down €11.1 billion to €0.6 billion. This reduction is mainly due to planned reductions in funding from RBS plc in addition to the transfer of businesses to RBS plc during the year.

Customer accounts were down €1.2 billion, 29%, to €2.9 billion, mainly reflecting balance sheet reduction in CIB and RCR.

Debt securities in issue declined €0.3 billion, 23%, to €1.0 billion largely reflecting decreases in medium-term-notes in CIB.

Owners’ equity increased by €0.5 billion, 18%, to €3.5 billion, largely due to favourable mark-to-market movements on available-for-sale debt securities offset by an ordinary dividend of €300 million.

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

Loans and advances to customers declined €2.6 billion, or 41%, to €3.8 billion. This reflected the transfer of businesses to RBS plc during the year, in particular within CIB.

Debt securities decreased by €7.4 billion, or 33%, to €15.3 billion, reflecting bond maturities, the transfer of businesses to RBS plc and the sale of part of the liquidity portfolio.

Equity shares decreased by €0.8 billion, or 74%, to €0.3 billion. This reflected the transfer of businesses to RBS plc.

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

Customer accounts were up €1.5 billion, 57%, to €4.2 billion.

Debt securities in issue declined €1.3 billion, 49%, to €1.3 billion largely decreases in notes and commercial paper reflecting reduced positions in CIB and Treasury.

Owners’ equity increased by €1.1 billion, 64%, to €2.9 billion, largely due to favourable mark-to-market movements on available-for-sale debt securities, offset by the attributable loss in the year.

Financial review Capital and risk management

Capital and risk management
26	Presentation of information
26	Risk governance
31	Risk appetite and culture
35	Conduct risk
36	Operational risk
38	Regulatory risk
39	Reputational risk
40	Capital management
45	Liquidity and funding risk
48	Credit risk
57	Balance sheet analysis
64	Market risk
72	Country risk
78	Other risks

Financial review Capital and risk management

Presentation of information
Except as otherwise indicated by an asterisk (*), information in the Capital and risk management section (pages 25 to 78) is within the scope of the Report of independent registered public accounting firm.

Capital and risk management are conducted on an overall basis within RBS Group. Therefore the discussion on Capital and risk management on pages 25 to 78 refer principally to policies and procedures in RBS Group that also apply to RBSH Group.

Risk governance*
Governance structure

Capital and risk management strategies are owned and set by the Managing Board of RBSH Group and are implemented by the executive management. There are a number of committees and executives that support the execution of the business plan and strategy. Two of these committees are dedicated to RBSH Group and report to the RBSH Group Managing Board. These are depicted and described in the structure chart and table below. Matters not specifically delegated are reserved for the Managing Board.

There are also risk functions and committees that cover RBS Group and (parts of) RBSH Group reflecting the integrated manner in which the business is managed within RBS Group. Service Level Agreements are in place between RBSH Group and RBS Group to accommodate this integrated risk management oversight, including escalation procedures to the RBSH Group Managing Board as appropriate.

During 2014 the RBSH Group Chief Risk Officer had a reporting line into the CRO of Divested Businesses.

Risk management within RBSH Group focuses on all material risks including credit, market, operational, regulatory and country risk and business activities. Liquidity risk and the day-to-day management of liquidity and funding of the book are the responsibility of RBSH Group Treasury.

For a summary of the main risk types faced by RBSH Group and how it manages each of them, refer to pages 33 and 34.

*unaudited

Financial review Capital and risk management

Risk governance*
RBS Group governance structure
RBS Group is committed to achieving the highest standards of corporate governance in every aspect of its business, including risk management. A key aspect of the Board’s responsibility as the main decision-making body is the setting of risk appetite (refer to page 31 for more information on risk appetite) to ensure that the levels of risk RBS Group is willing to accept in the attainment of its strategic business and financial objectives are clearly understood. The Board delegates authority for risk management to specific committees.

The risk governance structure and the main purposes of each of the committees is illustrated below:

Financial review Capital and risk management

The following table shows details of the key RBSH Group Board and Committees and their responsibilities.

Board/Committee	Responsibilities
Supervisory Board Membership: Consists of three members. Three are executives of RBS Group.	The Supervisory Board is responsible for supervising RBSH Group’s management and RBSH Group’s general affairs and the business connected with it as well as for advising the Managing Board.
Managing Board Membership: Four members led by the RBSH Group Chairman, RBSH Group Chief Administrative Officer (CAO), RBSH Group Chief Financial Officer (CFO), RBSH Group Chief Risk Officer (CRO)
Reports to the Supervisory Board. It is the principal decision-making forum for the RBSH Group, setting policy framework, operating structure and yearly plan (including objectives and budgets). All members of the Managing Board have responsibility for RBSH Group. As well as their overall corporate responsibilities, the members of the Managing Board manage one or more units, for which they have primary responsibility.

RBSH Group Risk and Control Committee (RCC)

Membership:
Chaired by the RBSH Group CRO. Members include Chairman Managing Board, RBSH Group CFO, Senior N.V. Risk Manager, N.V. delegate of RBS Group Credit, Market, and Operational Risk, RBS N.V. Head of Conduct & Regulatory Affairs, Chief Risk Officer Asia.

The responsibilities of the RCC include:
•      Advising the Managing Board on the risk appetite of the RBSH Group and receiving direction from the Managing Board on the risk appetite;
•      Providing input to the RBSH Group risk-appetite-setting process in the context of the Group’s overall risk appetite;
•      Overseeing the risk framework within RBSH Group and report directly to the RBSH Group Managing Board on the performance of the framework and on issues arising from it;
•      Monitoring the actual risk profile of RBSH Group, ensuring that this remains within the boundaries of the agreed risk appetite or else escalating excesses to the RBSH Group Managing Board. Prior to escalation, the RCC can ask the appropriate risk committee in RBS Group or in the business that normally monitors and controls the risk item to address any excess.
•      The remit of the Committee also includes Credit, Market, Operational and Regulatory Risk within RBS N.V.. Changes to the Terms of Reference of the RBSH Group RCC must be approved by the RBSH Group Managing Board. To execute its authority the RCC has access to all relevant risk information relating to RBSH Group available within RBS Group including escalations from and to Group or segmental Committees.

RBSH Group Asset and Liability Committee (ALCo)

Membership:
Seven permanent voting members led by the RBSH Group Chairman for the Managing Board, RBSH Group CFO, RBSH Group CAO, RBSH Group CRO, RBS N.V. Treasurer, RBS Group Treasurer and Global Head of Equity and Liquidity.

The mandate of ALCo covers the following specific areas in respect of RBSH Group:
•      The overall governance responsibility for the strategic management of the RBSH Group Balance Sheet;
•      The review, approval and allocation of balance sheet, capital, liquidity and funding limits;
•      The liquidity, funding, foreign exchange and interest rate exposures of RBSH Group’s balance sheet;
•      The balance sheet structure and risk-weighted assets position of RBSH Group;
•      Decisions on capital repatriation and loss coverage;
•      Compliance with all regulatory requirements at all times;
•      The implementation and maintenance of transfer pricing policies (although setting the liquidity spread curve remains the responsibility of the RBS Group  ALCo;
•      The approval and implementation within RBSH Group of RBS Group Treasury policies and procedures; and
•      RBSH Group ALCo is responsible for oversight of retained business (shared assets) and residual ABN AMRO business.

*unaudited

Financial review Capital and risk management

Three lines of defence
The three lines of defence model is used industry-wide for the management of risk. It provides a clear set of principles by which to implement a cohesive operating model, one that defines accountabilities and responsibilities for managing risk across the organisation.

First line of defence - Management and supervision
The first line of defence includes customer franchises, Technology and Operations and support functions such as HR and Communications. Responsibilities include:
•	Owning, managing and supervising, within a defined risk appetite, the risks which exist in the business area.

•	Ensuring appropriate controls are in place to mitigate risk: balancing control, cost, customer service and competitive advantage.

•	Ensuring that the culture of the business supports balanced risk decisions and compliance with policy, laws and regulations.

•	Ensuring that the business has effective mechanisms for identifying, reporting and managing risk and controls.

Second line of defence - Oversight and control
The second line of defence includes RBS Group Risk Management and RBS Group Conduct and Regulatory Affairs.

Responsibilities include:
•	Owning and developing the risk and control policies, limits and tools for the business to use to discharge its responsibilities.

•	Overseeing and challenging the management of risks and controls.

•	Leading the design, development and communication of the bank's risk culture and appetite.

•	Analysing the aggregate risk profile and ensuring that risks are being managed to the desired level (risk appetite).

•	Providing expert support and advice to the business on risk management.

•	Providing senior executives with relevant management information and reports and escalating concerns where appropriate.

•	Undertaking assurance.

Third line of defence - Internal Audit
Responsibilities include:
•	Providing assurance on the key risks to the organisation by assessing the entire control framework.

•	Holding RBS Group Risk Management accountable for establishing an appropriate risk management framework.

*unaudited

Financial review Capital and risk management

Management structure
RBS Group’s management structure and the main elements of each role are illustrated below.

Notes:
(1)	RBS Group Risk Management
The RBS Group Chief Risk Officer (CRO) leads RBS Group Risk Management. The CRO reports directly to the RBS Group Chief Executive and the Board Risk Committee, with a right of access to the Chairman of the Board Risk Committee.

RBS Group Risk Management is an independent function, structured by risk discipline to facilitate the effective management of risk.

In 2014, Risk Management, which had previously been spread across the different business segments, re-organised itself into five functional areas: Operational Risk, Support Functions & Divested Businesses; Credit Risk; Market Risk; Enterprise-Wide Risk Management and Risk Infrastructure. Directors of Risk were also appointed for each of the franchises and for Services. The streamlined structure consolidates risk information, allowing for more efficient decision-making.

The directors of risk functions are responsible for RBS Group-wide risk appetite and standards within their respective disciplines and report directly to the CRO.

CROs are in place for certain jurisdictions and legal entities to meet local regulatory and governance requirements. They lead the risk management teams locally in support of functional risk heads where teams follow a functional operating model. The key CRO roles report directly to the RBS Group CRO.

Risk committees in the customer businesses oversee risk exposures arising from their business activities and focus on ensuring that they are adequately monitored and controlled.

(2)	Conduct and Regulatory Affairs
Conduct & Regulatory Affairs (C&RA) is led by the Chief Conduct & Regulatory Affairs Officer, who reports directly to the Chief Executive. It is responsible for providing oversight of conduct risk and regulatory risk at RBS Group, and does so by setting bank-wide policy and standards, providing advice to each customer business, and ensuring that the mitigating controls are suitable. C&RA also provides leadership of the bank’s relationships with its regulators.

The functional heads (the directors of Remediation, Compliance Services, RBS Americas, Financial Crime, Regulatory Affairs and Advisory) report directly to the Chief Conduct & Regulatory Affairs Officer. Each is responsible, where appropriate, for the bank-wide risk appetite and standards of their respective areas:

A Chief Compliance Officer in each franchise, reporting to the Director of C&RA Advisory, provides advisory support to assist businesses in their management of conduct, regulatory affairs and financial crime.

*unaudited

Financial review Capital and risk management

Risk appetite and culture*
Risk appetite
RBSH Group’s risk appetite establishes the level and type of risk that it is willing to accept in order to meet its strategic objectives and its wider obligations to stakeholders.

RBSH Group has developed a framework that sets and implements an appropriate risk appetite supported by a regular monitoring and review process. A risk appetite statement setting out overall risk limits for different risk types is approved by the Supervisory Board. Risk appetite limits and risk exposures are reported monthly to the Risk & Control Committee, the Managing Board and the Supervisory Board. Any limit breach is reported to the Managing Board. The Managing Board may grant a temporary waiver or require the position to be adjusted to comply with the risk limit.

Strategic risk objectives
Risk management plays an integral role in the delivery of strategic goals. The implementation of a stronger and more effective culture of risk management and control provides the platform necessary to address vulnerabilities, rebuild on core strengths and position RBS Group on a sustainable and profitable path for future growth.

Financial strength and resilience are at the heart of the strategic plan. RBS Group has defined this level of robustness as that which is capable of achieving and sustaining a standalone credit rating (i.e. without government support) that is in line with those of its strongest international peers.

Given this central aim, the RBS Group Board has set out four key strategic objectives, aligned with the strategic plan:

•	Maintain capital adequacy.
•	Deliver stable earnings growth.
•	Ensure stable and efficient access to funding and liquidity.
•	Maintain stakeholder confidence.

Each objective is essential in its own right, but also mutually supportive of the others. The strategic risk objectives are the bridge between the RBS Group-wide business strategy and the frameworks, limits and tolerances that are used to set risk appetite and manage risk in the business franchises on a day-to-day basis.

This is how the strategic plan is brought to life in our management of risk:

Risk appetite measures
A range of different but complementary tools has been developed to measure whether strategic plans are consistent with risk appetite, to test broader ‘what if’ questions and to assess the impact of changes in key assumptions:

•	Stress testing - assesses how earnings, capital and funding positions change under an unfavourable, yet plausible, scenario. Stress scenarios can differ by theme, geographical location or severity.

•	Economic capital - provides complementary insights, with a breadth of understanding of risk profile changes and ‘tail risks’ across millions of different modelled scenarios.

•
Sensitivity analysis - provides ‘ready reckoners’ around changes in key variables. It offers a high-level view on questions such as ‘what if gross domestic product worsened by a further 1%’, identifying certain tipping points where the bank’s risk profile moves outside appetite.

Risk control frameworks and limits
Risk control frameworks and their associated limits are an integral part of the risk appetite framework and a key part of embedding risk appetite targets in day-to-day risk management decisions. The risk control frameworks manage risk by expressing a clear tolerance for material risk types that is aligned to business activities.

The Group Policy Framework directly supports the qualitative aspects of risk appetite, helping to rebuild and maintain stakeholder confidence in RBS Group’s risk control and governance. Its integrated approach is designed to ensure that an appropriate standard of control is set for each of the material risks it faces, with an effective assurance process put in place to monitor and report on performance. Risk appetite has its own policy standard within the Group Policy Framework. This standard sets out clear roles and responsibilities to set, measure, cascade and report performance against risk appetite, and provides assurances that business is being conducted within approved risk limits and tolerances.

*unaudited

Financial review Capital and risk management

Culture, values and remuneration
Objectives for risk culture
The establishment of a strong risk culture is essential to the realisation of RBS Group’s ambition to build “a truly customer-centric bank”. A strong risk culture is a key part of ensuring risk appetite is effectively embedded across RBS Group. The link between risk appetite and strategic objectives encourages people at all levels of the business to think about risk, how they identify it and how they manage it. It incorporates the quantitative and qualitative aspects of risk and uses both absolute and relative risk measures.

Risk culture policies
A core principle behind the development of the risk appetite framework is that risk appetite contributes to a strong risk management culture, in which risk is clearly and meaningfully aligned with business behaviours and outcomes. RBS Group’s values - of “serving customers”, “working together”, “doing the right thing” and “thinking long term” - act as a clear starting point for a strong and effective risk culture. A wide range of communication and engagement activities (detailed below) has been undertaken to discuss the meaning of each value with employees and how they affect and guide day-to-day activities.

The embedding of RBS Group’s values into a strong risk culture is supported by a revised and more focused Code of Conduct. The Code provides guidance on expected behaviour and sets out the standards of conduct that support the values. It explains the effect of decisions that are taken and describes the principles that must be followed.

These business principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of business principles facilitates sound decision making and a clear focus on good customer outcomes in ‘the moments that matter’. It is aligned with the people management and remuneration processes to support a positive and strong risk culture through appropriate incentive structures.

A simple decision-making guide (called the “YES check”) has been included in the Code of Conduct. It is a simple, intuitive set of five questions, designed to ensure the values guide day-to-day decisions:

•	Does what I am doing keep our customers and RBS Group safe and secure?

•	Would customers and colleagues say I am acting with integrity?

•	Am I happy with how this would be perceived on the outside?

•	Is what I am doing meeting the standards of conduct required?

•	In five years’ time would others see this as a good way to work?

Each question is a prompt to think about the situation and how it fits with RBS Group’s values. It ensures that employees can think through decisions that do not have a clear answer, guiding the judgements behind their decisions and actions.

Training
Across the risk management function, a series of events and activities have been undertaken to bring alive the bank’s values and culture for employees. This is supported by performance management processes that hold individuals to account for poor behaviour and reward the behaviour that supports the bank’s purpose, vision and values.

RBS Group Risk Management runs a Risk Academy which helps to train staff and to spread a common risk culture across the bank. Training plans are aligned with Risk function strategy to ensure staff have the skills and capabilities to support business and to meet changing regulatory and policy requirements.

Risk-based key performance indicators
RBS Group-wide remuneration policy requires remuneration to be aligned with, and to support, effective risk management. The policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the UK Remuneration Code. For further information refer to page 152.

*unaudited

Financial review Capital and risk management

Risk coverage
The main risk types faced by RBSH Group are presented below.

Risk type	How the risk arises	2014 overview
Conduct and legal risk
Conduct risk can result in fines and reputational damage if customers are not treated in line with their and other stakeholders’ expectations.

Conduct risk exists across all stages of the RBSH Group’s relationships with its customers, from sales through service delivery to post-sales processes. It also exists in the activities RBS Group undertakes to manage its business, from the development of business strategies, through governance and human resource management. Conduct risk also exists if the RBSH Group does not take effective action to prevent fraud, bribery and money laundering.

RBS Group continued to remediate historical conduct issues, while also restructuring its customer-facing businesses and support functions around the needs of its customers. In RBSH Group (legacy) rate setting has also been the primary focus from a conduct perspective. Although the impact of conduct risk is considered less of a concern for RBSH Group at the end of 2014, it remains of high priority due to its importance to  RBS values.

Regulatory risk	Regulatory risk arises from the RBSH Group’s regulatory, business or operating environments and from how it responds to them.
The level of regulatory risk remained high for RBS Group as policymakers and regulators continued to strengthen regulations and supervision in response to the events of 2007 and 2008. For RBSH, regulatory risk is continuously decreasing as a result of significant reduction of the balance sheet of RBSH and the on-going sale of front line businesses.

Operational risk
Operational risk may arise from a failure to manage operations, transactions and assets appropriately. It may arise from human error, an inability to deliver change on time or adequately, or the unavailability of technology services or the loss of customer data. Fraud and theft are sources of operational risk, as is the impact of natural and man-made disasters. It may also arise from a failure to take appropriate measures to protect assets or take account of changes in law.

To ensure operational risk is managed in a more standardised and consistent manner, work was started to enhance the operational risk management framework (ORMF).
The threat to the security of RBS Group’s information from cyber attacks is a key focus for operational risk as well as measures to address weaknesses after the major IT incident  of 2012.

Capital adequacy risk	Capital adequacy risk arises from inefficient management of capital resources.
The RBSH Group’s Core Tier 1 ratio on a CRR transitional basis was 16.2%. RBSH Group plans for and maintains an adequate amount and mix of capital consistent with its risk profile.  The amount of capital required is determined through risk assessment and stress testing.

Liquidity and funding risk
Liquidity and funding risk arise through the maturity transformation role that banks perform. RBSH Group exposed to capital adequacy risk if it manages its capital resources inefficiently.

Liquidity and funding risk arises from day-to-day operations.

As one of the primary operating entities of the RBS Group, RBSH Group’s liquidity risk is monitored and managed centrally by the RBS Group in line with policies and processes set by the RBSH Group’s Managing Board.

Reputational risk	Reputational risk can arise from the conduct of either RBSH Group as a whole or that of the individuals it employs; as well as its wider conduct, policies and practices.
The most material threat to RBSH Group’s reputation continued to originate from historical conduct deficiencies.  RBSH Group has been the subject of investigations and review in relation to (legacy) rate setting concerns, some which have resulted in dismissals.

*unaudited

Financial review Capital and risk management

Risk type	How the risk arises	2014 overview
Credit risk	The risk that RBSH Group will incur losses owing to the failure of a customer or counterparty to meet its obligations to settle amounts outstanding.
The RBSH Group manages credit risk based on a suite of credit approval and risk concentration frameworks and associated risk management systems and tools. Credit risk RWAs were €18.2 billion at 31 December 2014.

Market risk
The majority of the RBSH Group’s traded market risk exposure arises in CIB and RCR through transactions in financial instruments including debt securities, loans, deposits and equities, as well as securities financing and derivatives.

The majority of its non-traded market risk exposure arises from commercial banking activities from assets and liabilities that are not classified as held for trading.
Market risk RWAs remained broadly flat at €1.2 billion.
Country risk
Country risk arises from possible economic or political events in each country to which the RBSH Group has exposure, and from unfavourable conditions affecting daily operations in a country.

It has the potential to affect all parts of the RBSH Group’s portfolio across wholesale and retail activities that are directly or indirectly linked to the country in question.

The activities of several customer businesses, particularly CIB, expose the RBSH Group to country risk.

The RBSH Group maintained a cautious stance as many clients continued to reduce debt levels. Balance sheet exposure to the eurozone countries continued to fall, and was down €6.8 billion to €2.5 billion reflecting risk reduction and capital management focus.

Business risk
Business risk exists at all levels of the organisation and is generated at the transaction level. It is affected by other risks the RBSH Group faces, which could contribute to any adverse changes in the bank’s revenues or costs.
RBSH Group reduced its business risk profile as it made disposals through RCR, sold a large part of its Liquidity Portfolio and transferred out its business in Thailand.
Strategic risk
Strategic risk arises from strategic decisions that fail to reflect the operating environment, or which do not take adequate account of execution challenges. These include decisions related to the RBS Group products and services which have implications for profitability, risk, the customer base, and for business growth.
RBS Group announced the results of a strategic review with a defined plan to shift the business mix towards the UK and the retail and commercial banking segments, with the aim of a lower risk profile.

*unaudited

Financial review Capital and risk management

Conduct risk*
Definition
Conduct risk is the risk that the behaviour of RBSH Group and its staff towards customers, or in the markets in which it operates, leads to unfair or inappropriate customer outcomes and results in reputational damage, financial loss or both. The damage or loss may be the result of breaches of regulatory rules or laws, or of failing to meet customers’ or regulators’ expectations.

Sources of risk
Conduct risk exists across all stages of RBSH Group’s relationships with its customers, from the development of its business strategies, through governance arrangements, to post-sales processes. Activities through which conduct risk may arise are diverse and include product design, marketing and sales, complaint handling, staff training, and handling of confidential and non-public price sensitive information. Conduct risk also exists if RBSH Group does not take effective action to prevent fraud, bribery and money laundering.

Governance
Effective conduct risk management is a commercial imperative for the bank: customers, clients and counterparties demand it as a precursor to building trust.

Conduct & Regulatory Affairs (C&RA) is responsible for defining appropriate standards of conduct, and for designing the framework for managing conduct risk, driving adherence, and overseeing remediation activity. It also provides appropriate controls, challenge and oversight to ensure good customer outcomes. In so doing, C&RA acts as a second line of defence control function.

Key elements of the governance structure are set out below:
•	The C&RA Executive Committee considers emerging issues material to the C&RA strategy, and implements Board and Executive Committee risk management policy decisions; and

•
The Financial Crime Accountable Executive Committee (accountable to the Executive Risk Forum) ensures that the customer businesses and the Services function fulfil strategic objectives by identifying and managing their financial crime risks effectively.

Controls and assurance
Under the RBS Group Policy Framework, C&RA owns 26 conduct risk policies, grouped under employee, corporate and market conduct, and; and conduct towards customers. Each policy is designed to provide both high-level direction and RBS Group-wide requirements. The policies and chapters are designed to ensure RBS Group meets its regulatory obligations; and to provide the necessary clarity for staff on their conduct obligations.

Assurance and monitoring activities are essential to help measure the extent to which RBS Group manages its delivery of specific customer outcomes. During 2014, in addition to the provision of risk-based assurance over key conduct, financial crime, systems and infrastructure topics, the C&RA assurance function provided RBS Group-wide assurance in support of Financial Conduct Authority (FCA) attestations, principally those relating to complaints and anti-money laundering (AML).

Risk assessments are used to identify material conduct risks and key controls across all business areas. The risk assessment process is designed to confirm that risks are effectively managed and prioritised and controls are tested to verify that they operate effectively.

Scenario analysis is used to assess the impacts of extreme but plausible conduct risks including financial crime. The scenarios assess the exposures that could significantly affect RBS Group’s financial performance or reputation and are an important component in the operational risk framework and capital model.

Risk appetite
RBS Group has articulated a customer-focused vision to be the leading UK bank for trust, customer service and advocacy by 2020. In line with this, C&RA has evolved from focusing on policy compliance towards considering the wider business implications of placing customers at the heart of the business.

A conduct risk appetite framework is being developed to ensure that RBS Group’s risk profile is based on its strategic risk objectives, with quantitative targets supplemented by qualitative criteria focused on attaining good customer outcomes, upholding market integrity, meeting stakeholder expectations and promoting a strong risk culture. Work to refine and embed the risk appetite framework and associated control processes continues in 2015.

Risk monitoring and measurement
C&RA works closely with the customer facing businesses to assess business models, strategy and products and influence better outcomes for customers.

RBS Group’s senior boards and committees receive updates on conduct risk exposures and action plans through monthly C&RA initiated reporting. The reporting has been enhanced to be more focused, forward-looking and action-oriented.

An annual Money Laundering Reporting Officer’s Report is submitted to the RBS Group Board and the FCA. Covering the operation and effectiveness of the systems and controls in place to comply with Anti-Money Laundering law and regulation, it also describes RBS Group’s AML framework. In addition, it covers the systems and controls in place to prevent the financing of terrorism and to ensure compliance with sanctions as well as embargoes and export controls imposed by the UN, governments and other supranational bodies.

The RBS Group Audit Committee is provided with an annual Whistleblowing Update Report. It details cases by internal reporting categories based on the Public Interest Disclosure Act (1998) category, identifies underlying causal and subject trends, and highlights the outcome of investigations and actions taken.

C&RA is working with the business franchises to define the data required to ensure appropriate customer outcomes are delivered and are compliant with the Basel Committee on Banking Supervision principles for effective risk data aggregation and risk reporting. RBS Group’s ability to aggregate, analyse and report conduct risk internally is being enhanced so it can assess the effectiveness of mitigating actions.

*unaudited

Financial review Capital and risk management

Operational risk*
Definition
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Operational risks may have a direct customer or reputational impact (for example, a major IT systems failure or fraudulent activity) or both. Operational risk failures may also have a link with conduct risk as evidenced by customer complaints made in connection with Payment Protection Insurance.

Sources of risk
Operational risk may arise from a failure to manage operations, transactions and assets appropriately. It may arise from forms of human error, an inability to deliver change on time or adequately, or the unavailability of technology services or the loss of customer data. Fraud and theft are sources of operational risk, as is the impact of natural and man-made disasters. It may also arise from a failure to take appropriate measures to protect assets or take account of changes in law.

Governance
A strong operational risk management function is vital to support profitability. Better management of operational risk directly supports RBS Group’s strategic objective of improving stakeholder confidence and is vital for stability and reputational integrity.

The operational risk function, an independent second line of defence, plays a leadership role and seeks to achieve a robust risk management framework and culture across the bank.

The operational risk function is responsible for the design and maintenance of the Operational Risk Management Framework. The Operational Risk Policy and associated standards are incorporated in the RBS Group Policy Framework and provide direction for the consistent identification, assessment, management, monitoring and reporting of operational risk.

The Operational Risk Executive Committee (OREC), which is a sub-committee of the Executive Risk Forum, acts on all operational risk matters. This includes; identifying and assessing material operational risks, encompassing both current and emerging material risks; reviewing and monitoring the operational risk profile; and reviewing and approving material policy changes.

Controls and assurance
Control Environment Certification (CEC) is used to review and assess the internal control framework.

Risk appetite
RBSH Group’s operational risk appetite statement is agreed by the RBSH Group Managing and Supervisory Board. It comprises a number of specific measures of risk. To confirm that RBSH Group operates within the set risk appetite, the high-level statement is supplemented by specific tolerances for different types of operational risk. Operational risk appetite measures and frameworks are reviewed regularly and approved by the Supervisory Board.

The objective of operational risk management is not to remove operational risk altogether, but to manage it to an acceptable level, taking into account the customer journey and the cost of minimising the risk against the resultant reduction in exposure. Strategies to manage operational risk include avoiding undertaking a particular type of activity or operating in a particular market; transferring the risk to a third party; accepting the risk as a cost of doing business; or mitigating the risk by implementing controls.

Risk identification and assessment
Risk assessments are used to identify and assess material operational risks and key controls across all business areas. To provide a consistent categorisation of risks and controls across RBS Group and to support identification of risk concentrations, all risks and controls are mapped to the risk taxonomy and the control catalogue. Risk assessments are refreshed at least annually to ensure they remain relevant and capture any emerging risks.

The process is designed to confirm that risks are effectively managed and prioritised in line with the stated risk appetite. Controls are tested frequently to verify that they remain fit for purpose and operate effectively. Risk assessments are typically commenced in a workshop, bringing together subject matter experts and key stakeholders from across the bank. Financial and non-financial risk impacts are captured and a risk appetite decision is made.

In 2014 there was a continued focus on implementing and embedding risk assessments across the bank. This included the strengthening of links between risk assessments and other elements of the operational risk framework. In 2015, the risk framework will be further enhanced.

The New Product Risk Assessment (NPRA) process aims to ensure that the risks represented by new products (and material variations to existing products) are identified and assessed before launch. There is now a requirement to demonstrate that all products provide fair outcomes to customers.

Risk mitigation
Risks are mitigated by a suite of regularly assessed controls but, where the residual exposure is outside of risk appetite, the relevant customer business must decide how to reduce it.

RBS Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements.

Risk monitoring
Monitoring and reporting are part of RBS Group’s operational risk management processes, which aim to ensure that risks and issues are identified, escalated and managed quickly.

Risk measurement
Scenario analysis is used to assess the impact of extreme but plausible operational risks and is a key input to the capital model. It provides a forward-looking basis for managing risk exposures, with a structured and consistent approach to scenario scoping and measurement.

*unaudited

Financial review Capital and risk management

Event and loss data management
The event and loss data management process aims to ensure compliance with standard requirements for the management of operational risk events and the capture of loss data. It also entails reporting operational risk events that meet defined threshold criteria to RBSH Group senior management. RBS Group has continued to focus on the timely and accurate capture of operational risk losses; the use of a single RBS Group-wide repository of operational risk events; and the escalation of material operational risk events.

All losses and recoveries associated with an operational risk event are reported against their financial accounting date. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2014 may relate to events that occurred, or were identified in, prior years.

Capital
RBSH Group calculates the Pillar 1 capital requirement for operational risk using the standardised approach. For 2014, RBSH Group’s minimum Pillar 1 capital requirement was €58 million.

Financial review Capital and risk management

Regulatory risk*
Definition
Regulatory risk is the risk of material loss or liability, legal or regulatory sanctions, or reputational damage, resulting from the failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards.

Sources of risk
Regulatory risk arises from the regulatory, business or operating environment and from RBSH Group’s response to it.

Governance
C&RA maintains well-established policies and supporting processes to ensure timely identification of, and effective responses to, changes in official requirements affecting the bank. C&RA also maintains a structured and open engagement with regulators. That engagement underpins a range of other policies and processes that address on-going compliance with regulatory obligations (refer to the section on conduct risk for further information).

To help manage the risks, the Mandatory Change Advisory Committee (MCAC), chaired by C&RA, was established. The MCAC reports to the Bank-Wide Investment Committee, and comprises representatives of the bank’s customer businesses and functions. The MCAC acts as the ‘reception committee’ for reviewing externally mandated changes that may affect RBS Group and recommending appropriate responses, including the timely mobilisation of change implementation activities. In doing so, it agrees business or function owners of individual risks; and commissions and reviews impact assessments from customer businesses and functions. RBS Group Board and Executive Committee oversight of changes to regulatory requirements is supported by the MCAC (refer to above).

C&RA’s Regulatory Developments team maintains and develops RBS Group Political, Legislative and Regulatory Environment Policy and supporting documents, together with associated processes, tools and governance. It also oversees the regulatory developments operating framework, to ensure it meets the needs of all businesses and functions, and maintains the Relationships with Regulators Policy.

Risk appetite
RBS Group believes that maintaining a strong regulatory risk framework is fundamental to ensuring sustainable growth, rebuilding its reputation and maintaining stakeholder confidence. Accordingly, its stated regulatory risk and compliance risk appetite is for no material or widespread breaches of rules, expectations, regulations or laws, individually or in aggregate. However, it also recognises that genuine errors occur, and so it accepts limited, non-material regulatory risk and subsequent loss.

Risk monitoring and measurement
C&RA ensures appropriate reporting of all material regulatory reviews and other regulatory developments worldwide to the appropriate bank-wide committees, including the RBS Group Board, the RBS Group Audit Committee, and the RBS Group Risk Committee. Half-yearly reporting to the Group Audit Committee also captures all material investigations and tracks the status of, and trends in, key regulatory relationships.

Regulatory risk remained a high priority during 2014, as policymakers and regulators continued to strengthen regulation and supervision in response to the events of 2007 and 2008. This resulted in high levels of interaction between RBS Group and supervisory authorities through meetings, requests for information, visits and investigations, as well as in policy developments and proposals for new rules.

Risk mitigation
C&RA also communicates information on regulatory developments and follow-up engagement with customer-facing businesses and functions, helping them identify and execute any required mitigating changes to strategy or business models.  The key regulatory policies are reviewed annually.

Early identification and effective management of changes in legislation and regulation, as well as other requirements, is critical to the successful mitigation of regulatory risk. All regulatory and compliance changes are managed to ensure timely compliance readiness. Those changes assessed as having a ‘high’ or ‘medium-high’ impact are managed especially closely, with the aim of mitigating the impact through, for instance, changes to strategy or business activities, or external engagement

*unaudited

Financial review Capital and risk management

Reputational risk*
Definition
Reputational risk is the risk to RBSH Group’s public image owing to a failure to meet stakeholders’ expectations in relation to performance, conduct and business profile. Stakeholders include customers, investors, employees, suppliers, government, regulators, special interest and consumer groups, media and the general public.

Sources of risk
Reputational risk can arise from the conduct of either RBSH Group as a whole or that of the individuals it employs; from the activities of customers and the countries in which they operate; from the products RBSH Group offers and the transactions it supports; and from its operations and infrastructure.

Governance
Managing reputational risk is taken very seriously, with RBS Group Board-level oversight reinforced by a Reputational Risk Policy, and by governance frameworks across business franchises.

The RBS Group Board and the Executive Committee have the ultimate responsibility for managing RBS Group’s reputation although all staff have some responsibility. The RBS Group Board has set RBS Group’s Purpose, Vision and Values, which outline the objective, which is “to be trusted, respected and valued by our customers, shareholders and communities”. Refer to the Risk governance section on pages 26 to 30.

The Sustainable Banking Committee is responsible for overseeing and challenging how management is addressing sustainable banking and reputation issues including risk appetite for environmental, social and ethical (ESE) issues.

The RBS Group Board’s oversight of reputational issues is supported by the senior RBS Group-wide Reputational Risk Forum (RRF) which opines on cases that represent a material reputational risk to the whole organisation. The RRF, which has delegated authority from the Executive Risk Forum, also acts as a central forum to review thematic issues and risk appetite positions. Business franchises also have in place reputational risk approval fora to deliberate on customers, transactions, products or issues that may present a reputational risk for their businesses. An example is the Global Reputational Risk Committee in CIB.

Risk appetite
The Reputational and ESE Risk management team assists business franchises, as well as other control functions, to articulate risk appetite to manage reputational risk. Risk appetite positions for certain issues or markets, for example tax or money remitters, are developed through conducting research on legislation, regulation and potential reputational risk factors, undertaking peer analysis and engaging with internal and external stakeholders to discuss the issues. The risk appetite positions classify risks associated with a particular area into Normal, Sensitive and Prohibited. Customers or transactions designated Sensitive require enhanced due diligence and escalation to a reputational risk forum or individual while those rated Normal can be approved by the business without additional escalation. The team also helps set risk appetite to manage reputational risk related to business engagements and customer relationships in some sensitive industry sectors, such as mining and defence, through the ESE policy framework.

A Reputational Risk Policy has also been developed to help employees, businesses and functions effectively identify, assess and manage issues that potentially represent a reputational risk. In addition, other policies, such as those related to conduct, address key sources of reputational risk. These policies are implemented in accordance with the Policy Framework through business and functional policy standard owners. The effectiveness of these policies within each franchise is reported on through the Control Environment Certification process (Refer to the Operational risk section on page 36). Reputational aspects also form a core part of the RBS Group conduct risk framework, with a series of enhanced policies developed in line with conduct risk appetite.

Risk monitoring and measurement
Emerging reputational issues are identified by the business and relevant teams, including RBS Group Sustainability and Enterprise Wide Risk, which assess new and emerging business, sector and country risks for RBS Group. The Risk Management Monthly Report, provided to the Executive Committee and BRC, may also discuss reputational risks facing RBS Group, and the annual Sustainability Report covers progress on sustainability principles.

ESE ratings of customers and transactions are captured and analysed  centrally by the Reputational and ESE Risk Team.

Risk mitigation
Reputational risk is mitigated through governance frameworks and training of staff to ensure early identification, assessment and escalation of customers, transactions or products with potential reputational risk, if appropriate. This includes creating appropriate fora, for example reputational risk committees or individual reputational risk approvers.

Also important is the setting of clear reputational risk appetite criteria, ensuring higher risk cases are escalated for senior level approval. Effective communication channels and incident response planning also ensure that cases that result in reputational impact are appropriately managed, for example by declining or exiting business or by ensuring incident management plans are implemented to manage the impact of negative media coverage.

*unaudited

Financial review Capital and risk management

Capital management
41	Definition
41	2014 Overview
41	Regulatory developments
41	Banking Union: Single Supervisory Mechanism
41	Governance and approach
42	Determining appropriate capital
42	Monitoring and maintenance
42	Capital allocation
43	Capital ratios and risk-weighted assets
44	Capital resources and flow statement

Financial review Capital and risk management

Capital management*
Definition
RBS Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring RBS Group maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting its business franchises and funding capacity.

2014 overview
RBSH Group’s Tier 1 ratio of 24.5% is higher than the end of 2013  primarily reflecting disposals of liquidity portfolio and the transfer of the Thailand entity to RBS plc. There were also further reductions in the RCR portfolio. In the second half of 2014 RBS Group paid down their Tier 2 capital to RBS N.V. of €2.5 billion and there was a dividend upstream of €300 million from RBS N.V. via RBSH Group to RBS Group. The Tier 2 capital was treated as a full capital deduction under the Capital Requirements Directive IV (CRD IV) rules.

Regulatory developments
Capital requirements regulation and directive
The European Union has implemented the Basel III proposals and a number of important changes to the banking regulatory framework through the Capital Requirements Regulation (CRR) and the Capital Requirements Directive (CRD) collectively known as the CRD IV package. The CRD IV package was implemented on 1 January 2014 with full implementation to be completed on 1 January 2019. As part of the implementation of the CRD IV package, the European Banking Authority’s technical standards, which are legal acts specifying particular aspects of the CRD IV package, are either in progress to be finalised through adoption by the European Commission or now adopted.

The CRD IV package continues to require a total amount of capital equal to at least 8% of risk-weighted assets but the share that has to be of the highest quality, that is Common Equity Tier 1 capital, increased from 2% to 4.5%. The CRD IV package also introduces more stringent criteria for capital instruments, harmonised adjustments made to capital recognised for regulatory purposes and establishes new capital buffers to be phased in from 1 January 2014.  Once fully implemented on 1 January 2019 the following minimum requirements must be met:

•	Pillar 1 requirement of: CET1 of 4.5% of RWAs; Tier 1 of 6%; and total capital of 8%.

•
Capital buffers: ‘capital conservation buffer’ of 2.5% of RWAs; ‘countercyclical capital buffer’ of up to 2.5%; ‘Global-Systemically Important Bank (G-SIB)’ surcharge of 1.5%; an ‘other systemically important institutions buffer’ for domestically or EU important institutions and if required by a member state an additional ‘systemic risk buffer.

•	Minimum Tier 1 leverage ratio of 3%.

RBSH Group is managing the changes to capital requirements from new regulation (including model changes) and the resulting impact on the Common Equity Tier 1 ratio alongside its strategy of risk reduction and deleveraging. This is principally being achieved through the transfers/sales of countries and businesses to RBS plc and other interested parties, the continued run-off and disposal of RCR assets and deleveraging in CIB businesses.

The overall impacts of the regulatory changes are fully factored into the capital plans of RBSH Group and its businesses.

Banking Union: Single Supervisory Mechanism
On 15 October 2013, the EU Council formally adopted the Regulation on the Single Supervisory Mechanism (SSM) which became operational on 4 November 2014. The SSM is a new framework for banking supervision in Europe with the aims of ensuring the safety and soundness of the European banking system and increasing financial integration and stability in Europe.

The European Central Bank has to ensure that credit institutions not only meet the minimum prudential capital requirements set by the CRR/CRD IV but also have an additional buffer reflecting their individual intrinsic risk profile. This is organised through the SSM. The SSM has to ensure that credit institutions have sufficient capital to cover unexpected losses or survive severe stressed economic and market conditions. The joint capital decision is the key outcome of the Supervisory Review and Evaluation Process. In this process, the supervisor reviews the governance and internal control arrangements used by each individual bank to manage its risks (i.e. the Internal Capital Adequacy Assessment Process).

Overall this framework governs relations between the European Central Bank (ECB), national supervisors and banks and is an important step towards banking union in the EU.

Starting late in 2013 and prior to the adoption of the SSM on 4 November 2014 a comprehensive assessment of significant banks in the euro area (including RBSH Group) was conducted by the ECB. RBSH Group successfully passed the comprehensive assessment which was a rigorous “financial health check” that included a comprehensive risk assessment, a detailed asset quality review and a stress test. The results of the comprehensive assessment were made public by the ECB in October 2014.

Governance and approach
RBSH Group Asset and Liability Management Committee (ALCo) is responsible for ensuring RBSH Group maintains adequate capital at all times. The ALCo manages and plans RBSH Group capital levels taking into account current and projected capital levels and provides input to and oversees capital levels agreed in the annual Internal Capital Adequacy Assessment Process (ICAAP).

ALCo also plans and manages capital interaction with RBS Group. Such interaction would include, amongst other matters, ALCo considerations around RBSH Group’s strategic asset sales/transfers to RBS Group which would need to be capital neutral to RBS Group and are required to be structured in such way so as to satisfy DNB, ECB and PRA regulatory requirements. The ALCo is in turn ultimately governed by RBSH Group’s Managing Board who approve both ALCo and ICAAP capital management decisions.

*unaudited

Financial review Capital and risk management

Determining appropriate capital
RBSH Group aims to maintain an appropriate level of capital to meet its business needs (which include requirements of its parent company RBS Group) and its regulatory requirements and to operate within an agreed risk appetite. Determination of appropriate capital levels involves regular ALCo capital monitoring and planning, budgeting cycle forecasts,  and an annual ICAAP.  Capital plans are subjected to governance reviews, Managing Board oversight and approval and the review by the appropriate supervisory authority.

Through the annual ICAAP process, RBSH Group makes a determination of its desired capital levels based on maintaining a target external credit rating and risk appetite within  both current and emerging regulatory requirements . Desired capital levels are evaluated through the application of both internally and externally defined stress tests that quantify changes in capital ratios under a range of scenarios. The stress tests are also used to identify management and recovery actions that RBSH Group would expect to implement should such eventualities arise. These stress assessments are a key part of capital management and  contingency planning and therefore complement agreed  capital buffers.

Monitoring and maintenance
RBSH Group operates a rigorous capital planning process via ALCo aimed at ensuring the capital position is controlled within the agreed parameters. This incorporates regular re-forecasts of the capital position of the RBSH Group. In the event that the projected position deteriorates beyond acceptable levels, RBSH Group would revise business plans accordingly. RBSH Group is managing the changes to capital requirements from new regulation and model changes and the resulting impact on the Common Equity Tier 1 ratio, focusing on risk reduction and deleveraging. This is principally being achieved through the transfers to RBS plc, the continued run-off and disposal of RCR assets and deleveraging in CIB as the business focuses on the most productive returns on capital.

The overall impacts of the regulatory changes are fully factored into the capital plans of RBSH Group and its businesses.

Capital allocation
Capital resources are allocated to RBSH Group’s businesses based on both key performance parameters agreed by the RBS Group Board in an annual strategic planning process and the requirements of strategic asset transfer programmes and capital allocation requirements determined in consultation with RBS Group.

RBSH Group has regard to the supervisory requirements of De Nederlandsche Bank (DNB) and the ECB under the SSM. The DNB/ECB uses the capital ratio as a measure of capital adequacy in the Netherlands and Eurozone banking sector, comparing a bank’s capital resources with its RWAs (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks).

*unaudited

Financial review Capital and risk management

Capital management* continued
Capital ratios and risk-weighted assets
RBSH Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements. RBSH Group’s capital ratios and RWAs are set out below.

	CRR
	transitional basis	Basel 2.5 basis
	2014	2013	2012
Capital ratios	%	%	%
Core Tier 1	16.2	20.5	11.7
Tier 1	24.5	23.2	13.9
Total	33.9	26.1	19.8

Risk-weighted assets	€m	€m	€m
Credit risk	18,179	15,094	26,336
Market risk	1,182	1,171	3,389
Operational risk	732	1,088	2,994
Settlement risk	28	32	20
	20,121	17,385	32,739

With effect from 1 January 2014 RBSH Group is regulated under the CRD IV package of Basel 3. The increase in RWAs in 2014 largely reflects the proportional consolidation of Saudi Hollandi Bank, which was previously treated as a capital deduction.

RBSH Group has used the basic indicator approach since 2013 to calculate the operational risk capital charge.

*unaudited

Financial review Capital and risk management

Capital Management continued
Capital resources and flow statement
RBSH Group's regulatory capital resources were as follows:
	2014	2013	2012
	CRR	Basel 2.5	Basel 2.5
	transitional basis	basis	basis
Composition of regulatory capital	€m	€m	€m
Tier 1
Controlling interests	3,473	2,942	1,799
Adjustment for:
- Goodwill and other intangible assets	(44)	(1)	(4)
- Unrealised losses on available-for-sale debt securities	54	883	2,492
- Unrealised gains on available-for-sale equities	(7)	(3)	(19)
- Other regulatory adjustments	(225)	(260)	(442)
Core Tier 1 capital	3,251	3,561	3,826
Trust preferred securities	2,686	2,365	2,470
Less deductions from Tier 1 capital	(1,008)	(1,887)	(1,757)
Total Tier 1 capital	4,929	4,039	4,539

Tier 2
Unrealised gains on available-for-sale equities	—	3	19
Subordinated debt	1,043	1,552	3,218
Additions to/(deductions from) Tier 2 capital	855	(1,061)	(1,303)
Total Tier 2 capital	1,898	494	1,934

Total regulatory capital	6,827	4,533	6,473

The table below analyses the movement in Core Tier 1 capital during the year.
2014
Movement in Core Tier 1 capital	€m
At 1 January 2014	3,561
Regulatory adjustment: fair value changes in own credit spreads	26
Foreign currency reserves	(78)
Loss of non-controlling interest and reduction in goodwill	(43)
Attributable loss	(100)
Ordinary dividend paid	(300)
Other	185
At 31 December 2014	3,251

*unaudited

Financial review Capital and risk management

Liquidity and funding risk
46	Definition
46	Liquidity risk
46	Funding risk

Financial review Capital and risk management

Liquidity and funding risk
Definition
Liquidity and funding risk is the risk that RBSH Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due.

The risk arises through the maturity transformation role that banks perform. It is dependent on company specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

As one of the primary operating entities of the RBS Group, RBSH Group’s liquidity risk is monitored and managed centrally by the RBS Group in line with the policies and processes set by the RBSH Group’s Managing Board.

Liquidity risk
Policy, framework and governance
Internal liquidity policies are designed to ensure that RBSH Group:

•
Has a clearly stated liquidity risk tolerance: appetite for liquidity risk is set by the Board as a percentage of the Individual Liquidity Adequacy Assessment (ILAA) stressed outflows, and is managed on a daily basis by legal entity, country, region and business. In setting risk limits the Board takes into account the nature of RBSH Group various activities, the overall risk appetite, market best practice and regulatory compliance.

•
Has in place strategies, polices and practices to ensure that RBSH Group maintains sufficient liquidity: the risk management framework determines the sources of liquidity risk and the steps that can be taken when these risks exceed certain actively monitored limits. These actions include when and how to use the liquid asset portfolio, and what other adjustments to the balance sheet should be undertaken to manage these risks within the bank’s risk appetite.  RBSH Group maintains an adequate liquid asset portfolio appropriate to the business activities of RBSH Group and its risk profile.

•
Incorporates liquidity costs, benefits and risks in product pricing and performance management: RBSH Group uses internal funds transfer pricing to ensure that these costs are reflected in the measurement of business performance and to correctly incentivise businesses to source the most appropriate mix of funding.

The Asset and Liability Management Committee (ALCo) sets and reviews the liquidity risk management framework and limits within the risk appetite set by the Managing Board. ALCo oversees the implementation of liquidity management across RBSH Group.

In setting risk limits the RBSH Group Board takes into account the nature of the RBSH Group’s various activities, the RBSH Group’s overall risk appetite and regulatory compliance.

Regulatory oversight*
With effect from November 2014, RBSH Group is subject to the European Central Bank’s (ECB), supervisory regime for liquidity and each member of RBSH Group also complies with their local regulatory framework for the assessment and management of liquidity risk as well as meeting internal standards.

Measurement and monitoring
In implementing the RBSH Group’s liquidity risk management framework, a suite of tools are used to monitor, limit and stress test the risks within the balance sheet. The limits control the amount and composition of funding sources, asset and liability mismatches and funding concentrations, in addition to the level of liquidity risk.

Monitoring, reporting and internal limits are under regular review, given the need to appropriately represent and control the business through its considerable changes over time.

RBSH Group maintains a Contingency Funding Plan (CFP), which forms the basis of analysis and management actions to be undertaken in a liquidity stress. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. The CFP sets out the circumstances under which the plan would be invoked; this includes material worsening of early warning indicators. It also prescribes a communications plan, roles and responsibilities, as well as potential management actions to take in response to various levels of liquidity stress. RBSH Group’s CFP is fully integrated with the CFP of RBS Group.

Liquidity reserves
RBSH Group’s liquidity portfolio is managed centrally by RBS Group’s Treasury. In addition, local liquidity reserves are the responsibility of local Treasurers who report to the RBSH Group Treasurer functionally.

Within the liquidity portfolio RBSH Group holds cash at central banks (€0.8 billion ) and high quality government securities (€1.8 billion).

During 2014 the RBSH Group undertook an exercise to sell c.€9bn of less-liquid legacy securities to de-risk the balance sheet and take advantage of favourable market conditions.

Funding risk
Funding markets
As part of the reduction in RBSH Group’s balance sheet, funding is now concentrated with RBS Group, who given their active role in the money markets, and access to a broad funding base, provide funding to ensure RBSH Group’s funding is sufficiently diversified.

RBSH Group accesses the wholesale funding markets directly or through its main operating subsidiaries via established funding programmes. The use of different entities to access the market from time to time allows RBSH Group to further diversify its funding mix and in certain limited circumstances demonstrate to regulators that specific operating subsidiaries have market access in their own right.

*unaudited

Financial review Capital and risk management

Funding sources
The table below shows RBSH Group’s primary funding sources excluding repurchase agreements.

	2014		2013		2012
	€m	%	€m	%	€m	%
Deposits by banks	4,542	33.4	7,233	41.0	21,841	64.4
Debt securities in issue
Commercial paper and certificates of deposit	—	—	—	—	116	0.3
Medium-term notes and other bonds (including securitisations)	1,017	7.5	1,319	7.5	2,486	7.4
	1,017	7.5	1,319	7.5	2,602	7.7
Subordinated liabilities	5,104	37.5	4,951	28.1	6,851	20.2
Wholesale funding	10,663	78.4	13,503	76.6	31,294	92.3
Customer deposits	2,933	21.6	4,118	23.4	2,620	7.7
Total funding	13,596	100	17,621	100	33,914	100

*unaudited

Financial review Capital and risk management

Credit risk
49	Definition
49	Sources of credit risk
49	Risk governance
49	Risk management
51	Risk measurement
52	Wholesale credit risk management

Financial review Capital and risk management

Credit risk
Risk management is conducted on an overall basis within RBS Group. Therefore the discussion on pages 49 to 56 refer principally to policies and procedures in RBS Group that also apply to RBSH Group.

Definition
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

Sources of credit risk
The RBSH Group is exposed to credit risk through wholesale lending, derivatives and through off-balance-sheet products such as trade finance and guarantees. The RBSH Group is also exposed to credit risk as a result of debt securities held for liquidity management purposes.

Risk governance
The potential for loss is mitigated through a robust credit risk culture and a focus on sustainable lending practices.

Operating model
The RBS Group credit risk management function, which is led by the Group Chief Credit Officer (GCCO), acts as the ultimate authority for the approval of credit and is responsible for ensuring that credit risk is within the risk appetite set by the RBS Group Board. The function is also responsible for managing concentration risk and credit risk control frameworks as well as developing and ensuring compliance with credit risk policies. In addition, the function conducts RBS Group-wide assessments of provision adequacy.

Credit risk within RBSH Group is managed by the RBS Group credit risk function through an RBSH Group credit risk delegate who reports to the GCCO and has a functional line to the RBSH Group CRO. RBSH Group credit risk management activities include credit risk appetite setting, transaction and portfolio analysis, and ongoing credit risk monitoring and oversight.

The Executive Risk Forum (ERF) has delegated approval authority to the Credit Risk Committee (CRC) to act on credit risk matters. These include, but are not limited to, credit risk appetite and limits (within the overall risk appetite set by the RBS Group Board and the ERF), credit risk strategy and frameworks, credit risk policy and the oversight of the credit profile across RBS Group. There are separate CRCs for the wholesale and personal portfolios. These are chaired by the GCCO or delegate.

The ERF has delegated approval authority to the RBS Group Provisions Committee to manage provisions adequacy, both individual and collective. The RBS Group Provisions Committee, which is chaired by either the Chief Risk Officer or the GCCO, approves recommendations from lower-level provisions committees, which in turn have delegated approval thresholds for certain provision adequacy decisions.

Key trends in the credit risk profile of RBSH Group, performance against limits and emerging risks are set out in the Risk Report provided to the RBSH Group Risk Controls Committee (RCC) and the Supervisory Board.

The Risk Infrastructure function provides a variety of services that enable the credit risk management function to operate. These include reporting of credit risk data, risk assurance, provision of credit risk models, systems strategy and change management.

Controls and assurance
The RBS Group credit control and assurance framework has three key components: credit policy, policy compliance assessment and independent assurance. These apply to both wholesale and personal credit risk at both portfolio and individual customer level.

The first component is the RBS Group Credit Policy Standard, which is part of the RBS Group Policy Framework. It sets out the rules that must be followed to ensure that credit risks are identified and effectively managed through the credit lifecycle.

The second component is a policy compliance assessment activity that credit risk undertakes to provide the GCCO with evidence of the effectiveness of credit risk management controls in place across RBS Group. The results of these reviews support the self-certification that credit risk must complete every six months.

The third component of RBS Group credit assurance framework is the credit quality assurance activity carried out independently by Risk Assurance, which is part of the Risk Infrastructure function. Risk Assurance independently reviews lending activities to identify control breaches, assess portfolio quality and recommend process improvements. These findings are escalated to senior management and plans to address shortcomings are recorded and tracked in RBS Group’s operational risk system. Risk Assurance’s credit quality assurance activities are overseen by the RBS Group Audit Committee and the results of its reviews are regularly shared with the regulators.

In addition, controls and processes are regularly reviewed by RBS Group’s Internal Audit (IA) function. IA provides assurance to the Group Audit Committee and senior executive that the main business risks have been identified and that effective controls are in place to manage these risks.

Risk management*
Risk appetite
Risk appetite across all risk types is set by RBS Group using specific quantitative targets under stress, including earnings volatility and capital adequacy. The credit risk appetite framework has been designed to reflect the factors that influence the ability to meet those targets. These include product and asset class, industry sector, single name and country concentrations. Any of these factors could generate higher earnings volatility under stress and, if not adequately controlled, undermine capital adequacy. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between risk appetite targets and the credit risk appetite framework. The frameworks are supported by a suite of policies that set out the risk parameters within which franchises must operate. Impairments, and associated key metrics such as loan loss rates and provision coverage, are an integral part of standard credit risk portfolio reviews and are presented to CRC monthly. These metrics are also fully considered as part of the sector and product class appetite reviews. RBS Group also manages its exposures to counterparty credit risk closely, using portfolio limits and specific tools to control more volatile or capital-intensive business areas.

*unaudited

Financial review Capital and risk management

Risk monitoring and problem debt management
A key aspect of credit risk management relates to problem debt management, from early problem identification through to litigation and recovery of cash when there is no realistic potential for rehabilitation. Various tools and techniques are deployed during this part of the credit cycle including the offering of forbearance. For further information refer to the Wholesale credit risk management sub-section.

Impairments and write-offs
Internal measures of credit risk are stated gross of impairments. However, impairments and write-offs are used as key indicators of credit quality as part of the overall assessment of credit risk incurred by RBS Group. These are estimated as follows:

Impaired definition
A financial asset is impaired if there is objective evidence that an event or events since initial recognition of the asset has adversely affected the amount or timing of future cash flows from it. The loss is measured as the difference between the carrying value of the asset and the present value of estimated future cash flows discounted at the original effective interest rate.

For wholesale exposures, days-past-due measures are typically used to identify evidence of impairment. In corporate portfolios, a period of 90 days past due is used. In sovereign portfolios, the period used is 180 days past due. Other factors are considered including: the borrower’s financial condition; a forbearance event; a loan restructuring; the probability of bankruptcy; or any evidence of diminished cash flows.

Provisioning
If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. The current net realisable value of the collateral will be taken into account in determining the need for a provision. This includes cash flows that may result from foreclosure less the costs of obtaining and selling the collateral, whether or not foreclosure is probable. No impairment provision is recognised in cases where amounts due are expected to be settled in full on realisation of the security. RBSH Group uses primarily one of the following two different methods to assess the amount of provision required: individual; and latent.

Individually-assessed provisions
Loans and securities above a defined threshold deemed to be individually significant are assessed on a case-by-case basis. Assessments of future cash flows take into account the impact of any guarantees or collateral held. Estimating the amount and timing of future cash flows involves judgement based on the facts available at the time and assumptions related to the future financial performance of the customer or counterparty and any guarantors as well as future economic conditions and the value of collateral. Projected cash flows are reviewed on subsequent assessment dates as new information becomes available.

Latent loss provisions
In the performing portfolio, latent loss provisions are held against losses incurred but not identified before the balance sheet date. Latent loss provisions reflect probability of default (PD) and loss given default (LGD) as well as emergence periods. The emergence period is the period between the occurrence of the impairment event and the identification and reporting of a loan as impaired.

Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as coupon period and repayment terms, and the duration of the administrative process required to report and identify an impaired loan as such. Emergence periods in RBSH Group vary across different portfolios from 150 days for non-forborne exposures to 365 days for forborne exposures. They are based on actual experience within the particular portfolio and are reviewed regularly.

Latent provisions are computed by applying portfolio-level LGDs, PDs and emergence periods. The wholesale calculation is based on similar principles but there is no segmentation into portfolios. PDs and LGDs are calculated individually.

*unaudited

Financial review Capital and risk management

Available-for-sale portfolios
RBSH Group reviews its portfolios of available-for-sale financial assets for evidence of impairment, which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and increased likelihood that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, in itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether evidence of impairment exists requires the exercise of management judgement. Unrecognised losses on RBSH Group’s available-for-sale debt securities are concentrated in its portfolios of asset-backed securities. Such losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macroeconomic outlook in Europe. The underlying securities remain unimpaired. See also the AFS analysis table on page 63.

Sensitivity of impairments to assumptions
Key assumptions relating to impairment levels of secured lending relate to the valuation of the security and collateral held, the timing of asset disposals based on the underlying market depth and liquidity and customer cooperation. Assumptions on timing also include an assessment of the ease and timing of the enforceability of loan agreements in varying legal jurisdictions. Assumptions are made on a case by case basis in the case of individually assessed provisions and are often based on judgement.

Key assumptions relating to impairment levels of unsecured lending relate to economic conditions and the interest rate environment, which have a direct impact on customers' debt servicing capabilities. For individual impairments greater than £1 million, oversight is provided by the RBS Group Provisions Committee.

Write-offs
Impaired loans and receivables are written-off, that is, the impairment provision is applied in writing down the loan's carrying value partially or in full, when there is no longer any realistic prospect of recovery of part or all of the loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs may be prompted by bankruptcy, insolvency, forbearance and similar events.

Risk measurement*
Risk exposure measurement
RBSH Group uses a range of measures for credit risk exposures. The internal measure used, unless otherwise stated, is credit risk assets (CRA) consisting of:

•
Lending exposure - measured using drawn balances and includes cash balances at central banks and loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases).

•
Counterparty exposures - measured using the marked-to-market value of derivatives after the effect of enforceable netting agreements and regulator-approved models but before the effect of collateral. Counterparty exposures include rate risk management, which includes those arising from foreign exchange transactions, interest rate swaps, credit default swaps and options.

•	Contingent obligations - measured using the value of the committed amount and including primarily letters of credit and guarantees.

CRA exclude issuer risk (primarily debt securities) and securities financing transactions. CRA take account of regulatory netting although, in practice, obligations are settled under legal netting arrangements that provide a right of legal set-off but do not meet the offset criteria under IFRS.

Risk models
RBS Group uses the output of credit risk models in the credit approval process -as well as for ongoing credit risk assessment, monitoring and reporting - to inform credit risk appetite decisions. These models may be divided into three categories:

Probability of default (PD)
PD models assess the probability of a customer failing its credit obligations over a one-year period.

•
Wholesale models - A number of credit grading models consider risk characteristics relevant to different customer types. These models use a combination of quantitative inputs, such as recent financial performance, and qualitative inputs such as management performance or sector outlook. As part of the credit assessment process, RBS Group assigns each customer an internal credit grade based on its PD.

Exposure at default (EAD)
EAD models provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. Regulatory requirements stipulate that EAD must always be equal to, or higher, than current utilisation. Exposure can be reduced by a legally enforceable netting agreement.

*unaudited

Financial review Capital and risk management

Loss given default (LGD)
LGD models estimate the amount that cannot be recovered in the event of customer default. When estimating LGD, RBS Group’s models assess both borrower and facility characteristics, as well as any credit risk mitigants. The cost of collections and a time-discount factor for the delay in cash recovery are also incorporated.

Changes to credit models
RBS Group reviews and updates models on an ongoing basis, reflecting the impact of more recent data, changes to products and portfolios, and new regulatory requirements. Extensive changes were made to wholesale models in 2012 and 2013. This continued in 2014 with further changes, notably in the corporate exposure class.

New PD models are being implemented for large corporate customers. The roll-out will be completed by mid-2015. The updated calibrations associated with these new models, which reference over 20 years of rating agency default experience, may result in downwards rating migrations across internal asset quality bands. For further information regarding the impact of this change refer to the Asset quality section on page 59.

Economic capital
The credit economic capital model is a framework that allows for the calculation of portfolio credit loss distributions and associated metrics over a given risk horizon for a variety of business purposes.

The model takes into account migration risk (the risk that credit assets will deteriorate in credit quality across multiple years), factor correlation (the assumption that groups of obligors share a common factor) and contagion risk (for example, the risk that the weakening of the sovereign’s credit worthiness has a significant impact on the creditworthiness of a business operating in that country).

Risk mitigation
Risk mitigation techniques are used in the management of credit portfolios across RBS Group, typically to mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations.

Mitigation tools applied can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties.

When seeking to mitigate risk, at a minimum RBS Group considers the following:

•	The suitability of the proposed risk mitigation, particularly if restrictions apply;

•	The means by which legal certainty is to be established, including required documentation, supportive legal opinions and the steps needed to establish legal rights;

•	The acceptability of the methodologies to be used for initial and subsequent valuation of collateral, the frequency of valuations and the advance rates given;

•	The actions which can be taken if the value of collateral or other mitigants is less than needed;

•	The risk that the value of mitigants and counterparty credit quality may deteriorate simultaneously;

•	The need to manage concentration risks arising from collateral types; and

•	The need to ensure that any risk mitigation remains legally effective and enforceable.

The RBS Group business and credit teams are supported by specialist in-house documentation teams. RBS Group uses industry-standard loan and security documentation wherever possible. However, when non-standard documentation is used, external lawyers are employed to review it on a case-by-case basis. For further information refer to the Wholesale credit risk management sub-section.

Wholesale credit risk management
Wholesale credit risk management focuses on the credit risks arising from activities with corporate and SME clients as well as banks, other financial institutions and sovereigns.

Risk appetite frameworks
Four formal frameworks are used to manage wholesale credit concentration risk. RBS Group continually reassesses its frameworks to ensure they remain appropriate for its varied business franchises and current economic conditions as well as to reflect further refinements in RBS Group’s risk measurement models.

Through the overlay model, RBSH Group’s concentration risks are captured in and primarily governed by, the RBS Group’s risk control frameworks. However, concentration risks are actively monitored from an RBSH Group perspective through monthly reporting and appropriate action is taken if necessary.

Single name concentration
A single name concentration (SNC) framework addresses the risk of outsized loss arising from a concentration of credit risk to a single borrower or borrower group. The framework includes elevated approval authority, additional reporting and monitoring, and the requirement for plans to address exposures in excess of appetite.

*unaudited

Financial review Capital and risk management

SNC excesses are reviewed on a gross basis as well as on a net basis after taking mitigation into account. All net excesses are managed through an approved, customer specific, exposure management plan. To reduce its SNC exposures, RBS Group may decide to sell excess amounts or rely on mitigation. To be considered effective under the framework, mitigation must be “eligible”. Examples of eligible credit risk mitigants include cash collateral, government or bank guarantees, credit default swaps or trade insurance. Eligible credit risk mitigants must also be structurally effective, legally certain, enforceable and characterised by an appropriate maturity profile.

Sector concentration
Sector concentration risk is the risk of an outsized loss arising from a concentration of credit risk to customers in the same sector or across sectors that are susceptible to similar stress events. The sector concentration framework enables RBS Group to manage this risk and acts as one of the primary mechanisms for cascading the RBS Group Board-approved risk appetite to business franchises. It also details the controls for managing and reporting credit exposure to industry sectors.

The sector concentration framework was revised in 2014. Previously, sectors were classified according to size. Under the revised sector framework, sectors are classified according to their risk (based on EC and various qualitative factors) as well as size. This classification drives the level of oversight and frequency of sector reviews. Reviews may include an assessment of business strategy, credit risk profile, key risks and mitigants, the current and expected future external environment, vulnerability to stress events, regulatory developments and economic capital usage to derive a proposed risk appetite along with transaction acceptance standards.

Product and asset class concentration framework
Product and asset class concentration risk is the risk of an outsized loss arising from a concentration in certain products or asset classes. The product and asset class framework monitors specific credit risk types such as settlement or wrong-way risk and products such as long-dated derivatives or securitisations. These product and asset classes may require specific policies and expertise as well as tailored monitoring and reporting measures. In some cases specific limits and thresholds are deployed to ensure that the credit risk inherent in these lines of business and products is adequately controlled. Exposures are reviewed regularly in accordance with the product and asset class concentration framework. The reviews consider the risks inherent in each product or asset class, the risk controls applied, monitoring and reporting of the risk, the client base, and any emerging risks to ensure risk appetite remains appropriate.

Country concentration
The country concentration framework is described in the Country risk section on pages 72 to 77.

Risk assessment
The credit risk function assesses, approves and manages the credit risk associated with a borrower or group of related borrowers.

The Group Chief Credit Officer has established a framework of individual delegated authorities, which are set out in the RBS Group Credit Risk Policy. The framework requires at least two individuals to approve each credit decision, one from the business and one from the credit risk function. Both must hold appropriate delegated authority, which is dependent on their experience and expertise. Only a small number of senior executives hold the highest authority provided under the framework. While both parties are accountable for the quality of each decision taken, the credit risk approver holds ultimate sanctioning authority.

Assessments of credit risk must, at a minimum, specifically address the following elements:

•	The amount, terms, tenor, structure, conditions, purpose and appropriateness of all credit facilities;

•	Compliance with applicable RBS Group-wide and/or franchise-level credit policies;

•	The customer’s ability to meet obligations, based on an analysis of financial information and a review of payment and covenant compliance history;

•	The source of repayment and the customer’s risk profile, including its sector and sensitivity to economic and market developments, and any credit risk mitigation;

•
Refinancing risk - the risk of loss arising from the failure of a customer to settle an obligation on expiry of a facility through the drawdown of another credit facility provided by RBSH Group or by another lender;

•	Consideration of other risks such as environmental, social and ethical, regulatory and reputational risks; and

•	The portfolio impact of the transaction, including the impact on any credit risk concentration limits or agreed business franchise risk appetite.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

Financial review Capital and risk management

Risk mitigation
RBS Group mitigates credit risk through the use of netting, collateral and the use of market standard documentation.

The types of collateral RBS Group takes to mitigate the credit risk arising from wholesale lending varies according to the nature of the counterparty and its assets. The most common types are:

•
Physical assets - These may include stock, plant, equipment, machinery, vehicles, ships and aircraft. Such assets are suitable collateral only if RBS Group can identify, locate, and segregate them from other assets on which it does not have a claim. RBS Group values physical assets in a variety of different ways, depending on the type of asset concerned and may rely on balance sheet valuations in certain cases.

•
Receivables - These are amounts owed to RBS Group’s counterparties by their own customers. RBS Group values them after taking into account the quality of its counterparty’s receivable management processes and excluding any that are past due.

All collateral is assessed case-by-case to ensure that it will retain its value independently of the provider. RBS Group monitors the value of the collateral and, if there is a shortfall, will seek additional collateral.

Problem debt management
Early problem identification
Each segment has defined early warning indicators (EWIs) to identify customers experiencing financial difficulty, and to increase monitoring if needed. EWIs may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If EWIs show a customer is experiencing potential or actual difficulty, credit officers within the business franchise may decide to place the customer on the Watchlist.

Watchlist*
For customers not managed in RCR, there are three Watch classifications - Amber, Red and Black - reflecting progressively deteriorating conditions. Watch Amber customers are performing customers who show early signs of potential financial difficulty, or have other characteristics that warrant closer monitoring. Watch Red customers are performing customers who show signs of declining creditworthiness and so require active management usually by Restructuring (formerly known as Global Restructuring Group). The Watch Black portfolio includes AQ10 exposures.

Once on the Watchlist, depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business or by Restructuring. In accordance with RBS Group-wide policies, a number of mandatory actions are taken, including a review of the customer’s credit grade and facility and security documentation.

In more material cases, a forum of experienced credit, portfolio management and remedial management specialists in either the relevant business or Restructuring may reassess the customer relationship strategy.

Appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt. Such circumstances include deteriorating trading performance, imminent breach of covenant, challenging macroeconomic conditions, a late payment or the expectation of a missed payment.

For all Watch Red cases, credit specialists in the relevant business are required to consult with their counterparts in Restructuring on whether the relationship should be transferred to Restructuring (for more information on Restructuring, refer to the section below). Watch Red customers that continue to be managed by the business tend to be those requiring subject matter expertise that is available in the business rather than in Restructuring.

Remediation strategies available in the business include granting a customer various types of concessions. Any decision to approve a concession will be a function of specific country and sector appetite, the credit quality of the customer, the market environment and the loan structure and security. For further information, refer to the Forbearance section below.

Other potential outcomes of the relationship review are to: take the customer off the Watchlist; offer additional lending and continue monitoring; transfer the relationship to Restructuring if appropriate; or exit the relationship altogether.

Customers managed in RCR are by their nature subject to heightened scrutiny and regular review against specific disposal plans. RCR customers are separately identified in RBS Group’s internal Watchlist reporting, with their Watchlist classification based on asset quality.

Restructuring
Separately to the Credit Risk management function, the Restructuring team manages RBS Group’s wholesale problem debt portfolio in cases where its exposure to the customer exceeds £1 million. In addition, Restructuring has a specialist credit function, the Strategy Management Unit, for distressed bilateral lending where the exposure is between £250,000 and £1 million.

The factor common to all customers managed by Restructuring is that RBS Group’s exposure is outside risk appetite. The primary function of Restructuring is to restore customers to an acceptable credit profile, minimise losses to RBS Group and protect RBS Group’s capital.

Specialists in Restructuring work with customers experiencing financial difficulties, and showing signs of financial stress, with the aim of restoring their business to financial health whenever possible. The objective is to find a mutually acceptable solution, including repayment, refinancing or transfer to another bank if that is the customer’s preferred option.

*unaudited

Financial review Capital and risk management

The specialists conduct a detailed assessment of the viability of the business, as well as the ability of management to deal with the causes of financial difficulty, focusing on both financial and operational issues. Following the assessment, various options are discussed with the customer (which may involve debt restructuring or forbearance or both) and bespoke solutions are developed.

If the customer’s finances are not viable and a mutually agreed exit is not possible, insolvency may be considered as a last resort. However, helping the customer return to financial health and restoring a normal banking relationship is always the desired goal.

Forbearance
Definition
Forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer’s financial difficulties.

Concessions granted where there is no evidence of financial difficulty, or where any changes to terms and conditions are within usual risk appetite (for a new customer), or reflect improving credit market conditions for the customer, are not considered forbearance.

A number of options are available. These are tailored to the customer’s individual circumstances. The aim is to restore the customer to financial health and to minimise risk to RBS Group. To ensure that forbearance is appropriate for the needs and financial profile of the customer, RBS Group applies minimum standards when assessing, recording, monitoring and reporting forbearance.

At 31 December 2014, loans totalling €57 million (2013 - €44 million) were subject to forbearance procedures but had not reached legal completion, the forbearance completed in 2014 was €7 million (2013 - nil).

Types of wholesale forbearance
Wholesale forbearance may involve the following types of concessions:

Payment concessions and loan rescheduling, including extensions in contractual maturity, may be granted to improve the customer’s liquidity. Concessions may also be granted on the expectation that the customer’s liquidity will recover when market conditions improve. In addition, they may be granted if the customer will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These options have been used in CRE transactions, particularly during periods where a shortage of market liquidity has ruled out immediate refinancing and made short-term collateral sales unattractive.

Debt may be forgiven, or exchanged for equity, where the customer’s business condition or economic environment is such that it cannot meet obligations and where other forms of forbearance are unlikely to succeed. Debt forgiveness can be used for stressed corporate transactions and  are typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model, strategy and debt level are viable, maintaining the business as a going concern is the preferred option, rather than realising the value of the underlying assets.

The contractual margin may be amended to bolster the customer’s day-to-day liquidity to help sustain its business as a going concern. This would normally be a short-term solution. As set out above, RBS Group would seek to obtain a return commensurate to the risk that it is required to take and this can be structured as set out above.

A temporary covenant waiver, a recalibration of covenants or a covenant amendment may be used to cure a potential or actual covenant breach. In return for this relief, RBS Group would seek to obtain a return commensurate with the risk that it is required to take. The increased return for the increased risk can be structured flexibly to take into account the customer’s circumstances. For example it may be structured as either increased margin on a cash or payment in kind basis, deferred return instruments or both. While RBS Group considers these types of concessions qualitatively different from other forms of forbearance, they constitute a significant proportion of wholesale forborne loans and are therefore included in these forbearance disclosures.

Loans may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms. All customers are assigned a PD and related facilities a LGD. These are re-assessed prior to finalising any forbearance arrangement in light of the loan’s amended terms and any revised grading is incorporated in the calculation of the impairment loss provisions for RBS Group’s wholesale exposures. Where forbearance is no longer viable, RBS Group will consider other options such as the enforcement of security, insolvency proceedings or both.

The ultimate outcome of a forbearance strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. The following are generally considered to be options of last resort:

•
Enforcement of security or otherwise taking control of assets - Where RBS Group holds collateral or other security interest and is entitled to enforce its rights, it may enforce its security or otherwise take control of the assets. The preferred strategy is to consider other possible options prior to exercising these rights.

•
Insolvency - Where there is no suitable forbearance option or the business is no longer sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

Impairments for forbearance
Wholesale loans granted forbearance are individually assessed in most cases and are not therefore segregated into a separate risk pool.

Forbearance may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows. This may result in the recognition of an impairment loss or a write-off.

Provisions for forborne wholesale loans are assessed in accordance with  normal provisioning policies. The customer’s financial position and prospects as well as the likely effect of the forbearance, including any concessions granted, are considered in order to establish whether an impairment provision is required.

*unaudited

Financial review Capital and risk management

All wholesale customers are assigned a PD and related facilities a LGD. These are re-assessed prior to finalising any forbearance arrangement in light of the loan’s amended terms and any revised grading incorporated in the calculation of the impairment loss provisions for RBS Group’s wholesale exposures.

For performing loans, credit metrics are an integral part of the latent provision methodology and therefore the impact of covenant concessions will be reflected in the latent provision. For non-performing loans, covenant concessions will be considered in determining the overall provision for these loans.

In the case of non-performing forborne loans, the loan impairment provision assessment almost invariably takes place prior to forbearance being granted. The amount of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted.

The transfer of wholesale loans subject to forbearance from impaired to performing status follows assessment by relationship managers and the Credit Risk function in Restructuring. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written-off and the balance of the loan returned to performing status. This course of action is not dependent on a specified time period and follows the credit risk manager’s assessment that it is appropriate.

Impairments
Impairments in the wholesale portfolio decreased compared with 2013. This reflected a better economic environment as well as an ongoing decrease of the RBSH Group credit portfolio following further transfers of assets to RBS Group.

Watchlist*
The following table shows a sector breakdown of credit risk assets of Watchlist Red counterparties managed by Restructuring.
At 31 December 2014, exposures to customers reported as Watchlist Red and managed by the business totalled €10.0 million (2013 - €10.2 million; 2012 - € 10.6 million).

	2014	2013	2012
Watchlist Red CRA by current exposure	€m	€m	€m
Property	—	2	4
Transport	179	113	212
Retail and leisure	—	8	99
Services	—	1	4
Other	—	198	122
Total	179	322	441

*unaudited

Financial review Capital and risk management

Balance sheet analysis
58	Sector and geographic concentration
58	Loans and advances to banks and customers by geographical region
59	Asset quality
61	Debt securities
62	Sector and geographical regional analyses
63	Available-for-sale debt securities and reserves

Financial review Capital and risk management

Balance sheet analysis
Sector and geographic concentration
The analyses in this section is provided to support the discussion on credit risk on pages 48 to 56. All disclosures are audited.

The following tables provide an analysis of the credit concentration of financial assets by sector and geography. Geographical regions are based on the location of the office.
	Loans and
	advances	Securities	Derivatives	Other (1)	Total
2014	€m	€m	€m	€m	€m
Central and local government	59	2,093	32	—	2,184
Financial institutions (2)	9,227	1,092	4,033	1,174	15,526
Personal	9	—	—	—	9
Corporate	2,177	77	367	1	2,622
Total gross of provisions	11,472	3,262	4,432	1,175	20,341
Provisions	(114)	(19)	—	—	(133)
Total	11,358	3,243	4,432	1,175	20,208

2013
Central and local government	85	5,937	45	6	6,073
Financial institutions (2)	9,826	9,412	4,385	3,197	26,820
Personal	227	—	—	—	227
Corporate	2,356	246	352	—	2,954
Total gross of provisions	12,494	15,595	4,782	3,203	36,074
Provisions	(195)	(12)	—	—	(207)
Total	12,299	15,583	4,782	3,203	35,867

2012
Central and local government	891	7,783	55	2	8,731
Financial institutions (2)	16,424	15,347	6,657	2,312	40,740
Personal	283	—	—	—	283
Corporate	4,278	757	843	11	5,889
Total gross of provisions	21,876	23,887	7,555	2,325	55,643
Provisions	(341)	(105)	—	—	(446)
Total	21,535	23,782	7,555	2,325	55,197

Notes:
(1)	Includes settlement balances of €40 million (2013 - €10 million; 2012 - €31 million).
(2)	Includes reverse repurchase agreements of €1.1 billion (2013 - €0.1 billion; 2012 - €0.1 billion).

Loans and advances to banks and customers by geographical region
The table below analyses loans and advances net of provisions by geographical region (location of office).
	2014	2013	2012
	€m	€m	€m
Loans and advances to banks
Netherlands	4,048	1,673	3,565
US	—	117	391
Rest of world	3,648	3,905	8,250
	7,696	5,695	12,206
Loans and advances to customers
Netherlands	645	638	1,518
US	—	37	—
Rest of world	2,894	3,109	4,862
	3,539	3,784	6,380
Balances with ultimate holding company
Netherlands	123	2,820	2,949
Total	11,358	12,299	21,535

Financial review Capital and risk management

Balance sheet analysis continued
Asset quality
The asset quality analysis presented below is based on RBSH Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades map to both an asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings agencies and are therefore excluded from the following table and are set out on page 61.

The following table details, for illustrative purposes only, the relationship between internal asset quality (AQ) bands and external ratings published by S&P, for illustrative purposes only. This relationship is established by observing S&P’s default study statistics, notably the one year default rates for each S&P rating grade. A degree of judgement is required to relate the probability of default (PD) ranges associated with the master grading scale to these default rates given that, for example, the S&P published default rates do not increase uniformly by grade and the historical default rate is nil for the highest rating categories.

Asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	A- to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

The mapping to the S&P ratings is used by RBSH Group as one of several benchmarks for its wholesale portfolios, depending on customer type and the purpose of the benchmark. The mapping is based on all issuer types rated by S&P. It should therefore be considered illustrative and does not, for instance, indicate that exposures reported against S&P ratings either have been or would be assigned those ratings if assessed by S&P. In addition, the relationship is not relevant for retail portfolios, smaller corporate exposures or specialist corporate segments given that S&P does not typically assign ratings to such issuers.

		Loans and advances
		Banks		Customer		Loans with
	Cash and	Derivative		Derivative		ultimate
	balances at	cash		cash		holding			Contingent
	central banks	collateral	Other	collateral	Other	company	Derivatives	Commitments	liabilities	Total (1)	Total
2014	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	%
AQ1	845	104	63	114	413	—	140	52	14	1,745	7.0
AQ2	—	78	254	2	79	—	244	48	1,121	1,826	7.3
AQ3	168	138	477	94	259	—	88	120	4,050	5,394	21.6
AQ4	122	—	373	—	1,315	—	1,387	363	298	3,858	15.4
AQ5	—	—	52	—	458	—	221	136	63	930	3.7
AQ6	—	—	23	—	251	—	85	11	14	384	1.5
AQ7	—	—	70	—	42	—	2	29	23	166	0.7
AQ8	—	—	—	—	24	—	9	8	—	41	0.2
AQ9	—	—	3	—	18	—	—	140	104	265	1.1
AQ10	—	—	—	—	7	—	1	14	—	22	0.1
Balances with RBS Group	—	—	6,061	—	371	123	2,255	—	1,451	10,261	41.1
Past due	—	—	—	—	3	—	—	—	—	3	—
Impaired	—	—	—	—	203	—	—	—	—	203	0.8
Impairment provision	—	—	—	—	(114)	—	—	—	—	(114)	(0.5)
Total	1,135	320	7,376	210	3,329	123	4,432	921	7,138	24,984	100

Financial review Capital and risk management

Balance sheet analysis continued

		Loans and advances
		Banks		Customers		Loans with
	Cash and	Derivative		Derivative		ultimate
	balances at	cash		cash		holding			Contingent
	central banks	collateral	Other	collateral	Other	company	Derivatives	Commitments	liabilities	Total (1)	Total
2013	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	%
AQ1	2,907	113	596	116	569	—	573	135	260	5,269	17.7
AQ2	—	120	164	—	204	—	136	14	1,189	1,827	6.2
AQ3	269	434	105	103	546	—	627	288	4,285	6,657	22.4
AQ4	17	80	1,025	58	961	—	825	207	768	3,941	13.3
AQ5	—	57	133	31	322	—	24	135	213	915	3.1
AQ6	—	—	6	—	416	—	9	27	25	483	1.6
AQ7	—	—	—	12	58	—	4	8	10	92	0.3
AQ8	—	—	3	—	44	—	—	15	22	84	0.3
AQ9	—	—	—	—	177	—	6	105	323	611	2.1
AQ10	—	—	—	—	9	—	10	38	—	57	0.2
Balances with RBS Group	—	—	2,859	—	42	2,820	2,568	—	1,361	9,650	32.5
Impaired	—	—	1	—	310	—	—	—	—	311	1.0
Impairment provision	—	—	(1)	—	(194)	—	—	—	—	(195)	(0.7)
Total	3,193	804	4,891	320	3,464	2,820	4,782	972	8,456	29,702	100

2012
AQ1	2,068	737	964	246	1,145	—	330	1,486	6,276	13,252	27.5
AQ2	—	264	6	—	192	—	577	1,321	431	2,791	5.8
AQ3	226	119	97	143	860	—	175	1,154	966	3,740	7.8
AQ4	—	310	334	40	1,713	—	1,365	802	695	5,259	10.9
AQ5	—	80	173	27	553	—	401	184	218	1,636	3.4
AQ6	—	—	1	—	839	—	11	103	135	1,089	2.3
AQ7	—	—	140	—	201	—	12	68	112	533	1.1
AQ8	—	—	26	—	79	—	31	43	8	187	0.4
AQ9	—	—	17	—	138	—	1	273	500	929	1.9
AQ10	—	—	—	—	27	—	28	35	1	91	0.2
Balances with RBS Group	—	—	8,938	—	—	2,949	4,624	237	1,737	18,485	38.4
Past due	—	—	—	—	12	—	—	—	—	12	—
Impaired	—	—	—	—	506	—	—	—	—	506	1.0
Impairment provision	—	—	—	—	(341)	—	—	—	—	(341)	(0.7)
Total	2,294	1,510	10,696	456	5,924	2,949	7,555	5,706	11,079	48,169	100
Note:
(1)	Excludes settlement balances in 2014 of €40 million (2013 - €10 million, 2012 - €31 million).

Financial review Capital and risk management

Debt securities
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor’s, Moody’s and Fitch.

	Central
	and local		Other financial				Of which
	government	Banks	institutions	Corporate	Total	Total	ABS (1)
2014	€m	€m	€m	€m	€m	%	€m
AAA	48	—	—	16	64	2.1	—
AA to AA+	462	—	92	—	554	18.6	—
A to AA-	700	164	154	—	1,018	34.1	154
BBB- to A-	811	—	—	133	944	31.7	—
Non-investment grade	72	15	146	—	233	7.8	—
Unrated	—	135	33	2	170	5.7	26
Total	2,093	314	425	151	2,983	100	180

2013
AAA	96	128	1,091	15	1,330	8.7	1,219
AA to AA+	3,214	179	1,819	30	5,242	34.3	1,946
A to AA-	1,034	111	315	10	1,470	9.6	372
BBB- to A-	1,411	3,524	1,353	—	6,288	41.1	4,679
Non-investment grade	237	211	275	—	723	4.7	428
Unrated	—	189	44	2	235	1.6	—
Total	5,992	4,342	4,897	57	15,288	100	8,644

2012
AAA	1,383	143	3,791	18	5,335	23.5	3,772
AA to AA+	3,528	525	1,542	124	5,719	25.3	2,026
A to AA-	1,761	150	595	15	2,521	11.1	561
BBB- to A-	972	4,012	3,084	13	8,081	35.7	7,077
Non-investment grade	290	316	25	5	636	2.8	341
Unrated	—	179	2	182	363	1.6	—
Total	7,934	5,325	9,039	357	22,655	100	13,777

Note:
(1)	Asset-backed securities.

Financial review Capital and risk management

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

				REIL	Provisions	Provisions
	Gross			as a % of	as a %	as a % of	Impairment	Amounts
	Loans	REIL	Provisions	gross loans	of REIL	gross loans	charge/(release)	written-off
2014	€m	€m	€m	%	%	%	€m	€m
Central and local government	59	—	—	—	—	—	—	—
Financial institutions	1,408	40	9	2.8	23	0.6	(4)	—
Personal	9	—	—	—	—	—	(22)	—
Corporate	2,177	163	100	7.5	61	4.6	(12)	30
Latent impairment	—	—	5	—	—	—	(10)	—
Total	3,653	203	114	5.6	56	3.1	(48)	30

Of which:
- Netherlands	686	130	41	19.0	32	6.0	(44)	3
- Overseas	2,967	73	73	2.5	100	2.5	(4)	27
Total	3,653	203	114	5.6	56	3.1	(48)	30

2013
Central and local government	85	—	—	—	—	—	—	—
Financial institutions	1,310	72	16	5.5	22	1.2	38	—
Personal	227	22	22	9.7	100	9.7	8	5
Corporate	2,356	216	143	9.2	66	6.1	(12)	98
Latent impairment	—	—	13	—	—	—	(72)	—
Total	3,978	310	194	7.8	63	4.9	(38)	103
of which:
- Netherlands	726	178	88	24.5	49	12.1	(35)	70
- Overseas	3,252	132	106	4.1	80	3.3	(3)	33
Total	3,978	310	194	7.8	63	4.9	(38)	103

2012
Central and local government	891	—	—	—	—	—	—	—
Financial institutions	1,269	61	14	4.8	23	1.1	43	213
Personal	283	41	12	14.5	29	4.2	17	34
Corporate	4,278	404	280	9.4	69	6.5	41	185
Latent impairments	—	—	35	—	—	—	(86)	—
Total	6,721	506	341	7.5	67	5.1	15	432

of which:
- Netherlands	1,672	253	155	15.1	61	9.3	6	50
- Overseas	5,049	253	186	5.0	74	3.7	9	382
Total	6,721	506	341	7.5	67	5.1	15	432

Financial review Capital and risk management

Available-for-sale debt securities and reserves
The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves net of tax, relating to securities issued by governments and other entities by country.

	2014					2013					2012
	Govern-				AFS	Govern-				AFS	Govern-				AFS
	ment	ABS	Other	Total	Reserve	ment	ABS	Other	Total	Reserve	ment	ABS	Other	Total	Reserve
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Netherlands	—	154	99	253	(47)	668	2,938	67	3,673	(113)	714	6,039	172	6,925	(602)
Spain	52	—	—	52	(2)	52	4,944	—	4,996	(573)	45	5,871	—	5,916	(1,491)
Germany	111	—	54	165	—	400	—	50	450	(2)	1,812	300	54	2,166	(3)
United
States	—	—	19	19	—	1,711	57	—	1,768	(25)	1,872	59	9	1,940	(44)
France	254	—	13	267	(11)	431	137	—	568	(42)	529	635	9	1,173	(60)
Italy	135	—	—	135	(41)	514	—	—	514	(60)	501	149	—	650	(116)
Belgium	324	—	9	333	(17)	531	—	—	531	(41)	1,006	—	—	1,006	(54)
India	533	—	—	533	—	487	—	198	685	(5)	—	—	—	—	—
Austria	208	—	113	321	(2)	340	182	31	553	(30)	367	184	110	661	(39)
China	266	—	46	312	(2)	187	—	—	187	—	214	—	27	241	—
Other	64	—	195	259	55	254	386	43	683	7	369	540	25	934	(83)
Total	1,947	154	548	2,649	(67)	5,575	8,644	389	14,608	(884)	7,429	13,777	406	21,612	(2,492)

Financial review Capital and risk management

Market risk
65	Definition
65	Sources of risk
65	Risk governance
65	Traded market risk
70	Non-traded market risk

Financial review Capital and risk management

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

Traded market risk
The majority of RBSH Group’s traded market risk exposure arises in CIB and RCR.

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

Some of these transactions involve trading or clearing financial instruments on an exchange, including interest rate swaps, futures and options. Holders of these instruments provide margin on a daily basis with cash or other security at the exchange.

Other products are not transacted on an exchange. Of these over-the-counter transactions, those with standard terms are cleared through central counterparties, while those that are more complex are settled directly with the counterparty and may give rise to counterparty credit risk, which RBSH Group manages actively.

Non-traded market risk
The majority of RBSH Group’s non-traded market risk exposure arises from assets and liabilities that are not classified as held for trading.

The management of non-traded market risk is largely organised in line with the following two key categories: non-traded interest rate risk (NTIRR) and non-traded foreign exchange risk. RBSH Group has no material exposure to non-traded equity risk.

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

Foreign exchange risk
Non-traded foreign exchange risk exposures for RBSH Group arise from two main sources:

•	Structural foreign exchange risk - arising from the capital deployed in foreign subsidiaries, branches and associates and related currency funding where it differs from the euro; and

•	Transactional foreign exchange risk - arising from customer transactions and profits and losses that are in a currency other than the functional currency of the transacting operation.

Equity risk
RBSH Group has no material exposure to non-traded equity risk.

Risk governance
RBS Group’s Market Risk function is responsible for identifying, measuring, monitoring and controlling the market risk arising from both trading and non-trading activities.

For general information on risk governance, refer to the Risk governance section on pages 26 to 30.

More specific information on the governance, management and measurement of traded and non-traded market risk is provided in each of the dedicated sections below.

Traded market risk
Controls and assurance
RBS Group’s market risk control and assurance framework has three key components: market risk policy; assurance approach policy; and independent assurance.

The Group Market Risk Policy Standard is part of the Group Policy Framework. It sets out the rules that RBS Group’s businesses must follow to ensure that market risks are identified, measured and effectively managed.

The assurance approach policy comprises various elements, including the Risk and Control Assurance Framework process. This process ensures that, on an ongoing basis, specifically designed controls are in place for the risks that RBS Group faces to ensure that its exposure does not exceed its appetite. The adequacy and effectiveness of these controls are tested according to their rating, at least annually. The results of this testing are shared regularly at the Market Risk Governance and Control Committee.

Market Risk Assurance forms part of Risk Assurance. This independent second line of defence function provides assurance on the robustness of the market risk framework within RBS Group, via centralised analysis of the control framework, complemented by the application of expert judgement through qualitative reviews. These findings are escalated to senior management and plans to address any shortcomings are recorded and tracked in the operational risk system. Market Risk Assurance activities are also reported directly and independently to the Group Audit Committee.

For information on valuation controls, independent price verification and model validation, refer to page 69.

Financial review Capital and risk management

Risk appetite*
Market risk appetite is the level of market risk that RBSH Group accepts when pursuing its business objectives, taking into account stressed scenarios. RBSH Group has a comprehensive structure and controls in place aimed at ensuring that this appetite is not exceeded. RBSH Group’s risk appetite is aligned with that of RBS Group.

RBS Group’s qualitative market risk appetite is set out in policy statements. These define the governance, responsibilities, control framework and requirements for the identification, measurement, analysis, management and reporting of market risk arising from trading and non-trading activities. These policies are also cascaded, as appropriate, to the legal entities, franchises and businesses to ensure there is a consistent control framework throughout.

The quantitative market risk appetite is expressed in terms of limits for the trading and non-trading activities. These limits, which establish a set of comprehensive boundaries within which business activities are conducted and monitored based on business plans, are proposed by the Director of Market Risk.

Once RBS Group-level limits are approved by the Executive Risk Forum (ERF), the Director of Market Risk may cascade the limits further down the organisation as required. For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions.

The limit framework at RBS Group level comprises value-at-risk (VaR), stressed value-at-risk (SVaR) and sensitivity and stress limits (for more details on VaR and SVaR, refer to pages 67 and 68). The limit framework at the lower levels also comprises additional metrics that are specific to the market risk exposures within its scope. These additional metrics aim to control various risk dimensions such as product type, exposure size, aged inventory, currency and tenor.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments.

Limit breaches at RBS Group level require escalation by the Director of Market Risk, as appropriate, to the ERF. Limit breaches at the lower levels require escalation by the head of the relevant market risk segment to the Director of Market Risk, as appropriate.

Risk assessment
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

Risk monitoring
RBSH Group’s traded market risk exposures are monitored against limits and analysed daily by market risk reporting and control functions. A daily report that summarises RBSH Group’s market risk exposures against the limits is sent to the RBSH Group Head of Market Risk.

The market risk functions also prepare daily risk reports that detail exposures against a more granular set of limits and triggers.

Finally, a market risk update is included in the monthly risk management report sent to RBSH Group Risk and Control Committee (RCC).

Risk control
To ensure approved limits are not breached and that RBS Group remains within its risk appetite, triggers at RBS Group and lower levels have been set such that if exposures exceed a specified level, action plans are developed by the front office, Market Risk and Finance.

Counterparty Exposure Management
Management of the RBS Group’s over-the-counter derivative counterparty credit risk and funding risk is carried out by the Counterparty Exposure Management (CEM) desk in CIB. CEM actively manages risk exposures and concentrations on behalf of both CIB and RCR. The hedging transactions CEM enters into are booked in the trading book and therefore contribute to the RBS Group’s market risk VaR exposure and capital.

Risk measurement
Value-at-Risk
VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level. For internal risk management purposes, RBS Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. RBS Group's VaR model is based on a historical simulation, utilising data from the previous 500 days on an equally weighted basis.

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

*unaudited

Financial review Capital and risk management

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

The Clean P&L figure for a particular business day is the firm’s actual P&L for that day in respect of the trading activities within the scope of the firm’s regulatory VaR model, adjusted by stripping out:

•	Fees and commissions;

•	Brokerage;

•	Additions to, and releases from, reserves that are not directly related to market risk; and

•	Any Day 1 P&L exceeding an amount of £500,000 (per transaction).

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

The VaR model is categorised as green, amber or red. A green model is consistent with a good working model and is achieved for models that have four or fewer back-testing exceptions in a 12 month period. For RBSH Group’s trading book, a green model status was maintained throughout 2014.

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

*unaudited

Financial review Capital and risk management

The need for an RNIV is typically identified in one of the following two circumstances: (i) as part of the New Product Risk Assessment process, when a risk manager assesses that the associated risk is not adequately captured by the VaR model; or (ii) as a result of a recommendation made by Model Risk or the model validation team when reviewing the VaR model.

The RNIVs provide a capital estimate of risks not captured in the VaR model and are regularly reported and discussed with senior management and the regulator. The methodology used in the material RNIV calculations is internally reviewed by Model Risk. Where appropriate, risk managers set sensitivity limits to control specific risk factors giving rise to the RNIV. RNIVs form an integral part of RBSH Group’s ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR. Since the introduction of the RNIV framework, progress has been made in transitioning RNIVs into the VaR model.

RBSH Group adopts two approaches for the quantification of RNIVs:

•	A standalone VaR approach. Under this approach, two values are calculated: (i) the VaR RNIV; and (ii) the SVaR RNIV.

•
A stress-scenario approach. Under this approach, an assessment of ten-day extreme, but plausible, market moves is used in combination with position sensitivities to give a stress-type loss number – the stressed RNIV value.

For each legal entity covered by RBS Group’s PRA VaR model waiver, RNIVs are aggregated to obtain the following three measures: (i) Total VaR RNIV; (ii) Total SVaR RNIV; and (iii) Total stressed RNIV. A similar process is followed for the market risk in RBSH Group. In each case, no allowance is made for potential diversification in respect of material RNIVs.

Stress testing*
RBSH Group undertakes daily market risk stress testing to identify vulnerabilities and potential losses in excess of or not captured in VaR. The calculated stresses measure the impact of changes in risk factors on the fair values of RBSH Group’s trading and available-for-sale portfolios. RBSH Group conducts scenario-based sensitivity analysis and historical and vulnerability-based stress testing.

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

At present, a holding period of 60 business days is applied for credit risk factors (including in the case of ABS) and for the AFS portfolios that are held by CIB Treasury and generally a period of 10 business days for other risk factors. RBS Group reviews the holding periods annually.

Historical stress tests form part of the RBSH Group market risk limit framework and stress test exposures are discussed with senior management and relevant information is reported to the RBSH Group Risk and Control Committee (RCC), the RBS Group Board and the RBSH Group Managing Board. Breaches in RBSH Group’s market risk stress testing limits are monitored and reported.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses the key vulnerabilities of the portfolio in terms of plausible, so-called vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, forward-looking, macroeconomic or hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. However, relevant scenarios are reported to senior management.

In addition, RBS Group carries out macroeconomic stress tests periodically as part of the firm-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the front office. Market risk stress results are combined with those for other risks into the capital plan that is presented to the RBS Group Board. The cross-risk capital planning process is conducted twice a year, in April/May and October/November, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios such as the PRA Anchor and the Federal Reserve Comprehensive Capital Analysis and Review and macroeconomic scenarios identified by the firm such as a euro crisis and a China hard landing.

Calculation of regulatory capital*
The market risks subject to capital requirements under Pillar 1 are primarily interest rate, credit spread and equity risks in the trading book. Interest rate and equity risks are split between general and specific risks. General risks represent market risks due to a move in a market as a whole, such as a main index or yield curve, while specific risks represent market risks arising from events particular to an underlying issuer.

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

The regulatory VaR and SVaR differ from internal VaR and SVaR as they cover only regulator-approved products, locations and legal entities. VaR and SVaR capture general and specific risks but not risks arising from the impact of defaults and rating changes associated with traded credit products and their derivatives.

The Incremental Risk Charge (IRC) model captures risks arising from defaults and rating changes for the more liquid traded credit instruments and their derivatives held in the trading book. It is calculated over a one year horizon to a 99.9% confidence level, and therefore represents a 1-in-1,000 loss over the following year.

*unaudited

Financial review Capital and risk management

Market risk analyses
Trading VaR
The table below analyses the internal VaR for RBSH Group’s trading portfolios segregated by type of market risk exposure.

	2014				2013				2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR summary	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Interest rate	2.1	1.8	4.8	1.1	1.7	1.1	3.4	0.7	3.0	2.0	7.4	1.8
Credit spread	2.1	1.8	4.0	0.1	0.2	0.1	0.9	—	1.4	0.8	3.9	0.8
Currency	1.4	1.5	3.0	0.6	1.1	0.8	2.6	0.4	1.7	1.3	11.3	0.6
Equity	0.5	0.2	1.3	0.1	0.3	0.1	1.1	0.1	2.1	0.7	9.7	0.5
Commodity	0.4	0.7	1.0	0.1	0.2	—	1.5	—	0.9	0.6	3.1	0.4
Diversification (1)		(3.3)				(0.5)				(2.8)
Total	3.2	2.7	5.7	2.0	2.0	1.6	3.4	0.9	4.4	2.6	11.3	2.1

Note:
(1)
RBSH Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key points
•
The main driver of the higher VaR utilisation in 2014 was an increase in volatility related to an onshore renminbi currency position that RBSH Group holds as a result of the unwinding of the equity business.

•	In addition, improvements to certain information technology architectures resulted in a degree of VaR volatility during H1 2014.

Valuation and independent price verification
Within RBS Group, traders are responsible for marking-to-market their trading book positions daily, ensuring that assets and liabilities in the trading book are measured at their fair value. Any profits or losses on the revaluation of positions are recognised daily.

Product controllers are responsible for ensuring that independent price verification processes are in place covering all trading book positions held by their business. Independent price verification and trader supervision are the key controls over front office marking of positions.

The validation of pricing models is discussed below.

Model validation
RBS Group’s independent model validation framework governing both pricing models and risk models (including VaR) is described below.

RBS Group uses a variety of models to manage and measure market risk, as described below. These models comprise pricing models (used for valuation of positions) and risk models (for risk measurement and capital calculation purposes). They are developed in both RBS Group-level and lower-level functions and are subject to independent review and sign-off.

A dedicated independent model review and challenge function - Model Risk - performs reviews of relevant models in two instances: (i) for new models or amendments to existing models and (ii) as part of its ongoing programme to assess the performance of these models.

A new model is typically introduced when an existing model is no longer fit for purpose or a new product requires a new methodology or model to quantify the risk appropriately. Amendments are usually made when a weakness is identified during use of a model or following analysis either by the model developers or by Model Risk.

Pricing models*
Pricing models are developed by a dedicated front office quantitative team, in conjunction with the trading desk. They are used for the valuation of positions for which prices are not directly observable and for the risk management of the portfolio.

Any pricing models that are used as the basis for valuing books and records are subject to approval and oversight by asset-level modelled product review committees.

These committees comprise representatives of the major stakeholders in the valuation process - trading, finance, market risk, model development and model review functions.

The review process comprises the following steps:

•
The committees prioritise models for review by Model Risk, considering the materiality of the risk booked against the model and an assessment of the degree of model risk, that is the valuation uncertainty arising from the choice of modelling assumptions.

•	Model Risk quantifies the model risk by comparing front office model outputs with those of alternative models independently developed by Model Risk.

•	The sensitivities derived from the pricing models are validated.

•	The conclusions of the review are used by Market Risk to inform risk limits and by Finance to inform model reserves.

*unaudited

Financial review Capital and risk management

Risk models*
All new risk models are subject to review and sign-off by Model Risk.
All model changes are approved through model governance at the franchise level. Changes to existing models that have an impact on VaR exceeding 5% at legal entity level or 15% at a major business level are also subject to Model Risk review and sign-off as are all model changes that require regulator approval before implementation.

Model Risk’s independent review comprises some or all of the following steps, as appropriate:

•	Testing and challenging the logical and conceptual soundness of the methodology;

•
Testing the assumptions underlying the model, where feasible, against actual behaviour. In its validation report, Model Risk will opine on the reasonableness and stability of the assumptions and specify which assumptions, if any, should be routinely monitored in production;

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

Based on the review and findings from Model Risk, an internal model governance committee with appropriate delegated authority considers whether a model can be approved for use and whether any conditions need to be imposed, including those relating to the remediation of material issues raised through the review process. Once approved through internal governance, the new or amended model is implemented. Models used by RBSH Group for regulatory reporting may additionally require DNB approval before implementation.

Model Risk also reassesses the appropriateness of approved risk models on a periodic basis according to the approved Periodic Review Policy. Each periodic review consists of a quick scan assessment and a subsequent decision by an internal model governance committee with appropriate delegated authority to re-ratify a model based on the quick scan assessment or to perform additional work prior to making a decision whether or not to re-ratify a model. In the quick scan assessment Model Risk assesses changes since the last approval along the following dimensions: change in size/composition of the portfolio, market changes, model performance, model changes, status of any outstanding issues, scheduled activities including work carried over from previous reviews.

This independent oversight also provides additional assurance that RBS Group holds appropriate capital for the market risk to which it is exposed.

The model testing team in Market Risk also performs regular VaR model testing, which is discussed in more detail under Risk measurement - value-at-risk on page 66.

Non-traded market risk*
RBSH Group manages non-traded market risk separately for non-traded interest rate risk and non-traded foreign exchange risk.

Controls and assurance
The ERF approves the non-traded market risk framework. The non-traded market risk policy statement sets out the governance and risk management framework through effective identification, measurement, reporting, mitigation, monitoring and control.

The models used for managing non-traded market risk are subject to the validation process described above.

Risk appetite*
RBSH Group’s appetite for non-traded market risk is approved by the Supervisory Board limits as recommended by the Director of Market Risk and the ALCo. Further information on the process and the limit framework can be found on pages 41 to 44.

Interest rate risk
RBSH Group policy is to manage interest rate sensitivity in banking book portfolios within defined risk limits. Interest rate risk is transferred from the banking divisions to RBSH Group Treasury. Aggregate positions are then hedged externally using cash and derivative instruments, primarily interest rate swaps, to manage exposures within RBSH Group Asset and Liability Management Committee approved limits. RBSH Group is required to manage non-traded interest rate risk (NTIRR) through transactions with RBS plc to the greatest extent possible.

Residual risk positions are routinely reported to ALCo, the Managing and Supervisory Boards and the RCC.

Key measures used to evaluate NTIRR are subjected to approval granted by the ALCo. Limits on NTIRR are set according to the Non-Trading Interest Rate and Foreign Currency Risk Policy Statement and are subject to RBSH Group ALCo approval.

NTIRR is measured using a version of the same Value at Risk (VaR) methodology that is used by RBS Group. VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

NTIRR one-day VaR at 99% confidence level for RBSH Group's retail and commercial banking activities was as follows. The figures exclude the banking books of Short Term Markets and Finance (STMF) which are managed by the traded market risk function.

*unaudited

Financial review Capital and risk management

	Average	Period end	Maximum	Minimum
	€m	€m	€m	€m
2014	8.6	6.3	9.9	5.4
2013	5.4	10.1	10.6	2.0
2012	6.0	5.2	9.6	4.4

Key point
•	RBSH Group's exposure to interest rate risk fell from end-2013 to end-2014 as a result of further business transfers to RBS plc as well as shorter maturity assumptions for some capital securities.

Structural foreign currency exposures
RBSH Group does not maintain material non-trading open currency positions, other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below sets out RBSH Group’s structural foreign currency exposures.
	Net		Structural
	investments	Net	foreign
	in foreign	investment	currency
	operations (1)	hedges	exposures
2014	€m	€m	€m
US dollar	1,047	(687)	360
Pound sterling	277	(215)	62
Other non-euro	2,025	(1,770)	255
	3,349	(2,672)	677

2013
US dollar	1,176	(533)	643
Pound sterling	(15)	15	—
Other non-euro	1,768	(1,660)	108
	2,929	(2,178)	751

2012
US dollar	1,259	(960)	299
Pound sterling	(397)	75	(322)
Other non-euro	2,558	(2,034)	524
	3,420	(2,919)	501

Note:
(1)    Includes minority participations.

Key points
•
RBSH Group's structural foreign currency exposure at 31 December 2014 was €0.7 billion, a net decrease of €0.1 billion on 2013. Net investments in foreign operations increased by €0.4 billion, while net investment hedges increased by €0.5 billion.

•
Changes in foreign currency exchange rates will affect equity in proportion to structural foreign currency exposure. A 10% strengthening in foreign currencies against the euro would result in a gain in equity of €75 million (2013 - €75 million; 2012 - €45 million), while a 10% weakening would result in a loss of €62 million (2013 - €75 million; 2012 - €55 million).

*unaudited

Financial review Capital and risk management

Country risk
73	Definition
73	Sources of risk
73	Overview
73	Outlook for 2015
73	Governance
73	Risk appetite
74	Risk mitigation
74	Risk monitoring
74	Measurement
74	Basis of preparation
75	Summary of country exposures

Financial review Capital and risk management

Country risk
Definition
Country risk is the risk of losses occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all or many individual exposures to a country, country event risk is a concentration risk. For other types of concentration risks such as product, sector or single-name concentration, refer to the Credit risk section.

Sources of risk
Country risk has the potential to affect all parts of RBSH Group’s portfolio across wholesale and retail activities that are directly or indirectly linked to the country in question. It arises from possible economic or political events in each country to which RBSH Group has exposure, and from unfavourable conditions affecting daily operations in a country.

Country events may include a sovereign default, a political conflict, a banking crisis or a deep and prolonged recession leading to possible counterparty defaults. Transfer or convertibility restrictions imposed by a country’s government to stem the loss of foreign currency reserves may temporarily prevent counterparties from meeting their foreign currency payment obligations. Major currency depreciation may also affect a customer’s income or debt burden, leading to default.

Unfavourable operating conditions may include the risk that a weak or creditor-unfriendly legal system within a country makes it difficult for RBSH Group to recover its claims in the event of customer default. An unreliable or unstable political system may lead to sudden compliance or reputational issues, or even expropriation without proper compensation.

Overview*
The conflict between Ukraine and Russia and the consequent escalating tensions between Russia and the West triggered an internal review of credit grades and limits.

The eurozone region emerged from recession, with some of the periphery countries recovering but growth in other countries, including Germany mostly sluggish. The EU’s Single Supervisory Mechanism (SSM) commenced in November 2014 when the European Central Bank (ECB) assumed supervisory responsibility for the 130 largest banks of the eurozone, after concluding a detailed Asset Quality Review of their books, adjusting balance sheets and stress testing their capital positions. This SSM is the first pillar of the EU Banking Union that should reduce the risk of a repeat of the financial crisis over the longer term and that helps to support the quality of the bank’s exposure, particularly in Europe. The other pillar will be the Single Resolution Mechanism, scheduled for 2016.

Important shifts in exposure occurred in 2014 as a result of the sale of a significant portion of RBSH Group’s liquidity portfolio bonds following internal asset quality reviews and stress tests. The sale consisted of Spanish covered bonds, contributing to a reduction in Spanish net balance sheet exposure to €0.1 billion (2013 - €5.0 billion; 2012 - €6.0 billion).

Outlook for 2015*
In 2015, recovery in the advanced economies will likely remain uneven, with widening differentials between the US and Europe in growth, price levels and policies. The policy divergence will be amplified by the January 2015 ECB announcement of a €1,000 billion quantitative easing programme, aimed at reversing deflation and stimulating credit growth, while the US Federal Reserve is expected to start tightening interest rates in the second half of 2015.

The Chinese economy continues its structural slowdown; broad reforms aim at ensuring more sustainable long-term growth, but accumulated financial vulnerabilities bear downside risks. Growth in emerging markets is expected to be restrained by reduced capital inflows, depressed global commodity prices, and geopolitical conflicts, at times resulting in market volatility in the most vulnerable economies.

Governance*
All country exposures in RBSH Group are covered by RBS Group’s country risk framework and a further set of specific RBSH Group country limits.

The RBS Group’s country risk framework is set by the RBS Group Executive Risk Forum (ERF). This body delegates authority to set sovereign ratings, sovereign loss-given-default rates, and country Watchlist colours to the Group Chief Credit Officer (CCO), who may further delegate this authority to Strategic Risk. The ERF delegates authority to decide on country risk matters such as risk appetite, risk management strategy and framework, and risk exposure and policy to the Credit Risk Committee (CRC), which may further delegate to Country Risk Management (CoRM). This includes the setting of country limits, where appropriate including allocations for specific product groups. The CCO and CRC can escalate issues to the ERF when necessary.

For further information on governance, refer to the Risk governance section on pages 26 to 30.

Risk appetite*
RBS Group’s country risk appetite framework has “top-down” and “bottom-up” components.

The top-down component is guided by RBS Group’s global risk appetite; each country’s internal sovereign rating; its strategic importance to RBS Group; the composition of RBS Group’s portfolio; the funding profile; and an assessment of the potential for losses arising from possible key country risk events. This component provides a clear structure for the consideration of downside scenarios, the identification of countries that pose material concentration risks to RBS Group, and possible management actions.

Bottom-up analysis includes the risk/return relationship as well as reputational and regulatory risk.

*unaudited

Financial review Capital and risk management

RBS Group country limits are set for almost all countries. The UK is an exception, given its home country status. The US is another exception because of the specific local risk management structure, the size of the local portfolio and corresponding role in RBS Group-wide risk management, together with the country's strong ratings and corresponding role in RBS Group-wide risk management, together with the country's strong ratings.

Specific RBSH Group country limits (capped by the overall RBS Group limits) are set by the RBSH Group Risk and Control Committee, which reports to the RBSH Group Board. The RBSH Group country limits leave only limited headroom for countries to which most of the RBSH Group exposure has migrated and that are on run-off, while allowing sufficient room for a small number of ‘active’ countries where exposure is still awaiting migration. Exposures to the Netherlands (the RBSH Group home country), the UK and the US, are exempt from RBSH Group country limits.

Risk mitigation*
Part of RBSH Group’s exposure is mitigated by guarantors or insurers (including export credit agencies), credit default swap (CDS) protection providers, or collateral in third countries, which will not be directly affected by a country event in the obligor’s country. Further details on credit mitigation instruments are provided in the Credit risk section.

CDS contracts are used to hedge either entire portfolios or specific individual exposures. These transactions are subject to regular margining, which usually takes the form of cash collateral. For European peripheral sovereigns, credit protection is purchased from a number of major European banks, mostly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, this risk is mitigated through specific collateralisation and monitored weekly.

Risk monitoring*
The CoRM team monitors and reports on RBS Group exposures to all countries, and follows up in the event of limit excesses. CoRM has delegated authority up to specified levels to decide on RBS Group country limit increases; any such decision must be reported to the CRC. Persistent excesses are escalated to the CRC. Regular reports that summarise RBSH Group’s remaining country risks are sent to senior RBSH Group management and RBSH Group limit excesses are followed up.

A country risk Watchlist process identifies emerging issues, facilitating the development of mitigation strategies.

Countries Watchlisted Amber are monitored closely. Appetite for countries Watchlisted Red is limited to short-term business in areas such as trade finance and derivatives, unless the country is deemed a strategic priority country.

Detailed portfolio reviews are conducted to ensure that the composition of country portfolios remains aligned with RBS Group’s country risk appetite in light of economic and political developments. Changes in sovereign ratings or country Watchlist status trigger a review of appetite and, where appropriate, are referred to the CRC for discussion.

Measurement*
In this section, country exposure includes wholesale and retail net on-balance sheet exposure (drawn amounts under lending facilities, net of provisions, mark-to-market derivatives positions and issuer-risk debt securities positions in the banking book and trading book) together with off-balance sheet exposure (contingent obligations and undrawn commitments).

RBS Group also estimates its funding mismatches at risk of redenomination in vulnerable eurozone countries. These mismatches are defined as the exposures (net of provisions) that would be expected to convert to a new national currency minus the liabilities that would be expected to re-denominate at the same time. The exposures exclude balances at low risk of redenomination, as identified through consideration of the relevant documentation, particularly the currency of exposure, governing law, court of jurisdiction, precise definition of the contract currency (for euro facilities), and location of payment.
Similar estimates are made for RBSH Group. It is noted that RBS Group has publicly stated it will support RBSH Group in case of need.

Basis of preparation
The tables in this section show RBSH Group’s exposure at 31 December 2014, 2013 and 2012. Exposures are reported by country of operation of the obligor, except exposures to governments and individuals, which are shown by country of residence.

The country of operation is the country where the main operating assets of a legal entity are held, or where its main cash flows are generated, taking account of the entity’s dependency on subsidiaries' activities.

Countries shown are those which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 December 2014, where RBSH Group’s balance sheet exposure (as defined in this section) to counterparties operating (or individuals residing) in them exceeded €0.5 billion. Also included are selected eurozone countries.

The exposures are stated before taking into account risk mitigants such as guarantees, insurance or collateral (with the exception of reverse repos) which may have been put in place to reduce or eliminate exposure to country risk events. The tables show net CDS positions separately, as RBSH Group may be either a net buyer or a net seller of protection.

*unaudited

Financial review Capital and risk management

Summary of country exposures
													CDS
	Net balance sheet exposure						Analysis of net balance sheet exposures				Off-		notional
			Other				Net	Debt	Net		balance	Total	less
	Sovereign	Banks	FI	Corporate	Personal	Total	lending	securities	Derivatives	SFT	sheet	exposure	fair value
2014	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

Eurozone
Italy	135	707	162	1	—	1,005	138	161	706	—	—	1,005	(196)
Spain	53	1	—	4	—	58	5	53	—	—	3	61	(4)
Ireland	—	—	—	54	—	54	54	—	—	—	12	66	—
Portugal	—	33	9	4	—	46	—	—	46	—	—	46	—
Cyprus	—	—	—	42	—	42	42	—	—	—	—	42	—

Eurozone
periphery	188	741	171	105	—	1,205	239	214	752	—	15	1,220	(200)

Belgium	324	148	7	9	—	488	17	333	138	—	4	492	(1)
France	254	4	—	13	—	271	1	267	3	—	148	419	(28)
Germany	141	6	27	53	—	227	50	165	12	—	105	332	(14)
Luxembourg	—	3	—	—	—	3	3	—	—	—	—	3	(1)
Other	217	—	113	—	—	330	—	330	—	—	—	330	(2)

Total
eurozone	1,124	902	318	180	—	2,524	310	1,309	905	—	272	2,796	(246)

India	784	2	183	646	—	1,615	912	676	27	—	460	2,075	—
China	428	293	294	543	—	1,558	1,169	312	76	1	292	1,850	—
2013

Eurozone
Italy	514	709	168	—	—	1,391	166	514	711	—	5	1,396	(192)
Spain	53	3,363	1,580	10	—	5,006	10	4,996	—	—	61	5,067	(5)
Ireland	169	56	—	—	—	225	—	225	—	—	—	225	—
Portugal	—	89	32	5	—	126	—	85	41	—	—	126	—
Cyprus	—	—	—	42	—	42	42	—	—	—	—	42	—
Greece	—	—	—	2	—	2	2	—	—	—	14	16	—

Eurozone
periphery	736	4,217	1,780	59	—	6,792	220	5,820	752	—	80	6,872	(197)

Belgium	531	142	146	—	—	819	146	531	142	—	14	833	(1)
France	431	1	137	—	—	569	1	568	—	—	269	838	(26)
Germany	400	50	—	77	—	527	67	450	10	—	204	731	(14)
Luxembourg	—	53	—	1	—	54	—	1	53	—	—	54	(4)
Other	340	58	124	31	—	553	—	553	—	—	25	578	(2)

Total
eurozone	2,438	4,521	2,187	168	—	9,314	434	7,923	957	—	592	9,906	(244)

India	728	249	86	653	—	1,716	797	842	77	—	417	2,133	—
China	425	1,087	239	544	—	2,295	2,000	210	84	1	800	3,095	—

Financial review Capital and risk management

Summary of country exposures
													CDS
	Net balance sheet exposure						Analysis of net balance sheet exposures				Off-		notional
			Other				Net	Debt	Net		balance	Total	less
	Sovereign	Banks	FI	Corporate	Personal	Total	lending	securities	Derivatives	SFT	sheet	exposure	fair value
2012	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

Eurozone
Italy	500	871	86	136	—	1,593	154	715	724	—	72	1,665	(180)
Spain	45	3,874	1,998	52	—	5,969	53	5,916	—	—	99	6,068	(5)
Ireland	156	218	—	93	—	467	25	433	9	—	47	514	—
Portugal	88	143	44	29	—	304	—	169	135	—	37	341	—
Cyprus	—	—	—	52	—	52	52	—	—	—	—	52	—
Greece	—	1	4	—	—	5	—	—	5	—	15	20	—

Eurozone
periphery	789	5,107	2,132	362	—	8,390	284	7,233	873	—	270	8,660	(185)

Belgium	1,006	180	270	4	—	1,460	274	1,006	180	—	88	1,548	(1)
France	529	184	638	116	—	1,467	119	1,173	175	—	551	2,018	(27)
Germany	1,813	432	10	221	—	2,476	156	2,166	148	6	521	2,997	(13)
Luxembourg	—	—	23	11	—	34	16	—	1	17	134	168	(2)
Other	393	59	125	110	—	687	—	687	—	—	43	730	(2)

Total
eurozone	4,530	5,962	3,198	824	—	14,514	849	12,265	1,377	23	1,607	16,121	(230)

India	1,006	253	83	1,487	87	2,916	1,716	1,137	63	—	676	3,592	—
China	454	602	72	782	—	1,910	1,551	314	45	—	422	2,332	(11)

Notes:
(1)	Net lending - Comprises loans and advances, including cash balances and risk elements in lending - net of provisions.
(2)
Debt securities - Comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as long positions (including DFV securities) net of short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest, are recognised in the income statement. Other changes in the fair value of AFS securities are reported in AFS reserves.

(3)
Derivatives (net) - Comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements in line with the corresponding regulatory capital models, but before the effect of collateral.

(4)
Securities financing transactions (SFT) (net) - Comprise the mtm value of the cash and securities that are due to RBS Group at a future date under repurchase agreements, reverse repurchase agreements, stock borrowing, stock lending and equity financing transactions, after the effect of collateral intrinsic to the transaction and legally enforceable netting agreements. Counterparty netting is applied as per the corresponding regulatory capital approach. Additional collateral called to offset mtm positions (variation margin) is not included.

(5)	Net balance sheet exposure - Comprises net lending, debt securities, derivatives (net) and SFT (net) exposures, as defined above.
(6)	Off-balance sheet - Comprises net letters of credit, guarantees, other contingent obligations and legally committed undrawn facilities.
(7)	Total exposure – Comprises net balance sheet exposure and off-balance sheet exposure, as defined above.
(8)
Credit default swaps (CDSs) - Under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. ‘Fair value’ (or ‘mtm value’) represents the balance sheet carrying value of the resulting exposure. The mtm value of CDSs is included in derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par value of the credit protection bought or sold and is included against the reference entity of the CDS contract. The column ‘CDS notional less fair value’ represents the net effect on exposure should the CDS contracts be triggered by a credit event, assuming a zero recovery rate on the reference exposure. This net effect would be the increase in exposure arising from sold positions netted against the decrease arising from bought positions. For a sold position, the change in exposure equals the notional less the fair value amount; this represents the amount RBSH Group would owe to its CDS counterparties if the reference entity defaulted. Positive recovery rates would tend to reduce the gross components (increases and decreases) of those numbers. Exposures relating to credit derivative product companies (CDPCs) and related hedges as well as Nth-to-default basket swaps have been excluded, as they cannot be meaningfully attributed to a particular reference entity or country.

(9)	Sovereign - Comprises central, regional and local government, and central banks.
(10)	Eurozone periphery - Italy, Spain, Ireland, Portugal, Greece and Cyprus.
(11)
Other eurozone - Austria, Estonia, Finland, Latvia, Malta, Slovakia and Slovenia. The Netherlands, while being a eurozone country, has been excluded in these country risk tables as RBSH Group is based in the Netherlands.

Financial review Capital and risk management

Key points*
•	During 2014, the US dollar and sterling appreciated against the euro by 13.3% and 7.0% respectively, impacting exposures.

•	Balance sheet and off-balance sheet exposures to nearly all countries were further wound down during 2014, after the major exposure migrations to RBS plc in 2012-2013.

•
Total eurozone (excluding the Netherlands) – net balance sheet exposure declined by €6.8 billion or 73% to €2.5 billion, largely caused by the sale of AFS debt securities exposure, mostly to Spain, from the bank’s liquidity portfolio.

•	Eurozone periphery – net balance sheet exposure decreased to €1.2 billion, a reduction of €5.6 billion or 82%, largely caused by the sale of Spanish AFS securities.

°
Italy - AFS government bonds exposure decreased by €0.4 billion. The remaining exposure of €1.0 billion mainly comprised €0.7 billion of (largely collateralised) derivatives exposure to banks and €0.2 billion of AFS government bonds. The latter was covered by bought CDS protection.

°
Spain - net balance sheet exposure decreased to less than €0.1 billion, due to sales of €4.8 billion (mostly covered bonds) from RBSH Group’s liquidity portfolio, under favourable market conditions. These sales also removed risk concentrations in Spanish banks and commercial real estate.

°	Ireland - The AFS government bonds held in the liquidity portfolio (€0.2 billion) were sold.

°
Funding mismatches - the estimated funding mismatch at risk of redenomination at 31 December 2014 remained approximately €0.5 billion for Italy, and was reduced to minimal for Spain (down from €5.0 billion, due to the sale of AFS bond holdings). The net positions for Ireland, Portugal, Cyprus and Greece all continued to be minimal. With the possible exception of Greece, risks of eurozone break-up (redenomination events) have materially receded since 2011-2012, owing to major improvements in liquidity conditions, driven by the availability of substantial new tools for the European Central Bank, the establishment of the European Stability Mechanism and member countries’ progress on reducing imbalances.

•
India - lending increased by €0.1 billion, reflecting currency movements and some increases in the non-bank FI and electricity sectors. In AFS debt exposure, €0.2 billion of bonds issues by banks were replaced by government bonds.

•
China - lending to banks and off-balance sheet exposure decreased by €0.8 billion and €0.5 billion respectively to €0.2 billion and €0.3 billion, mostly in trade finance, driven by more stringent capital requirements and an effort by RBSH Group to improve average returns in a highly competitive environment. AFS government bonds increased by €0.1 billion, representing increased liquidity.

*unaudited

Financial review Capital and risk management

Other risks*
Business risk
Definition
Business risk is the risk that RBSH Group suffers losses as a result of adverse variances in its revenues, costs or both as a result of its business plan and strategy

Sources of risk
Business risk exists at all levels of the organisation and is generated at the transaction level. It is affected by other risks RBSH Group faces, which could contribute to any adverse changes in revenues or costs.

Governance
The Managing Board has ultimate responsibility for business risk. Responsibility for the day-to-day management of business risk lies primarily with the franchises with oversight by the Finance function.

Risk Management, measurement and mitigation
RBSH Group seeks to minimise its exposure to business risk, subject to its wider strategic objectives. Business risk is identified, measured and managed through planning cycles and performance management processes. Expected profiles for revenues and costs are determined, on a bottom-up basis, through plans reflecting expectations of the external environment and RBSH Group’s strategic priorities. The Managing Board has ultimate responsibility for the impact of any volatility in revenues and costs on RBSH Group’s performance.

Strategic risk
Definition
Strategic risk is the risk that RBSH Group will make inappropriate strategic choices or that there will be changes in the external environment to which the RNSH Group fails to adapt its strategies.

Sources of risk
Strategic risk arises from decisions that fail to reflect the operating environment, or which do not take adequate account of execution challenges. These include decisions related to RBSH Group products and services which have implications for profitability, risk, the customer base, and for business growth.

Failure to manage this risk could have a wide-ranging impact. It could lower revenues, profitability and returns to shareholders, and severely impair the RBSH Group’s ability to meet other financial and non- financial objectives.

Governance
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

*unaudited

Corporate governance

80	Introduction
80	Corporate Governance in the Netherlands
80	Corporate Governance in the United States
80	Approval of Annual Report
80	Boards and Committees
81	The report of the Supervisory Board
84	The report of the Managing Board
86	Code of conduct
86	Sustainability
86	Relations with shareholders
86	Employees
88	The Dutch Banking Code (Code Banken)
91	Management’s report on internal control over financial reporting

Corporate governance

Introduction
RBSH Group maintains high corporate governance standards and its operations are guided by its code of conduct.

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

The Supervisory Board of RBSH Group has prepared its annual report which is published on pages 81 to 83 of this report. The report provides an overview of its activities during 2014.

Corporate governance in the Netherlands
Dutch Corporate Governance Code
As a result of the delisting in 2008, RBS Holdings is no longer required to adhere to Dutch Corporate Governance Code. RBSH Group ensures proper corporate governance by focusing on the Dutch Banking Code (Code Banken) which caters for specific corporate governance rules for banks. However as the Dutch Corporate Governance Code is of great standing within the Netherlands, RBSH Group adheres where possible.

The Dutch Banking Code (Code Banken)
The Code Banken came into force on 1 January 2010 and was updated on 1 January 2015. It requires banks to either comply with the Code Banken or explain any deviation from it. The Code Banken is applicable to RBS N.V. as it has a banking licence issued under the Dutch Financial Supervision Act. A further explanation on compliance with the Code Banken, including an update on the latest version, is provided on pages 88 to 90 of this report.

Capital Requirements Directive III (CRD III)
CRD III contains certain provisions on capital requirements for trading portfolios and securitisations. It also contains principles on sound compensation policies. Each member state of the European Union has the requirement to implement the directive in their national legislation.

RBSH Group adheres fully to the principles of CRD III that were implemented in the Netherlands.

Capital Requirements Directive IV (CRD IV)
On 1 January 2014, CRD IV came into force in the European Union. The Directive contains several Corporate Governance related requirements, which were implemented in Dutch law on 1 August 2014. Specific provisions have been integrated into the operations of the Supervisory Board to comply with the specific requirements.

European Banking Authority (EBA) guidelines on internal governance
The EBA has issued guidelines relating to internal governance arrangements of credit institutions. These take into account weaknesses identified in the financial crisis and build upon the Committee of European Banking Supervisors (CEBS) Guidelines.

The EBA guidelines are implemented by the local competent authorities, which is the Dutch Central Bank. RBSH Group adheres to the implemented guidelines.

DNB Principles on Sound Remuneration
The principles of sound compensation policies were implemented by the publication of the Regulation by the Dutch Central Bank on Sound Compensation Policies for Financial Institutions, which came into effect on 1 January 2011 and was updated in 2014. RBSH Group adheres fully to these principles.

Further details of the remuneration policy can be found in the RBS Group’s 2014 Annual Report on Form 20-F.

Corporate governance in the United States
As an SEC registered company, RBSH Group is subject to US securities laws, including the Sarbanes-Oxley Act, as well as certain corporate governance rules in connection with RBSH Group’s listing of NYSE Alternext debt.

To meet the requirements of the Sarbanes-Oxley Act, RBSH Group established a Disclosure Committee that formalised the roles, tasks and disciplines that were already in place for ensuring the accuracy and completeness of information disclosed to the market.

Approval of Annual Report
The Managing Board approved the Annual Report at its meeting on 30 April 2015. The Supervisory Board approved the Annual Report at its meeting on 30 April 2015. RBSH Group has proposed to its Shareholders that it adopts the 2014 financial statements, as included in this Annual Report, and discharge the Managing Board and Supervisory Board in respect of their management and supervision respectively.

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

Corporate governance

The report of the Supervisory Board
Dear Reader,

It is with great pleasure that I present to you the 2014 report of the Supervisory Board. This report provides you with an overview of the tasks and the activities of the Board during 2014.

In 2014 RBS Holdings continued to make good progress towards completing the transfers of businesses and assets to RBS plc. In addition to individual assets & liabilities, the RBSH Group business in Thailand transferred over to RBS plc.

The Supervisory Board has closely monitored the ongoing integration process in the past years and is pleased that the majority of its integration activities were completed successfully and on schedule by the end of 2013, clearing the road for the one-bank strategy of the RBS Group.

The Supervisory Board had oversight of the execution of this strategy, working together with the Managing Board through its meetings and conference calls. The Supervisory Board challenged the Managing Board on client focus, the timing and speed at which transfers were taking place and the potential impact on the bank’s international network. The corporate strategy was regularly discussed at Supervisory Board meetings in 2014.

Succession planning for the Managing Board and senior management was another important subject addressed by the Supervisory Board through the execution of the integration activities. This has been evidenced by the appointment of Mr Idzard van Eeghen to the Managing Board as a replacement for Mr Jeroen Kremers.

The tasks of the Supervisory Board
The main task of the Supervisory Board is to supervise the Managing Board, as well as the general affairs of RBS Holdings and the enterprises connected to it. Furthermore, it assists and advises management and supervises the corporate governance structure of RBS Holdings.

In performing their duties, the members of the Supervisory Board are guided by the interests of RBSH Group and the businesses connected to it and shall take into account the relevant interests of RBSH Group's stakeholders. Certain powers are vested in the Supervisory Board, including the approval of certain resolutions by the Managing Board. A complete overview of the powers vested with the Supervisory Board can be found in the Rules governing the Supervisory Board’s Principles and best Practices, which are published on the RBSH Group’s website at www.rbs.nl. These rules are also applicable to the Supervisory Board of RBS N.V. and include provisions on Risk & Audit items that were previously discussed in the separate Risk & Audit Committee of the Supervisory Board. They now also include rules in relation to specific remuneration and nomination topics as prescribed by the implementation of CRD IV in the Netherlands.

Members of the Supervisory Board
The Supervisory Board is an independent corporate body. Members of the Supervisory Board are appointed at the General Meeting of Shareholders. For each vacant seat the Supervisory Board nominates one or more candidates. Under the Dutch Corporate Governance Code, which is mandatory for listed companies and which the RBSH Group adheres to where possible, all members of the Supervisory Board must be independent with the exception of not more than one person. RBSH Group is not compliant with that standard. RBSH Group has three Supervisory Board members who cannot be considered as independent within the scope of the Dutch Corporate Governance Code.

Also, the Chairman and Vice-Chairman of the Supervisory Board are appointed by the Supervisory Board from among its members.

On 28 May 2014, Mr Nathan Bostock stepped down as the Chairman of the Supervisory Board. Mr Ewen Stevenson, the RBS Group Chief Financial Officer was appointed as the replacement for Mr Bostock on 11 August 2014.

The Supervisory Board confirms that its current composition has the necessary experience, expertise and independence to ensure that its members are able to properly execute their duties. All appointments were made in accordance with the Supervisory Board profile resulting in the current composition of the board. The Supervisory Board is of the opinion that the addition of a female Supervisory Board member would be beneficial to its functioning and would then align with the RBSG Group policy on diversity and inclusion. The Supervisory Board will therefore strive to identify and nominate a female candidate on the company’s Supervisory Board if a vacancy should arise.

Supervisory Board members are appointed for a term of four years and may be re-appointed after that term, with a maximum term of 12 years from the date of their first appointment. In addition, each member is required to resign at the first General Meeting of Shareholders after reaching the age of 70.

Candidates recommended for appointment or re-appointment to the Supervisory Board must meet the criteria of the membership profile, which are set out in the Rules Governing the Supervisory Board’s Principles and Best Practices of RBS Holdings, which are also applicable to the Supervisory Board of RBS N.V.

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

Corporate governance

In case of a (potential) conflict of interest of material significance between a member of the Supervisory Board and RBS Holdings, the Chairman of the Supervisory Board shall be notified. If the Chairman of the Supervisory Board has a (potential) conflict of interest of material significance, the Vice-Chairman is notified. The Supervisory Board member concerned will not take part in the assessment by the Supervisory Board where a conflict of interest exists. During 2014, no conflicts of interest have arisen.

Details of the remuneration of the Supervisory Board’s can be found on page 152.

Activities of the Supervisory Board
As of the 4th quarter of 2013, the operations of the Risk & Audit Committee, a separate sub committee to the Supervisory Board, were integrated into the operations of the Supervisory Board. As a result, going forward the Supervisory Board does not have a separate sub-committee, but Risk and Audit topics are discussed on a regular basis and a report with deliberations and findings is prepared for each regular meeting. In addition, specific nomination and remuneration topics are discussed on a regular basis. The members of the Supervisory Board collectively have sufficient accounting and financial management expertise to understand RBSH Group’s business, financial statements and risk profile.

The Supervisory Board works alongside RBS Group Remuneration Committee to ensure the implementation of a restrained and long-term remuneration policy which is aligned with the organisation's strategy and risk appetite, whilst also catering for an evermore globalising industry. The Supervisory Board extensively discussed remuneration at one of its  meetings, highlighting the focus that this topic continues to receive in the organisation. In addition, specific Remuneration provisions have been included into the Rules of the Supervisory Board.

The Supervisory Board met on 8 occasions during 2014, either via a meeting in person or via telephone conference. On a few occasions the members were also asked to give their approval on a few matters via email procedure.

The assessment of the functioning of the Managing Board members and Supervisory Board members has taken place in the fourth quarter of 2014 /beginning of 2015.

The Chairman of the Supervisory Board and the Company Secretary prepared the agenda for the meetings of the Supervisory Board in close co-operation with the Chairman of the Managing Board.

The Supervisory Board reviewed and adopted the full year 2013 results at its meeting on 30 April 2014 and reviewed and adopted the half-year financial report 2014 on 28 August 2014. The Board reviewed in these meetings regulatory, control and audit issues, including Sarbanes-Oxley Act 404 compliance.

Throughout 2014, the Supervisory Board received regular updates on the proposed transfers of assets and liabilities to RBS plc. The financial performance of RBSH Group was extensively discussed during a number of Supervisory Board meetings, which were attended by members of the Managing Board who gave an explanation of the results. Also, relevant members discussed the findings of the internal and external auditors.

Comprehensive information provided by the Managing Board and reviewed by the Supervisory Board gave a clear picture of RBSH Group’s risks, results, capital and liquidity position.

The strategy of RBSH Group was determined in conjunction with the divisional strategy of RBS Group and was adopted by the Supervisory Board during its meeting on 9 April 2010 and further updated in their meeting of 8 April 2011. Regular updates were provided during 2014.

The Shareholder reappointed Deloitte Accountants LLP as the external auditors of RBS Holdings for the statutory reporting of the 2014 financial year. All members of the Supervisory Board have complied with the requirement to attend meetings on a frequent basis.

Composition of the Supervisory Board
The members of the Supervisory Board as at 30 April 2015 are as follows:

		Date of first appointment	Date for re-election
Ewen Stevenson (Chairman)	(49, British/New Zealand, male)	11 August 2014	11 August 2018
Christopher Campbell (Vice-Chairman)	(56, British, male)	23 June 2011	23 June 2015
John Cummins	(53, British, male)	1 October 2013	1 October 2017

Mr Bostock resigned from the Supervisory Board on 28 May 2014.

Mr Stevenson was appointed to the Supervisory Board on 11 August 2014.

Mr Hepkema and Mr Rottinghuis resigned from the Supervisory Board with effect from 1 May 2014.

Furthermore, the Supervisory Board has determined that Mr Ewen Stevenson possesses the necessary relevant expertise in financial administration and accounting for listed companies and other large companies and therefore qualifies as a financial expert within the meaning of the Dutch Corporate Governance Code. It has also been determined that Mr Ewen Stevenson qualifies as an audit committee financial expert in accordance with Section 407 of the Sarbanes-Oxley Act.

Corporate governance

Ewen Stevenson - Chairman of the Supervisory Board
Mr Stevenson became Chief Financial Officer of The RBS Group in May 2014. He is a member of the RBS Group Board and the RBS Group Executive Committee.

Mr Stevenson was previously at Credit Suisse for 25 years where he was latterly co-Head of the EMEA Investment Banking Division and Co-Head of the Global Financial Institutions Group. Mr Stevenson has over 20 years of experience advising the banking sector while at Credit Suisse.

Mr Stevenson has a Bachelor of Commerce and Administration majoring in Accountancy and a Bachelor of Law from Victoria University of Wellington, New Zealand.

Christopher Campbell - Vice-Chairman of the Supervisory Board
Mr Campbell was appointed as a member of the Supervisory Board on 23 June 2011. Mr Campbell joined RBS Group in August 2005 as Deputy General Counsel and Director, Group Legal and became Group General Counsel in May 2010, in which role Mr Campbell had overall responsibility for advising the RBS Group Board and Executive Committee and for the provision of legal support to all of RBS Group’s business globally.

Prior to joining RBS Group, Mr Campbell was a partner for 18 years in Scotland’s largest law firm, Dundas & Wilson, and was Managing Partner from 1996 until he joined RBS Group in 2005. Mr Campbell retired from his executive role with RBS Group with effect from 31 March 2015 but continues to be associated with the bank as a non-executive director of Ulster Bank Limited and as a member of the Supervisory Board of RBS Holdings and RBS N.V..

John Cummins
In 2007, Mr Cummins joined RBS Group as Group Treasurer.  As Group Treasurer, Mr Cummins manages the treasury function for RBS Group. He is responsible for the management of the RBS Group’s capital, liquidity, and structural FX & interest rate risk and his role also includes responsibility for funding the RBS Group balance sheet, and the management of the RBS Group’s capital and resources policies.

In his previous role Mr Cummins managed the Treasury function for Standard Life Assurance Group.  He also filled the role of Finance Director, Standard Life Bank on an interim basis.

2006 - 2012 Mr Cummins was appointed Director of IFFIm, a AAA rated development institution.  The IFFIm Board is responsible for the management of the International Finance Facility for Immunisation Company (IFFIm), registered as a UK Charity. IFFIm has raised over $4 billion for vaccines in the developing world.

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

Ewen Stevenson
Chairman of the Supervisory Board

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

The Chairman of the Managing Board leads the Managing Board in its overall management of RBSH Group to achieve its performance goals and ambitions. The Chairman of the Managing Board is the main point of liaison with the Supervisory Board. The Chief Financial Officer is responsible for the financial affairs of RBSH Group, and the Chief Risk Officer is responsible for RBSH Group’s risk management and operational risk control. Alongside their overall corporate responsibilities, the members of the Managing Board are responsible for the management of the segments and control and support functions. The Managing Board has delegated certain tasks to a number of Managing Board committees which are described on pages 85 and 86 of this report.

Composition of the Managing Board
The members of the Managing Board as at 30 April 2015 are as follows:

		Date of first appointment	Date for re-election
Jan de Ruiter (Chairman)	(53, Dutch, male)	1 April 2010	1 April 2018
Cornelis Visscher	(49, Dutch, male)	18 July 2013	18 July 2017
Michael Geslak	(51, American, male)	1 April 2010	1 April 2018
Idzard van Eeghen	(54, Dutch, male)	18 June 2014	18 June 2018

On 1 April 2014, Mr Jeroen Kremers stepped down from the Managing Board. On 18 June 2014, Mr Idzard van Eeghen was appointed to the Managing Board.

Corporate governance

Jan de Ruiter
Chairman Managing Board RBS Holdings - RBS Group Netherlands Country Executive
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

Cornelis Visscher
Chief Financial Officer, RBS Holdings - RBS Group Netherlands Chief Financial Officer
Mr Visscher graduated from the Vrije Universiteit in Amsterdam with a degree in Business Economics, specialised in Financial Accounting and Management Accounting. He started his career at ABN AMRO in 1988, where, after several functions in Divisional and Group Finance, he ultimately became responsible for the delivery of ABN AMRO’s Group Management Information. Following the acquisition of (parts of) ABN AMRO by the RBS Group, Mr Visscher became the head of Group Consolidation, in which he was responsible for the split of the  ABN Amro  accounts between the Consortium members. Furthermore, in 2011 Mr Visscher was seconded to Edinburgh where he became the Head of Financial Control for the Retail & Wealth, Corporate and Business Services Divisions of RBS Group. In this role, he was amongst others responsible for the Offshore programme.  As of 2013 he is the CFO for RBS Holdings and a member of the RBS Holdings Managing Board. In addition to this role, he serves as CFO for RBS Netherlands Branch and in this role is part of the  Netherlands Country Management team.

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

Mr Geslak then moved to London as Global Chief Information Officer for ABN AMRO Wholesale Banking and managed the provision of all technology to the Global Markets and Global Transaction Services businesses. In 2006 he became Head of Services for Global Markets and EMEA. From 2009 to 2012 he became the RBS Group COO for EMEA. His current roles are CAO and Managing Board member for RBS Holdings and Business Services Business Partner for Non-Core and APS.

In addition to these responsibilities, for the past two years Mr Geslak has been leading the programme to de-risk RBS N.V. by transferring businesses to RBS plc.

Idzard van Eeghen
Chief Risk Officer, RBS N.V.
Mr van Eeghen started his career at AMRO Bank in 1984, which later merged into ABN AMRO Bank. From 1988 until 1996 he was corporate relationship manager and senior relationship manager in Eindhoven after which he became senior advisor structured finance in the Wholesale/Investment Bank division. In 1999 he joined the risk management division in Amsterdam where he was respectively Project Manager Regulatory Capital, Head of Credit Ratings & Credit Policies, Head of Credit Ratings & Portfolio Management, and Head of Integrated Risk & Country Risk. After the acquisition of ABN AMRO Bank in 2007 he was a member of the Risk Management Team overseeing the transition of the bank. In this period he was also seconded to Fortis Central Risk Management as Director Risk Performance in Brussels.

In 2010 Mr van Eeghen joined RBS Holdings to establish the risk office function of RBS Holdings, which he subsequently headed. In addition, he led the Economic Capital program of RBS Group and was involved with a number of other projects in RBS Group Risk Management. In 2014 Mr. van Eeghen became Chief Risk Officer and member of the Managing Board of RBS Holdings.

Mr. van Eeghen holds a Master’s degree in Economics from the State University of Groningen and a Master’s degree in Finance from TIAS Business school which is associated with the Tilburg University. Since 2014 he is Executive Fellow of the Duisenberg School of Finance. Mr. van Eeghen is co-author of the book 'Economic Capital: How it Works and What Every Manager Needs to Know’ published by Elsevier.

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

Managing Board committees
In order to provide effective oversight and leadership, the Managing Board has three sub-committees, the Risk & Control committee (RCC), the Asset & Liability management Committee (ALCo) and the Disclosure Committee.

Corporate governance

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

Code of conduct
The code of conduct applies to everyone who works for RBS Group. It promotes honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships. RBSH Group recognises that personal conduct, business integrity and RBSH Group’s security are crucial, and the code of conduct serves to inform those who work for us of RBSH Group’s expectations of their behaviour and practices.

The code of conduct is available on RBS Group’s website www.rbs.com.

Sustainability
Sustainability at RBS Group means building our business around long term thinking and support for our customers and the communities in which they live. Our core responsibility is to obey the law and to ensure that our business is built on safe and secure financial foundations, and we have worked hard in the years since the financial crisis to achieve this position. This underpins everything that RBS Group does and enables people to run their daily lives and businesses. Our position as a provider of credit supports economic growth and brings wider benefits to society.

But our ambition is to go further, to shape the world around us in a positive way. We recognise that we still have a long way to go achieve this position across our business. Sustainability is therefore not just about the many responsibilities and obligations that RBS Group has, but about taking leadership on a broad range of issues that are important to our stakeholders.

The RBS Group Sustainable Banking Committee is responsible for overseeing and challenging how management is addressing sustainable banking and reputation issues, considering the long term interests of all stakeholder groups.

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

Meetings of shareholders and convocation
The general meetings of shareholders shall be held in Amsterdam, or in The Hague, Rotterdam, Utrecht or Haarlemmermeer (Schiphol). The Annual General Meeting of Shareholders must be held within six months of the end of each financial year. In addition, general meetings of shareholders shall be held as frequently as deemed necessary by the Managing Board or the Supervisory Board and when required by law or by the Articles of Association. General meetings of shareholders shall be convened by the Managing Board or the Supervisory Board, without prejudice to the provisions of Sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code. Convocation shall take place not later than on the fifteenth day prior to the day of the meeting. Convocation shall state the items to be discussed or alternatively notice shall be given that such items may be inspected at the company’s offices. Proposals to amend the Articles of Association or proposals relating to a reduction of the company’s capital shall always be included in the actual convocation.

Employees
As at 31 December 2014, RBSH Group employed approximately 1,700 employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the accounts.

Leadership
Developing great leaders with the capability to deliver our ambition to be number one for customer service, trust and advocacy is a key priority, aligned to our People and Leadership Standards. In 2014 we rolled out Team Effectiveness sessions for new executive teams to help them role model our values and lead the transition to a new RBS Group.

Employee engagement
For RBS Group, building an engaged, healthy and inclusive workforce is crucial. Every year since 1999, through the Our View survey, people in all our businesses have shared their thoughts about what it’s like to work at RBS Group. The survey enables our people leaders to monitor levels of engagement and work with their teams to make improvements to the working environment. It also provides a mechanism for RBS Group to track employee perception of our culture and the progress we’re making.

Corporate governance

Living our values
The ways that we recruit, promote, reward, and manage our people are all aligned to our values, and this coherent approach is making a difference within the organisation – with more people (year on year) believing our values are making a difference to the way we work.

How we behave forms the character of our company and dictates how others see us. RBS Group’s code of conduct, Our Code, reflects our values and applies to everyone who works here. It is supported by the YES Check: a simple decision-making framework to help our people translate Our Code into their day-to-day roles. The YES check has been designed to meet the Financial Conduct Authority’s standard of conduct and is underpinned by ethical principles.

Our Code lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed. It’s available at rbs.com>about us>our values, or without charge, upon request, by contacting Corporate Governance and Secretariat at the telephone number listed on page 202.

Customer performance
Our approach to performance management allows us to provide clarity for our people about how their individual contribution links to our ambition, reward the behaviour that supports our values, and hold individuals to account for behaviour and performance that does not. In 2014 we completed alignment of our approach to performance management across RBS Group, so that in 2015 there is consistent bank-wide use of our balanced scorecard, People standards, Leadership standards, and online system.

Simple organisation
RBS Group is making steady progress towards building a smaller, simpler organisation. In 2014, we defined clear principles and practices around how the organisation would work, and new role accountabilities for the top 150 roles across the RBS Group, as part of redesigning our operating model.

We’ve moved from seven divisions to three customer franchises, redesigning our supporting functions and services to remove duplication and unnecessary management layers. In addition to supporting our strategic direction, this work has strengthened accountabilities across RBS Group, with robust governance in place to ensure future organisation designs are in line with these principles, positioning us to respond to ongoing regulatory requirements.

Employee consultation
RBS Group recognises employee representatives such as trade unions and work councils in a number of businesses and countries. Our European Employee Council provides an opportunity for elected representatives and management to discuss developments in RBS Group’s European operations. Discussions have continued to take place with employee representatives where appropriate on the progress of our strategic plans.

Employee learning and development
RBS Group maintains a strong commitment to providing all our people with the opportunity to grow through learning and development, which in turn helps to achieve business objectives and drive excellent customer service.

Supporting the professionalisation of our front line staff, all of our customer-facing employees are aware of the professional standards expected of them, and as at the end of 2014, 86% have completed related professional development programmes, giving colleagues the skills they need to do their job and serve customers well. Building the capability of our people is also crucial to ensure effective compliance behaviour. RBS Group has mandatory training modules for all employees to improve their understanding of the processes and controls required to properly manage key risks.

Diversity and inclusion
RBS Group’s ambition is to be number one for customer service, trust and advocacy in every one of our chosen business areas by 2020, supported by a people commitment to make RBS Group a great place to work. Valuing difference is therefore essential for our customers and colleagues. Our inclusion policy standard applies to all our people globally; and our strategy for diversity and inclusion sits with the RBS Group Board and Executive Committee.

Our approach during 2014/15 focuses on building inclusion into all stages of the employee lifecycle. In 2014 we started rolling out bank-wide unconscious bias learning for all employees, which will continue across 2015. We’ve introduced a gender target to increase the number of women in senior roles across RBS Group. Also we continue to support our employee-led networks, with membership across RBS Group at over 15,000 people.

This year RBS Group has been recognised for its work on Equality, Diversity and Inclusion by retaining our Platinum ranking from Opportunity Now (gender) for the second year; increasing our ranking from Silver to Gold for Race for Opportunity (race); retaining a position in the Times Top 50 Employers for Women for the eighth consecutive year; and improving upon our ranking in the Stonewall Workplace Equality Index (LGBT).

Wellbeing
Ensuring and supporting the wellbeing of our people is an important responsibility for RBS Group. A wide range of health benefits and services is in place to help them maintain good physical and psychological health, and support them if they do become unwell, including Lifematters, RBS Group’s Employee Assistance Programme. We continue to enhance and promote these services, targeting those issues that we know affect our people’s ability to bring the best of themselves to work. In 2014, Lifematters Online activity improved significantly through promotion via road shows, wellbeing fairs, and internal communications; and the popularity of the Lifematters App, which was launched in late 2013, continued to grow. In 2014 RBS Group also signed up to Time to Change: the UK’s biggest programme to challenge mental health stigma.

Corporate governance

The Dutch Banking Code (Code Banken)
Introduction
The Code Banken was drawn up by the Netherlands Bankers' Association (NVB) in response to the report entitled 'Restoring Trust' (Naar herstel van vertrouwen), which was published by the Advisory Committee on the Future of Banks (Adviescommissie Toekomst Banken) on 7 April 2009. The recommendations of the Advisory Committee’s report have been used as the basis for this Code Banken. The Code Banken is mandatory for RBSH Group as stated in Book 2 of the Civil Code as from 1 January 2010. An updated version of the Code Banken came into force on the 1 of January 2015.

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

A review is ongoing of the new Code Banken to determine if there are additional steps to be taken, which is expected not to be the case. This will be reported in the 2015 Annual Report.

Corporate Governance codes and the global footprint of RBS Group
RBSH Group is ultimately owned by RBS Group. When implementing the Code Banken, the Managing Board and Supervisory Board of RBSH Group will take into account the effects of similar codes of conduct implemented in the RBS Group with the aim to align all businesses with RBS Group.

Clients First
RBSH Group is aware of the fact that its long term success fully depends on how successful RBSH Group is in servicing its clients. To that extent, RBSH Group has taken additional measures to further embed ‘a client led culture’ in the organisation. Over the past few years certain themes in this area have been fleshed out in detail, resulting in the ‘Customer Charter’ and the ‘Treating Customers Fairly Policy’. The Customer Charter describes 14 ‘customer commitments’ divided into the following four categories:

•	Make banking easy
•	Help when you need us
•	Support the communities in which we work
•	Listen to you

More information about the Customer Charter can be found on the website: www.rbs.com.

In the Netherlands, RBSH Group primarily serves wholesale customers. The products and services which RBSH Group provides to these customers have been tailored accordingly and the mentioned Treating Customers Fairly Policy is applicable, where appropriate. With respect to the products and services have been offered to retail investors, we use methods including market research to gauge the requirements and opinions of (potential) customers. And as described on page 32 of this report, RBSH Group fully takes into account the yes-check to determine the suitability of a product being offered to clients.

Compliance with the Code Banken
RBSH Group considers the Code Banken as an important yardstick for the way banks draw lessons from the crisis. RBSH Group takes account of all relevant remuneration regulatory regimes, including the Code Banken in designing and implementing its remuneration policy as well as RBSH Group’s corporate governance structure.

Supervisory Board
The required expertise and experience are well embedded in the Supervisory Board providing for an independent board with a diverse composition. The board consists of executives of RBS Group with broad banking experience. A clearly defined process for the engagement and recruitment of a Supervisory Board member has been established. If a vacancy for a new member exists, a new member is sought based on an established Supervisory Board profile to ensure that the knowledge and expertise obtained when filling the vacancy is fully complementing the composition of the board.

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

Furthermore the functioning of the Supervisory Board, including its life long learning programme, has been assessed by an independent party. Their conclusion was that the Supervisory Board members discharge their roles and responsibilities in a satisfying way. The independent assessment is in accordance with the Code Banken which requires such independent assessment at least once every three years. As a result, the next assessment will take place in 2015.

In line with the requirement of the Code Banken, Supervisory Board members sign a moral and ethical declaration. Each Board member of RBS Holdings has signed such declaration.

Managing Board
The composition of the Managing Board of RBSH Group ensures that all business areas and all control and support functions are well represented in the board. The board comprises a Chairman, also responsible for Corporate & Institutional Banking, a Chief Risk Officer (CRO), a Chief Financial Officer (CFO) and a Chief Administrative Officer (CAO). To further clarify the specifics of each role on the board and to ensure adherence to agreements made on procedure and governance, a set of rules governing the Managing Board’s principles and best practices has been agreed.

Corporate governance

A programme covering aspects as stated in the Code Banken is ongoing to accommodate for life long learning of Managing Board members and such programme has been assessed on an annual basis.

The Managing Board will continuously ensure a prudent risk appetite, based on the risk appetite framework approved by the Supervisory Board. The Risk appetite framework shall be approved by the Supervisory Board at least once a year and is actively monitored during the year. Any material changes in the interim shall also require the Supervisory Board’s approval. The Managing Board takes the interests of all stakeholders (e.g. employees, clients, shareholders) into account in their decision making. The Managing Board recognises that duty of care for clients is an important component in doing business.

In line with the requirement of the Code Banken, Managing Board members sign a moral and ethical declaration. Each Board member of RBS Holdings has signed such declaration.

The principles in the moral and ethical declaration are incorporated into the RBS Group’s code of conduct which is issued to all new employees joining RBSH Group.

Risk Management
The Managing Board has arranged Risk Management in an adequate manner in order to ensure the Managing Board is aware in good time of any material risks run by the bank and to enable the Managing Board to manage these risks properly. The Chief Risk Officer of  RBS Holdings  is a member of the Managing Board.

The Managing Board, through its sub committees, the Risk & Control Committee (RCC) and the Asset & Liability Management Committee (ALCo) takes any decision that is of material significance to the risk profile, the capital position or the liquidity impact.

Since the 4th quarter of 2013, the former operations of the Risk & Audit Committee have been integrated into the Supervisory Board. Specific provisions have been included in the Rules for the Supervisory Board.

Audit
RBSH Group has a New Product Approval Process in place to ensure that all products are launched only after careful consideration of the risks and any other relevant factor applicable to such product. Internal Audit checks RBSH Group New Product Approval Process on design and effectiveness at least once per annum and reports its findings to both the Managing Board and Supervisory Board.

To ensure the function’s independence, the Head of RBS Holdings  Internal Audit reports into the Chairman of the Managing Board and the Chairman of the Supervisory Board. RBS Holdings Internal Audit also reports its opinion and findings on the quality of the control framework, the system of governance and the risk management of the bank to the Supervisory Board on a bi-annual basis and provides the Supervisory Board with their audit review in the remaining quarters of the year. RBS Holdings Internal Audit furthermore presents their annual audit plan to the Supervisory Board. The Managing Board shall ensure that a systemic audit is conducted of the risks managed in relation to the business activities of the bank.

The external auditors are invited to share their findings and opinion concerning the quality and effectiveness of the system of governance, risk management and the banks’ control procedures with the Supervisory Board on a quarterly basis. The external auditors present the annual audit plan to the Supervisory Board and both RBS Holdings Internal Audit and the external auditors take part in a tri-partite meeting with DNB (from November 2014, ECB as the lead regulator also partake in the meeting) to share their audit plans, analysis and findings at least once per annum. There is a clear escalation process by which the external auditors can raise, with management, any significant concerns.

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

All members of the Managing Board are remunerated through RBS plc. The full year remuneration of the Managing Board members in office as at 31 December 2014 continues to comply with the Code Banken.

RBS Group has had claw back provisions in place since 2009. This allows the Remuneration Committee to retrospectively limit any compensation at the time of vesting if it considers that the performance factors on which reward decisions were based have later turned out not to reflect the corresponding performance in the longer term.

The intention is to allow RBS Group to adjust historic remuneration for unforeseen issues arising during the deferral period, particularly those that do not easily lend themselves to quantitative measurement. Further details on the remuneration arrangements for RBS N.V. can be found in note 31 to this Report and Accounts.

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

Under the Code Banken, there is the requirement for shares granted to Managing Board members without financial consideration to be retained for at least five years or to the end of employment, whichever is sooner. RBSH Group is part of RBS Group and therefore adheres to the global RBS Group remuneration framework and policy which is compliant with UK regulatory requirements and the Capital Requirements Directive III and IV as implemented in both the UK and the Netherlands.

Corporate governance

Under the RBS Group-wide deferral arrangements, a significant proportion of annual bonus awards for employees deemed to be Material Risk Takers (MRTs) under regulatory requirements are deferred over a minimum three year period. RBS Group also provides long-term incentives which are designed to link reward with the long-term success of RBSH Group and recognise the responsibility participants have in driving its future success and delivering value for shareholders. Long-term incentive awards are structured as performance-vesting shares, with performance measured over three years and vesting taking place in equal tranches in years four and five.

In line with the requirements of the UK Prudential Regulation Authority and Financial Conduct Authority Remuneration Code, variable pay awards made to MRTs are subject to malus and clawback provisions and an appropriate retention period will also apply post vesting.

Under the RBS Group-wide deferral arrangements a significant proportion of annual incentive awards for the more senior employees are deferred over a three year period. In line with the requirements of the PRA remuneration Code, a proportion of deferred remuneration is subject to an appropriate retention period.

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

For details of remuneration of the Managing Board and Supervisory Board see Note 31 to the Financial Statements.

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

RBSH Group’s internal control over financial reporting is a component of an overall system of internal control. RBSH Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards ('IFRS') as adopted by the EU-members and issued by the International Accounting Standards Board ('IASB') and it includes:

•	Policies and procedures that relate to the maintenance of records that, in reasonable detail, fairly and accurately reflect the transactions and disposition of assets

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

Management assessed the effectiveness of RBSH Group’s internal control over financial reporting as of 31 December 2014 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of 'Internal Control – Integrated Framework'.

Based on its assessment, management believes that, as of 31 December 2014, RBSH Group’s internal control over financial reporting is effective.

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

Independent verification
The independent registered public accounting firm are not required to provide an opinion on the effectiveness of internal control over financial reporting for RBSH Group. This is because the company qualifies as a ‘non-accelerated filer’ as defined by the US Securities & Exchange Commission. Following a change to US legislation during 2010, such companies are permanently exempted from an independent audit over internal controls over financial  reporting by the independent registered public accounting firm.

Jan de Ruiter
Chairman of the Managing Board

Cornelis Visscher
Chief Financial Officer

Amsterdam, 30 April 2015

Consolidated income statement for the year ended 31 December 2014

		2014	2013	2012
	Note	€m	€m	€m
Interest receivable		532	768	1,628
Interest payable		(345)	(530)	(1,023)
Net interest income	1	187	238	605
Fees and commissions receivable		158	119	469
Fees and commissions payable		(16)	(49)	(198)
Income from trading activities		(9)	46	49
Other operating income		(47)	83	(217)
Non-interest income	2	86	199	103
Total income		273	437	708
Staff costs		(85)	(175)	(741)
Premises and equipment		(26)	(50)	(186)
Other administrative expenses		(194)	(291)	(550)
Depreciation and amortisation		(14)	(21)	(49)
Write down of goodwill and other intangible assets		—	—	(4)
Operating expenses	3	(319)	(537)	(1,530)
Loss before impairment losses		(46)	(100)	(822)
Impairment losses	11	(11)	(42)	(65)
Operating loss before tax		(57)	(142)	(887)
Tax charge	6	(58)	(12)	(129)
Loss from continuing operations		(115)	(154)	(1,016)
Profit from discontinued operations, net of tax	17	15	19	17
Loss for the year		(100)	(135)	(999)

Attributable to:
Controlling interests		(100)	(135)	(999)

The accompanying notes on pages 106 to 161, the accounting policies on pages 97 to 105 and the audited sections of the Financial review: Capital and risk management on pages 25 to 78 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2014

	2014	2013	2012
	€m	€m	€m
Loss for the year	(100)	(135)	(999)
Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	(8)	—	—
Items that do qualify for reclassification
Available-for-sale financial assets	825	1,591	448
Cash flow hedges	(3)	—	22
Currency translation	82	(67)	(192)
Tax (charge)/credit	(1)	1	(3)
	903	1,525	275
Other comprehensive income after tax	895	1,525	275
Total comprehensive income/(loss) for the year	795	1,390	(724)

Attributable to:
Controlling interests	795	1,390	(724)

The accompanying notes on pages 106 to 161, the accounting policies on pages 97 to 105 and the audited sections of the Financial review: Capital and risk management on pages 25 to 78 form an integral part of these financial statements.

Consolidated balance sheet as at 31 December 2014

		2014	2013	2012
	Note	€m	€m	€m
Assets
Cash and balances at central banks	8	1,135	3,193	2,294
Loans and advances to banks	8	7,696	5,695	12,206
Loans and advances to customers	8	3,539	3,784	6,380
Amounts due from the ultimate holding company	8	123	2,820	2,949
Debt securities and equity shares	13,14	3,243	15,583	23,782
Settlement balances	8	40	10	31
Derivatives	12	4,432	4,782	7,555
Deferred tax	20	34	40	420
Interests in associates	15	947	785	734
Prepayments, accrued income and other assets	16	1,105	1,068	799
Assets of disposal groups	17	1,257	2,048	13,804
Total assets		23,551	39,808	70,954

Liabilities
Bank deposits		4,542	7,233	21,841
Repurchase agreements and stock lending		636	11,710	12,624
Deposits by banks	8	5,178	18,943	34,465
Customer accounts	8	2,934	4,151	2,638
Debt securities in issue	8	1,017	1,319	2,602
Settlement balances and short positions	18	34	105	107
Derivatives	12	4,555	5,862	9,644
Accruals, deferred income and other liabilities	19	1,122	1,065	1,782
Deferred tax	20	88	63	40
Subordinated liabilities	21	5,104	4,951	6,851
Liabilities of disposal groups	17	46	407	11,026
Total liabilities		20,078	36,866	69,155

Total equity		3,473	2,942	1,799
Total liabilities and equity		23,551	39,808	70,954

The accompanying notes on pages 106 to 161, the accounting policies on pages 95 to 105 and the audited sections of the Financial review: Capital and risk management on pages 25 to 78 form an integral part of these financial statements.

Consolidated statement of changes in equity for the year ended 31 December 2014

	2014	2013	2012
	€m	€m	€m
Called-up share capital
At 1 January	—	—	1,852
Transfer to share premium	—	—	(1,852)
At 31 December	—	—	—

Share premium account
At 1 January	2,924	3,171	2,187
Transfer from share capital	—	—	1,852
Transfer resulting from Dutch Scheme	—	—	(868)
Transfer resulting from cross border merger	—	(247)	—
Capital injection (1)	139	—	—
Distribution (2)	(403)	—	—
At 31 December	2,660	2,924	3,171

Available-for-sale reserve
At 1 January	(881)	(2,473)	(2,918)
Unrealised gains	486	1,538	420
Realised losses	339	53	28
Tax	(2)	1	(3)
At 31 December	(58)	(881)	(2,473)

Cash flow hedging reserve
At 1 January	—	—	(22)
Amount recognised in equity	(3)	—	—
Amount transferred from equity to earnings	—	—	22
Tax	1	—	—
At 31 December	(2)	—	—

Foreign exchange reserve
At 1 January	(302)	(235)	(43)
Losses arising during the year	(7)	(46)	(25)
Reclassification of foreign currency gains included in the income statement (3)	89	(21)	(167)
At 31 December	(220)	(302)	(235)

Retained earnings
At 1 January	1,201	1,336	2,339
(Loss)/profit attributable to controlling interests
- continuing operations	(115)	(154)	(1,016)
- discontinued operations	15	19	17
Actuarial losses	(8)	—	—
Other movements	—	—	(4)
At 31 December	1,093	1,201	1,336

Equity attributable to controlling interests	3,473	2,942	1,799

Non-controlling interests
At 1 January	—	—	21
Recycled to profit or loss on disposal of business	—	—	(21)
At 31 December	—	—	—

Total equity at 31 December	3,473	2,942	1,799

Notes:
(1)	Capital injection from RFS Holdings BV reflecting amounts received by RFS Holdings BV from Santander (€72 million) and NL Financial Investments (€67 million).
(2)	Includes distribution of €103 million to RFS Holdings BV to fund the repayment of its loan from ABN AMRO Bank and a dividend of €300 million.
(3)	Includes €13 million relating to gains recycled to profit and loss due to transfers to RBS plc during 2014 (2013 - €20 million; 2012 - €174 million).

The accompanying notes on pages 106 to 161, the accounting policies on pages 97 to 105 and the audited sections of the Financial review: Capital and risk management on pages 25 to 78 form an integral part of these financial statements.

Consolidated cash flow statement for the year ended 31 December 2014

		2014	2013	2012
	Note	€m	€m	€m
Operating activities
Operating loss before tax from continuing operations		(57)	(142)	(887)
Profit before tax from discontinued operations		27	31	28
Adjustments for:
Interest on subordinated liabilities		182	203	232
Elimination of foreign exchange differences		242	56	(30)
Impairment losses on debt securities		58	34	48
Other non-cash items		611	267	(1,343)
Net cash inflow/(outflow) from operating activities		1,063	449	(1,952)
Changes in operating assets and liabilities	27	(15,467)	(8,273)	(15,176)
Net cash flows from operating activities before tax		(14,404)	(7,824)	(17,128)
Income taxes received/(paid)		42	(35)	(196)
Net cash flows from operating activities		(14,362)	(7,859)	(17,324)

Investing activities
Sale and maturity of securities		12,583	8,896	12,946
Purchase of securities		(410)	(305)	(2,360)
Disposal of subsidiaries/businesses (1)		255	(3,362)	(10,188)
Other (divestment)/investment		54	37	256
Net cash flows from investing activities		12,482	5,266	654

Financing activities
Capital injection		139	—	—
Repayment of subordinated liabilities		(445)	(1,907)	(85)
Distribution		(403)	—	—
Interest on subordinated liabilities		(184)	(212)	(240)
Other		—	—	(21)
Net cash flows from financing activities		(893)	(2,119)	(346)
Effects of exchange rate changes on cash and cash equivalents		127	40	2

Net decrease in cash and cash equivalents		(2,646)	(4,672)	(17,014)
Cash and cash equivalents at 1 January		5,358	10,030	27,044
Cash and cash equivalents at 31 December	29	2,712	5,358	10,030

Note:
(1)	2012 and 2013 relates to the transfer of subsidiaries and businesses to RBSG and RBS plc during the year.

The accompanying notes on pages 106 to 161, the accounting policies on pages 97 to 105 and the audited sections of the Financial review: Capital and risk management on pages 25 to 75 form an integral part of these financial statements.

Accounting policies

1. Corporate information
RBS Holdings N.V. (the company) is a public limited liability company, incorporated under Dutch law on 30 May 1990 and registered at Gustav Mahlerlaan 350, 1082 ME Amsterdam, the Netherlands. RBSH Group offers a wide range of banking products and financial services principally in Europe and Asia.

The company is wholly owned by RFS Holdings B.V., itself 97.7% owned by The Royal Bank of Scotland Group plc (RBSG). RBSG is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBS Group is the ultimate parent company of RBS Holdings N.V. The consolidated financial statements of RBS Holdings N.V. are included in the consolidated financial statements of RBS Group.

The consolidated financial statements of RBSH Group for the year ended 31 December 2014 incorporate financial information of the company, its controlled entities and interests in associates and joint ventures. The consolidated financial statements were signed and authorised for issue by the Managing Board on 30 April 2015 and by the Supervisory Board on 30 April 2015. The right to request an amendment of the financial statements is embedded in the Netherlands Civil Code. Interested parties have the right to ask the Enterprise Chamber of the Amsterdam Court of Appeal for an amendment of the financial statements.

2. Presentation of accounts
The Managing Board, having made such enquiries as they considered appropriate, including a review of RBSH Group’s forecasts, projections and other relevant evidence regarding the continuing availability of sufficient resources from the RBS Group, have prepared the financial statements on a going concern basis.

As announced on 19 April 2011, RBS Group is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations as issued by the IFRS Interpretations Committee (IFRIC) of the IASB and IFRS as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement', it has relaxed some of the standard's hedging requirements.

RBSH Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: RBSH Group's financial statements are prepared in accordance with IFRS as issued by the IASB.

The RBSH Group adopted a number of new and revised IFRSs effective 1 January 2014:

‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ adds application guidance to IAS 32 to address inconsistencies identified in the application of the standard’s criteria for offsetting financial assets and financial liabilities.

‘Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)’ applies to investment entities; such entities should account for their subsidiaries (other than those that provide services related to the entity’s investment activities) at fair value through profit or loss.

IFRIC 21 ‘Levies’ provides guidance on accounting for levies payable to public authorities prohibiting recognition of a liability before the trigger point is met.

IAS 36 ‘Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)’ aligns the recoverable amount disclosure requirements in IAS 36 with IASB’s original intentions.

IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)’ provides relief from discontinuing hedge accounting on novation of a derivative designated as a hedging instrument.

The implementation of these requirements has not had a material effect on RBSH Group’s accounts.

The accounts are prepared on a historical cost basis of measurement except for certain financial instruments that are measured at fair value as described in Accounting Policies 11, 13 and 15. The company’s financial statements and RBSH Group's consolidated financial statements are presented in euro which is the functional currency of the company.

3. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the company and entities (including certain structured entities) that are controlled by RBSH Group. The RBSH Group controls another entity (a subsidiary) when it is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over the other entity; power generally arises from holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. A subsidiary is included in the consolidated financial statements from the date it is controlled by RBSH Group until the date RBSH Group ceases to control it through a sale or a significant change in circumstances. Changes in RBSH Group’s interest in a subsidiary that do not result in RBSH Group ceasing to control that subsidiary are accounted for as equity transactions.

All intergroup balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared under uniform accounting policies.

Accounting policies

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

6. Pensions
RBSH Group provides post-retirement benefits in the form of pensions to eligible employees under defined contribution plans.

Contributions to defined contribution pension schemes are recognised in profit or loss when payable.

For defined benefit schemes, the defined benefit obligation is measured on an actuarial basis using the projected unit credit method and discounted at a rate determined by reference to market yields at the end of the reporting period on high quality corporate bonds of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. The difference between scheme assets and scheme liabilities – the net defined benefit asset or liability - is recognised in the balance sheet. A defined benefit asset is limited to the present value of any economic benefits available to RBSH Group in the form of refunds from the plan or reduced contributions to it

The charge to profit or loss for pension costs (recorded in operating expenses) comprises:
•	the current service cost.

•	interest, computed at the rate used to discount scheme liabilities, on the net defined benefit liability or asset.

•	past service cost resulting from a scheme amendment or curtailment.

•	gains or losses on settlement.

A curtailment occurs when RBSH Group significantly reduces the number of employees covered by a plan. A plan amendment occurs when RBSH Group introduces, or withdraws, a defined benefit plan or changes the benefits payable under an existing defined benefit plan. Past service cost may be either positive (when benefits are introduced or changed so that the present value of the defined benefit obligation increases) or negative (when benefits are withdrawn or changed so that the present value of the defined benefit obligation decreases). A settlement is a transaction that eliminates all further obligation for part or all of the benefits.

Actuarial gains and losses (i.e. gains or/and losses on re-measuring of the net defined benefit asset or liability) are recognised in full in the period in which they arise in other comprehensive income.

7. Foreign currencies
RBSH Group entities record transactions in foreign currencies in their functional currency - the currency of the primary economic environment in which they operate at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 20).

Accounting policies

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

Accounting policies

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

Available-for-sale financial assets - financial assets that are not classified as held-to-maturity, held-for-trading, designated as at fair value through profit or loss, or loans and receivables are classified as available-for-sale.

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

Accounting policies

Financial assets carried at amortised cost - if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has incurred, RBSH Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition.  For collateralised loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral, whether or not foreclosure is probable. Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where RBSH Group’s interest in equity shares following the exchange is such that RBSH Group controls an entity, that entity is consolidated.

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

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when RBSH Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs will be prompted by bankruptcy, insolvency, renegotiation and similar events. RBSH Group had no collectively assessed portfolios in 2014 (2013 - €9 million; 2012 - €15 million).

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

20. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The RBSH Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments.

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

Accounting policies

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

21. Associates and joint ventures
An associate is an entity over which the RBSH Group has significant influence. A joint venture is one which it controls jointly with other parties. Investments in associates and interests in joint ventures are recognised using the equity method.

They are stated initially at cost, including attributable goodwill, and subsequently adjusted for post-acquisition changes in the RBSH Group’s share of net assets.

22. Cash and cash equivalents
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

Accounting policies

RBSH Group’s outstanding litigation is periodically assessed in consultation with external professional advisers, where appropriate, to determine the likelihood of RBSH Group incurring a liability.  A detailed description of RBSH Group’s material legal proceedings and a discussion of the nature of the associated uncertainties are given in Note 26.

Loan impairment provisions
RBSH Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan.

Such objective evidence, indicative that a borrower’s financial condition has deteriorated can include:

•
for loans that are individually assessed, the non-payment of interest or principal; debt renegotiation; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deteriorating trading performance and

•	for collectively assessed portfolios: the borrowers’ payment status and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2014, loans and advances to customers classified as loans and receivables totalled €3,272 million (2013 - €3,406 million; 2012 - €5,932 million) and customer loan impairment provisions amounted to €114 million (2012 - €194 million; 2012 - €341 million).

There are two components to RBSH Group's loan impairment provisions: individual and latent.

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

Latent loss component - provisions are held against estimated impairment losses in the performing portfolio that have yet to be identified as at the balance sheet date. To assess the latent loss within its portfolios, RBSH Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

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

Accounting policies

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

Accounting developments
International Financial Reporting Standards (IFRS)
A number of IFRSs and amendments to IFRS were in issue at 31 December 2014 that would affect RBS Group from 1 January 2015 or later.

Effective for 2015
IAS 19 ‘Defined Benefit Plans: Employee Contributions’ was issued in November 2013. This amendment distinguishes the accounting for employee contributions that are related to service from that for those that are independent of service.

Annual Improvements to IFRS 2010 - 2012 and 2011 - 2013 cycles were issued in December 2013 making a number of minor amendments to IFRS.

Implementation of these changes is not expected to have a material effect on RBSH Group’s financial statements.

Effective after 2015
In July 2014 the IASB published IFRS 9 ‘Financial Instruments’. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. First, there are revisions to the classification and measurement of financial instruments. There are new restrictions on the ability to account for financial assets at amortised cost and a prohibition on the bifurcation of embedded derivatives from financial assets. Accounting for financial liabilities is largely unchanged except for the treatment of changes in the fair value of liabilities designated as at fair value through profit or loss attributable to own credit risk; these are recognised in other comprehensive income. Secondly, there are amended requirements for hedge accounting designed to align the accounting more closely to the risk management framework and remove or simplify some of the rule-based requirements of IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. Finally, there is a new approach to credit impairment provisions moving from IAS 39’s incurred loss model to an expected loss model. An expected loss model will result in the recognition of credit impairment losses earlier than an incurred loss model. Subject to EU endorsement, IFRS 9 is applicable for periods beginning on or after 1 January 2018.

IFRS 9 makes major and fundamental changes to accounting for financial instruments. RBSH Group is continuing its assessment of its effect on RBSH Group’s financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’ was issued in May 2014.  It will replace IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met.  It is effective from 1 January 2017.

‘Accounting for Acquisitions of interests in Joint Operations’ issued in May 2014 amends IFRS 11 ‘Joint Arrangements’ to clarify that the donor of assets and liabilities to a joint operation should hold its continuing interest in them at the lower of cost and recoverable amount. The effective date is 1 January 2016.

‘Clarification of Acceptable Methods of Depreciation and Amortisation’ issued in May 2014 amends IAS 16 ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’ requiring amortisation to be based on the consumption of an asset, introducing a rebuttable presumption that this is not achieved by an amortisation profile aligned to revenue. The effective date is 1 January 2016.

Annual Improvements to IFRS 2012 - 2014 cycle was issued in September 2014 making a number of minor amendments to IFRS. Its effective date is 1 January 2016.

Amendments to IFRS 10 ‘Consolidated Financial Statements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IAS 28 ‘Investments in Associates and Joint Ventures’ were issued in September 2014 to clarify  the accounting for sales between an investor, its associate or joint ventures, and in December 2014 to clarify the application of the investment entity consolidation exception.  The effective date of these amendments is 1 January 2016.

An amendment to IAS 1 ‘Presentation of Financial Statements’ was issued in December 2014 to clarify the application of materiality to financial statements.  Its effective date is 1 January 2016.

RBSH Group is assessing the effects of these new standards.

Notes on the consolidated accounts

1 Net interest income
	2014	2013	2012
	€m	€m	€m
Loans and advances to customers	256	339	865
Loans and advances to banks	48	100	207
Amounts due from ultimate holding company	151	183	114
Debt securities	77	146	442
Interest receivable	532	768	1,628

Customer accounts	94	130	338
Deposits by banks	50	188	412
Debt securities in issue	12	17	85
Subordinated liabilities	182	203	232
Internal funding of trading businesses	7	(8)	(44)
Interest payable	345	530	1,023

Net interest income	187	238	605

2 Non-interest income
	2014	2013	2012
	€m	€m	€m
Fees and commissions receivable
Lending (credit facilities), trade finance and payment services	27	66	268
Investment management	—	—	68
Brokerage and other	131	53	133
	158	119	469

Fees and commissions payable	(16)	(49)	(198)

Income from trading activities (1)
Foreign exchange	(25)	(50)	(560)
Interest rate	61	331	364
Credit	(7)	(271)	(349)
Equities and commodities	(38)	36	594
	(9)	46	49
Other operating income/(loss)
Changes in the fair value of own debt designated as at fair value through profit or loss attributable
to own credit net of the effect of economic hedges (2)	(14)	(89)	(865)
Changes in the fair value of financial assets designated at fair value through profit or loss	66	(13)	94
(Loss)/profit on sale of securities	(322)	(53)	72
Profit on sale of property, plant and equipment	—	—	5
Profit on sale of subsidiaries and associates	14	37	187
Dividend income	5	—	4
Share of profits of associated entities	117	59	104
Other income	87	142	182
Other operating income	(47)	83	(217)

Non-interest income	86	199	103

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
(2)	Measured as the change in fair value from movements in the year in the credit risk premium payable by RBSH Group.

Notes on the consolidated accounts

3 Operating expenses
	2014	2013	2012
	€m	€m	€m
Wages, salaries and other staff costs	72	131	508
Social security costs	2	9	39
Pension costs	9	17	31
Restructuring costs	2	18	163
Staff costs	85	175	741

Premises and equipment	26	50	186
Other administrative expenses	194	291	550

Property, plant and equipment	7	13	31
Intangible assets	7	8	18
Depreciation and amortisation	14	21	49

Write down of goodwill and other intangible assets	—	—	4
	319	537	1,530

Restructuring costs included in operating expenses comprise:
	2014	2013	2012
	€m	€m	€m
Staff costs	2	18	163
Premises and equipment	—	18	15
Other administrative expenses	(8)	43	36
	(6)	79	214

Employee numbers at 31 December
(full time equivalents rounded to the nearest hundred)
	2014	2013	2012
Corporate & Institutional Banking	1,400	1,800	8,400
Central items	100	100	300
RCR	200	n/a	n/a
Non-Core	n/a	600	2,600
Total	1,700	2,500	11,300

The average number of persons employed, rounded to the nearest hundred, in the continuing operations of RBSH Group during the year was 2,200 (2013 - 5,900; 2012 - 14,500).

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

During 2012, RBSH Group’s main pension scheme was transferred to RBS plc. The majority of RBSH Group pension plans are located in India. At 31 December 2012, all of RBSH Group’s defined benefit plans were included in assets and liabilities of disposal groups. At 31 December 2014 and 2013, these schemes were no longer classified as disposal groups.

Interim valuations of RBSH Group’s schemes under IAS 19 ‘Employee Benefits‘ were prepared to 31 December with the support of independent actuaries, using the following assumptions:
	All schemes
	2014	2013	2012
Principal actuarial assumptions at 31 December (weighted average)%		%	%
Discount rate	7.9	9.4	—
Expected return on plan assets (weighted average)	7.9	9.4	—
Rate of increase in salaries	5.0	4.0	—

	All schemes
Major classes of plan assets as a percentage of total plan assets	2014	2013	2012
	%	%	%
Government fixed interest bonds	25.4	48.1	—
Corporate and other bonds	74.6	50.1	—
Cash and other assets	—	1.8	—

		Present value
	All schemes	of defined	Net pension
	Fair value of	benefit	(surplus)/
	plan assets	obligations	deficit
Changes in value of net pension (surplus)/deficit	€m	€m	€m
At 1 January 2013	—	—	—
Transfers from disposal group	13	37	24
Currency translation and other adjustments	(1)	(2)	(1)
Expected return	1	—	(1)
Interest cost	—	4	4
Current service cost	—	2	2
Actuarial gains and losses	—	(4)	(4)
Contributions by employer	4	—	(4)
Benefits paid	(7)	(7)	—
At 1 January 2014	10	30	20
Disposals	—	(2)	(2)
Currency translation and other adjustments	1	5	4
Expected return	1	—	(1)
Interest cost	—	4	4
Current service cost	—	1	1
Actuarial gains and losses	—	8	8
Contributions by employer	2	—	(2)
Benefits paid	(5)	(5)	—
At 31 December 2014	9	41	32

Notes on the consolidated accounts

4 Pensions continued

Net pension deficit/(surplus) comprises:	2014	2013	2012
	€m	€m	€m
Net liabilities of schemes in deficit (included in Accruals, deferred income and other liabilities, Note 19)	32	20	—

	All schemes
	2014	2013	2012	2011	2010
History of defined benefit schemes	€m	€m	€m	€m	€m
Fair value of plan assets	9	10	—	371	1,247
Present value of defined benefit obligations	41	30	—	353	1,240
Net deficit/(surplus)	32	20	—	(18)	(7)

Experience gains/(losses) on plan liabilities	—	—	1	1	(46)
Experience gains/(losses) on plan assets	—	—	—	33	6
Actual return/(loss) on pension schemes assets	1	1	—	92	71
Actual return/(loss) on pension schemes assets - %	10.0%	10.0%	—	7.4%	6.2%

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at the balance sheet dates to a change in the principal actuarial assumptions.
	All schemes
	Increase/(decrease)
	in obligation for year
	2014	2013	2012
	€m	€m	€m
0.25% increase in the discount rate	(2)	(1)	—
0.25% increase in inflation	—	—	—
0.25% additional rate of increase in pensions in payment	2	1	—
0.25% additional rate of increase in deferred pensions	—	—	—
0.25% additional rate of increase in salaries	—	—	—
Longevity increase of 1 year	1	1	—

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

	2014	2013	2012
	€m	€m	€m
Fees for the audit of RBSH Group's annual accounts	3.5	5.0	8.5
Audit related services (1)	0.7	0.8	0.9
Total audit and audit-related services	4.2	5.8	9.4

Fees to the auditors and their associates for other services
- Services relating to taxation	—	—	0.1
- Other assurance services	0.4	0.1	—
Total other services	0.4	0.1	0.1
Total	4.6	5.9	9.5

Note:
(1)	Includes fees of €0.1 million in relation to statutory audits and €0.6 million in respect of regulatory audits.

Deloitte Accountants B.V. provided audit and audit-related services amounting to €0.8 million (2013 - €1.2 million; 2012 - €3.5 million). The remaining amounts relate to services provided by other Deloitte Member Firms.  The amount paid to Deloitte LLP in 2014 in respect of audit fees was €1.5 million.

Notes on the consolidated accounts

6 Tax
	2014	2013	2012
	€m	€m	€m
Current tax
Charge for the year	(57)	(49)	(85)
Over/(under) provision in respect of prior periods	18	162	(105)
	(39)	113	(190)

Deferred tax
(Charge)/credit for the year	(15)	(45)	95
Under provision in respect of prior periods	(4)	(80)	(34)
Tax charge for the year	(58)	(12)	(129)

The actual tax charge differs from the expected tax credit computed by applying the statutory tax rate of the Netherlands of 25% as follows:

	2014	2013	2012
	€m	€m	€m
Expected tax credit	14	36	222
Non-deductible items	(54)	(18)	(5)
Non-taxable items (including recycling of foreign exchange reserve)	65	35	87
Foreign profits taxed at other rates	6	5	(5)
Reduction in deferred tax asset following change in the rate of UK corporation tax (1)	—	—	(32)
Losses in year not recognised	(67)	(163)	(277)
Losses brought forward and utilised	7	26	68
Reduction in carrying value of deferred tax asset in respect of losses in Australia	—	—	(235)
(Increase)/reduction in carrying value of deferred tax liability in respect of associates	(6)	(29)	50
Adjustments in respect of prior years (2)	14	111	(2)
Other	(37)	(15)	—
Actual tax charge	(58)	(12)	(129)

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

7 Dividends
RBS Holdings N.V. paid a dividend of €300 million during the year ended 31 December 2014 (2013 and 2012 - nil).

Notes on the consolidated accounts

8 Financial instruments - classification
The following tables show RBSH Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

		Designated as
		at fair value					Other
	Held-for-	through	Hedging	Available-	Loans and	Amortised	assets/
	trading	profit or loss	derivatives	for-sale	receivables	cost	liabilities	Total
2014	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	—		—	1,135			1,135
Loans and advances to banks (1, 8)	336	—		—	7,360			7,696
Loans and advances to customers (2, 8)	267	—		—	3,272			3,539
Amounts due from ultimate holding company					123			123
Debt securities (3)	160	148		2,649	26			2,983
Equity shares	125	93		42				260
Settlement balances	—	—		—	40			40
Derivatives (8)	4,369		63					4,432
Deferred taxation							34	34
Interests in associates							947	947
Prepayments, accrued income and other assets	—	—		—	—		1,105	1,105
Assets of disposal groups							1,257	1,257
	5,257	241	63	2,691	11,956		3,343	23,551

Liabilities
Deposits by banks (4, 8)	1,131	—				4,047		5,178
Customer accounts (5)	335	—				2,599		2,934
Debt securities in issue (6)	3	590				424		1,017
Settlement balances and short positions	2	—				32		34
Derivatives (8)	4,034		521					4,555
Accruals, deferred income and other liabilities	—	—				13	1,109	1,122
Deferred taxation							88	88
Subordinated liabilities	—	666				4,438		5,104
Liabilities of disposal groups							46	46
	5,505	1,256	521			11,553	1,243	20,078
								3,473
								23,551

For notes relating to this table refer to page 114.

Notes on the consolidated accounts

8 Financial instruments - classification continued

		Designated as
		at fair value					Other
	Held-for-	through	Hedging	Available-	Loans and	Amortised	assets/
	trading	profit or loss	derivatives	for-sale	receivables	cost	liabilities	Total
2013	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	—		—	3,193			3,193
Loans and advances to banks (1,8)	801	—		—	4,894			5,695
Loans and advances to customers (2,8)	378	—		—	3,406			3,784
Amounts due from ultimate holding company					2,820			2,820
Debt securities (3)	511	130		14,608	39			15,288
Equity shares	229	49		17	—			295
Settlement balances	—	—		—	10			10
Derivatives (8)	4,641		141					4,782
Deferred taxation							40	40
Interests in associates							785	785
Prepayments, accrued income and other assets	—	—		—	—		1,068	1,068
Assets of disposal groups							2,048	2,048
	6,560	179	141	14,625	14,362		3,941	39,808

Liabilities
Deposits by banks (4,8)	1,024	—				17,919		18,943
Customer accounts (5)	694	—				3,457		4,151
Debt securities in issue (6,7)		830				489		1,319
Settlement balances and short positions	22	—				83		105
Derivatives (8)	4,470		1,392					5,862
Accruals, deferred income and other liabilities	—	—				65	1,000	1,065
Deferred taxation							63	63
Subordinated liabilities	—	612				4,339		4,951
Liabilities of disposal groups							407	407
	6,210	1,442	1,392			26,352	1,470	36,866
Equity								2,942
								39,808

For notes relating to this table refer to following page.

Notes on the consolidated accounts

8 Financial instruments - classification continued

		Designated as
		at fair value					Other
	Held-for-	through	Hedging	Available-	Loans and	Amortised	assets/
	trading	profit or loss	derivatives	for-sale	receivables	cost	liabilities	Total
2012	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	—		—	2,294			2,294
Loans and advances to banks (1, 8)	1,521	—		—	10,685			12,206
Loans and advances to customers (2, 8)	448	—		—	5,932			6,380
Amounts due from ultimate holding company					2,949			2,949
Debt securities (3)	845	65		21,612	133			22,655
Equity shares	1,029	53		45				1,127
Settlement balances	—	—		—	31			31
Derivatives (8)	7,369		186					7,555
Deferred taxation							420	420
Interests in associates							734	734
Prepayments, accrued income and other assets	—	—		—	—		799	799
Assets of disposal groups							13,804	13,804
	11,212	118	186	21,657	22,024		15,757	70,954

Liabilities
Deposits by banks (4,8)	1,305	—				33,160		34,465
Customer accounts (5)	666	—				1,972		2,638
Debt securities in issue (6,7)	73	1,501				1,028		2,602
Settlement balances and short positions	34	—				73		107
Derivatives (8)	7,246		2,398					9,644
Accruals, deferred income and other liabilities	—	—				—	1,782	1,782
Deferred taxation							40	40
Subordinated liabilities	—	724				6,127		6,851
Liabilities of disposal groups							11,026	11,026
	9,324	2,225	2,398			42,360	12,848	69,155
Equity								1,799
								70,954

Notes:
(1)	Includes reverse repurchase agreements of €1,070 million (2013 - €53 million; 2012 - €68 million).
(2)	Includes reverse repurchase agreements of nil (2013 - €2 million; 2012 - €5 million).
(3)	Includes treasury bills, similar securities and other eligible bills of €272 million (2013 - €84 million; 2012 - €486 million).
(4)	Includes repurchase agreements of €636 million (2013 - €11,710 million; 2012 - €12,624 million).
(5)	Includes repurchase agreements of €1 million (2013 - €33 million; 2012 - €18 million).
(6)	Includes bonds and medium term notes of €1,017 million (2013 - €1,319 million; 2012 - €2,468 million) and certificates of deposit and other commercial paper of nil (2013 - nil; 2012 - €116 million).
(7)
€14 million (2013 - €89 million; 2012 - €865 million) has been recognised in profit or loss for changes in credit risk associated with debt securities in issue designated as at fair value through profit or loss measured as the change in fair value from movements in the period in the credit risk premium payable by RBSH Group.

(8)	Includes the following intergroup balances:
▪	Loans and advances to banks of €6,061 million (2013 - €2,858 million; 2012 - €8,938 million).
▪	Loans and advances to customers of €373 million (2013 - €42 million; 2012 - nil).
▪	Derivative assets of €2,255 million (2013 - €2,569 million; 2012 - €4,624 million).
▪	Bank deposits of €3,875 million (2013 - €17,652 million; 2012 - €28,458 million).
▪	Derivative liabilities of €3,403 million (2013 - €3,806 million; 2012 - €6,970 million).

Notes on the consolidated accounts

8 Financial instruments - classification continued
Amounts included in the consolidated income statement:
	2014	2013	2012
	€m	€m	€m
Gains/(losses) on financial assets/liabilities designated as at fair value through profit or loss	54	(28)	94
Gains/(losses) on disposal or settlement of loans and receivables	2	(28)	(35)

The tables below present information on financial assets and liabilities that are offset in the balance sheet under IFRS or subject to enforceable master netting agreement together with financial collateral received or given.

				Effect of		Net amount
				master netting		after the effect of
		IFRS	Balance	agreements/similar	Financial	netting arrangements
	Gross	offset	sheet	agreements	collateral	and related collateral
2014	€m	€m	€m	€m	€m	€m
Financial assets
Derivatives	1,673	—	1,673	(1,393)	(280)	—
Loans and advance to customers	1,104	(1,104)	—	—	—	—
	2,777	(1,104)	1,673	(1,393)	(280)	—

Financial liabilities
Derivatives	2,874	—	2,874	(1,393)	(245)	1,236
Customer accounts	1,104	(1,104)	—	—	—	—
	3,978	(1,104)	2,874	(1,393)	(245)	1,236

2013
Financial assets
Derivatives	3,459	—	3,459	(2,245)	(936)	278
Loans and advance to customers	1,543	(1,543)	—	—	—	—
	5,002	(1,543)	3,459	(2,245)	(936)	278

Financial liabilities
Derivatives	3,861	—	3,861	(2,245)	(790)	826
Customer accounts	1,543	(1,543)	—	—	—	—
	5,404	(1,543)	3,861	(2,245)	(790)	826

2012
Financial assets
Derivatives	1,072	(35)	1,037	(729)	(308)	—
Loans and advance to customers	1,790	(1,790)	—	—	—	—
	2,862	(1,825)	1,037	(729)	(308)	—

Financial liabilities
Derivatives	311	(35)	276	(227)	(49)	—
Customer accounts	1,790	(1,790)	—	—	—	—
	2,101	(1,825)	276	(227)	(49)	—

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

IPV differences are classified according to the quality of independent market observables into IPV quality bands linked to the fair value hierarchy principles, as laid out in IFRS 13 ‘Fair Value Measurement’. These differences are classified into fair value levels 1, 2 and 3 (with the valuation uncertainty risk increasing as the levels rise from 1 to 3) and then further classified into high, medium, low and indicative depending on the quality of the independent data available to validate the prices. Valuations are revised if they are outside agreed thresholds.

IPV takes place at least monthly, at month end date, for exposures in the regulatory trading book and at least quarterly for exposures in the regulatory banking book. Monthly meetings are held between the business and the support functions to discuss the results of the IPV and pricing reserves. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Pricing Unit determines IPV policy, monitors adherence to that policy and performs additional independent reviews of highly subjective valuation issues.

Valuation models are subject to a review process which requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of RBSH Group's exposure. A key element of the control environment for model use is a Modelled Product Review Committee, made up of valuations experts from several functions within RBS Group. This committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by RBS Group’s Pricing Model Risk team. Potential valuation uncertainty is a key input in determining model review priorities at these meetings. The Pricing Model Risk team within RBS Group Risk Management, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and where appropriate, considers alternative modelling approaches.

The RBS Group CIB and RCR Valuation Control Committees meet formally on a monthly basis to discuss independent pricing, reserving and valuation issues. All material methodology changes require review and ratification by these committees. The committees, which include valuation specialists representing several independent review functions, comprise Market Risk, Pricing Model Risk, Finance and senior business representatives.

The RBS Group Executive Valuation Committee discusses the issues escalated by the CIB and RCR Valuations Committees, and other relevant issues including prudential valuation. This committee covers key material and subjective valuation issues within the trading businesses and provides ratification to the appropriateness of areas with high levels of residual valuation uncertainty. Committee members include RBS Group Chief Financial Officer, RBS Group Financial Controller, RBS Group Chief Accountant and other senior members within finance and risk.

The CIB Valuation Committee operates under delegated authority of the CIB Risk Committee. The CIB Valuation Committee submits a quarterly paper covering the key areas that are governed by them to the CIB Risk Committee. Additionally, the CIB Valuation Committee may escalate items to the CIB Risk Committee on a more frequent basis as appropriate.

Market risk metrics such as value-at-risk (VaR), Incremental Risk Charge and stressed value-at-risk (SVaR) cover financial instruments in CIB and RCR. RBS Group has a framework to quantify those market risks not adequately captured by standard market risk framework such as VaR and SVaR - refer to pages 66 to 68 for details.

Valuation hierarchy
There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 13. Some instruments may not easily fall into a level of the fair value hierarchy and judgment may be required as to which level the instrument is classified.

Initial classification of a financial instrument is carried out by the Product Control team following the principles in IFRS 13. They base their judgment on information gathered during the IPV process for instruments which include the sourcing of independent prices and model inputs. The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument.

These initial classifications are reviewed and challenged by the Pricing Unit, and are also subject to senior management review. Particular attention is paid to instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high.

Valuation techniques
RBSH Group derives fair value of its instruments differently depending on whether the instrument is a modelled or non-modelled product.

Non-modelled products
Non-modelled products are valued directly from a price input typically on a position by position basis and include cash, equities and most debt securities.

Notes on the consolidated accounts

9 Financial instruments - valuation continued
Modelled products
Modelled products valued using a pricing model range in complexity from comparatively vanilla products such as interest rate swaps and options (e.g. interest rate caps and floors) through to more complex derivatives. The valuation of modelled products requires an appropriate model and inputs into this model. Sometimes models are also used to derive inputs (e.g. to construct volatility surfaces). RBSH Group uses a number of modelling methodologies.

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

•
Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the valuation of certain products such as derivatives with multiple underlying variables that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

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

RBSH Group uses consensus prices for the IPV of some instruments. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. CIB and RCR contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the RBSH Group submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. The sources of independent data are reviewed for quality and are applied in the IPV processes using formalised input quality hierarchy. These adjustments reflect RBSH Group's assessment of factors that market participants would consider in setting a price.

Furthermore, on an ongoing basis, RBSH Group assesses the appropriateness of any model used. To the extent that the price determined by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, RBSH Group makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, RBSH Group may determine a range of possible valuations derived from differing stress scenarios to determine the sensitivity associated with the valuation.

When establishing the fair value of a financial instrument using a valuation technique, RBSH Group considers certain adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to compensate for any known model limitations.

Credit valuation adjustments
Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in counterparty derivative exposures.

Notes on the consolidated accounts

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

The fair value of  RBSH Group's derivative financial liabilities is adjusted to reflect RBSH Group's own credit risk (DVA). Expected gains are applied to estimated potential future negative exposures, the modelling of which is consistent with the approach used in calculation of CVA relating to other counterparties. Expected gains are determined from market implied probabilities of default and recovery levels. Funding valuation adjustments (FVA) is also now considered the primary adjustment applied to derivative liabilities; the extent to which DVA and FVA overlap is eliminated from DVA.

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

	Debt securities
	in issue and
	subordinated
	liabilities (1)	Derivatives	Total
Cumulative own credit adjustment (decrease)/increase in liability	€m	€m	€m
2014	(212)	(5)	(217)
2013	(230)	(13)	(243)
2012	(344)	(24)	(368)

Book values of underlying liabilities	€bn
2014	1.3
2013	1.4
2012	2.2

Note:
(1)	Includes wholesale and retail note issuances.

Notes on the consolidated accounts

Valuation hierarchy
The tables below show the financial instruments carried at fair value by hierarchy - level 1, level 2 and level 3 (1).

	2014				2013				2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn
Assets
Loans and advances	—	0.6	—	0.6	—	1.2	—	1.2	—	1.9	—	1.9
Debt securities
Government	0.7	1.4	—	2.1	3.6	2.4	—	6.0	5.2	2.8	—	8.0
Other	—	0.9	—	0.9	—	9.2	—	9.2	—	14.5	—	14.5
	0.7	2.3	—	3.0	3.6	11.6	—	15.2	5.2	17.3	—	22.5

Of which ABS	—	0.2	—	0.2	—	8.7	—	8.7	—	13.7	—	13.7

Equity shares	0.1	0.1	0.1	0.3	—	0.2	0.1	0.3	0.7	0.3	0.1	1.1
Derivatives
Credit	—	—	—	—	—	0.1	0.1	0.2	—	0.1	0.1	0.2
Other	—	4.3	0.1	4.4	—	4.4	0.2	4.6	—	7.0	0.4	7.4
	—	4.3	0.1	4.4	—	4.5	0.3	4.8	—	7.1	0.5	7.6

Total assets	0.8	7.3	0.2	8.3	3.6	17.5	0.4	21.5	5.9	26.6	0.6	33.1

Proportion	9.6%	88.0%	2.4%	100%	16.7%	81.4%	1.9%	100%	17.8%	80.4%	1.8%	100.0%

Liabilities
Deposits	—	1.4	—	1.4	—	1.7	—	1.7	—	1.9	0.1	2.0
Debt securities in issue	—	0.5	0.1	0.6	—	0.7	0.1	0.8	—	1.6	—	1.6
Derivatives
Credit	—	—	—	—	—	—	0.1	0.1	—	0.1	0.1	0.2
Other	—	4.5	0.1	4.6	—	5.6	0.2	5.8	—	9.1	0.3	9.4
	—	4.5	0.1	4.6	—	5.6	0.3	5.9	—	9.2	0.4	9.6
Subordinated liabilities	—	0.7	—	0.7	—	0.6	—	0.6	—	0.7	—	0.7
	—	7.1	0.2	7.3	—	8.6	0.4	9.0	—	13.4	0.5	13.9
Proportion	—	97.3%	2.7%	100.0%	—	95.6%	4.4%	100.0%	—	96.4%	3.6%	100.0%

For notes relating to this table see the following page.

Notes on the consolidated accounts

9 Financial instruments - valuation continued
The following table analyses level 3 balances and related valuation sensitivities.

	2014			2013			2012
		Sensitivity (2)			Sensitivity (2)			Sensitivity (2)
	Balance	Favourable	Unfavourable	Balance	Favourable	Unfavourable	Balance	Favourable	Unfavourable
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Debt securities	38	4	(3)	27	2	(2)	7	—	—
Equity shares	84	18	(19)	65	12	(9)	118	8	(13)
Derivatives
Credit	—	—	—	52	4	(4)	144	4	(14)
Other	76	2	(2)	211	7	(8)	323	5	(36)
	76	2	(2)	263	11	(12)	467	9	(50)
	198	24	(24)	355	25	(23)	592	17	(63)

Liabilities
Deposits by banks	—	—	—	49	5	(13)	84	22	—
Debt securities in issue	72	5	(4)	74	7	(8)	37	15	(12)
Derivatives
Credit	—	—	—	95	9	(10)	46	12	(5)
Other	74	4	(3)	196	4	(4)	307	18	(47)
	74	4	(3)	291	13	(14)	353	30	(52)
	146	9	(7)	414	25	(35)	474	67	(64)

Notes:
(1)	Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments.

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

(3)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

(4)	RBSH Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

(5)
Level 3 instruments were €0.2 billion for both assets and liabilities (2013 - €0.4 billion assets and liabilities; 2012 - €0.6 billion assets and €0.5 billion liabilities). 2014 - the decrease during the year primarily related to €0.2 billion sales for both assets and liabilities and income statement losses of €0.1 billion on assets and gains of €0.1 billion on liabilities. Transfers from level 2 to 3 were €66 million assets and €33 million liabilities. There were no material transfers from level 3 to level 2. Amounts recognised in other comprehensive income were not material. 2013 - the decrease during the year primarily related to transfer to disposal groups and sales of €0.3 billion assets and liabilities, transfers from level 2 to level 3 of €0.3 billion liabilities, asset purchases of €0.2 billion and losses of €0.1 billion on assets recognised in the income statement. There were no material transfers from level 3 to level 2. Amounts recognised in other comprehensive income were not material. 2012 -the decrease during the year primarily related to transfer to disposal groups and sales of €1.1 billion for assets and €0.2 billion for liabilities, settlements of €0.3 billion on assets and €0.5 billion on liabilities, and income statement gains of €0.1 billion on assets and Income statement losses of €0.1 billion on liabilities. There were no material transfers in or out of Level 3 Amounts recognised in other comprehensive income were not material. The amount of the total gains or losses included in profit or loss that is attributable to the change in unrealised gains or losses relating to these assets and liabilities held at the end of the reporting period was not material for any period presented.

(6)	For an analysis of derivatives by type of contract –see note 12.

Notes on the consolidated accounts

9 Financial instruments - valuation continued
The Level 3 sensitivities above are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect the likely potential uncertainty on the portfolio as a whole. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities. In particular, for some of the portfolios the sensitivities may be negatively correlated where a downwards movement in one asset would produce an upwards movement in another, but due to the additive presentation of the above figures this correlation cannot be displayed. The actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the above table.

Judgmental issues
The diverse range of products traded by RBSH Group results in a wide range of instruments that are classified into Level 3 of the hierarchy. Whilst the majority of these instruments naturally fall into a particular level, for some products an element of judgement is required. The majority of RBSH Group’s financial instruments carried at fair value are classified as Level 2: inputs are observable either directly (i.e. as a price) or indirectly (i.e. derived from prices).

Active and inactive markets
A key input in the decision making process for the allocation of assets to a particular level is liquidity. In general, the degree of valuation uncertainty depends on the degree of liquidity of an input

Where markets are liquid or very liquid, little judgement is required. However, when the information regarding the liquidity in a particular market is not clear, a judgement may need to be made. This can be made more difficult as assessing the liquidity of a market is not always straightforward. For an equity traded on an exchange, daily volumes of trading can be seen, but for an-over-the-counter (OTC) derivative assessing the liquidity of the market with no central exchange can be more difficult.

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

As part of RBSH Group’s IPV process, data are gathered at a trade level from market trading activity, trading systems, pricing services, consensus pricing providers, brokers and research material amongst other sources.

The breadth and depth of the IPV data allows for a rules based quality assessment to be made of market activity, liquidity and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available the instrument will be considered to be Level 3.

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

An assessment is made of each input into a model. There may be multiple inputs into a model and each is assessed in turn for observability and quality. As part of the process of classifying the quality of IPV results the IPV quality classifications have been designed to follow the accounting level classifications, although with a further level of granularity. For example there are a number of different IPV quality levels that equate to a Level 2 classification and so on.

If an input fails the observability or quality tests then the instrument is considered to be in Level 3 unless the input can be shown to have an insignificant effect on the overall valuation of the product.

The majority of derivative instruments, for example, vanilla interest rate swaps, foreign exchange swaps and liquid single name credit derivatives are classified as  Level 2 as they are vanilla products valued using observable inputs. The valuation uncertainty on these is considered to be low and both input and output testing may be available.

Non-modelled products
Non-modelled products are generally quoted on a price basis and can therefore be considered for each of the three levels. This is determined by the market activity liquidity and valuation uncertainty of the instruments which is in turn measured from the availability of independent data used by the IPV process to allocate positions to IPV quality levels.

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

Notes on the consolidated accounts

For some instruments with a wide number of available price sources, there may be differing quality of available information and there may be a wide range of prices from different sources. In these situations is the highest quality source is used to determine the classification of the asset. For example, a tradable quote would be considered a better source than a consensus price.

Level 3 portfolios and sensitivity methodologies
Reasonably possible alternative assumptions of unobservable inputs are determined based on a 90% confidence interval. The assessments recognise different favourable and unfavourable valuation movements where appropriate. Each unobservable input within a product is considered separately and sensitivity is reported on an additive basis.

Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information taking into account consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

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

Notes on the consolidated accounts

9 Financial instruments – valuation continued
Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where fair value			Fair value hierarchy level
	approximates carrying value	Carrying value	Fair value	Level 2	Level 3
2014	€m	€m	€m	€m	€m
Financial assets
Cash and balances at central banks	1,135
Loans and advances to banks		7,360	7,383	2,855	4,528
Loans and advances to customers		3,272	3,213	54	3,159
Amount due from ultimate holding company		123	123	123	—
Debt securities		26	26	—	26
Settlement balances	40

Financial liabilities
Deposits by banks
- demand deposits	367
- other deposits by banks		3,680	3,698	1,415	2,283
Customer accounts
- demand deposits	873
- other customer deposits		1,726	1,717	131	1,586
Debt securities in issue		424	424	424	—
Settlement balances	32
Subordinated liabilities		4,438	4,374	4,374	—

2013
Financial assets
Cash and balances at central banks	3,193
Loans and advances to banks		4,894	4,896	2,187	2,709
Loans and advances to customers		3,406	3,249	298	2,951
Amount due from ultimate holding company		2,820	3,279	3,279	—
Debt securities		39	40	—	40
Settlement balances	10

Financial liabilities
Deposits by banks
- items in the course of transmission to other banks	3
- other deposits by banks		17,916	17,922	13,147	4,775
Customer accounts
- demand deposits	1,878
- other customer deposits		1,579	1,578	629	949
Debt securities in issue		489	501	501	—
Settlement balances	83
Subordinated liabilities (1)		4,339	4,192	4,192	—

Note:
(1)	Fair value revised.

Notes on the consolidated accounts

	Carrying value	Fair value
2012	€m	€m
Financial assets
Cash and balances at central banks	2,294	2,294
Loans and advances to banks	10,685	10,697
Loans and advances to customers	5,932	5,617
Amount due from ultimate holding company	2,949	2,949
Debt securities	133	133
Settlement balances	31	31

Financial liabilities
Deposits by banks	33,160	33,160
Customer accounts	1,972	1,972
Debt securities in issue	1,028	997
Settlement balances	73	73
Subordinated liabilities	6,127	5,700

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

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments
For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, demand deposits and notes in circulation, fair value approximates to carrying value.

Loans and advances to banks and customers
In estimating the fair value of loans and advances to banks and customers measured at amortised cost, RBSH Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)
Contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for the majority of CIB portfolios where most counterparties have external ratings.

(b)
Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios reflecting the more homogeneous nature of these portfolios.

Debt securities
The majority of debt securities are valued using quoted prices in active markets or using quoted prices for similar assets in active markets.
Fair values are determined using discounted cash flow valuation techniques.

Deposits by banks and customer accounts
Fair values of deposits are estimated using discounted cash flow valuation techniques.

Debt securities in issue and subordinated liabilities
Fair values are determined using quoted prices for similar liabilities where available or by reference to valuation techniques and adjusting for own credit spreads where appropriate.

Notes on the consolidated accounts

10 Financial instruments-maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2014			2013			2012
	Less than	More than		Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total	12 months	12 months	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	1,135	—	1,135	3,193	—	3,193	2,294	—	2,294
Loans and advances to banks	7,341	355	7,696	5,245	450	5,695	10,147	2,059	12,206
Loans and advances to customers	1,966	1,573	3,539	2,036	1,748	3,784	2,444	3,936	6,380
Amounts due from ultimate holding company	—	123	123	20	2,800	2,820	131	2,818	2,949
Debt securities	1,072	1,911	2,983	1,376	13,912	15,288	1,326	21,329	22,655
Equity shares	—	260	260	—	295	295	—	1,127	1,127
Settlement balances	40	—	40	10	—	10	29	2	31
Derivatives	481	3,951	4,432	658	4,124	4,782	1,464	6,091	7,555

Liabilities
Deposits by banks	4,873	305	5,178	18,541	402	18,943	30,083	4,382	34,465
Customer accounts	2,446	488	2,934	3,147	1,004	4,151	1,550	1,088	2,638
Debt securities in issue	185	832	1,017	196	1,123	1,319	561	2,041	2,602
Settlement balances and short positions	34	—	34	105	—	105	79	28	107
Derivatives	610	3,945	4,555	828	5,034	5,862	1,568	8,076	9,644
Subordinated liabilities	884	4,220	5,104	—	4,951	4,951	11	6,840	6,851

Notes on the consolidated accounts

10 Financial instruments - maturity analysis continued
Assets and liabilities by contractual cash flow maturity
The tables on the following page show the contractual undiscounted cash flows receivable and payable, up to a period of 20 years, including future receipts and payments of interest of on-balance sheet assets by contractual maturity. The balances in the following tables do not agree directly with the consolidated balance sheet, as the tables include all cash flows relating to principal and future coupon payments, presented on an undiscounted basis. The tables have been prepared on the following basis:

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

The principal amounts of financial assets and liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after 20 years.

Held-for-trading assets and liabilities - held-for-trading assets of €5.3 billion (2013 - €6.6 billion; 2012 - €11.2 billion) and liabilities of €5.5 billion (2013 - €6.2 billion; 2012 - €9.3 billion) have been excluded from the tables below in view of their short-term nature.

	0 - 3	3 - 12	1 – 3	3 - 5	5 - 10	10 - 20
	months	months	years	years	years	years
2014	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	1,135	—	—	—	—	—
Loans and advances to banks	7,030	19	93	237	—	5
Amounts due from ultimate holding company	—	10	20	20	49	99
Debt securities	708	406	470	331	275	497
Settlement balances	40	—	—	—	—	—
Total maturing assets	8,913	435	583	588	324	601
Loans and advances to customers	1,174	548	653	318	246	287
Derivatives held for hedging	14	21	24	4	—	—
	10,101	1,004	1,260	910	570	888

Liabilities by contractual maturity
Deposits by banks	3,389	425	193	53	20	—
Debt securities in issue	34	242	205	449	18	—
Subordinated liabilities	511	637	510	1,212	1,161	1,902
Settlement balances and other liabilities	45	—	—	—	—	—
Total maturing liabilities	3,979	1,304	908	1,714	1,199	1,902
Customer accounts	2,070	338	142	4	37	6
Derivatives held for hedging	78	22	79	64	132	154
	6,127	1,664	1,129	1,782	1,368	2,062

Maturity gap	4,934	(869)	(325)	(1,126)	(875)	(1,301)
Cumulative maturity gap	4,934	4,065	3,740	2,614	1,739	438

Notes on the consolidated accounts

10 Financial instruments - maturity analysis continued
	0 - 3	3 - 12	1 – 3	3 - 5	5 - 10	10 - 20
	months	months	years	years	years	years
2013	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	3,193	—	—	—	—	—
Loans and advances to banks	4,292	448	765	29	23	—
Amounts due from ultimate holding company	42	143	372	372	1,023	1,781
Debt securities	379	1,230	2,073	5,957	2,621	1,144
Settlement balances	10	—	—	—	—	—
Total maturing assets	7,916	1,821	3,210	6,358	3,667	2,925
Loans and advances to customers	1,684	462	419	264	504	250
Derivatives held for hedging	69	34	32	7	—	—
	9,669	2,317	3,661	6,629	4,171	3,175

Liabilities by contractual maturity
Deposits by banks	13,310	5,071	314	34	33	—
Debt securities in issue	95	129	567	49	50	511
Subordinated liabilities	49	218	1,289	1,235	1,094	1,991
Settlement balances and other liabilities	105	—	—	—	—	—
Total maturing liabilities	13,559	5,418	2,170	1,318	1,177	2,502
Customer accounts	2,020	1,070	404	356	106	10
Derivatives held for hedging	95	226	507	255	216	135
	15,674	6,714	3,081	1,929	1,499	2,647

Maturity gap	(5,643)	(3,597)	1,040	5,040	2,490	423
Cumulative maturity gap	(5,643)	(9,240)	(8,200)	(3,160)	(670)	(247)

2012
Assets by contractual maturity
Cash and balances at central banks	2,294	—	—	—	—	—
Loans and advances to banks	9,926	185	433	150	412	433
Amounts due from ultimate holding company	—	119	—	34	102	2,841
Debt securities	691	1,314	3,838	5,956	6,412	1,207
Settlement balances	30	—	—	—	—	—
Total maturing assets	12,941	1,618	4,271	6,140	6,926	4,481
Loans and advances to customers	1,465	1,773	998	555	598	682
Derivatives held for hedging	77	31	35	20	3	—
	14,483	3,422	5,304	6,715	7,527	5,163

Liabilities by contractual maturity
Deposits by banks	18,619	11,663	4,247	81	239	325
Debt securities in issue	142	380	608	607	134	850
Subordinated liabilities	29	895	3,148	489	1,633	1,741
Settlement balances and other liabilities	106	—	—	—	—	—
Total maturing liabilities	18,896	12,938	8,003	1,177	2,006	2,916
Customer accounts	1,398	326	231	78	269	6
Derivatives held for hedging	56	244	668	449	317	171
	20,350	13,508	8,902	1,704	2,592	3,093

Maturity gap	(5,955)	(11,320)	(3,732)	4,963	4,920	1,565
Cumulative maturity gap	(5,955)	(17,275)	(21,007)	(16,044)	(11,124)	(9,559)

Notes on the consolidated accounts

10 Financial instruments - maturity analysis continued

	2014	2013	2012
Guarantees and commitments notional amount	€m	€m	€m
Guarantees (1)	5,694	6,884	10,070
Commitments (2)	921	972	5,706
	6,615	7,856	15,776

Notes:
(1)	RBSH Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. RBSH Group expects most guarantees it provides to expire unused.
(2)
RBSH Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. RBSH Group does not expect all facilities to be drawn, and some may lapse before drawdown.

11 Financial assets - impairments
The following table shows the movement in the provision for impairment losses for loans and advances.

	Individually		Total	Total	Total
	assessed	Latent	2014	2013	2012
	€m	€m	€m	€m	€m
At 1 January	182	13	195	341	1,572
Transfers to/(from) disposal groups	—	—	—	36	(171)
Currency translation and other adjustments	(9)	2	(7)	41	(87)
Disposals	—	—	—	(91)	(562)
Amounts written-off	(30)	—	(30)	(103)	(453)
Recoveries of amounts previously written-off	4	—	4	9	12
(Credited)/(charged) to the income statement - continuing operations	(38)	(10)	(48)	(38)	30
At 31 December	109	5	114	195	341

	2014	2013	2012
Impairment losses charged to the income statement	€m	€m	€m
Loans and advances to banks	—	—	15
Loans and advances to customers	(48)	(38)	15
	(48)	(38)	30
Recoveries/(recharge) to RBS plc under credit protection arrangements	1	46	(13)
Debt securities	58	34	48
	11	42	65

Notes on the consolidated accounts

The following tables analyse impaired financial assets.

	2014			2013			2012
			Carrying			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value	Cost	Provision	value
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Loans and advances to banks (1)	—	—	—	1	1	—	—	—	—
Loans and advances to customers (2)	203	109	94	310	181	129	506	306	200
	203	109	94	311	182	129	506	306	200

Notes:
(1)	Impairment provisions individually assessed.
(2)	All impairment provisions were individually assessed in 2014, 2013 and 2012.

	Carrying	Carrying	Carrying
	value	value	value
	2014	2013	2012
	€m	€m	€m
Debt securities	26	39	133

RBSH Group holds collateral in respect of certain loans and advances to banks and to customers that are past due or impaired. Such collateral includes mortgages over property; charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

No loans have been subject to forbearance in the past 12 months that would otherwise have been past due or impaired (2013 and 2012 - nil).

12 Derivatives
Companies in RBSH Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risks.

RBSH Group enters into fair value hedges, cash flow hedges and hedges of net investments in foreign operations. The majority of RBSH Group's interest rate hedges relate to the management of RBSH Group's non-trading interest rate risk. RBSH Group manages this risk within approved limits. Residual risk positions are hedged with derivatives principally interest rate swaps. Suitable larger ticket financial instruments are fair value hedged and qualifying for hedge accounting. The majority of RBSH Group's fair value hedges involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. RBSH Group hedges its net investments in foreign operations with currency borrowings and forward foreign exchange contracts.

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

Notes on the consolidated accounts

12 Derivatives continued
The following table shows the notional amounts and fair values of RBSH Group's derivatives.

	2014			2013			2012
	Notional			Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Exchange rate contracts
Spot, forwards and futures	30,888	264	283	21,253	382	343	31,204	521	366
Currency swaps	34,554	571	669	26,107	636	794	94,278	1,039	1,313
Options purchased	1,011	3	—	1,538	86	—	1,664	118	—
Options written	970	—	9	1,241	—	62	1,779	—	114

Interest rate contracts
Interest rate swaps	47,823	3,248	3,412	32,073	3,140	4,265	137,077	4,809	7,230
Options purchased	18	—	—	104	2	—	1,456	82	—
Options written	156	—	2	172	—	26	1,549	—	27

Credit derivatives	1,709	34	22	786	135	157	2,748	197	133

Equity and commodity contracts	481	312	158	907	401	215	1,706	789	461
		4,432	4,555		4,782	5,862		7,555	9,644

Certain derivative asset and liability balances, which meet the offset criteria in IAS 32 ‘Financial Instruments: Presentation’, are shown net.

Included above are derivatives held for hedging purposes as follows:

	2014		2013		2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	€m	€m	€m	€m	€m	€m
Fair value hedging
Interest rate contracts	48	451	63	1,375	104	2,372

Cash flow hedging
Exchange rate contracts	—	6	—	—	—	—

Net investment hedging
Exchange rate contracts	15	64	78	16	82	26

Hedge ineffectiveness recognised in other operating income comprised:
	2014	2013	2012
	€m	€m	€m
Fair value hedging
Gains/(losses) on the hedged items attributable to the hedged risk	314	(562)	354
(Losses)/gains on the hedging instruments	(312)	556	(371)
Fair value ineffectiveness	2	(6)	(17)

Notes on the consolidated accounts

13 Debt securities
	US	Other
	central	central	Bank and
	and local	and local	building		Other financial		Of which
	government	government	society	Corporate	institutions	Total	ABS (1)
2014	€m	€m	€m	€m	€m	€m	€m
Held-for-trading	—	4	147	2	7	160	—
Designated as at fair value through profit or loss	—	142	3	—	3	148	—
Available-for-sale	—	1,947	164	149	389	2,649	154
Loans and receivables	—	—	—	—	26	26	26
	—	2,093	314	151	425	2,983	180

Available-for-sale
Gross unrealised gains	—	310	—	—	31	341	—
Gross unrealised losses	—	(2)	—	—	(43)	(45)	(26)

2013
Held-for-trading	7	285	207	12	—	511	—
Designated as at fair value through profit or loss	—	125	—	—	5	130	—
Available-for-sale	1,711	3,864	4,135	45	4,853	14,608	8,644
Loans and receivables	—	—	—	—	39	39	—
	1,718	4,274	4,342	57	4,897	15,288	8,644

Available-for-sale
Gross unrealised gains	188	407	81	3	63	742	117
Gross unrealised losses	—	(8)	(245)	—	(165)	(418)	(410)

2012
Held-for-trading	—	506	228	16	95	845	—
Designated as at fair value through profit or loss	—	—	—	65	—	65	—
Available-for-sale	1,871	5,557	5,097	143	8,944	21,612	13,777
Loans and receivables	—	—	—	133	—	133	—
	1,871	6,063	5,325	357	9,039	22,655	13,777

Available-for-sale
Gross unrealised gains	284	740	48	13	83	1,168	124
Gross unrealised losses	—	(14)	(609)	—	(894)	(1,517)	(1,503)

Note:
(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

Net losses of €324 million (2013 - €70 million; 2012 - €153 million) were realised on the sale of available-for-sale debt securities.

Notes on the consolidated accounts

13 Debt securities continued
The following table analyses RBSH Group's available-for-sale debt securities and the related yield (based on weighted averages), by remaining maturity and issuer.
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2014	€m	%	€m	%	€m	%	€m	%	€m	%
Other central and local government	532	1.48	403	13.93	111	3.36	901	3.42	1,947	5.06
Bank and building society	164	0.08	—	—	—	—	—	—	164	0.08
Other financial institutions	204	0.12	31	1.69	—	—	154	0.22	389	0.28
Corporate	149	0.09	—	—	—	—	—	—	149	0.09
	1,049	0.80	434	13.06	111	3.36	1,055	2.96	2,649	3.77

Of which ABS (1)	—	—	—	—	—	—	154	0.22	154	0.22

2013
US central and local government	—	—	1,711	4.01	—		—	—	1,711	4.01
Other central and local government	198	3.97	1,680	4.56	565	3.90	1,421	3.88	3,864	4.18
Bank and building society	691	0.72	2,809	1.36	488	3.70	147	1.53	4,135	1.54
Other financial institutions	31	3.82	682	2.32	1,120	4.18	3,020	1.66	4,853	2.35
Corporate	—	—	15	3.72	30	3.12	—	—	45	3.32
	920	1.53	6,897	2.90	2,203	3.99	4,588	2.34	14,608	2.80

Of which ABS (1)	426	0.97	3,444	1.53	1,607	4.04	3,167	1.65	8,644	2.01

2012
US central and local government	—	—	1,871	4.52	—	—	—	—	1,871	4.52
Other central and local government	79	0.56	1,716	3.31	2,213	4.12	1,549	4.63	5,557	3.93
Bank and building society	461	0.55	2,495	3.16	2,005	0.97	136	1.41	5,097	1.95
Other financial institutions	85	3.24	1,694	3.17	1,065	4.12	6,100	0.60	8,944	1.52
Corporate	1	2.07	109	3.47	33	3.33	—	—	143	3.43
	626	0.91	7,885	3.48	5,316	2.75	7,785	1.23	21,612	2.38

Of which ABS (1)	455	0.54	4,025	3.21	3,062	2.02	6,235	0.62	13,777	1.66

Note:
(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities.

14 Equity shares
	2014			2013			2012
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Held-for-trading	13	112	125	229	—	229	998	31	1,029
Designated as at fair value
through profit or loss	—	93	93	1	48	49	4	49	53
Available-for-sale	37	5	42	2	15	17	16	29	45
	50	210	260	232	63	295	1,018	109	1,127

Available-for-sale
Gross unrealised gains	—	19	19	1	1	2	2	7	9
Gross unrealised losses	—	—	—	—	—	—	(1)	—	(1)

Net gains of €2 million (2013 - €17 million; 2012 - €99 million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was €4.6 million (2013 - €0.2 million; 2012 - €4 million).

Notes on the consolidated accounts

15 Interests in associates
RBSH Group has one significant associate, Saudi Hollandi Bank (SHB) which is incorporated and has its principal place of business in the Kingdom of Saudi Arabia. The RBSH Group holds 40% of SHB’s shares. It is accounted for using the equity method. RBSH Group does not influence the significant judgements and assumptions made by SHB in the preparation of their financial statements.

	2014		2013		2012
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	€m	€m	€m	€m	€m	€m
SHB	945	1,865	721	1,269	707	880
Other associates	2		64		27
Interests in associates	947		785		734

The following table shows summary balance sheet and income statement information for SHB translated into €.

	2014	2013	2012
Saudi Hollandi Bank	€m	€m	€m
Cash and balances at central banks	2,088	1,290	1,935
Loans to banks	118	339	170
Loans and advances to customers	14,284	10,299	9,161
Debt securities and equity shares	4,118	3,261	2,302
Other assets	576	387	293
Total assets	21,184	15,576	13,861

Deposits by banks	670	483	298
Customer deposits	16,841	11,976	10,909
Other liabilities	1,318	1,296	974
Total liabilities	18,829	13,755	12,181

Total income	638	512	460
Total expenses	(273)	(218)	(200)
Profit before tax	365	294	260

Share of profit after tax	117	57	93

At 31 December 2013, RBS N.V. held 38% of the shares of Alcover AG (‘Alcover’) accounted for as an associate with a carrying value of €59 million.  On 2 July 2014, RBS N.V. acquired the remaining 62% of Alcover shares from the other Consortium Members for consideration of €99 million.  The acquisition date fair value of Alcover’s net assets was €160 million principally: debt securities (€342 million); cash and cash equivalents (€71 million); less insurance claims reserves (€241 million).  There was no attributable goodwill.  Alcover is consolidated by RBS N.V.; its profit since acquisition was €2 million. Alcover’s insurance business is in run-off.  Claims reserves represent the risk-adjusted cash outflows required to settle outstanding claims as they develop.  These reserves are established on the basis of an external actuarial valuation and reflect historical claims experience.

16 Prepayments, accrued income and other assets
	2014	2013	2012
	€m	€m	€m
Prepayments and deferred expenses	72	69	97
Current tax	43	123	103
Intangible assets	6	7	49
Property, plant & equipment	16	14	15
Other assets	968	855	535
	1,105	1,068	799

Notes on the consolidated accounts

17 Discontinued operations and assets and liabilities of disposal groups
(a) Profit from discontinued operations, net of tax
	2014	2013	2012
	€m	€m	€m
Total income	30	34	36
Operating expenses	(3)	(3)	(3)
Impairment losses	—	—	(5)
Operating profit before tax	27	31	28
Tax	(12)	(12)	(11)
Profit after tax	15	19	17

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

(b) Assets and liabilities of disposal groups

	2014	2013	2012
	€m	€m	€m
Assets of disposal groups
Cash and balances at central banks	—	6	3,565
Loans and advances to banks	—	134	1,278
Loans and advances to customers	1,213	1,328	3,240
Debt securities and equity shares	—	379	2,909
Derivatives	—	154	1,932
Other assets	44	47	880
	1,257	2,048	13,804

Liabilities of disposal groups
Deposits by banks	—	—	865
Customer accounts	42	205	7,468
Derivatives	—	127	1,902
Other liabilities	4	75	791
	46	407	11,026

As at 31 December 2014, assets and liabilities of disposal groups related mainly to the remaining Dutch State acquired businesses.

As at 31 December 2013, the assets and liabilities of disposal groups related mainly to the Thai business; other assets and liabilities related to certain loan portfolios in the Latin American region, remaining Private Equity portfolios within the Non-Core segment, and the remaining Dutch State acquired businesses.

As at 31 December 2012, the assets and liabilities of disposal groups represented balances of a number of businesses in the Asian region, loan portfolios in the Latin American region and remaining Private Equity portfolios within the Non-Core segment, as well as the remaining Dutch State acquired businesses.

In accordance with the classification of financial instruments in IAS 39, cash and balances at central banks, loans and advances to banks and to customers, deposits by banks and customer accounts and settlement balances included within assets and liabilities of disposal groups are classified as financial instruments at amortised cost.  Derivatives included within assets and liabilities of disposal groups are classified as held-for-trading and measured at fair value. The majority of debt securities and equity shares within assets of disposal groups are either classified as held-for-trading (2013 - €29 million and 2012 - €618 million) or as available-for-sale (2013 - €161 million and 2012 - €1,433 million) and are measured at fair value. The majority of financial instruments carried at fair value within assets and liabilities of disposal groups at 31 December, 2013 and 2012 are classified as level 2.

Notes on the consolidated accounts

18 Settlement balances and short positions
	2014	2013	2012
	€m	€m	€m
Settlement balances (amortised cost)	32	83	73
Short positions (held-for-trading):
Debt securities
- Other issuers	2	18	23
Equity shares	—	4	11
	34	105	107

19 Accruals, deferred income and other liabilities
	2014	2013	2012
	€m	€m	€m
Current taxation	58	41	211
Accruals	73	42	42
Deferred income	88	110	111
Retirement benefit liabilities	32	20	—
Insurance reserves	247	—	—
Other liabilities	624	852	1,418
	1,122	1,065	1,782

Included in other liabilities are the following provisions for liabilities and charges:
			Other
	Litigation	Restructuring	provisions
	€m	€m	€m
At 1 January 2014	129	9	53
Currency translation and other movements	4	1	(3)
Disposals	(14)	—	—
Charge to income statement	139	2	29
Releases to income statement	(4)	(8)	(4)
Provisions utilised	(207)	—	—
At 31 December 2014	47	4	75

Other provisions include tax provisions and other provisions arising in the normal course of business.

Arising out of its normal business operations, RBSH Group is party to legal proceedings in the Netherlands, United Kingdom, the United States of America and other jurisdictions. Litigation provisions at 31 December 2014 related to numerous proceedings; no individual provision is material. Detailed descriptions of the Group’s legal proceedings and discussion of the associated uncertainties are given in Note 26.

Notes on the consolidated accounts

20 Deferred taxation
	2014	2013	2012
	€m	€m	€m
Deferred tax asset	(34)	(40)	(420)
Deferred tax liability	88	63	40
Net (deferred tax asset)/deferred tax liability	54	23	(380)

					Available
		Accelerated		Revaluations/	-for-sale			Tax losses
	Pension	capital allowances	Provisions	deferred gains	financial assets	Intangibles	Cash flow hedging	carried forward(1)	Other	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January 2013	(1)	(1)	(3)	35	1	—	—	(392)	(19)	(380)
Transfers (to)/from disposal groups	(21)	—	(27)	—	—	—	—	—	5	(43)
Acquisition/(disposal) of subsidiaries	—	—	3	—	—	—	—	—	(9)	(6)
Settlements with RBS Group	—	—	—	—	—	—	—	311	—	311
Charge to income statement	7	—	1	29	—	—	—	66	22	125
Credit to other comprehensive income	—	—	—	—	(1)	—	—	—	—	(1)
Currency translation and other
adjustments	3	—	5	(2)	—	—	—	15	(4)	17
At 1 January 2014	(12)	(1)	(21)	62	—	—	—	—	(5)	23
(Disposal)/acquisition of subsidiaries	—	—	(1)	—	2	—	—	—	10	11
Charge/(credit) to income statement	1	—	13	6	—	—	—	—	(1)	19
Charge/(credit) to other comprehensive
income	—	—	—	—	1	—	(1)	—	—	—
Currency translation and other
adjustments	10	—	(1)	9	—	—	—	—	(17)	1
At 31 December 2014 (2)	(1)	(1)	(10)	77	3	—	(1)	—	(13)	54

Note:
(1)
Predominantly relates to losses incurred on UK businesses which were transferred to RBS plc. Under UK tax rules the associated tax losses move to RBS plc as the businesses transfer. RBS Group reimbursed RBSH Group for the value of the losses attached to the transferring businesses. No tax losses were transferred in 2014 (2013: €1.4 billion of tax losses transferred; 2012: nil)

(2)
Other deferred tax assets are recognised, that depend on the availability of future taxable profits in excess of profits arising from the reversal of other temporary differences. Tax losses in the Netherlands can be carried forward for up to nine years, however business projections prepared for impairment review indicate it is probable that insufficient future taxable income will be available against which to offset these recognised deferred tax assets in respect of the unused tax losses. Therefore these tax assets have been fully impaired. For the remaining deferred tax assets, business projections prepared for impairment reviews indicate that it is probable that sufficient future taxable income will be available against which to offset these recognised deferred tax assets. In jurisdictions where doubt exists over the availability of future taxable profits, deferred tax assets of €2,259 million (2013 - €2,492 million; 2012 - €2,930 million) have not been recognised in respect of tax losses carried forward of €9,242 million (2013 - €10,052 million; 2012 - €11,796 million). Of these losses, none will expire within one year, €5,302 million within five years and €2,604 million thereafter. The balance of tax losses carried forward has no time limit.

Notes on the consolidated accounts

21 Subordinated liabilities
	2014	2013	2012
	€m	€m	€m
Dated loan capital	2,379	2,586	4,417
Undated loan capital	2,725	2,365	2,434
	5,104	4,951	6,851

RBS N.V. has now resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2013. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date; and by the next call date.

		2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - final redemption		€m	€m	€m	€m	€m	€m	€m
US dollars		464	—	543	113	125	2,725	3,970
Euro		420	37	274	14	288	—	1,033
Other		—	—	101	—	—	—	101
Total		884	37	918	127	413	2,725	5,104

	Currently	2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - call date	€m	€m	€m	€m	€m	€m	€m	€m
US dollars	2,725	464	—	543	113	125	—	3,970
Euro	—	420	37	274	14	288	—	1,033
Other	—	101	—	—	—	—	—	101
Total	2,725	985	37	817	127	413	—	5,104

		2014	2015	2016-2018	2019-2023	Thereafter	Perpetual	Total
2013 - final redemption		€m	€m	€m	€m	€m	€m	€m
US dollars		—	409	407	227	110	2,365	3,518
Euro		—	420	39	273	212	—	944
Other		—	—	489	—	—	—	489
Total		—	829	935	500	322	2,365	4,951

	Currently	2014	2015	2016-2018	2019-2023	Thereafter	Perpetual	Total
2013 - call date	€m	€m	€m	€m	€m	€m	€m	€m
US dollars	2,365	409	—	407	227	110	—	3,518
Euro	—	420	—	39	273	212	—	944
Other	—	489	—	—	—	—	—	489
Total	2,365	1,318	—	446	500	322	—	4,951

Notes on the consolidated accounts

21 Subordinated liabilities continued
		2013	2014	2015-2017	2018-2022	Thereafter	Perpetual	Total
2012 - final redemption		€m	€m	€m	€m	€m	€m	€m
US dollars		—	—	1,100	610	—	2,434	4,144
Euro		—	—	1,633	256	218	—	2,107
Other		—	—	—	600	—	—	600
Total		—	—	2,733	1,466	218	2,434	6,851

	Currently	2013	2014	2015-2017	2018-2022	Thereafter	Perpetual	Total
2012 - call date	€m	€m	€m	€m	€m	€m	€m	€m
US dollars	3,534	—	—	—	610	—	—	4,144
Euro	1,504	88	—	41	256	218	—	2,107
Other	—	600	—	—	—	—	—	600
Total	5,038	688	—	41	866	218	—	6,851

Redemptions in the period (values as at date of transaction).
	Capital	2014	2013	2012
	treatment	€m	€m	€m
Redemptions
AUD451.8 million 6.50% subordinated notes 2018 (partial redemption)	Tier 2	292	—	—
AUD149.2 million 7.461% subordinated notes 2018 (partial redemption)	Tier 2	97	—	—
US$72.8 million 6.14% subordinated notes 2019 (partial redemption)	Tier 2	56	—	—
€100 million 5.13% subordinated notes	Tier 2	—	100	—
€13 million zero coupon subordinated notes	Tier 2	—	13	—
€1,085 million floating rate subordinated notes 2015 (partial redemption)	Tier 2	—	1,085	—
US$9 million 6.14% subordinated notes 2019 (partial redemption)	Tier 2	—	7	—
US$936 million floating rate callable subordinated notes 2015 (partial redemption)	Tier 2	—	710	—
MYR200 million 4.15% subordinated notes 2017	Tier 2	—	—	50
Total		445	1,915	50

22 Share capital
The company’s share capital at 31 December 2014, 2013 and 2012 consisted of 89,287 issued and full paid ordinary shares of €0.56 each. The Company’s authorised share capital amounts to €224,000. It comprises 400,000 ordinary shares, each with a nominal value of €0.56. All issued ordinary shares have been fully paid.

The General Meeting of the Shareholders of RBS Holdings N.V. approved on 29 February 2012 and executed on 21 June 2012, a reduction of the issued capital to €50,000 through a purchase of 3,306,754,046 shares from its shareholder for no consideration followed by a cancellation of those shares, and to reduce its authorised share capital to €224,000.

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

Notes on the consolidated accounts

23 Reserves
Share premium reserve
During 2014, there was a capital injection from RFS Holdings BV reflecting amounts received by RFS Holdings BV from Santander (€72 million) and NL Financial Investments (€67 million). In addition, there was a distribution to RFS Holdings BV of €103 million to fund the repayment of its loan from ABN Amro Bank.

During 2013, the share premium reserve was reduced by €0.2 billion as a result of a cross border merger.

During 2012, the capital reduction described in Note 22 increased share premium by €1.9 billion.  It was then reduced by €0.9 billion as a result of the Dutch Scheme.

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

24 Structured entities and asset transfers
Structured entities
A structured entity (SE) is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, for example when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are usually established for a specific, limited purpose. They do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions. As well as being a key element of securitisations, SEs are also used in fund management activities to segregate custodial duties from the fund management advice.

Consolidated structured entities
Securitisations
In a securitisation, assets, or interests in a pool of assets, are transferred generally to a SE which then issues liabilities to third party investors. The majority of securitisations are supported through liquidity facilities or other credit enhancements. RBSH Group arranges securitisations to facilitate client transactions and undertakes own asset securitisations to sell or to fund portfolios of financial assets. RBSH Group also acts as an underwriter and depositor in securitisation transactions in both client and proprietary transactions.

RBSH Group’s involvement in client securitisations takes a number of forms. It may: sponsor or administer a securitisation programme; provide liquidity facilities or programme-wide credit enhancement; and purchase securities issued by the vehicle.

Own asset securitisations
In own-asset securitisations, the pool of assets held by the SE is either originated by the RBSH Group, or (in the case of whole loan programmes) purchased from third parties.

Notes on the consolidated accounts

24 Structured entities and asset transfers continued
Unconsolidated structured entities
RBSH Group’s interests in unconsolidated structured entities are analysed below.

	2014			2013
	Asset backed			Asset backed
	securitisation	Investment		securitisation	Investment
	vehicles	funds and other	Total	vehicles	funds and other	Total
	€m	€m	€m	€m	€m	€m
Held-for-trading
Loans and advances to customers and debt securities	8	—	8	—	131	131
Equity shares	—	22	22	—	41	41
Derivative assets	—	—	—	—	66	66
Derivative liabilities	(1)	—	(1)	—	(5)	(5)
Total	7	22	29	—	233	233

Other than held-for-trading
Loans and advances to customers	38	—	38	26	5	31
Debt securities	153	21	174	5,758	52	5,810
	191	21	212	5,784	57	5,841

Maximum exposure	198	43	241	5,784	290	6,074

Notes:
(1)	Income from interests in unconsolidated structured entities includes interest receivable, changes in fair value, and other income less impairments that may be required.
(2)
A sponsored entity is a structured entity, established by RBSH Group where RBSH Group provides liquidity and/or credit enhancements or provides ongoing services to the entity. RBSH Group can act as sponsor for its own or for customers’ transactions.

(3)	The 2013 entities in unconsolidated structured entities have been revised.

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

Securities sold under such repurchase transactions are not derecognised if RBSH Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of debt securities transferred under repurchase transactions included on the balance sheet was €0.6 billion (2013 - €12.4 billion; 2012 - €10.9 billion). Securities received as collateral under reverse repurchase agreements amounted to €1.1 billion (2013 - €0.1 billion; 2012 - €0.1 billion), of which nil (2013 and 2012 - €0.1 billion) had been sold or repledged as collateral of RBSH Group’s own transactions.

Notes on the consolidated accounts

24 Structured entities and asset transfers continued
Assets pledged as collateral
RBSH Group pledges collateral with its counterparties in respect of bank and other borrowings. This primarily relates to assets pledged for bank and other borrowings.

Assets pledged against liabilities	2014	2013	2012
	€m	€m	€m
Loans and advances to banks	321	804	1,510
Loans and advances to customers	695	954	1,428
Debt securities	131	246	9,648
	1,147	2,004	12,586

Liabilities secured by assets
Deposits by banks	—	—	3,557
Debt securities in issue	424	501	867
Derivatives	531	5,824	9,473
	955	6,325	13,897

25 Capital resources
RBSH Group's regulatory capital resources were as follows:
	2014	2013	2012
	CRR	Basel 2.5	Basel 2.5
Composition of regulatory capital	transitional basis	basis	basis
	€m	€m	€m
Tier 1
Controlling interests	3,473	2,942	1,799
Adjustment for:
- Goodwill and other intangible assets	(44)	(1)	(4)
- Unrealised losses on available-for-sale debt securities	54	883	2,492
- Unrealised gains on available-for-sale equities	(7)	(3)	(19)
- Other regulatory adjustments	(225)	(260)	(442)
Core Tier 1 capital	3,251	3,561	3,826
Trust preferred securities	2,686	2,365	2,470
Less deductions from Tier 1 capital	(1,008)	(1,887)	(1,757)
Total Tier 1 capital	4,929	4,039	4,539

Tier 2
Unrealised gains on available-for-sale equities	—	3	19
Subordinated debt	1,043	1,552	3,218
Additions/deductions from Tier 2 capital	855	(1,061)	(1,303)
Total Tier 2 capital	1,898	494	1,934

Total regulatory capital	6,827	4,533	6,473

It is RBSH Group’s policy to maintain an appropriate capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders, while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, RBSH Group has regard to the supervisory requirements of DNB. DNB uses Capital Ratios as a measure of capital adequacy in the Dutch banking sector, comparing a bank’s capital resources with its risk-weighted assets (RWAs) (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks). RBSH Group has complied with its capital requirements during the year.

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

Notes on the consolidated accounts

26 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2014. Although RBSH Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of RBSH Group's expectation of future losses.

		More than	More than
		1 year but	3 years but
	Less than	less than	less than	Over
	1 year	3 years	5 years	5 years	2014	2013	2012
	€m	€m	€m	€m	€m	€m	€m
Contingent liabilities:
Guarantees and assets pledged as collateral security	455	67	1,148	4,024	5,694	6,884	10,070
Other contingent liabilities	139	59	1,118	128	1,444	1,572	1,009
	594	126	2,266	4,152	7,138	8,456	11,079
Commitments:
Undrawn formal standby facilities, credit lines
and other commitments to lend
- less than one year	492	—	—	—	492	497	1,990
- one year and over	—	48	27	81	156	350	3,004
Other commitments	273	—	—	—	273	125	712
	765	48	27	81	921	972	5,706

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

Contingent liabilities
Guarantees - RBSH Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that RBSH Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that RBSH Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. RBSH Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities. In the normal course of business, liabilities and contingent liabilities arise in respect of RBSH Group’s tax position in the various jurisdictions in which it operates. RBSH Group makes provision for any liabilities in accordance with its accounting policy for provisions (see page 99). Estimating the financial effect of certain contingent tax liabilities, for which the possibility of any outflow in settlement is remote and not probable, is not practicable.

Also included within contingent liabilities as at 31 December 2014 is €4.0 billion (2013 and 2012 - €4.0 billion) which relates to RBSH Group’s obligations over liabilities held within the Dutch State acquired businesses included in the new ABN AMRO Bank N.V. On the division of an entity by demerger, Dutch law establishes a cross liability between surviving entities in respect of the creditors at the time of the demerger. RBSH Group’s cross liability is limited by law to the lower of its equity and the eligible debts of ABN AMRO Bank N.V. on 6 February 2010. The likelihood of any cross liability crystallising is considered remote.

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

26 Memorandum items continued
Contractual obligations for future expenditure not provided in the accounts
The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2014	2013	2012
	€m	€m	€m
Minimum rentals payable under non-cancellable operating leases (1)
- Within 1 year	15	27	29
- After 1 year but within 5 years	28	36	48
- After 5 years	19	26	30
Total	62	89	107

Note:
(1)	Predominantly property leases

Litigation, arbitration, investigations and reviews
RBSH Group and other members of RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the Netherlands, the United Kingdom, the European Union, the United States and other jurisdictions.

RBSH Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which RBSH Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 31 December 2014. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBSH Group has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim.  RBSH Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where RBSH Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which RBSH Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBSH Group has recognised for that matter.

RBSH Group may not be directly involved in all of the following litigation, arbitration, investigations and reviews but due to the potential implications to RBS Group of such litigation, arbitration investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on RBSH Group. Other than those discussed below, no member of RBSH Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate.

Litigation
Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, filed a clawback claim against RBS N.V. in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud.’ The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. This matter is subject to pre-discovery motions to dismiss the claims against RBS N.V..

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

Notes on the consolidated accounts

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act),  but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. Over 35 other USD LIBOR-related actions involving RBS Group, including purported class actions on behalf of lenders and mortgage borrowers, are subject to motions to dismiss that are being litigated.  Discovery has been stayed in all cases in the co-ordinated proceeding pending further order from the Court. On 21 January 2015, the U.S. Supreme Court held in Gelboim v. Bank of America Corp. that plaintiffs in the class action on behalf of corporate debt purchasers do not need to wait until there is a final judgment in the coordinated proceeding before they can appeal the dismissal of their antitrust claims to the United States Court of Appeals for the Second Circuit.

Certain members of RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action"), (ii) Euribor, and (iii) Swiss Franc LIBOR, all three of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the court in the Yen action dismissed the plaintiffs’ antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting RBS Group are set out under ‘Investigations and reviews’ on pages 145 and 146.

Complex Systems
As previously disclosed, RBS N.V. was a defendant in an action heard in the United States District Court for the Southern District of New York filed by Complex Systems, Inc (CSI). The plaintiff alleged that RBS N.V. had since late 2007 been using the plaintiff's back-office trade finance processing software without a valid licence, in violation of the US Copyright Act. RBS N.V. and CSI have reached a settlement of the action, and RBS N.V. has paid the agreed settlement sum to CSI. This brings an end to the proceedings and provides RBS Group companies with an on-going, perpetual licence to use the software at issue.

World Online
In November 2009, the Supreme Court in the Netherlands issued a declaratory judgment against World Online International N.V. (World Online), Goldman Sachs International and ABN AMRO Bank N.V. (now RBS N.V.) in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment did not establish liability or the amount of any loss. The defendant banks have paid settlement sums to certain investors. The potential claim that was brought to RBSH Group's attention in December 2011 was issued in June 2014.  It is on behalf of a group of individuals linked to a company acquired by World Online in 2000. RBSH Group does not believe that such settlements or any final liability or loss will have a material adverse effect on RBSH Group's financial position or profitability.

CPDO Litigation
CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia, and on RBS Group in England relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case, holding that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million. RBS N.V. appealed this decision and the appeal court found against RBS N.V. in May 2014.  The decision is not being further appealed. RBS N.V. made the required payments totalling A$19.7 million in March and April 2013. The judgment may potentially have significance to the other claims served and to any future similar claims.

RiverCity
In 2005 RBS Group (Australia) Pty Ltd (“RBSGA”), previously ABN AMRO Australia Pty Limited, a member of RBSH Group, was a member of a consortium that appointed AECOM Australia Pty Ltd (formerly known as Maunsell Australia Pty Ltd) ("AECOM") to forecast traffic for the Clem7 Tunnel in Brisbane, Australia. Three sets of proceedings have been brought against AECOM.

The first (Hopkins v AECOM) is a class action relating to the initial public offer of units to retail investors in the RiverCity Motorway Group, which operated the Clem7 Tunnel. The claim relates to allegations that the IPO disclosure was defective, particularly in relation to traffic volume forecasts by AECOM. The second and third proceedings (RiverCity v AECOM and Portigon v AECOM), involve claims of negligent misstatement and misleading or deceptive conduct in the issuance of traffic forecasts. In all three proceedings AECOM filed a number of cross-claims for contribution in the event it is found liable, including against RBSGA. On 18 July 2014, the court refused to allow the cross-claims to proceed, except in the case of Hopkins v AECOM. Discovery is underway.

Notes on the consolidated accounts

Credit Default Swap Antitrust Litigation
Certain members of RBS Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the U.S. District Court for the Southern District of New York. The plaintiffs generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps.  On 4 September 2014, the Court largely denied the defendants’ motion to dismiss this matter. Discovery is underway.

Fondazione Monte dei Paschi di Siena
A claim for €285.9 million was brought by Fondazione Monte dei Paschi di Siena (FMPS) in July 2014 against former directors and 13 syndicate banks, including RBS N.V., in connection with an Italian law-governed term facility agreement for €600 million dated 4 June 2011.  The claim is a civil action based on a non-contractual liability arising from the alleged breach of the by-laws of FMPS which set a 20 per cent. limit for its debt to equity ratio (the Ratio). The lenders are alleged to have aided and abetted the former directors of FMPS to breach the Ratio. It is alleged that as sophisticated financial institutions, each lender should have known FMPS’s financial situation, including its debt to equity ratio, and that putting the facility in place would cause it to breach the Ratio. RBS N.V. will defend the claim and the first hearing is scheduled for 14 May 2015.

Freeman v. HSBC Holdings PLC
On 10 November 2014, RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, and Bank Saderat) were named as defendants in a complaint filed by a number of United States nationals (or their estates, survivors, or heirs), most of whom are or were United States military personnel, who were killed or injured in more than 70 attacks in Iraq between 2004 and 2011.  The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran.  According to the complaint, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the U.S. Antiterrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.  On 2 April 2015, the plaintiffs filed an amended complaint adding Commerzbank as an additional defendant. The defendants will move to dismiss the case on a schedule to be determined.

Arbitration
Greek Bonds
RBS N.V. and ABN AMRO Bank N.V. are in dispute over the ownership of economic exposure to certain Greek bonds. ABN AMRO Bank N.V. has indicated that it will commence arbitration proceedings, claiming approximately €70 million, against RBS N.V. in the near term.

Investigations and reviews
RBSH Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the Netherlands, the United Kingdom, the EU, the United States and elsewhere. RBSH Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the EU, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, competition, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by RBSH Group, remediation of systems and controls, public or private censure, restriction of RBSH Group’s business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on RBSH Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it. RBSH Group is co-operating fully with the investigations and reviews described below.

LIBOR, other trading rates and foreign exchange trading
In February 2013 RBS Group announced settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. On 17 April 2015, following expiry of the DPA, the DOJ filed a motion seeking dismissal of the criminal information underlying the DPA.  On 21 April 2015, the U.S. District Court in Connecticut granted the motion and ordered the charges dismissed; as a result, the DPA is of no further effect.

In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, RBS Group paid settlement penalties of approximately €260 million and €131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

Notes on the consolidated accounts

In July 2014, RBS N.V. and RBS plc entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS N.V. and RBS plc undertake in the Enforceable Undertaking to (a) comply with existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS N.V.’s and RBS plc’s implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the Enforceable Undertaking, RBS N.V. and RBS plc also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

On 21 October 2014, the EC announced its findings that RBS Group and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss franc LIBOR benchmark interest rate between March 2008 and July 2009. RBS Group agreed to settle the case with the EC and received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC’s ongoing investigation. Also on 21 October 2014, the EC announced its findings that RBS Group and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss franc interest rate derivatives in the European Economic Area (EEA). Again, RBS Group received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC’s ongoing investigation.

RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards. RBS Group is providing information and documents to the CFTC and the DOJ as part of an investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities.  RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, RBS Group cannot estimate reliably what effect, if any, the outcome of these investigations may have on RBS Group.

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the United States Commodity Futures Trading Commission (CFTC) in relation to investigations into failings in the bank’s Foreign Exchange businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. Payment of the fines was made on 19 November 2014.

As previously disclosed, RBS Group remains in discussions with other governmental and regulatory authorities on similar issues relating to failings in the Bank’s Foreign Exchange business within its CIB segment. These include advanced settlement discussions regarding the criminal investigation being conducted by the DOJ and certain other financial regulatory authorities and RBS Group expects that it will incur financial penalties in conjunction with any such settlements. The timing and final amounts of any settlements and related litigation risks and consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions.

Governance and risk management consent order
In July 2011, RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Governance Order, RBS Group agreed to create the following written plans or programmes:

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

Notes on the consolidated accounts

The Governance Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order. RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS Group's U.S. operations. RBS Group continues to test the effectiveness of the remediation efforts undertaken by RBS Group to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

US dollar processing consent order
In December 2013 RBSG and The Royal Bank of Scotland plc agreed a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to The Royal Bank of Scotland plc’s historical compliance with US economic sanction regulations outside the US.  As part of the settlement, RBSG and The Royal Bank of Scotland plc entered into a consent Cease and Desist Order with the Fed (US Dollar Processing Order), which remains in effect until terminated by the Fed.  The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBSG and The Royal Bank of Scotland plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations. RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by RBS Group’s global business lines outside of the United States, and to adopt, implement, and comply with the programme.  Prior to and in connection with the US Dollar Processing Order, RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures. RBS Group also agreed in the US Dollar Processing Order (as part of the OFAC compliance programme) to hire an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments. RBS Group appointed the independent consultant on 1st December 2014 and the independent consultant is due to publish the result of its review during the course of Q2 of 2015.  In addition, pursuant to requirements of the US Dollar Processing Order, RBS Group has provided the required written submissions, including quarterly updates, in a timely manner.

Notes on the consolidated accounts

27 Changes in operating assets and liabilities
	2014	2013	2012
	€m	€m	€m
Decrease in loans and advances to banks and customers	558	5,885	31,865
Decrease in securities	548	789	4,796
(Increase)/decrease in other assets	(133)	(32)	6,644
Decrease in derivative assets	503	4,464	10,402
Changes in operating assets	1,476	11,106	53,707
Decrease in deposits by banks and customers	(15,100)	(12,418)	(40,615)
Decrease in debt securities in issue	(362)	(1,337)	(14,175)
Increase/(decrease) in other liabilities	21	(289)	(1,065)
Decrease in derivative liabilities	(1,434)	(5,328)	(9,366)
Decrease in settlement balances and short positions	(68)	(7)	(3,662)
Changes in operating liabilities	(16,943)	(19,379)	(68,883)
Charges in operating assets and liabilities	(15,467)	(8,273)	(15,176)
28 Interest received and paid
	2014	2013	2012
	€m	€m	€m
Interest received	702	502	1,320
Interest paid	(338)	(582)	(1,162)
	364	(80)	158

29 Analysis of cash and cash equivalents
	2014	2013	2012
	€m	€m	€m
At 1 January
- cash	4,836	8,660	17,252
- cash equivalents	522	1,370	9,792
	5,358	10,030	27,044
Net cash outflow	(2,646)	(4,672)	(17,014)
At 31 December	2,712	5,358	10,030

Comprising:
Cash and balances at central banks	1,135	3,199	5,859
Loans and advances to banks (1)	1,478	2,145	4,132
Treasury bills and debt securities	99	14	39
Cash and cash equivalents	2,712	5,358	10,030

Note:
(1)	Includes cash collateral posted with bank counterparties in respect of derivative liabilities of €321 million (2013 - €804 million; 2012 - €1,510 million).

RBSH Group had mandatory reserve deposits with central banks of €190 million (2013 - €73 million; 2012 - €165 million).

Notes on the consolidated accounts

30 Segmental analysis
(a) Reportable segments
RBSH Group is managed primarily by class of business and presents the segmental analysis on that basis. This includes the review of net interest income for each class of business - interest receivable and payable for all reportable segments is therefore presented net. Segments charge market prices for services rendered to other parts of RBSH Group. The segment measure is operating profit/(loss) before tax.

On 27 February 2014, RBS Group announced the reorganisation of the previously reported operating divisions into three franchises: Personal & Business Banking, Commercial & Private Banking and Corporate & Institutional Banking (CIB). Only CIB, comprising the former Markets and International Banking divisions, is relevant for RBSH Group. CIB is a single reportable segment.  RBSH Group’s reportable segments are as follows:

Corporate & Institutional Banking is the wholesale banking business comprising, Markets and Transaction Services which work closely together to serve customers. The businesses operate internationally providing lending, fixed income, foreign exchange, rates, credit, securitisation and transaction banking services primarily to large UK and international corporates and financial Institutions.

Central Functions comprises corporate functions, such as treasury, finance, risk management, legal, communications and human resources. Central functions manages RBSH Group’s capital resources and provides services to the operating segments.

RBS Capital Resolution (RCR) became fully operational on 1 January 2014 with a pool of c.£29 billion of RBS Group assets (of which approximately £1.5 billion related to RBSH Group) with particularly high long-term capital intensity, credit risk and/or potentially volatile outcomes in stressed environments. RCR brings assets under common management and increases focus on managing these assets so as to release capital. No business lines were moved to RCR so comparative data has not been restated.

Non-Core was dissolved on 31 December 2013. It managed separately assets that RBSH Group intended to run off or dispose of. It also included the remaining assets and liabilities in RBSH Group that had not yet been sold, wound down or transferred to the Consortium Members, referred to as 'Shared Assets', in which each of the consortium shareholders has a joint and indirect interest.

Following the implementation of a revised organisational structure in 2014, comparative data has been restated accordingly.

						Impairment	Operating
	Net interest	Non-interest	Total	Operating	Depreciation and	(losses)/	profit/(loss)
	income	income	income	expenses	amortisation	releases	before tax
2014	€m	€m	€m	€m	€m	€m	€m
Corporate & Institutional Banking	134	150	284	(280)	(1)	(1)	2
Central items	(12)	(65)	(77)	—	(11)	(18)	(106)
RCR	65	1	66	(25)	(2)	8	47
	187	86	273	(305)	(14)	(11)	(57)

2013
Corporate & Institutional Banking	112	326	438	(365)	(16)	(52)	5
Central items	(12)	(233)	(245)	(68)	—	(46)	(359)
Non-Core	138	106	244	(83)	(5)	56	212
	238	199	437	(516)	(21)	(42)	(142)

2012
Corporate & Institutional Banking	422	514	936	(1,201)	(45)	(11)	(321)
Central items	(34)	(396)	(430)	(82)	—	(23)	(535)
Non-Core	217	(15)	202	(194)	(8)	(31)	(31)
	605	103	708	(1,477)	(53)	(65)	(887)

Notes on the consolidated accounts

30 Segmental analysis continued

	2014			2013			2012
Total income	External	Inter segment	Total	External	Inter segment	Total	External	Inter segment	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Corporate & Institutional Banking	249	35	284	428	10	438	787	149	936
Central items	(59)	(18)	(77)	(221)	(24)	(245)	(319)	(111)	(430)
RCR	83	(17)	66	n/a	n/a	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	230	14	244	240	(38)	202
	273	—	273	437	—	437	708	—	708

	2014			2013			2012
Total revenue	External	Inter segment	Total	External	Inter segment	Total	External	Inter segment	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Corporate & Institutional Banking	403	235	638	655	260	915	1,577	1,006	2,583
Central items	145	92	237	67	96	163	130	731	861
RCR	86	234	320	n/a	n/a	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	294	295	589	222	166	388
	634	561	1,195	1,016	651	1,667	1,929	1,903	3,832
Eliminations	—	(561)	(561)	—	(651)	(651)	—	(1,903)	(1,903)
	634	—	634	1,016	—	1,016	1,929	—	1,929

	2014			2013			2012
			Cost to			Cost to			Cost to
			acquire fixed			acquire fixed			acquire fixed
			assets and			assets and			assets and
			intangible			intangible			intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Corporate & Institutional Banking	12,301	12,370	1	16,387	16,448	4	34,675	34,675	47
Central items	6,802	3,552	7	16,106	13,567	5	28,492	26,693	—
RCR	3,834	3,656	3	n/a	n/a	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	6,717	6,379	—	7,179	7,179	7
	22,937	19,578	11	39,210	36,394	9	70,346	68,547	54
Reconciling items
Dutch State acquired businesses/private equity	614	500	—	598	472	—	608	608	—
	23,551	20,078	11	39,808	36,866	9	70,954	69,155	54

(b) Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2014	Netherlands	UK	RoW	Total
	€m	€m	€m	€m
Net interest income	(2)	4	185	187
Net fees and commissions	109	(14)	47	142
Income from trading activities	(35)	91	(65)	(9)
Other operating (loss)/income	(313)	73	193	(47)
Total income	(241)	154	360	273

Operating (loss)/profit before tax	(221)	(15)	179	(57)
Total assets	9,413	4,185	9,953	23,551
Total liabilities	9,365	3,915	6,798	20,078
Net assets attributable to equity owners and non-controlling interests	48	270	3,155	3,473
Contingent liabilities and commitments	6,703	4	1,352	8,059
Cost to acquire property, plant and equipment and intangible assets	—	—	11	11

Notes on the consolidated accounts

30 Segmental analysis continued
	Netherlands	UK	RoW	Total
2013	€m	€m	€m	€m
Net interest income	(1)	2	237	238
Net fees and commissions	(24)	18	76	70
Income from trading activities	(127)	33	140	46
Other operating (loss)/income	(115)	29	169	83
Total income	(267)	82	622	437

Operating (loss)/profit before tax	(363)	11	210	(142)
Total assets	17,704	6,183	15,921	39,808
Total liabilities	14,762	6,183	15,921	36,866
Net assets attributable to equity owners and non-controlling interests	2,942	—	—	2,942
Contingent liabilities and commitments	7,024	59	2,345	9,428
Cost to acquire property, plant and equipment and intangible assets	—	—	9	9

2012
Net interest income	36	(6)	575	605
Net fees and commissions	8	(58)	321	271
Income from trading activities	(51)	14	86	49
Other operating (loss)/income	(89)	(446)	318	(217)
Total income	(96)	(496)	1,300	708

Operating (loss)/profit before tax	(531)	(484)	128	(887)
Total assets	37,138	16,723	17,093	70,954
Total liabilities	35,339	16,723	17,093	69,155
Net assets attributable to equity owners and non-controlling interests	1,799	—	—	1,799
Contingent liabilities and commitments	6,953	11	9,821	16,785
Cost to acquire property, plant and equipment and intangible assets	14	—	40	54

Notes on the consolidated accounts

31 Remuneration of the Managing Board and Supervisory Board
Remuneration of the Managing Board
The Managing Board during the year comprised the following members:

(1)	J. de Ruiter.
(2)	J. Kremers (resigned 1 April 2014).
(3)	M. Geslak.
(4)	C. Visscher.
(5)	I. van Eeghen (appointed 18 June 2014).

All current members of the Managing Board also perform roles in their respective fields elsewhere within RBS Group. As a consequence the following table only summarises total remuneration of the members of the Managing Board paid by RBS Holdings in respect of their functions in RBS Holdings. Remuneration has decreased reflecting the reduced time spent by the members on matters relating to RBS N.V. following the transfers to RBS plc from 2011 onwards.

The remuneration of the Managing Board is presented in aggregate in the table below. RBSG and its subsidiaries adhere to relevant statutory requirements and RBS Group discloses individual remuneration of RBS Group executive directors, compliant with the UK PRA Remuneration Code.

	2014	2013
	€000	€000
Salaries and short-term benefits	563	722
Pensions	118	231
Termination benefits	—	1,177
Profit sharing and bonus payments	176	196
Long term incentive plan (3)	122	255
Total	979	2,581

Notes:
(1)	There are no loans from RBSH Group to the Managing Board members.
(2)	RBS N.V. is no longer a Dutch open N.V.
(3)
The vesting of long-term incentive awards in the form of shares in RBS Group will normally be subject to the satisfaction of financial and non-financial performance conditions. The performance conditions will be set by the RBS Group Performance and Remuneration Committee for each award. In addition, awards will only vest to the extent the Committee is satisfied that the vesting outcome reflects underlying financial results and if conduct and risk management during the performance period has been effective.

(4)
One of the tax measures introduced by the Dutch Government is the Dutch wage tax of 16% ('crisisheffing'), payable by the employer for taxable wages above €150,000 per employee. In 2014 this wage tax was no longer applied. In 2013 the wage tax amounted to a total of €1 05,000 for the Managing Board members

Remuneration of the Supervisory Board
The Supervisory Board during the year comprised the following members:

(1)	E. Stevenson (appointed 11 August 2014).
(2)	C. Campbell.
(3)	S. Hepkema (resigned 1 May 2014).
(4)	H. Rottinghuis (resigned 1 May 2014).
(5)	N. Bostock (resigned 28 May 2014).
(6)	J. Cummins.

The Supervisory Board included members employed elsewhere within RBS Group. The Supervisory Board members from RBS Group were not remunerated for time spent on matters relating to RBS Holdings N.V.

The table below provides information on the remuneration of the Supervisory Board in aggregate. Members of the Supervisory Board are not entitled to emoluments in the form of RBSG shares or options on RBSG shares.

	2014	2013
	€000	€000
Remuneration	45	140

Notes:
(1)	There are no loans from RBSH Group to the Supervisory Board members.
(2)	RBS Holdings N.V. is no longer a Dutch open N.V.

Notes on the consolidated accounts

32 Related parties
RBSH Group has a related party relationship with associates, joint ventures, key management and shareholders The UK Government through HM Treasury is the ultimate controlling party of The Royal Bank of Scotland Group plc (‘RBS Group’)  which in turn owns 98% of RFS Holdings B.V., the immediate parent company of RBSH Group.

Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. RBSH Group enters into a number of banking transactions with related parties in the normal course of business. These transactions, which include loans, deposits and foreign currency transactions, have taken place on an arm’s length basis. These transactions are carried out on commercial terms and at market rates. Employees are offered preferential terms for certain banking products. No allowances for loan losses have been recognised in respect of loans to related parties in 2014, 2013 and 2012.

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

During 2014, the Thailand business was transferred to the RBS plc.

RBSH Group has also entered into two agreements with RBS plc under which it has bought credit protection over the exposures held by RBSH Group that were subject to RBS Group’s Asset Protection Scheme agreement with HM Treasury (HMT). These agreements cover 100% of losses on these assets. One agreement provides protection over a portfolio that includes significant exposure in the form of derivatives; the other covers assets that are measured at amortised cost. The former agreement is accounted for as a credit derivative. The second agreement meets the definition of a financial guarantee contract and is accounted for as such. RBS Group exited the APS effective 18 October 2012. The agreements are not impacted by RBS Group’s exit from APS and as a result, there has been no change to these agreements for the year ended the 31 December 2014.

With effect from 1 January 2013, the Managing Board of RBS Holdings N.V. agreed with RBS plc to reduce the number of covered assets included in the agreements as a result of the progress made with the transfers to RBS plc during 2011 and 2012. Unamortised fees relating to the assets previously covered will be reimbursed by RBS plc. The assets covered under the agreement at 31 December 2014 was €1 billion (2013 - €1.0 billion; 2012 - €2.4 billion), with an average remaining maturity of four years. At 31 December 2014 the carrying value of the prepaid fee for the financial guarantee contract was €9 million (2013 - €20 million; 2012-€145 million).

Financial assets and liabilities positions held-for-trading with RBS Group include positions of which risks have been transferred to RBS plc. The assets and liabilities cannot be offset under IFRS, however master netting agreements are in place that reduce the credit risk in the assets.

	Amounts due from		Amounts due from		Amounts due from
	holding company and		holding company and		holding company and
	fellow subsidiaries	Santander	fellow subsidiaries	Santander	fellow subsidiaries	Santander
	2014	2014	2013	2013	2012	2012
	€m	€m	€m	€m	€m	€m
Securities and Derivatives	2,255	—	2,569	—	4,624	—
Loans and advances	6,557	—	5,603	33	11,887	41
Other assets	61	—	42	—	12	—

Derivatives	3,403	—	3,806	—	6,970	—
Due to banks	3,875	—	17,688	33	28,458	41
Other liabilities	68	—	122	—	531	—

Contingent liabilities and commitments	1,451	—	1,361	—	1,974	—

Notes on the consolidated accounts

32 Related parties continued

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

	2014	2013	2012
	€m	€m	€m
Assets
Balances at central banks	825	2,007	2,064
Debt securities	—	668	714

Liabilities
Deposits by banks	—	—	3,573

33 Post balance sheet events

Sale of International Diamond and Jewellery business
On 10 April 2015, the International Diamond and Jewellery business in India was sold to IndusInd Bank Limited. The sale which includes net assets of approximately €0.5 billion is subject to regulatory approval; the business will be managed by RBS N.V. until completion.

Strategic review of CIB
In February 2015, RBS Group announced changes to its Corporate & Institutional Banking (CIB) business to build a stronger, safer and more sustainable business, focused mainly on UK and Western European customers, both corporate and financial institutions, supported by trading and distribution platforms in the UK, US and Singapore. As a consequence, RBS Group will reduce its geographical footprint to approximately 13 countries, compared with 38 at the end of 2014. As announced, RBS Group are exploring the option of a sale for the countries that are to be exited. If this is not feasible, it is expected that the countries will be wound down. The full impact of the announced changes on RBSH Group is currently being reviewed.

Under the new structure, the RBSH Group and its businesses moved to the new Capital Resolution organisation. For 2015, the focus will remain on the further de-risking of our balance sheet.

There have been no other significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

34 Condensed consolidating financial information
RBS N.V. is a 100% owned subsidiary of RBS Holdings N.V. and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC. RBS Holdings N.V. has fully and unconditionally guaranteed the obligations of RBS N.V. that have been incurred: this guarantee includes all securities issued by RBS N.V.

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

The condensed consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the IASB, where RBSH Group has applied Rule 3-10 of Regulation S-X which requires a company to account for its investments in subsidiaries using the equity method, differing from IAS 27 (revised 2011 - separate financial statements) which requires RBSH Group to account for investments in their subsidiaries at cost subject to impairment.

The following consolidating information presents condensed balance sheets at 31 December 2014, 2013 and 2012 and condensed income statements, statements of comprehensive income and cash flow statements for the years ended 31 December 2014, 2013 and 2012 of RBSH, RBS N.V. and its subsidiaries.

Notes on the consolidated accounts

34 Condensed consolidating financial information continued
Condensed consolidating income statement for the year ended 31 December 2014

				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Net interest income	—	90	97	—	187
Results from Group undertakings	(115)	183	—	(68)	—
Non-interest income		(79)	165	—	86
Total income	(115)	194	262	(68)	273
Operating expenses	—	(260)	(59)	—	(319)
Impairment recoveries/(losses)	—	(18)	7	—	(11)
Operating (loss)/profit before tax	(115)	(84)	210	(68)	(57)
Tax credit/(charge)	—	(31)	(27)	—	(58)
(Loss)/profit from continuing operations	(115)	(115)	183	(68)	(115)
Profit from discontinued operations, net of tax	15	15	—	(15)	15
(Loss)/profit for the year	(100)	(100)	183	(83)	(100)
Attributable to:
Controlling interests	(100)	(100)	183	(83)	(100)

Condensed consolidating statement of comprehensive income for the year ended 31 December 2014

				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Loss for the year	(100)	(100)	183	(83)	(100)
Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	(8)	(8)	—	8	(8)
Items that do qualify for reclassification
Group undertakings reserve	903	5	—	(908)	—
Available for sale financial assets	—	817	8	—	825
Cash flow hedges	—	(3)	—	—	(3)
Currency translation account	—	85	(3)	—	82
Tax (charge)/credit	—	(1)	—	—	(1)
Total comprehensive loss after tax	795	795	188	(983)	795
Attributable to:
Controlling interests	795	795	188	(983)	795

Notes on the consolidated accounts

34 Condensed consolidating financial information continued
Condensed consolidated income statement for the year ended 31 December 2013
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Net interest income	—	102	136	—	238
Results from Group undertakings	(152)	58	—	94	—
Non-interest income	—	(18)	217	—	199
Total income	(152)	142	353	94	437
Operating expenses	(2)	(376)	(161)	2	(537)
Impairment losses	—	45	(87)	—	(42)
Operating (loss)/profit before tax	(154)	(189)	105	96	(142)
Tax credit/(charge)	—	35	(47)	—	(12)
Loss from continuing operations	(154)	(154)	58	96	(154)
Profit from discontinued operations, net of tax	19	19	—	(19)	19
Loss for the year	(135)	(135)	58	77	(135)
Attributable to:
Controlling interests	(135)	(135)	58	77	(135)

Notes on the consolidated accounts

34 Condensed consolidating financial information continued
Condensed consolidating statement of comprehensive income for the year ended 31 December 2013

				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Loss for the year	(135)	(135)	58	77	(135)
Items that do qualify for reclassification
Group undertakings reserve	1,448	55	—	(1,503)	—
Available-for-sale financial assets	—	1,596	(5)	—	1,591
Currency translation	—	(69)	2	—	(67)
Tax (charge)/credit	—	1	—	—	1
Other comprehensive income after tax	1,448	1,583	(3)	(1,503)	1,525
Total comprehensive loss after tax	1,313	1,448	55	(1,426)	1,390
Attributable to:
Controlling interests	1,313	1,448	55	(1,426)	1,390

Condensed consolidating income statement for the year ended 31 December 2012
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Net interest income	—	407	198	—	605
Results from Group undertakings	(1,016)	(16)	—	1,032	—
Non-interest income	—	(289)	392	—	103
Total income	(1,016)	102	590	1,032	708
Operating expenses	—	(1,145)	(385)	—	(1,530)
Impairment losses	—	(34)	(31)	—	(65)
Operating loss before tax	(1,016)	(1,077)	174	1,032	(887)
Tax (charge)/credit	—	61	(190)	—	(129)
Loss from continuing operations	(1,016)	(1,016)	(16)	1,032	(1,016)
Profit from discontinued operations, net of tax	17	17	—	(17)	17
Loss for the year	(999)	(999)	(16)	1,015	(999)
Attributable to:
Controlling interests	(999)	(999)	(16)	1,015	(999)

Condensed consolidating statement of comprehensive income for the year ended 31 December 2012
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Loss for the year	(999)	(999)	(16)	1,015	(999)
Items that do qualify for reclassification
Group undertakings reserve	275	6	—	(281)	—
Available-for-sale financial assets	—	448	—	—	448
Cash flow hedges	—	20	2	—	22
Currency translation	—	(195)	3	—	(192)
Tax (charge)/credit	—	(4)	1	—	(3)
Other comprehensive loss after tax	275	275	6	(281)	275
Total comprehensive loss after tax	(724)	(724)	(10)	734	(724)
Attributable to:
Controlling interests	(724)	(724)	(10)	734	(724)

Notes on the consolidated accounts

34 Condensed consolidating financial information continued
Condensed consolidating balance sheet as at 31 December 2014

				Consolidation
	RBSH	RBS N.V.	Subsidiaries	Adjustments	RBSH Group
	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	952	183	—	1,135
Loans and advances to banks	35	10,104	2,710	(5,153)	7,696
Loans and advances to customers	—	2,631	908	—	3,539
Amounts due from ultimate holding company	—	123	—	—	123
Debt securities and equity shares	—	1,407	1,836	—	3,243
Settlement balances	—	40	—	—	40
Derivatives	—	5,040	68	(676)	4,432
Deferred taxation	—	24	10	—	34
Interests in associates	—	947	—	—	947
Prepayments, accrued income and other assets	3,470	1,516	738	(4,619)	1,105
Assets of disposal groups	—	585	672	—	1,257
Total assets	3,505	23,369	7,125	(10,448)	23,551

Liabilities and equity
Deposits by banks	32	7,035	3,264	(5,153)	5,178
Customer accounts	—	1,978	956	—	2,934
Debt securities in issue	—	593	424	—	1,017
Settlement balances and short positions	—	34	—	—	34
Derivatives	—	4,505	726	(676)	4,555
Accruals, deferred income and other liabilities	—	604	518	—	1,122
Deferred taxation	—	—	88	—	88
Subordinated liabilities	—	5,104	—	—	5,104
Liabilities of disposal groups	—	46	—	—	46
Total liabilities	32	19,899	5,976	(5,829)	20,078
Total equity	3,473	3,470	1,149	(4,619)	3,473
Total liabilities and equity	3,505	23,369	7,125	(10,448)	23,551

Notes on the consolidated accounts

34 Condensed consolidating financial information continued
Condensed consolidating balance sheet as at 31 December 2013

	RBSH	RBS N.V.	Subsidiaries	Consolidation adjustments	RBSH Group
	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	2,946	247	—	3,193
Loans and advances to banks	35	8,328	3,954	(6,622)	5,695
Loans and advances to customers	—	2,708	1,076	—	3,784
Amounts due from ultimate holding company	—	2,820	—	—	2,820
Debt securities and equity shares	—	14,218	1,365	—	15,583
Settlement balances	—	7	3	—	10
Derivatives	—	5,067	109	(394)	4,782
Deferred taxation	—	28	12	—	40
Interests in associates	—	785	—	—	785
Prepayments, accrued income and other assets (1)	2,939	1,472	728	(4,071)	1,068
Assets of disposal groups	—	1,006	1,042	—	2,048
Total assets	2,974	39,385	8,536	(11,087)	39,808

Liabilities and equity
Deposits by banks	32	20,880	4,653	(6,622)	18,943
Customer accounts	—	2,885	1,266	—	4,151
Debt securities in issue	—	818	501	—	1,319
Settlement balances and short positions	—	105	—	—	105
Derivatives	—	5,725	531	(394)	5,862
Accruals, deferred income and other liabilities	—	736	329	—	1,065
Deferred taxation	—	1	62	—	63
Subordinated liabilities	—	4,951	—	—	4,951
Liabilities of disposal groups	—	345	62	—	407
Total liabilities	32	36,446	7,404	(7,016)	36,866
Total equity (1)	2,942	2,939	1,132	(4,071)	2,942
Total liabilities and equity	2,974	39,385	8,536	(11,087)	39,808

Note:
(1)	Subsidiaries and consolidation adjustments restated

Notes on the consolidated accounts

34 Condensed consolidating financial information continued
Condensed consolidating balance sheet as at 31 December 2012

				Consolidation
	RBSH	RBS N.V.	Subsidiaries	Adjustments	RBSH Group
	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	2,068	226	—	2,294
Loans and advances to banks	35	17,920	7,827	(13,576)	12,206
Loans and advances to customers	—	3,793	2,587	—	6,380
Amounts due from ultimate holding company	—	2,949	—	—	2,949
Debt securities and equity shares	—	21,743	2,039	—	23,782
Settlement balances	—	26	5	—	31
Derivatives	—	8,268	63	(776)	7,555
Deferred taxation	—	409	11	—	420
Interests in associates	—	734	—	—	734
Prepayments, accrued income and other assets	1,796	2,587	507	(4,091)	799
Assets of disposal groups	—	10,904	2,900	—	13,804
Total assets	1,831	71,401	16,165	(18,443)	70,954

Liabilities and equity
Deposits by banks	32	41,271	6,738	(13,576)	34,465
Customer accounts	—	1,667	971	—	2,638
Debt securities in issue	—	1,672	930	—	2,602
Settlement balances and short positions	—	107	—	—	107
Derivatives	—	9,586	834	(776)	9,644
Accruals, deferred income and other liabilities	—	1,487	295	—	1,782
Deferred taxation	—	36	4	—	40
Subordinated liabilities	—	4,417	2,434	—	6,851
Liabilities of disposal groups	—	9,362	1,664	—	11,026
Total liabilities	32	69,605	13,870	(14,352)	69,155
Total equity	1,799	1,796	2,295	(4,091)	1,799
Total liabilities and equity	1,831	71,401	16,165	(18,443)	70,954

Notes on the consolidated accounts

34 Condensed consolidating financial information continued
Condensed consolidating cash flow statement for the year ended 31 December 2014

				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Total net cash flows from operating activities	—	(14,583)	440	(219)	(14,362)
Net cash flows from investing activities	—	13,101	(619)	—	12,482
Net cash flows from financing activities	—	(893)	(219)	219	(893)
Effects of exchange rate changes on cash and cash equivalents	—	81	46	—	127
Net decrease in cash and cash equivalents	—	(2,294)	(352)	—	(2,646)
Cash and cash equivalents at the beginning of the year	—	4,684	674	—	5,358
Cash and cash equivalents at the end of the year	—	2,390	322	—	2,712

Condensed consolidating cash flow statement for the year ended 31 December 2013
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Total net cash flows from operating activities	—	(5,747)	(2,049)	(63)	(7,859)
Net cash flows from investing activities	—	3,626	1,640	—	5,266
Net cash flows from financing activities	—	(2,119)	(63)	63	(2,119)
Effects of exchange rate changes on cash and cash equivalents	—	31	9	—	40
Net decrease in cash and cash equivalents	—	(4,209)	(463)	—	(4,672)
Cash and cash equivalents at the beginning of the year	—	8,893	1,137	—	10,030
Cash and cash equivalents at the end of the year	—	4,684	674	—	5,358

Condensed consolidating cash flow statement for the year ended 31 December 2012
				Consolidated
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Total net cash flows from operating activities	—	(15,663)	(1,519)	(142)	(17,324)
Net cash flows from investing activities	—	374	280	—	654
Net cash flows from financing activities	—	(190)	(298)	142	(346)
Effects of exchange rate changes on cash and cash equivalents	—	13	(11)	—	2
Net increase/(decrease) in cash and cash equivalents	—	(15,466)	(1,548)	—	(17,014)
Cash and cash equivalents at the beginning of the year	—	24,359	2,685	—	27,044
Cash and cash equivalents at the end of the year	—	8,893	1,137	—	10,030

Other information
The parent company financial statements are included in this condensed consolidating footnote. The number of ordinary shares in issue at 31 December 2014, 2013 and 2012 was 89,287. The total number of authorised ordinary shares amounts to 400,000.

Proposed profit appropriation of RBS Holdings N.V., pursuant to articles 37.2 and 37.3 of the articles of association, is as follows:

	2014	2013	2012
	€m	€m	€m
Release from reserves	(100)	(135)	(999)

Trust preferred securities
RBS N.V. has issued trust preferred securities through trusts (RBS Capital Funding Trust V, RBS Capital Funding Trust VI, RBS Capital Funding Trust VII), 100% owned by RBS N.V., a wholly owned subsidiary of RBS Holdings N.V., which meet the definition in Regulation S-X Rule 3-10 of a finance subsidiary. The securities represent undivided beneficial interests in the assets of the trusts, which consist of preferred securities issued by Delaware limited liability companies (LLCs). RBS Holdings N.V. has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the LLC preferred securities. Under the terms of the guarantees, RBS N.V. has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and the LLC preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of the trusts and the LLCs, as the case may be. Following implementation of IFRS 10 the trusts and LLCs are no longer consolidated by RBS N.V.  The RBS N.V.’s outstanding instruments with the trusts are classified as subordinated liabilities.

Other information

163	Report of independent registered public accounting firm
165	Articles of association
166	Relations with shareholders
166	Post balance sheet events
166	Incorporation and registration
166	Code of conduct

Other information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V.
 We have audited the accompanying consolidated balance sheet of RBS Holdings N.V. and its subsidiaries (“the Group”) as at 31 December 2012 and the related consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year ended 31 December 2012, the accounting policies, the notes 1 to 34 and the information identified as ‘audited’ in the Capital and risk management section of the Financial review (“financial statements’’). These financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Group’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of RBS Holdings N.V. and its subsidiaries as at 31 December 2012 and the results of their operations and their cash flows for the year ended 31 December 2012, in conformity with International Financial Reporting Standards as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

The accompanying financial statements for the year ended 31 December 2012 have been retrospectively adjusted during the year ended 31 December 2013 for the implementation of International Financial Reporting Standard 10 (“IFRS 10”): Consolidated Financial Statements.

/s/ Deloitte Accountants BV
Amsterdam
27 March 2013
(30 April 2014 as to the IFRS 10 retrospective adjustments and 30 April 2015 as to the retrospective restatement relating to the change in composition of reportable segments described in Note 30)

Other information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V.
 We have audited the accompanying consolidated balance sheet of RBS Holdings N.V. and its subsidiaries (“the Group”) as at 31 December 2014 and 2013 and the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the two years in the period ended 31 December 2014, the accounting policies, the notes 1 to 34 and the information identified as ‘audited’ in the Capital and risk management section of the Financial review (“financial statements’’). These financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of RBS Holdings N.V. and its subsidiaries as at 31 December 2014 and 2013 and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2014, in conformity with International Financial Reporting Standards as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

/s/ Deloitte LLP
London, United Kingdom
30 April 2015

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

Proposed profit appropriation
Appropriation of net profit pursuant to articles 37.2 and 37.3 of the articles of association:
	2014	2013	2012
	€m	€m	€m
Release from reserves	(100)	(135)	(999)

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

The code of conduct is available on the RBS Group’s website www.rbs.com and will be provided to any person without charge, upon request, by contacting Company Secretariat at the telephone number listed on page 202.

Additional information

168	Financial summary
176	Exchange rates
177	Economic and monetary environment
177	Supervision
179	Major shareholders
180	Material contracts
180	Off-balance sheet arrangements
181	Risk factors
193	Iran sanctions and related disclosures
194	Documents on display
195	Glossary of terms
202	Important addresses
203	Signatures

Additional information

Financial summary
RBSH Group's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years ended 31 December are presented below.

Summary consolidated income statement	2014	2013	2012	2011	2010
	€m	€m	€m	€m	€m
Net interest income	187	238	605	688	1,427
Non-interest income	86	199	103	3,318	2,463
Total income	273	437	708	4,006	3,890
Operating expenses	(319)	(537)	(1,530)	(2,427)	(3,380)
(Loss)/profit before impairment losses	(46)	(100)	(822)	1,579	510
Impairment losses	(11)	(42)	(65)	(1,765)	(67)
Operating (loss)/profit before tax	(57)	(142)	(887)	(186)	443
Tax charge	(58)	(12)	(129)	(449)	(310)
(Loss)/profit from continuing operations	(115)	(154)	(1,016)	(635)	133
Profit from discontinued operations, net of tax	15	19	17	40	985
(Loss)/profit for the year	(100)	(135)	(999)	(595)	1,118

Attributable to:
Non-controlling interests	—	—	—	—	(2)
Controlling interests	(100)	(135)	(999)	(595)	1,120

Summary consolidated balance sheet	2014	2013	2012	2011	2010
	€m	€m	€m	€m	€m
Loans and advances	11,358	12,299	21,535	56,631	71,201
Debt securities and equity shares	3,243	15,583	23,782	42,738	74,894
Derivatives and settlement balances	4,472	4,792	7,586	21,746	31,845
Other assets	4,478	7,134	18,051	25,661	22,517
Total assets	23,551	39,808	70,954	146,776	200,457

Controlling interests	3,473	2,942	1,799	3,395	4,958
Non-controlling interests	—	—	—	21	24
Subordinated liabilities	5,104	4,951	6,851	6,859	6,894
Deposits	8,112	23,094	37,103	86,121	86,890
Derivatives, settlement balances and short positions	4,589	5,967	9,751	23,277	40,875
Other liabilities	2,273	2,854	15,450	27,103	60,816
Total liabilities and equity	23,551	39,808	70,954	146,776	200,457

	2014	2013		2012	2011	2010
Other financial data	%	%		%	%	%
Dividend payout ratio (1)	(300.0)	—		—	—	1,389.4
Return on average total assets (2)	—	—		—	—	0.4
Return on average ordinary shareholders' equity (3)	—	—		—	—	17.8
Average owners' equity as a percentage of average total assets	9.0	4.2	*	3.3	2.4	2.2
Capital ratio - Tier 1	24.5	23.2		13.9	12.0	11.0
Total	33.9	26.1		19.8	17.5	15.8
Ratio of earnings to fixed charges only (4)
– including interest on deposits	0.83	0.73		0.13	0.89	1.27
– excluding interest on deposits	0.71	0.35		—	0.57	1.89

*restated

Notes:
(1)	Dividend payout ratio represents dividends declared on a per share basis as a percentage of net (loss)/profit attributable to ordinary shareholders.
(2)	Return on average total assets represents profit for the year as a percentage of average total assets. Negative ratios have been excluded.
(3)
Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity. Negative ratios have been excluded.

(4)
For this purpose, earnings consist of income before tax plus fixed charges. Fixed charges consist of total interest expense, including or excluding interest on deposits. Deposits include banks and total customer accounts. The coverage deficiency for total fixed charges excluding interest on deposits for the year ended 31 December 2014 is €57 million (2013 - €142 million; 2012 - €887 million and 2011 - €186 million).

Additional information

Financial summary continued
Analysis of loans and advances to customers
The following table analyses loans and advances to customers before impairment provisions by remaining maturity, geographical area and type of customer.
		After 1
	Within	but within	After	2014
	1 year	5 years	5 years	Total	2013	2012	2011	2010
	€m	€m	€m	€m	€m	€m	€m	€m
Netherlands
Central and local government	—	—	47	47	53	58	120	372
Manufacturing	1	9	10	20	11	233	806	1,745
Construction	—	—	—	—	—	19	551	388
Finance	150	239	42	431	189	174	1,190	1,668
Service industries and business activities	15	75	100	190	251	891	2,201	3,640
Agriculture, forestry and fishing	—	—	—	—	—	—	—	65
Property	—	—	—	—	—	7	301	290
Other business activities	—	—	—	—	—	—	781	1,148
Residential mortgages	—	—	—	—	223	282	431	449
Personal lending	—	—	—	—	—	—	—	6
Accrued interest	(6)	1	3	(2)	(1)	8	22	73
Total domestic	160	324	202	686	726	1,672	6,403	9,844

Overseas
US	—	—	—	—	37	—	970	1,668
Rest of the World	1,920	669	378	2,967	3,215	5,049	23,732	34,511
Loans and advances to customers - gross	2,080	993	580	3,653	3,978	6,721	31,105	46,023
Loan impairment provisions				(114)	(194)	(341)	(1,527)	(1,527)
Loans and advances to customers - net				3,539	3,784	6,380	29,578	44,496

Note:
(1)
RBSH Group provides credit facilities at variable rates to its corporate customers. Variable rate credit extended to RBSH Group’s corporate and commercial customers includes bullet and instalment loans, finance lease agreements and overdrafts; interest is generally charged at a margin over a bench mark rate such as EURIBOR, LIBOR or base rate. Interest on variable rate retail loans may also be based on EURIBOR, LIBOR or base rate.  RBSH Group does not provide interest only loans to its retail customers.

Additional information

Financial summary continued
Loan impairment provisions
For a discussion of the factors considered in determining the amount of the provisions, refer to the accounting policy on pages 100 and 101 and ‘Critical Accounting policies and key sources of estimation uncertainty’ on pages 103 and 105. The following table shows the movements in loan impairment provisions.
	2014	2013	2012	2011	2010
	€m	€m	€m	€m	€m
Provisions at the beginning of the year
Domestic	88	155	242	223	4,085
Foreign	107	186	1,330	1,349	1,626
	195	341	1,572	1,572	5,711
Transfer from/(to) disposal groups
Domestic	—	29	—	—	(2,155)
Foreign	—	7	(171)	—	(222)
	—	36	(171)	—	(2,377)
Currency translation and other adjustments
Domestic	(1)	46	—	77	(261)
Foreign	(6)	(5)	(74)	49	335
	(7)	41	(74)	126	74
(Disposals)/acquisitions of businesses
Domestic	—	(38)	(50)	5	—
Foreign	—	(53)	(512)	(50)	—
	—	(91)	(562)	(45)	—
Amounts written-off
Domestic	(3)	(70)	(50)	(43)	(1,506)
Foreign	(27)	(33)	(403)	(354)	(437)
	(30)	(103)	(453)	(397)	(1,943)
Recoveries of amounts previously written-off
Domestic	1	1	7	—	21
Foreign	3	8	5	22	38
	4	9	12	22	59
(Released)/charged to income statement - continuing operations (1)
Domestic	(44)	(35)	6	(20)	39
Foreign	(4)	(3)	11	322	21
	(48)	(38)	17	302	60
Unwind of discount (recognised in interest income)
Foreign	—	—	—	(8)	(12)

Provisions at the end of the year
Domestic	41	88	155	242	223
Foreign	73	107	186	1,330	1,349
	114	195	341	1,572	1,572
Loan impairment provisions at end of year:
Customers	114	194	341	1,527	1,527
Banks	—	1	—	45	45
	114	195	341	1,572	1,572

Gross loans and advances to customers
Domestic	686	726	1,672	6,403	9,844
Foreign	2,967	3,252	5,049	24,702	36,179
	3,653	3,978	6,721	31,105	46,023

Additional information

Financial summary continued
	2014	2013	2012	2011	2010
	€m	€m	€m	€m	€m
Closing customer provisions as a % of gross loans and advances to customers (2)
Domestic	6.0%	12.1%	9.3%	3.8%	2.3%
Foreign	2.5%	3.3%	3.7%	5.4%	3.6%
Total	3.1%	4.9%	5.1%	4.9%	3.3%

Customer charge to income statement for continuing operations as a % of gross loans and advances to customers
Domestic	(6.4%)	(4.8%)	0.4%	(0.3%)	0.4%
Foreign	(0.1%)	(0.1%)	(0.1%)	1.3%	0.1%
Total	(1.3%)	(0.9%)	0.2%	1.0%	0.1%

Average loans and advances to customers (gross)	4,771	8,066	18,913	38,564	135,809

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	(1.0%)	0.0%	—	1.0%	0.1%
Amounts written-off (net of recoveries) - customers	0.5%	1.1%	2.2%	1.1%	1.5%

Notes:
(1)	Includes nil relating to loans and advances to banks (2013 - nil; 2012 - €2 million; 2011 - nil; 2010 - €(15) million). Net of recoveries/(recharges) under the APS back-to-back agreement.
(2)	Excludes provisions against loans and advances to banks.

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	2014		2013		2012		2011		2010
		% of loans		% of loans		% of loans		% of loans		% of loans
	Closing	to total	Closing	to total	Closing	to total	Closing	to total	Closing	to total
	provision	loans	provision	loans	provision	loans	provision	loans	provision	loans
	€m	%	€m	%	€m	%	€m	%	€m	%
Domestic
Central and local government	—	1.3	—	1.3	—	0.9	—	0.4	—	0.8
Manufacturing	—	0.5	—	0.3	(3)	3.5	—	4.4	—	3.8
Construction	—	—	—	—	—	0.3	—	1.8	—	0.8
Service industries and business activities	33	5.2	53	6.3	118	13.3	126	7.1	43	10.4
Finance	8	11.8	14	4.8	14	2.6	32	3.8	119	3.6
Agriculture, forestry and fishing	—	—	—	—	—	—	—	—	—	0.1
Property	—	—	—	—	—	0.1	68	1.0	45	0.6
Individuals
– home mortgages	—	—	22	5.6	24	4.2	21	2.5	21	1.0
– other	—	—	—	—	7	—	3	1.4	45	—
Accrued interest	—	—	—	—	—	0.1	—	0.1	—	0.2
Total domestic	41	18.8	89	18.3	160	24.9	250	22.5	273	21.3
Foreign	68	81.2	92	81.7	146	75.1	1,216	77.5	1,183	78.7
Impaired book provisions	109	100	181	100	306	100	1,466	100	1,456	100
Latent book provisions	5		13		35		106		116
Total provisions	114		194		341		1,572		1,572

Additional information

Analysis of write-offs
The following table analyses write-offs by geographical area and type of domestic customer.

	2014	2013	2012	2011	2010
	€m	€m	€m	€m	€m
Domestic
Manufacturing	—	7	—	—	1,469
Finance	—	—	1	32	31
Service industries and business activities	3	63	10	11	6
Property	—	—	39	—	—
Total domestic	3	70	50	43	1,506
Foreign	27	33	403	354	437
Total write-offs	30	103	453	397	1,943

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2014	2013	2012	2011	2010
	€m	€m	€m	€m	€m
Domestic
Manufacturing	—	—	7	—	—
Finance	1	—	—	—	—
Service industries and business activities	—	1	—	—	—
Personal lending	—	—	—	—	21
Total domestic	1	1	7	—	21
Foreign	3	8	5	22	38
Total recoveries	4	9	12	22	59

Forbearance
The table below shows loans whose terms were subject to forbearance during the year that are unimpaired: either the loan was performing both before and after or it was non-performing before and subsequently transferred to the performing book. Loans subject to forbearance with impairment provisions continue to be reported as impaired loans.

	2014	2013	2012	2011	2010
	€m	€m	€m	€m	€m
Forbearance loans (1)	7	—	—	194	438

Note:
(1)	Loans subjected to forbearance include only those arrangements above thresholds set individually by the segments, ranging from nil to €10 million.

Additional information

Risk elements in lending and potential problem loans
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans (including forbearance loans) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

	2014	2013	2012	2011	2010
	€m	€m	€m	€m	€m
Impaired loans (1)
Domestic	130	178	253	339	445
Foreign	73	132	253	1,591	1,719
Total	203	310	506	1,930	2,164

Accruing loans which are contractually overdue 90 days or more as to principal or interest
Domestic	—	—	—	78	51
Foreign	—	—	—	89	9
Total	—	—	—	167	60
Total REIL	203	310	506	2,097	2,224

Closing provisions for impairment as a % of total REIL	56.2%	62.6%	67.4%	75.0%	70.7%
REIL as a % of gross lending to customers	5.6%	7.9%	7.5%	6.8%	4.8%
Note:
(1)
The write off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio). The coverage ratio reduces if the loan written off carries a higher than average provision and increases if the loan written off carries a lower than average provision. There were no Impaired loans at 31 December 2014 whose terms were subject to forbearance (2013 - nil; 2012 - €27 million).

	2014	2013	2012	2011	2010
	€m	€m	€m	€m	€m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
Domestic	23	24	20	80	64
Foreign	8	22	34	85	325
	31	46	54	165	389

Additional information

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2014	2013	2012	2011	2010
	€m	€m	€m	€m	€m
Potential problem loans	10	9	27	220	133

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

The table below sets out cross border exposures greater than 0.5% of RBSH Group’s total assets.

	2014
	Government	Banks	Other	Total		2013	2012
	€m	€m	€m	€m		€m	€m
United Kingdom	—	1,068	345	1,413		1,580	2,019
United States	—	98	564	662		2,326	2,703
India	—	—	588	588		590	1,088
Austria	208	—	172	380		611	661
Belgium	324	—	4	328		534	1,084
France	235	7	7	249		814	1,582
Germany	111	125	10	246		913	2,805
Qatar	—	—	229	229		205	299	*
Italy	135	9	5	149		589	736
Indonesia	57	63	—	120		230	262	*
Brazil*	—	—	78	78	*	336	810
Ireland*	—	—	58	58	*	313	478
Spain*	52	—	9	61	*	5,172	6,143

* Less than 0.5% of RBSH Group total assets.

Additional information

Financial summary continued
Analysis of deposits – product analysis
The following table analyses deposits by type and geographical area.
	2014	2013	2012
	€m	€m	€m
Netherlands
Deposits
- interest-free	285	366	478
- interest-bearing	1,612	16,549	26,620
Total domestic offices	1,897	16,915	27,098
Overseas
Deposits
- interest-free	2,734	1,894	2,502
- interest-bearing	3,481	4,285	7,503
Total overseas offices	6,215	6,179	10,005
Total deposits	8,112	23,094	37,103

Overseas
US	82	482	773
Rest of the World	6,133	5,697	9,232
Total overseas offices	6,215	6,179	10,005

Certificates of deposit and other time deposits
The following table shows details of certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

		Over 3	Over 6
		months	months
	Within	but within	but within	Over
	3 months	6 months	12 months	12 months	Total
2014	€m	€m	€m	€m	€m
Domestic
Other time deposits	5	5	21	83	114

Overseas
Other time deposits	1,662	134	90	397	2,283
	1,667	139	111	480	2,397

Additional information

Financial summary continued
Short-term borrowings
The table below shows details of short-term borrowings, comprising repurchase agreements, commercial paper and certificates of deposit.

	Repurchase			Total	Total
	agreements	Other	Total	2013	2012
At year end
- balance (€m)	637	1	638	11,744	12,758
- weighted average interest rate	0.7%	1.4%	0.7%	0.1%	0.5%

During the year
- maximum balance (€m)	11,768	2	11,770	14,748	21,225
- average balance (€m)	7,656	1	7,657	12,392	10,989
- weighted average interest rate	0.1%	1.7%	0.1%	0.3%	0.6%

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations
The table below summarises other contractual cash obligations by payment date.

	0 – 3	3 – 12	1 – 3	3 – 5	5 – 10
	months	months	years	years	years
	€m	€m	€m	€m	€m
Operating leases(1):
2014	5	10	15	13	19
2013	8	19	21	15	26
2012	8	21	33	16	29

Note:
(1) No obligations extend beyond 10 years.

RBSH Group's undrawn formal facilities, credit lines and other commitments to lend were €648million (2013 - €847 million; 2012 - €4,994 million). While RBSH group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. RBSH group does not expect all facilities to be drawn, and some may lapse before drawdown.

Exchange rates
The following tables show the Noon Buying Rate in New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.
	March	February	January	December	November	October
US dollars per €1	2015	2015	2015	2014	2014	2014
Noon Buying Rate
High	1.12	1.15	1.20	1.25	1.26	1.28
Low	1.05	1.12	1.13	1.22	1.24	1.25

			2014	2013	2012	2011
Noon Buying Rate
Period end rate			1.22	1.38	1.32	1.30
Average rate for the period (1)			1.32	1.33	1.29	1.40

Consolidation rate (2)
Period end rate			1.22	1.38	1.32	1.29
Average rate for the period			1.32	1.33	1.29	1.39

Notes:
(1)	The average of the Noon Buying Rates on the last business day of each month during the year.
(2)	The rates used by RBSH Group for translating US dollars into euro in the preparation of its financial statements.
(3)	On 24 April 2015, the Noon Buying Rate was €1.00 = US$1.0876.

Additional information

Economic and monetary environment
The UK economy performed relatively well in 2014 with GDP expanding by 2.6% compared with 2013. By contrast, the eurozone’s modest recovery struggle to gain traction as growth of just 0.9% was realised. Inflation fell over the course of 2014 on the back of falling food and oil prices. The Consumer Price Index rose just 0.5% in December 2014 compared to December 2013.

The UK labour market performed strongly. In October to December 2014, the number of unemployed people was 486,000 lower than a year earlier. The unemployment rate was 5.7% - the lowest level since the summer of 2008. Real wage growth turned positive in late 2014 after falling almost consistently for over six years. However, this was more a reflection of lower inflation rather than a significant uplift in wage settlements. Nominal earnings in the three months to December 2014 were 2.1% higher than in the three months to December 2013, approximately twice the pace of a year earlier but still very low on a historical basis.

UK house prices continued to increase through most of 2014 and in December 2014 they were 11.5% higher than at the pre-crisis peak in January 2008. The strength of the UK recovery in 2014 prompted talk of when interest rates will begin to rise. Earlier in the year markets anticipated an increase as soon as in 2014, but at the end of 2014 market expectations were for the first increase to take place in 2016, given below target UK inflation, exceptionally weak wage growth, a high household debt burden, daunting economic challenges in the eurozone and sluggish global growth.

The Dutch economy returned to growth in 2014, growing by an estimated 0.9% after contracting by 0.7% in 2013.  2014 was rounded off on a strong note as the economy grew by 0.8% in the three months to December 2014 compared to the three months to September 2014 on the back of broad-based growth with investment, consumer spending and exports all making a contribution. Real household earnings growth moved firmly into positive territory in 2014 on the back of lower inflation, bringing an end to almost four straight years of falling real incomes. The labour market began to heal too with unemployment falling from 7.9% in January 2014 to 7.2% by the end of 2014.

Supervision
Netherlands
RBSH Group is regulated in the Netherlands by the European Central Bank (“ECB”) under the Single Supervisory Mechanism (“SSM”). As part thereof, a Joint Supervisory Team comprising of ECB and De Nederlandsche Bank (DNB) staff has been set up to conduct the day to day prudential supervision oversight. The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten (AFM) is responsible for the conduct supervision..

RBSH Group’s regulatory system in the Netherlands is a comprehensive system based on the provisions of the Financial Supervision Act which came into effect on 1 January 2007 and in combination with applicable European legislation. The Financial Supervision Act has replaced, amongst others, the Act on the Supervision of the Credit System 1992 without affecting the existing supervisory system.

The Financial Supervision Act sets out rules regarding prudential supervision and supervision of conduct.

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

Additional information

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

RBSH Group's lead regulator in the Netherlands is DNB. RBSH Group has direct and indirect subsidiaries of the RBS Group whose lead regulatory in the UK is the Prudential Regulation Authority (PRA). In the US, RBSH Group’s operations are required to meet liquidity requirements set out by the US Federal Reserve Bank, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation and Financial Industry Regulatory Authority.

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

Additional information

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

United States
RBS Holdings is both a bank holding company and a financial holding company within the meaning of the US Bank Holding Company Act of 1956. As such, it is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (’the Federal Reserve’). Among other things, RBSH Group's direct and indirect activities and investments in the United States are limited to those that are 'financial in nature' or 'incidental' or 'complementary' to a financial activity, as determined by the Federal Reserve.

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

The two-year distribution restriction period in relation to the hybrid capital instruments commenced on 1 April 2011 and ended on 1 April 2013.

•	5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust V (US74928K2087)

•	6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VI (US74928M2044)

•	6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VII (US74928P2074)

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

For further information on off-balance sheet commitments and contingent liabilities see Note 27 to the Financial Statements.

Additional information

Risk factors
Set out below are risk factors which could adversely affect RBSH Group’s future results, its financial condition and prospects and cause them to be materially different from expected results. RBSH Group is a subsidiary of RBSG and accordingly, risk factors which relate to RBSG and the RBS Group will also be of relevance to RBSH Group. The factors discussed below and in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing RBSH Group.

RBSH Group is reliant on the RBS Group.
RBSH Group is part of the RBS Group and receives capital, liquidity and funding support from the RBS Group. At 31 December 2014, RBSH Group funding included €3.9 billion (2013 - €17.7 billion) due to companies in the RBS Group of which €0.6 billion (2013 - €11.7 billion) was secured. RBSH Group also obtained capital support through its credit protection agreements with RBS Group. At 31 December 2014, these agreements reduced RBSH Group’s regulatory capital requirement by €52 million (2013 - €238 million). In 2009, in connection with The Royal Bank of Scotland plc’s (“RBS plc”) participation in the Asset Protection Scheme (which has now been terminated) and the related agreement between RBS Group and HM Treasury, acting on behalf of the UK Government, under which RBSG purchased credit protection over a portfolio of specified assets and exposures (“covered assets”) from HM Treasury, including certain assets recorded on RBSH Group’s balance sheet, RBSH Group entered into back-to-back credit protection agreements with RBSG (the “Contracts”) that provide full principal protection over those covered assets attributable to RBSH Group for their remaining life.

In addition, much of RBSH Group’s banking operations function on the RBS Group's integrated global infrastructure. These operations include sales and marketing; customer recognition; transaction processing and execution; recordkeeping; settlement services; compliance monitoring; risk management; treasury management; accounting and financial reporting; taxation advice; information technology services; purchasing; office accommodation and administration; human resources management; and internal audit.

The reduction or cessation of the ability of the RBS Group, pursuant to the Contracts or otherwise, to provide intra-group funding, capital injections, liquidity or other financial support directly or indirectly to RBSH Group, may result in funding or capital pressures and liquidity stress for RBSH Group and may have a material adverse effect on the operations, financial condition and results of operations of RBSH Group.

As a result of the transfers of a substantial part of the business activities from RBS N.V. to RBS plc as discussed under ‘The RBS Group’s restructuring of its CIB business will impact the planned transfers or sale of a substantial part of the business activities of RBS N.V. to RBS plc and the execution and/or any delay in the execution or non-completion of the approved transfers or sale of such business activities may have a material adverse effect on RBSH Group’., the residual RBSH Group has been and will continue to be increasingly reliant on the RBS Group for capital, liquidity and funding support. Accordingly, risk factors which relate to RBSG or the RBS Group should also be considered in conjunction with the risk factors set out in this report.

The RBS Group has announced plans to further reduce the size of its business through the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses which will adversely affect RBSH Group’s business, operations, financial condition and cash flows.
In response to the global economic and financial crisis that began in 2008 and the weak economic environment that followed, the RBS Group engaged in a financial and core business restructuring focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding, lowering exposure to capital-intensive businesses and meeting new capital standard requirements.  In November 2013, following HM Treasury’s assessment of the merits of creating an external “bad bank” to hold certain assets of the RBS Group, the RBS Group committed to take a series of actions to further derisk its business and strengthen its capital position. In order to strengthen its capital position and CET1 ratio, the RBS Group decided to accelerate the divestment of Citizens Financial Group (CFG), the RBS Group’s US banking subsidiary, by selling off 28.75% in an initial public offering in September 2014 and a further 28.4% of its interest in a public offering in March 2015, and fully divesting its interest in CFG by the end of 2016; and to intensify management actions to reduce risk weighted assets (including through an accelerated divestment of certain of the non-core assets transferred to RBS Capital Resolution (“RCR”)).

In the first quarter of 2015, the RBS Group announced its intention to restructure its corporate and institutional banking (“CIB”) business to focus on UK corporate and financial institutions with a targeted presence in selected western European customer segments. The future CIB model will:
•	focus on the RBS Group’s leading positions in UK rates, debt capital markets and foreign exchange;
•	retain two trading hubs in the US and Singapore to support the main London trading operation;
•	exit central and eastern Europe, the Middle East and Africa, and substantially reduce its presence in Asia and in the US; and
•	complete the run-down of US asset-backed products.

Additional information

A number of RBSH Group’s activities will be impacted by the restructuring of the RBS Group’s CIB business which will result in a number of its activities or portfolios being restructured or divested. In particular, the assets and liabilities relating to RBSH Group’s business in China, India and Indonesia which were originally intended to be transferred to RBS plc (as further described below) will be divested and/or run-down.

The RBS Group’s and RBSH Group’s ability to dispose of businesses and certain portfolios, including potential disposals associated with the restructuring of RBS Group’s CIB business, which are expected to include RBSH Group’s businesses in China, India and Indonesia, and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging. As a result there is no assurance that the RBS Group or RBSH Group will be able to sell and/or run-down (as applicable) the remaining businesses they are seeking to exit or sell asset portfolios either on favourable economic terms to RBSH Group or at all. Material tax or other contingent liabilities could arise on the disposal or run-down of assets or businesses and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all. The RBS Group or RBSH Group may be exposed to deteriorations in the businesses or portfolios being sold between the announcement of the disposal and its completion, which period may span many months. In addition, the RBS Group or RBSH Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could have a material adverse effect on RBSH Group’s business, reputation, results of operations, financial condition and cash flows. There can also be no assurance that if the RBS Group is able to execute its new strategic plan that the new strategy will ultimately be successful or beneficial to the RBS Group or RBSH Group.

The RBS Group’s restructuring of its CIB business will impact the planned transfers or sale of a substantial part of the business activities of RBS N.V. to RBS plc and the execution and/or any delay in the execution or non-completion of the approved transfers or sale of such business activities may have a material adverse effect on RBSH Group.
As part of the restructuring of the RBS Group businesses, operations and assets, on 19 April 2011, the RBS Group announced the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the “Transfers”). The Transfers have been carried out since 2011 with the transfer of the eligible UK businesses completed during the last quarter of 2011, transfers relating to businesses in Singapore, Hong Kong and Kazakhstan, RBS N.V. businesses and other eligible businesses in the Netherlands, certain EMEA countries, Malaysia, Turkey and the United Arab Emirates completed in 2012 and transfers of businesses in Russia, Romania, Korea and North America completed in 2013.

The remaining businesses to be transferred include the businesses in China, India and Indonesia. Although the original intention was to transfer the remainder of these businesses to RBS plc, following the announcement of the restructuring of the CIB business of the RBS Group, it is now expected that these businesses will instead be disposed of by RBSH Group, when a buyer is found or the assets and liabilities comprising these businesses are divested, failing which, the businesses will be run-down.

If RBS Group is unable to find a buyer for these businesses or to achieve a fair consideration, or if the sale of the remaining businesses is delayed or is not completed for any reason, because of a failure to secure required regulatory approvals or otherwise, and because regulatory scrutiny is likely to increase as a result of the restructuring of the CIB business, this may result in increased risks of regulatory sanctions being imposed which could adversely impact the minimum regulatory requirements for capital and liquidity of RBS N.V.  These businesses may also be difficult to sell and could require RBSH Group to recognise further write-downs or realise impairment charges or goodwill impairments, all of which may have a material adverse effect on RBSH Group’s financial condition, results of operations and capital requirements and ratios.

Operational risks are inherent in RBSH Group’s businesses and these risks will increase as a result of the restructuring of the RBS Group’s CIB business.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. RBSH Group has geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisations, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of RBSH Group’s suppliers or counterparties. Operational risks will be heightened as a result of the RBS Group’s restructuring of its CIB business, which includes certain of RBSH Group’s businesses.  In particular, the level of structural change required as a result of the winding-down of RBSH Group’s business and activities, will be disruptive and is likely to increase operational and people risks for RBSH Group and to impact its  revenues and business. RBSH Group will be reliant on retaining qualified employees to manage, oversee and execute the sale or divestment of its remaining businesses and no assurance can be given that it or RBSH Group will be able to retain such employees. Although RBSH Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to plans to mitigate operational risk associated with RBSH Group’s activities as well as the divestment of its remaining business portfolios, there can be no certainty that such actions have been or will be effective in controlling each of the operational risks faced by RBSH Group due to material uncertainties and factors outside RBSH Group’s control. Ineffective management of operational risks, including the material operational risks that will arise in connection with the divestment of RBSH Group’s remaining portfolios, could have a material adverse effect on RBSH Group’s business, financial condition and results of operations.

Additional information

Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the RBS Group.
The implementation of the ring-fencing of retail banking operations was introduced under the UK Banking Reform Act 2013. The Banking Reform Act 2013 provided primary enabling legislation in the short term with a view to completing the legislative framework for the ring-fence of retail banking operations by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation by 2019.

Although final rules and supervisory statements will not be available until later in 2015 and early 2016, based on the proposals put forward by the RBS Group to the PRA and the Financial Conduct Authority (“FCA”) to implement the ring-fence, the RBS Group and RBSH Group have identified a number of material risks associated with such implementation in addition to the uncertainty associated with starting to plan implementation before final rules and guidance are in place.  The RBS Group intends to establish a ring-fence bank (“RFB”) for its banking services while the non-ring-fence group (“NRFB”), will hold the RBS Group’s remaining CIB activities, the operations of RBS international, RBSH Group’s remaining activities if all transfers and divestments have not been completed by the implementation date and some corporate banking activities that are not permitted activities for the RFB and will be the remaining businesses following completion of the restructuring of the RBS Group’s CIB business.  The establishment of the RFB and the NRFB will require a significant legal and organisational restructuring of the RBS Group and the transfer of large numbers of customers between legal entities.  The scale and complexity of completing this process and the operational and legal challenges that will need to be overcome will pose significant execution risks for the RBS Group. As part of the establishment of the RFB, it will be necessary for the RFB to operate independently from the NRFB and an entirely new corporate governance structure will need to be put in place by the RBS Group to ensure the RFB’s independence. Although the intention is to establish corporate governance and operations in accordance with applicable rules (although not yet finalised) that are as cost efficient as possible, the effects of operating the RBS Group, the RFB and the NRFB in this manner could have a material adverse effect on the RBS Group businesses, financial condition and results of operations.

RBSG, RBSH Group and other RBS Group companies are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on RBSH Group’s operations, operating results,  investor confidence and reputation.
RBS Group’s operations are diverse and complex, and the RBS Group and RBSH Group operate in legal and regulatory environments that expose them to potentially significant litigation, regulatory and governmental investigations and other regulatory risk. As a result, RBSG, RBSH Group and other RBS Group companies are, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the EU, the US and other jurisdictions. The RBS Group has recently settled a number of legal and regulatory investigations. For more detail on certain of RBSH Group’s ongoing legal, governmental and regulatory proceedings, see pages 143 to 147.

The RBS Group is involved in ongoing class action litigation, investigations into foreign exchange trading and rate setting activities, continuing LIBOR related litigation and investigations, securitisation and securities related litigation and civil and criminal investigations, and anti-money laundering, sanctions, mis-selling and compliance related investigations, in addition to a number of other matters. In November 2014, the RBS Group announced that it had reached a settlement with the FCA in the United Kingdom and with the Commodity Futures Trading Commission (CFTC) in the US in relation to investigations into failings in RBS Group’s foreign exchange business within its Corporate and Institutional Banking division. The RBS Group agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. The RBS Group continues to cooperate with these and other governmental and regulatory authorities and remains in discussion with these authorities on these issues including settlement discussions regarding the criminal investigation being conducted by the anti-trust and criminal division of the US Department of Justice and certain other financial regulatory authorities. Settlements in relation to these ongoing investigations may result in additional financial, non-monetary penalties, and collateral consequences, which may be material, and may give rise to additional legal claims being asserted against RBSG, RBSH Group or other RBS Group companies.  The RBS Group entered into a deferred prosecution agreement in 2013 in connection with the settlement of the charges relating to the LIBOR investigation (the “LIBOR DPA”). Findings of misconduct by the US Department of Justice relating to the RBS Group, its subsidiaries or employees, may result in a breach of the terms of the LIBOR DPA which may lead to an extension of its terms or further prosecution.

Legal, governmental and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation.  It is expected that the RBS Group and RBSH Group will continue to have a material exposure to legacy litigation and governmental and regulatory proceedings and investigations in the medium term. Adverse regulatory, governmental or law enforcement proceedings or adverse judgements in litigation against RBSG, RBSH Group or any other RBS Group companies could result in restrictions or limitations on RBSH Group’s operations or have a significant effect on RBSH Group’s reputation, results of operations and capital position.

RBSH Group may be required to make new or increase existing provisions in relation to legal proceedings, investigations and governmental and regulatory matters. Significant increases in provisions relating to ongoing investigations may have an adverse effect on RBSH Group’s reputation as well as its financial condition and results of operations.

Additional information

The RBS Group and RBSH Group, like many other financial institutions, have come under greater regulatory scrutiny in recent years and expect heightened levels of regulatory supervision to continue for the foreseeable future, particularly as it relates to compliance with historical, new and existing corporate governance, employee compensation, conduct of business, consumer protection regimes, anti-money laundering and antiterrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Past, current or future failures to comply with any one or more of these laws or regulations by RBSG, RBSH Group or other RBS Group companies, could have a material adverse effect on RBSH Group’s reputation, financial condition and results of operations.

RBSH Group may be unable to attract or retain senior management (including members of the supervisory board) and other skilled personnel of the appropriate qualification and competence. RBSH Group may also suffer if it does not maintain good employee relations.
RBSH Group’s ability to carry out the disposal and/or run-down of its remaining businesses and assets, including as a result of the restructuring of RBS Group’s CIB Business, depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which include directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the RBS Group). Following the implementation in the UK of provisions of CRD IV relating to compensation in the financial sector, RBSH Group is restricted from paying variable remuneration to individuals for a particular year in an amount higher than the level of his or her fixed remuneration which may place RBSH Group at a competitive disadvantage.

The RBS Group’s directors as well as members of its executive committee and certain other senior managers and employees will also be subject to the new responsibility regime introduced under the Banking Reform Act 2013 which will impose greater responsibility on such individuals. The new regime is expected to come into force in March 2016. The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the reverse burden of proof as well as the allocation of responsibilities introduced by the new rules. Because of the overlap between the members of RBS Group management and RBSH Group’s supervisory board, these changes may impact RBSH Group.

In addition to the effects of such measures on RBSH Group’s ability to retain non-executive directors, senior management and other key employees, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.

The RBS Group’s changing strategy has led to the departure of many experienced and capable employees. The continuing restructuring of the RBS Group and of RBSH Group, including as a result of the restructuring of the RBS Group’s CIB business is expected to result in redundancies as well as lead to the departure of additional experienced and capable employees. The lack of continuity of senior management and the loss of important personnel or the failure to attract or retain a sufficient number of appropriately skilled personnel to manage the restructuring of RBSH Group’s CIB activities and the disposal and/or run-down of its remaining businesses and assets could have a material adverse effect on RBSH Group’s business, financial condition and results of operations.

In addition, certain of RBSH Group’s employees in Europe and other jurisdictions in which RBSH Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and employee representative bodies is important to RBSH Group and a breakdown of these relationships could adversely affect RBSH Group’s business, reputation and results.

RBSH Group operates in markets that are highly competitive.
The competitive landscape for banks and other financial institutions in the Netherlands, the UK, the United States, Asia and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties.

This consolidation, in combination with the introduction of new entrants into the markets in which RBSH Group operates, is likely to increase competitive pressures on RBSH Group.

In addition, certain competitors may have more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than RBSH Group. Furthermore, competitors of RBSH Group may be better able to attract and retain clients and key employees, which may negatively impact RBSH Group’s relative performance.  These and other changes to competition could have a material adverse effect on RBSH Group’s business, margins, profitability and financial condition.

Additional information

RBSH Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and other global risks.
RBSH Group’s businesses and many of its customers are, and will be, affected by global economic conditions, perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term is increasingly uncertain due to a number of factors including geopolitical risks, concerns around global growth and deflation.  Risks to growth and stability stem mainly from continued imbalances in many countries in Europe and elsewhere, slowing growth in emerging markets and China and the potential consequences of continued sanctions and depressed oil prices on the Russian economy. Further instability may result from uncertainty as to how economies and counterparties will be affected, directly or indirectly, by lower oil prices and other commodity prices as well as to the impact of monetary policy measures adopted by the ECB, the US Federal Reserve and the Swiss Central Bank.  There remains considerable uncertainty about when the Bank of England and the Federal Reserve will begin to raise policy interest rates. RBSH Group’s businesses and performance are also affected by financial market conditions.  Although capital and credit markets around the world have been relatively stable since 2012, financial markets, in particular equity markets, experienced higher volatility in the last quarter of 2014 which has continued into 2015. This volatility is attributable to many of the factors noted above.

In addition, RBSH Group is exposed to risks arising out of geopolitical events, such as trade barriers, exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments could also adversely affect economic activity and have an adverse effect upon RBSH Group’s business, financial condition and results of operations.

The challenging operating environment for RBSH Group’s businesses, created by uncertain economic and market conditions is characterised by:

•
reduced activity levels, additional write-downs and impairment charges and lower profitability,  which either alone or  in combination with regulatory changes or the activities of other market participants  may restrict the ability of RBSH Group to access capital, funding and liquidity;

•
prolonged periods of low interest rates resulting from ongoing central bank measures to foster economic growth which constrain, through margin compression and low returns on assets, the interest income earned by RBSH Group; and

•
the risk of increased volatility in yields and asset valuations as central banks start or accelerate looser monetary policies or tighten or unwind historically unprecedented loose monetary policy or extraordinary measures. The resulting environment of uncertainty for the market and consumers could lead to challenging trading and market conditions.

Developments relating to current economic conditions and the risk of a return to a volatile financial environment, including those discussed above, could have a material adverse effect on RBSH Group’s business, financial condition and results of operations.

RBSH Group is exposed to any weakening of the European economy and the renewed threat of default by certain countries in the Eurozone.
With few exceptions, countries in Europe have not yet recovered from the effects of the financial crisis. Consensus forecasts of growth in 2015 and 2016 for some of the largest European economies such as France and Italy are low.  In addition, the possibility of a European sovereign default has risen due to the recent election in Greece and the outcome and impact of ongoing negotiations by the new Greek government with respect to its outstanding debt is uncertain. The risk that the effect of any sovereign default spreads by contagion to other EU economies and the UK economy remains. The euro could be abandoned as a currency by one or more countries, or in an extreme scenario, the abandonment of the euro could result in the dissolution of the European Economic and Monetary Union (EEMU). While the European Central Bank announced in January 2015 a €1.1 trillion quantitative easing programme designed to improve confidence in Eurozone equities and encourage more private bank lending, there remains considerable uncertainty as to whether such measures will be successful.

The effects on the UK, European and global economies of any potential dissolution of the EEMU or exit of one or more EU member states from the EEMU and the resulting redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

•	result in significant market dislocation;
•	heighten counterparty risk;
•	result in downgrades of credit ratings for European borrowers, giving rise to increases in credit spreads and decreases in security values;
•	disrupt and adversely affect the economic activity of the UK and other European markets; and
•	adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities and the potential for mismatches.

The occurrence of any of these events would have a material adverse effect on RBSH Group’s business, financial condition and results of operations.

RBSH Group’s business performance could be adversely affected if its or the RBS Group’s capital requirements are not managed effectively or as a result of changes to capital adequacy requirements.
Effective management of the capital of RBSH Group is critical to its ability to operate its business. The RBS Group and RBSH Group are required by regulators in the UK, the Netherlands, the EU, the US and other jurisdictions in which they undertake regulated activities to maintain adequate capital resources. Adequate capital also gives RBSH Group financial flexibility in the face of continuing turbulence and uncertainty in the global economy.

Additional information

The Basel Committee on Banking Supervision’s package of reforms to the regulatory capital framework (“Basel III”) raised the quantity and quality of capital required to be held by a financial institution with an emphasis on Common Equity Tier 1 (CET1) capital and introduces an additional requirement for both a capital conservation buffer and a countercyclical buffer to be met with CET1 capital.  Basel III has been implemented in the EU with a new Directive and Regulation (collectively known as “CRD IV”) which became effective from 1 January 2014, subject to a number of transitional provisions and clarifications. A number of the requirements introduced under CRD IV have been and continue to be further supplemented through the Regulatory and Implementing Technical Standards (“RTSs”/”ITSs”) produced by the European Banking Authority (EBA) and to be adopted by the European Commission which are not yet all finalised. The EU rules deviate from the Basel III rules in certain aspects, and provide national flexibility to apply more stringent prudential requirements than set out in the Basel framework.

Under CRD IV, RBSH Group is required, on a consolidated basis, to hold a minimum amount of regulatory capital of 8% of risk weighted assets of which at least 4.5% must be CET1 capital and at least 6% must be tier 1 capital (together, the “Pillar 1 requirements”). In addition, RBSH Group’s supervisory authorities may add extra capital requirements to cover risks they believe are not covered or insufficiently covered by the Pillar 1 requirements, including additional Pillar 2 requirements which will be determined and assessed specifically for the RBSH Group.  CRD IV also introduces five new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements and are to be met with CET1 capital: (i) the capital conservation buffer, (ii) the institution-specific counter-cyclical buffer, (iii) the global systemically important institutions buffer, (iv) the other systemically important institutions buffer and (v) the systemic risk buffer. Some or all of these buffers are applicable to RBSH Group as determined by the European Central Bank, which became RBSH Group’s regulator with the entry in force of the single resolution mechanism in Europe in November 2014 along with the Dutch Central Bank as RBSH Group’s national regulatory authority. The combination of the capital conservation buffer, the institution-specific counter-cyclical capital buffer and the higher of (depending on the institution), the systemic risk buffer, the global systemically important institutions buffer and the other systemically important institution buffer, in each case (as applicable to the institution) is referred to as the “combined buffer requirement”. As at 31 December 2014, RBSH Group’s Tier 1 and Core Tier 1 capital ratios were 24.5% and 16.2%, respectively, calculated in accordance with regulatory requirements.

In addition, under the provisions of the CRR, which took effect from 1 January 2014, deferred tax assets that rely on future profitability (for example, deferred tax assets related to trade losses) and do not arise from temporary differences must be deducted in full from CET1 capital. Other deferred tax assets which rely on future profitability and arise from temporary differences are subject to a threshold test and only the amount in excess of the threshold is deducted from CET1 capital. The regulatory treatment of such deferred tax assets is dependent on there being no adverse changes to regulatory requirements.

Under Article 141 (Restrictions on distribution) of the CRD IV Directive, member states of the EU must require that institutions that fail to meet the “combined buffer requirement” will be subject to restricted “discretionary payments” (which are defined broadly by CRD IV as payments relating to CET1 (dividends), variable remuneration and payments on additional tier 1 instruments). The restrictions will be scaled according to the extent of the breach of the “combined buffer requirement” and calculated as a percentage of the profits of the institution since the last distribution of profits or “discretionary payment”. Such calculation will result in a “maximum distributable amount” (or “MDA”) in each relevant period. As an example, the scaling is such that in the bottom quartile of the “combined buffer requirement”, no “discretionary distributions” will be permitted to be paid. In the event of a breach of the combined buffer requirement, RBSH Group will be required to calculate its maximum distributable amount, and as a consequence it may be necessary for RBSH Group to limit or reduce discretionary payments.  From 2016, in accordance with the provisions of the Capital Requirements Regulation (“CRR”), a minimum level of capital adequacy will also be required to meet new regulatory capital requirements allowing RBSH Group to make certain discretionary payments relating to CET1 (dividends), variable remuneration and payments on additional tier 1 instruments, only to the extent that RBSH Group holds capital in excess of such minimum levels of capital requirements.

In addition to the capital requirements under CRD IV, the bank resolution and recovery directive (“BRRD”) introduces requirements for banks to maintain at all times a sufficient aggregate amount of own funds and “eligible liabilities” (that is, liabilities that may be bailed in using the bail-in tool), known as the minimum requirements for eligible liabilities (“MREL”). The aim is that the minimum amount should be proportionate and adapted for each category of bank on the basis of their risk or the composition of their sources of funding. The EBA is required to develop regulatory technical standards specifying the assessment criteria that resolution authorities should use to determine the minimum requirement for own funds and eligible liabilities for individual firms. There remains considerable uncertainty as to whether such MREL requirements will need to be issued and held at group level or within a bank holding group, at operating subsidiary level, and RBSH Group is currently unable to predict the impact such rules would have on its overall capital and loss absorption requirements or its ability to comply with applicable capital or loss absorbency requirements or to make certain discretionary distributions.

Additional information

Building on changes made to requirements in relation to the quality and aggregate quantity of capital that banks must hold, the Basel Committee and other agencies are increasingly focussed on changes that will increase, or re-calibrate, measures of risk weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio. There is no current global consensus regarding the key objectives of this further evolution of the international capital framework. One extreme position advocated by some regulators would materially deemphasise the role of a risk-based capital ratio.  A more broadly held opinion among regulators seeks to retain the ratio but also reform it, in particular by addressing perceived excessive complexity and variability between banks and banking systems. In particular, the Basel Committee on Banking Supervision published a consultation paper in December 2014, in which it recommended reduced reliance on external credit ratings when assessing risk weighted assets and to replace such ratings with certain risk drivers based on the particular type of exposure of each asset. While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that will impact RWAs at their conclusion.  While the quantum of impacts is uncertain owing to lack of clarity of definition of the changes and the timing of their introduction, the likelihood of an impact resulting from each initiative is high and such impacts could result in higher levels of risk weighted assets.

The Basel Committee changes and other future changes to capital adequacy, loss absorbency and liquidity requirements and resolution regimes in the European Union, the UK, the US and in other jurisdictions in which RBSH Group operates, including RBSH Group’s ability to satisfy the increasingly stringent stress case scenarios imposed by regulators and the adoption of the MREL proposals, may require RBS Holdings to issue Tier 1 capital (including CET1), Tier 2 capital and certain loss absorbing debt securities, and may result in existing Tier 1 and Tier 2 securities issued by RBS Holdings ceasing to count towards RBSH Group’s regulatory capital. The requirement to increase the RBSH Group’s levels of CET1 and Tier 2 capital, or loss absorbing debt securities, which could be mandated by RBSH Group’s regulators, could have a number of negative consequences for RBSH Group as well as its shareholders, including impairing RBSH Group’s ability to pay dividends on, or make other distributions in respect of, ordinary shares and diluting the ownership of existing shareholders. If RBSH Group is unable to raise the requisite amount of Tier 1 and Tier 2 capital, or loss absorbing debt securities, the RBSH Group may be required to reduce further the amount of risk weighted assets or total assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to RBSH Group.

Any change that limits RBSH Group’s ability to implement its capital plan, or RBSH Group’s ability to access funding sources or to manage effectively its balance sheet and capital resources (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain key assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) could have a material adverse effect on the business, financial condition and regulatory capital position of RBSH Group.

RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the RBS Group’s credit ratings.
The credit ratings of RBS N.V., as well as those of RBSG, RBS plc and other RBS Group companies, directly affect the cost of, access to and sources of their financing and liquidity. A number of European financial institutions, including RBS N.V, RBSG, RBS plc and other RBS Group companies, have been downgraded multiple times in recent years in connection with rating methodology changes, a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools that allow burden sharing with debt holders. In 2014 credit ratings of RBS Holdings, RBS N.V, RBSG, RBS plc and other RBS Group companies were downgraded in connection with the RBS Group’s creation of RCR, coupled with concerns about execution risks, litigation risk and the potential for conduct related fines.  Rating agencies have continued to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of RBS Group companies, including RBSH Group. RBSG’s long-term and short-term credit ratings were further downgraded in 2015 by Standard & Poor’s Rating Services (“S&P”) to reflect its views that extraordinary government support would now be unlikely in the case of UK non-operating bank holding companies and is likely to become less predictable for bank operating companies in the UK under the newly enacted legislation implementing the bail-in provisions of the BRRD.  On 17 March 2015 Moody’s announced multiple rating reviews following the publication of its new bank rating methodology on 16 March 2015. The new methodology affects banking entities globally and reflects, among other things, Moody’s lowered expectations about the likelihood of government support for European banks in light of the introduction of the BRRD. Moody’s provided a preliminary indication of the outcome of its review which is to be completed later in 2015. Moody’s preliminary indication contemplates that RBSG’s and RBSH N.V.’s long-term senior unsecured and issuer credit ratings would be downgraded by two notches to Ba1 and that the credit ratings of certain other RBS Group subsidiaries may also be downgraded. If these downgrades occur, the credit ratings of RBSG, RBSH N.V. and of certain of their subsidiaries would, therefore, be considered to be below-investment grade by that credit agency.

At 31 December 2014, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBS N.V. by the three main rating agencies would have required RBSH Group to post estimated additional collateral of €114 million, without taking account of mitigating actions by management.  Any further reductions in the long-term or short-term credit ratings of RBS N.V., RBSG, RBS plc or one of their subsidiaries would increase borrowing costs, require RBSH Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, may limit RBSH Group’s access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, limit the range of counterparties willing to enter into transactions with RBSH Group and may adversely affect RBSH Group’s competitive position, all of which could have a material adverse impact on RBSH Group’s earnings, cash flow and financial condition.

Additional information

RBSH Group’s ability to meet its obligations including its funding commitments depends on RBSH Group’s ability to access sources of liquidity and funding.
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets continued to improve during 2014 and such markets remain accommodating in the early part of 2015 (in part as a result of measures taken by central banks around the world, including the ECB), and RBSH Group’s overall liquidity position remained strong, certain European banks, in particular in the peripheral countries of Spain, Portugal, Greece, Italy and Ireland, remained reliant on central banks as one of their principal sources of liquidity. Although the measures taken by Central Banks have had a positive impact, the risk of volatility returning to the global credit markets remains.

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significant spreads. Any uncertainty relating to the credit risk of financial institutions may lead to reductions in levels of interbank lending and may restrict RBSH Group’s access to traditional sources of funding or increase the costs of accessing such funding.

Management of RBSH Group’s liquidity and funding focuses, among other things, on maintaining a resilient funding strategy for its assets.  Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Under certain circumstances, RBSH Group may need to seek funds from alternative sources potentially at higher costs than has previously been the case, and/or with higher collateral or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments. RBSH Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require assets to be pledged as collateral.  Changes in asset values or eligibility criteria can reduce available assets and consequently available liquidity, particularly during periods of stress when access to the schemes may be needed most.

The occurrence of any of the risks described above could have a material adverse impact on RBSH Group’s financial condition and results of operations.

RBSH Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by RBSH Group’s key regulators has increased compliance risks and has had and is likely to continue to have a material adverse effect on how RBSH Group conducts its business and on its results of operations and financial condition.
RBSH Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have changed recently and are subject to further material changes. Among others, the entry into force of CRD IV and the BRRD and certain other measures in the EU has considerably affected the regulatory landscape in which RBSH Group operates and will operate in the future. Increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of RBSH Group’s participation in government or regulator-led initiatives), have resulted in RBSH Group facing greater regulation and scrutiny.

Although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on RBSH Group, the enactment of legislation and regulations in the Netherlands and the other jurisdictions in which RBSH Group operates has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to RBSH Group’s ability to comply with the applicable body of rules and regulations in the manner and within the timeframes required. Any of these developments (including failures to comply with new rules and regulations) could have an impact on how RBSH Group conducts its business, its authorisations and licences, the products and services it offers, its reputation, the value of its assets, and could have a material adverse effect on its business, funding costs and its results of operations and financial condition.

Additional information

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the RBS Group and/or RBSH Group include those set out above as well as the following:

•	requirements to separate retail banking from investment banking (ring-fencing);
•
the implementation of additional or conflicting capital, loss absorption or liquidity requirements, including those mandated under MREL or by the Financial Stability Board’s recommendations on total loss absorbing capacity (“TLAC”);

•	restructuring certain of RBSH Group’s non-retail banking activities in order to satisfy local capital, liquidity and other prudential requirements;
•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;
•	further investigations, proceedings or fines either against RBSH Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;
•	requirements to operate in a way that prioritises objectives other than shareholder value creation;
•	the imposition of restrictions on RBSH Group’s ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;
•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;
•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
•	other requirements or policies affecting RBSH Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, or pricing;
•	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;
•
the introduction of, and changes to, taxes, levies or fees applicable to RBSH Group’s operations (such as the imposition of a financial transaction tax or changes in tax rates or to the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax); and

•	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, or failure by RBSH Group to comply with such laws, rules and regulations, may have a material adverse effect on RBSH Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect RBSH Group’s ability to engage in effective business, capital and risk management planning.

The RBS Group is subject to resolution procedures under resolution and recovery schemes which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group and which may adversely affect RBSH Group.
In the EU, the UK and the US regulators have or are in the process of implementing resolution regimes to ensure the timely and orderly resolution of financial institutions and limit the systemic risks resulting from the failure of global and complex financial groups.  In the EU and the UK, the BRRD which came into force on 1 January 2015, sets out a harmonised legal framework governing the tools and powers available to national authorities to address the failure of banks and certain other financial institutions. These tools and powers include preparatory and preventive measures, early supervisory intervention powers and resolution tools. In July 2014, the PRA published a paper on the implementation of the BRRD in the UK and in December 2014 HM Treasury published final versions of the statutory instruments transposing the BRRD which came into effect in January 2015.  The PRA published its final rules and requirements implementing the BRRD in January 2015.  The EBA also published final draft regulatory technical standards in December 2014 on the content of resolution plans and final guidelines on measures to reduce or remove impediments to resolvability. The implementation of the BRRD may also continue to evolve over time to ensure continued consistency with the FSB recommendations on resolution regimes and resolution planning for GSIBs, in particular with respect to TLAC requirements.   The methods for implementation of any resolution and recovery scheme remain the subject of debate, particularly with respect to banking group companies and for GSIBs with complex cross border activities. Such debate includes whether the bail-in tool may be exercised through a single point of entry at the holding company or at various levels of the corporate structure of a GSIB.

Similar to other major financial institutions, both the RBS Group and RBSH Group remain engaged in a constructive dialogue on resolution and recovery planning with key national regulators and other authorities. It is expected that resolution planning in connection with RBSH Group would be addressed as part of the RBS Group’s resolution plans.

RBSH Group’s operations are highly dependent on its IT systems and is increasingly exposed to cyber security threats.
RBSH Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of RBSH Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, are critical to RBSH Group’s operations.  Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to RBSH Group’s ability to service its customers, could result in significant compensation costs, could breach regulations under which RBSH Group operates and could cause long-term damage to RBSH Group’s  reputation, business and brands.

Additional information

In addition, RBSH Group is subject to cyber-security threats which have targeted financial institutions as well as governments and other institutions and have increased in the recent years. Failure to protect RBSH Group’s operations from cyber-attacks could result in the loss of customer data or other sensitive information. Although RBSH Group has been implementing remedial actions to improve its resilience to the increasing intensity and sophistication of cyber-attacks, RBSH Group expects to be the target of continued attacks in the future and there can be no assurance that RBSH Group will be able to prevent all threats.

RBSH Group’s operations have inherent reputational risk.
Reputational risk, meaning the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of RBSH Group’s conduct and performance, is inherent in RBSH Group’s business. Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business of RBSH Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which any member of the RBS Group, including RBSH Group, conducts its business activities, RBSH Group’s financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, the level of direct and indirect government support or actual or perceived practices in the banking and financial industry may adversely affect RBSH Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. RBSH Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which could result in a material adverse effect on RBSH Group’s business, financial condition and results of operations.

RBSH Group may suffer losses due to employee misconduct.
RBSH Group’s businesses are exposed to risk from potential non-compliance with policies, regulatory rules, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to RBSH Group. In recent years, a number of multinational financial institutions, including RBSH Group, have suffered material losses due to the actions of employees. It is not always possible to deter employee misconduct and the precautions RBSH Group takes to prevent and detect this activity may not always be effective.

The financial performance of RBSH Group has been, and may continue to be, materially affected by counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.
RBSH Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of RBSH Group’s businesses. In particular, RBSH Group has significant exposure to certain individual counterparties in weaker business sectors and geographic markets and also has concentrated country exposure in a limited number of countries in Europe, the United States and Asia.

The credit quality of RBSH Group’s borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets. Although credit quality has improved in certain of RBSH Group’s core markets, a further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact RBSH Group’s ability to enforce contractual security rights. In addition, RBSH Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to RBSH Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on RBSH Group’s results of operations and financial condition.

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, RBSH Group. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which RBSH Group interacts on a daily basis, all of which could have a material adverse effect on RBSH Group’s access to liquidity or could result in losses which could have a material adverse effect on RBSH Group’s financial condition and results of operations.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, RBSH Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for RBSH Group and an inability to engage in routine funding transactions.

Additional information

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect RBSH Group’s business and results of operations.
Some of the most significant market risks RBSH Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates such as experienced over the past several years), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the euro-sterling and euro-US dollar exchange rates, affect the value of assets, liabilities, income and expenses denominated in non-euro currencies and the reported earnings of RBSH Group’s non-eurozone incorporated subsidiaries and may affect RBS Holdings’s reported consolidated financial condition or its income from foreign exchange dealing. Such changes may result from the decisions of Central Banks in Europe and of the Federal Reserve in the US and lead to sharp and sudden variations in foreign exchange rates. For accounting purposes, RBSH Group carries some of its issued debt, such as debt securities, at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of RBSH Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance and volatility of financial markets affects bond and equity prices, has caused, and may in the future cause, changes in the value of RBSH Group’s investment and trading portfolios. Financial markets experienced significant volatility towards the end of 2014 and this trend has continued in early 2015, resulting in further short term changes in the valuation of certain of RBSH Group’s assets. In addition, during the last quarter of 2014, oil prices fell significantly against their historical levels and other commodity prices also decreased. RBSH Group is exposed to oil prices though its exposure to counterparties in the energy sector and oil producing countries. Further or sustained decreases in oil prices could negatively impact counterparties and the value of RBSH Group’s trading portfolios. As part of its on-going derivatives operations, RBSH Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

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
In previous years, severe market events resulted in RBSH Group recording large write-downs on its credit market exposures. Any deterioration in economic and financial market conditions or weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of RBSH Group’s exposures. Valuations in future periods, reflecting, among other things, the then prevailing market conditions and changes in the credit ratings of certain of RBSH Group’s assets, may result in significant changes in the fair values of RBSH Group’s exposures, such as credit market exposures and the value ultimately realised by RBSH Group may be materially different from the current or estimated fair value.

As part of RBSH Group’s strategy, it has materially reduced the size of its balance sheet mainly through the sale and run-off of non-core assets. In addition, certain of RBSH Group’s assets that were part of its non-core division, together with additional assets identified as part of a HM Treasury review of the RBS Group in 2013, became part of the RBS Group’s Capital Resolution Group (“CRG”) as of 1 January 2014. In connection with the establishment of CRG, the RBS Group indicated its aspiration to remove the vast majority, if not all of the assets comprising RCR within three years which resulted in increased impairments of £4.5 billion which were recognised by the RBS Group in Q4 2013, none of which related to RBSH Group. These assets may be difficult to sell and could be subject to further write-downs or, when sold, realised losses. Any of these factors could require the RBS Group and/or RBSH Group to recognise further significant write-downs, realise increased impairment charges or goodwill impairments, all of which may have a material adverse effect on RBSH Group’s financial condition, results of operations and capital ratios.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.
Under International Financial Reporting Standards (IFRS), RBSH Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives.

Additional information

Generally, to establish the fair value of these instruments, RBSH Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, RBSH Group’s internal valuation models require RBSH Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates also need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on RBSH Group’s earnings, financial condition and capital position.

RBSH Group relies on valuation, capital and stress test models to conduct its business and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro and macro economic environment in which RBSH Group operates could have a material adverse effect on RBSH Group’s business, capital and results.
Given the complexity of RBSH Group’s business, strategy and capital requirements, RBSH Group relies on analytical models to assess the value of its assets and its risk exposure and anticipate capital and funding requirements. RBSH Group’s valuation, capital and stress test models and the parameters and assumptions on which they are based need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which RBSH Group operates or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the risk profile of RBSH Group’s financial instruments. Some of the analytical models used by RBSH Group are predictive in nature. The use of predictive models has inherent risks and may incorrectly forecast future behaviour, leading to flawed decision making and potential losses. RBSH Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by RBSH Group in its forecasts or decision making. Should such models prove to be incorrect or misleading, decisions made by RBSH Group in reliance thereon could expose RBSH Group to business, capital and funding risk.

The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that affects the legal recourse available to investors.
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

Additional information

Iran sanctions and related disclosures
Disclosure pursuant to section 13(r) of the Securities Exchange Act
Section 13(r) to the Securities Exchange Act as amended by section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law.  Our affiliate RBS Group disclosed the following activities in response to section 13(r) and RBS Holdings N.V. was directly involved in a small proportion of the activity covered by this disclosure

Licensed Payments
During 2014, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, RBS Group facilitated a small number of payments that were remitted by Iranian government-owned financial institutions and/or financial institutions designated under Executive Order 13382 or 13224.  These payments were remitted and received by non-designated third parties in relation to food stuffs and medical supplies.   All payments were received in full compliance with applicable sanctions and under applicable licences.

RBS Group also facilitated a small number of payments from frozen accounts of Iranian government-owned financial institutions and/or financial institutions designated under Executive Order 13382 or 13224 maintained at other financial institutions.  These payments related to amounts due to non-designated third parties for legal services and one payment related to insurance premiums.  All payments were received in full compliance with applicable sanctions and under applicable licences.

During 2014, RBS Group also made and received a small number of payments from and to frozen accounts related to entities identified as part of the Government of Iran and/or entities designated under Executive Order 13382 or 13324.  These payments related to amounts due to third parties for legal services.  All such payments were made or received in compliance with applicable sanctions and under applicable licences.

The transactions described in the above paragraphs resulted in less than the equivalent of £30 in gross revenue to RBS Group for each transaction. RBS Group intends to continue to engage in transactions similar to those described in these paragraphs as long as such transactions are licensed by the proper authorities.

Legacy Guarantees
Under appropriate license from the applicable authorities, the Bank holds 8 legacy guarantees entered into between 1998 and 2005, which support arrangements entered into lawfully by Bank customers with Iranian counterparties.  These legacy guarantees are in favour of Iranian government-owned financial institutions that are also designated under Executive Order 13882.  RBS Group has made considerable efforts to exit and formally cancel the guarantees but has been unable to do so to date.

RBS Group received revenue of £1,509.19 in the reporting period in respect of one of these legacy guarantees.  No other payments were made under these guarantees in the Reporting Period.  If any payments are required to be made under the legacy guarantees while the beneficiary banks remain the target of EU sanctions, RBS Group intends to make the payments under applicable licence into frozen bank accounts.

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

Iranian Petroleum Industry
Section 219 requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors.  In full compliance with applicable laws, and after discussions with relevant sanctions authorities, RBS Group maintains limited transactional banking facilities on behalf of a UK Company (Non-Iranian Party) and a Company owned and controlled by the Government of Iran (Iranian Party) in relation to their interest in a joint operating agreement with a UK oil field located in the North Sea.

Under authorisation from relevant sanctions authorities the Non-Iranian Party is able to undertake all transactions and activities incident to the operation and production of the UK oil field and sale of gas, oil, condensate, natural gas liquids or other hydrocarbons products produced from the UK oil field.  Under licence from relevant sanctions authorities RBS Group operates a Temporary Management Account to facilitate these activities for the joint venture, no proceeds from the account are made available to the Iranian Party.  RBS Group intends to continue to provide these services as long as such transactions are licensed by the proper authorities.

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

Asset-backed securities (ABS) - securities that represent interests in specific portfolios of assets. They are issued by a structured entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised debt obligations, collateralised loan obligations, commercial mortgage backed securities and residential mortgage backed securities are all types of ABS.

Asset quality (AQ) band - probability of default banding for all counterparties on a scale of 1 to 10.

Assets under management - assets managed by the Group on behalf of clients.

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

Bear steepener - a steepening of the yield curve caused by long-term rates increasing faster than short term rates.

BIPRU - the prudential sourcebook for banks, building societies and investment firms. The part of the Financial Conduct Authority (FCA) Handbook that sets out detailed prudential requirements for the banks that they regulate.

Bull flattener - a flattening of the yield curve in which long term rates are decreasing faster than short term rates.

Buy-to-let mortgages - mortgages to customers for the purchase of  residential property as a rental investment.

Capital requirements regulation (CRR) - see CRD IV.

Central counterparty (CCP) - an intermediary between a buyer and a seller (generally a clearing house).

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

Glossary of terms

Constant currency - reported results for the current reporting period are compared to results for comparative periods retranslated at exchange rates for the current period.

Contractual maturity - the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital - under Basel 2 called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

Core Tier 1 capital ratio - Core Tier 1 capital as a percentage of risk-weighted assets.

Cost:income ratio - operating expenses as a percentage of total income.

Counterparty credit risk - the risk that a counterparty defaults before the maturity of a derivative or sale and repurchase contract. In contrast to non-counterparty credit risk, the exposure to counterparty credit risk varies by reference to a market factor (e.g. interest rate, exchange rate, asset price).

Coverage ratio - impairment provisions as a percentage of impaired loans.

Covered bonds - debt securities backed by a portfolio of mortgages that are segregated from the issuer's other assets solely for the benefit of the holders of the covered bonds.

CRD IV - the European Union has implemented the Basel III capital proposals through the Capital Requirements Regulation (CRR) and the Capital Requirements Directive (CRD), collectively known as CRD IV. CRD IV was implemented on 1 January 2014. The European Banking Authority’s technical standards are still to be finalised through adoption by the European Commission and implemented within the UK.

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

Credit enhancements - techniques that improve the credit standing of financial obligations; generally those issued by a structured entity in a securitisation. External credit enhancements include financial guarantees and letters of credit from third party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation - on securitisation, the value of the underlying portfolio is greater than the securities issued.

Credit grade - a rating that represents an assessment of the creditworthiness of a customer. It is a point on a scale representing the probability of default of a customer.

Credit risk - the risk of financial loss due to the failure of a customer, or counterparty, to meet its obligation to settle outstanding amounts.

Credit risk mitigation - reducing the credit risk of an exposure by application of techniques such as netting, collateral, guarantees and credit derivatives.

Credit valuation adjustment (CVA) - the CVA is the difference between the risk-free value of a portfolio of trades and its market value, taking into account the counterparty’s risk of default. It represents the market value of counterparty credit risk, or an estimate of the adjustment to fair value that a market participant would make to reflect the creditworthiness of its counterparty.

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

Customer accounts - money deposited with the Group by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short term deposits. Deposits received from banks are classified as deposits by banks.

Debit valuation adjustment (DVA) - an adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity's own credit risk.

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

Debt securities in issue - unsubordinated debt securities issued by the Group. They include commercial paper, certificates of deposit, bonds and medium-term notes.

Glossary of terms

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

Deposits by banks - money deposited with the Group by banks and recorded as liabilities. They include money-market deposits, securities sold under repurchase agreements, federal funds purchased and other short term deposits. Deposits received from customers are recorded as customer accounts.

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

Discontinued operation - a component of the Group that either has been disposed of or is classified as held for sale. A discontinued operation is either: a separate major line of business or geographical area of operations or part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or a subsidiary acquired exclusively with a view to resale.

Economic capital - an internal measure of the capital required by the Group to support the risks to which it is exposed.

Economic profit - the difference between the return on shareholders funds and the cost of that capital. Economic profit is usually expressed as a percentage.

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

Encumbrance - an interest in an asset held by another party. Encumbrance usually impacts the transferability of the asset and can restrict its free use until the encumbrance is removed.

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

Expected loss (EL) - expected loss represents the anticipated loss on an exposure over one year. It is determined by multiplying probability of default, loss given default and exposure at default and can be calculated at individual, credit facility, customer or portfolio level.

Exposure - a claim, contingent claim or position which carries a risk of financial loss.

Exposure at default (EAD) - an estimate of the extent to which the bank will be exposed under a specific facility, in the event of the default of a counterparty.

FICO score - a credit score calculated using proprietary software developed by the Fair Isaac Corporation in the US from a consumer's credit profile. The scores range between 300 and 850 and are used in credit decisions made by banks and other providers of credit.

Financial Conduct Authority (FCA) - the statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

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

Forbearance - forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer’s financial difficulties.

Forward contract - a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, at an agreed future date.

Fully loaded Basel III basis - capital ratios based on the rules that will apply at the end of the Basel III transition period.

Glossary of terms

Funding valuation adjustment (FVA) - represents an estimate of the adjustment to fair value that a market participant would make to incorporate funding costs and benefits that arise in relation to uncollateralised derivative exposures.

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

Government Sponsored Enterprises (GSEs) - a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

Gross yield - the interest rate earned on average interest-earning assets i.e. interest income divided by average interest-earning assets.

Haircut - a downward adjustment to collateral value to reflect its nature, any currency or maturity mismatches between a credit risk mitigant and the underlying exposure to which it is being applied.

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

Individual liquidity guidance (ILG) - guidance from the PRA on a firm's required quantity of liquidity resources and funding profile.

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

Internal Capital Adequacy Assessment Process (ICAAP) - the Group’s own assessment, as part of Basel II requirements, of its risks, how it intends to mitigate those risks and how much current and future capital is necessary having considered other mitigating factors.

Internal funding of trading business - the internal funding of the trading book comprises net banking book financial liabilities that fund financial assets in the Group’s trading portfolios. Interest payable on these financial liabilities is charged to the trading book.

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

Key management - members of the RBS Group Executive Committee.

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

Glossary of terms

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

Liquidity and funding risk - the risk that the Group is unable to meet its financial liabilities when they fall due.

Liquidity coverage ratio (LCR) - the ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, central bank eligible.

Loan:deposit ratio - the ratio of loans and advances to customers net of provision for impairment losses and excluding reverse repurchase agreements to customer deposits excluding repurchase agreements.

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

London Interbank Offered Rate (LIBOR) - the benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

Loss given default (LGD) - an estimate of the amount that will not be recovered by the Group in the event of default, plus the cost of debt collection activities and the delay in cash recovery.

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

Maximum distributable amount (MDA) -  a restriction on distributions which may be made by a bank which does not meet the combined buffer requirements as set out in the PRA Supervisory Statement SS6/14 ‘Implementing CRD IV: capital buffers’.

Medium term notes (MTNs) - debt securities usually with a maturity of five to ten years, but the term may be less than one year or as long as 50 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are generally issued as senior unsecured debt.

Monoline insurers (monolines) - entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

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

Non-performing loans - loans classified as Risk elements in lending and potential problem loans. They have a 100% probability of default and have been assigned an AQ10 internal credit grade.

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

Over-the-counter (OTC) derivatives - derivatives with tailored terms and conditions negotiated bilaterally, in contrast to exchange traded derivatives that have standardised terms and conditions.

Own credit adjustment (OCA) - the effect of the Group’s own credit standing on the fair value of financial liabilities.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Pillar 1 - the part of Basel II that sets out the process by which regulatory capital requirements should be calculated for credit, market and operational risk.

Glossary of terms

Pillar 2 - Pillar 2 is intended to ensure that firms have adequate capital to support all the relevant risks in their business and is divided into capital held against risks not captured or not fully captured by the Pillar 1 regulations (Pillar 2A) and risks to which a firm may become exposed over a forward-looking planning horizon (Pillar 2B). Capital held under Pillar 2A, in addition to the Pillar 1 requirements, is the minimum level of regulatory capital a bank should maintain at all times to cover adequately the risks to which it is or might be exposed, and to comply with the overall financial adequacy rules. Pillar 2B is a capital buffer which helps to ensure that a bank can continue to meet minimum requirements during a stressed period, and is determined by the PRA evaluating the risks to which the firm may become exposed (e.g. due to changes to the economic environment) during the supervisory review and evaluation process.  All firms will be subject to a PRA buffer assessment and the PRA will set a PRA buffer only if it judges that the CRD IV buffers are inadequate for a particular firm given its vulnerability in a stress scenario, or where the PRA has identified risk management and governance failings, which the CRD IV buffers are not intended to address.

Pillar 3 - the part of Basel II that sets out the information banks must disclose about their risks, the amount of capital required to absorb them, and their approach to risk management. The aim is to strengthen market discipline.

Position risk requirement - a capital requirement applied to a position treated under BIPRU 7 (Market risk) as part of the calculation of the market risk capital requirement.

Potential future exposure - is a measure of counterparty risk/credit risk. It is calculated by evaluating existing trades done against the possible market prices in future during the lifetime of the transactions.

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

Prudential Regulation Authority (PRA) - the statutory body responsible, from 1 April 2013, for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK. The PRA is a subsidiary of the Bank of England.

Regular way purchase or sale - a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

Regulatory capital - the amount of capital that the Group holds, determined in accordance with rules established by the PRA for the consolidated Group and by local regulators for individual Group companies.

Repurchase agreement (Repo) - see Sale and repurchase agreements.

Residential mortgage - a loan to purchase a residential property where the property forms collateral for the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a home loan.

Residential mortgage backed securities (RMBS) - asset-backed securities for which the underlying asset portfolios are residential mortgages. RBS Group RMBS classifications, including prime, non-conforming and sub-prime, reflect the characteristics of the underlying mortgage portfolios. RMBS are classified as prime RMBS where the loans have low default risk and are made to borrowers with good credit records and reliable payment histories and there is full documentation. Non-conforming RMBS include US Alt-A RMBS, together with RMBS-in jurisdictions other than the US where the underlying mortgages are not classified as either prime or sub-prime. Classification of RMBS as subprime or Alt-A is based on Fair Isaac Corporation scores (FICO), level of documentation and loan-to-value ratios of the underlying mortgage loans. US RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 and 650 with full or limited documentation. Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original LTV of 70% to 100%. In other jurisdictions, RMBS are classified as sub-prime if the mortgage portfolio comprises loans with one or more high risk characteristics such as: unreliable or poor payment histories; high loan-to-value ratios; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Retail loans - loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Return on equity - profit attributable to ordinary and B shareholders divided by average shareholders’ equity as a percentage.

Reverse repurchase agreement (Reverse repo) - see Sale and repurchase agreements.

Risk appetite - an expression of the maximum level of risk that the Group is prepared to accept to deliver its business objectives.

Risk asset ratio (RAR) - total regulatory capital as a percentage of risk-weighted assets.

Risk elements in lending (REIL) - impaired loans and accruing loans which are contractually overdue 90 days or more as to principal or interest.

Risk-weighted assets (RWAs) - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord as implemented by the PRA. Certain assets are not weighted but deducted from capital.

Glossary of terms

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

Settlement balances - payables and receivables that result from purchases and sales of financial instruments recognised on trade date. Asset settlement balances are amounts owed to the Group in respect of sales and liability settlement balances are amounts owed by the Group in respect of purchases.

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

Stressed value-at-risk (SVaR) - a VaR measure using historical data from a one year period of stressed market conditions. For the purposes of calculating regulatory SVaR, a time horizon of ten trading days is assumed at a confidence level of 99%. See also Value-at-risk below.

Structured credit portfolio (SCP) - a portfolio of certain of the Group’s illiquid assets - principally CDO super senior positions, negative basis trades and monoline exposures - held within Non-Core division.

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

Supervisory slotting approach - a method of calculating regulatory capital, specifically for lending exposures in project finance and income producing real estate, where the PD estimates do not meet the minimum IRB standards. Under this approach, the bank classifies exposures from 1 to 5, where 1 is strong and 5 is default. Specific risk-weights are assigned to each classification.

Tier 1 capital - a component of regulatory capital, comprising common equity tier 1 and additional tier 1. Additional tier 1 capital includes eligible non-common equity capital securities and any related share premium. Under Basel II, Tier 1 capital comprises Core Tier 1 capital plus other Tier 1 securities in issue, less certain regulatory deductions.

Tier 1 capital ratio - a component of regulatory capital, comprising eligible capital securities and any related share premium. Under Basel II, qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised gains arising on the fair valuation of equity instruments held as available-for-sale, less certain regulatory deductions.

Tier 2 capital - qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available-for-sale equity gains and revaluation reserves less certain regulatory deductions.

Total loss absorbing capacity (TLAC) - an FSB proposal for global systemically important banks to have a sufficient amount of specific types of liabilities which can be used to absorb losses and recapitalise a bank in resolution. These proposals are intended to facilitate an orderly resolution that minimises any impact on financial stability, ensures the continuity of critical functions, and avoids exposing taxpayers to loss.

Unaudited - financial information that has not been subjected to the audit procedures undertaken by the Group's auditors to enable them to express an opinion on the Group's financial statements.

US Federal Agencies - are independent bodies established by the US Government for specific purposes such as the management of natural resources, financial oversight or national security. A number of agencies, including, the Government National Mortgage Association, issue or guarantee publicly traded debt securities.

Value-at-risk (VaR) - a technique that produces estimates of the potential loss in the market value of a portfolio over a specified time period at a given confidence level.

Wholesale funding - wholesale funding comprises Deposits by banks, Debt securities in issue and Subordinated liabilities.

Write-down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

Wrong-way risk - the risk of loss when the risk factors driving the exposure to a counterparty or customer are positively correlated with the creditworthiness of that counterparty i.e. the size of the exposure increases at the same time as the risk of the counterparty or customer being unable to meet that obligation, increases.

Important addresses

Company Secretariat
Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands
Telephone: + 31 20 464 99 99

Investor Relations
280 Bishopsgate
London EC2M 4RB
Telephone: +44 (0)207 672 1758
Facsimile: +44 (0)207 672 1801
Email: investor.relations@rbs.com

Registered office
Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands

Website
www.rbs.nl

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	English translation of the amended Articles of Association of RBS Holdings N.V.
7.1	Explanation of ratio calculations
8.1(1)	List of subsidiaries
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of Deloitte LLP, independent registered public accounting firm
15.2	Consent of Deloitte BV, independent registered public accounting firm
15.3(2)	Risk factors of The Royal Bank of Scotland Group plc
____________________________
(1) Incorporated herein by reference to Note 15 to our consolidated financial statements included herein.

(2) Incorporated herein by reference to pages 466 to 484 of the annual report on Form 20-F of The Royal Bank of Scotland Group plc for the year ended December 31, 2014, filed on March 31, 2015 (File No 001-10306).

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RBS HOLDINGS N.V. (Registrant)

April 30, 2015	By:	/s/ Jan de Ruiter
		Name:	Jan de Ruiter
		Title:	Chairman of the Managing Board

	By:	/s/ Cornelis Visscher
		Name:	Cornelis Visscher
		Title:	Chief Financial Officer