Form 20-F
period 2015-12-31
RBS Holdings N.V.
filed 2016-04-29
CIK 1038727

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14624

RBS Holdings N.V.

 (Exact name of Registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation)

Gustav Mahlerlaan 350, 1082 ME Amsterdam, The Netherlands

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

☐  Item 17       ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes       ☒  No

Form 20-F

SEC Form 20-F cross reference		2
Managing Board Report
Chairman's statement		4
Business review		8
Corporate governance		72
Financial Statements
Consolidated income statement		87
Consolidated statement of comprehensive income		88
Consolidated balance sheet		89
Consolidated statement of changes in equity		90
Consolidated cash flow statement		91
Accounting policies		92
Notes on the consolidated accounts		103
1	Net interest income	103
2	Non-interest income	103
3	Operating expenses	104
4	Pensions	105
5	Auditor's remuneration	107
6	Tax	107
7	Dividends	107
8	Financial instruments - classification	108
9	Financial instruments - valuation	111
10	Financial instruments - maturity analysis	121
11	Financial assets - impairments	124
12	Derivatives	125
13	Debt securities	127
14	Equity shares	128
15	Interests in associates	129
16	Prepayments, accrued income and other assets	129
17	Discontinued operations and assets and liabilities of disposal groups	130
18	Settlement balances and short positions	131
19	Provisions, accruals and other liabilities	131
20	Deferred taxation	132
21	Subordinated liabilities	133
22	Share capital	135
23	Reserves	135
24	Structured entities and asset transfers	135
25	Capital resources	137
26	Memorandum items	138
27	Changes in operating assets and liabilities	144
28	Interest received and paid	144
29	Analysis of cash and cash equivalents	144
30	Segmental analysis	145
31	Remuneration of the Managing Board and Supervisory Board of RBS Holdings N.V.	146
32	Related parties	147
33	Post balance sheet events	148
34	Condensed consolidating financial information	148

Other information		155
Additional information		159

RBS Holdings N.V.                                                                                                                                                                                                  1

SEC Form 20-F cross reference

Form 20-F Item	Item caption	Page
PART I 1	Identity of Directors, Senior Management and Advisors
1	Identity of Directors, Senior Management and Advisors *	Not applicable to annual reports
2	Offer Statistics and Expected Timetable *	Not applicable to annual reports
3	Key Information
	Selected financial data	10-14, 161-172
	Capitalisation and indebtedness *	Not applicable to annual reports
	Reason for the offer and use of proceeds *	Not applicable to annual reports
	Risk factors	171-193
4	Information on the Company
	History and development of the Company	4, 8, 100, 159, 177, 205
	Business overview	4, 8, 26-30, 31, 74, 84-86 140-144, 146, 173-178
	Organisational structure	4, 8, 16-20, 130
	Property, plant and equipment *	Not applicable
4A	Unresolved Staff Comments *	Not applicable
5	Operating and Financial Review and Prospects
	Operating results	10-14, 26, 32-37, 53-54, 61-72, 74, 84-86, 105, 140-144, 149-155, 161-178
	Liquidity and capital resources	10-14, 16-72, 109-129, 138, 173-178
	Research and Development, Patent and Licenses, etc. *	Not applicable
	Trend information	26-30, 171-193
	Off-balance sheet arrangements	136-139, 178
	Tabular disclosure of contractual obligations	31, 109-129, 139, 171-172
6	Directors, Senior Management and Employees
	Directors and senior management	75-82
	Compensation	21-24, 75-82, 86, 147
	Board practices	16-20, 74-87
	Employees	4, 10-11, 82-84, 88, 105
	Share ownership	86, 147
7	Major Shareholders and Related Party Transactions
	Major shareholders	177
	Related party transactions	148-149
	Interest of experts and counsel *	Not applicable
8	Financial Information
	Consolidated statements and other financial information	88-155, 157, 177
	Significant changes	149
9	The offer and listing
	Offer and listing details *	Not applicable
	Plan of distributions *	Not applicable to annual reports
	Markets	74, 177
	Selling shareholders *	Not applicable to annual reports
	Dilution *	Not applicable to annual reports
	Expense of the issue *	Not applicable to annual reports
10	Additional Information
	Share capital *	Not applicable to annual reports
	Memorandum and Articles of Association	158-159
	Material contracts	177
	Exchange controls *	Not applicable
	Taxation *	Not applicable
	Dividends and paying agents *	Not applicable to annual reports
	Statements by experts *	Not applicable to annual reports
	Documents on display	195
	Subsidiary information *	Not applicable
11	Quantitative and Qualitative Disclosures about Market Risk	16-72
12	Description of Securities other than Equity Securities *	Not applicable

RBS Holdings N.V.                                                                                                                                                                                                  2

SEC Form 20-F cross reference

Form 20 F Item	Item caption	Page
PART II 13	Defaults, Dividends, Arrearages and Delinquencies
13	Defaults, Dividends, Arrearages and Deliquencies *	Not applicable
14	Material Modifications to the Rights of Security Holders and use of * Proceeds	Not applicable
15	Controls and Procedures	87
16	[Reserved]
16A	Audit Committee Financial Expert	76-78
16B	Code of Ethics	81, 159
16C	Principal Accountant Fees and Services	76, 81, 108
16D	Exemptions from the Listing Standards for Audit Committees *	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated purchases *	Not applicable
16F	Change in Registrant’s Certifying Accountant	76, 193
16G	Corporate Governance	16-20, 74-87
16H	Mine Safety Disclosure *	Not applicable
PART III 17	Financial statements	Not applicable
17	Financial statements *	Not applicable
18	Financial statements	88-155
19	Exhibits	207

RBS Holdings N.V.                                                                                                                                                                                                  3

Chairman’s statement

In 2015 the Group continued to de-risk its balance sheet. Total assets reduced to €16.0 billion at the end of 2015 compared with €23.6 billion at the end of 2014. Plans for the further wind-down of the business were presented to the European Central Bank (ECB) and De Nederlandsche Bank (DNB), our regulators.

On 26 February 2015 RBS Group announced the restructuring of Corporate & Institutional Banking (CIB) to build a strong, safe and more sustainable business. Subsequently CIB is in the process of reducing its geographical footprint to approximately 13 countries, compared with 38 at the end of 2014.

This business restructuring is managed by RBS’s Capital Resolution. The impacted countries for the Group are China, India and Indonesia. In 2015 we started the wind-down of our businesses in Indonesia and China. At the beginning of 2016 it was decided to also wind-down the retail and corporate business in India as well.

The scope of Capital Resolution’s work includes the Group as most of the assets on the Group’s balance sheet were already managed by Capital Resolution. As a result, the reorganisation agenda of RBS Group and the Group are fully aligned with each other.

Results of operations in 2015

Operating loss before tax was €48 million compared with a loss of €57 million in 2014. This was largely due to lower expenses as a result of lower staff and non-staff costs, and was offset by higher impairment losses. Net interest income decreased as a result of the wind-down. Total equity as at 31 December 2015, was €3.7 billion, an increase of €0.2 billion compared with 31 December 2014.

Capital and RWAs

The Group continues to be well capitalised. At 31 December 2015, the Group’s Total capital ratio was 42.5%, the Tier 1 capital ratio was 30.1% and the Common Equity Tier 1 capital ratio was 21.1%. Within risk-weighted assets €9,350 million is included as a consequence of the proportional consolidation of a 40% interest in Saudi Hollandi Bank. This amount is comprises of €9,324 million in credit risk and €26 million in market risk.

Outlook

It is envisaged that in 2016 commercial activities will cease and that we will continue to execute the plans for the further de-risking of RBS N.V.. Ultimately, the objective is that RBS N.V. can relinquish its banking licence in the Netherlands.

On behalf of my fellow Managing Board members, I would like to thank all our employees and customers for their continued commitment and loyalty during 2015.

Idzard van Eeghen

Chairman of the Managing Board of RBS Holdings N.V.

Amsterdam, 28 April 2016

RBS Holdings N.V.                                                                                                                                                                                                  4

Financial review

RBS Holdings N.V.                                                                                                                                                                                                  5

Presentation of information

In the Report and unless specified otherwise, the terms 'company' and 'RBS Holdings' mean RBS Holdings N.V.. RBS Holdings N.V. is the parent company of The Royal Bank of Scotland N.V. (RBS N.V.) consolidated group of companies and associated companies (‘RBSH Group’ or ‘the Group’). The Royal Bank of Scotland Group plc (RBSG) is the ultimate holding company of RBSH Group. RBS Group refers to RBSG and its consolidated subsidiaries and associated companies. RBS plc refers to The Royal Bank of Scotland plc.  The terms 'Consortium' and 'Consortium Members' refer to RBSG, Stichting Administratiekantoor Beheer Financiële Instellingen (the Dutch State, successor to Fortis) and Banco Santander S.A. (Santander) who jointly acquired RBS Holdings on 17 October 2007 through RFS Holdings B.V. (RFS Holdings).

The company publishes its financial statements in 'euro', the European single currency. The abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively. Reference to '£' is to pounds sterling. The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds, respectively. Reference to '$' is to United States of America (US) dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively.

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

A glossary of terms is included on pages 197 to 203.

RBS Holdings N.V.                                                                                                                                                                                                  6

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the winding-down of the RBSH Group’s operations and the transfer and sale of a substantial part of its business activities to RBS plc; the RBS Group’s restructuring, including the implementation of the UK ring-fencing regime and the potential impact thereof on the RBSH Group; divestments; capitalisation; portfolios; net interest margin; capital and leverage ratios and requirements; liquidity; risk-weighted assets (RWAs); minimum requirements for eligible liabilities (MREL); return on equity (ROE); profitability; cost:income ratios; loan:deposit ratios; funding and credit risk profile; discretionary coupon and dividend payments; litigation, regulatory and governmental investigations; RBS Group’s and RBSH Group’s future financial performance; the level and extent of future impairments and write-downs; RBS Group’s and RBSH Group’s exposure to credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk; RBS Group’s and RBSH Group’s exposure to political risks, operational risk and conduct risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect RBSH Group’s results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in this document. These include those relating to: the winding-down of the RBSH Group’s operations and transfers or sales of assets to RBS plc; the RBSH Group’s reliance on the RBS Group; operational risks that are inherent in RBSH Group’s business and increased as a result of the implementation by the RBS Group of its strategic programme and the UK ring-fencing regime as well as the winding-down of the RBSH Group’s operations; the potential adverse impact on the RBSH Group resulting from the major ongoing restructuring carried out by the RBS Group through 2019; the potential adverse impact on the RBSH Group resulting from the implementation by the RBS Group of the UK ring-fencing regime; the political risks to which the RBS Group is exposed; the potential negative impact on RBSH Group’s business of actual or perceived global economic and financial market conditions and other global risks; uncertainties regarding RBSH Group’s exposure to any weakening of economies within the EU or emerging economies; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; the impact of unanticipated volatility or adverse movements in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices or equity prices; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in customer and counterparty credit quality as a result of prevailing economic and market conditions; RBSH Group’s ability to achieve its capital targets; the achievement of capital and cost reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the RBSH Group’s ability to satisfy stress tests imposed by its regulators; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBSG, RBS NV or other entities of the RBS Group and RBSH Group; uncertainties and adverse outcomes relating to legal, regulatory and governmental actions and investigations that RBS Group and RBSH Group are subject to and any resulting material adverse effect on RBSH Group of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBSH Group operates; RBSH Group’s ability to attract and retain qualified personnel; changes in laws, regulations, accounting standards and taxes; the high dependence of RBSH Group’s operations on its information technology systems and its increasing exposure to cyber security threats; the reputational and conduct risks inherent in RBSH Group’s operations and the RBSH Group’s ability to implement and maintain an effective risk management culture; the risk that RBSH Group may suffer losses due to employee misconduct; the reliance on valuation, capital and stress test models which may be inaccurate; changes in accounting rules, policies, assumptions and estimates and changes to the valuation of financial instruments recorded at fair value; potential liabilities resulting from the legal demerger of ABN Amro Bank NV; and the success of RBSH Group in managing the risks involved in the foregoing.

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

The Group is regulated in the Netherlands by the European Central Bank (ECB) under the Single Supervisory Mechanism (SSM). As part thereof, a Joint Supervisory Team comprising of ECB and De Nederlandsche Bank (DNB) staff has been set up to conduct the day to day prudential supervision oversight. The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten (AFM) is responsible for the conduct supervision.

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

*interest is held by Stichting Administratiekantoor Beheer Financiële Instellingen

RBS Holdings N.V.                                                                                                                                                                                                  8

Financial review

The Group had total assets of €16.0 billion and owners' equity of €3.7 billion at 31 December 2015. The Group’s capital ratios were a Total capital ratio of 42.5%, a Tier 1 capital ratio of 30.1% and a Common Equity Tier 1 capital ratio of 21.1% as at 31 December 2015.

The Group total assets have reduced further from €23.6 billion to €16.0 billion in line with the Group's wind down strategy. The Groups main activities are limited to a small number of countries, including the UK, the Netherlands, China, India and Indonesia, and the Group has one significant associate, Saudi Hollandi Bank. Certain assets within RBS N.V. continue to be shared by the Consortium Members.

The Group has submitted a plan, the so-called target end state plan, to its regulators with the ultimate objective that RBS N.V. can relinquish its banking licence in the Netherlands.

RBS N.V. US branches

The RBS N.V. US branches were closed during 2015 as the remaining tail assets have been transferred and applicable regulatory approval has been received.

Competition

The Group faces strong competition in all the markets it serves.

Competition for corporate and institutional customers in the Netherlands and abroad is from Dutch banks and from foreign banks that offer investment and corporate banking services. In addition, the Group’s Corporate and Institutional Banking business faces competition from dedicated investment banks and from non-bank institutions via disintermediation in credit and financing products. In European and Asian corporate and institutional banking markets the Group also competes with the large domestic banks active in these markets and with the major international banks.

RBS Holdings N.V.                                                                                                                                                                                                  9

Financial review

Summary consolidated income statement
	2015	2014	2013
	€m	€m	€m
Net interest income	(22)	187	238
Fees and commissions receivable	17	158	119
Fees and commissions payable	(9)	(16)	(49)
Other non-interest income	294	(56)	129
Non-interest income	302	86	199
Total income	280	273	437
Operating expenses	(225)	(319)	(537)
Profit/(loss) before impairment losses	55	(46)	(100)
Impairment losses	(103)	(11)	(42)
Operating loss before tax	(48)	(57)	(142)
Tax credit/(charge)	20	(58)	(12)
Loss from continuing operations	(28)	(115)	(154)
Profit from discontinued operations, net of tax	22	15	19
Loss for the year	(6)	(100)	(135)

RBS Holdings N.V.                                                                                                                                                                                                10

Financial review

2015 compared with 2014

Operating loss before tax was €48 million compared with a loss of €57 million in 2014. This improvement was due to higher income and lower operating expenses partially offset by higher impairment losses.

Total income increased by €7 million to €280 million. This was mainly due to higher non-interest income offset by a decrease in net interest income.

Net interest income decreased to a loss of €22 million compared with income of €187 million in 2014 reflecting a reduction in interest receivable following the repayment of a loan to a fellow subsidiary in December 2014, the sale of a substantial portion of the legacy debt securities portfolio in Treasury and the overall run-down of banking book assets outpacing the reduction in liabilities.

Non-interest income increased by €216 million to €302 million compared with €86 million in 2014. Other operating income increased by €323 million. This included an increase in the fair value of financial instruments designated at fair value through profit and loss of €109 million (2015 - €175 million; 2014 - €66 million), a lower loss on the sale of available-for-sale securities in Treasury of €273 million, (2015 - €49 million; 2014 - €322 million) and higher profits from interests in associates of €38 million, (2015 - €155 million; 2014 - €117 million). This was offset by a decline in other income of €136 million (2015 - €49 loss; 2014 - €87 million) and a decrease in net fees and commissions of €134 million to €8 million compared with €142 million in 2014, reflecting a fee in relation to business transfers in 2014.

Operating expenses decreased by €94 million to €225 million mainly due to reductions in staff costs of €12 million resulting from planned business reduction and non-staff costs of €82 million largely driven by a non-repeat of a litigation settlement in 2014.

Impairment losses increased by €92 million to €103 million driven by a small number of large exposures.

Tax credit for 2015 was €20 million compared with a tax charge of €58 million in 2014.

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

Impairment losses decreased by €31 million to €11 million driven by a smaller number of individual cases.

Tax charge for 2014 was €58 million compared with €12 million in 2013.

RBS Holdings N.V.                                                                                                                                                                                                11

Financial review

Analysis of results
Net interest income
	2015	2014	2013
	€m	€m	€m
Interest receivable	269	532	768
Interest payable (1)	(291)	(345)	(493)
Net interest income	(22)	187	275

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (2)	2.1	2.1	1.8
Cost of interest-bearing liabilities of the banking business	(3.4)	(1.9)	(1.3)
Interest spread of the banking business (3)	(1.3)	0.2	0.5
Benefit from interest-free funds	1.1	0.5	0.2
Net interest margin of the banking business (4)	(0.2)	0.7	0.7

Gross yield (2)
- Group	2.1	2.1	1.8
- Domestic	0.6	1.3	1.1
- Foreign	3.0	3.5	3.2
Interest spread (3)
- Group	(1.3)	0.2	0.5
- Domestic	(3.0)	(0.2)	0.4
- Foreign	0.1	0.4	1.0
Net interest margin (4)
- Group	(0.2)	0.7	0.7
- Domestic	(3.7)	—	0.5
- Foreign	2.1	2.1	1.0

Notes:

(1) Interest payable was decreased by €37 million in 2013 in respect of adjustments.

(2) Gross yield is the interest rate earned on average interest-earning assets of the banking business.

(3) Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(4) Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

(5) The analysis into Domestic and Foreign has been compiled on the basis of location of the office in which the transaction takes place.

RBS Holdings N.V.                                                                                                                                                                                                12

Financial review

Consolidated balance sheet at 31 December 2015
	2015	2014
	€m	€m
Assets
Cash and balances at central banks	543	1,135
Loans and advances to banks	6,931	7,696
Loans and advances to customers	2,193	3,539
Amounts due from ultimate holding company	138	123
Debt securities and equity shares	2,139	3,243
Settlement balances	71	40
Derivatives	2,221	4,432
Deferred tax	10	34
Interests in associates	1,201	947
Prepayments, accrued income and other assets	534	1,105
Assets of disposal groups	—	1,257
Total assets	15,981	23,551

Liabilities
Bank deposits	2,976	4,542
Repurchase agreements and stock lending	—	636
Deposits by banks	2,976	5,178
Customer accounts	1,481	2,934
Debt securities in issue	403	1,017
Settlement balances and short positions	36	34
Derivatives	1,861	4,555
Provisions, accruals and other liabilities	1,048	1,122
Deferred tax	58	88
Subordinated liabilities	4,456	5,104
Liabilities of disposal groups	—	46
Total liabilities	12,319	20,078

Total equity	3,662	3,473
Total liabilities and equity	15,981	23,551

RBS Holdings N.V.                                                                                                                                                                                                13

Financial review

Commentary on consolidated balance sheet

2015 compared with 2014

Total assets were €16.0 billion at 31 December 2015, a decrease of €7.6 billion, or 32%, compared with €23.6 billion at 31 December 2014.

Cash and balances at central banks decreased by €0.6 billion or 52% to €0.5 billion at 31 December 2015 reflecting reduced liquidity requirements.

Loans and advances to banks decreased by €0.8 billion, or 10%, to €6.9 billion at 31 December 2015, with the majority of the balance, €5.9 billion, being with fellow subsidiaries.

Loans and advances to customers declined €1.3 billion, or 38%, to €2.2 billion, mainly in China and India reflecting continued repayments and business run-down.

Debt securities and equity shares decreased by €1.1 billion, or 34%, to €2.1 billion at 31 December 2015, mainly reflecting the maturity and sale of available-for-sale securities in Treasury.

Derivative assets decreased by €2.2 billion, or 50%, to €2.2 billion, and derivative liabilities decreased by €2.7 billion, or 59%, to €1.9 billion. €1.3 billion of the assets and €1.5 billion of the liabilities are balances with fellow subsidiaries.

Prepayments, accrued income and other assets decreased by €0.6 billion, 52%, to €0.5 million, mainly reflecting continued business wind-down.

Deposits by banks decreased by €2.2 billion, or 43%, to €3.0 billion, with repurchase agreements and stock lending (repos), down to nil from €0.6 billion in 2014. Bank placings decreased €1.0 mainly due to a reduction in cash collateral reflecting the reduction in third party derivatives. €2.7 billion of the balance is with fellow subsidiaries.

Customer accounts were down €1.5 billion, 50%, to €1.5 billion, mainly in China and India reflecting continued balance sheet reduction.

Debt securities in issue declined €0.6 billion, 60%, to €0.4 billion reflecting decreases in medium-term-notes.

Owners’ equity increased by €0.2 billion, 5%, to €3.7 billion.

RBS Holdings N.V.                                                                                                                                                                                                14

Financial review Capital and risk management

RBS Holdings N.V.                                                                                                                                                                                                15

Financial review Capital and risk management

Risk overview*

Presentation of information

Except as otherwise indicated by an asterisk (*), information in the Capital and risk management section (pages 15 to 71) is within the scope of the independent registered public accounting firm.

Capital and risk management are conducted on an overall basis within RBS Group. Therefore the discussion on Capital and risk management on pages 15 to 71 refer principally to policies and procedures in RBS Group that also apply to RBSH Group and RBS N.V..

Risk governance

Governance structure

Capital and risk management strategies are owned and set by the Managing Board of the Group and are implemented by the executive management. There are a number of committees and executives that support the execution of the business plan and strategy. Two of these committees are dedicated to the Group and report to the Group Managing Board. These are depicted and described in the structure chart and table below. Matters not specifically delegated are reserved for the Managing Board. The members of the Managing Board and Supervisory Board of RBS Holdings and RBS N.V. are the same.

There are also risk functions and committees that cover RBS Group and (parts of) the Group reflecting the integrated manner in which the business is managed within RBS Group. Service Level Agreements are in place between the Group and RBS Group to accommodate this integrated risk management oversight, including escalation procedures to the Group Managing Board as appropriate.

Risk management within the Group focuses on all material risks including credit, market, operational, regulatory and country risk and business activities. Liquidity risk and the day-to-day management of liquidity and funding of the book are the responsibility of the Group Treasury.

For a summary of the main risk types faced by the Group and how it manages each of them, refer to page 25.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                16

Financial review Capital and risk management

Risk overview* continued

RBS Group governance structure

RBS Group is committed to achieving the highest standards of corporate governance in every aspect of its business, including risk management. A key aspect of the Board’s responsibility as the main decision-making body is the setting of risk appetite (refer to page 24 for more information on risk appetite) to ensure that the levels of risk RBS Group is willing to accept in the attainment of its strategic business and financial objectives are clearly understood. The Board delegates authority for risk management to specific committees.

The risk governance structure and the main purposes of each of the committees is illustrated below:

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                17

Financial review Capital and risk management

Risk overview* continued

The following table shows details of the key the Group Board and Committees and their responsibilities.

Board/Committee	Responsibilities
Supervisory Board Membership: Consists of four members. Two are executives of RBS Group.

The Supervisory Board is responsible for supervising the Group’s management, its general affairs, and the business connected with it as well as for advising the Managing Board. The Supervisory Board is responsible for the review of all matters relative to accounting policies, internal control, financial reporting functions, internal audit, external audit, risk assessment, regulatory compliance and the product approval process.

Managing Board

Membership:

Three members led by the Group Chairman (who in addition performs the role of Chief Risk Officer (CRO)), Chief Administrative Officer (CAO) and the Chief Financial Officer (CFO).

The Managing Board reports to the Supervisory Board. It is the principal decision-making forum for the Group, setting policy framework, operating structure and yearly plan (including objectives and budgets). All members of the Managing Board have responsibility for the Group. As well as their overall corporate responsibilities, the members of the Managing Board manage one or more units, for which they have primary responsibility.

RBSH Group. Risk and Control Committee (RCC)

Membership:

Chaired by the Group CRO and the Chairman of the Managing Board. Members include the Senior Group Risk Manager, a Group delegate of RBS Group Credit Risk and Market Risk, the Group Head of Conduct & Regulatory Affairs, the Chief Risk Officer, Asia, and the RBS N.V. Head of Regulatory Reporting.

The responsibilities of the RCC include:

•          Advising the Managing Board on the risk appetite of the Group, and receiving direction from the Managing Board on the risk appetite;

•          Providing input to the Group risk-appetite-setting process in the context of the Group’s overall risk appetite;

•          Overseeing the risk framework within the Group and reporting directly to the Managing Board on the performance of the framework and on issues arising from it; and

•          Monitoring the actual risk profile of the Group ensuring that this remains within the boundaries of the agreed risk appetite or else escalating excesses to the Managing Board. Prior to escalation, the RCC can ask the appropriate risk committee in RBS Group or the business that normally monitors and controls the risk item to address any excess.

The remit of the Committee also includes credit, market, operational and regulatory risks within the Group. Changes to the Terms of Reference of the Group RCC must be approved by the Managing Board. To execute its authority the RCC has access to all relevant risk information relating to the Group available within RBS Group including escalations from and to Group or business committees.

RBSH Group Asset and Liability Committee (ALCo)

Membership:

Seven permanent voting members led by RBSH Group’s CFO, the Chairman of the Managing Board, the Chief Risk Officer the CAO, the RBSH Group Treasurer, the RBS Group Treasurer and the Global Head of Capital Management.

The mandate of ALCo covers the following specific areas in respect of the Group:

•          The overall governance responsibility for the strategic management of the Group balance sheet;

•          The review, approval and allocation of balance sheet, capital, liquidity and funding limits;

•          The liquidity, funding, foreign exchange and interest rate exposures of the Group’s balance sheet;

•          The balance sheet structure and risk-weighted assets position of the Group;

•          Decisions on capital repatriation and loss coverage;

•          Compliance with all regulatory requirements at all times;

•          The implementation and maintenance of transfer pricing policies (although setting the liquidity spread curve remains the responsibility of the RBS Group ALCo;

•          The approval and implementation within the Group of RBS Group Treasury policies and procedures; and

•          The Group ALCo is responsible for oversight of retained business (shared assets) and the residual ABN AMRO business.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                18

Financial review Capital and risk management

Risk overview* continued

Three lines of defence

The three lines of defence model is used industry-wide for the management of risk. It provides a clear set of principles by which to implement a cohesive operating model, one that provides a framework for the articulation of accountabilities and responsibilities for managing risk across the organisation.

First line of defence - Management and supervision

The first line of defence includes RBS Group’s customer franchises, Technology and Operations and support functions such as HR, Communications and Financial MI. Responsibilities include:

•          Owning, managing and supervising, within a defined risk appetite, the risks which exist in business areas and support functions.

•          Ensuring appropriate controls are in place to mitigate risk: balancing control, customer service and competitive advantage.

•          Ensuring that the culture of the business supports balanced risk decisions and compliance with policy, laws and regulations.

•          Ensuring that the business has effective mechanisms for identifying, reporting and managing risk and controls.

Second line of defence - Oversight and control

The second line of defence includes RBS Group’s Risk Management and Conduct & Regulatory Affairs functions, (see below for further information), Legal, and the financial control aspects of Finance. Responsibilities include:

•          Working with the businesses and functions to develop the risk and control policies, limits and tools for the business to use to discharge its responsibilities.

•          Overseeing and challenging the management of risks and controls.

•          Leading the articulation, design and development of RBS Group's risk culture and appetite.

•          Analysing the aggregate risk profile and ensuring that risks are being managed to the desired level (risk appetite).

•          Providing expert advice to the business on risk management. Providing senior executives with relevant management information and reports and escalating concerns where appropriate.

•          Undertaking risk assurance (see below for more information).

Third line of defence - Internal Audit

Responsibilities include:

•          Designing and delivering a risk-based audit plan to provide assurance on material risks and report on whether RBS Group is managing its material risks effectively.

•          Monitoring, evaluating and reporting on the remediation of material risks across RBS Group.

•          Engaging with management and participating in key governance fora to provide perspectives, insights and challenge so as to influence the building of a sustainable bank.

•          Advising the RBSH Group Supervisory Board, the RBS Group Audit Committee and executive management with respect to RBSH Group’s material risks and their associated controls.

•          Reporting any matters which warrant escalation to the RBS Group Board, the RBS Group Board Risk Committee, the RBS Group Audit Committee and the RBS Group Executive Committee as appropriate.

•          Providing independent assurance to the key jurisdictional regulators on both specific risks and control themes.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                19

Financial review Capital and risk management

Risk overview* continued

Risk management structure

RBS Group’s management structure and the main elements of each role are illustrated below.

Notes:

(1)    RBS Group Risk Management

The RBS Group Chief Risk Officer (CRO) leads RBS Group Risk Management. The CRO reports directly to the RBS Group Chief Executive and has an indirect reporting line to the Chairman of the Board Risk Committee and a right of access to the committee’s chairman.

RBS Group Risk Management is a function independent of the franchises, structured by risk discipline to facilitate the effective management of risk.

In 2015, Risk Management, which had previously been spread across the different businesses, re-organised itself into six  functional areas: Credit Risk; Enterprise-Wide Risk; Risk Infrastructure; Operational Risk, Support Functions and Divested Businesses; Risk Assurance; and Market Risk. Directors of Risk were also appointed for each of the franchises and for Services. The streamlined structure consolidates risk information, allowing for more efficient decision-making.

The directors of risk functions are responsible for RBS Group-wide risk appetite and standards within their respective disciplines and report to the CRO.

CROs are in place for certain jurisdictions and legal entities to meet local regulatory and governance requirements. They lead the risk management teams locally in support of functional risk heads where teams follow a functional operating model. The key CRO roles report directly to the RBS Group CRO.

Risk committees in the customer businesses and key functional risk committees oversee risk exposures arising from management and business activities and focus on ensuring that they are adequately monitored and controlled.

 (2)   Conduct & Regulatory Affairs

Conduct & Regulatory Affairs (C&RA) is led by the Chief Conduct & Regulatory Affairs Officer, who reports directly to the Chief Executive and has an indirect reporting line to the Board Risk Committee and a right of access to the committee’s chairman. It is responsible for providing oversight of conduct risk and regulatory risk at RBS Group, and does so by setting RBS-wide policy and standards, providing advice to each customer business, and ensuring that the mitigating controls are suitable. C&RA also provides leadership of RBS Group’s relationships with its regulators.

The functional heads (the Directors of Financial Crime, Advisory, Remediation, Compliance Services and Regulatory Affairs), report to the Chief Conduct & Regulatory Affairs Officer. Each is responsible, where appropriate, for the RBS Group-wide risk appetite and standards of their respective areas.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                20

Financial review Capital and risk management

Risk overview* continued

Risk assurance

Risk assurance is a second line of defence function in which most of RBS Group’s risk assurance activities are centralised. These primarily comprise credit risk and market risk quality assurance, controls assurance and Model Risk Management, each of which is described below.

Credit risk and market risk quality assurance: These teams provide assurance to both internal and external stakeholders including the Board, senior management, risk functions, franchises, Internal Audit and the regulators.

Credit risk and market risk quality assurance undertake reviews which assess various aspects of risk as appropriate: including: the quality of risk portfolios; the completeness, suitability, accuracy and timeliness of risk measurements; the quality of risk management practices; policy compliance; and adherence to risk appetite. This includes monitoring RBS Group’s credit portfolios and market risk exposures to assist in early identification of emerging risks, as well as undertaking targeted reviews to examine specific concerns raised either by these teams or by their stakeholders.

RBS Group’s Risk Assurance Committee (RAC) provides governance to ensure a consistent and fair approach to all aspects of the review activities of credit and market risk assurance. Additionally, RAC monitors and validates the ongoing programme of reviews and tracks the remediation of review actions. The credit and market risk assurance teams also attend relevant committees run by the customer franchises and other risk functions to ensure strong communication channels are maintained.

Controls assurance: This team tests the adequacy and effectiveness of key controls relating to credit and market risk, including those within the scope of Section 404 of the US Sarbanes-Oxley Act of 2002.

Model risk management

Model governance

Model governance follows a three lines of defence approach, with model developers having primary accountability and Model Risk Management (MRM) acting in a second-line-of-defence capacity.

MRM is responsible for setting policy, providing governance and insight for all of RBS Group’s statistical, economic, financial or mathematical models and performing independent model validation where necessary.

MRM will be responsible for defining and monitoring model risk appetite in conjunction with model developers, monitoring the model risk profile and reporting on the model population and escalating issues to senior management.

The general approach to MRM’s independent model validation for risk and pricing models is detailed below. For more specific information relating to market risk models and pricing models, refer to page 68.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                21

Financial review Capital and risk management

Risk overview* continued

Models used within Risk

RBS Group uses a variety of models as part of its risk management process and activities. Key examples include the use of model outputs to support risk assessments in the credit approval process, ongoing credit risk management, monitoring and reporting, as well as the calculation of risk-weighted assets.

For more information on the use of models in the management of particular types of risk, notably credit and market risk, refer to the relevant section.

Independent model validation

MRM performs reviews of relevant risk and pricing models in two instances: (i) for new models or amendments to existing models and (ii) as part of its ongoing programme to assess the performance of these models.

Based on the review and findings from MRM, the RBS Group model or risk committees with appropriate delegated authority consider whether a model can be approved for use and whether any conditions need to be imposed, including those relating to the remediation of material issues raised through the review process. Once approved through internal governance, the new or amended model is implemented. Models used for regulatory reporting may additionally require regulatory approval before implementation.

MRM reassesses the appropriateness of approved risk models on a periodic basis according to the approved Periodic Review Policy.

MRM also monitors the performance of RBS Group’s portfolio of models.

Risk culture and appetite

Risk culture

RBS Group seeks to create a strong risk culture that becomes part of the way people work and think. Such a culture should be supported by robust practices on risk identification, measurement and management, and on associated controls and governance. Risk competencies, mindsets and behaviours needed to support RBS Group’s risk culture should be embedded across the organisation and made integral to performance reviews.

RBS Group’s target risk culture is clearly aligned to its core values of “serving customers”, “working together”, “doing the right thing” and “thinking long term”. They act as a clear starting point for a strong and effective risk culture.

Aligned to these values is the Code of Conduct. The Code provides guidance on expected behaviour and sets out the standards of conduct that support the values. It explains the effect of decisions that are taken and describes the principles that must be followed.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                22

Financial review Capital and risk management

Risk overview* continued

These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision making and a clear focus on good customer outcomes. They are aligned with the people management and remuneration processes to support a positive and strong risk culture through appropriate incentive structures.

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

If conduct falls short of RBS Group’s required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for those individuals concerned.

RBS Group’s policies require that risk behaviour assessment is incorporated into performance assessment and compensation processes for enhanced governance staff.

Risk-based key performance indicators

RBS Group-wide remuneration policy requires remuneration to be aligned with, and to support, effective risk management. The policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the UK Remuneration Code. For further information refer to page 65 of the RBS Group Annual Report.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                23

Financial review Capital and risk management

Risk overview* continued

Training

Enabling employees to have the capabilities and confidence to manage risk is core to RBS Group’s learning strategy.

RBS Group offers a wide range of risk learning across the risk disciplines: Market Risk; Credit Risk; Operational Risk; Enterprise Risk; and Conduct and Regulatory Risk. This training can be mandatory, role specific or for personal development and includes technical and behavioural content.

There is mandatory learning that has to be completed by everyone and is focused on keeping employees, customers and the bank safe. This learning is accessed via the online learning system and is dependent on their role and business area. This makes it easy for employees to access and complete and allows monitoring at all levels to ensure completion.

Risk appetite

Risk appetite is the way in which RBS Group expresses the level of risk it is willing to accept in order to achieve its strategic, business and financial objectives.

It is key to ensuring overall safety and soundness and in embedding a strong risk culture throughout RBS Group.

Strategic risk appetite

RBS Group’s risk appetite framework is designed to ensure RBS Group remains safe and sound and serves customers and wider stakeholders.

The RBS Group Board has set out four key strategic risk appetite objectives, aligned with the strategic plan, which provide the boundaries within which the risk appetite for all material risks is set. The strategic risk appetite objectives are:

•          Maintain capital adequacy.

•          Deliver stable earnings growth.

•          Designed to ensure stable and efficient access to funding and liquidity.

•          Maintain stakeholder confidence.

Risk appetite measures

Risk appetite starts with the strategic goals set by the RBS Group Board and is set in a manner that:

•          Is aligned to business and financial goals. The risk appetite framework ensures that risk is managed in a manner that aligns to and supports the attainment of business and financial objectives.

•          Is meaningful, and where possible risk appetite is expressed quantitatively. Risk control frameworks and limits set detailed tolerances and limits for managing risk (such as credit risk and market risk) on a day-to-day basis. These limits support, and are required to be consistent with, the strategic risk appetite.

•          Considers performance under stress. The establishment and monitoring of risk appetite considers potential risk exposures and vulnerabilities under plausible stress conditions

Effective processes exist for frequent reporting of RBS Group’s risks against agreed risk appetite to the Board and senior management.

Risk appetite statements

Risk appetite statements provide clarity on the scale and type of activities permitted.

The Group has developed a framework that sets and implements an appropriate risk appetite supported by a regular monitoring and review process. A risk appetite statement setting out overall risk limits for different risk types is approved by the Supervisory Board. Risk appetite limits and risk exposures are reported regularly to the Risk & Control Committee, the Managing Board and the Supervisory Board. Any limit breach is reported to the Managing Board. The Managing Board may grant a temporary waiver or require the position to be adjusted to comply with the risk limit.

Risk control frameworks and limits

Risk control frameworks and their associated limits are an integral part of the risk appetite framework and a key part of embedding risk appetite in day-to-day risk management decisions. The risk control frameworks manage risk by expressing a clear tolerance for material risk types that is aligned to business activities.

The RBS Group Policy Framework directly supports the qualitative aspects of risk appetite, helping to rebuild and maintain stakeholder confidence in RBS Group’s risk control and governance. Its integrated approach is designed to ensure that appropriate controls, aligned to risk appetite, are set for each of the material risks it faces, with an effective assurance process put in place to monitor and report on performance. Risk appetite has its own policy within the RBS Group Policy Framework. This policy sets out clear roles and responsibilities to set, measure, cascade and report performance against risk appetite, and provides assurances that business is being conducted within approved risk limits and tolerances.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                24

Financial review Capital and risk management

Risk overview* continued

Risk coverage

The main risk types faced by the Group are presented below.

Risk type	How the risk arises	2015 overview
Capital adequacy risk	Capital adequacy risk arises from inefficient management of capital resources.

The Group’s Common Equity Tier 1 ratio on a CRR transitional basis was 21.1%. The Group plans for and maintains an adequate amount and mix of capital consistent with its risk profile. The amount of capital required is determined through risk assessment and stress testing.

Liquidity and funding risk	Liquidity and funding risk arise through the maturity transformation role that the Group performs and arises from day-to-day operations.

As it is one of the operating entities of the RBS Group, the Group’s liquidity risk is monitored and managed centrally by RBS Group in line with policies and processes set by the Group’s Managing Board.

Business risk	Business risk arises from exposure to, and the ability to assess the impact of, changes in the macro-environment, competition, business operations and technology.	The Group reduced its business risk profile further as it made disposals and sold almost its entire liquidity portfolio.
Reputational risk

Reputational risk can arise from the conduct of employees; activities of customers and the countries in which they operate; provision of products and transactions; as well as operations and infrastructure.

The most material threat to the Group’s reputation continued to originate from historical misconduct. The Group has been the subject of investigations and review in relation to legacy rate setting concerns involving former employees, some of which resulted in dismissals.

Conduct and regulatory risk

Conduct risk arises if customers are not treated in line with their and other stakeholders’ expectations. Conduct risk also arises if the Group does not take effective action to prevent fraud, bribery and money laundering.

Regulatory risk arises from the Group’s regulatory, business or operating environments and the Group’s response to them.

RBS Group continued to remediate historical conduct

issues, while also restructuring its customer-facing

businesses and support functions around the needs of its customers. In the Group, rate setting was also the primary focus. Although the impact of conduct risk was less material than before, it remained a high priority in 2015 due to its importance to RBS Group’s values.

A new Conduct Risk Appetite Framework was also established.

Operational risk

Operational risk arises from a failure to manage operations, transactions and assets appropriately. It may arise from human error, an inability to deliver change on time or adequately, or the unavailability of technology services or the loss of customer data. Fraud and theft are sources of operational risk, as is the impact of natural and man-made disasters. It may also arise from a failure to take appropriate measures to protect assets or take account of changes in law.

The functional operating model for operational risk was embedded, with the aim of ensuring it is managed consistently across RBS Group.

The threat to the security of RBS Group’s information from cyber attacks continued to be closely monitored. Further actions were taken to mitigate the risk such as improved user access controls and enhanced protection against malware.

Operational Risk continued to oversee the execution of major projects, including the larger restructuring and divestments.

Credit risk	Credit risk arises from lending and AFS debt securities. Counterparty credit risk results from derivatives and securities financing transaction activities.

The Group managed credit risk based on a suite of credit approval and risk concentration frameworks and associated risk management systems and tools. Credit risk RWAs were €15.0 billion at 31 December 2015.

Market risk

The majority of the Group’s traded market risk exposure arises through transactions in financial instruments including debt securities, loans, deposits and equities, as well as securities financing and derivatives.

The majority of its non-traded market risk exposure arises from assets and liabilities that are not classified as held for trading.

Market risk RWAs were reported at around €0.9 billion at 31 December 2015.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                25

Financial review Capital and risk management

Capital management*

Definition

Capital management lies at the core of RBS Group’s strength and sustainability goals. RBS Group defines capital as that part of the liability side of its balance sheet that has the capacity to absorb losses. The construction of capital starts with Common Equity Tier 1 (CET1) and other classes of capital such as Additional Tier 1 (AT1) and Tier 2. RBS Group will build up sufficient minimum requirements for eligible liabilities (MREL) over the coming years in line with regulatory requirements. Capital management involves the optimisation and efficient use of capital required by the Group’s businesses, the outcomes of stress testing, the requirements of the market and the regulators and the supply of adequate forms of capital at acceptable prices.

All the disclosures in this section are unaudited.

2015 overview

The Group’s Tier 1 capital ratio of 30.1% is higher than 2014 year end ratio of 24.5%, primarily reflecting further portfolio disposals and rundown of the Group’s business during 2015. The amount of AT1 capital has declined when compared with the prior year, as a result of reduced eligibility of hybrid securities under the grandfathering rules of the CRR. The disallowed AT1 is added to the eligible Tier 2 capital that is also subject to its own grandfathering limits. Within the portfolio, there is an amount of €162 million that is lent to RBS Group as Tier 2. This is in addition to a part of the expected loss shortfall, being treated as a full Tier 2 capital deduction under the Capital Requirements Directive IV (CRD IV) rules.

Regulatory framework

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

The CRD IV package continues to require a total amount of capital equal to at least 8% of risk-weighted assets but the share that has to be of the highest quality, that is CET1 capital, of at least 4.5%. The CRD IV package also introduces more stringent criteria for capital instruments, harmonised adjustments made to capital recognised for regulatory purposes and establishes new capital buffers to be phased in from 1 January 2014. Once fully implemented on 1 January 2019 the following minimum requirements must be met:

•         Pillar 1 requirement of: CET1 of 4.5% of RWAs; Tier 1 of 6%; and total capital of 8%.

•         Capital buffers: ‘capital conservation buffer’ of 2.5% of RWAs; ‘countercyclical capital buffer’ of up to 2.5%; an ‘other systemically important institutions buffer’ for domestically or EU important institutions and if required by a member state an additional ‘systemic risk buffer’.

•         Minimum Tier 1 leverage ratio of 3%.

The Group is managing the changes to capital requirements from new regulation (including model changes) and the resulting impact on the Common Equity Tier 1 ratio alongside its strategy of risk reduction and deleveraging. This is principally being achieved through the transfers/sales of countries and businesses to RBS plc and other interested parties, the continued run-off and disposal of assets and deleveraging in the Group’s businesses.

The overall impacts of the regulatory changes are fully factored into the capital plans of the Group and its businesses.

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

Starting late in 2013 and prior to the adoption of the SSM on 4 November 2014 a comprehensive assessment of significant banks in the euro area (including the Group) was conducted by the ECB. The Group successfully passed the comprehensive assessment which was a rigorous “financial health check” that included a comprehensive risk assessment, a detailed asset quality review and a stress test. The results of the comprehensive assessment were made public by the ECB in October 2014.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                26

Financial review Capital and risk management

Capital management* continued

Governance and approach

The Group Asset and Liability Management Committee (ALCo) is responsible for ensuring the Group maintains adequate capital at all times. The ALCo manages and plans the Group capital levels taking into account current and projected capital levels and provides input to and oversees capital levels agreed in the annual Internal Capital Adequacy Assessment Process (ICAAP).

ALCo also plans and manages capital interaction with RBS Group. Such interaction would include, amongst other matters, ALCo considerations around the Group’s strategic asset sales/transfers to RBS Group which would need to be capital neutral to RBS Group and are required to be structured in such way so as to satisfy DNB, ECB and PRA regulatory requirements. The ALCo is in turn ultimately governed by the Group’s Managing Board who approve both ALCo and ICAAP capital management decisions.

Determining appropriate capital

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

Through the annual ICAAP process, the Group makes a determination of its desired capital levels based on maintaining a target external credit rating and risk appetite within both current and emerging regulatory requirements. Desired capital levels are evaluated through the application of both internally and externally defined stress tests that quantify changes in capital ratios under a range of scenarios. The stress tests are also used to identify management and recovery actions that the Group would expect to implement should such eventualities arise. These stress assessments are a key part of capital management and contingency planning and therefore complement agreed capital buffers.

Monitoring and maintenance

The Group operates a rigorous capital planning process via ALCo aimed at ensuring the capital position is controlled within the agreed parameters. This incorporates regular re-forecasts of the capital position of the Group. In the event that the projected position deteriorates beyond acceptable levels, the Group would revise business plans accordingly. The Group is managing the changes to capital requirements from new regulation and model changes and the resulting impact on the Common Equity Tier 1 ratio, focusing on risk reduction and deleveraging. This is principally being achieved through the transfers to RBS plc, the continued run-off and disposal of assets and deleveraging in the Group as it focuses on the most productive returns on capital.

The overall impacts of the regulatory changes are fully factored into the capital plans of Group and its businesses.

Capital allocation

Capital resources are allocated to the Group’s businesses based on both key performance parameters agreed by the RBS Group Board in an annual strategic planning process and the requirements of strategic asset transfer programmes and capital allocation requirements determined in consultation with RBS Group.

The Group has regard to the supervisory requirements of De Nederlandsche Bank (DNB) and the ECB under the SSM. The DNB/ECB uses the capital ratio as a measure of capital adequacy in the Netherlands and Eurozone banking sector, comparing a bank’s capital resources with its RWAs (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks).

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                27

Financial review Capital and risk management

Capital management* continued

Capital ratios and risk-weighted assets

The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements. The Group’s capital ratios and RWAs are set out below.

	2015	2014
	CRR	CRR
	transitional basis	transitional basis
Capital ratios	%	%
Common Equity Tier 1	21.1	16.2
Tier 1	30.1	24.5
Total	42.5	33.9

Risk-weighted assets	€m	€m
Credit risk	15,033	18,179
Market risk	897	1,182
Operational risk	463	732
Settlement risk	—	28
	16,393	20,121

With effect from 1 January 2014 the Group is regulated under the CRD IV package of Basel III. Since 2014 the Credit Valuation Adjustment RWA charge was part of credit risk. As from December 2015 this was captured within the market risk line in the above table, the amount is €139 million. The corresponding amount for 2014 was €298 million.

The Group has used the basic indicator approach since 2013 to calculate the operational risk capital charge. Within risk-weighted assets €9,350 million is included as a consequence of the proportional consolidation of the 40% interest in Saudi Hollandi Bank. This amount is made up of €9,324 million in credit risk and €26 million in market risk.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                28

Financial review Capital and risk management

Capital Management* continued
Capital resources and flow statement
The Group's regulatory capital resources were as follows:
	2015	2014
	CRR	CRR
	transitional basis	transitional basis
	€m	€m
Tier 1
Controlling interests	3,662	3,473
Adjustment for:
- Goodwill and other intangible assets	(3)	(44)
- Unrealised losses on available-for-sale debt securities	9	54
- Unrealised gains on available-for-sale equities	(7)	(7)
- Other regulatory adjustments	(195)	(225)
Common Equity Tier 1	3,466	3,251
Trust preferred securities	3,006	2,686
Disallowed Tier 1 Capital	(1,538)	(1,008)
Total Tier 1 capital	4,934	4,929

Tier 2
Subordinated debt	891	1,043
Disallowed Tier 1 Capital	1,538	1,008
Disqualified Tier 2 Capital	(237)	—
Deductions from Tier 2 capital	(166)	(153)
Total Tier 2 capital	2,026	1,898

Total regulatory capital	6,960	6,827

The table below analyses the movement in Common Equity Tier 1 capital during the year.

€m
At 1 January 2015	3,251
Regulatory adjustment: fair value changes in own credit spreads	29
Foreign currency reserves	87
Loss of non-controlling interest and reduction in goodwill	41
Attributable loss	(6)
Other	64

At 31 December 2015	3,466

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                29

Financial review Capital and risk management

Liquidity and funding risk

Definition

Liquidity risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due.

As one of the operating entities of the RBS Group, the Group’s liquidity risk is monitored and managed centrally by the RBS Group in line with the policies and processes set by the Group’s Managing Board.

Policy, framework and governance

Internal liquidity policies are designed to ensure that the Group:

•          Has a clearly stated liquidity risk tolerance: Appetite for liquidity risk is set by the Board as a percentage of the Individual Liquidity Adequacy Assessment (ILAA) stressed outflows, and the Group monitors its liquidity position against this risk tolerance on a daily basis. In setting risk limits the Board considers the nature of the Group’s activities, overall risk appetite, market best practice and regulatory compliance.

•          Has in place strategies, polices and practices to ensure that the Group maintains sufficient liquidity: The risk management framework determines the sources of liquidity risk and the steps that can be taken when these risks exceed certain actively monitored limits. These actions include when and how to use the liquid asset portfolio, and what other adjustments to the balance sheet should be undertaken to manage these risks within the bank’s risk appetite.

•          Incorporates liquidity costs, benefits and risks in product pricing and performance management:  The Group uses internal funds transfer pricing to ensure that these costs are reflected in the measurement of business performance, and to correctly incentivise businesses to source the most appropriate mix of funding.

The Asset and Liability Management Committee (ALCo) sets and reviews the liquidity risk management framework and limits within the risk appetite set by the Managing Board. ALCo oversees the implementation of liquidity management across the Group.

In setting risk limits the Group Board takes into account the nature of the Group’s various activities, the Group’s overall risk appetite and regulatory compliance.

RBS Holdings N.V.                                                                                                                                                                                                30

Financial review Capital and risk management

Liquidity and funding risk continued

Regulatory oversight*

With effect from November 2014, the Group is subject to the European Central Bank’s (ECB), supervisory regime for liquidity and each member of the Group also complies with their local regulatory framework for the assessment and management of liquidity risk as well as meeting internal standards.

Measurement and monitoring

In implementing the Group’s liquidity risk management framework, a suite of tools are used to monitor, limit and stress test the risks within the balance sheet. The limits control the amount and composition of funding sources, asset and liability mismatches and funding concentrations, in addition to the level of liquidity risk.

Monitoring, reporting and internal limits are under regular review, given the need to appropriately represent and control the business through its considerable changes over time.

The Group maintains a Contingency Funding Plan (CFP), which forms the basis of analysis and management actions to be undertaken in a liquidity stress. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. The CFP sets out the circumstances under which the plan would be invoked; this includes material worsening of early warning indicators. It also prescribes a communications plan, roles and responsibilities, as well as potential management actions to take in response to various levels of liquidity stress. The Group’s CFP is fully integrated with the CFP of RBS Group.

Liquidity reserves

The Group’s liquidity portfolio is managed centrally by RBS Group’s Treasury. In addition, local liquidity reserves are the responsibility of local Treasurers who report to the Group Treasurer functionally.

Within the liquidity portfolio the Group holds cash at central banks €0.2 billion (2014 - €0.8 billion) and government securities of €3.3 billion (2014 - €1.8 billion).

Funding markets

As part of the reduction in the Group’s balance sheet, funding is now concentrated with RBS Group, which has access to a broad funding base, thereby providing funding to meet the Group’s requirements.

Funding sources
The table below shows the Group's primary funding sources excluding repurchase agreements.

	2015		2014
	€m	%	€m	%
Deposits by banks	2,976	32.0	4,542	33.4
Debt securities in issue - medium term notes and other bonds (including securitisations)	403	4.3	1,017	7.5
Subordinated liabilities	4,456	47.8	5,104	37.5
Wholesale funding	7,835	84.1	10,663	78.4
Customer deposits	1,481	15.9	2,933	21.6
Total funding	9,316	100	13,596	100

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                31

Financial review Capital and risk management

Business risk*

Definition

Business risk is the risk that the Group suffers losses as a result of adverse variances in its revenues, costs or both as a result of its business plan and strategy.

Sources of risk

Business risk exists at all levels of the organisation and is generated at the transaction level. It is affected by other risks the Group faces, which could contribute to any adverse changes in revenues or costs.

Governance

The Managing Board has ultimate responsibility for business risk.

Risk management, measurement and mitigation

The Group seeks to minimise its exposure to business risk, subject to its wider strategic objectives. Business risk is identified, measured and managed through planning cycles and performance management processes. Expected profiles for revenues and costs are determined, on a bottom-up basis, through plans reflecting expectations of the external environment and the Group’s strategic priorities. The Managing Board has ultimate responsibility for the impact of any volatility in revenues and costs on the Group’s performance.

Reputational risk*

Definition

Reputational risk is the risk to the Group’s public image owing to a failure to meet stakeholders’ expectations in relation to performance, conduct and business profile. Stakeholders include customers, investors, employees, suppliers, government, regulators, special interest and consumer groups, media and the general public.

Sources of risk

Reputational risk can arise from the conduct of either the Group. as a whole or that of the individuals it employs; from the activities of customers and the countries in which they operate; from the products the Group offers and the transactions it supports; and from its operations and infrastructure.

Governance

Managing reputational risk is taken very seriously, with RBS Group Board-level oversight reinforced by a Reputational Risk Policy, and by governance frameworks across business franchises. Reputational risk management at the Group relies on the reputational risk governance, appetite and risk mitigation of RBS Group and is entirely embedded into the RBS Group reputational risk management programme.

The RBS Group Board and the Executive Committee have the ultimate responsibility for managing RBS Group’s reputation although all staff have some responsibility. The RBS Group Board has set RBS Group’s Purpose, Vision and Values, which outline the objective, which is “to be trusted, respected and valued by our customers, shareholders and communities”. Refer to the Risk governance section on page 16.

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

A Reputational Risk Policy has also been developed to help employees, businesses and functions effectively identify, assess and manage issues that potentially represent a reputational risk. In addition, other policies, such as those related to conduct, address key sources of reputational risk. These policies are implemented in accordance with the Policy Framework through business and functional policy standard owners. The effectiveness of these policies within each franchise is reported on through the Control Environment Certification process (Refer to the Operational risk section on page 35). Reputational aspects also form a core part of the RBS Group conduct risk framework, with a series of enhanced policies developed in line with conduct risk appetite.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                32

Financial review Capital and risk management

Reputational risk* continued

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

Conduct and regulatory risk*

Definition

Conduct and regulatory risk is the risk that the behaviour of RBS Group and its staff towards customers, or in the markets in which it operates, leads to unfair or inappropriate customer outcomes and results in reputational damage, financial loss or both. The damage or loss may be the result of a failure to comply with (or adequately plan for changes to relevant official sector policy, laws, regulations, or major industry standards, or of failing to meet customers’ or regulators’ expectations.

All the disclosures in this section are unaudited.

Sources of risk

Conduct and regulatory risk exists across all stages of the Group’s relationships with its customers, from the development of its business strategies, through governance arrangements, to post-sales processes. Activities through which conduct risk may arise are diverse and include product design, marketing and sales, complaint handling, staff training, and handling of confidential and non-public price sensitive information. Conduct risk also exists if the Group does not take effective action to prevent fraud, bribery and money laundering. Regulatory risk arises from the regulatory, business or operating environment and from the Group’s response to it.

Governance

Conduct & Regulatory Affairs (C&RA) is responsible for defining appropriate standards of conduct, and for driving adherence to them, for designing the framework for managing conduct and regulatory risk, and for overseeing remediation activity. It also provides appropriate controls, challenge and oversight to ensure good customer outcomes. In so doing, C&RA acts as a second line of defence control function.

Key elements of the governance structure are set out below:

•          The C&RA Executive Committee considers emerging issues material to C&RA’s strategy, and implements Board and Executive Committee risk management policy decisions;

•          The Financial Crime Accountable Executive Committee (accountable to the Executive Risk Forum) ensures that the customer businesses and the Services function fulfil strategic objectives by identifying and managing their financial crime risks effectively; and

•          The Mandatory Change Advisory Committee (MCAC), reports to the Bank-Wide Investment Committee, and comprises representatives of the customer businesses and functions. The MCAC acts as the ‘reception committee’ for reviewing externally mandated changes that may affect RBS Group and recommending appropriate responses, including the timely mobilisation of change implementation activities. In doing so, it agrees business or function owners of individual risks; and commissions and reviews impact assessments from customer businesses and functions.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                33

Financial review Capital and risk management

Conduct and regulatory risk* continued

Controls and assurance

The RBS Group Policy Framework is designed to provide both high-level direction and RBS Group-wide requirements. The policies are designed to ensure RBS Group meets its regulatory obligations, and to provide the necessary clarity for staff on their conduct obligations.

C&RA’s Regulatory Affairs department separately oversees the regulatory changes, interactions with regulators and regulatory approvals for individuals.

Assurance and monitoring activities are essential to help measure the extent to which RBS Group manages its delivery of specific customer outcomes.

Risk assessments are used to identify material conduct risks and key controls across all business areas. The risk assessment process is designed to confirm that risks are effectively managed and prioritised and that controls are tested.

Scenario analysis is used to assess the impacts of extreme but plausible conduct risks including financial crime. The scenarios assess the exposures that could significantly affect RBS Group’s financial performance or reputation and are an important

Risk appetite

Work to refine and embed the risk appetite framework and associated control processes continued in 2015. The risk appetite statements set the minimum standards.

Risk monitoring and measurement

C&RA works closely with the customer-facing businesses to assess business models, strategy and products and influence better outcomes for customers.

The Group’s senior boards and committees receive updates on conduct risk exposures and action plans through monthly C&RA-initiated reporting. The reporting is focused on the particular risks of RBSH Group and to ensure that the risks remain within RBS Group’s risk appetite.

C&RA provides appropriate reporting of all material regulatory reviews and other regulatory developments relevant to the Group to the appropriate Group committees.

The RBS Group Anti Money Laundering Officer submits his annual Report to the Board and the FCA. Covering the operation and effectiveness of the systems and controls in place to comply with Anti-Money Laundering (AML) law and regulation, it also describes RBS Group’s AML framework. In addition, it covers the systems and controls in place to prevent the financing of terrorism and to ensure compliance with sanctions as well as embargoes and export controls imposed by the UN, governments and other supranational bodies.

The RBS Group Audit Committee is provided with an annual Whistleblowing Update Report. It details cases by internal reporting categories based on the Public Interest Disclosure Act (1998); identifies underlying causal and subject trends; and highlights the outcome of investigations and actions taken.

C&RA is working with each business to enhance the management information linked to their risk appetite statements. This is required to ensure appropriate customer outcomes are delivered, and that the management information is compliant with the Basel Committee on Banking Supervision principles for effective risk data aggregation and risk reporting.

Risk mitigation

C&RA communicates information on regulatory developments, and follow-ups with regulators, to customer-facing businesses and functions, helping them identify and execute any required mitigating changes to strategy or business models.

Early identification and effective management of changes in legislation and regulation, are critical to the successful mitigation of conduct and regulatory risk. All regulatory and compliance changes are managed to ensure timely compliance readiness. Those changes assessed as having a ‘High’ or ‘Medium-High’ impact are managed especially closely, with the aim of mitigating the impact through, for instance, changes to strategy or business activities, or external engagement.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                34

Financial review Capital and risk management

Operational risk*

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Operational risks may have a direct customer or reputational impact (for example, a major IT systems failure or fraudulent activity) or both. Operational risk failures may also have a link with conduct risk.

Sources of risk

Operational risk may arise from a failure to manage operations, systems, transactions and assets appropriately. It may arise from forms of human error, an inability to deliver change on time or adequately, or the non-availability of technology services or the loss of customer data. Fraud and theft are sources of operational risk, as is the impact of natural and man-made disasters. It may also arise from a failure to take appropriate measures to protect assets or take account of changes in law or regulations.

Cyber risk

Cyber attacks are increasing in frequency and severity across the industry and their threat to the security of RBS Group’s information from continues to be closely monitored. During 2015 RBS Group participated in industry-wide cyber attack simulations in order to help test and develop defence planning. To mitigate the risks, a large-scale programme to improve user access controls is in progress, along with a number of other actions, including a reduction in the number of external websites, enhancement of protection against malware, and the implementation of a staff education programme on information protection.

Governance

A strong operational risk management function is vital to support profitability. Better management of operational risk directly supports the strategic objective of improving stakeholder confidence and is vital for stability and reputational integrity.

The operational risk function, an independent second line of defence, plays a leadership role and seeks to achieve a robust operational risk management framework and culture across RBS Group.

The operational risk function is responsible for the design, development, delivery and continuous improvement of the Operational Risk Management Framework. The Operational Risk Policy is incorporated in the RBS Group Policy Framework and provides direction for the consistent identification, assessment, management, monitoring and reporting of operational risk. Through a network of oversight teams, the function undertakes second line of defence oversight and challenge to ensure the integrity of the ORMF, and manages the overall operational risk profile.

The Operational Risk Executive Committee (OREC), which is a sub-committee of the Executive Risk Forum, acts on all operational risk matters. This includes; identifying and assessing material operational risks, encompassing both current and emerging material risks; reviewing and monitoring the operational risk profile; and reviewing and approving material policy changes.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                35

Financial review Capital and risk management

Operational risk* continued

Controls and assurance

Control Environment Certification (CEC) is used to review and assess the internal control framework.

Risk appetite

The Group’s operational risk appetite statement is agreed by the Managing and Supervisory Boards. It comprises a number of specific measures of risk. To confirm that RBS Group operates within the set risk appetite, the high-level statement is supplemented by specific tolerances for different types of operational risk. Operational risk appetite measures and frameworks are reviewed regularly and approved by the Supervisory Board.

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

Risk identification and assessment

Risk assessments are used to identify and assess material operational risks, conduct risks and key controls across all business areas. To support identification of risk concentrations, all risks and controls are mapped to the risk directory. Risk assessments are refreshed at least annually to ensure they remain relevant and capture any emerging risks.

The process is designed to confirm that risks are effectively managed and prioritised in line with the stated risk appetite. Controls are tested at the appropriate time to verify that they remain fit for purpose and operate effectively.

During 2015 an enhanced end-to-end risk assessment

methodology was designed, which is now being implemented

across RBS Group. This approach enhances the understanding of the risk profile of RBS Group’s key products and services, and it will be used to identify and quantify the most material risks. Subject matter experts and key stakeholders are engaged from across RBS Group to support management decision-making in line with RBS Group’s financial and non-financial appetite statement.

The New Product Risk Assessment (NPRA) process aims to ensure that the risks represented by new products (and material variations to existing products) are identified and assessed before launch. There is now a requirement to demonstrate that all products provide fair outcomes to customers.

Risk mitigation

Risks are mitigated through the application of key preventative and detective controls as an integral step in risk assessment methodology, to enable a determination of the residual risk. Control owners are accountable for the design, execution, performance and maintenance of key controls.

These key controls are regularly assessed for adequacy and tested for effectiveness. The control testing results are monitored and, where a material change in performance is identified, it results in a re-evaluation of the associated risk.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                36

Financial review Capital and risk management

Operational risk* continued

RBS Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements.

Risk monitoring

Monitoring and reporting are part of RBS Group’s operational risk management processes, which aim to ensure that risks and issues are identified, considered by senior executives, and managed effectively.

Risk measurement

The RBS Group uses the basic indicator approach to calculate its operational risk capital requirement. This is based on multiplying three years’ average historical gross income by co-efficients set by the regulator.

Event and loss data management

The event and loss data management process ensures the capture and recording of operational risk loss events that meet defined criteria. The loss data is used for regulatory and industry reporting and is included in the capital modelling, for the calculation of the regulatory capital for operational risk. The most serious events are escalated in a simple, standardised process to all senior management, by way of the Group Notifiable Event Process.

All losses and recoveries associated with an operational risk event are reported against their financial accounting date. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2015 may relate to events that occurred, or were identified in, prior years.

Capital

The Group calculates the Pillar 1 capital requirement for operational risk using the basic indicator approach. For 2015, the Group’s minimum Pillar 1 capital requirement was €37 million (2014 - €58 million).

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                37

Financial review Capital and risk management

Credit risk: management basis

Risk management is conducted on an overall basis within RBS Group. Therefore the discussion on pages 38 to 53 refer principally to policies and procedures in RBS Group that also apply to the Group.

Definition

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

Sources of credit risk

The Group is exposed to credit risk through wholesale lending, derivatives and off-balance-sheet products such as trade finance and guarantees. The Group is also exposed to credit risk as a result of debt securities held for liquidity management purposes.

Credit risk management function

Governance

The activities of the RBS Group credit risk management function, which is led by the Group Chief Credit Officer (GCCO), include:

•          approving credit for customers;

•          ensuring that credit risk is within the risk appetite set by the Board;

•          managing concentration risk and credit risk control frameworks;

•          developing and ensuring compliance with credit risk policies; and

•          conducting RBS Group-wide assessments of provision adequacy.

The GCCO has overall responsibility for the credit risk function. The GCCO chairs the Credit Risk Committee and, with the RBS Group CRO, co-chairs the RBS Group provisions committee.

Credit risk in the Group is managed by the RBS Group credit risk function through a Group credit risk delegate who reports to the GCCO and has a functional line to the Group CRO. Group credit risk management activities include credit risk appetite setting, transaction and portfolio analysis, and ongoing credit risk monitoring and oversight.

Key trends in the credit risk profile of the Group, performance against limits and emerging risks are set out in the Risk Report provided to the Group Risk Controls Committee (RCC) and the Supervisory Board.

RBS Holdings N.V.                                                                                                                                                                                                38

Financial review Capital and risk management

Leadership	GCCO	The GCCO has overall responsibility for the credit risk function. The GCCO chairs the Credit Risk Committee and, with the CRO, co-chairs the RBS Group’s provisions committee.
Governance	Credit Risk committee	Authority over risk appetite (within the appetite set by the board), strategy, frameworks and policy as well as oversight of RBS Group’s credit profile.
	Provisions Committee (1)	Authority over provisions adequacy and approval of recommendations from business provisions committees in accordance with approval thresholds.
Risk appetite

Concentration frameworks

•          Wholesale

°          Single name

°          Sector

°          Country

°          Product and asset class

•          Personal credit appetite framework

Reputational and environmental, social and ethical frameworks

Credit policy

Frameworks are maintained to ensure that the risk of an outsized loss due to a concentration to a particular borrower, sector, product type or country remains within appetite. The credit frameworks are aligned to the RBS Group’s risk appetite framework.

RBS Group uses a product and asset class framework to control credit risk for its Personal businesses. The framework sets limits that measure and control the quality of both existing and new business.

Controls and risk assurance	Control assurance Quality assurance Model risk management

Credit policy standards are in place for both Wholesale and Personal portfolios and are expressed as a set of mandatory controls. Assurance activities, as defined by credit policy, are undertaken by an independent assurance function.

Credit stewardship	Credit assessment standards Credit risk mitigation and collateral Credit documentation Regular portfolio/customer review Problem debt identification and management

Credit risk stewardship takes place throughout the customer lifecycle, from initial credit approval and on a continuous basis thereafter.

The methodology applied for assessing and monitoring credit risk varies between customer types and businesses.

Customers	Segmentation	Customers are grouped by industry clusters and managed on an individual basis (including Corporates, Banks and Financial Institutions).

Credit risk: management basis continued

The key elements of the credit risk management function are set out below.

Note:

(1) Authority is delegated by Executive Risk Forum.

RBS Holdings N.V.                                                                                                                                                                                                39

Financial review Capital and risk management

Credit risk: management basis continued

Risk appetite*

Risk appetite across all risk types is set by RBS Group using specific quantitative targets under stress, including earnings volatility and capital adequacy. The credit risk appetite frameworks have been designed to reflect factors that influence the ability to meet those targets. These include product and asset class, industry sector, single name and country concentrations. Any of these factors could generate higher earnings volatility under stress and, if not adequately controlled, undermine capital adequacy. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between credit risk appetite frameworks and risk appetite targets. The frameworks are supported by a suite of policies and transaction acceptance standards that set out the risk parameters within which franchises must operate. For further information of the specific frameworks for wholesale refer to page 45.

Risk measurements and models*

Credit risk assets

RBS Group uses a range of measures for credit risk exposures. The internal measure used, unless otherwise stated, is credit risk assets (CRA) consisting of:

•          Lending exposure - measured using drawn balances (gross of impairments). Comprises cash balances at central banks as well as loans and advances to banks and customers.

•          Counterparty exposures - measured using the mark-to-market value of derivatives after the effect of enforceable netting agreements and regulator-approved models but before the effect of collateral. Calculations are gross of credit value adjustments.

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

Risk models

RBS Group uses the output of credit risk models in the credit approval process - as well as for ongoing credit risk assessment, monitoring and reporting - to inform credit risk appetite decisions. These models may be divided into different categories:

Model	Calculation method	Wholesale
PD model	Individual counterparty

Each customer is assigned a probability of default (PD) rating and corresponding grade. PD is calculated using a combination of quantitative inputs, such as recent financial performance, and qualitative inputs such as management performance and sector outlook.

LGD model	Individual counterparty

Loss given default (LGD) models estimate the amount that cannot be recovered in the event of a customer default. When estimating LGD, RBS Group’s models assess both borrower and facility characteristics, as well as any credit risk mitigants. The cost of collections and a time-discount factor for the delay in cash recovery are also incorporated.

EAD model	Individual counterparty

Exposure at default (EAD) models provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. Regulatory requirements stipulate that EAD must always be equal to, or higher, than current utilisation, though exposures can be reduced by a legally enforceable netting agreement.

EC model	Portfolio level

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

Changes to credit models

RBS Group reviews and updates models on an ongoing basis in order to reflect the impact of more recent data, changes to products and portfolios, and new regulatory requirements. Extensive changes were made to wholesale models between 2012 and 2014. To a lesser extent, the impact of these changes continued through 2015, resulting in some downwards rating migrations across internal asset quality bands. For further information, refer to the Asset quality section on page 56.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                40

Financial review Capital and risk management

Credit risk: management basis continued

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

The RBS Group business and credit teams are supported by specialist in-house documentation teams. RBS Group uses industry standard loan and security documentation wherever possible. However, when non-standard documentation is used, external lawyers are employed to review it on a case-by-case basis. Mitigants (including any associated insurance) are monitored throughout the life of the transaction to ensure that they perform as anticipated. Similarly, documentation is also monitored to ensure it remains enforceable.

For further information refer to the Wholesale credit risk management sub-section.

Counterparty credit risk

The Group mitigates counterparty credit risk arising from both derivatives transaction and repurchase agreements through the use of netting, collateral and market standard documentation.

Amounts owed by the Group to a counterparty are netted against amounts the counterparty owes the bank, in accordance with relevant regulatory and internal policies. However, generally, this is only done if a netting and collateral agreement is in place as well as a legal opinion to the effect that the agreement is enforceable in the relevant jurisdictions.

.

Collateral may consist of either cash or securities. In the case of derivatives, collateral generally takes the form of cash. In the case of securities financing transactions, collateral usually takes the form of debt securities and, to a much lesser extent, equity securities at the outset. However, if the value of collateral falls relative to the obligation, the Group may require additional collateral in the form of cash (variation margin). The vast majority of agreements are subject to daily collateral calls with collateral valued using RBS Group’s internal valuation methodologies.

Industry standard documentation - such as master repurchase agreements and credit support annexes accompanied by legal opinion - is used for financial collateral taken as part of trading activities.

The Group restricts counterparty credit exposures by setting limits that take into account the potential adverse movement of an exposure after adjusting for the impact of netting and collateral (where applicable).

RBS Holdings N.V.                                                                                                                                                                                                41

Financial review Capital and risk management

Credit risk: management basis continued

Risk assessment and monitoring

Practices for credit stewardship - includes credit assessment, approval and monitoring as well as the identification and management of problem debts. A key aspect of credit risk stewardship is ensuring that, when signs of impairment are identified, appropriate impairment provisions are recognised.

Impairment, provisioning and write-offs

In the overall assessment of credit risk, impairment, provisioning and write-offs are used as key indicators of credit quality. The impairment, provisioning and write-off processes are described in more detail below:

Impairment

A financial asset is impaired if there is objective evidence that the amount, or timing, of future cash flows has been adversely affected since its initial recognition. Refer to accounting policies on page 96 for details regarding the quantification of impairment losses.

Days-past-due measures are typically used to identify evidence of impairment. In the Wholesale portfolio, a period of 90 days past due is used. In Sovereign portfolios, the period used is 180 days past due. Indicators of impairment include the borrower’s financial condition; a forbearance event; a loan restructuring; the probability of bankruptcy; or any evidence of diminished cash flows

RBS Holdings N.V.                                                                                                                                                                                                42

Financial review Capital and risk management

Credit risk: management basis continued

Provisioning

The amount of an impairment loss is measured as the difference between the asset carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. The current net realisable value of the collateral will be taken into account in determining the need for a provision. This includes cash flows from foreclosure (less costs of obtaining and selling the collateral), whether or not foreclosure is probable. Impairment provisions are not recognised where amounts due are expected to be settled in full on the realisation of collateral. The Group uses primarily one of the following two methods to quantify the provision required: individual; and latent, as set out below:

The Restructuring credit team will ultimately recommend or approve any provision that may be required.

Provision method	Customer type	Quantification method	Key factors considered
Individual	Impaired, individually significant	Case-by-case assessment of future cashflows	• Customer and guarantor performance. • Future value of collateral. • Future economic conditions based on factors available at the time.
Latent	Not impaired	PD% x LGD% x EAD x Emergence Period

•          For wholesale customers PD, LGD and EAD values are used.

•          For personal, calculations are performed at portfolio level by product (e.g. mortgages, credit cards or unsecured loans).

•          Portfolio-level emergence periods are based on products or businesses with similar homogenous characteristics. Emergence periods range from 120 to 274 days.

RBS Holdings N.V.                                                                                                                                                                                                43

Financial review Capital and risk management

Credit risk: management basis continued

Sensitivity of impairments to assumptions

Key assumptions relating to impairment levels relate to economic conditions, the interest rate environment, the ease and timing of enforcing loan agreements in varying legal jurisdictions and the level of customer co-operation.

In addition, for secured lending, key assumptions relate to the valuation of the security and collateral held, as well as the timing and cost of asset disposals based on underlying market depth and liquidity. Assessments are made by relationship managers on a case-by-case basis for individually-assessed provisions and are validated by credit teams. For individual impairments greater than £1 million, oversight is provided by the RBS Group’s Provisions Committee.

Available-for-sale portfolios

Available-for-sale portfolios are also regularly reviewed for evidence of impairment, including: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and increased likelihood that the issuer will enter bankruptcy or other financial reorganisation. Determining whether evidence of impairment exists requires the exercise of management judgement. It should be noted that the following factors are not, of themselves, evidence of impairment, but may be evidence of impairment when considered with other factors:

•          Disappearance of an active market because an entity’s financial instruments are no longer publicly traded.

•          A downgrade of an entity’s credit rating.

•          A decline in the fair value of a financial asset below its cost or amortised cost.

Write-offs

Impaired loans and receivables are written-off when there is no longer any realistic prospect of recovery of part, or the entire loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs may be prompted by bankruptcy, insolvency, forbearance and similar events.

Amounts recovered after a loan has been written-off are credited to the loan impairment charge for the period in which they are received.

RBS Holdings N.V.                                                                                                                                                                                                44

Financial review Capital and risk management

Credit risk: management basis continued

Wholesale credit risk management

This section sets out further detail on RBS Group’s approach to credit risk management for its Wholesale customers. Four formal frameworks are used to manage Wholesale credit concentration risks within RBS Group’s risk appetite. These frameworks are regularly reassessed to ensure they remain appropriate for RBS Group’s varied business franchises, economic and market conditions and to reflect refinements in risk measurement models as well as agreed risk appetite.

Through the overlay model, the Group’s concentration risks are captured in and primarily governed by, the RBS Group’s risk control frameworks. However, concentration risks are actively monitored from a the Group perspective through monthly reporting and appropriate action is taken if necessary.

A summary of the frameworks is set out below:*

Concentration framework	Single name (SNC)	Sector	Product and asset class	Country
Risk addressed	Outsized loss due to concentration on a single borrower or borrower group.	Concentration in a single sector or across sectors that are susceptible to similar stress events.	Concentration on certain products or asset classes.	Concentration on a particular country.
Basis for classification	Size or LGD - based on net customer exposure for a given probability of default.	Size - based on exposure; and Risk - based on Economic Capital and other qualitative factors.	Size - based on exposure to a product or asset class.	Size - based on exposure to a particular country.
Limit types	Customer exposure and LGD limits relative to PD.	Bank-wide sector and sub-sector exposure limits.	Bank-wide product/asset class exposure limits and sub-limits.	Bank-wide country limits.
Controls within the framework	Elevated approval requirements, monitoring and reporting, the requirement for regular reviews and for plans to address any exposures in excess of limit.
Exposure measure (net/gross)	Both net and gross of “eligible” mitigants. To be eligible under the framework, mitigants must be legally enforceable, structurally effective and of appropriate maturity.	Gross exposure to a sector/sub-sector.	Net/gross - dependent on type of product.	Net of provisions and risk transfer.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                45

Financial review Capital and risk management

Credit risk: management basis continued

Risk assessment

Before credit facilities are made available to customers a credit assessment is undertaken. The assessment process is the same for all customers. However, in RBS Group credit risk management is organised in terms of the complexity of the assessment rather than aligned to businesses. Capital Resolution is not managed separately but is shown in tables to aid understanding of the size of the exit portfolio. Credit is only granted to customers following joint approval by an approver from the business and the credit risk function.

These approvers act within a delegated approval authority under the wholesale Credit Authorities Framework (CAF) approved by the Executive Risk Forum.

The level of delegated authority held by approvers is dependent on their experience and expertise. Only a small number of senior executives hold the highest authority provided under the CAF. Both business and credit approvers are accountable for the quality of each decision taken but the credit risk approver holds ultimate sanctioning authority.

In 2015, new Transaction Acceptance Standards (TAS) were introduced to provide more detailed transactional lending and risk acceptance guidelines which are one of the tools to control risk appetite at the customer/transaction level. TAS are supplementary to Credit Policy.

When assessing credit risk the following must be considered at a minimum:

•          The amount, terms, tenor, structure, conditions, purpose and appropriateness of all credit facilities;

•          Compliance with relevant credit policies and transaction acceptance standards;

•          The customer’s ability to meet obligations, based on an analysis of financial information and a review of payment and covenant compliance history;

•          The customer’s risk profile, including sector, sensitivity to economic and market developments and management capability;

•          Legal capacity of the customer to engage in the transaction;

•          Credit risk mitigation including requirements for valuation and revaluation. The customer’s credit grade and the loss given default estimate for the facilities;

•          The requirement for the provision of financial information, covenants and/or monitoring formulae to monitor the customer’s financial performance;

•          Refinancing risk - the risk of loss arising from the failure of a customer to settle an obligation on expiry of a facility through the drawdown of another credit facility provided by the Group or by another lender;

•          Consideration of other risks such as environmental, social and ethical, regulatory and reputational risks; and

•          The portfolio impact of the transaction, including the impact on any credit risk concentration limits or agreed business risk appetite.

RBS Holdings N.V.                                                                                                                                                                                                46

Financial review Capital and risk management

Credit risk: management basis continued

Where the customer is part of a group, the credit assessment considers aggregated credit risk limits for the customer group as well as the nature of the relationship with the broader group (e.g. parental support) and its impact on credit risk.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

Risk mitigation

The Group mitigates credit risk through the use of netting, collateral and market standard documentation, depending on the nature of the counterparty and its assets. The most common types of collateral are:

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

•          Financial collateral - Refer to Counterparty credit risk section on page 41.

All collateral is assessed case-by-case to ensure that it will retain its value independently of the provider. The Group monitors the value of the collateral and, if there is a shortfall, will seek additional collateral.

Problem debt management

Early problem identification

Each business has defined early warning indicators (EWIs) to identify customers experiencing financial difficulty, and to increase monitoring if needed. EWIs may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If EWIs show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty they may decide to place the customer on the Watchlist.

RBS Group has reviewed the Watchlist process and will implement a new Risk of Credit Loss framework in early 2016. This will ensure the problem debt portfolio is managed consistently and efficiently, with added focus on customers whose credit profiles have deteriorated outside original risk appetite.

RBS Holdings N.V.                                                                                                                                                                                                47

Financial review Capital and risk management

Credit risk: management basis continued

Watchlist*

There are three Watch classifications - Amber, Red and Black - reflecting progressively deteriorating conditions.

Watch Amber customers are performing customers who show early signs of potential financial difficulty, or have other characteristics that warrant closer monitoring.

Watch Red customers are performing customers who show signs of declining creditworthiness and so require active management.  When a customer is classified as Watch Red, the Restructuring team is engaged to consider whether the relationship should be transferred to them. Watch Red customers who continue to be managed outside of Restructuring tend to be those requiring specialist subject matter expertise that is only available outside of Restructuring.

The Watch Black portfolio includes AQ10 exposures.

Once on the Watchlist a number of mandatory actions are taken, including a review of the customer’s credit grade and facility and security documentation. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business or by Restructuring.

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

Customers managed in Capital Resolution are by their nature subject to heightened scrutiny and regular review against specific disposal plans. Capital Resolution customers are separately identified in RBS Group’s internal Watchlist reporting, with their Watchlist classification based on asset quality.

Restructuring

The Restructuring team manages customer relationships with RBS Group’s wholesale problem debt portfolio. The factor common to all customers with Restructuring involvement is that RBS Group’s exposure is outside risk appetite. The primary function of Restructuring is to restore customers to an acceptable credit profile, minimise losses to RBS Group and protect RBS Group’s capital.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                48

Financial review Capital and risk management

Credit risk: management basis continued

Specialists in Restructuring work with customers experiencing financial difficulties, and showing signs of financial stress, with the aim of restoring their business to financial health whenever possible. The objective is to find a mutually acceptable solution, including restructuring of existing facilities, repayment or refinancing if that is the customer’s preferred option.

The specialists conduct a detailed assessment of the viability of the business, as well as the ability of management to deal with the causes of financial difficulty, focusing on both financial and operational issues. Following the assessment, options which may include forbearance and/or restructuring of facilities are developed. Credit risk decisions, including reviewing and approving any operational and financial restructuring solutions in relation to these customers, are made by a dedicated Restructuring Credit team, which is part of the credit risk management function.

Where a solvent solution is not possible, insolvency may be considered as a last resort. However, helping the customer return to financial health and restoring a normal banking relationship is always the desired goal.

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

The aim of forbearance is to restore the customer to financial health while minimising risk to RBS Group. To ensure that forbearance is appropriate for the needs and financial profile of the customer, RBS Group applies minimum standards when assessing, recording, monitoring and reporting forbearance.

Types of Wholesale forbearance

The type of forbearance offered is tailored to the customer’s individual circumstances. For wholesale customers forbearance may involve the following types of concessions:

•     Covenant waiver A recalibration of covenants or a covenant amendment may be used to cure a potential or actual covenant breach. In return for this relief, RBS Group would seek to obtain a return commensurate with the risk that it is required to take. The increased return for the increased risk can be structured flexibly to take into account the customer’s circumstances. For example it may be structured as either increased margin on a cash or payment-in-kind basis, deferred-return instruments or both. While RBS Group considers these types of concessions qualitatively different from other forms of forbearance, they constitute a significant proportion of wholesale forborne loans and are therefore included in these disclosures.

RBS Holdings N.V.                                                                                                                                                                                                49

Financial review Capital and risk management

Credit risk: management basis continued

•          Amendment to margin Contractual margin may be amended to bolster the customer’s day-to-day liquidity to help sustain its business as a going concern. This would normally be a short-term solution. RBS Group would seek a return commensurate to the risk that it is required to take.

•          Payment concessions and loan rescheduling (including extensions in contractual maturity)

May be granted to improve the customer’s liquidity or on the expectation that the customer’s liquidity will recover when market conditions improve. In addition, they may be granted if the customer will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These options have been used in CRE transactions, particularly during periods where a shortage of market liquidity has ruled out immediate refinancing and made short-term collateral sales unattractive.

•          Debt forgiveness/debt for equity swap

May be granted where the customer’s business condition or economic environment is such that it cannot meet obligations and where other forms of forbearance are unlikely to succeed. Debt forgiveness can be used for stressed corporate transactions and is typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model, strategy and debt level are viable, maintaining the business as a going concern is the preferred option, rather than realising the value of the underlying assets.

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

The ultimate outcome of a forbearance strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. Where forbearance is no longer viable, RBS Group will consider other options such as the enforcement of security, insolvency proceedings or both. The following are generally considered to be options of last resort:

•          Enforcement of security or otherwise taking control of assets – Where RBS Group holds collateral or other security interest and is entitled to enforce its rights, it may enforce its security or otherwise take control of the assets. The preferred strategy is to consider other possible options prior to exercising these rights.

•          Insolvency – Where there is no suitable forbearance option or the business is no longer sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

RBS Holdings N.V.                                                                                                                                                                                                50

Financial review Capital and risk management

Credit risk: management basis continued

Provisions for forborne wholesale loans are assessed in accordance with normal provisioning policies (refer to Impairment loss provision methodology). The customer’s financial position and prospects as well as the likely effect of the forbearance, including any concessions granted, are considered in order to establish whether an impairment provision is required.

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

The transfer of Wholesale loans subject to forbearance from impaired to performing status follows assessment by relationship managers and the Restructuring credit risk function. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off and the balance of the loan returned to performing status. This course of action is not dependent on a specified time period and follows the credit risk manager’s assessment that it is appropriate.

RBS Holdings N.V.                                                                                                                                                                                                51

Financial review Capital and risk management

Credit risk: management basis continued

Country risk

Risk measurement*

In this section, country exposure includes wholesale net on-balance sheet exposure (drawn amounts under lending facilities, net of provisions, mark-to-market derivatives positions and issuer-risk debt securities positions in the banking book and trading book) together with off-balance sheet exposure (contingent obligations and undrawn commitments).

Basis of preparation*

The tables in this section show the Group’s exposure at 31 December 2015 and 2014. Exposures are reported by country of operation of the obligor, except exposures to governments and individuals, which are shown by country of residence.

The country of operation is the counterparty’s country of main operations, taking account of branches and subsidiaries.

Countries shown are those which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 December 2015, and in which the Group’s net balance sheet exposure to counterparties operating (or individuals residing) in them exceeded €0.5 billion. Selected eurozone countries are also included.

The exposures are stated before taking into account risk mitigants such as guarantees, insurance or collateral (with the exception of reverse repos) which may have been put in place to reduce or eliminate exposure to country risk events. The tables separately show CDS positions, as the Group may be either a net buyer or a net seller of protection.

Overview

The comments below relate to changes in country exposures in 2015 unless indicated otherwise*.

•          Net balance sheet and off-balance sheet exposures to nearly all countries were further wound down. The euro depreciated against sterling by 5.7% while the US dollar appreciated by 5.3%, impacting exposures.

•          Total eurozone (excluding the Netherlands) - net balance sheet exposure decreased by €2.3 billion or 90%, to less than €0.3 billion. The depreciation of the euro played a significant role in the reduction.

•          Eurozone periphery - Ireland is no longer considered part of this group because of its improved economic conditions. The remaining exposure to the eurozone periphery was less than €0.2 billion.

•          Italy - exposure fell by €0.9 billion to €0.1 billion. This was the result of the maturity of a few large derivatives transactions with banks.

•          India - net balance sheet exposure increased by €0.3 billion to €1.9 billion, reflecting higher AFS government bonds exposure. The remaining exposure is largely debt securities and corporate lending.

•          China - net balance sheet exposure decreased by €0.6 billion to €0.9 billion, with reductions mostly in corporate lending, driven by RBS Group’s strategy. The remaining portfolio is focused on the largest banks.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                52

Financial review Capital and risk management

Credit risk: management basis continued

Summary of country exposures
												CDS
	Net balance sheet exposure				Analysis of net balance sheet exposures					Off-		notional
		Banks			Net	Debt securities		Net		balance	Total	less	Gross
	Sovereign	& other FI	Corporate	Total	lending	AFS/LAR	HFT	Derivatives	SFT	sheet	exposure	fair value	derivatives
2015	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

Eurozone periphery
Italy	—	114	—	114	95	19	—	—	—	—	114	(193)	—
Cyprus	—	—	39	39	39	—	—	—	—	—	39	—	—
Portugal	—	5	1	6	—	—	—	7	—	—	7	—	7
Spain	—	—	3	3	3	—	—	—	—	—	3	—	—
Greece	—	—	1	1	1	—	—	—	—	—	1	—	—

Eurozone other
Belgium	—	54	—	54	54	—	—	—	—	10	64	—	—
Ireland	—	—	33	33	33	—	—	—	—	—	33	—	—
Germany	—	4	3	7	3	—	—	4	—	1	8	—	4
France	—	3	—	3	—	—	—	3	—	—	3	—	4
Luxembourg	—	—	—	—	—	—	—	—	—	—	—	—	4

Total eurozone	—	180	80	260	228	19	—	14	—	11	272	(193)	19

Asia
India	1,138	194	568	1,900	835	903	151	12	—	381	2,282	—	27
China	347	560	31	938	756	178	—	4	—	10	948	—	—

2014

Eurozone periphery
Italy	135	869	1	1,005	138	161	—	706	—	—	1,005	(196)	707
Cyprus	—	—	42	42	42	—	—	—	—	—	42	—	—
Portugal	—	42	4	46	—	—	—	46	—	—	46	—	64
Spain	53	1	4	58	5	53	—	—	—	3	61	(4)	—

Eurozone other

Belgium	324	155	9	488	17	333	—	138	—	4	492	(1)	140
Ireland	—	—	54	54	54	—	—	—	—	12	66	—	—
Germany	141	33	53	227	50	165	—	12	—	105	332	(14)	6
France	254	4	13	271	1	267	—	3	—	148	419	(28)	6
Luxembourg	—	3	—	3	3	—	—	—	—	—	3	(1)	4
Other	217	113	—	330	—	330	—	—	—	—	330	(2)	—

Total eurozone	1,124	1,220	180	2,524	310	1,309	—	905	—	272	2,796	(246)	927

Asia
India	784	185	646	1,615	912	533	143	27	—	460	2,075	—	62
China	428	587	543	1,558	1,169	312	—	76	1	292	1,850	—	1

Notes:

(1)    Net balance sheet exposure - Comprises net lending, debt securities, derivatives (net) and SFT (net) exposures, as defined below.

(2)    Net lending - Comprises loans and advances net of provisions and includes cash balances.

(3)    Debt securities - includes held-for-trading (HFT), designated as fair value through profit or loss (DFV), available for-for-sale (AFS) and loans and receivables (LAR). HFT debt securities, aggregated with DFV securities, are presented as long positions net of short positions.

(4)    Derivatives (net) - Comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements in line with regulatory capital models, but before the effect of collateral.

(5)    Securities financing transactions (SFT) (net) - Comprise the mtm value of the cash and securities that are due to the Group at a future date after the effect of collateral intrinsic to the transaction and legally enforceable netting agreements. Counterparty netting is applied in line with regulatory capital approach. Additional collateral called to offset mtm positions (variation margin) is not included.

(6)    Off-balance sheet - Comprises letters of credit, guarantees, other contingent obligations and legally committed undrawn facilities.

(7)    Total exposure - Comprises net balance sheet exposure and off-balance sheet exposure, as defined above.

(8)    Credit default swaps (CDSs) - Under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. ‘Fair value’ (or ‘mtm value’) represents the balance sheet carrying value of the resulting exposure. The mtm value of CDSs is included in derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par value of the credit protection bought or sold and is included against the reference entity of the CDS contract. The column ‘CDS notional less fair value’ represents the net effect on exposure should the CDS contracts be triggered by a credit event, assuming a zero recovery rate on the reference exposure. This net effect would be the increase in exposure arising from sold positions netted against the decrease arising from bought positions. For a sold position, the change in exposure equals the notional less the fair value amount; this represents the amount the Group would owe to its CDS counterparties if the reference entity defaulted. Positive recovery rates would tend to reduce the gross components (increases and decreases) of those numbers.

(9)    Other eurozone - Austria, Estonia, Finland, Latvia, Malta, Slovakia and Slovenia. The Netherlands, though a eurozone country, has been excluded in these country risk tables as the Group is based in the Netherlands.

RBS Holdings N.V.                                                                                                                                                                                                53

Financial review Capital and risk management

Credit risk: balance sheet analysis

Sector and geographic concentration

The analysis in this section is provided to support the discussion on credit risk on pages 38 to 53. All disclosures in this section are audited.

The following table provides an analysis of the concentration of financial assets by sector.

	Loans and
	advances	Securities	Derivatives	Other (1)	Total
2015	€m	€m	€m	€m	€m
Central and local government	52	1,249	28	—	1,329
Financial institutions (2)	8,313	696	1,880	614	11,503
Personal	7	—	—	—	7
Corporate	976	215	313	—	1,504
Total gross of provisions	9,348	2,160	2,221	614	14,343
Provisions	(86)	(21)	—	—	(107)
Total	9,262	2,139	2,221	614	14,236

2014
Central and local government	59	2,093	32	—	2,184
Financial institutions (2)	9,227	1,092	4,033	1,174	15,526
Personal	9	—	—	—	9
Corporate	2,177	77	367	1	2,622
Total gross of provisions	11,472	3,262	4,432	1,175	20,341
Provisions	(114)	(19)	—	—	(133)
Total	11,358	3,243	4,432	1,175	20,208

Notes:

(1)    Includes settlement balances of €71 million (2014 - €40 million).

(2)    Includes reverse repurchase agreements of €3.4 billion (2014 - €1.1 billion).

RBS Holdings N.V.                                                                                                                                                                                                54

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Loans and advances to banks and customers by geographical region
The table below analyses loans and advances net of provisions by geographical region (location of office).
	2015	2014
	€m	€m
Loans and advances to banks
Netherlands	4,669	4,048
US	316	—
Rest of world	1,946	3,648
	6,931	7,696
Loans and advances to customers
Netherlands	686	645
Rest of world	1,507	2,894
	2,193	3,539
Balances with ultimate holding company
Netherlands	138	123
Total	9,262	11,358

Refer to Credit risk - Country risk for additional disclosures on lending and other exposures by country.

RBS Holdings N.V.                                                                                                                                                                                                55

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Asset quality

The asset quality analysis is based on RBS Group’s internal asset quality (AQ) ratings which have ranges for the probability of default. Customers are assigned credit grades that reflect the key drivers of default for the customer type. All credit grades map to both an AQ scale, used for external financial reporting, and a master grading scale, for wholesale exposures used for internal management reporting. Debt securities are analysed by external ratings and are therefore excluded.

The table below details the relationship between internal AQ bands and external ratings published by Standard & Poor’s (S&P). It is for illustrative purposes only, applying mainly to wholesale portfolios and does not indicate that exposures reported against S&P ratings either have been or would be assigned those ratings if assessed by S&P.

Internal AQ band	Probability of default range	Indicative S&P rating
Investment grades: AQ1 – AQ4	0% - 0.381%	AAA to BBB-
Non-investment grades: AQ5 – AQ10	0.0381% - 100%	BB+ to D

2015 compared with 2014

•          €9.3 billion (2014 - €11.4 billion) of loans and advances comprised €6.4 billion (2014 - €6.6 billion) of balances with fellow subsidiaries and €2.9 billion (2014 - €4.8 billion) third party loans. Of the third party loans, €2.2 billion (2014 - €3.6 billion) were investment grade.

•          Derivatives of €2.2 billion (2014 - €4.4 billion) included €1.3 billion (2014 - €2.2 billion) with fellow subsidiaries and €0.8 billion (2014 - €1.9 billion) investment grade third party balances.

•          Contingent liabilities and commitments of €6.5 billion (2014 - €8.1 billion) were predominantly investment grade, with €0.6 billion of balances with fellow subsidiaries (2014 - €1.5 billion).

RBS Holdings N.V.                                                                                                                                                                                                56

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Debt securities
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor’s, Moody’s and Fitch.

	Central
	and local		Other financial				Of which
2015	government	Banks	institutions	Corporate	Total	Total	ABS (1)
	€m	€m	€m	€m	€m	%	€m
AAA	4	—	—	—	4	0.2	—
AA to AA+	—	—	249	—	249	12.9	—
A to AA-	178	—	148	—	326	17.0	149
BBB- to A-	1,053	—	—	119	1,172	60.9	—
Non-investment grade	14	—	—	—	14	0.7	—
Unrated	—	1	158	—	159	8.3	—
Total	1,249	1	555	119	1,924	100	149

2014
AAA	48	—	—	16	64	2.1	—
AA to AA+	462	—	92	—	554	18.6	—
A to AA-	700	164	154	—	1,018	34.1	154
BBB- to A-	811	—	—	133	944	31.7	—
Non-investment grade	72	15	146	—	233	7.8	—
Unrated	—	135	33	2	170	5.7	26
Total	2,093	314	425	151	2,983	100	180

Note:

(1) Asset-backed securities.

Refer to Credit risk - Country risk for additional disclosures by country.

RBS Holdings N.V.                                                                                                                                                                                                57

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Sector and geographical regional analyses

The following tables analyse gross loans and advances to customers and the related debt management measures and ratios by sector and geography (by location of office). Gross loans, risk elements in lending (REIL) and provisions exclude amounts relating to businesses held for disposal, consistent with the balance sheet presentation required by IFRS.

				REIL	Provisions	Provisions
	Gross			as a % of	as a %	as a % of	Impairment	Amounts
	loans	REIL	Provisions	gross loans	of REIL	gross loans	releases	written-off
2015	€m	€m	€m	%	%	%	€m	€m
Central and local government	52	—	—	—	—	—	—	—
Financial institutions	1,245	15	5	1.2	33	0.4	(8)	—
Personal	7	—	—	—	—	—	—	—
Corporate	975	118	79	12.1	67	8.1	(12)	19
Latent impairment	—	—	2	—	—	—	(7)	—
Total	2,279	133	86	5.8	65	3.8	(27)	19

Of which:
- Netherlands	723	84	37	11.6	44	5.1	(12)	—
- Overseas	1,556	49	49	3.1	100	3.1	(15)	19
Total	2,279	133	86	5.8	65	3.8	(27)	19

2014
Central and local government	59	—	—	—	—	—	—	—
Financial institutions	1,408	40	9	2.8	23	0.6	(4)	—
Personal	9	—	—	—	—	—	(22)	—
Corporate	2,177	163	100	7.5	61	4.6	(12)	30
Latent impairment	—	—	5	—	—	—	(10)	—
Total	3,653	203	114	5.6	56	3.1	(48)	30
of which:
- Netherlands	686	130	41	19.0	32	6.0	(44)	3
- Overseas	2,967	73	73	2.5	100	2.5	(4)	27
Total	3,653	203	114	5.6	56	3.1	(48)	30

RBS Holdings N.V.                                                                                                                                                                                                58

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Available-for-sale debt securities and reserves

The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves net of tax, relating to securities issued by governments and other entities by country.

	2015					2014
	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Netherlands	—	149	—	149	(47)	—	154	99	253	(47)
Spain	—	—	—	—	—	52	—	—	52	(2)
Germany	—	—	—	—	—	111	—	54	165	—
United States	—	—	—	—	—	—	—	19	19	—
France	—	—	—	—	—	254	—	13	267	(11)
Italy	—	—	—	—	—	135	—	—	135	(41)
Belgium	—	—	—	—	—	324	—	9	333	(17)
India	903	—	—	903	2	533	—	—	533	—
Austria	—	—	—	—	—	208	—	113	321	(2)
China	178	—	—	178	—	266	—	46	312	(2)
Other	17	—	367	384	31	64	—	195	259	55
Total	1,098	149	367	1,614	(14)	1,947	154	548	2,649	(67)

Key point

•          The increase in exposure to India of €370 million to €903 million reflects the reinvestment of the proceeds of the sale of the International Diamond and Jewellery Group on behalf of ABN AMRO Bank which was completed during the year.

RBS Holdings N.V.                                                                                                                                                                                                59

Financial review Capital and risk management

Market risk

Definition

Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market-implied volatilities, that may lead to a reduction in earnings, economic value or both.

The Group is exposed to traded market risk through its trading activities and to non-traded market risk as a result of its banking activities. In many respects, it manages its traded and non-traded market risk exposures separately, largely in line with the regulatory definitions of the trading and non-trading books.

Sources of risk

The Group is exposed to traded market risk through its trading activities and to non-traded market risk as a result of its banking activities. In many respects, it manages its traded and non-traded market risk exposures separately, as described in this section, largely in line with the regulatory definitions of the trading and non-trading books.

Traded market risk

The primary objective of the Group’s trading activities is to provide a range of financing, risk management and investment services to its customers - including major corporations and financial institutions around the world. From a market risk perspective, the trading activities are included within the following markets: currencies; emerging markets; rates; asset-backed products; and traded credit.

The Group undertakes transactions in financial instruments including debt securities, loans, deposits and equities, as well as securities financing and derivatives.

Some of these transactions involve trading or clearing financial instruments on an exchange, including interest rate swaps, futures and options. Holders of these instruments provide margin on a daily basis with cash or other security at the exchange.

Other products are not transacted on an exchange. Of these over-the-counter transactions, those with standard terms may be cleared through central counterparties, while those that are more complex are settled directly with the counterparty and may give rise to counterparty credit risk. For more information on the management of counterparty credit risk, refer to the Credit risk section on page 41.

Non-traded market risk

The majority of non-traded market risk exposure from assets and liabilities that are not classified as held for trading.

Non-traded market risk is largely managed in line with the following two key categories: non-traded interest rate risk and non-traded foreign exchange risk.

Interest rate risk

Non-traded interest rate risk (NTIRR) arises from the provision to customers of a range of banking products that have differing interest rate characteristics. When aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches in these characteristics can give rise to volatility in net interest income as interest rates vary.

Foreign exchange risk

Non-traded foreign exchange risk exposures for the Group arise from two main sources:

•          Structural foreign exchange risk –  arising from the capital deployed in foreign subsidiaries, branches and joint arrangements and related currency funding where it differs from the euro; and

•          Transactional foreign exchange risk – arising from customer transactions and profits and losses that are in a currency other than the functional currency of the transacting operation.

Risk governance*

RBS Group’s Market Risk function is responsible for identifying, measuring, monitoring and controlling the market risk arising from both trading and non-trading activities.

For general information on risk governance, refer to the Risk governance section on page 16.

More specific information on the governance, management and measurement of traded and non-traded market risk is provided in each of the dedicated sections below.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                60

Financial review Capital and risk management

Market risk continued

Risk appetite*

Market risk appetite is the level of market risk that the Group accepts when pursuing its business objectives, taking into account stressed scenarios. The Group has a comprehensive structure and controls in place aimed at ensuring that this appetite is not exceeded. The Group’s risk appetite is aligned with that of RBS Group.

RBS Group’s qualitative market risk appetite is set out in policy statements.

Its quantitative market risk appetite is expressed in terms of limits for the trading and non-trading activities that are consistent with business plans.

RBS Group’s Director of Market Risk cascades the limits further down the organisation as required. For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions.

The limit framework at RBS Group level comprises VaR, stressed value-at-risk (SVaR) and sensitivity and stress limits. The limit framework at trading unit level also comprises additional metrics that are specific to the market risk exposures within its scope. These additional metrics aim to control various risk dimensions such as product type, exposure size, aged inventory, currency and tenor.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                61

Financial review Capital and risk management

Market risk continued

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

For further information on risk appetite, refer to page 24.

Risk controls and assurance

For information on risk controls and assurance, refer to page 21.

Traded market risk

Risk assessment

Identification and assessment of traded market risk is achieved through gathering, analysing, monitoring and reporting market risk information by business line or at a consolidated level. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks.

This is complemented by the New Product Risk Assessment process, which requires market risk teams to assess and quantify the market risk associated with all proposed new products.

Risk monitoring

The Group’s traded market risk exposures are monitored against limits and analysed daily by market risk reporting and control functions. A daily report that summarises the Group’s market risk exposures against the limits is sent to the Group Head of Market Risk.

The market risk function also prepares daily risk reports that detail exposures against a more granular set of limits and triggers.

Finally, a market risk update is included in the monthly risk management report sent to the Group Risk and Control Committee (RCC).

Risk measurement

RBS Group uses a comprehensive set of methodologies and techniques to measure traded market risk.

The main measurement methods are VaR and SVaR. Risks that are not adequately captured by these model methodologies are captured by the risks not in VaR (RNIV) framework to ensure that RBS Group is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses in excess of VaR and SVaR.

The key inputs into these measurement methods are market data and sensitivities. Sensitivities refer to the changes in deal or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework.

These methods have been designed to capture correlation effects and allow RBS Group to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type.

RBS Holdings N.V.                                                                                                                                                                                                62

Financial review Capital and risk management

Market risk continued

Value-at-risk*

VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

For internal risk management purposes, VaR assumes a time horizon of one trading day and a confidence level of 99%. RBS Group’s VaR model is based on a historical simulation, utilising market data from the previous 500 days on an equally weighted basis.

At the Group level, a different VaR model is employed. It remains based on a historical simulation model and assumes a time horizon of one trading day and a confidence level of 99%. However, it uses 401 observations of historical market data exponentially weighted with a weighted average history of six months.

The internal VaR model captures the potential impact on the income statement of the following risk factors:

•          Interest rate risk - which arises from the impact of changes in interest rates and volatilities on cash instruments and derivatives. This includes interest rate tenor basis risk and cross-currency basis risk.

•          Credit spread risk - which arises from the impact of changes in the credit spreads of sovereign bonds, corporate bonds, securitised  products and credit derivatives.

•          Currency risk - which arises from the impact of changes in currency rates and volatilities.

•          Equity risk - which arises from the impact of changes in equity prices, volatilities and dividend yields.

•          Commodity risk - which arises from the impact of changes in commodity prices and volatilities.

The following types of risk - which are components of the above-mentioned factors - are also considered:

•          Basis risk - which is the risk that imperfect correlation between two instruments in a hedging strategy creates the potential for excess gains or losses, thus adding risk to the position;

•          Prepayment risk - which is the risk associated with early unscheduled return of principal on a fixed rate security; and

•          Inflation risk - which is the risk of a decrease in the value of instruments as a result of changes in inflation rates and associated volatilities.

1–day 99% traded internal VaR
The table below analyses the internal VaR for the Group’s trading portfolios segregated by type of market risk exposure.

	2015				2014
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	€m	€m	€m	€m	€m	€m	€m	€m
Interest rate	2.0	1.9	2.7	1.3	2.1	1.8	4.8	1.1
Credit spread	1.8	1.5	2.0	1.5	2.1	1.8	4.0	0.1
Currency	1.6	1.4	4.4	1.1	1.4	1.5	3.0	0.6
Equity	-	-	0.2	-	0.5	0.2	1.3	0.1
Commodity	-	-	-	-	0.4	0.7	1.0	0.1
Diversification (1)		(1.9)				(3.3)
Total	3.3	2.9	4.5	2.5	3.2	2.7	5.7	2.0

Note:

(1) The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key point

•          Average total VaR utilisation remained at similar low levels to 2014.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                63

Financial review Capital and risk management

Market risk continued

VaR limitations*

Historical VaR and the Group’s implementation of this risk measurement methodology have a number of known limitations, as summarised below, and the Group’s VaR should be interpreted in light of these. The approach taken is to supplement VaR with other risk metrics that address these limitations to ensure appropriate coverage of all material market risks.

Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a forecast of portfolio losses based on events that occurred in the past. The Group model uses the previous 401 days of data; this period represents a balance between model responsiveness to recent shocks and risk factor data coverage.

The use of a 99% confidence level VaR statistic does not provide information about losses beyond this level, usually referred to as ‘tail’ risks. These risks are more appropriately assessed using measures such as Stressed VaR and stress testing.

The use of a one-day time horizon does not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day. This may not fully reflect market risk at times of severe illiquidity in the market when a one-day period may be insufficient to liquidate or hedge positions fully. Thus, the regulatory VaR that is used for modelled market risk capital uses a ten-day time horizon.

Finally, volatile market conditions, such as those experienced in 2015, can lead to new risk factors emerging. This issue is addressed by using a combination of proxy risk factors and the RNIV framework to supplement the VaR model.

VaR validation*

Within RBS Group, quantitative analysis is used to:

•          Perform internal back-testing to complement the regulatory back-testing; and

•          Identify risks not adequately captured in VaR, and ensure that such risks are addressed via the RNIV framework (refer to page 66.

In addition, as part of ongoing risk management, any market or portfolio weaknesses that could become significant are identified.

The VaR model is also subject to independent reviews carried out by Model Risk Management (refer to page 21).

As well as being an important market risk measurement and control tool, the VaR model is also used to determine a significant component of the market risk capital requirement. Therefore, it is subject to not only ongoing internal review and validation but also regulator-prescribed back-testing.

VaR back-testing*

The main approach employed to assess the ongoing performance of the VaR model is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical (Hypo) P&L.

The Actual P&L for a particular business day is the firm’s actual P&L for that day in respect of the trading activities within the scope of the firm’s regulatory VaR model, including any intraday activities, adjusted by stripping out fees and commissions, brokerage, and additions to and releases from reserves that are not directly related to market risk.

The Hypo P&L reflects the firm’s Actual P&L excluding any intra-day activities.

A portfolio is said to produce a back-testing exception when the Actual or Hypo P&L exceeds the VaR level on a given day. Such an event may be caused by a large market movement or may highlight issues such as missing risk factors or inappropriate time series. Any such issues identified are analysed and addressed through taking appropriate remediation or development action. The Group monitors both Actual and Hypo back-testing exceptions.

Back-testing at the legal entity level is performed and reported on 1-day 99% regulatory VaR. Back-testing at lower-level portfolios is performed on 1-day 99% internal VaR.

The VaR model is categorised as green, amber or red. A green model is consistent with a good working model and is achieved for models that have four or fewer back-testing exceptions over a period of 250 business days. For the Group’s trading book, a green model status was maintained throughout 2015.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                64

Financial review Capital and risk management

Market risk continued

SVaR*

As with VaR, the SVaR technique produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

The risk system simulates 99% VaR on the current portfolio for each 250-day period from 1 January 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 401-day historical data set. For the purposes of both internal risk management and regulatory SVaR calculation, a time horizon of ten trading days is assumed with a confidence level of 99%.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                65

Financial review Capital and risk management

Market risk continued

Risks not in VaR (RNIV)*

The RNIV approach is used for market risks that are insufficiently captured by the VaR and SVaR model methodologies, for example due to a lack of suitable historical data. The RNIV framework has been developed to quantify these market risks and to ensure that the Group holds adequate capital.

The need for an RNIV calculation is typically identified in one of the following two circumstances: (i) as part of the New Product Risk Assessment process, when a risk manager assesses that the associated risk is not adequately captured by the VaR model; or (ii) as a result of a recommendation made by Model Risk Management or the model validation team when reviewing the VaR model.

The RNIV calculations provide a capital estimate of risks not captured in the VaR model and are regularly reported and discussed with senior management and the regulator. The methodology used in the material RNIV calculations is internally reviewed by Model Risk. Where appropriate, risk managers set sensitivity limits to control specific risk factors giving rise to the RNIV. RNIV calculations form an integral part of the Group’s ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR.

The Group adopts two approaches for the quantification of RNIVs:

•          A VaR/SVaR approach. Under this approach, two values are calculated: (i) the VaR RNIV; and (ii) the SVaR RNIV.

•          A stress-scenario approach. Under this approach, an assessment of ten-day extreme, but plausible, market moves is used in combination with position sensitivities to give a stress-type loss number - the stress-based RNIV value.

For each legal entity covered by RBS Group’s PRA VaR approval, RNIV amounts are aggregated to obtain the following three measures: (i) Total VaR RNIV; (ii) Total SVaR RNIV; and (iii) Total stress-based RNIV. In each of these categories, potential diversification benefits between RNIVs are ignored.

Stress testing*

The Group undertakes daily market risk stress testing to identify vulnerabilities and potential losses in excess of or not captured in VaR. The calculated stresses measure the impact of changes in risk factors on the fair values of the Group’s trading and available-for-sale portfolios.

The Group conducts scenario-based sensitivity analysis and historical, macroeconomic and vulnerability-based stress testing.

Scenario-based sensitivity analysis measures the sensitivity of the current portfolio to defined movements in market risk factors. These risk factor movements and the resulting valuation changes are typically smaller than those considered in other stress tests.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                66

Financial review Capital and risk management

Market risk continued

Historical stress testing is a measure that is used for internal management. Using the historical simulation framework used for VaR, the current portfolio is stressed using historical data since 1 January 2005. The methodology simulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses.

Historical stress tests form part of the Group market risk limit framework and stress test exposures are discussed with senior management and relevant information is reported to the Group Risk and Control Committee (RCC), the RBS Group Board and the Group Managing Board. Breaches in the Group’s market risk stress testing limits are monitored and reported.

RBS Group carries out macroeconomic stress tests periodically as part of the firm-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the front office. Market risk stress results are combined with those for other risks into the capital plan that is presented to the RBS Group Board. The cross-risk capital planning process is conducted twice a year, in April/May and October/November, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by the firm.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses the key vulnerabilities of the portfolio in terms of plausible, so-called vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. However, relevant scenarios are reported to senior management.

Market risk regulatory capital*

Regulatory treatment

The market risks subject to capital requirements under Pillar 1 are primarily interest rate, credit spread and equity risks in the trading book and foreign exchange and commodity risks in both the trading and non-trading books. Interest rate and equity risks are split between general and specific risks. General risks represent market risks due to a move in a market as a whole, such as a main index or yield curve, while specific risks represent market risks arising from events particular to an underlying issuer.

RBS Group uses two broad methodologies to calculate its market risk capital charge: (i) the non-modelled approach, whereby regulator-prescribed rules are applied, and (ii) the internal model approach, where, subject to regulatory approval, a model such as VaR is used to calculate the capital charge.

The Group’s VaR model has been approved by the DNB to calculate regulatory capital for the trading book via a scaling approach of 10 days. Its SVaR model has also been approved by the DNB for use in the capital requirement calculation.

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                67

Financial review Capital and risk management

Market risk continued

The regulatory VaR and SVaR differ from internal VaR and SVaR as they cover only regulator-approved products, locations and legal entities. VaR and SVaR capture general and specific risks but not risks arising from the impact of defaults and rating changes associated with traded credit products and their derivatives.

The Incremental Risk Charge (IRC) model captures risks arising from defaults and rating changes for the more liquid traded credit instruments and their derivatives held in the trading book. It is calculated over a one-year horizon to a 99.9% confidence level, and therefore represents a 1-in-1,000 loss over the following year.

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

Model validation*

RBS Group uses a variety of models to manage and measure market risk. These include pricing models (used for valuation of positions) and risk models (for risk measurement and capital calculation purposes). They are developed in both RBS Group-level and lower-level functions and are subject to independent review and sign-off.

For general information on the independent model validation carried out by Model Risk Management (MRM), which applies also to market risk models (including VaR), refer to page 21. Additional details relating to pricing and market risk models are presented below.

Pricing models

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

*unaudited

RBS Holdings N.V.                                                                                                                                                                                                68

Financial review Capital and risk management

Market risk continued

The review process comprises the following steps:

•          The committees prioritise models for review by MRM, considering the materiality of the risk booked against the model and an assessment of the degree of model risk, that is the valuation uncertainty arising from the choice of modelling assumptions.

•          MRM quantifies the model risk by comparing front office model outputs with those of alternative models independently developed by MRM.

•          The sensitivities derived from the pricing models are validated.

•          The conclusions of the review are used by MRM to inform risk limits and by Finance to inform model reserves.

Risk models

All model changes are approved through model governance committees at franchise level. Changes to existing models that have an impact on VaR exceeding 5% at legal entity level or 15% at a major business level are also subject to MRM review and sign-off as are all model changes that require regulator approval before implementation.

MRM’s independent oversight provides additional assurance that RBS Group holds appropriate capital for the market risk to which it is exposed.

In addition to MRM’s independent oversight, the model testing team monitors the model performance for market risk through back-testing, which is discussed in more detail on page 66, and other processes.

RBS Holdings N.V.                                                                                                                                                                                                69

Financial review Capital and risk management

Market risk continued

Non-traded market risk

Risk governance

The Group manages non-traded market risk separately for non-traded interest rate risk and non-traded foreign exchange risk.

The Executive Risk Forum (ERF) approves the non-traded market risk framework. The non-traded market risk policy statement sets out the governance and risk management framework through effective identification, measurement, reporting, mitigation, monitoring and control.

The key models used for managing non-traded market risk benefit from the validation process described on page 68.

Interest rate risk

The Group policy is to manage interest rate sensitivity in banking book portfolios within defined risk limits. Interest rate risk is transferred from the businesses to Group Treasury. Aggregate positions are then hedged externally using cash and derivative instruments, primarily interest rate swaps, to manage exposures within the Group Asset and Liability Management Committee approved limits. The Group is required to manage non-traded interest rate risk (NTIRR) through transactions with RBS plc to the greatest extent possible.

Residual risk positions are routinely reported to ALCo, the Managing and Supervisory Boards and the RCC.

Key measures used to evaluate NTIRR are subjected to approval granted by the ALCo. Limits on NTIRR are set according to the Non-Trading Interest Rate and Foreign Currency Risk Policy Statement and are subject to Group ALCo approval.

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

NTIRR one-day VaR at 99% confidence level for the Group's retail and commercial banking activities was as follows. The figures exclude the banking books of Short Term Markets and Finance (STMF), which are managed by the traded market risk function.

	Average	Period end	Maximum	Minimum
	€m	€m	€m	€m
2015	3.1	1.7	6.0	1.7
2014	8.6	6.3	9.9	5.4

Key point

•          The Group's exposure to interest rate risk fell from end-2014 to end-2015 as a result of shorter maturity assumptions for some capital securities.

RBS Holdings N.V.                                                                                                                                                                                                70

Financial review Capital and risk management

Market risk continued

Structural foreign currency exposures

The Group does not maintain material non-trading open currency positions, other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below sets out the Group’s structural foreign currency exposures.

	Net		Structural
	investments	Net	foreign
	in foreign	investment	currency
	operations (1)	hedges	exposures
2015	€m	€m	€m
US dollar	1,040	(165)	875
Pound sterling	392	(228)	164
Saudi Arabian riyal	1,154	(1,154)	—
Other non-euro	935	(789)	146
	3,521	(2,336)	1,185

2014
US dollar	1,047	(687)	360
Pound sterling	277	(215)	62
Saudi Arabian riyal	946	(935)	11
Other non-euro	1,079	(835)	244
	3,349	(2,672)	677

Note:

(1)    Includes non-controlling interests.

Key points

•          The Group's structural foreign currency exposure at 31 December 2015 was €1.2 billion, an increase of €0.5 billion from 31 December 2014.

•          Net investments in foreign operations increased by €0.2 billion. Hedging decreased by €0.3 billion driven by a reduction in US dollar hedging.

•          Changes in foreign currency exchange rates will affect equity in proportion to structural foreign currency exposure. A 10% movement in foreign currencies against the euro would result in a gain of €132 million (2014 - €75 million), while a 10% weakening would result in a loss of €108 million (2014 - €62 million) in equity.

RBS Holdings N.V.                                                                                                                                                                                                71

Corporate governance

RBS Holdings N.V.                                                                                                                                                                                                72

Corporate governance

Introduction

The Group maintains high standards of corporate governance and its operations are guided by its code of conduct.

In order to achieve good corporate governance the Group organises the business in a way that promotes first-class stewardship by the Managing Board and effective supervision by the Supervisory Board. Integrity, transparency and accountability are key elements of the Group’s corporate governance and they are embedded in the Group’s business as a whole. These key elements ensure that the controls and oversight necessary for effective risk management, compliance with regulations, and accurate and complete disclosure of information to the market are effective.

The Supervisory Board of the Group has prepared its annual report which is included on pages 74 and 75 of this report. The report provides an overview of its activities during 2015.

Corporate governance in the Netherlands

Dutch Corporate Governance Code

As a result of its delisting in 2008, RBS Holdings is no longer required to adhere to the Dutch Corporate Governance Code. The Group ensures proper corporate governance by focusing on the Dutch Banking Code (Code Banken) which contains specific corporate governance rules for banks. However the Group adheres where possible with the Dutch Corporate Governance Code.

The Dutch Banking Code (Code Banken)

The Code Banken came into force on 1 January 2010 and was updated on 1 January 2015. It requires banks to either comply with the Code Banken or explain any deviation from it. The Code Banken is applicable to RBS N.V. as it has a banking licence issued under the Dutch Financial Supervision Act. A further explanation on compliance with the updated Code Banken, is provided on page 83 of this report.

Capital Requirements Directive IV (CRD IV)

On 1 January 2014, CRD IV came into force in the European Union. The Directive contains several Corporate Governance related requirements, which were implemented in Dutch law on 1 August 2014. It forces banks to set up separate Audit, Nomination and Remuneration Committee for its Supervisory Board. The has implemented this requirement by allocating specific responsibilities on the three mentioned areas to the entire Supervisory Board.

European Banking Authority (EBA) guidelines on internal governance

The EBA has issued guidelines relating to internal governance arrangements of credit institutions. These take into account weaknesses identified in the financial crisis and build upon the Committee of European Banking Supervisors (CEBS) Guidelines.

The EBA guidelines are implemented by the local competent authorities, which is the Dutch Central Bank. The Group adheres to the implemented guidelines.

DNB Principles on Sound Remuneration

The principles of sound compensation policies were implemented by the publication of the Regulation by the Dutch Central Bank on Sound Compensation Policies for Financial Institutions, which came into effect on 1 January 2011 and was updated in 2014. The Group adheres fully to these principles.

On 7 February 2015, the Wet beloningsbeleid financiële ondernemingen (‘Wbfo’) entered into force. With this new legislation, the Dutch government has introduced a broad set of rules to ensure that financial services companies carry out a sound remuneration policy and avoid payment of excessive variable remuneration. Headline measure is the 20% bonus cap. The Group adheres fully to these principles.

Further details of the remuneration policy can be found in the RBS Group’s 2015 Annual Form 20-F, available at www.rbs.com.

Corporate governance in the United States

As an SEC registered company, the Group is subject to US securities laws, including the Sarbanes-Oxley Act, as well as certain corporate governance rules in connection with the Group’s listing of NYSE Alternext debt.

To meet the requirements of the Sarbanes-Oxley Act, the Group established a Disclosure Committee that formalised the roles, tasks and disciplines that were already in place for ensuring the accuracy and completeness of information disclosed to the market.

The Group’s report on internal control over financial reporting under Section 404 of the US Sarbanes-Oxley is included on page 86 of this report.

Approval of Annual Report

The Managing Board approved the Annual Report at its meeting on 28 April 2016. The Supervisory Board approved the Annual Report at its meeting on 28 April 2016. The Group has proposed to its Shareholders that it adopts the 2015 financial statements, as included in this Annual Report, and discharge the Managing Board and Supervisory Board in respect of their management and supervision respectively.

RBS Holdings N.V.                                                                                                                                                                                                73

Corporate governance

Boards and Committees

RBS Holdings and RBS N.V. are public limited liability companies incorporated under the laws of the Netherlands. Both companies have a two-tier system of corporate governance; consisting of a Supervisory Board and a Managing Board. The day to day management of the companies is vested with the Managing Board supervised by the Supervisory Board. The members of the Managing Board and Supervisory Board of RBS Holdings and RBS N.V. are the same.

From October 2015, business ownership has been allocated to Capital Resolution. As a result, the activities of the Group are reported under Capital Resolution from a RBS Group perspective.

The report of the Supervisory Board

Dear Reader,

It is with great pleasure that I present the 2015 report of the Supervisory Board. This report provides an overview of the tasks and the activities of the Board during 2015.

Work continues to further de risk the Group.

The Supervisory Board had oversight of the execution of this strategy, working together with the Managing Board through meetings and conference calls. The Supervisory Board challenged the Managing Board on client focus, the timing and speed at which the further derisking is taking place and the potential impact on the bank’s international network. The corporate strategy was regularly discussed at the Supervisory Board meetings in 2015.

Succession planning for the Managing Board and senior management was another important subject addressed by the Supervisory Board through the execution of the integration activities. This has been evidenced by the appointment of Mr Idzard van Eeghen as Chairman of the Managing Board (in addition to his role as Chief Risk Officer), as a replacement for Mr Jan de Ruiter, who stepped down on the 31 July 2015.

The tasks of the Supervisory Board

The main task of the Supervisory Board is to supervise the Managing Board, as well as the general affairs of RBS Holdings and the entities connected to it. Furthermore, it assists and advises management and supervises the corporate governance structure of RBS Holdings.

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

Members of the Supervisory Board

The Supervisory Board is an independent corporate body. Members of the Supervisory Board are appointed at the General Meeting of Shareholders. For each vacant seat the Supervisory Board nominates one or more candidates. Under the Dutch Corporate Governance Code, which is mandatory for listed companies and which the RBSH Group adheres to where possible, all members of the Supervisory Board must be independent with the exception of not more than one person. RBSH Group is not compliant with that standard. RBSH Group has three Supervisory Board members who cannot be considered as independent within the scope of the Dutch Corporate Governance Code. Therefore an independent member, Mr Maarten Klessens, was appointed to the Supervisory Board on 2 September 2015.

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

Candidates recommended for appointment or re-appointment to the Supervisory Board must meet the criteria of the membership profile, which are set out in the Rules Governing the Supervisory Board’s Principles and Best Practices of RBS Holdings, which are also applicable to the Supervisory Board of RBS N.V..

RBS Holdings N.V.                                                                                                                                                                                                74

Corporate governance

Newly appointed Supervisory Board members undertake an induction programme. New Supervisory Board members receive relevant documentation necessary for their role in RBSH Group and undertake a series of meetings with management of RBSH Group to gain insight and understanding of RBSH Group and its enterprises. The programme is tailor-made and is adjusted to the specific needs of each new Supervisory Board member.

In case of a (potential) conflict of interest of material significance between a member of the Supervisory Board and RBS Holdings, the Chairman of the Supervisory Board shall be notified. If the Chairman of the Supervisory Board has a (potential) conflict of interest of material significance, the Vice-Chairman is notified. The Supervisory Board member concerned will not take part in the assessment by the Supervisory Board where a conflict of interest exists. During 2015, no conflicts of interest have arisen.

Details of the remuneration of the Supervisory Board can be found on page 146.

Activities of the Supervisory Board

Risk and audit topics are discussed on a regular basis and a report with deliberations and findings is prepared for each regular meeting. In addition, specific nomination and remuneration topics are discussed on a regular basis. The members of the Supervisory Board collectively have sufficient accounting and financial management expertise to understand the Group’s business, financial statements and risk profile.

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

The Supervisory Board met on five occasions during 2015, either in person or by telephone conference. Only on a few occasions the members were also asked to give their approval on a few matters via email procedure.

The assessment of the functioning of the Managing Board members and Supervisory Board members took place in the fourth quarter of 2015/beginning of 2016.

The Chairman of the Supervisory Board and the Company Secretary prepared the agenda for the meetings of the Supervisory Board in close co-operation with the Chairman of the Managing Board.

The Supervisory Board reviewed and adopted the full year 2014 results at its meeting on 24 April 2015 and reviewed and adopted the half-year financial report 2015 on 27 August 2015. The Board reviewed regulatory, control and audit issues, including Sarbanes-Oxley Act 404 compliance in these meetings.

Throughout 2015, the Supervisory Board received regular updates on the further de-risking of the RBSH Group. The financial performance of the Group was extensively discussed during a number of Supervisory Board meetings, which were attended by members of the Managing Board who presented the results. Also, relevant members discussed the findings of the internal and external auditors.

Comprehensive information provided by the Managing Board and reviewed by the Supervisory Board gave a clear picture of the Group’s risks, results, capital and liquidity position.

The strategy of the Group was determined in conjunction with the strategy of RBS Group and was adopted by the Supervisory Board during its meeting on 9 April 2010 and further updated in their meeting of 8 April 2011. Regular updates were provided during 2015.

The Shareholder reappointed Deloitte Accountants B.V. as the external auditors of RBS Holdings for the statutory reporting of the 2015 financial year. Deloitte LLP was appointed as the auditor for the 2015 20-F filing. On April 28, 2016, the Supervisory Board of the Group approved the nomination of Ernst & Young Accountants LLP, the Netherlands as the external auditors of RBS Holdings for the statutory reporting of the 2016 financial year and Ernst & Young LLP, United Kingdom as the independent registered public accounting firm (“external auditor”) for the Company and its subsidiaries for the year ending December 31, 2016 and in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2016. Subsequently, the shareholders approved the appointments on the same date.

All members of the Supervisory Board have complied with the requirement to attend meetings on a frequent basis.

RBS Holdings N.V.                                                                                                                                                                                                75

Corporate governance

Composition of the Supervisory Board

The members of the Supervisory Board as at 28 April 2016 are as follows:

		Date of first appointment	Date for re-election
Ewen Stevenson (Chairman)	(50, British/New Zealand, male)	11 August 2014	11 August 2018
Christopher Campbell (Vice-Chairman)	(57, British, male)	23 June 2011	23 June 2019
John Cummins Maarten Klessens	(54, British, male) (57 Dutch, male)	1 October 2013 2 September 2015	1 October 2017 2 September 2019

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

RBS Holdings N.V.                                                                                                                                                                                                76

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

Prior to joining RBS Group, Mr Campbell was a partner for 18 years in Scotland’s largest law firm, Dundas & Wilson, and was Managing Partner from 1996 until he joined RBS Group.

John Cummins

In 2007, Mr Cummins joined RBS Group as Group Treasurer. He is responsible for the management of the RBS Group’s capital, liquidity, and structural FX & interest rate risk and his role also includes responsibility for funding the RBS Group balance sheet, and the management of the RBS Group’s capital and resources policies.

Prior to this Mr Cummins managed the Treasury function for Standard Life Assurance Group and acted as interim Finance Director whilst at Standard Life Bank.

From 2013 - Mr Cummins was appointed a Trustee for the Sabin Foundation Europe, a UK-registered charity founded in 2011 to support vaccine research and development, advocacy efforts and treatment programs for vaccine - preventable and neglected tropical disease.

Between 2006 - 2012 Mr Cummins was appointed Director of the International Finance Facility for Immunisation (IFFIm), a AAA rated development institution. The IFFIm Board is responsible for the management of the International Finance Facility for Immunisation Company, registered as a UK Charity. IFFIm has raised over $4 billion for vaccines in the developing world.

Mr Cummins holds an MA in Modern History from Oxford University and an MBA from Bradford University. He completed the Corporate Finance Course at London Business School and attended the Risk Management in Banking programme at INSEAD.

Maarten Klessens
Mr Klessens was appointed as a member of the Supervisory Board on 2 September 2015. Mr. Klessens started his career in finance with ABN in 1986, in structured aircraft finance. In 1997 he was appointed corporate Executive Vice President for ABN AMRO and had subsequent responsibilities in wholesale product teams, client management and Group Risk. For 12 years he was a voting member of ABN AMRO's Group Risk Committee. From 2011 he was acting head of Global Country Risk for RBS Group and was responsible for country appetite setting and exposure management with special attention for the financial stress in the Eurozone periphery. He was senior advisor Benelux for StormHarbour Securities LLP, London in 2014- 2015.

Mr. Klessens is chairing the board in The Netherlands of 'Future Hope' a NGO in Calcutta and has been member and chairman of foundation 'Multiple Sclerosis Research' Netherlands.
Mr. Klessens holds a post graduate in Financial Economics of Tilburg University and a master in Business Economics of Erasmus University Rotterdam and has had executive training at IMD, INSEAD and University of Michigan.

Ewen Stevenson

Chairman of the Supervisory Board

RBS Holdings N.V.                                                                                                                                                                                                77

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

The Chairman of the Managing Board leads the Managing Board in its overall management of RBSH Group to achieve its performance goals and ambitions. The Chairman of the Managing Board is the main point of liaison with the Supervisory Board. The Chief Financial Officer is responsible for the financial affairs of RBSH Group, and the Chief Risk Officer is responsible for RBSH Group’s risk management and operational risk control. Alongside their overall corporate responsibilities, the members of the Managing Board are responsible for the management of the control and support functions. The Managing Board has delegated certain tasks to a number of Managing Board committees which are described on pages 79 and 80 of this report.

Composition of the Managing Board

The members of the Managing Board as at 28 April 2016 are as follows:

		Date of first appointment	Date for re-election
Idzard van Eeghen (chairman)	(55, Dutch, male)	18 June 2014	18 June 2018
Michael Geslak	(52, American, male)	1 April 2010	1 April 2018
Cornelis Visscher	(50, Dutch, male)	18 July 2013	18 July 2017

Mr Jan de Ruiter stepped down from the Board on 31 July 2015 and was succeeded as chairman by Mr Idzard van Eeghen (for which regulatory approval was received on 2  September 2015).

RBS Holdings N.V.                                                                                                                                                                                                78

Corporate governance

Idzard van Eeghen

Chairman and Chief Risk Officer

Mr van Eeghen started his career at AMRO Bank in 1984, which later merged into ABN AMRO Bank. From 1988 until 1996 he was corporate relationship manager and senior relationship manager after which he became senior advisor structured finance in the Wholesale/Investment Bank division. In 1999 he joined the risk management division in Amsterdam where he held various senior positions including Head of Credit Ratings & Portfolio Management, and Head of Integrated Risk & Country Risk. After the acquisition of ABN AMRO Bank in 2007 he was a member of the Risk Management Team overseeing the transition of the bank. In this period he was also seconded to Fortis Central Risk Management as Director Risk Performance in Brussels. In 2010 Mr van Eeghen joined RBS Holdings to establish the risk office function of RBS Holdings, which he subsequently headed. In this period he also led a number of other projects in RBS Group Risk Management. In 2014 Mr. van Eeghen became Chief Risk Officer and member of the Managing Board of RBS Holdings. In addition, in 2015 Mr Van Eeghen became Chairman of the Managing Board of RBS Holdings and also Country Executive of RBS Netherlands.

Mr. van Eeghen holds a Master’s degree in Economics from the State University of Groningen and a Master’s degree in Finance from TIAS Business school which is associated with the Tilburg University.

Michael Geslak

Chief Administrative Officer

Mr Geslak joined ABN AMRO in New York in 1988 as an accountant, in 1992 he formed the Market Risk function in New York, and after moving to Chicago in 1993 became Head of Market Risk for North America. In 1995 he became Head of Investment Banking Operations and Product Control in Chicago, which was later expanded to cover all Investment Banking Operations for North America. In 2000 he was promoted to Chief Administrative Officer for Wholesale Banking in the Americas. Mr Geslak then moved to London as Global Chief Information Officer for ABN AMRO Wholesale Banking and managed the provision of all technology to the Global Markets and Global Transaction Services businesses. In 2006 he became Head of Services for Global Markets and EMEA. From 2009 to 2012 he became the RBS Group COO for EMEA, during which time he also led the effort to de-risk RBS NV by transferring businesses to RBS PLC. His current roles are CAO and Managing Board member for RBS Holdings and Head of Transformation for the Bank.

In addition to these responsibilities, for the past two years Mr Geslak has been leading the programme to de-risk RBS N.V. by transferring businesses to RBS plc.

Cornelis Visscher

Chief Financial Officer,

Mr Visscher graduated from the Vrije Universiteit in Amsterdam with a degree in Business Economics, specialised in Financial Accounting and Management Accounting. He started his career at ABN AMRO in 1988, where, after several functions in Divisional and Group Finance, he ultimately became responsible for the delivery of ABN AMRO’s Group Management Information. Following the acquisition of (parts of) ABN AMRO by the RBS Group, Mr Visscher became the head of Group Consolidation, in which he was responsible for the split of the ABN Amro accounts between the Consortium members. Furthermore, in 2011 Mr Visscher was seconded to Edinburgh where he became the Head of Financial Control for the Retail & Wealth, Corporate and Business Services Divisions of RBS Group. In this role, he was amongst other responsible for the Offshore programme. As of 2013 he is the CFO for RBS Holdings and a member of the RBS Holdings Managing Board. In addition to this role, he serves as CFO for RBS Netherlands Branch and in this role is part of the Netherlands Country Management team.

Information, induction and professional development

As part of the Code Banken, both the Managing Board and the Supervisory Board participate in a programme of Life Long Learning. The programme consists of a modular approach, addressing matters that are mentioned in the Code Banken, including relevant developments in the financial sector in general and the banking sector in specific, corporate governance in general the duty of care towards clients, integrity, risk management, financial reporting and audits. Subject matter experts are invited, both from within the Group and from outside the Group, to deliver education modules on the above mentioned matters.

Performance evaluation

The members of the Managing Board participate in the annual performance management process of RBS Group.

Managing Board committees

In order to provide effective oversight and leadership, the Managing Board has three sub-committees, the Risk & Control committee (RCC), the Asset & Liability management Committee (ALCo) and the Disclosure Committee.

RBS Holdings N.V.                                                                                                                                                                                                79

Corporate governance

Risk & Control Committee (RCC)

The Risk & Control Committee (RCC) oversees the risk framework within RBSH Group, monitors the actual risk profile and advises the Managing Board on these matters. Its scope is, amongst others, credit, market, operational and regulatory risk within the Group.

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

Group structure

RBS Holdings submits the overview of its subsidiary structure with the Dutch Chamber of Commerce, which is publically accessible.

Code of conduct

Our Code of Conduct lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed. Our Code of Conduct available at rbs.com>about us>our values. In 2015, we incorporated the following five new standards of behaviour into the Code of Conduct: (1) You must act with integrity; (2) You must act with due skill, care and diligence; (3) You must be open and cooperative with the FCA, the PRA and other regulators; (4) You must pay due regard to the interests of customers and treat them fairly; and (5) You must observe proper standards of market conduct. The rules have been added to our Code of Conduct to reflect the bank’s responsibilities as set out by the Individuals Accountability Regime but are very much in keeping with the values and behaviours that the Bank is already following.

Sustainability

Our purpose is to serve customers well.  Sustainable banking means serving today’s customers in a way that also helps future generations.  We will rebuild our reputation and earn our customers’ trust by putting customers first, making RBS Group a great place to work, supporting our communities and being mindful of environmental impacts with the Sustainable Banking Committee’s role to oversee how the bank will reach its ambition to be number 1 for customer service, trust and advocacy by 2020.

For more information on our approach and progress read the RBS Sustainability Report, available on rbs.com/sustainable.

Relations with shareholders

Rights of shareholders

Any resolution to amend the Articles of Association of RBS Holdings may only be passed by the General Meeting of Shareholders following a proposal by the Managing Board which has been approved by the Supervisory Board.

A copy of the proposed amendments shall be made available for inspection by the holders of shares of RBS Holdings at the offices of RBS Holdings and at the offices stated in the convocation to the meeting, from the day of convocation to the end of the Meeting. Each shareholder may obtain a full copy of the proposal free of charge.

RBS Holdings N.V.                                                                                                                                                                                                80

Corporate governance

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

Employees

Policies and practices in respect of employee issues are managed on a consistent basis across the RBS Group, and the following sections reflect this approach.

As at 31 December 2015, the Group employed approximately 800 employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the accounts.

Living our values

Our values, introduced in 2012, guide our actions every day, in every part of our business. They are at the heart of the way we work. They are embedded within our behavioural frameworks - this means the way we recruit, promote, reward and manage our people are all aligned.

Building a healthy culture and risk culture that lives up to our values is one of our core priorities. We have governance to monitor and guide and track progress on our cultural goals. We gather qualitative and quantitative feedback to assess our progress and respond accordingly. We do this in tandem with feedback from regulators and industry bodies.

RBS Holdings N.V.                                                                                                                                                                                                81

Corporate governance

Engaging our people

We recognise that building an engaged, healthy and inclusive workforce is crucial if we are to achieve our ambition. We continue to ask people across RBS Group to share their thoughts on what it’s like to work at the RBS Group via our annual employee survey (OurView). The results enable our people leaders to monitor levels of engagement and work with their teams to make improvements. It also enables us to monitor employee perception and the progress we are making versus our goals. Our most recent survey at RBS Group, in which more than 62,000 colleagues took part, showed significant improvement in employee engagement and leadership.

In 2015 we launched determined to make a difference, an internal campaign that provides a rallying call for our employees. It was drawn from our extensive research with staff and is based on their reflections about the difference we make for our customers, colleagues, communities and shareholders.

Rewarding our people

Our approach to performance management allows us to provide clarity for our people about how their individual contribution links to our ambition. It recognises behaviour that supports our values and holds individuals to account for behaviour and performance that does not.

In the UK we are a living wage employer meaning that we  adhere to Living Wage Benchmarks (both national and London) for all employees. All third party contractors who regularly work in our buildings will also be in scope by 2017 at the latest.

In 2015, we announced the removal of incentive schemes for our customer facing employees. Instead, we gave every eligible employee an increase to their guaranteed pay. This change ensures that our people are paid clearly, fairly and simply for the job they do for our customers every day.  It also ensures our customers can be certain that if they take a product from us, it has no financial impact on what our people are paid.

Developing our people

Developing great leaders with the capability to deliver our ambition is a key priority. In 2015, we launched ‘Determined to lead’, a programme that focuses on great people management, a consistent tone from leaders throughout the Bank and the tools to engage our people. In 2015 we trained over 13,000 leaders.

We are committed to professionalising all our people. We offer a wide range of learning which can be mandatory, role specific or related to personal development.

We have mandatory learning that has to be completed by everyone and is focused on keeping our people, our customers and the Bank safe. Elements of our learning have been aligned to the Chartered Banker: Professional Standards Board foundation standards. We committed that our people in the UK (excluding Williams & Glyn and Ulster Bank) would complete this learning in 2015.

Youth employment

RBS Group has hired over 250 graduates and over 300 Apprentices in 2015.  We have been accredited by  “Investors in Young People” for how we attract, recruit and develop our talent.

Health and wellbeing of our people

We offer a wide range of health benefits and services to help maintain physical and mental health, and support our people if they become unwell.

In 2015, our wellbeing programme focused on three main areas; Mental Health, Physical Health and Resilience.  Activities include the continued promotion of Lifematters (RBS Group’s Employee Assistance Programme), participation in the Global Corporate Challenge, the launch of Resilience programmes and continued support for Time to Change, the UK’s biggest programme to challenge mental health stigma.

RBS Holdings N.V.                                                                                                                                                                                                82

Corporate governance

Employee consultation

RBS Group recognises employee representatives such as trade unions and work councils in a number of businesses and countries. There has been ongoing engagement and discussion with those bodies given the changes the bank announced in February 2015. Management have continued to meet regularly with our European Employee Council to discuss developments and update on the progress of our strategic plans.

Inclusion

Building a more inclusive bank is essential for our customers and colleagues. Our inclusion policy standard applies to all our people globally; and our strategy for diversity and inclusion is owned by the RBS Board and Executive Committee.

During 2015 we continued our roll out of unconscious bias learning for all employees. We’ve introduced a gender goal to have at least 30% of women in the RBS Group’s top three leadership levels by 2020.  Further, we aim to have 50/50 balance at all levels by 2030.  This is supported by the launch of a female development proposition. An increased focus on disability has led to the development of a comprehensive plan to support our colleagues and customers with additional needs and will help RBS group achieve its ambition of becoming a ‘disability smart’ organisation. From an LGBT perspective, we continue to deliver improvements to our people policies and customer operating procedures, including the introduction of guidance to support employees going through gender transition, introducing the ‘Mx’ honorific, and improving our customer gender change process.

We are finalising plans to improve our ethic representation within senior roles and are continuing to support our 15,000 strong employee-led networks.

RBS Group has been recognised for its work on Equality, Diversity and Inclusion by our Platinum ranking from Opportunity Now (gender) - our Gold ranking for Race for Opportunity (race);  retaining a position in the Times Top 50 Employers for Women; and improving upon our ranking in the Stonewall Workplace Equality Index (LGBT).

Group also signed up to Time to Change: the UK’s biggest programme to challenge mental health stigma.

The Dutch Banking Code (Code Banken)

Introduction

The Code Banken was drawn up by the Netherlands Bankers' Association (NVB) in response to the report entitled 'Restoring Trust' (Naar herstel van vertrouwen), which was published by the Advisory Committee on the Future of Banks (Adviescommissie Toekomst Banken) on 7 April 2009. The recommendations of the Advisory Committee’s report have been used as the basis for this Code Banken. The Code Banken is mandatory for the Group as stated in Book 2 of the Civil Code as from 1 January 2010. An updated version of the Code Banken came into force on 1 January 2015.

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

Corporate Governance codes and the global footprint of RBS Group

The Group’s ultimate parent company is RBS Group PLC. When implementing the Code Banken, the Managing Board and Supervisory Board of the Group will take into account the effects of similar codes of conduct implemented in the RBS Group with the aim to align all businesses with RBS Group.

Clients First

The Group is aware that its long term success fully depends on how successful the Group is in servicing its clients. To that extent, the Group has taken additional measures to further embed ‘a client led culture’ in the organisation. Over the past few years certain themes in this area have been fleshed out in detail, resulting in the ‘Customer Charter’ and the ‘Treating Customers Fairly Policy’. The Customer Charter describes 14 ‘customer commitments’ divided into the following four categories:

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

RBS Holdings N.V.                                                                                                                                                                                                83

Corporate governance

Compliance with the Code Banken

RBSH Group considers the Code Banken as an important yardstick for the way banks draw lessons from the crisis. The Group takes account of all relevant remuneration regulatory regimes, including the Code Banken in designing and implementing its remuneration policy as well as the Group’s corporate governance structure.

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

Furthermore the functioning of the Supervisory Board, including its life long learning programme, has been assessed by an independent party. Their conclusion was that the Supervisory Board members discharge their roles and responsibilities in a satisfying way. The independent assessment is in accordance with the Code Banken which requires such independent assessment at least once every three years. As a result, the next assessment is taken over 2015.

In line with the requirement of the Code Banken, Supervisory Board members have each signed a moral and ethical declaration.

Managing Board

The composition of the Managing Board of RBSH Group ensures that all business areas and all control and support functions are well represented in the board. The board comprises a Chairman, (who in addition performs the role of Chief Risk Officer), a Chief Financial Officer (CFO) and a Chief Administrative Officer (CAO). To further clarify the specifics of each role on the board and to ensure adherence to agreements made on procedure and governance, a set of rules governing the Managing Board’s principles and best practices has been agreed.

RBS Holdings N.V.                                                                                                                                                                                                84

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

In line with the requirement of the Code Banken, Managing Board members sign a Banker’s Oath. Each Board member of RBS Holdings has signed such declaration.

The principles in the moral and ethical declaration are incorporated into the RBS Group’s code of conduct which is issued to all new employees joining the Group.

Risk Management

The Managing Board has arranged Risk Management in an adequate manner in order to ensure the Managing Board is aware in good time of any material risks run by the bank and to enable the Managing Board to manage these risks properly. The Chief Risk Officer of RBS Holdings is a member of the Managing Board and next to this role, he is also Chairman of the Managing Board.

The Managing Board, through its sub committees, the Risk & Control Committee (RCC) and the Asset & Liability Management Committee (ALCo) takes any decision that is of material significance to the risk profile, the capital position or the liquidity impact.

Operations of the Risk & Audit Committee have been integrated into the Supervisory Board. In order to reflect this, specific provisions have been included in the Rules for the full Supervisory Board.

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

Remuneration Policy

The remuneration policy for RBS Group, which is also applicable to the Group supports the RBS Group's business strategy and is designed to:

•         attract, retain, motivate and reward high calibre employees to deliver superior long-term business performance; and

•         ensure that the Group's metrics, reward structures and governance processes as a whole provide coverage of the key risks in an appropriate way.

The Supervisory Board is responsible for the implementation and evaluation of the remuneration policy adopted.

All members of the Managing Board are remunerated through RBS plc. The full year remuneration of the Managing Board members in office as at 31 December 2015 continues to comply with the Code Banken.

RBS Group has had claw back provisions in place since 2009. This allows the Remuneration Committee to retrospectively limit any compensation at the time of vesting if it considers that the performance factors on which reward decisions were based have later turned out not to reflect the corresponding performance in the longer term.

The intention is to allow RBS Group to adjust historic remuneration for unforeseen issues arising during the deferral period, particularly those that do not easily lend themselves to quantitative measurement. Further details on the remuneration arrangements for RBS N.V. can be found in note 31 to this Report.

Summary Code Banken

In summary, RBS Holdings complies with the provisions that are reflected in the 2015 Banking Code. Compliance with the code is being monitored on a regular basis.

RBS Holdings N.V.                                                                                                                                                                                                85

Corporate governance

Management’s report on internal control over financial reporting

Internal Control

Management of RBSH Group is responsible for the system of internal controls that is designed to maintain effective and efficient operations, compliant with applicable laws and regulations. The system of internal controls is designed to manage, or mitigate, risk to an acceptable residual level rather than eliminate it entirely. Systems of internal control can only provide reasonable and not absolute assurance against material misstatement, fraud or loss.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for RBSH Group.

RBSH Group’s internal control over financial reporting is a component of an overall system of internal control and is designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes:

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

•         Controls providing reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of RBSH Group’s internal control over financial reporting as of 31 December 2015 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of “Internal Control – Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2015, RBSH Group’s internal control over financial reporting is effective.

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

Managing Board

Cornelis Visscher

Chief Financial Officer

Amsterdam, 28 April 2016

RBS Holdings N.V.                                                                                                                                                                                                86

Consolidated income statement for the year ended 31 December 2015

	Note	2015	2014	2013
		€m	€m	€m
Interest receivable		269	532	768
Interest payable		(291)	(345)	(530)
Net interest income	1	(22)	187	238
Fees and commissions receivable		17	158	119
Fees and commissions payable		(9)	(16)	(49)
Income from trading activities		18	(9)	46
Other operating income		276	(47)	83
Non-interest income	2	302	86	199
Total income		280	273	437
Staff costs		(73)	(85)	(175)
Premises and equipment		(23)	(26)	(50)
Other administrative expenses		(120)	(194)	(291)
Depreciation and amortisation		(7)	(14)	(21)
Write down of goodwill and other intangible assets		(2)	—	—
Operating expenses	3	(225)	(319)	(537)
Profit/(loss) before impairment losses		55	(46)	(100)
Impairment losses	11	(103)	(11)	(42)
Operating loss before tax		(48)	(57)	(142)
Tax credit/(charge)	6	20	(58)	(12)
Loss from continuing operations		(28)	(115)	(154)
Profit from discontinued operations, net of tax	17	22	15	19
Loss for the year		(6)	(100)	(135)

Attributable to:
Controlling interests		(6)	(100)	(135)

The accompanying notes on pages 103 to 154, the accounting policies on pages 92 to 102 and the audited sections of the Financial review: Capital and risk management on pages 15 to 71 form an integral part of these financial statements.

RBS Holdings N.V.                                                                                                                                                                                                87

Consolidated statement of comprehensive income for the year ended 31 December 2015

	2015	2014	2013
	€m	€m	€m
Loss for the year	(6)	(100)	(135)
Items that do not qualify for reclassification
Actuarial gains/(losses) on defined benefit plans	2	(8)	—
Items that do qualify for reclassification
Available-for-sale financial assets	54	825	1,591
Cash flow hedges	2	(3)	—
Currency translation	80	82	(67)
Tax (charge)/credit	—	(1)	1
	136	903	1,525
Other comprehensive income after tax	138	895	1,525
Total comprehensive income for the year	132	795	1,390

Attributable to:
Controlling interests	132	795	1,390

The accompanying notes on pages 103 to 154, the accounting policies on pages 92 to 102 and the audited sections of the Financial review: Capital and risk management on pages 15 to 71 form an integral part of these financial statements.

RBS Holdings N.V.                                                                                                                                                                                                88

Consolidated balance sheet as 31 December 2015

		2015	2014
	Note	€m	€m
Assets
Cash and balances at central banks	8	543	1,135
Loans and advances to banks	8	6,931	7,696
Loans and advances to customers	8	2,193	3,539
Amounts due from the ultimate holding company	8	138	123
Debt securities and equity shares	13,14	2,139	3,243
Settlement balances		71	40
Derivatives	12	2,221	4,432
Deferred tax	20	10	34
Interests in associates	15	1,201	947
Prepayments, accrued income and other assets	16	534	1,105
Assets of disposal groups	17	—	1,257
Total assets		15,981	23,551

Liabilities
Bank deposits		2,976	4,542
Repurchase agreements and stock lending		—	636
Deposits by banks	8	2,976	5,178
Customer accounts	8	1,481	2,934
Debt securities in issue	8	403	1,017
Settlement balances and short positions	18	36	34
Derivatives	12	1,861	4,555
Provisions, accruals and other liabilities	19	1,048	1,122
Deferred tax	20	58	88
Subordinated liabilities	21	4,456	5,104
Liabilities of disposal groups	17	—	46
Total liabilities		12,319	20,078

Total equity		3,662	3,473
Total liabilities and equity		15,981	23,551

The accompanying notes on pages 103 to 154, the accounting policies on pages 92 to 102 and the audited sections of the Financial review: Capital and risk management on pages 15 to 71 form an integral part of these financial statements.

RBS Holdings N.V.                                                                                                                                                                                                89

Consolidated statement of changes in equity for the year ended 31 December 2015

	2015	2014	2013
	€m	€m	€m
Share premium account
At 1 January	2,660	2,924	3,171
Transfer resulting from cross border merger	—	—	(247)
Capital injection (1)	57	139	—
Distribution (2)	—	(403)	—
At 31 December	2,717	2,660	2,924

Available-for-sale reserve
At 1 January	(58)	(881)	(2,473)
Unrealised (losses)/gains	(10)	486	1,538
Realised losses	64	339	53
Tax	1	(2)	1
At 31 December	(3)	(58)	(881)

Cash flow hedging reserve
At 1 January	(2)	—	—
Amount recognised in equity	2	(3)	—
Tax	(1)	1	—
At 31 December	(1)	(2)	—

Foreign exchange reserve
At 1 January	(220)	(302)	(235)
Gains/(losses) arising during the year	78	(7)	(46)
Reclassification of foreign currency gains included in the income statement (3)	2	89	(21)
At 31 December	(140)	(220)	(302)

Retained earnings
At 1 January	1,093	1,201	1,336
(Loss)/profit attributable to controlling interests
- continuing operations	(28)	(115)	(154)
- discontinued operations	22	15	19
Actuarial gains/(losses)	2	(8)	—
At 31 December	1,089	1,093	1,201

Equity attributable to controlling interests	3,662	3,473	2,942

Notes:

(1)       Capital injection from RFS Holdings BV reflecting amounts received by RFS Holdings BV from Santander (2015 - €57 million; 2014 - €72 million) and NL Financial Investments (2014 - €67 million).

(2)       2014 includes distribution of €103 million to RFS Holdings BV to fund the repayment of its loan from ABN AMRO Bank and a dividend of €300 million.

(3)       Includes nil relating to gains recycled to profit and loss due to transfers to RBS plc during 2015 (2014 - €13 million; 2013 -  €20 million).

The accompanying notes on pages 103 to 154, the accounting policies on pages 92 to 102 and the audited sections of the Financial review: Capital and risk management on pages 15 to 71 form an integral part of these financial statements.

RBS Holdings N.V.                                                                                                                                                                                                90

Consolidated cash flow statement for the year ended 31 December 2013

	Note	2015	2014	2013
		€m	€m	€m
Operating activities
Operating loss before tax from continuing operations		(48)	(57)	(142)
Profit before tax from discontinued operations		39	27	31
Adjustments for:
Interest on subordinated liabilities		204	182	203
Elimination of foreign exchange differences		302	242	56
Impairment losses on debt securities		126	58	34
Other non-cash items		(217)	611	267
Net cash inflow from operating activities		406	1,063	449
Changes in operating assets and liabilities	27	(2,199)	(15,467)	(8,273)
Net cash flows from operating activities before tax		(1,793)	(14,404)	(7,824)
Income taxes (paid)/received		(16)	42	(35)
Net cash flows from operating activities		(1,809)	(14,362)	(7,859)

Investing activities
Sale and maturity of securities		1,819	12,583	8,896
Purchase of securities		(232)	(410)	(305)
Disposal of subsidiaries/businesses		484	255	(3,362)
Other (investment)/divestment		(26)	54	37
Net cash flows from investing activities		2,045	12,482	5,266

Financing activities
Capital injection		57	139	—
Repayment of subordinated liabilities		(1,069)	(445)	(1,907)
Distribution		—	(403)	—
Interest on subordinated liabilities		(235)	(184)	(212)
Net cash flows from financing activities		(1,247)	(893)	(2,119)
Effects of exchange rate changes on cash and cash equivalents		60	127	40

Net decrease in cash and cash equivalents		(951)	(2,646)	(4,672)
Cash and cash equivalents at 1 January		2,712	5,358	10,030
Cash and cash equivalents at 31 December	29	1,761	2,712	5,358

The accompanying notes on pages 103 to 154, the accounting policies on pages 92 to 102 and the audited sections of the Financial review: Capital and risk management on pages 15 to 71 form an integral part of these financial statements.

RBS Holdings N.V.                                                                                                                                                                                                91

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

The consolidated financial statements of the Group for the year ended 31 December 2015 incorporate financial information of the company, its controlled entities and interests in associates and joint ventures. The consolidated financial statements were signed and authorised for issue by the Managing Board on 28 April 2016 and by the Supervisory Board on 28 April 2016. The right to request an amendment of the financial statements is embedded in the Netherlands Civil Code. Interested parties have the right to ask the Enterprise Chamber of the Amsterdam Court of Appeal for an amendment of the financial statements.

2. Presentation of accounts

The Managing Board, having made such enquiries as they considered appropriate, including a review of the Group’s forecasts, projections and other relevant evidence regarding the continuing availability of sufficient resources from the RBS Group, have prepared the financial statements on a going concern basis.

As announced on 19 April 2011, RBS Group is committed to providing the necessary support to ensure that the Group continues to meet its commitments.

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

The Group adopted a number of new and revised IFRSs effective 1 January 2015:

IAS 19 ‘Defined Benefit Plans: Employee Contributions’ was issued in November 2013. This amendment distinguishes the accounting for employee contributions that are related to service from those that are independent of service.

Annual Improvements to IFRS 2010 - 2012 and 2011 - 2013 cycles were issued in December 2013 making a number of minor amendments to IFRS.

The implementation of these requirements has not had a material effect on the Group’s accounts.

The accounts are prepared on a historical cost basis of measurement except for certain financial instruments that are measured at fair value as described in Accounting Policies 11, 13 and 20.

3. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and entities (including certain structured entities) that are controlled by the Group. The Group controls another entity (a subsidiary) when it is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over the other entity; power generally arises from holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. A subsidiary is included in the consolidated financial statements from the date it is controlled by the Group until the date the Group ceases to control it through a sale or a significant change in circumstances. Changes in the Group’s interest in a subsidiary that do not result in the Group ceasing to control that subsidiary are accounted for as equity transactions.

All intergroup balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared under uniform accounting policies.

RBS Holdings N.V.                                                                                                                                                                                                92

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

Lending (credit facilities) - commitment and utilisation fees are  determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

5. Assets held for sale and discontinued operations

A non-current asset (or disposal group) is classified as held for sale if the Group will recover its carrying amount principally through a sale transaction rather than through continuing use. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination, it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations – comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation are shown as a single amount on the face of the income statement.

6. Pensions

The Group provides post-retirement benefits in the form of pensions to eligible employees under defined contribution plans.

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

RBS Holdings N.V.                                                                                                                                                                                                93

Accounting policies

7. Foreign currencies

The Group consolidated financial statements are presented in euros which is the functional currency of the company.

The Group entities record transactions in foreign currencies in their functional currency - the currency of the primary economic environment in which they operate at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 20).

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

As lessee

The Group’s contracts to lease assets are principally operating leases. Operating lease rental expense is included in Premises and equipment costs and recognised as an expense on a straight-line basis over the lease term unless another systematic basis better represents the benefit to the Group.

9. Provisions

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

If the Group has a contract that is onerous, it recognises the present obligation under the contract as a provision. An onerous contract is one where the unavoidable costs of meeting the Group’s contractual obligations exceed the expected economic benefits. When the Group vacates a leasehold property, a provision is recognised for the costs under the lease less any expected economic benefits (such as rental income).

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

RBS Holdings N.V.                                                                                                                                                                                                94

Accounting policies

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

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to offset and where they relate to income taxes levied by the same taxation authority either on an individual the Group company or on the Group companies in the same tax group that intend, in future periods, to settle current tax liabilities and assets on a net basis or on a gross basis simultaneously.

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

RBS Holdings N.V.                                                                                                                                                                                                95

Accounting policies

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

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9.

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

Financial assets carried at amortised cost - if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition.  For collateralised loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral, whether or not foreclosure is probable.

Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where the Group’s interest in equity shares following the exchange is such that the Group controls an entity, that entity is consolidated.

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

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs will be prompted by bankruptcy, insolvency, renegotiation and similar events. The Group had no collectively assessed portfolios in 2015 or 2014.

Amounts received after a loan has been written off are credited to the loan impairment charge for the period in which they are received.

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

RBS Holdings N.V.                                                                                                                                                                                                96

Accounting policies

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

Financial liabilities designated as at fair value through profit or loss principally comprise structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

Amortised cost - all other financial liabilities are measured at amortised cost using the effective interest method (see Accounting policy 4).

Fair value – the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9.

14. Financial guarantee contracts

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

16. Derecognition

A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. The asset remains on the balance sheet if substantially all the risks and rewards have been retained. It is derecognised if substantially all the risks and rewards have been transferred. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement; if the Group has not retained control of the asset, it is derecognised.

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

RBS Holdings N.V.                                                                                                                                                                                                97

Accounting policies

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

19. Capital instruments

The Group classifies a financial instrument that it issues as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of the company purchased by the Group (treasury shares) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is added to shareholders’ equity. On the sale or reissue of treasury shares the consideration received is credited to equity, net of any directly attributable incremental costs and related tax.

20. Derivatives and hedging

Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9.

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

Hedge relationships are formally designated and documented at inception. The documentation identifies the hedged item and the hedging instrument and details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued. Hedge accounting is also discontinued if the Group revokes the designation of a hedge relationship.

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

RBS Holdings N.V.                                                                                                                                                                                                98

Accounting policies

in a net investment hedge. On disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to profit or loss.

21. Associates and joint ventures

An associate is an entity over which the Group has significant influence. A joint venture is one which it controls jointly with other parties. Investments in associates and interests in joint ventures are recognised using the equity method.

They are stated initially at cost, including attributable goodwill, and subsequently adjusted for post-acquisition changes in the Group’s share of net assets.

22. Cash and cash equivalents

In the cash flow statement, cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Dutch company law and IFRS require the management, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's ‘Framework for the Preparation and Presentation of Financial Statements’. The judgements and assumptions involved in the Group's accounting policies that are considered by management to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

(i) Provisions for liabilities

As set out in Note 19, at 31 December 2015 the Group recognised provisions for liabilities in respect of litigation, €47 million.

Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Judgement is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where the Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Provisions for litigation - the Group is party to legal proceedings in the Netherlands, the United States and other jurisdictions, arising out of their normal business operations. The measurement and recognition of liabilities in respect of litigation involves a high degree of management judgement.  Before the existence of a present obligation as a result of a past event a liability can be confirmed, numerous facts may need to be established, involving extensive and time-consuming discovery, and novel or unsettled legal questions addressed. Once it is determined there is an obligation, assessing the probability of economic outflows and estimating the amount of any liability can be very difficult. In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss.  Furthermore, for an individual matter, there can be a wide range of possible outcomes and often it is not practicable to quantify a range of such outcomes.

The Group’s outstanding litigation is periodically assessed in consultation with external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability.  A detailed description of the Group’s material legal proceedings and a discussion of the nature of the associated uncertainties are given in Note 26.

(ii) Loan impairment provisions

The Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost in accordance with accounting policy 12.

At 31 December 2015, customer loan impairment provisions amounted to €86 million (2014 - €114 million).

RBS Holdings N.V.                                                                                                                                                                                                99

Accounting policies

A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. Such objective evidence, indicative that a borrower’s financial condition has deteriorated can include for loans that are individually assessed, the non-payment of interest or principal; debt renegotiation; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deteriorating trading performance and for collectively assessed portfolios: the borrowers’ payment status and observable data about relevant macroeconomic measures.

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

(iii) Fair value – financial instruments

In accordance with Accounting policies 11, 13 and 20, financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. It also uses the assumptions that market participants would use when pricing the asset or liability. In determining fair value the Group maximises the use of relevant observable inputs and minimises the use of unobservable inputs.

Where the Group manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, it measures the fair value of a group of financial assets and financial liabilities on the basis of the price that it would receive to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction at the measurement date under current market conditions.

Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk. Adjustments are also made when valuing financial liabilities measured at fair value to reflect the Group’s own credit standing.

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Further details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 9.

RBS Holdings N.V.                                                                                                                                                                                              100

Accounting policies

Accounting developments

International Financial Reporting Standards (IFRS)

A number of IFRSs and amendments to IFRS were in issue at 31 December 2015 that would affect RBSH from 1 January 2016 or later.

Effective for 2016

‘Accounting for Acquisitions of Interests in Joint Operations’ issued in May 2014 amends IFRS 11 ‘Joint Arrangements. An acquirer of an interest in a joint operation that is a business applies the relevant principles for business combinations in IFRS 3 and other standards and makes the relevant disclosures accordingly. The effective date is 1 January 2016.

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

Amendments to IFRS 10 ‘Consolidated Financial Statements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IAS 28 ‘Investments in Associates and Joint Ventures’ were issued in September 2014 to clarify the accounting for sales between an investor, its associate or joint ventures, and in December 2014 to clarify the application of the investment entity consolidation exception. The September 2014 amendments will be effective from a date to be determined by the IASB and the December 2014 amendments from 1 January 2016.

An amendment to IAS 1 ‘Presentation of Financial Statements’ was issued in December 2014 to clarify the application of materiality to financial statements. Its effective date is 1 January 2016.

None of these amendments is expected to have a material effect on the Group’s financial statements.

Effective after 2016 - IFRS 9

In July 2014, the IASB published IFRS 9 ‘Financial Instruments’ with an effective date of 1 January 2018. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. The Group is continuing its assessment of the standard’s effect on its financial statements.

The principal features of IFRS 9 are as follows:

Recognition and derecognition

The material in IAS 39 setting out the criteria for the recognition and derecognition of financial instruments has been included unamended in IFRS 9.

Classification and measurement

Financial assets - There are three classifications for financial assets in IFRS 9: fair value through profit or loss; fair value through other comprehensive income; and amortised cost.

•         Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is to hold financial assets to collect their cash flow are measured at amortised cost.

•         Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is achieved by holding financial assets to collect their cash flow and selling them are measured at fair value through other comprehensive income.

•         Other financial assets are measured at fair value through profit and loss.

However, at initial recognition, any financial asset may be irrevocably designated as measured at fair value through profit or loss if such designation eliminates a measurement or recognition inconsistency.

The Group continues to evaluate the overall effect, but expects that the measurement basis of the majority of the Group’s financial assets will be unchanged on application of IFRS 9.

Financial liabilities - IFRS 9’s requirements on the classification and measurement of financial liabilities are largely unchanged from those in IAS 39. However, there is a change to the treatment of changes in the fair value attributable to own credit risk of financial liabilities designated as at fair value through profit or loss which are recognised in other comprehensive income and not in profit or loss as required by IAS 39.

RBS Holdings N.V.                                                                                                                                                                                              101

Accounting policies

Hedge accounting

Hedge accounting requirements are designed to align accounting more closely to the risk management framework; permit a greater variety of hedging instruments; and remove or simplify some of the rule-based requirements in IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. There is an option in IFRS 9 for an accounting policy choice to continue with the IAS 39 hedge accounting framework. The Group is actively considering its implementation approach.

Credit impairment

IFRS 9’s credit impairment requirements apply to financial assets measured at amortised cost, to those measured at fair value through other comprehensive income, to lease receivables and to certain loan commitments and financial guarantee contracts. On initial recognition a loss allowance is established at an amount equal to 12-month expected credit losses (‘ECL’) that is the portion of life-time expected losses resulting from default events that are possible within the next 12 months. Where a significant increase in credit risk since initial recognition is identified, the loss allowance increases so as to recognise all expected default events over the expected life of the asset. The Group expects that financial assets where there is objective evidence of impairment under IAS 39 will be credit impaired under IFRS 9, and carry loss allowances based on all expected default events.

The assessment of credit risk and the estimation of ECL are required to be unbiased and probability-weighted: determined by evaluating at the reporting date for each customer or loan portfolio a range of possible outcomes using reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions. The estimation of ECL also takes into account the time value of money. Recognition and measurement of credit impairments under IFRS 9 are more forward-looking than under IAS 39.

A single bank-wide programme has been established to implement the necessary changes in the modelling of credit loss parameters, and the underlying credit management and financial processes; this programme is led jointly by Risk and Finance.  The inclusion of loss allowances on all financial assets will tend to result in an increase in overall impairment balances when compared with the existing basis of measurement under IAS 39.

Transition

The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative periods. Hedge accounting is generally applied prospectively from that date.

Effective after 2016 – other standards

In January 2016, the IASB amended IAS 7 ‘Cash Flow Statements’ to require disclosure of the movements in financing liabilities. The amendment is effective from1 January 2017.

In January 2016, the IASB amended IAS 12 ‘Income taxes’ to clarify the recognition of deferred tax assets in respect of unrealised losses. The amendment is effective from 1 January 2017.

IFRS 15 ‘Revenue from Contracts with Customers’ was issued in May 2014. It will replace IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met. It is effective from 1 January 2018.

IFRS 16 ‘Leases’ was issued in January 2016 to replace IAS 17 ‘Leases’. Accounting for finance leases will remain substantially the same. Operating leases will be brought on balance sheet through the recognition of assets representing the contractual rights of use and liabilities will be recognised for the contractual payments. The effective date is 1 January 2019.

The Group is assessing the effect of adopting these standards  on its financial statements.

RBS Holdings N.V.                                                                                                                                                                                              102

Notes on the consolidated accounts

1 Net interest income
	2015	2014	2013
	€m	€m	€m
Loans and advances to customers	156	256	339
Loans and advances to banks	35	48	100
Amounts due from ultimate holding company	11	151	183
Debt securities	67	77	146
Interest receivable	269	532	768

Customer accounts	58	94	130
Deposits by banks	20	50	188
Debt securities in issue	8	12	17
Subordinated liabilities	204	182	203
Internal funding of trading businesses	1	7	(8)
Interest payable	291	345	530

Net interest income	(22)	187	238

2 Non-interest income
	2015	2014	2013
	€m	€m	€m
Fees and commissions receivable
Lending (credit facilities), trade finance and payment services	15	27	66
Brokerage and other	2	131	53
	17	158	119

Fees and commissions payable	(9)	(16)	(49)

Income from trading activities
Foreign exchange	(39)	(25)	(48)
Interest rate	(4)	34	294
Credit	7	5	(273)
Equities and commodities	54	(23)	73
	18	(9)	46
Other operating income/(loss)
Changes in the fair value of own debt designated as at fair value through profit or loss attributable
to own credit net of the effect of economic hedges (1)	(33)	(14)	(89)
Changes in the fair value of financial assets designated at fair value through profit or loss	175	66	(13)
Loss on sale of securities	(49)	(322)	(53)
Profit on sale of subsidiaries and associates	77	14	37
Dividend income	—	5	—
Share of profits of associated entities	155	117	59
Other income	(49)	87	142
Other operating income	276	(47)	83

Non-interest income	302	86	199

Notes:

(1)       Measured as the change in fair value from movements in the year in the credit risk premium payable by the Group.

RBS Holdings N.V.                                                                                                                                                                                              103

Notes on the consolidated accounts

3 Operating expenses
	2015	2014	2013
	€m	€m	€m
Wages, salaries and other staff costs	40	72	131
Social security costs	2	2	9
Pension costs	6	9	17
Restructuring costs	25	2	18
Staff costs	73	85	175

Premises and equipment	23	26	50
Other administrative expenses	120	194	291

Property, plant and equipment	6	7	13
Intangible assets	1	7	8
Depreciation and amortisation	7	14	21

Write down of intangible assets	2	—	—
	225	319	537

Restructuring costs included in operating expenses comprise:
	2015	2014	2013
	€m	€m	€m
Staff costs	25	2	18
Premises and depreciation	5	—	18
Other administrative expenses	6	(8)	43
	36	(6)	79

The number of persons employed at 31 December 2015 (full time equivalent rounded to the nearest hundred) in continuing operations was 800 (2014 - 1,700; 2013 - 2,500). The average number of persons employed in continuing operations during the year was 1,300 (2014 - 2,200; 2013 - 5,900).

RBS Holdings N.V.                                                                                                                                                                                              104

Notes on the consolidated accounts

4 Pensions

The Group sponsors a number of pension schemes overseas. These schemes include both defined contribution and defined benefit plans, whose assets are independent of the Group’s finances. The Group’s defined benefit schemes generally provide pensions that are based on average or final salary with annual price evaluation of vested rights. In general, employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits.

The Group has no material post-retirement benefit obligations other than pensions.

During 2012, the Group’s main pension scheme was transferred to RBS plc. The majority of the Group pension plans are located in India. At 31 December 2012, all of the Group’s defined benefit plans were included in assets and liabilities of disposal groups. At 31 December 2015, 2014 and 2013, these schemes were no longer classified as disposal groups.

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits‘ were prepared to 31 December with the support of independent actuaries, using the following assumptions:

		All schemes
Principal IAS 19 assumptions		2015	2014
		%	%
Discount rate		8.1	7.9
Expected return on plan assets		8.1	7.9
Rate of increase in salaries		5.0	5.0

		All schemes
Major classes of plan assets as a percentage of total plan assets		2015	2014
		%	%
Government fixed interest bonds		64.1	25.4
Corporate and other bonds		16.4	74.6
Cash and other assets		19.5	—

		All schemes
		Present value
		of defined
	Fair value of	benefit	Net pension
	plan assets	obligations	liability
Changes in value of net pension liability	€m	€m	€m
At 1 January 2014	10	30	20
Disposals	—	(2)	(2)
Currency translation and other adjustments	1	5	4
Expected return	1	—	(1)
Net interest expense	—	4	4
Current service cost	—	1	1
Actuarial gains and losses	—	8	8
Contributions by employer	2	—	(2)
Benefits paid	(5)	(5)	—
At 1 January 2015	9	41	32
Currency translation and other adjustments	—	2	2
Expected return	1	—	(1)
Net interest expense	—	3	3
Current service cost	—	1	1
Actuarial gains and losses	—	(2)	(2)
Contributions by employer	1	—	(1)
Benefits paid	(3)	(3)	—
At 31 December 2015	8	42	34

RBS Holdings N.V.                                                                                                                                                                                              105

Notes on the consolidated accounts

4 Pensions continued

Net pension deficit comprises:	2015	2014
	€m	€m
Net liabilities of schemes in deficit (included in Provisions, accruals and other liabilities, Note 19)	34	32

	All schemes
History of defined benefit schemes	2015	2014	2013	2012	2011
	€m	€m	€m	€m	€m
Fair value of plan assets	8	9	10	—	371
Present value of defined benefit obligations	42	41	30	—	353
Net deficit/(surplus)	34	32	20	—	(18)

Experience gains on plan liabilities	1	—	—	1	1
Experience gains on plan assets	—	—	—	—	33
Actual return on pension schemes assets	1	1	1	—	92
Actual return on pension schemes assets - %	11.1%	10.0%	—	—	7.4%

The table below sets out the sensitivities of the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions.

	All schemes
	(decrease)/increase in obligation for year
	2015	2014
	€m	€m
0.25% increase in the discount rate	(2)	(2)
0.25% additional rate of increase in pensions in payment	2	2
Longevity increase of 1 year	1	1

Pension risk

The Group is exposed to risk from its defined benefit pension schemes to the extent that the assets of the schemes do not fully match the timing and amount of the schemes’ liabilities. Pensions scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in legislation. Ultimate responsibility for the Group’s pension scheme is separate from the Group management. The Group is exposed to the risk that the market value of the schemes’ assets, together with future returns and any additional future contributions could be considered insufficient to meet the liabilities as they fall due. In such circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes.

The pension funds in India are the main source of pension risk. The Trustees or Pension Boards of these schemes are solely responsible for the investment of the schemes’ assets which are held separately from the assets of the Group.

RBS Holdings N.V.                                                                                                                                                                                              106

Notes on the consolidated accounts

5 Auditor’s remuneration

Amounts charged to the income statement relating to the Group's auditors for statutory audit and other services are set out below. All audit-related and other services are approved by the Group Supervisory Board and are subject to strict controls to ensure external auditor’s independence is unaffected by the provision of other services. The Committee recognises that for certain assignments the auditors are best placed to perform the work economically. For other work the Group selects the supplier best placed to meet its requirements. The Group's auditors are free to tender for such work in competition with other firms where the work is permissible under audit independence rules.

	2015	2014	2013
	€m	€m	€m
Fees for the audit of RBSH Group's annual accounts	3.2	3.5	5.0
Audit related services (1)	0.7	0.7	0.8
Total audit and audit-related services	3.9	4.2	5.8
All other services	—	0.4	0.1
Total	3.9	4.6	5.9

Note:

(1)       Includes fees of €0.7 million for 2015 in respect of regulatory audits (2014 - €0.7 million; 2013 - €0.6 million).

Deloitte Accountants B.V. provided audit and audit-related services amounting to €0.9 million (2014 - €0.8 million). The amount paid to Deloitte LLP in 2015 in respect of audit fees was €1.6 million (2014 - €1.5 million). The remaining amounts relate to services provided by other Deloitte Member Firms.

6 Tax
	2015	2014	2013
	€m	€m	€m
Current tax
Charge for the year	(10)	(57)	(49)
Over provision in respect of prior periods	17	18	162
	7	(39)	113
Deferred tax
Credit/(charge) for the year	12	(15)	(45)
Over/(under) provision in respect of prior periods	1	(4)	(80)
Tax credit/(charge) for the year	20	(58)	(12)

The actual tax credit/(charge) differs from the expected tax credit computed by applying the statutory tax rate of the Netherlands of 25% as follows:

	2015	2014	2013
	€m	€m	€m
Expected tax credit	12	14	36
Non-deductible items	(2)	(54)	(18)
Non-taxable items (including recycling of foreign exchange reserve)	73	65	35
Foreign profits taxed at other rates	8	6	5
Losses in year not recognised	(154)	(67)	(163)
Losses brought forward and utilised	27	7	26
Reduction/(increase) in carrying value of deferred tax liability in respect of associates	38	(6)	(29)
Adjustments in respect of prior years (1)	18	14	111
Other	—	(37)	(15)
Actual tax credit/(charge)	20	(58)	(12)

Notes:

(1)       Prior period tax adjustments include tax provision movements, adjustments to reflect submitted tax computations in the Netherlands and overseas, recovery of previously written-off current tax assets and changes in the valuation of deferred tax assets previously recognised.

7 Dividends

No dividend was paid by RBS Holdings N.V. during the year ended 31 December 2015 (2014 - €300 millon; 2013 - nil).

RBS Holdings N.V.                                                                                                                                                                                              107

Notes on the consolidated accounts

8 Financial instruments - classification

The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown within other assets and other liabilities.

		Designated as
		at fair value
	Held-for-	through	Hedging	Available-	Loans and	Other
	trading	profit or loss	derivatives	for-sale	receivables	assets	Total
	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	—		—	543		543
Loans and advances to banks (1, 8)	—	—		—	6,931		6,931
Loans and advances to customers (2, 8)	59	—		—	2,134		2,193
Amounts due from ultimate holding company	—	—		—	138		138
Debt securities (3)	133	151		1,614	26		1,924
Equity shares	82	90		43	—		215
Settlement balances	—	—		—	71		71
Derivatives (8)	2,144		77				2,221
Other assets						1,745	1,745
31 December 2015	2,418	241	77	1,657	9,843	1,745	15,981

Cash and balances at central banks	—	—		—	1,135		1,135
Loans and advances to banks (1, 8)	336	—		—	7,360		7,696
Loans and advances to customers (2, 8)	267	—		—	3,272		3,539
Amounts due from ultimate holding company	—	—		—	123		123
Debt securities (3)	160	148		2,649	26		2,983
Equity shares	125	93		42	—		260
Settlement balances	—	—		—	40		40
Derivatives (8)	4,369		63				4,432
Assets of disposal groups						1,257	1,257
Other assets						2,086	2,086
31 December 2014	5,257	241	63	2,691	11,956	3,343	23,551

For notes relating to this table refer to page 109.

RBS Holdings N.V.                                                                                                                                                                                              108

Notes on the consolidated accounts

8 Financial instruments - classification continued

		Designated as
		at fair value
	Held-for-	through	Hedging	Amortised	Other
	trading	profit or loss	derivatives	cost	liabilities	Total
	€m	€m	€m	€m	€m	€m
Liabilities
Deposits by banks (4,8)	251	—		2,725		2,976
Customer accounts (5)	255	—		1,226		1,481
Debt securities in issue (6)	3	400				403
Settlement balances and short positions	1	—		35		36
Derivatives (8)	1,833		28			1,861
Subordinated liabilities	—	659		3,797		4,456
Other liabilities					1,106	1,106
31 December 2015	2,343	1,059	28	7,783	1,106	12,319

Deposits by banks (4,8)	1,131	—		4,047		5,178
Customer accounts (5)	335	—		2,599		2,934
Debt securities in issue (6,7)	3	590		424		1,017
Settlement balances and short positions	2	—		32		34
Derivatives (8)	4,034		521			4,555
Subordinated liabilities	—	666		4,438		5,104
Liabilities of disposal groups					46	46
Other liabilities				13	1,197	1,210
31 December 2014	5,505	1,256	521	11,553	1,243	20,078

Notes:

(1)    Includes reverse repurchase agreements of €3,335 million (2014 - €1,070 million).

(2)    Includes reverse repurchase agreements of €36 million (2014 - nil).

(3)    Includes treasury bills, similar securities and other eligible bills of €730 million (2014 - €272 million).

(4)    Includes repurchase agreements of nil (2014 - €636 million).

(5)    Includes repurchase agreements of nil (2014 - €1 million).

(6)    Includes bonds and medium term notes of €403 million (2014 - €1,017 million).

(7) €31 million (2014 - €14 million) has been recognised in profit or loss for changes in credit risk associated with debt securities in issue designated as at fair value through profit or loss measured as the change in fair value from movements in the period in the credit risk premium payable by the Group.

(8)    Includes the following intergroup balances:

Loans and advances to banks of €5,893  million (2014 - €6,061 million).

Loans and advances to customers of €548 million (2014 - €373 million).

Derivative assets of €1,283 million (2014 - €2,255 million).

Bank deposits of €2,713 million (2014 - €3,875 million).

Derivative liabilities of €1,473 million (2014 - €3,403 million).

RBS Holdings N.V.                                                                                                                                                                                              109

Notes on the consolidated accounts

8 Financial instruments - classification continued
Amounts included in the consolidated income statement:
	2015	2014	2013
	€m	€m	€m
Gains/(losses) on financial assets/liabilities designated as at fair value through profit or loss	138	54	(28)
(Losses)/gains on disposal or settlement of loans and receivables	(2)	2	(28)

The tables below present information on financial assets and liabilities that are offset in the balance sheet under IFRS or subject to enforceable master netting agreement together with financial collateral received or given.

	Offsetable instruments			Offsetable potential not recognised by IFRS
				Effect of		Net amount
2015				master netting		after the effect of
		IFRS	Balance	and similar	Financial	netting arrangements
	Gross	offset	sheet	agreements	collateral	and related collateral
	€m	€m	€m	€m	€m	€m
Financial assets
Derivatives	102	—	102	(14)	(21)	67
Loans and advances to customers	775	(775)	—	—	—	—
Reverse repurchase agreements	46	—	46	—	(46)	—
	923	(775)	148	(14)	(67)	67

Financial liabilities
Derivatives	39	—	39	(14)	—	25
Customer accounts	775	(775)	—	—	—	—
	814	(775)	39	(14)	—	25

2014
Financial assets
Derivatives	1,673	—	1,673	(1,393)	(280)	—
Loans and advance to customers	1,104	(1,104)	—	—	—	—
	2,777	(1,104)	1,673	(1,393)	(280)	—

Financial liabilities
Derivatives	2,874	—	2,874	(1,393)	(245)	1,236
Customer accounts	1,104	(1,104)	—	—	—	—
	3,978	(1,104)	2,874	(1,393)	(245)	1,236

RBS Holdings N.V.                                                                                                                                                                                              110

Notes on the consolidated accounts

9 Financial instruments - valuation

Valuation of financial instruments carried at fair value

Control environment

Common valuation policies, procedures, frameworks and models apply across the RBS Group. Therefore for the most part, discussions on these aspects below reflect those in the RBS Group as relevant for businesses and operations in the Group.

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

Independent price verification (IPV)

IPV is a key element of the control environment. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team independent of those trading the financial instruments, in light of available pricing evidence.

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

Governance framework

IPV takes place at least each month end date, for exposures in the regulatory trading book and at least quarterly for exposures in the regulatory banking book. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Pricing Unit determines IPV policy, monitors adherence to that policy and performs additional independent reviews of highly subjective valuation issues.

The Modelled Product Review Committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by RBS Group’s Pricing Model Risk team. Valuation Committees are made up of valuation specialists and senior business representatives from various functions and oversee pricing, reserving and valuations issues as relevant to businesses within the RBS Group. These committees meet monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by the Valuation Committees and to discuss other relevant matters including prudential valuation.

RBS Holdings N.V.                                                                                                                                                                                              111

Notes on the consolidated accounts

Valuation hierarchy

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

Valuation techniques

The Group derives fair value of its instruments differently depending on whether the instrument is a modelled or non-modelled product.

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

RBS Holdings N.V.                                                                                                                                                                                              112

Notes on the consolidated accounts

Consensus pricing

The Group uses consensus prices for the IPV of some instruments. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products.  The Group contributes to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the Group submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. The sources of independent data are reviewed for quality and are applied in the IPV processes using formalised input quality hierarchy. These adjustments reflect the Group's assessment of factors that market participants would consider in setting a price.

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

Credit valuation adjustments

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in counterparty derivative exposures. CVA reserve at 31 December 2015 was €29 million (2014 - €54 million).

The CVA is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

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

RBS Holdings N.V.                                                                                                                                                                                              113

Notes on the consolidated accounts

9 Financial instruments - valuation continued

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

The fair value of the Group's derivative financial liabilities is adjusted to reflect the Group's own credit risk (DVA). Expected gains are applied to estimated potential future negative exposures, the modelling of which is consistent with the approach used in calculation of CVA relating to other counterparties. Expected gains are determined from market implied probabilities of default and recovery levels. Funding valuation adjustments (FVA) is also now considered the primary adjustment applied to derivative liabilities; the extent to which DVA and FVA overlap is eliminated from DVA.

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

	Debt securities
	in issue and
	subordinated
	liabilities (1)	Derivatives	Total
Cumulative own credit adjustment - decrease in liability	€m	€m	€m
2015	(182)	(6)	(188)
2014	(212)	(5)	(217)

Book values of underlying liabilities	€bn
2015	1.1
2014	1.3

Note:

(1)    Includes wholesale and retail note issuances.

RBS Holdings N.V.                                                                                                                                                                                              114

Notes on the consolidated accounts

Valuation hierarchy
The following tables show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2, level 3 and level 3 sensitivities.
				Level 3 sensitivity (2)
2015	Level 2	Level 3	Total	Favourable	Unfavourable
	€bn	€bn	€bn	€m	€m
Assets
Loans and advances	0.1	—	0.1	—	—
Debt securities	1.7	0.2	1.9	14	(13)
- of which AFS	1.6	—	1.6	—	—
Equity shares	0.1	0.1	0.2	15	(15)
Derivatives	2.1	0.1	2.2	10	(11)
	4.0	0.4	4.4	39	(39)

Proportion	90.9%	9.1%	100.0%

Liabilities
Deposits	0.4	0.1	0.5	10	(10)
Debt securities in issue	0.4	—	0.4	—	—
Derivatives	1.6	0.2	1.8	16	(28)
Subordinated liabilities	0.7	—	0.7	—	—
	3.1	0.3	3.4	26	(38)

Proportion	91.2%	8.8%	100.0%

For notes relating to this table see the following page.

RBS Holdings N.V.                                                                                                                                                                                              115

Notes on the consolidated accounts

9 Financial instruments - valuation continued

	Level 1	Level 2	Level 3	Total	Level 3 sensitivity (2)
2014	€bn	€bn	€bn	€bn	Favourable €m	Unfavourable €m
Assets
Loans and advances	—	0.6	—	0.6	—	—
Debt securities	0.7	2.3	—	3.0	4	(3)
- of which AFS	0.7	1.9	—	2.6	3	(3)
Equity shares	0.1	0.1	0.1	0.3	18	(19)
Derivatives	—	4.3	0.1	4.4	2	(2)
	0.8	7.3	0.2	8.3	24	(24)

Proportion	9.6%	88.0%	2.4%	100.0%

Liabilities
Deposits	—	1.4	—	1.4	—	—
Debt securities in issue	—	0.5	0.1	0.6	5	(4)
Derivatives	—	4.5	0.1	4.6	4	(3)
Subordinated liabilities	—	0.7	—	0.7	—	—
	—	7.1	0.2	7.3	9	(7)

Proportion	—	97.3%	2.7%	100.0%

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

(4)    The Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

(5)    Level 3 instruments were €0.4 billion for assets and €0.3 for liabilities (2014 - €0.2 billion for both assets and liabilities). The decrease during the year primarily related to €0.2 billion sales for assets and €0.1 billion for liabilities (2014 - the decrease during the year primarily related to €0.2 billion sales for both assets and liabilities and income statement losses of €0.1 billion on assets and gains of €0.1 billion on liabilities). Transfers from level 2 to 3 were €143 million for assets and €163 million for liabilities (2014 - transfers from level 2 to 3 were €66 million assets and €33 million liabilities). Transfers from level 3 to level 2 were €74 million in 2015 (2014 – not material). Amounts recognised in other comprehensive income were not material.

The amount of the total gains or losses included in profit or loss that is attributable to the change in unrealised gains or losses relating to those assets and liabilities held at the end of the reporting period was not material for any period presented.

(6)  For an analysis of derivatives by type of contract – see Note 12.

RBS Holdings N.V.                                                                                                                                                                                              116

Notes on the consolidated accounts

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

RBS Holdings N.V.                                                                                                                                                                                              118

Notes on the consolidated accounts

9 Financial instruments – valuation continued

Fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where fair value			Fair value hierarchy level
	approximates carrying value	Carrying value	Fair value	Level 2	Level 3
2015	€m	€m	€m	€m	€m
Financial assets
Cash and balances at central banks	543
Loans and advances to banks		6,931	6,988	4,649	2,339
Loans and advances to customers		2,134	2,051	399	1,652
Amount due from ultimate holding company		138	128	128	—
Debt securities		26	26	—	26
Settlement balances	71

Financial liabilities
Deposits by banks	1,265	1,460	1,480	803	677
Customer accounts	502	724	720	77	643
Settlement balances	35
Subordinated liabilities		3,797	3,754	3,754	—

2014
Financial assets
Cash and balances at central banks	1,135
Loans and advances to banks		7,360	7,383	2,855	4,528
Loans and advances to customers		3,272	3,213	54	3,159
Amount due from ultimate holding company		123	123	123	—
Debt securities		26	26	—	26
Settlement balances	40

Financial liabilities
Deposits by banks	367	3,680	3,698	1,415	2,283
Customer accounts	873	1,726	1,717	131	1,586
Debt securities in issue		424	424	424	—
Settlement balances	32
Subordinated liabilities		4,438	4,374	4,374	—

RBS Holdings N.V.                                                                                                                                                                                              119

Notes on the consolidated accounts

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

Loans and advances to banks and customers

In estimating the fair value of loans and advances to banks and customers measured at amortised cost, the Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)   Contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for the majority of portfolios where most counterparties have external ratings.

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

RBS Holdings N.V.                                                                                                                                                                                              120

Notes on the consolidated accounts

10 Financial instruments - maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2015			2014
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	543	—	543	1,135	—	1,135
Loans and advances to banks	6,746	185	6,931	7,341	355	7,696
Loans and advances to customers	1,255	938	2,193	1,966	1,573	3,539
Amounts due from ultimate holding company	—	138	138	—	123	123
Debt securities	1,121	803	1,924	1,072	1,911	2,983
Equity shares	—	215	215	—	260	260
Settlement balances	71	—	71	40	—	40
Derivatives	303	1,918	2,221	481	3,951	4,432

Liabilities
Deposits by banks	2,727	249	2,976	4,873	305	5,178
Customer accounts	1,155	326	1,481	2,446	488	2,934
Debt securities in issue	329	74	403	185	832	1,017
Settlement balances and short positions	35	1	36	34	—	34
Derivatives	199	1,662	1,861	610	3,945	4,555
Subordinated liabilities	38	4,418	4,456	884	4,220	5,104

RBS Holdings N.V.                                                                                                                                                                                              121

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

Held-for-trading assets and liabilities - held-for-trading assets of €2.4 billion (2014 - €5.3 billion) and liabilities of €2.3 billion (2014 - €5.5 billion) have been excluded from the tables below.

	0 - 3	3 - 12	1 – 3	3 - 5	5 - 10	10 - 20
	months	months	years	years	years	years
2015	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	543	—	—	—	—	—
Loans and advances to banks	6,607	46	196	—	—	—
Amounts due from ultimate holding company	—	11	22	22	55	110
Debt securities	1,040	118	563	—	6	—
Settlement balances	71	—	—	—	—	—
Total maturing assets	8,261	175	781	22	61	110
Loans and advances to customers	892	357	161	348	196	1
Derivatives held for hedging	36	21	18	—	—	—
	9,189	553	960	370	257	111

Liabilities by contractual maturity
Deposits by banks	2,124	445	142	28	—	—
Debt securities in issue	182	268	83	10	8	—
Subordinated liabilities	50	250	959	786	1,211	2,099
Settlement balances and other liabilities	103	—	—	—	—	—
Total maturing liabilities	2,459	963	1,184	824	1,219	2,099
Customer accounts	937	204	15	30	5	6
Derivatives held for hedging	18	10	2	1	2	—
	3,414	1,177	1,201	855	1,226	2,105

Maturity gap	5,802	(788)	(403)	(802)	(1,158)	(1,989)
Cumulative maturity gap	5,802	5,014	4,611	3,809	2,651	662

RBS Holdings N.V.                                                                                                                                                                                              122

Notes on the consolidated accounts

10 Financial instruments - maturity analysis continued
	0 - 3	3 - 12	1 – 3	3 - 5	5 - 10	10 - 20
	months	months	years	years	years	years
2014	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	1,135	—	—	—	—	—
Loans and advances to banks	6,995	19	93	237	—	5
Amounts due from ultimate holding company	—	10	20	20	49	99
Debt securities	708	406	470	331	275	497
Settlement balances	40	—	—	—	—	—
Total maturing assets	8,878	435	583	588	324	601
Loans and advances to customers	1,174	548	653	318	246	287
Derivatives held for hedging	14	21	24	4	—	—
	10,066	1,004	1,260	910	570	888

Liabilities by contractual maturity
Deposits by banks	3,357	425	193	53	20	—
Debt securities in issue	34	242	205	449	18	—
Subordinated liabilities	511	637	510	1,212	1,161	1,902
Settlement balances and other liabilities	45	—	—	—	—	—
Total maturing liabilities	3,947	1,304	908	1,714	1,199	1,902
Customer accounts	2,070	338	142	4	37	6
Derivatives held for hedging	78	22	79	64	132	154
	6,095	1,664	1,129	1,782	1,368	2,062

Maturity gap	4,931	(869)	(325)	(1,126)	(875)	(1,301)
Cumulative maturity gap	4,931	4,062	3,737	2,611	1,736	435

RBS Holdings N.V.                                                                                                                                                                                              123

Notes on the consolidated accounts

10 Financial instruments - maturity analysis continued

Guarantees and commitments notional amount	2015	2014
	€m	€m
Guarantees (1)	4,630	5,694
Commitments (2)	440	648
	5,070	6,342

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

11 Financial assets - impairments
The following table shows the movement in the provision for impairment losses for loans and advances.

	Individually		Total	Total
	assessed	Latent	2015	2014
	€m	€m	€m	€m
At 1 January	109	5	114	195
Currency translation and other adjustments	9	4	13	(7)
Amounts written-off	(19)	—	(19)	(30)
Recoveries of amounts previously written-off	5	—	5	4
Released to the income statement - continuing operations	(20)	(7)	(27)	(48)
At 31 December	84	2	86	114

	2015	2014	2013
Impairment losses charged to the income statement	€m	€m	€m
Loans and advances to customers	(27)	(48)	(38)
Recoveries to RBS plc under credit protection arrangements	4	1	46
Debt securities	126	58	34
	103	11	42

RBS Holdings N.V.                                                                                                                                                                                              124

Notes on the consolidated accounts

11 Financial assets – impairments continued
The following tables analyse impaired financial assets.

	2015			2014
			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value
	€m	€m	€m	€m	€m	€m
Loans and advances to customers (1)	133	84	49	203	109	94

Notes:

(1)    All impairment provisions were individually assessed in 2015 and 2014.

	Carrying	Carrying
	value	value
	2015	2014
	€m	€m
Debt securities	19	26

The Group holds collateral in respect of certain loans and advances to banks and to customers that are past due or impaired. Such collateral includes mortgages over property; charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

No loans have been subject to forbearance in the past 12 months that would otherwise have been past due or impaired (2014 - nil).

12 Derivatives

Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risks.

RBSH Group enters into fair value hedges, cash flow hedges and hedges of net investments in foreign operations. The majority of RBSH Group's interest rate hedges relate to the management of RBSH Group's non trading interest rate risk. RBSH Group manages this risk within approved limits. Residual risk positions are hedged with derivatives principally interest rate swaps. Suitable larger ticket financial instruments are fair value hedged and qualifying for hedge accounting. The majority of RBSH Group's fair value hedges involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. RBSH Group hedges its net investments in foreign operations with currency borrowings and forward foreign exchange contracts.

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

RBS Holdings N.V.                                                                                                                                                                                              125

Notes on the consolidated accounts

12 Derivatives continued
The following table shows the notional amounts and fair values of the Group's derivatives.

	2015			2014
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	€m	€m	€m	€m	€m	€m
Exchange rate contracts
Spot, forwards and futures	7,159	130	90	30,888	264	283
Currency swaps	17,240	207	363	34,554	571	669
Options purchased	63	—	—	1,011	3	—
Options written	66	—	5	970	—	9

Interest rate contracts
Interest rate swaps	50,745	1,638	1,310	47,823	3,248	3,412
Options purchased	—	—	—	18	—	—
Options written	—	—	—	156	—	2

Credit derivatives	825	9	1	1,709	34	22

Equity and commodity contracts	341	237	92	481	312	158
		2,221	1,861		4,432	4,555

Certain derivative asset and liability balances in 2014, which met the offset criteria in IAS 32 ‘Financial Instruments: Presentation’, were shown net.

Included above are derivatives held for hedging purposes as follows:

	2015		2014
	Assets	Liabilities	Assets	Liabilities
	€m	€m	€m	€m
Fair value hedging
Interest rate contracts	36	6	48	451

Cash flow hedging
Exchange rate contracts	—	3	—	6

Net investment hedging
Exchange rate contracts	41	19	15	64

Hedge ineffectiveness recognised in other operating income comprised:
	2015	2014	2013
	€m	€m	€m
Fair value hedging
(Losses)/gains on the hedged items attributable to the hedged risk	(35)	314	(562)
Gains/(losses) on the hedging instruments	42	(312)	556
Fair value ineffectiveness	7	2	(6)

The Group enters into fair value, cash flow and net investment hedges. The majority of this fair value hedges involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. The hedging investments in net investments in foreign operations and forward foreign exchange contracts.

RBS Holdings N.V.                                                                                                                                                                                              126

Notes on the consolidated accounts

13 Debt securities
	Other
	central	Bank and
	and local	building		Other financial		Of which
	government	society	Corporate	institutions	Total	ABS (1)
2015	€m	€m	€m	€m	€m	€m
Held-for-trading	—	—	—	133	133	—
Designated as at fair value through profit or loss	151	—	—	—	151	—
Available-for-sale	1,098	—	119	397	1,614	149
Loans and receivables	—	1	—	25	26	—
	1,249	1	119	555	1,924	149

Available-for-sale
Gross unrealised gains	3	—	—	—	3	—
Gross unrealised losses	—	—	—	(17)	(17)	(17)

2014
Held-for-trading	4	147	2	7	160	—
Designated as at fair value through profit or loss	142	3	—	3	148	—
Available-for-sale	1,947	164	149	389	2,649	154
Loans and receivables	—	—	—	26	26	26
	2,093	314	151	425	2,983	180

Available-for-sale
Gross unrealised gains	310	—	—	31	341	—
Gross unrealised losses	(2)	—	—	(43)	(45)	(26)

Note:

(1)    Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

Net losses of €51 million (2014 - €324 million) were realised on the sale of available-for-sale debt securities.

RBS Holdings N.V.                                                                                                                                                                                              127

Notes on the consolidated accounts

13 Debt securities continued
The following table analyses the Group's available-for-sale debt securities and the related yield (based on weighted averages), by remaining maturity and issuer.

	Within 1 Year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2015	€m	%	€m	%	€m	%	€m	%	€m	%
Other central and local government	753	0.84	345	11.60	—	—	—	—	1,098	4.22
Other financial institutions	248	2.52	—	—	—	—	149	0.05	397	1.60
Corporate	119	—	—	—	—	—	—	—	119	0.07
	1,120	1.13	345	11.60	—	—	149	0.05	1,614	3.27

Of which ABS (1)	—	—	—	—	—	—	149	0.05	149	0.05

2014
Other central and local government	532	1.48	403	13.93	111	3.36	901	3.42	1,947	5.06
Bank and building society	164	0.08	—	—	—	—	—	—	164	0.08
Other financial institutions	204	0.12	31	1.69	—	—	154	0.22	389	0.28
Corporate	149	0.09	—	—	—	—	—	—	149	0.09
	1,049	0.80	434	13.06	111	3.36	1,055	2.96	2,649	3.77

Of which ABS (1)	—	—	—	—	—	—	154	0.22	154	0.22

Note:

(1)    Includes asset-backed securities issued by US federal agencies and government sponsored entities.

14 Equity shares
	2015			2014
	Listed	Unlisted	Total	Listed	Unlisted	Total
	€m	€m	€m	€m	€m	€m
Held-for-trading	39	43	82	13	112	125
Designated as at fair value
through profit or loss	—	90	90	—	93	93
Available-for-sale	40	3	43	37	5	42
	79	136	215	50	210	260

Available-for-sale
Gross unrealised gains	—	2	2	—	19	19

Net gains of €2 million (2014 - €2 million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was €0.1 million (2014 - €4.6 million).

RBS Holdings N.V.                                                                                                                                                                                              128

Notes on the consolidated accounts

15 Interests in associates

The Group has one significant associate, Saudi Hollandi Bank (SHB) which is incorporated and has its principal place of business in the Kingdom of Saudi Arabia. The Group holds 40% of SHB’s shares. It is accounted for using the equity method.

	2015		2014
	Carrying value	Fair value	Carrying value	Fair value
	€m	€m	€m	€m
SHB	1,199	1,614	945	1,865
Other associates	2		2
Interests in associates	1,201		947

The following table shows summary income statement and balance sheet information for SHB translated into €.

	2015	2014	2013
Saudi Hollandi Bank	€m	€m	€m
Total income	864	638	512
Total expenses	(378)	(273)	(218)
Profit before tax	486	365	294

Share of profit after tax	155	117	57

		2015	2014
		€m	€m
Cash and balances at central banks		1,869	2,088
Loans to banks		180	118
Loans and advances to customers		18,631	14,284
Debt securities and equity shares		5,194	4,118
Other assets		568	576
Total assets		26,442	21,184

Deposits by banks		332	670
Customer deposits		21,735	16,841
Other liabilities		1,433	1,318
Total liabilities		23,500	18,829

16 Prepayments, accrued income and other assets
	2015	2014
	€m	€m
Prepayments and deferred expenses	78	72
Current tax	38	43
Intangible assets	1	6
Property, plant & equipment	19	16
Other assets	398	968
	534	1,105

RBS Holdings N.V.                                                                                                                                                                                              129

Notes on the consolidated accounts

17 Discontinued operations and assets and liabilities of disposal groups
(a) Profit from discontinued operations, net of tax
	2015	2014	2013
	€m	€m	€m
Total income	44	30	34
Operating expenses	(5)	(3)	(3)
Operating profit before tax	39	27	31
Tax	(17)	(12)	(12)
Profit after tax	22	15	19

(b) Assets and liabilities of disposal groups

2014
€m
Assets of disposal groups
Loans and advances to customers	1,213
Other assets	44
1,257

Liabilities of disposal groups
Customer accounts	42
Other liabilities	4
46

At 31 December 2014 assets and liabilities of disposal groups related mainly to the remaining Dutch State acquired business which were sold during 2015.

RBS Holdings N.V.                                                                                                                                                                                              130

Notes on the consolidated accounts

18 Settlement balances and short positions
	2015	2014
	€m	€m
Settlement balances (amortised cost)	35	32
Short positions (held-for-trading):
Debt securities
- Other issuers	1	2
	36	34

19 Provisions, accruals and other liabilities
	2015	2014
	€m	€m
Current taxation	60	58
Accruals	29	73
Retirement benefit liabilities	34	32
Insurance reserves	249	247
Other liabilities	676	712
	1,048	1,122

Alcover AG (Alcover) is consolidated by RBS N.V.; Alcover’s insurance business is in run-off. Claims reserves represent the risk-adjusted cash outflows required to settle outstanding claims as they develop. These reserves are established on the basis of an external actuarial valuation and reflect historical claims experience.

Included in other liabilities are the following provisions for liabilities and charges:
			Other
	Litigation	Restructuring	provisions
	€m	€m	€m
At 1 January 2015	47	4	75
Transfer	14	—	(14)
Currency translation and other movements	—	—	2
Charge to income statement	14	32	9
Releases to income statement	(10)	—	—
Provisions utilised	(18)	(4)	(37)
At 31 December 2015	47	32	35

Other provisions include tax provisions and other provisions arising in the normal course of business.

Arising out of its normal business operations, the Group is party to legal proceedings in the Netherlands, United Kingdom, the United States of America and other jurisdictions. Litigation provisions at 31 December 2015 related to numerous proceedings; no individual provision is material. Detailed descriptions of the Group’s legal proceedings and discussion of the associated uncertainties are given in Note 26.

RBS Holdings N.V.                                                                                                                                                                                              131

Notes on the consolidated accounts

20 Deferred taxation
	2015	2014
	€m	€m
Deferred tax asset	(10)	(34)
Deferred tax liability	58	88
Net deferred tax liability	48	54

		Accelerated			Available
		capital		Revaluations/	-for-sale	Cash flow
	Pension	allowances	Provisions	deferred gains	financial assets	hedging	Other	Total
	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January 2014	(12)	(1)	(21)	62	—	—	(5)	23
(Disposal)/acquisition of subsidiaries	—	—	(1)	—	2	—	10	11
Charge/(credit) to income statement	1	—	13	6	—	—	(1)	19
Charge/(credit) to other comprehensive
income	—	—	—	—	1	(1)	—	—
Currency translation and other
adjustments	10	—	(1)	9	—	—	(17)	1
At 1 January 2015	(1)	(1)	(10)	77	3	(1)	(13)	54
Charge/(credit) to income statement	1	—	(8)	(38)	—	—	32	(13)
(Credit)/charge to other comprehensive
income	—	—	—	—	(2)	1	—	(1)
Currency translation and other
adjustments	—	—	—	8	—	—	—	8
At 31 December 2015 (1)	—	(1)	(18)	47	1	—	19	48

Note:

(1)   Other deferred tax assets are recognised, that depend on the availability of future taxable profits in excess of profits arising from the reversal of other temporary differences. Tax losses in the Netherlands can be carried forward for up to nine years, however business projections prepared for impairment review indicate it is probable that insufficient future taxable income will be available against which to offset these recognised deferred tax assets in respect of the unused tax losses. Therefore these tax assets have been fully impaired. For the remaining deferred tax assets, business projections prepared for impairment reviews indicate that it is probable that sufficient future taxable income will be available against which to offset these recognised deferred tax assets. In jurisdictions where doubt exists over the availability of future taxable profits, deferred tax assets of €2,593 million (2014 - €2,259 million; 2013 - €2,492 million) have not been recognised in respect of tax losses carried forward of €10,430 million (2014 - €9,242 million; 2013 - €10,052 million). Of these losses, nil will expire within one year, €5,880 million within five years and €3,087 million thereafter. The balance of tax losses carried forward has no time limit.

RBS Holdings N.V.                                                                                                                                                                                              132

Notes on the consolidated accounts

21 Subordinated liabilities
	2015	2014
	€m	€m
Dated loan capital	1,454	2,379
Undated loan capital	3,002	2,725
	4,456	5,104

RBS N.V. has now resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2013. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date; and by the next call date.

		2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - final redemption		€m	€m	€m	€m	€m	€m	€m
US dollar		3	—	578	123	138	3,002	3,844
Euro		35	—	273	—	290	—	598
Other		—	—	14	—	—	—	14
		38	—	865	123	428	3,002	4,456

	Currently	2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - call date	€m	€m	€m	€m	€m	€m	€m	€m
US dollar	3,002	3	—	578	123	138	—	3,844
Euro	—	35	—	273	—	290	—	598
Other	—	—	—	14	—	—	—	14
	3,002	38	—	865	123	428	—	4,456

		2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - final redemption		€m	€m	€m	€m	€m	€m	€m
US dollar		464	—	543	113	125	2,725	3,970
Euro		420	37	274	—	288	—	1,019
Other		—	—	101	14	—	—	115
		884	37	918	127	413	2,725	5,104

	Currently	2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - call date	€m	€m	€m	€m	€m	€m	€m	€m
US dollar	2,725	464	—	543	113	125	—	3,970
Euro	—	420	37	274	—	288	—	1,019
Other	—	101	—	—	14	—	—	115
	2,725	985	37	817	127	413	—	5,104

RBS Holdings N.V.                                                                                                                                                                                              133

Notes on the consolidated accounts

Redemptions in the period (values as at date of transaction)
	Capital	2015	2014
	treatment	€m	€m
AUD26 million floating rate notes	Ineligible	18	—
AUD123 million floating rate notes	Ineligible	84	—
US$564 million floating rate notes	Tier 2	527	—
€415 million floating rate notes	Tier 2	415	—
€5 million floating rate notes	Tier 2	5	—
US$22 million floating rate notes (partial redemption)	Tier 2	20	—
AUD451.8 million 6.50% notes 2018 (partial redemption)	Tier 2	—	292
AUD149.2 million 7.46% notes 2018 (partial redemption)	Tier 2	—	97
US$72.8 million floating rate notes 2019 (partial redemption)	Tier 2	—	56
		1,069	445

Subordinated liabilities held at 31 December:

	Capital	2015	2014
Dated loan capital	treatment	€m	€m
€250 million floating rate notes 2019	Tier 2	273	274
€150 million floating rate notes 2041	Tier 2	290	288
€15 million floating rate notes 2020	Tier 2	14	15
€415 million floating rate notes (redeemed June 2015)	Tier 2	—	415
€5 million floating rate notes (redeemed October 2015)	Tier 2	—	5
US$25 million floating rate notes 2019 (part redeemed April and June 2015)	Tier 2	25	42
US$72 million 5.98% notes 2019	Tier 2	57	49
US$500 million 4.65% notes 2018	Tier 2	494	451
US$564 million floating rate notes (redeemed March 2015)	Tier 2	—	464
AUD123 million floating rate dated notes (redeemed February 2015)	Ineligible	—	84
AUD26 million floating rate notes (redeemed February 2015)	Ineligible	—	17
€26 million 7.42% notes 2016	Tier 2	27	29
€7 million 7.38% notes 2016	Tier 2	8	8
US$136 million 7.75% notes 2023	Tier 2	126	113
US$150 million 7.13% notes 2093	Tier 2	140	125
		1,454	2,379

Note:

(1)       Since the introduction of CRDIV and CRR, all Tier 2 subordinated debt issuances are eligible for grandfathering only and therefore subject to transitional rules.

	Capital	2015	2014
Undated loan capital	treatment	€m	€m
US$1,285 million 6.03% trust preferred notes	Tier 1	1,179	1,059
US$200 million 6.38% trust preferred notes	Tier 1	183	165
US$1,800 million 6.20% trust preferred notes	Tier 1	1,640	1,501
		3,002	2,725

RBS Holdings N.V.                                                                                                                                                                                              134

Notes on the consolidated accounts

22 Share capital

The company’s share capital at 31 December 2015 and 2014 consisted of 89,287 issued and fully paid ordinary shares of €0.56 each. The Company’s authorised share capital amounts to €224,000. It comprises 400,000 ordinary shares, each with a nominal value of €0.56.

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

23 Reserves

Share premium reserve

In both 2015 and 2014, there were capital injections from RFS Holdings BV reflecting amounts received by RFS Holdings BV from Santander (2015 - €57 million; 2014 - €72 million) and NL Financial Investments (2014 - €67 million). In addition, there was a distribution to RFS Holdings BV of €103 million in 2014 to fund the repayment of its loan from ABN Amro Bank.

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

Consolidated structured entities

Securitisations

In a securitisation, assets, or interests in a pool of assets, are transferred generally to a SE which then issues liabilities to third party investors. The majority of securitisations are supported through liquidity facilities or other credit enhancements. The Group arranges securitisations to facilitate client transactions and undertakes own asset securitisations to sell or to fund portfolios of financial assets. The Group also acts as an underwriter and depositor in securitisation transactions in both client and proprietary transactions.

The Group’s involvement in client securitisations takes a number of forms. It may: sponsor or administer a securitisation programme; provide liquidity facilities or programme-wide credit enhancement; and purchase securities issued by the vehicle.

Own asset securitisations

In own-asset securitisations, the pool of assets held by the SE is either originated by the Group, or (in the case of whole loan programmes) purchased from third parties.

RBS Holdings N.V.                                                                                                                                                                                              135

Notes on the consolidated accounts

24 Structured entities and asset transfers continued

Unconsolidated structured entities

The Group’s interests in unconsolidated structured entities are analysed below.

	2015			2014
	Asset backed			Asset backed
	Securitisation	Investment		Securitisation	Investment
	vehicles	funds and other	Total	vehicles	funds and other	Total
	€m	€m	€m	€m	€m	€m
Held-for-trading
Loans and advances to customers and debt securities	10	—	10	8	—	8
Equity shares	—	2	2	—	22	22
Derivative assets	1	—	1	—	—	—
Derivative liabilities	(2)	—	(2)	(1)	—	(1)
Total	9	2	11	7	22	29

Other than held-for-trading
Loans and advances to customers	12	—	12	38	—	38
Debt securities	148	—	148	153	21	174
	160	—	160	191	21	212

Maximum exposure	169	2	171	198	43	241

Notes:

(1)    Income from interests in unconsolidated structured entities includes interest receivable, changes in fair value, and other income less impairments that may be required.

(2)    A sponsored entity is a structured entity, established by the Group where the Group provides liquidity and/or credit enhancements or provides ongoing services to the entity. The Group can act as sponsor for its own or for customers’ transactions.

Transfers that do not qualify for derecognition

Asset transfers

Under IAS 39 a financial asset is transferred if the Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. Following a transfer the financial asset will be derecognised; not derecognised and retained in full on the Group’s balance sheet; continue to be recognised on the balance sheet to the extent of the Group’s continuing involvement.

Securities repurchase agreements and lending transactions

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

Securities sold under such repurchase transactions are not derecognised if the Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of debt securities transferred under repurchase transactions included on the balance sheet was nil (2014 - €0.6 billion; 2013 - €12.4 billion). Securities received as collateral under reverse repurchase agreements amounted to €3.4 billion (2014 - €1.1 billion), of which €1.0 billion (2014 - nil) had been sold or repledged as collateral of the Group’s own transactions.

RBS Holdings N.V.                                                                                                                                                                                              136

Notes on the consolidated accounts

24 Structured entities and asset transfers continued

Assets pledged as collateral

The Group pledges collateral with its counterparties in respect of bank and other borrowings. This primarily relates to assets pledged for bank and other borrowings.

Assets pledged against liabilities	2015	2014
	€m	€m
Loans and advances to banks	—	321
Loans and advances to customers	445	695
Debt securities	140	131
	585	1,147

Liabilities secured by assets
Debt securities in issue	—	424
Derivatives	53	531
	53	955

25 Capital resources
The Group's regulatory capital resources were as follows:
	2015	2014
	CRR	CRR
	transitional basis	transitional basis
	€m	€m
Tier 1
Controlling interests	3,662	3,473
Adjustment for:
- Goodwill and other intangible assets	(3)	(44)
- Unrealised losses on available-for-sale debt securities	9	54
- Unrealised gains on available-for-sale equities	(7)	(7)
- Other regulatory adjustments	(195)	(225)
Common Equity Tier 1	3,466	3,251
Trust preferred securities	3,006	2,686
Disallowed Tier 1 capital	(1,538)	(1,008)
Total Tier 1 capital	4,934	4,929

Tier 2
Subordinated debt	891	1,043
Disallowed Tier 1 capital	1,538	1,008
Disqualified Tier 2 capital	(237)	—
Deductions from Tier 2 capital	(166)	(153)
Total Tier 2 capital	2,026	1,898

Total regulatory capital	6,960	6,827

It is the Group’s policy to maintain an appropriate capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders, while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of DNB. DNB uses Capital Ratios as a measure of capital adequacy in the Dutch banking sector, comparing a bank’s capital resources with its risk-weighted assets (RWAs) (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks). The Group has complied with its capital requirements during the year.

A number of subsidiaries and sub-groups within the Group are subject to various individual regulatory capital requirements in the UK and overseas. Furthermore, the payment of dividends by subsidiaries and the ability of members of the Group to lend money to other members of the Group may be subject to restrictions such as local regulatory or legal requirements, the availability of reserves and financial and operating performance.

RBS Holdings N.V.                                                                                                                                                                                              137

Notes on the consolidated accounts

26 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2015. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

		More than	More than
		1 year but	3 years but
	Less than	less than	less than	Over
	1 year	3 years	5 years	5 years	2015	2014
	€m	€m	€m	€m	€m	€m
Contingent liabilities and commitments
Guarantees and assets pledged as collateral security	128	—	476	4,026	4,630	5,694
Other contingent liabilities	95	35	4	1,243	1,377	1,444
Standby facilities, credit lines and other commitments	407	27	—	48	482	921
	630	62	480	5,317	6,489	8,059

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

Also included within guarantees and assets pledged as collateral security as at 31 December 2015 is €4.0 billion (2014 and 2013 - €4.0 billion) which relates to the Group’s obligations over liabilities held within the Dutch State acquired businesses included in the new ABN AMRO Bank N.V. On the division of an entity by demerger, Dutch law establishes a cross liability between surviving entities in respect of the creditors at the time of the demerger. The Group’s cross liability is limited by law to the lower of its equity and the eligible debts of ABN AMRO Bank N.V. on 6 February 2010. The likelihood of any cross liability crystallising is considered remote.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Standby facilities and credit lines - under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

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

	2015	2014
	€m	€m
Minimum rentals payable under non-cancellable operating leases (1)
- Within 1 year	17	15
- After 1 year but within 5 years	37	28
- After 5 years	15	19
Total	69	62

Note:

(1)    Predominantly property leases

RBS Holdings N.V.                                                                                                                                                                                              138

Notes on the consolidated accounts

Litigation, arbitration, investigations and reviews

RBS N.V. and other members of RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the Netherlands, the United Kingdom (UK), the European Union (EU), the United States (US) and other jurisdictions.

The Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 31 December 2015.

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the  Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision.

There are situations where the Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the Group believes it has credible defences and should prevail on the merits. There are also situations where it may be in the interests of members of the Group to settle adverse claims, including involving significant amounts, on a commercial basis in order to facilitate the achievement of a wider commercial or strategic objective. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

The Group may not be directly involved in all of the following litigation, arbitration, investigations and reviews but due to the potential implications to RBS Group of such litigation, arbitration, investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on the Group. Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate. RBS Group expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

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

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

RBS Holdings N.V.                                                                                                                                                                                              139

Notes on the consolidated accounts

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming RBS Group as a defendant, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the Court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. Since then, the Court has issued additional orders broadly addressing other potential grounds for dismissal of various of plaintiffs’ claims, including dismissal for lack of personal jurisdiction, and the Court is now in the process of applying these rulings across the cases in the coordinated proceeding. The Court’s dismissal of plaintiffs’ antitrust claims is currently on appeal to the United States Court of Appeals for the Second Circuit.

Certain members of RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR, (ii) Euribor, (iii) Swiss Franc LIBOR and (iv) Pound sterling LIBOR, all of which are pending before other judges in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs’ antitrust claims, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations involving RBS Group are set out under ‘Investigations and reviews’ on page 121.

FX antitrust litigation

RBS Group companies have settled all claims that are or could be asserted on behalf of the classes in a consolidated action alleging an antitrust conspiracy in relation to foreign exchange transactions, which is pending in the United States District Court for the Southern District of New York. Following the Court’s preliminary approval of the settlement on 15 December 2015, the RBS Group paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement. Other class action complaints, including a complaint asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, are pending in the same court and name certain members of the RBS Group as defendants.

In September 2015, certain members of the RBS Group, including RBS N.V., as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades.

Certain other foreign exchange transaction related claims have been or may be threatened against the RBS Group in other jurisdictions. The RBS Group cannot predict whether any of these claims will be pursued, but expects that several may.

World Online

In November 2009, the Supreme Court in the Netherlands issued a declaratory judgment against World Online International N.V. (World Online), Goldman Sachs International and ABN AMRO Bank N.V. (now RBS N.V.) in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment did not establish liability or the amount of any loss. The defendant banks paid settlement sums to certain investors. The potential claim that was brought to the Group's attention in December 2011, and issued in June 2014, has been settled. The claim was on behalf of a group of individuals linked to a company acquired by World Online in 2000.

CPDO Litigation

CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia, and on RBS Group in England relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). The claims in the Netherlands have been stayed pending the outcome of the claims in England. In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case, holding that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million.

Following an unsuccessful appeal, RBS N.V. made the required payments totalling A$19.7 million in March and April 2013. The judgment may potentially have significance to the other claims served and to any future similar claims.

Credit Default Swap Antitrust Litigation

Certain members of RBS Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York alleging an unlawful restraint of trade in the market for credit default swaps. The RBS Group defendants have reached an agreement to settle this matter for US$33 million, and that settlement received preliminary approval from the Court on 29 October 2015. The settlement amount has been paid into escrow pending final court approval of the settlement.

RBS Holdings N.V.                                                                                                                                                                                              140

Notes on the consolidated accounts

Fondazione Monte dei Paschi di Siena

A claim for €285.9 million was brought by Fondazione Monte dei Paschi di Siena (FMPS) in July 2014 against former directors and 13 syndicate banks, including RBS N.V., in connection with an Italian law-governed term facility agreement for €600 million dated 4 June 2011. The claim is a civil action based on a non-contractual liability arising from the alleged breach of the by-laws of FMPS which set a 20 per cent limit for its debt to equity ratio (the Ratio). The lenders are alleged to have aided and abetted the former directors of FMPS to breach the Ratio. It is alleged that as sophisticated financial institutions, each lender should have known FMPS’s financial situation, including its debt to equity ratio, and that putting the facility in place would cause it to breach the Ratio. The claim has been transferred to the Florence courts. RBS N.V. will defend the claim.

Freeman v. HSBC Holdings PLC and others

On 10 November 2014, RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, and Bank Saderat) were named as defendants in a complaint filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in more than 70 attacks in Iraq between 2004 and 2011. The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-terrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. On 2 April 2015, the plaintiffs filed an amended complaint adding Commerzbank as an additional defendant. On 29 May 2015, the defendants filed a motion to dismiss the amended complaint in this matter.

Arbitration

Greek Bonds

RBS N.V. and ABN AMRO Bank N.V. are in dispute over the ownership of economic exposure to certain Greek bonds. ABN AMRO Bank N.V. has commenced arbitration proceedings, claiming approximately €70 million, against RBS N.V..

Investigations and reviews

The Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the Netherlands, the UK, the EU, the US and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the Netherlands, the UK, the EU, the US and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes. The Corporate & Institutional Banking (CIB) segment of RBS Group in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed income securities, including structured products and government securities. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The Group is co-operating fully with the investigations and reviews described below.

LIBOR and other trading rates

In February 2013 RBS Group announced settlements with the Financial Services Authority (FSA) in the UK, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations and also agreed to certain undertakings in its settlement with the CFTC. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. The DPA expired in April 2015 and is of no further effect.

In April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and in January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

RBS Holdings N.V.                                                                                                                                                                                              141

Notes on the consolidated accounts

In February 2014, RBS Group paid settlement penalties of approximately €260 million and €131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

In July 2014, RBS N.V. and RBS plc entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS N.V. and RBS plc made various undertakings and agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

In October 2014, the EC announced its findings that (1) RBS Group and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss Franc LIBOR benchmark interest rate between March 2008 and July 2009; and (2) RBS Group and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss Franc interest rate derivatives in the European Economic Area (EEA). RBS Group received full immunity from fines.

RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards.

RBS Group is providing information and documents to the CFTC as part of its investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. RBS Group understands that the CFTC investigation is at an advanced stage. RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, as there remains considerable uncertainty around the outcome of these investigations, it is not practicable to estimate the aggregate impact reliably, if any, on RBS Group which may be material.

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the CFTC in relation to investigations into failings in RBSG’s FX businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and has agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations. The DOJ fine is fully covered by existing provisions.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a US$395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS plc is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs after they are approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

RBS Group is responding to investigations and inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its CIB segment, including with respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

RBS Holdings N.V.                                                                                                                                                                                              142

Notes on the consolidated accounts

On 21 July 2014, the Serious Fraud Office in the UK announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. On 15 March 2016, the SFO announced that it was closing its investigation, having concluded that, based on the information and material obtained, there was insufficient evidence for a realistic prospect of conviction.

Governance and risk management consent order

In July 2011, RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. branches (the US Branches).

In the Governance Order, RBS Group agreed to create the following written plans or programmes:

•         a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS Group’s U.S. operations on an enterprise-wide and business line basis;

•         an enterprise-wide risk management programme for RBS Group’s U.S. operations;

•         a plan to oversee compliance by RBS Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance;

•         a Bank Secrecy Act/anti-money laundering compliance programme for the U.S. Branches on a consolidated basis;

•         a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;

•         a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

•         a plan designed to enhance the U.S. Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order.

RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS Group's US operations. RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS Group's activities in the US may be subject to significant limitations and/or conditions.

RBS Holdings N.V.                                                                                                                                                                                              143

Notes on the consolidated accounts

27 Changes in operating assets and liabilities
	2015	2014	2013
	€m	€m	€m
Decrease in loans and advances to banks and customers	2,314	558	5,885
(Increase)/decrease in securities	(334)	548	789
Increase in other assets	(327)	(133)	(32)
Decrease in derivative assets	2,008	503	4,464
Changes in operating assets	3,661	1,476	11,106
Decrease in deposits by banks and customers	(3,659)	(15,100)	(12,418)
Decrease in debt securities in issue	(614)	(362)	(1,337)
Increase/(decrease) in other liabilities	902	21	(289)
Decrease in derivative liabilities	(2,491)	(1,434)	(5,328)
Increase/(decrease) in settlement balances and short positions	2	(68)	(7)
Changes in operating liabilities	(5,860)	(16,943)	(19,379)
Charges in operating assets and liabilities	(2,199)	(15,467)	(8,273)

28 Interest received and paid
	2015	2014	2013
	€m	€m	€m
Interest received	306	702	502
Interest paid	(346)	(338)	(582)
	(40)	364	(80)

29 Analysis of cash and cash equivalents
	2015	2014	2013
	€m	€m	€m
At 1 January
- cash	2,417	4,836	8,660
- cash equivalents	295	522	1,370
	2,712	5,358	10,030
Net cash outflow	(951)	(2,646)	(4,672)
At 31 December	1,761	2,712	5,358

Comprising:
Cash and balances at central banks	543	1,135	3,199
Loans and advances to banks (1)	1,037	1,478	2,145
Treasury bills and debt securities	181	99	14
Cash and cash equivalents	1,761	2,712	5,358

Note:

(1)    Cash collateral posted with bank counterparties in respect of derivative liabilities is nil (2014 - €321 million, 2013 - €804 million).

The Group had mandatory reserve deposits with central banks of €255 million (2014 - €190 million; 2013 - €73 million).

RBS Holdings N.V.                                                                                                                                                                                              144

Notes on the consolidated accounts

30 Segmental analysis

During 2015 the progress made by the restructuring programme reduced the reportable segments from CIB and RCR to a single segment spanning all of the Group’s activities. As a consequence, prior periods have been restated. This achievement required both withdrawing from territories where the Group had less than critical mass and reducing the Treasury portfolios to a level commensurate with the new territorial footprint. In addition, the reductions enabled the Managing Board, as chief operating decision maker, to streamline reporting to a single reportable segment focussed upon customer service.

Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2015	Netherlands	UK	RoW	Total
	€m	€m	€m	€m
Net interest income	(184)	1	161	(22)
Net fees and commissions	(6)	(5)	19	8
Income from trading activities	(42)	64	(4)	18
Other operating income	87	8	181	276
Total income	(145)	68	357	280

Operating (loss)/profit before tax	(203)	95	60	(48)
Total assets	6,958	2,021	7,002	15,981
Total liabilities	6,971	1,603	3,745	12,319
Net (liabilities)/assets attributable to equity owners and non-controlling interests	(13)	418	3,257	3,662
Contingent liabilities and commitments	5,758	—	731	6,489
Cost to acquire property, plant and equipment and intangible assets	—	—	21	21

2014

Net interest income	(2)	4	185	187
Net fees and commissions	109	(14)	47	142
Income from trading activities	(35)	91	(65)	(9)
Other operating income	(313)	73	193	(47)
Total income	(241)	154	360	273

Operating (loss)/profit before tax	(221)	(15)	179	(57)
Total assets	9,413	4,185	9,953	23,551
Total liabilities	9,365	3,915	6,798	20,078
Net assets attributable to equity owners and non-controlling interests	48	270	3,155	3,473
Contingent liabilities and commitments	6,703	4	1,352	8,059
Cost to acquire property, plant and equipment and intangible assets	—	—	11	11

2013
Net interest income	(1)	2	237	238
Net fees and commissions	(24)	18	76	70
Income from trading activities	(127)	33	140	46
Other operating income	(115)	29	169	83
Total income	(267)	82	622	437

Operating (loss)/profit before tax	(363)	11	210	(142)
Total assets	17,704	6,183	15,921	39,808
Total liabilities	14,762	6,183	15,921	36,866
Net assets attributable to equity owners and non-controlling interests	2,942	—	—	2,942
Contingent liabilities and commitments	7,024	59	2,345	9,428
Cost to acquire property, plant and equipment and intangible assets	—	—	9	9

RBS Holdings N.V.                                                                                                                                                                                              145

Notes on the consolidated accounts

31 Remuneration of the Managing Board and Supervisory Board

Remuneration of the Managing Board

The Managing Board during the year comprised the following members:

(1) I. van Eeghen (appointed Chairman 7 September 2015).

(2) M. Geslak.

(3) C. Visscher.

(4) J. de Ruiter (resigned 31 July 2015).

All current members of the Managing Board also perform roles in their respective fields elsewhere within RBS Group. As a consequence the following table only summarises total remuneration of the members of the Managing Board paid by RBS Holdings in respect of their functions in RBS Holdings. Remuneration has decreased reflecting reduction in size of the Managing Board in 2015 from four to three members.

The remuneration of the Managing Board is presented in aggregate in the table below. RBSG and its subsidiaries adhere to relevant statutory requirements and RBS Group discloses individual remuneration of RBS Group executive directors, compliant with the UK PRA Remuneration Code.

	2015	2014
	€000	€000
Salaries and short-term benefits	533	563
Pensions	59	118
Profit sharing and bonus payments	107	176
Long term incentive plan	21	122
Total	720	979

Notes:

(1)     There are no loans from RBS N.V.  to the Managing Board members.

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

Remuneration of the Supervisory Board

The Supervisory Board during the year comprised the following members:

(1)  E. Stevenson

(2)  C. Campbell.

(3)  J. Cummins.

(4) M. Klessens (appointed 2 September 2015).

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

	2015	2014
	€000	€000
Remuneration	23	45

Notes:

(1)     There are no loans from the Group to the Supervisory Board members.

(2)     RBS Holdings N.V. is no longer a Dutch open N.V.

RBS Holdings N.V.                                                                                                                                                                                              146

Notes on the consolidated accounts

32 Related parties

The Group has a related party relationship with associates, joint ventures, key management and shareholders The UK Government through HM Treasury is the ultimate controlling party of The Royal Bank of Scotland Group plc (‘RBS Group’)  which in turn owns 98% of RFS Holdings B.V., the immediate parent company of the Group.

Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. The Group enters into a number of banking transactions with related parties in the normal course of business. These transactions, which include loans, deposits and foreign currency transactions, have taken place on an arm’s length basis. These transactions are carried out on commercial terms and at market rates. Employees are offered preferential terms for certain banking products. No allowances for loan losses have been recognised in respect of loans to related parties in 2015, 2014 and 2013.

Balances with Consortium Members

A substantial part of the business activities of RBS N.V. was successfully transferred to RBS plc by the end of 2013 following an announcement in April 2011 by the Boards of RBSG, RBS plc, RBS Holdings and RBS N.V..  The Thailand business was transferred to RBS plc in 2014; there were no transfers in 2015.

The Group entered into two agreements with RBS plc under which it bought credit protection over the exposures held by the Group that were subject to RBS Group’s Asset Protection Scheme agreement with HM Treasury. These agreements cover 100% of losses on these assets. RBS Group exited the APS effective 18 October 2012. The Group agreements are not impacted by RBS Group’s exit from APS and as a result, there has been no change to these agreements although with effect from 1 January 2013, the Managing Board of RBS Holdings N.V. agreed with RBS plc to reduce the number of covered assets. The assets covered under the agreement at 31 December 2015 was €0.9 billion (2014 - €1.0 billion; 2013 - €1.0 billion). At 31 December 2015 the prepaid fee for the financial guarantee contract had been fully amortised (2014 - €9 million carrying value; 2013 - €20 million carrying value).

Financial assets and liabilities positions held-for-trading with RBS Group include positions of which risks have been transferred to RBS plc. The assets and liabilities cannot be offset under IFRS, however master netting agreements are in place that reduce the credit risk in the assets.

RBS Holdings N.V.                                                                                                                                                                                              147

Notes on the consolidated accounts

32 Related parties continued

	Amounts due from	Amounts due from
	holding company and	holding company and
	fellow subsidiaries	fellow subsidiaries
	2015	2014
	€m	€m
Securities and derivatives	1,283	2,255
Loans and advances	6,406	6,557
Other assets	56	61

Derivatives	1,473	3,403
Due to banks	2,713	3,875
Other liabilities	92	68

Contingent liabilities and commitments	560	1,451

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

	2015	2014
	€m	€m
Assets
Balances at central banks	244	825

33 Post balance sheet events

On 29 March 2016 the District Court approved a preliminary distribution to successful plaintiffs in the Madoff-related class action against various Tremont entities which settled in 2011. RBS’s share, estimated at $159 million, will be recognised in 2016.

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

RBS N.V. utilises an exemption in Rule 3-10 of Regulation S-X and therefore does not file its financial statements with SEC. In accordance with the requirement to qualify for the exception, presented in the tables below is condensed consolidating financial information for:

●	RBS Holdings N.V. on a standalone basis as guarantor;

●	RBS N.V. on a standalone basis as issuer;

●	other subsidiaries of RBS Holdings N.V. on a combined basis;

●	consolidation adjustments; and

●	RBSH Group consolidated amounts.

RBS Holdings N.V.                                                                                                                                                                                              148

Notes on the consolidated accounts

34 Condensed consolidating financial information continued

The condensed consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the IASB.  The RBSH Group has applied Rule 3-10 of Regulation S-X which requires a company to account for its investments in subsidiaries using the equity method.  This differs from IAS 27 (revised 2011 - separate financial statements) which requires RBSH Group to account for investments in their subsidiaries at cost subject to impairment.

The following consolidating information presents condensed balance sheets at 31 December 2015 and 2014 and condensed income statements, statements of comprehensive income and cash flow statements for the years ended 31 December 2015, 2014 and 2013 of RBSH, RBS N.V. and its subsidiaries.

Condensed consolidating income statement for the year ended 31 December 2015
				Consolidation
	RBS Holdings	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Net interest income	—	(87)	65	—	(22)
Results from Group undertakings	(28)	216	—	(188)	—
Non-interest income	—	8	294	—	302
Total income	(28)	137	359	(188)	280
Operating expenses	—	(153)	(72)	—	(225)
Impairment recoveries/(losses)	—	2	(105)	—	(103)
Operating (loss)/profit before tax	(28)	(14)	182	(188)	(48)
Tax credit/(charge)	—	(14)	34	—	20
(Loss)/profit from continuing operations	(28)	(28)	216	(188)	(28)
Profit from discontinued operations, net of tax	22	22	—	(22)	22
(Loss)/profit for the year	(6)	(6)	216	(210)	(6)
Attributable to:
Controlling interests	(6)	(6)	216	(210)	(6)

Condensed consolidating statement of comprehensive income for the year ended 31 December 2015
				Consolidation
	RBS Holdings	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Loss for the year	(6)	(6)	216	(210)	(6)
Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	2	2	—	(2)	2

Items that do qualify for reclassification
Group undertakings reserve	136	(2)	—	(134)	—
Available for sale financial assets	—	54	—	—	54
Cash flow hedges	—	2	—	—	2
Currency translation account	—	82	(2)	—	80
Tax (charge)/credit	—	(2)	2	—	—
Total comprehensive loss after tax	132	130	216	(346)	132
Attributable to:
Controlling interests	132	130	216	(346)	132

RBS Holdings N.V.                                                                                                                                                                                              149

Notes on the consolidated accounts

34 Condensed consolidating financial information continued

Condensed consolidated income statement for the year ended 31 December 2014
				Consolidation
	RBS Holdings	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Net interest income	—	90	97	—	187
Results from Group undertakings	(115)	183	—	(68)	—
Non-interest income		(79)	165	—	86
Total income	(115)	194	262	(68)	273
Operating expenses	—	(260)	(59)	—	(319)
Impairment losses	—	(18)	7	—	(11)
Operating (loss)/profit before tax	(115)	(84)	210	(68)	(57)
Tax credit/(charge)	—	(31)	(27)	—	(58)
Loss from continuing operations	(115)	(115)	183	(68)	(115)
Profit from discontinued operations, net of tax	15	15	—	(15)	15
Loss for the year	(100)	(100)	183	(83)	(100)
Attributable to:
Controlling interests	(100)	(100)	183	(83)	(100)

Condensed consolidating statement of comprehensive income for the year ended 31 December 2014
				Consolidation
	RBS Holdings	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Loss for the year	(100)	(100)	183	(83)	(100)
Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	(8)	(8)	—	8	(8)

Items that do qualify for reclassification
Group undertakings reserve	903	5	—	(908)	—
Available for sale financial assets	—	817	8	—	825
Cash flow hedges	—	(3)	—	—	(3)
Currency translation account	—	85	(3)	—	82
Tax (charge)/credit	—	(1)	—	—	(1)
Total comprehensive loss after tax	795	795	188	(983)	795
Attributable to:
Controlling interests	795	795	188	(983)	795

RBS Holdings N.V.                                                                                                                                                                                              150

Notes on the consolidated accounts

34 Condensed consolidating financial information continued

Condensed consolidating income statement for the year ended 31 December 2013
				Consolidation
	RBS Holdings	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Net interest income	—	102	136	—	238
Results from Group undertakings	(152)	58	—	94	—
Non-interest income	—	(18)	217	—	199
Total income	(152)	142	353	94	437
Operating expenses	(2)	(376)	(161)	2	(537)
Impairment losses	—	45	(87)	—	(42)
Operating loss before tax	(154)	(189)	105	96	(142)
Tax (charge)/credit	—	35	(47)	—	(12)
Loss from continuing operations	(154)	(154)	58	96	(154)
Profit from discontinued operations, net of tax	19	19	—	(19)	19
Loss for the year	(135)	(135)	58	77	(135)
Attributable to:
Controlling interests	(135)	(135)	58	77	(135)

Condensed consolidating statement of comprehensive income for the year ended 31 December 2013
				Consolidation
	RBS Holdings	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Loss for the year	(135)	(135)	58	77	(135)
Items that do qualify for reclassification
Group undertakings reserve	1,448	55	—	(1,503)	—
Available-for-sale financial assets	—	1,596	(5)	—	1,591
Currency translation	—	(69)	2	—	(67)
Tax (charge)/credit	—	1	—	—	1
Other comprehensive income after tax	1,448	1,583	(3)	(1,503)	1,525
Total comprehensive loss after tax	1,313	1,448	55	(1,426)	1,390
Attributable to:
Controlling interests	1,313	1,448	55	(1,426)	1,390

RBS Holdings N.V.                                                                                                                                                                                              151

Notes on the consolidated accounts

34 Condensed consolidating financial information continued
Condensed consolidating balance sheet as at 31 December 2015
				Consolidation
	RBS Holdings	RBS N.V.	Subsidiaries	Adjustments	RBSH Group
	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	353	190	—	543
Loans and advances to banks	35	8,268	2,506	(3,878)	6,931
Loans and advances to customers	—	2,095	98	—	2,193
Amounts due from ultimate holding company	—	138	—	—	138
Debt securities and equity shares	—	436	1,703	—	2,139
Settlement balances	—	71	—	—-	71
Derivatives	—	2,718	3	(500)	2,221
Deferred taxation	—	10	—	—	10
Prepayments, accrued income and other assets	—	162	1,573	—	1,735
Investment in Group Undertakings	3,659	2,440	—	(6,099)	—
Total assets	3,694	16,691	6,073	(10,477)	15,981

Liabilities and equity
Deposits by banks	32	4,547	2,275	(3,878)	2,976
Customer accounts	—	1,286	195	—	1,481
Debt securities in issue	—	403	—	—	403
Settlement balances and short positions	—	36	—	—	36
Derivatives	—	1,857	504	(500)	1,861
Accruals, deferred income and other liabilities	—	447	601	—	1,048
Deferred taxation	—	—	58	—	58
Subordinated liabilities	—	4,456	—	—	4,456
Total equity	3,662	3,659	2,440	(6,099)	3,662
Total liabilities and equity	3,694	16,691	6,073	(10,477)	15,981

RBS Holdings N.V.                                                                                                                                                                                              152

Notes on the consolidated accounts

34 Condensed consolidating financial information continued
Condensed consolidating balance sheet as at 31 December 2014

				Consolidation adjustments
	RBS Holdings	RBS N.V.	Subsidiaries		RBSH Group
	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	952	183	—	1,135
Loans and advances to banks	35	10,104	2,710	(5,153)	7,696
Loans and advances to customers	—	2,631	908	—	3,539
Amounts due from ultimate holding company	—	123	-	—	123
Debt securities and equity shares	—	1,407	1,836	—	3,243
Settlement balances	—	40	—	—	40
Derivatives	—	5,040	68	(676)	4,432
Deferred taxation	—	24	10	—	34
Prepayments, accrued income and other assets	—	367	1,685	—	2,052
Investment in Group Undertakings	3,470	2,096	—	(5,566)	—
Assets of disposal groups	—	585	672	—	1,257
Total assets	3,505	23,369	8,072	(11,395)	23,551

Liabilities and equity
Deposits by banks	32	7,035	3,264	(5,153)	5,178
Customer accounts	—	1,978	956	—	2,934
Debt securities in issue	—	593	424	—	1,017
Settlement balances and short positions	—	34	—	—	34
Derivatives	—	4,505	726	(676)	4,555
Accruals, deferred income and other liabilities	—	604	518	—	1,122
Deferred taxation	—	—	88	—	88
Subordinated liabilities	—	5,104	—	—	5,104
Liabilities of disposal groups	—	46	—	—	46
Total equity	3,473	3,470	2,096	(5,566)	3,473
Total liabilities and equity	3,505	23,369	8,072	(11,395)	23,551

RBS Holdings N.V.                                                                                                                                                                                              153

Notes on the consolidated accounts

34 Condensed consolidating financial information continued
Condensed consolidating cash flow statement for the year ended 31 December 2015
				Consolidation
	RBS Holdings	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Total net cash flows from operating activities	—	(2,287)	504	(26)	(1,809)
Net cash flows from investing activities	—	1,962	83	—	2,045
Net cash flows from financing activities	—	(1,247)	(26)	26	(1,247)
Effects of exchange rate changes on cash and cash equivalents	—	48	12	—	60
Net (decrease)/increase in cash and cash equivalents	—	(1,524)	573	—	(951)
Cash and cash equivalents at the beginning of the year	—	2,390	322	—	2,712
Cash and cash equivalents at the end of the year	—	866	895	—	1,761

Condensed consolidating cash flow statement for the year ended 31 December 2014
				Consolidation
	RBS Holdings	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Total net cash flows from operating activities	—	(14,583)	440	(219)	(14,362)
Net cash flows from investing activities	—	13,101	(619)	—	12,482
Net cash flows from financing activities	—	(893)	(219)	219	(893)
Effects of exchange rate changes on cash and cash equivalents	—	81	46	—	127
Net decrease in cash and cash equivalents	—	(2,294)	(352)	—	(2,646)
Cash and cash equivalents at the beginning of the year	—	4,684	674	—	5,358
Cash and cash equivalents at the end of the year	—	2,390	322	—	2,712

Condensed consolidating cash flow statement for the year ended 31 December 2013
				Consolidated
	RBS Holdings	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Total net cash flows from operating activities	—	(5,747)	(2,049)	(63)	(7,859)
Net cash flows from investing activities	—	3,626	1,640	—	5,266
Net cash flows from financing activities	—	(2,119)	(63)	63	(2,119)
Effects of exchange rate changes on cash and cash equivalents	—	31	9	—	40
Net decrease in cash and cash equivalents	—	(4,209)	(463)	—	(4,672)
Cash and cash equivalents at the beginning of the year	—	8,893	1,137	—	10,030
Cash and cash equivalents at the end of the year	—	4,684	674	—	5,358

Other information

The parent company financial statements are included in this condensed consolidating footnote. The number of ordinary shares in issue at 31 December 2015, 2014 and 2013 was 89,287. The total number of authorised ordinary shares amounts to 400,000.

Proposed profit appropriation of RBS Holdings N.V., pursuant to articles 37.2 and 37.3 of the articles of association, is as follows:

	2015	2014	2013
	€m	€m	€m
Release from reserves	(6)	(100)	(135)

Trust preferred securities

The Group has issued trust preferred securities through trusts (RBS Capital Funding Trust V, RBS Capital Funding Trust VI, RBS Capital Funding Trust VII), 100% owned by The Royal Bank of Scotland N.V. a wholly owned subsidiary of RBS Holdings N.V., which meet the definition in Regulation S-X, Rule 3-10 of a finance subsidiary. The securities represent undivided beneficial interests in the assets of the trusts, which consist of preferred securities issued by Delaware limited liability companies (LLCs). RBS Holdings NV has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the LLC preferred securities. Under the terms of the guarantees, it has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and the LLC preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of the trusts and the LLCs, as the case may be. Following implementation of IFRS 10 the trusts and LLCs are no longer consolidated by the Group.  The Group’s outstanding instruments with the trusts are classified as subordinated liabilities.

RBS Holdings N.V.                                                                                                                                                                                              154

Other information

RBS Holdings N.V.                                                                                                                                                                                              155

Other information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V.

We have audited the accompanying consolidated balance sheets of RBS Holdings N.V. and its subsidiaries (“the Group”) as at 31 December 2015 and 2014 and the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2015, the accounting policies, the notes 1 to 34 and the information identified as ‘audited’ in the Capital and risk management section of the Financial review (“financial statements’’). These financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RBS Holdings N.V. and its subsidiaries as at 31 December 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

London, United Kingdom

29 April 2016

RBS Holdings N.V.                                                                                                                                                                                              156

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

Proposed profit appropriation

Appropriation of net profit pursuant to articles 37.2 and 37.3 of the articles of association:

	2015	2014	2013
	€m	€m	€m
Release from reserves	(6)	(100)	(135)

Shares and voting rights

The company’s share capital at 31 December 2015 and 2014 consisted of 89,287 issued and fully paid ordinary shares of €0.56 each. The Company’s authorised share capital amounts to €224,000. It comprises 400,000 ordinary shares, each with a nominal value of €0.56.

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

RBS Holdings N.V.                                                                                                                                                                                              157

Other information

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

Post balance sheet events

On 29 March 2016 the District Court approved a preliminary distribution to successful plaintiffs in the Madoff-related class action against various Tremont entities which settled in 2011. RBS’s share, estimated at $159 million, will be recognised in 2016.

Incorporation and registration

RBS Holdings N.V. is the parent company of the RBS Holdings N.V. consolidated group of companies. RBS Holdings is a public limited liability company, incorporated under Dutch law on 30 May 1990, and registered at Gustav Mahlerlaan 350, 1082 ME Amsterdam, the Netherlands and is entered in the Trade Register of the Amsterdam Chamber of Commerce under no. 33220369.

Code of conduct

The code of conduct applies to everyone who works for the Group.

It promotes honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships. The Group recognises that personal conduct, business integrity and the Group’s security are crucial, and the code of conduct serves to inform those who work for us of the Group’s expectations of their behaviour and practices.

The code of conduct is available on the RBS Group’s website www.rbs.com  and will be provided to any person without charge, upon request, by contacting Company Secretariat at the telephone number listed on page 204.

RBS Holdings N.V.                                                                                                                                                                                              158

Additional information

RBS Holdings N.V.                                                                                                                                                                                              159

Additional information

Financial summary

The Group's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years ended 31 December are presented below.

Summary consolidated income statement	2015	2014	2013	2012	2011
	€m	€m	€m	€m	€m
Net interest income	(22)	187	238	605	688
Non-interest income	302	86	199	103	3,318
Total income	280	273	437	708	4,006
Operating expenses	(225)	(319)	(537)	(1,530)	(2,427)
Profit/(loss) before impairment losses	55	(46)	(100)	(822)	1,579
Impairment losses	(103)	(11)	(42)	(65)	(1,765)
Operating loss before tax	(48)	(57)	(142)	(887)	(186)
Tax credit/(charge)	20	(58)	(12)	(129)	(449)
Loss from continuing operations	(28)	(115)	(154)	(1,016)	(635)
Profit from discontinued operations, net of tax	22	15	19	17	40
Loss for the year	(6)	(100)	(135)	(999)	(595)

Attributable to:
Controlling interests	(6)	(100)	(135)	(999)	(595)

Summary consolidated balance sheet	2015	2014	2013	2012	2011
	€m	€m	€m	€m	€m
Loans and advances	9,262	11,358	12,299	21,535	56,631
Debt securities and equity shares	2,139	3,243	15,583	23,782	42,738
Derivatives and settlement balances	2,292	4,472	4,792	7,586	21,746
Other assets	2,288	4,478	7,134	18,051	25,661
Total assets	15,981	23,551	39,808	70,954	146,776

Controlling interests	3,662	3,473	2,942	1,799	3,395
Non-controlling interests	—	—	—	—	21
Subordinated liabilities	4,456	5,104	4,951	6,851	6,859
Deposits	4,457	8,112	23,094	37,103	86,121
Derivatives, settlement balances and short positions	1,897	4,589	5,967	9,751	23,277
Other liabilities	1,509	2,273	2,854	15,450	27,103
Total liabilities and equity	15,981	23,551	39,808	70,954	146,776

	2015	2014	2013	2012	2011
Other financial data	%	%	%	%	%
Dividend payout ratio (1)	—	(300.0)	—	—	—
Average owners' equity as a percentage of average total assets	18.8	9.0	4.2	3.3	2.4
Capital ratio - Tier 1	30.1	24.5	23.2	13.9	12.0
Capital ratio - Total	42.5	33.9	26.1	19.8	17.5
Ratio of earnings to fixed charges only (3)
– including interest on deposits	0.84	0.83	0.73	0.13	0.89
– excluding interest on deposits	0.77	0.71	0.35	—	0.57

Notes:

(1)    Dividend payout ratio represents dividends declared on a per share basis as a percentage of net (loss)/profit attributable to ordinary shareholders.

(2)    Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity. Negative ratios have been excluded.

(3)    For this purpose, earnings consist of income before tax plus fixed charges. Fixed charges consist of total interest expense, including or excluding interest on deposits. Deposits include banks and total customer accounts. The coverage deficiency for total fixed charges excluding interest on deposits for the year ended 31 December 2015 is €48 million (2014 - €57 million; 2013 - €142 million; 2012 - €887 million; 2011 - €186 million).

RBS Holdings N.V.                                                                                                                                                                                              160

Additional information

Financial summary continued

Analysis of loans and advances to customers

The following table analyses loans and advances to customers before impairment provisions by remaining maturity, geographical area and type of customer.

		After 1
	Within	but within	After	2015
	1 year	5 years	5 years	Total	2014	2013	2012	2011
	€m	€m	€m	€m	€m	€m	€m	€m
Netherlands
Central and local government	—	10	42	52	47	53	58	120
Manufacturing	1	—	10	11	20	11	233	806
Construction	—	—	—	—	—	—	19	551
Finance	408	37	17	462	431	189	174	1,190
Service industries and business activities	10	75	110	195	190	251	891	2,201
Property	—	—	—	—	—	—	7	301
Other business activities	—	—	—	—	—	—	—	781
Residential mortgages	—	—	—	—	—	223	282	431
Accrued interest	—	2	1	3	(2)	(1)	8	22
Total domestic	419	124	180	723	686	726	1,672	6,403

Overseas
US	—	—	—	—	—	37	—	970
Rest of the World	922	413	221	1,556	2,967	3,215	5,049	23,732
Loans and advances to customers - gross	1,341	537	401	2,279	3,653	3,978	6,721	31,105
Loan impairment provisions				(86)	(114)	(194)	(341)	(1,527)
Loans and advances to customers - net				2,193	3,539	3,784	6,380	29,578

Note:

(1)    The Group provides credit facilities at variable rates to its corporate customers. Variable rate credit extended to the Group’s corporate and commercial customers includes bullet and instalment loans, finance lease agreements and overdrafts; interest is generally charged at a margin over a bench mark rate such as EURIBOR, LIBOR or base rate. Interest on variable rate retail loans may also be based on EURIBOR, LIBOR or base rate.  The Group does not provide interest only loans to its retail customers.

RBS Holdings N.V.                                                                                                                                                                                              161

Additional information

Average balance sheet and related interest
		2015			2014
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		€m	€m	%	€m	€m	%
Assets
Loans and advances to banks	- Domestic	3,825	7	0.2	4,414	18	0.4
	- Foreign	4,063	28	0.7	3,477	30	0.9
Loans and advances to customers	- Domestic	334	10	3.0	422	22	5.2
	- Foreign	2,456	146	5.9	4,380	234	5.3
Amounts due from ultimate holding company	- Domestic	135	11	8.1	2,428	151	6.2
Debt securities	- Domestic	701	—	—	8,924	20	0.2
	- Foreign	1,383	67	4.8	1,280	57	4.5
Interest-earning assets	- banking business (2)	12,897	269	2.1	25,325	532	2.1
	- trading business (3)	830			912
Interest-earning assets		13,727			26,237
Non-interest-earning assets		5,323			6,492
Total assets		19,050			32,729

Percentage of assets applicable to overseas operations		69.5%			41.6%

Liabilities
Deposits by banks	- Domestic	1,251	5	0.4	9,056	26	0.3
	- Foreign	1,052	15	1.4	1,689	24	1.4
Customer accounts: demand deposits	- Foreign	483	1	0.2	597	2	0.3
Customer accounts: savings deposits	- Foreign	267	14	5.2	264	15	5.7
Customer accounts: other time deposits	- Domestic	117	3	2.6	402	10	2.5
	- Foreign	782	40	5.1	1,500	67	4.5
Debt securities in issue	- Domestic	—	—	—	52	1	1.9
	- Foreign	379	8	2.1	421	11	2.6
Subordinated liabilities	- Domestic	4,512	204	4.5	4,949	176	3.6
	- Foreign	—	—	—	99	6	6.1
Internal funding of trading business	- Foreign	(322)	1	(0.3)	(410)	7	(1.7)
Interest-bearing liabilities	- banking business	8,521	291	3.4	18,619	345	1.9
	- trading business (3)	792			2,855
Interest-bearing liabilities		9,313			21,474
Non-interest-bearing liabilities:
Demand deposits	- Domestic	58			122
	- Foreign	198			443
Other liabilities		5,905			7,745
Total equity		3,576			2,945
Total liabilities equity		19,050			32,729

Percentage of liabilities applicable to overseas operations		69.5%			41.6%

For notes relating to this table see following page.

RBS Holdings N.V.                                                                                                                                                                                              162

Additional information

Average balance sheet and related interest continued
		2013
		Average
		balance	Interest	Rate
		€m	€m	%
Assets
Loans and advances to banks	- Domestic	6,130	51	0.8
	- Foreign	5,755	49	0.9
Loans and advances to customers	- Domestic	1,002	32	3.2
	- Foreign	6,386	307	4.8
Amounts due from ultimate holding company	- Domestic	2,805	183	6.5
Debt securities	- Domestic	18,014	53	0.3
	- Foreign	1,876	93	5.0
Interest-earning assets	- banking business (2)	41,968	768	1.8
	- trading business (3)	2,021
Interest-earning assets		43,989
Non-interest-earning assets		17,493
Total assets		61,482

Percentage of assets applicable to overseas operations		41.0%

Liabilities
Deposits by banks	- Domestic	20,711	117	0.6
	- Foreign	7,064	71	1.0
Customer accounts: demand deposits	- Foreign	2,733	11	0.4
Customer accounts: savings deposits	- Foreign	554	21	3.8
Customer accounts: other time deposits	- Domestic	547	16	2.9
	- Foreign	1,950	82	4.2
Debt securities in issue	- Domestic	115	4	3.5
	- Foreign	641	13	2.0
Subordinated liabilities	- Domestic	3,488	41	1.2
	- Foreign	2,089	125	6.0
Internal funding of trading business	- Foreign	(779)	(8)	1.0
Interest-bearing liabilities	- banking business	39,113	493	1.3
	- trading business (3)	2,694
Interest-bearing liabilities		41,807
Non-interest-bearing liabilities:
Demand deposits	- Domestic	311
	- Foreign	861
Other liabilities		15,942
Total equity		2,561
Total liabilities equity		61,482

Percentage of liabilities applicable to overseas operations		40.1%

Notes

(1) The analysis into domestic and foreign has been compiled on the basis of location of office.

(2) Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(3) Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

RBS Holdings N.V.                                                                                                                                                                                              163

Additional information

Analysis of change in net interest income – volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2015 over 2014			2014 over 2013
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	€m	€m	€m	€m	€m	€m
Interest-earning assets
Loans and advances to banks
Domestic	(1)	(10)	(11)	(10)	(23)	(33)
Foreign	4	(6)	(2)	(20)	1	(19)
Loans and advances to customers
Domestic	(2)	(10)	(12)	(28)	18	(10)
Foreign	(112)	24	(88)	(103)	30	(73)
Amounts due from ultimate holding company
Domestic	(176)	36	(140)	(24)	(8)	(32)
Debt securities
Domestic	(13)	(7)	(20)	(22)	(11)	(33)
Foreign	2	8	10	(28)	(8)	(36)
Total interest receivable of the banking business
Domestic	(192)	9	(183)	(84)	(24)	(108)
Foreign	(106)	26	(80)	(151)	23	(128)
	(298)	35	(263)	(235)	(1)	(236)
Interest-bearing liabilities
Deposits by banks
Domestic	(29)	8	(21)	(37)	(54)	(91)
Foreign	(9)	—	(9)	(78)	31	(47)
Customer accounts: demand deposits
Foreign	—	(1)	(1)	(7)	(2)	(9)
Customer accounts: savings deposits
Foreign	—	(1)	(1)	(14)	8	(6)
Customer accounts: other time deposits
Domestic	(7)	—	(7)	(4)	(2)	(6)
Foreign	(36)	9	(27)	(20)	5	(15)
Debt securities in issue
Domestic	(1)	—	(1)	(1)	(2)	(3)
Foreign	(1)	(2)	(3)	(6)	4	(2)
Subordinated liabilities
Domestic	(21)	49	28	37	98	135
Foreign	—	(6)	(6)	(121)	2	(119)
Internal funding of trading business
Foreign	(1)	(5)	(6)	2	13	15
Total interest payable of the banking business
Domestic	(58)	57	(1)	(5)	40	35
Foreign	(47)	(6)	(53)	(244)	61	(183)
	(105)	51	(54)	(249)	101	(148)
Movement in net interest income
Domestic	(134)	(48)	(182)	(79)	(64)	(143)
Foreign	(59)	32	(27)	93	(38)	55
	(193)	(16)	(209)	14	(102)	(88)

RBS Holdings N.V.                                                                                                                                                                                              164

Additional information

Financial summary continued

Loan impairment provisions

For a discussion of the factors considered in determining the amount of the provisions, refer to the accounting policy on page 94 and ‘Critical Accounting policies and key sources of estimation uncertainty’ on page 99. The following table shows the movements in loan impairment provisions.

	2015	2014	2013	2012	2011
	€m	€m	€m	€m	€m
Provisions at the beginning of the year
Domestic	41	88	155	242	223
Foreign	73	107	186	1,330	1,349
	114	195	341	1,572	1,572
Transfer from/(to) disposal groups
Domestic	—	—	29	—	—
Foreign	—	—	7	(171)	—
	—	—	36	(171)	—
Currency translation and other adjustments
Domestic	5	(1)	46	—	77
Foreign	8	(6)	(5)	(74)	49
	13	(7)	41	(74)	126
(Disposals)/acquisitions of businesses
Domestic	—	—	(38)	(50)	5
Foreign	—	—	(53)	(512)	(50)
	—	—	(91)	(562)	(45)
Amounts written-off
Domestic	—	(3)	(70)	(50)	(43)
Foreign	(19)	(27)	(33)	(403)	(354)
	(19)	(30)	(103)	(453)	(397)
Recoveries of amounts previously written-off
Domestic	3	1	1	7	—
Foreign	2	3	8	5	22
	5	4	9	12	22
(Released)/charged to income statement – continuing operations (1)
Domestic	(12)	(44)	(35)	6	(20)
Foreign	(15)	(4)	(3)	11	322
	(27)	(48)	(38)	17	302
Unwind of discount (recognised in interest income)
Foreign	—	—	—	—	(8)

Provisions at the end of the year
Domestic	37	41	88	155	242
Foreign	49	73	107	186	1,330
	86	114	195	341	1,572
Loan impairment provisions at end of year:
Customers	86	114	194	341	1,527
Banks	—	—	1	—	45
	86	114	195	341	1,572

Gross loans and advances to customers
Domestic	723	686	684	1,672	6,403
Foreign	1,556	2,967	3,252	5,049	24,702
	2,279	3,653	3,936	6,721	31,105

RBS Holdings N.V.                                                                                                                                                                                              165

Additional information

	2015	2014	2013	2012	2011
	€m	€m	€m	€m	€m
Closing customer provisions as a % of gross loans and advances to customers (2)
Domestic	5.1%	6.0%	12.1%	9.3%	3.8%
Foreign	3.1%	2.5%	3.3%	3.7%	5.4%
Total	3.8%	3.1%	4.9%	5.1%	4.9%

Customer charge to income statement for continuing operations as a % of gross loans and advances to customers
Domestic	(1.7%)	(6.4%)	(4.8%)	0.4%	(0.3%)
Foreign	(0.9%)	(0.1%)	(0.1%)	(0.1%)	1.3%
Total	(1.2%)	(1.3%)	(0.9%)	0.2%	1.0%

Average loans and advances to customers (gross)	2,941	4,771	8,066	18,913	38,564

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	(0.9%)	(1.0%)	0.0%	—	1.0%
Amounts written-off (net of recoveries) - customers	0.5%	0.5%	1.1%	2.2%	1.1%

Notes:

(1)    Includes €2 million in 2012 relating to loans and advances to banks. Net of recoveries/(recharges) under the APS back-to-back agreement.

(2)    Excludes provisions against loans and advances to banks.

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	2015		2014		2013		2012		2011
		% of loans		% of loans		% of loans		% of loans		% of loans
	Closing	to total	Closing	to total	Closing	to total	Closing	to total	Closing	to total
	provision	loans	provision	loans	provision	loans	provision	loans	provision	loans
	€m	%	€m	%	€m	%	€m	%	€m	%
Domestic
Central and local government	—	2.3	—	1.3	—	1.3	—	0.9	—	0.4
Manufacturing	—	0.5	—	0.5	—	0.3	(3)	3.5	—	4.4
Construction	—	—	—	—	—	—	—	0.3	—	1.8
Service industries and business activities	34	8.5	33	5.2	53	6.3	118	13.3	126	7.1
Finance	3	20.3	8	11.8	14	4.8	14	2.6	32	3.8
Property	—	—	—	—	—	—	—	0.1	68	1.0
Individuals
– home mortgages	—	—	—	—	22	5.6	24	4.2	21	2.5
– other	—	—	—	—	—	—	7	—	3	1.4
Accrued interest	—	0.1	—	—	—	—	—	0.1	—	0.1
Total domestic	37	31.7	41	18.8	89	18.3	160	24.9	250	22.5
Foreign	47	68.3	68	81.2	92	81.7	146	75.1	1,216	77.5
Impaired book provisions	84	100	109	100	181	100.0	306	100.0	1,466	100
Latent book provisions	2		5		13		35		106
Total provisions	86		114		194		341		1,572

RBS Holdings N.V.                                                                                                                                                                                              166

Additional information

Analysis of write-offs
The following table analyses write-offs by geographical area and type of domestic customer.

	2015	2014	2013	2012	2011
	€m	€m	€m	€m	€m
Domestic
Manufacturing	—	—	7	—	—
Finance	—	—	—	1	32
Service industries and business activities	—	3	63	10	11
Property	—	—	—	39	—
Total domestic	—	3	70	50	43
Foreign	19	27	33	403	354
Total write-offs	19	30	103	453	397

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2015	2014	2013	2012	2011
	€m	€m	€m	€m	€m
Domestic
Manufacturing	1	—	—	7	—
Finance	2	1	—	—	—
Service industries and business activities	—	—	1	—	—
Total domestic	3	1	1	7	—
Foreign	2	3	8	5	22
Total recoveries	5	4	9	12	22

Forbearance

The table below shows loans whose terms were subject to forbearance during the year that are unimpaired: either the loan was performing both before and after or it was non-performing before and subsequently transferred to the performing book. Loans subject to forbearance with impairment provisions continue to be reported as impaired loans.

	2015	2014	2013	2012	2011
	€m	€m	€m	€m	€m
Forbearance loans (1)	—	7	—	—	194

Note:

(1)    Loans subjected to forbearance include only those arrangements above thresholds set by the business, ranging from nil to €10 million.

RBS Holdings N.V.                                                                                                                                                                                              167

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

Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

	2015	2014	2013	2012	2011
	€m	€m	€m	€m	€m
Impaired loans (1)
Domestic	84	130	178	253	339
Foreign	49	73	132	253	1,591
Total	133	203	310	506	1,930

Accruing loans which are contractually overdue 90 days or more as to principal or interest
Domestic	—	—	—	—	78
Foreign	—	—	—	—	89
Total	—	—	—	—	167
Total REIL	133	203	310	506	2,097

Closing provisions for impairment as a % of total REIL	64.7%	56.2%	62.6%	67.4%	75.0%
REIL as a % of gross lending to customers	5.8%	5.6%	7.9%	7.5%	6.8%

Note:

(1)    The write off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio). The coverage ratio reduces if the loan written off carries a higher than average provision and increases if the loan written off carries a lower than average provision. There were no Impaired loans at 31 December 2015 whose terms were subject to forbearance (2014 and 2013 - €nil).

	2015	2014	2013	2012	2011
	€m	€m	€m	€m	€m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
Domestic	—	23	24	20	80
Foreign	2	8	22	34	85
	2	31	46	54	165

RBS Holdings N.V.                                                                                                                                                                                              168

Additional information

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2015	2014	2013	2012	2011
	€m	€m	€m	€m	€m
Potential problem loans	5	10	9	27	220

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

The table below sets out cross border exposures greater than 0.5% of the Group’s total assets.

	2015
	Government	Banks	Other	Total	2014	2013
	€m	€m	€m	€m	€m	€m
United Kingdom	—	232	1,414	1,646	1,413	1,580
United States	—	—	429	429	662	2,326
India	—	—	386	386	588	590
Qatar	—	—	196	196	229	205
Brazil	—	—	72	72*	78*	336
Ireland	—	—	58	58*	58*	313
Austria	—	—	50	50*	380	611
Indonesia	50	—	—	50*	120	230
Italy	—	9	4	13*	149	589
France	—	—	8	8*	249	814
Spain	—	—	3	3*	61*	5,172
Belgium	—	—	—	—	328	534
Germany	—	—	—	—	246	913

* Less than 0.5% of Group total assets.

RBS Holdings N.V.                                                                                                                                                                                              169

Additional information

Analysis of deposits – product analysis
The following table analyses deposits by type and geographical area.
	2015	2014	2013
	€m	€m	€m
Netherlands
Deposits
- interest-free	185	285	366
- interest-bearing	1,002	1,612	16,549
Total domestic offices	1,187	1,897	16,915
Overseas
Deposits
- interest-free	1,502	2,734	1,894
- interest-bearing	1,768	3,481	4,285
Total overseas offices	3,270	6,215	6,179
Total deposits	4,457	8,112	23,094

Overseas
US	3	82	482
Rest of the World	3,267	6,133	5,697
Total overseas offices	3,270	6,215	6,179

Certificates of deposit and other time deposits
The following table shows details of certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

		Over 3	Over 6
		months	months
	Within	but within	but within	Over
	3 months	6 months	12 months	12 months	Total
2015	€m	€m	€m	€m	€m
Domestic
Other time deposits	196	8	—	65	269

Overseas
Other time deposits	1,471	14	64	279	1,828
	1,667	22	64	344	2,097

RBS Holdings N.V.                                                                                                                                                                                              170

Additional information

Financial summary continued

Short-term borrowings

The table below shows details of short-term borrowings, relating to repurchase agreements.

	2015	2014	2013
At year end
- balance (€m)	—	638	11,744
- weighted average interest rate	—	0.7%	0.1%

During the year
- maximum balance (€m)	664	11,770	14,748
- average balance (€m)	191	7,657	12,392
- weighted average interest rate	0.5%	0.1%	0.3%

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations
The table below summarises other contractual cash obligations by payment date.

	0 – 3	3 – 12	1 – 3	3 – 5	5 – 10
	months	months	years	years	years
	€m	€m	€m	€m	€m
Operating leases:
2015	5	12	22	15	15
2014	5	10	15	13	19
2013	8	19	21	15	26

Note:

(1)    No obligations extend beyond 10 years.

The Group's undrawn formal facilities, credit lines and other commitments to lend were €440 million (2014 - €648 million; 2013 - €847 million). While the Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.

	March	February	January	December	November	October
US dollars per €1	2016	2016	2016	2015	2015	2015
Noon Buying Rate
High	1.14	1.14	1.10	1.10	1.10	1.14
Low	1.08	1.09	1.07	1.06	1.06	1.10

		2015	2014	2013	2012	2011
Noon Buying Rate
Period end rate		1.09	1.22	1.38	1.32	1.30
Average rate for the period (1)		1.10	1.32	1.33	1.29	1.40

Consolidation rate (2)
Period end rate		1.09	1.28	1.38	1.32	1.30
Average rate for the period		1.10	1.24	1.33	1.29	1.39

Notes:

(1)    The average of the Noon Buying Rates on the last business day of each month during the year.

(2)    The rates used by RBSH Group for translating US dollars into euro in the preparation of its financial statements.

(3)    On 29 April 2016, the Noon Buying Rate was €1.00 = $1.1239.

RBS Holdings N.V.                                                                                                                                                                                              171

Additional information

Economic and monetary environment

The UK economy grew by 2.2% in 2015, its average of the last 40 years. In a healthy job market, the number of people in work rose by more than 500,000 and unemployment fell to 5.1%. For the first time in six years there was meaningful wage growth, averaging 2.0%. Businesses’ profits were as strong as at any point since the 1990s, at least outside the oil and gas sector, and business investment continued to rise. House prices grew by around 8%.

Despite this generally positive environment, inflation hovered around 0% throughout the year. Most of the weakness in inflation was a consequence of falling commodity prices and the effects of the depreciation in sterling since 2013. However, some of it reflected spare capacity in firms and in the labour market that contained domestic cost growth. Low inflation was one important reason why Bank Rate remained unchanged throughout the year at 0.5%, where it has been since March 2009. During early 2016, the date at which markets expected Bank Rate to rise ranged from 2017 to 2020, materially later than expectations in mid-2015. During early 2016, the date at which markets expected Bank Rate to rise ranged from 2017 to 2020, materially later than expectations in mid-2015.

Driven by strong export performance, growth in Ireland accelerated sharply to around 7.0% in the first three quarters of 2015, its fastest rate since before the crisis. Unemployment fell to under 10%, which, while materially below the recession peak of 15% remains high by the standards of the past. House price inflation moderated from 16.3% in 2014 to 6.6%, reflecting a continuing imbalance between supply and demand.

Growth in the wider euro area accelerated modestly to more than 1.0%. However, with inflation close to zero and unemployment averaging more than 11%, the European Central Bank launched a programme of quantitative easing. That programme will continue until September 2016 at the earliest. In the US, growth was 2.4%, the same as in 2014, and unemployment fell to 5%. Inflation was close to zero throughout the year. In December, the Federal Open Market Committee voted to raise the Federal Funds Target Rate by 0.25% to a range of 0.25%-0.5%.

In emerging markets, notably China, growth slowed sharply during the year, although this was not always reflected in official data. During 2015 and again in early 2016, market volatility rose because of concerns about prospects in China and other emerging markets and the possible consequences of slower growth there for advanced economies. Weaker emerging market growth contributed to slow trade growth.

In the Netherlands in the last quarter of 2015, quarter-on-quarter GDP growth accelerated slightly, resulting in full-year growth of 2.0% - the fastest expansion since 2008. All components of GDP contributed to the increase. Private consumption and fixed investment was particularly strong with the latter benefiting from a recovery in the housing market. However, lower natural gas production restricted growth. In the first quarter of 2016, there were mixed signals with businesses growing more confident but consumer sentiment falling.

RBS Holdings N.V.                                                                                                                                                                                              172

Additional information

Supervision

Netherlands

RBSH Group is regulated in the Netherlands by the European Central Bank (“ECB”) under the Single Supervisory Mechanism (“SSM”). As part thereof, a Joint Supervisory Team comprising of ECB and De Nederlandsche Bank (DNB) staff has been set up to conduct the day to day prudential supervision oversight. The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten (AFM) is responsible for the conduct supervision.

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

RBS Holdings N.V.                                                                                                                                                                                              173

Additional information

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

In addition to the calculation of minimum capital requirements for credit, market and operational risk, banks are required to undertake an Individual Capital Adequacy Assessment Process (ICAAP) for other risks. RBSH Group’s ICAAP, in particular, focuses on concentration risk, stress VaR, operational risk, litigation risk, interest rate risk in the banking book, FX translation risk together with stress tests to assess the adequacy of capital over two years.

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

RBS Holdings N.V.                                                                                                                                                                                              174

Additional information

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

RBS Holdings N.V.                                                                                                                                                                                              175

Additional information

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

Other jurisdictions

RBSH Group is licensed to operate in nine countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central bank.

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

Dividends

RBSH Group's policy is to pay dividends on ordinary shares taking account the capital position and prospects. For further information on the payment of dividends, see page 87.

RBS Holdings N.V.                                                                                                                                                                                              176

Additional information

Off-balance sheet arrangements

RBSH Group has no off-balance sheet arrangements that have or are reasonably likely to have an adverse effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

For further information on off-balance sheet commitments and contingent liabilities see Note 26 to the Financial Statements.

RBS Holdings N.V.                                                                                                                                                                                              177

Additional information

Risk factors

Set out  below  are  certain  risk  factors  that  could  adversely  affect  the RBSH  Group's  future  results,  its  financial  condition  and  prospects  and  cause  them  to  be  materially  different from what  is  expected.  RBSH Group is a subsidiary of RBSG and accordingly, risk factors which relate to RBSG and the RBS Group will also be of relevance to RBSH Group. The  factors  discussed  below  and  elsewhere  in  this  report  should  not  be  regarded  as  a  complete  and  comprehensive  statement  of  all  potential risks and  uncertainties  facing  the  RBSH Group.

In connection with the winding-down of the RBSH Group’s operations, the RBSH Group is currently executing the transfers or sale of a substantial part of the business activities of RBS N.V. to RBS plc and the execution and/or any delay in the execution or non-completion of the approved transfers or sale of such business activities may have a material adverse effect on the RBSH Group.

As part of the restructuring of the RBS Group businesses, operations and assets, on 19 April 2011, the RBS Group announced the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the “Transfers”). The Transfers have been carried out since 2011 and a substantial part of the business activities of RBS N.V. had been successfully transferred to RBS plc by the end of 2012, with further transfers in 2013 and 2014. There were no transfers in 2015, however the focus continues to be on progressing the remaining transfers with a view to winding-up the operations of the RBSH Group.

In addition,  the RBSH Group  may  be  exposed  to  certain  risks,  including  risks  arising  out  of  ongoing  liabilities  and  obligations,  breaches  of  covenants,  representations and warranties, indemnity claims, transitional services arrangements and redundancy  or  other  transaction-related  costs,  and  counterparty  risk  in  respect  of  buyers  of  assets being sold. Such disposals may also require the RBSH Group to recognise further write-downs or realise impairment charges, all of which may have a material adverse effect on RBSH Group’s financial condition, results of operations and capital requirements and ratios.

The occurrence  of  any  of  the  risks  described  above  could  have  a  material  adverse  effect  on  the  RBSH Group’s  ability to complete the winding-down of its operations and pending the completion of such winding-up, may adversely affect its business,  results  of  operations,  financial  condition  and  capital position.

The RBSH Group is reliant on the RBS Group.

The RBSH Group is part of the RBS Group and receives capital, liquidity and funding support from the RBS Group. At 31 December 2015, the RBSH Group funding included €2.7 billion (2014 - €3.9 billion) due to companies in the RBS Group. The RBSH Group also obtained capital support through its credit protection agreements with RBS Group. At 31 December 2015, these agreements reduced the RBSH Group’s regulatory capital requirement by €16 million (2014 - €52 million). In 2009, in connection with The Royal Bank of Scotland plc’s (“RBS plc”) participation in the Asset Protection Scheme (which has now been terminated) and the related agreement between RBS Group and HM Treasury, acting on behalf of the UK Government, under which RBSG purchased credit protection over a portfolio of specified assets and exposures (“covered assets”) from HM Treasury, including certain assets recorded on the RBSH Group’s balance sheet, the RBSH Group entered into back-to-back credit protection agreements with RBSG (the “Contracts”) that provide full principal protection over those covered assets attributable to the RBSH Group for their remaining life.

In addition, much of the RBSH Group’s banking operations function on the RBS Group's integrated global infrastructure. These operations include sales and marketing; customer recognition; transaction processing and execution; recordkeeping; settlement services; compliance monitoring; risk management; treasury management; accounting and financial reporting; taxation advice; information technology services; purchasing; office accommodation and administration; human resources management; internal audit; and secretariat services.

The reduction or cessation of the ability of the RBS Group, pursuant to the Contracts or otherwise, to provide intra-group funding, capital injections, liquidity or other financial support directly or indirectly to the RBSH Group, may result in funding or capital pressures and liquidity stress for the RBSH Group and may have a material adverse effect on the operations, financial condition and results of operations of the RBSH Group.

As a result of the transfers of a substantial part of the business activities from RBS N.V. to RBS plc, the residual RBSH Group has been and will continue to be increasingly reliant on the RBS Group for capital, liquidity and funding support. See ‘In connection with the winding-down of the RBSH Group’s operations, the RBSH Group is currently executing the transfers or sale of a substantial part of the business activities of RBS N.V. to RBS plc and the execution and/or any delay in the execution or non-completion of the approved transfers or sale of such business activities may have a material adverse effect on the RBSH Group’.

RBS Holdings N.V.                                                                                                                                                                                              178

Additional information

Operational risks  are  inherent  in  the  RBSH Group’s  businesses  and  these  risks  could  increase  as  the  RBS Group  implements  its  strategic  programme,  and the  UK  ring-fencing  regime, and the RBSH Group implements its end-state plan.

Operational risk  is  the  risk  of  loss  resulting  from  inadequate  or  failed  internal  processes,  people  or  systems,  or  from  external  events,  including  legal  risk.  The  RBSH Group has complex and  geographically  diverse  operations  and  operational  risk  and  losses  can  result  from a number of circumstances and events including IT failures,  internal  and  external  fraud,  errors  by  employees or third parties, failure to document transactions properly or to obtain proper authorisations, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and antiterrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, financial reporting errors or deficiencies, business continuity and data security system failures, information security threats or deficiencies, including cyber risk, natural disasters or the inadequacy or failure of systems and controls, including those of the RBSH Group’s suppliers or counterparties.

Operational risks  will  be  heightened  as  a  result  of  the  restructuring  of  the  RBS Group  relating  to  the  implementation  of  its  strategic  programme, the UK ring-fencing regime  and  the  restructuring  of  the  CIB  business  as well as the implementation by the RBSH Group of its end-state plan. Such programmes carry  significant  execution  and  delivery  risk,  are  being  delivered  against the backdrop of ongoing cost challenges  and  will  put  significant  pressure  on the RBS Group’s and RBSH Group’s ability to maintain effective internal controls. Although the RBS Group and the RBSH Group have implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to plans to mitigate operational risk associated with ordinary course activities as well as the implementation of the RBS Group’s strategic programme, the UK ring-fencing regime, the separation of Williams & Glyn and the restructuring of the CIB business and the implementation by the RBSH Group of its end-state programme, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the RBS Group and/or RBSH Group. Ineffective management of operational risks could have a material adverse effect on  the  RBSH Group’s  business,  financial  condition  and  results  of  operations or the successful implementation of the end-state plan.

The RBS Group  has  been,  and  will  remain,  in  a  period  of  major  restructuring  through  to  2019,  which  carries  significant  execution  and  operational  risks,  and  may adversely impact the RBSH Group.

In 2015,  the  RBS Group  continued  the  run-down  of  the  higher  risk  and  capital  intensive  assets  in  RBS  Capital  Resolution  (“RCR”),  which  has  now  been merged into Capital Resolution, and  strengthened  the  RBS Group’s  capital  position,  including  through  the  full  divestment  of  the  RBS Group’s  interest  in  Citizens  Financial  Group  (“CFG”), which were key goals of  its  previous  strategic  plan.  Finally,  the  RBS Group  remains  focussed  on  meeting  its  returns  and  efficiency  targets  (including  cost  reductions)  as  well as improving customer experience  and  employee  engagement.

This strategy is intended to leave the RBS Group better positioned for the implementation of the UK ring-fencing regime. The RBS Group’s strategy is also focussed on strengthening its overall capital position. During the restructuring period and until the implementation of the UK ring-fencing regime in 2019, the RBS Group has lifted its capital targets and currently aims for a CET1 ratio at or over 13%.

Implementing the  RBS Group’s  current  strategic  programme,  including  the  restructuring  of  its  CIB  business,  will  require  further  material  changes  to  be  implemented  within  the RBS Group  over  the  medium  term, in particular within its CIB business, at  the  same  time  that  it  will  also  be  implementing  structural  changes  to  comply  with  the  UK  ring-fencing  regime and the divestment of Williams & Glyn. The  RBS Group  expects  this  restructuring  period  to  be  disruptive  and  is likely  to  increase  operational  and  people  risks  for  the  RBS Group  and the RBSH Group and  may  divert  management resources from  the  conduct  of  the  RBS Group’s  operations  and  development  of  its  business as well as the execution of the RBSH Group’s end-state plan. Delays in the execution of all or parts of the RBS Group’s strategic programme and restructuring may adversely impact the timeframe and execution of the RBSH Group’s end-state plan.

Implementation of  the  ring-fencing  regime  in  the  UK  which  began  in  2015  and  must  be  completed  by  1  January  2019  will  result  in  material  structural  changes  to the RBS Group and may adversely affect the RBSH Group.

The implementation  of  the  “ring-fencing”  of  retail  banking  operations  was  introduced  under  the  UK  Financial  Services  (Banking  Reform)  Act  2013  (the  “Banking Reform Act 2013”)  and  adopted  through  secondary  legislation  (the  “UK  ring-fencing  regime”).  These  reforms  form  part  of  a  broader  range  of  structural  reforms  of  the  banking industry seeking to  improve  the  resilience  and  resolvability  of  banks  and  which  range  from  structural  reforms  (including  ring-fencing)  to  the  implementation  of  a  new  recovery  and  resolution  framework  (which  in  the  UK  will  incorporate  elements  of  the  ring-fencing  regime).

The RBS Group  has  identified  a  number  of  material  operational,  execution  and  legal  risks  associated  with  the  implementation  of  the  UK  ring-fencing  regime. These are in addition to the uncertainty associated with starting to plan and prepare for implementation before final rules and guidance are in place or before the RBS Group applies for or obtains certain waivers or modifications (as envisaged under the rules), which it expects to require. These risks may be exacerbated by the RBS Group’s other ongoing restructuring efforts and new and developing legal requirements relating to the regulatory framework for  banking  resolution.

RBS Holdings N.V.                                                                                                                                                                                              179

Additional information

The RBS Group intends to establish a ring-fenced bank subgroup (“RFB”) organised under an intermediate holding company for its UK-focussed banking services while the non-ring-fenced group entities (“NRFBs”) will hold the RBS Group’s remaining trading activities, the operations of RBS International, the RBSH Group’s remaining activities if all transfers and divestments have not been completed by the implementation date for the UK ring-fencing regime, and all non-EEA branches and subsidiaries and some banking activities that are not permitted activities for the RFB.

The establishment of the RFB and the NRFBs will have a material impact on how the RBS Group conducts its business and require a significant legal and organisational restructuring of the RBS Group and the transfer of large numbers of assets, liabilities and customers between legal entities and the realignment of employees, (which may be subject to consultation with employee representatives) and will be contingent upon court, regulatory or board approvals. The RBS Group is unable to predict how some customers may react to the required changes, including for some customers a requirement to deal with both the RFB and NRFBs to obtain the full range of products and services.

As part of the establishment of the RFB, the RFB will need to operate independently from the NRFBs and material changes to the existing corporate governance structure will need to be put in place by the RBS Group to ensure the RFB’s independence and the RBS Group cannot predict the extent of the associated increase in overhead and compliance costs.

In order to comply with the requirements of the UK ring-fencing regime, the RBS Group will need to revise its operations infrastructure so as to comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing rules, including in areas such as information technology (“IT”) infrastructure, human resources and critical service providers. Arrangements between RFB and NRFBs entities will also need to be reviewed in light of these requirements and the requirement that all such transactions take place on an arm’s-length basis.

The implementation of the UK ring-fencing regime will significantly impact the management of the RBS Group’s treasury operations, including internal and external funding arrangements and may impact the credit ratings of some of the RFB or NRFBs entities, including those of RBSH Group entities. Reliance on intragroup exemptions in relation to the calculation of risk-weighted assets and large exposures may not be possible between the RFB and NRFB entities. Intragroup distributions (including payments of dividends) between RFB and NRFB entities will also be subject to certain limitations. The potential loss of intragroup exemptions and the application of additional prudential requirements could result in increased capital requirements and related compliance costs.

The RBS Group will also need to evaluate, among other things, any accounting consequences resulting from the restructuring as well as any tax costs , the tax attributes of each of the RFB and NRFBs and the ability to transfer tax losses between RFB and NRFB entities. Transfers of assets that have related hedging arrangements may result in adverse operational, financial or accounting consequences if the transfer is not consistent with the unaffected continuation of such hedging arrangements.

The steps  required  to  implement  the  UK  ring-fencing  regime  within  the  RBS Group  to  comply  with  the  new  rules  and  regulations  are  extraordinarily  complex  and  will  take  an  extended  period  of  time to plan, execute and implement and entail significant costs and operational risks.

These operational risks are heightened as the UK ring-fencing regime will be implemented during a period of significant business restructuring. Although final implementation is not required until 1 January 2019, there is no certainty that the RBS Group will be able to complete the legal restructuring and migration of customers on time or in accordance with future rules and the consequences of non-compliance are currently uncertain. Conducting the RBS Group’s operations in accordance with the new rules may result in additional costs (transitional and recurring) following implementation and impact the RBS Group’s profitability. As a result, the implementation of the UK ring-fencing regime could have  a  material  adverse  effect  on  the  RBS Group’s  reputation,  results  of  operations,  financial condition and  prospects.

The RBS Group and the RBSH Group are  subject  to  political  risks.

The European  Union  Referendum  Act  2015  requires  the  UK  government  to  hold  a  referendum  on  the  UK’s  membership  of  the  European  Union,  the  date  of  which has been scheduled for 23 June  2016.  The  outcome  of  the  EU  referendum  and  consequences  for  the  UK  could  significantly  impact  the  environment  in  which  the RBS Group, its customers and  investors operate, introducing significant new uncertainties in financial markets, as well as the legal and regulatory requirements and environment to which the RBS Group, its customers and investors are subject. Uncertainty as to the outcome of the referendum will therefore lead to additional market volatility and is likely to adversely impact customer and investor confidence prior to the vote. This, in turn, could have a material adverse impact on the RBSH Group.

In the  event  of  a  result  supporting  the  UK’s  exit  from  the  European  Union,  the  lack  of  precedent  means  that  it  is  unclear  how  the  UK’s  access  to  the  EU  Single  Market and the wider  trading,  legal  and  regulatory  environment  would  be  impacted  and  hence  how  this  would  affect  the  RBS Group,  its  customers  and  investors.  During  a  transitional period, when the  terms  of  the  exit  would  be  negotiated,  or  beyond,  the  related  uncertainty  could  have  a  material  adverse  effect  on  any  of  the  RBS Group’s  and/or RBSH Group’s business, financial condition, credit ratings  and  results  of  operations.  A  vote  supporting  the  UK’s  exit  from  the  European  Union  may  also  give  rise  to  further  political  uncertainty regarding Scottish independence.

The RBSH Group’s  businesses  and  financial position can  be  negatively  affected  by  actual  or  perceived  global  economic  and  financial

RBS Holdings N.V.                                                                                                                                                                                              180

Additional information

market conditions  and  other  global  risks.

Actual or  perceived  difficult  global  economic  conditions and/or failure  to  meet  economic  growth  projections would create  challenging  economic  and  market  conditions  and  a  difficult  operating  environment  for  the  RBSH Group’s  businesses and result in increased risk exposure for certain of the assets and liabilities held on its balance sheet. The RBSH Group’s  businesses  and  its  customers  are,  and  will  continue  to  be,  affected  by  global  economic  conditions,  perceptions  of  those  conditions  and  future economic prospects.

The outlook  for  the  global  economy  over  the  near  to  medium-term  remains uncertain due  to  a  number  of  factors  including:  major  geopolitical  instability,  historically  depressed  oil  and  commodity  prices,  concerns  around  global  growth  and  liquidity, uncertainty relating  to  the  scope  and  timing  of  interest  rate  rises  against  a  backdrop  of  historically  high  sovereign  and  household  borrowing  levels  and  stagnant inflation or  deflation.

In particular,  slowing  growth  and  high  debt  levels  in  emerging  market  economies  to  which  the  RBSH Group  is  exposed  (including  those  economies  to which the  Group  remains  exposed  pending  the  exit  of  certain  of  its  businesses  and  which  include  China,  India and Indonesia) remains  an  area  of  concern  and  a  further  slowing  of  emerging  country  economic  growth  or  recession,  appreciation  of  the  US  dollar,  new  or  extended  economic  sanctions  or  increased  financing  needs  as  existing  debt  matures,  could  impact  the  RBSH Group  directly  by  resulting  in  credit  losses  and  indirectly  by  further  impacting  global  economic  growth  and  financial markets. In addition, the RBSH Group is exposed to the economy of Saudi Arabia through its equity investment in Saudi Hollandi Bank (“SHB”). With oil prices having declined by approximately 70% since June 2014, Saudi Arabia is experiencing a severe economic downturn and despite mitigating factors, the short and medium term outlooks for Saudi Arabia remain uncertain and absent a recovery in oil prices, economic growth is expected to be adversely affected. In turn, such developments could impact the share price of SHB, and therefore the value of the RBSH Group’s investment.

The RBSH Group’s  businesses  and  financial position are  also  affected  by  financial  market  conditions.  Financial  markets,  in  particular  equity  and  commodity markets, experienced considerable volatility in late 2014 and in 2015 which has continued into 2016 and has translated in a downward trend in financial markets which has in turn resulted in significant value destruction. These trends are attributable to many of the factors noted above as well as significant downward movements in world markets, especially China, and revised projections for Chinese and emerging market economic growth during the second half of 2015 and the beginning of 2016. Financial markets also were and will likely continue to be impacted by the uncertainty as to how economies and counterparties will be affected, directly or indirectly, by the impact and timing of monetary policy measures adopted by the Bank of England, the European Central Bank (“ECB”), the US Federal Reserve and other central banks, including the Bank of Japan.

While the ECB has been implementing a quantitative easing programme since  January  2015  designed  to  improve  confidence  in  the  eurozone  and  encourage  more  private  bank lending, there remains considerable  uncertainty  as  to  whether  such  measures  have  been  or  will  be  sufficient  or  successful.

A number  of  European  economies  have  not  yet  recovered  from  the  effects  of  the  financial  crisis  and  consensus  forecasts  of  growth  in  2016  and  2017 for some of the largest  European  economies such as France and Italy remain weak and the economic recovery of Greece and other European economies remains uncertain. As a result, concerns relating to sovereign default, exit or breakup of the eurozone, and the direct and  indirect  impact  of  such  events  on European economies  remain.

The challenging  operating  environment  for  the  RBSH Group’s  businesses,  created  by  uncertain  economic  and  market  conditions,  is  characterised  by:

•         prolonged periods of low interest rates resulting from ongoing central bank measures to foster economic growth;

•         budgetary concerns affecting sovereign credit ratings and impacting consumer confidence and spending and business confidence;

•         reduced activity levels, additional write-downs and impairment charges and lower profitability, which may impact the value of the assets on the balance sheet of the RBSH Group, including at the time of disposal; and

•         the risk of increased volatility in yields and asset valuations as central banks accelerate looser monetary policies (such as in Japan or Europe) or tighten or unwind historically unprecedented loose monetary policy or extraordinary measures (such as in the US).

Developments relating  to  current  economic  conditions  and  instability  in  financial  markets,  including  those  discussed  above,  could  have  a  material  adverse  effect  on the RBSH Group’s  business,  financial  condition,  results  of  operations  and  prospects.

In addition,  the  RBSH Group  is  exposed  to  risks  arising  out  of  geopolitical events, such as trade barriers, exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments, could also adversely affect economic activity and have an adverse effect upon the RBSH Group’s business, financial condition and results of operations.

RBS Holdings N.V.                                                                                                                                                                                              181

Additional information

Changes in  interest  rates,  foreign  exchange  rates,  credit  spreads,  bond,  equity  and  commodity  prices,  basis,  volatility  and  correlation  risks  and  other  market  factors have significantly  affected  and  will  continue  to  affect  the  RBSH Group’s  business  and  results  of  operations.

Some of  the  most  significant  market  risks  that  the  RBSH Group  faces  are  interest  rate,  foreign  exchange,  credit  spread,  bond,  equity  and  commodity  prices  and  basis, volatility and correlation  risks.  Monetary  policy  has  been  highly  accommodative  in  recent  years,  including  as  a  result  of  certain  policies  implemented  by  central banks and regulators, which  have  helped  to  support  demand  at  a  time  of  very  pronounced  fiscal  tightening  and  balance  sheet  repair. Following the US Federal Reserve’s decision  in  December  2015  to  raise  US  interest  rates  for  the  first  time  since  2006, there remains  considerable  uncertainty  as  to  whether  or  when  other  central  banks  will  increase  interest  rates.  A  continued  period  of  low  interest  rates  and  yield  curves  and  spreads  may affect the interest rate margin  realised  between  lending  and  borrowing  costs,  the  effect  of  which  may  be  heightened  during  periods  of  liquidity  stress.

Conversely, raising  interest  rates  could  lead  to  generally  weaker  than  expected  growth,  or  even  contracting  GDP,  reduced  business  confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the RBSH Group operates and consequently to an increase in delinquency rates and default rates among customers.

Similar risks result from the exceptionally low level of inflation in developed economies, which in Europe particularly  could  deteriorate  into  sustained  deflation  if  policy  measures  prove  ineffective. Reduced monetary stimulus  and  the  actions  and  commercial  soundness  of  other  financial  institutions  have  the  potential  to  impact  market  liquidity.  Any  adverse  impact on the  credit  quality  of  the  RBSH Group’s  customers  and  other  counterparties,  coupled  with  a  decline  in  collateral  values,  could  lead  to  a  reduction  in  recoverability  and  value of the  RBSH Group’s  assets  and  higher  levels  of  impairment  allowances,  which  could  have  an  adverse  effect  on  the  RBSH Group’s  operations,  financial  position  or  prospects.  As  part of its ongoing  derivatives  operations,  the  RBSH Group  also  faces  basis,  volatility  and  correlation  risks,  the  occurrence  of  which  are  also  impacted  by  the  factors noted above.

Changes in  currency  rates,  particularly  in  the  euro-sterling and euro-US dollar exchange  rates,  affect  the  value  of  assets,  liabilities,  income  and  expenses denominated in  non-euro  currencies  and  the  reported  earnings  of  the  RBSH Group’s non-eurozone incorporated subsidiaries  and  may  affect  the  RBSH Group’s  reported  consolidated  financial  condition  or its income  from  foreign  exchange  dealing.

Such changes  may  result  from  the  decisions  of  the  ECB  and  of  the  US  Federal  Reserve  and  lead  to  sharp  and  sudden  variations  in  foreign  exchange  rates,  such  as those seen  in  the  GBP/USD  exchange  rates  in  2015  and  early  2016.  For  accounting  purposes,  the  RBSH Group  carries  some  of  its  issued  debt,  such  as  debt  securities,  at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of the RBSH Group, may result in a change to the fair value of such debt, which  is  recognised  in  the  income  statement  as  a  profit  or  loss.

The performance  and  volatility  of  financial  markets  affect  bond  and  equity  prices  and  have  caused,  and  may  in  the  future  cause,  changes  in  the  value  of  the  RBSH Group’s  investment  and  trading  portfolios.  Financial  markets  experienced  significant  volatility  during  2015  and  early  2016,  following  concerns  about  the  political  and  economic recovery in Greece, volatility  and  instability  in  the  Chinese  and  global  stock  markets  and  weakening  fundamentals  of  the  Chinese  economy,  resulting  in  further  short-term changes in the valuation  of  certain  of  the  RBSH Group’s  assets.  In  addition,  oil  prices  continued  to  fall  significantly  against  their  historical  levels  during  2015  and  early  2016  and  remained  at  such  low  levels,  and  other  commodity  prices  also  decreased. The RBSH Group  is  primarily exposed  to  oil  and  commodity  prices  though  its  participation in SHB. Further  or  sustained  low  oil  and  commodity  prices  could  negatively  impact  the  market value of SHB and a result its valuation in the  RBSH Group’s accounts. Negative movements in the valuation of SHB may require the RBSH Group to recognise an impairment in relation to its equity participation in SHB, which would impact its results of operations and financial position.

The RBSH Group’s  earnings  and  financial  condition  have  been,  and  its  future  earnings  and  financial  condition  may  continue  to  be,  materially  affected  by  depressed  asset valuations resulting  from  poor  market  conditions.

The RBSH Group’s  businesses  are  inherently  subject  to  risks  in  financial  markets  and  in  the  wider  economy, including changes  in,  and  increased  volatility  of,  interest rates, inflation rates, credit  spreads,  foreign  exchange  rates  and  commodity,  equity,  bond  and  property  prices.  In  previous  years,  severe  market  events  resulted  in  the  RBSH Group recording large write-downs  on  its  credit  market  exposures.

Any further  deterioration  in  economic  and  financial  market  conditions  or  weak  economic growth could lead to additional impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time  and  may  ultimately  not  turn out to be accurate) make  it  difficult  to  value  certain  of  the  RBSH Group’s  exposures.

Valuations in  future  periods  reflecting,  among  other  things,  the  then-prevailing  market  conditions  and  changes  in  the  credit  ratings  of  certain  of  the  RBSH Group’s  assets  may result in  significant  changes  in  the  fair  values  of  the  RBSH Group’s  exposures,  such  as  credit  market  exposures,  and  the  value  ultimately  realised  by  the  RBSH Group  may  be materially different  from  the  current  or  estimated  fair  value.

RBS Holdings N.V.                                                                                                                                                                                              182

Additional information

As part  of  the implementation of its end state plan, the  RBSH Group  is  executing  the  run-down  or  disposal  of  a  number  of  its businesses,  assets  and  portfolios. Any of  these  factors  could  require  the  RBSH Group  to  recognise  further  significant  write-downs  and  realise  increased  impairment  charges,  all  of which may have a material adverse  effect  on  its  financial  condition,  results  of  operations  and  capital  ratios.

The financial  position of the  RBSH Group  has  been,  and  may  continue  to  be,  materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and  regulatory  developments.

The RBSH Group  has  exposure  to  many  different  industries,  customers  and  counterparties,  and  risks  arising  from  actual  or  perceived  changes  in  credit  quality  and the recoverability of  monies  due  from  borrowers  and  other  counterparties  are  inherent  in  a  wide  range  of  the  RBSH Group’s  businesses.

In particular,  the RBSH Group  has  significant  exposure  to  certain  individual  customers  and  other  counterparties, including in  weaker  business  sectors  and  geographic  markets  and also has concentrated  country  exposure  in  emerging economies, including China, India and Indonesia. As the  RBSH Group  implements  its  end-state plan and withdraws  from  many  geographic  markets  and  continues  to  materially  scale  down  its  international  activities,  the RBSH Group’s relative  exposure  to  certain geographies and counterparties will increase.

Provisions for default on loans have decreased in recent years in line with the perceived reduction in risks and exposure relating to these customers, counterparties or assets classes.

If the  risk  profile  of  the RBSH Group’s loan portfolios were  to  increase,  including  as  a  result  of  a  degradation  of  economic  or  market  conditions,  this  could  result  in  an  increase  in  the  cost  of  risk  and  the  RBSG Group  may  be  required  to  make  additional  provisions,  which  in  turn  would  reduce  earnings  and  impact  the  RBSH Group’s  profitability.

The credit  quality  of  the  RBSH Group’s  borrowers  and  its  other  counterparties  is  impacted  by  prevailing  economic  and  market  conditions  and  by  the  legal  and  regulatory landscape in  their  respective  markets.  A  further  deterioration  in  economic  and  market  conditions  or  changes  to  legal  or  regulatory  landscapes  could  worsen  borrower  and  counterparty credit quality and also  impact  the  RBSH Group’s  ability  to  enforce  contractual  security  rights.

In addition,  the  RBSH Group’s  credit  risk  is  exacerbated  when  the  collateral  it  holds cannot be realised as a result of market conditions or regulatory intervention or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the RBSH Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such deteriorations in the RBSH Group’s recoveries on defaulting loans could have an adverse effect on the RBSH Group’s results  of  operations  and  financial  condition.

Concerns about,  or  a  default  by,  one  financial  institution  could  lead  to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the RBSH Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities  firms  and  exchanges  with  which  the RBSH Group interacts on  a  daily  basis.

The effectiveness  of recent prudential reforms designed to contain systemic risk in the EU and the UK is yet to be tested. Counterparty risk within the financial system or failures of the RBSH Group’s financial counterparties could have a material adverse effect on the RBSH Group’s access to liquidity or could result in losses which could have a material adverse effect on the RBSH Group’s financial condition, results of  operations  and  prospects.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the RBSH Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the RBSH Group and an inability to engage in routine funding transactions.

RBS Holdings N.V.                                                                                                                                                                                              183

Additional information

The RBSH Group’s  business  performance  and  financial  position  could  be  adversely  affected  if  its  capital  is  not  managed  effectively  or  if  it  is  unable  to  meet  its  capital  targets or capital requirements.

Effective management  of  the  RBSH Group’s  capital  is  critical  to  its  ability  to  operate  its  businesses,  comply  with  its  regulatory  obligations and implement its end-state plan. The  RBSH Group  is  subject  to  extensive  regulatory  supervision  in  relation  to  the  levels  and  quality  of  capital  in  its  business,  including  as  a  result  of  the  transposition  of the Basel Committee on  Banking  Supervision’s  regulatory  capital  framework  (“Basel  III”)  in  Europe  by  a  Directive  and  Regulation  (collectively  known  as  “CRD  IV”).

Adequate capital  also  gives  the  RBSH Group  financial  flexibility  in  the  face  of  continuing  turbulence  and  uncertainty  in  the  global  economy.  On  a  fully  loaded  basis,  the  RBSH Group’s  CET1  ratio  was  21.1%  at  31  December  2015. The RBSH Group  plans  capital  levels  based  on  regulatory  requirements  and  additional  internal  modelling  and  stress  scenarios.

However, the  RBSH Group’s  ability  to  achieve  such  targets  depends  on  a  number  of  factors,  including  the  implementation  of  the end-state plan and any  of  the  factors described below.  A  shortage  of  capital  could  arise  from:

•         a depletion of the RBSH Group’s capital resources through increased costs or liabilities (including pension, conduct, litigation and legacy costs), reduced profits or losses (and therefore retained earnings) or reduced asset values resulting in write-downs or impairments;

•         an increase in the amount of capital that is needed to be held, including as a result of changes to the actual level of risk faced by the RBSH Group, changes in the minimum levels of capital or liquidity required by legislation or by the regulatory authorities or the calibration of capital or leverage buffers applicable to the RBSH Group, including countercyclical buffers, increases in risk-weighted assets or in the risk weighting of existing asset classes or an increase in the RBSH Group’s view of the management buffer it should hold taking account of, for example, the capital levels or capital targets of the RBSH Group’s peer banks or through the changing views of rating agencies.

The execution of the RBSH Group’s end-state plan involves a number of actions including distributions to RBS plc, trapped capital in some jurisdictions, the sale or disposal of certain assets or businesses or redemption of regulatory instruments which may impact the RBSH Group’s capital resources. Further losses or a failure to meet profitability targets or reduce risk-weighted assets in accordance with or within the timeline contemplated by the RBSH Group’s capital plan, combined with a depletion of its capital resources or an increase in the amount of capital it needs to hold (including as a result of the reasons described above), would adversely impact the RBSH Group’s ability to meet its capital targets or requirements.

The Basel  Committee  and  other  agencies  remain  focussed  on  changes that will increase, or recalibrate, measures of risk- weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio.

While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that are expected to impact the calculation of risk-weighted assets. The Basel Committee is currently consulting on new rules relating to the risk weighting of real estate exposures and other changes to risk-weighting calculations. These rules are expected to be finalised later in 2016 and come into force by 2019. The Basel Committee also recently published for consultation a revised standardised measurement approach for operational risk. The new approach would replace the three existing standardised approaches for calculating operational risk, as well as the internal model-based approach. The proposed new methodology combines a financial statement-based measure of operational risk, with an individual firm’s past operational losses. While the quantum of impact of these reforms remains uncertain owing to lack of clarity of the proposed changes and the timing of their introduction, the implementation of such initiatives could result in higher levels of risk-weighted assets and therefore higher levels of capital, and in particular CET1 capital, required to be  held  by  the  RBSH Group,  under  Pillar 1 requirements. Such  requirements  would  be  separate  from  any  further  capital  overlays  required  to  be  held  as  part  of  the  RBSH  Group’s  Pillar 2 requirements  with  respect  to  such  exposures.

If circumstances  were  to  result  in  the  RBSH Group  having  or  being perceived to have a shortage of capital as a result of any of the circumstances described above, then it may be subject to increase regulatory supervision, regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive. This may also trigger the implementation of the RBS Group’s capital recovery plans. This, in turn, may affect the RBSH Group’s capacity to continue its business operations, pay future dividends and make other  distributions  (including  coupons  on  capital  instruments)  or  pursue  strategic  opportunities,  impacting future growth potential.

RBS Holdings N.V.                                                                                                                                                                                              184

Additional information

The RBSH Group  is  subject  to  stress  tests  mandated  by  its national and European regulators which may  result  in  additional  capital  requirements  which,  in  turn,  may  impact the Group’s  financial  condition,  results  of  operations  and  investor  confidence  or  result  in  restrictions  on  distributions.

The RBSH Group is subject to stress tests by its regulator in the Netherlands and the European Central Bank. The last major stress tests that the RBSH Group completed were the EBA comprehensive stress tests in 2014. However, since the stress test was performed, a number of the parameters which materially influenced the outcome of the 2014 stress tests have changed as a result of the continuing deleveraging and disposal of RBSH Group’s operations. As the RBSH Group continues to work towards executing the milestones for achieving the run-down of RBSH Group’s operations, its regulators may require additional or interim stress tests before approving certain components of the end-state plan.

Failure by  the  RBSH Group  to  meet  the  thresholds  set  as  part  of  the  stress  tests  carried  out  by  its  regulators  may  result  in  the  RBSH Group’s  regulators requiring the  RBSH Group  to  hold  additional  capital,  increased  supervision  and/or  regulatory  sanctions,  restrictions  on  the execution of the run-down of the RBSH Group’s operations.

The RBSH Group’s  ability  to  meet  its  obligations  including  its  funding  commitments  depends  on  the  RBSH Group’s  ability  to  access  sources  of  liquidity  and  funding.

Liquidity risk  is  the  risk  that  a  bank  will  be  unable  to  meet  its  obligations,  including  funding  commitments,  as  they  fall  due or that it will be unable to meet regulatory minimum liquidity requirements. This  risk  is  inherent  in  banking  operations  and  can  be  heightened  by  a  number  of  factors,  including  an  over-reliance  on  a  particular  source  of  wholesale  funding  (including,  for  example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term funding during prolonged periods in recent years. In 2015, although the RBSH Group’s overall liquidity position remained strong, credit markets experienced increased volatility and certain European banks, in particular in the peripheral countries of Spain, Portugal, Greece and Italy, remained reliant on the ECB as one of their principal sources  of  liquidity.

In addition, the implementation of the RBSH Group’s end-state plan is expected to reduce the RBSH Group’s liquidity, including as a result of the redemption of capital instruments, and the RBSH Group may be unable to maintain sufficient liquidity headroom to meet its liquidity requirements, including such new requirements as may be imposed by the RBSH Group’s regulators from time to time. The RBSH Group is also partially reliant on the RBS Group for liquidity and funding support.  See ‘The RBSH Group is reliant on the RBS Group’.

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significantly higher costs. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding.

Any uncertainty relating to the \credit risk of financial institutions  may  lead  to  reductions  in  levels  of  interbank  lending  or  may  restrict  the  RBSH Group’s  access  to  traditional  sources  of  funding  or  increase the costs or collateral requirements  for  accessing  such  funding.

If the  RBSH Group  is  unable  to manage its liquidity resources or requirements, its  liquidity  position  could  be  adversely  affected  and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements or to fund new loans, investments and businesses. The RBSH Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. In a time of reduced liquidity, the RBSH Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on the RBSH Group’s financial condition and results of operations.

The RBSH Group’s  borrowing  costs,  its  access  to  the  debt  capital  markets  and  its  liquidity  depend  significantly  on  its  and the RBS Group’s credit  ratings.

The credit  ratings  of  RBS N.V., as well as those of RBSG,  RBS plc and  other  RBS Group  members  directly  affect  the  cost  of,  access  to  and  sources  of  their  financing and liquidity. A number of  UK  and  other  European  financial  institutions,  including  RBS N.V., RBSG,  RBS  plc  and  other  RBS Group  members,  have  been  downgraded  multiple  times  in recent years  in  connection  with  rating  methodology  changes  and  credit  rating  agencies’  revised  outlook  relating  to  regulatory  developments,  macroeconomic  trends and a financial institution’s capital  position  and  financial  prospects.

During 2015,  credit  rating  agencies  completed  their  reviews  and  revisions  of  their  ratings  of  banks  by  country  to  address  the  agencies’  perception  of  the  impact of ongoing regulatory changes  designed  to  improve  the  resolvability  of  banks  in  a  manner  that  minimises systemic risk, such that the likelihood of extraordinary support for failing banks is less predictable, as well as to address the finalisation of revised capital and leverage rules under CRD IV and firm-specific requirements.

RBS Holdings N.V.                                                                                                                                                                                              185

Additional information

As a  result,  RBSG’s  long-term  and  short-term  credit  ratings  were  downgraded  by  two  notches  by  S&P  and  Fitch.  S&P  further  downgraded  the  long-term  credit  rating  of RBSG as  a  result  of  a  number  of  factors,  including  S&P’s  assessment  of  the  RBS Group’s  financial  flexibility  to  absorb  losses  while  a  going  concern,  and  the  RBS Group’s underperformance relative  to  similar  peers  in  terms  of  profitability.  The  long-term  deposit  and  senior  unsecured  ratings  for RBS N.V., RBS plc  and  certain  other  subsidiaries  of  RBSG,  however,  were  upgraded  by  one  notch  to  take  into  account  the  protection  offered  to  senior  unsecured  creditors  by  loss-absorbing  capital.  Moody’s  also  finalised its review of RBS and downgraded RBSG’s long-term senior unsecured and issuer  credit  ratings  by  two  notches.  As  a  result,  the  credit  ratings  of  RBSG  are  below investment grade by  that  credit  agency.  The  outlook  for  RBSG  by  Moody’s and S&P is  currently  positive  and  is  stable  for  Fitch, while the outlook for RBS N.V. by Moody and S&P is positive and is stable for Fitch.

Rating agencies  regularly  review  the  RBS N.V., RBSG, RBS plc and  RBS Group  entity  credit  ratings  and  their  ratings  of  long-term  debt  are  based  on  a  number  of  factors,  including  the  RBS Group’s financial strength as  well  as  factors  not  entirely  within  the  RBS Group’s  control,  including  conditions  affecting  the  financial  services  industry  generally.

In particular,  the  rating  agencies  may  further  review  the  RBS N.V., RBSG, RBS plc and RBS Group entity ratings as a result of the implementation of the UK ring-fencing regime, pension and litigation/regulatory investigation risk and other macroeconomic and political developments, including as a result of an outcome in favour of an exit from the European Union.

Any further reductions in the long-term or short-term credit ratings of RBS N.V., RBSG or of certain of its subsidiaries (particularly RBS plc), including further downgrades below investment grade, could increase the RBSH Group’s funding and borrowing  costs, require the  RBSH Group  to  replace  funding  lost  due  to  the  downgrade, which may include the loss of customer deposits and may limit the RBSH Group’s access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, limit the range of counterparties willing to enter into transactions with the RBSH Group and its subsidiaries and adversely affect its competitive position, all of which could have a material adverse impact on the RBSH Group’s earnings, cash flow and financial condition. In addition, political developments, including any exit, or uncertainty relating to a potential exit, of the UK from the European Union or the outcome of any further Scottish referendum could during a transitional period negatively impact the credit ratings of the UK Government and result in a downgrade of the credit ratings of RBSG and RBS Group entities, and as a result adversely impact the credit ratings of RBS N.V..

RBSG, RBSH Group and other RBS Group companies are subject  to  a  number  of  legal,  regulatory  and  governmental  actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the RBSH Group’s operations, operating results, reputation, financial position and future prospects.

The RBS Group and the RBSH Group have dramatically downsized and simplified the scale and complexity of their operations as compared to their operations preceding and during the financial crisis. However, the RBS Group’s and the RBSH Group’s operations  remain  diverse  and  complex,  and  the  RBS Group and the RBSH Group operate  in  legal  and  regulatory  environments  that  expose  them to potentially significant  disputes, litigation,  civil  and  criminal  regulatory  and  governmental  investigations  and  other  regulatory  risk.  Any such ongoing disputes, litigation, regulatory and governmental investigations could delay or impair RBSH Group’s ability to wind down its operations. The  RBS Group  and the RBSH Group have settled  a  number  of legal and regulatory investigations over  the  past  several  years  but  continue  to  be,  and  may  in  the  future  be,  involved  in  a  number  of  legal  and  regulatory  proceedings  and  investigations  in  the  UK,  the  US,  Europe  and  other  jurisdictions.

The RBS Group is involved in ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation (including class action litigation), relating to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including structured products and government securities), product mis-selling, customer mistreatment (including alleged mistreatment of small and medium enterprises by RBS’s Global Restructuring Group, as alleged in the November 2013 report by Lawrence Tomlinson), anti-money laundering, sanctions, and various other compliance issues. In the US, ongoing matters include various civil and criminal federal and state investigations relating to the securitisation of mortgages, as well as the trading of various forms of asset-backed securities.

The RBS Group and the RBSH Group continue  to  cooperate  with  governmental  and  regulatory  authorities  in  these  and  other  investigations  and  reviews.  For  more  detail  on  certain  of the RBSH Group’s  ongoing  legal,  governmental  and  regulatory  proceedings,  see  pages  139  to  143.

Legal, governmental  and  regulatory  proceedings  and  investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case, investigation or dispute.

RBS Holdings N.V.                                                                                                                                                                                              186

Additional information

Settlements, resolutions  and  outcomes  in  relation  to  ongoing  investigations and other disputes, including with related parties, may result in material financial fines or penalties, non-monetary penalties, ongoing commitments, restrictions upon or revocation of regulatory permissions and licences and other collateral consequences and may prejudice both contractual and legal rights otherwise available to the RBS Group and/or the RBSH Group and the outcome of on-going claims against the RBS Group and/or the RBSH Group may give rise to additional legal claims being asserted against the RBS Group and/or the RBSH Group, any of which outcomes could materially adversely impact the RBSH Group’s capital position and prospects or delay or restrict the winding down of its operations. Monetary penalties and other outcomes could be materially in excess of provisions, if any, made by the RBS Group and/or the RBSH Group. The adverse resolution of proceedings against the RBS Group, including the imposition of large monetary penalties or fines, may adversely affect the RBSH Group or its subsidiaries by impacting investor and counterparty confidence in the RBSH Group by association with RBS Group and impact the RBSH Group’s ability to fund itself including due to reduced deposits and the RBS Group may no longer be able to extend intra-group funding to the RBSH Group. It is expected that the RBS Group and the RBSH Group will continue to have a material exposure to litigation and governmental and regulatory proceedings and investigations relating to legacy issues in the medium term. In particular, litigation and regulatory risk may increase as a result of the implementation of the RBSH Group’s end-state plan, and any financial consequences relating thereto will become proportionally more significant as the RBSH Group continues to reduce its balance sheet. Adverse outcomes or resolution of current or future regulatory, governmental or law enforcement proceedings or adverse judgements in litigation could result in restrictions or limitations on the RBSH Group’s operations, adversely impact the RBSH Group’s end-state plan or have a material adverse effect on the RBSH Group’s reputation, results of operations and capital position.

The RBSH Group may be required to make new or increase existing provisions in relation to existing or future legal proceedings, investigations and governmental and regulatory matters which may be substantial, including with respect to current matters in relation to which the RBSH Group has not yet recognised legal provisions. Significant new provisions or increases in existing provisions relating to legal proceedings, investigations and governmental and regulatory matters may have a material adverse effect on the RBSH Group’s financial condition and results of operations as well as its reputation.

The RBSH Group’s  businesses  are  subject  to  substantial  regulation  and  oversight.  Significant  regulatory  developments  and  increased  scrutiny  by  the  RBSH Group’s  key  regulators has had  and  is  likely  to  have  a  material  adverse  effect  on  how  the  RBSH Group  conducts  its  business  and  on  its results of  operations  and  financial  condition as well as the successful implementation of its end-state plan.

The RBSH Group  is  subject  to  extensive  financial  services  laws,  regulations,  corporate  governance  requirements,  administrative  actions  and  policies  in  each  jurisdiction  in which it  operates.  Many  of  these  have  been  introduced  or  amended  recently  and  are  subject  to  further  material  changes.  Among  others,  the  adoption of rules relating to the entry into force of CRD IV and the Bank Recovery and Resolution Directive (BRRD) and certain other measures in the other jursidictions in which the RBSH Group operates, are considerably affecting the regulatory landscape in which the RBSH Group operates and will operate in the future. Increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering and antiterrorism laws and regulations, as well as the provisions of applicable sanctions programmes and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the RBSH Group’s participation in government or regulator-led initiatives), have resulted in the RBSH Group facing greater  regulation  and  scrutiny  in  the  jurisdictions  in  which  it  operates.

Although it  is  difficult  to  predict  with  certainty  the  effect  that  the  recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the RBSH Group, the enactment and implementation of legislation and regulations in the jurisdictions in which the Group operates has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and has impacted, and will continue to impact, product offerings and business models. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the RBSH Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required. Changes in accounting standards or guidance by internal accounting bodies or in the timing of their implementation, whether mandatory or as a result of recommended disclosure relating to the future implementation of such standards could also result in the RBSH Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments. Following the introduction of the Single Supervisory Mechanism, the ECB, as the relevant regulator, along with the DNB, are closely monitoring the implementation by the RBSH Group of the end-state plan.

Any of  these  developments  (including  failures  to  comply  with  new  rules  and  regulations) could have an impact on  how  the  RBSH Group conducts  its  business,  its  authorisations  and  licences,  the  products  and  services  it  offers,  the execution of its end-state plan and  the  value  of  its  assets,  and  could  have  a  material  adverse  effect  on  its  business,  funding  costs  and  results  of  operations  and  financial  condition.

RBS Holdings N.V.                                                                                                                                                                                              187

Additional information

Areas in  which,  and  examples  of  where,  governmental  policies,  regulatory  and  accounting  changes  and  increased  public  and  regulatory  scrutiny  could  have  an adverse impact (some  of  which  could  be  material)  on  the  RBSH Group  include  those  set  out  above  as  well  as  the  following:

•         amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the RBSH Group, either on a solo, consolidated or subgroup level, including amendments to the rules relating to the calculation of risk-weighted assets and reliance on credit ratings as well as tax rules affecting the eligibility of deferred tax assets;

•         the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes;

•         the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•         further investigations, proceedings or fines either against the RBS Group and/or the RBSH Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;

•         additional rules and regulatory initiatives and review relating to customer protection and increased focus by regulators on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets;

•         the imposition of additional restrictions on the RBSH Group’s ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;

•         regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

•         rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•         changes to financial reporting standards (including accounting standards) and guidance or the timing of their implementation;

•         changes to risk aggregation and reporting standards;

•         changes to corporate governance requirements, corporate structures and conduct of business rules;

•         competition reviews and investigations;

•         financial market infrastructure reforms in the EU establishing new rules applying to investment services, short selling, market abuse and investment funds;

•         developments relating to current European proposals for a directive on payment services;

•         the introduction of, and changes to, taxes, levies or fees applicable to the RBSH Group’s operations or changes to the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

•         investigations into facilitation of tax evasion or the creation of new civil or criminal offences relating thereto;

•         the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US); and

•         other requirements or policies affecting the RBSH Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, or pricing.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, or failure by the RBSH Group to comply with such laws, rules and regulations, may have a material adverse effect on the RBSH Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the RBSH Group’s ability to engage in effective business, capital and risk management planning.

Failure to retain qualified and sufficient staff may impact the RBSH Group’s ability to implement its end-state plan.

As a result of the implementation of the run-down of its operations, the number of staff employed by the RBSH Group has reduced significantly in recent years. Execution of  the  RBSH Group’s  end-state plan depends on  its  ability  to  attract,  retain  and  remunerate  highly  skilled  and  qualified  personnel,  including  senior  management  (which  includes  directors  and  other  key  employees),  in  a  highly  competitive  labour  market.  This  cannot  be  guaranteed,  particularly  in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements. In addition, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel. The RBS Group’s restructuring initiatives, including the restructuring of the CIB business, and the RBSH Group’s  run-down strategy have  led  to  the  departure  of  a  large  number  of  experienced  and  capable  employees and may continue to cause  experienced  staff  members  to  leave  and  prospective  staff  members  not  to  join.  The  lack  of  continuity  of  senior  management  and  the  loss  of  important  personnel  coordinating  certain  or  several  aspects  of  the  RBSH Group’s  end-state plan could  have  an adverse impact  on  its  successful execution and its ability to meet its  regulatory  commitments. In addition, the RBSH Group has outsourced a number of key functions to RBS Group executives and employees, and is therefore dependent on such executives and employees for the execution of the end-state project.

In addition,  many  of  the  RBSH Group’s  employees  in  Europe  and  other  jurisdictions  in  which  the  RBSH Group  operates  are  represented  by  employee representative bodies,  including  trade  unions.  Engagement  with  its  employees  and  such  bodies  is  important  to  the  RBSH Group  and  a  breakdown  of  these  relationships  could adversely affect the  RBSH Group’s  business and the execution of the end-state plan.

RBS Holdings N.V.                                                                                                                                                                                              188

Additional information

The RBSH Group’s  operations  are  highly  dependent  on  its  and the RBS Group’s IT  systems.  A  failure  of  such IT systems  could  adversely  affect  the RBSH Group’s operations  and  investor  and  customer confidence and  expose  the  RBSH Group  to  regulatory  sanctions.

The RBSH Group’s  operations  are  dependent  on  the  ability  to  process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the RBSH Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centers, are critical to the RBSH Group’s operations.

Any critical system failure, any prolonged loss of service availability or any material breach of data security could cause serious damage to the RBSH Group’s ability to service its customers, could result in significant compensation costs or fines resulting from regulatory investigations and could breach regulations under which the Group operates. In particular, failures or breaches resulting in the loss or publication of confidential customer data could damage the RBSH Group’s reputation, business and brands and lead to regulatory sanctions.

The RBSH Group depends in part on the RBS Group’s IT systems. The RBS Group  is  currently  implementing  a  number  of  complex  initiatives,  including  its  strategic  programme,  the  UK  ring-fencing  regime,  the  separation  of  the  Williams & Glyn business,  the  restructuring  of  the  CIB  business  and  a  significant  IT  investment  programme,  all  which  may  put  further  strains  on  the  RBS Group’s  existing  IT  systems and, as a result, affect such IT systems on which the RBSH Group relies.

The RBS Group and the RBSH Group are exposed  to  cyberattacks  and  a  failure  to  prevent  or  defend  against  such  attacks  could  have  a  material  adverse  effect  on  the  RBSH Group’s  operations,  results of operations or reputation.

The RBS Group  and the RBSH Group are subject  to  cybersecurity threats which have regularly targeted financial institutions as well as governments and other institutions and have increased in frequency and severity in recent years. The RBS Group and the RBSH Group rely on the effectiveness of their internal policies and associated procedures, infrastructure and capabilities to protect the confidentiality, integrity and availability of information held on their computer systems, networks and mobile devices, and on the computer  systems,  networks and mobile devices of third  parties  on  whom  they rely.

The RBS Group  and the RBSH Group also  take  measures  to  protect  themselves  from  attacks  designed  to  prevent  the  delivery  of  critical  business  processes  to  their  customers.  Despite  these  preventative measures, the  RBS Group’s and the RBSH Group’s computer  systems,  software,  networks  and  mobile  devices,  and  those  of  third  parties  on  whom  they rely, are  vulnerable  to  cyberattacks, sabotage, unauthorised access,  computer  viruses,  worms  or  other  malicious  code,  and  other  events  that  have  a  security  impact.

Failure to protect the RBSH Group’s operations from cyberattacks or to continuously review and update current processes in response to new threats could result in the loss of customer data or other sensitive information as well as instances of denial of service for the RBSH Group’s customers. Regulators, in the Europe and in US have identified cybersecurity as a systemic risk to the financial sector and highlighted the need for financial institutions to improve resilience to cyberattacks and the RBSH Group expects greater regulatory engagement, supervision and enforcement on  cybersecurity  in  the  future.

The RBS Group and the RBSH Group expect to  be  the  target  of  continued  attacks  in  the  future  and  there  can  be  no  assurance  that  they  will  be  able  to  prevent  all  threats.

Any failure  in  the  cybersecurity  or cyber-related  crime policies, procedures or capabilities, applied by the RBSH Group could lead to the RBSH Group suffering reputational damage and a loss of customers, regulatory investigations or sanctions being imposed and could have a material adverse effect  on  the  RBSH Group’s  results  of  operations or financial  condition.

The RBSH Group  is  exposed  to  conduct  risk  which  may  adversely  impact  the  RBSH Group  or  its  employees  and  may  result  in  conduct  having  a  detrimental  impact  on  the  RBSH Group’s customers or  counterparties.

In recent  years,  the  RBS Group  has  sought  to  refocus  its  culture  on  serving the needs of its customers and continues to redesign many of its systems and processes to promote this focus and strategy. However, the RBS Group and the RBSH Group are exposed to various forms of conduct risk in the conduct of their operations. These include business and strategic planning that does not consider customers’ needs, ineffective management and monitoring of products and their distribution, a culture that is not customer-centric, outsourcing of customer service and product delivery via third parties that do not have appropriate levels of control, oversight and culture, the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such product, or poor governance of incentives and rewards. Some of these risks have materialised in the past and ineffective management and oversight of conduct issues may result in customers being poorly or unfairly treated and may in the future lead to further remediation and  regulatory  intervention/enforcement.

RBS Holdings N.V.                                                                                                                                                                                              189

Additional information

The RBS Group’s and the RBSH Group’s businesses  are  also  exposed  to  risk  from  employee  misconduct  including  non-compliance  with  policies  and  regulatory  rules,  negligence  or  fraud, any of which could result in  regulatory  sanctions  and  serious  reputational  or  financial  harm  to  the  RBS Group and/or the RBSH Group. In  recent  years,  a  number  of  multinational  financial  institutions, including the RBS Group,  have  suffered  material  losses  due  to  the  actions  of  employees.  It  is  not  always  possible  to  deter  employee  misconduct  and  the  precautions  the  RBS Group and RBSH Group take  to  prevent  and  detect  this  activity  may  not always be effective.

The RBS Group  and the RBSH Group have implemented  a  number of policies and allocated new resources in order to help mitigate against these risks. They have also prioritised initiatives to reinforce good conduct in the markets in which they operate, together with the development of preventative and detective controls in order to positively influence behaviour. Nonetheless, no assurance can be given that the RBS Group’s strategy and control framework (which applies to the RBSH Group) will  be  effective  and  that  conduct  issues  will  not  have  an  adverse  effect  on  the  RBSH Group’s  results  of  operations,  financial  condition  or  prospects.

The RBSH Group  may  be  adversely  impacted  if  its  risk  management  is  not  effective.

The management  of  risk  is  an  integral  part  of  all  of  the  RBSH Group’s  activities.  Risk  management  comprises  the  definition  and  monitoring  of  the  RBSH Group’s  risk  appetite  and  reporting  of  the  RBSH Group’s  exposure  to  uncertainty  and  the  consequent  adverse  effect  on  profitability  or  financial  condition  arising  from  different  sources  of  uncertainty and risks as  described  throughout  these  risk  factors.

Ineffective risk  management  may  arise  from  a  wide  variety  of  events  and  behaviours,  including  lack  of  transparency  or  incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes.

Failure to  manage  risks  effectively  could  adversely  impact  the  RBSH Group’s reputation or its relationship with its customers, shareholders or other stakeholders, which in turn could have a significant effect on the RBSH Group’s business, financial condition and/or results of operations.

The RBSH Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the RBSH Group operates could have a material adverse effect on the RBSH Group’s business, capital and results.

Given the complexity of the RBSH Group’s business, strategy and capital requirements, the RBSH Group relies on analytical models to manage its business, assess the value of its assets and its risk exposure and anticipate capital and funding requirements, including with stress testing. Valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be constantly updated to ensure their accuracy.

Failure of these models to accurately reflect changes in the environment in which the RBSH Group operates, or to be updated in line with changes in the RBS Group’s or the RBSH Group’s business mode or operations, or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the RBSH Group’s risk exposure, the risk profile of the RBSH Group’s financial instruments or result in the RBSH Group being required to hold additional capital. In addition, a number of the internal models used by the RBSH Group are designed, managed and analysed by the RBS Group and may inappropriately capture the risks and exposures relating to the RBSH Group’s portfolios. The RBSH Group’s internal models are subject to periodic review by its regulators and, if found deficient, the RBSH Group may be required to make changes to such models or may be precluded from using any such models, which would result in an additional capital requirement that could have a material impact on the RBSH Group’s capital position. Some of the analytical models used by the RBSH Group are predictive in nature. The use of predictive models has inherent risks and may incorrectly forecast future behaviour, leading to flawed decision making and potential losses.

The RBSH Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the RBSH Group in its forecasts or decision making. Internal stress test models may also rely on different, less severe, assumptions or take into account different data points than those defined by the RBSH Group’s regulators.

The RBSH Group could face adverse consequences as a result of decisions which may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on the RBSH Group’s business, financial condition and/or results of operations, minimum capital requirements and reputation.

In addition, proposed or new regulatory requirements relating to internal models, may require significant implementation resources, when personnel and operational resources are already limited as a result of the implementation of the end-state plan, and may result in increased risk-weighted assets, which, in turn, may impact the RBSH Group’s capital position and its ability to meet applicable capital requirements.

RBS Holdings N.V.                                                                                                                                                                                              190

Additional information

The reported results of the RBSH Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may reflect amounts which differ from those estimates. Estimates, judgements and assumptions take into account historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The accounting policies deemed critical to the RBSH Group’s results and financial position, based upon materiality and significant judgements and estimates, include, provisions for liabilities, loan impairment provisions and fair value of financial instruments, which are discussed in detail in “Critical accounting policies and key sources of estimation uncertainty” on page 99.

In addition, further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group. IFRS and Interpretations that have been issued by the International Accounting Standards Board (“the IASB”) but which have not yet been adopted by the Group are discussed in “Accounting developments” on page 101. In addition, new requirements resulting from the implementation of CRD IV may impact the RBSH Group’s reporting obligations.

In July 2014, the IASB published a new accounting standard for financial instruments (IFRS 9) effective for annual periods beginning on or after 1 January 2018. It introduces a new framework for the recognition and measurement of credit impairment based on expected credit losses, rather than the incurred loss model currently applied under IAS 39. The inclusion of loss allowances with respect to all financial assets will tend to result in an increase in overall impairment balances when compared with the existing basis of measurement under IAS 39.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the RBSH Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions.

In such circumstances, the RBSH Group’s internal valuation models require the RBSH Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. Resulting changes in the fair values of the financial instruments has had and could continue to have a material adverse effect on the RBSH Group’s earnings, financial condition and capital position.

The RBS Group and its subsidiaries, including the RBSH Group, are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.

In the  EU,  the  UK  and  the  US,  regulators  have  implemented  or  are  in  the  process  of  implementing  recovery  and  resolution  regimes  designed  to  prevent the failure of financial institutions and resolution tools to ensure the timely and orderly resolution of financial institutions. These initiatives are coupled with a broader set of initiatives to improve the resilience of financial institutions and reduce systemic risk. The tools and powers introduced under the BBRD include preparatory and preventive measures, early supervisory intervention powers and resolution tools. The RBSH Group is subject to the European banking union framework. In November 2014, the ECB assumed direct supervisory responsibility for the RBSH Group under the Single Supervisory Mechanism (“SSM”). The RBS Group is subject to the resolution regime implemented in the UK and under direct responsibility of the Bank of England, the Prudential Regulatory Authority and the Financial Conduct Authority. As a result of the above, there remains uncertainty as to how the relevant resolution regimes in force in the UK, the eurozone and other jurisdictions, would interact in the event of a resolution of the RBS Group.

The majority of the provisions of the BRRD came into effect in January 2015, subject to certain secondary rules being finalised by the European authorities, and therefore the requirements to which the RBS Group and the RBSH Group are subject may continue to evolve to ensure compliance with these rules or following the publication of review reports produced by the European Parliament and the Council of the EU relating to certain topics set out by the BRRD.

RBS Holdings N.V.                                                                                                                                                                                              191

Additional information

Such further  amendments  to  the  BRRD  or  the  implementing  rules  in  the EU may also be necessary to ensure continued  consistency  with  the  FSB  recommendations  on  resolution  regimes  and  resolution  planning for Globally Systemically Important Banks (GSIBs).

The BRRD  requires  national  resolution  funds  to  raise  “ex  ante”  contributions  on  banks  and  investment  firms  in  proportion  to  their  liabilities  and  risk  profiles  and allow them to raise additional “ex  post”  funding  contributions in the event the ex ante contributions do  not  cover  the  losses,  costs  or  other  expenses  incurred  by  use  of  the resolution fund. As a result, the RBSH Group may be required to make additional  contributions  in  the  future.  In  addition,  the RBSH Group is required to  pay  supervisory  fees  towards  the  funding  of  the  SSM  as  well  as  contributions  to  the  single  resolution  fund.

The new  recovery  and  resolution  regime  implementing  the  BRRD  has  imposed  and  is  expected  to  impose  in  the  near-to  medium-term  future,  additional  compliance  and  reporting  obligations  on  the  RBS Group and RBSH Group which  may  result  in  increased  costs,  including  as  a  result  of  the  mandatory participation in resolution  funds,  and  heightened  compliance  risks  and  the  RBS Group or the RBSH Group  may  not  be  in  a  position  to  comply  with  all  such  requirements  within the prescribed deadlines or  at  all.

Similar to other major financial institutions, both the RBS Group and the RBSH Group remain engaged in a constructive dialogue on resolution and recovery planning with key national regulators and other authorities. It is expected that resolution planning in connection with the RBSH Group would be addressed as part of the RBS Group’s resolution plans.

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

RBS Holdings N.V.                                                                                                                                                                                              192

Additional information

Changes in Registrant’s Certifying Accountant

On April 22, 2016, the supervisory board of the Group approved the nomination of Ernst & Young Accountants LLP, the Netherlands as the external auditors of RBS Holdings for the statutory reporting of the 2016 financial year and Ernst & Young LLP, United Kingdom as the independent registered public accounting firm (“external auditor”) for the Company and its subsidiaries for the year ending December 31, 2016 and in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2016. Subsequently, the shareholders approved the appointment on the same date. This change in external auditors is being made following the RBS Group’s decision to appoint Ernst & Young LLP as the external auditor for the RBS Group, in recognition of the recommendations made under the UK’s Corporate Governance Code that companies put their external audit out to tender at least every ten years. Deloitte LLP continued to served as auditors for the 2015 Group 20-F filing.

During the two years prior to December 31, 2015, (1) Deloitte LLP has not issued any reports on the financial statements of the RBSH Group that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of Deloitte LLP qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Deloitte LLP satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Further in the two years prior to December 31, 2015 or in any subsequent interim period, the Group has not consulted with Ernst & Young LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Group, and either a report was provided to the Group or oral advice was provided that Ernst & Young LLP concluded was an important factor considered by the Group in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Iran sanctions and related disclosures

Disclosure pursuant to section 13(r) of the Securities Exchange Act section 13(r) of the Securities Exchange Act, as amended by section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, requires an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law.  Our affiliate RBS Group disclosed the following activities in response to section 13(r).  RBS Holdings NV was directly involved in a small proportion of the activity covered by this disclosure.

Licensed Payments

During 2015, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, RBS Group facilitated a small number of payments that were remitted by Iranian government-owned financial institutions.  These payments were received by non-designated third parties in relation to the provision of foodstuffs.   All payments were received in full compliance with applicable sanctions.

RBS Group also facilitated a small number of payments from and to frozen accounts of Iranian government-owned financial institutions and financial institutions designated under Executive Order 13382 or 13224.  These payments related to amounts due to non-designated third parties for legal services and insurance premiums.  All payments were made or received in full compliance with applicable sanctions and under applicable licences.

During 2015, RBS Group also made and received a number of payments from and to accounts (including frozen accounts), related to entities identified as part of the Government of Iran and/or entities designated under Executive Order 13382 or 13324.  These payments related to amounts due to third parties for legal expenses including the refund of legal expenses and the exit of an individual who is a representative of an Iranian government owned entity.  All such payments were made or received in compliance with applicable sanctions and under applicable licences.

The transactions described in the above paragraphs resulted in less than the equivalent of £30 in gross revenue to RBS Group for each transaction.  RBS Group intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are in compliance with applicable sanctions laws.

Legacy Guarantees

Under appropriate license from the applicable authorities, the Bank holds eight legacy guarantees entered into between 1998 and 2005, which support arrangements entered into lawfully by Bank customers with Iranian counterparties.  These legacy guarantees are in favour of Iranian government-owned financial institutions that are also designated under Executive Order 13882.  RBS Group has made considerable efforts to exit and formally cancel the guarantees but has been unable to do so to-date.

RBS Group received revenue of £1,595.15 in the reporting period in respect of these legacy guarantees.  No other payments were made under these guarantees in 2015.  Following the lifting of EU nuclear proliferation sanctions against Iran, RBS Group is considering the extent to which it would be legally permissible to exit a number of these guarantees.  Where the beneficiary banks remain the target of EU Sanctions, if any payments are required to be made under the legacy guarantees, RBS Group will only make such payments where an applicable licence is in place and the payments are made into frozen bank accounts.

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

RBS Holdings N.V.                                                                                                                                                                                              193

Additional information

which such Iranian banks are involved. Where legally permissible, RBS Group has instituted procedures to screen and halt any outgoing and incoming payments to and from Iranian banks in these clearing systems prior to settlement. RBS Group has obtained a license from Her Majesty’s Treasury to participate in local payment and settlement systems in the United Arab Emirates (UAE). RBS Group intends to continue to participate in the clearing and settlement exchange systems in various countries and will continue to seek to limit the risk of participating in transactions involving Iranian government-owned financial institutions in accordance with applicable laws and regulations. It intends to participate in transactions involving such entities only pursuant to licenses from the appropriate authorities.  No transactions involving Iranian government owned financial institutions were processed by RBS in 2015 through the local payment settlement system in the UAE.

Iranian Petroleum Industry

Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors.  In full compliance with applicable laws, and after discussions with relevant sanctions authorities, an affiliate of RBS Group maintains transactional banking facilities on behalf of a UK Company (Non-Iranian Party) and a Company owned and controlled by the Government of Iran (Iranian Party) in relation to their interest in a joint operating agreement relating to a UK oil and gas field located in the North Sea.

Under authorisation from relevant sanctions authorities the Non-Iranian Party is able to undertake all transactions and activities incident to the operation and production of the UK field, including the sale of gas, oil, condensate, natural gas liquids or other hydrocarbon products produced from the field.  Under licence from relevant sanctions authorities the affiliate of RBS Group operates a Temporary Management Account to facilitate the transactions relating to these activities for the joint venture; no proceeds from the account are made available to the Iranian Party.  Following the lifting of the EU proliferation sanctions against Iran, the affiliate of RBS Group intends to cease providing transactional services through the Temporary Management Account, but will still provide transaction services to the Non-Iranian Party in connection to the jointly operated UK oil and gas field.

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

RBS Holdings N.V.                                                                                                                                                                                              194

Abbreviations and acronyms

ABS	Asset-backed securities
AFS	Available-for-sale
AQ	Asset quality
AT1	Additional Tier 1
BCBS	Basel Committee on Banking Supervision
C&RA	Conduct & Regulatory Affairs
CDO	Collateralised debt obligation
CDS	Credit default swap
CET1	Common equity tier 1
CIB	Corporate & Institutional Banking
CLO	Collateralised loan obligation
CRD	Capital Requirements Directive
CRE	Commercial real estate
CVA	Credit valuation adjustment
DFV	Designated as at fair value through profit or loss
EAD	Exposure at default
EBA	European Banking Authority
EC	European Commission
EMEA	Europe, the Middle East and Africa
ERF	Executive Risk Forum
EU	European Union
FCA	Financial Conduct Authority
FI	Financial institution
FVTPL	Fair value through profit or loss
GDP	Gross domestic product
HFT	Held-for-trading
HTM	Held-to-maturity
IAS	International Accounting Standards
IASB	International Accounting Standards Board

ICAAP	Internal Capital Adequacy Assessment Process
IFRS	International Financial Reporting Standards
IPV	Independent price verification
IRC	Incremental risk charge
LAR	Loans and receivables
LIBOR	London Interbank Offered Rate
LGD	Loss given default
LTV	Loan-to-value
MDA	Maximum distributable amount
2PD	Probability of default
PRA	Prudential Regulation Authority
RBSG	The Royal Bank of Scotland Group plc
RCR	RBS Capital Resolution
REIL	Risk elements in lending
RFS	RFS Holdings B.V.
RNIV	Risks not In VaR
RoW	Rest of the World
RWA	Risk-weighted asset
SE	Structured entity
SEC	US Securities and Exchange Commission
SME	Small and medium-sized enterprise
SVaR	Stressed value-at-risk
UK	United Kingdom
US/USA	United States of America
VaR	Value-at-risk

RBS Holdings N.V.                                                                                                                                                                                              195

Abbreviations and acronyms

In this Report and unless specified otherwise, the terms 'company' and 'RBS Holdings' mean RBS Holdings N.V.. RBS Holdings N.V. is the parent company of The Royal Bank of Scotland N.V. (RBS N.V.) consolidated group of companies and associated companies (RBSH Group). The Royal Bank of Scotland Group plc (RBSG) is the ultimate holding company of RBSH Group. RBS Group refers to RBSG and its consolidated subsidiaries and associated companies. RBS plc refers to The Royal Bank of Scotland plc.  The terms 'Consortium' and 'Consortium Members' refer to RBSG, Stichting Administratiekantoor Beheer Financiële Instellingen (the Dutch State, successor to Fortis) and Banco Santander S.A. (Santander) who jointly acquired RBS Holdings on 17 October 2007 through RFS Holdings B.V. (RFS Holdings).

The company publishes its financial statements in 'euro', the European single currency. The abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively. Reference to '£' is to pounds sterling. The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds, respectively. Reference to '$' is to United States of America (US) dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively.

RBS Holdings N.V.                                                                                                                                                                                              196

Glossary of terms

Arrears - the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be 'in arrears' when payments have not been made.

Asset-backed securities (ABS) - securities that represent interests in specific portfolios of assets. They are issued by a structured entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised debt obligations and collateralised loan obligations are types of ABS.

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

Capital requirements regulation (CRR) - refer to CRD IV.

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

Common Equity Tier 1 capital - the highest quality form of regulatory capital under Basel III comprising common shares issued and related share premium, retained earnings and other reserves excluding reserves which are restricted or not immediately available, less specified regulatory adjustments.

Contractual maturity - the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital - under Basel 2 called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

Core Tier 1 capital ratio - Core Tier 1 capital as a percentage of risk-weighted assets.

RBS Holdings N.V.                                                                                                                                                                                              197

Glossary of terms

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

CRD IV - the European Union has implemented the Basel III capital proposals through the CRR and the CRD, collectively known as CRD IV. CRD IV was implemented on 1 January 2014. The EBA’s technical standards are still to be finalised through adoption by the European Commission and implemented within the UK.

Credit default swap (CDS) - a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event in relation to a reference financial asset or portfolio of financial assets. Credit events usually include bankruptcy, payment default and rating downgrades.

Credit derivatives - contractual agreements that provide protection against a credit event on one or more reference entities or financial assets. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence of a credit event. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit enhancements - techniques that improve the credit standing of financial obligations; generally those issued by a structured entity in a securitisation. External credit enhancements include financial guarantees and letters of credit from third party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation – at inception, the value of the underlying portfolio is greater than the securities issued.

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

Currency swap - an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed rate of interest, while the other will pay a floating rate (though there are also fixed-fixed and floating-floating currency swaps). At the maturity of the swap, the principal amounts are usually re-exchanged.

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

RBS Holdings N.V.                                                                                                                                                                                              198

Glossary of terms

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

Derivative - a contract or agreement whose value changes with changes in an underlying variable such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

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

Encumbrance - an interest in an asset held by another party. Encumbrance usually restricts the asset’s transferability until the encumbrance is removed.

Equity risk - the risk of changes in the market price of the equities or equity instruments arising from positions, either long or short, in equities or equity-based financial instruments.

Eurozone - the 19 European Union countries that have adopted the euro: Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia and Spain.

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

Futures contract - a contract which provides for the future delivery (or acceptance of delivery) of some type of financial instrument or commodity under terms established at the outset. Futures differ from forward contracts in that they are standardised and traded on

RBS Holdings N.V.                                                                                                                                                                                              199

Glossary of terms

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

Impairment allowance - refer to Loan impairment provisions.

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

Internal Capital Adequacy Assessment Process (ICAAP) - the Group’s own assessment, as part of Basel III requirements, of its risks, how it intends to mitigate those risks and how much current and future capital is necessary having considered other mitigating factors.

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

RBS Holdings N.V.                                                                                                                                                                                              200

Glossary of terms

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

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of an underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the-counter.

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

Pillar 1 - the part of CRD IV that sets out the process by which regulatory capital requirements should be calculated for credit, market and operational risk.

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

RBS Holdings N.V.                                                                                                                                                                                              201

Glossary of terms

Pillar 3 - the part of CRD IV that sets out the information banks must disclose about their risks, the amount of capital required to absorb them, and their approach to risk management. The aim is to strengthen market discipline.

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

PRA Rule Book - contains provisions made by the PRA that apply to PRA authorised firms. Within ‘Banking and Investment Rules’, the Capital Requirements firms’ section applies to the RBS Group.

Private equity -  equity investments in operating companies not quoted on a public exchange. Capital for private equity investment is raised from retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

Probability of default (PD) - the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Prudential Regulation Authority (PRA) - the statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK. The PRA is a subsidiary of the Bank of England.

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

Repurchase agreement (Repo) - refer to Sale and repurchase agreements.

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

Return on equity - profit attributable to ordinary shareholders divided by average shareholders’ equity as a percentage.

Reverse repurchase agreement (Reverse repo) - refer to Sale and repurchase agreements.

Risk appetite - an expression of the maximum level of risk that the Group is prepared to accept to deliver its business objectives.

Risk elements in lending (REIL) - impaired loans and accruing loans which are contractually overdue 90 days or more as to principal or interest.

Risk-weighted assets (RWAs) - assets adjusted for their associated risks using weightings established in accordance with the CRD IV as implemented by the PRA. Certain assets are not weighted but deducted from capital.

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

Standardised approach - a method used to calculate credit risk capital requirements under Pillar 1. In this approach the risk weights used in the capital calculation are determined by regulators. For operational risk, capital requirements are determined by multiplying three years’ historical gross income by a percentage determined by the regulator. The percentage ranges from 12 to 18%, depending on the type of underlying business being considered.

Stress testing - a technique used to evaluate the potential effects on an institution’s financial condition of an exceptional but plausible event and/or movement in a set of financial variables.

RBS Holdings N.V.                                                                                                                                                                                              202

Glossary of terms

Stressed value-at-risk (SVaR) - a VaR measure using historical data from a one year period of stressed market conditions. For the purposes of calculating regulatory SVaR, a time horizon of ten trading days is assumed at a confidence level of 99%. Refer also to Value-at-risk below.

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

Tier 2 capital - qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances less certain regulatory deductions.

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

RBS Holdings N.V.                                                                                                                                                                                              203

Important address

Important addresses

Company Secretariat

Gustav Mahlerlaan 350

1100 AX Amsterdam

PO Box 12925

The Netherlands

Telephone: + 31 20 464 99 99

Investor Relations

280 Bishopsgate
London EC2M 4RB
Telephone: +44 (0)207 672 1758
Facsimile: +44 (0)207 672 1801
Email: investor.relations@rbs.com

Registered office

Gustav Mahlerlaan 350

1082 ME Amsterdam

PO Box 12925

The Netherlands

Website

www.rbs.nl

RBS Holdings N.V.                                                                                                                                                                                              204

INDEX TO EXHIBITS

Exhibit No.	Description
1.1(1)	English translation of the amended Articles of Association of RBS Holdings N.V.
4.1	Letter of appointment of Maarten Klessens, member of the Supervisory Board, dated 16 September 2015
4.2	Letter of appointment of Christopher Campbell, member of the Supervisory Board, dated 2 October 2015
7.1	Explanation of ratio calculations
8.1(2)	List of subsidiaries
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of Deloitte LLP, independent registered public accounting firm
15.2	Letter from Deloitte LLP dated 29 April 2016
15.3(3)	Risk factors of The Royal Bank of Scotland Group plc

____________________________

(1) Incorporated herein by reference to exhibit 1.1 of the annual report on Form 20-F of RBS Holdings N.V. for the year ended December 31, 2015, filed on April 30, 2015 (File No. 001-14624).

(2) Incorporated herein by reference to Note 15 to our consolidated financial statements included herein.

(3) Incorporated herein by reference to pages 384 to 408 of the annual report on Form 20-F of The Royal Bank of Scotland Group plc for the year ended December 31, 2015, filed on March 24, 2016 (File No 001-10306).

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

RBS HOLDINGS N.V. (Registrant)

April 29, 2016	By:	/s/ Idzard van Eeghen
		Name:	Idzard van Eeghen
		Title:	Chairman of the Managing Board

	By:	/s/ Cornelis Visscher
		Name:	Cornelis Visscher
		Title:	Chief Financial Officer

RBS Holdings N.V.                                                                                                                                                                                              206