Form 20-F
period 2016-12-31
RBS Holdings N.V.
filed 2017-04-28
CIK 1038727

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report …………….

For the transition period from                                    to

Commission file number: 1-4624

RBS Holdings N.V.

(Exact name  of  Registrant  as  speciﬁed  in  its  charter)

 (Translation  of Registrant’s  name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Gustav Mahlerlaan 350, 1082 ME Amsterdam, The Netherlands

(Address of  principal  executive  ofﬁces)

Company Secretariat: Gustav Mahlerlaan 350, 1082 ME Amsterdam, PO Box 12925, The Netherlands, Telephone: + 31 20 464 99 99

(Name, Telephone,  E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

SEC 1852 (04-17)Persons  who  respond  to  the  collection  of  information  contained  in  this  form  are  not  required  to  respond  unless  the  form  displays  a  currently  valid  OMB  control  number.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Title of Class)

Indicate the  number  of  outstanding  shares  of  each  of  the  issuer’s  classes  of  capital  or  common  stock  as  of  the  close  of  the  period covered by the annual report.

(Title of each class)	(Number of outstanding shares)
Ordinary shares, par value €0.56 per share	89,287

Indicate by  check  mark  if  the  registrant  is  a  well-known  seasoned  issuer, as  deﬁned  in  Rule  405  of  the  Securities  Act.

☐Yes      ☒  No

If this  report  is  an  annual  or  transition  report,  indicate  by  check  mark  if  the  registrant  is  not  required  to  ﬁle  reports  pursuant  to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes      ☒  No

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

☒Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web  site, if any,

every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such ﬁ les).

☐Yes     ☐  No

Indicate by  check  mark  whether  the  registrant  is  a  large  accelerated  ﬁler,  an  accelerated  ﬁler,  a  non-accelerated  ﬁler,  or  an  emerging  growth  company.  See  deﬁnition  of  “large  accelerated  ﬁler,"  accelerated  ﬁler,”  and  "emerging  growth  company"  in  Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated  ﬁler☐                                          Accelerated ﬁler☐                                        Non-accelerated ﬁler☒

                                                                                                                                                                Emerging growth company ☐

If an  emerging  growth  company  that  prepares  its  ﬁnancial  statements  in  accordance  with  U.S.  GAAP,  indicate  by  check  mark  if  the  registrant  has  elected  not  to  use  the  extended  transition  period  for  complying  with  any  new  or  revised  ﬁnancial  accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised ﬁnancial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codiﬁcation after April 5, 2012.

Indicate by  check  mark  which  basis  of  accounting  the  registrant  has  used  to  prepare  the  ﬁnancial  statements  included  in  this  ﬁ  ling:

U.S. GAAP ☐                             International Financial Reporting Standards as issued ☒                                        Other ☐

by the International Accounting Standards Board

If “Other”  has  been  checked  in  response  to  the  previous  question,  indicate  by  check  mark  which  ﬁnancial  statement  item  the  registrant has elected to follow.

☐Item 17           ☐Item 18

If this  is  an  annual  report,  indicate  by  check  mark  whether  the  registrant  is  a  shell  company  (as  deﬁned  in  Rule  12b-2  of  the  Exchange  Act).

☐Yes             ☒No

(APPLICABLE ONLY  TO  ISSUERS INVOLVED  IN BANKRUPTCY PROCEEDINGS DURING THE PAST  FIVE  YEARS)

Indicate by  check  mark  whether  the  registrant  has  ﬁled  all  documents  and  reports  required  to  be  ﬁled  by  Sections  12,  13  or  15(d)  of  the  Securities  Exchange  Act  of  1934  subsequent  to  the  distribution  of  securities  under  a  plan  conﬁrmed  by  a  court.

☐ Yes        ☐  No

Form 20-F cross reference

Form 20-F Item	Item caption	Page
PART I 1	Identity of Directors, Senior Management and Advisors
Not applicable to annual reports
2	Offer Statistics and Expected Timetable	Not applicable to annual reports
3	Key Information
	Selected financial data	7-12, 151,161
	Capitalisation and indebtedness	Not applicable to annual reports
	Reason for the offer and use of proceeds	Not applicable to annual reports
	Risk factors	167-181
4	Information on the Company
	History and development of the Company	1, 6, 66, 193
	Business overview	1, 6, 23-25, 28-29, 131-134, 136, 152-161, 162-166
	Organisational structure	1, 6, 14-18, 121
	Property, plant and equipment	Not applicable
4A	Unresolved Staff Comments	Not applicable
5	Operating and Financial Review and Prospects
	Operating results	7-12, 23-64, 99, 131-134, 136, 139-145, 155, 162-166
	Liquidity and capital resources	28-29, 103-121, 129, 135, 163-165
	Research and Development, Patent and Licenses, etc.	Not applicable
	Trend information	1, 3, 167-181
	Off-balance sheet arrangements	128-129, 166
	Tabular disclosure of contractual obligations	113-116, 130, 161
6	Directors, Senior Management and Employees
	Directors and senior management	68-72
	Compensation	78, 99-100,137
	Board practices	14-18, 66-78
	Employees	75
	Share ownership	137
7	Major Shareholders and Related Party Transactions
	Major shareholders	6, 165
	Related party transactions	138-139
	Interest of experts and counsel	Not applicable
8	Financial Information
	Consolidated statements and other financial information	80-147, 165-166, 170-172
	Significant changes	139
9	The offer and listing
	Offer and listing details	Not applicable
	Plan of distributions	Not applicable to annual reports
	Markets	166
	Selling shareholders	Not applicable to annual reports
	Dilution	Not applicable to annual reports
	Expense of the issue	Not applicable to annual reports
10	Additional Information
	Share capital	Not applicable to annual reports
	Memorandum and Articles of Association	148-149, Exhibit 1.1
	Material contracts	166
	Exchange controls	Not applicable
	Taxation	Not applicable
	Dividends and paying agents	Not applicable to annual reports
	Statements by experts	Not applicable to annual reports
	Documents on display	182
	Subsidiary information	121
11	Quantitative and Qualitative Disclosures about Market Risk	14-22, 55-64, 103-119, 160-161
12	Description of Securities other than Equity Securities *	Not applicable

RBS Holdings N.V.

Form 20-F cross reference

Form 20 F Item	Item caption	Page
PART II 13	Defaults, Dividends, Arrearages and Delinquencies
13	Defaults, Dividends, Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and use of *Proceeds	Not applicable
15	Controls and Procedures	79
16	[Reserved]
16A	Audit Committee Financial Expert	68-69
16B	Code of Ethics	74, 149
16C	Principal Accountant Fees and Services	68-69, 101
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated purchases	Not applicable
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	66, 76-78
16H	Mine Safety Disclosure	Not applicable
PART III 17	Financial statements	Not applicable
17	Financial statements	Not applicable
18	Financial statements	80-147
19	Exhibits	194

RBS Holdings N.V.

Form 20-F

		Page
Managing Board Report
Chairman’s statement		1
Financial review		2
Financial review Capital and risk management		13
Corporate governance		65
Financial statements		80
Consolidated income statement		81
Consolidated statement of comprehensive income		82
Consolidated balance sheet		83
Consolidated statement of changes in equity		84
Consolidated cash flow statement		85
Accounting policies		86
Notes on the consolidated accounts
1	Net interest income	97
2	Non-interest income	97
3	Operating expenses	98
4	Pensions	99
5	Auditor's remuneration	101
6	Tax	102
7	Dividends	102
8	Financial instruments - classification	103
9	Financial instruments - valuation	106
10	Financial instruments - maturity analysis	114
11	Financial assets - impairments	117
12	Derivatives	118
13	Debt securities	120
14	Equity shares	121
15	Interests in associates	121
16	Prepayments, accrued income and other assets	122
17	Discontinued operations and assets and liabilities of disposal groups	122
18	Settlement balances and short positions	123
19	Provisions, accruals and other liabilities	123
20	Deferred taxation	124
21	Subordinated liabilities	125
22	Share capital	127
23	Reserves	127
24	Structured entities and asset transfers	127
25	Capital resources	129
26	Memorandum items	130
27	Changes in operating assets and liabilities	135
28	Interest received and paid	135
29	Analysis of cash and cash equivalents	135
30	Segmental analysis	136
31	Remuneration of the Managing Board and Supervisory Board of RBS Holdings N.V.	137
32	Related parties	138
33	Post balance sheet events	139
34	Condensed consolidating financial information	139
Other information
	Report of Independent registered Public Accounting Firm	146
	Articles of association	148
	Relations with shareholders	149
	Incorporation and registration	149
	Code of conduct	149
Additional information		150

RBS Holdings N.V.

Chairman’s statement

In 2016 RBS Holdings N.V. (the Group) continued to de-risk its balance sheet in close consultation with local and the Group’s regulators. Total assets reduced to €8.3 billion at the end of 2016 compared with €16.0 billion at the end of 2015. In 2016 the Group ceased to originate new transactions with clients and local banking licences were handed back in a number of countries. Our presence in Asia decreased materially as a result of the wind-down.

As a result of the wind-down, the European Central Bank (ECB) has notified the Group that from 1 January 2017 it will be classified as a ‘Less Significant Institution’. Consequently, De Nederlandsche Bank (DNB) has become the primary regulator for the Group from the same date.

The de-risking and wind-down of the Group is part of the Royal Bank of Scotland Group plc’s (RBS Group) business restructuring, as announced in February 2015 and is executed by the RBS Group’s Capital Resolution segment. The reorganisation agenda of the RBS Group and the Group are fully aligned.

Results of operations in 2016

Operating profit before tax was €92 million compared with a loss of €82 million in 2015. Operating income and expenses decreased in line with the wind-down. The Group’s 2016 results included a number of non-recurring items. Expenses, including legacy litigation charges, continue to be material. In 2016 the results include an amount received due to the favourable outcome of one of these cases. Impairment releases were €9 million in 2016, compared to a charge of €105 million in 2015.

Capital and RWA

The Group continues to be well capitalised. Total equity as at 31 December 2016 was €3.0 billion, a decrease of €0.6 billion compared with 31 December 2015 as a result of the €600 million capital distribution from the Group to The Royal Bank of Scotland Group plc. At 31 December 2016, the Group’s Total capital ratio was 24.1% with Common Equity Tier 1 (CET1) and Total Tier 1 ratios of 21.2%.

The Group’s total risk-weighted assets were €13.4 billion at 31 December 2016 of which €9.2 billion related to Alawwal Bank (formerly Saudi Hollandi Bank) which is proportionally consolidated due to the Group’s 40% equity participation.

Outlook

It is envisaged that in the next twelve months the Group’s assets and liabilities will decrease further and that RBS N.V. may be in a position to relinquish its remaining banking licence in the Netherlands and the EU passported licence in the United Kingdom. A decision to hand back the banking licence will also take into consideration its potential future strategic use to RBS Group.

On behalf of the Managing Board, I would like to thank all the RBS employees who have executed the wind-down and supported the management of the Group during 2016.

Idzard van Eeghen

Chairman of the Managing Board of RBS Holdings N.V.

Amsterdam, 28 April 2017

  RBS Holdings N.V.                                                                                                                                  1

Financial review

  RBS Holdings N.V.                                                                                                                                  2

Presentation of information

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

India business

The India business which was sold at its book value to the Royal Bank of Scotland plc in February 2017 is classified as a disposal group at 31 December 2016 and its assets and liabilities presented in aggregate in accordance with IFRS 5.  The India business is also presented as a discontinued operation and comparatives have been re-presented accordingly.

Glossary

A glossary of terms is included on pages 185 to 192.

Recent developments

Corporate governance in the United States

In Q1 2017, RBS Holdings N.V. terminated the registration of its 4.65% Subordinated Notes due 2018 under Section 12(g) of the Securities Exchange Act of 1934 and notified the Securities Exchange Commission (“SEC”) that it met the conditions of Rule 15d(6) of the Securities Exchange Act of 1934, pursuant to which its obligations to file reports with the SEC have been suspended.

  RBS Holdings N.V.                                                                                                                                  3

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘envisage’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘envisage’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to the RBSH Group’s execution of its end-state plan and related timetable, including any planned transfers or sale of any remaining business activities of the RBSH Group and the timing thereof; future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime by the RBS Group; the implementation of the RBS Group’s transformation programme, including the further restructuring of the NatWest Markets business; the satisfaction of the RBS Group’s residual EU State Aid obligations; the continuation of the RBS Group’s and RBSH Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, the RBS Group’s minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the RBS Group’s and the RBSH Group’s strategy or operations, which may result in the RBS Group and/or the RBSH Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward- looking statements. In addition certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward- looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect the results of the RBS Group and/or the RBSH Group or their ability to implement their strategy (including for the RBSH Group implementing its end-state plan), cause the RBS Group or the RBSH Group to fail to meet their targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document including in the risk factors set out on pages 167 to 181 and other uncertainties discussed in this document.

These include the significant risks for the RBS Group (including the RBSH Group) presented by the outcomes of the legal, regulatory and governmental actions and investigations that the RBS Group (including the RBSH Group) is or may be subject to (including active civil and criminal investigations) and any resulting material adverse effect on the RBS Group (including the RBSH Group) of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from the EU Referendum; the RBS Group’s ability to satisfy its residual EU State Aid obligations and the timing thereof; the ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring-fencing regime and related costs; the ability to successfully implement the various initiatives that are comprised in the RBS Group’s transformation programme, particularly the proposed further restructuring of the NatWest Markets business, the balance sheet reduction programme and the significant cost-saving initiatives; the ability to successfully execute the RBSH Group’s end state plan, including the completion of transfers or sale of any remaining business activities of the RBSH Group; the exposure of the RBS Group and RBSH Group to cyber-attacks and their ability to defend against such attacks; the RBS Group’s and the RBSH Group’s ability to achieve its capital and leverage requirements or targets, which will depend on further divestments and future profitability as well as developments which may impact CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; ability for the RBS Group and the RBSH Group to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBSG, RBS plc, RBS N.V. or other RBS Group entities; as well as increasing competition for the RBS Group from new incumbents and disruptive technologies.

  RBS Holdings N.V.                                                                                                                                  4

Forward-looking statements

In addition, there are other risks and uncertainties that could adversely affect the RBS Group’s and/or the RBSH Group’s results, their ability to implement their strategy (including the execution of the end-state plan for the RBSH Group), cause them to fail to meet their targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to RBS Group’s and RBSH Group’s business and will increase as a result of the significant restructuring initiatives being concurrently implemented; the potential negative impact on their business of global economic and financial market conditions and other global risks; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs, impairment charges or goodwill impairments caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which the RBS Group, including the RBSH Group, operates as well as divergences in regulatory requirements in the jurisdictions in which the RBS Group and the RBSH Group operate; the risks relating to the IT systems of the RBS Group and the RBSH Group or a failure to protect themselves and their customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBS Group’s capital position; risks relating to the failure to embed and maintain a robust conduct and risk culture across the RBS Group or if risk management frameworks are ineffective; the RBS Group’s and the RBSH Group’s ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, RBS Group activities as a result of HM Treasury’s investment in RBSG; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which the RBS Group and the RBSH Group operate, risks relating to changes in applicable accounting policies or rules which may impact the preparation of financial statements or adversely impact its capital position; the impact of the recovery and resolution framework and other prudential rules to which the RBS Group and the RBSH Group are subject; the recoverability of deferred tax assets; RBSH Group’s exposure to cross liabilities resulting from the legal demerger of ABN Amro Bank N.V. (as it was then named); and the success of the RBS Group and the RBSH Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and we does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

  RBS Holdings N.V.                                                                                                                                  5

Financial review

Description of business

Introduction

In 2007, RFS Holdings, which was jointly owned by RBSG, Fortis (succeeded by the Dutch State in 2008) and Santander (together, the 'Consortium Members') completed the acquisition of RBS Holdings (“RBSH”).

Since 31 December 2010, RBSG's shareholding in RFS Holdings has been 97.72%. RFS Holdings is controlled by RBSG, which is incorporated in the UK and registered at 36 St Andrew Square, Edinburgh, Scotland. RBSG is the ultimate parent company of RBSH Group. The consolidated financial statements of RBSH Group are included in the consolidated financial statements of RBS Group.

RBS Holdings has one direct subsidiary, RBS N.V., a licensed bank (together “RBSH Group”or “the Group”). RBS N.V. main businesses are lending and financial instruments transactions with corporate and financial institutions.

During 2016, the Group was regulated in the Netherlands by the European Central Bank (ECB) under the Single Supervisory Mechanism (SSM). As part thereof, a Joint Supervisory Team comprising of ECB and De Nederlandsche Bank (DNB) staff had been set up to conduct the day to day prudential supervision oversight. Due to the balance sheet reduction, supervision responsibilities transferred back to the DNB on 1 January 2017.

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten (AFM) is responsible for the conduct supervision.

*interest is held by Stichting Administratiekantoor Beheer Financiële Instellingen

The Group had total assets of €8.3 billion and owners' equity of €3.0 billion at 31 December 2016. The Group’s capital ratios were a Total capital ratio of 24.1%, a Tier 1 capital ratio of 21.2% and a Common Equity Tier 1 capital ratio of 21.2% as at 31 December 2016.

The Group total assets have reduced further from €16.0 billion to €8.3 billion in line with the Group's wind-down strategy. The Group’s main activities are limited to a small number of countries, including the UK and the Netherland s. Also the Group has one significant associate, Alawwal Bank (formerly Saudi Hollandi Bank). Certain assets within RBS N.V. continue to be shared by the Consortium Members.

The Group  submitted a plan, the “target end state plan”, to its regulators in 2015 with the ultimate objective that RBS N.V. can relinquish its banking licence in the Netherlands and the EU passported licence in the United Kingdom.

Competition

In 2016 the Group ceased to originate new transactions with clients and local banking licences were handed back in a number of countries.

In the European and Asian region, there are multiple banks offering similar products that are offered by the Group.

  RBS Holdings N.V.                                                                                                                                  6

Financial review

Summary consolidated income statement
	2016	2015	2014
	€m	€m	€m
Net interest income	(70)	(106)	129
Fees and commissions receivable	7	6	140
Fees and commissions payable	(2)	(9)	(16)
Other non-interest income	115	270	(85)
Non-interest income	120	267	39
Total income	50	161	168
Operating expenses	33	(138)	(230)
Profit/(loss) before impairment releases/(losses)	83	23	(62)
Impairment releases/(losses)	9	(105)	(11)
Operating profit/(loss) before tax	92	(82)	(73)
Tax (charge)/credit	(36)	30	(45)
Profit/(loss) from continuing operations	56	(52)	(118)
(Loss)/profit from discontinued operations, net of tax	(33)	46	18
Profit/(loss) for the year	23	(6)	(100)

Attributable to:
Controlling interests	23	(6)	(100)

  RBS Holdings N.V.                                                                                                                                  7

Financial review

2016 compared with 2015

Operating profit before tax was €92 million compared with a loss of €82 million in 2015. This improvement was due to impairment releases compared with impairment losses in 2015 and lower operating expenses partially offset by a decrease in total income. Attributable profit was €23 million compared with a loss of €6 million in 2015.

Loss from discontinued operations of €33 million compared with a  profit of €46 million in 2015 related to the India business and primarily reflected a decrease in income of €101 million to €62 million.

Total income decreased by €111 million to €50 million. This was mainly due to lower non-interest income partially offset by an increase in net interest income.

Net interest income loss of €70 million compared with a loss of €106 million in 2015 reflecting lower interest receivable following a reduction in the legacy debt securities portfolio in Treasury and the overall run down of banking book assets. This was more than offset by lower interest payable mainly due to a reduction in subordinate liabilities.

Non-interest income decreased by €147 million to €120 million compared with €267 million in 2015 with a decrease in other operating income being partially offset by an increase in income from trading activities.

Other operating income decreased by €239 million to €23 million. This included a decrease in the fair value of financial instruments designated at fair value through profit and loss of €159 million, to €3 million, and lower profits from interests in associates of €54 million, down €101 million. This was offset by a lower loss on the sale of available-for-sale securities in Treasury of €7 million, down €42 million and an increase in other income of €37 million to a loss of €13 million.

Income from trading activities increased €84 million to €92 million primarily due to €138 million received in respect of a distribution to successful plaintiffs in the Madoff related class action.

Operating expenses decreased by €171 million to a credit of €33 million mainly due to reductions in administrative expenses of €128 million largely reflecting provisions releases and staff costs down €29 million to €13 million, resulting from planned business reduction.

Impairment releases were €9 million compared with impairment losses of €105 million in 2015 largely driven by a lower level of impairments in the year compared to the prior year which related to a small number of large exposures.

Tax charge for 2016 was €36 million compared with a credit of €30 million in 2015.

  RBS Holdings N.V.                                                                                                                                  8

Financial review

2015 compared with 2014

Operating loss before tax was €82 million compared with a loss of €73 million in 2014. This was due to lower income and higher impairment losses partially offset by lower operating expenses. Attributable loss was €6 million compared with a loss €100 million in 2014.

Profit from discontinued operations was €46 million compared with €18 million in 2014.

Total income decreased by €7 million to €161 million. This was mainly due to higher non-interest income partially offset by a decrease in net interest income.

Net interest income decreased to a loss of €106 million compared with income of €129 million in 2014 reflecting a reduction in interest receivable following the repayment of a loan to a fellow subsidiary in December 2014, the sale of a substantial portion of the legacy debt securities portfolio in Treasury and the overall run-down of banking book assets outpacing the reduction in liabilities.

Non-interest income increased by €228 million to €267 million compared with €39 million in 2014. Other operating income increased by €329 million. This included an increase in the fair value of financial instruments designated at fair value through profit and loss of €110 million (2015 - €162 million; 2014 - €52 million), a lower loss on the sale of available-for-sale securities in Treasury of €274 million (2015 - €49 million; 2014 - €323 million) and higher profits from interests in associates of €38 million

(2015 - €155 million; 2014 - €117 million). This was offset by a decline in other income of €135 million (2015 - €50 loss; 2014 - €85 million) and a decrease in net fees and commissions of €127 million to a loss of €3 million compared with €124 million in 2014, reflecting a fee in relation to business transfers in 2014.

Operating expenses decreased by €92 million to €138 million mainly due to reductions in staff costs of €9 million resulting from planned business reduction and non-staff costs of €83 million largely driven by a non-repeat of a litigation settlement in 2014.

Impairment losses increased by €94 million to €105 million driven by a small number of large exposures.

Tax credit for 2015 was €30 million compared with a tax charge of €45 million in 2014.

  RBS Holdings N.V.                                                                                                                                  9

Financial review

Analysis of results
Net interest income
	2016	2015	2014
	€m	€m	€m
Interest receivable (1)	51	130	410
Interest payable (1)	(121)	(236)	(281)
Net interest income	(70)	(106)	129

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (2)	1.4	2.1	2.1
Cost of interest-bearing liabilities of the banking business	(2.6)	(3.4)	(1.9)
Interest spread of the banking business (3)	(1.2)	(1.3)	0.2
Benefit from interest-free funds	1.0	1.1	0.5
Net interest margin of the banking business (4)	(0.2)	(0.2)	0.7

Gross yield (2,5)
- Group	1.4	2.1	2.1
- Domestic	0.6	0.6	1.3
- Foreign	1.9	3.0	3.5
Interest spread (3,5)
- Group	(1.2)	(1.3)	0.2
- Domestic	(2.3)	(3.0)	(0.2)
- Foreign	0.1	0.1	0.4
Net interest margin (4,5)
- Group	(0.2)	(0.2)	0.7
- Domestic	(3.1)	(3.7)	—
- Foreign	1.4	2.1	2.1

Notes:

(1)    Negative interest on loans and advances is classed as interest payable.

(2)    Gross yield is the interest rate earned on average interest-earning assets of the banking business.

(3)    Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(4)    Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

(5)    The analysis into Domestic and Foreign has been compiled on the basis of location of the office in which the transaction takes place.

  RBS Holdings N.V.                                                                                                                                  10

Financial review

Consolidated balance sheet as at 31 December 2016
	2016	2015
	€m	€m
Assets
Cash and balances at central banks	368	543
Loans and advances to banks	3,195	6,931
Loans and advances to customers	188	2,193
Amounts due from ultimate holding company	142	138
Debt securities and equity shares	517	2,139
Settlement balances	10	71
Derivatives	1,581	2,221
Deferred tax	1	10
Interests in associates	1,266	1,201
Prepayments, accrued income and other assets	252	534
Assets of disposal groups	810	—
Total assets	8,330	15,981

Liabilities
Deposits by banks	1,400	2,976
Customer accounts	230	1,481
Debt securities in issue	55	403
Settlement balances and short positions	48	36
Derivatives	1,244	1,861
Provisions, accruals and other liabilities	629	1,048
Deferred tax	22	58
Subordinated liabilities	1,438	4,456
Liabilities of disposal groups	219	—
Total liabilities	5,285	12,319

Total equity	3,045	3,662
Total liabilities and equity	8,330	15,981

  RBS Holdings N.V.                                                                                                                                  11

Financial review

Commentary on consolidated balance sheet

2016 compared with 2015

Total assets were €8.3 billion at 31 December 2016, a decrease of €7.7 billion, or 48%, compared with €16.0 billion at 31 December 2015.

Cash and balances at central banks decreased by €0.2 billion or 32% to €0.4 billion at 31 December 2016 reflecting reduced liquidity requirements.

Loans and advances to banks decreased by €3.7 billion, or 54%, to €3.2 billion at 31 December 2016, with the majority of the balance, €2.5 billion, being with fellow subsidiaries.

Loans and advances to customers declined by €2.0 billion, or 91%, to €0.2 billion, mainly in China reflecting continued repayments and business run-down.

Debt securities and equity shares decreased by €1.6 billion, or 76%, to €0.5 billion at 31 December 2016, mainly reflecting the transfer to disposal groups of the India business (€0.6 billion), the net effect of the maturity and purchase of available-for-sale securities in Treasury in China, together with the disposal of the bond in the Treasury portfolio in November 2016.

Derivative assets decreased by €0.6 billion, or 29%, to €1.6 billion, and derivative liabilities decreased by €0.6 billion, or 33%, to €1.2 billion. €1.0 billion of the assets and €1.2 billion of the liabilities are balances with fellow subsidiaries.

Prepayments, accrued income and other assets decreased by €0.3 billion, or 53%, to €0.3 billion, mainly reflecting continued business wind-down.

Deposits by banks decreased by €1.6 billion, or 53%, to €1.4 billion, mainly due to a reduction in cash collateral reflecting the reduction in third party derivatives. €1.3 billion of the balance is with fellow subsidiaries.

Customer accounts were down €1.3 billion, 84%, to €0.2 billion, mainly in China reflecting continued balance sheet reduction.

Debt securities in issue declined €0.3 billion, 86%, to €55 million reflecting decreases in medium-term-notes.

Subordinated liabilities decreased by €3.0 billion, or 68%, to €1.4 billion mainly due to the redemption of USD Trust Preferred Securities, €3.0 billion and the impact of US dollar to euro exchange rate movements during the year.

The assets and liabilities of disposal groups of €0.8 billion and €0.2 billion respectively, primarily reflected the transfer of the India business to disposal groups.

Owners’ equity decreased by €0.6 billion, 17%, to €3.0 billion primarily reflecting a capital distribution from the Group the RBSG plc.

  RBS Holdings N.V.                                                                                                                                  12

Financial review Capital and risk management

Presentation of information

Except as otherwise indicated by an asterisk (*), information in the Capital and risk management section (pages 13 to 64) is within the scope of the Independent auditor’s report. Unless otherwise indicated, disclosures in this section include disposal groups in relevant exposures and measures.

Capital and risk management are generally conducted on an overall basis within RBS Group such that common policies, procedures, frameworks and models apply across the RBS Group. Therefore, for the most, discussion on these qualitative aspects reflect those in the RBS Group as relevant for the businesses and operations in the Group.

  RBS Holdings N.V.                                                                                                                                  13

Financial review Capital and risk management

Risk overview*

Risk governance

Governance structure

Capital and risk management strategies, including risk appetite, are owned and set by the Managing Board and are implemented by the executive management. There are a number of committees and executives who support the execution of the business plan and strategy. Two of these committees are dedicated to the Group and report to the Managing Board. These are shown in the structure chart and table below. Matters not specifically delegated are reserved for the Managing Board.

Risk management in the Group focuses on all material risks including credit, market, operational, regulatory and conduct risk and business activities. Liquidity risk and the day-to-day management of liquidity and funding of the portfolio are the overall responsibility of the Managing Board and further delegated to the Asset & Liability Management Committee (ALCo).

Capital and risk management are conducted on an overall basis within RBS Group.  There are risk functions and various committees cover RBS Group and the Group, reflecting the integrated manner in which the business is managed within RBS Group. Service Level Agreements are in place between the Group and RBS Group to accommodate this integrated risk management oversight, including procedures for escalation to the Managing Board as appropriate. Policies and procedures are discussed on pages 13 to 19.

*unaudited

  RBS Holdings N.V.                                                                                                                                  14

Financial review Capital and risk management

Risk overview* continued

RBS Group governance structure

The RBS Group is committed to achieving the highest standards of corporate governance in every aspect of its business, including risk management. A key aspect of the Board’s responsibility as the main decision-making body is the setting of risk appetite (refer to page 22 for more information on risk appetite) to ensure that the levels of risk RBS Group is willing to accept in the attainment of its strategic business and financial objectives are clearly understood. The Board delegates authority for risk management to specific committees.

The RBS Group risk governance structure and the main purposes of each of the committees are illustrated below:

*unaudited

  RBS Holdings N.V.                                                                                                                                  15

Financial review Capital and risk management

Risk overview* continued

The following table shows details of the Group’s key boards and committees together with an overview of their responsibilities.

Board/Committee	Responsibilities
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

Managing Board Membership: Two members led by the Chairman - who in addition performs the role of Chief Risk Officer (CRO) - and the Chief Financial Officer (CFO).

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

Risk & Control Committee (RCC)

Membership:

Chaired by the CRO and chairman of the Managing Board. Members include the CFO, the Senior Risk Manager, the Head of Conduct & Regulatory Affairs, the Chief Risk Officer Asia, the Head of Regulatory Reporting and the  Treasurer.

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

The remit of the Committee also includes credit, market, operational and regulatory risks within the Group. Changes to the Terms of Reference of the RCC must be approved by the Managing Board. To execute its authority the RCC has access to all relevant risk information relating to the Group available within RBS Group including escalations from and to Group or business committees.

Asset & Liability Committee (ALCo)

Membership:

Five permanent voting members led by the CFO, the chairman of the Managing Board and Chief Risk Officer, the Group’s treasurer, the RBS Group Franchise Treasurer and the RBS Group Head of Capital Management.

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

•         ALCo is responsible for oversight of retained business (shared assets).

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

First line of defence - Management and supervision

The first line of defence includes customer franchises, Technology and Operations and support functions such as Human Resources, Communications and Financial Management Information. Responsibilities include:

•         Owning, managing and supervising, within a defined risk appetite, the risks which exist in business areas and support functions.

•         Ensuring appropriate controls are in place to mitigate risk, balancing control, customer service and competitive advantage.

•         Ensuring that the culture of the business supports balanced risk decisions and compliance with policy, laws and regulations.

•         Ensuring that the business has effective mechanisms for identifying, reporting and managing risk and controls.

Second line of defence - Oversight and control

The second line of defence includes Risk Management and Conduct & Regulatory Affairs, (see below for further information), Legal, and the financial control aspects of Finance. Responsibilities include:

•         Working with the businesses and functions to develop the risk and control policies, limits and tools for the business to use to discharge its responsibilities.

•         Overseeing and challenging the management of risks and controls.

•         Leading the articulation, design and development of the Group's risk culture and appetite.

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

Third line of defence - Internal Audit

Responsibilities include:

•         Designing and delivering a risk-based audit plan to provide assurance on material risks and report on whether the Group is managing its material risks effectively.

•         Monitoring, evaluating and reporting on the remediation of material risks across the Group.

•         Engaging with management and participating in key governance fora to provide perspectives, insights and challenge so as to influence the building of a sustainable bank.

•         Advising the Supervisory Board and executive management with respect to the Group’s material risks and their associated controls.

•         Reporting any matters which warrant escalation to the RBS Group’s Board, Board Risk Committee, Group Audit Committee and Executive Committee as appropriate.

•         Providing independent assurance to the key jurisdictional regulators on both specific risks and control themes.

*unaudited

  RBS Holdings N.V.                                                                                                                                  17

Financial review Capital and risk management

Risk overview* continued

Risk management structure

The RBS Group’s management structure and the main elements of each role are illustrated below.

Notes refer to RBS Group Risk Management::

(1)    Risk Management

In 2016, the RBS Group’s Chief Risk Officer (CRO) led the Risk Management function (which has been known as Risk, Conduct & Restructuring since 1 January 2017). The CRO reported directly to the Chief Executive with an indirect reporting line to the RBS Group’s Board Risk Committee and a right of access to the committee’s chairman.

Risk Management is independent of the RBS Group’s franchises, structured by risk discipline to facilitate the effective management of risk.

During 2016, Risk Management was organised into six functional areas: Credit Risk; Enterprise-Wide Risk; Risk Infrastructure; Operational Risk; Risk Assurance; and Market Risk. There were also directors of risk for each of the franchises and for Services.

The directors of risk functions were responsible for risk appetite across the RBS Group, as well as standards within their respective disciplines, and reported to the RBS Group CRO. CROs were in place for certain jurisdictions and legal entities to meet local regulatory and governance requirements. Risk committees in the customer businesses and key functional risk committees oversaw risk exposures arising from management and business activities and focused on ensuring that they were adequately monitored and controlled.

(2)    Conduct & Regulatory Affairs

In 2016, Conduct & Regulatory Affairs (C&RA) was led by the RBS Group’s Chief Conduct & Regulatory Affairs Officer, who reported directly to the RBS Group Chief Executive with an indirect reporting line to the RBS Group’s Board Risk Committee and a right of access to the committee’s chairman. C&RA was responsible for providing oversight of conduct risk and regulatory risk, and did so by setting policy and standards across the RBS Group, providing advice to each customer business, and ensuring that the mitigating controls were suitable. C&RA also provided leadership of the RBS Group’s relationships with its regulators.

The functional heads (the directors of Financial Crime, Advisory, Remediation, Compliance Services, and Regulatory Affairs) reported to the Chief Conduct & Regulatory Affairs Officer. Each was responsible, where appropriate, for risk appetite across the RBS Group as well as the standards of their respective areas.

(3)    Plans to merge parts of the C&RA function with Risk Management were announced in December 2016. The changes, designed to take advantage of synergies across the risk, conduct and regulatory agendas, were effective from 1 January 2017. In addition, Regulatory Affairs moved to Corporate Governance & Secretariat, and Remediation and Complaints moved to Services Chief Operating Office.

*unaudited

  RBS Holdings N.V.                                                                                                                                  18

Financial review Capital and risk management

Risk overview* continued

Risk Assurance

Risk Assurance is an independent second line of defence function which provides assurance to both internal and external stakeholders including the RBS Group Board, senior management, risk functions, franchises, Internal Audit and regulators. Teams within Risk Assurance perform quality assurance on both credit and market risk activity, review key controls and manage model risk.

Controls Assurance: This team tests the adequacy and effectiveness of key controls owned and operated by the Risk function (with a particular focus on credit risk and market risk controls). The team’s remit includes controls within the scope of Section 404 of the US Sarbanes-Oxley Act 2002. During 2016, the team’s scope extended to include testing of controls supporting risk data aggregation reporting to support compliance with Basel Committee on Banking Supervision 239.

Risk Assurance Committee

The Risk Assurance Committee (RAC) ensures a consistent
and fair approach to all aspects of the credit risk, market risk and control assurance review activities. The RAC also monitors and validates the ongoing programme of reviews and tracks the remediation of review actions. The credit and market risk assurance teams also attend relevant committees run by the customer franchises and other risk functions.

Model Risk

Model Risk Governance

Model Risk Governance is responsible for setting policy and providing a governance framework for all of the RBS Group’s modelling processes.

Model Risk Management

Model Risk Management (MRM) performs independent model validation for material models where necessary. It works with individual businesses and functions to set appropriate model standards and monitor adherence to these, ensure that models are developed and implemented appropriately and that their operational environment is fit for purpose.

MRM performs reviews of relevant risk and pricing models. MRM reviews may test and challenge the logic and conceptual soundness of the methodology, or the assumptions underlying a model.

MRM reassesses the appropriateness of approved risk models on a periodic basis according to the approved Periodic Review Policy.

MRM also monitors the performance of RBS Group’s portfolio of models to ensure that they appropriately capture underlying business rationale.

For specific information relating to market risk models and pricing models, refer to Model Validation in the Market Risk section.

Models used in Risk

RBS Group uses a variety of models as part of its risk management process and activities. Key examples include the use of model outputs to support risk assessments in the credit approval process, ongoing credit risk management, monitoring and reporting, as well as the calculation of risk-weighted assets. Other examples include the use of models to measure market risk exposures and calculate associated capital requirements, as well as for the valuation of positions.

*unaudited

  RBS Holdings N.V.                                                                                                                                  19

Financial review Capital and risk management

Risk overview* continued

Risk culture and appetite

Risk culture

A strong risk culture is essential for RBS Group and it has set a risk culture target, making risk simply part of the way that employees work and think.

Such a culture must be built on strong risk capabilities, with robust risk practices and appropriate risk behaviours embedded across the organisation.

To achieve this RBS Group is focusing on leaders as role models and taking actions to build clarity, develop capability and motivate employees to reach the required standards of risk culture behaviours including:

•         Taking personal accountability and proactively managing risk;

•         Respecting risk management and the part that it plays in daily work;

•         Understanding clearly the risks associated with individual roles;

•         Aligning decision-making to RBS Group’s risk appetite;

•         Considering risk in all actions and decisions;

•         Escalating risks and issues early;

•         Taking action to mitigate risks;

•         Learning from mistakes and near-misses;

•         Challenging others’ attitudes, ideas and actions; and

•         Reporting and communicating about risks transparently.

To embed and strengthen the required risk culture behaviours, a number of RBS Group-wide activities have been undertaken.

To support a consistent tone from the top, senior management frequently communicate the importance of the required risk behaviours through various channels, linking them to the achievement of good customer outcomes.

RBS Group’s target risk culture behaviours have been embedded into a statement of “Our Standards”. These standards are clearly aligned to the core values of “serving customers”, “working together”, “doing the right thing” and “thinking long term”. They act as a clear starting point for a strong and effective risk culture, since the standards are used for performance management, recruitment and selection and development.

The RBS Group’s policies require that risk behaviour assessment is incorporated into performance assessment and compensation processes for enhanced governance staff.

Risk-based key performance indicators

RBS Group-wide remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the UK Remuneration Code.

Training

Enabling employees to have the capabilities and confidence to manage risk is core to RBS Group’s learning strategy.

RBS Group offers a wide range of risk learning, both technical and behavioural, across the risk disciplines. This training can be mandatory, role-specific or for personal development.

Mandatory learning for all staff is focused on keeping employees, customers and the RBS Group safe. This is easily accessed online and is assigned to each person according to their role and business area. The system allows monitoring at all levels to ensure completion.

*unaudited

  RBS Holdings N.V.                                                                                                                                  20

Financial review Capital and risk management

Risk overview* continued

Code of Conduct

Aligned to RBS Group’s values is the Code of Conduct. The Code provides guidance on expected behaviour and sets out the standards of conduct that support the values. It explains the effect of decisions that are taken and describes the principles that must be followed.

These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes. They are also consistent with the people management and remuneration processes and support a positive and strong risk culture through appropriate incentive structures.

A simple decision-making guide (called the “YES check”) has been included in the Code of Conduct. It is a simple, intuitive set of five questions, designed to ensure the RBS Group’s values guide day-to-day decisions:

•         Does what I am doing keep our customers and the Group safe and secure?

•         Would customers and colleagues say I am acting with integrity?

•         Am I happy with how this would be perceived on the outside?

•         Is what I am doing meeting the standards of conduct required?

•         In five years’ time would others see this as a good way to work?

Each of the five questions is a prompt to think about how the situation fits with RBS Group’s values. It ensures that employees can think through decisions that do not have a clear answer, and guides their judgements.

*unaudited

  RBS Holdings N.V.                                                                                                                                  21

Financial review Capital and risk management

Risk overview* continued

If conduct falls short of the RBS Group’s required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for those individuals concerned. The Group Performance & Remuneration Committee also considers risk performance and conduct when determining overall bonus pools. The Committee’s decisions on pay aim to reinforce the need for good behaviours by all employees.

Risk appetite

Risk capacity defines the maximum level of risk the RBS Group can assume before breaching constraints determined by regulatory capital and liquidity needs, the operational environment, and from a conduct perspective.

Risk appetite defines the types of risk the RBS Group is willing to accept, within risk capacity, in order to achieve strategic objectives and business plan.

Risk Appetite Framework

The Risk Appetite Framework bolsters effective risk management by promoting sound risk taking and ensuring emerging risk and risk taking activities are recognised, assessed, escalated and addressed in a timely manner.

The RBS Group Board approves the Risk Appetite Framework annually.

Strategic risks

Strategic risks are the foundations on which the RBS Group ensures it remains safe and sound while implementing its strategic business objectives. They are:

•         Capital adequacy;

•         Earnings volatility;

•         Funding and liquidity; and

•         Stakeholder confidence.

Risk appetite statements

Risk appetite is communicated across RBS Group through risk appetite statements. Each statement provides clarity on the scale and type of activities permitted, in a manner that is easily conveyed to staff. Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking.

A risk appetite statement setting out overall risk limits for different risk types is approved by the  Supervisory Board. Risk appetite limits and risk exposures are regularly reviewed and reported  to the Risk & Control Committee, the  Managing Board and the  Supervisory Board. Limit breaches are reported to the Managing Board. The Managing Board may grant a temporary waiver or require the position to be adjusted to comply with the risk limit.

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

*unaudited

  RBS Holdings N.V.                                                                                                                                  22

Financial review Capital and risk management

Capital risk*

Definition

Capital consists of reserves and instruments issued that are available to the Group that have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible to count as capital.

Capital risk is the risk that the Group has insufficient capital and other loss absorbing debt instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved risk appetite and supporting its strategic goals.

All the disclosures in this section are unaudited.

2016 overview

•         CET1 capital reduced by €0.6 billion during the year, predominantly as a result of the capital distribution from the Group to RBSG plc of €600 million in December 2016.

•         The CET1 ratio is broadly unchanged from the prior year at 21.2%, as the impact of lower capital was offset by lower RWAs which reflected continued portfolio disposals and run-down of the Group’s business during the year.

•         The total Tier 1 capital ratio of 21.2% is lower than 2015 year end ratio of 30.1% as Additional Tier 1 (AT1) capital reduced to nil following the redemption of all hybrid securities during 2016.

•         Tier 2 capital reduced by €1.6 billion, largely reflecting the above mentioned redemption of the AT1 and the removal of amounts that are subject to grandfathering restrictions under Capital Requirements Directive IV (CRD IV) rules; these were part of Tier 2 in 2015. Similarly there are no amounts of Tier 2 disqualified as being in excess of CRD IV grandfathering limits in 2016.

•         Liability management plans initiated in 2016, including the DNB-approved buyback of subordinated debt, also contributed to the reduction in Tier 2 capital.

•         Within the portfolio, there is an amount of €142 million as a Tier 2 deduction. This is in addition to a part of the expected loss shortfall, being treated as a full Tier 2 capital deduction under the CRD IV.

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

*unaudited

  RBS Holdings N.V.                                                                                                                                  23

Financial review Capital and risk management

Capital risk* continued

The CRD IV package continues to require a total amount of capital equal to at least 8% of risk-weighted assets but the share that has to be of the highest quality, which is CET1 capital, of at least 4.5%.

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

Regulatory oversight

As a result of the wind down of the Group, in 2016 the ECB notified the Group that the classification of the Group has been changed to a ‘Less Significant Institution’. Consequently, direct supervision by the ECB has ceased and the Group is subject to direct supervision of the De Nederlandsche Bank (DNB), as of 1 January 2017.

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

The ECB has to ensure that credit institutions not only meet the minimum prudential capital requirements set by the CRR/CRD IV but also have an additional buffer reflecting their individual intrinsic risk profile. This is organised through the SSM. The SSM has to ensure that credit institutions have sufficient capital to cover unexpected losses or survive severe stressed economic and market conditions. The joint capital decision is the key outcome of the Supervisory Review and Evaluation Process. In this process, the supervisor reviews the governance and internal control arrangements used by each individual bank to manage its risks (i.e. the Internal Capital Adequacy Assessment Process (ICAAP)).

*unaudited

  RBS Holdings N.V.                                                                                                                                  24

Financial review Capital and risk management

Capital risk* continued

Overall this framework governs relations between the ECB, national supervisors and banks and is an important step towards banking union in the EU.

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

Governance and approach

The Asset & Liability Management Committee (ALCo) is responsible for ensuring the Group maintains adequate capital at all times. The ALCo manages and plans the Group’s capital levels taking into account current and projected capital levels and provides input to and oversees capital levels agreed in the annual ICAAP.

ALCo also plans and manages capital interaction with RBS Group. Such interaction would include, amongst other matters, ALCo considerations around the Group’s strategic asset sales/transfers to RBS Group which would need to be capital neutral to RBS Group and are required to be structured in such way so as to satisfy DNB, ECB and PRA regulatory requirements. The ALCo is in turn ultimately governed by the Group’s Managing Board, which approves both ALCo and ICAAP capital management decisions.

Determining appropriate capital

The Group aims to maintain an appropriate level of capital to meet its business needs (which include requirements of its parent company RBS Group) and regulatory requirements, whilst operating within an agreed risk appetite. Determination of appropriate capital levels involves regular ALCo capital monitoring, planning and forecasts and an annual ICAAP. Capital plans are subjected to internal governance reviews, eventually put through Managing Board oversight and approval, as well as review of the appropriate supervisory authority. Through the annual ICAAP process, the Group makes a determination of its desired capital levels based on maintaining a target external credit rating and risk appetite within both current and emerging regulatory requirements. Desired capital levels are evaluated through the application of internally defined stress tests that quantify changes in capital ratios under a range of scenarios.

Monitoring and maintenance

The Group operates a rigorous capital planning process via ALCo aimed at ensuring the capital position is controlled within the agreed parameters. This incorporates regular re-forecasts of the capital position of the Group. In the event that the projected position deteriorates below acceptable levels, the Group would revise business plans accordingly. The Group manages changes to capital requirements from new regulation as well as model changes and the resulting impact on the Common Equity Tier 1 ratio, focusing on risk reduction and deleveraging. This is principally being achieved through the transfers to RBS plc, the continued run-off and disposal of assets and deleveraging in the Group as it focuses on the most productive returns on capital.

The overall impacts of known regulatory changes are fully factored into the capital plans of Group and its businesses

Capital allocation

Capital resources are allocated to the Group’s businesses based on key performance parameters agreed by the RBS Group Board in an annual strategic planning process as well as the requirements of strategic asset transfer programmes and capital allocation requirements determined in consultation with RBS Group.

*unaudited

  RBS Holdings N.V.                                                                                                                                  25

Financial review Capital and risk management

Capital risk* continued

Capital ratios and risk-weighted assets

The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements. The Group’s capital ratios and RWAs on a CRR transitional basis are set out below.

	2016	2015
Capital ratios	%	%
Common Equity Tier 1	21.2	21.1
Tier 1	21.2	30.1
Total	24.1	42.5

Risk-weighted assets	€m	€m
Credit risk	12,315	15,033
Market risk	455	897
Operational risk	624	463
	13,394	16,393

With effect from 1 January 2014 the Group is regulated under the CRD IV package of Basel III.

From December 2015 the credit valuation adjustment to RWAs has been captured within the market risk line in the above table, the amount is €61 million. The corres ponding amount for 2015 was €139 million.

Within risk-weighted assets, €9,220 million is included relating to the proportional consolidation of the 40% interest in Alawwal Bank (previously Saudi Hollandi Bank). This amount is made up of €9,199 million in credit risk and €21 million in market risk.

The operational risk capital charge has increased in 2016 reflecting the three year average operating income of Alawwal Bank factored in by the Group under the basic indicator approach to calculating RWAs. In 2015, two years income was considered in aligning with the period from which Alawwal Bank has been proportionally consolidated by the Group (2014 onwards).

*unaudited

  RBS Holdings N.V.                                                                                                                                  26

Financial review Capital and risk management

Capital risk continued
Capital resources and flow statement
The Group's regulatory capital resources on a CRR transitional basis were as follows:
	2016	2015*
	€m	€m
Tier 1
Controlling interests	3,045	3,662
Adjustment for:
- Goodwill and other intangible assets	(3)	(3)
- Unrealised losses on available-for-sale debt securities	—	9
- Unrealised gains on available-for-sale equities	—	(7)
- Other regulatory adjustments (1)	(208)	(195)
Common Equity Tier 1	2,834	3,466
Trust preferred securities	—	3,006
Disallowed Tier 1 capital	—	(1,538)
Total Tier 1 capital	2,834	4,934

Tier 2
Subordinated debt	536	891
Disallowed Tier 1 capital	—	1,538
Disqualified Tier 2 capital	—	(237)
Deductions from Tier 2 capital	(144)	(166)
Total Tier 2 capital	392	2,026

Total regulatory capital	3,226	6,960

The table below analyses the movement in Common Equity Tier 1 capital during the year.

	€m
At 1 January 2016	3,466
Regulatory adjustment: fair value changes in own credit spreads	4
Foreign currency reserves	18
Uncertified element of profit for the year	23
Share premium account	(654)
Other	(23)

At 31 December 2016	2,834

Note:
(1) Includes reversal of own fair value of €202 million (2015 - €186 million).

*unaudited

  RBS Holdings N.V.                                                                                                                                  27

Financial review Capital and risk management

Liquidity and funding risk

Definition

Liquidity and funding risk arises when the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due.

As one of the operating entities of the RBS Group, the Group’s liquidity risk is monitored centrally by RBS Group. The liquidity framework is set by the Group’s Managing Board and managed by the Asset & Liability Management Committee (ALCo) with support from RBS Group Treasury.

Policy, framework and governance

Internal liquidity and funding policies are designed to ensure that the Group:

•         Has a clearly stated liquidity and funding risk tolerance:  The liquidity and funding risk tolerance forms part of the Group’s bank-wide risk appetite statement, which is also overseen by the Board Risk Committee. The risk appetite statement is approved by the Supervisory Board and defines key metrics, risk trigger levels and capacity for liquidity and funding management within the Group. The Board also sets the appetite for funding risk to ensure that stable sources of funding are used to fund the Group’s core assets. The  Group monitors its liquidity position against this risk tolerance on a daily basis. In setting risk limits the Board considers the nature of the Group’s activities, overall risk appetite, market best practice and regulatory compliance.

•         Has in place strategies, policies and practices to ensure that the Group maintains sufficient liquidity: The risk management framework determines the sources of liquidity risk and the steps that can be taken when these risks exceed certain actively monitored limits. These steps include when and how to use the liquid asset portfolio and other balance sheet actions that can be undertaken. The ALCo oversees the implementation of liquidity and funding management across the Group within set risk appetite.

•         Incorporates liquidity costs, benefits and risks in product pricing and performance management: The Group applies internal funds transfer pricing to ensure that liquidity costs are reflected in the measurement of business performance, and to correctly incentivise businesses to source the most appropriate mix of funding.

  RBS Holdings N.V.                                                                                                                                  28

Financial review Capital and risk management

Liquidity and funding risk continued

Regulatory oversight*

With effect from November 2014, the Group is subject to the ECB’s supervisory regime for liquidity and each member of the Group also complies with their local regulatory framework for the assessment and management of liquidity risk as well as meeting internal standards. During 2016 the Group submitted an Internal Liquidity Adequacy Assessment Process document to the Joint Supervisory team of the DNB and the ECB.

Measurement and monitoring

In implementing the Group’s liquidity risk management framework, a suite of tools are used to monitor, limit and stress test the risks within the balance sheet. Limits are established to manage the level of liquidity risk, these include thresholds for the amount and composition of funding sources, asset and liability mismatches and funding concentrations.

Monitoring, reporting and internal limits are under regular review, given the need to appropriately represent and control the business through its considerable changes over time.

The Group is also covered under the RBS Group-wide Recovery Plan to ensure that it operates consistently in the event of a stress scenario.

Liquidity reserves

The Group’s liquidity portfolio is managed centrally by RBS Group Treasury. In addition, local liquidity reserves are the responsibility the local Treasurer who reports to the Franchise Treasurer under the ultimate oversight of the RBS Group Treasurer.

Within the liquidity portfolio the Group holds cash at central banks €0.4 billion (2015 - €0.2 billion) and government securities of €0.9 billion (2015 - €3.3 billion).

Funding markets

Towards further de-risking and simplification of the Group’s balance sheet, funding is now concentrated with the RBS Group which has access to a broad funding base.

Funding sources
The table below shows the Group's primary funding sources excluding repurchase agreements. Deposit balances are predominantly with fellow subsidiaries.
	2016		2015
	€m	%	€m	%
Deposits by banks	1,423	44.2	2,976	32.0
Debt securities in issue - medium term notes and other bonds (including securitisations)	55	1.7	403	4.3
Subordinated liabilities	1,438	44.7	4,456	47.8
Wholesale funding	2,916	90.6	7,835	84.1
Customer deposits	302	9.4	1,481	15.9
Total funding	3,218	100	9,316	100

*unaudited

  RBS Holdings N.V.                                                                                                                                  29

Financial review Capital and risk management

Business risk*

Definition and sources of risk

Business risk arises as a result of the Group’s exposure to the macro-environment and to the competitive environment. In addition, internal factors such as volatility in sales volumes, and input costs, and other operational risks such as the Group’s ability to assess the business operating environment, or to execute its chosen strategy, contribute to business risk.

Governance, management, measurement and mitigation

The Managing Board has ultimate responsibility for business risk.

The Group seeks to minimise its exposure to business risk subject to its wider strategic objectives. Business risk is identified, measured and managed through planning cycles and performance management processes. Expected profiles for revenues and costs are determined on a bottom-up basis, through plans reflecting expectations of the external environment and the Group’s strategic priorities. The Managing Board has ultimate responsibility for the impact of any volatility in revenues and costs on the Group’s performance.

Reputational risk*

Definition and sources of risk

Reputational risk is the risk to the Group’s public image owing to a failure to meet stakeholders’ expectations in relation to performance, conduct and business profile. Stakeholders include customers, investors, employees, suppliers, government regulators, special interest groups, media and the general public.

Reputational risk can arise from the conduct of employees; activities of customers and the sectors and countries in which they operate; provision of products and transactions; as well as operations and infrastructure.

Governance, management, measurement and mitigation

Reputational risk has RBS Group Board-level oversight reinforced by a Reputational Risk Policy. The Board Risk Committee and Board Sustainable Banking Committee are responsible for overseeing how RBS Group manages its reputation. The RBS Group Board’s oversight of reputational issues is supported by the senior RBS Group-wide Reputational Risk Forum which opines on cases that represent a material reputational risk to the whole organisation. The RRF, which has delegated authority from the Executive Risk Forum, also acts as a central forum to review sector or theme-specific reputational risk acceptance positions, including Environmental, Social and Ethical risk positions.

The RBS Group articulated its appetite for reputational risk through the implementation of a qualitative reputational risk appetite statement and framework.

Reputational risk is mitigated through the policy and governance framework, with ongoing staff training to ensure early identification, assessment and escalation of material issues.

The most material threats to RBS Group’s reputation continued to originate from historical and more recent conduct issues.

*unaudited

  RBS Holdings N.V.                                                                                                                                  30

Financial review Capital and risk management

Conduct and regulatory risk*

Definition

Conduct and regulatory risk is the risk that the behaviour of the Group and its staff towards customers, or in the markets in which it operates, leads to unfair or inappropriate customer outcomes and results in reputational damage, financial loss or both. The damage or loss may be the result of a failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, or of failing to meet customers’ or regulators’ expectations. All the disclosures in this section are unaudited.

Sources of risk

Conduct and regulatory risk exists across all stages of the Group’s relationships with its customers, from the development of its business strategies, to post-sales processes. The activities through which conduct risk may arise are varied and include product design, marketing and sales, complaint handling, staff training, and handling of confidential Insider Information. Conduct risk also exists if the Group does not take effective action to prevent fraud, bribery and money laundering. Regulatory risk arises from the regulatory, business or operating environment and from the Group’s response to it.

The Conduct Risk Appetite Framework was established in 2015 and continues to be embedded across the RBS Group.

*unaudited

  RBS Holdings N.V.                                                                                                                                  31

Financial review Capital and risk management

Conduct and regulatory risk* continued

The Conduct Risk Appetite Framework is divided into seven pillars, ensuring that conduct risk exposures are understood and managed in accordance with agreed risk appetite. The Conduct Risk Appetite Framework requires regular and consistent assessment through periodic Conduct Performance Assessment, reporting of risk exposures and the operating effectiveness of controls, across the businesses.

Product profitability and pricing structures are fair and transparent

Governance

RBS Group defines appropriate standards of conduct and drives adherence to those standards through its framework for managing conduct and regulatory risk. The Board and its senior committees receive updates on conduct risk exposures and action plans through regular reporting.

Key elements of the governance structure are set out below:

•         The Conduct & Regulatory Affairs (C&RA) Executive Committee considers emerging material risks and issues, and implements Board and Executive Committee risk management policy decisions;

•         The Financial Crime Accountable Executive Committee (accountable to the Executive Risk Forum) ensures that the customer businesses and the Services function fulfil strategic objectives by identifying and managing their financial crime risks effectively; and

•         The Mandatory Change Advisory Committee, reports to the Group’s Bank-Wide Investment Committee, acting as the reception committee for reviewing externally mandated changes that may affect RBS Group. It also recommends appropriate responses, including change implementation activities. In doing so, it determines which businesses or functions own individual risks; and commissions and reviews impact assessments from customer businesses and functions.

Plans to merge parts of the C&RA function with Risk management were announced in December 2016 to take effect from 1 January 2017. The change is designed to take advantage of synergies across the risk, conduct and regulatory agendas. Regulatory Affairs will move to Corporate Governance & Secretariat, and Remediation and Complaints will move to Services’ Chief Operating Office.

*unaudited

  RBS Holdings N.V.                                                                                                                                  32

Financial review Capital and risk management

Conduct and regulatory risk* continued

Controls and assurance

The Conduct Policy framework is designed to provide both high-level direction and RBS Group-wide requirements. The policies ensure the RBS Group meets its regulatory obligations. They also provide the necessary clarity to staff on their conduct obligations.

RBS Group’s Regulatory Affairs department separately oversees regulatory developments, interactions with regulators and regulatory approvals for individuals.

Assurance and monitoring activities are essential to measure the extent to which the RBS Group manages its delivery of specific customer outcomes.

Risk assessments are used to identify material conduct risks and implement key controls across all business areas. The risk assessment process is designed to confirm that risks are effectively managed and prioritised, as well as ensure controls are tested.

Scenario analysis is used to assess the impact of extreme but plausible conduct risks including financial crime. The scenarios assess the exposures that could significantly affect the Group’s financial performance or reputation and are an important component in the operational risk framework and capital model.

Risk appetite

The conduct risk appetite framework has now been embedded and the Conduct Performance Assessment, which forms part of it, facilitates a consistent approach across RBS Group for assessing conduct and regulatory risk.

The Group’s conduct risk appetite statement is in line with RBS Group-wide risk appetite. In cases where the Group is outside of appetite, this is addressed through agreed risk mitigation plans.

risk mitigation plans.

Risk monitoring and measurement

The Managing Board and the RCC receive updates on conduct risk exposures and action plans through monthly reporting. The reporting is intended to be focused, forward-looking and action-oriented.

An annual Money Laundering Reporting Officer’s Report is submitted to the RBS Group Board and the FCA. This covers RBS Group’s Anti-Money Laundering (AML) framework and the operation and effectiveness of the systems and controls in place to comply with AML laws and regulations. In addition, it covers the systems and controls in place to prevent the financing of terrorism and to ensure compliance with sanctions as well as embargoes and export controls.

The Group Audit Committee is provided with a whistleblowing report on a biannual basis. It details cases by internal reporting categories based on the RBS Group definition of whistleblowing, which is contained within RBS Group’s Speak Up policy.

Risk mitigation

Information is communicated to each customer-facing business and function about regulatory developments and discussions with regulators. This helps identify and execute any required mitigating changes to strategy or to business models.

Early identification and effective management of changes in legislation and regulation are critical to the successful mitigation of conduct and regulatory risk. The effects of all changes are managed to ensure timely compliance readiness. Changes assessed as having a ‘High’ or ‘Medium-High’ impact are managed closely.

*unaudited

  RBS Holdings N.V.                                                                                                                                  33

Financial review Capital and risk management

Operational risk*

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Operational risk may directly affect customers, lead to financial loss or damage RBS Group’s reputation (for example, a major IT systems failure or fraudulent activity). There can also be a link between operational risk failures and conduct risk issues.

All the disclosures in this section are unaudited.

Sources of risk

Operational risk may arise from a failure to manage operations, systems, transactions and assets appropriately. This can take the form of human error, an inability to deliver change adequately or on time, the non-availability of technology services, or the loss of customer data. Fraud and theft are sources of operational risk, as is the impact of natural and man-made disasters. It can also arise from a failure to account for changes in law or regulations or to take appropriate measures to protect assets.

Cyber risk

The information and cyber security risk facing RBS Group continues to change in line with the constantly evolving threat environment in which it operates. Internal security improvement programmes continue to progress RBS Group-wide, developing new, and strengthening existing controls to protect the Group and its customers. RBS Group continuously develops and utilises pro-active threat management and intelligence processes to understand, manage and mitigate credible threats.

Throughout 2016 RBS Group has decommissioned a number of internet-facing websites thus reducing the attack surface visible to external parties such as hackers and fraudsters. Improvements have also been made to access controls for RBS Group systems. Internal training programmes continue to ensure all employees are fully aware of the constant threats facing the Group and remain vigilant to unauthorised attempts by internal or external parties to access systems and data.

Risk governance

A strong Operational Risk management function is vital to support RBS Group’s ambitions to serve its customers better. Improved management of operational risk against a defined appetite directly supports the strategic risk objective of improving stakeholder confidence and is vital for stability and reputational integrity.

The Operational Risk function, part of the second line of defence, undertakes a leadership role and is tasked with delivering a robust operational risk management framework and culture across RBS Group.

*unaudited

  RBS Holdings N.V.                                                                                                                                  34

Financial review Capital and risk management

Operational risk* continued

The Operational Risk function is responsible for the design, development, delivery and continuous improvement of the operational risk management framework. The Operational Risk Policy is incorporated into the RBS Group Policy Framework and provides direction for the consistent identification, assessment, management, monitoring and reporting of operational risk.

Through a network of oversight teams, the function seeks to ensure the integrity of the framework, and manages overall operational risk profile against risk appetite.

The Operational Risk Executive Committee, which is a sub-committee of the Executive Risk Forum, acts on all operational risk matters and approves material operational risk policy management framework changes.

Controls and assurance

The Control Environment Certification process is a self-assessment used to review and assess the internal control framework.

Risk appetite

The operational risk appetite framework supports effective management of key operational risks. It expresses the level and types of operational risk the bank is willing to accept in order to achieve its strategic objectives and business plans.

The Group’s operational risk appetite is expressed through a set of qualitative risk appetite statements and quantitative measures tailored to the wind down strategy of the Group and ultimately approved by the Supervisory Board.

Risk identification and assessment

Across all business areas, risk and control assessments are used to identify and assess material operational and conduct risks and key controls. To support identification of risk concentrations, all risks and controls are mapped to the risk directory. Risk assessments are refreshed regularly to ensure they remain relevant and capture any emerging risks.

The process is designed to confirm that risks are effectively managed and prioritised in line with the stated risk appetite. Controls are tested at the appropriate frequency to verify.

Risk mitigation

Risks are mitigated through the application of key preventative and detective controls. This is an integral step in the risk assessment methodology, which determines residual risk exposure. Control owners are accountable for the design, execution, performance and maintenance of key controls.

These key controls are regularly assessed for adequacy and tested for effectiveness. The control testing results are monitored and, where a material change in performance is identified, it results in a re-evaluation of the associated risk.

The RBS Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements.

*unaudited

  RBS Holdings N.V.                                                                                                                                  35

Financial review Capital and risk management

Operational risk* continued

Risk monitoring

Monitoring and reporting are part of RBS Group’s operational risk management processes, which aim to ensure that risks are identified, considered by senior executives, and managed effectively. The most material operational risks and their position relevant to risk appetite are regularly reviewed.

Risk measurement

The Group uses the basic indicator approach to calculate its operational risk capital requirement. This is based upon multiplying three years’ average historical gross income by coefficients set by the regulator.

Event and loss data management

The operational risk event and loss data management process ensures the RBS Group captures and records operational risk loss events that meet defined criteria. Loss data is used for regulatory and industry reporting.

The most serious events are escalated in a simple, standardised process to all senior management, by way of a ‘Group Notifiable Event Process’.

All losses and recoveries associated with an operational risk event are reported against their financial accounting date. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2016 may relate to events that occurred, or were identified in, prior years.

*unaudited

  RBS Holdings N.V.                                                                                                                                  36

Financial review Capital and risk management

Credit risk: management basis

Definition

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

Sources of credit risk*

The Group is exposed to credit risk through wholesale lending, derivatives and off balance sheet products such as trade finance and guarantees. The Group is also exposed to credit risk as a result of debt securities held for liquidity management purposes.

Credit risk management function*

Governance

The activities of the RBS Group’s credit risk management function, which is led by the RBS Group Chief Credit Officer (GCCO), include:

•         Approving credit for customers;

•         Ensuring that credit risk is within the risk appetite set
by the Board;

•         Managing concentration risk and credit risk control frameworks;

•         Developing and ensuring compliance with credit risk policies; and

•         Conducting Group-wide assessments of provision adequacy.

Credit risk in the Group is managed by the RBS Group credit risk function. Group credit risk management activities include credit risk appetite setting, transaction and portfolio analysis and ongoing credit risk monitoring and oversight.

Key trends in the credit risk profile of the Group, performance against limits and emerging risks are set out in the Risk Report provided to the RCC, the Managing Board and the Supervisory Board.

*unaudited

  RBS Holdings N.V.                                                                                                                                  37

Financial review Capital and risk management

Credit risk: management basis continued

The key elements of the credit risk management function are set out below.

Element	Managed by	Description
Leadership	RBS GCCO	The GCCO has overall responsibility for the credit risk function. The GCCO chairs the Credit Risk Committee and, with the CRO, co-chairs the Group’s Provisions Committee.
Governance	Credit Risk Committees

The Wholesale and the Retail Credit Risk Committees have authority for overall risk appetite (within appetite set by the RBS Group Board), strategy, frameworks and policy as well as oversight of the RBS Group’s credit profile.

	Provisions Committee (1)	The Provisions Committee has authority over provisions adequacy and to approve recommendations from business provisions committees in accordance with approval thresholds.
Risk appetite	Concentration frameworks ° Single name ° Sector ° Country ° Product and asset class Reputational and environmental, social and ethical frameworks Credit policy

Frameworks are maintained to ensure that the risk of an outsized loss due to concentration to a particular borrower, sector, product type or country remains within appetite. The credit frameworks are aligned to the RBS Group’s risk appetite framework.

Controls and risk assurance	Risk Assurance

Credit policy standards are in place for portfolios and are expressed as a set of mandatory controls. Assurance activities, as defined by the RBS Group credit policy, are undertaken by the independent Risk Assurance function.

Credit stewardship	Credit assessment standards Credit risk mitigation and collateral Credit documentation Regular portfolio/customer review Problem debt identification and management

Credit risk stewardship takes place throughout the customer relationship, from initial credit approval and on a continuous basis thereafter.

The methodology applied for assessing and monitoring credit risk varies between customer types and segments.

Customers	Segmentation	Customers are managed differently, reflecting different customer types and risks.

Note:

(1)       Authority is delegated by the Executive Risk Forum.

*unaudited

  RBS Holdings N.V.                                                                                                                                  38

Financial review Capital and risk management

Credit risk: management basis continued

Risk appetite

Risk appetite across all risk types is set by RBS Group using specific quantitative targets under stress, including earnings volatility and capital adequacy. The credit risk appetite frameworks have been designed to reflect factors that influence the ability to meet those targets. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the credit risk appetite frameworks and risk appetite targets. The frameworks are supported by a suite of policies and transaction acceptance standards that set out the risk parameters within which franchises must operate.

The risk appetite statement of the Group follows the RBS Group’s framework and is approved by the Supervisory Board.

Risk measurements and models*

The RBS Group has changed its measure of credit risk exposure from Credit Risk Assets (CRA) to Current Exposure (CE) and Potential Exposure (PE). In these credit risk disclosures the measure used, unless otherwise stated, is Current Exposure. 2015 comparatives have been restated in Current Exposure. The table below summarises the differences between CRA, Current Exposure and Potential Exposure:

	Credit Risk Assets	Current Exposure	Potential Exposure (1)
Lending exposure Comprises cash balances at central banks as well as loans and advances to banks and customers.	Drawn balances (gross of impairment provisions).	Drawn balances	Legally committed limits (2)
Measured net of individual, collective and latent provisions unless otherwise stated.
Counterparty exposure

Measured using the mark-to-market value of derivatives after the effect of enforceable netting agreements and regulator approved models but before the effect of collateral. Calculations are gross of credit valuation adjustments (CVAs).

		Measured using the mark-to-market value of derivatives after the effect of enforceable netting agreements and net of legally enforceable financial collateral. (3)	Measured using scaled credit limit utilisation, which takes into account mark-to-market movements, any collateral held and expected market movements over a specified horizon. (2,3)
Current and Potential Exposures are measured net of CVA unless otherwise stated.
Contingent obligations Primarily letters of credit and guarantees.	Drawn balances	Drawn balances	Legally committed amount (2)
Exclusions	• Trading book bonds • Equity securities • Settlement risk • Intra-group credit exposures • Securities financing transactions (repos) • Banking book debt securities	• Trading book bonds • Equity securities • Settlement risk • Suretyships • Intra-group credit exposures
Other		• Net of cash and gold collateral. • Current Exposure and Potential Exposure are reported against the guarantor of a transaction to reflect the transfer of risk.

Notes:

(1) (2)	Potential Exposure includes all drawn exposure and all legally committed undrawn exposure. Cannot be less than Current Exposure.
(3)	Current Exposure and Potential Exposure for exchange-traded derivatives are defined as exposure at default.

Comparing the Current Exposure measure to the previous CRA measure, the following changes are noted:

•         Exposures to the Sovereign sector are higher. This is primarily due to the inclusion of government bond exposure held in the banking book and managed in Treasury and Capital Resolution. The increased current exposure value, compared to CRA, is also a result of risk transfer related to guarantees (pledged by sovereign customers) for obligors active in other sectors.

•         In the Banks & Other Financial Institutions sector, the netting of financial collateral reduced the Current Exposure value compared to CRA. Risk transfer also reduced current exposure compared to CRA.

*unaudited

  RBS Holdings N.V.                                                                                                                                  39

Financial review Capital and risk management

Credit risk: management basis continued

Risk models

RBS Group uses the output of credit risk models in the credit approval process, as well as for ongoing credit risk assessment, monitoring and reporting, to inform credit risk appetite decisions. These models are divided into different categories:

Model	Calculation method	Wholesale
PD model	Individual counterparty/account

Each customer is assigned a probability of default (PD) rating and corresponding grade. PD is calculated using a combination of quantitative inputs, such as recent financial performance, and qualitative inputs such as management performance and sector outlook.

LGD model	Individual counterparty/facility/product

Loss given default (LGD) models estimate the amount that would not be recovered in the event of a customer default. When estimating LGD, the RBS Group’s models assess both borrower and facility characteristics, as well as any credit risk mitigants. The cost of collections and a time-discount factor for the delay in cash recovery are also incorporated.

EAD model	Individual counterparty/facility/product

Exposure at default (EAD) models provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. EAD estimates for committed and uncommitted facilities are based on historic data on limit utilisation. The estimates are also gross of provisions, as well as cash and gold collateral, and as a result can be higher or lower than Potential Exposure. In accordance with regulatory requirements, EAD for Lending Exposures must always be equal to, or higher, than the drawn balance sheet amount, though it can be reduced by a legally enforceable netting agreement.

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

Financial review Capital and risk management

Credit risk: management basis continued

Impact of credit model changes

The RBS Group reviews and updates models on an ongoing basis in order to reflect the effects of more recent data, changes to products and portfolios, and new regulatory requirements. Model changes affect year-on-year comparisons of risk measures in certain disclosures.

For more information on model governance and review refer to the Models used in Risk section on page 19.

Risk mitigation*

Risk mitigation techniques - as set out in the RBS Group’s credit policies - are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools applied can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties. When seeking to mitigate risk, at a minimum the Group considers the following:

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

The business and credit teams are supported by specialist in-house documentation teams. The Group uses industry-standard loan and security documentation wherever possible. However, when non-standard documentation is used, external lawyers are employed to review it on a case-by-case basis. Mitigants (including any associated insurance) are monitored throughout the life of the transaction to ensure that they perform as anticipated. Similarly, documentation is also monitored to ensure it remains enforceable.

For further information refer to the Wholesale credit risk management sub-section.

Counterparty credit risk

The Group mitigates counterparty credit risk arising from both derivatives transactions and repurchase agreements through the use of market standard documentation enabling netting and through collateralisation.

Amounts owed by the RBS Group to a counterparty are netted against amounts the counterparty owes the RBS Group, in accordance with relevant regulatory and internal policies. However, generally, this is only done if a netting agreement is in place. A legal opinion to the effect that the agreement is enforceable in the relevant jurisdictions is also required.

Collateral may consist of either cash or securities. Additional collateral may be called should the net value of the obligations to RBS rise or should the value of the collateral itself fall. The majority of agreements are subject to daily collateral calls with collateral valued using the Group’s internal valuation methodologies.

The Group restricts counterparty credit exposures by setting limits that take into account the potential adverse movement of an exposure after adjusting for the impact of netting and collateral (where applicable).

*unaudited

  RBS Holdings N.V.                                                                                                                                  41

Financial review Capital and risk management

Credit risk: management basis continued

Risk assessment and monitoring

Practices for credit stewardship - including credit assessment, approval and monitoring as well as the identification and management of problem debts. A key aspect of credit risk stewardship is ensuring that, when signs of impairment are identified, appropriate impairment provisions are recognised.

Impairment, provisioning and write-offs

In the overall assessment of credit risk, impairment, provisioning and write-offs are used as key indicators of credit quality.

Impairment

A financial asset is impaired if there is objective evidence that the amount, or timing, of future cash flows has been adversely affected. Refer to accounting policies on page 86 for details regarding the quantification of impairment losses.

Days-past-due measures are typically used to identify evidence of impairment. In the Wholesale portfolio, a period of 90 days past due is used. In sovereign portfolios, the period used is 180 days past due. Indicators of impairment include the borrower’s financial condition; a forbearance event; a loan restructuring; the probability of bankruptcy; or evidence of diminished cash flows.

  RBS Holdings N.V.                                                                                                                                  42

Financial review Capital and risk management

Credit risk: management basis continued

Provisioning

The amount of an impairment loss is measured as the difference between the asset carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. The current net realisable value of the collateral will be taken into account in determining the need for a provision. This includes cash flows from foreclosure (less costs of obtaining and selling the collateral), whether or not foreclosure is probable. Impairment provisions are not recognised where amounts due are expected to be settled in full on the realisation of collateral. The Group uses one of the following methods to quantify the provision required: individual; and latent, as set out below:

Provision method	Asset type	Quantification method	Key factors considered
Individual	Impaired, individually significant	Case-by-case assessment of future cash flows	• Customer and guarantor performance. • Future value of collateral. • Future economic conditions based on factors available at the time.
Latent	Not impaired	PD% x LGD% x EAD x Emergence Period

•         For Wholesale customers PD, LGD and EAD values are used.

•         Portfolio-level emergence periods are based on products or businesses with similar homogenous characteristics. Emergence periods range from 120 to 365 days.

Sensitivity of impairments to assumptions

Key assumptions relating to impairment levels relate to economic conditions, the interest rate environment, the ease and timing of enforcing loan agreements in varying legal jurisdictions and the level of customer co-operation.

In addition, for secured lending, key assumptions relate to the valuation of the security and collateral held, as well as the timing and cost of asset disposals based on underlying market depth and liquidity. Assessments are made by relationship managers on a case-by-case basis for individually-assessed provisions and are validated by credit teams. The Restructuring Credit team will ultimately recommend or approve any provisions that may be required under their delegated authority. For individual impairments greater than £1 million, oversight is provided by the RBS Group Provisions Committee.

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

Write-offs

Impaired loans and receivables are written-off when there is no longer any realistic prospect of recovery of part, or the entire loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs may be prompted by bankruptcy, insolvency, forbearance and similar events. For details of the typical time frames, from initial impairment to write off.

Amounts recovered after a loan has been written-off are credited to the loan impairment charge for the period in which they are received.

  RBS Holdings N.V.                                                                                                                                  43

Financial review Capital and risk management

Credit risk: management basis continued

Wholesale credit risk management

This section sets out further detail on the Group’s approach to credit risk management for its Wholesale customers. Four formal frameworks are used to manage Wholesale credit concentration risks within the Group’s risk appetite. These frameworks are regularly reassessed to ensure they remain appropriate for the varied business, economic and market conditions and to reflect refinements in risk measurement models as well as agreed risk appetite.

Wholesale credit risk framework*

A summary of the frameworks is set out below.

Concentration framework	Single name concentration	Sector	Product and asset class	Country
Risk addressed	Concentration on a single borrower or borrower group.	Concentration in a single sector or across sectors that are susceptible to similar stress events.	Concentration on certain products or asset classes.	Concentration on a particular country.
Basis for classification	Size or LGD - based on net customer exposure for a given probability of default.	Size - based on exposure; and risk - based on Economic Capital and other qualitative factors.	Size - based on exposure to a product or asset class; and risk -based on heightened risk characteristics of a product.	Size - based on exposure to a particular country.
Limit types	Customer exposure and LGD limits relative to PD.	RBS Group-wide and franchise sector and sub-sector exposure limits.	RBS Group-wide and franchise product/asset class exposure limits and sub-limits.	RBS Group-wide country limits.
Controls within the framework	Elevated approval requirements, mandatory controls and procedures, monitoring and reporting, the requirement for regular reviews and for plans to address any exposures in excess of limit.
Exposure measure (net/gross)	Both net and gross of “eligible” mitigants. To be eligible under the framework, mitigants must be legally enforceable, structurally effective and of appropriate maturity.	Gross exposure to a sector/sub-sector. Where PE is used, it is net of eligible collateral and provisions.	Net/gross - dependent on type of risk and limit definition. Where PE is used it is net of eligible collateral and provisions.	Net of provisions and risk transfer.

*unaudited

  RBS Holdings N.V.                                                                                                                                  44

Financial review Capital and risk management

Credit risk: management basis continued

Risk assessment*

Before credit facilities are made available to customers a credit assessment is undertaken. The assessment process is the same for all customers. However, in the RBS Group, credit risk management is organised in terms of the complexity of the assessment rather than aligned to franchises. Capital Resolution is not managed separately but is shown in tables to aid understanding of the size of the exit portfolio. Credit is only granted to customers following joint approval by an approver from the business and the credit risk function.

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

•         The customer’s ability to meet obligations, based on an analysis of financial information;

•         A review of payment and covenant compliance history;

•         The customer’s risk profile, including sector, sensitivity to economic and market developments and management capability;

•         Legal capacity of the customer to engage in the transaction;

•         Credit risk mitigation including requirements for valuation and revaluation. The customer’s credit grade and the loss given default estimate for the facilities including any expected changes;

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

Credit relationships are reviewed and credit grades (PD and LGD) re-approved annually. The review process addresses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

Risk mitigation

The Group mitigates credit risk relating to Wholesale customers through the use of netting, collateral and market standard documentation, depending on the nature of the counterparty and its assets. The most common types of mitigation are:

•         Physical assets - Including stock, plant, equipment, machinery, vehicles, ships and aircraft. Such assets are suitable collateral only if the Group can identify, locate, and segregate them from other assets on which it does not have a claim. The Group values physical assets in a variety of ways, depending on the type of asset and may rely on balance sheet valuations in certain cases.

•         Receivables - These are amounts owed to the Group’s counterparties by their own customers. The Group values them after taking into account the quality of its counterparty’s receivable management processes and excluding any that are past due.

•         Financial collateral - Refer to the Counterparty credit risk section on page 41.

All collateral is assessed case by case to ensure that it will retain its value independently of the provider. The Group monitors the value of the collateral and, if there is a shortfall, will seek additional collateral.

Problem debt management

Early problem identification*

Each business has defined early warning indicators (EWIs) to identify customers experiencing financial difficulty, and to increase monitoring if needed. EWIs may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If EWIs show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty they may decide to classify the customer within the Risk of Credit Loss Framework.

*unaudited

  RBS Holdings N.V.                                                                                                                                  46

Financial review Capital and risk management

Credit risk: management basis continued

Risk of Credit Loss framework*

The Risk of Credit Loss framework which was fully implemented in April 2016, has replaced the RBS Group’s previous Watchlist process for managing problem debts. The new framework focuses on Wholesale customers whose credit profiles have deteriorated since origination. Expert judgement is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to the bank.

All customers that have been granted forbearance are managed under this framework. There are two classifications which apply to non-defaulted customers within the framework - Heightened Monitoring and Risk of Credit Loss. The framework also applies to those customers that have met the bank’s default criteria (AQ10 exposures).

Heightened Monitoring customers are performing customers who have met certain characteristics, which have led to material credit deterioration. Collectively, characteristics reflect circumstances that may affect the customer’s ability to meet repayment obligations. Characteristics include trading issues, covenant breaches, material PD downgrades and past due facilities. Sector specific characteristics also exist. Heightened Monitoring customers require pre-emptive actions (outside the customer’s normal trading patterns) to return or maintain their facilities within the bank’s current risk appetite prior to maturity.

Risk of Credit Loss customers are performing customers who have met the criteria for Heightened Monitoring and also pose a risk of credit loss to the bank in the next 12 months, should mitigating action not be taken or be successful.

Once classified as either Heightened Monitoring or Risk of Credit Loss a number of mandatory actions are taken in accordance with RBS Group-wide policies. This includes a review of the customer’s credit grade, facility and security documentation and the valuation of security. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business or by Restructuring.

Agreed customer management strategies are regularly monitored by both the business and credit teams. The largest Risk of Credit Loss exposures in RBS Group and in each business are regularly reviewed by a Risk of Credit Loss Committee. The committee members are experienced credit, business and Restructuring specialists. The purpose of the committee is to review and challenge the strategies undertaken for those customers who pose the largest risk of credit loss to the bank.

Appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt (see Heightened Monitoring characteristics). Corrective actions may include granting a customer various types of concessions. Any decision to approve a concession will be a function of specific country and sector appetite, the credit quality of the customer, the market environment and the loan structure and security. All customers granted forbearance are classified Heightened Monitoring at a minimum. For further information, refer to the Wholesale forbearance section.

Other potential outcomes of the relationship review are to: take the customer off the Risk of Credit Loss framework; offer additional lending and continue monitoring; transfer the relationship to Restructuring if appropriate; or exit the relationship altogether.

*unaudited

  RBS Holdings N.V.                                                                                                                                  47

Financial review Capital and risk management

Credit risk: management basis continued

Restructuring*

For the Wholesale problem debt portfolio, customer relationships are managed by the Restructuring team. The factor common to all customers with Restructuring involvement is that the Group’s exposure is outside risk appetite. The purpose of Restructuring is to protect the bank’s capital. Where practicable, Restructuring do this by working with corporate and commercial customers to support their turnaround and recovery strategies and enable them to return to mainstream banking. Restructuring will always aim to recover capital in a fair and efficient manner.

Specialists in Restructuring work with customers experiencing financial difficulties, and showing signs of financial stress, with the aim of restoring their business to financial health whenever practicable. The objective is to find a mutually acceptable solution, including restructuring of existing facilities, repayment or refinancing.

An assessment of the viability of the business, as well as the ability of management to deal with the causes of financial difficulty, is carried out by specialists in Restructuring, focusing on both financial and operational issues. Following the assessment, options which may include forbearance and/or restructuring of facilities are developed. Credit risk decisions, including reviewing and approving any restructuring solutions in relation to these customers, are made by a dedicated Restructuring Credit team, which is part of the credit risk management function.

Where a solvent outcome is not possible, insolvency may be considered as a last resort. However, helping the customer return to financial health and restoring a normal banking relationship is always the preferred outcome.

*unaudited

  RBS Holdings N.V.                                                                                                                                  48

Financial review Capital and risk management

Credit risk: management basis continued

Summary of country exposures
The table below summarises both Current Exposure, net of provisions and after risk transfer by geographic region.

	Current Exposure				Potential
	Banks and				Exposure
	other FI	Sovereigns (1)	Corporates	Total	total
2016	€m	€m	€m	€m	€m
Netherlands	416	4,152	—	4,568	4,573
UK	563	—	1,172	1,735	1,810
Other Western Europe	148	—	4	152	158
US	155	—	2	157	1,517
RoW (2)	395	585	117	1,097	1,139
Total	1,677	4,737	1,295	7,709	9,197

2015**
Netherlands	239	4,244	10	4,493	4,497
UK	896	—	1,050	1,946	2,039
Other Western Europe	583	—	159	742	769
US	14	—	60	74	1,204
RoW (2)	1,118	1,572	940	3,630	3,746
Total	2,850	5,816	2,219	10,885	12,255

Notes:

(1)  Includes exposures to central governments, central banks and sub-sovereigns such as local authorities, the most significant being the €3.8 billion cross-liability guarantee (refer to Note 26 Memorandum items – Guarantees for more details). The likelihood of cross-liability crystallising is considered remote.

(2)  Mainly Asia (India, China) and also includes supranationals such as the World Bank.

Key points*

•          Total current exposure reduced in line with the Group’s strategy to reduce its portfolios. The reduction mainly refers to the exit of clients in India and China reported under RoW.

•          Overall the exposure to Banks and other FIs decreased, exposure increases in some areas are due, among others, to increased nostro exposures.

*unaudited

**restated - refer to page 39 for further details. 2015 data is unaudited.

  RBS Holdings N.V.                                                                                                                                  49

Financial review Capital and risk management

Credit risk: balance sheet analysis

Sector and geographic concentration

The analysis in this section is provided to support the discussion on credit risk on pages 37 to 49. All disclosures in this section are audited.

The tables in this section include balances relating to disposal groups, reflecting the total credit risk and losses faced by the Group At 31 December 2016 assets and liabilities of disposal groups related to the India business which was sold to the Royal Bank of Scotland plc in February 2017.

The following table provides an analysis of the concentration of financial assets by sector.

	Loans and
	advances	Securities	Derivatives	Other (1)	Total
2016	€m	€m	€m	€m	€m
Central and local government	10	614	—	—	624
Financial institutions (2)	3,566	453	1,366	395	5,780
Personal	4	—	—	—	4
Corporate	137	69	219	—	425
Total gross of provisions	3,717	1,136	1,585	395	6,833
Provisions	(51)	(23)	—	—	(74)
Total	3,666	1,113	1,585	395	6,759

2015
Central and local government	52	1,249	28	—	1,329
Financial institutions (2)	8,313	696	1,880	614	11,503
Personal	7	—	—	—	7
Corporate	976	215	313	—	1,504
Total gross of provisions	9,348	2,160	2,221	614	14,343
Provisions	(86)	(21)	—	—	(107)
Total	9,262	2,139	2,221	614	14,236

Notes:

(1)    Includes settlement balances of €10 million (2015 - €71 million).

(2)    Includes reverse repurchase agreements of €0.9 billion (2015 - €3.4 billion).

  RBS Holdings N.V.                                                                                                                                  50

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Loans and advances to banks and customers by geographical region
The table below analyses loans and advances net of provisions by geographical region (location of office).
	2016	2015
	€m	€m
Loans and advances to banks
Netherlands	1,465	4,669
US	57	316
RoW	1,678	1,946
	3,200	6,931
Loans and advances to customers
Netherlands	180	686
RoW	144	1,507
	324	2,193
Balances with ultimate holding company
Netherlands	142	138
Total	3,666	9,262

Refer to the previous page for additional disclosures on lending and other exposures by country.

Note:

(1) Disposal groups for 2016 are in relation to the RBS N.V. India business which was not part of disposal groups in 2015 but are included in the table for comparison purposes. The India business balances were loans and advances to customers €136 million (2015 - €788 million) and loans and advances to banks €5 million (2015 - €11 million).

  RBS Holdings N.V.                                                                                                                                  51

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

Internal AQ band	Probability of default range	Indicative S&P rating
Investment grades: AQ1 - AQ4	0% - 0.381%	AAA to BBB-
Non-investment grades: AQ5 - AQ10	0.381% - 100%	BB+ to D

2016 compared with 2015

•         €3.4 billion (2015 - €9.3 billion) of loans and advances comprised €2.6 billion (2015 - €6.4 billion) of balances with fellow subsidiaries and €0.8 billion (2015 - €2.9 billion) of third party loans. Of the third party loans, €0.7 billion (2015 - €2.2 billion) were investment grade.

•         Derivatives of €1.6 billion (2015 - €2.2 billion) included €1.0 billion (2015 - €1.3 billion) with fellow subsidiaries and €0.5 billion (2015 - €0.8 billion) investment grade third party balances.

•         Contingent liabilities and commitments of €6.0 billion (2015 - €6.5 billion) were predominantly investment grade, with €0.8 billion of balances with fellow subsidiaries (2015 - €0.6 billion).

  RBS Holdings N.V.                                                                                                                                  52

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Debt securities
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor’s, Moody’s and Fitch.

	Central
	and local		Other financial				Of which
2016	government	Banks	institutions	Corporate	Total	Total	ABS (1)
	€m	€m	€m	€m	€m	%	€m
AAA	11	54	60	—	125	12.8	—
AA to AA+	18	11	6	8	43	4.4	—
A to AA-	—	42	12	68	122	12.4	—
BBB- to A-	596	18	15	57	686	70.0	—
Unrated	—	1	3	—	4	0.4	—
Total	625	126	96	133	980	100	—

2015
AAA	4	—	—	—	4	0.2	—
AA to AA+	—	—	249	—	249	12.9	—
A to AA-	178	—	148	—	326	17.0	149
BBB- to A-	1,053	—	—	119	1,172	60.9	—
Non-investment grade	14	—	—	—	14	0.7	—
Unrated	—	1	158	—	159	8.3	—
Total	1,249	1	555	119	1,924	100	149

Note:

(1)       Asset-backed securities.

(2)       Material debt securities were: India, classified as a disposal group at 31 December 2016 - €596 million (2015 - €1,053 million) and Switzerland - €109 million (2015 - €119 million).

  RBS Holdings N.V.                                                                                                                                  53

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Sector and geographical regional analyses

The following tables analyse gross loans and advances to customers (excluding reverse repos) and the related debt management measures and ratios by sector and geography (by location of office). Gross loans, risk elements in lending (REIL) and provisions exclude amounts relating to businesses held for disposal, consistent with the balance sheet presentation required by IFRS.

				REIL	Provisions	Provisions
	Gross			as a % of	as a %	as a % of	Impairment	Amounts
	loans	REIL	Provisions	gross loans	of REIL	gross loans	(releases)/losses	written-off
2016	€m	€m	€m	%	%	%	€m	€m
Central and local government	10	—	—	—	—	—	—	—
Financial institutions	224	8	3	3.6	38	1.3	(8)	3
Personal	4	—	—	—	—	—	—	—
Corporate	137	66	46	48.2	70	33.6	6	36
Latent	—	—	2	—	—	—	4	—
Total	375	74	51	19.7	69	13.6	2	39

Of which:
- Netherlands	220	47	40	21.4	85	18.2	(4)	—
- Overseas	155	27	11	17.4	41	7.1	6	39
Total	375	74	51	19.7	69	13.6	2	39

2015
Central and local government	52	—	—	—	—	—	—	—
Financial institutions	1,245	15	5	1.2	33	0.4	(8)	—
Personal	7	—	—	—	—	—	—	—
Corporate	975	118	79	12.1	67	8.1	(12)	19
Latent	—	—	2	—	—	—	(7)	—
Total	2,279	133	86	5.8	65	3.8	(27)	19
Of which:
- Netherlands	723	84	37	11.6	44	5.1	(12)	—
- Overseas	1,556	49	49	3.1	100	3.1	(15)	19
Total	2,279	133	86	5.8	65	3.8	(27)	19

  RBS Holdings N.V.                                                                                                                                  54

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

Sources of risk

Traded market risk

From a market risk perspective, the Group’s trading activities are included within the following markets: currencies; rates; securitised products; and traded credit.

The Group undertakes transactions in financial instruments including debt securities, loans, deposits and equities, as well as securities financing and derivatives. The Group aims to mitigate market risk, to the extent possible, by way of hedging transactions with RBS Group.

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

Non-traded market risk

The majority of non-traded market risk exposure arises from assets and liabilities that are not classified as held for trading.

Non-traded market risk is largely managed in line with the following two key categories: interest rate risk and foreign exchange risk.

Interest rate risk

Non-traded interest rate risk arises from the provision to customers of banking products that have differing interest rate characteristics. When aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches in these characteristics can give rise to volatility in net interest income as interest rates vary.

Foreign exchange risk

Non-traded foreign exchange risk exposures arise from two main sources:

•         Structural foreign exchange risk - arising from the capital deployed in foreign subsidiaries, branches and joint arrangements and related currency funding where it differs from the euro; and

•         Non-trading book foreign exchange risk - arising from customer transactions and profits and losses that are in a currency other than the functional currency of the transacting operation.

Risk governance*

RBS Group manages the key categories of traded and non-traded market risk separately. Each category is discussed in dedicated sections below.

Responsibility for identifying, measuring, monitoring and controlling the market risk arising from trading and non-trading activities lies with the relevant trading or non-trading business, with second-line-of-defence oversight provided by RBS Group’s Market Risk function, headed by the Director of Market Risk.

The Group’s traded market risk positions are reported monthly to the Risk and Control Committee (RCC) and subsequently to the Managing and Supervisory Boards. Non-traded market risk positions are reported monthly to ALCo and subsequently to the Managing and Supervisory Boards.

Market risk frameworks are approved at the RBS Group level.

*unaudited

  RBS Holdings N.V.                                                                                                                                  55

Financial review Capital and risk management

Market risk continued

Risk appetite*

RBS Group’s qualitative market risk appetite is set out in policy statements. Its quantitative market risk appetite is expressed in terms of limits for the trading and non-trading activities that are consistent with business plans.

RBS Group’s Market and Treasury Risk Committee cascades the limits further down the organisation as required. For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions.

The limit framework at RBS Group level comprises value-at-risk (VaR), stressed value-at-risk (SVaR) and sensitivity and stress limits. The limit framework at trading unit level also comprises additional metrics that are specific to the market risk exposures within its scope. These additional metrics aim to control various risk dimensions such as product type, exposure size, aged inventory, currency and tenor.

The Group’s risk appetite is aligned with that of RBS Group. A comprehensive structure and controls is in place aimed at ensuring that this appetite is not exceeded. The Group aims to mitigate market risk, to the extent possible, by way of hedging transactions with RBS Group.

The Group limits are reviewed regularly to reflect changes in risk appetite, portfolio composition and the market and economic environments.

To ensure approved limits are not breached and that the Group remains within its risk appetite, triggers have been set such that if exposures exceed a specified level, action plans are developed by the front office, Market Risk and Finance.

For further information on risk appetite, refer to page 22.

Risk controls and assurance

For information on risk controls and assurance, refer to page 19.

Traded market risk

Risk identification and assessment

Identification and assessment of traded market risk is achieved through gathering, analysing, monitoring and reporting market risk information by business line or at a consolidated level. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks.

Risk monitoring

The Group’s traded market risk exposures are monitored against limits and analysed daily by market risk reporting and control functions. A daily report that summarises the Group’s market risk exposures against the limits is sent to management.

The Market Risk function also prepares daily risk reports that detail exposures against a more granular set of limits and triggers.

Finally, a Market Risk update is included in the monthly risk management report sent to the RCC.

*unaudited

  RBS Holdings N.V.                                                                                                                                  56

Financial review Capital and risk management

Market risk continued

Risk measurement

RBS Group uses a comprehensive set of methodologies and techniques to measure traded market risk.

The main risk measurement methods are VaR, SVaR and the incremental risk charge. In addition, stress testing is used to identify any vulnerabilities and potential losses in excess of VaR and SVaR.

The key inputs into these measurement methods are market data and risk factor sensitivities. Sensitivities refer to the changes in deal or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework. Revaluation ladders are used in place of sensitivities to capture the impact on the income statement of large moves in risk factors or the joint impact of two risk factors.

These methods have been designed to capture correlation effects and allow the Group to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type.

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

The internal traded VaR model captures all trading book positions including those products approved by the regulator. For an explanation of the distinction between internal VaR and regulatory VaR, refer to page 62.

*unaudited

  RBS Holdings N.V.                                                                                                                                  57

Financial review Capital and risk management

Market risk continued

The internal VaR model captures the potential impact on the income statement of the following risk factors:

•         General interest rate risk - which arises from the impact of changes in interest rates and volatilities on cash instruments and derivatives. This includes interest rate tenor basis risk and cross-currency basis risk.

•         Specific interest rate risk - which arises from the impact of changes in the credit spreads of sovereign bonds, corporate bonds, securitised products and credit derivatives.

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

•         Prepayment risk - which is the risk associated with early unscheduled return of principal on a fixed rate security; and

•         Inflation risk - which is the risk of a decrease in the value of instruments as a result of changes in inflation rates and associated volatilities.

1–day 99% traded internal VaR
The table below analyses the internal VaR for the Group’s trading portfolios segregated by type of market risk exposure.

	2016				2015
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	€m	€m	€m	€m	€m	€m	€m	€m
General interest rate	1.6	2.1	3.6	1.1	2.0	1.9	2.7	1.3
Specific interest rate	1.7	1.7	2.6	1.4	1.8	1.5	2.0	1.5
Currency	1.0	0.8	4.2	0.4	1.6	1.4	4.4	1.1
Equity	—	—	0.2	—	—	—	0.2	—
Diversification (1)		(1.9)				(1.9)
Total	2.7	2.7	5.8	2.0	3.3	2.9	4.5	2.5

Note:

(1)       The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key point

•         Average total VaR utilisation remained low and at similar levels to 2015.

*unaudited

  RBS Holdings N.V.                                                                                                                                  58

Financial review Capital and risk management

Market risk continued

VaR limitations*

Historical VaR and the Group’s implementation of this risk measurement methodology have a number of known limitations, as summarised below, and VaR should be interpreted in light of these. The approach taken is to supplement VaR with other risk metrics that address these limitations to ensure appropriate coverage of all material market risks.

Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a forecast of portfolio losses based on events that occurred in the past. The Group model uses the previous 401 days of data; this period represents a balance between model responsiveness to recent shocks and risk factor data coverage.

Market data time series are updated on a daily basis, with a time lag of up to ten working days.

The use of a 99% confidence level VaR statistic does not provide information about losses beyond this level, usually referred to as ‘tail’ risks. These risks are more appropriately assessed using measures such as SVaR and stress testing.

Finally, where market data time series are not appropriate (due to poor quality or a lack of liquidity in the market), the Group uses proxy time series.

VaR validation*

In addition to being a key risk management measure used by Market Risk in its second-line-of-defence oversight of the risk arising from trading activities, VaR is also used as one of the components of regulatory capital requirements for traded market risk.

Therefore, VaR is subject to not only ongoing internal to model management review and validation but also to regulation compliance, which includes (but is not restricted to) regulator-prescribed back-testing.

The performance and adequacy of the VaR model are tested on a regular basis through the following processes:

•         Back-testing - Internal and regulatory back-testing is conducted on a daily basis.

•         Ongoing model validation - VaR model performance is assessed both regularly and on an ad-hoc basis if market conditions or book constitution change significantly.

•         Model Risk Management review - As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure that the model is still fit for purpose given current market conditions and book constitution (refer to page 63).

*unaudited

  RBS Holdings N.V.                                                                                                                                  59

Financial review Capital and risk management

Market risk continued

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

A portfolio is said to produce a back-testing exception when the Actual or Hypo P&L exceeds the VaR level on a given day. Such an event may be caused by a large market movement or may highlight issues such as missing risk factors or inappropriate time series. Any such issues identified are analysed and addressed through taking appropriate remediation or development action. Both Actual and Hypo back-testing exceptions are monitored.

SVaR*

As with VaR, the SVaR technique produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

The risk system simulates 99% VaR on the current portfolio for each 250-day period from 2005 to the current VaR date, moving forward one day at a time.

This is in contrast with VaR, which is based on a rolling 401-day historical data set. For the purposes of both internal risk management and regulatory SVaR calculation, a time horizon of ten trading days is assumed with a confidence level of 99%.

The internal traded SVaR model captures all trading book positions, including not only those products, locations and legal entities approved by the regulator.

*unaudited

  RBS Holdings N.V.                                                                                                                                  60

Financial review Capital and risk management

Market risk continued

Stress testing*

The Group undertakes daily market risk stress testing to identify vulnerabilities and potential losses in excess of or not captured in VaR. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading and available-for-sale portfolios.

The Group conducts historical, macroeconomic and vulnerability-based stress testing.

Historical stress testing is a measure that is used for internal management. Using the historical simulation framework employed for VaR, the current portfolio is stressed using historical data since 1 January 2005. The methodology simulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses.

Historical stress tests form part of the market risk limit framework and stress test exposures are discussed with senior management and relevant information is reported to the RCC, the RBS Group Board and the Group Managing Board. Breaches in the Group’s market risk stress testing limits are monitored and reported.

RBS Group carries out macroeconomic stress tests periodically as part of the firm-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the front office. Market risk stress results are combined with those for other risks into the capital plan that is presented to the RBS Group Board. The cross-risk capital planning process is conducted once a year, in September/October, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by the firm.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses the key vulnerabilities of the portfolio in terms of plausible, so-called vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. However, the results for relevant scenarios are reported to senior management.

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

RBS Group uses two broad methodologies to calculate its market risk capital charge: (i) the standardised or non-modelled approach, whereby regulator-prescribed rules are applied, and (ii) the internal model approach, where, subject to regulatory approval, a model such as VaR is used to calculate the capital charge.

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

VaR and SVaR capture general and specific risks using a single model but not risks arising from the impact of defaults and rating changes associated with traded credit products and their derivatives. For these risks, two product-dependent approaches are used:

•         The incremental risk charge model captures risks arising from rating migration and default events for the more liquid traded credit instruments and their derivatives.

•         Securitisation and re-securitisation risks in the trading book are treated with the non-trading book non-modelled capitalisation approach.

Model validation*

RBS Group uses a variety of models to manage and measure market risk. These include pricing models (used for valuation of positions) and risk models (for risk measurement and capital calculation purposes). They are developed in both RBS Group-level and lower-level functions and are subject to independent review and sign-off.

*unaudited

  RBS Holdings N.V.                                                                                                                                  62

Financial review Capital and risk management

Market risk continued

For general information on the independent model validation carried out by Model Risk Management (MRM), which applies also to market risk models (including VaR models), refer to page 59. Additional details relating to pricing and market risk models are presented below.

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

Risk models

All model changes are approved through model governance committees at franchise level. Changes to existing models are subject to MRM review and RBS Group follows regulatory guidance for assessing the materiality of extensions and changes for the internal model approach for market risk.

MRM’s independent oversight provides additional assurance that RBS Group holds appropriate capital for the market risk to which it is exposed.

In addition to MRM’s independent oversight, the model testing team monitors the model performance for market risk through back-testing, which is discussed in more detail on page 60, and other processes.

Non-traded market risk

Risk governance

The Group manages for non-traded interest rate risk and non-traded foreign exchange risk separately.

Interest rate risk

The Group policy is to manage interest rate sensitivity in banking book portfolios within defined risk limits which are monitored and approved by the Group Asset and Liability Management Committee approved limits. Interest rate swaps are used to hedge some exposures externally.

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

NTIRR one-day VaR at a 99% confidence level for the Group's retail and commercial banking activities was as follows.

	Average	Period end	Maximum	Minimum
	€m	€m	€m	€m
2016	1.6	1.7	1.9	1.3
2015	3.1	1.7	6.0	1.7

Key point

•         Average VaR declined year on year reflecting the reduction in the balance sheet.

Structural foreign currency exposures

The only material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries, branches and associates and their related currency funding. These exposures are assessed and managed by RBS Group Treasury to predefined risk appetite levels under delegated authority from the Group’s ALCo. Treasury seeks to limit the potential volatility impact on the Group’s CET1 ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity reserves and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-euro-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the Group’s CET1 ratio. The sensitivity of the CET1 capital ratio to exchange rates is monitored and reported to the Group’s ALCo monthly.

The table below sets out the Group’s structural foreign currency exposures.

	Net		Structural
	investments	Net	foreign
	in foreign	investment	currency
	operations (1)	hedges	exposures
2016	€m	€m	€m
US dollar	773	(30)	743
Pound sterling	111	—	111
Saudi Arabian riyal	1,257	(1,289)	(32)
Other non-euro	556	(457)	99
	2,697	(1,776)	921

2015
US dollar	1,040	(165)	875
Pound sterling	392	(228)	164
Saudi Arabian riyal	1,154	(1,154)	—
Other non-euro	935	(789)	146
	3,521	(2,336)	1,185

Note:

(1)    Includes non-controlling interests.

Key points

•         The Group's structural foreign currency exposure at 31 December 2016 was €0.9 billion, a decrease of €0.3 billion from 31 December 2015 driven by the strategy to wind down the Group.

•         Net investments in foreign operations decreased by €0.8 billion, while hedging decreased by €0.6 billion.

•         Changes in foreign currency exchange rates will affect equity in proportion to structural foreign currency exposure. A 10% movement in foreign currencies against the euro would result in a gain of €48 million (2015 - €62 million), while a 5% weakening would result in a loss of €44 million (2015 - €56 million) in equity.

  RBS Holdings N.V.                                                                                                                                  64

Corporate governance

  RBS Holdings N.V.                                                                                                                                  65

Corporate governance

Introduction

The Group adheres to high standards of corporate governance and its operations are guided by its code of conduct.

In order to achieve good corporate governance, the Group organises the business in a way that promotes first-class stewardship by the Managing Board and effective supervision by the Supervisory Board. Integrity, transparency and accountability are key elements of the Group’s corporate governance and they are embedded in the Group’s business as a whole. These key elements ensure that the controls and oversight necessary for effective risk management, compliance with regulations, and accurate and complete disclosure of information to the market are effective.

The Supervisory Board of the Group has prepared its annual report which is included on pages 67 and 68 of this report. The report provides an overview of its activities during 2016.

Corporate governance in the Netherlands

Dutch Corporate Governance Code

As a result of its delisting in 2008, RBS Holdings is no longer required to adhere to the Dutch Corporate Governance Code of which an updated version came into force on 1 January 2017. The Group ensures proper corporate governance by focusing on the Dutch Banking Code (Code Banken) which contains specific corporate governance rules for banks. However the Group adheres where possible with the Dutch Corporate Governance Code, including the updated version that came into force on 1 January 2017.

The Dutch Banking Code (Code Banken)

The Code Banken came into force on 1 January 2010 and was updated on 1 January 2015. It requires banks to either comply with the Code Banken or explain any deviation from it. The Code Banken is applicable to RBS N.V. as it has a banking licence issued under the Dutch Financial Supervision Act. A further explanation on compliance with the updated Code Banken is provided on page 76 of this report.

Capital Requirements Directive IV (CRD IV)

On 1 January 2014, CRD IV came into force in the European Union. The Directive contains several Corporate Governance related requirements, which were implemented in Dutch law on 1 August 2014. It forces banks to set up separate Audit, Nomination and Remuneration Committees, for its Supervisory Board. The Group has implemented this requirement by allocating specific responsibilities on the three mentioned areas to the full Supervisory Board.

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

On 7 February 2015, the Wet beloningsbeleid financiële ondernemingen (‘Wbfo’) entered into force. With this new legislation, the Dutch government has introduced a broad set of rules to ensure that financial services companies carry out a sound remuneration policy and avoid payment of excessive variable remuneration. Headline measure is the 20% bonus cap. The Group fully adheres to these principles.

Further details of the remuneration policy can be found in the RBS Group’s 2016 Annual Report on Form 20-F.

Corporate governance in the United States

As an SEC registered company during 2016, the Group was subject to US securities laws, including the Sarbanes-Oxley Act, as well as certain corporate governance rules in connection with the Group’s listing of NYSE Alternext debt.

To meet the requirements of the Sarbanes-Oxley Act, the Group established a Disclosure Committee that formalised the roles, tasks and disciplines that were already in place for ensuring the accuracy and completeness of information disclosed to the market.

The Group’s report on internal control over financial reporting under Section 404 of the US Sarbanes-Oxley Act is included in this report.

  RBS Holdings N.V.                                                                                                                                  66

Corporate governance

In Q1 2017, RBS Holdings N.V. terminated the registration of its 4.65% Subordinated Notes due 2018 under Section 12(g) of the Securities Exchange Act of 1934 and notified the Securities Exchange Commission (“SEC”) that it met the conditions of Rule 15d(6) of the Securities Exchange Act of 1934, pursuant to which its obligations to file reports with the SEC have been suspended.

Approval of Annual Report

The Managing Board approved the Annual Report at its meeting on 26 April 2017. The Supervisory Board approved the Annual Report at its meeting on 26 April 2017. The Group has proposed to its Shareholders that it adopts the 2016 financial statements, as included in this Annual Report, and discharge the Managing Board and Supervisory Board in respect of their management and supervision respectively.

Boards and Committees

RBS Holdings N.V. and RBS N.V. are public limited liability companies incorporated under the laws of the Netherlands. Both companies have a two-tier system of corporate governance; consisting of a Supervisory Board and a Managing Board. The day to day management of the companies is vested with the Managing Board supervised by the Supervisory Board. The members of the Managing Board and Supervisory Board of RBS Holdings and RBS N.V. are the same.

From October 2015, business ownership has been allocated to Capital Resolution. As a result, the activities of the Group are reported under Capital Resolution segment from a RBS Group perspective.

The report of the Supervisory Board

Dear Reader,

It is with great pleasure that I present the 2016 report of the Supervisory Board. This report provides an overview of the tasks and the activities of the Board during 2016.

Work continues to further de-risk the Group.

The Supervisory Board had oversight of the execution of this strategy, working together with the Managing Board through meetings and conference calls. The Supervisory Board challenged the Managing Board on client focus, the timing and speed at which the further derisking is taking place and the potential impact on the bank’s international network. The corporate strategy of the Group has been discussed during all the Supervisory Board meetings in 2016.

On the 24 June 2016 Mr Ewen Stevenson stepped down from the Supervisory Board. He was replaced by Mr Mark Bailie as chairman of the Supervisory Board on the same date.

On the 1 January 2017, Mr John Cummins stepped down as member of the Supervisory Board. He has been replaced by Mr Robert Begbie as per the 19 April 2017.

Succession planning for the Managing Board and senior management was another important subject addressed by the Supervisory Board through the execution of the integration activities. On the 30 September 2016, Mr Michael Geslak stepped down from the Managing Board. As the entity is in wind down, no replacement has been appointed.

The tasks of the Supervisory Board

The main task of the Supervisory Board is to supervise the Managing Board, as well as the general affairs of RBS Holdings and the entities connected to it. Furthermore, it assists and advises management and supervises the corporate governance structure of RBS Holdings.

In performing their duties, the members of the Supervisory Board are guided by the interests of RBSH Group and the businesses connected to it and shall take into account the relevant interests of RBSH Group's stakeholders. Certain powers are vested in the Supervisory Board, including the approval of certain resolutions by the Managing Board. A complete overview of the powers vested with the Supervisory Board can be found in the Rules governing the Supervisory Board’s Principles and best Practices, which are published on the RBSH Group’s website at www.rbs.nl. These rules are also applicable to the Supervisory Board of RBS N.V. and include provisions on risk and audit items. They now also include rules in relation to specific remuneration and nomination topics as prescribed by the implementation of CRD IV in the Netherlands.

Members of the Supervisory Board

The Supervisory Board is an independent corporate body. Members of the Supervisory Board are appointed at the General Meeting of Shareholders. For each vacant seat the Supervisory Board nominates one or more candidates. Under the Dutch Corporate Governance Code, which is mandatory for listed companies and which the RBSH Group adheres to where possible, all members of the Supervisory Board must be independent with the exception of not more than one person. RBSH Group is not compliant with that standard. RBSH Group has three Supervisory Board members who cannot be considered as independent within the scope of the Dutch Corporate Governance Code and one independent member.

  RBS Holdings N.V.                                                                                                                                  67

Corporate governance

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

In case of a (potential) conflict of interest of material significance between a member of the Supervisory Board and RBS Holdings, the Chairman of the Supervisory Board shall be notified. If the Chairman of the Supervisory Board has a (potential) conflict of interest of material significance, the Vice-Chairman is notified. The Supervisory Board member concerned will not take part in the assessment by the Supervisory Board where a conflict of interest exists. During 2016, no conflicts of interest have arisen.

Details of the remuneration of the Supervisory Board can be found on page 137.

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

The Supervisory Board works alongside RBS Group Remuneration Committee to ensure the implementation of a restrained and long-term remuneration policy, which is aligned with the organisation's strategy and risk appetite, whilst also catering for an evermore globalising industry. The Supervisory Board extensively discussed remuneration at one of its meetings, highlighting the focus that this topic continues to receive in the organisation. In addition, specific Remuneration provisions have been included into the Rules of the Supervisory Board.

The Supervisory Board met on six occasions during 2016, either in person or by telephone conference. On a few occasions, the members were asked to give their approval on matters via email.

The assessment of the functioning of the Managing Board members and Supervisory Board members took place in the beginning of 2017.

The Chairman of the Supervisory Board and the Company Secretary prepared the agenda for the meetings of the Supervisory Board in close co-operation with the Chairman of the Managing Board.

Throughout 2016, the Supervisory Board received regular updates on the further de-risking of the RBSH Group. The financial performance of the Group was extensively discussed during a number of Supervisory Board meetings, which were attended by members of the Managing Board who presented the results. Also, relevant members discussed the findings of the internal and external auditors.

Comprehensive information provided by the Managing Board and reviewed by the Supervisory Board gave a clear picture of the Group’s risks, results, capital and liquidity position.

  RBS Holdings N.V.                                                                                                                                  68

Corporate governance

The strategy of the Group was determined in conjunction with the strategy of RBS Group and was adopted by the Supervisory Board during its meeting on 9 April 2010 and further updated in their meeting of 8 April 2011. Regular updates were provided during the course of 2016. Furthermore, updates on the progress of the target end-state plan have been provided.

On 22 April 2016, the Supervisory Board of the Group approved the nomination of Ernst & Young Accountants LLP, the Netherlands as the external auditors of RBS Holdings for the year ended 31 December 2016 and Ernst & Young Accountants LLP, United Kingdom as the independent registered public accounting firm (“external auditor”) for the Company and its subsidiaries for the year ended 31 December 2016 and in connection with the Company’s annual report on Form 20-F for the year ended 31 December 2016. Subsequently, the shareholders approved the appointment on the same date.

All members of the Supervisory Board have complied with the requirement to attend meetings on a frequent basis.

Composition of the Supervisory Board

The members of the Supervisory Board as at 28 April 2017 are as follows:

		Date of first appointment	Date for re-election
Mark Bailie (Chairman)	(44, British, male)	24 June 2016	24 June 2020
Christopher Campbell (Vice-Chairman)	(58, British, male)	23 June 2011	23 June 2019
Maarten Klessens	(58 Dutch, male)	2 September 2015	2 September 2019
Robert Begbie	(55, British, male)	19 April 2017	19 April 2021

Furthermore, the Supervisory Board has determined that Mr Mark Bailie possesses the necessary relevant expertise in financial administration and accounting for listed companies and other large companies and therefore qualifies as a financial expert within the meaning of the Dutch Corporate Governance Code. It has also been determined that Mr Mark Bailie qualifies as an audit committee financial expert in accordance with Section 407 of the Sarbanes-Oxley Act.

  RBS Holdings N.V.                                                                                                                                  69

Corporate governance

Mark Bailie - Chairman of the Supervisory Board

In 2010 Mr Bailie returned to the RBS Group as Head of Non-Core Solutions. He also worked with HMT on the bad bank review which led to the creation of RBS Capital Resolution (RCR) and his subsequent appointment as Co-CEO RCR.

In February 2015 Mr Bailie was appointed CEO of Capital Resolution, taking on the leadership for the sale and run down portions of Corporate & Institutional Banking, while continuing as CEO of RCR. In April 2015 he joined the Executive Committee of the RBS Group.

Before re-joining the RBS Group, Mr Bailie was Head of Barclays Capital's Principal Investments unit, leading transactions in the UK, US and South Africa. Mr Bailie joined BarCap from RBS Equity Finance where he led investments such as Canary Wharf and Towergate.

Mr Bailie became a member of the Supervisory Board of RBS Holdings and RBS N.V. on 24 June 2016.

He is a qualified chartered accountant and worked in PwC Corporate Finance and Cooper & Lybrand audit before RBS Equity Finance.

Christopher Campbell - Vice-Chairman of the Supervisory Board

Mr Campbell joined the RBS Group in August 2005 as Deputy General Counsel and Director, Group Legal and became Group General Counsel in May 2010, in which role Mr Campbell had overall responsibility for advising the RBS Group Board and Executive Committee and for the provision of legal support to all of RBS Group’s business globally. Mr Campbell retired from his executive role with RBS Group with effect from 31 March 2015 but continues to be associated with the bank as a non-executive director of Ulster Bank Limited and as a member of the Supervisory Board of RBS Holdings and RBS N.V..

Prior to joining the RBS Group, Mr Campbell was a partner for 18 years in Scotland’s largest law firm, Dundas & Wilson, and was Managing Partner from 1996 until he joined RBS Group.

Robert Begbie

Mr Begbie is the RBS Treasurer and first joined our Treasury function in 2009 after spending 20 years in our Markets business. He has been a key member of the team that has transformed the RBS Group balance sheet since the financial crises.

Mr Begbie has been with the RBS Group for 38 years, having progressed from his first job in his local branch in Musselburgh, Scotland to a career in Financial Markets and Treasury. He became a member of the Supervisory Board of RBS Holdings and RBS N.V. on 19 April 2017. He holds an MBA from CASS Business School and is a former president of the Chartered Institute of Bankers Scotland (London Branch).

Maarten Klessens
Mr Klessens was appointed as a member of the Supervisory Board on 2 September 2015. Mr. Klessens started his career in finance with ABN in 1986, in structured aircraft finance. In 1997 he was appointed corporate Executive Vice President for ABN AMRO and had subsequent responsibilities in wholesale product teams, client management and Group Risk. For 12 years he was a voting member of ABN AMRO's Group Risk Committee. From 2011 he was acting head of Global Country Risk for RBS Group and was responsible for country appetite setting and exposure management with special attention for the financial stress in the Eurozone periphery. He was senior advisor Benelux for StormHarbour Securities LLP, London in 2014- 2015. In 2016 he joined the Supervisory Board of Bank of Africa Holding S.A.

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

  RBS Holdings N.V.                                                                                                                                  70

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

The Chairman of the Managing Board leads the Managing Board in its overall management of RBSH Group to achieve its performance goals and ambitions. The Chairman of the Managing Board is the main point of liaison with the Supervisory Board. The Chief Financial Officer is responsible for the financial affairs of RBSH Group, and the Chief Risk Officer is responsible for RBSH Group’s risk management and operational risk control. Alongside their overall corporate responsibilities, the members of the Managing Board are responsible for the management of the control and support functions. The Managing Board has delegated certain tasks to a number of Managing Board committees which are described on page 73 of this report.

  RBS Holdings N.V.                                                                                                                                  71

Corporate governance

Composition of the Managing Board

The members of the Managing Board as at 28 April 2017 are as follows:

		Date of first appointment	Date for re-election
Idzard van Eeghen (Chairman)	(56, Dutch, male)	18 June 2014	18 June 2018
Cornelis Visscher	(51, Dutch, male)	18 July 2013	18 July 2017

Mr Geslak stepped down from the Managing Board on 30 September 2016.

Idzard van Eeghen

Chairman and Chief Risk Officer

Mr van Eeghen started his career at AMRO Bank in 1984, which later merged into ABN AMRO Bank. From 1988 until 1996 he was corporate relationship manager and senior relationship manager after which he became senior advisor structured finance in the Wholesale/Investment Bank division. In 1999 he joined the risk management division in Amsterdam where he held various senior positions including Head of Credit Ratings & Portfolio Management, and Head of Integrated Risk & Country Risk. After the acquisition of ABN AMRO Bank in 2007, he was a member of the Risk Management Team overseeing the transition of the bank. In this period, he was also seconded to Fortis Central Risk Management as Director Risk Performance in Brussels. In 2010, Mr van Eeghen joined RBS Holdings to establish the risk office function of RBS Holdings, which he subsequently headed. In this period he also led a number of other projects in RBS Group Risk Management. In 2014, Mr. van Eeghen became Chief Risk Officer and member of the Managing Board of RBS Holdings. In addition, in 2015 Mr Van Eeghen became Chairman of the Managing Board of RBS Holdings and also Country Executive of RBS Netherlands.

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

  RBS Holdings N.V.                                                                                                                                  72

Corporate governance

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

Target End State Plan Executive Steering Group (TESP ESG)

The TESP ESG is responsible for overseeing the execution of the TESP and reports on progress to the Managing and Supervisory Boards.

  RBS Holdings N.V.                                                                                                                                  73

Corporate governance

Group structure

RBS Holdings submits the overview of its subsidiary structure with the Dutch Chamber of Commerce, which is publically accessible.

Code of conduct

The RBS Group’s Code of Conduct (Our Code) lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed. It is available at rbs.com>about us>our values, or without charge, and upon request, by contacting Company Secretariat at the telephone number listed on page 193. In 2016 we incorporated five new standards of behaviour into Our Code: (1) You must act with integrity; (2) You must act with due skill, care and diligence; (3) You must be open and cooperative with the Financial Conduct Authority (FCA), the Prudential Regulatory Authority (PRA) and other regulators; (4) You must pay due regard to the interests of customers and treat them fairly; and (5) You must observe proper standards of market conduct. These new conduct rules are part of the changes our UK banking regulators, the PRA and FCA, are making to improve accountability across the financial sector as part of the Individual Accountability Regime. The rules themselves are new, but very much in keeping with the values and behaviours that we are already following across RBS Group and the Group.

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

  RBS Holdings N.V.                                                                                                                                  74

Corporate governance

Employees

Our colleagues

As at 31 December 2016, the Group employed approximately 200 people (full-time equivalent basis, including temporary workers), the majority of which were employed within discontinued operations. Details of related costs are included in Note 3 on the consolidated accounts.

Rewarding our colleagues

Our approach to performance management provides clarity for our colleagues about how their contribution links to our ambition. It recognises behaviour that supports our values and holds individuals to account for behaviour and performance that does not. In 2016 we refreshed our behavioural framework to create one framework for all our colleagues.

Employee consultation

RBS Group recognises employee representatives such as trade unions and work councils in a number of businesses and countries. There has been ongoing engagement and discussion with those bodies given the scale of change taking place across RBS Group. Management have continued to meet regularly with our European Employee Council to discuss developments and update on the progress of our strategic plans.

Inclusion

Building a more inclusive RBS Group is essential for our customers and colleagues. Our inclusion policy standard applies to all our colleagues globally and includes: t he roll out of unconscious bias learning to create a solid platform for the wider inclusion agenda; working towards our goal of having at least 30% senior women in our top three leadership layers across each Franchise and Function by 2020 and to be fully gender balanced (50/50) by 2030; becoming a disability smart organisation by 2018; building an ethnically diverse RBS Group; an LGBT agenda which continues to deliver a better experience for our LGBT colleagues and customers.

RBS Group has been recognised for our work on Equality, Diversity and Inclusion by our Platinum ranking from Opportunity Now (gender); our Gold ranking for Race for Opportunity (race); retaining a position in the Times Top 50 Employers for Women; becoming a Top Ten Global Employer in Stonewall’s Global Equality Index (LGBT);, Silver Status from The Business Disability Forum; and being rated a Top 10 Employer by Working Families.

  RBS Holdings N.V.                                                                                                                                  75

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

The Code Banken offers specific provisions, but underlying these provisions, its aim is to instil learning in the banking sector following the financial crisis. Drawing lessons and implementing change with the aim to restore trust among all our stakeholders, clients, staff, investors and society at large. RBS Group, including the Group, has undergone, and continues to undergo, profound change following the crisis and is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Corporate Governance codes and the global footprint of RBS Group

The Group’s ultimate parent company is the Royal Bank of Scotland Group plc. When implementing the Code Banken, the Managing Board and Supervisory Board of the Group will take into account the effects of similar codes of conduct implemented in the RBS Group with the aim to align all businesses with RBS Group.

Compliance with the Code Banken

RBSH Group considers the Code Banken as an important yardstick for the way banks draw lessons from the crisis. The Group takes account of all relevant remuneration regulatory regimes, including the Code Banken, in designing and implementing its remuneration policy as well as the Group’s corporate governance structure.

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

  RBS Holdings N.V.                                                                                                                                  76

Corporate governance

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

Furthermore the functioning of the Supervisory Board, including its life long learning programme, was assessed in 2016 by an independent party. Their conclusion was that the Supervisory Board members discharge their roles and responsibilities in a satisfying way. The independent assessment is in accordance with the Code Banken which requires such independent assessment at least once every three years. As a result, the next assessment will take place over 2019.

In line with the requirement of the Code Banken, Supervisory Board members have each signed a moral and ethical declaration.

Managing Board

The composition of the Managing Board of RBSH Group ensures that all business areas and all control and support functions are well represented in the board. The board comprises a Chairman, (who in addition performs the role of Chief Risk Officer) and a Chief Financial Officer (CFO). To further clarify the specifics of each role on the board and to ensure adherence to agreements made on procedure and governance, a set of rules governing the Managing Board’s principles and best practices has been agreed.

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

  RBS Holdings N.V.                                                                                                                                  77

Corporate governance

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

Remuneration Policy

The remuneration policy for RBS Group, which is also applicable to the Group, supports the RBS Group's business strategy and is designed to:

•         attract, retain, motivate and reward high calibre employees to deliver superior long-term business performance; and

•         ensure that the Group's metrics, reward structures and governance processes as a whole provide coverage of the key risks in an appropriate way.

The Supervisory Board is responsible for the implementation and evaluation of the remuneration policy adopted.

All members of the Managing Board are remunerated through RBS plc. The full year remuneration of the Managing Board members in office as at 31 December 2016 continues to comply with the Code Banken.

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

  RBS Holdings N.V.                                                                                                                                  78

Corporate governance

Management’s report on internal control over financial reporting

Internal Control

Management of The Royal Bank of Scotland Holdings N.V. (“RBS NV”) is responsible for the system of internal controls that is designed to maintain effective and efficient operations, compliant with applicable laws and regulations. The system of internal controls is designed to manage, or mitigate, risk to an acceptable residual level rather than eliminate it entirely. Systems of internal control can only provide reasonable and not absolute assurance against material misstatement, fraud or loss.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for RBS Group.

RBS Group’s internal control over financial reporting is a component of an overall system of internal control and is designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes:

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

Management assessed the effectiveness of RBS NV’s internal control over financial reporting as of 31 December 2016.

The Group assessed the effectiveness of its internal control over financial reporting as of 31 December 2016 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of “Internal Control – Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2016, the 2016, RBSH Group’s internal control over financial reporting is effective.

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

Managing Board

Cornelis Visscher

Chief Financial Officer

Amsterdam, 28 April 2017

  RBS Holdings N.V.                                                                                                                                  79

Financial statements

		Page
Consolidated income statement		81
Consolidated statement of comprehensive income		82
Consolidated balance sheet		83
Consolidated statement of changes in equity		84
Consolidated cash flow statement		85
Accounting policies		86
Notes on the consolidated accounts
1	Net interest income	97
2	Non-interest income	97
3	Operating expenses	98
4	Pensions	99
5	Auditor’s remuneration	101
6	Tax	102
7	Dividends	102
8	Financial instruments - classification	103
9	Financial instruments - valuation	106
10	Financial instruments - maturity analysis	114
11	Financial assets - impairments	117
12	Derivatives	118
13	Debt securities	120
14	Equity shares	121
15	Interest in associated undertakings	121
16	Prepayments, accrued income and other assets	122
17	Discontinued operations and assets and liabilities of disposal groups	122
18	Settlement balances and short positions	123
19	Provisions, accruals and other liabilities	123
20	Deferred tax	124
21	Subordinated liabilities	125
22	Share capital	127
23	Reserves	127
24	Structured entities and asset transfers	127
25	Capital resources	129
26	Memorandum items	130
27	Changes in operating assets and liabilities	135
28	Interest received and paid	135
29	Analysis of cash and cash equivalents	135
30	Segmental analysis	136
31	Remuneration of the Managing Board and Supervisory Board	137
32	Related parties	138
33	Post balance sheet events	139
34	Condensed consolidating financial information	139
Other information
	Report of Independent Registered Public Accounting Firm	146
	Articles of association	148
	Relations with shareholders	149
	Incorporation and registration	149
	Code of conduct	149

  RBS Holdings N.V.                                                                                                                                  80

Consolidated income statement for the year ended 31 December 2016

	Note	2016	2015	2014
		€m	€m	€m
Interest receivable		51	130	410
Interest payable		(121)	(236)	(281)
Net interest income	1	(70)	(106)	129
Fees and commissions receivable		7	6	140
Fees and commissions payable		(2)	(9)	(16)
Income from trading activities		92	8	(18)
Other operating income		23	262	(67)
Non-interest income	2	120	267	39
Total income		50	161	168
Staff costs		(13)	(42)	(51)
Premises and equipment		5	(4)	(9)
Other administrative expenses		41	(87)	(160)
Depreciation and amortisation		—	(3)	(10)
Write down of goodwill and other intangible assets		—	(2)	—
Operating expenses	3	33	(138)	(230)
Profit/(loss) before impairment losses		83	23	(62)
Impairment releases/(losses)	11	9	(105)	(11)
Operating profit/(loss) before tax		92	(82)	(73)
Tax (charge)/credit	6	(36)	30	(45)
Profit/(loss) from continuing operations		56	(52)	(118)
(Loss)/profit from discontinued operations, net of tax	17	(33)	46	18
Profit/(loss) for the year		23	(6)	(100)

Attributable to:
Controlling interests		23	(6)	(100)

The accompanying notes on pages 97 to 145, the accounting policies on pages 86 to 96 and the audited sections of the Financial review: Capital and risk management on pages 13 to 64 form an integral part of these financial statements.

  RBS Holdings N.V.                                                                                                                                  81

Consolidated statement of comprehensive income for the year ended 31 December 2016

	2016	2015	2014
	€m	€m	€m
Profit/(loss) for the year	23	(6)	(100)
Items that do not qualify for reclassification
Actuarial (losses)/gains on defined benefit plans	(9)	2	(8)

Items that do qualify for reclassification
Available-for-sale financial assets	2	54	825
Cash flow hedges	—	2	(3)
Currency translation	20	80	82
Tax	1	—	(1)
	23	136	903
Other comprehensive income after tax	14	138	895
Total comprehensive income for the year	37	132	795

Attributable to:
Controlling interests	37	132	795

The accompanying notes on pages 97 to 145, the accounting policies on pages 86 to 96 and the audited sections of the Financial review: Capital and risk management on pages 13 to 64 form an integral part of these financial statements.

  RBS Holdings N.V.                                                                                                                                  82

Consolidated balance sheet as at 31 December 2016

		2016	2015
	Note	€m	€m
Assets
Cash and balances at central banks	8	368	543
Loans and advances to banks	8	3,195	6,931
Loans and advances to customers	8	188	2,193
Amounts due from the ultimate holding company	8	142	138
Debt securities and equity shares	13,14	517	2,139
Settlement balances		10	71
Derivatives	12	1,581	2,221
Deferred tax	20	1	10
Interests in associates	15	1,266	1,201
Prepayments, accrued income and other assets	16	252	534
Assets of disposal groups	17	810	—
Total assets		8,330	15,981

Liabilities
Deposits by banks	8	1,400	2,976
Customer accounts	8	230	1,481
Debt securities in issue	8	55	403
Settlement balances and short positions	18	48	36
Derivatives	12	1,244	1,861
Provisions, accruals and other liabilities	19	629	1,048
Deferred tax	20	22	58
Subordinated liabilities	21	1,438	4,456
Liabilities of disposal groups	17	219	—
Total liabilities		5,285	12,319

Total equity		3,045	3,662
Total liabilities and equity		8,330	15,981

The accompanying notes on pages 97 to 145, the accounting policies on pages 86 to 96 and the audited sections of the Financial review: Capital and risk management on pages 13 to 64 form an integral part of these financial statements.

  RBS Holdings N.V.                                                                                                                                  83

Consolidated statement of changes in equity for the year ended 31 December 2016

	2016	2015	2014
	€m	€m	€m
Share capital and share premium account (1)
At 1 January	2,717	2,660	2,924
Capital injection (2)	—	57	139
Distribution (3)	(654)	—	(403)
At 31 December	2,063	2,717	2,660

Available-for-sale reserve
At 1 January	(3)	(58)	(881)
Unrealised (losses)/gains	(2)	(10)	486
Realised losses	4	64	339
Tax	1	1	(2)
At 31 December	—	(3)	(58)

Cash flow hedging reserve
At 1 January	(1)	(2)	—
Amount recognised in equity	—	2	(3)
Tax	—	(1)	1
At 31 December	(1)	(1)	(2)

Foreign exchange reserve
At 1 January	(140)	(220)	(302)
Gains/(losses) arising during the year	13	78	(7)
Reclassification of foreign currency gains included in the income statement (4)	7	2	89
At 31 December	(120)	(140)	(220)

Retained earnings
At 1 January	1,089	1,093	1,201
Profit/(loss)attributable to controlling interests
- continuing operations	56	(52)	(118)
- discontinued operations	(33)	46	18
Actuarial (losses)/gains	(9)	2	(8)
At 31 December	1,103	1,089	1,093

Equity attributable to controlling interests	3,045	3,662	3,473

Notes:

(1)       Includes Ordinary share capital of €50,000 (2015: €50,000) – see Note 22 of the Notes on the consolidated accounts for further details

(2)       Capital injection from RFS Holdings BV reflecting amounts received by RFS Holdings BV from Santander (2015 - €57 million; 2014 - €72 million) and NL Financial Investments (2014 - €67 million).

(3)       2016 includes distribution of €600 million to RBSG plc and €54 million to Santander. 2014 includes distribution of €103 million to RFS Holdings BV to fund the repayment of its loan from ABN AMRO Bank and a dividend of €300 million.

(4)       Includes nil relating to gains recycled to profit and loss due to transfers to RBS plc during 2016 (2015 - nil; 2014 - €13 million).

The accompanying notes on pages 97 to 145, the accounting policies on pages 86 to 96 and the audited sections of the Financial review: Capital and risk management on pages 13 to 64 form an integral part of these financial statements.

  RBS Holdings N.V.                                                                                                                                  84

Consolidated cash flow statement for the year ended 31 December 2016

	Note	2016	2015	2014
		€m	€m	€m
Operating activities
Operating profit/(loss) before tax from continuing operations		92	(82)	(73)
Profit before tax from discontinued operations		(29)	73	43
Adjustments for:
Interest on subordinated liabilities		106	204	182
Elimination of foreign exchange differences		(48)	302	242
Impairment losses on debt securities		2	126	58
Other non-cash items		(194)	(217)	611
Changes in operating assets and liabilities	27	2,823	(2,199)	(15,467)
Net cash flows from operating activities before tax		2,752	(1,793)	(14,404)
Income taxes (paid)/received		(56)	(16)	42
Net cash flows from operating activities		2,696	(1,809)	(14,362)

Investing activities
Sale and maturity of securities		345	1,819	12,583
Purchase of securities		(70)	(232)	(410)
Disposal of subsidiaries/businesses		38	484	255
Other divestment/(investment)		5	(26)	54
Net cash flows from investing activities		318	2,045	12,482

Financing activities
Capital injection		—	57	139
Redemption of subordinated liabilities		(2,988)	(1,069)	(445)
Distribution		(654)	—	(403)
Interest on subordinated liabilities		(108)	(235)	(184)
Net cash flows from financing activities		(3,750)	(1,247)	(893)
Effects of exchange rate changes on cash and cash equivalents		(9)	60	127

Net decrease in cash and cash equivalents		(745)	(951)	(2,646)
Cash and cash equivalents at 1 January		1,761	2,712	5,358
Cash and cash equivalents at 31 December	29	1,016	1,761	2,712

The accompanying notes on pages 97 to 145, the accounting policies on pages 86 to 96 and the audited sections of the Financial review: Capital and risk management on pages 13 to 64 form an integral part of these financial statements.

  RBS Holdings N.V.                                                                                                                                  85

Accounting policies

1. Corporate information

RBS Holdings N.V. (the company) is a public limited liability company, incorporated under Dutch law on 30 May 1990 and registered at Gustav Mahlerlaan 350, 1082 ME Amsterdam, the Netherlands. RBSH Group provides financial services principally in Europe and Asia.

The company is wholly owned by RFS Holdings B.V., itself 97.7% owned by The Royal Bank of Scotland Group plc (RBSG). RBSG is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBS Group is the ultimate parent company of RBS Holdings N.V. The consolidated financial statements of RBS Holdings N.V. are included in the consolidated financial statements of RBS Group.

The consolidated financial statements of the Group for the year ended 31 December 2016 incorporate financial information of the company, its controlled entities and interests in associates and joint ventures. The consolidated financial statements were signed and authorised for issue by the Managing Board on 28 April 2017 and by the Supervisory Board on 28 April 2017. The right to request an amendment of the financial statements is embedded in the Netherlands Civil Code. Interested parties have the right to ask the Enterprise Chamber of the Amsterdam Court of Appeal for an amendment of the financial statements.

2. Presentation of accounts

As announced on 19 April 2011, RBS Group is committed to providing the necessary support to ensure that the Group continues to meet its commitments.

The Managing Board, having made such enquiries as they considered appropriate, including a review of the Group’s activity, once it has relinquished its remaining banking licences; and forecasts, projections and other relevant evidence regarding the continuing availability of sufficient resources from the RBS Group, have prepared the financial statements on a going concern basis.

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

The Group adopted a number of revisions to IFRSs effective 1 January 2016:

‘Accounting for Acquisitions of Interests in Joint Operations’ issued in May 2014 amends IFRS 11 ‘Joint Arrangements’. An acquirer of an interest in a joint operation that is a business applies the relevant principles for business combinations in IFRS 3 and other standards and makes the relevant disclosures accordingly.

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

Amendments to IFRS 10 ‘Consolidated Financial Statements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IAS 28 ‘Investments in Associates and Joint Ventures’ were issued in December 2014 to clarify the application of the investment entity consolidation exception.

An amendment to IAS 1, ‘Presentation of Financial Statements’ was issued in December 2014 to clarify the application of materiality to financial statements.

The implementation of these requirements has not had a material effect on the Group’s accounts

The accounts are prepared on a historical cost basis of measurement except for certain financial instruments that are measured at fair value as described in Accounting Policies 11, 13 and 20.

  RBS Holdings N.V.                                                                                                                                  86

Accounting policies

3. Basis of consolidation

The consolidated accounts incorporate the financial statements of the company and entities (including certain structured entities) that are controlled by the Group. The Group controls another entity (a subsidiary) when it is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over the other entity; power generally arises from holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. A subsidiary is included in the consolidated financial statements from the date it is controlled by the Group until the date the Group ceases to control it through a sale or a significant change in circumstances. Changes in the Group’s interest in a subsidiary that do not result in the Group ceasing to control that subsidiary are accounted for as equity transactions.

All intergroup balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared under uniform accounting policies.

4. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those measured at fair value are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Negative effective interest accruing to financial assets is presented in interest payable.

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

The results of discontinued operations comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation are shown as a single amount on the face of the income statement.

A discontinued operation is a cash generating unit or group of cash generating units that has either been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical assets of operation or (c) is a subsidiary acquired exclusively with a view to resale.

  RBS Holdings N.V.                                                                                                                                  87

Accounting policies

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

  RBS Holdings N.V.                                                                                                                                  88

Accounting policies

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

Current tax is income tax payable or recoverable in respect of the taxable profit or loss for the year arising in income, other comprehensive income or in equity. Provision is made for current tax at rates enacted or substantively enacted at the balance sheet date.

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

11. Financial assets

On initial recognition, financial assets are classified into held-to-maturity investments; held-for-trading; designated as at fair value through profit or loss; loans and receivables; or available-for-sale financial assets. Regular way purchases of financial assets classified as loans and receivables are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

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

Held-for-trading - a financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Income from trading activities includes gains and losses on held-for-trading financial assets as they arise.

  RBS Holdings N.V.                                                                                                                                  89

Accounting policies

Designated as at fair value through profit or loss - financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract. Financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses are recognised as they arise.

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

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9 on the accounts.

12. Impairment of financial assets

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

  RBS Holdings N.V.                                                                                                                                  90

Accounting policies

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs will be prompted by bankruptcy, insolvency, renegotiation and similar events. The Group had no collectively assessed portfolios in 2016 or 2015.

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

Fair value – the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9 on the accounts.

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

  RBS Holdings N.V.                                                                                                                                  91

Accounting policies

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

18. Netting

Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts and it intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities but where it does not intend to settle the amounts net or simultaneously the assets and liabilities concerned are presented gross.

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

20. Derivatives and hedging

Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9 on the accounts.

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

  RBS Holdings N.V.                                                                                                                                  92

Accounting policies

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

(i) Provisions for liabilities

As set out in Note 19, at 31 December 2016 the Group recognised provisions for liabilities in respect of litigation, €25 million (2015 - €47 million).

  RBS Holdings N.V.                                                                                                                                  93

Accounting policies

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

At 31 December 2016, customer loan impairment provisions amounted to €41 million (2015 - €86 million).

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

Latent component - latent loss provisions are held against estimated impairment losses in the performing portfolio that have yet to be identified as at the balance sheet date. To assess the latent loss within its portfolios, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

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

  RBS Holdings N.V.                                                                                                                                  94

Accounting policies

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

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Further details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 9 on the accounts.

Accounting developments

International Financial Reporting Standards (IFRS)

A number of IFRSs and amendments to IFRS were in issue at 31 December 2016 that would affect the Group from 1 January 2017 or later.

Effective for 2017

In January 2016, the IASB amended IAS 7 ‘Cash Flow Statements’ to require disclosure of the movements in financing liabilities. The amendment is effective from 1 January 2017.

In January 2016, the IASB amended IAS 12 ‘Income taxes’ to clarify the recognition of deferred tax assets in respect of unrealised losses. The amendment is effective from 1 January 2017.

Neither of these amendments is expected to have a material effect on the Group’s financial statements.

Effective after 2017 - IFRS 9

In July 2014, the IASB published IFRS 9 ‘Financial Instruments’ with an effective date of 1 January 2018. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. The Group is continuing its assessment of the standard’s effect on its financial statements.

The principle features of IFRS 9 are as follows:

Recognition and derecognition

The sections in IAS 39 setting out the criteria for the recognition and derecognition of financial instruments have been included unamended in IFRS 9.

Classification and measurement

Financial assets - There are three classifications for financial assets in IFRS 9: fair value through profit or loss; fair value through other comprehensive income; and amortised cost.

•         Amortised cost - Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is to hold financial assets to collect their cash flow are measured at amortised cost.

•         Fair value through other comprehensive income - Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is achieved by holding financial assets to collect their cash flow and selling them are measured at fair value through other comprehensive income.

•         Fair value through profit and loss - Other financial assets are measured at fair value through profit and loss.

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

  RBS Holdings N.V.                                                                                                                                  95

Accounting policies

Hedge accounting

IFRS9’s hedge accounting requirements are designed to align accounting more closely to the risk management framework; permit a greater variety of hedging instruments; and remove or simplify some of the rule-based requirements in IAS 39. The elements of hedge accounting: fair value, cash flow and net investment hedges are retained. There is an option in IFRS 9 for an accounting policy choice to continue with the IAS 39 hedge accounting framework the Group currently anticipates applying this option.

Credit impairment

IFRS 9’s credit impairment requirements apply to financial assets measured at amortised cost, to those measured at fair value through other comprehensive income, to lease receivables and to certain loan commitments and financial guarantee contracts. On initial recognition a loss allowance is established at an amount equal to 12-month expected credit losses (ECL) that is the portion of life-time expected losses resulting from default events that are possible within the next 12 months. Where a significant increase in credit risk since initial recognition is identified, the loss allowance increases so as to recognise all expected default events over the expected life of the asset. The Group expects that financial assets where there is objective evidence of impairment under IAS 39 will be credit impaired under IFRS 9, and carry loss allowances based on all expected default events.

The assessment of credit risk and the estimation of ECL are required to be unbiased and probability-weighted: determined by evaluating at the balance sheet date for each customer or loan portfolio a range of possible outcomes using reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions. The estimation of ECL also takes into account the time value of money. Recognition and measurement of credit impairments under IFRS 9 are more forward-looking than under IAS 39.

A Group-wide programme has been established to implement the necessary changes in the modelling of credit loss parameters, and the underlying credit management and financial processes; this programme is led jointly by Risk and Finance. The inclusion of loss allowances on all financial assets will tend to result in an increase in overall credit impairment provisions when compared with the current basis of measurement under IAS 39.

Transition

The classification and measurement and impairment requirements will be applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative periods. Hedge accounting will be applied prospectively from that date.

Effective after 2017 – other standards

IFRS 15 ‘Revenue from Contracts with Customers’ was issued in May 2014. It will replace IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met. It is effective from 1 January 2018.

IFRIC Interpretation 22 ‘Foreign Currency Transaction and Advance Consideration’ was issued in December 2016 clarifying the date of a foreign exchange transaction to be used on initial recognition of a related asset or other item. The effective date is 1 January 2018.

IFRS 16 ‘Leases’ was issued in January 2016 to replace IAS 17 ‘Leases’. There are no substantial changes to the accounting for leases by lessors. For lessees: accounting for finance leases will remain substantially the same; operating leases will be brought on balance sheet through the recognition of assets representing the contractual rights of use and liabilities will be recognised for the contractual payments. The effective date is 1 January 2019.

The Group is assessing the effect of adopting these standards on its financial statements.

  RBS Holdings N.V.                                                                                                                                  96

Notes on the consolidated accounts

1 Net interest income
	2016	2015	2014
	€m	€m	€m
Loans and advances to customers	11	75	177
Loans and advances to banks	22	34	48
Amounts due from ultimate holding company	11	11	151
Debt securities	7	10	34
Interest receivable (1)	51	130	410

Customer accounts	4	13	40
Balances with banks	12	11	40
Debt securities in issue	—	8	12
Subordinated liabilities	106	204	182
Internal funding of trading businesses	(1)	—	7
Interest payable (1)	121	236	281

Net interest income	(70)	(106)	129

Note:
(1) Negative interest on loans and advances is classified as interest payable.

2 Non-interest income
	2016	2015	2014
	€m	€m	€m
Fees and commissions receivable
Lending (credit facilities), trade finance and payment services	1	6	14
Brokerage and other	6	—	126
	7	6	140

Fees and commissions payable	(2)	(9)	(16)

Income from trading activities
Foreign exchange	(75)	(54)	(34)
Interest rate	152	1	34
Credit	—	7	5
Equities and other	15	54	(23)
	92	8	(18)

Other operating income/(loss)
Changes in the fair value of own debt designated as at fair value through profit or loss attributable
to own credit net of the effect of economic hedges (1)	(6)	(33)	(14)
Changes in the fair value of financial assets designated at fair value through profit or loss	3	162	52
Loss on sale of securities	(7)	(49)	(323)
(Loss)/profit on sale of subsidiaries and associates	(8)	77	11
Dividend income	—	—	5
Share of profits of associated entities	54	155	117
Other income	(13)	(50)	85
	23	262	(67)

Non-interest income	120	267	39

Note:

(1)       Measured as the change in fair value from movements in the year in the credit risk premium payable by the Group.

  RBS Holdings N.V.                                                                                                                                  97

Notes on the consolidated accounts

3 Operating expenses
	2016	2015	2014
	€m	€m	€m
Wages, salaries and other staff costs	7	15	48
Social security costs	1	2	2
Restructuring costs	5	25	1
Staff costs	13	42	51

Premises and equipment	(5)	4	9
Other administrative expenses	(41)	87	160

Property, plant and equipment	—	3	4
Intangible assets	—	—	6
Depreciation and amortisation	—	3	10

Write down of intangible assets	—	2	—
	(33)	138	230

The number of persons employed at 31 December 2016 (full time equivalent rounded to the nearest ten) in continuing operations was 30 (2015 - 200; 2014 - 410); on the same basis there were 210 people employed in discontinued operations (2015 - 650; 2014 - 1,310). The average number of persons employed in continuing operations during the year was 120 (2015 - 310; 2014 - 480) and in discontinued operations was 430 (2015 - 980; 2014 - 1,670).

  RBS Holdings N.V.                                                                                                                                  98

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

In February 2017 the India business was sold to RBS plc and at 31 December 2016 it is classified  as a disposal group and presented as a discontinued operation in accordance with IFRS 5.

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits‘ were prepared to 31 December with the support of independent actuaries, using the following assumptions:

		All schemes
Principal IAS 19 assumptions		2016	2015
		%	%
Discount rate		6.9	8.1
Expected return on plan assets		6.9	8.1
Rate of increase in salaries		4.0	5.0

		All schemes
Major classes of plan assets as a percentage of total plan assets		2016	2015
		%	%
Government fixed interest bonds		28.1	64.1
Corporate and other bonds		40.5	16.4
Cash and other assets		31.4	19.5

		All schemes
		Present value
		of defined
	Fair value of	benefit	Net pension
	plan assets	obligations	liability
Changes in value of net pension liability	€m	€m	€m
At 1 January 2015	9	41	32
Currency translation and other adjustments	—	2	2
Net interest cost	1	3	2
Current service cost	—	1	1
Actuarial gains and losses	—	(2)	(2)
Contributions by employer	1	—	(1)
Benefits paid	(3)	(3)	-
At 1 January 2016	8	42	34
Currency translation and other adjustments	—	3	3
Transfer to disposal groups	(4)	(46)	(42)
Net interest cost	—	2	2
Current service cost	—	1	1
Gains on settlement	—	(2)	(2)
Actuarial gains and losses	—	9	9
Liabilities extinguished on settlements	(3)	(3)	—
Transfer to fellow subsidiary	—	(1)	(1)
Contributions by employer	4	—	(4)
Benefits paid	(5)	(5)	—
At 31 December 2016	—	—	—

  RBS Holdings N.V.                                                                                                                                  99

Notes on the consolidated accounts

4 Pensions continued

Net pension deficit comprises:	2016	2015
	€m	€m
Net liabilities of schemes in deficit (included in Provisions, accruals and other liabilities, Note 19)	—	34

Income statement charges comprises:
	2016	2015
	€m	€m
Continuing operations	—	—
Discontinued operations	1	3
	1	3

	All schemes
History of defined benefit schemes	2016	2015	2014	2013	2012
	€m	€m	€m	€m	€m
Fair value of plan assets	—	8	9	10	—
Present value of plan obligations	—	42	41	30	—
Net (deficit)/surplus	—	(34)	(32)	(20)	—

Experience gains on plan liabilities	(1)	1	—	—	1
Actual return on pension schemes assets	—	1	1	1	—
Actual return on pension schemes assets - %	—	11.1%	10.0%	—	—

The table below sets out the sensitivities of the present value of defined benefit obligations at 31 December to a separate change in the principal actuarial assumptions.

	All schemes
	(Decrease)/increase
	in obligation for year
	2016	2015
	€m	€m
0.25% increase in the discount rate	—	(2)
0.25% additional rate of increase in pensions in payment	—	2
Longevity increase of 1 year	—	1

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

  RBS Holdings N.V.                                                                                                                                  100

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

In April 2016 Deloitte LLP (Deloitte) resigned as the groups auditors and on 4 May 2016 the shareholder approved the appointment of Ernst & Young LLP (EY) as the RBS Group’s auditor at the RBS Group Annual General Meeting. On 22 April 2016 the Supervisory Board approved the engagement of Ernst & Young Accountants LLP. Amounts paid to the  Group’s auditors for statutory audit and other services are set out below.

Deloitte LLP	2016	2015	2014
	€m	€m	€m
Fees for the audit of the Group's annual accounts	—	3.2	3.5
Audit related services (1)	—	0.7	0.7
Total audit and audit-related services	—	3.9	4.2
All other services	—	—	0.4
Total	—	3.9	4.6

Ernst & Young LLP	2016	2015	2014
	€m	€m	€m
Fees for the audit of the Group's annual accounts	1.8	—	—
Audit related services (1)	0.7	—	—
Total audit and audit-related services	2.5	—	—
All other services	—	—	—
Total	2.5	—	—

Note:

(1)       Includes fees of €0.7 million for 2016 in respect of regulatory audits (2015 - €0.7 million; 2014 - €0.7 million).

Deloitte Accountants B.V. provided audit and audit-related services amounting to nil (2015 - €0.9 million). The amount paid to Deloitte LLP in 2016 in respect of audit fees was nil (2015 - €1.6 million). The remaining amounts relate to services provided by other Deloitte Member Firms.

EY Accountants B.V. provided audit and audit-related services amounting to €0.7 million (2015 – nil). The amount paid to EY LLP in 2016 in respect of audit fees was €1.3 (2015 – nil). The remaining amounts relate to services provided by other EY Member Firms.

  RBS Holdings N.V.                                                                                                                                  101

Notes on the consolidated accounts

6 Tax
	2016	2015	2014
	€m	€m	€m
Current tax
Charge for the year	(66)	(12)	(55)
Over provision in respect of prior periods	(7)	17	22
	(73)	5	(33)
Deferred tax
Credit/(charge) for the year	37	24	(8)
Over/(under) provision in respect of prior periods	—	1	(4)
Tax credit/(charge) for the year	(36)	30	(45)

The actual tax credit/(charge) differs from the expected tax credit computed by applying the statutory tax rate of the Netherlands of 25% as follows:

	2016	2015	2014
	€m	€m	€m
Expected tax credit	(23)	20	18
Non-deductible items	—	(2)	(54)
Non-taxable items (including recycling of foreign exchange reserve)	36	73	65
Foreign profits taxed at other rates	2	14	10
Losses in year not recognised	(40)	(158)	(66)
Losses brought forward and utilised	2	27	7
Reduction/(increase) in carrying value of deferred tax liability in respect of associates	37	38	(6)
Adjustments in respect of prior years (1)	(7)	18	18
Other	(43)	—	(37)
Actual tax credit/(charge)	(36)	30	(45)

Note:

(1)       Prior period tax adjustments include tax provision movements, adjustments to reflect submitted tax computations in the Netherlands and overseas, recovery of previously written-off current tax assets and changes in the valuation of deferred tax assets previously recognised.

7 Dividends

RBS Holdings N.V. paid a dividend of €600 million during the year ended 31 December 2016 (2015 - nil; 2014 - €300 million).

  RBS Holdings N.V.                                                                                                                                  102

Notes on the consolidated accounts

8 Financial instruments - classification

The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown within other assets and other liabilities.

		Designated as
		at fair value
	Held-for-	through	Hedging	Available-	Loans and	Other
	trading	profit or loss	derivatives	for-sale	receivables	assets	Total
	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	—	—		—	368		368
Loans and advances to banks (1,8)	67	—		—	3,128		3,195
Loans and advances to customers (2,8)	4	—		—	184		188
Amounts due from ultimate holding company	—	—		—	142		142
Debt securities (3)	4	3		377	—		384
Equity shares	44	87		2	—		133
Settlement balances	—	—		—	10		10
Derivatives (8)	1,555		26				1,581
Assets of disposal groups						810	810
Other assets	—	—		—	—	1,519	1,519
31 December 2016	1,674	90	26	379	3,832	2,329	8,330

Cash and balances at central banks	—	—		—	543		543
Loans and advances to banks (1,8)	—	—		—	6,931		6,931
Loans and advances to customers (2,8)	59	—		—	2,134		2,193
Amounts due from ultimate holding company	—	—		—	138		138
Debt securities (3)	133	151		1,614	26		1,924
Equity shares	82	90		43	—		215
Settlement balances	—	—		—	71		71
Derivatives (8)	2,144		77				2,221
Other assets	—	—		—	—	1,745	1,745
31 December 2015	2,418	241	77	1,657	9,843	1,745	15,981

For the notes relating to this table refer to the following page.

  RBS Holdings N.V.                                                                                                                                  103

Notes on the consolidated accounts

8 Financial instruments – classification continued

		Designated as
		at fair value
	Held-for-	through	Hedging	Amortised	Other
	trading	profit or loss	derivatives	cost	liabilities	Total
	€m	€m	€m	€m	€m	€m
Liabilities
Deposits by banks (4,8)	127	—		1,273		1,400
Customer accounts (5)	169	—		61		230
Debt securities in issue (6)	—	55		—		55
Settlement balances and short positions	—	—		48		48
Derivatives (8)	1,172	—	72			1,244
Subordinated liabilities	—	668		770		1,438
Liabilities of disposal groups					219	219
Other liabilities	—	—		—	651	651
31 December 2016	1,468	723	72	2,152	870	5,285

Deposits by banks (4,8)	251	—		2,725		2,976
Customer accounts (5)	255	—		1,226		1,481
Debt securities in issue (6,7)	3	400		—		403
Settlement balances and short positions	1	—		35		36
Derivatives (8)	1,833	—	28			1,861
Subordinated liabilities	—	659		3,797		4,456
Other liabilities	—	—		—	1,106	1,106
31 December 2015	2,343	1,059	28	7,783	1,106	12,319

Notes:

(1)    Includes reverse repurchase agreements of €949 million (2015 - €3,335 million).

(2)    Includes reverse repurchase agreements of nil (2015 - €36 million).

(3)    Includes treasury bills, similar securities and other eligible bills of nil (2015 - €730 million).

(4)    Includes repurchase agreements of nil (2015 - nil).

(5)    Includes repurchase agreements of nil (2015 - nil).

(6)    Includes bonds and medium term notes of €56 million (2015 - €403 million).

(7) No change has been recognised in profit or loss for changes in credit risk associated with debt securities in issue designated as at fair value through profit or loss measured as the change in fair value from movements in the period in the credit risk premium payable by the Group (2015 - €31 million).

(8)    Includes the following intergroup balances:

▪          Loans and advances to banks of €2,547 million (2015 - €5,893 million).

▪          Loans and advances to customers of €81 million (2015 - €548 million).

▪          Derivative assets of €969 million (2015 - €1,283 million).

▪          Bank deposits of €1,313 million (2015 - €2,713 million).

▪          Derivative liabilities of €1,164 million (2015 - €1,473 million).

  RBS Holdings N.V.                                                                                                                                  104

Notes on the consolidated accounts

8 Financial instruments – classification continued

Amounts relating to continuing operations included in the consolidated income statement:
	2016	2015	2014
	€m	€m	€m
(Losses)/gains on financial assets/liabilities designated as at fair value through profit or loss	(4)	125	40
(Losses)/gains on disposal or settlement of loans and receivables	(8)	(2)	2

Amounts included in loss from discontinued operations, net of tax, were €23 million (2015 - €13 million, 2014 - €14 million) in relation to gains on financial assets/liabilities as at fair value through profit or loss.

The tables below present information on financial assets and liabilities that are offset in the balance sheet under IFRS or subject to enforceable master netting agreement together with financial collateral received or given.

	Offsetable instruments			Offsetable potential not recognised by IFRS
				Effect of		Net amount
2016				master netting		after the effect of
		IFRS	Balance	and similar	Financial	netting arrangements
	Gross	offset	sheet	agreements	collateral	and related collateral
	€m	€m	€m	€m	€m	€m
Financial assets
Derivatives	1,440	—	1,440	(501)	(49)	890
Loans and advances to customers	497	(497)	—	—	—	—
Reverse repurchase agreements	—	—	—	—	—	—
	1,937	(497)	1,440	(501)	(49)	890

Financial liabilities
Derivatives	1,105	—	1,105	(501)	(5)	599
Customer accounts	497	(497)	—	—	—	—
	1,602	(497)	1,105	(501)	(5)	599

2015
Financial assets
Derivatives	1,512	—	1,512	(321)	(30)	1,161
Loans and advance to customers	775	(775)	—	—	—	—
Reverse repurchase agreements	46	—	46	—	(46)	—
Total	2,333	(775)	1,558	(321)	(76)	1,161

Financial liabilities
Derivatives	1,108	—	1,108	(321)	(24)	763
Customer accounts	775	(775)	—	—	—	—
	1,883	(775)	1,108	(321)	(24)	763

  RBS Holdings N.V.                                                                                                                                  105

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

Governance framework

IPV takes place at least each month end date, for exposures in the trading book and at least quarterly for exposures in the banking book. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Pricing Unit determines IPV policy, monitors adherence to that policy and performs additional independent reviews of highly subjective valuation issues.

The Modelled Product Review Committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure being reviewed by the RBS Group Pricing Model Risk team. The Valuation Committee is made up of valuation specialists and senior business representatives from various functions and oversee pricing, reserving and valuations issues. This committee meets monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by the Valuation Committee and to discuss other relevant matters including prudential valuation.

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

Valuation techniques

The Group derives fair value of its instruments differently depending on whether the instrument is a non-modelled or modelled product.

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

  RBS Holdings N.V.                                                                                                                                  106

Notes on the consolidated accounts

9 Financial instruments – valuation continued

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

•         Credit spreads - where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services. For counterparty credit spreads, adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

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

Consensus pricing

The Group uses consensus prices for the IPV of some instruments. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. The Group contributes to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services are used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the Group submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. The sources of independent data are reviewed for quality and are applied in the IPV processes using formalised input quality hierarchy. These adjustments reflect the Group's assessment of factors that market participants would consider in setting a price.

Furthermore, on an ongoing basis, the Group assesses the appropriateness of any model used. To the extent that the price determined by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, the Group makes adjustments to the model valuation to calibrate to other available pricing sources.

Where unobservable inputs are used, the Group may determine a range of possible valuations derived from differing stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, the Group considers certain adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to compensate for model limitations.

  RBS Holdings N.V.                                                                                                                                  107

Notes on the consolidated accounts

9 Financial instruments – valuation continued

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

Credit valuation adjustments (CVA)

CVA represent an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in counterparty derivative exposures. The CVA reserve at 31 December 2016 was €21 million (2015 - €29 million).

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

  RBS Holdings N.V.                                                                                                                                  108

Notes on the consolidated accounts

9 Financial instruments - valuation continued

Own credit

The Group takes into account the effect of its own credit standing when valuing financial liabilities recorded at fair value in accordance with IFRS. Own credit spread adjustments are made when valuing issued debt held at fair value, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group's creditworthiness when pricing trades.

For issued debt this adjustment is based on debt issuance spreads above average inter-bank rates (at a range of tenors). Secondary senior debt issuance spreads are used in the calculation of the own credit adjustment applied to senior debt.

The fair value of the Group's derivative financial liabilities is also adjusted to reflect the Group's own credit risk through debit valuation adjustments (DVA). Expected gains are applied to estimated potential future negative exposures, the modelling of which is consistent with the approach used in calculation of CVA. Expected gains are determined from market implied probabilities of default and recovery levels. Funding valuation adjustments (FVA) is considered the primary adjustment applied to derivative liabilities. The extent to which DVA and FVA overlap is eliminated from DVA.

The own credit adjustment for fair value does not alter cash flows, is not used for performance management, is disregarded for regulatory capital reporting processes and will reverse over time as the liabilities mature.

The cumulative own credit adjustments on own liabilities are set out below.

	Debt securities
	in issue and
	subordinated
	liabilities (1)	Derivatives	Total
Cumulative own credit adjustment - decrease in liability	€m	€m	€m
2016	(176)	(8)	(184)
2015	(182)	(6)	(188)

Book values of underlying liabilities	€bn
2016	0.7
2015	1.1

Note:

(1)    Includes wholesale and retail note issuances.

Valuation hierarchy
The following tables show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2, level 3 and level 3 sensitivities.
				Level 3 sensitivity (2)
2016	Level 2	Level 3	Total	Favourable	Unfavourable
	€bn	€bn	€bn	€m	€m
Assets
Loans and advances	0.1	—	0.1	—	—
Debt securities	0.4	—	0.4	—	—
- of which AFS	0.3	—	0.3	—	—
Equity shares	—	0.1	0.1	8	(9)
Derivatives	1.3	0.3	1.6	26	(25)
	1.8	0.4	2.2	34	(34)

Proportion	81.8%	18.2%	100%

Liabilities
Deposits	0.2	0.1	0.3	10	(10)
Debt securities in issue	0.1	—	0.1	—	—
Derivatives	0.9	0.3	1.2	35	(34)
Subordinated liabilities	0.7	—	0.7	—	—
	1.9	0.4	2.3	45	(44)

Proportion	82.6%	17.4%	100%

For notes relating to this table see the following page.

  RBS Holdings N.V.                                                                                                                                  109

Notes on the consolidated accounts

9 Financial instruments – valuation continued

	Level 2	Level 3	Total	Level 3 sensitivity (2)
2015	€bn	€bn	€bn	Favourable €m	Unfavourable €m
Assets
Loans and advances	0.1	—	0.1	—	—
Debt securities	1.7	0.2	1.9	14	(13)
- of which AFS	1.6	—	1.6	—	—
Equity shares	0.1	0.1	0.2	15	(15)
Derivatives	1.9	0.3	2.2	35	(36)
	3.8	0.6	4.4	64	(64)

Proportion	86.4%	13.6%	100%

Liabilities
Deposits	0.4	0.1	0.5	10	(10)
Debt securities in issue	0.4	—	0.4	—	—
Derivatives	1.4	0.4	1.8	41	(53)
Subordinated liabilities	0.7	—	0.7	—	—
	2.9	0.5	3.4	51	(63)

Proportion	85.7%	14.3%	100%

Notes:

(1)    Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:

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

(3)    Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no transfers between level 1 and level 2.

(4)    The Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

(5)    Level 3 instruments were €0.4 billion for assets and €0.4 for liabilities (2015 - €0.6 billion for assets and €0.5 billion for liabilities). The decrease during the year in assets primarily related to transfers in €0.5 billion which is offset by transfers out €0.2 billion, settlements €0.3 billion and sales €0.1 billion, income statement €0.1 billion and decrease in liabilities primarily relates to transfers in of €0.3 billion offset by transfers out of €0.1 billion, settlements €0.2 billion, income statement €0.2 billion and sales €0.1 billion (2015 - the decrease during the year in assets primarily related to sales €0.2 billion which is offset by transfers in €0.4 billion.  The increase in liabilities primarily relates to transfers in €0.4 billion partially offset by sales €0.1 billion and transfers out €0.1 billion. Amounts recognised in other comprehensive income were not material).

The amount of the total gains or losses included in profit or loss that is attributable to the change in unrealised gains or losses relating to those assets and liabilities held at the end of the reporting period was not material for any period presented.

(6)    For an analysis of derivatives by type of contract – see Note 12.

  RBS Holdings N.V.                                                                                                                                  110

Notes on the consolidated accounts

9 Financial instruments – valuation continued

Areas of judgement

Whilst the business has simplified, the diverse range of products historically traded by the Group results in a range of instruments that are classified into Level 3 of the hierarchy. Whilst the majority of these instruments naturally fall into a particular level, for some products an element of judgement is required. The majority of the Group’s financial instruments carried at fair value are classified as Level 2: inputs are observable either directly (i.e. as a price) or indirectly (i.e. derived from prices).

Active and inactive markets

A key input in the decision making process for the allocation of assets to a particular level is market activity. In general, the degree of valuation uncertainty depends on the degree of liquidity of an input.

Where markets are liquid, little judgement is required. However, when the information regarding the liquidity in a particular market is not clear, a judgement may need to be made. This can be more difficult as assessing the liquidity of a market is not always straightforward. For an equity traded on an exchange, daily volumes of trading can be seen, but for an-over-the-counter (OTC) derivative assessing the liquidity of the market with no central exchange can be more difficult.

A key related matter is where a market moves from liquid to illiquid or vice versa. Where this change is considered to be temporary, the classification is not changed. For example, if there is little market trading in a product on a reporting date but at the previous reporting date and during the intervening period the market has been considered to be liquid, the instrument will continue to be classified in the same level in the hierarchy. This is to provide consistency so that transfers between levels are driven by genuine changes in market liquidity and do not reflect short term or seasonal effects. Material movements between levels are reviewed quarterly.

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

  RBS Holdings N.V.                                                                                                                                  111

Notes on the consolidated accounts

9 Financial instruments – valuation continued

Level 3 portfolios and sensitivity methodologies

Reasonably possible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. The assessments recognise different favourable and unfavourable valuation movements where appropriate. Each unobservable input within a product is considered separately and sensitivity is reported on an additive basis.

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

Other considerations

Whilst certain inputs used to calculate CVA, FVA and own credit adjustments are not based on observable market data, the uncertainty of the inputs is not considered to have a significant effect on the net valuation of the related derivative portfolios and issued debt. The classification of the derivative portfolios and issued debt is not determined by the observability of these inputs, and any related sensitivity does not form part of the Level 3 sensitivities presented.

Fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where fair value			Fair value hierarchy level
	approximates carrying value	Carrying value	Fair value	Level 2	Level 3
2016	€m	€m	€m	€m	€m
Financial assets
Cash and balances at central banks	368
Loans and advances to banks		3,128	3,128	1,068	2,060
Loans and advances to customers		184	139	36	103
Amount due from ultimate holding company		142	156	156	—
Debt securities		—	—	—	—
Settlement balances	10

Financial liabilities
Deposits by banks	326	947	947	492	455
Customer accounts	6	55	61	13	48
Settlement balances	48
Subordinated liabilities		770	781	781	—

2015
Financial assets
Cash and balances at central banks	543
Loans and advances to banks		6,931	6,988	4,649	2,339
Loans and advances to customers		2,134	2,051	399	1,652
Amount due from ultimate holding company		138	128	128	—
Debt securities		26	26	—	26
Settlement balances	71

Financial liabilities
Deposits by banks	1,265	1,460	1,480	803	677
Customer accounts	502	724	720	77	643
Settlement balances	35
Subordinated liabilities		3,797	3,754	3,754	—

  RBS Holdings N.V.                                                                                                                                  112

Notes on the consolidated accounts

9 Financial instruments – valuation continued

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

(b)   Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios in order to reflect the homogeneous nature of these portfolios.

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

  RBS Holdings N.V.                                                                                                                                  113

Notes on the consolidated accounts

10 Financial instruments - maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2016			2015
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	368	—	368	543	—	543
Loans and advances to banks	3,127	68	3,195	6,746	185	6,931
Loans and advances to customers	52	136	188	1,255	938	2,193
Amounts due from ultimate holding company	—	142	142	—	138	138
Debt securities	154	230	384	1,121	803	1,924
Equity shares	—	133	133	—	215	215
Settlement balances	10	—	10	71	—	71
Derivatives	132	1,449	1,581	303	1,918	2,221

Liabilities
Deposits by banks	1,388	12	1,400	2,727	249	2,976
Customer accounts	170	60	230	1,155	326	1,481
Debt securities in issue	14	41	55	329	74	403
Settlement balances and short positions	48	—	48	35	1	36
Derivatives	195	1,049	1,244	199	1,662	1,861
Subordinated liabilities	6	1,432	1,438	38	4,418	4,456

Assets and liabilities by contractual cash flow maturity

The tables below show the contractual undiscounted cash flows receivable and payable, up to a period of 20 years, including future receipts and payments of interest of on-balance sheet assets by contractual maturity. The balances in the following tables do not agree directly with the consolidated balance sheet, as the tables include all cash flows relating to principal and future coupon payments, presented on an undiscounted basis. The tables have been prepared on the following basis:

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

  RBS Holdings N.V.                                                                                                                                  114

Notes on the consolidated accounts

10 Financial instruments - maturity analysis continued

Held-for-trading assets and liabilities - held-for-trading assets of €1.7 billion (2015 - €2.4 billion) and liabilities of €1.5 billion (2015 - €2.3 billion) have been excluded from the tables below.

	0 - 3	3 - 12	1 – 3	3 - 5	5 - 10	10 - 20
	months	months	years	years	years	years
2016	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	368	—	—	—	—	—
Loans and advances to banks	3,059	—	33	35	—	—
Amounts due from ultimate holding company	—	11	23	23	57	114
Debt securities	111	42	111	46	68	—
Settlement balances	10	—	—	—	—	—
Total maturing assets	3,548	53	167	104	125	114
Loans and advances to customers	46	1	75	—	60	—
Derivatives held for hedging	5	16	6	—	—	—
	3,599	70	248	104	185	114

Liabilities by contractual maturity
Deposits by banks	936	325	12	1	—	—
Debt securities in issue	1	13	27	5	9	—
Subordinated liabilities	2	58	905	67	232	202
Settlement balances and other liabilities	44	—	—	—	—	—
Total maturing liabilities	983	396	944	73	241	202
Customer accounts	6	1	5	49	3	6
Derivatives held for hedging	67	13	3	1	1	—
	1,056	410	952	123	245	208

Maturity gap	2,565	(343)	(777)	31	(116)	(88)
Cumulative maturity gap	2,565	2,222	1,445	1,476	1,360	1,272

  RBS Holdings N.V.                                                                                                                                  115

Notes on the consolidated accounts

10 Financial instruments - maturity analysis continued

	0 - 3	3 - 12	1 - 3	3 - 5	5 - 10	10 - 20
	months	months	years	years	years	years
2015	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	543	—	—	—	—	—
Loans and advances to banks	6,607	46	196	—	—	—
Amounts due from ultimate holding company	—	11	22	22	55	110
Debt securities	1,040	118	563	—	6	—
Settlement balances	71	—	—	—	—	—
Total maturing assets	8,261	175	781	22	61	110
Loans and advances to customers	892	357	161	348	196	1
Derivatives held for hedging	36	21	18	—	—	—
	9,189	553	960	370	257	111

Liabilities by contractual maturity
Deposits by banks	2,124	445	142	28	—	—
Debt securities in issue	182	268	83	10	8	—
Subordinated liabilities	50	250	959	786	1,211	2,099
Settlement balances and other liabilities	103	—	—	—	—	—
Total maturing liabilities	2,459	963	1,184	824	1,219	2,099
Customer accounts	937	204	15	30	5	6
Derivatives held for hedging	18	10	2	1	2	—
	3,414	1,177	1,201	855	1,226	2,105

Maturity gap	5,802	(788)	(403)	(802)	(1,158)	(1,989)
Cumulative maturity gap	5,802	5,014	4,611	3,809	2,651	662

Guarantees and commitments notional amount	2016	2015
	€m	€m
Guarantees (1)	4,602	4,630
Commitments (2)	76	440
	4,678	5,070

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

  RBS Holdings N.V.                                                                                                                                  116

Notes on the consolidated accounts

11 Financial assets - impairments
The following table shows the movement in the provision for impairment losses for loans and advances.

	Individually		Total	Total
	assessed	Latent	2016	2015
	€m	€m	€m	€m
At 1 January	84	2	86	114
Currency translation and other adjustments	3	(5)	(2)	13
Amounts written-off and disposals	(41)	—	(41)	(19)
Recoveries of amounts previously written-off	6	—	6	5
Transfer to disposal group	(10)	—	(10)	—
Charges/(releases) to the income statement - continuing operations	(11)	5	(6)	(25)
Charges/(releases) to the income statement - discontinued operations	8	—	8	(2)
At 31 December	39	2	41	86

	2016	2015	2014
Impairment losses/(releases) charged to the income statement	€m	€m	€m
Loans and advances to customers - continuing operations	(6)	(25)	(48)
Recoveries to RBS plc under credit protection arrangements	(5)	4	1
Debt securities	2	126	58
	(9)	105	11

The (losses)/release to the income statement in relation to discontinued operations was €8 million (2015 - (€2) million: 2014 - nil).

The following tables analyse impaired financial assets.

	2016			2015
			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value
	€m	€m	€m	€m	€m	€m
Loans and advances to customers (1)	47	39	8	133	84	49

Note:

(1)  Impairment provisions individually assessed.

Carrying value of impaired debt securities was nil (2015 - €19 million).

The Group holds collateral in respect of certain loans and advances to banks and to customers that are past due or impaired. Such collateral includes mortgages over property; charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

No loans have been subject to forbearance in the past 12 months that would otherwise have been past due or impaired (2015 - nil).

  RBS Holdings N.V.                                                                                                                                  117

Notes on the consolidated accounts

12 Derivatives

Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risks.

The Group enters into fair value hedges, cash flow hedges and hedges of net investments in foreign operations. The majority of the Group's interest rate hedges relate to the management of the Group's non trading interest rate risk. The Group manages this risk within approved limits. Residual risk positions are hedged with derivatives principally interest rate swaps. Suitable larger ticket financial instruments are fair value hedged and qualifying for hedge accounting. The majority of the Group's fair value hedges involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. The Group hedges its net investments in foreign operations with currency borrowings and forward foreign exchange contracts.

For fair value hedge relationships of interest rate risk, the hedged items are typically large corporate fixed-rate loans, and fixed-rate medium-term notes.

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

  RBS Holdings N.V.                                                                                                                                  118

Notes on the consolidated accounts

12 Derivatives continued

The following table shows the notional amounts and fair values of the Group's derivatives.

	2016			2015
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	€m	€m	€m	€m	€m	€m
Exchange rate contracts
Spot, forwards and futures	4,806	35	81	7,159	130	90
Currency swaps	1,462	141	139	17,240	207	363
Options purchased	—	—	—	63	—	—
Options written	—	—	—	66	—	5

Interest rate contracts
Interest rate swaps	8,064	1,325	975	50,745	1,638	1,310

Credit derivatives	200	—	1	825	9	1

Equity and commodity contracts	125	80	48	341	237	92
		1,581	1,244		2,221	1,861

Included above are derivatives held for hedging purposes as follows:
	2016			2015
	Assets	Liabilities		Assets	Liabilities
	€m	€m		€m	€m
Fair value hedging
Interest rate contracts	19	6		36	6

Cash flow hedging
Exchange rate contracts	—	—		—	3

Net investment hedging
Exchange rate contracts	7	66		41	19

Hedge ineffectiveness recognised in other operating income in continuing operations comprised:
	2016	2015	2014
	€m	€m	€m
Fair value hedging
Gains/(losses) on the hedged items attributable to the hedged risk	15	(35)	314
(Losses)/gains on the hedging instruments	(15)	42	(312)
Fair value ineffectiveness	—	7	2

  RBS Holdings N.V.                                                                                                                                  119

Notes on the consolidated accounts

13 Debt securities
	Other
	central	Bank and
	and local	building		Other financial		Of which
	government	society	Corporate	institutions	Total	ABS (1)
2016	€m	€m	€m	€m	€m	€m
Held-for-trading	—	4	—	—	4	—
Designated as at fair value through profit or loss	—	—	—	3	3	—
Available-for-sale	29	122	133	93	377	—
Loans and receivables	—	—	—	—	—	—
	29	126	133	96	384	—

There are no unrealised gains or losses on available-for-sale debt securities in 2016.

2015
Held-for-trading	—	—	—	133	133	—
Designated as at fair value through profit or loss	151	—	—	—	151	—
Available-for-sale	1,098	—	119	397	1,614	149
Loans and receivables	—	1	—	25	26	—
	1,249	1	119	555	1,924	149

Available-for-sale
Gross unrealised gains	3	—	—	—	3	—
Gross unrealised losses	—	—	—	(17)	(17)	(17)

Note:

(1)     Includes asset-backed securities issued by US federal agencies and government sponsored entities and covered bonds.

Net losses of €17 million (2015 - €51 million) were realised on the sale of available-for-sale debt securities in continuing operations.

Net gains of €1 million (2015 - nil) were realised on the sale of available-for-sale debt securities in discontinued operations.

The following table analyses the Group's available-for-sale debt securities and the related yield (based on weighted averages), by remaining maturity and issuer.

	Within 1 Year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2016	€m	%	€m	%	€m	%	€m	%	€m	%
Other central and local government	12	3.06	17	3.35	—	—	—	—	29	3.22
Bank and building society	54	0.22	53	1.97	15	1.08	—	—	122	1.09
Other financial institutions	60	0.37	21	2.05	12	1.14	—	—	93	0.85
Corporate	27	2.66	66	1.76	40	1.52	—	—	133	1.87
	153	0.95	157	2.04	67	1.35	—	—	377	1.47

There are no asset-backed securities in 2016.

2015
Other central and local government	753	0.84	345	11.60	—	—	—	—	1,098	4.22
Bank and building society	—	—	—	—	—	—	—	—	—	—
Other financial institutions	248	2.52	—	—	—	—	149	0.05	397	1.60
Corporate	119	—	—	—	—	—	—	—	119	0.07
	1,120	1.13	345	11.60	—	—	149	0.05	1,614	3.27

Of which ABS (1)	—	—	—	—	—	—	149	0.05	149	0.05

Note:

(1)    Includes asset-backed securities issued by US federal agencies and government sponsored entities and covered bonds.

  RBS Holdings N.V.                                                                                                                                  120

Notes on the consolidated accounts

14 Equity shares
	2016			2015
	Listed	Unlisted	Total	Listed	Unlisted	Total
	€m	€m	€m	€m	€m	€m
Held-for-trading	—	44	44	39	43	82
Designated as at fair value through profit or loss	—	87	87	—	90	90
Available-for-sale	—	2	2	40	3	43
	—	133	133	79	136	215

Available-for-sale
Gross unrealised gains	—	—	—	—	2	2

Net gains of €10 million (2015 - €2 million) were realised on the sale of available-for-sale equity shares in continuing operations. There were no gains or losses in discontinued operations.

Dividend income from available-for-sale equity shares was €0.1 million (2015 - €0.1 million).

15 Interests in associates

The Group has one significant associate, Alawwal Bank (formerly Saudi Hollandi Bank) which is incorporated and has its principal place of business in the Kingdom of Saudi Arabia. The Group holds 40% of Alawwal Bank’s shares. It is accounted for using the equity method.

	2016		2015
	Carrying value	Fair value	Carrying value	Fair value
	€m	€m	€m	€m
Alawwal Bank	1,264	1,610	1,199	1,614
Other associates	2		2
Interests in associates	1,266		1,201

Alawwal Bank's market value has been below its carrying amount for a sustained period in 2016. As a result, an assessment of potential impairment was performed. Based on the recoverable amount, measured as the fair value less cost to sale at the end of 2016, reflecting the listed share price, the effect of the contingent liability and other cost to sale, no impairment was identified and recognised.

The following table shows summary income statement and balance sheet information for Alawwal Bank translated into €.

	2016	2015	2014
Alawwal Bank	€m	€m	€m
Total income	888	864	638
Total expenses	(631)	(378)	(273)
Profit before tax	257	486	365

Share of profit after tax	54	155	117

		2016	2015
		€m	€m
Cash and balances at central banks		1,891	1,869
Loans to banks		259	180
Loans and advances to customers		18,376	18,631
Debt securities and equity shares		5,370	5,194
Other assets		646	568
Total assets		26,542	26,442

Deposits by banks		340	332
Customer deposits		21,563	21,735
Other liabilities		1,390	1,433
Total liabilities		23,293	23,500

  RBS Holdings N.V.                                                                                                                                  121

Notes on the consolidated accounts

16 Prepayments, accrued income and other assets
	2016	2015
	€m	€m
Prepayments and deferred expenses	48	78
Current tax	6	38
Intangible assets	—	1
Property, plant & equipment	17	19
Other assets	181	398
	252	534

17 Discontinued operations and assets and liabilities of disposal groups

The Group sold its India business to the Royal Bank of Scotland plc in February 2017 at its book value less costs to sell (fair value hierarchy level 2).  Consequently, this business is classified as a discontinued operation and its assets and liabilities have been reclassified to disposal groups at 31 December 2016  with comparative income statement and related notes re-presented.  2015 and 2014 discontinued operation include the Dutch State acquired business.

(a) Profit from discontinued operations, net of tax
	2016	2015	2014
	€m	€m	€m
Net interest income	56	94	82
Other income	6	69	53
Total income	62	163	135
Operating expenses	(83)	(92)	(92)
Profit before impairment losses	(21)	71	43
Impairment (losses)/releases	(8)	2	—
Operating profit before tax	(29)	73	43
Tax	(4)	(27)	(25)
Profit after tax	(33)	46	18

(b) Assets and liabilities of disposal groups

2016
€m
Assets of disposal groups
Cash and balances at central banks	17
Loans and advances to banks	5
Loans and advances to customers	136
Debt securities and equity shares	596
Derivatives	4
Other assets	52
810

Liabilities of disposal groups
Deposits by banks	23
Customer accounts	72
Derivatives	38
Other liabilities	86
219

  RBS Holdings N.V.                                                                                                                                  122

Notes on the consolidated accounts

18 Settlement balances and short positions
	2016	2015
	€m	€m
Settlement balances (amortised cost)	48	35
Short positions (held-for-trading):
Debt securities
- Other issuers	—	1
	48	36

19 Provisions, accruals and other liabilities
	2016	2015
	€m	€m
Current taxation	59	60
Accruals	11	29
Retirement benefit liabilities	—	34
Insurance reserves	242	249
Other liabilities	317	676
	629	1,048

Alcover AG (Alcover) is consolidated by RBS N.V.; Alcover’s insurance business is in run-off. Claims reserves represent the risk-adjusted cash outflows required to settle outstanding claims as they develop. These reserves are established on the basis of an external actuarial valuation and reflect historical claims experience.

Included in other liabilities are the following provisions for liabilities and charges:
			Other
	Litigation	Restructuring	provisions	Total
	€m	€m	€m	€m
At 1 January 2016	47	32	35	114
Transfer to disposal groups	—	(17)	(7)	(24)
Transfer	6	(3)	(3)	—
Currency translation and other movement	—	1	10	11
Charge to income statement
- continuing operations	6	3	7	16
- discontinued operations	—	26	14	40
Releases to income statement
- continuing operations	(2)	(1)	(41)	(44)
- discontinued operations	—	—	(3)	(3)
Provisions utilised	(32)	(35)	(12)	(79)
At 31 December 2016	25	6	—	31

Other provisions include tax provisions and other provisions arising in the normal course of business.

There have been no material movements in insurance reserves in the year ended 31 December 2016.

Arising out of its normal business operations, the Group is party to legal proceedings in the Netherlands, United Kingdom, the United States of America and other jurisdictions. Litigation provisions at 31 December 2016 related to numerous proceedings; no individual provision is material. Detailed descriptions of the Group’s legal proceedings and discussion of the associated uncertainties are given in Note 26.

  RBS Holdings N.V.                                                                                                                                  123

Notes on the consolidated accounts

20 Deferred taxation
	2016	2015
	€m	€m
Deferred tax asset	(1)	(10)
Deferred tax liability	22	58
Net deferred tax liability	21	48

		Accelerated			Available
		capital		Revaluations/	-for-sale	Cash flow
	Pension	allowances	Provisions	deferred gains	financial assets	hedging	Other	Total
	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January 2015	(1)	(1)	(10)	77	3	(1)	(13)	54
Charge/(credit) to income statement
continuing operations	1	—	(11)	(38)	—	—	23	(25)
Charge/(credit) to income statement
discontinued operations	—	—	3	—	—	—	9	12
Charge/(credit) to other comprehensive
income	—	—	—	—	(2)	1	—	(1)
Currency translation and other
adjustments	—	—	—	8	—	—	—	8
At 1 January 2016	—	(1)	(18)	47	1	—	19	48
Transfers to and from disposal groups	—	1	18	—	(1)	—	(8)	10
Charge/(credit) to income statement	—	—	—	(37)	—	—	—	(37)
Currency translation and other
adjustments	—	—	—	—	—	—	—	—
At 31 December 2016 (1)	—	—	—	10	—	—	11	21

Note:

(1)   Other deferred tax assets are recognised, that depend on the availability of future taxable profits in excess of profits arising from the reversal of other temporary differences. Tax losses in the Netherlands can be carried forward for up to nine years, however business projections prepared for impairment review indicate it is probable that insufficient future taxable income will be available against which to offset these recognised deferred tax assets in respect of the unused tax losses. Therefore these tax assets have been fully impaired. For the remaining deferred tax assets, business projections prepared for impairment reviews indicate that it is probable that sufficient future taxable income will be available against which to offset these recognised deferred tax assets. In jurisdictions where doubt exists over the availability of future taxable profits, deferred tax assets of €2,477 million (2015 - €2,593 million; 2014 - €2,259 million) have not been recognised in respect of tax losses carried forward of €10,092 million (2015 - €10,430 million; 2014 - €9,242 million). Of these losses, €1,738 will expire within one year, €3,772 million within five years and €3,087 million thereafter. The balance of tax losses carried forward has no time limit.

  RBS Holdings N.V.                                                                                                                                  124

Notes on the consolidated accounts

21 Subordinated liabilities
	2016	2015
	€m	€m
Dated loan capital	1,438	1,454
Undated loan capital	—	3,002
	1,438	4,456

RBS N.V. has now resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2013. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date; and by the next call date.

		2017	2018	2019-2021	2022-2026	Thereafter	Perpetual	Total
2016 - final redemption		€m	€m	€m	€m	€m	€m	€m
US dollar		—	496	76	131	144	—	847
Euro		—	—	284	—	307	—	591
		—	496	360	131	451	—	1,438

	Currently	2017	2018	2019-2021	2022-2026	Thereafter	Perpetual	Total
2016 - call date	€m	€m	€m	€m	€m	€m	€m	€m
US dollar	—	—	496	76	131	144	—	847
Euro	—	—	—	284	—	307	—	591
	—	—	496	360	131	451	—	1,438

		2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - final redemption		€m	€m	€m	€m	€m	€m	€m
US dollar		3	—	578	123	138	3,002	3,844
Euro		35	—	287	—	290	—	612
		38	—	865	123	428	3,002	4,456

	Currently	2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - call date	€m	€m	€m	€m	€m	€m	€m	€m
US dollar	3,002	3	—	578	123	138	—	3,844
Euro	—	35	—	287	—	290	—	612
	3,002	38	—	865	123	428	—	4,456

  RBS Holdings N.V.                                                                                                                                  125

Notes on the consolidated accounts

21 Subordinated liabilities continued

Redemptions in the period (values as at date of transaction)
	Capital	2016	2015
	treatment	€m	€m
US$1,285 million 5.90% Trust Preferred notes	Tier 1	1,164	—
US$200 million 6.25% Trust Preferred notes	Tier 1	177	—
US$1,800 million 6.08% Trust Preferred notes	Tier 1	1,594	—
€26 million 7.42% dated notes	Tier 2	26	—
€7 million 7.38% dated notes	Tier 2	7	—
US$25 million floating rate notes (partial redemption)	Tier 2	8	—
AUD26 million floating rate notes	Ineligible	—	18
AUD123 million floating rate notes	Ineligible	—	84
US$564 million floating rate notes	Tier 2	—	527
€415 million floating rate notes	Tier 2	—	415
€5 million floating rate notes	Tier 2	—	5
US$22 million floating rate notes (partial redemption)	Tier 2	—	20
		2,976	1,069
Note:
(1) There were no issuances in 2016 or 2015.

Subordinated liabilities held at 31 December:

	Capital	2016	2015
Dated loan capital	treatment	€m	€m
€250 million floating rate notes 2019	Tier 2	270	273
€150 million floating rate notes 2041	Tier 2	307	290
€15 million floating rate notes 2020	Tier 2	14	14
US$25 million floating rate notes 2019 (part redeemed April, June,
September and December 2016)	Tier 2	16	25
US$72 million 5.98% notes 2019	Tier 2	60	57
US$500 million 4.65% notes 2018	Tier 2	496	494
€26 million 7.42% notes 2016 (redeemed July 2016)	Tier 2	—	27
€7 million 7.38% notes 2016 (redeemed July 2016)	Tier 2	—	8
US$136 million 7.75% notes 2023	Tier 2	131	126
US$150 million 7.13% notes 2093	Tier 2	144	140
		1,438	1,454

Note:

(1)       Since the introduction of CRDIV and CRR, all Tier 2 subordinated debt issuances are eligible for grandfathering only and therefore subject to transitional rules.

	Capital	2016	2015
Undated loan capital	treatment	€m	€m
US$1,285 million 5.90% Trust Preferred notes	Tier 1	—	1,179
US$200 million 6.25% Trust Preferred notes	Tier 1	—	183
US$1,800 million 6.08% Trust Preferred notes	Tier 1	—	1,640
		—	3,002

  RBS Holdings N.V.                                                                                                                                  126

Notes on the consolidated accounts

22 Share capital

The company’s share capital at 31 December 2016 and 2015 consisted of 89,287 issued and fully paid ordinary shares of €0.56 each. The Company’s authorised share capital amounts to €224,000. It comprises 400,000 ordinary shares, each with a nominal value of €0.56.

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

23 Reserves

Share premium reserve

In both 2015 and 2014, there were capital injections from RFS Holdings BV reflecting amounts received by RFS Holdings BV from Santander (2015 - €57 million; 2014 - €72 million) and NL Financial Investments (2014 - €67 million). In addition, in 2016 there was a distribution of €600 million to RBSG plc and of €54 million to Santander. In 2014 there was a distribution to RFS Holdings BV of €103 million to fund the repayment of its loan from ABN Amro Bank.

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

  RBS Holdings N.V.                                                                                                                                  127

Notes on the consolidated accounts

24 Structured entities and asset transfers continued

Unconsolidated structured entities

The Group’s interests in unconsolidated structured entities are analysed below.

	2016			2015
	Asset backed			Asset backed
	Securitisation	Investment		Securitisation	Investment
	vehicles	funds and other	Total	vehicles	funds and other	Total
	€m	€m	€m	€m	€m	€m
Held-for-trading
Loans and advances to customers and debt securities	10	—	10	10	—	10
Equity shares	—	2	2	—	2	2
Derivative assets	2	—	2	1	—	1
Derivative liabilities	(4)	—	(4)	(2)	—	(2)
Total	8	2	10	9	2	11
Other than held-for-trading	—	—	—	—	—	—
Loans and advances to customers	7	—	7	12	—	12
Debt securities	—	—	—	148	—	148
	7	—	7	160	—	160
Maximum exposure	15	2	17	169	2	171

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

Securities sold under such repurchase transactions are not derecognised if the Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of debt securities transferred under repurchase transactions included on the balance sheet was nil (2015 - nil). Securities received as collateral under reverse repurchase agreements amounted to €1.0 billion (2015 - €3.4 billion), of which €0.2 billion (2015 - €1.0) had been sold or repledged as collateral of the Group’s own transactions.

  RBS Holdings N.V.                                                                                                                                  128

Notes on the consolidated accounts

24 Structured entities and asset transfers continued

Assets pledged as collateral

The Group pledges collateral with its counterparties in respect of derivative liabilities.

Assets pledged against liabilities	2016	2015
	€m	€m
Loans and advances to banks	9	—
Loans and advances to customers	—	445
Debt securities	—	140
	9	585

Liabilities secured by assets
Derivatives	9	53
	9	53

25 Capital resources
The Group's regulatory capital resources were as follows:
	2016	2015
	CRR	CRR
	transitional basis	transitional basis
	€m	€m
Tier 1
Controlling interests	3,045	3,662
Adjustment for:
- Goodwill and other intangible assets	(3)	(3)
- Unrealised losses on available-for-sale debt securities	—	9
- Unrealised gains on available-for-sale equities	—	(7)
- Other regulatory adjustments	(208)	(195)
Common Equity Tier 1	2,834	3,466
Trust preferred securities	—	3,006
Disallowed Tier 1 capital	—	(1,538)
Total Tier 1 capital	2,834	4,934

Tier 2
Subordinated debt	536	891
Disallowed Tier 1 capital	—	1,538
Disqualified Tier 2 capital	—	(237)
Deductions from Tier 2 capital	(144)	(166)
Total Tier 2 capital	392	2,026

Total regulatory capital	3,226	6,960

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

A number of subsidiaries and sub-groups within the Group are subject to various individual regulatory capital requirements in the Netherlands and overseas. Furthermore, the payment of dividends by subsidiaries and the ability of members of the Group to lend money to other members of the Group may be subject to restrictions such as local regulatory or legal requirements, the availability of reserves and financial and operating performance.

  RBS Holdings N.V.                                                                                                                                  129

Notes on the consolidated accounts

26 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2016. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

		More than	More than
		1 year but	3 years but
	Less than	less than	less than	Over
	1 year	3 years	5 years	5 years	2016	2015
	€m	€m	€m	€m	€m	€m
Contingent liabilities and commitments
Guarantees and assets pledged as collateral security	40	—	775	3,787	4,602	4,630
Other contingent liabilities	5	4	5	1,270	1,284	1,377
Standby facilities, credit lines and other commitments	74	1	2	1	78	482
	119	5	782	5,058	5,964	6,489

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

Also included within guarantees and assets pledged as collateral security as at 31 December 2016 is €3.8 billion (2015 and 2014 - €4.0 billion) which relates to the Group’s obligations over liabilities held within the Dutch State acquired businesses included in the new ABN AMRO Bank N.V. On the division of an entity by demerger, Dutch law establishes a cross liability between surviving entities in respect of the creditors at the time of the demerger. The Group’s cross liability is limited by law to the lower of its equity and the eligible debts of ABN AMRO Bank N.V. on 6 February 2010. The likelihood of cross liability crystallising is considered remote.

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

	2016	2015
	€m	€m
Minimum rentals payable under non-cancellable operating leases (1)
- Within 1 year	6	17
- After 1 year but within 5 years	3	37
- After 5 years	—	15
Total	9	69

Note:

(1)    Predominantly property leases.

  RBS Holdings N.V.                                                                                                                                  130

Notes on the consolidated accounts

Litigation, arbitration, investigations and reviews

RBS N.V. and certain members of RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the Netherlands, the United Kingdom (UK), the European Union (EU), the United States (US) and other jurisdictions.

The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the matters as at 31 December 2016.

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

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision. The Group generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously the Group’s position in the matter.

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

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in the aggregate.

RBS Group is involved in ongoing litigation, arbitration, investigations and reviews that are not described below but are described on pages 459 to 474 in RBS Group’s annual report on Form 20-F for the year ended 31 December 2016 filed with the SEC on 27 March 2017. RBS Group expects that in future periods additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances. While the Group may not be directly involved in such RBSG Group matters, any final adverse outcome of those matters may also have an adverse effect on the Group.

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see “Risk Factors” on pages 167 to 181.

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in the New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. On 22 November 2016, the bankruptcy court dismissed the claims filed in October 2011. On 22 November 2016, the bankruptcy court dismissed the claims filed in October 2011 on the ground that the transfers at issue were extraterritorial to the United States and not subject to the fraudulent conveyance statute upon which the trustee’s claim is based.

  RBS Holdings N.V.                                                                                                                                  131

Notes on the consolidated accounts

Australian Bank Bill Swap Reference Rate (BBSW)

In August 2016, a class action complaint was filed in the United States District Court for the Southern District of New York against certain RBS Group companies (including RBS N.V.) and a number of other financial institutions. The complaint alleges that the defendants conspired to manipulate the BBSW and asserts claims under the U.S. antitrust laws, the Commodity Exchange Act, RICO (Racketeer Influenced and Corrupt Organizations Act), and the common law. This matter is subject to a motion to dismiss.

FX antitrust litigation

In September 2015, certain members of RBS Group (including RBS N.V.), as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades. In January 2017, RBS Group reached an agreement in principle to settle these matters for approximately CAD 13 million, subject to settlement documentation and court approval.

Certain other foreign exchange transaction related claims have been or may be threatened against RBS Group in other jurisdictions. RBS Group cannot predict whether any of these claims will be pursued, but expects that several may.

CPDO Litigation

Claims have been served on RBS N.V. in England, the Netherlands and Australia, relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). The claims in England and the Netherlands have been settled. The remaining claim in Australia has been settled subject to judicial approval.

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

Anti-Terrorism Act litigation against RBS N.V.

RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, Bank Saderat, and Commerzbank) are defendants in an action first commenced in the United States District Court for the Eastern District of New York in November 2014 by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in more than 90 attacks in Iraq between 2004 and 2011.

The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti- terrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. Since commencing this matter, the plaintiffs have amended the complaint twice. The second amended complaint is subject to a motion to dismiss that defendants filed on 14 September 2016.

On 2 November 2016, additional plaintiffs commenced a different action in the United States District Court for the Southern District of Illinois against the same defendants (including RBS N.V.) as well as Deutsche Bank. The allegations are substantially similar to the allegations contained in the action described above. The plaintiffs are a number of US military personnel (or their estates, survivors, or heirs) who were killed or injured in 21 attacks in Iraq between 2006 and 2011. RBS N.V. has made a motion to have this case transferred to the United States District Court for the Eastern District of New York and intends to move to dismiss the complaint.

Arbitration

Greek Bonds

RBS N.V. and ABN AMRO Bank N.V. are in dispute over the ownership of economic exposure to certain Greek bonds. ABN AMRO Bank N.V. has commenced arbitration proceedings, claiming approximately €70 million, against RBS N.V.. Proceedings are continuing.

  RBS Holdings N.V.                                                                                                                                  132

Notes on the consolidated accounts

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

LIBOR and other trading rates

Certain members of RBS Group continue to co-operate with investigations and requests for information by various governmental and regulatory authorities into submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards.

Foreign exchange related investigations

Certain members of RBS Group continue to co-operate with investigations and requests for information by various governmental and regulatory authorities on certain issues relating to failings in its FX business within its NatWest Markets segment.

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

 In the Governance Order, RBS Group agreed to create the following written plans or programmes:

Key points

●

a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS Group’s US operations on an enterprise-wide and business line basis;

●	an enterprise-wide risk management programme for RBS Group’s US operations;
●	a plan to oversee compliance by RBS Group’s US operations with all applicable US laws, rules, regulations, and supervisory guidance;
●	a Bank Secrecy Act/anti-money laundering compliance programme for the US Branches on a consolidated basis;
●	a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;
●

a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

●	a plan designed to enhance the US Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

  RBS Holdings N.V.                                                                                                                                  133

Notes on the consolidated accounts

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

RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS Group’s efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS Group’s US operations. RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS Group’s activities in the US may be subject to significant limitations and/or conditions.

  RBS Holdings N.V.                                                                                                                                  134

Notes on the consolidated accounts

27 Changes in operating assets and liabilities
	2016	2015	2014
	€m	€m	€m
Decrease in loans and advances to banks and customers	5,200	2,314	558
Decrease/(increase) in securities	603	(334)	548
Increase in other assets	(52)	(327)	(133)
Decrease in derivative assets	636	2,008	503
Changes in operating assets	6,387	3,661	1,476
Decrease in deposits by banks and customers	(2,732)	(3,659)	(15,100)
Decrease in debt securities in issue	(348)	(614)	(362)
Increase in other liabilities	22	902	21
Decrease in derivative liabilities	(579)	(2,491)	(1,434)
Increase/(decrease) in settlement balances and short positions	73	2	(68)
Changes in operating liabilities	(3,564)	(5,860)	(16,943)
Charges in operating assets and liabilities	2,823	(2,199)	(15,467)

28 Interest received and paid
	2016	2015	2014
	€m	€m	€m
Interest received	137	306	702
Interest paid	(152)	(346)	(338)
	(15)	(40)	364

29 Analysis of cash and cash equivalents
	2016	2015	2014
	€m	€m	€m
At 1 January
- cash	835	2,417	4,836
- cash equivalents	926	295	522
	1,761	2,712	5,358
Net cash outflow	(745)	(951)	(2,646)
At 31 December	1,016	1,761	2,712

Comprising:
Cash and balances at central banks	368	543	1,135
Loans and advances to banks (1)	648	1,037	1,478
Treasury bills and debt securities	—	181	99
Cash and cash equivalents	1,016	1,761	2,712

Note:

(1)    Cash collateral posted with bank counterparties in respect of derivative liabilities is €9 million (2015 - nil, 2014 - €321 million).

The Group had mandatory reserve deposits with central banks of €355 million (2015 - €255 million; 2014 - €190 million).

  RBS Holdings N.V.                                                                                                                                  135

Notes on the consolidated accounts

30 Segmental analysis

In 2015 the progress made by the restructuring programme enabled the Managing Board, as chief operating decision maker, to streamline reporting to a single reportable segment.

Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2016	Netherlands	UK	RoW	Total
	€m	€m	€m	€m
Net interest income	(87)	3	14	(70)
Net fees and commissions	—	5	—	5
Income from trading activities	(64)	157	(1)	92
Other operating income	(11)	(24)	58	23
Total income	(162)	141	71	50

Operating (loss)/profit before tax	(158)	172	78	92
Total assets	2,544	1,055	4,731	8,330
of which assets held for sale	—	—	810	810
Total liabilities	2,414	922	1,949	5,285
of which liabilities held for sale	—	—	219	219
Net (liabilities)/assets attributable to equity owners and non-controlling interests	130	133	2,782	3,045
Contingent liabilities and commitments	5,838	71	55	5,964
Cost to acquire property, plant and equipment and intangible assets	—	—	—	—

2015

Net interest income	(184)	1	77	(106)
Net fees and commissions	(6)	(5)	8	(3)
Income from trading activities	(42)	64	(14)	8
Other operating income	87	8	167	262
Total income	(145)	68	238	161

Operating (loss)/profit before tax	(203)	95	26	(82)
Total assets	6,958	2,021	7,002	15,981
Total liabilities	6,971	1,603	3,745	12,319
Net assets attributable to equity owners and non-controlling interests	(13)	418	3,257	3,662
Contingent liabilities and commitments	5,758	—	731	6,489
Cost to acquire property, plant and equipment and intangible assets	—	—	21	21

2014
Net interest income	(2)	4	127	129
Net fees and commissions	109	(14)	29	124
Income from trading activities	(35)	91	(74)	(18)
Other operating income	(313)	73	173	(67)
Total income	(241)	154	255	168

Operating (loss)/profit before tax	(221)	(15)	163	(73)
Total assets	9,413	4,185	9,953	23,551
Total liabilities	9,365	3,915	6,798	20,078
Net assets attributable to equity owners and non-controlling interests	48	270	3,155	3,473
Contingent liabilities and commitments	6,703	4	1,352	8,059
Cost to acquire property, plant and equipment and intangible assets	—	—	11	11

  RBS Holdings N.V.                                                                                                                                  136

Notes on the consolidated accounts

31 Remuneration of the Managing Board and Supervisory Board

Remuneration of the Managing Board

The Managing Board during the year comprised the following members:

(1) I. van Eeghen (appointed Chairman 7 September 2015).

(2) M. Geslak (stepped down 30 September 2016)

(3) C. Visscher.

All current members of the Managing Board also perform roles in their respective fields elsewhere within RBS Group. As a consequence the following table only summarises total remuneration of the members of the Managing Board paid by RBS Holdings in respect of their functions in RBS Holdings. Remuneration has decreased reflecting a further reduction in size of the Managing Board in 2016 from three to two members.

The remuneration of the Managing Board is presented in aggregate in the table below. RBSG and its subsidiaries adhere to relevant statutory requirements and RBS Group discloses individual remuneration of RBS Group executive directors, compliant with the UK PRA Remuneration Code.

	2016	2015
	€000	€000
Salaries and short-term benefits	361	533
Pensions	39	59
Profit sharing and bonus payments	72	107
Long term incentive plan	10	21
Total	482	720

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

Remuneration of the Supervisory Board

The Supervisory Board during the year comprised the following members:

(1)  M. Bailie

(2)  C. Campbell.

(3)  J. Cummins (stepped down on 1 January 2017).

(4)  M. Klessens.

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

	2016	2015
	€000	€000
Remuneration	80	23

Notes:

(1)     There are no loans from the Group to the Supervisory Board members.

(2)     RBS Holdings N.V. is no longer a Dutch open N.V.

  RBS Holdings N.V.                                                                                                                                  137

Notes on the consolidated accounts

32 Related parties

The Group has a related party relationship with associates, joint ventures, key management and shareholders The UK Government through HM Treasury is the ultimate controlling party of The Royal Bank of Scotland Group plc (‘RBS Group’) which in turn owns 98% of RFS Holdings B.V., the immediate parent company of the Group.

Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. The Group enters into a number of banking transactions with related parties in the normal course of business. These transactions, which include loans, deposits and foreign currency transactions, have taken place on an arm’s length basis. These transactions are carried out on commercial terms and at market rates. Employees are offered preferential terms for certain banking products. No allowances for loan losses have been recognised in respect of loans to related parties in 2016, 2015 and 2014.

Balances with Consortium Members

A substantial part of the business activities of RBS N.V. was successfully transferred to RBS plc by the end of 2013 following an announcement in April 2011 by the Boards of RBSG, RBS plc, RBS Holdings and RBS N.V..

The Group entered into two agreements with RBS plc under which it bought credit protection over the exposures held by the Group that were subject to RBS Group’s Asset Protection Scheme agreement with HM Treasury. These agreements cover 100% of losses on these assets. RBS Group exited the APS effective 18 October 2012. The Group agreements are not impacted by RBS Group’s exit from APS and as a result, there has been no change to these agreements although with effect from 1 January 2013, the Managing Board of RBS Holdings N.V. agreed with RBS plc to reduce the number of covered assets. The assets covered under the agreement at 31 December 2016 was €0.3 billion (2015 - €0.9 billion; 2014 - €1.0 billion). At 31 December 2016 the prepaid fee for the financial guarantee contract had been fully amortised (2015 – fully amortised; 2014 - €9 million carrying value).

Financial assets and liabilities positions held-for-trading with RBS Group include positions of which risks have been transferred to RBS plc. The assets and liabilities cannot be offset under IFRS, however master netting agreements are in place that reduce the credit risk in the assets.

Balances with associates

Pursuant to an agreement dated 22 July 2016 with an associate a certain proportion of any proceeds of sale of RBS N.V.’s investment in that associate up to a maximum of approximately €280 million is payable to that associate.

	Amounts due from	Amounts due from
	holding company and	holding company and
	fellow subsidiaries	fellow subsidiaries
	2016	2015
	€m	€m
Securities and derivatives	968	1,283
Loans and advances	2,768	6,406
Other assets	6	56
Derivatives	1,164	1,473
Due to banks	1,313	2,713
Other liabilities	60	92
Contingent liabilities and commitments	813	560

Disposal groups	(51)	—

  RBS Holdings N.V.                                                                                                                                  138

Notes on the consolidated accounts

Balances with the Dutch State and UK Government

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

At 31 December 2016 there were no transactions outstanding with directors or key management (for the Group this comprises the members of the Managing and Supervisory Boards). Refer to Notes 31 for further details of remuneration of the Managing and Supervisory Boards.

	2016	2015
	€m	€m
Assets
Balances at central banks	368	244

33 Post balance sheet events

RBS Holdings N.V.’s associate Alawwal Bank announced on 25 April 2017 that it was starting merger discussions with Saudi British Bank (SABB).  A 40% stake in Alawwal Bank is the remaining significant shared asset of the RFS Consortium.  Should these negotiations eventually lead to a transaction, based on respective values, we expect that RBS Group would receive a direct interest of approximately 4-5% in the enlarged bank.

There have been no other significant events between 31 December 2016 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

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

The following consolidating information presents condensed balance sheets at 31 December 2016, 2015 and 2014 and condensed income statements, statements of comprehensive income and cash flow statements for the years ended 31 December 2016, 2015 and 2014 of RBSH, RBS N.V. and its subsidiaries.

  RBS Holdings N.V.                                                                                                                                  139

Notes on the consolidated accounts

34 Condensed consolidating financial information continued

Condensed consolidating income statement for the year ended 31 December 2016
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Net interest income	—	(57)	(13)	—	(70)
Results from Group undertakings	56	(50)	—	(6)	—
Non-interest income	—	191	(71)	—	120
Total income	56	84	(84)	(6)	50
Operating expenses	—	(20)	53	—	33
Impairment recoveries	—	8	1	—	9
Operating profit before tax	56	72	(30)	(6)	92
Tax charge	—	(16)	(20)	—	(36)
Profit from continuing operations	56	56	(50)	(6)	56
Loss from discontinued operations, net of tax	(33)	(33)	—	33	(33)
Profit for the year	23	23	(50)	27	23
Attributable to:
Controlling interests	23	23	(50)	27	23

Condensed consolidating statement of comprehensive income for the year ended 31 December 2016
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Profit for the year	23	23	(50)	27	23
Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	(9)	(9)	—	9	(9)
Items that do qualify for reclassification
Group undertakings reserve	23	(9)	—	(14)	—
Available-for-sale financial assets	—	13	(11)	—	2
Currency translation	—	18	2	—	20
Tax credit/(charge)	—	1	—	—	1
Total comprehensive income after tax	37	37	(59)	22	37
Attributable to:
Controlling interests	37	37	(59)	22	37

  RBS Holdings N.V.                                                                                                                                  140

Notes on the consolidated accounts

34 Condensed consolidating financial information continued

Condensed consolidating income statement for the year ended 31 December 2015
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Net interest income	—	(171)	65	—	(106)
Results from Group undertakings	(52)	216	—	(164)	0
Non-interest income	—	(27)	294	—	267
Total income	(52)	18	359	(164)	161
Operating expenses	—	(66)	(72)	—	(138)
Impairment losses	—	—	(105)	—	(105)
Operating (loss)/profit before tax	(52)	(48)	182	(164)	(82)
Tax (charge)/credit	—	(4)	34	—	30
(Loss)/profit from continuing operations	(52)	(52)	216	(164)	(52)
Profit from discontinued operations, net of tax	46	46	—	(46)	46
(Loss)/profit for the year	(6)	(6)	216	(210)	(6)
Attributable to:
Controlling interests	(6)	(6)	216	(210)	(6)

Condensed consolidating statement of comprehensive income for the year ended 31 December 2015
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
(Loss)/profit for the year	(6)	(6)	216	(210)	(6)
Items that do not qualify for reclassification
Actuarial gains on defined benefit plans	2	2	—	(2)	2
Items that do qualify for reclassification
Group undertakings reserve	136	(2)	—	(134)	—
Available-for-sale financial assets	—	54	—	—	54
Cash flow hedges	—	2	—	—	2
Currency translation	—	82	(2)	—	80
Tax (charge)/credit	—	(2)	2	—	—
Total comprehensive income after tax	132	130	216	(346)	132
Attributable to:
Controlling interests	132	130	216	(346)	132

  RBS Holdings N.V.                                                                                                                                  141

Notes on the consolidated accounts

34 Condensed consolidating financial information continued

Condensed consolidated income statement for the year ended 31 December 2014
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Net interest income	—	32	97	—	129
Results from Group undertakings	(118)	183	—	(65)	—
Non-interest income	—	(126)	165	—	39
Total income	(118)	89	262	(65)	168
Operating expenses	—	(171)	(59)	—	(230)
Impairment (losses)/profit	—	(18)	7	—	(11)
Operating (loss)/profit before tax	(118)	(100)	210	(65)	(73)
Tax charge	—	(18)	(27)	—	(45)
(Loss)/profit from continuing operations	(118)	(118)	183	(65)	(118)
Profit from discontinued operations, net of tax	18	18	—	(18)	18
(Loss)/profit for the year	(100)	(100)	183	(83)	(100)
Attributable to:
Controlling interests	(100)	(100)	183	(83)	(100)

Condensed consolidating statement of comprehensive income for the year ended 31 December 2014
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
(Loss)/profit for the year	(100)	(100)	183	(83)	(100)
Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	(8)	(8)	—	8	(8)
Items that do qualify for reclassification
Group undertakings reserve	903	5	—	(908)	—
Available-for-sale financial assets	—	817	8	—	825
Cash flow hedges	—	(3)	—	—	(3)
Currency translation account	—	85	(3)	—	82
Tax charge	—	(1)	—	—	(1)
Total comprehensive income after tax	795	795	188	(983)	795
Attributable to:
Controlling interests	795	795	188	(983)	795

  RBS Holdings N.V.                                                                                                                                  142

Notes on the consolidated accounts

34 Condensed consolidating financial information continued

Condensed consolidating balance sheet as at 31 December 2016
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	Adjustments	RBSH Group
	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	-	317	51	-	368
Loans and advances to banks	-	3,897	1,380	(2,082)	3,195
Loans and advances to customers	-	184	4	-	188
Amounts due from ultimate holding company	-	142	-	-	142
Debt securities and equity shares	-	50	467	-	517
Settlement balances	-	10	-	-	10
Derivatives	-	2,173	-	(592)	1,581
Deferred taxation	-	1	-	-	1
Prepayments, accrued income and other assets	-	57	1,461	-	1,518
Investment in Group Undertakings	3,045	2,143	-	(5,188)	-
Assets of disposal groups	-	810	-	-	810
Total assets	3,045	9,784	3,363	(7,862)	8,330

Liabilities and equity
Deposits by banks	-	3,274	208	(2,082)	1,400
Customer accounts	-	230	-	-	230
Debt securities in issue	-	55	-	-	55
Settlement balances and short positions	-	48	-	-	48
Derivatives	-	1,244	592	(592)	1,244
Accruals, deferred income and other liabilities	-	230	399	-	629
Deferred taxation	-	1	21	-	22
Subordinated liabilities	-	1,438	-	-	1,438
Liabilities of disposal groups	-	219	-	-	219
Total equity	3,045	3,045	2,143	(5,188)	3,045
Total liabilities and equity	3,045	9,784	3,363	(7,862)	8,330

  RBS Holdings N.V.                                                                                                                                  143

Notes on the consolidated accounts

34 Condensed consolidating financial information continued
Condensed consolidating balance sheet as at 31 December 2015
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	Adjustments	RBSH Group
	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	-	353	190	-	543
Loans and advances to banks	35	8,268	2,506	(3,878)	6,931
Loans and advances to customers	-	2,095	98	-	2,193
Amounts due from ultimate holding company	-	138	-	-	138
Debt securities and equity shares	-	436	1,703	-	2,139
Settlement balances	-	71	-	-	71
Derivatives	-	2,718	3	(500)	2,221
Deferred taxation	-	10	-	-	10
Prepayments, accrued income and other assets	-	162	1,573	-	1,735
Investment in Group undertakings	3,659	2,440	-	(6,099)	-
Total assets	3,694	16,691	6,073	(10,477)	15,981

Liabilities and equity
Deposits by banks	32	4,547	2,275	(3,878)	2,976
Customer accounts	-	1,286	195	-	1,481
Debt securities in issue	-	403	-	-	403
Settlement balances and short positions	-	36	-	-	36
Derivatives	-	1,857	504	(500)	1,861
Accruals, deferred income and other liabilities	-	447	601	-	1,048
Deferred taxation	-	-	58	-	58
Subordinated liabilities	-	4,456	-	-	4,456
Total equity	3,662	3,659	2,440	(6,099)	3,662
Total liabilities and equity	3,694	16,691	6,073	(10,477)	15,981

  RBS Holdings N.V.                                                                                                                                  144

Notes on the consolidated accounts

34 Condensed consolidating financial information continued

Condensed consolidating cash flow statement for the year ended 31 December 2016
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Total net cash flows from operating activities	3	3,549	(716)	(140)	2,696
Net cash flows from investing activities	—	220	98	—	318
Net cash flows from financing activities	(3)	(3,887)	—	140	(3,750)
Effects of exchange rate changes on cash and cash equivalents	—	(1)	(8)	—	(9)
Net decrease in cash and cash equivalents	—	(119)	(626)	—	(745)
Cash and cash equivalents at the beginning of the year	—	866	895	—	1,761
Cash and cash equivalents at the end of the year	—	747	269	—	1,016

Condensed consolidating cash flow statement for the year ended 31 December 2015
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Total net cash flows from operating activities	—	(2,287)	504	(26)	(1,809)
Net cash flows from investing activities	—	1,962	83	—	2,045
Net cash flows from financing activities	—	(1,247)	(26)	26	(1,247)
Effects of exchange rate changes on cash and cash equivalents	—	48	12	—	60
Net (decrease)/increase in cash and cash equivalents	—	(1,524)	573	—	(951)
Cash and cash equivalents at the beginning of the year	—	2,390	322	—	2,712
Cash and cash equivalents at the end of the year	—	866	895	—	1,761

Condensed consolidating cash flow statement for the year ended 31 December 2014
				Consolidation
	RBSH	RBS N.V.	Subsidiaries	adjustments	RBSH Group
	€m	€m	€m	€m	€m
Total net cash flows from operating activities	—	(14,583)	440	(219)	(14,362)
Net cash flows from investing activities	—	13,101	(619)	—	12,482
Net cash flows from financing activities	—	(893)	(219)	219	(893)
Effects of exchange rate changes on cash and cash equivalents	—	81	46	—	127
Net decrease in cash and cash equivalents	—	(2,294)	(352)	—	(2,646)
Cash and cash equivalents at the beginning of the year	—	4,684	674	—	5,358
Cash and cash equivalents at the end of the year	—	2,390	322	—	2,712

Other information

The parent company financial statements are included in this condensed consolidating footnote. The number of ordinary shares in issue at 31 December 2016, 2015 and 2014 was 89,287. The total number of authorised ordinary shares amounts to 400,000.

Proposed profit appropriation of RBS Holdings N.V., pursuant to articles 37.2 and 37.3 of the articles of association, is as follows:

	2016	2015	2014
	€m	€m	€m
Release from reserves	23	(6)	(100)

  RBS Holdings N.V.                                                                                                                                  145

Other information

Report of Independent Registered Public Accounting Firm

To the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V.

We have audited the accompanying balance sheet of RBS Holdings N.V. and its subsidiaries (together, the “Group”) as at 31 December 2016, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for year then ended, and notes 1 to 34, and the information identified as ‘audited’ in the Capital and risk management section of the Financial review (“financial statements”). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at 31 December 2016, and the consolidated results of its operations and cash flows for the year then ended, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP
London, United Kingdom
28 April 2017

  RBS Holdings N.V.                                                                                                                                  146

Other information

Report of Independent Registered Public Accounting Firm

To the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V.

We have audited the accompanying consolidated balance sheet of RBS Holdings N.V. and its subsidiaries (the "Group") as at 31 December 2015 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for the years ended 31 December 2015 and 2014, the accounting policies and notes 1 to 34 and the related information identified as ‘audited’ in the Capital and risk management section of the Financial review (“consolidated financial statements”). These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such 2015 and 2014 consolidated financial statements, present fairly, in all material respects, the financial position of RBS Holdings N.V. and its subsidiaries as at 31 December 2015, and the results of their operations and their cash flows for the years ended 31 December 2015 and 2014, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

As discussed in Note 17 to the consolidated financial statements, the accompanying 2015 and 2014 consolidated financial statements have been retrospectively adjusted to present the India business as a discontinued operation.

Deloitte LLP

London, United Kingdom

29 April 2016

(28 April 2017 as to Note 17)

  RBS Holdings N.V.                                                                                                                                  147

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

  RBS Holdings N.V.                                                                                                                                  148

Other information

Proposed profit appropriation

Appropriation of net profit pursuant to articles 37.2 and 37.3 of the articles of association:

	2016	2015	2014
	€m	€m	€m
Release from reserves	23	(6)	(100)

Shares and voting rights

The company’s share capital at 31 December 2016 and 2015 consisted of 89,287 issued and fully paid ordinary shares of €0.56 each. The Company’s authorised share capital amounts to €224,000. It comprises 400,000 ordinary shares, each with a nominal value of €0.56.

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

The code of conduct is available on the RBS Group’s website www.rbs.com  and will be provided to any person without charge, upon request, by contacting Company Secretariat at the telephone number listed on page 193.

  RBS Holdings N.V.                                                                                                                                  149

Additional information

  RBS Holdings N.V.                                                                                                                                  150

Additional information

Financial summary

The Group's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years ended 31 December are presented below.

Summary consolidated income statement	2016	2015	2014	2013	2012
	€m	€m	€m	€m	€m
Net interest income	(70)	(106)	129	171	488
Non-interest income	120	267	39	125	20
Total income	50	161	168	296	508
Operating expenses	33	(138)	(230)	(422)	(1,408)
Profit/(loss) before impairment losses	83	23	(62)	(126)	(900)
Impairment releases/(losses)	9	(105)	(11)	(41)	(63)
Operating profit/(loss) before tax	92	(82)	(73)	(167)	(963)
Tax (charge)/credit	(36)	30	(45)	4	(108)
Profit/(loss) from continuing operations	56	(52)	(118)	(163)	(1,071)
Profit from discontinued operations, net of tax	(33)	46	18	28	72
Profit/(loss) for the year	23	(6)	(100)	(135)	(999)

Attributable to:
Controlling interests	23	(6)	(100)	(135)	(999)

Summary consolidated balance sheet	2016	2015	2014	2013	2012
	€m	€m	€m	€m	€m
Loans and advances	3,525	9,262	11,358	12,299	21,535
Debt securities and equity shares	517	2,139	3,243	15,583	23,782
Derivatives and settlement balances	1,591	2,292	4,472	4,792	7,586
Other assets	2,697	2,288	4,478	7,134	18,051
Total assets	8,330	15,981	23,551	39,808	70,954

Controlling interests	3,045	3,662	3,473	2,942	1,799
Subordinated liabilities	1,438	4,456	5,104	4,951	6,851
Deposits	1,630	4,457	8,112	23,094	37,103
Derivatives, settlement balances and short positions	1,292	1,897	4,589	5,967	9,751
Other liabilities	925	1,509	2,273	2,854	15,450
Total liabilities and equity	8,330	15,981	23,551	39,808	70,954

	2016	2015	2014	2013	2012
Other financial data	%	%	%	%	%
Dividend payout ratio (1)	2,609	—	(300)	—	—
Average owners' equity as a percentage of average total assets	30.8	18.8	9.0	4.2	3.3
Capital ratio - Tier 1	21.2	30.1	24.5	23.2	13.9
Capital ratio - Total	24.1	42.5	33.9	26.1	19.8
Ratio of earnings to fixed charges only (3)
– including interest on deposits	1.76	0.65	0.74	0.63	(0.02)
– excluding interest on deposits	1.87	0.60	0.60	0.18	(3.15)

Notes:

(1)    Dividend payout ratio represents dividends declared on a per share basis as a percentage of net (loss)/profit attributable to ordinary shareholders.

(2)    Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity. Negative ratios have been excluded.

(3)    For this purpose, earnings consist of income before tax plus fixed charges. Fixed charges consist of total interest expense, including or excluding interest on deposits. Deposits include banks and total customer accounts. The coverage deficiency for total fixed charges excluding interest on deposits  is 2015 - €82 million; 2014 - €73 million; 2013 - €167 million; 2012 - €963 million.

  RBS Holdings N.V.                                                                                                                                  151

Additional information

Financial summary continued

Analysis of loans and advances to customers

The following table analyses loans and advances to customers before impairment provisions by remaining maturity, geographical area and type of customer.

		After 1
	Within	but within	After	2016
	1 year	5 years	5 years	Total	2015	2014	2013	2012
	€m	€m	€m	€m	€m	€m	€m	€m
Netherlands
Central and local government	—	1	9	10	52	47	53	58
Manufacturing	2	—	—	2	11	20	11	233
Construction	—	—	—	—	—	—	—	19
Finance	77	6	16	99	462	431	189	174
Service industries and business activities	11	26	71	108	195	190	251	891
Property	—	—	—	—	—	—	—	7
Residential mortgages	—	—	—	—	—	—	223	282
Accrued interest	—	—	1	1	3	(2)	(1)	8
Total domestic	90	33	97	220	723	686	726	1,672

Overseas
US	—	—	—	—	—	—	37	—
Rest of the World	3	5	1	9	1,556	2,967	3,215	5,049
Loans and advances to customers - gross	93	38	98	229	2,279	3,653	3,978	6,721
Loan impairment provisions				(41)	(86)	(114)	(194)	(341)
Loans and advances to customers - net				188	2,193	3,539	3,784	6,380

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

  RBS Holdings N.V.                                                                                                                                  152

Additional information

Average balance sheet and related interest
		2016			2015
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		€m	€m	%	€m	€m	%
Assets
Loans and advances to banks	- Domestic	2,664	—	—	3,825	7	0.2
	- Foreign	4,013	21	0.5	4,063	28	0.7
Loans and advances to customers	- Domestic	219	7	3.2	334	10	3.0
	- Foreign	576	31	5.4	2,456	146	5.9
Amounts due from ultimate holding company	- Domestic	137	11	8.0	135	11	8.1
Debt securities	- Domestic	121	—	—	701	—	—
	- Foreign	1,355	60	4.4	1,383	67	4.8
Interest-earning assets	- banking business (1,2,4)	9,085	130	1.4	12,897	269	2.1
	- trading business (3)	151			830
Interest-earning assets		9,236			13,727
Non-interest-earning assets		2,629			5,323
Total assets		11,865			19,050

Percentage of assets applicable to overseas operations		61.7%			69.5%

Liabilities
Deposits by banks	- Domestic	1,458	4	0.3	1,251	5	0.4
	- Foreign	1,413	14	1.0	1,052	15	1.4
Customer accounts: demand deposits	- Foreign	84	—	—	483	1	0.2
Customer accounts: savings deposits	- Foreign	133	6	4.5	267	14	5.2
Customer accounts: other time deposits	- Domestic	60	4	6.7	117	3	2.6
	- Foreign	218	11	5.0	782	40	5.1
Debt securities in issue	- Foreign	—	—	—	379	8	2.1
Subordinated liabilities	- Domestic	2,402	106	4.4	4,512	204	4.5
Internal funding of trading business	- Foreign	(160)	(1)	0.6	(322)	1	(0.3)
Interest-bearing liabilities	- banking business (1,4)	5,608	144	2.6	8,521	291	3.4
	- trading business (3)	827			792
Interest-bearing liabilities		6,435			9,313
Non-interest-bearing liabilities:
Demand deposits	- Domestic	3			58
	- Foreign	94			198
Other liabilities		1,675			5,905
Total equity		3,658			3,576
Total liabilities equity		11,865			19,050

Percentage of liabilities applicable to overseas operations		64.1%			69.5%

For notes relating to this table see following page.

  RBS Holdings N.V.                                                                                                                                  153

Additional information

Average balance sheet and related interest continued
		2014
		Average
		balance	Interest	Rate
		€m	€m	%
Assets
Loans and advances to banks	- Domestic	4,414	18	0.4
	- Foreign	3,477	30	0.9
Loans and advances to customers	- Domestic	422	22	5.2
	- Foreign	4,380	234	5.3
Amounts due from ultimate holding company	- Domestic	2,428	151	6.2
Debt securities	- Domestic	8,924	20	0.2
	- Foreign	1,280	57	4.5
Interest-earning assets	- banking business (2,4)	25,325	532	2.1
	- trading business (3)	912
Interest-earning assets		26,237
Non-interest-earning assets		6,492
Total assets		32,729

Percentage of assets applicable to overseas operations		41.6%

Liabilities
Deposits by banks	- Domestic	9,056	26	0.3
	- Foreign	1,689	24	1.4
Customer accounts: demand deposits	- Foreign	597	2	0.3
Customer accounts: savings deposits	- Foreign	264	15	5.7
Customer accounts: other time deposits	- Domestic	402	10	2.5
	- Foreign	1,500	67	4.5
Debt securities in issue	- Domestic	52	1	1.9
	- Foreign	421	11	2.6
Subordinated liabilities	- Domestic	4,949	176	3.6
	- Foreign	99	6	6.1
Internal funding of trading business	- Foreign	(410)	7	(1.7)
Interest-bearing liabilities	- banking business (4)	18,619	345	1.9
	- trading business (3)	2,855
Interest-bearing liabilities		21,474
Non-interest-bearing liabilities:
Demand deposits	- Domestic	122
	- Foreign	443
Other liabilities		7,745
Total equity		2,945
Total liabilities equity		32,729

Percentage of liabilities applicable to overseas operations		41.6%

Notes

(1) Interest receivable and interest payable have both been decreased by €2 million in respect of negative interest relating to financial assets that attract negative interest in 2016.

(2) Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(3) Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

(4) Interest receivable has been increased by €81 million (2015 - €139 million; 2014 - €122 million) and interest payable has been increased by €25 million (2015 - €55 million; 2014 - €64 million) to include the discontinued operations of the India business which was sold to the Royal Bank of Scotland plc in February 2017. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(5) The analysis into domestic and foreign has been compiled on the basis of location of office.

  RBS Holdings N.V.                                                                                                                                  154

Additional information

Financial summary continued

Analysis of change in net interest income – volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2016 over 2015			2015 over 2014
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	€m	€m	€m	€m	€m	€m
Interest-earning assets
Loans and advances to banks
Domestic	(1)	(6)	(7)	(1)	(10)	(11)
Foreign	(1)	(6)	(7)	4	(6)	(2)
Loans and advances to customers
Domestic	(4)	1	(3)	(2)	(10)	(12)
Foreign	(103)	(12)	(115)	(112)	24	(88)
Amounts due from ultimate holding company
Domestic	—	—	—	(176)	36	(140)
Debt securities
Domestic	—	—	—	(13)	(7)	(20)
Foreign	(6)	(1)	(7)	2	8	10
Total interest receivable of the banking business
Domestic	(5)	(5)	(10)	(192)	9	(183)
Foreign	(110)	(19)	(129)	(106)	26	(80)
	(115)	(24)	(139)	(298)	35	(263)
Interest-bearing liabilities
Deposits by banks
Domestic	1	(2)	(1)	(29)	8	(21)
Foreign	4	(5)	(1)	(9)	—	(9)
Customer accounts: demand deposits
Foreign	—	(1)	(1)	—	(1)	(1)
Customer accounts: savings deposits
Foreign	—	(8)	(8)	—	(1)	(1)
Customer accounts: other time deposits
Domestic	(3)	4	1	(7)	—	(7)
Foreign	(29)	—	(29)	(36)	9	(27)
Debt securities in issue
Domestic	—	—	—	(1)	—	(1)
Foreign	(8)	—	(8)	(1)	(2)	(3)
Subordinated liabilities
Domestic	(93)	(5)	(98)	(21)	49	28
Foreign	—	—	—	—	(6)	(6)
Internal funding of trading business
Foreign	—	(2)	(2)	(1)	(5)	(6)
Total interest payable of the banking business
Domestic	(95)	(3)	(98)	(58)	57	(1)
Foreign	(33)	(16)	(49)	(47)	(6)	(53)
	(128)	(19)	(147)	(105)	51	(54)
Movement in net interest income
Domestic	90	(2)	88	(134)	(48)	(182)
Foreign	(77)	(3)	(80)	(59)	32	(27)
	13	(5)	8	(193)	(16)	(209)

  RBS Holdings N.V.                                                                                                                                  155

Additional information

Financial summary continued

Loan impairment provisions

For a discussion of the factors considered in determining the amount of the provisions, refer to the accounting policy on page 86 and ‘Critical Accounting policies and key sources of estimation uncertainty’ on page 93. The following table shows the movements in loan impairment provisions.

	2016	2015	2014	2013	2012
	€m	€m	€m	€m	€m
Provisions at the beginning of the year
Domestic	37	41	88	155	242
Foreign	49	73	107	186	1,330
	86	114	195	341	1,572
Transfer from/(to) disposal groups
Domestic	—	—	—	29	—
Foreign	(10)	—	—	7	(171)
	(10)	—	—	36	(171)
Currency translation and other adjustments
Domestic	3	5	(1)	46	—
Foreign	(5)	8	(6)	(5)	(74)
	(2)	13	(7)	41	(74)
Disposals of businesses
Domestic	—	—	—	(38)	(50)
Foreign	(2)	—	—	(53)	(512)
	(2)	—	—	(91)	(562)
Amounts written-off
Domestic	—	—	(3)	(70)	(50)
Foreign	(39)	(19)	(27)	(33)	(403)
	(39)	(19)	(30)	(103)	(453)
Recoveries of amounts previously written-off
Domestic	4	3	1	1	7
Foreign	2	2	3	8	5
	6	5	4	9	12
(Released)/charged to income statement (1)
Domestic
- continuing operations	(4)	(12)	(44)	(35)	6
Foreign
- continuing operations	(2)	(13)	(4)	(4)	9
- discontinued operations	8	(2)	—	1	2
	2	(27)	(48)	(38)	17
	—	—	—	—	—
Provisions at the end of the year
Domestic	40	37	41	88	155
Foreign	1	49	73	107	186
	41	86	114	195	341
Loan impairment provisions at end of year:
Customers	41	86	114	194	341
Banks	—	—	—	1	—
	41	86	114	195	341

Gross loans and advances to customers
Domestic	220	723	686	684	1,672
Foreign	9	1,556	2,967	3,252	5,049
	229	2,279	3,653	3,936	6,721

  RBS Holdings N.V.                                                                                                                                  156

Additional information

Financial summary continued
	2016	2015	2014	2013	2012
	€m	€m	€m	€m	€m
Closing customer provisions as a % of gross loans and advances to customers (2)
Domestic	18.2%	5.1%	6.0%	12.1%	9.3%
Foreign	11.1%	3.1%	2.5%	3.3%	3.7%
Total	17.9%	3.8%	3.1%	4.9%	5.1%

Customer charge to income statement for continuing operations as a % of gross loans and advances to customers
Domestic	(1.8%)	(1.7%)	(6.4%)	(4.8%)	0.4%
Foreign	(22.2%)	(0.9%)	(0.1%)	(0.1%)	(0.1%)
Total	0.9%	(1.2%)	(1.3%)	(0.9%)	0.2%

Average loans and advances to customers (gross)	795	2,941	4,771	8,066	18,913

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	0.3%	(0.9%)	(1.0%)	—	—
Amounts written-off (net of recoveries) - customers	4.2%	0.5%	0.5%	1.1%	2.2%

Notes:

(1)    Includes €2 million in 2012 relating to loans and advances to banks. Net of recoveries/(recharges) under the APS back-to-back agreement.

(2)    Excludes provisions against loans and advances to banks.

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	2016		2015		2014		2013		2012
		% of loans		% of loans		% of loans		% of loans		% of loans
	Closing	to total	Closing	to total	Closing	to total	Closing	to total	Closing	to total
	provision	loans	provision	loans	provision	loans	provision	loans	provision	loans
	€m	%	€m	%	€m	%	€m	%	€m	%
Domestic
Central and local government	—	4.4	—	2.3	—	1.3	—	1.3	—	0.9
Manufacturing	—	0.9	—	0.5	—	0.5	—	0.3	(3)	3.5
Construction	—	—	—	—	—	—	—	—	—	0.3
Service industries and business activities	35	47.2	34	8.5	33	5.2	53	6.3	118	13.3
Finance	3	43.2	3	20.3	8	11.8	14	4.8	14	2.6
Property	—	—	—	—	—	—	—	—	—	0.1
Individuals
– home mortgages	—	—	—	—	—	—	22	5.6	24	4.2
– other	—	—	—	—	—	—	—	—	7	—
Accrued interest	—	0.4	—	0.1	—	—	—	—	—	0.1
Total domestic	38	96.1	37	31.7	41	18.8	89	18.3	160	24.9
Foreign	1	3.9	47	68.3	68	81.2	92	81.7	146	75.1
Impaired book provisions	39	100	84	100	109	100	181	100	306	100
Latent book provisions	2		2		5		13		35
Total provisions	41		86		114		194		341

  RBS Holdings N.V.                                                                                                                                  157

Additional information

Financial summary continued
Analysis of write-offs
The following table analyses write-offs by geographical area and type of domestic customer.

	2016	2015	2014	2013	2012
	€m	€m	€m	€m	€m
Domestic
Manufacturing	—	—	—	7	—
Finance	—	—	—	—	1
Service industries and business activities	—	—	3	63	10
Property	—	—	—	—	39
Total domestic	—	—	3	70	50
Foreign	39	19	27	33	403
Total write-offs	39	19	30	103	453

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2016	2015	2014	2013	2012
	€m	€m	€m	€m	€m
Domestic
Manufacturing	1	1	—	—	7
Finance	3	2	1	—	—
Service industries and business activities	—	—	—	1	—
Total domestic	4	3	1	1	7
Foreign	2	2	3	8	5
Total recoveries	6	5	4	9	12

Forbearance

The table below shows loans whose terms were subject to forbearance during the year that are unimpaired: either the loan was performing both before and after or it was non-performing before and subsequently transferred to the performing book. Loans subject to forbearance with impairment provisions continue to be reported as impaired loans.

	2016	2015	2014	2013	2012
	€m	€m	€m	€m	€m
Forbearance loans (1)	—	7	—	—	194

Note:

(1)    Loans subjected to forbearance include only those arrangements above thresholds set by the business, ranging from nil to €10 million.

  RBS Holdings N.V.                                                                                                                                  158

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

	2016	2015	2014	2013	2012
	€m	€m	€m	€m	€m
Impaired loans (1)
Domestic	47	84	130	178	253
Foreign	—	49	73	132	253
Total	47	133	203	310	506

Accruing loans which are contractually overdue 90 days or more as to principal or interest
Total	—	—	—	—	—
Total REIL	47	133	203	310	506

Closing provisions for impairment as a % of total REIL	66.0%	64.7%	56.2%	62.6%	67.4%
REIL as a % of gross lending to customers	20.5%	5.8%	5.6%	7.9%	7.5%

Note:

(1)    The write off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio). The coverage ratio reduces if the loan written off carries a higher than average provision and increases if the loan written off carries a lower than average provision. There were no Impaired loans at 31 December 2016 whose terms were subject to forbearance (2015 and 2014 - €nil).

	2016	2015	2014	2013	2012
	€m	€m	€m	€m	€m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
Domestic	—	—	23	24	20
Foreign	—	2	8	22	34
	—	2	31	46	54

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2016	2015	2014	2013	2012
	€m	€m	€m	€m	€m
Potential problem loans	4	5	10	9	27

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

  RBS Holdings N.V.                                                                                                                                  159

Additional information

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

The table below sets out cross border exposures greater than 0.5% of the Group’s total assets.

	2016
	Banks	Other	Total	2015	2014
	€m	€m	€m	€m	€m
United Kingdom	27	144	171	1,646	1,413
Brazil	—	65	65	72*	78*
Austria	37	—	37*	50*	380
United States	8	25	33*	429	662
India	—	—	—	386	588
Qatar	—	—	—	196	229
* less than 0.5% of the Group's total assets

Analysis of deposits – product analysis
The following table analyses deposits by type and geographical area.
	2016	2015	2014
	€m	€m	€m
Netherlands
Deposits
- interest-free	164	185	285
- interest-bearing	912	1,002	1,612
Total domestic offices	1,076	1,187	1,897
Overseas
Deposits
- interest-free	237	1,502	2,734
- interest-bearing	317	1,768	3,481
Total overseas offices	554	3,270	6,215
Total deposits	1,630	4,457	8,112

Overseas
US	—	3	82
Rest of the World	554	3,267	6,133
Total overseas offices	553	3,270	6,215

Certificates of deposit and other time deposits
The following table shows details of certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

		Over 3	Over 6
		months	months
	Within	but within	but within	Over
	3 months	6 months	12 months	12 months	Total
2016	€m	€m	€m	€m	€m
Domestic
Other time deposits	257	—	—	46	303

Overseas
Other time deposits	—	—	100	51	151
	257	—	100	97	454

  RBS Holdings N.V.                                                                                                                                  160

Additional information

Financial summary continued

Short-term borrowings

The table below shows details of short-term borrowings, relating to repurchase agreements.

	2016	2015	2014
At year end
- balance (€m)	—	—	638
- weighted average interest rate	—	—	0.7%

During the year
- maximum balance (€m)	—	664	11,770
- average balance (€m)	—	191	7,657
- weighted average interest rate	—	0.5%	0.1%

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations
The table below summarises other contractual cash obligations by payment date.

	0 – 3	3 – 12	1 – 3	3 – 5	5 – 10
	months	months	years	years	years
	€m	€m	€m	€m	€m
Operating leases:
2016	2	4	3	—	—
2015	5	12	22	15	15
2014	5	10	15	13	19

Note:

(1)    No obligations extend beyond 10 years.

The Group's undrawn formal facilities, credit lines and other commitments to lend were €76 million (2015 - €440 million; 2014 - €648 million). While the Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.

	March	February	January	December	November	October
US dollars per €1	2017	2017	2017	2016	2016	2016
Noon Buying Rate
High	1.09	1.08	1.08	1.08	1.11	1.12
Low	1.05	1.06	1.04	1.04	1.06	1.09

		2016	2015	2014	2013	2012
Noon Buying Rate
Period end rate		1.06	1.09	1.22	1.38	1.32
Average rate for the period (1)		1.10	1.10	1.32	1.33	1.29

Consolidation rate (2)
Period end rate		1.06	1.09	1.28	1.38	1.32
Average rate for the period		1.11	1.10	1.24	1.33	1.29

Notes:

(1)    The average of the Noon Buying Rates on the last business day of each month during the year.

(2)    The rates used by the Group for translating US dollars into euro in the preparation of its financial statements.

(3)    On 21 April 2017, the Noon Buying Rate was €1.00 = $1.0694.

  RBS Holdings N.V.                                                                                                                                  161

Additional information

Economic and monetary environment

Netherlands GDP grew by 2.1% in 2016, similar to the 2.0% recorded in 2015. The rate of unemployment fell to 5.1% in December 2016 from 6.4% in December 2015. Inflation averaged 0.3% in 2016 compared with 0.6% in 2015.

In a healthy job market, the number of people in work in the UK increased by 350,000 and unemployment fell below 5% for the first time since 2005. With inflation of 1.6%, wage growth of 2.8% provided a modest boost to consumers’ spending power. Business profitability remained strong and business investment fell by around 2%. House price inflation moderated, but at 5% remained high.

The main development in 2016 was the fall in the value of sterling, which finished the year down 15%, 10% of that happening after the EU referendum. That quickly fed through to higher import costs, with producers’ input prices rising by 16%, squeezing firms’ margins. The Bank of England expects consumer price inflation to reach around 2.75% in 2017 and 2018, above the target set by Parliament. However, the Bank of England has not raised interest rates to moderate inflation. Rather, in August it cut Bank Rate to 0.25%. That reflected its concern that leaving the European Union would lead growth to slow and inflation to undershoot the target. In addition, the Bank of England tends to disregard inflation caused by a currency change unless it feeds through to wages.

Eurozone area growth slowed slightly to 1.7% from 1.8%. Unemployment remained close to 10%. With inflation still close to zero, the European Central Bank reduced interest rates and expanded its quantitative easing programme.

Reflecting continued modest growth, 1.6%, rising employment, two million, and falling unemployment, 4.7%, the US Federal Reserve raised the target range for its main interest rate by 0.25% to 0.5-0.75% in December 2016.

While the year opened with considerable market volatility, which reflected concerns about the outlook for China, growth there was 6.7%, reflecting actions by the authorities to boost activity. That had beneficial spill over effects among some of China’s trading partners.

Despite continued growth and low unemployment in the UK, markets continue to expect interest rates to remain low. At the year’s end, the first rise in Bank Rate was expected around mid-2019. While that partly reflects the Bank of England’s response to the EU referendum result, more important are structural factors; slower global growth, higher levels of desired saving and lower levels of desired investment, which have been pushing down real interest rates for some time and which are likely to persist.

Supervision

Netherlands

RBSH Group is regulated in the Netherlands De Nederlandsche Bank (DNB). The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten (AFM) is responsible for the conduct supervision.

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

  RBS Holdings N.V.                                                                                                                                  162

Additional information

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

  RBS Holdings N.V.                                                                                                                                  163

Additional information

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

  RBS Holdings N.V.                                                                                                                                  164

Additional information

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

Other jurisdictions

RBSH Group is licensed to operate in about ten countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central bank.

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

Stock exchange listings

None of the shares in the Group are listed.

Issued share capital

The issued share capital of RBS N.V. consists of 89,287 ordinary shares with a nominal value of €0.56 each.

  RBS Holdings N.V.                                                                                                                                  165

Additional information

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

Although the portfolio of covered assets included assets recorded on the Group’s balance sheet, RBSH Group was not entitled to benefit under this contract.

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

Dividends

The Group's policy is to pay dividends on ordinary shares taking account the capital position and prospects. For further information on the payment of dividends, see page 82.

Off-balance sheet arrangements

RBSH Group has no off-balance sheet arrangements that have or are reasonably likely to have an adverse effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

For further information on off-balance sheet commitments and contingent liabilities see Note 26 to the Financial Statements.

  RBS Holdings N.V.                                                                                                                                  166

Additional information

Risk factors

Set out below are certain risk factors that could adversely affect the financial position, results of operations, reputation or execution of the target end-state plan of RBS Holdings N.V. and its subsidiaries (collectively, the “RBSH Group”) and cause them to be materially different from what is expected. RBSH Group is a subsidiary of The Royal Bank of Scotland Group plc (“RBSG” and, together with its subsidiaries, the “RBS Group”) and depends on the RBS Group to conduct its operations. Accordingly, a number of risk factors described below which relate to RBSG and the RBS Group will also be of relevance to the RBSH Group and the occurrence of any such risks could also directly or indirectly impact the RBSH Group’s financial position, results of operations, reputation or execution of its target end-state plan. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the RBSH Group.

The RBSH Group has formulated a target end state plan designed to decrease financial and regulatory risk and comprising the further winding-down of its business so as to be in a position to hand back its banking licence in the Netherlands. A number of steps remain to be completed, including the transfers or sale of the remaining business activities of The Royal Bank of Scotland N.V. (“RBS N.V.”) to The Royal Bank of Scotland plc (“RBS plc”) and/or third parties and any delay in the execution or non-completion of these steps, including the approved transfers or sale of such business activities, may prevent the RBSH Group from finalising the target end state plan within the time frames contemplated, or at all, which may in turn have a material adverse effect on the RBSH Group.

As part of the implementation of the RBS Group’s transformation programme, the RBS Group has been implementing the transfers of a substantial part of the business activities of RBS N.V. to RBS plc and third parties (the “Transfers”). The Transfers have been carried out since 2011 and a substantial part of the business activities of RBS N.V. have been successfully transferred to RBS plc or sold to third parties.

In 2015, the RBSH Group formulated a target end state plan with continued focus on completing the planned Transfers and certain other steps with a view to further winding-down its remaining operations. Upon completion of certain of these steps, the RBSH Group may relinquish its remaining banking licence in The Netherlands.

The RBSH Group’s ability to wind-down its operations and to complete all Transfers and other necessary steps within the time frames contemplated, or at all, depends on a number of factors, including factors not entirely within the RBSH Group’s control. For example, the execution of the RBSH Group’s target end-state plan requires the approval of and close cooperation with its regulators in

The Netherlands, the United Kingd om and the other jurisdictions in which the RBSH Group operates. Regulators may not approve the sales, Transfers or other actions related to the target end-state plan within the time frames contemplated, or at all. Moreover, the execution of the target end state plan may be delayed due to noteholder or third party consent requirements. In addition, adverse market conditions may cause delays in the execution of the RBSH Group’s target end-state plan as it may not be able to complete the Transfers on a timely basis or may affect the RBSH Group’s financial condition if it cannot complete the planned Transfers at prices which would otherwise be attractive to it.

The occurrence of any of the risks described above could have a material adverse effect on the RBSH Group’s ability to execute its target end-state plan and pending the completion thereof, may adversely affect its business, results of operations, financial condition and/or capital position. Due to evolving regulatory circumstances, the RBS Group may also revisit the RBSH Group’s current target end-state plan, including handing back its banking licence in The Netherlands.

The RBS Group and the RBSH Group are subject to political risks, including economic, regulatory and political uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union (EU Referendum) which could adversely impact the RBS Group’s business, results of operations, financial condition and prospects.

In a referendum held on 23 June 2016, a majority voted for the UK to leave the European Union (EU). There is now prevailing uncertainty relating to the timing of the UK’s exit from the EU, as well as the negotiation and form of the UK’s relationships with the EU, with other multilateral organisations and with individual countries at the time of exit and beyond. The exit process was triggered by the UK government on 23 March 2017, Article 50 of the Treaty on the EU stipulates that a maximum two year period of negotiation will begin from that date to determine the new terms of the UK’s exit from the EU ad set the framework for the UK’s new relationship with the EU, after which period its EU membership and all associated treaties will cease to apply, unless some form of transitional arrangement encompassing those associated treaties is agreed or there is unanimous agreement amongst EU member states and the European Commission to extend the negotiation period.

The direct and indirect effects of the UK’s decision to leave the EU are expected to affect many aspects of the RBS Group’s business, including as described elsewhere in these risk factors, and may be material. During the period in which the UK is negotiating its exit from the EU, the RBS Group may face an increasingly uncertain operating environment.

  RBS Holdings N.V.                                                                                                                                  167

Additional information

Risk factors continued

The longer term effects of the EU Referendum on the RBS Group’s operating environment are difficult to predict, and subject to wider global macro-economic trends and events, but are likely to significantly impact the RBS Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland (ROI), Europe and potentially the global economy. These longer-term effects may endure until the bilateral and multilateral trading and economic relationships between the UK, the EU, members of the World Trade Organisation and other key trading partners are agreed, implemented and settled.

There is related uncertainty as to the respective legal and regulatory arrangements under which the RBS Group and its subsidiaries (including potentially the RBSH Group and its subsidiaries) will operate when the UK is no longer a member of the EU. In addition, the RBS Group and its counterparties may no longer be able to rely on the EU passporting framework for financial services and could be required to apply for authorisation in multiple jurisdictions in the EU, the costs, timing and viability of which is uncertain. This uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the RBS Group’s and the RBSH Group’s operations or legal entity structure, including attendant restructuring costs, capital requirements and tax implications and, as a result, adversely impact the RBS Group’s profitability, business model and/or capital position. See also “Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect on the RBSH Group.”

Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect on the RBSH Group.

The exit from the European Union by the UK following the EU Referendum may result in one or more structural and reorganisation changes being implemented within the RBS Group, in addition to those currently planned for. Current proposed changes to the European prudential regulatory framework for banks and investment banks may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU which may apply to the RBS Group once the UK has formally exited the EU.

One of the proposals would impose a requirement for any third country banks with two or more institutions within the EU to establish a single intermediate parent undertaking in the European Union. These are currently draft proposals which, if adopted, are not expected to come into force until after the implementation deadline for the UK ring fencing regime (1 January 2019). The RBS Group is currently assessing how these proposals, if adopted, may impact the RBS Group and its current restructuring plans to implement the UK ring-fencing regime. If implemented, the impact of these proposals could be material given the expectation that both the ring-fenced banking entities organised as a sub-group (the “RFB”) and the non-ring fenced group would continue to carry out operations in the EU. If adopted, these proposals would require further additional restructuring of the RBS Group’s operations and legal structure, including with respect to the RBSH Group, in addition to the changes already planned to be implemented for the purposes of compliance with the UK ring-fencing regime and any other changes required to be implemented as a result of other regulatory, political or strategic developments and could result in material additional capital requirements and have adverse tax implications.

Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group. These changes could have a material adverse effect on the RBSH Group.

The requirement to “ring-fence” retail banking operations was introduced under the UK Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”) and adopted through secondary legislation (the “UK ring-fencing regime”). These reforms form part of a broader range of structural reforms of the banking industry seeking to improve the resilience and resolvability of banks and which range from structural reforms (including ring-fencing) to the implementation of a new recovery and resolution framework (which in the UK will incorporate elements of the ring-fencing regime).

On 30 September 2016, the RBS Group announced plans for its future ring-fencing compliant structure. By the end of 2018, the RBS Group intends to place the majority of its UK and Western European banking business in ring-fenced banking entities organised as a sub-group under an intermediate holding company named NatWest Holdings Limited which will be a direct subsidiary of RBSG and will ultimately assume ownership of National Westminster Bank Plc, Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) and Ulster Bank Ireland DAC (Ulster Bank). As a result, National Westminster Bank Plc will no longer be a subsidiary of RBS plc. The NatWest Markets franchise (formerly known as the Corporate and Institutional Banking business), the RBS International business, as well as the RBSH Group’s remaining operations in case the Transfers have not been completed by 1 January 2019, will be outside the ring-fence in other banking subsidiaries of RBSG.

  RBS Holdings N.V.                                                                                                                                  168

Additional information

Risk factors continued

As part of this restructuring, in mid-2018, the majority of existing personal, private, business and commercial customers of RBS plc will be transferred to the RFB, specifically to National Westminster Bank Plc and Adam & Company PLC which (on the same day) will be renamed The Royal Bank of Scotland plc. At the same time, RBS plc (which will sit outside the RFB) will be renamed NatWest Markets Plc to bring its legal name in line with the rebranding of the NatWest Markets franchise which was initiated in December 2016, and will continue to operate the NatWest Markets franchise as a direct subsidiary of RBSG.

As a result of the changes described above, the establishment of the RFB sub-group will have a material impact on how the RBS Group conducts its business and requires a significant legal and organisational restructuring of the RBS Group and the transfer of large numbers of assets, liabilities and customers between legal entities and the realignment of employees which started in early 2017. The RBS Group is still considering whether a number of its current activities will be conducted within or outside of the RFB. The RBS Group’s final ring-fenced legal structure and the actions taken to achieve it, remain subject to, amongst other factors, additional regulatory, board and other approvals as well as employee representative information and consultation procedures.

In particular, transfers of assets and liabilities through a ring-fencing transfer scheme are now subject to review by an Independent Skilled Person designated by the UK Prudential Regulation Authority in advance of commencing the formal court process in late 2017 prior to such transfers and migrations taking place in 2018, which may result in amendments being required to be made to the RBS Group’s current plan and in delays in the implementation of the UK ring-fencing regime, additional costs and/or changes to the RBS Group’s business.

The implementation of the UK ring-fencing regime involves a number of risks for RBS Group related to both the revised RBS Group structure and also the process of transition to that new structure. There is no certainty that the RBS Group will be able to complete the legal restructuring and migration of customers by 1 January 2019 or in accordance with future rules and the consequences of non-compliance are currently uncertain. Were this to be the case or were there to be changes to the RBSH Group’s target end-state plan, the RBSH Group may be adversely affected by such changes and this might require the transfer of certain of the remaining RBSH Group’s activities between the RFB and outside the ring-fenced back.

Some of the risks relating to the implementation of the UK ring-fencing regime are described below :

•         As part of the establishment of the RFB, the RFB will need to operate independently from the other RBS Group entities outside of the RFB (including the RBSH Group entities) and as a result material changes may need to be made to the RBS Group’s and the RBSH Group’s existing corporate governance structure to ensure the RFB’s independence. This new structure may result in divergences between the various governance bodies within the RBS Group and create operational challenges. In addition, the RBS Group and the RBSH Group may experience difficulties in attracting qualified candidates to occupy these new positions and the new governance structure may result in an increase in overhead and compliance costs.

•         As a result of the ring-fence, subject to certain exceptions, entities outside the RFB will no longer be able to undertake retail or protected activities, including the accepting of European Economic Area retail deposits which must be carried out exclusively within the RFB. The RBS Group is still considering whether a number of current activities will be conducted within or outside of the RFB, which may impact the operations of the entities outside the RFB.

•         The RBSH Group currently receives certain services from, and provides other services to, entities within the RBS Group and has access to the infrastructure of the RBS Group which the RBSH Group currently requires in order to operate its business. In order to comply with the requirements of the UK ring-fencing regime, entities outside the RFB will need to revise their operations infrastructure so as to comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing rules, including in areas such as information technology (IT) infrastructure, human resources and critical service providers which may involve associated execution risks and may result in increased costs. Arrangements currently in place between the RFB and other RBS Group entities outside the RFB will need to be reviewed in light of these requirements and the requirement that all such transactions take place on an arm’s-length basis, which may result in increased operational costs for entities outside the RFB which have to rely on third party providers for the provision of such services.

  RBS Holdings N.V.                                                                                                                                  169

Additional information

Risk factors continued

•         The implementation of the UK ring-fencing regime will significantly impact the management of the RBS Group’s treasury operations, including internal and external funding arrangements. The changes required may adversely impact the assessment made by credit rating agencies, creditors and other stakeholders of the credit strength of some of the RFB or other RBS Group entities (including the RBSH Group entities, if applicable) on a standalone basis and the ability of the other RBS Group entities (including the RBSH Group entities, if applicable) to meet funding and capital prudential requirements will be dependent on obtaining an adequate credit ratings. There can be no guarantee that such a credit rating will be obtained. The RBSH Group currently receives capital and funding support from the RBS Group, including RBS Group entities which will ultimately be inside the RFB. Restrictions or changes imposed on the ability of the RBS Group to provide intra-group funding, capital or other support directly or indirectly to the RBSH Group entities, may result in funding or capital pressures and liquidity stress for the RBSH Group entities. As a result of the Transfers, the residual RBSH Group has been and will continue to be increasingly reliant on the RBS Group for capital, liquidity and funding support pending its winding-down.

•         Reliance on intragroup exemptions in relation to the calculation of risk-weighted assets and large exposures may not be possible between entities inside and outside the RFB and may result in risk-weighted assets inflation. Intragroup distributions (including payments of dividends) between RFB and other RBS Group entities, will also be prohibited (with the exception of distributions to the RBS Group parent company).

•         The restructuring and planned transfers between RBS Group entities may also result in accounting consequences. Although a number of transfers will be made at book value between fully owned RBS Group entities and will therefore not have an accounting impact, certain transfers will be made at fair value which may result in a profit or loss being recognised by RBS Group entities. In addition, transfers of assets that have related hedging arrangements may result in adverse operational, financial or accounting consequences if the transfer is not consistent with the unaffected continuation of such hedging arrangements.

•         In addition, the proposed transfers may have tax costs, or may impact the tax attributes of each RBS Group entity and the ability to transfer tax losses between RBS Group entities.

•         Conducting the RBS Group’s operations in accordance with the new rules may also result in additional costs (transitional and recurring) following implementation and impact the RBS Group’s profitability. As a result, the implementation of the UK ring-fencing regime could adversely impact the execution of the RBSH Group’s target end-state plan and have a material adverse effect on the RBS Group’s and the RBSH Group’s reputation, results of operations and financial condition.

The RBS Group has been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks, and may adversely impact the RBSH Group.

Since early 2015, the RBS Group has been implementing a major restructuring and transformation programme, articulated around a strategy focused on the growth of its strategic operations in Personal & Business Banking (PBB) and Commercial & Private Banking (CPB) and the further restructuring of the NatWest Markets franchise, to focus mainly on UK and Western European corporate and financial institutions. As part of this programme, the RBS Group also continues to run-down certain of its operations, businesses and portfolios in order to reduce risk-weighted assets as well as the scope and complexity of its activities, including through the run-down of the higher risk and capital intensive assets in Capital Resolution. Throughout 2016, the RBS Group stepped up the run-down of the higher risk and capital intensive assets in Capital Resolution, reducing risk-weighted assets by £14.5 billion.

Part of the focus of this transformation programme is to downsize and simplify the RBS Group, reduce underlying costs, strengthen its overall capital position, improve customer experience and employee engagement, update its operational and technological capabilities, strengthen governance and control frameworks and better position the RBS Group for the implementation of the UK ring- fencing regime by 1 January 2019. Together, these initiatives are referred to as the RBS Group’s “transformation programme”.

The RBS Group may not be able to successfully implement any part of its transformation programme or reach any of its related targets or expectations in the time frames contemplated or at all. The RBS Group’s transformation programme comprises a large number of concurrent actions and initiatives, any of which could fail to be implemented due to operational or execution issues. Implementing the RBS Group’s current transformation (including the restructuring of its NatWest Markets franchise) programme requires further material changes to be implemented within the RBS Group over the medium term concurrent with the implementation of significant structural changes to comply with the UK ring-fencing regime and resulting from the RBS Group’s seeking to comply with its State Aid obligations. This restructuring period will be disruptive, will increase operational and people risks for the RBS Group and the RBSH Group and will continue to divert management resources from the conduct of the RBS Group’s operations and development of its business as well as the execution of the RBSH Group’ target end-state plan. Delays in the execution of all or parts of the RBS Group’s transformation programme, may adversely impact the timeframe and execution of the RBSH Group’s target end-state plan.

  RBS Holdings N.V.                                                                                                                                  170

Additional information

Risk factors continued

Due to changes in the micro and macro-economic and political and regulatory environment in which it operates, in particular as a result of the consequences of the EU Referendum, the RBS Group may also be required to reconsider certain aspects of its current restructuring programme, or the timeframe for its implementation. In particular, there may be a need to further restructure the RBS Group’s Western European operations, including for example, as a result of potential changes in the prudential regulatory framework for banks and investment banks within the EU or if the RBS Group is no longer able to rely on the passporting framework for financial services applicable in the EU. Any such additional restructuring will be likely to increase operational and people risks for the RBS Group and may adversely impact the RBSH Group.

The RBSH Group and the RBS Group are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the RBSH Group’s operations, operating results, reputation, financial position and execution of its target end-state plan.

The RBS Group’s operations remain diverse and complex and the RBS Group and RBSH Group operate in legal and regulatory environments that expose them to potentially significant legal and regulatory actions, including litigation claims and proceedings and civil and criminal regulatory and governmental investigations, and other regulatory risk. Any such ongoing or new disputes, litigation, regulatory and governmental investigations could delay or impair RBSH Group’s ability to wind-down its operations. The RBS Group and the RBSH Group have settled a number of legal and regulatory actions over the past several years but continue to be, and may in the future be, involved in a number of legal and regulatory actions in the US, the UK, Europe and other jurisdictions.

The RBS Group and/or the RBSH Group are involved in ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and arbitration and litigation proceedings (including class action litigation), relating to, among other matters, the offering of securities, including residential mortgage-backed securities (RMBS), conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including structured products and government securities), product mis-selling, customer mistreatment, anti- money laundering, sanctions, anti-terrorism and various other compliance and controls issues.

In the US, ongoing matters involving the RBS Group include various civil and criminal federal and state investigations relating to the securitisation of mortgages, as well as the trading of various forms of asset-backed securities. See pages 131 to 134 for details of matters relating to the RBSH Group. See pages 459 to 474 of the RBS Group’s annual report on Form 20-F for details of matters relating to the RBS Group. While the RBSH Group may not be directly involved in certain matters involving the RBSG Group, any final adverse outcome of those matters, including the imposition of large monetary penalties or fines, may also have an adverse effect on the RBSH Group.

The RBS Group and the RBSH Group continue to cooperate with governmental and regulatory authorities in relation to ongoing regulatory actions. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation. It is expected that the RBS Group and the RBSH Group will continue to have a material exposure to legal and regulatory actions relating to legacy issues in the medium term and that in future periods additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

Settlements, resolutions and outcomes in relation to ongoing legal or regulatory actions may result in material financial fines or penalties, non-monetary penalties, restrictions upon or revocation of regulatory permissions and licences and other collateral consequences and may prejudice both contractual and legal rights otherwise available to the RBS Group and the RBSH Group. The costs of resolving these legal and regulatory actions could individually or in aggregate prove to be substantial and monetary penalties and other outcomes could be materially in excess of provisions, if any, made by the RBS Group and the RBSH Group. New provisions or increases in existing provisions relating to existing or future legal or regulatory actions may be substantial and may have a material adverse effect on the RBS Group’s and/or the RBSH Group’s financial condition and results of operations as well as their reputation. The outcome of on-going claims against the RBS Group and the RBSH Group may give rise to additional legal claims being asserted against the RBS Group and the RBSH Group. Adverse outcomes or resolution of current or future legal or regulatory actions could result in restrictions or limitations on the RBS Group’s and the RBSH Group’s operations, adversely impact the implementation of the RBS Group’s current transformation programme or the execution of the RBSH Group’s target end-state plan and winding-down timetable, as well as their capital position and ability to meet regulatory capital adequacy requirements. Any financial consequences relating to legal or regulatory actions will become proportionally more significant for the RBSH Group as it continues to reduce its balance sheet.

  RBS Holdings N.V.                                                                                                                                  171

Additional information

Risk factors continued

Operational risks are inherent in the RBSH Group’s businesses and these risks are heightened as the RBS Group implements its transformation programme and the RBSH Group implements it target end-state plan, against the backdrop of legal and regulatory changes.Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risks. The RBSH Group has complex and diverse operations and operational risk and losses can result from a number of internal or external factors, including:

•         internal and external fraud and theft from the RBSH Group;

•         compromise of the confidentiality, integrity, or availability of the RBSH Group’s data, systems and services;

•         failure to identify or maintain the RBSH Group’s key data within the limits of the RBSH Group’s agreed risk appetite;

•         failure of the RBSH Group’s technology services due to loss of data, systems or data centre failure or failure by third parties to restore services;

•         failure to appropriately or accurately manage the RBSH Group’s operations, transactions or security;

•         incorrect specification of models used by the RBSH Group, implementing or using such models incorrectly;

•         failure to effectively design, execute or deliver the RBS Group’s transformation programme or the RBSH Group’s target end-state plan;

•         failure to attract retain or engage staff;

•         insufficient resources to deliver change and business-as- usual activity;

•         decreasing employee engagement or failure by the RBSH Group to embed new ways of working and values; or

•         incomplete, inaccurate or untimely statutory, regulatory or management reporting.

Operational risks are and will continue to be heightened as a result of the number of initiatives being concurrently implemented, including the implementation of the RBS Group’s transformation programme, including its cost-reduction programme, the implementation of the UK ring-fencing regime, compliance with the RBS Group’s State Aid obligations, as well as the execution of the RBSH Group’s target end-state plan. Individually, these initiatives carry significant execution and delivery risk and such risks are heightened as their implementation is generally highly correlated and dependent on the successful implementation of interdependent initiatives.

These initiatives are being delivered against the backdrop of ongoing cost challenges and increasing legal and regulatory uncertainty and will put significant pressure on the RBS Group’s and the RBSH Group’s ability to maintain effective internal controls and governance frameworks. Although the RBS Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to mitigate operational risk, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the RBS Group and the RBSH Group. Ineffective management of operational risks could adversely impact the execution of the RBSH Group’s target end-state plan and have a material adverse effect on the RBS Group’s and/or the RBSH Group’s business, financial condition and results of operations.

The RBS Group and the RBSH Group are exposed to cyberattacks and a failure to prevent or defend against such attacks could have a material adverse effect on the RBSH Group’s operations, results of operations or reputation.

The RBS Group and the RBSH Group are subject to cybersecurity attacks which have regularly targeted financial institutions and corporates as well as governments and other institutions and have materially increased in frequency, sophistication and severity in recent years. The RBS Group and the RBSH Group rely on the effectiveness of their internal policies and associated procedures, IT infrastructure and capabilities to protect the confidentiality, integrity and availability of information held on their computer systems, networks and mobile devices, and on the computer systems, networks and mobile devices of third parties on whom they rely.

The RBS Group and RBSH Group take measures to protect themselves from attacks designed to prevent the delivery of critical business processes to their customers. Despite these preventative measures, the RBS Group’s and RBSH Group’s computer systems, software, networks and mobile devices, and those of third parties on whom they rely, are vulnerable to cyberattacks, sabotage, unauthorised access, computer viruses, worms or other malicious code, and other events that have a security impact. Financial institutions, such as the RBS Group and the RBSH Group, with complex legacy infrastructure may be even more susceptible to attack due to the increased number of potential entry points and weaknesses.

Failure to protect the RBS Group’s and RBSH Group’s operations from cyberattacks or to continuously review and update current processes in response to new threats could result in the loss of customer data or other sensitive information as well as instances of denial of service for the RBS Group’s customers.

  RBS Holdings N.V.                                                                                                                                  172

Additional information

Risk factors continued

Regulators in the UK, the US and in Europe have identified cybersecurity as a systemic risk to the financial sector and highlighted the need for financial institutions to improve resilience to cyberattacks and the RBS Group and RBSH Group expect greater regulatory engagement, supervision and enforcement on cybersecurity in the future. The RBS Group and RBSH Group continue to participate in initiatives led by regulators designed to test how major firms respond to significant cyberattacks.

The RBS Group and RBSH Group expect to be the target of continued attacks in the future and there can be no certainty that they will be able to effectively mitigate the impact of such attacks.

Any failure in the cybersecurity or cyber-related crime policies, procedures or capabilities applied by the RBSH Group, could lead to the RBSH Group suffering reputational damage and a loss of customers, regulatory investigations or sanctions being imposed and could have a material adverse effect on the RBSH Group’s results of operations and financial condition.

The RBSH Group’s business performance and financial position could be adversely affected if its capital is not managed effectively or if it is unable to meet its capital targets or capital requirements.

Effective management of the RBSH Group’s capital is critical to its ability to operate its businesses, comply with its regulatory obligations, and implement its target end-state plan. The RBSH Group is subject to extensive regulatory supervision in relation to the levels and quality of capital it is required to hold in connection with its business, including as a result of the transposition of the Basel Committee on Banking Supervision’s regulatory capital framework (Basel III) in Europe by a Directive and Regulation (collectively known as “CRD IV”).

Adequate capital also gives the RBSH Group financial flexibility in the face of continuing turbulence and uncertainty in the global economy. On a fully loaded basis, the RBSH Group’s CET1 ratio was 21.2 % at 31 December 2016 , compared with 21.1% at 31 December 2015.

The RBSH Group plans capital levels based on regulatory requirements, additional internal modelling and stress scenarios.

The RBSH Group’s ability to achieve adequate capital levels depends on a number of factors, including the execution of its target end-state plan and any of the factors described below.

A shortage of capital, which could in turn affect the RBSH Group’s capital ratio, could arise from:

•         a depletion of the RBSH Group’s capital resources through increased costs or liabilities (including pension, conduct and litigation costs), reduced profits or increased losses (which would in turn impact retained earnings), sustained periods of low or lower interest rates, losses on sales or transfers of assets, reduced asset values resulting in write-downs or impairments or accounting charges;

•         an increase in the RBSH Group’s risk weighted assets or in the risk weighting of existing asset classes, including as a result of regulatory or accounting changes; or

•         an increase in the amount of capital that is required to meet the RBSH Group’s regulatory requirements, including as a result of changes to the actual level of risk faced by the RBSH Group, changes in the minimum levels of capital or liquidity required by legislation or by the regulatory authorities or the calibration of capital or leverage buffers applicable to the RBSH Group, including countercyclical buffers, or an increase in the RBSH Group’s view of the management buffer it should hold taking account of, for example, the capital levels or capital targets of the RBSH Group’s peer banks or through the changing views of rating agencies.

Current regulatory proposals or consultations may adversely affect the RBSH Group’s ability to meet its capital requirements, including as a result of final rules and recommendations adopted by the FSB or by European or UK regulators. In particular, on 23 November 2016, the European Commission published a comprehensive package of reforms including proposed amendments to CRD IV and the EU Bank Recovery and Resolution Directive “BRRD”. Although such proposals are currently being considered and discussed among the European Commission, the European Parliament and the European Council and their final form and the timetable for their implementation are not known, such amendments may result in increased or more stringent requirements applying to the RBSG Group or its subsidiaries.

In addition, the Basel Committee and other agencies remain focused on changes that will increase, or recalibrate, measures of risk-weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio. While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that are expected to impact the calculation of risk-weighted assets.

  RBS Holdings N.V.                                                                                                                                  173

Additional information

Risk factors continued

The Basel Committee is currently consulting on new rules relating to the risk weighting of real estate exposures and other changes to risk-weighting calculations, including proposals to introduce floors for the calculation of risk-weighted assets, which could directly affect the calculation of capital ratios. However, given recent delays, the timing and outcome of this consultation is increasingly uncertain.

The Basel Committee is also consulting on a revised standardised measurement approach for operational risk. Certain EU officials have raised concerns in relation to the new proposed rules and there is therefore uncertainty as to the way in which the FSB’s proposals would be implemented in the EU. The new approach for operational risk would replace the three existing standardised approaches for calculating operational risk, as well as the internal model-based approach. The proposed new methodology combines a financial statement-based measure of operational risk, with an individual firm’s past operational losses. While the quantum of impact of these reforms remains uncertain owing to lack of clarity of the proposed changes and the timing of their introduction, the implementation of such initiatives may result in higher levels of risk-weighted assets and therefore higher levels of capital, and in particular CET1 capital, required to be held by the RBSH Group, under Pillar 1 requirements. Such requirements would be separate from any further capital overlays required to be held as part of the RBSH Group’s Pillar 2 buffer requirements with respect to such exposures.

If the RBSH Group is determined to have a shortage of capital as a result of any of the circumstances described above, this may result in the RBSH Group being subject to regulatory interventions and sanctions. The RBSH Group’s regulators may also request that the RBSH Group carry out certain capital management actions or, in an extreme scenario, this may also trigger the implementation of recovery plans. Similarly, if the RBS Group fails to meet its regulatory capital and leverage requirements, it may be exposed to increased regulatory intervention and sanctions, loss of investor or customer confidence, restrictions on distributions or it may be required to reduce further the amount of their risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, including businesses within the RBS Group, each of which may in turn have a material adverse impact on the RBS Group’s and the RBSH Group’s capital position, operations, reputation, financial condition or the execution of RBSH Group’s target end-state plan.

The RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the RBS Group’s credit ratings.

The credit ratings of RBS N.V., as well as those of RBSG, RBS plc and other RBS Group members directly affect the cost of, access to and sources of their financing and liquidity. A number of UK and other European financial institutions, including RBS N.V., RBSG, RBS plc and other RBS Group companies, have been downgraded multiple times in recent years in connection with rating methodology changes and credit rating agencies’ revised outlook relating to regulatory developments, macroeconomic trends and a financial institution’s capital position and financial prospects.

The senior unsecured long-term and short-term credit ratings of RBS N.V. are investment grade by Moody’s, S&P and Fitch. The senior unsecured long-term and short term credit ratings of RBSG are below investment grade by Moody’s, and investment grade by S&P and Fitch. The senior unsecured long-term and short-term credit ratings of RBS plc are investment grade by Moody’s, S&P and Fitch. The outlook for RBS N.V., RBSG and RBS plc by Moody’s is currently positive and is stable for S&P and Fitch.

Rating agencies regularly review the RBS N.V., RBSG and RBS plc entity credit ratings and their ratings of long-term debt are based on a number of factors, including the RBS Group’s and RBSH Group’s financial strength as well as factors not within their control, including political developments and conditions affecting the financial services industry generally. In particular, the rating agencies may further review the RBS N.V., RBSG and RBS Group entity ratings as a result of the implementation of the UK ring-fencing regime, pension and litigation/regulatory investigation risk, including potential fines relating to investigations relating to legacy conduct issues, and other macroeconomic and political developments, including in light of the outcome of the negotiations relating to the shape and timing of the UK’s exit from the EU. A challenging macroeconomic environment, reduced profitability and greater market uncertainty could negatively impact the RBS Group’s and RBSH Group’s performance and potentially lead to credit ratings downgrades which could adversely impact the RBS Group’s and RBSH Group’s ability and cost of funding.

Any further reductions in the long-term or short-term credit ratings of RBS N.V., RBSG or of certain of its subsidiaries (particularly RBS plc), including further downgrades below investment grade, could increase the RBSH Group’s funding and borrowing costs, require the RBSH Group to replace funding lost due to the downgrade and may limit the RBSH Group’s access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, or limit the range of counterparties willing to enter into transactions with the RBSH Group and its subsidiaries, all of which could have a material adverse impact on the RBSH Group’s earnings, cash flow and financial condition.

  RBS Holdings N.V.                                                                                                                                  174

Additional information

Risk factors continued

The RBSH Group’s ability to meet its obligations including its funding commitments depends on the RBSH Group’s ability to access sources of liquidity and funding.

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term funding during prolonged periods in recent years. In 2016, although the RBSH Group’s overall liquidity position remained strong, credit markets experienced elevated volatility and certain European banks, in particular in the peripheral countries of Spain, Portugal, Greece and Italy, remained reliant on the ECB as one of their principal sources of liquidity.

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

In addition, the RBSH Group remains partially reliant on the RBS Group for liquidity and funding support. If the RBSH Group is unable to manage its liquidity resources or requirements, its liquidity position could be adversely affected including if it is unable to repay borrowings as they mature, to meet its obligations under committed financing facilities or to comply with regulatory funding requirements. In a time of reduced liquidity, the RBSH Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on the RBSH Group’s financial condition, results of operations and execution of its target end-state plan.

The RBS Group and RBSH Group’s businesses and financial position could be negatively affected by actual or perceived global economic and financial market conditions and other global risks.

Actual or perceived difficult global economic conditions create challenging economic and market conditions and a difficult operating environment for the RBSH Group’s businesses and its customers and counterparties. The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: political instability, continued slowdown of global growth, an extended period of low inflation and low interest rates and delays in normalising monetary policy. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion, a further weakening of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. In particular, concerns relating to emerging markets, including lower economic growth or recession, concerns relating to the Chinese economy and financial markets, reduced global trade in emerging market economies to which the RBSH Group is exposed or increased financing needs as existing debt matures, may give rise to further instability and financial market volatility. Any of the above developments could impact the RBSH Group directly by resulting in credit losses and indirectly by further impacting global economic growth and financial markets. In addition, the RBSH Group is exposed to the economy of Saudi Arabia through its equity investment in Alawwal Bank (formerly known as “Saudi Hollandi Bank”). With weak global oil prices continuing to drag on growth, Saudi Arabia is experiencing a severe economic downturn .  Despite mitigating factors, such as OPEC’s 30 November 2016 decision to cut the production of crude oil resulting in raising global crude oil prices, the short and medium term outlooks for Saudi Arabia remain uncertain and economic growth continues to be adversely affected. In turn, such developments could impact the share price of Alawwal Bank, and therefore the value of the RBSH Group’s investment therein.

The RBSH Group is also exposed to interest rate and foreign exchange risks. Changes in currency rates, particularly in the euro-sterling and euro-US dollar exchange rates, affect the value of assets, liabilities, income and expenses denominated in non-euro currencies and the reported earnings of the RBSH Group’s non-Eurozone incorporated subsidiaries and may affect the RBSH Group’s reported consolidated financial condition or its income from foreign exchange dealing. Such changes may result from the decisions of the Bank of England, ECB or of the US Federal Reserve or from political events and lead to sharp and sudden variations in foreign exchange rates, such as those seen in the GBP/USD exchange rates during the second half of 2016 following the EU Referendum.

  RBS Holdings N.V.                                                                                                                                  175

Additional information

Risk factors continued

Developments relating to current economic conditions, including those discussed above, could have a material adverse effect on the RBSH Group’s business, financial condition and results of operations, and impede the execution of its target end-state plan as adverse market conditions may result in the RBSH Group not being able to complete planned Transfers on a timely basis or at prices which would otherwise be attractive to it.

In addition, the RBSH Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments, could also adversely affect economic activity and have an adverse effect upon the RBSH Group’s business, financial condition and results of operations.

The financial performance of the RBSH Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.

The RBSH Group has exposure to different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in the RBSH Group’s businesses.

In particular, the RBSH Group has significant exposure to certain individual customers and other counterparties, including in weaker business sectors and geographic markets and also has concentrated country exposure in emerging economies. As the RBSH Group implements its target end-state plan and withdraws from many geographic markets and continues to materially scale down its international activities, the RBSH Group’s relative exposure to certain geographies and counterparties will increase.

Any adverse impact on the credit quality of the RBSH Group’s customers and other counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the RBSH Group’s assets and higher levels of impairment allowances, which could have an adverse effect on the RBSH Group’s operations, financial position or execution of its target end-state plan.

The credit quality of the RBSH Group’s borrowers and its other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets. A further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the RBSH Group’s ability to enforce contractual security rights. Any further deterioration in the outlook the credit quality of these counterparties may require the RBSH Group to make additional provisions, which in turn would reduce earnings and impact the RBSH Group’s profitability.

In addition, the RBSH Group’s credit risk is exacerbated when the collateral it holds cannot be realised as a result of market conditions or regulatory intervention or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the RBSH Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such deteriorations in the RBSH Group’s recoveries on defaulting loans could have an adverse effect on the RBSH Group’s results of operations, financial condition and execution of its target end-state plan.

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

The effectiveness of recent prudential reforms designed to contain systemic risk in the EU and the UK is yet to be tested. Counterparty risk within the financial system or failures of the RBSH Group’s financial counterparties could have a material adverse effect on the RBSH Group’s access to liquidity or could result in losses which could have a material adverse effect on the RBSH Group’s financial condition, results of operations and execution of its target end-state plan.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the RBSH Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write- downs and losses for the RBSH Group and an inability to engage in routine funding transactions.

  RBS Holdings N.V.                                                                                                                                  176

Additional information

Risk factors continued

The RBSH Group’s operations are highly dependent on its and the RBS Group’s IT systems. A failure of such IT systems, including as a result of the lack of or untimely investments, could adversely affect the RBSH Group’s operations and expose the RBSH Group to regulatory sanctions.

The RBSH Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the RBSH Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, are critical to the RBSH Group’s operations.

Any critical system failure, any prolonged loss of service availability or any material breach of data security could cause serious damage to the RBSH Group’s ability to service its customers, could result in significant compensation costs or fines resulting from regulatory investigations and could breach regulations under which the RBSH Group operates.

The RBSH Group depends on the RBS Group’s IT systems. The RBS Group is currently implementing a number of complex initiatives, including its transformation programme, the UK ring-fencing regime and the restructuring of the NatWest Markets franchise, all which put additional strains on the RBS Group’s existing IT systems and, as a result, affect such IT systems on which the RBSH Group relies.

Failure to retain qualified and sufficient staff may adversely impact the RBSH Group.

As a result of the execution of the run-down of its operations, the number of staff employed by the RBSH Group has reduced significantly in recent years. Execution of the RBSH Group’s target end-state plan, including the further winding-down of its operations, depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which includes directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements. In addition, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.

The RBS Group’s evolving strategy and the RBSH Group’s run-down strategy have led to the departure of a large number of experienced and capable employees and may continue to cause experienced staff members to leave and prospective staff members not to join. The lack of continuity of senior management and the loss of important personnel coordinating certain or several aspects of the RBSH Group’s target end-state plan could have an adverse impact on its successful execution and its ability to meet its regulatory commitments. In addition, the RBSH Group has outsourced a number of key functions to RBS Group executives and employees, and is therefore dependent on such executives and employees for the execution of the end-state project.

If the RBSH Group were to relinquish its main banking licence in The Netherlands, a new governance structure will have to be put in place and the RBSH Group may not be able to retain sufficient and qualified staff required to implement this new governance structure.

The RBSH Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the RBSH Group’s key regulators has had and is likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the RBSH Group conducts its business, its results of operations, financial condition and execution of its target end-state plan.

The RBSH Group is subject to extensive laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes. Among others, the implementation and strengthening of the prudential and resolution framework applicable to financial institutions in the UK, the EU and the US, and future amendments to such rules, the adoption of rules relating to the entry into force of CRD IV and the BRRD and certain other measures in the other jurisdictions in which the RBSH Group operates are considerably affecting the regulatory landscape in which the RBSH Group operates, including as a result of the adoption of the rules relating to CRD IV and the BRRD and certain other measures.

Increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, payment systems, and antiterrorism laws and regulations, have resulted in the RBSH Group facing greater regulation and scrutiny in the jurisdictions in which it operates.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the jurisdictions in which the RBSH Group operates have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the RBSH Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

  RBS Holdings N.V.                                                                                                                                  177

Additional information

Risk factors continued

Any of these developments (including failures to comply with new rules and regulations) could have a significant impact on how the RBSH Group conducts its business, its authorisations and licences, the products and services it offers, its reputation and the value of its assets, its operations or legal entity structure and consequently have a material adverse effect on its business, funding costs, results of operations and financial condition.

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the RBSH Group include, but are not limited to, those set out above as well as the following:

•         amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the RBSH Group as well as liquidity and leverage requirements, either on a solo, consolidated or subgroup level, including amendments to the rules relating to the calculation of risk-weighted assets and reliance on internal models and credit ratings as well as rules affecting the eligibility of deferred tax assets;

•         the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under the requirement for banks to maintain at all times a sufficient aggregate amount of own funds and “eligible liabilities” (that is, liabilities that can absorb loss and assist in recapitalising a firm in accordance with a predetermined resolution strategy), known as the minimum requirements for own funds and eligible liabilities (MREL);

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

•         the imposition of restrictions on the RBSH Group’s ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;

•         regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

•         rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•         changes to financial reporting standards (including accounting standards or guidance) and guidance or the timing of their implementation;

•         changes to risk aggregation and reporting standards;

•         changes to corporate governance requirements, senior manager responsibility, corporate structures and conduct of business rules;

•         competition reviews and investigations;

•         financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds, including the European Market Infrastructure Regulation and the Markets in Financial Instruments Directive and Regulation in the EU and the Dodd Frank Wall Street Reform Consumer Protection Act of 2010 in the US;

•         new or increased regulations relating to customer data and privacy protection, including the EU General Data Protection Regulation;

•         the introduction of, and changes to, taxes, levies or fees applicable to the RBSH Group’s operations, such as the imposition of a financial transaction tax, changes in tax rates, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

•         investigations into facilitation of tax evasion or avoidance or the creation of new civil or criminal offences relating thereto;

•         the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in European member states or in other countries, such as the US); and

•         other requirements or policies affecting the RBSH Group, including through the imposition of increased compliance obligations.

•         Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, or failure by the RBSH Group to comply with such laws, rules and regulations, may have a material adverse effect on the RBSH Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the RBSH Group’s ability to engage in effective business, capital and risk management planning.

  RBS Holdings N.V.                                                                                                                                  178

Additional information

Risk factors continued

The RBS Group and the RBSH Group rely on valuation, capital and stress test models to conduct their business, assess their risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro- and macroeconomic environment in which the RBS Group and the RBSH Group operate or findings of deficiencies by the RBSH Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the RBSH Group’s business, capital position or results of operations.

Given the complexity of the RBS Group and the RBSH Group’s business, strategy and capital requirements, the RBSH Group relies on analytical models to manage its business, assess the value of its assets and its risk exposure and anticipate capital and funding requirements, including with stress testing.

Valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be periodically reviewed and updated to maximise their accuracy.

Failure of these models to accurately reflect changes in the environment in which the RBSH Group operates or to be updated in line with the RBS Group’s or the RBSH Group’s business model or operations, or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the RBSH Group’s risk exposure or the risk profile of the RBSH Group’s financial instruments or result in the RBSH Group being required to hold additional capital. The RBSH Group also uses valuation models that rely on market data inputs.

If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the RBSH Group in its forecasts or decision making. Internal stress test models may also rely on different, less severe, assumptions or take into account different data points than those defined by the RBSH Group’s regulators.

Some of the analytical models used by the RBSH Group are predictive in nature. In addition, a number of internal models used by the RBSH Group are designed, managed and analysed by the RBS Group and may inappropriately capture the risks and exposures relating to the RBSH Group’s portfolios.

Some of the RBSH Group’s internal models are subject to periodic review by its regulators and, if found deficient, the RBSH Group may be required to make changes to such models or may be precluded from using any such models, which could result in an additional capital requirement which could have a material impact on the RBSH Group’s capital position.

The RBSH Group could face adverse consequences as a result of decisions which may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on the RBSH Group’s reputation, business, financial condition, results of operations, minimum capital requirements and execution of its target end-state plan.

The reported results of the RBSH Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may reflect amounts which differ from those estimates. Estimates, judgements and assumptions take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the RBSH Group’s results and financial position, based upon going concern, materiality and significant judgements and estimates, include provisions for liabilities, loan impairment provisions and fair value of financial instruments, which are discussed in detail in “Critical accounting policies and key sources of estimation uncertainty” on page 95 IFRS Standards and Interpretations that have been issued by the International Accounting Standards Board (the IASB) but which have not yet been adopted by the RBSH Group are discussed in “Accounting developments” on page 95 Changes in accounting standards or guidance by internal accounting bodies or in the timing of their implementation, whether mandatory or as a result of recommended disclosure relating to the future implementation of such standards could result in the RBSH Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and execution of the target end-state plan of the RBSH Group.

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

  RBS Holdings N.V.                                                                                                                                  179

Additional information

Risk factors continued

In such circumstances, the RBSH Group’s internal valuation models require the RBSH Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. Resulting changes in the fair values of the financial instruments has had and could continue to have a material adverse effect on the RBSH Group’s earnings, financial condition, capital position and execution of its target end-state plan.

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

The RBS Group’s and the RBSH Group’s businesses are also exposed to risk from employee misconduct including non-compliance with policies and regulatory rules, negligence or fraud, any of which could result in regulatory sanctions and serious reputational or financial harm to the RBS Group and/or the RBSH Group. In recent years, a number of multinational financial institutions, including the RBS Group, have suffered material losses due to the actions of employees. It is not always possible to deter employee misconduct and the precautions the RBS Group and the RBSH Group take to prevent and detect this activity may not always be effective.

The RBS Group and the RBSH Group have implemented a number of policies and allocated new resources in order to help mitigate against these risks. The RBS Group and the RBSH Group have also prioritised initiatives to reinforce good conduct in the markets in which they operate, together with the development of preventative and detective controls in order to positively influence behaviour.

Nonetheless, no assurance can be given that the RBS Group’s strategy and control framework (which applies to the RBSH Group) will be effective and that conduct issues will not have an adverse effect on the RBSH Group’s results of operations and financial condition.

The RBSH Group may be adversely impacted if its risk management is not effective.

The management of risk is an integral part of all of the RBSH Group’s activities. Risk management includes the definition and monitoring of the RBSH Group’s risk appetite and reporting of the RBSH Group’s exposure to uncertainty and the consequent adverse effect on profitability and financial condition arising from different sources of uncertainty and risks as described throughout these risk factors.

Ineffective risk management may arise from a wide variety of events and behaviours, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes.

Failure to manage risks effectively could adversely impact the RBSH Group’s reputation or its relationship with its customers, shareholders or other stakeholders, which in turn could have a significant effect on the RBSH Group’s business, financial condition, results of operations and execution of its target end-state plan.

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

  RBS Holdings N.V.                                                                                                                                  180

Additional information

Risk factors continued

The liability of RBS N.V. is limited to the equity retained at legal demerger. At the time of the legal demerger, this liability amounted to €4.0 billion and this liability will reduce over time. The liability of the new ABN AMRO Bank N.V. is limited to the amount of equity acquired at legal demerger, which amounted to €1.8 billion, which will also reduce over time.

RBS N.V. has made arrangements to mitigate the risks of liability to the creditors which transferred to the new ABN AMRO Bank upon legal demerger. The new ABN AMRO Bank has also made arrangements to mitigate the risks of liability to the creditors that remain in RBS N.V. Both of these entities hold the level of regulatory capital agreed upon with the DNB for purposes of covering any residual risks.

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

In order to comply with this requirement, our affiliate RBS Group disclosed the following activities in response to section 13(r). RBSH Group affiliates were directly involved in certain of the activities covered by this disclosure.

Iranian government payments

During 2016, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, affiliates of RBS Group facilitated a number of payments that were remitted by or to Iranian government-owned entities, including government-owned financial institutions.  The payments made by Iranian government-owned entities were received by non-designated, non-Iranian customers of RBSG Group affiliates in relation to the purchase of machinery equipment for a production plant in Iran, sponsorship fees for a business conference, salary payments, legal fees and the cost of purchasing tires.  The payments sent to Iranian government-owned entities were made by non-designated customers of RBSG Group affiliates based outside of Iran in relation to legal services (including a refund of legal expenses) and insurance claims.

In addition, during 2016, an affiliate of RBS Group received a payment made to one of its customers that is owned/controlled by persons designated under Executive Order 13224.  The payment related to an outstanding obligation.  The customer’s account has since been closed. The funds were returned to customer’s account held by a third party bank.

The transactions described in the above paragraphs totalled 101 and resulted in less than the equivalent of £30 in gross revenue to RBS Group per transaction.  RBS Group has not made any profit from these transactions.  RBS Group intends to continue to engage in transactions similar to those described above as long as such transactions are in compliance with applicable sanctions laws and within RBS Group’s risk appetite.

Guarantees

Under applicable licenses granted by appropriate authorities, affiliates of RBS Group hold eight legacy guarantees entered into between 1998 and 2005, which support arrangements entered into lawfully by affiliates of RBS Group customers with Iranian counterparties.  These legacy guarantees are in favour of Iranian government-owned financial institutions. The affiliates of RBS Group have made considerable efforts to exit and formally cancel the guarantees. However, despite the lifting of EU nuclear proliferation sanctions against Iran, these RBS Group affiliates have been unable to do so to date.

RBS Group received no revenue in the reporting period in respect of these legacy guarantees and no other payments were made under these guarantees in 2016.

Clearing System

RBS Group participates in local government-run clearing and settlement exchange systems in a number of countries in compliance with applicable laws and regulations. Iranian government-owned banks also participate in some of these clearing systems, which creates the risk that RBS Group could participate in transactions in which such Iranian banks are involved.

Where legally permissible, RBS Group has instituted procedures to screen and halt any outgoing and incoming payments to and from Iranian banks in these clearing systems prior to settlement.

RBS Group has obtained a license from Her Majesty’s Treasury to participate in local payment and settlement systems in the United Arab Emirates (UAE). RBS Group intends to continue to participate in the clearing and settlement exchange systems in various countries and will continue to seek to limit the risk of participating in transactions involving Iranian government-owned financial institutions in accordance with applicable laws and regulations. RBS Group intends to participate in transactions involving such entities only pursuant to licenses from the appropriate authorities.  No transactions involving Iranian government-owned financial institutions were processed by affiliates of RBS Group in 2016 through the local payment settlement system in the UAE.

  RBS Holdings N.V.                                                                                                                                  181

Additional information

Iranian Petroleum Industry

Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors.  In full compliance with applicable laws, and after discussions with relevant sanctions authorities, an affiliate of RBS Group maintained transactional banking facilities on behalf of a UK company (the “Non-Iranian Party”) and a company owned and controlled by the Government of Iran (the “Iranian Party”) in relation to their interest in a joint operating agreement relating to a UK oil and gas field located in the North Sea.

Under authorisation from relevant sanctions authorities, the Non-Iranian Party was able to undertake all transactions and activities incident to the operation and production of the UK field, including the sale of gas, oil, condensate, natural gas liquids or other hydrocarbon products produced from the field.  Under license from relevant sanctions authorities, the affiliate of RBS Group operated a Temporary Management Account to facilitate the transactions relating to these activities for the joint venture.

Following the lifting of EU nuclear proliferation sanctions against Iran, the Iranian Party was no longer subject to UK Sanctions and the monies held in the Temporary Management Account that were due to the Iranian Party were remitted to it, and the Temporary Management Account was closed.  The affiliate of RBS Group has continued to facilitate transactions and activities incident to the operation and production of the UK field, including the sale of gas, oil, condensate, natural gas liquids or other hydrocarbon products from the field for the Non-Iranian Party and other non-Iranian parties, including receiving payments from Iranian Parties which involves Iranian government-owned financial institutions. All such payments were made or received in compliance with applicable sanctions and under applicable licenses.

In addition, during 2016, affiliates of RBS Group have also made and received a number of payments connected to the production, sale and transport of Iranian petroleum or related hydrocarbon products.  Some of these transactions have involved Iranian government-owned entities and Iranian government-owned financial institutions. All such payments were made or received in compliance with applicable sanctions and under applicable licenses.

The transactions described in connection with the Iranian Petroleum Industry above totalled 37 and resulted in less than the equivalent of £30 in gross revenue to RBS Group per transaction.  RBS Group has not made any profit from these transactions.  RBS Group intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are in compliance with applicable sanctions laws and within RBS Group’s risk appetite.

Documents on Display

During the year ended December 31, 2016, we were subject to the information requirements of the US Securities Exchange Act of 1934, as amended, except that as a foreign issuer, we were not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance therewith, we filed or furnished reports and other information with the SEC. For further information about RBSH Group, we refer you to the filings we have made with the SEC. Statements contained in this Annual Report concerning the contents of any document are not necessarily complete. If a document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the document that has been filed. Each statement in this Annual Report relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed at www.sec.gov. Some, but not all, of our reports are available at the SEC’s website.

  RBS Holdings N.V.                                                                                                                                  182

Abbreviations and acronyms

ABS	Asset-backed securities
AFS	Available-for-sale
ALCo	Asset and Liability Management Committee
AQ	Asset quality
AT1	Additional Tier 1
BoE	Bank of England
BCBS	Basel Committee on Banking Supervision
C&RA	Conduct & Regulatory Affairs
CDO	Collateralised debt obligation
CDS	Credit default swap
CET1	Common equity tier 1
CIB	Corporate & Institutional Banking
CRD	Capital Requirements Directive
CRE	Commercial real estate
CVA	Credit valuation adjustment
DFV	Designated as at fair value through profit or loss
DVA	Debit valuation adjustment
EAD	Exposure at default
EBA	European Banking Authority
EC	European Commission
ECB	European Central Bank
ECL	Expected credit losses
EMEA	Europe, the Middle East and Africa
ERF	Executive Risk Forum
EU	European Union
FCA	Financial Conduct Authority
FI	Financial institution
FSA	Financial Services Authority
FSB	Financial Stability Board
GDP	Gross domestic product
GSIB	Global systemically important bank
HFT	Held-for-trading

  RBS Holdings N.V.                                                                                                                                  183

Abbreviations and acronyms

HMT	HM Treasury
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICAAP	Internal Capital Adequacy Assessment Process
IFRS	International Financial Reporting Standards
ILAAP	Internal Liquidity Adequacy Assessment Process
IPV	Independent price verification
IRC	Incremental risk charge
LAR	Loans and receivables
LIBOR	London Interbank Offered Rate
LGD	Loss given default
MREL	Minimum requirement for own funds and eligible liabilities
MRM	Model risk management
NTIRR	Non-traded interest rate risk
PD	Probability of default
PRA	Prudential Regulation Authority
RBSG	The Royal Bank of Scotland Group plc
RCR	RBS Capital Resolution
REIL	Risk elements in lending
RFB	Ring-fenced banking entities
RFS	RFS Holdings B.V.
RNIV	Risks not In VaR
RoW	Rest of the World
RWA	Risk-weighted asset
SE	Structured entity
SEC	US Securities and Exchange Commission
SVaR	Stressed value-at-risk
UK	United Kingdom
US/USA	United States of America
VaR	Value-at-risk

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

  RBS Holdings N.V.                                                                                                                                  184

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

  RBS Holdings N.V.                                                                                                                                  185

Glossary of terms

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

  RBS Holdings N.V.                                                                                                                                  186

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

Expected credit losses - IFRS 9’s credit impairment requirements apply to financial assets measured at amortised cost, to those measured at fair value through other comprehensive income, to lease receivables and to certain loan commitments and financial guarantee contracts. On initial recognition a loss allowance is established at an amount equal to 12-month expected credit losses that is the portion of life-time expected losses resulting from default events that are possible within the next 12 months. Where a significant increase in credit risk since initial recognition is identified, the loss allowance increases so as to recognise all expected default events over the expected life of the asset.

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

  RBS Holdings N.V.                                                                                                                                  187

Glossary of terms

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

Futures contract - a contract which provides for the future delivery (or acceptance of delivery) of some type of financial instrument or commodity under terms established at the outset. Futures differ from forward contracts in that they are standardised and traded on recognised exchanges and rarely result in actual delivery; most contracts are closed out prior to maturity by acquisition of an offsetting position.

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

  RBS Holdings N.V.                                                                                                                                  188

Glossary of terms

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

  RBS Holdings N.V.                                                                                                                                  189

Glossary of terms

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

Return on equity - profit attributable to ordinary shareholders divided by average shareholders’ equity as a percentage.

  RBS Holdings N.V.                                                                                                                                  190

Glossary of terms

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

  RBS Holdings N.V.                                                                                                                                  191

Glossary of terms

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

Wholesale funding - wholesale funding comprises Deposits by banks, Debt securities in issue and Subordinated liabilities.

Write-down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

  RBS Holdings N.V.                                                                                                                                  192

Important addresses

Company Secretariat

Gustav Mahlerlaan 350

1082 ME Amsterdam

PO Box 12925

The Netherlands

Telephone: + 31 20 464 99 99

Investor Relations

280 Bishopsgate
London EC2M 4RB
Telephone: +44 (0)207 672 1758
Facsimile: +44 (0)207 672 1801
Email: investor.relations@rbs.com

Registered office

Gustav Mahlerlaan 350

1082 ME Amsterdam

PO Box 12925

The Netherlands

Website

www.rbs.nl

  RBS Holdings N.V.                                                                                                                                  193

INDEX TO EXHIBITS

Exhibit No.	Description
1.1(1)	English translation of the amended Articles of Association of RBS Holdings N.V.
7.1	Explanation of ratio calculations
8.1(2)	List of subsidiaries
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1(3)	Risk factors of The Royal Bank of Scotland Group plc

____________________________

(1) Incorporated herein by reference to Exhibit 1.1 of the annual report on Form 20-F of RBS Holdings N.V. for the year ended December 31, 2014, filed on April 30, 2015.

(2) Incorporated herein by reference to Note 15 to our consolidated financial statements included herein.

(3) Incorporated herein by reference to pages 509 to 578 of the annual report on Form 20-F of The Royal Bank of Scotland Group plc for the year ended December 31, 2016, filed on March 24, 2017 (File No - 001-10306).

  RBS Holdings N.V.                                                                                                                                  194

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RBS HOLDINGS N.V. (Registrant)

April 28, 2017	By:	/s/ Idzard van Eeghen
		Name:	Idzard van Eeghen
		Title:	Chairman of the Managing Board

	By:	/s/ Cornelis Visscher
		Name:	Cornelis Visscher
		Title:	Chief Financial Officer

  RBS Holdings N.V.                                                                                                                                  195